05011699

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RioCan Real Estate Investment

*CURRENT ADDRESS The Exchange Tower
Suite 700, P.O. Box 378
130 King Street West
Toronto, Ontario M5X 1E2
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34916 FISCAL YEAR

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY:

DAT: 10/17/05

Annex A

RioCan Real Estate Investment Trust

RIO CAN
REAL ESTATE INVESTMENT TRUST

INDEX OF RIOCAN'S PUBLIC DOCUMENTS FILED WITH SEDAR

September 19, 2005 - January 1, 2004

DATE OF FILING	DOCUMENT TYPE	DOCUMENT NUMBER
4-Aug-05	Form 52-109FT2 – Certification of Interim Filings – CEO	1
4-Aug-05	Form 52-109FT2 – Certification of Interim Filings – CFO	2
4-Aug-05	Interim financial statements - English	3
4-Aug-05	MD&A - English	4
6-Jul-05	Final receipt	5
20-Jun-05	Material document - English	6
17-Jun-05	Material change report - English	7
17-Jun-05	News release - English	8
17-Jun-05	News release - English	9
17-Jun-05	Other material contract(s) not previously filed	10
15-Jun-05	Acceptance of Prospectus Supplement	11
14-Jun-05	Acceptance of Prospectus Supplement	12
10-Jun-05	Auditors' consent letter	13
10-Jun-05	Consent letter of issuer's legal counsel	14
10-Jun-05	Consent letter of underwriters' legal counsel	15
10-Jun-05	Prospectus supplement - English	16
10-Jun-05	Underwriting or agency agreement	17
12-May-05	Report of voting results	18
6-May-05	Form 52-109FT2 – Certification of Interim Filings – CEO	19
6-May-05	Form 52-109FT2 – Certification of Interim Filings – CFO	20
6-May-05	Interim financial statements - English	21
6-May-05	MD&A - English	22
1-Apr-05	Certificate re dissemination to shareholders	23
28-Mar-05	Annual report - English	24
28-Mar-05	Form of proxy - English	25
28-Mar-05	Management information circular - English	26
28-Mar-05	Notice of meeting - English	27
17-Mar-05	Annual information form - English	28
17-Mar-05	Material document - English	29
17-Mar-05	Material document - English	30
17-Mar-05	Material document - English	31
17-Mar-05	Notice regarding AIF (NI 51-102 F2)	32
16-Mar-05	Final receipt	33
11-Mar-05	Material change report - English	34
11-Mar-05	News release - English	35
11-Mar-05	News release - English	36
11-Mar-05	News release - English	37
11-Mar-05	News release - English	38
11-Mar-05	Other material contract(s)	39
10-Mar-05	Acceptance of Prospectus Supplement	40
10-Mar-05	Other material contract(s)	41
9-Mar-05	Acceptance of Prospectus Supplement	42
8-Mar-05	Other material contract(s) not previously filed	43
8-Mar-05	Other material contract(s) not previously filed	44
7-Mar-05	Acceptance of Prospectus Supplement	45
7-Mar-05	Auditors' consent letter	46
7-Mar-05	Consent letter of issuer's legal counsel	47
7-Mar-05	Consent letter of underwriters' legal counsel	48
7-Mar-05	Prospectus supplement - English	49
7-Mar-05	Underwriting or agency agreement	50

DATE OF FILING	DOCUMENT TYPE	DOCUMENT NUMBER
3-Mar-05	Acceptance of Prospectus Supplement	51
2-Mar-05	Auditors' consent letter	52
2-Mar-05	Consent letter of issuer's legal counsel	53
2-Mar-05	Consent letter of underwriters' legal counsel	54
2-Mar-05	Prospectus supplement - English	55
2-Mar-05	Underwriting or agency agreement	56
1-Mar-05	Notice of the meeting and record date - English	57
22-Feb-05	Auditors' consent letter	58
22-Feb-05	Final receipt	59
22-Feb-05	MRRS Decision Document (Final)	60
21-Feb-05	Consent letter of issuer's legal counsel	61
21-Feb-05	Final short form prospectus - English	62
21-Feb-05	Report on number and value of securities distributed in Quebec (QC)	63
15-Feb-05	MRRS Decision Document (Preliminary)	64
15-Feb-05	Preliminary receipt	65
15-Feb-05	Preliminary short form prospectus - English	66
14-Feb-05	Audited annual financial statements - English	67
14-Feb-05	Form 52-109FT1 – Certification of Annual Filings – CEO	68
14-Feb-05	Form 52-109FT1 – Certification of Annual Filings – CFO	69
14-Feb-05	MD&A - English	70
14-Feb-05	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers	71
6-Jan-05	Other material contract(s)	72
22-Dec-04	Acceptance of Prospectus Supplement	73
22-Dec-04	Final receipt	74
21-Dec-04	Acceptance of Prospectus Supplement	75
20-Dec-04	Auditors' consent letter	76
20-Dec-04	Auditors' consent letter	77
20-Dec-04	Consent letter of issuer's legal counsel	78
20-Dec-04	Consent letter of underwriters' legal counsel	79
20-Dec-04	Consent letter of underwriters' legal counsel	80
20-Dec-04	Final short form prospectus - English	81
20-Dec-04	MRRS Decision Document (Final)	82
20-Dec-04	Prospectus supplement - English	83
20-Dec-04	Underwriting or agency agreement	84
17-Dec-04	Material change report - English	85
17-Dec-04	News release - English	86
17-Dec-04	News release - English	87
17-Dec-04	News release - English	88
14-Dec-04	Preliminary receipt	89
14-Dec-04	Preliminary receipt	90
13-Dec-04	MRRS Decision Document (Preliminary)	91
13-Dec-04	Preliminary short form prospectus - English	92
9-Dec-04	News release - English	93
9-Nov-04	Form 52-109FT2 – Certification of Interim Filings – CEO	94
9-Nov-04	Form 52-109FT2 – Certification of Interim Filings – CFO	95
9-Nov-04	Interim financial statements - English	96
9-Nov-04	MD&A - English	97
7-Oct-04	Material change report - English	98
21-Sep-04	Acceptance of Prospectus Supplement	99
20-Sep-04	Material change report - English	100
20-Sep-04	News release - English	101
20-Sep-04	News release - English	102
20-Sep-04	News release - English	103
14-Sep-04	Acceptance of Prospectus Supplement	104
13-Sep-04	Auditors' consent letter	105

RIO CAN
REAL ESTATE INVESTMENT TRUST

DATE OF FILING	DOCUMENT TYPE	DOCUMENT NUMBER
13-Sep-04	Consent letter of issuer's legal counsel	106
13-Sep-04	Consent letter of underwriters' legal counsel	107
13-Sep-04	Prospectus supplement - English	108
13-Sep-04	Underwriting or agency agreement	109
10-Aug-04	Form 52-109FT2 – Certification of Interim Filings – CEO	110
10-Aug-04	Form 52-109FT2 – Certification of Interim Filings – CFO	111
10-Aug-04	Interim financial statements - English	112
10-Aug-04	MD&A - English	113
18-Jun-04	Material document - English	114
4-Jun-04	Report on voting results	115
17-May-04	Interim financial statements - English	116
13-May-04	Annual information form - English	117
13-May-04	Form 52-109FT2 – Certification of Interim Filings – CEO	118
13-May-04	Form 52-109FT2 – Certification of Interim Filings – CFO	119
13-May-04	Interim financial statements - English	120
13-May-04	MD&A - English	121
13-May-04	Notice regarding AIF (NI 51-102 F2)	122
7-May-04	Report on number and value of securities distributed in Quebec (QC)	123
26-Apr-04	Annual report - English	124
26-Apr-04	Form of proxy - English	125
26-Apr-04	Management information circular - English	126
26-Apr-04	Notice of meeting - English	127
26-Apr-04	Certificate re dissemination to shareholders	128
19-Mar-04	Notice of meeting and record date - English	129
12-Feb-04	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers	130
11-Feb-04	Audited annual financial statements - English	131
11-Feb-04	MD&A - English	132
Various	TSX Form 5 Filing Distribution January 2004 - September 2005	133

Document 1

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 4th day of August 2005.

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Document 2

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 4th day of August 2005.

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

Document 3



Edward Sonshine, Q.C.
President and Chief Executive Officer

Dear Fellow Unitholder:

Notwithstanding the wave of higher interest rate apprehension that became prevalent in the spring of 2005, the business and interest rate climates remain steady and benign. Interestingly enough, that same phenomenon occurred in the spring of 2004 and so long as interest rates remain at current levels, I suspect that this will be a periodic occurrence.

Essentially, we have been in a low interest rate environment for about two years and while not exclusively tied to this, the same time period has witnessed continuously declining property capitalization rates, resulting in ever increasing property values.

RioCan has been taking advantage of this climate to reposition itself somewhat in several ways:

1. By restructuring our debentures earlier this year, we are now permitted to borrow up to 60% of our historical book value thereby enabling RioCan to advantage itself of the relatively inexpensive debt that is available.
2. We have been selectively disposing of properties and focusing our acquisitions so as to move towards our objective of concentrating our assets in Canada's six primary markets while owning dominant shopping centres in secondary markets so as to have the highest quality income and the best prospects for future rent growth.
3. We are proceeding forward expeditiously, but cautiously, on the development program highlighted in last year's annual report.

The evidence of these strategies being carried out is clear when reviewing some of the highlights of the quarter just ended and the year to June 30, 2005.

Our leverage ratio is at about 54% as at June 30, 2005 thereby permitting us to invest approximately $676 million prior to our finding it necessary to raise relatively higher cost equity.

During the first six months of this year, our net acquisitions (acquisitions less dispositions) were only $100 million and in fact in the second quarter were actually a negative number. However, our percentage of gross revenue coming from national tenants increased in the period from December 31, 2004 to June 30, 2005 from 80.7% to 81.1%. Our occupancy rate improved to 96.5% during the same time period and we feel we are even better positioned for future rent growth by reason of the location and newness of our current portfolio.

By the end of this year, we will actually have under construction almost one million square feet of expansion space and new development. We expect these initiatives alone to grow our portfolio by 3 – 5 % annually over each of the next several years.

While undertaking and working on the various steps and transactions involved in the above initiatives, I am pleased to note that the rental revenue for the three months ended June 30, 2005 increased by 5.4% to $135.5 million from the same quarter in the prior year. Distributable income from operations increased by 13% to $71.4 million which translates into recurring distributable income (RDI) per unit of $0.369, an increase of 5% from a year ago.

These results are particularly gratifying in that RioCan was able to achieve this growth while making relatively few acquisitions. This is in part due to our beginning to yield benefits from the asset management business that we commenced building in a serious manner two years ago with the creation of the RioCan Retail Value Limited Partnership. It is also in part due to the hard work and achievements of the employees and executives of RioCan without whom these results could not be achieved.

In addition and finally, RioCan owes much of the success to you, our unitholders, for your continued confidence in us, which we constantly strive to merit.



EDWARD SONSHINE, Q.C.
PRESIDENT AND CHIEF EXECUTIVE OFFICER
RIOCAN REAL ESTATE INVESTMENT TRUST
August 4, 2005

consolidated balance sheets

(IN THOUSANDS)	At June 30, 2005 (UNAUDITED)	At December 31, 2004 (AUDITED)
ASSETS		
Real Estate Investments		
Income properties (Note 2)	$ 3,811,072	$ 3,699,491
Properties under development	164,944	129,791
Mortgages and loans receivable	51,730	42,629
	4,027,746	3,871,911
Receivables and other assets (Note 4)	124,620	58,949
Cash and short-term investments	117,129	21,418
	$ 4,269,495	$ 3,952,278
LIABILITIES		
Mortgages payable (Note 5)	$ 1,746,518	$ 1,765,699
Debentures payable (Note 6)	670,000	448,693
Accounts payable and accrued liabilities (Note 7)	163,183	152,718
	2,579,701	2,367,110
UNITHOLDERS' EQUITY		
Unitholders' equity	1,689,794	1,585,168
	$ 4,269,495	$ 3,952,278

The accompanying notes are an integral part of the financial statements

consolidated statements of unitholders' equity

(UNAUDITED – IN THOUSANDS)	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Trust units (Note 8)				
Balance, beginning of period	$ 1,856,551	$ 1,654,706	$ 1,702,820	$ 1,635,348
Unit issue proceeds, net	16,801	6,780	170,532	26,138
Balance, end of period	$ 1,873,352	$ 1,661,486	$ 1,873,352	$ 1,661,486
Value associated with unit option grants				
Balance, beginning of period	$ 1,944	$ 1,148	$ 1,692	$ 1,013
Value associated with compensation expense for unit options granted	341	140	593	275
Balance, end of period	$ 2,285	$ 1,288	$ 2,285	$ 1,288
Cumulative earnings				
Balance, beginning of period	$ 1,026,723	$ 885,309	$ 1,005,136	$ 846,815
Net earnings	33,537	43,476	55,124	81,970
Balance, end of period	$ 1,060,260	$ 928,785	$ 1,060,260	$ 928,785
Cumulative distributions to unitholders				
Balance, beginning of period	$ (1,185,116)	$ (954,840)	$ (1,124,480)	$ (902,436)
Distributions to unitholders	(60,987)	(54,019)	(121,623)	(106,423)
Balance, end of period	$ (1,246,103)	$ (1,008,859)	$ (1,246,103)	$ (1,008,859)
Total unitholders' equity	$ 1,689,794	$ 1,582,700	$ 1,689,794	$ 1,582,700
Units issued and outstanding	194,170	180,221	194,170	180,221

The accompanying notes are an integral part of the financial statements

(UNAUDITED – IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Revenue				
Rentals	$ 135,454	$ 128,569	$ 275,890	$ 257,257
Fee income	7,371	3,550	10,214	7,469
Interest income	1,511	2,151	3,741	5,127
Gain on properties held for resale (Note 2)	6,999	3,987	16,769	3,987
Total revenue	151,335	138,257	306,614	273,840
Expenses				
Property operating costs	44,289	40,289	93,161	82,844
Interest (Note 11)	33,011	32,620	68,216	65,323
General and administrative (Note 11)	4,470	3,953	9,171	7,415
Amortization (Note 3)	28,375	20,951	54,873	40,800
Total expenses	110,145	97,813	225,421	196,382
	41,190	40,444	81,193	77,458
Impairment provisions	(4,984)	(2,000)	(4,984)	(2,000)
Costs of early extinguishment of debentures payable (Note 6)	(63)	–	(20,549)	–
Net earnings from continuing operations	36,143	38,444	55,660	75,458
Discontinued operations (Note 2)	(2,606)	5,032	(536)	6,512
Net earnings	$ 33,537	$ 43,476	$ 55,124	$ 81,970
Net earnings per unit – basic and diluted				
Continuing operations	$ 0.18	$ 0.21	$ 0.28	$ 0.42
Discontinued operations	(0.01)	0.03	–	0.04
Net earnings	$ 0.17	$ 0.24	$ 0.28	$ 0.46
Weighted average number of units outstanding	193,496	180,034	192,818	179,506

The accompanying notes are an integral part of the financial statements

consolidated statements of cash flows

(UNAUDITED – IN THOUSANDS)	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
CASH FLOW PROVIDED BY (USED IN):				
Operating activities				
Net earnings	$ 33,537	$ 43,476	$ 55,124	$ 81,970
Items not affecting cash				
Amortization	28,831	21,429	55,775	41,770
Impairment provisions	4,984	2,000	4,984	2,000
Costs of early extinguishment of debentures payable	63	–	20,549	–
Properties held for resale, net	1,709	18,237	(6,593)	18,237
Expenditures on deferred tangible leasing costs	(4,643)	(3,975)	(8,449)	(6,193)
Change in other non-cash operating items	(2,653)	292	(17,858)	(7,583)
Discontinued operations	2,880	(9,548)	4,854	(8,259)
Cash flow provided by operating activities	64,708	71,911	108,386	121,942
Investing activities				
Acquisition of income properties	(2,853)	(96,504)	(114,491)	(135,329)
Capital expenditures on income properties and properties under development	(45,513)	(19,025)	(88,342)	(42,075)
Mortgages and loans receivable				
Advances	(17,422)	(6,223)	(22,594)	(13,313)
Repayments	2,347	18,803	6,888	29,008
Investments at cost	(15,435)	(6,789)	(15,435)	18,319
Proceeds on disposition of income properties held for sale	1,379	9,837	1,379	13,775
Discontinued operations	(581)	32,750	(703)	32,638
Cash flow used in investing activities	(78,078)	(67,151)	(233,298)	(96,977)
Financing activities				
Mortgages payable				
Borrowings	42,262	36,073	56,353	54,712
Repayments	(22,412)	(54,170)	(91,580)	(65,273)
Debentures payable				
Borrowings, net	99,037	–	553,728	–
Repayments including early extinguishments	(50,126)	–	(360,953)	–
Issue of units, net	6,362	107	150,419	11,819
Units issued under distribution reinvestment plan, net	10,440	6,674	20,113	14,320
Distributions paid	(60,865)	(53,524)	(124,185)	(105,761)
Discontinued operations	17,395	(629)	16,728	322
Cash flow provided by (used in) financing activities	42,093	(65,469)	220,623	(89,861)
Increase (decrease) in cash and equivalents	28,723	(60,709)	95,711	(64,896)
Cash and equivalents, beginning of period	88,406	128,445	21,418	132,632
Cash and equivalents, end of period	$ 117,129	$ 67,736	$ 117,129	$ 67,736
Supplemental cash flow information				
Acquisition of properties through assumption of liabilities	$ –	$ 8,661	$ 24,670	$ 43,152
Purchasers' assumption of liabilities, and vendor-take-back mortgages, on property dispositions	$ (18,747)	$ (33,538)	$ (33,423)	$ (33,538)
Interest paid	$ 31,595	$ 33,287	$ 76,792	$ 72,483
Cash equivalents, end of period	$ 115,879	$ 44,710	$ 115,879	$ 44,710

The accompanying notes are an integral part of the financial statements

(UNAUDITED - TABULAR AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

June 30, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust ("Declaration") to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Income property investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity. Investments where the Trust does not exercise significant influence are accounted for using the cost method. Income from such investments is recognized only to the extent of distributions received.

The Canadian Institute of Chartered Accountants Accounting Guideline 15, Consolidation of Variable Interest Entities ("VIEs"), is effective for the Trust's fiscal year commencing January 1, 2005 and is applied on a retroactive basis without restatement to prior periods. The standard considers a VIE to be an entity which does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. Once a VIE has been identified, the standard requires the primary beneficiary of the VIE to consolidate the entity in its financial statements. The primary beneficiary of a VIE, as defined by the standard, is generally the party that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's residual returns, or both. At January 1, 2005 the Trust was not required to make any retroactive adjustments to prior periods for VIEs as the Trust determined that the effect of the VIE standard did not have a material impact on the Trust's financial position or results of operations.

(c) Real estate investments

(i) Income properties

Income properties are carried at cost less accumulated amortization (Note 1 (c) (iii)). The cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between contractual and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs.

The cost of income properties also includes the value of the differential between stated and market interest rates on any long term liabilities assumed at acquisition.

The Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives of between 29 and 40 years.

Deferred tangible leasing costs are comprised of: (i) deferred tangible leasing costs identified as a component of income properties (whether acquired or developed by the Trust); and (ii) tenant installation costs for income properties, including applicable internal leasing costs. Deferred tangible leasing costs are amortized on a straight-line basis over the term of the respective lease.

(ii) Properties under development

Properties under development are stated at cost (Note 1 (c) (iii)). Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses. Properties under development may include properties held for resale until separately identifiable (Note 1 (c) (iv)).

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Impairment of long lived assets

The impairment of an asset is recognized when the carrying value of the asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

(iv) Properties held for resale

Properties held for resale are properties acquired for which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. The Trust expects to earn a return on such assets through a combination of property operating income earned during the relatively short term holding period and sales proceeds. Properties held for resale are stated at the lesser of cost and net realizable value. No building amortization is recorded on these assets.

(d) Debt financing costs

Costs of debt financing and the value of the differential between stated and market interest rates related to long term liabilities assumed at acquisition of an income property are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future outstanding debt without an exchange of the underlying principal amount. The difference paid or received on such transactions is recorded as an adjustment to the related interest cost.

(e) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair value. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable and other assets.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(f) Unit based compensation plans

The Trust has unit based compensation plans which are described in Note 9.

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period.

Compensation expense associated with the granting of unit options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 13.2% on the underlying units, a weighted average exercise price of $15.09, a weighted average cumulative distribution yield of approximately 7.9% and a weighted average risk free interest rate of approximately 5%.

2. INCOME PROPERTIES

June 30, 2005	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 769,725	$ –	$ 769,725
Buildings	2,788,556	(183,415)	2,605,141
Deferred tangible leasing costs	95,504	(25,745)	69,759
Deferred intangible leasing costs	61,063	(9,822)	51,241
Properties held for sale (ii)	61,987	–	61,987
Discontinued operations (iii)	180,855	–	180,855
Properties held for resale (ii) and (iv)	57,802	–	57,802
Equity investments in income properties	14,562	–	14,562
	$ 4,030,054	$ (218,982)	$ 3,811,072

December 31, 2004	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 749,197	$ –	$ 749,197
Buildings	2,711,895	(148,369)	2,563,526
Deferred tangible leasing costs	82,907	(22,493)	60,414
Deferred intangible leasing costs	46,786	(4,526)	42,260
Discontinued operations	187,187	–	187,187
Properties held for resale	81,376	–	81,376
Equity investments in income properties	15,531	–	15,531
	$ 3,874,879	$ (175,388)	$ 3,699,491

(i) Income properties under capital lease

Land and buildings include income properties under capital lease for which the Trust has exercised its options to purchase in 2013. At June 30, 2005 and December 31, 2004, the components are as follows: land – $7,473,000; buildings – $26,540,000; deferred tangible leasing costs – $1,979,000; deferred intangible leasing costs – $3,860,000; accumulated amortization – $3,515,000 (December 31, 2004 – $2,296,000); and included in mortgages payable are obligations under capital lease of $10,367,000 (December 31, 2004 – $10,406,000) (maturing in 2013, encompassing lease payment obligations for the years ended December 31: 2005 – $375,000; 2006 through 2008 – $750,000 and thereafter – $850,000. The obligation is at an imputed interest rate of 6.54% per annum).

(ii) Income properties held for sale

The Trust has entered into a portfolio disposition transaction comprising four properties at market terms and conditions with RioCan Retail Value L.P. ("RRVLP") an entity in which the Trust has a 15% ownership interest, and for which it accounts using the equity method. The Trust will continue to manage these properties and earn market based asset management, property management, development and leasing fees in addition to incentive compensation for outperformance by RRVLP.

During the three months ended June 30, 2005 the Trust completed the disposition of one such property, classified as a property held for resale, to RRVLP resulting in a gain of $4,238,000 for net cash proceeds of $9,413,000 and the assumption of a mortgage payable of $11,997,000 by RRVLP. The mortgage payable continues to be guaranteed by the Trust.

The disposition of the balance of the property portfolio to RRVLP is expected to be completed by the end of 2005 for cash consideration of $61,800,000. As the Trust equity accounts for RRVLP it has significant ongoing involvement in, and continuing cash flows from, such properties resulting in their reclassification to properties held for sale.

The Trust recognized an impairment provision of approximately $2,000,000 on the disposition of the balance of the property portfolio to RRVLP, which is included in the $4,984,000 of impairment provisions related to continuing operations.

(iii) Discontinued operations

On July 26, 2005 RioCan completed a portfolio disposition comprising seven enclosed mid-market shopping centres for $182,000,000. As part of the transaction, the purchaser assumed the existing mortgages payable of $89,939,000 and the Trust took back a secured convertible debenture receivable of $30,000,000 with a three year term bearing interest at 4.5% per annum. The balance of the purchase price of $62,061,000 was paid in cash. The Trust will perform all property management functions for this portfolio for a period of three years after completion of the sale.

In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the same co-owner's interests in three income properties.

At completion of these disposition transactions the Trust has no significant ongoing involvement in, and continuing cash flows from, these properties resulting in their reclassification to discontinued operations. Summarized financial information relating to these property dispositions is as follows:

Balance Sheets

	June 30, 2005	December 31, 2004
Income properties	$ 180,855	$ 187,187
Receivables and other assets (Note 4)	6,232	4,388
Mortgages payable (Note 5)	89,939	73,211
Other liabilities (Note 7)	9,308	9,645

Statements of Earnings

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Rental revenue	$ 7,100	$ 7,909	$ 14,703	$ 17,254
Property operating costs	(2,811)	(3,326)	(6,392)	(7,556)
Interest expense	(1,333)	(1,539)	(1,899)	(3,470)
Amortization	(1,762)	(1,392)	(3,148)	(3,074)
	1,194	1,652	3,264	3,154
Impairment provisions	(3,800)	–	(3,800)	–
Gain on sale of income properties	–	3,380	–	3,358
Net earnings (loss)	$ (2,606)	$ 5,032	$ (536)	$ 6,512

(iv) Properties held for resale

During the three months ended June 30, 2005 the Trust disposed of interests in properties held for resale (including the disposition to RRVLP) for net proceeds of $28,815,000 resulting in gains on properties held for resale of $6,999,000. During the three months ended June 30, 2004 the Trust disposed of properties held for resale for net proceeds of $29,821,000 resulting in gains on properties held for resale of $3,987,000.

During the six months ended June 30, 2005 the Trust disposed of interests in properties held for resale (including the disposition to RRVLP) for net proceeds of $46,987,000 resulting in gains on properties held for resale of $16,769,000. During the six months ended June 30, 2004 the Trust disposed of properties held for resale for net proceeds of $29,821,000 resulting in gains on properties held for resale of $3,987,000.

3. AMORTIZATION

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Buildings	$ 19,719	$ 17,511	$ 39,061	$ 35,157
Deferred tangible leasing costs	4,628	1,946	8,710	3,781
Deferred intangible leasing costs	4,028	1,494	7,102	1,862
	$ 28,375	$ 20,951	$ 54,873	$ 40,800

4. RECEIVABLES AND OTHER ASSETS

	June 30, 2005	December 31, 2004
Prepaid property operating expenses and taxes	$ 32,547	$ 16,906
Investments at cost	22,468	7,033
Deferred rents receivable	14,728	10,094
Unamortized debt financing costs	13,850	8,359
Fees and other receivables	10,615	4,413
Deposits on property acquisitions (Note 14)	10,250	–
Other assets	6,412	1,747
Capital assets (net of accumulated amortization of $5,550)	4,383	4,875
Contractual rents receivable	3,135	1,134
Discontinued operations (Note 2)	6,232	4,388
	$ 124,620	$ 58,949

5. MORTGAGES PAYABLE

At June 30, 2005 mortgages payable from continuing operations bear interest at rates ranging between 3.91% and 11.88% per annum with a weighted average quarter end rate of 6.96% (December 31, 2004 – 7.02%) and mature between 2005 and 2034.

At June 30, 2005 mortgages payable from discontinued operations bear interest at rates ranging between 5.29% and 8.34% per annum with a weighted average quarter end rate of 6.32% (December 31, 2004 – 6.97%) and mature between 2007 and 2015 (Note 2).

Future repayments are due as follows:

	Continuing Operations	Discontinued Operations	Total
Year ending December 31, 2005	$ 55,029	$ 1,371	$ 56,400
2006	135,654	2,887	138,541
2007	222,156	16,795	238,951
2008	200,050	2,468	202,518
2009	222,521	8,531	231,052
Thereafter	821,169	57,887	879,056
	$ 1,656,579	$ 89,939	$ 1,746,518

At June 30, 2005 the Trust had revolving lines of credit totalling $103,500,000 with major Canadian financial institutions, against which $20,092,000 of letters of credit (December 31, 2004 – $11,652,000) and $Nil (December 31, 2004 – $37,563,000) in cash advances were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

6. DEBENTURES PAYABLE

		June 30, 2005		December 31, 2004
Series A senior unsecured, maturity of October 31, 2007, bearing interest at 7.07% per annum, payable semi-annually (i)	$	–	$	13,693
Series B senior unsecured, maturity of April 25, 2005, bearing interest at 6.75% per annum, payable semi-annually (ii)		–		50,000
Series C senior unsecured, maturity of January 18, 2006, bearing interest at 7.20% per annum, payable semi-annually (iii)		–		125,000
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually		110,000		110,000
Series E senior unsecured, maturity of January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually		110,000		–
Series F senior unsecured, maturity of March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually		200,000		–
Series G senior unsecured, maturity of March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually		150,000		–
Series H senior unsecured, maturity of June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually		100,000		–
RealFund Series A senior unsecured, maturity of August 1, 2007, bearing interest at 7.05% per annum, payable semi-annually (iv)		–		150,000
	$	670,000	$	448,693

(i) On March 11, 2005 the Trust redeemed the Series A debentures payable at a redemption price of $109.809 per $100 principal amount for cash consideration of $15,036,000.

(ii) On April 25, 2005 the Trust repaid the $50,000,000 Series B debentures payable at their maturity.

(iii) On March 11, 2005 the Trust redeemed the Series C debentures payable at a redemption price $103.797 per $100 principal amount for cash consideration of $129,746,000.

(iv) On March 31, 2005 the Trust redeemed the RealFund Series A debentures payable at a redemption price of $108.423 per $100 principal amount for cash consideration of $162,635,000.

(v) RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). The completion of the debenture redemption transactions, coupled with the repayment on maturity of the April 25, 2005 Series B debentures, resulted in eliminating covenant patterns of the Series A, B, C and RealFund A debentures, which could have had the effect of limiting the Trust to a 55% leverage limit. These debenture redemption transactions do not typify RioCan's normal business activities and are not expected to reoccur on a regular basis. The Trust incurred costs of $20,549,000 related to the early extinguishment of its debentures payable.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2005	December 31, 2004
Property operating expenses and taxes	$ 46,347	$ 37,050
Tenant installation and capital expenditures	42,870	39,098
Distributions payable to unitholders	20,388	22,950
Accrued interest	19,526	21,363
Differential between stated and market interest rates on long term liabilities assumed at acquisition of income properties	17,019	15,728
Deferred income	6,445	5,763
Unfunded employee future pension benefits (Note 10)	1,280	1,121
Discontinued operations (Note 2)	9,308	9,645
	$ 163,183	$ 152,718

8. UNITHOLDERS' EQUITY

Three months ended June 30	2005		2004	
	Units	$	Units	$
Units outstanding, beginning of period	193,012	$ 1,856,551	179,762	$ 1,654,706
Units issued:				
Distribution reinvestment and direct purchase plans	571	10,453	448	6,688
Employee unit option plan	587	6,508	11	107
Unit issue costs	–	(160)	–	(15)
Units outstanding, end of period	194,170	$ 1,873,352	180,221	$ 1,661,486

Six months ended June 30	2005		2004	
	Units	$	Units	$
Units outstanding, beginning of period	183,604	$ 1,702,820	178,050	$ 1,635,348
Units issued:				
Publicly	8,250	143,963	–	–
Distribution reinvestment and direct purchase plans	1,111	20,140	939	14,347
Employee unit option plan	1,205	12,671	1,232	11,827
Unit issue costs	–	(6,242)	–	(36)
Units outstanding, end of period	194,170	$ 1,873,352	180,221	$ 1,661,486

9. UNIT BASED COMPENSATION PLANS

(i) Incentive unit option plan

The Trust's incentive unit option plan for its employees ("the plan") provides for option grants to a maximum of 19,200,000 units. At June 30, 2005, 7,156,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 25% per annum commencing on the first anniversary after the date of the grant, being fully vested after four years.

A summary of the status of the plan as at June 30, 2005 and 2004, and changes during the three and six months ended on those dates are as follows:

Three months ended June 30	2005			2004		
Options	Units		Weighted Average Exercise Price	Units		Weighted Average Exercise Price
Outstanding, beginning of period	4,515	$	13.42	4,088	$	12.09
Granted	885	$	19.37	700	$	15.16
Exercised	(587)	$	11.09	(11)	$	11.62
Forfeited	(24)	$	12.31	(4)	$	12.60
Outstanding, end of period	4,789	$	14.81	4,773	$	12.54
Options exercisable at end of period	1,976	$	12.63	2,446	$	11.31
Weighted average fair value per unit of options granted during the period		$	1.56		$	1.10

Six months ended June 30	2005			2004		
Options	Units		Weighted Average Exercise Price	Units		Weighted Average Exercise Price
Outstanding, beginning of period	4,708	$	12.57	4,909	$	11.22
Granted	1,310	$	18.84	1,100	$	15.17
Exercised	(1,205)	$	10.52	(1,232)	$	9.62
Forfeited	(24)	$	12.31	(4)	$	12.60
Outstanding, end of period	4,789	$	14.81	4,773	$	12.54
Options exercisable at end of period	1,976	$	12.63	2,446	$	11.31
Weighted average fair value per unit of options granted during the period		$	1.52		$	0.97

(ii) Trustees' restricted equity unit ("REU") plan

The REU plan provides for an allotment of REUs to each non-employee trustee ("member"). The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on the average market price of the units. REUs vest three years from the date of issue and are settled by a cash payment equal to the number of vested REUs credited to the member based on the average market price of Trust units at the settlement date. At June 30, 2005 accounts payable and accrued liabilities include accrued REU unit based compensation of $203,000.

10. EMPLOYEE FUTURE BENEFITS

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $81,000 and $175,000 for the three and six months ended June 30, 2005 ($73,000 and $157,000 for the comparative periods of 2004). The defined benefit pension plans benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the three and six months ended June 30, 2005 is as follows: ending balance of fair value of plan assets – $417,000 (December 31, 2004 – $317,000); ending balance of accrued benefit liability – $1,280,000 (December 31, 2004 – $1,121,000); and benefit expense – $115,000 and $230,000 for the three and six months ended June 30, 2005 ($105,000 and $210,000 for the comparative periods of 2004).

11. CAPITALIZATION OF CARRYING COSTS

	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Interest				
Interest expense	$ 35,489	$ 34,657	$ 73,057	$ 69,223
Capitalized to real estate investments	(2,478)	(2,037)	(4,841)	(3,900)
Net interest expense	$ 33,011	$ 32,620	$ 68,216	$ 65,323
General and administrative				
General and administrative expense	$ 4,957	$ 4,521	$ 10,239	$ 8,526
Capitalized to real estate investments	(487)	(568)	(1,068)	(1,111)
Net general and administrative expense	$ 4,470	$ 3,953	$ 9,171	$ 7,415

12. INVESTMENT IN CO-OWNERSHIPS

Summarized financial information relating to the Trust's share of continuing operations co-ownership activities is as follows:

Balance Sheets

	June 30, 2005	December 31, 2004
Assets	$ 917,110	$ 853,095
Liabilities	567,134	548,864

Statements of Earnings

	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Rental revenue	$ 30,745	$ 30,231	$ 62,235	$ 59,638
Net earnings	7,346	5,655	14,768	12,569

Contingencies and commitments (Note 14)

13. SEGMENTED DISCLOSURES

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

14. CONTINGENCIES AND COMMITMENTS

(a) Guarantees

The Trust has provided guarantees on behalf of third parties, primarily to certain partners and co-owners for their share of mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At June 30, 2005 such guarantees amounted to $409,000,000 and expire between 2005 and 2034. No amount has been provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

(b) Future purchases of income properties and properties under development

(i) The Trust has entered into an agreement to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions will be completed in stages as leasable area is completed and occupied by tenants. The purchase prices will be determined by valuing completed and tenant occupied areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. The remaining obligation under this agreement, comprising approximately 1,350,000 square feet, for the years ending December 31 is estimated as follows: 2005 – $73,000,000; and 2006 – $144,000,000.

(ii) The Trust has entered into commitments to acquire income properties comprising 520,000 square feet and land for development comprising 73 acres for aggregate purchase prices of $152,380,000. These acquisitions are expected to close during the third quarter of 2005.

(c) Costs to complete properties under development

The estimated costs to complete properties under development for the years ending December 31 are as follows: 2005 – $73,600,000; 2006 – $89,300,000; 2007 – $45,700,000; and 2008 – $21,300,000.

Document 4

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three and six month periods ended June 30, 2005 and 2004. Our discussion and analysis should be read in conjunction with our consolidated financial statements and our MD&A including the section on "Risks and Uncertainties" for the two years ended December 31, 2004 and 2003. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Certain information presented in this MD&A contains forward-looking statements based on our estimates and assumptions that are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization.

At June 30, 2005: (i) we had ownership interests in a portfolio of 193 shopping centres comprising 29.9 million square feet with a portfolio occupancy rate of 96.5%; (ii) 81.1% of our annualized gross rental revenue was derived from, and 81.2 % of our space was leased to, national and anchor tenants; (iii) no individual tenant comprised more than 4.7% of the portfolio's annualized gross rental revenue; (iv) over 47.1% of annualized gross rental revenue was derived from our 25 largest tenants; (v) 11.6% of our annualized gross rental revenue came from national and regional grocery supermarket chains; and (vi) we had approximately 5,200 individual tenancies. The International Council of Shopping Centers ranked RioCan the fifteenth largest owner of shopping centres in North America as measured by our gross leasable area at August 31, 2004.

Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, we have a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles ("GAAP").

VISION AND BUSINESS STRATEGY

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. Increasingly our focus is to own properties mainly in those primary Canadian markets that have consistently experienced population growth, being: Montreal; Ottawa; Toronto; Calgary; Edmonton; and Vancouver. RioCan also enjoys ownership of properties in strong secondary markets which show growth and where our long-term goal is to own the dominant centres in those markets. The specific retail areas in which we invest are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed centres and dominant regional enclosed malls are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, necessity-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component. We have in-house professionals possessing all real estate related functional capabilities to assist us in achieving our business plans.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing distributable income ("recurring distributable income" or "RDI", a non-GAAP measure). Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities through pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the

value-added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this strategy include: RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that acquires properties for purposes of redevelopment or repositioning with the intention of resale; and properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program). These programs are further discussed under our Asset Profile.

RioCan's above stated purpose means that the key measures by which management evaluates its success in the achievement of its objectives are: (i) the growth in RDI; and (ii) the growth and stability of cash distributions to unitholders. A review of these key measures is found in our discussion under Financial Liquidity and Capital Commitments.

OUTLOOK

Our 2005 objectives are as follows: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth prospects of the resulting cash flows; and (ii) achieve growth in RDI per unit. These objectives are premised on the following conditions and assumptions: (i) the general economy will remain stable; (ii) interest rates will be relatively stable; (iii) acquisition capitalization rates will remain stable; (iv) competition for acquisitions of shopping centres will remain intense; and (v) equity and debt markets will readily provide access to capital.

Initiatives undertaken by RioCan to achieve these objectives include: (i) continuing focus on land use intensification at our existing properties; (ii) new format retail development projects undertaken both with and without partners; (iii) continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities; and (iv) working to further reduce RioCan's cost of capital.

During the first six months of 2005 we have: (i) commenced new land use intensification and new format retail developments projects (see Asset Profile); (ii) redeemed certain series of our senior unsecured debentures payable ("debentures"), which redemptions resulted in a reduction in our aggregated weighted average interest rate to 6.18% at June 30, 2005 from 6.75% at December 31, 2004 and in an effective increase in our maximum allowable total debt levels up to 60% of aggregate assets from 55% (see Capital Structure and Liquidity); (iii) contracted to dispose of two portfolios of smaller market properties consistent with our strategy of increasingly owning properties in higher growth markets; and (iv) continued to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities.

The achievement of our objectives is partially dependent on successful mitigation of business risks, which is discussed in our MD&A including the section on "Risks and Uncertainties" for the two years ended December 31, 2004 and 2003. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

SIGNIFICANT ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2005 and 2004 include a detailed description of our accounting policies in Note 1 to these financial statements. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Refer to our MD&A for the two years ended December 31, 2004 and 2003 for a discussion of our significant accounting policies most affected by estimates and judgments used in the preparation of our financial statements, being our accounting policies for building amortization, impairment of real estate investments, guarantees, and fair value. We have determined that at June 30, 2005 there is no change to our assessment of our significant accounting policies most affected by estimates and judgments as detailed in our MD&A for the two years ended December 31, 2004 and 2003.

ASSET PROFILE

Income Properties

Income properties were $3.8 billion at June 30, 2005 as compared to $3.7 billion at December 31, 2004. The consolidated net carrying value of RioCan's owned interest at June 30, 2005 in 29.9 million (December 31, 2004 – 29.7 million) square feet of gross leasable area is approximately $128 (December 31, 2004 – $124) per square foot.

Our income properties are comprised of five distinct components, being: (i) long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); (ii) income properties held for sale and

discontinued operations (arising from disposals of long-lived income properties); (iii) real estate investments accounted for using the equity method ("equity-accounted for investments"); (iv) properties held for resale (properties for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business); and (v) deferred tangible and intangible leasing costs. Each of the components of income properties is discussed below.

Long-lived Income Properties

Long-lived income properties are core investments as discussed above. For the six months ended June 30, 2005 the change in our land, buildings, and tangible and intangible leasing costs identified at acquisition result primarily from: (i) our acquired interests in income properties aggregating 625,000 square feet for $132.6 million ($Nil for the second quarter), of which $16.9 million was financed through the assumption of related mortgage debt; and (ii) the disposition of an income property to a tenant during the second quarter with a carrying amount of $3.2 million. During the six months ended June 30, 2004 we: (i) completed acquisitions of interests in 1.3 million square feet for $178.3 million (847,000 square feet for $101 million for the second quarter) of which $43.2 million ($8.7 million for the second quarter) was financed through the assumption of related mortgage debt; and (ii) disposed of interests in income properties to tenants which had a net carrying amount of $18.6 million ($9.9 million for the second quarter) and generated proceeds of $18.6 million ($9.9 million for the second quarter).

We have joint investments with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. At June 30, 2005 these joint investments were comprised of interests in 30 properties aggregating approximately 7.8 million square feet of which our share of total assets was approximately $546 million. There have been no new income property acquisitions during the first six months of 2005. In certain transactions RioCan provides guarantees on behalf of third parties, primarily on behalf of partners and co-owners for their shares of mortgages payable. At June 30, 2005 RioCan, on behalf of Kimco, provided $231.7 million of guarantees on mortgages payable for properties held in RioKim, for which we receive guarantee fees. Our strategic alliance with Kimco originally provided that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. We continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned in RioKim.

On October 6, 2004 we announced that RioCan and the Canada Pension Plan Investment Board ("CPPIB") have formed a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB. This joint venture has not completed or committed to any asset acquisitions.

Income Properties Held For Sale and Discontinued Operations

GAAP requires that disposition transactions in which we have no ongoing involvement in and no significant continuing cash flows from the properties, result in a reclassification to discontinued operations. During the second quarter of 2005 we transferred $180.9 million of income properties to discontinued operations. On July 26, 2005 RioCan completed a portfolio disposition to Retrocom Mid-Market REIT ("Retrocom") comprising seven enclosed mid-market shopping centres for $182 million. As part of the transaction, Retrocom assumed the existing mortgages payables of approximately $89.9 million and RioCan took back a secured convertible debenture receivable of $30 million with a three year term bearing interest at 4.5% per annum. The balance of the purchase price of $62.1 million was paid in cash. RioCan will perform all property management functions for the portfolio for a period of three years after completion of the sale.

During the first quarter of 2004 we transferred $66.4 million of income properties to discontinued operations. In May 2004 the Trust completed a transaction to restructure certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to our co-owner with a net carrying amount of $63 million for net proceeds of $66.4 million (including $33.6 million of mortgage debt that was assumed by our co-owner), resulting in a gain of $3.4 million in the second quarter of 2004; (ii) our acquisition from the same co-owner of its interests in three income properties for $15.1 million; and (iii) the repayment of mortgages receivable principal and accrued interest from the same co-owner of $12.4 million.

GAAP requires that disposition transactions in which we have an ongoing involvement in and significant continuing cash flows from the properties, result in a reclassification to income properties held for sale. During the second quarter

of 2005 we transferred $62 million to income properties held for sale, as we entered into a portfolio disposition transaction at market terms and conditions with RRVLP (see Equity-Accounted for Investments below).

The fair value of our income properties and properties under development is considerably in excess of the carrying amounts of these assets. GAAP requires us to continually evaluate the recoverability of the net carrying amount of each individual real estate investment and generally does not permit the netting of unrealized gains and losses on an aggregate asset basis. We recognize the impairment of an asset when the carrying value of that asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment recognized by us is measured as the amount by which the carrying value of the asset exceeds its fair value. During the second quarter of 2005 we recognized impairment provisions of $5 million on our long-lived income properties (which includes the $2 million impairment provision relating to the disposition transaction with RRVLP discussed below) and $3.8 million related to our discontinued operations. During the second quarter of 2004 we recognized an impairment provision of $2 million on a long-lived income property. Our impairment provisions for both periods primarily arise as a result of disposition transactions.

Equity-Accounted For Investments

Equity-accounted for investments decreased to $14.6 million at June 30, 2005 from $15.5 million at December 31, 2004.

We have a 15% equity interest ($12.7 million at June 30, 2005) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which our share is up to $30 million), plus third-party debt. At June 30, 2005 RRVLP owned shopping centres aggregating 2.4 million square feet with a total book value of $200 million. Commencing with the earlier of: (i) the expiration of a three year investment period; or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for up to a further four years. It is the intention of the partners to then monetize any unrealized gains, unless otherwise agreed to by them. TIAA-CREF is a major U.S. pension fund, with over US$307 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $36 billion in net investment assets. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

We have entered into a portfolio disposition transaction with RRVLP comprising four properties at market terms and conditions. We will continue to manage these properties and earn market based asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by RRVLP. During the three months ended June 30, 2005 we completed a disposition of a property, classified as a property held for resale, to RRVLP resulting in a gain of $4.2 million for net cash proceeds of $9.4 million and the assumption of a mortgage payable of $12 million by RRVLP, which mortgage payable we continue to guarantee. The disposition of the balance of the property portfolio is expected to be completed by the end of 2005 for cash consideration of $61.8 million.

We recognized an impairment provision of approximately $2 million on the disposition of the balance of the property portfolio to RRVLP, which is included in the $5 million impairment provision relating to continuing operations discussed above. GAAP requires us to defer the recognition of disposition gains of approximately $2 million relating to our retained interest in the same portfolio as a result of our 15% equity investment in RRVLP.

Properties Held For Resale

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties acquired for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the short holding period and sales proceeds. No building amortization is recorded on properties held for resale.

During the six months ended June 30, 2005 we: (i) disposed of interests in properties held for resale (including the property disposed of to RRVLP discussed above) resulting in gains of $16.8 million ($7 million during the second quarter) for net proceeds of $47 million including $25.5 million of mortgage debt that was assumed by a purchaser and $8 million in vendor take-back mortgages receivable (net proceeds of $28.8 million including $15.8 million of mortgage debt that was assumed by the purchasers and $2.9 million in vendor-take-back mortgages receivable for the second quarter);

and (ii) incurred expenditures of $4.2 million ($2.3 million for the second quarter) on properties being developed for resale. During the comparative periods of 2004 we: (i) acquired properties held for resale for $9 million ($9 million for the second quarter); (ii) disposed of such properties resulting in gains on properties held for resale of $4 million during the second quarter of 2004 for net proceeds of $29.8 million; and (iii) segregated those properties owned by us that met the properties held for resale criteria and reported them separately.

Tenant Installation Costs

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with our internal leasing professionals. The costs associated with our internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $8.4 million for the six months ended June 30, 2005 ($4.6 million for the second quarter of 2005) compared to $6.2 million for the same period of 2004 ($4 million for the second quarter of 2004). We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to recover such costs from tenants as operating costs.

Capital Expenditures on Income Properties and Properties Under Development

As a normal part of our business, we expand and redevelop existing shopping centres allowing us to create additional value from what we already own. We also have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting investments in (assets supported by) non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-tenancy basis or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is not to acquire or fund expenditures for undeveloped land unless it is zoned and generally an acceptable level of space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to phased construction, keyed to leasing levels.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

Properties under development were $164.9 million at June 30, 2005 as compared to $129.8 million at December 31, 2004. During the six months ended June 30, 2005 cash outlays were: (i) $25.3 million ($14.3 million for the second quarter) on expansion opportunities and development related expenditures as compared to $37.4 million ($15.1 million for the second quarter) for the same periods in 2004; and (ii) $60.4 million ($30 million for the second quarter) on new format retail development projects, exclusive of $7.7 million which was financed through the assumption of related construction debt. These overall increases are consistent with our focus on land use intensification at our existing properties and new format retail development projects. The balance of the change for both periods of 2005 and 2004 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) from (to) properties under (re)development.

In the making of investment decisions, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price. During the first six months of 2005, $2.6 million ($1.2 million for the second quarter) was invested in capital expenditures on income properties which, when taken together with $85.7 million ($44.3 million for the second quarter) expended on properties under development, resulted in a total cash outflow during 2005 of $88.3 million ($45.5 million for the second quarter) for these capital expenditures. During the comparative period in 2004, $4.7 million ($3.9 million for the second quarter) was invested in capital expenditures on income properties which, when taken together with $37.4 million ($15.1 million for the second quarter) expended on properties under development, resulted in a total cash outflow of $42.1 million ($19 million for the second quarter) for these capital expenditures.

Mortgages Receivable

As discussed above, as part of our development program we make loan advances to our partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions may be structured as: (i) co-ownership interests; or (ii) participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%).

Our mortgages and loans receivable increased to $51.7 million at June 30, 2005 from $42.6 million at December 31, 2004. At June 30, 2005 the components were as follows: (i) mortgages and loans receivable from co-owners – $21.4 million (December 2004 – $3.2 million); (ii) participating mortgages and loans receivable – $8.7 million (December 2004 – $17.3 million); and (iii) other mortgages and loans receivable – $21.6 million (December 2004 – $22.1 million).

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 15% with a weighted average quarter end rate of 7.53%. The mortgages and loans receivable from co-owners mature between 2005 and 2015. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Participating mortgages and loans receivable bear interest at rates ranging from 10% to 11% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). We have options to purchase (and the borrowers have options to require us to purchase) an interest (generally between 33 1/3% and 50%) in the properties. These participating mortgages and loans will be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties, subject to a fifteen year maximum term.

Other mortgages and loans receivable bear interest at rates varying from 4.75% to 12% per annum with a weighted average quarter end rate of 8.07%. Future repayments for the years ending December 31 are due as follows: 2005 – $4.4 million; 2006 – $6.6 million; 2007 – $5.4 million; 2010 – $2.3 million; and 2012 – $2.9 million.

Cash advances on mortgages and loans receivable during the six months ended June 30, 2005 totaled $22.6 million ($17.4 million for the second quarter) as compared to $13.3 million ($6.2 million for the second quarter) for the comparable periods in 2004. These changes are commensurate with the increased focus by us on greenfield development which is also undertaken by us with partners on a co-tenancy basis. Mortgage receivable advances during the first six months of 2005 also include $8 million which arise as a result of mortgages receivable we took back on property dispositions ($2.9 million during the second quarter) compared to $Nil for the same periods of 2004.

Mortgage and loan receivable principal repayments during the first six months of 2005 totaled $6.9 million ($2.3 million for the second quarter) compared against $29 million ($18.8 million for the second quarter) for the comparable period in 2004. Of the 2005 repayments approximately $3.6 million ($Nil for the second quarter) of principal was repaid by borrowers with the proceeds of our acquisitions of the borrowers' interests in certain properties that we had financed through participating and co-owners mortgage loans as compared against $21.2 million ($11.2 million for the second quarter) for the corresponding periods in 2004. Other repayments during 2005 and 2004 included cash flows generated from operating and capital transactions relating to the underlying properties.

Other Operating Items

Receivables and other assets increased to $124.6 million at June 30, 2005 from $58.9 million at December 31, 2004. This increase is largely attributable to: (i) an increase in prepaid property taxes resulting from the timing of installment payments; (ii) an increase in deferred debt financing costs relating to the issue of Series E, F, G and H debentures payable; (iii) an increase in property management related fees receivable which cash receipts were received after quarter end; (iv) an increase in investments in marketable securities; and (v) an increase in deposits on acquisitions expected to close during 2005.

Accounts payable and accrued liabilities increased to $163.2 million at June 30, 2005 from $152.7 million at December 31, 2004. This change is mainly due to: (i) an increase in accrued property operating costs relating to property taxes; (ii) an increase in accounts payable and accrued liabilities relating to tenant installation and capital expenditures; (iii) an increase in the differential between stated and market interest rates on long term debt assumed at the acquisition of income properties; partially offset by (iv) a decrease in accrued debenture interest resulting from the redemption of the Series A, C and RealFund A debentures payable; and (v) a decrease in distributions payable to unitholders resulting primarily from the special distribution of $0.02 per unit payable to unitholders of record on December 31, 2004.

Changes in other non-cash operating items (i.e. working capital) used $17.9 million of cash during the first six months of 2005 ($2.7 million for the second quarter of 2005) compared to $7.6 million ($0.3 million provided for the second quarter) for the comparative periods in the prior year. The changes in cash flows during the periods are primarily attributable to: (i) an increase in property tax payments resulting from the change in timing of installments; (ii) a decrease in the collection of accrued interest receivable resulting from the increased repayments of mortgage receivable principal during 2004; and (iii) the timing of collections of tenant property tax and common area final billings and property management related fees receivable which cash receipts were received after quarter end.

CAPITAL STRUCTURE AND LIQUIDITY

Debt

Standard & Poor's ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). At both June 30, 2005 and 2004: (i) S&P provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's debentures; and (ii) DBRS provided the Trust with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both agencies.

At June 30, 2005 our aggregate indebtedness was $2.42 billion as compared to $2.21 billion at December 31, 2004. At June 30, 2005 the composition of our aggregate indebtedness was as follows: (i) mortgages payable from continuing operations of $1.66 billion; (ii) mortgages payable from discontinued operations of $89.9 million; and (ii) debentures payable of $670 million.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). At June 30, 2005 our indebtedness was 54% of aggregate assets and we could therefore incur additional indebtedness of $676 million and still not exceed a 60% leverage limit.

At June 30, 2005 we had five series of debentures outstanding totaling $670 million as compared to debentures outstanding totaling $448.7 million at December 31, 2004.

At December 31, 2004 RioCan's Series A, B, C and RealFund A debentures had a covenant pattern that effectively limited our indebtedness to 55% of aggregate assets. As our Declaration provides for maximum total debt levels up to 60% of aggregate assets, in the first quarter of 2005 we redeemed the following series of debentures for purposes of eliminating this leverage limiting covenant pattern: (i) on March 11, 2005 we redeemed the following debentures: (a) $13.7 million Series A at a redemption price of $109.809 per $100 principal amount for cash consideration of $15 million; and (b) $125 million Series C at a redemption price $103.797 per $100 principal amount for cash consideration of $129.7 million; and (ii) on March 31, 2005 we redeemed the $150 million RealFund Series A at a redemption price of $108.423 per $100 principal amount for cash consideration of $162.6 million. On April 25, 2005 we repaid our $50 million Series B debentures at their maturity.

The completion of these debenture redemption transactions in the first quarter of 2005, coupled with the repayment on maturity of our April 25, 2005 Series B debentures, has resulted in our being able to take advantage of our leverage limit of 60% of aggregate assets, which is what our unitholders approved in 2001 and is consistent with the covenant pattern on our Series D through H debentures.

These debenture redemption transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million, which costs are comprised of: (i) redemption premiums of $18.7 million; (ii) transaction costs of $100,000; and (iii) write-offs of unamortized debt financing costs of $1.7 million. The redemption premiums can be viewed to consist primarily of the "prepayment" of the differential between the contractual and current market interest rates, with the result that a substantial majority of such costs will be offset by reduced interest expense in the next few years. These redemption costs were incurred to enable us to increase our leverage and are not expected to reoccur and do not typify our normal business activities. GAAP defines such infrequent transactions not incurred in normal business activities as an unusual item.

RioCan's Declaration does not provide specific guidance for transaction costs resulting from the early extinguishment of our debentures. However, the Declaration provides us with the discretion to determine and approve additional non-specified adjustments to the computation of RDI, as the Board of Trustees deems appropriate. Our Trustees have determined that it is appropriate to exclude the costs of early extinguishment of these debentures payable from RDI as such costs are not representative of RioCan's: (i) ability to earn and distribute cash returns to unitholders; or (ii) ongoing operating performance. Exclusion of the costs of early extinguishment of debentures payable from RDI is also similar to prior year RDI exclusions of other atypical expenditures made by RioCan, specifically those relating to our internalization of the asset and property management functions.

During the first six months of 2005 we completed the following debenture issue transactions: (i) on January 4, 2005 we issued $110 million Series E debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually; (ii) on March 8, 2005 we issued $200 million Series F debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually; (iii) on March 11, 2005 we issued $150 million Series G debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually; and (iv) on June 15, 2005

we issued $100 million Series H debentures, maturing June 15, 2012, bearing interest at 4.70% per annum, payable semi-annually.

These debenture refinancing initiatives have: (i) enabled RioCan to lock in long term financing at lower interest rates and reduced our refinancing requirements through to 2008; and (ii) provided us with the ability to finance future acquisitions with lower cost debt capital, enabling us to be more competitively positioned in a competitive acquisition market.

The change in our mortgages payable from continuing operations during the six months ended June 30, 2005 resulted primarily from: (i) new secured debt borrowings of $56.4 million; (ii) $24.7 million of mortgage financing assumed on the acquisition of income properties and new format retail development projects; and (iii) mortgage debt repayments of $117 million (including $20.5 million in scheduled amortizations and $25.5 million of mortgage debt assumption relating to property dispositions). During the first two quarters of 2004 we: (i) received proceeds of $67.4 million from new mortgage debt borrowings; (ii) assumed $43.2 million of mortgage financing on the acquisition of income properties; and (iii) repaid mortgage debt of $77.7 million (including $20.1 million in scheduled amortizations).

The change in our mortgages payable from continuing operations during the three months ended June 30, 2005 resulted primarily from: (i) new secured debt borrowings of $42.3 million; and (ii) mortgage debt repayments of $38.2 million (including $10.3 million in scheduled amortizations and $15.8 million of mortgage debt assumption relating to property dispositions). During the second quarter of 2004 we: (i) received proceeds of $36.1 million from new mortgage debt borrowings; (ii) assumed $8.7 million of mortgage financing on the acquisition of income properties; and (iii) repaid mortgage debt of $54.7 million (including $9.9 million in scheduled amortizations).

The mortgages payable of $89.9 million related to income properties classified as discontinued operations were assumed by Retrocom on July 26, 2005 at the completion of the disposition transaction. Changes to these mortgages payable during the six and three month periods ended June 30, 2005 primarily resulted from: (i) new secured debt borrowings of $45.5 million during the second quarter of 2005 as compared to $290,000 ($Nil for the second quarter) during the same periods of 2004; and (ii) mortgage debt repayments of $28.8 million including scheduled repayments of $1.3 million ($28.1 million including scheduled repayments of $597,000 for the second quarter) as compared to $230,000 ($59,000 during the second quarter) in scheduled repayments during the same periods of 2004.

The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-value ratios than would otherwise be obtained. On a combined basis, our mortgages from continuing operations and debentures payable bear a June 30, 2005 quarter end weighted average contractual interest rate of 6.35% with a weighted average term to maturity of 5.7 years, and have repayments for the next five years ending December 31 as follows: 2005 – $55 million of which $23 million relates to scheduled amortizations; 2006 – $135.7 million of which $44.1 million relates to scheduled amortizations; 2007 – $222.2 million of which $43.5 million relates to scheduled amortizations; 2008 – $310 million of which $39.4 million relates to scheduled amortizations and $110 million relates to debentures; and 2009 – $332.5 million of which $36.9 million relates to scheduled amortizations and $110 million relates to debentures.

Included in 2005 continuing operations mortgage maturities are: (i) $23 million of scheduled amortizations; and (ii) $32 million of mortgage debt maturing in 2005. We expect that all maturities will be refinanced or repaid in the normal course.

At June 30, 2005 we have revolving lines of credit in place totaling $103.5 million with major Canadian financial institutions, against which $20.1 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

The interest rates on our mortgages payable from continuing operations range from 3.91% to 11.88% per annum with a June 30, 2005 quarter end weighted average contractual interest rate of 6.96%. The cost of income properties includes the differential between contractual and market interest rates on long term debt assumed by us at the acquisition of our income properties. Calculated on this basis, we have a June 30, 2005 quarter end weighted average interest rate of 6.71% on our mortgage indebtedness.

Off Balance Sheet Assets and Liabilities and Guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on our earnings or RDI; however, our interest in the underlying investments would have resulted in increases in both real estate investments and long term debt of $33.3 million. Furthermore, our indebtedness would have increased to 54.3% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily to certain RioCan partners and co-owners for their share of mortgages payable. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At June 30, 2005 such guarantees amounted to $409 million and expire between 2005 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any losses on such guarantees in our consolidated financial statements.

Equity

Unit issue net proceeds for the six months ended June 30, 2005 were $170.5 million ($16.8 million during the second quarter) as compared to $26.1 million ($6.8 million during the second quarter) for the comparable periods in the preceding year. The change during the respective periods is primarily attributable to: (i) January 2005 issue of 8.3 million units for net proceeds of $137.9 million; (ii) 1.2 million units (587,000 units during the second quarter) were issued under our employee unit option plan versus 1.2 million units (11,000 units during the second quarter) in the corresponding periods for 2004; and (iii) 1.1 million units (571,000 units during the second quarter) were issued under the distribution reinvestment plan and direct purchase plan versus 939,000 units (448,000 units during the second quarter) for the comparative periods of 2004.

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. At our May 11, 2005 Annual and Special Meeting of Unitholders our unitholders approved an amendment to our employee unit option plan to increase the number of units reserved for issuance under the plan by 5.2 million, providing for a further 7.2 million units which could be granted under the plan.

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

During the six months ended June 30, 2005 we granted 1.3 million unit options (885,000 unit options during the second quarter) under the employee unit option plan as compared to 1.1 million unit options (700,000 unit options during the second quarter) for the corresponding periods in the preceding year. At June 30, 2005 accounts payable and accrued liabilities included accrued REU unit based compensation of $203,000 ($77,000 relating to the second quarter of 2005).

RioCan may have transactions in the normal course with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts.

Financial Liquidity and Capital Commitments

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at both June 30, 2005 and 2004 was SR-2. This rating category reflects a low variability and strong sustainability of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At both June 30, 2005 and 2004 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

During the six months ended June 30, 2005 distributions to our unitholders increased by 14.3% to $121.6 million compared to $106.4 million during the same period in 2004. Of the distributions we made to our unitholders during the first two quarters of 2005, $19.6 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $13.9 million for the first two quarters of 2004.

During the three months ended June 30, 2005 distributions to our unitholders increased by 12.9% to $61 million compared to $54.0 million during the same period in 2004. Of the distributions we made to our unitholders during the second quarter of 2005, $10.3 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $6.7 million for the second quarter of 2004.

For the six months ended June 30, 2005 our monthly distributions to our unitholders were $0.105 per unit compared to $0.10 per unit for the corresponding period of 2004. During the six months ended June 30, 2005 distributions per unit to our unitholders increased by 6.3% to $0.63 per unit (5% to $0.315 per unit during the second quarter) as compared to $0.5925 per unit ($0.30 per unit during the second quarter) for the comparative periods in 2004.

At our May 11, 2005 Annual and Special Meeting of Unitholders our unitholders approved an amendment to the Declaration to provide our Trustees with the authority to permit us to retain up to 20% (distributing to unitholders at least 80%) of our annual RDI per unit with the balance being retained by us for use in our operations. We believe that this discretion is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations, and fund ongoing capital requirements and future growth. While this amendment will permit us to retain more of our RDI, we do not intend to reduce our distributions to unitholders but rather will reduce the payout ratio over time by retaining a greater proportion of the growth in our RDI.

RDI is a measure of RioCan's ability to earn and distribute cash returns to unitholders and is intended to be a measure that is representative of RioCan's operating performance. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and, accordingly, RDI as we report may not be comparable to other issuers.

RioCan's RDI is based on consolidated net earnings adjusted for: (i) non-cash items (such as building and leasing cost amortization, straight-line and market rent differentials); (ii) items not representative of operating performance (such as gains (losses) on disposal of long-lived income properties); and (iii) any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

As previously discussed under Debt, RioCan's Declaration does not provide specific guidance for transaction costs resulting from the early extinguishment of debentures and our Trustees have determined that our exclusion of these early extinguishment costs from RDI is appropriate in that such costs are not representative: (i) of RioCan's ability to earn and distribute cash returns to unitholders; nor (ii) its ongoing operating performance.

Our RDI for the three and six months ended June 30, 2005 and 2004 is as follows:

	Three months ended June 30,		Six months ended June 30,	
(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	2005	2004	2005	2004
Net earnings	$ 33,537	$ 43,476	$ 55,124	$ 81,970
Amortization of tangible capital assets	21,183	18,991	42,061	38,389
Amortization of deferred tangible leasing costs	4,788	2,189	9,112	4,265
Amortization of deferred intangible leasing costs	4,336	1,494	7,410	1,862
Impact of accounting for minimum rental revenue on a straight-line basis	(1,814)	(1,824)	(3,743)	(3,574)
Unit based compensation expense	417	140	795	275
Amortization of the differential between contractual and market rents	111	7	222	(16)
Impairment provisions	8,784	2,000	8,784	2,000
Costs of early extinguishment of debenture payables	63	–	20,549	–
Gain on sale of income properties	–	(3,380)	–	(3,358)
Recurring distributable income	71,405	63,093	140,314	121,813
Retention of recurring distributable income	(10,418)	(9,074)	(18,691)	(15,390)
Distributions to unitholders	$ 60,987	$ 54,019	$ 121,623	$ 106,423
Per unit				
Recurring distributable income	$ 0.369	$ 0.350	$ 0.727	$ 0.678
Retention of recurring distributable income	(0.054)	(0.050)	(0.097)	(0.085)
Distributions to unitholders	$ 0.315	$ 0.300	$ 0.630	$ 0.593

We ended the second quarter of 2005 with $117.1 million of cash and short term investments and over $83.4 million of available undrawn bank lines of credit. Our bank credit facilities are available to fund property acquisitions and (re)development expenditures and to meet short term working capital requirements.

We anticipate that our cash flow from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and our ability to access equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations and execute our business plans.

RESULTS OF OPERATIONS

We reported net earnings of $55.1 million for first six months of 2005 as compared with net earnings of $82 million for the comparative period in 2004. The decreases in net earnings as compared to the same periods of 2004 resulted primarily from: (i) costs of early extinguishment of debentures payable of $20.5 million; (ii) an increase in amortization; (iii) an increase in impairment provisions; partially offset by (iv) gains on property dispositions.

We reported net earnings of $33.5 million for second quarter of 2005 as compared with net earnings of $43.5 million for the comparative period in 2004. The decreases in net earnings as compared to the same period of 2004 resulted primarily from: (i) an increase in impairment provisions; (ii) an increase in amortization; partially offset by (iii) gains on property dispositions.

The specific components of net earnings for each respective period are discussed below.

Revenue

Rental revenue for the six months ended June 30, 2005 increased by 7.2% to $275.9 million (5.4% to $135.5 million during the second quarter) from $257.3 million ($128.6 million for the second quarter) for the corresponding periods in 2004. These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first six months of 2005.

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fee revenue for the six months ended June 30, 2005 was $10.2 million ($7.4 million for the second quarter) compared to $7.5 million ($3.6 million for the second quarter) for the same periods of 2004. These changes primarily result from increased out-performance incentive fees earned by us during the second quarter of 2005.

During the first six months of 2005 interest charged on mortgages and loans receivable and interest earned on cash balances was $3.7 million ($1.5 million for the second quarter), a decrease from $5.1 million ($2.2 million for the second quarter) for the comparable periods in 2004. These decreases primarily arose as a result of the increase in repayments of mortgages receivable principal during 2004.

Expenses

Our property operating costs during the six months ended June 30, 2005 increased 12.5% to $93.2 million (9.9% to $44.3 million during the second quarter) from $82.8 million ($40.3 million for the second quarter) for the corresponding periods in 2004. Included in property operating costs are property taxes of $56.4 million which increased by 9.1% ($27.7 million or a 8.2% increase for the second quarter) from $51.7 million ($25.6 million for the second quarter) for the corresponding periods in 2004. These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first six months of 2005.

Our total interest expense during the six months ended June 30, 2005 increased by 4.4% to $68.2 million (1.2% to $33.0 million during the second quarter of 2005) from $65.3 million ($32.6 million for the second quarter) for the corresponding periods in 2004. These increases resulted primarily from the increase in debentures payable. The increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the assumption by purchasers of debt related to properties sold during the periods. Amounts capitalized to real estate investments during the first six months of 2005 were $4.8 million, representing 6.6% of interest expense ($2.5 million or 7.0% capitalized for the second quarter) compared to $3.9 million or 5.6% ($2.0 million or 5.9% capitalized for the second quarter) for comparative periods of 2004. These changes in capitalized interest are commensurate with our increased focus on land use intensification and new format retail development.

General and administrative expense includes expenses for general Trust activities and real estate asset management functions. Expenses for recoverable property management and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense during the first six months of 2005 increased by 23.7% to $9.2 million (13.1% to $4.5 million during the second quarter of 2005) from $7.4 million ($4.0 million for the second quarter) for the corresponding periods in 2004. These increases in general and administrative expense mainly resulted from increases: (i) relating to staff levels and related costs; (ii) in unit based compensation expense; and (iii) in statutory compliance/governance related costs.

Amounts capitalized to real estate investments during the first six months of 2005 were $1.1 million representing 10.4% ($487,000 or 9.8% capitalized for the second quarter of 2005) of general and administrative expense as compared to $1.1 million or 13% ($568,000 or 12.6% capitalized for the second quarter) for the same periods of 2004. To the extent that our general and administrative expense is related to real estate asset management functions such expenditures are not capitalized.

Deferred tangible leasing cost amortization is comprised of: (i) amortization related to expenditures for tenant installations for the six months ended June 30, 2005 of $4.8 million ($2.4 million for the second quarter) as compared to $3.3 million ($1.7 million during the second quarter) during the same periods of 2004; and (ii) amortization of acquired deferred tangible leasing costs that arise at the acquisition of our income properties during the first six months of 2005 of $3.9 million ($2.2 million for the second quarter) as compared to $0.5 million ($0.3 million during the second quarter) during the same periods of 2004. Deferred intangible leasing cost amortization during the six months ended June 30, 2005 was $7.1 million ($4.0 million for the second quarter) as compared to $1.9 million ($1.5 million during the second quarter) during the same periods of 2004.

Prior to September 12, 2003 the purchase price of an income producing property was allocated to land and building. For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to tangible and intangible deferred leasing costs. As a result, a significant portion of the acquisition is now being amortized over the shorter lease term instead of the useful life of the building, resulting in an increase in this amortization. Amortization of deferred tangible and intangible leasing costs are not deducted in calculating RDI, therefore changes to such amortization have no impact on RDI.

During the first six months of 2005 building amortization increased to $39.1 million ($19.7 million for the second quarter) as compared to $35.2 million ($17.5 million during the second quarter) during the same periods of 2004. These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first two quarters of 2005. Building amortization is not deducted in calculating RDI, therefore changes to such amortization have no impact on RDI.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. Effective January 1, 2005 the Real Property Association of Canada ("REALPAC", formerly the Canadian Institute of Public and Private Real Estate Companies) adopted the following revised definition of FFO: "Funds from operations means net income (computed in accordance with GAAP), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Adjustments for equity accounted for entities and joint ventures and non-controlling interest are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

RioCan's method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO reported by other issuers. A reconciliation of GAAP net earnings for the three and six months ended June 30, 2005 and 2004 to FFO is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Net earnings	$ 33,537	$ 43,476	$ 55,124	$ 81,970
Amortization of tangible capital assets	19,719	17,511	39,061	35,157
Amortization of deferred tangible leasing costs	4,628	1,946	8,710	3,781
Amortization of deferred intangible leasing costs	4,028	1,494	7,102	1,862
Impairment provisions	4,984	2,000	4,984	2,000
Discontinued operations	5,562	(1,988)	6,948	(284)
Funds from operations	$ 72,458	$ 64,439	$ 121,929	$ 124,486
Per unit				
Funds from operations per weighted average number of units outstanding	$ 0.38	$ 0.36	$ 0.63	$ 0.69

As previously discussed, RioCan is required to recognize in net earnings and the determination of FFO the costs of early extinguishment of debentures payable of $20.5 million. Had these transactions been excluded, our FFO would have been $142.5 million ($0.74 per unit) for six months ended June 30, 2005.

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

We continually monitor the Canadian Institute of Chartered Accountants ("CICA") recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released section 3855, Financial Instruments – Recognition and Measurement, which standard is applicable to the Trust commencing January 1, 2007. This standard provides more comprehensive guidance on how to recognize financial instruments on the balance sheet, how to measure them, and how to account for gains and losses. The Trust is in the process of assessing the impact of this new standard on our consolidated financial statements and note disclosures.

RISKS AND UNCERTAINTIES

In our MD&A for the two years ended December 31, 2004 and 2003 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. We have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2004 and 2003.

Document 5

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

Receipt for (Final) Short Form Prospectus dated **December 20th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **20th** day of **December, 2004**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project **#721368**

Document 6

RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST
MADE AS OF MAY 11, 2005

TABLE OF CONTENTS

RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

THIS AMENDED AND RESTATED DECLARATION OF TRUST made in Toronto, Ontario as of the 11th day of May, 2005.

RECITAL

WHEREAS the Trust was established for the principal purpose of providing persons who may become the holders of Units with an opportunity to invest in an entity owning and holding a diversified portfolio of primarily income-producing real property investments in Canada.

DECLARATION

NOW THEREFORE, the Trustees hereby confirm that they agree to hold in trust as trustees any and all property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to them as such trustees and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:

ARTICLE I
THE TRUST DEFINITIONS

1.1 Definitions and Interpretation

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Declaration of Trust, except where the context otherwise requires:

"**Adjusted Unitholders' Equity**" means, at any time, the aggregate of the amount of Unitholders' equity of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust, calculated in accordance with generally accepted accounting principles;

"**affiliate**" with relation to any person means an associate or an affiliated, controlled or subsidiary company of such person, all such terms (except person) having the meaning ascribed thereto by the *Securities Act* (Ontario), as amended from time to time;

"**annuitant**" means the annuitant of a registered retirement savings plan or a registered retirement income fund, all as defined in the *Income Tax Act* (Canada);

"**Audit Committee**" means the committee established pursuant to section 8.3;

"**capital cost allowance**" shall include any amounts deductible in respect of the cost of investments or other capital assets as is permitted by the *Income Tax Act* (Canada);

"**capital cost allowance of the Trust**" for any year shall be the amount of capital cost allowance that is deductible under the *Income Tax Act* (Canada) in computing the income of the Trust for income tax purposes for the year;

"**capital gain**" shall have the meaning ascribed to such term in the *Income Tax Act* (Canada);

"**capital loss**" shall have the meaning ascribed to such term in the *Income Tax Act* (Canada);

"**Compensation Committee**" means the committee established pursuant to section 8.2;

"**cumulative eligible capital of the Trust**" for any year means the amount of cumulative eligible capital that is deductible under the *Income Tax Act* (Canada) in computing the income of the Trust for income tax purposes for the year,

"**Declaration of Trust**" means this amended and restated declaration of trust, as amended from time to time;

"**dissenting offeree**" means, where a take-over bid is made for all the Units, a holder of Units who does not accept the take-over bid and includes a subsequent holder of that Unit who acquires it from the first mentioned holder;

"**Distribution Date**" means each date selected by the Trustee for the purpose of making distributions contemplated in Article IX;

"**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, not to any particular article, section or other portion thereof;

references to "**the *Income Tax Act* (Canada)**" mean such act and the regulations thereunder as the same may be amended from time to time;

"**indebtedness**" means any obligation of the Trust for borrowed money (including, for greater certainty, the principal amount of convertible debt securities, notwithstanding the presentation of such securities in the Trust's financial statements in accordance with generally accepted accounting principles) to the extent that is appears as a liability on the balance sheet of the Trust calculated in accordance with generally accepted accounting principles;

"**Investment Committee**" means the committee established pursuant to section 8.1;

"**mortgage**" means any mortgage, charge, hypothec, bond, debenture, note or other evidence of indebtedness directly or indirectly secured by real property;

"**net realized capital gains of the Trust**" shall have the meaning ascribed to such term in section 9.1(2);

"**net recapture income of the Trust**" for any year means the amount, if any, by which the amount required to be included in the income of the Trust for income tax purposes for such year by way of recapture of capital cost allowance exceeds the amount permitted to be deducted under subsection 20(16) of the *Income Tax Act* (Canada);

"**person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof~

"**President**", "**Vice-President**", and "**Secretary**" means the person holding the respective office from time to time in accordance with section 2.9

"**real property**" means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, partnership, joint venture or otherwise) and securities of persons whose assets consist primarily of real property and/or investments, direct or indirect, in real property;

"**Register**" means the register which shall be established and maintained pursuant to section 5.14;

"**take-over bid**" has the meaning ascribed to such term in the *Securities Act* (Ontario), as amended from time to time;

"**Trust**" means RioCan Real Estate Investment Trust established hereunder;

"**Trustees**" means, as of any particular time, the trustees holding office under this Declaration of Trust at such time, whether they be the signatories hereto or additional or successor trustees;

"**Trustees' Regulations**" means the regulations adopted by the Trustees pursuant to section 3.3;

"**Unit**" means a unit of interest in the Trust in accordance with the provisions hereof and includes a fraction of a Unit; and

"**Unitholder**" means a person whose name appears on the Register as a holder of Units.

1.2 Name

The name of the trust created by this Declaration of Trust shall be "RioCan Real Estate Investment Trust". As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the Trust activities, hold property, execute all documents and take all legal proceedings under that name.

1.3 Use of Name

Should the Trustees determine that the use of the name "RioCan Real Estate Investment Trust" is not practicable, legal or convenient, they may use such other designation or they may

adopt such other name for the Trust as they deem appropriate and the Trust may hold property and conduct its activities under such other designation or name.

1.4 Places of Business

The principal office and centre of administration of the Trust shall be at 130 King Street West, Suite 700, Toronto, Ontario, unless changed by the Trustees to another location. The Trust may have such other offices or places for the conduct of its affairs as the Trustees may from time to time determine as necessary or desirable.

1.5 Nature of the Trust

The Trust is an unincorporated investment trust. The Trust, its Units and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for investment trusts and for this Trust by:

(i) applicable laws, regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(ii) the terms, conditions and trusts set forth in this Declaration of Trust.

The beneficial interest of a holder of any Unit shall be limited to the right to participate pro rata in distributions when and as declared by the Trustees as contemplated by Article IX and distributions upon the termination of the Trust as contemplated in Article XII. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees, the Unitholders or any officer or other employee of the Trust or any of them for any purpose be, or be deemed to be treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. Neither the Trustees nor any officer or other employee of the Trust shall be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees, to the Trust, and to the officers and other employees of the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with rights conferred and the liabilities and obligations imposed upon them by this Declaration of Trust.

ARTICLE II
TERMS AND REMUNERATION OF TRUSTEES

2.1 Number

There shall be no fewer than five nor more than fifteen Trustees. The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders or by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint additional Trustees if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees required to have been elected at the last annual meeting of Unitholders.

2.2 Term of Office

Each Trustee who executes this Declaration of Trust or who is hereafter elected or appointed shall (except as provided in Section 2.6) hold office until the next annual meeting of Unitholders or until his successor has been elected and has qualified to serve as Trustee.

2.3 Qualifications of Trustees

A Trustee shall be an individual at least 18 years of age, who is not of unsound mind and has not been found to be of unsound mind by a court in Canada or elsewhere, and who does not have the status of bankrupt. Trustees are not required to hold Units. A majority of the Trustees must be resident Canadians.

2.4 Election of Trustees

Election of Trustees shall be by the vote of Unitholders. The election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such election) shall not become effective unless and until such person shall have in writing accepted his election and agreed to be bound by the terms of this Declaration of Trust.

2.5 Resignation, Removal and Death of Trustee

A Trustee may resign at any time by an instrument in writing signed by him and delivered or mailed to the President or the Secretary. Such resignation shall take effect on the date such notice is given or at any later time specified in the notice without need for prior accounting. A Trustee may be removed at any time with or without cause by a majority of the votes cast at a meeting of Unitholders called for that purpose or by the consent of holders of a majority of the outstanding Units entitled to vote thereon or with cause by the resolution of two-thirds of the remaining Trustees. Upon the resignation or removal of any Trustee, or his otherwise ceasing to be a Trustee, he shall execute and deliver such documents as the remaining Trustees shall require for the conveyance of any Trust property held in his name, shall account to the remaining Trustees as they may require for all property which he holds as Trustee and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may require as provided in this section. In the event that a Trustee or his legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents.

2.6 Vacancies

The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incompetence or other incapacity to exercise the duties of the office or removal of a Trustee. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until the vacancy is filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder. In the case of a vacancy, the Unitholders or a majority of the Trustees continuing in office may fill such vacancy. Any Trustee so elected by the Trustees shall hold office until the next annual meeting of Unitholders.

2.7 Successor and Additional Trustees

The right, title and interest of the Trustees in and to the property of the Trust shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to section 2.5 or otherwise.

2.8 Compensation and Other Remuneration

Trustees who are not officers or other employees of the Trust shall be entitled to receive for their services as Trustees such amounts as the Unitholders may approve from time to time, as well as reimbursement of out-of-pocket expenses incurred in acting as a Trustee, or such other reasonable compensation as the Trustees determine from time to time. Such Trustees, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as legal, accounting or other professional services or services as a broker, transfer agent or underwriter, whether performed by a Trustee or any person affiliated with the Trustee. Trustees who are officers or other employees of the Trust shall not be entitled to receive any remuneration for their services as Trustees and shall not be entitled to reimbursement from the Trust of any of their expenses incurred in acting as a Trustee except for their out-of-pocket expenses incurred in attending meetings of the Trustees, the Compensation Committee, the Investment Committee or the Audit Committee or other committees of the Trustees established from time to time.

In addition to any compensation payable to Trustees in their capacity as Trustees the Compensation Committee shall determine from time to time such reasonable additional compensation as should be paid to the chairpersons of the various committees of the Trustees.

2.9 Officers of the Trust

The Trust shall have a President, a Secretary and may have one or more Vice-Presidents and such other officers as the Trustees may appoint from time to time. One person may hold two or more offices. The President shall be a Trustee and any other officers of the Trust may, but need not, be Trustees. Officers of the Trust shall be appointed and discharged, and their remuneration determined, by the Trustees.

ARTICLE III
TRUSTEE'S POWERS AND DUTIES

3.1 General Powers

The Trustees, subject only to the specific limitations contained in this Declaration of Trust, shall have, without further or other authorization and free from any power of control on the part of the Unitholders, full, absolute, and exclusive power, control and authority over the assets of the Trust and over the business and affairs of the Trust to the same extent as if the Trustees were the sole owner thereof in their/own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the business of the Trust. In construing the

provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by such laws, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

3.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by them in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a) to retain, invest and re-invest the capital or other funds of the Trust in real or personal property of any kind, all without regard to whether any such properties are authorized by law for the investment of trust funds, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate;

(b) for such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations of the Trust and hold for investment the entire or any participating interest in notes, bonds or other obligations. In connection with any such investment, purchase, or acquisition, the Trustees shall have the power to acquire a share of rents, lease payments, or other gross income from or a share of the profits from or a share in the equity or ownership of real property;

(c) to sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages, financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust or Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

(d) to enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

(e) to borrow money and give negotiable or non-negotiable instruments therefor, to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security

interests in, encumber or hypothecate the property of the Trust to secure any of the foregoing;

(f) to lend money, whether secured or unsecured;

(g) to incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes herein;

(h) to deposit funds of the Trust in banks, trust companies and other depositories, whether or not such deposits will draw interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more Trustees, officers, agents or representatives) as the Trustee may determine;

(i) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any mortgages or securities, issued or created by, or interest in, any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(j) to elect, appoint, engage or otherwise employ officers for the Trust (including the President, Secretary and such Vice-Presidents and other officers as the Trustees may determine), who may be removed or discharged at the discretion of the Trustees, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees' Regulations; to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed; and except as prohibited by law, to delegate any of the powers and duties of the Trustees to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other persons;

(k) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the

Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof~

(l) to renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

(m) to purchase and pay for out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, Unitholders or officers;

(n) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustees, or except as prohibited by law, by and/or in the name of the Trust or the Trustees or any other person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein; provided, however, that should legal title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust, the Trustees shall require such person or persons to execute a declaration of trust acknowledging that legal title to such assets are held in trust for the benefit of the Trust;

(o) to determine conclusively the allocation to capital, income or other appropriate accounts all receipts, expenses, disbursements and property of the Trust;

(p) to prepare, sign and file or cause to be prepared, signed and filed a prospectus, offering memorandum, or similar document and any amendment thereto, relating to or resulting from an offering of the Units issued or held by the Trust and to pay the cost thereof and related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders immediately prior to such offering;

(q) to make or cause to be made application for the listing on any stock exchange of any Units of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings;

(r) to determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgement, may deem material and reliable; and

(s) To do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

3.3 Further Powers of the Trustees

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the business of the Trust, the conduct of its affairs, its rights or powers and the rights or powers of its Unitholders or officers not inconsistent with law or with this Declaration of Trust. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. Any regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all persons affected thereby.

3.4 Standard of Care

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and carry out their functions hereunder as Trustees honestly, in good faith and in the best interests of the Trust and the Unitholders and that in connection therewith they exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as trustees shall not be required to devote their entire time to the business and affairs of the Trust.

3.5 Reliance Upon Trustees

Any person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt of the Trustees for monies or other consideration shall be binding upon the Trust.

3.6 Determinations of Trustees Binding

All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust, including, without limiting the generality of the foregoing, whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered pension fund or plan as defined in the *Income Tax Act* (Canada), or other such fund or plan registered under such act, upon plan beneficiaries and plan holders past, present and future) and Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

3.7 Conflict of Interest

If a Trustee or an officer of the Trust is a party to a material contract or transaction or proposed material contract or transaction with the Trust or is a director, officer or employee of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust, the Trustee or officer, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of Trustees the nature and extent of such interest.

(a) The disclosure required in the case of a Trustee shall be made,

(i) at the meeting of Trustees or the Investment Committee, as the case may be, at which a proposed contract or transaction is first considered;

(ii) if the Trustee was not then interested in the proposed contract or transaction, at the first meeting after he becomes so interested;

(iii) if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

(iv) if a person who is interested in a contract or transaction later becomes a Trustee, at the first such meeting after he assumes that capacity.

(b) The disclosure required in the case of an officer of the Trust who is not a Trustee shall be made,

(i) forthwith after he becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Investment Committee or of the Trustees;

(ii) if the officer becomes interested after a contract is made or a transaction is entered into, forthwith after he becomes so interested; or

(iii) if a person who is interested in a contract or transaction later becomes an officer, forthwith after he becomes an officer.

(c) Notwithstanding subsections (a) and (b), where this section applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the business of the Trust, would not require approval by the Trustees or the Unitholders, such person shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of his interest forthwith after such person becomes aware of the contract or transaction or proposed contract or transaction.

(d) A Trustee referred to in this section shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is,

(i) one relating primarily to his remuneration as a Trustee, officer, employee or agent of the Trust; or

(ii) one for indemnity under section 13.1 hereof or the purchase of liability insurance.

(e) For the purposes hereof, a general notice to the Trustees by a Trustee or officer of the Trust disclosing that they are a director, officer or employee of or have a material interest in a person and are to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into.

(f) Where a material contract is made or a material transaction is entered into between the Trust and any one or more of its Trustees or officers, or between the Trust and another person of which a Trustee or officer of the Trust is a director or officer or in which they have a material interest,

(i) the Trustee or officer is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

(ii) the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the Trustee is present at or is counted to determine the presence of a quorum at the meeting of Trustees or committee of Trustees that authorized the contract or transaction, if the Trustee or officer disclosed their interest in accordance with this section, and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

(g) Notwithstanding anything in this section, but without limiting the effect of subsection (f) hereof, a Trustee or officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of his holding such office, and the contract or transaction, if it was reasonable and fair to the Trust at the time it was approved, is not by reason only of such person's interest therein void or voidable, where,

(i) the contract or transaction is confirmed or approved at a meeting of Unitholders duly called for that purpose; and

(ii) the nature and extent of such person's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular required to be provided by this Declaration of Trust or by law.

(h) Subject to subsections (f) and (g) hereof, where any Trustee or officer fails to disclose his interest in a material contract or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and directing that such person account to the Trust for any profit or gain realized.

ARTICLE IV
INVESTMENT RESTRICTIONS

4.1 Fundamental Restrictions

The assets of the Trust shall be invested only in accordance with the following restrictions:

(a) The Trust shall not make any investment that would result in Units of the Trust being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust or any such plan being liable under the *Income Tax Act* (Canada) to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in that Act or that would result in the Trust paying a tax under the registered investment provisions of that Act imposed for exceeding certain investment limits or that would result in Units of the Trust not being units of a "mutual fund trust" within the meaning of the *Income Tax Act* (Canada).

(b) The Trust shall not acquire any single investment in real property (in the case of investment in securities of a person, determined on a property by property basis in such person's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust, or such greater percentage as is permitted from time to time under the *Income Tax Act* (Canada) but in any event not greater than 20% of the Adjusted Unitholders' Equity; provided that the foregoing shall not require the Trust to sell any of its real property held at November 30, 1993, which do not comply with the foregoing provisions of this subsection.

(c) The Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition, holding, maintenance, improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("joint venturers") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in this Section 4.1 and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity"), including without limitation a general partnership, limited partnership, trust or limited liability company.

(d) Except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a

province of Canada, government debt securities or money market instruments of, or guaranteed by, a Schedule 1 Canadian bank and other investments permitted pursuant to this Section 4.1, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of this Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (k) and (m), the Trust may only invest, directly or indirectly, in income-producing real property and such other activities incidental thereto including, indirectly, operating businesses:

(i) where revenue will be derived, directly or indirectly, principally from income-producing real property; or

(ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of income-producing real property (in each case as determined by the Trustees).

(f) The Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent management determines to be practicable, any written instrument which is, in the judgment of management, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but only the property of the Trust or a specific portion thereof only shall be bound. The Trust, however, is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(h) The Trust shall not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having an aggregate gross leaseable area in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(i) The Trust shall not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where the aggregate gross leaseable area of the space being leased to the vendor together with all other space being leased by the Trust to the vendor and its affiliates is in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(j) The limitation contained in paragraph (h) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (h) and (i) shall not apply

where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, the Government of the United States, any province or territory of Canada, any state of the United States, any municipality or city in Canada or the United States, or any agency or crown corporation thereof; or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are authorized as an investment for insurance companies pursuant to paragraphs 86(1)(m) or (n) of such Act, in effect on December 31, 1991; or

(C) of which any of the bonds, debentures or other evidences of indebtedness of, or guaranteed by an issuer, or any of the other securities of an issuer which have received, and continue to hold, an investment grade rating from a recognized credit rating agency,

in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into; or

(iii) a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada.

(k) The Trust may invest in a mortgage only where:

(i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

(ii) the mortgage is registered on title to the real property which is security therefor; and

(iii) the aggregate value of the investments of the Trust in mortgages, other than mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(l) The Trust shall not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(m) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (c), (d), (e), (h), (i), (k) and (l) above.

(n) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation, expressed as a percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of the corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly owned by the Trust will be deemed to be those of the Trust.

4.2 Permitted Borrowing

The Trust shall borrow only in accordance with the following restrictions:

(a) The Trust shall not assume or incur any indebtedness unless, at the date of the proposed assumption or incurring of indebtedness, the aggregate of the total indebtedness of the Trust and the amount of additional indebtedness proposed to be assumed does not exceed 60% of the aggregate amount of the total assets of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust in respect of its properties, calculated in accordance with generally accepted accounting principles.

(b) Subject to subsection 4.2(c), the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind except:

(i) indebtedness assumed or incurred under a mortgage on the security of real property by a corporation wholly-owned by the Trust and operated solely for the purpose of holding a particular real property or properties; or

(ii) indebtedness assumed or incurred under a mortgage on the security of real property by a person of which the Trust is a securityholder (including, without limitation, equity securities) and which is operated solely for the purpose of holding a particular real property or properties for a joint venture where the limit of the guarantee, as a percentage of such indebtedness, does not exceed the percentage of the Trust's interest in the real property (or real properties, as applicable) in both instances where such mortgage, if granted by the Trust directly, would not cause the Trust

to contravene the restrictions in the remaining subsections of this section 4.2

(c) Notwithstanding subsection 4.2(b), the Trust may, directly or indirectly, guarantee indebtedness or liabilities in connection with, and where required or desirable to further, any initiatives undertaken by the Trust which are permitted under this Declaration of Trust.

4.3 Registered Investment

The Trustees shall cause the Trust to do all such things and take all such action as may be necessary from time to time to ensure that the Trust shall retain its status as a "registered investment" within the meaning of the *Income Tax Act* (Canada).

4.4 Application of Investment Restrictions

With respect to the restrictions contained in section 4.1, where any maximum or minimum percentage limitation is specified in any of the restrictions therein contained, such restrictions shall be applied on the basis of the relevant amounts calculated immediately after the making of such investment. Any subsequent change relative to any percentage limitation which results from a subsequent change in the amount of Adjusted Unitholders' Equity will not require divestiture of any investment.

4.5 Regulatory Matters

If at any time a regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment restriction of the Trust then in force, such restriction in conflict shall, if the Trustees on the advice of legal counsel to the Trust so resolve be deemed to have been amended to the extent necessary to resolve any such conflict, and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of Unitholders.

ARTICLE V
TRUST UNITS

5.1 Units

The beneficial interests in the Trust shall initially be divided into a single class of Units. Following the date of this Declaration of Trust, the Trustees may create additional classes of units of the Trust having such attributes as may be ascribed from time to time provided that, in no event, shall any such additional class of units contain any rights, terms or conditions which are more favourable than the rights terms and conditions attaching to the Units outstanding as of the date hereof. The number of Units which the Trust may issue is unlimited. The issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees.

5.2 Ranking of Units

Each Unit shall represent an equal interest in the Trust with all outstanding Units, all Units outstanding from time to time shall participate pro rata in any distributions by the Trust

and, in the event of termination of the Trust, in the net worth of the Trust, and no Unit shall have any preference or priority over any other.

5.3 Units Non-Assessable

(a) Subject to subsection (b), no Units shall be issued other than as fully paid and non-assessable. A Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property or in past services that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of a money consideration, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust.

(b) Notwithstanding subsection (a), the Trust may, from time to time, issue Units on an instalment receipt basis if the Trustees determine that to do so would be desirable in the circumstances.

5.4 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Units of the Trust. There are no pre-emptive rights attaching to the Units.

5.5 Fractional Units

Except as otherwise provided in section 5.1, if as a result of any act of the Trustees hereunder any person becomes entitled to a fraction of a Unit, such person is not entitled to receive a certificate therefor. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of, or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.

5.6 Legal Ownership of Assets of the Trust

The legal ownership of the assets of the Trust and the right to conduct the business of the Trust are vested exclusively in the Trustees, and the Unitholders shall have no interest therein other than the beneficial interest in the Trust conferred by their Units issued hereunder, as described in section 1.5, and they shall have no right to compel any partition, division, dividend or distribution of the Trust or any of the assets of the Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights, and impose upon the holders thereof only those liabilities and obligations, specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

5.7 Allotment and Issue

The Trustees may allot and issue Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of their distributions of the Trust in Units), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine. In the event that Units are issued in whole or in part for a consideration other than money, the resolution of the Trustees allotting and issuing such Units shall express the fair equivalent in money of the other consideration received.

5.8 Rights, Warrants and Options

The Trustees may create and issue rights, warrants or options to subscribe for fully paid Units which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder.

5.9 Commissions and Discounts

The Trustees may provide for the payment of commissions or may allow discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or of their agreeing to procure subscriptions therefor, whether absolute or conditional.

5.10 Transferability

The Units are freely transferable and the Trustees shall not impose any restriction on the transfer of Units. The Trustees shall maintain a listing for the Units on a Canadian stock exchange.

5.11 Certificates

Each Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units.

5.12 Certificate Fee

The Trustees may establish a reasonable fee to be charged for every certificate issued.

5.13 Form of Certificate

The form of certificate representing Units shall be in such form as is from time to time authorized by the Trustees.

5.14 Unit Register and Transfer Ledgers to be Maintained

A register (the "**Register**") shall be kept by, or on behalf and under the direction of the Trustees, which Register shall contain the names and addresses of Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates representing such Units and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agents and to act as registrars for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such transfer agents and registrars shall keep all necessary registers and other books (which may be kept on a computer or similar device) for recording original issues and registering and transferring the Units of the Trust. If the Trustees have appointed a registrar and transfer agent, no certificate for Units shall be valid unless countersigned by or on behalf of the transfer agent and/or registrar. Only Unitholders whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

5.15 Entry on Register

Upon any issue of Units, the name of the subscriber shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber, or if the subscriber is already a Unitholder, the Register shall be amended to include his additional Units.

5.16 Limitation on Non-Resident Ownership

At no time may non-residents of Canada as determined for the purposes of the *Income Tax Act* (Canada) be the beneficial owner of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% percent of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

5.17 Transfer of Units

Units shall be, for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time by endorsement

and delivery of the certificates representing the Units subject to such provisions and conditions as may be prescribed by the Trustees from time to time. No transfer shall be recorded on the Register unless the transferor has executed the instrument of transfer as reproduced in the Unit certificate and the transferee has delivered to the transfer agent and/or registrar a Unit certificate representing the Units transferred. Subject to the foregoing, transfers shall be recorded on the Register and a new certificate for the Units so transferred shall be issued to the transferee and in case of a transfer of only part of the Units represented by any certificate, a new certificate for the remaining Units shall be issued to the transferor.

5.18 Successors in Interest to Unitholders

Any person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder or such Units and shall receive a new certificate therefor upon production of evidence thereof satisfactory to the Trustees and delivery of the existing certificate to the Trustees or the transfer agent to the Trust, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incompetence or other event.

5.19 Units Held Jointly or in Fiduciary Capacity

The Trust may treat two or more persons holding any Unit as joint tenants of the entire interest therein unless their ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded as a holder of any Unit may, subject to the provisions herein contained, be described on the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.20 Performance of Trusts

None of the Trustees, the Unitholders or any transfer agent or other agent of the Trust shall be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or interest therein by any such Unitholder or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder.

5.21 Lost Certificates

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new certificate require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees deem necessary and may require the applicant to supply

to the Trust a "lost certificate" or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees, the transfer agents and registrars for so doing. The Trustees shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees. If such blanket lost security bond is acquired, the Trustees may authorize and direct (upon such terms and conditions as they may from time to time impose) any registrar, transfer agent, trustee, or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustees.

5.22 Death of Unitholders

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give such Unitholder's legal representatives a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees or the property of the Trust, but shall only entitle the legal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions of section 5.11 hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such legal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

5.23 Unclaimed Distributions

In the event that the Trustees hold distributions which are unclaimed or which cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of the distributions so held to the Public Trustee (or other similar government official or agency) whose receipt shall be a good acquittance and discharge of the obligations of the Trustees.

5.24 Repurchase of Units

The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis to be determined by the Trustees in compliance with all applicable securities regulatory laws, regulations or policies or the. policies of any applicable stock exchange.

5.25 Take-Over Bids

(1) If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the Units, other than Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate of the offeror, the offeror is entitled, on complying with this section, to acquire the Units held by the dissenting offerees.

(2) An offeror may acquire Units held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror's notice to each dissenting offeree stating that:

(a) the offerees holding more than ninety per cent of the Units to which the bid relates accepted the take-over bid;

(b) the offeror is bound to take up and pay for or has taken up and paid for the Units of the offerees who accepted the take-over bid;

(c) a dissenting offeree is required to elect:

(i) to transfer his Units to the offeror on the terms on which the offeror acquired the Units of the offerees who accepted the take-over bid, or

(ii) to demand payment of the fair value of his Units in accordance with subsections (8) to (17) by notifying the offeror within twenty days after he receives the offeror's notice;

(d) a dissenting offeree who does not notify the offeror in accordance with subparagraph (c)(ii) is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid; and

(e) a dissenting offeree must send his Units to which the take-over bid relates to the Trust within twenty days after he receives the offeror's notice.

(3) Concurrently with sending the offeror's notice under subsection (2), the offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the offeror and the name of the dissenting offeree with respect to each Unit held by a dissenting offeree.

(4) A dissenting offeree to whom an offeror's notice is sent under subsection (2) shall, within twenty days after he receives that notice, send his Unit certificates to the Trust.

(5) Within 20 days after the offeror sends an offeror's notice under subsection (2), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (2)(c)(i).

(6) The Trust is deemed to hold in trust for the dissenting Unitholder the money or other consideration it receives under subsection (5), and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place the other consideration in the custody of a bank or such other body corporate.

(7) Within thirty days after the offeror sends an offeror's notice under subsection (2), the Trust shall:

(a) issue to the offeror a Unit certificate in respect of the Units that were held by dissenting offerees;

(b) give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (2)(c)(i) and who sends his Unit certificates as required under subsection (4), the money or other consideration to which he is entitled, disregarding fractional Units, if any, which may be paid for in money, and

(c) send to each dissenting unitholder who has not sent his Unit certificates as required under subsection (4) a notice stating that:

(i) his Units have been cancelled,

(ii) the Trust or some designated person holds in trust for him the money or other consideration to which he is entitled as payment for or in exchange for his Units, and

(iii) the Trust will, subject to subsections (8) to (17), send that money or other consideration to him forthwith after receiving his Units.

(8) If a dissenting offeree has elected to demand payment of the fair value of his Units under subparagraph (2)(c)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (5), apply to a court to fix the fair value of the Units of that dissenting offeree.

(9) If an offeror fails to apply to a court under subsection (8), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

(10) Where no application is made to a court under subsection (9) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid.

(11) An application under subsection (8) or (9) shall be made to a court having jurisdiction in the place where the Trust has its registered office or in the province where the dissenting offeree resides if the Trust carries on business in that province.

(12) A dissenting offeree is not required to give security for costs in an application made under subsection (8) or (9).

(13) On an application under subsection (8) or (9):

(a) all dissenting offerees referred to in subparagraph (2)(c)(ii) whose Units have not been acquired by the offeror shall be joined as parties and shall be bound by the decision of the court; and

(b) the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

(14) On an application to a court under subsection (8) or (9), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting offerees.

(15) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of a dissenting offeree.

(16) The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for his Units as fixed by the court.

(17) In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may:

(a) fix the amount of money or other consideration that is required to be held in trust under subsection (6);

(b) order that money or other consideration be held in trust by a person other than the Trust; and

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date he sends or delivers his Unit certificates under subsection (4) until the date of payment.

ARTICLE VI
MEETINGS OF UNITHOLDERS

6.1 Annual Meeting

There shall be an annual meeting of the Unitholders at such time and place as the Trustees shall prescribe for the purpose of electing Trustees, appointing the auditors of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the annual report referred to in section 14.6 and within six months after the end of each fiscal year.

6.2 Other Meetings

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place as the Trustees may determine. Special meetings of the Unitholders shall be called upon the written request of Unitholders holding not less than 20% of the outstanding Units of the Trust. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase "meeting of Unitholders" wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.

6.3 Notice of Meeting of Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustees to each Unitholder at his address appearing in the Register not less than 21 nor more than 50 days before the meeting. Notice of any meeting of Unitholders shall state the purposes of the meeting.

6.4 Quorum; Chairman

Two Unitholders at any meeting represented in person or by proxy shall constitute a quorum for any meeting of Unitholders. The chairman of the Trustees or the President of the Trust, if present, and otherwise any other Trustee determined by the Trustees, shall be the Chairman of any meeting of Unitholders.

6.5 Voting

Holders of Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Each Unit shall be entitled to one vote at all meetings of Unitholders. Any action to be taken by the Unitholders shall except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of Unitholders. The Chairman of any such meeting shall not have a second or casting vote.

6.6 Matters on which Unitholders may Vote

None of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held

(a) subject to sections 2.5 and 2.6, the election or removal of Trustees;

(b) except as provided in section 14.4, the appointment or removal of auditors of the Trust;

(c) any amendment to the Declaration of Trust (except as provided in section 4.5 or section 11.1);

(d) the sale of the assets of the Trust as an entirety or substantially as an entirety; or

(e) the termination of the Trust.

Except with respect to the foregoing matters specified in this section, no vote of the Unitholders shall in any way bind the Trustees. Nothing in this section, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate.

6.7 Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustees may from time to time, without notice to Unitholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or without closing the transfer books the Trustees may fix a date not more than 60 days prior to the date of any meeting of Unitholders or distribution or other action as a record

date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as Unitholders of record for purposes of such other action, and, except as otherwise determined from time to time by the Trustees, any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution, even though he has since that date disposed of his Units, and, except as otherwise determined from time to time by Trustees, no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting for any adjournment thereof or to receive such distribution or to be treated as a Unitholder of record for purposes of such other action.

6.8 Proxies

Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proxy in such form as the Trustees may prescribe from time to time. The Trustees may solicit such proxies from the Unitholders or any of them in any matter requiring or permitting the Unitholders' vote or consent.

The Trustees may specify, if they so determine, in the notice of meeting of Unitholders that all proxies must be received by the Secretary of the Trust no later than 48 hours prior to the meeting excluding days other than business days, and that proxies not so received will not be valid.

ARTICLE VII
MEETINGS OF TRUSTEES

7.1 Trustees may act without Meeting

The Trustees may act with or without a meeting. Any action of the Trustees may be taken at a meeting by vote or without a meeting by written consent of all of the Trustees.

7.2 Notice of Meeting

Meetings of the Trustees may be held from time to time upon the call of the President, the Secretary or other officer of the Trust or any two Trustees. Regular meetings of the Trustees may be held without call or notice at a time and place fixed by the Trustees' Regulations. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

7.3 Quorum

A quorum for all meetings of the Trustees or any committee thereof shall be at least 50% of the Trustees or of the Trustees on such committee, as the case may be, present in person, a majority of whom shall be persons who are not officers or other employees of the Trust.

7.4 Voting at Meetings

Questions arising at any meeting of the Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes, the Chairman of the meeting, who shall be the chairman of the Trustees or, if he not be present, the President if present, shall not have a second or casting vote in addition to his original vote.

7.5 Meetings by Telephone

Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.

ARTICLE VIII
DELEGATION OF POWERS

8.1 The Investment Committee

The Trustees shall appoint an Investment Committee to consist of not less than two Trustees. At least two-thirds of such members shall have had at least five years substantial experience in the commercial real estate field. The duties of the Investment Committee will be to review all proposals regarding investments and to authorize proposed transactions and make investments on behalf of the Trust. Questions arising at any meeting of the Investment Committee shall be decided by a majority of the votes. Decisions may be taken by written consent of all of the members of the Investment Committee. Any member of the Investment Committee may call a meeting of the Committee upon not less than 48 hours' notice. Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate.

The Investment Committee shall be entitled to delegate its responsibility for acquisitions or dispositions having a value of less than $25 million ("**Smaller Transactions**") to a committee comprised of at least three members of the Trust's management, which committee shall include the Trust's chief executive officer and chief operating officer. Notwithstanding such delegation, the Investment Committee shall obtain and review reports of such management committee at least quarterly of the deliberations and determinations of such management committee in respect of Smaller Transactions.

8.2 The Compensation Committee

The Trustees shall appoint a Human Resources and Compensation Committee to consist of not less than three Trustees, a majority of whom shall not be officers or other employees of the Trust. The duties of such committee will be to review the proposed compensation of the officers of the Trust, other senior employees of the Trust and the chairpersons of the Trustees and any committees of the Trustees and to make recommendations in connection therewith to the Trustees. Questions arising at any meeting of such committee shall be decided by a majority of the votes. Decisions may be taken by written consent of all of the members of such committee.

Any member of such committee may call a meeting of such committee upon not less than 48 hours' notice.

8.3 The Audit Committee

The Trustees shall appoint an audit committee from among their number to consist of not less than three Trustees, a majority of whom are not officers or other employees of the Trust. The Audit Committee shall review the financial statements of the Trust and report thereon to the Unitholders. The auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Committee held during the term of office of the auditors. The auditors of the Trust or a member of the Audit Committee may call a meeting of the Committee on not less than 48 hours' notice.

8.4 Additional Committees

The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the Trust; provided that the Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the *Canada Business Corporation Act* may not so delegate.

ARTICLE IX
DISTRIBUTIONS

9.1 Computation of Income

(1) Effective from and after January 1, 2004, the Distributable Income of the Trust for or in respect of any period shall be based on the consolidated net income of the Trust for the period computed in accordance with Canadian generally accepted accounting principles adjusted in accordance with the following:

(a) by adding back to consolidated net income the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements, customer relationships), (ii) losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale), and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net income the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale), (ii) amortization of differential between original rents and market rents arising at the time of acquisition, and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line basis for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Distributable Income may be estimated by the Trustees whenever the actual amount has not yet been finally determined. Such estimates shall be adjusted as of a subsequent Distribution Date when the amount of Distributable Income has been determined by the Trustees.

(2) The net realized capital gains of the Trust for a year shall be calculated as follows:

(a) Subject to clause (b) below, the net realized capital gains of the Trust means the amount, if any, by which the amount of the capital gains of the Trust for the year exceeds the aggregate of:

(i) the amount of any capital losses of the Trust for the year; and

(ii) the amount of any net capital losses of the Trust carried forward from a previous year to the extent not previously deducted from realized capital gains of the Trust.

(b) Notwithstanding clause (a) above, at the discretion of the Trustees, the net realized capital gains of the Trust for a year may be calculated without subtracting the full amount of net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from a previous year.

9.2 Distribution of Income, Capital Gains and Net Recapture Income

The Trustees shall establish one or more dates in each year for the purposes of making distributions of Distributable Income of the Trust as hereinafter contemplated.

In each year, at least 80% of the Distributable Income of the Trust, calculated in accordance with section 9.1(1), shall be payable proportionately to persons who (subject to Section 5.16) are Unitholders on the record date for distribution in respect of each such distribution. Notwithstanding the foregoing, in each year the aggregate amount payable by the Trust for distributions to Unitholders shall not be less than the Trust's income for the year, as calculated in accordance with the *Income Tax Act* (Canada) after all permitted deductions under such Act have been taken.

For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment of any amount which is required to be payable by this Declaration of Trust. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient monies from the capital to the income account of the Trust to permit distributions of income which are payable to be effected.

The Trustees may, in their discretion, at any time or times during any year, declare additional amounts to be distributable (whether in respect of the income of the Trust, the net realized capital gains of the Trust, or otherwise) to persons who are Unitholders as at the record date for such distribution.

Cash distributions shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment as may be approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to his agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at his address as it appears on the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

9.3 Automatic Reinvestment

The Trustees may in their sole discretion, establish a distribution reinvestment plan at any time providing for the voluntary reinvestment of distributions of income by Unitholders.

9.4 Income Tax Matters

In computing the income of the Trust for income tax purposes, the Trust shall claim the maximum amount allowable to it in respect of the capital cost allowance of the Trust and the cumulative eligible capital of the Trust, except as otherwise determined by the Trustees, and to the extent permitted by the *Income Tax Act* (Canada) may apply non-capital losses for prior years and any losses (other than capital losses) realized in the year to reduce tax payable or taxable capital gains of the Trust, and shall, to the extent permitted by the *Income Tax Act* (Canada), deduct such portion of the income paid or payable to Unitholders in the year in excess of any capital cost allowance and cumulative eligible capital claimed and any losses applied to reduce tax payable on taxable capital gains pursuant to this section.

9.5 Designation of Taxable Dividends, Taxable Capital Gains and Foreign Income

In accordance with and to the extent permitted by the *Income Tax Act* (Canada), the Trustees in each year shall make such designations in respect of the amounts payable or deemed to have been payable to or on behalf of Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year.

9.6 Definitions

Unless the context otherwise requires, any term in Article I or this Article which is defined in the *Income Tax Act* (Canada) shall have for the purposes of Article I and this Article the meaning that it has in the *Income Tax Act* (Canada).

ARTICLE X
FEES AND EXPENSES

10.1 Expenses

The Trust may pay reasonable expenses incurred in connection with the administration and management of the Trust, including, without limitation, fees of auditors, lawyers, appraisers,

registrars and transfer agents and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders.

10.2 Payment of Real Property and Brokerage Commissions

The Trust may pay real property and brokerage commissions at commercial rates in respect of the acquisition and disposition of any investment acquired or disposed of by it.

10.3 Property Management, Leasing and Financing Fees

The Trust may pay property management fees, leasing fees, financing fees and similar fees normally charged by property managers, all at commercial rates in respect of any real property owned by it.

10.4 Indemnification of Unitholders for Transfer Taxes

Unitholders who acquire Units through the facilities of a stock exchange shall at all times be indemnified and saved harmless out of the funds of the Trust from and against any and all claims which may be made of them for the payment of any tax, charge, or other levy imposed by a taxing authority in connection with the transfer of an interest in real property.

ARTICLE XI
AMENDMENTS TO THE DECLARATION OF TRUST

11.1 Amendments by the Trustees

The Trustees may make the following amendments to this Declaration of Trust in their sole discretion and without the approval of Unitholders:

(a) amendments for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status under the *Income Tax Act* (Canada) or the distribution of its Units;

(b) amendments which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c) amendments which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in the Declaration of Trust;

(d) amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e) such amendments to the Declaration of Trust as they in their discretion deem necessary or desirable as a result of changes in the taxation laws from time to time which may affect the Trust or its beneficiaries; and

(f) amendments which in the opinion of the Trustees are not prejudicial to Unitholders and are necessary or desirable.

11.2 Amendments by Unitholders

Subject to section 11.3, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a meeting of Unitholders called for that purpose.

11.3 Two-Thirds Unitholder Vote

No amendment may be made which would change any right with respect to any outstanding Units of the Trust by reducing the amount payable thereon upon termination of the Trust, by diminishing or eliminating any voting rights pertaining thereto or which would relate to the duration or termination of the Trust or any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except by the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

ARTICLE XII
TERMINATION OF THE TRUST

12.1 Duration of the Trust

Unless the Trust is sooner terminated as otherwise provided herein, the Trust shall continue in such manner that the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

12.2 Termination by Unitholders

The Trust may be terminated by the vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

12.3 Effect of Termination

Upon the termination of the Trust, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders. Such distribution may be made in cash or in securities or partly in both, all as the Trustees in their sole discretion may determine.

ARTICLE XIII
LIABILITIES OF THE TRUSTEES AND OTHERS

13.1 Liability and Indemnification of the Trustees, Officers and Employees

The Trustees, officers and other employees of the Trust shall at all times be indemnified and saved harmless out of the funds of the Trust from and against all claims whatsoever, including costs, charges and expenses in connection therewith, brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees, officers or employees, as the case may be, and also from and against all other costs, charges, and expenses which they sustain or incur in or about or in relation to the affairs of the Trust. Further, no such person shall be liable to the Trust or to any Unitholder or annuitant or any

other person for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or its assets. The foregoing sentences do not apply unless:

(a) the person acted honestly and in good faith with a view to the best interests of the Trust; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing his conduct was lawful.

13.2 Liability of Trustees, Officers and Employees

The Trustees, officers and other employees of the Trust, shall not be liable to the Trust or to any Unitholder, annuitant or any other person for the acts, omissions, receipts, neglects or defaults of any person, firm or corporation employed or engaged by them as permitted hereunder, or for joining in any receipt or act of conformity, or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be laid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation with whom or which any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustees, officers or other employees or for any other loss, damage or misfortune which may happen in the execution by such persons of their duties hereunder, except to the extent set out in the last sentence of section 13.1.

13.3 Reliance upon Advice

The Trustees, officers and other employees of the Trust may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, solicitors or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

13.4 Liability of Unitholders and Others

No Unitholder or annuitant shall be held to have any personal liability as such, and no resort shall be had to his private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder or annuitant would otherwise have to indemnify a trustee for any personal liability incurred by the Trustees as such, but rather the assets of the Trust only are intended to be liable and subject to levy or execution for such satisfaction. Any written instrument creating an obligation which is or includes the granting by the Trust of a lease, sublease or mortgage or which is, in the judgement of the Trustees, a material obligation shall contain a provision to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Unitholders, but the property of the Trust or a specific portion thereof only shall be bound. If the Trust acquires any real property investment subject to existing contractual obligations, including obligations under mortgages and leases, the Trustees shall use their best efforts to have any such obligations modified so as to achieve the aforesaid disavowal of contractual liability. Further, the Trustees shall cause the operations of the Trust to be conducted, with the advice of counsel, in

such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders for claims against the Trust, and shall, to the extent which it determines to be possible and reasonable, including in the cost or premiums, to cause the Trust to carry insurance for the benefit of the Unitholders and annuitants in such amounts as they consider adequate to cover any foreseeable non-contractual or non-excluded contractual liability. Any potential liability of the Trustees with respect to their foregoing obligations or their failure to perform the same shall be governed by the provisions of sections 13.1, 13.2 and 13.3.

ARTICLE XIV
GENERAL

14.1 Execution of Instruments

Any two Trustees shall have authority to sign in the name and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. The Trustees shall have power from time to time to appoint any person or persons on behalf of the Trust either to sign instruments in writing generally or to sign specific instruments in writing.

14.2 Manner of Giving Notice

Any notice required or permitted by the provisions of this Declaration of Trust to be given to a Unitholder shall be deemed conclusively to have been given if given either by delivery or by prepaid ordinary mail addressed to the Unitholder at his address shown on the Register.

14.3 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

14.4 Trust Auditors

The auditors of the Trust shall be appointed at each annual meeting. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The auditors shall have access to all records relating to the affairs of the Trust.

14.5 Fiscal Year

The fiscal year of the Trust shall terminate on December 31 in each year.

14.6 Reports to Unitholders and Statements of Units Held

Within 140 days of the end of each calendar year and at least 21 days prior to each annual meeting of Unitholders, the Trustees shall send to each Unitholder a report, including audited comparative financial statements for such year, prepared in compliance with applicable securities laws. Within 60 days after the end of each of the first three fiscal quarters, of each year, the Trustees shall send unaudited comparative financial statements for the period then ended prepared in compliance with applicable securities laws to each Unitholder. The Trustees will supply Unitholders with any information that may be required by them in connection with their obligations under the *Income Tax Act* (Canada).

14.7 Trust Assets to be Kept Separate

The Trustees shall maintain the assets of the Trust separate from all other property in their possession.

14.8 Trustees May Hold Units

Subject to section 5.7, any Trustee may be a Unitholder or may be an annuitant.

14.9 Right to Inspect Documents

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust and any other documents or records which the Trustees determine should be available for inspection by such persons, during normal business hours at the principal office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the *Canada Business Corporations Act*, as amended from time to time.

14.10 Consolidations

Any one or more Trustees may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended.

14.11 Counterparts

This Declaration of Trust may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

14.12 Severability

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof.

14.13 Headings for Reference Only

The headings preceding the articles and sections hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust.

14.14 Governing Law

This Declaration of Trust shall be interpreted and take effect in accordance with the laws of the Province of Ontario.

****

IN WITNESS WHEREOF the Trustees have caused these presents to be signed and sealed as of the 11th day of May, 2005.

"Clare R. Copeland" l/s
Clare R. Copeland

"Raymond M. Gelgoot" l/s
Raymond M. Gelgoot

"Paul Godfrey" l/s
Paul Godfrey

"Frank W. King" l/s
Frank W. King

"Dale H. Lastman" l/s
Dale H. Lastman

"Ronald W. Osborne" l/s
Ronald W. Osborne

"Sharon Sallows" l/s
Sharon Sallows

"Edward Sonshine, Q.C." l/s
Edward Sonshine, Q.C.

"Michael Stephenson" l/s
Michael Stephenson

Document 7

RIOCAN REAL ESTATE INVESTMENT TRUST

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

RioCan Real Estate Investment Trust (the "**Trust**")
Exchange Tower, Suite 700
130 King Street West
Toronto, Ontario
M5X 1E3

Item 2 - Date of Material Change

June 8, 2005

Item 3 - Press Release

Copies of the press releases issued on June 8, 2005 and June 15, 2005 are attached to this material change report as Schedule "A" and Schedule "B".

Item 4 - Summary of Material Changes

On June 15, 2005, the Trust completed its previously announced issue (the "**Offering**") of $100 million principal of 4.70% Series H Debentures with a maturity date of June 15, 2012 (the "**Debentures**").

Item 5 - Full Description of Material Change

On June 15, 2005, the Trust completed the Offering for gross proceeds of $100,000,000. The Offering was underwritten by Scotia Capital Inc. acting as sole lead underwriter and TD Securities Inc.

The Debentures issued pursuant to the Offering have been qualified for distribution in all of the Provinces of Canada pursuant to a short-form shelf prospectus dated February 21, 2005 and a prospectus supplement dated June 10, 2005.

The Trust will use the net proceeds of the Offering for general trust purpose.

Item 6 - Confidentiality

Not applicable.

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The following senior officer of the Trust is knowledgeable about the material change and this report:

Robert Wolf
Vice-President and Chief Financial Officer
416.866.3198

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 15th day of June, 2005.

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

SCHEDULE "A"

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (June 8, 2005) - RioCan Real Estate Investment Trust ("RioCan") announced today that it has agreed to issue, on a bought deal basis, $100 million principal amount of Series H senior unsecured debentures. These debentures will carry a coupon rate of 4.70% and will mature on June 15, 2012. The offering is being underwritten by Scotia Capital Inc. acting as sole lead underwriter, and TD Securities Inc. Closing of this issue is expected on or about June 15, 2005.

This offering is being made under RioCan's shelf prospectus dated February 21, 2005. The terms of the offering will be described in a prospectus supplement to be filed with Canadian securities regulators.

The net proceeds from the offering will be used by RioCan for general trust purposes.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the debentures may not be offered or sold to a U.S. person except pursuant to applicable exemptions from registration requirements.

About RioCan REIT

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 46 million square feet, including partners' and shadow anchors' interests.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

SCHEDULE "B"

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES COMPLETION OF $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN
THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (June 15, 2005) - RioCan Real Estate Investment Trust ("RioCan") today announced that it has completed its previously announced issue, on a bought deal basis, of $100 million principal amount of Series H senior unsecured debentures. The debentures carry a coupon rate of 4.70% and will mature on June 15, 2012. The offering was underwritten by Scotia Capital Inc. acting as sole lead underwriter, and TD Securities Inc.

This offering is being made under RioCan's shelf prospectus dated February 21, 2005. The terms of the offering are described in a prospectus supplement dated June 10, 2005, which was filed with Canadian securities regulatory authorities.

The Series H debentures have been rated BBB- by Standard & Poor's and BBB (Stable) by Dominion Bond Rating Services. The net proceeds from this offering will be used by RioCan for general trust purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 46 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 8

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES COMPLETION OF $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (June 15, 2005) - RioCan Real Estate Investment Trust ("RioCan") today announced that it has completed its previously announced issue, on a bought deal basis, of $100 million principal amount of Series H senior unsecured debentures. The debentures carry a coupon rate of 4.70% and will mature on June 15, 2012. The offering was underwritten by Scotia Capital Inc. acting as sole lead underwriter, and TD Securities Inc.

This offering is being made under RioCan's shelf prospectus dated February 21, 2005. The terms of the offering are described in a prospectus supplement dated June 10, 2005, which was filed with Canadian securities regulatory authorities.

The Series H debentures have been rated BBB- by Standard & Poor's and BBB (Stable) by Dominion Bond Rating Services. The net proceeds from this offering will be used by RioCan for general trust purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 46 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 9

RIOCAN REAL ESTATE INVESTMENT TRUST
ANNOUNCES
$100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (June 8, 2005) - RioCan Real Estate Investment Trust ("RioCan") announced today that it has agreed to issue, on a bought deal basis, $100 million principal amount of Series H senior unsecured debentures. These debentures will carry a coupon rate of 4.70% and will mature on June 15, 2012. The offering is being underwritten by Scotia Capital Inc. acting as sole lead underwriter, and TD Securities Inc. Closing of this issue is expected on or about June 15, 2005.

This offering is being made under RioCan's shelf prospectus dated February 21, 2005. The terms of the offering will be described in a prospectus supplement to be filed with Canadian securities regulators.

The net proceeds from the offering will be used by RioCan for general trust purposes.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the debentures may not be offered or sold to a U.S. person except pursuant to applicable exemptions from registration requirements.

About RioCan REIT

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 46 million square feet, including partners' and shadow anchors' interests.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 10

RIOCAN REAL ESTATE INVESTMENT TRUST

and

CIBC MELLON TRUST COMPANY

THIRD SUPPLEMENTAL INDENTURE

Dated as of June 15, 2005

Providing for the issue of $100,000,000 Principal Amount of 4.70% Series H Debentures due June 15, 2012

TABLE OF CONTENTS

THIRD SUPPLEMENTAL INDENTURE

THIS INDENTURE dated as of June 15, 2005.

B E T W E E N:

RIOCAN REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario pursuant to a declaration of trust most recently amended and restated as of May 11, 2005

(the "**Trust**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Indenture Trustee**")

OF THE SECOND PART

RECITALS:

A. The Trust has entered into a trust indenture, (the "**Trust Indenture**") dated as of March 8, 2005 between the Trust and the Indenture Trustee, which provides for the issuance of one or more series of unsecured debt securities of the Trust by way of supplemental indentures.

B. The Trust has entered into a first supplemental indenture dated as of March 8, 2005 for the purpose of providing for the issue of $200,000,000 aggregate principal amount of 4.91% Series F Debentures of the Trust (the "**Series F Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series F Debentures.

C. The Trust entered into a second supplemental indenture dated as of March 11, 2005 for the purpose of providing for the issue of $150,000,000 aggregate principal amount of 5.23% Series G Debentures of the Trust (the "**Series G Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series G Debentures.

D. This Third Supplemental Indenture is entered into for the purpose of providing for the issue of $100,000,000 aggregate principal amount of 4.70% Series H Debentures of the Trust (the "**Series H Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series H Debentures.

NOW THEREFORE THIS THIRD SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1.
INTERPRETATION

1.1. Supplemental Indenture

This Third Supplemental Indenture is a Supplemental Indenture within the meaning of the Trust Indenture. The Trust Indenture and this Third Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of both indentures were contained in one instrument.

1.2. Third Supplemental Indenture

The terms "**this Third Supplemental Indenture**", "**this indenture**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and similar expressions, unless the context otherwise specifies or requires, refer to the Trust Indenture as supplemented by this Third Supplemental Indenture and not to any particular Article, section or other portion, and include every instrument supplemental or ancillary to this Third Supplemental Indenture.

1.3. Definitions

All terms used but not defined in this Third Supplemental Indenture have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended by this Third Supplemental Indenture. In the event of any inconsistency between the terms in the Trust Indenture and this Third Supplemental Indenture, the terms in this Third Supplemental Indenture prevail.

Subject to the foregoing, in this Third Supplemental Indenture and in the Series H Debentures, the following terms have the following meanings.

"**Acquired Indebtedness**" means the Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Trust, or (ii) assumed by the Trust in connection with the acquisition of assets from such Person, calculated as of the date such Person becomes a Subsidiary or of such acquisition, in each case, other than Indebtedness incurred in connection with or in contemplation of such Person's becoming a Subsidiary or such acquisition.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of the Trust and the accumulated building amortization recorded in the books and records of the Trust in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of the Trust as of any date means the total assets of the Trust, excluding goodwill, determined on a consolidated basis plus accumulated amortization of income properties determined in accordance with generally accepted accounting principles.

"**Balance Sheet Date**" has the meaning attributed to it in section 3.5.

"**Book-Based System**" means the record entry securities transfer system known as at the date of this Third Supplemental Indenture by the name "**Depository Service**", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS, in force from time to time, and any successor system thereof.

"**Canada Yield Price**" means a price equal to the price of a Series H Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Trust gives notice of redemption pursuant to section 4.4 of the Trust Indenture, plus 0.26 %.

"**Consolidated EBITDA**" of the Trust for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) Consolidated Income Tax Expense of the Trust for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses), (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Income Tax Expense**" of the Trust for any period means the income tax expense of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

"**Consolidated Indebtedness**" of the Trust as at any date means the consolidated Indebtedness of the Trust as at such date determined, except as otherwise expressly provided in this Third Supplemental Indenture or in the Trust Indenture, in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of the Trust for any period means the aggregate amount of interest expense of the Trust in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by the Trust during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of the Trust in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" of the Trust for any period means the net income (loss) of the Trust for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of the Trust, other than the sale or

disposition of income properties held for resale, (ii) any extraordinary gains and losses of the Trust, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**DBRS**" means Dominion Bond Rating Service Limited and its successors.

"**Debentureholders**" means persons entered on a Register as holders of the Series H Debentures.

"**Debt Incurrence Test**" means the requirements to be fulfilled by the Trust before the incurrence of additional Indebtedness as described in section 3.2.

"**Global Debenture**" means one or more fully registered global Series H Debentures as described in subsection 2.4.3.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity calculated as of the redemption date, of the Series H Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Trust.

"**Indebtedness Percentage**" has the meaning attributed to it in section 3.2.

"**Initial Ratings**" means the ratings assigned to the Series H Debentures at the time of their issuance by Standard & Poor's and DBRS, being "BBB-" and "BBB", respectively.

"**Interest Payment Date**" means June 15 and December 15 of each year that the Series H Debentures are outstanding, commencing on December 15, 2005.

"**Interest Period**" means the period commencing on the later of (i) the date of issue of the Series H Debentures and (ii) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"**Maturity Date**" has the meaning attributed to it in subsection 2.3.

"**Reference Period**" means the most recently completed four fiscal quarters for which consolidated financial statements of the Trust have been publicly released preceding the date of a calculation pursuant to section 3.1.

"**Regular Record Date**" means the date specified for determining holders entitled to receive interest on the Series H Debentures on any Interest Payment Date.

"**Series H Debenture Account**" means any account which is designated in writing to the Indenture Trustee as the Series H Debenture Account.

ARTICLE 2.
THE SERIES H DEBENTURES

2.1. Creation and Designation

In accordance with the Trust Indenture, the Trust is authorized to issue under this Third Supplemental Indenture a series of debentures designated "4.70% Series H Debentures due June 15, 2012", which will have the terms set out in Article 2 and Article 3 hereof.

2.2. Limitation on Aggregate Principal Amount

The aggregate principal amount of Series H Debentures which may be issued under this Third Supplemental Indenture will consist of and be limited to $100,000,000 in lawful money of Canada.

2.3. Date of Issue and Maturity

The Series H Debentures will be dated June 15, 2005 (regardless of their actual date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on June 15, 2012 (the "Maturity Date").

2.4. Interest

2.4.1 The Series H Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 4.70% per annum from their date of issue to but excluding the Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date will be December 15, 2005.

2.4.2 Interest will be payable in respect of each Interest Period (after as well as before maturity, default and judgement, with overdue interest at the same rate) on each Interest Payment Date in accordance with section 2.9 of the Trust Indenture. Interest on the Series H Debentures will be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) based on the actual number of days elapsed and will accrue from day to day.

2.4.3 While the Series H Debentures are represented by a global debenture (a "**Global Debenture**"), the Regular Record Date will be the close of business three Business Days preceding the relevant Interest Payment Date. If the Series H Debentures cease to be represented by a Global Debenture, the Trust may select a Regular Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

2.5. Interest Payments

As interest on the Series H Debentures becomes due, the Trust (except in case of payment of interest at maturity or as otherwise provided in the Trust Indenture, at which time payment of interest, less any taxes required by law to be deducted or withheld, may at the option of the Trust be made upon presentation and surrender of the certificate representing Series H

Debentures), on the day that is two Business Days before each Interest Payment Date, will forward or cause to be forwarded to the registered address of each holder for the time being of a Series H Debenture a cheque for such interest, less any taxes required by law to be deducted or withheld, payable to the order of such holder. The forwarding of such cheque will satisfy and discharge the liability for interest upon the Series H Debenture to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation. Upon a written request to do so, the Trust, at its option, may cause the amount payable in respect of interest to be paid to such Debentureholder by wire transfer to an account maintained by such Debentureholder or any other method acceptable to the Trust.

2.6. Payment of Principal

The Trust will deposit to the Series H Debenture Account all amounts required to be paid to the order of holders of Series H Debentures one Business Day before the Maturity Date. The deposit of such funds will satisfy and discharge the liability for principal of the Series H Debentures to the extent of the sum represented thereby.

2.7. Redemption of Series H Debentures

2.7.1 The Series H Debentures are redeemable at the option of the Trust in whole or in part at any time and from time to time prior to maturity in accordance with Article 4 of the Trust Indenture. The redemption price for the Series H Debentures to be redeemed by the Trust shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series H Debentures may be redeemed in accordance with section 4.3 of the Trust Indenture.

2.7.2 In case the holder of any Series H Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series H Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and, to that extent, the Series H Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series H Debenture of the Redemption Price of such Series H Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series H Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the

Trust on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series H Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Ontario.

2.8. <u>Form of Series H Debentures</u>

The Series H Debentures will be issuable as fully registered Debentures, initially as one Global Debenture held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. The Series H Debentures will be substantially in the form set out in Schedule "A" to this Third Supplemental Indenture with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series H Debentures, and any other changes as may be approved or permitted by the Trust, with such approval in each case to be conclusively deemed to have been given by the officers of the Trust executing the same in accordance with Article 2 of the Trust Indenture.

2.9. <u>Book-Based System</u>

2.9.1 Registrations of ownership and transfers of the Series H Debentures will be made only through the Book-Based System.

2.9.2 The rights of holders of any beneficial interest in the Series H Debentures ("**Beneficial Holders**") represented by a Global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Series H Debentures) will be exercised only through CDS or by proxy issued by CDS or its clearing agency participants and will be limited to those rights established by applicable law and agreements between CDS and its participants and between such participants and holders of such interests.

2.9.3 Neither the Trust nor the Indenture Trustee will be under any obligation to deliver, nor will the holder of an interest in the Series H Debentures represented by a Global Debenture have any right, except as provided in subsection 2.9.4, to require the delivery of a certificate evidencing a Series H Debenture to the holder of the interest in such Series H Debenture.

2.9.4 The Trust will deliver to the Indenture Trustee definitive Series H Debentures in fully registered form to be issued to Beneficial Holders, will allow transfers of Series H Debentures other than within the Book-Based System and will make payments or distributions required to be made under this Third Supplemental Indenture to Beneficial Holders if:

2.9.4.1 the Trust is required to do so by applicable law;

2.9.4.2 the Trust elects to do so;

2.9.4.3 the Book-Based System ceases to exist;

2.9.4.4 the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Trust is unable to find a qualified successor;

2.9.4.5 the Trust elects to terminate the record entry system through CDS for any reason (including, without limitation, in circumstances where the Trust considers it impracticable or inefficient to effect any distribution of Series H Debentures through the Book-Based System or through the facilities of CDS); or

2.9.4.6 If after the occurrence of an Event of Default, Beneficial Holders holding beneficial interests aggregating over 50% of the outstanding principal amount of Series H Debentures determine that the continuation of the Book-Based System is no longer in the interests of such Debentureholders and notify the Indenture Trustee and the Trust to such effect.

2.9.5 While the Series H Debentures are represented by a Global Debenture, the Trust and the Indenture Trustee will deal with CDS for all purposes, including the making of payments on the Series H Debentures, as the sole holder of the Series H Debentures and the authorized representative of the beneficial holders of the Series H Debentures. In particular, the Indenture Trustee will give only to CDS all notices or other communications required to be provided to holders of Series H Debentures.

2.10. **<u>Currency of Payment</u>**

The principal of and interest on the Series H Debentures will be payable in Canadian dollars.

2.11. **<u>Additional Amounts</u>**

The Trust will not be required to pay an additional amount on the Series H Debentures in respect of any tax, assessment or government charge withheld or deducted.

2.12. **<u>Indenture Trustee, etc.</u>**

The Indenture Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series H Debentures.

ARTICLE 3.
RESTRICTIONS ON INDEBTEDNESS

3.1. **<u>Interest Coverage Covenant</u>**

The Trust will maintain at all times a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

3.2. Asset Coverage Test

The Trust will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described in section 3.5 (the "Indebtedness Percentage"), would be less than or equal to 60%.

3.3. Permitted Indebtedness

Notwithstanding the foregoing limitations, the Trust and any Subsidiary of the Trust will be permitted to incur and issue the following types of Indebtedness:

3.3.1 Indebtedness evidenced by the 5.29% Series D senior unsecured debentures due September 21, 2009;

3.3.2 Indebtedness evidenced by the 3.85% Series E senior unsecured debentures due January 4, 2008;

3.3.3 Indebtedness evidenced by the 4.91% Series F senior unsecured debentures due March 8, 2011;

3.3.4 Indebtedness evidenced by the 5.23% Series G senior unsecured debentures due March 11, 2013;

3.3.5 Indebtedness evidenced by the 4.70% Series H senior unsecured debentures due June 15, 2012;

3.3.6 Indebtedness of the Trust owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Trust owed to the Trust and/or another of its Subsidiaries provided, however, that the provisions of this subsection 3.3.6 will no longer be applicable,

3.3.6.1 upon the subsequent transfer or other disposition by the Trust or any of its Subsidiaries to any Person other than the Trust or another of the Trust's Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

3.3.6.2 in the case of Indebtedness of the Trust owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary of the Trust (and thereby for this purpose a "third party"), to the amount of such Indebtedness equal to the product obtained by multiplying the amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Trust or one of its Subsidiaries,

and, in each case, such amount of such Indebtedness will be deemed for the purpose of section 3.2 to have been incurred at the time of such transfer, issuance or disposition; and

3.3.7 Indebtedness of the Trust or any of its Subsidiaries which is incurred or the proceeds of which are used to renew, extend, repay, redeem, purchase, refinance or refund (each a "refinancing") any Indebtedness of the Trust or any of its Subsidiaries outstanding on the date of this Third Supplemental Indenture or permitted to be incurred pursuant to this Third Supplemental Indenture provided, however, that (i) the Indebtedness which is incurred will not exceed the aggregate principal amount of all Indebtedness which is so refinanced at such time, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness which is so refinanced or the amount of any premium reasonably determined by the Trust or the relevant Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated agreement, plus the expenses of the Trust and the relevant Subsidiary incurred in connection with such refinancing and (ii) the Indebtedness which is incurred, the proceeds of which are used to refinance the Series H Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series H Debentures or Indebtedness of the Trust which is subordinate in right of payment to the Series H Debentures, will only be permitted if, in the case of any refinancing of the Series H Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series H Debentures, the Indebtedness which is incurred is made equal and rateable to the Series H Debentures or subordinated to the Series H Debentures and, in the case of any refinancing of the Indebtedness of the Trust which is subordinate to the Series H Debentures, the Indebtedness which is incurred is made subordinate to the Series H Debentures at least to the same extent as such Indebtedness which is being so refinanced.

3.4. <u>Calculations for Interest Coverage Covenant</u>

For the purposes of section 3.1, Consolidated EBITDA will be calculated on a pro forma basis giving effect to the incurrence of the Indebtedness to be incurred, Indebtedness incurred to the date of calculation and, in each case, to the application of the proceeds therefrom and, for this purpose, (i) all Indebtedness incurred since the first day of the Reference Period and the application of the proceeds therefrom, including Indebtedness incurred to refinance other Indebtedness, will be deemed to have occurred at the beginning of the Reference Period, (ii) the repayment or retirement of any other Indebtedness since the first day of the Reference Period will be deemed to have been repaid or retired at the beginning of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during the Reference Period), (iii) in the case of Acquired Indebtedness acquired since the first day of the Reference Period, the related acquisition will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (iv) in the case of any acquisition or disposition by the Trust or its Subsidiaries of any asset or group of assets since the first day of the Reference Period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness will be deemed to have occurred as of the

first day of the Reference Period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

3.5. Calculations for Debt Incurrence Tests

For the purpose of section 3.2, the Indebtedness Percentage will be calculated on a pro forma basis as at the date of the Trust's most recently published balance sheet (the "Balance Sheet Date") giving effect to the incurrence of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

ARTICLE 4.
EQUITY MAINTENANCE

4.1. Equity Maintenance Covenant

The Trust will maintain at all times an Adjusted Unitholders' Equity of at least $1 billion.

ARTICLE 5.
MISCELLANEOUS

5.1. Indenture Trustee Accepts Trusts

The Indenture Trustee accepts the trusts declared in this Third Supplemental Indenture and agrees to perform the same upon the terms and conditions set out in this Third Supplemental Indenture and in accordance with the Trust Indenture.

5.2. Counterparts

This Third Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Third Supplemental Indenture under the hands of their proper officers or authorized signatories.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Robert Wolf"*

Vice President and Chief Financial Officer

By: *"Edward Sonshine"*

President and Chief Executive Officer

CIBC MELLON TRUST COMPANY, as Indenture Trustee

By: *"Chris McGregor"*

Account Manager

By: *"Pamela Lively"*

Associate Manager

SCHEDULE "A"

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

Reference is made to the trust indenture made as of March 8, 2005 between RioCan Real Estate Investment Trust and CIBC Mellon Trust Company, as Indenture Trustee, as supplemented by the first supplemental indenture dated as of March 8, 2005, the second supplemental indenture dated as of March 11, 2005 and the third supplemental indenture dated as of June 15, 2005.

The following is the form of fully registered 4.70% Series H Debenture due June 15, 2012.

No. 1 CUSIP: 766910AJ2

RIOCAN REAL ESTATE INVESTMENT TRUST

(A trust organized under the laws of Ontario)

4.70% SERIES H DEBENTURE DUE JUNE 15, 2012

RIOCAN REAL ESTATE INVESTMENT TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of a trust indenture dated as of March 8, 2005 between the Trust and CIBC Mellon Trust Company (the "Indenture Trustee"), as supplemented by a first supplemental indenture dated March 8, 2005, a second supplemental indenture dated March 11, 2005 and a third supplemental indenture dated June 15, 2005 (together, the "Indenture"), promises to pay to the registered holder hereof on June 15, 2012, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $100,000,000 in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Indenture Trustee in Toronto, and to pay interest on the principal amount hereof from the date of this Debenture, or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 4.70% per annum, in arrears in semi-annual instalments (less any tax required by law to be deducted) on June 15 and December 15 on each year, commencing on December 15, 2005, until June 15, 2012. If the Trust at any time defaults in the payment of any principal or interest, the Trust will pay interest on the amount in default at the same rate and half-yearly on the same dates.

At least two Business Days before each date on which interest becomes due, (except in the case of payment at maturity, at which time payment of interest may be made upon

surrender of this Debenture), the Trust will forward or cause to be forwarded by first class mail, postage prepaid, to the registered holder hereof, or in the case of joint holders, to the joint holder whose name first appears on the register, subject to the provisions of the Indenture and in the manner provided therein, a cheque for such interest, less any tax required by law to be deducted. Subject to the provisions of the Indenture, the mailing of such cheque will satisfy and discharge all liability for interest on this Debenture to the extent of the sum represented by such cheque (plus the amount of any tax deducted or withheld) unless such cheque is not paid upon presentation. Upon a written request by a holder of Debentures holding at least $5 million aggregate principal amount of Debentures (or such lesser amount as may be acceptable to the Trust), the Trust may cause the amount payable in respect of interest to be paid to such registered holder by wire transfer to an account maintained by such registered holder or any other method acceptable to the Trust.

This Debenture is one of the 4.70% Series H Debentures due June 15, 2012 (the "Debentures") of the Trust issued or issuable under the provisions of the Indenture. The Debentures are limited to an aggregate principal amount of $100,000,000 in lawful money of Canada. Reference is expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were set out in this Debenture, and all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price set out in the Indenture.

The indebtedness evidenced by this Debenture and by all other Debentures now or hereafter certified and delivered under the Indenture is a direct unsecured and unsubordinated obligation of the Trust.

The right is reserved to the Trust to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal of this Debenture may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding under the Indenture resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the

Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Indenture Trustee may designate, by the registered holder of this Debenture or its executors or administrators or other legal representatives, or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

This Debenture will not become obligatory for any purpose until it has been certified by the Indenture Trustee under the Indenture.

IN WITNESS WHEREOF, RIOCAN REAL ESTATE INVESTMENT TRUST has caused this Debenture to be signed by its duly appointed officers as of June 15, 2005.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

(FORM OF INDENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 4.70 % Series H Debentures due June 15, 2012 referred to in the Indenture within mentioned.

CIBC Mellon Trust Company

By: ________________________
Authorized Signatory

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Indenture Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Indenture Trustee or Registrar

Document 11

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 738405

DOSSIER N°: 11720

Montréal le 15 juin 2005

Fonds de placement immobilier Riocan

Objet : Supplément de prospectus
Reçu le 10 juin 2005

Messieurs, nous accusons

réception du supplément de prospectus daté du 10 juin 2005 au prospectus simplifié définitif de Fonds de placement immobilier Riocan daté du 22 février 2005, visant le placement de débentures série H à 4.70 %. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 8 500 $ ont été acquittés en paiement des droits requis en vertu de l'article 268 (2) du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 12

Saskatchewan

Saskatchewan
Financial Services
Commission

6th Floor
1919 Saskatchewan Drive
Regina, Canada
S4P 3V7

(306) 787-5645
(306) 787-5899 Telefax

RECEIPT FOR FINAL SECURITIES OFFERING DOCUMENT

Riocan Real Estate Investment Trust

Receipt is hereby acknowledged of a Prospectus Supplement dated June 10, 2005 to the Short Form Shelf Offering Prospectus dated February 21, 2005 of the above Issuer(s), for the sale of

$100,000,000
4.70% Series H Debentures Due June 15, 2012
(Senior Unsecured)

Issued at Regina, Saskatchewan on June 13, 2005
Filing Fee Received: $1000.00

"Ian McIntosh"
(Deputy) Director
Saskatchewan Financial Services Commission

To: Goodmans LLP (Toronto)
Attention: Richard Warren
Project# 738405

Document 13

SOBERMAN LLP

June 10, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a prospectus supplement dated June 10, 2005 to a base shelf short form prospectus of the REIT dated February 21, 2005 relating to the offer for sale and issue of senior unsecured debt securities.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 21, 2005 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2004 and 2003;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the prospectus supplement dated June 10, 2005 to the base shelf short form prospectus dated February 21, 2005 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Soberman LLP

Chartered Accountants

2 St. Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF SKR INTERNATIONAL

Document 14

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

June 10, 2005

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
Prospectus Supplement dated June 10, 2005
to Short Form Base Shelf Prospectus dated February 21, 2005

We refer to the Prospectus Supplement of the REIT dated June 10, 2005 (the "Prospectus Supplement") relating to the qualification of the distribution of $100,000,000 debt securities (senior unsecured) of the REIT.

We hereby consent to the legal opinions contained in the Prospectus Supplement under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Consideration". In addition, we consent to the reference to our name in the Prospectus Supplement on the cover page and under the heading "Legal Matters".

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus Supplement or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

Document 15

TORYS LLP
NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

June 10, 2005

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Offering of Senior Unsecured Debentures

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment and "Canadian Federal Income Tax Considerations in the prospectus supplement dated June 10, 2005 (the "Prospectus) relating to the offering of senior unsecured debentures.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

5472961.1
80000-1000

Document 16

PROSPECTUS SUPPLEMENT
To a Short Form Prospectus Dated February 21, 2005

This prospectus supplement together with the short form prospectus to which it relates dated February 21, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

New Issue June 10, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$100,000,000

4.70% Series H Debentures Due June 15, 2012

(Senior Unsecured)

Interest on the 4.70% Series H Debentures (the "**Debentures**") of RioCan Real Estate Investment Trust ("**RioCan**") will be payable semi-annually in arrears on June 15 and December 15 in each year commencing December 15, 2005. The Debentures will mature on June 15, 2012. Please See "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

	Price to RioCan(1)	Underwriters' Fee(2)	Net Proceeds to RioCan(3)
Per $1,000 principal amount of Debentures	$1,000	$7.00	$993
Total	$100,000,000	$700,000	$99,300,000

(1) The Debentures have been priced to yield 4.70% if held to maturity.

(2) Consists of an Underwriters' fee of $700,000.

(3) Plus accrued interest, if any, from June 15, 2005 to the date of delivery.

Scotia Capital Inc. and TD Securities Inc. (the "**Underwriters**") have agreed to purchase the Debentures from RioCan at their principal amount, plus accrued interest (if any) from June 15, 2005 to the date of delivery, subject to the terms and conditions of the underwriting agreement described under "Plan of Distribution".

Scotia Capital Inc. is a subsidiary of a Canadian chartered bank (the "Bank"). The Bank is a lender to RioCan. Consequently, RioCan may be considered to be a connected issuer of Scotia Capital Inc. under applicable Canadian securities legislation. See "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriters. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by RioCan and accepted by the Underwriters in accordance with the conditions of the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please See "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on June 15, 2005 or on such other date as RioCan and the Underwriters may agree but not later than June 22, 2005 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form prospectus of RioCan dated February 21, 2005 (the "**Short Form Prospectus**"), solely for the purpose of offering the Debentures. Other documents are also incorporated, or deemed to be incorporated, by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof. In addition, the following documents, filed by RioCan with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus supplement:

(a) RioCan's material change report dated March 1, 2005 regarding the redemption of its $150 million 7.05% Real Fund Series A August 1, 2007 senior unsecured debentures and its plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures;

(b) RioCan's renewal annual information form dated March 11, 2005;

(c) the unaudited comparative financial statements and the notes thereto for the three month period ended March 31, 2005, including the management discussion and analysis relating thereto; and

(d) RioCan's management information circular dated March 7, 2005 regarding RioCan's annual and special meeting of unitholders of RioCan held on May 11, 2005 excluding the sections "Report on Executive Compensation" and "Unit Performance Graph".

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in

any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the issuer at the above mentioned address and telephone number.

NON GAAP FINANCIAL MEASURES

Recurring Distributable Income ("**RDI**") and Funds from Operations ("**FFO**") are not measures recognized under Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance and RioCan believes that RDI, in particular, is a relevant measure of its ability to earn and distribute cash returns to unitholders. The GAAP measurement most directly comparable to RDI and FFO is net earnings (to which reconciliation is provided in RioCan's management's discussion and analysis). RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of RioCan's performance. RioCan's method of calculating RDI and FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

ELIGIBILITY FOR INVESTMENT

At the date of closing, the purchase of the Debentures will not be prohibited, subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes and the applicable regulations:

Insurance Companies Act (Canada)
Pension Benefits Standards Act 1985 (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Act (Ontario)

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP counsel to the Underwriters, at the date of closing, the Debentures will not be a prohibited investment for a registered pension plan under the *Income Tax Act* (Canada) (the "**Tax Act**") other than a plan for which RioCan, or a person who is connected with, controlled directly or indirectly in any manner or that does not deal at arm's length with RioCan, is the employer. As long as RioCan is a mutual fund trust, the units of which are listed on a prescribed stock exchange, the Debentures will be qualified investments under the Tax Act and the regulations thereunder (the "**Regulations**") for a trust governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan (collectively "**Plans**"), other than a deferred profit sharing plan for which RioCan, or a corporation with which RioCan does not deal at arm's length, is the employer. Based, in part, on a certificate of RioCan as to certain factual matters, the Debentures, if issued on the date of this Prospectus Supplement, would not, on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those tax-exempt entities subject to foreign property limitations.

On February 23, 2005 the Minister of Finance (Canada) released the 2005 Federal Budget. The 2005 Federal Budget included a Notice of Ways and Means Motion to Amend the Tax Act containing a proposal that would eliminate foreign property limitations effective as of the beginning of 2005. Bill C-43 contains legislation that, if enacted, would implement the proposal to eliminate the foreign property limitations.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicated that a consultation paper would be released shortly after the 2005 Federal Budget and that the Department of Finance would continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. Any further initiatives in this area, if any, would be taken following the completion of such consultations. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property" for the purposes of the Budget Proposals. See "Certain Canadian Federal Income Tax Considerations — Budget Proposals".

CREDIT RATINGS

Standard & Poor's Rating Services (S&P) and the Dominion Bond Rating Service Limited (DBRS) provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided RioCan with an entity credit rating of BBB and a credit rating of BBB− relating to the Debentures. DBRS has provided RioCan with a credit rating of BBB (stable) relating to the Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies. The credit ratings accorded to the Debentures are not recommendations to purchase, hold or sell the Debentures. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITS and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). RioCan has a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

DEFINITIONS

The following terms used below are defined in the Series H Indenture (as defined below under "**Details of the Offering**") substantially as follows.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of unitholders' equity of RioCan and the accumulated building amortization recorded in the books and records of RioCan in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of RioCan as of any date means the total assets of RioCan, excluding goodwill, determined on a consolidated basis plus accumulated building amortization of income properties determined in accordance with generally accepted accounting principles.

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Change of Control**" means the acquisition by a person, or group of persons acting jointly and in concert, of units of RioCan (and/or securities convertible into units of RioCan) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the units of RioCan.

"**Consolidated EBITDA**" for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense of RioCan for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of RioCan for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" as at any date means the consolidated Indebtedness of RioCan as at such date determined, except as otherwise expressly provided in the Series 1 Indenture or in the Trust Indenture (both as defined under "**Details of the Offering**"), in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of RioCan for any period means the aggregate amount of interest expense of RioCan in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by RioCan during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of RioCan in respect of convertible debt Indebtedness (as defined below) will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" for any period means the net income (loss) of RioCan for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of RioCan, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**generally accepted accounting principles**" means, as at any date of determination, Canadian generally accepted accounting principles in effect as of the date thereof.

"**Indebtedness**" of any Person means (without duplication) (i) any obligation of such Person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such Person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such Person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such Person and (v) any obligations of the type referred to in clauses (i) through (iv) of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of RioCan in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, all of which will be deemed not to be Indebtedness for the purpose of this definition.

"**Lien**" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

"**Material Subsidiary**" at any date, means any Subsidiary that constitutes more than 10% of the Adjusted Unitholders' Equity calculated as at such date.

"**Subsidiary**" has the meaning ascribed to it in the *Securities Act* (Ontario) (applied as if RioCan were a corporation for such purposes).

INTEREST COVERAGES

The Consolidated Interest Expense on RioCan's debt for the 12 months ended December 31, 2004 was $146,747,000. Consolidated Net Income for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $388,218,000, which is 2.65 times RioCan's Consolidated Interest Expense for such period. After giving *pro forma* effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the audited annual financial statements of RioCan for the year ended December 31, 2004 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's Consolidated Interest Expense for such period would have been $149,185,000 and its Consolidated Net Income (before deducting interest expense and income taxes, depreciation and amortization) for such period would have been $388,218,000, which is 2.60 times RioCan's Consolidated Interest Expense for such period.

The Consolidated Interest Expense on RioCan's debt for the 12 months ended March 31, 2005 (unaudited) was $148,385,000. Consolidated Net Income for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $378,779,000, which is 2.55 times RioCan's Consolidated Interest Expense for such period. After giving *pro forma* effect to transactions involving the issuances of long-term debt and changes in indebtedness subsequent to the 12 months ended March 31, 2005 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's Consolidated Net Income (before deducting interest expense, income taxes, depreciation and amortization) for such period would have been 2.53 times RioCan's Consolidated Interest Expense for such period.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of units outstanding and indebtedness of RioCan since December 31, 2004, the date of RioCan's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than the issuance of 8,250,000 units issued pursuant to a public offering that was completed January 4, 2005, 562,971 units issued pursuant to RioCan's distribution reinvestment plan, 5,112 units issued pursuant to RioCan's unit purchase plan, 352,000 units issued pursuant to RioCan's unit option plan and a net increase in indebtedness of approximately $53,987,000, which has been incurred in the ordinary course of business.

DETAILS OF THE OFFERING

*The following is a brief summary of the material attributes and characteristics of the Debentures which does not purport to be complete. For full particulars, reference is made to the trust indenture (the "**Trust Indenture**") dated as of March 8, 2005 described in the Short Form Prospectus as amended or restated from time to time, and to the third supplemental trust indenture to be dated as of June 15, 2005 between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**") providing, among other things, for the creation and issue of the Debentures (the Trust Indenture, as supplemented by the third supplemental trust indenture, are collectively referred to as the "**Series H Indenture**").*

General

The Debentures will be issued in $1,000 denominations limited to $100,000,000 aggregate principal amount, will be dated June 15, 2005, will bear interest at the rate of 4.70% per annum, payable in semi-annual instalments on June 15 and December 15 in each year, with the first payment of interest due on December 15, 2005, and will mature on June 15, 2012.

Rank

The Debentures will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated Indebtedness of RioCan, except to the extent prescribed by law.

Redemption by RioCan

At its option, RioCan may redeem the Debentures at any time, in whole or in part, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. RioCan will give notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption. Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purposes of the foregoing provisions, the following terms will be defined in the Series H Indenture substantially as follows:

"**Canada Yield Price**" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus 0.26%, on the date on which RioCan gives notice of redemption of the Debentures pursuant to the Series H Indenture.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date of the Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by RioCan.

Purchase of Debentures

RioCan may at any time and from time to time purchase Debentures in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debentures that are so purchased will be cancelled and will not be reissued or resold.

Certain Covenants

The Series H Indenture will contain covenants substantially to the following effect, in addition to those prescribed in the Trust Indenture.

Consolidated EBITDA to Consolidated Interest Expense Ratio

RioCan will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

Restrictions on Additional Indebtedness

RioCan will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "Indebtedness Percentage"), would be less than or equal to 60% (the "Debt Incurrence Tests").

Equity Maintenance

RioCan will maintain an Adjusted Unitholders' Equity of at least $1 billion.

The interest coverage as at March 31, 2005 and December 31, 2004 determined in accordance with the Series H Indenture after giving effect to this offering are as set out above (please see "Interest Coverages").

The Series H Indenture will provide that the Indebtedness Percentage will be calculated on a pro forma basis as at the date of RioCan's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred and the application of the proceeds therefrom and to any

other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

Restrictions on Consolidations and Mergers

RioCan may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(i) the entity formed by such consolidation or amalgamation or into which RioCan is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of RioCan substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental trust indenture all the obligations of RioCan under the Series H Indenture and the Debentures;

(ii) immediately before and immediately after giving effect to such transaction, no Event of Default (as defined in the Trust Indenture) has occurred and is continuing; and

(iii) immediately after giving effect to such transaction, the surviving entity could incur at least $1.00 of additional Indebtedness.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("**Participants**") in the depository service of The Canadian Depository for Securities Limited or a successor ("**CDS**"), which include securities brokers and dealers, banks and trust companies. On the date of closing, RioCan will cause a global certificate or certificates representing the Debentures (each, a "**Global Debenture**") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from RioCan or CDS evidencing that Debentureholder's ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) RioCan determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and RioCan is unable to locate a qualified successor, (ii) RioCan at its option elects, or is required by law, to terminate the book-entry system through CDS or (iii) after the occurrence of an Event of Default, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder's interest in the Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of RioCan. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Series H Indenture and the Debentures.

RioCan expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. RioCan also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of RioCan and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

In the event of a Change of Control, the Holders may require RioCan to repurchase their Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Debentures plus (ii) all accrued interest to the date of repurchase.

PLAN OF DISTRIBUTION

Under an underwriting agreement (the "**Underwriting Agreement**") dated June 10, 2005 between the Underwriters and RioCan, RioCan has agreed to sell and the Underwriters have agreed to purchase, on June 15, 2005 or such other date as may be agreed upon, but not later than June 22, 2005, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, $100,000,000 principal amount of Debentures at a price equal to their principal amount, plus accrued interest (if any) from June 15, 2005 to the date of delivery, payable in cash to RioCan against delivery of such principal amount of Debentures. The Underwriting Agreement provides that RioCan will pay the Underwriters a fee of $700,000 on account of underwriting services rendered in connection with this offering. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to RioCan.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Scotia Capital Inc. is a wholly-owned subsidiary of a Canadian chartered bank (the "**Bank**"), which is a lender to RioCan. As of June 10, 2005, RioCan was indebted to the Bank in an aggregate amount of approximately $150 million, which debt is secured by specific properties. Consequently, RioCan may be considered a connected issuer of Scotia Capital Inc. for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, RioCan is in compliance with the terms of its indebtedness. Since the date the indebtedness to Scotia Capital Inc. was incurred, the financial position of RioCan and the value of the collateral granted as security for the indebtedness have not materially changed. Scotia Capital Inc. has advised that the decision to underwrite the offering was made independently of the Bank and the Bank had no influence as to the determination of the terms of the distribution. Scotia Capital Inc. will not receive any benefit in connection with this offering other than its proportionate share of the Underwriters' fee payable by RioCan.

USE OF PROCEEDS

The estimated net proceeds to RioCan from this offering, after deducting the Underwriters' fees and the estimated expenses of the issue, will be approximately $99,200,000. RioCan will use the net proceeds of this offering in the manner determined by management to be appropriate from time to time, including to fund any of RioCan's ongoing acquisition programs and for general purposes.

RECENT DEVELOPMENTS

The following is a summary of the developments in the business and affairs of RioCan since the date of RioCan's current annual information form and which have not been described elsewhere in this prospectus supplement or in the documents incorporated by reference herein:

1. On May 11, 2005 the unitholders of RioCan approved an amendment to RioCan's declaration of trust so as to permit the board of trustees, where they determine it is appropriate to do so in any year, to permit RioCan to retain, on a per unit basis, up to 20% of its distributable income (determined in accordance with the terms of the declaration of trust) from the distributions to be paid to unitholders. For greater clarity, while this amendment will permit RioCan to retain more of its distributable income, RioCan does not intend to reduce distributions but rather will reduce its payout ratio by retaining a greater proportion of the growth in its distributable income.

2. On May 11, 2005 the unitholders of RioCan approved amendments to RioCan's unit option plan to (i) increase the number of units of RioCan reserved for issuance under such plan by 5,200,000, and (ii) provide for a detailed procedure for amending the terms of the unit option plan, including what amendments will require unitholder approval.

3. On May 30, 2005 RioCan announced that it had entered into an agreement with Retrocom Mid-Market REIT ("Retrocom") to sell seven enclosed mid-market mall shopping centres for an aggregate purchase price of $182 million. As part of the agreement, Retrocom will assume the existing mortgages in the approximate amount of $90 million and RioCan will receive a secured convertible debenture in the amount of $30 million for a term of three years at an interest rate of 4.5%. The balance of the purchase price will be paid in cash. Closing of the transaction is conditional upon satisfactory completion of due diligence and the approval of the unitholders of Retrocom.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "**Holder**") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Debentures as capital property and deals with RioCan at arm's length. Generally, the Debentures will be considered capital property to a Holder provided that the Holder does not hold the Debentures in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution", or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Short Form Prospectus and this prospectus supplement, the current provisions of the Tax Act and the Regulations in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administration policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding the Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

A Holder that is a corporation, partnership, unit trust or trust of any which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including an individual and trusts of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract' (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder's income for that or a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder's income for the taxation year or a previous taxation year. A Holder may also be required to include in computing income, the amount of any discount received or receivable by such Holder. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Holder in a taxation year may generally be deducted from taxable

capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

A Holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part I.3 (Tax on Large Corporations) of the Tax Act.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicated that a consultation paper would be released shortly after the 2005 Federal Budget and that the Department of Finance would continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. Any further initiatives in this area, if any, will be taken following the completion of such consultations.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property". However, no assurances can be given that RioCan will not become a "business income trust" or that Debentures will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Debentures being distributed under the Offering. In addition to the risks described herein, reference is made to the section entitled "Risk Factors" beginning at page 74 of RioCan's current annual information form, which is incorporated herein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which RioCan can access the debenture market.

Coverage Ratios

See "Interest Coverages" which is relevant to an assessment of the risk that RioCan will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of RioCan and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this prospectus supplement will be passed upon at the date of closing on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated February 21, 2005 and the prospectus supplement of the REIT dated June 10, 2005 relating to the issue and sale of senior unsecured debentures due June 15, 2012 of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2004 and 2003, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 21, 2005.

Toronto, Canada
June 10, 2005

(Signed) SOBERMAN LLP
Chartered Accountants

UNDERWRITERS' CERTIFICATE

Dated: June 10, 2005

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada and does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

(Signed) STEPHEN SENDER

TD SECURITIES INC.

(Signed) ANDREW G. PHILLIPS

Document 17

UNDERWRITING AGREEMENT

June 10, 2005

RioCan Real Estate Investment Trust
The Exchange Tower
Suite 700, 130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Mr. Edward Sonshine, Q.C.

Dear Sirs:

We understand that RioCan Real Estate Investment Trust (the "Trust") desires to issue and sell $100,000,000 principal amount of senior unsecured debentures due June 15, 2012 bearing interest at a rate of 4.70% *per annum* during such term (the "Debentures") on and subject to the terms more particularly described below. We further understand that RioCan has filed a short form shelf prospectus (the "Shelf Prospectus") dated February 21, 2005 relating to the issuance of debt securities and is prepared:

(i) to create and issue the Debentures; and

(ii) to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Provinces.

Scotia Capital Inc. ("Scotia") and TD Securities Inc. ("TD Securities") (together, the "Underwriters") offer to purchase from the Trust, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Trust agrees to sell to the Underwriters, at the Closing Time, all, but not less than all, of the Debentures at a price of $1,000 per $1,000 principal amount thereof for an aggregate purchase price of $100,000,000 (the "Purchase Price"), plus accrued interest, if any, from June 15, 2005 to the date of delivery.

In consideration of the Underwriters' agreement to purchase the Debentures, which will result from the Trust's acceptance of this offer, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Prospectus Supplement, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the Trust agrees to pay to Scotia, on behalf of the Underwriters, at the Closing Time, a fee equal to 0.70% of the par value of the Debentures acquired (the "Underwriting Fee").

Terms and Conditions

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"Agreement" means the agreement resulting from the acceptance by the Trust of the terms of this letter;

"AIF" means the renewal annual information form of the Trust dated March 11, 2005;

"Amendment" means, as applicable, any amendment to the Shelf Prospectus or the Supplemented Prospectus;

"Auditors" means Soberman LLP, Chartered Accountants, the auditors of the Trust;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or legal holiday in Toronto;

"Closing Date" means June 15, 2005 or such other date as the Trust and the Underwriters may mutually agree upon in writing but, in any event, not later than June 22, 2005;

"Closing Time" means 10:00 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the Trust and the Underwriters may mutually agree upon in writing;

"Debentures" means the senior unsecured debentures of the Trust due June 15, 2012, bearing interest at a rate of 4.70% payable semi-annually on June 15 and December 15 of each year (the first such interest payment being due on December 15, 2005), to be issued by the Trust as contemplated by this Agreement, having the attributes corresponding in all material respects to the descriptions thereof in this Agreement and in the Supplemented Prospectus;

"Declaration of Trust" means the amended and restated declaration of trust of the Trust, dated as of May 11, 2005 and as may further be amended, supplemented or amended and restated from time to time;

"Documents Incorporated by Reference" means the AIF, the Trust's audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2004 and December 31, 2003, together with the Auditors' report thereon and the management discussion and analysis relating thereto, the unaudited comparative financial statements and the notes thereto for the three month period ended March 31, 2005, including the management discussion and analysis relating thereto, the Management Information Circular, the material change report dated March 1, 2005 regarding the redemption of the

Trust's $150 million 7.05% RealFund Series A August 1, 2007 senior unsecured debentures and the Trust's plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures, and all material change reports of the Trust (other than confidential reports) filed with the securities commissions or other regulatory bodies on or after the date of the Supplemented Prospectus, and on or before the Closing Time;

"Existing Properties" means the properties now owned by the Trust and described in the Documents Incorporated by Reference;

"Financial Information" has the meaning ascribed thereto in paragraph 4.3;

"Hazardous Material" has the meaning ascribed thereto in paragraph 6.1.20;

"Indemnified Parties" has the meaning ascribed thereto in paragraph 8.1;

"Management Information Circular" means the management information circular dated March 7, 2005 regarding the Trust's annual and special meeting of unitholders of the Trust held on May 11, 2005, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

"Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, unincorporated organization, a government or an agency or political subdivision thereof;

"Prospectus Supplement" means the prospectus supplement of the Trust, which, together with the Shelf Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Provinces (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Purchase Price" has the meaning ascribed thereto above;

"Qualification Deadline" means 5:00 p.m. Toronto time on June 10, 2005 or such later date and time as the Trust and the Underwriters may mutually agree upon in writing;

"Qualifying Provinces" means all of the provinces of Canada;

"Rating Agency" means Standard & Poor's and Dominion Bond Rating Service Limited or either of them as the context requires;

"Securities Laws" means collectively, and, as the context may require, the securities legislation, regulations and the policies of the securities regulatory bodies of the Qualifying Provinces including, without limitation, National Instrument 44-102 of the Canadian Securities Administrators;

"Selling Firm(s)" has the meaning ascribed thereto in paragraph 2.2;

"Shelf Prospectus" means the final base shelf prospectus of the Trust dated February 21, 2005 (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Stock Exchange" means the Toronto Stock Exchange;

"Supplementary Material" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Shelf Prospectus, the Prospectus Supplement or any Amendment;

"Supplemented Prospectus" means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

"Transaction Documents" has the meaning ascribed thereto in paragraph 6.1.6;

"Trust" means RioCan Real Estate Investment Trust;

"Trust Indenture" means, collectively, the trust indenture dated March 8, 2005 between the Trust and CIBC Mellon Trust Company, as supplemented by the first and second supplemental trust indentures and as further supplemented by the third supplemental trust indenture to be dated the Closing Date, pursuant to which the Debentures will be created and issued;

"Underwriters" means Scotia and TD Securities;

"Underwriters' Disclosure" means disclosure relating solely to the Underwriters and any other disclosure provided to the Trust by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"Underwriting Fee" has the meaning ascribed thereto above; and

"Units" means units of the Trust.

1.2 Whenever used in this Agreement, the terms "associate", "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms under applicable Securities Laws, and the terms "affiliate" and "subsidiary" shall have the meanings given to such terms in the *Business Corporations Act* (Ontario).

1.3 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.4 All references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriters

The Underwriters covenant with the Trust that:

2.1 the Trust is not a "related issuer" or "connected issuer" of either Underwriters; and each Underwriter, any "related issuer" of such Underwriter or the directors, officers or partners of such Underwriter or of any "related issuer" of such Underwriter is not a person to which the Trust or any "related issuer" of the Trust, or with which the Trust or any "related issuer" of the Trust has any other relationship, except that Scotia is a subsidiary of a Canadian chartered bank that is a lender to the Trust. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105;

2.2 they will offer the Debentures for sale to the public on behalf of the Trust, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Securities Laws, upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement; they shall ensure that each Selling Firm, prior to its appointment as such, has delivered to the Underwriters a representation to the effect that the Trust is not a "related issuer" of such Selling Firm, and that each Selling Firm, any "related issuer" of such Selling Firm and the directors, officers or partners of such Selling Firm and of any "related issuer" of such Selling Firm, is not a person to which the Trust or any "related issuer" of the Trust owes any indebtedness or with which the Trust or any "related issuer" of the Trust has any other relationship, unless the Underwriters and Trust have agreed that the Trust is not a "related issuer" or a "connected issuer" of such Selling Firm; for the purposes of the preceding sentence, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105; for the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Debentures are qualified for distribution in any province of Canada where (i) a receipt or similar document for the Shelf Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Shelf Prospectus; and (ii) the Prospectus Supplement has been filed;

2.3 they will not make use of any "greensheet" in respect of the Debentures without the approval of the Trust;

2.4 the Underwriters will notify the Trust when, in their opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the principal amount of Debentures distributed in each Qualifying Province where such breakdown is required for the purpose of calculating fees payable to a securities commission or other securities regulatory body; provided, however, that such

breakdown shall be provided no later than 30 days following the date on which the distribution of the Debentures shall have ceased;

2.5 they will not make any representations or warranties with respect to the Trust or the Debentures other than as set forth in this Agreement or the Supplemented Prospectus or otherwise with the approval of the Trust; and

2.6 provided that they are satisfied, in their sole discretion, acting reasonably, that it is responsible to do so, they will execute and deliver to the Trust the certificate required to be executed by the Underwriters under applicable Securities Laws in connection with the Supplemented Prospectus and any Amendment.

3. Covenants of the Trust

The Trust covenants and agrees with the Underwriters that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor and such Debentures will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Supplemented Prospectus;

3.2 it has filed an English language Shelf Prospectus in each of the Qualifying Provinces and a French language Shelf Prospectus in the Provinces of Ontario, Quebec and New Brunswick, omitting such information as is permitted to be omitted for such documents pursuant to the Securities Laws, and has obtained a Mutual Reliance Review System ("MRRS") decision document for the Shelf Prospectus for and on behalf of the Ontario Securities Commission and the securities regulatory authority in each of the other Qualifying Provinces;

3.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public by or through the Underwriters and other investment dealers and brokers who comply with all applicable Securities Laws in each of the Qualifying Provinces; the Trust will use its reasonable best efforts to fulfil all legal requirements to permit the distribution of the Debentures in each Qualifying Province as soon as possible but in any event not later than the Qualification Deadline; such fulfilment shall include, without limiting the generality of the foregoing, compliance with all applicable Securities Laws including, without limitation, compliance with all requirements with respect to and the preparation and filing of the English language Prospectus Supplement in each of the Qualifying Provinces and a French language Prospectus Supplement in the Provinces of Ontario, Quebec and New Brunswick;

3.4 it shall allow and assist the Underwriters to participate fully in the preparation of the Prospectus Supplement and any Amendment and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as Underwriters and to

enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation; and

3.5 it will comply with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the applicable Securities Laws in each of the Qualifying Provinces and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Underwriters in writing of the full particulars of any material change (for greater certainty, material in the context of all assets of the Trust considered together), actual, anticipated or threatened, in the operating, financial or physical condition of the Existing Properties, or any of them, or in the financial condition, assets, liabilities, business, affairs or operations of the Trust or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Shelf Prospectus, the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The Trust shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Provinces as a result of such change. The Trust shall, in good faith, first discuss with the Underwriters any change in circumstances (actual or proposed within the Trust's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 3.5 and, in any event, prior to making any filing referred to in this paragraph 3.5. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the Trust, that a material change or change in a material fact has occurred which makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, or which may result in a misrepresentation, the Trust will:

3.5.1 prepare and file promptly at the request of the Underwriters any Amendment which in their opinion, acting reasonably, may be necessary or advisable; and

3.5.2 contemporaneously with filing the Amendment under the applicable laws of the Qualifying Provinces, deliver to the Underwriters:

3.5.2.1 a copy of the Amendment, originally signed as required by the Securities Laws;

3.5.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under the applicable Securities Laws; and

3.5.2.3 such other documents as the Underwriters shall reasonably require.

4. Deliveries

The Trust shall cause to be delivered to the Underwriters:

4.1 as soon as they are available, copies of the Supplemented Prospectus and any Amendment signed, where applicable, as required by the Securities Laws;

4.2 at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, in each case in the French language,

4.2.1 an opinion of the Trust's local counsel in Quebec, dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that except for any financial statements, auditors reports, accounting data and other numerical data (collectively the "Financial Information") contained in such document, or incorporated by reference therein, the document in the French language is, in all material respects, a complete and accurate translation of the document in the English language and that such versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Underwriters, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that the Financial Information in such document, or incorporated by reference therein, in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document, or incorporated by reference therein, in the English language;

4.3 at the Closing Time and at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, a comfort letter of the Auditors dated the Closing Date or the date of the Prospectus Supplement or Amendment, as the case may be, and addressed to the Underwriters and the board of trustees of the Trust, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information contained, or incorporated by reference in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two business days prior to the date of such letter, which letter shall be in addition to the Auditors' report incorporated by reference in the Supplemented Prospectus or Amendment and the comfort letter, if any, of the Auditors addressed, in the case of the Shelf Prospectus and the Supplemented Prospectus, to the securities regulatory authorities in the Qualifying Provinces; and

4.4 as soon as they are available, such numbers of copies of the Supplemented Prospectus and any Amendment for distribution to purchasers of the Debentures, as the Underwriters may reasonably require, without charge, in such cities in the Qualifying Provinces as the Underwriters may reasonably request.

5. Representations and Warranties - Supplemented Prospectus

5.1 The delivery to the Underwriters of the documents referred to in paragraphs 4.1, 4.2, 4.3, and 4.4 hereof shall constitute:

5.1.1 the representation and warranty of the Trust to the Underwriters that each such document at the time of its respective delivery fully complied with the requirements of the Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken together, and the Debentures as required by applicable Securities Laws; and

5.1.2 the representation and warranty of the Trust to the Underwriters, that, except as has been publicly disclosed, since March 31, 2005, there has been no material adverse change, actual, contemplated or, to the best of the Trust's knowledge, threatened, in the business, affairs, operations, assets, liabilities, contingent or otherwise, capital or ownership of the Trust.

5.2 The Trust consents to the use by the Underwriters of such documents in connection with the distribution of the Debentures in the Qualifying Provinces in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The Trust represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the Trust is a trust validly existing under the laws of the Province of Ontario, has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder;

6.1.2 the Trust is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the Qualifying Provinces;

6.1.3 the Trust has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, licences and

permits and is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to obtain such licences and permits would not have a material adverse effect on the Trust's ability to carry out any of the foregoing, and all such licences, registrations, qualifications and permits are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which has a material adverse effect on the operation of the business of the Trust as now conducted or proposed to be conducted;

6.1.4 the Trust has conducted and is conducting its business in compliance with the terms and provisions of the Declaration of Trust;

6.1.5 except as disclosed to the Underwriters or as set forth in the Supplemented Prospectus and any Amendments, the Trust is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which the Trust holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; the Trust is not in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its beneficial ownership or its interest in such properties or which may have a material adverse effect upon any such properties or upon the operation of the business of the Trust as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; all leases pursuant to which the Trust derives its interests in such properties are in good standing and there has been no material default under any such leases (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty or other property taxes required to be paid with respect to such properties to the date hereof have been paid;

6.1.6 the Trust is not in default or in breach of, and the execution and delivery of this Agreement and all documents executed or delivered, or to be executed or delivered, pursuant hereto (collectively, the "Transaction Documents"), the performance and compliance with the terms of this Agreement, the Trust Indenture and the other Transaction Documents, and the issue and sale of the Debentures will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the Declaration of Trust, any resolution of the trustees or unitholders of the Trust or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Trust is a party or by which the Trust or any of its properties is bound or any judgment,

decree, order, statute, rule or regulation applicable to the Trust, except in each case, any breach or default which is immaterial;

6.1.7 the Trust has all requisite power and authority: (i) to enter into this Agreement and the Trust Indenture; (ii) to issue and deliver the Debentures in accordance with the provisions of this Agreement and the Trust Indenture; and (iii) to carry out all the terms and provisions of this Agreement, the Trust Indenture and the Debentures;

6.1.8 this Agreement, the Trust Indenture, the Debentures and the other Transaction Documents have been or will be, as the case may be, duly authorized, executed and delivered by the Trust and constitute or will constitute, as the case may be, when so executed and delivered legal, valid and binding obligations of the Trust, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought;

6.1.9 the Trust is authorized to issue an unlimited number of Units, of which 193,931,955 are issued and outstanding as at the date hereof as fully-paid and non-assessable Units;

6.1.10 the Units are listed on the Stock Exchange;

6.1.11 the Trust has no securities outstanding which are convertible into or exchangeable or exercisable for Units and there are no outstanding options on or rights to subscribe for any of the unissued Units except as described in the Documents Incorporated by Reference;

6.1.12 the publicly disclosed financial statements of the Trust have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Trust as at their respective dates and such financial statements contain no misrepresentation;

6.1.13 since March 31, 2005:

6.1.13.1 except for the Trust's regularly scheduled monthly distributions in 2005, no distributions to holders of Units have been declared or paid by the Trust and no capital expenditures or commitments therefor have been made by the Trust, except in the ordinary course of business and which are not material,

6.1.13.2 the Trust has not incurred any obligation or liability, direct, contingent or otherwise, except in the ordinary course of business and which is not material, and

6.1.13.3 no transactions of a nature material to the Trust have been entered into by the Trust,

except, in each case, as will be disclosed in the Supplemented Prospectus or any Amendment thereto or except has otherwise been disclosed in writing to the Underwriters;

6.1.14 other than as may be required under the Securities Laws and the rules and by-laws of the Stock Exchange, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the execution and delivery of the Trust Indenture or the creation, issue and sale of the Debentures;

6.1.15 there is no authorization, consent or approval of, or filing with or notice to any governmental body required in connection with the execution, delivery or performance of the Trust Indenture by the Trust;

6.1.16 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the Trust, threatened, which would question the validity of the creation, issuance or sale of the Debentures or the validity of any action taken or to be taken by the Trust in connection with this Agreement or the Trust Indenture;

6.1.17 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on a credit watch or comparable downgrade warning by either Rating Agency;

6.1.18 on or before the Closing Time, all actions required to be taken by or on behalf of the Trust, including the passing of all requisite resolutions of its trustees shall have occurred so as to validly authorize the entering into by the Trust of the Trust Indenture, the creation, issuance and sale of the Debentures and the performance of the Trust's obligations hereunder;

6.1.19 all of the Trust's real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against, with reasonable deductibles; all buildings constructed by the Trust were constructed in accordance with building permits properly issued therefor, if required, and all of the Trust's buildings are in material compliance with all applicable building and zoning by-laws; and there are no material defects in such buildings; except as disclosed to the Underwriters, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority except where the failure to comply with such work orders or deficiency notices would not have a material adverse effect on the Trust and there is no material matter under discussion with

any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance, except as previously disclosed in writing to the Underwriters or where it would not have a material adverse effect on the Trust; and

6.1.20 except as previously disclosed in writing to the Underwriters or where it would not have a material adverse effect on the Trust, all of the Trust's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits; none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or, to the best of the Trust's knowledge, is subject to any investigation, by or on behalf of the Trust, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material into the environment; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material or reporting a spill or release of a Hazardous Material into the environment involving any of the Trust's real properties other than those which have been remedied; none of the Trust's real properties has been used, during the time the Trust has owned such properties, as a waste storage site or to operate a waste management business; the Trust has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Trust's real properties or the buildings and operations thereon; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; to the knowledge of the Trust, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; and for the purposes of this paragraph 6.1.20, "Hazardous Material" means any contaminant, pollutant, waste, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or

material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, waste, subject waste, deleterious substance, industrial waste, toxic matter, hazardous waste or dangerous goods as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, P.O. Box 24, Toronto, Ontario M5B 2M6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the Trust covenants to use its best efforts to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

7.2.1 receipt by the Underwriters of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the Trust's counsel, Goodmans LLP, and from the Underwriters' counsel, Torys LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limiting the generality of the foregoing, the execution, certification, issue and delivery of the Debentures, the authorization, execution, and delivery of the Trust Indenture, the fulfilment of and compliance with the terms and conditions of this Agreement and the Trust Indenture, the enforceability of the Trust Indenture and the Debentures, the appointment of CIBC Mellon Trust Company as trustee under the Trust Indenture, and the qualification of the Debentures as investments under the statutes listed in the Supplemented Prospectus, it being understood that such counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust's officers; and the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust or any of its affiliates;

7.2.1.2 an opinion of the Trust's local counsel in Quebec, dated the date of delivery and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

7.2.1.3 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and the chief financial officer of the Trust, or such other officers of the Trust as may be acceptable to the Underwriters, acting reasonably, certifying that (i) the Trust has complied with all terms and conditions of this Agreement to be complied with by the Trust at or prior to the Closing Time; (ii) the representations and warranties of the Trust contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Units has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since March 31, 2005 there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing), and certifying to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

7.2.1.4 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.5 evidence satisfactory to the Underwriters that the Trust has authorized and approved this Agreement and the Trust Indenture, the creation, issuance and sale of the Debentures and all matters relating thereto; and

7.2.1.6 one definitive certificate representing a document constituting the Debentures registered in the name of CDS & Co., or in such name or names as the Underwriters may direct, against payment to the Trust, or as the Trust may direct, of the Purchase Price by wire transfer payable in Toronto,

all in form and substance reasonably satisfactory to the Underwriters;

7.2.2 the Prospectus Supplement and any Amendments shall have been filed with the applicable securities regulatory authority in each of the Qualifying Provinces in accordance with Securities Laws;

7.2.3 confirmation in form acceptable to the Underwriters that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's

of "BBB-" or higher, and have not been placed on ratings alert or other comparable downgrade warning by either Rating Agency;

7.2.4 the representations and warranties of the Trust contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

7.2.5 the Trust having complied with all covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.6 the Underwriters not having previously terminated their obligations pursuant to paragraph 10 of this Agreement.

7.3 It shall be a condition precedent to the Trust's obligations to issue the Debentures that:

7.3.1 the Underwriters shall have delivered or caused to be delivered to the Trust a wire transfer representing the Purchase Price payable by the Underwriters for the Debentures, less an amount equal to the full amount of the Underwriting Fee;

7.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time (which condition may be waived in writing, in whole or in part, by the Trust); and

7.3.3 no order shall have been made by any securities regulatory authority in any Qualifying Province which restricts in any manner the distribution of the Debentures.

7.4 The Trust shall make all necessary arrangements for the exchange of the definitive certificate representing or document constituting the Debentures delivered pursuant to paragraph 7.2.1.6 hereof, on the date of delivery, at the principal office in Toronto of the duly appointed registrar and transfer agent for the Debentures, or its agent, for definitive certificates representing or documents constituting the Debentures in such amounts and registered in such names as shall be designated in writing by any Selling Firm not less than 24 hours prior to the Closing Time. All such exchanges are to be made without cost to the Selling Firms, other than any applicable transfer taxes.

8. Indemnity

8.1 The Trust shall protect and indemnify the Underwriters and the Underwriters' directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the distribution of the

Debentures), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment or Supplementary Material (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or distribution of the Debentures or any of them or any other securities of the Trust in any of the Qualifying Provinces.

8.2 If any claim contemplated by this paragraph 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Trust as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the Trust therefrom, affect the Trust's liability under this paragraph 8) and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Trust or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Trust; or (iii) the named parties to any such suit include both the Indemnified Party and the Trust and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust (in each of which cases the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified

Party). It is the intention of the Trust to constitute the Underwriters as trustees for the Underwriters' directors, officers and employees, of the covenants of the Trust under this paragraph 8 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The Trust hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Trust by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment or Supplementary Material (except facts or information relating solely to Underwriters' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the Trust shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriters on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the Underwriting Fee.

The relative benefits received by the Trust on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the Underwriting Fee) is to the Underwriting Fee. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

All expenses of the Trust related to, or incidental to, the authorization, issue, delivery and sale of the Debentures and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Trust; provided, however, that the reasonable fees and disbursements of the Underwriters' counsel and the Underwriters' reasonable "out-of-pocket" expenses shall be paid by the Underwriters and, provided further, that such fees and disbursements and the Underwriters' reasonable "out-of-pocket" expenses shall be reimbursed

by the Trust to the Underwriters in the event that the closing of the purchase and sale of the Debentures provided for in this Agreement does not occur, other than by reason of default of an Underwriter.

10. Termination

In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on the Underwriters' part, such Underwriter's obligations under this Agreement if, prior to Closing Time:

10.1 there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding, whether formal or informal (other than any inquiry, action, suit, investigation or other proceeding based on alleged activities of the Underwriters), or any order is issued by any governmental authority (other than an order based on the alleged activities of the Underwriters), or any law or regulation is promulgated, changed or announced, which, in the reasonable opinion of the Underwriters, is expected to prevent or materially restrict the trading in or the distribution of the Debentures or any other securities of the Trust or would be expected to have a material adverse effect on the market price or value of the Debentures or other securities of the Trust;

10.2 there should develop, occur or come into effect or existence, any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any law, action, regulation or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or is expected to materially adversely affect or involve, financial markets generally or the business, affairs or operations of the Trust;

10.3 there shall be any adverse change in the assigned ratings on the Debentures, or any other rated public securities of the Trust, by a Rating Agency; or

10.4 there should occur any material change (financial or otherwise) in the business, affairs or operations of the Trust, or any change in a material fact, or the Underwriters shall become aware of any undisclosed material information, which, in the reasonable opinion of the Underwriters, could be expected to have a material adverse effect on the market price or value of the Debentures or any other securities of the Trust.

If the Underwriters terminate their obligations hereunder pursuant to this paragraph 10, the Trust's liability hereunder to the Underwriters shall be limited to the Trust's obligations under paragraphs 8 and 9 hereof.

11. Reliance on Scotia

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by Scotia, with the exception of the matters contemplated by paragraph 8 and paragraph 10, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the Trust for accepting notification of any such steps or other actions from Scotia. Scotia hereby agrees to use its reasonable best efforts to consult with TD Securities prior to taking any step or other action pursuant to this paragraph 11

12. Underwriters' Obligation to Purchase Debentures

12.1 The Underwriters' obligation to purchase the Debentures at the Closing Time shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the following percentages of the aggregate amount of Debentures to be purchased at that time:

Scotia	75.0%
TD Securities	25.0%

12.2 If an Underwriter fails to purchase its applicable percentage of the aggregate amount of the Debentures at the Closing Time, the other Underwriter shall have the right, but shall not be obligated, to purchase all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriter which fails to purchase. If such right is not exercised, the Underwriter that is able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust of reasonable evidence of its ability and willingness to fulfill its obligations hereunder at the Closing Time, and the Trust shall be relieved of all obligations to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8 and 9. Nothing in this paragraph 12.2 shall oblige the Trust to sell to one or more Underwriters less than all of the aggregate amount of the Debentures or shall relieve any Underwriter in default hereunder from liability to the Trust.

12.3 Nothing in this Agreement shall impose on any Underwriter liability to the Trust in respect of the default by the other Underwriter of its obligations under this Agreement.

13. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Trust prior to the Closing Time shall be construed as conditions, and any breach or failure by the Trust to comply with any of such terms and conditions shall entitle either Underwriter to terminate such Underwriter's obligations to purchase the Debentures by written notice to that effect given to the Trust prior to the Closing Time. It is understood and agreed that either Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriter's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be

binding, any such waiver or extension must be in writing. If an Underwriter elects to terminate such Underwriter's obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the liability of the Trust hereunder shall be limited to the indemnity referred to in paragraph 8 hereof and the payment of expenses referred to in paragraph 9 hereof.

14. Survival

All warranties, representations, covenants and agreements of the Trust herein contained or contained in any other Transaction Documents shall survive the purchase by the Underwriters of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Debentures. Such warranties, representations, covenants and agreements of the Trust shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or exercise a right of recession, with respect to a misrepresentation contained in the Supplemented Prospectus, or an Amendment or either of them, pursuant to applicable Securities Laws in any of the Qualifying Provinces.

15. Concurrent Offerings

The Trust shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any senior unsecured debentures of the Trust from the date hereof until 30 days after the Closing Date.

16. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile on a Business Day to the following addresses:

in the case of the Trust:
The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2
Attention: Edward Sonshine
Facsimile Number: (416) 866-3020

in the case of Scotia:
40 King Street West
Scotia Plaza, 66th Floor
P.O. Box 4085, Station "A"
Toronto, ON M5W 2X6
Attention: Stephen Sender
Facsimile Number: (416) 863-7038

in the case of TD Securities:
TD Tower
66 Wellington Street West, 8th Floor
Toronto, ON M5K 1A2
Attention: Andrew G. Phillips
Facsimile Number: (416) 983-1888

The Trust or any Underwriter may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by facsimile if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

17. Time of Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder.

19. Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to Scotia on behalf of the undersigned.

Yours very truly,

SCOTIA CAPITAL INC.

"Stephen Sender"
Stephen Sender
Managing Director

TD SECURITIES INC.

"Andrew G. Phillips"
Andrew G. Phillips
Managing Director

Accepted and agreed to as of June 10, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf"
Robert Wolf
Vice-President and Chief Financial Officer

Document 18

RIOCAN REAL ESTATE INVESTMENT TRUST
Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of RioCan Real Estate Investment Trust (the "Trust") held on May 11, 2005.

Matter	**Outcome**
In respect of the election of the trustees of the Trust	Carried by a show of hands
In respect of the re-appointment of the auditor of the Trust	Carried by a show of hands
In respect of the proposed amendments to the Declaration of Trust, as described in the Trust's Management Information Circular dated March 7, 2005	Carried by a show of hands
In respect of the proposed amendments to the Trust's Unit Option Plan, as described in the Trust's Management Information Circular dated March 7, 2005	Carried by a show of hands

RIOCAN REAL ESTATE INVESTMENT TRUST

Per: *"Robert Wolf"*

Name: Robert Wolf
Title: Vice-President and Chief Financial Officer

Document 19

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 5th day of May 2005.

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Document 20

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of RioCan (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 5th day of May 2005.

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

Document 21



Edward Sonshine, Q.C.
President and Chief Executive Officer

Dear Fellow Unitholder:

The first quarter of 2005 was quite encouraging for RioCan. Two important steps were taken, both of which were the culmination of efforts that had been under way for some time.

These efforts came to fruition against the backdrop of an economic and interest rate climate that is benign insofar as RioCan's business is concerned. Notwithstanding some gyrations in the bond and stock markets towards the end of this past quarter, matters have settled down and interest rates remain at levels that are conducive to the ongoing growth of RioCan's business.

Rental revenue for the three months ended March 31 increased by 9% to $148,015,000 from the same quarter in the prior year. Distributable income from operations increased by 17% to $68,909,000, which translates into recurring distributable income (RDI) per unit of $0.358, an increase of 9%. The funds from operations and net earnings numbers have been skewed in this past quarter by the costs incurred for the debenture restructuring described below of $20,500,000. It has been fully expensed for both net earnings (in accordance with Canadian generally accepted accounting principles) and funds from operations purposes but RioCan's Board of Trustees felt it should not impact RDI as it is not reflective of our ongoing business operations. The bulk of it represents interest costs that would have been incurred in the future, but have simply been accelerated.

The restructuring of RioCan's unsecured debenture program is one of the two important steps that I referred to above. Essentially, we redeemed or repaid all of our outstanding debentures that imposed restrictions on our leverage limits that effectively required us to not exceed 55% of historic book cost. Our belief is that RioCan's asset values are far in excess of historic book cost and therefore even with the now permitted leverage increase to 60%, we would still be operating at well under 50% on a current market bases.

By retiring these existing debentures at this time, we were also able to accomplish our ongoing goal of putting our debt maturities as far into the future as reasonably possible, as well as materially reducing the interest cost on $339,000,000 of debt.

The second major initiative taken was announced in February when we disclosed the transaction in Quebec wherein we acquired three major new format retail centres, two in Quebec City and one in Montreal, as well as acquiring a 50% interest in a major development transaction just outside of Montreal.

In addition to materially expanding our new format retail presence in that province, we established a relationship with Devimco, the developer of the properties we acquired. This new relationship will hopefully lead to an ongoing pipeline of new format retail properties in the province of Quebec, a part of Canada where it has been difficult for us to amass an acceptable quantity and quality of new format retail centres.

In general, RioCan is proceeding satisfactorily on all fronts, including operations, our development program and our fee income stream program, all of which I will report on further to you as the year unfolds.

As always, we thank you, our unitholders, for your continued confidence in us.

Edward Sonshine, Q.C.
President and Chief Executive Officer
RioCan Real Estate Investment Trust
May 5, 2005

consolidated balance sheets

(IN THOUSANDS)	At March 31, 2005 (UNAUDITED)	At December 31, 2004 (AUDITED)
ASSETS		
Real Estate Investments		
Income properties (Note 2)	$ 3,804,908	$ 3,699,491
Properties under development	182,264	130,592
Mortgages and loans receivable	37,649	42,629
	4,024,821	3,872,712
Receivables and other assets (Note 4)	80,576	58,146
Cash and short-term investments	88,408	21,420
	$ 4,193,805	$ 3,952,278
LIABILITIES		
Mortgages payable (Note 5)	$ 1,724,974	$ 1,765,699
Debentures payable (Note 6)	620,000	448,693
Accounts payable and accrued liabilities (Note 7)	148,729	152,718
	2,493,703	2,367,110
UNITHOLDERS' EQUITY		
Unitholders' equity	1,700,102	1,585,168
	$ 4,193,805	$ 3,952,278

The accompanying notes are an integral part of the financial statements

consolidated statements of unitholders' equity

(UNAUDITED – IN THOUSANDS) For the three months ended March 31	2005	2004
Trust units (Note 8)		
Balance, beginning of period	$ 1,702,820	$ 1,635,348
Unit issue proceeds, net	153,731	19,358
Balance, end of period	$ 1,856,551	$ 1,654,706
Value associated with unit option grants		
Balance, beginning of period	$ 1,692	$ 1,013
Value associated with compensation expense for unit options granted	252	135
Balance, end of period	$ 1,944	$ 1,148
Cumulative earnings		
Balance, beginning of period	$ 1,005,136	$ 846,815
Net earnings	21,587	38,494
Balance, end of period	$ 1,026,723	$ 885,309
Cumulative distributions to unitholders		
Balance, beginning of period	$ (1,124,480)	$ (902,436)
Distributions to unitholders	(60,636)	(52,404)
Balance, end of period	$ (1,185,116)	$ (954,840)
Total unitholders' equity	$ 1,700,102	$ 1,586,323
Units issued and outstanding (Note 8)	193,012	179,762

The accompanying notes are an integral part of the financial statements

consolidated statements of earnings

(UNAUDITED – IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

For the three months ended March 31	2005	2004
Revenue		
Rentals	$ 148,015	$ 136,039
Fees	2,843	3,919
Interest	2,254	2,988
Gain on properties held for resale (Note 2)	9,770	–
Total revenue	162,882	142,946
Expenses		
Operating costs	52,453	45,978
Interest (Note 11)	35,771	34,043
General and administrative (Note 11)	4,701	3,462
Amortization (Note 3)	27,884	21,226
Total expenses	120,809	104,709
	42,073	38,237
Costs of early extinguishment of debentures payable (Note 6)	(20,486)	–
Net earnings from continuing operations	21,587	38,237
Discontinued operations (Note 2)	–	257
Net earnings	$ 21,587	$ 38,494
Net earnings per unit – basic and diluted		
Continuing operations	$ 0.11	$ 0.21
Discontinued operations	–	–
Net earnings per unit – basic and diluted	$ 0.11	$ 0.21
Weighted average number of units outstanding	192,133	178,978

The accompanying notes are an integral part of the financial statements

consolidated statements of cash flows

(UNAUDITED – IN THOUSANDS)

For the three months ended March 31	2005	2004
CASH FLOW PROVIDED BY (USED IN):		
Operating activities		
Net earnings	$ 21,587	$ 38,494
Items not affecting cash		
Amortization	28,330	21,606
Discontinued operations	–	327
Costs of early extinguishment of debentures payable	20,486	–
Properties held for resale, net	(8,304)	–
Expenditures on deferred tangible leasing costs	(4,070)	(2,361)
Change in other non-cash operating items	(14,351)	(6,869)
Cash flow provided by operating activities	43,678	51,197
Investing activities		
Acquisition of income properties	(111,638)	(38,825)
Capital expenditures on income properties and properties under development	(42,951)	(23,162)
Mortgages and loans receivable		
Advances	(5,172)	(7,090)
Repayments	4,541	10,205
Short-term investments	–	25,108
Proceeds on disposition of income properties held for sale	–	3,938
Cash flow used in investing activities	(155,220)	(29,826)
Financing activities		
Mortgages payable		
Borrowings	14,091	31,639
Repayments	(69,835)	(23,152)
Debentures payable		
Borrowings, net	454,691	–
Repayments including early extinguishments	(310,827)	–
Issue of units, net	144,057	11,712
Units issued under distribution reinvestment plan	9,673	7,646
Distributions paid	(63,320)	(52,237)
Cash flow provided by (used in) financing activities	178,530	(24,392)
Increase (decrease) in cash and equivalents	66,988	(3,021)
Discontinued operations	–	(1,166)
Cash and equivalents, beginning of period	21,420	132,633
Cash and equivalents, end of period	$ 88,408	$ 128,446
Supplemental cash flow information		
Acquisition of properties through assumption of liabilities	$ 24,670	$ 34,491
Purchasers' assumption of liabilities on dispositions of properties	$ (14,676)	$ –
Interest paid	$ 45,197	$ 39,196
Cash equivalents, end of period	$ 57,487	$ 106,346

The accompanying notes are an integral part of the financial statements

(UNAUDITED – TABULAR AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

March 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust ("Declaration") to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Income property investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

The Canadian Institute of Chartered Accountants Accounting Guideline 15, Consolidation of Variable Interest Entities ("VIEs"), is effective for the Trust's fiscal year commencing January 1, 2005 and is applied on a retroactive basis without restatement to prior periods. The standard considers a VIE to be an entity which does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. Once a VIE has been identified, the standard requires the primary beneficiary of the VIE to consolidate the entity in its financial statements. The primary beneficiary of a VIE, as defined by the standard, is generally the party that is exposed to a majority of the VIE's expected losses or entitled to a majority of the VIE's residual returns, or both. At January 1, 2005 the Trust was not required to make any retroactive adjustments to prior periods for VIEs as the Trust determined that the effect of the VIE standard did not have a material impact on the Trust's financial position or results of operations.

(c) Real estate investments

(i) Income properties

Income properties are carried at cost less accumulated amortization (Note 1 (c) (iii)). The cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between contractual and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs.

The cost of income properties also includes the value of the differential between stated and market interest rates on any long term liabilities assumed at acquisition.

The Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives of between 29 and 40 years.

Deferred tangible leasing costs are comprised of: (i) deferred tangible leasing costs identified as a component of income properties (whether acquired or developed by the Trust); and (ii) tenant installation costs for income properties, including applicable internal leasing costs. Deferred tangible leasing costs are amortized on a straight-line basis over the term of the respective lease.

(ii) Properties under development

Properties under development are stated at cost (Note 1 (c) (iii)). Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses.

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Impairment of long lived assets

The impairment of an asset is recognized when the carrying value of the asset exceeds the total undiscounted future cash flows expected from the use and eventual disposal of the asset. The impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value.

(iv) Properties held for resale

Properties held for resale are properties acquired for which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. RioCan expects to earn a return on such assets through a combination of property operating income earned during the short term holding period and sales proceeds. Properties held for resale are stated at the lesser of cost and net realizable value. No building amortization is recorded on these assets.

(d) Debt financing costs

Costs of debt financing and the value of the differential between stated and market interest rates related to long term liabilities assumed at acquisition of an income property are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future outstanding debt without an exchange of the underlying principal amount. The difference paid or received on such transactions is recorded as an adjustment to the related interest cost.

(e) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair value. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable and other assets. The impact of the straight-line rental adjustment increased net rental revenue by approximately $2,554,000 for the three month period ended March 31, 2005 and by $2,550,000 for the comparative period of 2004.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(f) Unit based compensation plans

The Trust has unit based compensation plans which are described in Note 9.

The Trust accounts for unit based compensation using the fair value method, under which compensation expense is measured at the grant date and recognized over the vesting period.

Compensation expense associated with the granting of unit options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 12.8% on the underlying units, a weighted average exercise price of $14.02, a weighted average cumulative distribution yield of approximately 8.2% and a weighted average risk free interest rate of approximately 5%.

2. INCOME PROPERTIES

March 31, 2005	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 817,090	$ –	$ 817,090
Buildings	2,942,051	(176,857)	2,765,194
Deferred tangible leasing costs	99,465	(26,472)	72,993
Deferred intangible leasing costs	61,249	(7,108)	54,141
Properties held for resale (ii)	80,720	–	80,720
Equity investments in income properties	14,770	–	14,770
	$ 4,015,345	$ (210,437)	$ 3,804,908

December 31, 2004	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 782,977	$ –	$ 782,977
Buildings	2,864,157	(157,384)	2,706,773
Deferred tangible leasing costs	89,412	(25,004)	64,408
Deferred intangible leasing costs	46,786	(4,526)	42,260
Properties held for resale	87,542	–	87,542
Equity investments in income properties	15,531	–	15,531
	$ 3,886,405	$ (186,914)	$ 3,699,491

(i) Land and buildings include income properties under capital lease for which the Trust has exercised its options to purchase in 2013. At March 31, 2005 and December 31, 2004, the components are as follows: land – $7,473,000; buildings – $26,540,000; deferred tangible leasing costs – $1,979,000; deferred intangible leasing costs – $3,860,000; accumulated amortization – $2,905,000 (December 31, 2004 – $2,296,000); and included in mortgages payable are obligations under capital lease of $10,387,000 (December 31, 2004 – $10,406,000) (maturing in 2013, encompassing annual minimum lease payments of approximately $750,000 for each of the next five years at an imputed interest rate of 6.54% per annum).

(ii) During the three month period ended March 31, 2005 the Trust disposed of interests in properties held for resale resulting in a gain of $9,770,000, being comprised of net proceeds of $18,173,000 and a carrying amount of $8,403,000.

(iii) In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the same co-owner's interests in three income properties. At completion of the transaction the Trust had no ongoing involvement in, and had no further rights to continuing cash flows from, these properties resulting in their reclassification to discontinued operations. Summarized financial information relating to these properties is as follows:

Three months ended March 31, 2004		
Revenue	$	1,982
Operating costs		(807)
Interest expense		(591)
Amortization		(327)
Net earnings	$	257

3. AMORTIZATION

Three months ended March 31		2005		2004
Buildings	$	20,486	$	18,782
Deferred tangible leasing costs		4,324		2,076
Deferred intangible leasing costs		3,074		368
	$	27,884	$	21,226

4. RECEIVABLES AND OTHER ASSETS

		March 31, 2005		December 31, 2004
Prepaid operating expenses and property taxes	$	25,485	$	19,723
Deferred rents receivable		13,083		10,573
Unamortized debt financing costs		12,762		8,589
Contractual rents and other receivables		10,839		5,606
Investments at cost		7,175		7,033
Other assets		6,564		1,747
Capital assets (net of accumulated amortization of $5,130)		4,668		4,875
	$	80,576	$	58,146

5. MORTGAGES PAYABLE

At March 31, 2005 mortgages payable bear interest at rates ranging between 3.91% and 11.88% per annum with a weighted average quarter end rate of 7.03% (December 31, 2004 – 7.02%) and mature between 2005 and 2034. Future repayments are due as follows:

Year ending December 31, 2005	$ 100,120
2006	148,980
2007	242,714
2008	201,153
2009	229,619
Thereafter	802,388
	$ 1,724,974

At March 31, 2005 the Trust had revolving lines of credit totalling $63,500,000 with major Canadian financial institutions, against which $14,242,000 of letters of credit (December 31, 2004 – $11,652,000) and $Nil (December 31, 2004 – $37,563,000) in cash advances were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

6. DEBENTURES PAYABLE

	March 31, 2005	December 31, 2004
Series A senior unsecured, maturity of October 31, 2007, bearing interest at 7.07% per annum, payable semi-annually (i)	$ –	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, bearing interest at 6.75% per annum, payable semi-annually (ii)	50,000	50,000
Series C senior unsecured, maturity of January 18, 2006, bearing interest at 7.20% per annum, payable semi-annually (iii)	–	125,000
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	110,000	110,000
Series E senior unsecured debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually	110,000	–
Series F senior unsecured debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually	200,000	–
Series G senior unsecured debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually	150,000	–
RealFund Series A senior unsecured, maturity of August 1, 2007, bearing interest at 7.05% per annum, payable semi-annually (iv)	–	150,000
	$ 620,000	$ 448,693

(i) On March 11, 2005 the Trust redeemed the Series A debentures payable at a redemption price of $109.809 per $100 principal amount for cash consideration of $15,036,000.

(ii) On April 25, 2005 the Trust repaid the $50,000,000 Series B debentures payable at their maturity.

(iii) On March 11, 2005 the Trust redeemed the Series C debentures payable at a redemption price $103.797 per $100 principal amount for cash consideration of $129,746,000.

(iv) On March 31, 2005 the Trust redeemed the Realfund Series A debentures payable at a redemption price of $108.423 per $100 principal amount for cash consideration of $162,635,000.

(v) RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). The completion of the debenture redemption transactions, coupled with the repayment on maturity of the April 25, 2005 Series B debentures, resulted in eliminating covenant patterns of the Series A, B, C and Realfund A debentures, which could have the effect of limiting the Trust to a 55% leverage limit. These debenture redemption transactions do not typify RioCan's normal business activities and are not expected to reoccur on a regular basis. The Trust incurred costs of $20,486,000 related to the early extinguishment of its debentures payable.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2005	December 31, 2004
Operating expenses	$ 45,039	$ 40,260
Tenant installation and capital expenditures	40,958	42,031
Distributions payable to unitholders	20,266	22,950
Differential between stated and market interest rates on long term liabilities assumed at acquisition of income properties	18,019	16,453
Accrued interest	14,740	21,783
Deferred income	8,507	8,120
Unfunded employee future pension benefits (Note 10)	1,200	1,121
	$ 148,729	$ 152,718

8. UNITHOLDERS' EQUITY

Three months ended March 31	2005		2004	
	Units	$	Units	$
Units outstanding, beginning of period	183,604	$ 1,702,820	178,050	$ 1,635,348
Units issued:				
Publicly	8,250	143,963	–	–
Employee unit option plan	618	6,163	1,221	11,720
Distribution reinvestment and direct purchase plans	540	9,687	491	7,659
Unit issue costs	–	(6,082)	–	(21)
Units outstanding, end of period	193,012	$ 1,856,551	179,762	$ 1,654,706

9. UNIT BASED COMPENSATION PLANS

(i) Incentive unit option plan

The Trust's incentive unit option plan for its employees ("the plan") provides for option grants to a maximum of 14,000,000 units. At March 31, 2005, 2,817,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 25% per annum commencing on the first anniversary after the date of the grant, being fully vested after four years.

A summary of the status of the plan as at March 31, 2005 and 2004, and changes during the three months then ended on those dates are as follows:

	2005			2004		
Options	Units		Weighted Average Exercise Price	Units		Weighted Average Exercise Price
Outstanding, beginning of period	4,708	$	12.57	4,909	$	11.22
Granted	425	$	17.75	400	$	15.20
Exercised	(618)	$	9.97	(1,221)	$	9.60
Outstanding, end of period	4,515	$	13.42	4,088	$	12.09
Options exercisable at end of period	1,951	$	12.03	1,994	$	11.07
Weighted average fair value per unit of options granted during the period		$	1.44		$	0.74

(ii) Trustees' restricted equity unit ("REU") plan

The REU plan provides for an allotment of REUs to each non-employee trustee ("member"). The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units. Members are also entitled to be credited with REUs for distributions paid in respect of units of the Trust based on the average market price of the units. REUs vest three years from the date of issue and are settled by a cash payment equal to the number of vested REUs credited to the member based on the average market price of Trust units at the settlement date. At March 31, 2005 accounts payable and accrued liabilities include accrued REU unit based compensation of $126,000.

10. EMPLOYEE FUTURE BENEFITS

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $94,000 for the three months ended March 31, 2005 (2004 – $84,000). The defined benefit pension plans benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the three months ended March 31, 2005 is as follows: ending balance of fair value of plan assets – $368,000 (December 31, 2004 – $317,000); ending balance of accrued benefit liability – $1,200,000 (December 31, 2004 – $1,121,000); and benefit expense – $115,000 (three months ended March 31, 2004 – $105,000).

11. CAPITALIZATION OF CARRYING COSTS

Three months ended March 31		2005		2004
Interest				
Interest expense	$	38,154	$	35,925
Capitalized to real estate investments		(2,383)		(1,882)
Net interest expense	$	35,771	$	34,043
General and administrative				
General and administrative expense	$	5,282	$	4,005
Capitalized to real estate investments		(581)		(543)
Net general and administrative expense	$	4,701	$	3,462

12. INVESTMENT IN CO-OWNERSHIPS

Summarized financial information relating to the Trust's share of continuing operations co-ownership activities is summarized as follows:

	March 31, 2005	December 31, 2004
Assets	$ 879,723	$ 853,095
Liabilities	563,854	548,864

Three months ended March 31	2005	2004
Revenue	$ 31,490	$ 29,407
Net earnings	7,422	6,914

Guarantees and contingencies (Note 14 (a))

13. SEGMENTED DISCLOSURES

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

14. COMMITMENTS

(a) Guarantees

The Trust has provided guarantees on behalf of third parties, primarily to certain partners and co-owners for their share of mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At March 31, 2005 such guarantees amounted to $386,000,000 and expire between 2005 and 2034. No amount has been provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

(b) Future purchases of income properties

The Trust has entered into an agreement to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions will be completed in stages as leasable area is completed and occupied by tenants. The purchase prices will be determined by valuing completed and tenant occupied areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. The purchase prices related to this obligation for the years ending December 31 are estimated as follows: 2005 – $80,000,000; and 2006 – $144,000,000.

Document 22

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three months ended March 31, 2005 and 2004. Our discussion and analysis should be read in conjunction with our consolidated financial statements and our MD&A including the section on "Risks and Uncertainties" for the two years ended December 31, 2004 and 2003. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Certain information presented in this MD&A contains forward-looking statements based on our estimates and assumptions that are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization.

At March 31, 2005: (i) we had ownership interests in a portfolio of 188 shopping centres comprising 30.2 million square feet with a portfolio occupancy rate of 96.2%; (ii) 81% of our annualized gross rental revenue was derived from, and 80.7% of our space was leased to, national and anchor tenants; (iii) no individual tenant comprised more than 4.8% of the portfolio's annualized gross rental revenue; (iv) over 47.2% of annualized gross rental revenue was derived from our 25 largest tenants; (v) 11.7% of our annualized gross rental revenue came from national and regional grocery supermarket chains; and (vi) we had approximately 5,200 individual tenancies. The International Council of Shopping Centers ranked RioCan the fifteenth largest owner of shopping centres in North America as measured by our gross leasable area at August 31, 2004.

Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, we have a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles ("GAAP").

VISION AND BUSINESS STRATEGY

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. The specific retail areas in which we invest are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed centres and dominant regional enclosed malls are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, necessity-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component. We have in-house professionals possessing all real estate related functional capabilities to assist us in achieving our business plans.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing distributable income ("recurring distributable income" or "RDI", a non-GAAP measure). Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities by pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this

strategy include: RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that acquires income properties for purposes of redevelopment or repositioning with the intention of resale; and properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program). These programs are further discussed under our Asset Profile.

RioCan's above stated purpose means that the key measures by which management evaluates its success in the achievement of its objectives are: (i) the growth in RDI; and (ii) the growth and stability of cash distributions to unitholders. A review of these key measures is found in our discussion under Financial Liquidity and Capital Commitments.

OUTLOOK

Our 2005 objectives are as follows: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth prospects of the resulting cash flows; and (ii) achieve growth in RDI per unit. These objectives are premised on the following conditions and assumptions: (i) the general economy will remain stable; (ii) interest rates will be relatively stable; (iii) acquisition capitalization rates will remain stable; (iv) competition for acquisitions of shopping centres will remain intense; and (v) equity and debt markets will readily provide access to capital.

Initiatives undertaken by RioCan to achieve these objectives include: (i) continuing focus on land use intensification at our existing properties; (ii) new format retail development projects undertaken both with and without partners; (iii) continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities; and (iv) exploring alternatives to further reduce RioCan's cost of capital.

During the first three months of 2005 we have: (i) commenced new land use intensification and new format retail developments projects (see Asset Profile); (ii) redeemed certain series of our senior unsecured debentures payable ("debentures"), which redemptions resulted in a reduction in our aggregated weighted average interest rate to 6.3% at March 31, 2005 from 6.75% at December 31, 2004 and in an effective increase in our maximum total debt levels up to 60% of aggregate assets from 55% (see Capital Structure and Liquidity); and (iii) continued to pursue strategic alliances with partners for both core investment opportunities and non-core investment value-added activities.

The achievement of our objectives is dependent on successful mitigation of business risks which is discussed in our MD&A including the section on "Risks and Uncertainties" for the two years ended December 31, 2004 and 2003. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

SIGNIFICANT ACCOUNTING POLICIES

Our unaudited interim consolidated financial statements for the three months ended March 31, 2005 and 2004 include a detailed description of our accounting policies in Note 1 to these financial statements. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Refer to our MD&A for the two years ended December 31, 2004 and 2003 for a discussion of our significant accounting policies most affected by estimates and judgments used in the preparation of our financial statements, being our accounting policies for building amortization, impairment of real estate investments, guarantees, and the fair value. We have determined that at March 31, 2005 there is no change to our assessment of our significant accounting policies most affected by estimates and judgments as detailed in our MD&A for the two years ended December 31, 2004 and 2003.

ASSET PROFILE

Income properties

Income properties were $3.8 billion at March 31, 2005 as compared to $3.7 billion at December 31, 2004. The consolidated net carrying value of RioCan's owned interest at March 31, 2005 in 30.2 million (December 31, 2004 – 29.7 million) square feet of gross leasable area is approximately $126 (December 31, 2004 – $124) per square foot.

Our income properties are comprised of five distinct components, being: (i) long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); (ii) income properties held for sale and discontinued operations (arising from disposals of long-lived income properties); (iii) properties held for resale (properties for which there is no intention of their being used on a long term basis and are intended to be sold in the

ordinary course of business); (iv) real estate investments accounted for using the equity method ("equity-accounted for investments"); and (v) deferred tangible and intangible leasing costs. Each of the components of income properties is discussed below.

For the three months ended March 31, 2005 the change in our land, buildings and tangible and intangible leasing costs identified at acquisition is primarily attributable to our acquisition of interests in income properties aggregating 625,000 square feet for $132 million, of which $16.9 million was financed through the assumption of related mortgage debt. During the first quarter of 2004 we: (i) completed acquisitions of interests in 477,000 square feet for $77.3 million of which $34.5 million was financed through the assumption of related mortgage debt; and (ii) disposed of an interest in an income property to a tenant which had a net carrying amount of $8.7 million and generated proceeds of $8.7 million.

None of the acquisitions completed during the first quarter of 2005 were acquisitions of interests on account of our 50% co-tenancy with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. At March 31, 2005 this co-tenancy ("RioKim") was comprised of interests in income properties aggregating approximately 7.6 million square feet. In certain transactions RioCan provides guarantees on behalf of third parties, primarily on behalf of partners and co-owners for their shares of mortgages payable. At March 31, 2005 RioCan, on behalf of Kimco, provided $228.4 million of guarantees on mortgages payable for properties held in RioKim, for which we receive guarantee fees. Our strategic alliance with Kimco originally provided that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. We continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned in RioKim.

On October 6, 2004 we announced that RioCan and the Canada Pension Plan Investment Board ("CPPIB") have formed a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB. This joint venture has not completed or committed to any asset acquisitions.

Effective for disposals initiated on or after May 1, 2003 we are required to reclassify a planned disposition of a long-lived income property for which we will receive no continuing cash flows or have no ongoing involvement as discontinued operations. Alternatively, a planned disposition of a long-lived income property for which we will continue to receive cash flows or have an ongoing involvement would require classification as income properties held for sale. Subsequent to reclassification we no longer record amortization on these income properties.

We did not reclassify any long-lived income properties during the first quarter of 2005. During the first quarter of 2004 we transferred $66.4 million of long-lived income properties to discontinued operations. In March 2004 the Trust entered into an agreement, which was completed in May 2004, to restructure certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to our co-owner with a net carrying amount of $63 million for gross proceeds of $66.4 million (including $33.6 million of mortgage debt that was assumed by our co-owner), resulting in a gain of $3.2 million in the second quarter of 2004; (ii) our acquisition from the same co-owner of its interests in three income properties for $15.1 million; and (iii) the repayment of mortgages receivable principal and accrued interest from the same co-owner of $12.4 million.

We have a 15% equity interest ($12.9 million at March 31, 2005) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which our share is up to $30 million), plus third-party debt. At March 31, 2005 RRVLP owned shopping centres aggregating 2.1 million square feet with a total book value of $166.4 million. Commencing with the earlier of: (i) the expiration of a three year investment period; or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for up to a further four years. It is the intention of the partners to then monetize any

unrealized gains, unless otherwise agreed to by them. TIAA-CREF is a major U.S. pension fund, with over US$307 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $33 billion in net investment assets. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

Equity-accounted for investments decreased to $14.8 million at March 31, 2005 from $15.5 million at December 31, 2004. RRVLP did not acquire or dispose of any properties during the first three months of 2005.

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. Properties held for resale are properties acquired for which we have no intention of their being used on a long term basis and plan to dispose of such properties in the ordinary course of business. We expect to earn a return on these assets through a combination of property operating income earned during the short holding period and sales proceeds. No building amortization is recorded on properties held for resale.

During the first three months of 2005 we disposed of interests in two properties held for resale with carrying amounts of $8.4 million for net proceeds of $18.2 million (including $9.7 million of mortgage debt that was assumed by a purchaser and $5 million in vendor take-back mortgages receivable) resulting in gains on properties held for resale of $9.8 million. Additionally, we incurred expenditures of $1.9 million during the quarter on a property being developed for resale. During the first quarter of 2004, we segregated $87.8 million of those properties owned by us that met the properties held for resale criteria and reported them separately.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with our internal leasing professionals. The costs associated with our internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $4.1 million for the three months ended March 31, 2005 compared to $2.4 million for the same period of 2004. We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

Capital expenditures on income properties and properties under development

As a normal part of our business, we expand and redevelop existing shopping centres allowing us to create additional value from what we already own. We also have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting investments in (assets supported by) non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-tenancy basis or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is not to acquire or fund expenditures for undeveloped land unless it is zoned and generally an acceptable level of space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to phased construction, keyed to leasing levels.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

Properties under development were $182.3 million at March 31, 2005 as compared to $130.6 million at December 31, 2004. During the three months ended March 31, 2005 cash outlays were: (i) $14.0 million on expansion opportunities and development related expenditures as compared to $22.3 million for the comparable period in 2004; and (ii) $27.5 million on new format retail development projects, exclusive of $7.8 million which was financed through the assumption of related construction debt. These overall increases are consistent with our focus on land use intensification at our existing properties and new format retail development projects. The balance of the change for both periods of 2005 and 2004 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) from (to) properties under (re)development.

In the making of investment decisions, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price. During the first quarter of 2005, $1.5 million was invested in capital expenditures on income properties which, when taken together with $41.5 million

expended on properties under development, resulted in a total cash outflow during 2005 of $43 million for these capital expenditures. During the comparative period in 2004, $0.9 million was invested in capital expenditures on income properties which, when taken together with $22.3 million expended on properties under development, resulted in a total cash outflow of $23.2 million for these capital expenditures.

Mortgages receivable

As discussed above, as part of our development program we make loan advances to our partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions may be structured as: (i) co-ownership interests; or (ii) participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%).

Our mortgages and loans receivable decreased to $37.6 million at March 31, 2005 from $42.6 million at December 31, 2004. At March 31, 2005 the components were as follows: (i) mortgages and loans receivable from co-owners – $7.4 million (December 2004 – $3.2 million); (ii) participating mortgages and loans receivable – $8.3 million (December 2004 – $17.3 million); and (iii) other mortgages and loans receivable – $21.9 million (December 2004 – $22.1 million).

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 15% with a weighted average quarter end rate of 9.4%. The mortgages and loans receivable from co-owners mature between 2005 and 2011. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Participating mortgages and loans receivable bear interest at rates ranging from 10% to 11% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). We have options to purchase (and the borrowers have options to require us to purchase) an interest (generally between 33 1/3% and 50%) in the properties. These participating mortgages and loans will be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties, subject to a fifteen year maximum term.

Other mortgages and loans receivable bear interest at rates varying from 5% to 12% per annum with a weighted average quarter end rate of 8.22%. Future repayments are due as follows: 2005 – $11.9 million; 2006 – $2.3 million; 2007 – $5.4 million; and 2010 – $2.3 million.

Advances on mortgages and loans receivable during the three months ended March 31, 2005 totaled $5.2 million as compared to $7.1 million for the comparable period in 2004. Principal repayments of such amounts totaled $4.5 million during the first quarter of 2005 compared against $10.2 million in first three months of 2004. Of the first quarter 2005 repayments, approximately $3.6 million of principal was repaid by borrowers with the proceeds of our acquisitions of the borrowers' interests in certain properties that we had financed through participating and co-owners mortgage loans as compared against $10 million for the corresponding period in 2004. Other repayments during 2005 and 2004 included cash flows generated from operating and capital transactions relating to the underlying properties.

Other operating items

Receivables and other assets increased to $80.6 million at March 31, 2005 from $58.1 million at December 31, 2004. This increase is largely attributable to: (i) an increase in prepaid property taxes resulting from the timing of installment payments; (ii) an increase in deferred debt financing costs relating to the issue of Series E, F and G debentures payable; (iii) an increase in contractual rents primarily related to property tax installment billings to major tenants and an amount receivable from a co-owner; and (iv) an increase in other assets relating to deposits on acquisitions expected to close in the second quarter of 2005.

Accounts payable and accrued liabilities decreased to $148.7 million at March 31, 2005 from $152.7 million at December 31, 2004. This decrease is mainly due to: (i) a decrease in accrued debenture interest resulting from the redemption of the Series A, C and Realfund A debentures payable; (ii) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures; (iii) a decrease in distributions payable to unitholders resulting primarily from the special distribution of $0.02 per unit payable to unitholders of record on December 31, 2004; partially offset by (iv) an increase in accrued property operating costs relating to property taxes; and (v) an increase in the differential between stated and market interest rates on long term debt assumed at the acquisition of income properties.

Changes in other non-cash operating items (i.e. working capital) used $14.4 million of cash during the first three months of 2005 compared to $6.9 million for the comparative period in the prior year. The increased cash outflows during the first quarter of 2005 are attributable to, amongst other items: (i) an increase in property tax payments resulting from the change in timing of installments; (ii) a decrease in the collection of accrued interest receivable resulting from

the decrease in repayments of mortgage receivable principal; and (iii) decreased collections of tenant property tax and common area resulting from the timing of the final billings.

CAPITAL STRUCTURE AND LIQUIDITY

Debt

Standard & Poor's ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). At both March 31, 2005 and 2004: (i) S&P provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's debentures; and (ii) DBRS provided the Trust with a credit rating of BBB (stable) relating to RioCan's debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both agencies.

At March 31, 2005 our aggregate indebtedness was $2.34 billion as compared to $2.21 billion at December 31, 2004. At March 31, 2005 the composition of our aggregate indebtedness was as follows: (i) mortgages payable of $1.72 billion; and (ii) debentures payable of $620 million.

At March 31, 2005 we had five series of debentures outstanding totaling $620 million as compared to debentures outstanding totaling $448.7 million at December 31, 2004.

At December 31, 2004 RioCan's Series A, B, C and Realfund A debentures had a covenant pattern that effectively limited our indebtedness to 55% of aggregate assets. As our Declaration provides for maximum total debt levels up to 60% of aggregate assets, in the first quarter of 2005 we redeemed the following series of debentures for purposes of eliminating this leverage limiting covenant pattern: (i) on March 11, 2005, we redeemed the following debentures: (a) $13.7 million Series A at a redemption price of $109.809 per $100 principal amount for cash consideration of $15 million; and (b) $125 million Series C at a redemption price $103.797 per $100 principal amount for cash consideration of $129.7 million; and (ii) on March 31, 2005, we redeemed the $150 million Realfund Series A at a redemption price of $108.423 per $100 principal amount for cash consideration of $162.6 million. On April 25, 2005 we repaid our $50 million Series B debentures at their maturity.

The completion of these debenture redemption transactions in the first quarter of 2005, coupled with the repayment on maturity of our April 25, 2005 Series B debentures, has resulted in our being able to take advantage of our leverage limit of 60% of aggregate assets, which is what our unitholders approved in 2001 and is consistent with the covenant pattern on our Series D through G debentures. An increase of our leverage limit to 60% at March 31, 2005 would have allowed us to incur additional indebtedness of $702.4 million.

These debenture redemption transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million, which costs are comprised of: (i) redemption premiums of $18.7 million; (ii) transaction costs of $100,000; and (iii) write-offs of unamortized debt financing costs of $1.7 million. The redemption premiums can be viewed to consist primarily of the "prepayment" of the differential between the contractual and current market interest rates, with the result that a substantial majority of such costs will be offset by reduced interest expense in the next few years. These redemption costs were incurred to enable RioCan to increase its leverage and are not expected to reoccur and do not typify RioCan's normal business activities. GAAP defines such infrequent transactions not incurred in normal business activities as an unusual item.

RioCan's Declaration does not provide specific guidance for transaction costs resulting from the early extinguishment of our debentures. However, the Declaration provides us with the discretion to determine and approve additional non-specified adjustments to the computation of RDI, as the Board of Trustees deems appropriate. Our Trustees have determined that it is appropriate to exclude the costs of early extinguishment of these debentures payable from RDI as such costs are not representative of RioCan's: (i) ability to earn and distribute cash returns to unitholders; or (ii) ongoing operating performance. Exclusion of the costs of early extinguishment of debentures payable from RDI is also similar to prior year RDI exclusions of other atypical expenditures made by RioCan, specifically those relating to our internalization of the asset and property management functions.

During the three months ended March 31, 2005 we completed the following debenture issue transactions: (i) on January 4, 2005 we issued $110 million Series E senior unsecured debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually; (ii) on March 8, 2005 we issued $200 million Series F senior unse-

cured debentures, maturing March 8, 2011, bearing interest at 4.91% per annum, payable semi-annually; and (iii) on March 11, 2005 we issued $150 million Series G senior unsecured debentures, maturing March 11, 2013, bearing interest at 5.23% per annum, payable semi-annually.

These debenture refinancing initiatives have: (i) enabled RioCan to lock in long term financing at lower interest rates and reduced our refinancing requirements through to 2008; and (ii) provided us with the ability to finance future acquisitions with lower cost debt capital, enabling us to be more competitively positioned in a competitive acquisition market.

The change in our mortgages payable during the three months ended March 31, 2005 resulted primarily from: (i) new secured debt borrowings of $14.1 million; (ii) $24.7 million of mortgage financing assumed on the acquisition of income properties and new format retail development projects; and (iii) mortgage debt repayments of $79.5 million (including $10.8 million in scheduled amortizations and $9.7 million of mortgage debt assumption relating to the disposition of a property held for resale). During the first quarter of 2004: (i) we received proceeds of $31.6 million from new mortgage debt borrowings; (ii) $34.5 million of mortgage financing was assumed on the acquisition of income properties; and (iii) we repaid mortgage debt of $23.2 million (including $10.4 million through scheduled amortizations).

The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs and higher loan-to-values than would otherwise be obtained. On a combined basis, our mortgages and debentures payable bear a March 31, 2005 quarter end weighted average contractual interest rate of 6.5% with a weighted average term to maturity of 5.6 years, and have repayments for the next five years ending December 31 as follows: 2005 – $150.1 million of which $35 million relates to scheduled amortizations and $50 million relates to debentures; 2006 – $149 million of which $45.9 million relates to scheduled amortizations; 2007 – $242.7 million of which $45.1 million relates to scheduled amortizations; 2008 – $311.2 million of which $40.6 million relates to scheduled amortizations and $110 million relates to debentures; and 2009 – $339.6 million of which $38 million relates to scheduled amortizations and $110 million relates to debentures.

Included in 2005 maturities are: (i) $35 million of scheduled amortizations; (ii) $50 million of debentures that were repaid April 25, 2005; and (iii) $65.1 million of mortgage debt maturing in 2005. We expect that all maturities will be refinanced or repaid in the normal course.

At March 31, 2005 we have revolving lines of credit in place totaling $63.5 million with major Canadian financial institutions, against which $14.2 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

The interest rates on our mortgages payable range from 3.91% to 11.88% per annum with a March 31, 2005 quarter end weighted average contractual interest rate of 7.03%. The cost of income properties includes the differential between contractual and market interest rates on long term debt assumed by us at the acquisition of our income properties. Calculated on this basis, we have a March 31, 2005 quarter end weighted average interest rate of 6.77% on our mortgage indebtedness.

Off balance sheet assets and liabilities and guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on our earnings or RDI; however, our interest in the underlying investments would have resulted in increases in both real estate investments and long term debt of $29.6 million. Furthermore, our indebtedness would have increased to 53.9% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily to certain RioCan partners and co-owners for their share of mortgages payable. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At March 31, 2005 such guarantees amounted to $386 million and expire between 2005 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any losses on such guarantees in our consolidated financial statements.

Equity

Unit issue net proceeds for the three months ended March 31, 2005 were $153.7 million as compared to $19.4 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) January 2005 issue of 8.3 million units for net proceeds of $137.9 million; (ii) 618,000 units were issued under our

employee unit option plan versus 1.2 million units in the corresponding period for 2004; and (iii) 540,000 units were issued under the distribution reinvestment plan and direct purchase plan versus 491,000 units for the comparative period of 2004.

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting unit based compensation is to encourage plan members to acquire an ownership interest in us over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. At our Annual and Special meeting of Unitholders to be held on May 11, 2005 we are requesting our unitholders to authorize an amendment to our employee unit option plan to increase the number of units reserved for issuance under the plan by 5,200,000, providing for a further 8,017,000 units which could be granted under the plan.

Additionally, we have a Restricted Equity Unit ("REU") plan which provides for an allotment of REUs to each non-employee trustee. The value of the REUs allotted appreciate or depreciate with increases or decreases in the market price of the Trust's units.

During the first quarter of 2005 we granted 425,000 (2004 – 400,000) unit options under the unit option plan and at March 31, 2005 accounts payable and accrued liabilities included accrued REU unit based compensation of $126,000.

RioCan may have transactions in the normal course with entities whose directors or trustees are also our trustees and/or management. Any such transactions are in the normal course of operations and are measured at market based exchange amounts.

Financial liquidity and capital commitments

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at both March 31, 2005 and 2004 was SR-2. This rating category reflects a low variability and strong sustainability of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At both March 31, 2005 and 2004 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

During the three months ended March 31, 2005 distributions to our unitholders increased by 15.6% to $60.6 million compared to $52.4 million during the same period in 2004. Of the distributions we made to our unitholders during the first quarter of 2005 $9.7 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $7.6 million for the first quarter of 2004.

For the first three months of 2005 our monthly distributions to our unitholders was $0.1050 per unit compared to $0.0975 per unit for the corresponding period of 2004. During the three month period ended March 31, 2005 distributions per unit to our unitholders increased by 7.7% to $0.315 per unit as compared to $0.2925 per unit for the comparative period in 2004.

Currently, our Declaration requires us to distribute to our unitholders at least 90% of our annual RDI per unit with the balance being retained by us for use in our operations. At our Annual and Special meeting of Unitholders to be held on May 11, 2005 we are requesting our unitholders to authorize an amendment to the Declaration to provide our Trustees with the authority to permit us to retain up to 20% (distributing to unitholders at least 80%) of annual RDI per unit. We believe that this discretion is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations, and fund ongoing capital requirements and future growth. While this amendment will permit us to retain more of our RDI, we do not intend to reduce our distributions to unitholders but rather will reduce the payout ratio over time by retaining a greater proportion of the growth in our RDI.

RDI is a measure of RioCan's ability to earn and distribute cash returns to unitholders and is intended to be a measure that is representative of RioCan's operating performance. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and, accordingly, RDI as we report may not be comparable to other issuers.

RioCan's RDI is based on consolidated net earnings adjusted for: (i) non-cash items (such as building and leasing cost amortization, straight-line and market rent differentials and impairment provisions); (ii) items not representative of operating performance (such as gains (losses) on disposal of long-lived income properties); and (iii) any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

As previously discussed under Debt, RioCan's Declaration does not provide specific guidance for transaction costs resulting from the early extinguishment of debentures and our Trustees have determined that our exclusion of these early extinguishment costs from RDI is appropriate in that such costs are not representative of: (i) RioCan's ability to earn and distribute cash returns to unitholders; nor (ii) its ongoing operating performance.

Our RDI for the three months ended March 31, 2005 and 2004 is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)		2005		2004
Net earnings	$	21,587	$	38,494
Amortization of tangible capital assets		20,878		19,420
Amortization of deferred tangible leasing costs		4,324		2,076
Amortization of deferred intangible leasing costs		3,074		368
Impact of accounting for minimum rental revenue on a straight-line basis		(1,929)		(1,750)
Unit based compensation expense		378		135
Amortization of the differential between contractual and market rents		111		(23)
Costs of early extinguishment of debenture payables		20,486		–
Recurring distributable income		68,909		58,720
Retention of recurring distributable income		(8,273)		(6,316)
Distributions to unitholders	$	60,636	$	52,404
Per unit				
Recurring distributable income	$	0.358	$	0.328
Retention of recurring distributable income		(0.043)		(0.035)
Distributions to unitholders	$	0.315	$	0.293

We ended the first quarter of 2005 with $88.4 million of cash and short term investments and over $49.3 million of available undrawn bank lines of credit. Our bank credit facilities are available to fund property acquisitions and (re)developments and to meet short term working capital requirements.

We anticipate that our cash flow from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and our ability to access equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations and execute our business plans.

RESULTS OF OPERATIONS

We reported net earnings of $21.6 million for first three months of 2005 as compared with net earnings of $38.5 million for the comparative period in 2004. The decrease in the first quarter 2005 net earnings as compared to the same period of 2004 resulted primarily from: (i) costs of early extinguishment of debentures payable of $20.5 million; (ii) an increase in amortization; partially offset by (iii) $9.8 million of gains on properties held for resale.

The specific components of net earnings for each respective period are discussed below.

Revenue

Rental revenue increased by 8.8% to $148 million for the three months ended March 31, 2005 from $136 million for the corresponding period in 2004. The increase resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first quarter of 2005.

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fee revenue was $2.8 million for the three months ended March 31, 2005 compared to $3.9 million for the same period of 2004.

Interest charged on mortgages and loans receivable and interest earned on cash balances was $2.3 million for the first three months of 2005, a decrease from $3 million for the comparable period in 2004. This decrease primarily arose as a result of the increase in repayments of mortgages receivable principal during 2004.

Expenses

Our operating costs increased 14% to $52.5 million for the first three months of 2005 from $46 million for the comparative period during 2004. Included in operating costs are property taxes of $30.3 million which increased by 9% from $27.8 million during the same period in 2004. These increases resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first quarter of 2005.

Our total interest expense increased by 6.2% to $38.2 million during the first quarter of 2005 from $35.9 million during the same period of 2004. The increase resulted primarily from the increase in debentures payable. This increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the repayment of debt related to a property sold during the period. Amounts capitalized to real estate investments during the first three months of 2005 were $2.4 million, representing 6.2% of interest expense compared to $1.9 million or 5.2% for comparative period of 2004. The change in capitalized interest is commensurate with our increased focus on land use intensification and new format retail development.

General and administrative expense includes expenses for general Trust activities and real estate asset management functions. Expenses for recoverable property management and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 31.9% to $5.3 million during the first quarter of 2005 from $4 million for the same period of 2004. This increase in general and administrative expense mainly resulted from increases: (i) relating to staff levels and related costs; (ii) in unit based compensation expense; and (iii) in statutory compliance/governance related costs.

Amounts capitalized to real estate investments during the first three months of 2004 were $581,000 representing 11% of general and administrative expense as compared to $543,000 or 13.6% for the same period of 2004. To the extent that our general and administrative expense is related to real estate asset management functions such expenditures are not capitalized.

Deferred tangible leasing cost amortization is comprised of: (i) amortization related to expenditures for tenant installations, which was $2.7 million for the first quarter of 2005 as compared to $1.9 million during the same period of 2004; and (ii) amortization of acquired deferred tangible leasing costs that arise at the acquisition of our income properties, which was $1.7 million for the first quarter of 2005 as compared to $0.2 million for the comparative period of 2004. Deferred intangible leasing cost amortization was $3.1 million for the first quarter of 2005 as compared to $0.4 million during the same period of 2004.

Prior to September 12, 2003 the purchase price of an income producing property was allocated to land and building. For acquisitions initiated after September 12, 2003 GAAP requires a component of the purchase price to be allocated to tangible and intangible deferred leasing costs. As a result, a significant portion of the acquisition is now being amortized over the shorter lease term instead of the useful life of the building, resulting in an increase in this amortization. Amortization of deferred tangible and intangible leasing costs are not deducted in calculating RDI, therefore changes to such amortization has no impact on RDI.

Building amortization increased to $20.5 million for the first quarter of 2005 from $18.8 million for comparative period of 2004. The increase resulted primarily from the full period impact of net acquisitions and completed (re)developments of income properties during 2004 and the first quarter of 2005. Building amortization is not deducted in calculating RDI, therefore changes to such amortization has no impact on RDI.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. Effective January 1, 2005 the Real Property Association of Canada ("REALPAC", formerly the Canadian Institute of Public and Private Real Estate Companies) adopted the following revised definition of FFO: "Funds from operations means net income (computed in accordance with generally accepted accounting principles),

excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Adjustments for equity accounted for entities and joint ventures and non-controlling interest are calculated to reflect funds from operations on the same basis as the consolidated properties."

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

RioCan's method of calculating FFO is in accordance with REALPAC's recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO reported by other issuers. A reconciliation of GAAP net earnings for the three months ended March 31, 2005 and 2004 to FFO is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	2005	2004
Net earnings	$ 21,587	$ 38,494
Amortization of tangible capital assets	20,486	18,782
Amortization of deferred tangible leasing costs	4,324	2,076
Amortization of deferred intangible leasing costs	3,074	368
Discontinued operations	–	327
Funds from operations	$ 49,471	$ 60,047
Per unit		
Funds from operations per weighted average number of units outstanding	$ 0.26	$ 0.34

As previously discussed, debenture early repayment transactions required RioCan to recognize in net earnings the costs of early extinguishment of debentures payable of $20.5 million. Had these transaction been excluded, our FFO would have been $70 million ($0.36 per unit) for the three months ended March 31, 2005.

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

We continually monitor the Canadian Institute of Chartered Accountants ("CICA") recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA released section 3855, Financial Instruments – Recognition and Measurement, which standard is applicable to the Trust commencing January 1, 2007. This standard provides more comprehensive guidance on how to recognize financial instruments on the balance sheet, how to measure them, and how to account for gains and losses. The Trust is in the process of assessing the impact of this new standard on our consolidated financial statements and note disclosures.

RISKS AND UNCERTAINTIES

In our MD&A for the two years ended December 31, 2004 and 2003 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. We have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2004 and 2003.

Document 23

March 31, 2005

mspiro@goodmans.ca
cc: ccraig@riocan.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on March 31, 2005:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2004
- X Annual Financial Statement for the Fiscal Year Ended December 31, 2004

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

Pk\CM_Riocan

Document 24

Document 25

RIOCAN REAL ESTATE INVESTMENT TRUST

INSTRUCTIONS

This form of proxy is being provided to you for use in connection with the annual and special meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust ("**RioCan REIT**") to be held on May 11, 2005 at the Famous Players Paramount Theatre, 259 Richmond Avenue West, Toronto, Ontario at 4:00 p.m. (Toronto time).

Please date and sign this form of proxy and return it in the enclosed envelope addressed to Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502 so that it is received before the close of business (Toronto time) on Tuesday, May 10, 2005. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

PROXY

The undersigned unitholder of RioCan REIT hereby appoints EDWARD SONSHINE or, failing him, ROBERT WOLF (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following matters:

1. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the election of members of the board of trustees;

2. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the appointment of Soberman LLP as auditors of RioCan REIT and authorization of RioCan REIT's board of trustees to fix the auditors' remuneration;

3. **FOR** ☐ **or AGAINST** ☐ or, if no specification is made, **FOR** the proposed amendment to the Declaration of Trust; and

4. **FOR** ☐ **or AGAINST** ☐ or, if no specification is made, **FOR** the proposed amendments to RioCan REIT's Unit Option Plan.

DATED this ______ day of ______________________, 2005.

Signature of Unitholder ________________________________

NOTES:

(1) This proxy confers authority for the above-named to vote in his/her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof. If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in the above items on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case the specified instructions will be followed.

(2) This proxy should be completed, signed and dated by holders of units. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

(3) If you wish to appoint some other person (who need not be a unitholder) to represent you at the Meeting you may do so either by inserting such person's name in the blank space provided above when completing this proxy or by completing another form of proxy.

(4) Please see the management information circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of unitholders regarding completion and use of this proxy and other information pertaining to the Meeting.

Document 26

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON MAY 11, 2005

March 7, 2005

These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust (the "**Trust**") will be held at the Famous Players Paramount Theatre, 259 Richmond Avenue West, Toronto, Ontario on Wednesday, the 11th day of May, 2005 at the hour of 4:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Trust for the year ended December 31, 2004, together with the report of the auditors thereon;

2. **TO ELECT** members of the board of trustees of the Trust;

3. **TO APPOINT** auditors and authorize the board of trustees of the Trust to fix the remuneration of the auditors;

4. **TO CONSIDER** and, if thought advisable, to pass a resolution in the form set forth in Schedule "A" of the annexed information circular, authorizing the amendment of the Declaration of Trust to provide to the trustees of the Trust the authority to permit the Trust to retain, on a per unit basis, up to 20% of the amount of distributable income of the Trust (as determined in accordance with the provisions of the Declaration of Trust) from the distributions paid to unitholders;

5. **TO CONSIDER** and, if thought advisable, to pass resolutions in the form set forth in Schedule "B" of the annexed information circular, authorizing certain amendments to the Trust's Unit Option Plan; and

6. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A unitholder of the Trust wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on May 10, 2005 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. A form of proxy solicited by management of the Trust in respect of the Meeting is enclosed herewith. Unitholders of the Trust who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of units of the Trust of record at the close of business on March 28, 2005 (the "**Record Date**") will be entitled to vote at the Meeting, even though he or she has since that date disposed of his or her Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 7th day of March, 2005.

BY ORDER OF THE BOARD OF TRUSTEES of
RioCan Real Estate Investment Trust

PAUL GODFREY
Chairman

INDEX

RIOCAN REAL ESTATE INVESTMENT TRUST

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by management and the board of trustees of RioCan Real Estate Investment Trust (the "**Trust**") for use at the annual and special meeting (the "**Meeting**") of the unitholders of the Trust to be held at the Famous Players Paramount Theatre, 259 Richmond Avenue West, Toronto, Ontario, on Wednesday, the 11th day of May, 2005, at 4:00 p.m. (Toronto time) for the purposes set forth in the attached Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual trustees of the Trust ("**Trustees**") or by officers and/or other employees of the Trust. The cost of solicitation, if any, will be borne by the Trust. Except as otherwise stated, the information contained herein is given as of March 7, 2005.

Enclosed with this information circular and the attached Notice of Meeting is a copy of the 2004 Annual Report of the Trust and a form of proxy for use in connection with the Meeting. A copy of the Trust's current annual information form is available on the Internet site of SEDAR (the System for Electronic Document Analysis and Retrieval, that was established by the Canadian Securities Administrators) at www.sedar.com. In the alternative, a copy will be provided upon request to the Trust (at the Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2).

In addition to the technical description of the voting and proxy requirements and procedures described under the headings "Management Solicitation" and "Authorized Capital and Principal Holders Thereof", various common questions, and answers to such questions, on proxy voting are set out below under the heading "Questions and Answers on Proxy Voting".

Voting of Units Represented by Management Proxies

The form of proxy forwarded to unitholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. The form of proxy affords the unitholder an opportunity to specify that the units of the Trust ("**Units**") registered in his or her name are to be voted for or against or withheld from voting in respect of the election of Trustees, the appointment of auditors, the proposed amendment to the Trust's amended and restated declaration of trust ("**Declaration of Trust**") and the proposed amendments to the Trust's unit option plan ("**Unit Option Plan**").

On any ballot that may be called for, the Units represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of Trustees and the appointment of auditors, and will be voted for or against the proposed amendment to the Trust's Declaration of Trust and the proposed amendments to the Unit Option Plan, in accordance with the specifications made by unitholders in the manner referred to above.

In respect of proxies in which unitholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of Trustees and the appointment of auditors, or vote for or against the proposed amendment to the Declaration of Trust and the amendment to the Unit Option Plan, the Units represented by proxies in favour of management nominees will be voted in favour of the election of the Trustees listed in this information circular, the appointment of auditors, the proposed amendment to the Declaration of Trust and the proposed amendments to the Unit Option Plan.

The Trustees know of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to the Trustees should properly come before the Meeting, the Units represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers of the Trust. **A unitholder desiring to appoint some other person to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees and returning the completed proxy to the Proxy Department, CIBC Mellon Trust Company,**

200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax to (416) 368-2502, at any time up to and including 5:00 p.m. (Toronto time) on May 10, 2005.

A proxy given by a unitholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the unitholder or by his or her attorney authorized in writing or, if the unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax to (416) 368-2502 at any time up to and including one business day preceding the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF

Our authorized capital consists of an unlimited number of Units, of which 192,838,872 Units are issued and outstanding as of March 7, 2005.

Pursuant to our Declaration of Trust, each Unit represents an equal interest in the Trust with all other outstanding Units and all Units outstanding from time to time entitle their holders to participate pro rata in any distributions by us and, in the event of termination of the Trust, in the net worth of the Trust. The Units are listed for trading on the Toronto Stock Exchange (the "**TSX**").

The holders of Units are entitled to notice of and to attend all meetings of unitholders of the Trust. Each Unit entitles its holder to one vote at all such meetings of unitholders of the Trust.

Only holders of Units of record at the close of business on March 28, 2005 (the "**Record Date**") are entitled to vote at the Meeting, even though he or she has since that date disposed of his or her Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

To the knowledge of the Trustees, no person or company beneficially owns or exercises control or discretion over more than 10% of the Units.

QUORUM FOR MEETING

Two unitholders of the Trust represented in person or by proxy will constitute a quorum for the Meeting or any adjournment thereof.

QUESTIONS AND ANSWERS ON PROXY VOTING

Q. What am I voting on?

A: Unitholders are voting on the election of Trustees for the coming year, on the appointment of auditors, on a proposed change to the Declaration of Trust and on a proposed change to the Unit Option Plan described in this information circular.

Q: Who is entitled to vote?

A: Unitholders as of the close of business on the Record Date (being March 28, 2005) are entitled to vote. Each Unit entitles the holder to one vote on those items of business identified in the Notice of Meeting. If you acquired your Units after the Record Date, please refer to the answer to the question "What if ownership of Units has been transferred after the Record Date?" to determine how you may vote such Units.

Q: How do I vote?

A: There are two ways you can vote your Units if you are a registered unitholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other

person you choose, who need not be a unitholder, to represent you as proxyholder and vote your Units at the Meeting. If your Units are held in the name of a nominee, please refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" to determine how you may vote your Units.

Q: What if I plan to attend the Meeting and vote in person?

A: If you are a registered unitholder and plan to attend the Meeting and wish to vote your Units in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with our transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. If your Units are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" for voting instructions.

Q: Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by management and the board of trustees of the Trust and the associated costs will be borne by the Trust. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the Trustees or by officers and/or employees of the Trust.

Q: What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to Edward Sonshine, Q.C., the President & Chief Executive Officer of the Trust or Robert Wolf, the Vice-President & Chief Financial Officer of the Trust, or to another person you have appointed, to vote your Units at the Meeting.

Q: Can I appoint someone other than these representatives to vote my Units?

A: Yes. Write the name of this person, who need not be a unitholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Units. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of our transfer agent, CIBC Mellon Trust Company.

Q: What do I do with my completed proxy?

A: Return it to our transfer agent, CIBC Mellon Trust Company, in the envelope provided, or by fax to (416) 368-2502, so that it arrives no later than 5:00 p.m. (Toronto time) on May 10, 2005. This will ensure that your vote is recorded.

Q: If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if Units are held by a corporation, under the corporation's corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to our transfer agent as described above (please see "What do I do with my completed proxy?") or to the Chairman on the day of the Meeting or any adjournment of the Meeting, prior to the time of voting.

Q: How will my Units be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or against or withhold from voting your Units in accordance with your directions. In the absence of such directions, however, your Units will be voted in the discretion of the proxyholder. If the proxyholder is management's representatives, your Units will be voted in favour of the election of Trustees, the appointment of auditors, the proposed change to the Declaration of Trust and the proposed changes to the Unit Option Plan.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. As of the date of this circular, management of the Trust knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q: How many Units are entitled to vote?

A: As of March 7, 2005, there are 192,838,872 Units outstanding. Each unitholder has one vote for each Unit held at the close of business on the Record Date.

Q: What if ownership of Units has been transferred after the Record Date?

A: The Trust's Declaration of Trust provides that only holders of Units of record at the close of business on the Record Date are entitled to vote at the Meeting, even though such unitholder has since that date disposed of his or her Units, and, except as otherwise determined from time to time by the Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to be treated as a unitholder of record for purposes of such other action.

Q: How will the votes be counted?

A: Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q: Who counts the votes?

A: Our transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Trust to preserve the confidentiality of individual unitholder votes. Proxies are referred to the Trust only in cases where a unitholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q: If I need to contact the transfer agent, how do I reach it?

A: You can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

or by telephone: (416) 643-5500
or toll-free throughout North America:
1-800-387-0825
or by email: generalinquiries@cibcmellon.com

Q: If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?

A: There are two ways you can vote your Units held by your nominee.

For your Units to be voted for you, please follow the instructions provided by your nominee on the voting instruction form. As an alternative to completing the voting instruction form provided by your nominee, you can enter your vote by telephone or internet in accordance with the instructions on the voting instruction form. If you are a non-registered unitholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

Since we do not have access to the names of all of our non-registered unitholders, if you attend the Meeting, we will have no record of your unitholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered unitholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form by following the signing and return instructions provided by your nominee. By doing so, you are instructing your nominee to

appoint you as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Alternatively, please register with our transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

MATTERS REQUIRING UNITHOLDER APPROVAL

1. Election of Trustees

Pursuant to the Declaration of Trust, there are to be no fewer than five nor more than fifteen Trustees.

In accordance with TSX guidelines, a majority of the current members of the Trustees are persons who are neither employees nor officers of the Trust. The following individuals are management's nominees for appointment as Trustees: Clare R. Copeland, Raymond M. Gelgoot, Paul Godfrey, Frank W. King, Dale H. Lastman, Ronald W. Osborne, Sharon Sallows, Edward Sonshine, Q.C. and Michael Stephenson. Susan Crocker is not seeking re-election for fiscal 2005 and therefore, effective as at the end of the Meeting, the board of trustees will be reduced from ten members to nine members. The majority of the Trustees appointed at the Meeting (assuming that the unitholders of the Trust vote in favour of management's nominees) would be persons who are neither employees nor officers of the Trust.

Nominees for Appointment

The present term of office of each Trustee will expire immediately prior to the election of Trustees at the Meeting. It is proposed that each of the persons whose name appears below be elected as a Trustee to serve until the close of the next annual meeting of unitholders or until his or her successor is elected. **It is intended that on any ballot that may be called for the election of Trustees, the Units represented by proxies in favour of management nominees will be voted in favour of the election of such persons as Trustees, unless a unitholder has specified in his or her proxy that his or her Units are to be withheld from voting in the election of Trustees. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority will be exercised to vote the Units represented by proxies (other than those instructing that they be withheld from voting) for the election of such other person or persons as is determined in accordance with the best judgment of the Trustees.**

Name and Municipality of Residence	Present Principal Occupation	Period of Service as a Member	Units Beneficially Owned, Directly or Indirectly, or Controlled or Directed, as at March 7, 2005
CLARE R. COPELAND(1)(3) Toronto, Ontario, Canada	Chair, Toronto Hydro Corporation	Since February 18, 1994	18,400
RAYMOND M. GELGOOT(2)(4) Toronto, Ontario, Canada	Partner, Fogler, Rubinoff LLP (law firm)	Since February 19, 1996	38,713
PAUL GODFREY(1)(3)(4) Toronto, Ontario, Canada	President and Chief Executive Officer of Toronto Blue Jays Baseball Club	Since December 14, 1993	97,000
FRANK W. KING(1) Calgary, Alberta, Canada	President and Chief Executive Officer of Metropolitan Investment Corp.	Since October 27, 1995	63,130
DALE H. LASTMAN(4) Toronto, Ontario, Canada	Co-Chair and Partner, Goodmans LLP (law firm)	Since June 2, 2004	10,000
RONALD W. OSBORNE(1) Toronto, Ontario, Canada	Corporate Director	Since June 2, 2004	6,000
SHARON SALLOWS(2)(4) Toronto, Ontario, Canada	Partner, Ryegate Capital Corporation	Since June 1, 1999	33,830
EDWARD SONSHINE, Q.C.(2) Toronto, Ontario, Canada	President and Chief Executive Officer of the Trust	Since December 14, 1993	478,000
MICHAEL STEPHENSON(3) Toronto, Ontario, Canada	Principal of Stephenson, Leftwick & Short	Since August 19, 1994	37,725

(1) indicates member of the Audit Committee
(2) indicates member of the Investment Committee
(3) indicates member of the Human Resources and Compensation Committee
(4) indicates member of the Nominating and Governance Committee

Management of the Trust and the Trustees, as a group (18 persons), own beneficially or exercise control or direction over 1,040,839 Units, or approximately 0.54% of the outstanding Units, as at the Record Date.

The following table sets forth the number of board and committee meetings held and attendance by Trustees for the year ended December 31, 2004:

Number of Board and Committee Meetings Held

Board of Trustees: **7**

Audit Committee: **4**

Human Resources and Compensation Committee: **5**

Nominating and Governance Committee: **3**

Investment Committee: **4**

Attendance of Trustees

Trustee	Trustee Meetings Attended	Committee Meetings Attended
Clare R. Copeland	6 of 7	4 of 4 and 5 of 5
Raymond M. Gelgoot	5 of 7	3 of 3 and 4 of 4
Paul Godfrey	7 of 7	4 of 4, 5 of 5 and 3 of 3
Frank W. King	6 of 7	4 of 4
Dale H. Lastman	5 of 5[(1)]	1 of 1[(1)]
Ronald W. Osborne	4 of 5[(1)]	2 of 2[(1)]
Sharon Sallows	7 of 7	4 of 4 and 3 of 3
Edward Sonshine, Q.C.	7 of 7	4 of 4
Michael Stephenson	6 of 7	5 of 5

(1) Messrs. Lastman and Osborne were elected as Trustees in June of 2004, subsequent to which time there were five meetings of the Board of Trustees held, all of which were attended by Mr. Lastman and four of which were attended by Mr. Osborne. Similarly, Mr. Lastman and Mr. Osborne each attended all meetings of the Nominating and Governance Committee and Audit Committee, respectively, for which they were members of in 2004.

Compensation of Members of the Board of Trustees

Each Trustee (other than Mr. Sonshine and the chairperson of the board of trustees) is paid an annual fee of $30,000 plus $1,500 per meeting of the board of trustees and board committee attended. In addition, all trustees are reimbursed for their expenses in connection with attending meetings of the board of trustees and committees thereof. These fees and expenses are paid by the Trust. For the year ended December 31, 2004, a total of $128,000 was paid to members of the board of trustees in respect of "per meeting" fees. The chairperson of the board of trustees (currently Paul Godfrey) receives $150,000 per annum. The chairperson of each of the Investment Committee, Human Resources and Compensation Committee and Nominating and Governance Committee receives an additional $4,000 per annum for acting in such capacity. The chairperson of the Audit Committee receives an additional $6,000 per annum for acting in such capacity. The chairperson of the board of trustees receives no additional compensation for acting as chairperson of a committee of the board or for attending any meetings. In addition, members of the board of trustees and members of committees of the board of trustees may receive such grants of Restricted Equity Units (as discussed below) as are deemed appropriate by the Human Resources and Compensation Committee of the board of trustees.

The Board has determined that following the establishment of the Restricted Equity Unit Plan (discussed below) the Trustees should no longer receive option grants under the Unit Option Plan. Accordingly, the Board has approved an amendment to the Unit Option Plan removing Trustees as eligible participants. The Board has determined that the Restricted Equity Unit Plan provides adequate incentive compensation to Trustees.

All options that have been previously granted to members of the Board of Trustees, prior to the amendment referred to above, are for a ten year period. Of the options granted prior to January 1, 2004, 20% vest immediately on the date of the grant and 20% vest thereafter on each of the first through fourth anniversaries of the date of the grant. Options granted after January 1, 2004, vest as to 25% on each of the first through fourth anniversaries of the date of the grant. See "Compensation of Executive Officers — Unit Option Plan, Grants and Exercises".

The Trustees' Restricted Equity Unit Plan (the "**REU Plan**") was established in June 2004 and provides for an allotment of Restricted Equity Units ("**REUs**") to each non-employee trustee at the discretion of the Human Resources and Compensation Committee. The value of the REUs so allotted appreciate (or depreciate) with increases or decreases in the market price of the Units in the manner described in the REU Plan. Members are also entitled to be credited with REUs for distributions paid in respect of Units of the Trust. The number of REUs to be credited in respect of distributions is determined by dividing the amount of distributions that would be payable on a number of Units equal to the number of REUs then credited to the member by the five-day weighted average closing price of the Units over the immediately preceding five trading days.

REUs vest three years from the date of issue and are to be satisfied by the Trust within 30 days of vesting and, in any event, by no later than December 31 following the vesting date, by payment of a cash amount equal to the number of vested REUs then credited to the member multiplied by the five-day weighted average closing price of a Unit on the TSX on the five trading days immediately preceding the vesting date, less applicable withholdings. The Trust's obligation to make payment on the redemption of REUs is an unfunded and unsecured obligation of the Trust.

As at the date hereof, Clare R. Copeland holds 1,584 REUs, Susan Crocker holds 1,584 REUs, Raymond M. Gelgoot holds 1,584 REUs, Paul Godfrey holds 3,168 REUs, Frank W. King holds 1,584 REUs, Dale H. Lastman holds 1,584 REUs, Ronald W. Osborne holds 1,584 REUs, Sharon Sallows holds 1,584 REUs and Michael Stephenson holds 1,584 REUs.

Insurance for Trustees

We maintain liability insurance for the Trustees. The current policy of insurance is in effect until September 30, 2005 and a premium of $141,750 for the one year term has been paid by the Trust. No portion of the premium is directly paid by any of the Trustees. The aggregate insurance coverage obtained under the policy is limited to $15,000,000 per loss up to a policy aggregate of $15,000,000. Under the policy, there is no deductible for individual Trustees but a deductible of $1,000,000 per loss must be absorbed by the Trust. No claims have been made or paid under such policy.

2. Appointment of Auditors

The Trustees propose to nominate Soberman LLP, Chartered Accountants of Toronto, Ontario, our present auditors, as the auditors of the Trust to hold office until the close of the next annual meeting of unitholders. Soberman LLP have been our auditors since the Trust's inception.

In the past, the Trustees have negotiated with our auditors on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The Trustees believe that the fees negotiated in the past with the auditors were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

It is intended that on any ballot that may be called relating to the appointment of auditors and the fixing of their remuneration, the Units represented by proxies in favour of management nominees will be voted in favour of the appointment of Soberman LLP as our auditors and in favour of authorizing the Trustees to fix the remuneration of the auditors, unless a unitholder specifies in their proxy that their Units are to be withheld from voting in the appointment of auditors and the fixing of their remuneration.

3. Special Business — Amendment to Declaration of Trust

We are seeking unitholder approval for a resolution to amend the Declaration of Trust (the "**Declaration Amendment Resolution**") so as to permit the Trustees, where they determine it is appropriate to do so in any year, to permit the Trust to retain, on a per unit basis, up to 20% of the distributable income of the Trust (determined in accordance with the terms of the Declaration of Trust) from the distributions to be paid to unitholders. For greater clarity, while this amendment will permit us to retain more of our distributable income, we do not intend to reduce distributions but rather will reduce our payout ratio by retaining a greater proportion of the growth in our distributable income. The text of the Declaration Amendment Resolution is annexed as Schedule "A" to this information circular.

Any amounts retained from the distributions otherwise payable to the unitholders would be determined by the Trustees having regard to the upcoming obligations of the Trust in respect of the potential need for the Trust to fund certain ongoing capital costs of the Trust, including recurring mortgage principal repayments, tenant leasing costs and other value-adding opportunities. We believe that such discretion is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations and to help fund future growth.

To be effective, this resolution must be passed by a majority of the votes cast by unitholders present in person or represented by proxy at the Meeting. **The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution, unless the unitholder has specified in the form of proxy that his or her Units are to be voted against the resolution.**

4. Special Business — Amendments to Unit Option Plan

(i) Increase in the Number of Options Available to be Granted

On July 1, 1995, the unitholders approved the creation of a unit option plan (the "**Unit Option Plan**") to encourage equity participation in the Trust by our management, full-time employees and consultants and members of the Board of Trustees and, in addition, to provide for an effective means of compensation to such persons based on the market value of the Units from time to time.

To permit us to continue to grant options to members of management, as well as to other employees and consultants, the Trustees are recommending that unitholders approve an amendment to the Unit Option Plan to increase the maximum number of Units issuable under the Unit Option Plan. Currently, the Unit Option Plan permits the Trust to grant options to purchase up to 14,000,000 Units. Options to purchase 11,485,000 Units have been granted in accordance with the plan. 6,495,000 Units have been issued on the exercise of certain of those options and 4,990,000 of those options have not been exercised or were cancelled. Options to purchase 2,817,000 Units remain available to be granted under the Unit Option Plan.

The Trustees believe that option grants are an essential element in attracting additional members to senior management and in motivating employees of the Trust. In furtherance of these objectives, the terms of options granted have been designed to motivate optionees and to align the interests of optionees and unitholders. In order to allow the continued use of option grants, the Trust will require an increase in the number of options available. In recommending an amendment to the Unit Option Plan, the Trustees are mindful of the appropriateness of recommending only a reasonable increase in the number of options that may be granted under the Unit Option Plan. After considering all relevant factors, the Trustees believe that it is appropriate to increase the number of Units reserved for issuance under the Unit Option Plan by 5,200,000. Upon this amendment, options to acquire up to 8,017,000 Units (representing approximately 4.2% of the number of Units currently issued and outstanding) could be granted under the Unit Option Plan.

(ii) Amendment Procedure for Unit Option Plan

On January 5, 2004, the TSX implemented new rules in respect of an issuer's ability to amend its option plan absent a specific amendment procedure. The Unit Option Plan currently states that amendments can be made with the approval of the Board of Trustees subject to the rules of the TSX. In the years since its inception, the Board of Trustees has made amendments to the Unit Option Plan

without unitholder approval if such amendments, in the opinion of the Board, did not materially affect the rights of unitholders. Such amendments were previously permitted by the TSX and relevant securities laws. The TSX rules now require that, with certain exceptions, the amending procedure contained in an option plan must specify which amendments require securityholder approval. The new rules also list certain amendments that, notwithstanding the amending procedure contained in the option plan, cannot be made without securityholder approval.

Accordingly, the Board of Trustees has determined that the Unit Option Plan should be amended to provide an amending procedure that follows the TSX requirements and specifically permits certain amendments without unitholder approval. The Trustees believe that having the flexibility to amend the Unit Option Plan without seeking unitholder approval is important in order to ensure the Unit Option Plan can be effectively utilized for its intended purposes. The Trustees are confident that the specific amendment contemplated below does not prejudice the rights of unitholders and allows amendments consistent with past practice and with the rules of the TSX.

The Trustees propose that the Unit Option Plan is amended to replace the current amendment provision with an amending procedure that will require only the approval of the Board of Trustees for the following types of amendments: (a) amendments of a "housekeeping" nature; (b) a change to the vesting provisions; (c) a change to the termination provisions that does not entail an extension beyond the original expiry date; and (d) the addition of a cashless exercise feature, payable in cash or Units, that provides for a full deduction of the number of underlying Units from those reserved for issuance under the Unit Option Plan. In addition to Board approval, unitholder approval will be required for the following types of amendments: (a) any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of Units to a fixed maximum percentage (other than change to a fixed maximum percentage that was previously approved by unitholders); (b) any change to the eligible participants that would have the potential of broadening or increasing insider participation; (c) the addition of any form of financial assistance; (d) any amendment to a financial assistance provision that is more favourable to participants; (e) the addition of a cashless exercise feature, payable in cash or Units that does not provide for a full deduction of the number of underlying Units from those reserved for issuance under the Unit Option Plan; and (f) the addition of a deferred or restricted Unit or any other provision that results in participants receiving securities while no cash consideration is received by the issuer.

The TSX requires unitholder approval of the above amendments to the Unit Option Plan. Accordingly, unitholders will be asked to consider and, if thought advisable, to pass a resolution, the form of which is attached as Schedule "B" to this information circular, approving the amendment to the Unit Option Plan. To be effective, this resolution must be passed by a majority of the votes cast by unitholders present in person or represented by proxy at the Meeting. **The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution, unless the unitholder has specified in the form of proxy that his or her Units are to be voted against the resolution.** If the resolution is not passed, the amendment to the Unit Option Plan will not be effective.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid during the 2004, 2003 and 2002 financial years in respect of each of the individuals who were, at December 31, 2004, the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Trust (collectively, the "**Named Executive Officers**") during such years.

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during the 2002, 2003 and 2004 fiscal years:

		Annual Compensation			Long-Term Compensation			
					Awards	Payouts		
Name	Year	Salary ($)	Bonus ($)	Other Compensation ($)	Securities Under Options Granted (#)	Restricted Units ($)	LTIP Payouts ($)	All Other Compensation
EDWARD SONSHINE, Q.C.	2004	730,000	1,117,500	N/A	400,000	Nil	Nil	Nil
President and	2003	685,000	941,505	N/A	325,000	Nil	Nil	Nil
Chief Executive Officer	2002	605,000	995,000	N/A	500,000	Nil	Nil	Nil
FREDERIC WAKS	2004	417,500	425,000	N/A	200,000	Nil	Nil	Nil
Senior Vice-President	2003	397,500	359,923	N/A	200,000	Nil	Nil	Nil
and Chief Operating Officer	2002	372,500	396,667	N/A	200,000	Nil	Nil	Nil
ROBERT WOLF	2004	275,000	186,666	N/A	100,000	Nil	Nil	Nil
Vice-President and	2003	259,000	158,015	N/A	100,000	Nil	Nil	Nil
Chief Financial Officer	2002	240,500	170,222	N/A	100,000	Nil	Nil	Nil
DONALD MACKINNON	2004	262,500	180,000	N/A	100,000	Nil	Nil	Nil
Vice-President,	2003	242,500	149,236	N/A	100,000	Nil	Nil	Nil
Real Estate Finance	2002	215,000	157,222	N/A	100,000	Nil	Nil	Nil
KATHERINE RITCEY	2004	235,000	156,667	N/A	60,000	Nil	Nil	Nil
Vice-President,	2003	225,000	131,679	N/A	60,000	Nil	Nil	Nil
Investments	2002	200,000	138,889	N/A	60,000	Nil	Nil	Nil

Option Plan, Grants and Exercises

The Unit Option Plan of the Trust provides for the grant of options to purchase Units to eligible Trustees, officers, consultants and full-time employees of the Trust. The Unit Option Plan permits a maximum of 14,000,000 Units to be issued to holders of options granted thereunder. 11,485,000 options have been granted since the Unit Option Plan was adopted and, as of the date hereof, the Trust has outstanding options to purchase 4,688,000 Units to a total of 29 officers, consultants, employees and outside Trustees of the Trust. The number of Units issued and issuable under this plan amounts to 3.4% and 2.4% of our outstanding capital, respectively, as of the date hereof. Only 2,817,000 options are available to be issued under the Unit Option Plan. If the proposed amendment to increase the number of Units that may be granted under the Option Plan is approved, the number of options that may be granted will increase from 14,000,000 to 19,200,000, allowing us to issue 5,200,000 additional options.

The aggregate number of Units reserved for issuance pursuant to all options granted to any one optionee cannot exceed 5% of the number of Units outstanding immediately prior to the unit issuance in question Upon the approval by the unitholders of the Trust, excluding the Units beneficially owned by insiders and associates of insiders: (i) the number of Units reserved for issuance pursuant to options granted to insiders under the Unit Option Plan and under all other unit compensation arrangements may exceed 10% of the aggregate number of Units outstanding immediately prior to the unit issuance in question; (ii) the issuance of Units to insiders under the Unit Option Plan and all other unit compensation arrangements, within a one-year period, may exceed 10% of the number of Units outstanding immediately prior to the unit issuance in question; and (iii) the issuance of

Units to any one insider and such insider's associates under the Unit Option Plan and under all other unit compensation arrangements, within a one-year period, may exceed 5% of the number of Units outstanding immediately prior to the unit issuance in question.

Although the Trustees, in their discretion, may vary the term and vesting provisions of options hereafter granted, all options that have been granted to date to management are for a ten year term. Of the options granted prior to January 1, 2004, 20% vest immediately on the date of the grant and 20% vest thereafter on each of the first through fourth anniversaries of the date of the grant. Of the options granted following January 1, 2004, 25% vest on each of the first through fourth anniversaries of the date of grant, thereby aligning the option grants to long term service of the optionee and performance of the Trust.

Options issued under the Unit Option Plan have a minimum term of one year and a maximum term of ten years and are non-assignable. In the event of an optionee's death, the optionee's legal representative has one year from the date of death to exercise the options that had vested at the date of death but had not yet been exercised by the optionee. In the event of: (i) the resignation of an optionee as an employee, (ii) the resignation or removal of an optionee as a Trustee (other than in the circumstances of death), or (iii) the discharge of an optionee as an employee by reason of a wilful and substantial breach of his or her employment duties, all options granted to such optionee shall cease and terminate upon notice of such resignation being received by the Trust or upon notice of such removal or discharge being given by the Trust to such optionee, as the case may be. In the event of termination of employment of an optionee other than in the circumstances referred to above, the optionee may exercise each option then held to the extent that he or she is entitled to do so at the time of termination, at any time up to and including on the 30th day following the effective date of termination of employment (or the expiry date, whichever is earlier), after which the option shall cease and terminate.

The exercise price of options granted by the Trust is equal to the closing price of the Units on the Toronto Stock Exchange on the day prior to grant. We do not provide financial assistance to optionees in connection with their participation in the Unit Option Plan.

Options Granted During The Most Recently Completed Financial Year

The following table sets forth certain information with respect to options granted to the Named Executive Officers during the 2004 financial year.

Name	Securities under Options	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Securities)	Market Values of Securities Underlying Options on Date of Grant	Expiration Date
EDWARD SONSHINE, Q.C.	400,000	36%	$15.20	$15.20	January 1, 2014
FREDERIC WAKS	200,000	18%	$15.16	$15.16	June 1, 2014
ROBERT WOLF	100,000	9%	$15.16	$15.16	June 1, 2014
DONALD MACKINNON	100,000	9%	$15.16	$15.16	June 1, 2014
KATHERINE RITCEY	60,000	5%	$15.16	$15.16	June 1, 2014

Aggregate Options Exercised During Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information related to options exercised by the Named Executive Officers during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/ Non-exercisable (#)	Value of Unexercised in-the-money Options at Financial Year-end Exercisable/ Non-exercisable ($)
EDWARD SONSHINE, Q.C.	740,000	$5,293,210	830,000/895,000	$5,370,600/$4,043,400
FREDERIC WAKS	380,000	$2,228,800	460,000/440,000	$2,901,000/$1,714,000
ROBERT WOLF	0	$ 0	148,000/220,000	$856,000/$857,000
DONALD MACKINNON	96,000	$ 415,250	164,000/216,000	$940,200/$827,800
KATHERINE RITCEY	0	$ 0	96,000/132,000	$566,400/$514,200

Equity Compensation Plan Information

The following table sets forth details of our equity compensation plans as at the end of our fiscal year ended December 31, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of units remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by unitholders	4,708,000	$12.57342	3,242,000
Equity compensation plans not approved by unitholders	N/A	N/A	N/A
Total	4,708,000	$12.57342	3,242,000

Employment Contracts

Each of our Named Executive Officers has entered into an employment contract (collectively, the "**Employment Contracts**") with the Trust. These contracts encompass the compensation arrangements noted above.

The contract of Edward Sonshine, Q.C., provides for a base salary of $745,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 150% of his base salary. The contract of Frederic Waks provides for a base salary of $425,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 100% of his base salary. The contract of Robert Wolf provides for a base salary of $280,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66⅔% of his base salary. The contract of Donald MacKinnon provides for a base salary of $270,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66⅔% of his base salary. The contract for Katherine Ritcey provides for a base salary of $250,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust that could amount to a maximum of 66⅔% of her base salary.

The Employment Contract for Mr. Sonshine provides for a three year term and is automatically renewed for an additional three year period at the end of each term, if not cancelled in accordance with its terms. The employment contracts for Messrs. Waks and Wolf provide for a term of two years and are automatically renewed for an additional two year period at the end of each term. The employment contracts for each of Messrs. Sonshine, Waks and Wolf may be terminated by us on the disability or death of the Named Executive

Officer or for just cause or by the Named Executive Officer upon the occurrence of certain stated events. These employment contracts further provide, in certain instances, for a lump sum payment of three years' compensation (in the case of Mr. Sonshine) or two years' compensation (in the case of Mr. Waks or Mr. Wolf) on a termination of the employment contract, including termination in the event of a change of control of the Trust. The Employment Contracts for Mr. MacKinnon and Ms. Ritcey each provide for a one year term and are automatically renewed for an additional year at the end of each year and further provide for a lump sum payment of one year's compensation on termination by us other than for cause. In addition, Mr. MacKinnon's Employment Contract provides for a lump sum of one year's compensation on termination in the event of a change of control of the Trust.

The Employment Contracts for Messrs. Sonshine, Waks and Wolf were each entered into as of July 1, 1998. The Employment Contract for Mr. MacKinnon was entered into as of June 2, 1997. The Employment Contract for Ms. Ritcey was entered into as of January 1, 1999.

The employment contract of Mr. Waks provides for the granting, in each year of the contract, of options (on a basis that is consistent with the terms and conditions of the Trust's Unit Option Plan) to acquire 200,000 Units. The employment contract of Mr. Wolf provides for the granting, in each year of the contract, of options (on a basis that is consistent with the terms and conditions of the Trust's Unit Option Plan) to acquire 100,000 Units.

A retirement plan has been established by the Trust for Mr. Sonshine effective as of January 1, 2000. Under such plan, if Mr. Sonshine terminates his employment either (i) before his 60th birthday (Mr. Sonshine is currently 58 years of age), provided he provides at least nine months prior written notice of such termination, or (ii) after his 60th birthday, other than where his employment is terminated in the circumstances described in the next sentence, Mr. Sonshine will be entitled to an annual pension equal to 2% of his average total annual compensation calculated based on the three fiscal years most recently completed prior to termination multiplied by Mr. Sonshine's years of service to the Trust. If Mr. Sonshine's employment is terminated (i) by the Trust without cause, (ii) by Mr. Sonshine based on constructive dismissal or similar circumstances or within six months of a change of control of the Trust, or (iii) by Mr. Sonshine or the Trust as a result of Mr. Sonshine becoming disabled, Mr. Sonshine will be entitled (at his option) to either receive a lump sum payment of the present value of an annuity that would provide for annual payments determined as if he had remained employed until the age of 65, but with such payments to commence as of the termination of his employment, or to receive such annual payments commencing as of the termination of his employment. The maximum aggregate annual pension that Mr. Sonshine is entitled to receive under the plan is $350,000, which amount will be prorated in the event that Mr. Sonshine terminates his employment before his 65th birthday.

A registered pension plan and supplemental executive retirement plan have been established for our senior executive officers (other than Mr. Sonshine) effective as of January 1, 2001 (together, the "Executive Plans"). Under the Executive Plans, if the employment of a participant is terminated on or after his or her 60th birthday, such participant will be entitled to an annual pension equal to 2% of such participant's Final Average Earnings (as defined below) multiplied by his or her years of service to the Trust since January 1, 2001. The Executive Plans provide for reduced entitlements for early retirement and contain other customary terms and conditions. For the purposes of the Executive Plans, the "Final Average Earnings" of a participant is calculated as the average of the best five consecutive calendar years of total remuneration from the Trust to the participant during the participant's final ten years of service to the Trust (or during all of the years of service if less than ten years), to a maximum of $250,000.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

Since January 1, 2004, there has been no indebtedness owed to the Trust by any of our Trustees or executive officers.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

For the year ended December 31, 2004 our Human Resources and Compensation Committee consisted of Paul Godfrey, Clare R. Copeland, Susan Crocker and Michael Stephenson.

Compensation Policy

As set forth above under the heading "Employment Contracts", each of the Named Executive Officers has entered into an Employment Contract in determining the appropriate terms of the Employment Contracts, the Human Resources and Compensation Committee considered the following objectives:

(i) obtaining the executives critical to the success of the Trust and the enhancement of unitholder values;

(ii) providing fair and competitive compensation;

(iii) balancing the interests of management and unitholders of the Trust; and

(iv) reviewing performance, both on an individual basis and with respect to the business of the Trust in general.

To achieve these objectives, the compensation paid to the Named Executive Officers consists of the following three primary components:

(a) base salary;

(b) annual and special bonus incentives; and

(c) long-term incentive in the form of Unit options granted in accordance with the Unit Option Plan of the Trust.

Base Salary

The base salary of each particular Named Executive Officer was determined by assessment of the Human Resources and Compensation Committee of such executive's performance, consideration of competitive compensation levels in entities similar to the Trust, and the role such Named Executive Officer is expected to play in the performance of the Trust.

Bonus Incentives

Annual cash bonus incentive awards are based upon our ability to meet the targeted annual distributable income set out at the commencement of each fiscal year. This establishes a direct link between executive compensation and our performance.

In addition, from time to time, the board of trustees may declare an additional cash bonus in favour of one or more members of the Trust's management team in circumstances where it is determined that the Named Executive Officer(s) in question have made an exceptional contribution to the performance of the Trust during the fiscal year.

Long-term Incentive

We provide a long-term incentive by granting options to employees through the Unit Option Plan. The options granted permit employees to acquire Units at an exercise price equal to the market price of such Units under option at the date the option is granted.

The objective of granting options is to encourage executives, employees to acquire an ownership interest in the Trust over a period of time, that acts as a financial incentive for such persons to consider our long-term interests and our unitholders.

Report submitted by:

Clare R. Copeland
Susan Crocker
Paul Godfrey
Michael Stephenson

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative unitholder return for $100 invested in Units with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index during the five most recently completed financial years of the Trust. During the period, the total cumulative unitholder return for $100 invested in Units was $327 as compared to $122 for the S&P/TSX Composite Index and $224 for the S&P/TSX Canadian Real Estate Index.

Five-Year Cumulative Total Return on $100 Investment Assuming Distributions are Re-invested
January 1, 2000 — December 31, 2004


350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
Jan. 01, 2000
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
RioCan REIT
Composite Index
Canadian Real Estate Index

STATEMENT OF GOVERNANCE PRACTICES

The following describes our governance practices with reference to the guidelines (the "**Guidelines**") for effective governance contained in the Report of the TSX Committee on Corporate Governance in Canada (the "**TSX Report**"), that have been adopted as listing requirements by the TSX. The Ontario Securities Commission (the "**OSC**") has proposed various corporate governance guidelines, that would effectively replace the Guidelines. We are carefully monitoring the proposed OSC guidelines and will consider modifying our

governance practices if and when the proposed guidelines are adopted by the OSC. We are pleased to make the following disclosure regarding our governance practices:

Board Composition and Responsibilities

Our board of trustees currently consists of ten members. Assuming that the unitholders of the Trust vote in favour of management's nominees for trustees, the number of members of the board of trustees will be reduced to nine members. While there are no specific criteria for board membership, we attempt to attract and maintain Trustees with a wealth of business knowledge and a particular knowledge of the retail real estate market. As described below, the Nominating and Governance Committee of the board of trustees is responsible for considering and proposing new nominees to the board. Nominations are the result of recruitment efforts by our management and/or Trustees. The board has considered the matter of board size and is of the view that the current board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of board committees.

Of the board members nominated for election, Messrs. Godfrey, Copeland, Osborne, Stephenson and King and Ms. Sallows are considered to be "unrelated" to the Trust within the meaning of the Guidelines. In addition, Messrs. Gelgoot and Lastman are partners of law firms that provide legal services to us but are otherwise "unrelated" to the Trust. The board believes that having a majority of independent Trustees promotes effective decision making and provides an objective perspective to the management of the Trust. Further, the chairman of the board (Mr. Godfrey) is one of the "unrelated" Trustees.

The mandate of the board of trustees is to set the strategic direction of the Trust and oversee its implementation by management of the Trust, as more fully described below.

Board Functioning and Independence

The board of trustees is responsible for the ongoing strategic direction of the Trust. Decisions regarding the ongoing day-to-day management of individual properties are made by management of the Trust.

Both the chairman of the board and the majority of the members of the board are unrelated to the Trust, which facilitates the functioning of the board independently of management.

The Guidelines suggest that our board of trustees should explicitly assume responsibility for the stewardship of the Trust, including the following matters:

(a) adoption of a strategic planning process;

(b) the identification of the principal risks of our business and ensuring the implementation of appropriate systems to manage these risks;

(c) succession planning including appointing, training and monitoring senior management;

(d) a communications policy for the Trust; and

(e) the integrity of our internal control and management information systems.

The board of trustees participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by the Trust are appropriate, the Trustees receive and comment on periodic reports from management as to the Trust's assessment and management of such risks. The board regularly monitors the financial performance of the Trust, including receiving and reviewing detailed financial information contained in management reports. The board of trustees, directly and through the Audit Committee, assesses the integrity of the Trust's internal control and management information systems.

The board of trustees regularly receives reports regarding the board's monitoring of the Trust's senior management. Input is received at both the board's Human Resources and Compensation Committee and at the Trustees' meetings regarding the performance of senior management. Both the Trust's Human Resources and Compensation Committee and the board of trustees have specifically assumed responsibility for reviewing the

performance of senior management. The Human Resources and Compensation Committee is also charged with addressing matters of succession planning.

New Trustees are provided with details of our organizational structure, the structure of the board and our committees, compliance requirements for Trustees, trust policies and by-laws. They also meet with a number of our Trustees and senior management personnel to learn the functions and activities of the board and the Trust.

The board of trustees has no formal policy with respect to which matters must be brought by management to the board for approval; however, there is a clear understanding communicated by the board to senior management, which understanding is based upon historical practice and precedent, that all major strategic decisions will be presented by management to the board for approval. As part of its ongoing activity, the board regularly receives and comments upon reports of management as to the performance of the Trust's business and management's expectations and planned actions in respect thereto.

In order to assist the board to discharge its responsibilities, the board is committed to, with the guidance of the Nominating and Governance Committee, continuing to examine and develop the processes that the board follows in its deliberations for ensuring that the board continues to fulfil its mandate.

The board engages in regular dialogue regarding the performance of our senior management team in achieving our strategic objectives as determined by management and the board.

The board of trustees has established a practice of setting aside time during meetings to discuss matters without management present. It is the policy of the Human Resources and Compensation Committee to conduct part of its deliberations without management present and it is a policy of the Audit Committee to meet with our auditors without management present. In accordance with the provisions of the TSX Report, the board has implemented a system that enables an individual Trustee to engage an outside adviser at the Trust's expense in appropriate circumstances. The board has engaged outside advisors in the past (including in respect of establishing appropriate management compensation).

The board of trustees meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items changes depending on the state of our affairs and in light of opportunities or risks that the Trust faces from time to time. In 2004, the full board met on 7 occasions.

As a means of aligning the interests of the Trustees with the interests of unitholders, it is our intention that Trustees own a number of Units equal or greater in value to their annual compensation from the Trust.

Board Committees

There are a number of committees of the board, including the Audit Committee, the Investment Committee, the Human Resources and Compensation Committee and the Nominating and Governance Committee. Each committee has a mandate outlining its responsibilities and its obligations to report its recommendations to the full board. In accordance with the Guidelines, the Audit Committee and the Human Resources and Compensation Committee are composed exclusively of "outside" and "unrelated" board members. In addition, each of the members of the Nominating and Governance Committee are "outside" and "unrelated" board members (except for Messrs. Gelgoot and Lastman who are "outside" trustees but not fully "unrelated" as described above).

The Audit Committee assists the board in fulfilling its oversight responsibilities in respect of our accounting and reporting practices. Pursuant to its mandate, the committee is responsible for, among other things, reviewing with management and the auditors the scope of review of internal control over financial reporting, significant findings, recommendations and management's responses for implementation of actions to correct weaknesses in internal controls; reviewing disclosures made by management regarding significant deficiencies in the design or operations of internal controls and reviewing with our legal counsel any legal or regulatory matters that could have a significant impact on our financial statements as well as any enquiries received from regulators. In respect of the auditors, the committee is responsible for recommending to the board of trustees the auditors to be appointed and to approve their compensation; reviewing independence and qualifications of the auditors; reviewing the scope and approach of the annual audit plan with the auditors; discussing with the auditors the quality and acceptability of our accounting principles; assessing the auditors' processes for identifying and

responding to key audit and internal control risks; ensuring the rotation of the lead audit partner every five years and other partners every seven years; evaluating the performance of the auditors; pre-approving all services provided by the auditors; and reviewing and approving our hiring policies regarding employees and former employees of the present and former auditors of the Trust.

The Audit Committee is also charged with various aspects of our financial reporting, including reviewing and approving our interim financial statements, financial information, MD&A and earnings press releases; reviewing with management and the auditors our annual financial statements, MD&A and various matters in connection with the auditors' audit; reviewing significant accounting and reporting issues and understanding their impact on the financial statements; reviewing analyses prepared by management and/or the auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information; and reviewing and monitoring the administration of and compliance with the Declaration of Trust as it may affect the integrity of our financial statements and our systems of internal controls.

The Audit Committee is required to meet a minimum of four times per year and at least annually with each of the external auditors and management in separate sessions. Each member of the Audit Committee is required to be financially literate, meaning that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by our financial statements.

For further information regarding the Audit Committee and Auditors' Fees, please see pages 72 to 74 of our Annual Information Form dated March 11, 2005.

The Investment Committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for the Trust. The Investment Committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including each of our chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller transactions as described in the preceding sentence, the Investment Committee is periodically advised of the smaller transactions.

The Human Resources and Compensation Committee has been charged with the responsibility of reviewing and making recommendations to the board regarding the compensation of the members of our board and members of our management. The Human Resources and Compensation Committee ensures that such compensation realistically reflects the responsibilities and risk involved in being a Trustee and has also been charged with the additional responsibility of senior management succession planning.

The Nominating and Governance Committee has been charged with the responsibility of considering governance matters, including considering and proposing new nominees to the board of trustees, the assessment of Trustees on an ongoing basis and assessing the effectiveness of the board of trustees as a whole and its committees. Additionally, the Nominating and Governance Committee monitors changes in corporate governance requirements.

Unitholder Communications

We endeavour to keep all unitholders well informed as to our financial performance, primarily by means of our annual and quarterly reports, and by press releases.

We are receptive to unitholder feedback in any form. It is our policy to receive and respond promptly to unitholder enquiries, while being guided by legal requirements as well as our policies in respect of confidentiality and disclosure.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person who has been a Trustee or executive officer of the Trust since the beginning of the last financial year and no associate of any such Trustee, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter.

ADDITIONAL INFORMATION

Copies of our most recent annual information form, this information circular and the Annual Report of the Trust, including comparative financial statements for the year ended December 31, 2004 and Management's Discussion and Analysis of Consolidated Financial Position and Results of Operations are available on the Internet site of SEDAR at www.sedar.com (financial information is provided in our comparative financial statements and Management's Discussion and Analysis). In the alternative, copies will be sent by us to any person upon request addressed in writing to our Vice-President and Chief Financial Officer, The Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario, M5X 1E2. Such copies will be sent to any unitholder without charge.

CERTIFICATE

The contents and the distribution of this circular have been approved by the Trustees.

DATED the 7th day of March, 2005.

BY ORDER OF THE BOARD OF TRUSTEES of
RIOCAN REAL ESTATE INVESTMENT TRUST

PAUL GODFREY
Chairman

SCHEDULE "A"

RESOLUTION OF THE UNITHOLDERS OF RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDMENT TO DECLARATION OF TRUST

WHEREAS it is desirable that an amendment be made to the amended and restated declaration of trust dated as of June 2, 2004 (the "Declaration of Trust").

NOW THEREFORE BE IT RESOLVED THAT:

1. The amendment to the Declaration of Trust, as described in the management information circular dated March 7, 2005, is hereby approved;
2. The Declaration of Trust of the Trust be amended to allow for such changes to the distribution policies of the Trust; and
3. The Trustees are hereby authorized to execute or cause to be executed on behalf of the Trust or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE "B"

RESOLUTION OF THE UNITHOLDERS OF RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDMENTS TO THE UNIT OPTION PLAN

WHEREAS it is desirable that amendments be made to the Trust's unit option plan dated July 1, 1995 (the "Unit Option Plan").

NOW THEREFORE BE IT RESOLVED THAT:

1. The Unit Option Plan is hereby amended by increasing the number of Units reserved for issuance under the Unit Option Plan by 5,200,000.
2. The Unit Option Plan is hereby amended by deleting Section 11 in its entirety and replacing it with the following:

   "11. AMENDMENT OF PLAN

   Subject to the TSE Rules, the Plan may be amended at any time with the approval of the Board of Trustees. The following amendments can only be made with the approval of a majority of Unitholders entitled to vote at a meeting of Unitholders:

   (a) any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of Units to a fixed maximum percentage (other than change to a fixed maximum percentage that was previously approved by Unitholders);

   (b) any change to the eligible participants that would have the potential of broadening or increasing insider participation;

   (c) the addition of any form of financial assistance;

   (d) any amendment to a financial assistance provision that is more favourable to participants;

   (e) the addition of a cashless exercise feature, payable in cash or Units that does not provide for a full deduction of the number of underlying Units from those reserved for issuance under the Plan;

   (f) the addition of a deferred or restricted Unit or any other provision that results in participants receiving securities while no cash consideration is received by the issuer; and

   (g) any amendment that the Board of Trustees determines should be subject to Unitholder approval.

   Votes attaching to any Units held by Insiders who hold Options are to be excluded when determining Unitholder approval of any amendment.

   The following amendments can be made absent the approval of Unitholders:

   (a) amendments of a "housekeeping" nature;

   (b) a change to the vesting provisions;

   (c) a change to the termination provisions that does not entail an extension beyond the original expiry date;

   (d) the addition of a cashless exercise feature, payable in cash or Units, that provides for a full deduction of the number of underlying Units from those reserved for issuance under the Plan; and

   (e) any other amendment that does not otherwise require Unitholder approval pursuant to the TSE Rules."
3. The Trustees are hereby authorized to execute or cause to be executed on behalf of the Trust or to deliver or cause to be delivered all such documents, agreements and instruments and do or cause to be done all such other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Document 27

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust (the "**Trust**") will be held at the Famous Players Paramount Theatre, 259 Richmond Avenue West, Toronto, Ontario on Wednesday, the 11th day of May, 2005 at the hour of 4:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Trust for the year ended December 31, 2004, together with the report of the auditors thereon;
2. **TO ELECT** members of the board of trustees of the Trust;
3. **TO APPOINT** auditors and authorize the board of trustees of the Trust to fix the remuneration of the auditors;
4. **TO CONSIDER** and, if thought advisable, to pass a resolution in the form set forth in Schedule "A" of the annexed information circular, authorizing the amendment of the Declaration of Trust to provide to the trustees of the Trust the authority to permit the Trust to retain, on a per unit basis, up to 20% of the amount of distributable income of the Trust (as determined in accordance with the provisions of the Declaration of Trust) from the distributions paid to unitholders;
5. **TO CONSIDER** and, if thought advisable, to pass resolutions in the form set forth in Schedule "B" of the annexed information circular, authorizing certain amendments to the Trust's Unit Option Plan; and
6. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A unitholder of the Trust wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on May 10, 2005 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. A form of proxy solicited by management of the Trust in respect of the Meeting is enclosed herewith. Unitholders of the Trust who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of units of the Trust of record at the close of business on March 28, 2005 (the "**Record Date**") will be entitled to vote at the Meeting, even though he or she has since that date disposed of his or her Units, and, except as otherwise determined from time to time by Trustees, no unitholder becoming such after the Record Date will be entitled to receive notice of and vote at such Meeting or any adjournment thereof or to receive such distribution or to be treated as a unitholder of record for purposes of such other action.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 7th day of March, 2005.

BY ORDER OF THE BOARD OF TRUSTEES of
RioCan Real Estate Investment Trust

PAUL GODFREY
Chairman

Document 28

RIOCAN REAL ESTATE INVESTMENT TRUST

RENEWAL ANNUAL INFORMATION FORM

March 11, 2005

TABLE OF CONTENTS

GLOSSARY

Unless the context indicates otherwise, all references to the "Trust" or "RioCan" refer to RioCan Real Estate Investment Trust, and all references to "we", "our" and "us" refers to RioCan Real Estate Investment Trust and its consolidated subsidiaries.

Unless otherwise defined in this annual information form, the following capitalized terms have the meanings set out below.

"1993 Restructuring"	The restructuring of the Trust that was effective as of November 30, 1993, pursuant to which, among other things, the Trust was restructured from an open-end mutual fund trust to a closed-end investment trust;
"1995 Restructuring"	The restructuring of the Trust effective as of July 1, 1995 as described under "The Trust" pursuant to which, among other things, the Trust became internally managed by officers and employees engaged by the Trust rather than by an external asset management company;
"1997 Meeting"	The 1997 annual and special meeting of Unitholders held on June 2, 1997;
"1999 Meeting"	The 1999 annual and special meeting of Unitholders held on May 31, 1999;
"2001 Meeting"	The 2001 annual and special meeting of Unitholders held on May 31, 2001;
"2004 Meeting"	The 2004 annual and special meeting of Unitholders held on June 2, 2004;
"2005 Meeting"	The 2005 annual and special meeting of Unitholders to be held on May 11, 2005;
"Adjusted Unitholders' Equity"	The aggregate amount of Unitholders' equity of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust, calculated in accordance with Canadian generally accepted accounting principles;
"Aggregate Assets"	The total assets of the Trust plus accumulated amortization of income properties;
"Board of Trustees"	The board of trustees of the Trust constituted pursuant to the Declaration of Trust and described under "Trustees and Officers - Board of Trustees";
"Declaration of Trust"	The declaration of trust of the Trust most recently amended and restated as of July 14, 2003;

"Management Agreement"	The management agreement between the Trust and Counsel Management Services Inc., pursuant to which Counsel Management Services Inc. provided asset management services to the Trust prior to the 1995 Restructuring and which agreement was terminated as of July 1, 1995;
"Mortgages"	Mortgages, charges, hypothecs, bonds, debentures, notes or other evidence of indebtedness directly or indirectly secured by real property;
"persons"	Individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;
"Rights Plan"	The Unitholder rights plan as evidenced by the Rights Agreement and described under "Unitholder Rights Plan";
"real property"	Property which, in law, is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or otherwise) and securities of persons whose assets consist primarily of real property and/or investments, direct or indirect, in real property;
"Specified Convertible Debt Instruments"	Convertible debt instruments issued by the Trust which allow the Trust to issue Units in satisfaction of the principal amount of such debt instruments, such that the Trust would not be required to pay such indebtedness in cash unless it is determined by the Trustees that repayment is preferable to issuing Units;
"Tax Act"	Collectively, the *Income Tax Act* (Canada) and the Regulations thereunder, each as amended;
"Trust"	RioCan Real Estate Investment Trust;
"Trustees"	Collectively, the members of the Board of Trustees;
"Units"	Units of the Trust; and
"Unitholder"	A holder of Units.

RIOCAN REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

THE TRUST

Constating Documents and General Development of the Trust

RioCan Real Estate Investment Trust is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to the Declaration of Trust. Prior to November 30, 1993, we operated as a real estate mutual fund offering our Units on a continuous basis under the name "Counsel Real Estate Fund". On November 29, 1993, the Unitholders approved the 1993 Restructuring pursuant to which, among other things, we became a "closed-end" trust. As part of the 1993 Restructuring, we obtained a listing for the Units on the Toronto Stock Exchange and our name was changed to "Counsel Real Estate Investment Trust".

Pursuant to the 1995 Restructuring, we became internally managed by officers and employees engaged by us rather than by an external asset management company. As a result of the 1995 Restructuring: (i) the Management Agreement was terminated; (ii) we directly engaged officers and employees; (iii) the authorized number of members of our advisory committee was increased from five to seven and our advisory committee was reconstituted as the Board of Trustees, collectively serving in replacement for The R-M Trust Company (a predecessor company to CIBC Mellon Trust Company); (iv) our name was changed to "RioCan Real Estate Investment Trust"; and (v) a Unit option plan was created under which options may be granted to our employees (including officers), consultants and Trustees.

Effective as of May 29, 1996, the Unitholders approved two amendments to the Declaration of Trust. The first amendment expanded our permitted investments to enable us to invest in, among other things, equity and debt securities of entities, the assets of which consist primarily of real property and/or investments (direct or indirect) in real property. The second amendment allows the Trustees to cause us to retain up to 10% of our distributable income (as determined in accordance with the provisions of the Declaration of Trust) in a year, if the Trustees have determined that it is in our best interests to do so, having regard for the potential need for us to maintain a reserve to fund certain ongoing capital costs, including recurring mortgage principal repayments and tenant leasing costs.

At the 1997 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including a clarification of the meaning of the term "indebtedness" for certain purposes in the Declaration of Trust. In accordance with this amendment, Specified Convertible Debt Instruments would not be considered to be indebtedness for the purposes of the 50% limit on indebtedness under the Declaration of Trust. As a result of this amendment, the Declaration of Trust provided for two levels of limitations on indebtedness. The first was a general limitation on indebtedness, excluding Specified Convertible Debt Instruments, to 50% of Aggregate Assets. The second limitation was that the combination of the dollar amount of indebtedness other than Specified Convertible Debt Instruments and the principal amount of Specified Convertible Debt Instruments, taken together, could not exceed 65% of Aggregate Assets. For purposes of this calculation, the full principal amount of the indebtedness under Specified Convertible Debt Instruments was considered indebtedness, notwithstanding the presentation of such securities in our financial statements in accordance with Canadian generally accepted accounting principles. As described below, the Declaration of Trust was amended in 2001 to eliminate the two levels of limitations on indebtedness.

The amendment and restatement of the Declaration of Trust as of December 3, 1997 resulted in the insertion of provisions to restrict the ability of non-residents of Canada to acquire, in the aggregate,

50% or more of the outstanding Units. These restrictions were inserted in order to address similar restrictions applicable to us in the Tax Act.

On May 31, 1999, we completed the acquisition of RealFund REIT ("**RealFund**"), at that time Canada's fifth largest real estate investment trust. RealFund owned 43 income-producing properties comprising approximately 4.9 million square-feet. The total cost of the acquisition was approximately $814 million. The purchase price was satisfied by the issuance of 1.45 Units for each RealFund unit and the assumption of liabilities of $379 million.

At the 1999 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including amendments which authorized us to: (i) issue Units on an instalment receipt basis (if deemed desirable to do so); (ii) create one or more additional classes of Units for the purposes of acquisitions or financings by us provided that the terms and conditions of any such Units are not more favourable than the rights, terms and conditions of the existing Units; and (iii) permit us to provide third party guarantees in circumstances where the granting of such guarantees is necessary or desirable in order to further initiatives that are permitted under the Declaration of Trust.

On December 8, 2000, we announced our intention to internalize the property management functions for our properties. We had previously internalized certain functions including leasing, construction management and lease administration. Under this initiative, the day to day management of our portfolio, including the physical maintenance of our properties, the collection of all rents and all accounting related functions is carried out through RioCan Property Services Trust, a wholly-owned trust constituted in accordance with the laws of the Province of Ontario, of which we are the sole unitholder.

At the 2001 Meeting, the Unitholders approved two further amendments to the Declaration of Trust. The first amendment eliminated the two levels of limitations on indebtedness adopted at the 1997 Meeting (such that the concept of Specified Convertible Debt Instruments is no longer included) and replaced them with a single limit on indebtedness of 60% of Aggregate Assets. Notwithstanding this amendment, the Trustees had adopted a policy to limit our indebtedness to 55% of Aggregate Assets, but retain the ability to increase the indebtedness to the 60% threshold. More recently, the Trustees have changed the policy so as to permit the Trust to move closer to the 60% threshold approved by Unitholders. This change in policy was deemed appropriate because, among other reasons, there is a material difference between the book value of Aggregate Assets and that of market values. The fact that leverage limits are measured against book values makes our cost of capital higher than necessary. Further to this change in policy, we have undertaken to eliminate four series of outstanding debentures that contain negative covenant patterns that effectively limit our ability to incur indebtedness to an amount equal to 55% of the book value of Aggregate Assets. On March 1, 2005 we announced the redemption of one such series to be completed on March 31, 2005. On March 11, 2005 we completed the redemption of two other such series. The last series will mature at the end of April, permitting us to raise leverage limits closer to 60%. Under the second amendment, the calculation of our income for the purposes of determining the minimum amounts required to be distributed to Unitholders was amended such that it no longer includes gains resulting from the sale of real estate assets.

On August 27, 2001, we executed a letter of intent with Kimco Realty Corp. ("**Kimco**"). Kimco (NYSE:KIM) is the largest owner and operator of neighbourhood and community shopping centres in the United States, owning interests in over 600 properties aggregating approximately 90 million square-feet of gross leaseable area. Pursuant to the letter of intent, we and Kimco agreed (i) on the terms of an offering of special warrants, (ii) to each commit Cdn$50 million on a joint venture basis for property acquisitions and development projects in Canada, and (iii) to form a strategic alliance to offer tenants a North American solution to their location needs as well as achieve benefits from ancillary revenue opportunities to be applied to our combined portfolio. On January 21, 2002, we and Kimco announced an agreement to expand this joint venture through the commitment by each of us of a further Cdn$100

million. On September 9, 2002 we and Kimco announced a further agreement to each invest up to an extra Cdn$100 million (bringing the total to Cdn$500 million). This commitment expired on January 18, 2003. As at the date of this annual information form, we and Kimco hold 28 properties totalling approximately 7.56 million square-feet on a joint venture basis. We provide the property management and leasing services for all the properties that are owned by the joint venture. Pursuant to the terms of the letter of intent described above, we agreed to provide Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada being undertaken by us. Although this exclusive right of first refusal expired on January 18, 2003, the parties continue to assess potential joint investments on an ongoing basis. RioCan provides guarantees in favour of third parties, primarily on behalf of partners and co-owners for their share of mortgage indebtedness. As at December 31, 2004, guarantees in the aggregate amount of approximately $227 million were provided by us on behalf of Kimco for properties held in this joint venture.

On August 21, 2003 we announced the formation of the RioCan Retail Value Limited Partnership (the "**Partnership**") with the Ontario Municipal Employees Retirement System and the Teachers Insurance and Annuity Association – College Retirement Equities Fund. The business of the Partnership is to acquire under-performing shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. We will use our expertise in redevelopment and leasing to improve the cash flow quality and liquidity of properties acquired. The partners have committed to invest $200 million (of which our share is up to $30 million) which, when taken together with third-party debt, will enable the Partnership to invest more than $500 million in targeted investments. As at the date of this annual information form, the Partnership had acquired seven shopping centres with a total purchase cost aggregating $168.8 million. While our core investment strategy is to focus on stabilized, low-risk retail properties, there are acquisition opportunities where value-added potential exists that are not suitable for us as a sole investor. The Partnership provides us with a vehicle that enables us to benefit as a minority investor in pursuing these opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the Partnership.

At the 2004 Meeting, Unitholders approved various amendments to the "Fundamental Restrictions" and "Computation of Income" sections contained in our Declaration of Trust. A description of these amendments can be found at pages 7 through 10 of our management information circular dated April 14, 2004, which is incorporated herein by reference and which is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Also at the 2004 Meeting, the board of trustees was increased to ten members.

On October 6, 2004, we announced the formation of a joint venture with the Canada Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada. The objective of the joint venture is to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired through this joint venture will remain core, long-term holdings for both us and CPP Investment Board. In addition, we will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.

In our management information circular dated March 25, 2005, in respect of the 2005 Meeting, we have asked Unitholders to approve a resolution to amend our Declaration of Trust so as to permit the Trustees, where they determine it appropriate to do so in any year, to permit us to retain up to 20% of our distributable income (determined in accordance with the terms of the Declaration of Trust) from the distributions to be paid to Unitholders. For greater clarity, while this amendment will permit us to retain more of our distributable income, we do not intend to reduce distributions but rather will reduce our payout ratio by retaining a greater proportion of the growth in our distributable income. Any amounts retained from the distributions otherwise payable to the Unitholders would be determined by the Trustees

having regard to our upcoming obligations in respect of our potential need to fund certain ongoing capital costs, including recurring mortgage principal repayments, tenant leasing costs and other value-adding opportunities. We believe that such discretion is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations and to help fund future growth.

Our operations, including the management of our investments, are subject to the control and direction of the Trustees. The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations.

Our purpose is to deliver to our Unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so by following the strategy of owning, developing, managing and operating Canadian retail real estate.

Our principal office is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario, M5X 1E2. As at March 11, 2005, we had 608 employees.

We are not a mutual fund and are not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

We are not a trust company, and, accordingly, are not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as we do not carry on, nor intend to carry on, the business of a trust company.

BUSINESS OF THE TRUST

We presently have ownership interests in a portfolio of 186 income properties across Canada. The income properties contain approximately 30 million square-feet of gross leaseable area. Our purpose is to deliver to our Unitholders, stable and reliable cash distributions which continuously increase over time. Please see "Real Estate Assets".

Our focus on owning and operating retail real estate capitalizes on this sub-sector's advantages which include: (i) less dramatic valuation swings than the office and industrial sub-sectors; (ii) tenant leases that are generally written for longer terms than office and industrial properties thereby "smoothing" cash flows over recessionary periods; and (iii) retail space is viewed by tenants as "profit centres" (as opposed to "overhead"), resulting in higher renewals at lower costs than is typical for the office and industrial sub-sectors.

The specific niche areas in the retail area in which we primarily invest are (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant, enclosed malls in smaller urban areas.

A significant portion of our portfolio consists of unenclosed, supermarket or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square-feet of leaseable area. Other convenience-oriented tenants generally include drug stores, banks, restaurants and other service providers. It is our belief that such retail centres are the most stable of commercial properties. Because they address the everyday, convenience-oriented needs of nearby consumers, they are relatively immune to general economic cycles. At the same time, the scarcity of zoned and vacant land within mature neighbourhoods strongly mitigates against new competition, especially at our low cost base.

A significant portion of our portfolio is new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and

restaurants). These centres offer retailers significant operating and cost advantages. As these centres have all been recently developed/constructed, they are generally 99% occupied and tenants' leases are generally for a minimum initial term of 10 years.

We also own enclosed malls in smaller urban areas. Our malls are situated in the primary retail node of the market in which they are located and are typically anchored by supermarkets and junior department stores. Our malls generally have a very strong merchandising mix of national and local tenancies that are weighted towards service-oriented retailers.

We invest principally in equity positions in real property. In addition to direct investments in real property, we may make investments in real property through a joint venture, co-ownership arrangement, corporation, limited partnership, trust or other business association or activity. We may also invest in other real estate or mortgage investment issuers and in other companies or entities the assets of which consist primarily of real property or direct or indirect investments in real property. We may also invest in Mortgages on real property where we take back a Mortgage in order to effect a sale of real property or may invest in participating Mortgages, with or without an option to convert to an ownership interest, thereby realizing effective participation in the cash flow and capital appreciation of a property without the full risk of ownership. With such investments, the mortgagor may provide additional collateral security and/or guarantees.

To the extent that our funds are not invested in real property investments from time to time, we will invest them in a prudent manner so as to maintain efficient working capital for our ongoing operations. The nature of such investments are restricted by restrictions contained in the Declaration of Trust. Please see "Investment Restrictions" and "The Trust - Constating Documents and General Development of the Trust".

BORROWING

The Declaration of Trust currently provides that the maximum aggregate amount of indebtedness that we may incur at any time is restricted to 60% of Aggregate Assets, calculated in accordance with Canadian generally accepted accounting principles. As at February 28, 2005, our aggregate amount of indebtedness amounted to approximately 53% of Aggregate Assets.

We may not directly or indirectly guarantee any indebtedness or liabilities of any kind, except: (i) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation wholly-owned by us and operated solely for the purpose of holding a particular real property or properties; (ii) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation of which we are a shareholder and which is operated solely for the purpose of holding a particular real property or real properties for a joint venture where the limit of the guarantee, as a percentage of such indebtedness, does not exceed the percentage of our interest in the real property or real properties (as applicable), in both instances where such Mortgage, if granted by us directly, would not cause us to contravene the borrowing restrictions described in the preceding paragraph; or (iii) where the granting of such guarantee is necessary or desirable in order to further the initiatives that are permitted under the Declaration of Trust.

INVESTMENT RESTRICTIONS

The Declaration of Trust provides for the following limitations and restrictions on the investments which can be made on our behalf:

(a) The Trust may not make any investment that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans; that would result in the Trust being liable under the Tax Act

to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in the Tax Act; or that would result in the Trust paying a tax under the registered investment provisions of the Tax Act imposed for exceeding certain investment limits, or that would result in Units of the Trust not being units of a "mutual fund trust" within the meaning of the Tax Act.

(b) The Trust may not acquire any single investment in real property (in the case of investment in securities of companies, determined on a property by property basis in such company's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust or such greater percentage as is permitted from time to time under the Tax Act but in any event not greater than 20% of the Adjusted Unitholders' Equity, provided that the foregoing does not require the Trust to sell any of its real property held on November 30, 1993 which does not comply with the foregoing.

(c) The Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition, holding, maintenance, improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("**joint venturers**") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in the Section titled "Investment Restrictions" and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "**joint venture entity**"), including without limitation a general partnership, limited partnership, trust or limited liability company.

(d) Except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or a province of Canada, government debt securities or money market instruments of, or guaranteed by, a Schedule 1 Canadian bank and other permitted investments, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of the Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (k) and (m), the Trust may only invest, directly or indirectly, in income-producing real property and such other activities incidental thereto including, indirectly, operating businesses:

(i) where revenue will be derived, directly or indirectly, principally from income-producing real property; or

(ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of income-producing real property (in each case as determined by the Trustees).

(f) The Trust may not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent management determines to be practicable, any written instrument which is in the judgement of management, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, the Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or officers, employees or agents of the Trust, but the property of the Trust or a specific portion thereof only shall be bound. The Trust, however, is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(h) The Trust shall not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having an aggregate gross leaseable area in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(i) The Trust shall not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where an aggregate gross leaseable area of the space being leased to the vendor together with all other space being leased by the Trust to the vendor and its affiliates is in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(j) The limitation contained in paragraph (h) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (h) and (i) shall not apply where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, the Government of the United States, any province or territory of Canada, any state of the United States, any municipality or city in Canada or in the United States, or any agency or crown corporation thereof, or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are authorized as an investment for insurance companies pursuant to paragraphs 86 (l), (m) or (n) of such Act in effect on December 31, 1991; or

(C) of which any of the bonds, debentures or other evidences of indebtedness of, or guaranteed by an issuer, or any of the other securities of an issuer which have received, and continue to hold, an investment grade rating from a recognized credit rating agency,

in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into or at the time other

satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into; or

(iii) a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada.

(k) The Trust may invest in a Mortgage only where:

(i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

(ii) the Mortgage is registered on title to the real property which is security therefor; and

(iii) the aggregate value of the investments of the Trust in Mortgages, other than Mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(l) The Trust may not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(m) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a Mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (c), (d), (e), (h), (i), (k), and (l) above.

(n) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation, expressed as percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of such corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly-owned by the Trust are deemed to be those of the Trust.

DESCRIPTION OF UNITS AND DECLARATION OF TRUST

General

The Trust is an unincorporated closed-end trust constituted in accordance with the laws of the Province of Ontario, pursuant to the Declaration of Trust. The Trust qualifies as a unit trust and a mutual fund trust for the purposes of the Tax Act. The Trust is also a registered investment for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act.

The Trust is a registered investment for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, each as defined under the Tax Act, and, as such, Units are qualified investments for such registered plans and will not constitute foreign property for such registered plans for the purposes of the Tax Act (other

than registered education savings plans, which are not subject to the foreign property rules). Units are also qualified investments under the Tax Act for such registered plans as a result of the Trust's status as a mutual fund trust for the purposes of the Tax Act. The Trust restricts its investments in foreign property in accordance with the limits provided under the Tax Act to ensure that the Trust is not liable to pay any tax imposed under the Tax Act in respect of excess foreign property holdings. Due to the restrictions placed on the Trust's investments in foreign property, Units also do not constitute foreign property for registered plans that are subject to the foreign property rules under the Tax Act as a result of the Trust's status as a mutual fund trust for the purposes of the Tax Act.

A closed-end trust that qualifies as a unit trust for the purposes of the Tax Act must generally comply with specific restrictions in respect of the nature and type of investments held by the trust if the trust is to maintain such unit trust status. If a trust ceases to be a unit trust, it will also cease to be a mutual fund trust for the purposes of the Tax Act. The Trust is accorded special status under the Tax Act because the Trust was a unit trust (as that term was defined at that time) throughout a calendar year that ended before 1994, the fair market value of the Trust's property at the end of 1993 was primarily attributable to real property, and the value of the Trust's property currently is primarily attributable to real property. As a result, the Trust is considered a "grandfathered" unit trust and does not have to comply with many restrictions that would otherwise apply to a closed-end unit trust pursuant to the provisions of the Tax Act. These restrictions include, for example, a requirement that at least 80% of a trust's property must consist of certain properties (such as shares, cash, marketable securities and real property situated in Canada or rights or interests to acquire such properties) and a requirement that not more than 10% of a trust's property consist of bonds, securities or shares of any one debtor or corporation. Accordingly, the Trust's "grandfathered" status is beneficial to the Trust as it allows for greater flexibility and opportunities in respect of the investments that can be made and held by the Trust.

Units

The beneficial interest in the assets of the Trust is divided into an unlimited number of Units. Units represent a Unitholder's proportionate undivided interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Effective as of February 12, 1998, the outstanding Units were subdivided on a two for one basis.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in distributions by the Trust and, on termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form, are fully paid and non-assessable when issued (although the Trust is permitted to issue Units on an instalment receipt basis) and are transferable. Other than in respect of the issuance of Units on the reinvestment of distributions to persons participating in the Trust's distribution reinvestment plan as described under "Distribution Reinvestment Plan", no fractional Units of the Trust are, or will be, issued.

Under the terms of the 1993 Restructuring, a meeting of the Unitholders was to be held on or before November 30, 1998 for the purpose of voting on whether the Trust should be continued in its present form, continued in a restructured form or terminated. At the 1997 Meeting, Unitholders confirmed that the Trust should retain its present structure on a going forward basis.

At the 1999 Meeting, the Unitholders agreed to an amendment of the Declaration of Trust so as to authorize the Trust to create one or more additional classes of units of the Trust for the purposes of acquisitions or financings by the Trust provided that the terms and conditions of any such units are not more favourable than the terms and conditions of the existing Units.

Meetings of Unitholders

Annual meetings of Unitholders are called for the election of Trustees and the appointment of the auditors of the Trust. At all meetings of the Unitholders, each Unitholder is entitled to one vote in respect of each Unit held.

The Declaration of Trust provides that a meeting of the Unitholders must be called and held to permit the Unitholders to vote for:

(a) the appointment or removal of auditors of the Trust; provided that, if at any time, a vacancy occurs in the position of auditors of the Trust, the Board of Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders;

(b) the appointment or removal of a member of the Board of Trustees (except in certain circumstances provided for in the Declaration of Trust);

(c) any amendments to the Declaration of Trust (other than the type of amendments which may be made by the Board of Trustees without Unitholder approval as described below under "Amendments to Declaration of Trust");

(d) the sale of the assets of the Trust as an entirety or substantially as an entirety; or

(e) the termination of the Trust.

Information and Reports

The registered holder of a Unit has the right to examine the Declaration of Trust during normal business hours and also has the right to obtain a list of the registered holders of Units to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act.*

Unitholders are provided in each year with information similar to that provided to shareholders of a public corporation governed by the *Canada Business Corporations Act.* Commencing in 2005, audited annual comparative financial statements are provided to Unitholders for each fiscal year within 90 days after the end of the fiscal year reported on. Unaudited quarterly financial statements are provided to Unitholders within 45 days after the end of the period reported on.

Amendments to Declaration of Trust

The Declaration of Trust may be amended from time to time with the approval of the Unitholders by a majority of votes cast at a duly constituted Unitholder meeting called for such purpose. The Board of Trustees may, without the approval of the Unitholders, make amendments to the Declaration of Trust:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status under the Tax Act or the distribution of its Units;

(b) which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c) which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in the Declaration of Trust;

(d) of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e) as the Trustees in their discretion deem necessary or desirable as a result of changes in the taxation laws from time to time which may affect the Trust or its beneficiaries; or

(f) which, in the opinion of the Trustees, are not prejudicial to Unitholders and are necessary or desirable.

The Declaration of Trust may not be amended so as to change any right with respect to any outstanding Units by reducing the amount payable thereon upon the termination of the Trust, by diminishing or eliminating any voting rights pertaining thereto or which would relate to the duration or termination of the Trust or any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except with the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

Purchases of Units

The Trust may from time to time purchase Units in accordance with the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. Unitholders do not have the right to require the Trust to purchase their Units.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada as determined for the purposes of the *Income Tax Act* (Canada) be the beneficial owner of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by non-resident persons and partnerships other than Canadian partnerships would cause the trust to lose its status as a mutual fund trust. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by such trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust. A partnership will only qualify as a Canadian partnership at a particular time if all of

its members at that time are resident in Canada. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, a trust were to lose its mutual fund trust status as a result of the application of the draft amendments, such trust would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these draft amendments, and it is our understanding that further discussions will take place with the private sector before a decision is made concerning whether the draft amendments will be enacted. Depending on the final form of the draft amendments, if enacted, it may be necessary to amend the Declaration of Trust to take into account these new restrictions. This amendment may be made without Unitholder approval.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer.

Conflict of Interest Restrictions and Provisions

The Declaration of Trust contains "conflict of interest" guidelines that serve to protect Unitholders while, at the same time, not creating undue limitations on the Trust's operations. The Declaration of Trust contains provisions, similar to those contained in the statutes which govern corporations, that require any officer of the Trust or Trustee to disclose to the Board of Trustees any interest in a material contract or proposed material contract with the Trust (including a contract involving the making or disposition of any investment in real property or a joint venture arrangement) or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or proposed material contract with the Trust. Such disclosure is required to be made at the first meeting at which a proposed contract is considered. In the event that a material contract or proposed material contract is one that in the ordinary course of the Trust's business would not require approval by the Board of Trustees or a committee thereof, the officer or Trustee is required to disclose in writing to the Board of Trustees or request to have entered into the minutes of a meeting of the Board of Trustees the nature and extent of his or her interest forthwith after the officer or Trustee becomes aware of the contract or proposed contract. In any case, an officer or Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract unless the contract is one relating primarily to his or her remuneration as an employee or agent of the Trust or one for indemnity or insurance under the provisions of the Declaration of Trust or the purchase of liability insurance.

DESCRIPTION OF OTHER SECURITIES AND RATINGS

As at March 11, 2005, we had outstanding the following debentures (collectively, the "**Debentures**"): (i) $50,000,000 aggregate principal amount of 6.75% Series B senior unsecured debentures, due on April 25, 2005, payable semi-annually; (ii) $150,000,000 aggregate principal amount of 7.05% RealFund Series A senior unsecured debentures, due on August 1, 2007, payable semi-annually; (iii) $110,000,000 aggregate principal amount of 5.29% Series D senior unsecured debentures, due on September 21, 2009, payable semi-annually; (iv) $110,000,000 aggregate principal amount of 3.85% Series E senior unsecured debentures, due on January 4, 2008, payable semi-annually; (v) $200,000,000 aggregate principal amount of 4.91% Series F senior unsecured debentures, due March 8, 2011, payable semi-annually; and (vi) $150,000,000 aggregate principal amount of 5.23% Series G senior unsecured debentures, due on March 11, 2013, payable semi-annually.

Standard & Poor's ("**S&P**") and the Dominion Bond Rating Service Limited ("**DBRS**") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication

of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided us with an entity credit rating of BBB and a credit rating of BBB- relating to our Debentures. DBRS has provided us with a credit rating of BBB (stable) relating to our Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITS and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). Our S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). We have a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated us with the highest stability rating for any REIT in Canada.

On March 1, 2005 we issued notices of redemption to the holders of the 7.05% RealFund Series A senior unsecured debentures, due on August 1, 2007. Such redemption will take place on March 31, 2005.

REAL ESTATE ASSETS

We own a portfolio of income producing properties primarily comprised of shopping centres across a broad geographic base. We have a broad source of income (having approximately 5,200 separate tenants), which management believes will avoid significant exposure to the financial performance of any of our tenants. The following information reflects our portfolio as at December 31, 2004.

Portfolio Overview

Set out below is information relating to our portfolio. Specific information is set out below under the heading "Property Specific Information".

Total Area (sq. ft.)	29,764,192
Total Number of Tenants	5,173
Occupancy	96.3%

Geographic Distribution (based on revenue)

Province	Percentage of Portfolio	Number of Properties
Ontario	63.6%	118
Quebec	14.2%	31
Alberta	8.5%	12
British Columbia	5.4%	10
Saskatchewan	4.3%	5

Province	Percentage of Portfolio	Number of Properties
New Brunswick	2.5%	5
Manitoba	0.7%	1
Prince Edward Island	0.5%	1
Newfoundland	0.3%	1
	100.0%	184

Anchor & National Tenants

Percentage of Area	81.16%
Percentage of Gross Revenue:	80.68%

Top Sources of Revenue By Tenant

Tenant	Percentage of Gross Revenue	Average Remaining Lease Term (yrs)
Wal-Mart	5.2%	12.7
Zellers	4.4%	10.7
Famous Players	4.2%	16.4
A & P/Dominion	4.1%	11.4
Loblaws Co.	3.3%	9.6
Winners/HomeSense	2.7%	6.7
Metro Richelieu	2.3%	6.5
Staples/Business Depot	2.2%	10.3
Canadian Tire	1.8%	13.8
Shoppers Drug Mart	1.8%	6.0
Total	32.0%	

Lease Expiries

Year	2005	2006	2007	2008	2009
Square-feet	1,876,885	2,225,069	2,065,001	2,483,274	3,425,912
Percentage	6.3%	7.5%	6.9%	8.3%	11.5%

Debt Repayment Schedule

Future Repayments by Year of Maturity	Scheduled Principal Amortization	Principal Maturities	Total Debt	Percentage of Total Debt Outstanding
Lines of Credit	$ –	$37,563,360	$37,563,360	1.7%
Construction lines of Credit	–	4,446,840	4,446,840	0.2%
2005	45,256,584	136,641,759	181,898,343	8.2%
2006	45,208,929	212,411,545	257,620,474	11.6%
2007	44,371,042	361,311,856	405,682,898	18.3%
2008	39,781,476	160,595,817	200,377,293	9.1%
2009	37,168,833	301,621,641	338,790,474	15.3%
2010	28,295,934	218,846,621	247,142,555	11.2%
2011	23,020,663	43,439,843	66,460,506	3.0%
2012	20,882,846	132,348,569	153,231,415	6.9%
2013	16,896,725	124,434,440	141,331,165	6.4%
2014	11,620,052	101,416,185	113,036,237	5.1%
2015	10,646,042	–	10,646,042	0.5%
2016	11,411,416	–	11,411,416	0.5%
2017	11,974,292	2,351,106	14,325,398	0.7%
2018	8,886,196	2,338,285	11,224,481	0.5%
2019	4,843,033	–	4,843,033	0.2%
2020	2,026,838	–	2,026,838	0.1%
2023	–	5,400,000	5,400,000	0.2%
2034	–	6,933,333	6,933,333	0.3%
	$362,290,901	$1,852,101,200	$2,214,392,101	100.0%

5.1 years weighted average term to maturity with a weighted average interest of 6.8%

Property Specific Information

The following information reflects the property specific information for our portfolio as at December 31, 2004:

RioCan Real Estate Investment Trust

Property Portfolio

At December 31, 2004

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
Alberta						
Brentwood Village	Calgary, AB	50%	156,166	312,332	100.0%	Safeway, London Drugs, Sears Whole Home
Glenmore Landing	Calgary, AB	50%	73,570	147,140	100.0%	Safeway
Jasper Gates Shopping Centre	Edmonton, AB	100%	94,456	149,456	98.5%	London Drugs, Safeway*
Lethbridge Towne Square	Lethbridge, AB	100%	79,396	79,396	78.8%	London Drugs
Mayfield Common	Edmonton, AB	30%	143,754	479,180	97.2%	Winners, HomeSense, Save-On-Foods, Office Depot
Northgate Village Shopping Centre	Calgary, AB	100%	293,305	420,395	99.0%	Safeway, Staples, Home Depot*
RioCan Centre Grande Prairie I	Grande Prairie, AB	100%	217,771	317,771	100.0%	Rona, London Drugs, Cineplex, Staples, Wal-Mart*
RioCan Centre Grande Prairie II	Grande Prairie, AB	50%	31,707	63,414	100.0%	Winners, Michaels
RioCan Shawnessy	Calgary, AB	50%	234,530	839,705	100.0%	Zellers, Staples, Future Shop, Winners,Co-op*, Home Depot*, Canadian Tire*, Wal-Mart*
RioCan Signal Hill Centre	Calgary, AB	100%	453,693	568,693	100.0%	Zellers, Winners, Staples, Chapters, Real Canadian Superstore*
Riverbend Square Shopping Centre	Edmonton, AB	100%	136,091	136,091	99.2%	Safeway, Shoppers Drug Mart
South Edmonton Common	Edmonton, AB	50%	207,328	965,726	99.4%	London Drugs, The Brick, Home Outfitters, Old Navy, Wal-Mart*, Home Depot*, Real Canadian Superstore*, Cineplex*, Best Buy*, Staples*
Southland Crossing Shopping Centre	Calgary, AB	100%	132,072	132,072	97.7%	Safeway
British Columbia						
Abbotsford Power Centre	Abbotsford, BC	50%	99,384	438,768	100.0%	Winners, HomeSense, Zellers, Costco*,

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
						Rona/Revy*
Clearbrook Town Square	Abbotsford, BC	50%	94,126	188,252	94.6%	Safeway, Staples
Dilworth Shopping Centre	Kelowna, BC	100%	197,420	197,420	91.7%	Safeway, Staples
The Junction	Mission, BC	50%	133,802	267,604	99.8%	Save-On-Foods, Famous Players, London Drugs, Canadian Tire*
Parkwood Place Shopping Centre	Prince George, BC	50%	186,363	372,726	93.8%	The Bay, Overwaitea, London Drugs, Staples, Famous Players
Peninsula Village Shopping Centre	South Surrey, BC	50%	85,273	170,546	100.0%	Safeway, London Drugs
RioCan Langley Centre	Langley, BC	50%	190,319	380,638	100.0%	Winners, Sears Whole Home, HomeSense, Chapters, Future Shop
Strawberry Hill Shopping Centre	Surrey, BC	50%	166,409	332,818	97.8%	Home Depot, Cineplex, Winners, Chapters, Sport Chek
Tillicum Centre	Victoria, BC	50%	228,579	457,158	99.2%	Zellers, Famous Players, Safeway, Winners, London Drugs, Old Navy, Linens 'N' Things
Vernon Square Shopping Centre	Vernon, BC	100%	98,110	151,110	91.5%	London Drugs, Safeway*
Manitoba						
Kildonan Crossing Shopping Centre	Winnipeg, MB	100%	178,874	178,874	95.7%	Safeway, Petcetera
New Brunswick						
Brookside Mall	Fredericton, NB	50%	138,210	276,420	95.0%	Zellers, Sobeys, Rossy
Chaleur Centre	Bathurst, NB	100%	275,053	275,053	67.9%	Wal-Mart, Kent
Madawaska Centre	St. Basile, NB	100%	271,753	271,753	77.1%	Zellers, Staples
Northumberland Square	Miramichi, NB	100%	208,338	208,338	99.2%	Zellers, Shoppers Drug Mart

Property	Location	Ownership Interest	RioCan's Interests NLA (Sq. Ft.)	Total Site NLA (Sq. Ft.)	% Leased	Major Tenants
Wheeler Park Power Centre	Moncton, NB	100%	271,973	647,588	100.0%	Sears Whole Home, Winners, Staples, Old Navy, Famous Players, Costco*, Kent*, Loblaws*
Newfoundland						
Trinity Conception Square	Carbonear, NF	100%	183,277	183,277	93.7%	Dominion, Wal-Mart

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Ontario						
404 Town Centre	Newmarket, ON	50%	124,636	249,272	100.0%	Zellers, A&P
1000 Islands Mall	Brockville, ON	100%	267,507	267,507	97.8%	Wal-Mart, Your Independent Grocer, Sears, Shoppers Drug Mart
1717 Avenue Road	Toronto, ON	100%	17,373	17,373	100.0%	LCBO, Blockbuster
Adelaide Centre	London, ON	100%	80,938	80,938	100.0%	A&P
Albion Centre	Toronto, ON	50%	174,700	349,400	100.0%	Canadian Tire, Fortino's
Belleville Plaza	Belleville, ON	100%	89,237	89,237	100.0%	Stream International
Belleville Wal-Mart Centre	Belleville, ON	100%	210,545	210,545	100.0%	Wal-Mart, Office Depot
Bellfront Shopping Centre	Belleville, ON	100%	110,256	160,256	97.6%	Super C, Canadian Tire*
Bolton Country Shopping Plaza	Bolton, ON	100%	87,005	87,005	98.0%	Zehrs
Boulevard Shopping Centre I, II & III	Ottawa, ON	50%	115,507	231,014	100.0%	Zellers, Loeb, Winners, Food Basics
Burlingwood Shopping Centre	Burlington, ON	100%	46,379	46,379	100.0%	No Frills

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Cambrian Mall	Sault Ste. Marie, ON	100%	129,464	311,295	81.7%	Winners, Sport Chek, Canadian Tire*, Loblaws*
Churchill Plaza	Sault Ste. Marie, ON	100%	172,852	172,852	91.2%	A&P
City View Plaza	Nepean, ON	100%	59,970	59,970	100.0%	Loeb
Clarkson Crossing	Mississauga, ON	50%	98,318	196,636	100.0%	Dominion, Canadian Tire, Shoppers Drug Mart
Clarkson Village Shopping Centre	Mississauga, ON	100%	64,309	64,309	92.2%	HomeSense, Sport Mart
Colborne Plaza	Brantford, ON	100%	70,397	70,397	100.0%	Zehrs
Collingwood Centre	Collingwood, ON	100%	223,437	223,437	99.2%	Zellers, Price Chopper
Commissioners Court Plaza	London, ON	100%	94,140	94,140	97.4%	Food Basics
County Fair Mall	Smiths Falls, ON	100%	162,966	162,966	97.1%	Zellers, Food Basics
Dougall Plaza	Windsor, ON	100%	128,719	128,719	100.0%	Food Basics
East Park Centre	Windsor, ON	100%	68,432	68,432	100.0%	Value Village
Eastcourt Mall	Cornwall, ON	100%	180,279	180,279	98.9%	Zellers
Elgin Mall	St. Thomas, ON	100%	264,849	264,849	95.5%	Zellers, Food Basics, Galaxy Cinemas, Sport Mart
Elmvale Acres Shopping Centre	Ottawa, ON	100%	146,803	146,803	94.5%	Loblaws, Pharma Plus
Empress Walk	Toronto, ON	100%	180,811	238,811	98.6%	Famous Players, Staples, Future Shop, Loblaws*
Enterprise Plaza	Windsor, ON	100%	49,629	49,629	97.4%	United Furniture Warehouse
Fallingbrook Shopping Centre	Ottawa, ON	100%	97,549	97,549	100.0%	Loeb, Shoppers Drug Mart
Five Points Shopping	Oshawa, ON	100%	367,618	367,618	100.0%	Zellers, A&P, Staples, Winners, Sears

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Centre						
Frontenac Mall	Kingston, ON	100%	272,901	272,901	96.9%	Wal-Mart, Food Basics
Galaxy Centre	Owen Sound, ON	100%	91,563	91,563	100.0%	No Frills, Galaxy Cinemas
Gloucester Silver City	Gloucester, ON	60%	136,334	287,223	100.0%	Famous Players, Chapters, Future Shop, Old Navy, Loblaws*
Goderich Wal-Mart Centre	Goderich, ON	100%	96,930	204,786	100.0%	Wal-Mart, Canadian Tire*, Zehrs*
Green Lane Centre	Newmarket, ON	33%	53,597	298,236	100.0%	Michaels, PETsMART, Linens 'N' Things, Costco*
Halton Hills Shopping Centre	Georgetown, ON	100%	70,228	70,228	100.0%	Food Basics
Hamilton-Highbury Plaza	London, ON	100%	5,269	5,269	100.0%	
Hartsland Market Square	Guelph, ON	100%	108,715	108,715	100.0%	Zehrs
Heart Lake Town Centre	Brampton, ON	100%	127,486	127,486	100.0%	A&P
Highbury Shopping Plaza	London, ON	100%	70,932	70,932	97.1%	Premier Fitness, Shoppers Drug Mart
Hunt Club Centre	Ottawa, ON	100%	66,989	66,989	100.0%	A&P
Hy & Zel's Centre	Brampton, ON	100%	32,294	32,294	100.0%	Hy & Zel's
Innes Road Plaza	Ottawa, ON	100%	47,658	167,658	100.0%	PETsMART, Costco*
Kanata Centrum Shopping Centre	Kanata, ON	100%	257,385	497,385	100.0%	Wal-Mart, Chapters, Loblaws*,Canadian Tire*, AMC Theatres*
Kendalwood Park Plaza	Whitby, ON	50%	77,223	154,446	98.4%	Price Chopper, Value Village, Shoppers Drug Mart
Kennedy Commons	Toronto, ON	50%	193,487	467,974	100.0%	AMC Theatres, The Brick, Dominion, Sears Whole Home, Chapters, Rona*

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Langstaff Place Shopping Centre	Woodbridge, ON	100%	37,769	62,769	100.0%	No Frills*
Lawrence Square	Toronto, ON	100%	683,320	683,320	96.2%	Zellers, Fortino's, Canadian Tire
Lincoln Fields Shopping Centre	Ottawa, ON	50%	144,770	289,540	96.0%	Wal-Mart, Loeb
London Plaza	London, ON	100%	138,409	138,409	28.7%	Value Village
Markington Square	Scarborough, ON	15%	26,250	175,000	95.5%	Zellers, Dominion, Shoppers Drug Mart
Meadowlands Power Centre	Ancaster, ON	100%	145,573	589,177	100.0%	HomeSense, Future Shop, Sport Chek, Costco*, Staples*, Home Depot*, Zellers*, Sobeys*
Midtown Mall	Oshawa, ON	100%	136,444	176,444	100.0%	Shoppers Drug Mart, A&P*
Millcroft Shopping Centre	Burlington, ON	50%	185,227	370,454	98.3%	Zellers, Canadian Tire, Ultra Mart
Miracle Plaza	Hamilton, ON	100%	83,765	83,765	100.0%	Ultra Mart
Mississauga Plaza	Mississauga, ON	100%	174,626	174,626	100.0%	Zellers, Price Chopper
Mountain Plaza Mall	Hamilton, ON	100%	233,132	233,132	97.7%	Wal-Mart
Mountainview Mall	Midland, ON	100%	292,757	292,757	92.7%	Zellers, Food Basics, Galaxy Cinemas
New Liskeard Wal-Mart Centre	New Liskeard, ON	100%	82,742	127,498	100.0%	Wal-Mart, Canadian Tire*
Niagara Falls Plaza	Niagara Falls, ON	100%	143,825	143,825	100.0%	Zellers, IGA
Niagara Square	Niagara Falls, ON	15%	61,492	409,947	72.9%	The Bay, Cineplex, Sport Chek, Shoppers Drug Mart
Norwest Plaza	Kingston, ON	100%	40,603	40,603	100.0%	Petcetera
Oakridge Centre	London, ON	100%	39,099	39,099	100.0%	Pharma Plus, CIBC
Orangeville	Orangeville,	100%	183,406	183,406	96.0%	Zellers, A&P

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Mall	ON					
Orillia Square Mall	Orillia, ON	100%	307,330	307,330	99.7%	Zellers, Canadian Tire, No Frills, Staples
Parkway Mall	Scarborough, ON	15%	32,427	216,180	98.8%	Dominion, Staples, Shoppers Drug Mart
Pickering Annex	Pickering, ON	15%	35,936	274,116	99.4%	Staples, DeBoers*
Pine Plaza	Sault Ste. Marie, ON	100%	42,380	42,380	97.9%	A&P
Port Elgin Shopping Centre	Port Elgin, ON	100%	47,076	82,076	100.0%	Giant Tiger, Canadian Tire*
Premier Plaza	St. Catharines, ON	100%	143,827	143,827	95.2%	Premier Fitness, Canadian Tire (call centre)
Renfrew Mall	Renfrew, ON	100%	138,528	138,528	57.2%	Wal-Mart
RioCan Centre Kingston	Kingston, ON	100%	396,772	517,817	100.0%	HomeSense, Old Navy, Cineplex, Sears, Staples, Winners, Future Shop, Home Depot*
RioCan Centre London North	London, ON	100%	105,040	165,040	100.0%	Chapters, PETsMART, Loblaws*
RioCan Centre London South	London, ON	100%	139,595	139,595	97.1%	A&P
RioCan Centre Newmarket	Newmarket, ON	40%	26,688	66,720	100.0%	Staples
RioCan Centre Sudbury	Sudbury, ON	50%	117,150	499,696	100.0%	Famous Players, Sears, HomeSense, Staples, Chapters, Home Depot*, Costco*
RioCan Centre Thunder Bay	Thunder Bay, ON	100%	284,689	284,689	100.0%	Wal-Mart, Staples, Future Shop, Winners, Chapters
RioCan Centre Windsor	Windsor, ON	100%	239,321	349,321	100.0%	Famous Players, Sears, The Brick, Staples, Costco*
RioCan Colossus Centre	Vaughan, ON	60%	272,787	725,645	100.0%	HomeSense, Office Place, Old Navy, Rona/Revy, Famous Players*, Costco*
RioCan Durham Centre	Ajax, ON	100%	855,649	1,236,649	100.0%	Zellers, Best Buy, Old Navy, HomeSense, Winners, Chapters, Future Shop, Linens 'N' Things, Wal-Mart, Canadian

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
						Tire, Cineplex, Home Depot*, Loblaws*, Costco*
RioCan Fairgrounds	Orangeville, ON	100%	320,640	464,715	100.0%	Wal-Mart, Commisso's, Winners, Galaxy Cinemas, Future Shop, Home Depot*, Canadian Tire*
RioCan Hall	Toronto, ON	100%	248,235	248,235	100.0%	Famous Players, Chapters
RioCan Leamington	Leamington, ON	100%	192,891	192,891	100.0%	Wal-Mart, A&P
RioCan Leaside Centre	Toronto, ON	50%	66,518	133,036	100.0%	Canadian Tire, Future Shop
RioCan Marketplace	Ottawa, ON	62.5%	197,703	431,325	99.6%	Wal-Mart, Winners, Staples, Loblaws*
RioCan Marketplace	Toronto, ON	33%	28,913	226,649	100.0%	Winners, Real Canadian Superstore*
RioCan Merivale Place	Nepean, ON	100%	187,873	187,873	100.0%	Your Independent Grocer, Winners, Home Outfitters
RioCan Niagara Falls	Niagara Falls, ON	100%	197,554	381,129	100.0%	Wal-Mart, Staples, Zehrs*, Home Depot*
RioCan Thickson Ridge	Whitby, ON	50%	181,520	493,040	100.0%	Sears Whole Home, Future Shop, Home Outfitters, Winners, Home Depot*
RioCan Warden	Toronto, ON	100%	232,367	232,367	100.0%	Wal-Mart, Winners, Future Shop
RioCan West Ridge	Orillia, ON	100%	238,201	368,201	100.0%	Food Basics, Wal-Mart, Galaxy Cinemas, Home Depot*
RioCentre Newmarket	Newmarket, ON	100%	94,169	94,169	100.0%	Dominion, Shoppers Drug Mart
RioCentre Oakville	Oakville, ON	100%	106,884	106,884	100.0%	A&P, Shoppers Drug Mart
RioCentre Thornhill	Thornhill, ON	100%	140,315	140,315	100.0%	No Frills, Winners, HomeSense
Rona Centre	Toronto, ON	100%	134,370	134,370	100.0%	Rona
Sandalwood Square Shopping Centre	Mississauga, ON	100%	107,860	107,860	98.1%	Commisso's

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Sherwood Forest Mall	London, ON	100%	219,555	219,555	93.9%	A&P, Shoppers Drug Mart, Goodlife Fitness
Shoppers World Brampton	Brampton, ON	100%	643,415	781,415	99.7%	Zellers, Canadian Tire, Price Chopper, Winners, Staples, The Bay*
Shoppers World Danforth	Toronto, ON	50%	164,410	328,820	100.0%	Zellers, Dominion, Staples
South Hamilton Square	Hamilton, ON	100%	304,433	304,433	100.0%	Zellers, Fortino's, Shoppers Drug Mart
Southgate Shopping Centre	Ottawa, ON	100%	72,669	72,669	100.0%	Loeb, Shoppers Drug Mart
St. Clair Beach Shopping Centre	Windsor, ON	100%	76,001	126,001	99.4%	Zehrs*
Stratford Centre	Stratford, ON	100%	160,082	160,082	100.0%	Zellers, Food Basics
Sudbury Supermall	Sudbury, ON	100%	136,033	191,777	99.7%	Zellers, Your Independent Grocer*
Timiskaming Square	New Liskeard, ON	100%	164,136	164,136	84.0%	Loeb, Zellers
Timmins Square	Timmins, ON	30%	119,191	397,303	95.4%	Wal-Mart, Zellers, Sears, No Frills, Winners, Sport Chek
Trafalgar Ridge Shopping Centre	Oakville, ON	100%	116,902	116,902	100.0%	Winners, Home Sense
Trenton Wal-Mart	Trenton, ON	100%	111,413	111,413	100.0%	Wal-Mart
Trinity Common Brampton	Brampton, ON	60%	397,530	877,550	100.0%	Zellers, Famous Players, A&P, Winners, HomeSense, Future Shop, Indigo, Staples, Home Depot*, Canadian Tire*
Trinity Common Orleans	Orleans, ON	60%	109,351	297,252	100.0%	Loeb, Winners, Staples, Home Depot*
Upper James	Hamilton, ON	100%	128,652	128,652	100.0%	Canadian Tire, The Barn
Walker Place	Burlington, ON	50%	34,929	69,858	100.0%	Commisso's

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
West Side Place	Port Colborne, ON	100%	93,383	93,383	97.1%	No Frills, Zellers
Westgate Shopping Centre	Ottawa, ON	100%	185,932	185,932	98.9%	Shoppers Drug Mart
Westminster Centre	London, ON	100%	125,359	125,359	93.7%	Staples
Wharncliff Centre	London, ON	100%	60,752	60,752	94.2%	No Frills
Willowdale Plaza	Toronto, ON	100%	50,223	50,223	100.0%	Dominion
Windsor Business Depot	Windsor, ON	100%	25,768	25,768	100.0%	Staples
Woodview Place	Burlington, ON	100%	147,852	147,852	100.0%	Miracle Ultramart, Future Shop, Chapters

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Prince Edward Island						
Charlottetown Mall	Charlottetown, PEI	50%	164,790	329,580	96.9%	Zellers, Loblaws Atlantic Superstore, Winners, Sport Chek
Quebec						
Carrefour Carnaval	St. Leonard, QC	100%	158,434	158,434	94.4%	Super C, Value Village
Carrefour Neufchatel	Neufchatel, QC	100%	256,857	256,857	62.5%	Super C, Rossy
Carrefour Trois Rivieres	Trois Rivieres, QC	15%	68,159	454,393	93.9%	Wal-Mart, Winners, Staples, Future Shop, Galaxy Cinemas
Centre Carnaval	Drummondville, QC	100%	143,646	143,646	100.0%	Super C, Staples
Centre Carnaval	LaSalle, QC	100%	206,317	206,317	99.9%	Super C, L'Aubainerie
Centre Carnaval	Montreal, QC	100%	67,815	67,815	100.0%	Super C

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Centre Carnaval	Pierrefonds, QC	100%	129,801	129,801	100.0%	Super C
Centre Carnaval	Trois Rivieres, QC	100%	113,752	113,752	100.0%	Super C, Rossy
Centre de la Concorde	Laval, QC	100%	111,112	111,112	97.9%	Super C
Centre Jacques Cartier	Longueuil, QC	50%	106,465	212,930	98.2%	IGA, Guzzo Cinema, Value Village
Centre Regional Chateauguay	Chateauguay, QC	50%	105,826	211,652	97.2%	Super C, Hart
Centre RioCan Kirkland	Kirkland, QC	100%	320,030	320,030	100.0%	Famous Players, Staples, Winners
Centre St. Martin	Laval, QC	100%	235,273	235,273	85.2%	Provigo, The Brick, Shoppers Drug Mart, Rossy
Galeries Laurentides	St. Jerome, QC	100%	447,096	447,096	89.7%	Maxi, Zellers
Galeries Mille-Iles	Rosemere, QC	100%	250,722	250,722	98.1%	Maxi, Zellers, Staples
Galeries Richelieu	St. Jean sur Richelieu	15%	33,525	223,500	66.8%	Maxi, Staples, Shoppers Drug Mart
Granby	Granby, QC	100%	49,304	49,304	100.0%	Maxi
Lachute Wal-Mart Centre	Lachute, QC	100%	75,681	110,681	100.0%	Wal-Mart, Loblaws*
Les Galeries Lachine	Lachine, QC	100%	164,204	164,204	96.2%	Maxi, Rossy
Levis Small	Levis, QC	100%	19,081	19,081	83.2%	
Mega Centre Cote-Vertu	St. Laurent, QC	15%	46,805	412,033	93.6%	Winners, Future Shop, Staples, L'Aubainerie, Rona*
Place Carnaval	Laval, QC	100%	104,240	104,240	100.0%	Super C
Place Des Quatre Bourgeois	St. Foy, QC	100%	244,728	244,728	98.2%	IGA, Winners, Rossy
Place Forest	Montreal, QC	100%	121,696	121,696	97.1%	Staples, Rossy
Place Kennedy	Levis, QC	100%	105,790	155,790	91.2%	Winners, Staples, Canadian Tire*
Place Newman	LaSalle, QC	100%	169,138	169,138	95.6%	Maxi, Winners, Rossy

Property	Location	Ownership Interest	RioCan Interest (Sq. Ft.)	Total Site (Sq. Ft.)	% Leased	Major Tenants
Plaza La Sarre	La Sarre, QC	100%	79,602	104,602	89.7%	L'Aubainerie, Metro-Richelieu, Canadian Tire*
RioCan Greenfield	Greenfield Park, QC	50%	185,862	371,724	100.0%	Maxi, Leons, Winners, Staples, Guzzo Cinemas
RioCan Sainte Foy	St. Foy, QC	100%	484,651	748,232	100.0%	Wal-Mart, Famous Players, Staples, Cineplex, Sears Whole Home, Super C*, Home Depot*
Silver City Hull	Hull, QC	100%	93,858	448,858	100.0%	Winners, Famous Players, Wal-Mart*, Maxi*, Staples*, Rona*
St. Hyacinthe Wal-Mart Centre	St. Hyacinthe, QC	100%	161,504	249,004	100.0%	Wal-Mart, Staples, Canadian Tire*,
Saskatchewan						
Confederation Mall	Saskatoon, SK	100%	328,808	328,808	93.1%	Wal-Mart, Safeway
Parkland Mall	Yorktown, SK	100%	267,762	267,762	97.5%	Zellers, The Bay, IGA
South Hill Mall	Prince Albert, SK	100%	163,018	163,018	67.0%	Winners, Galaxy Cinemas, Shoppers Drug Mart, Safeway*
Southland Mall	Regina, SK	100%	435,922	435,922	96.7%	Wal-Mart, Safeway, Cineplex, Chapters
Town 'N' Country Mall	Moose Jaw, SK	100%	345,812	345,812	80.4%	Zellers, Sears, Winners, Galaxy Cinemas, Sport Chek
Total retail			**29,764,192**	**44,492,489**	**96.3%**	

Note:

Total site net leasable area (NLA) includes RioCan's and partners' ownership interests and estimates for non-owned anchor tenants.

* Non-owned anchor tenants.

Property	Location	Date of Acquisition/ Initial Advance	Leaseable Area (sq.ft.)	% Leased	Major Tenants
Participating Mortgages and Loans Receivable with Purchase Options:					
RioCan Centre Burloak	Oakville, Ontario	Aug. 2003	-	-	Home Depot*, Cineplex, Longo's
RioCan Marketplace Ottawa	Ottawa Ontario	Jan. 2004	-	-	Indigo Books, Galaxy Theatre, Sport Chek
RioCan Marketplace Toronto	Toronto, Ontario	Aug. 2002	86,739	100.0%	Home Depot*, Loblaws*, Winners
RioCentre Brampton	Brampton, Ontario	Nov. 2002	-	-	A&P

Properties

404 Towne Centre
1111 Davis Drive, Newmarket, Ontario

This single-storey open shopping centre was originally constructed in 1987 with an expansion at the north end of the property in 1989. The centre is situated on the north side of Davis Drive, just west of Highway No. 404. The centre has a gross leaseable area of 249,272 square-feet and is anchored by Zellers and a recently expanded and renovated A&P. The property includes an effective mix of national tenancies including Shoppers Drug Mart, National Sports, Bank of Montreal, Swiss Chalet and Harvey's. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

1000 Islands Mall
2399 Parkedale Avenue, Brockville, Ontario

This enclosed mall contains 267,507 square-feet of leaseable area. Major tenants include Sears, Your Independent Grocer (Loblaws) and Shoppers Drug Mart as well as a 5,000 square-foot Kelsey's restaurant pad constructed by us in 1999. The site was formerly owned by way of a long-term land lease; in November 2002, we successfully purchased the land.

The site will undergo a significant redevelopment in 2005 and 2006 as a major tenant (Wal-Mart) vacated in February 2005 and Sears will relocate from their existing premises into approximately 85,000 square-feet of the former Wal-Mart premises. Business Depot (Staples) has also leased 15,000 square-feet of the former Wal-Mart premises. In addition to Wal-Mart vacating, Your Independent Grocer (Loblaws) will vacate in March 2005 and Shoppers Drug Mart will relocate from their existing premises into approximately 18,000 square-feet of the former Your Independent Grocer premises. Urban Planet has also leased approximately 10,000 square-feet of the former Your Independent Grocer premises. This portion of the redevelopment will be completed in late-2005 with the replacement of the former Sears and Shoppers Drug Mart premises anticipated to be completed in early-2006. We have completed a deal with Galaxy Cinemas to lease the majority of the Sears unit. In addition, a new 5000 square foot free standing pad will be constructed as part of the redevelopment.

1717 Avenue Road
Toronto, Ontario

Located at the northeast corner of Avenue Road and Fairlawn Avenue in one of the busiest nodes in the City of Toronto, this 17,373 square-foot unenclosed centre is anchored by the L.C.B.O. and Blockbuster. The centre, acquired in 2002 as part of a three property transaction.

Abbotsford Power Centre
1201 – 1355 Sumas Way, Abbotsford, British Columbia

Abbotsford Power Centre is located at the intersection of Sumas Way and McConnell Road in Abbotsford, British Columbia. This new format centre is comprised of six freestanding buildings with an aggregate area of 198,768 square-feet, located directly adjacent to Revy Home Centre and Costco. The significant draw from these two "shadow-anchors" is complementary to the centre's excellent tenant mix that includes Zellers, Winners and PETsMART. The property is currently being expanded by 15,000 square feet to accommodate a 52,000 square foot Winners and HomeSense store. Additionally, a 5,000 square-foot freestanding pad is scheduled for development in 2005. We purchased this property in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest.

Adelaide Centre
1030 Adelaide Street North, London, Ontario

The Adelaide Shopping Centre is an unenclosed community shopping centre located at the northeast corner of Adelaide Street and Cheapside Street in London, Ontario and contains an aggregate of 80,938 square-feet of gross leaseable area. Major tenants include A&P, Rogers Video and TD Canada Trust.

Albion Centre
1530 Albion Road, Toronto, Ontario

We purchased this property in August 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The site, including the land on which the shopping centre building is situated, was acquired by way of a long-term (approximately 27 years at acquisition) lease. Located at the intersection of Albion Road and Kipling Avenue, the 349,400 square-foot centre is anchored by Fortino's and Canadian Tire, and enjoys a strong mix of tenancies including the L.C.B.O., Shoppers Drug Mart, Rogers Video, Bank of Montreal, Reitman's and The Beer Store. This one stop community shopping centre was recently renovated, and contains a food court that seats 350 customers. The 8,000 square-foot freestanding pad which was completed in 2003, facilitated the expansion and relocation of The Beer Store from the interior mall, and the accommodation of a 2,000 square-foot national restaurant operator (Bombay Chopsticks). Freestanding pads of 3,000 and 5,000 square feet are scheduled to be built during 2005.

Belleville Plaza
540 Dundas Street West, Belleville, Ontario

Built in 1963, this unenclosed 89,237 square-foot building is located east of Wall Bridge Loyalist Road on the north side of Dundas Street West. Formerly a retail site, we allowed the former anchor, Zellers, to buy out their lease term in order to lease the entire unit to Stream International, a call centre, which commenced operations in December 2000. We also allowed the existing IGA to buy out their remaining lease term in early 2001 in order to facilitate a further expansion of Stream International into the entirety of the building.

Belleville Wal-Mart Centre
Rural Route No. 5, Belleville, Ontario

This centre consists of 210,545 square-feet of new format retail space. Major tenants include Wal-Mart, Office Depot and Super Pet. Within the last year, approximately 18,000 square-feet of new retail space was constructed. The site is now fully developed.

Bellfront Shopping Centre
366 North Front Street, Belleville, Ontario

Located at the intersection of Bell Boulevard and North Front Street this unenclosed community shopping centre was built in 1988 and contains 110,256 square-feet. Major tenants include Super C (Metro Richelieu), Mark's Work Wearhouse, CIBC, Moore's, Tim Horton's and Subway.

Bolton Country Shopping Centre
301 Queen Street South, Bolton, Ontario

This unenclosed strip centre is situated on the southeast corner of Queen Street South (Highway 50) and Elwood Drive. National tenancies at the property include TD Canada Trust, Zehrs (Loblaws), Jumbo Video and Pet Valu. Including the freestanding Swiss Chalet/Harvey's restaurant, the centre has a gross leaseable area of 87,005 square-feet.

Boulevard Shopping Centre
1055 St. Laurent Avenue, Ottawa, Ontario

This centre consists of the former Donald Plaza (acquired in October 1996), the Ottawa Shopping Centre (acquired in December 1997) and a parcel of land currently under development operating in conjunction as one dominant neighbourhood retail shopping centre. The site consists of five unenclosed buildings combining to contain 231,014 square-feet of gross leaseable area. The centre contains strong national tenants such as Zellers, Loeb, Winners, Laurentian Bank and Tim Horton's. We sold a 50% interest in the property in June 2002 to Kimco Realty Corporation.

The partnership purchased an additional 4.9-acres of vacant land adjacent to the site in August 2002. The lands are currently being developed into approximately 83,000 square-foot of strip retail space that will combine with the existing site to form a 302,000 square-foot neighbourhood retail shopping centre. The newly developed site will be anchored by a 35,000 square-foot Food Basics (A&P) supermarket. The majority of the development has been leased to strong national tenants including Petcetera and Mark's Work Wearhouse and will be completed by summer 2005. Four tenants totalling approximately 12,000 square feet opened for business during 2004.

Brentwood Village Mall
3639 Brentwood Road N.W., Calgary, Alberta

Brentwood Village Mall is an unenclosed, community shopping centre containing an aggregate area of 312,332 square-feet of gross leaseable area. The shopping centre has an excellent collection of anchor tenants that include Sears Whole Home, Linens 'N' Things, Safeway, London Drugs. The shopping centre is further strengthened by the presence of leading national retailers such as Pier 1 Imports, Blockbuster, Sleep Country, Pennington's, TD Canada Trust, Bank of Montreal, Harvey's, and KFC. We acquired this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Brookside Mall
435 Brookside Drive, Fredericton, New Brunswick

This enclosed mall anchored by Zellers contains 276,420 square-feet of leaseable area and is located on the north side of the Saint John River. The mall underwent extensive renovations in 1998 and 1999, with the existing Sobey's unit relocating to the former Kmart unit, while a Rossy department store leased the former Sobey's unit. In addition, a 31,000 square-foot call centre was constructed in the remaining Kmart area. In February 2004, a 29,000 square-foot expansion of the existing call centre commenced operations. We have a 50% ownership interest in this property and receive a preferred return on this asset.

Burlingwood Shopping Centre
2400 Guelph Line Road, Burlington, Ontario

Burlingwood Centre is an unenclosed, 46,379 square-foot strip retail centre constructed in 1985. The centre is located at the southwest corner of Guelph Line Road and Coventry Way in Burlington. The property is anchored by a No Frills (Loblaws) supermarket. Other major tenants include Pharma Plus and Tim Horton's.

Cambrian Mall
44 Great North Road, Sault Ste. Marie, Ontario

Built in 1984, Cambrian Mall is a single level enclosed shopping centre. Upon acquisition of the centre in April of 1998, we sold a portion of the existing mall comprising 10,750 square-feet and adjacent parking to Canadian Tire, permitting them to expand and renovate their store while still remaining part of the centre.

As a result of Zellers' acquisition of Kmart in 1998, we were able to acquire the existing Zellers space in order to renovate the mall. The former Zellers store was demolished, and Loblaws built a new 71,500 square-foot supermarket. A new 26,000 square-foot Winners store and a 14,000 square-foot Sport Chek (Forzani's) store now occupy the unit formerly occupied by Loblaws. The newly constructed Loblaws store was sold to the tenant in October 2000. We currently own 129,464 square-feet of the centre, which is occupied by a number of strong tenancies including Shoppers Drug Mart, Bank of Montreal, CIBC and TD Canada Trust.

Carrefour Carnaval (St. Leonard)
6705 Jean-Talon Street East, St. Leonard (Montreal), Québec

This community based strip centre has four major retail tenants, Super C (Metro Richelieu), Value Village, Corbeil Electrique and Pennington's. In addition to retail space, the property has a three-storey office tower. The property is located just off the Trans Canada Highway as it passes through Montreal. The retail space comprises 122,463 square-feet of leaseable area and the office tower contains 35,971 square-feet of leaseable area. The entire complex was built in 1985.

Carrefour Neufchatel
4605 Blvd. De l'Auvergne, Neufchatel, Quebec

Centre Super Carnaval Neufchatel is a 256,857 square-foot enclosed shopping centre. The property is anchored by a 67,437 square-foot Super Carnaval (Metro Richelieu) supermarket. Other national tenants at the centre include Rossy, Reitman's, Radio Shack and Bentley Leather. A lease buyout was completed with the 84,810 square-foot Zellers late in 2002, which provides us with the opportunity to redevelop the former junior department store unit and significantly enhance future cash flow. The first phase of this redevelopment program, a 23,057 square-foot L'Aubainerie, commenced operations in June 2004 and a 9,973 square-foot bar/nightclub commenced operations in November 2004.

Carrefour Trois Rivieres
4520 Boul. Royal, Carrefour Trois Rivieres Ouest, Quebec

In October 2003, RioCan purchased an interest in Carrefour Trois Rivieres (an enclosed mall) and Carrefour des Recollets (a strip mall) which collectively contain 454,393 square feet. The property is located at the intersection of Bellefeuille Street and Recollets Boulevard in Trois Rivieres Ouest. The property' s primary anchor is a recently relocated and newly constructed 128,000 square foot Wal-Mart store that has committed to a long-term lease. The site contains a number of additional strong anchors including Winners, Staples and Future Shop as well as many national and strong regional tenancies. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Centre Carnaval (Drummondville)
565 St. Joseph Boulevard, Drummondville, Quebec

Centre Super Carnaval in Drummondville, Quebec is a 143,646 square-foot unenclosed community shopping centre with two anchor tenants, Super C (Metro Richelieu) and Business Depot (Staples). National tenants located at the property include Laurentian Bank and Corbeil Electrique. Laurentian Bank will construct a second storey on their premises that is scheduled to be completed by spring 2005.

Centre Carnaval (LaSalle)
7401 Newman Boulevard, Ville LaSalle (Montreal), Québec

Built in 1986, Centre Super Carnaval is an open neighbourhood shopping centre that includes a five-storey office complex. The total leaseable area is 206,317 square-feet, divided between the shopping centre (154,826 square-feet) and the office complex (51,491 square-feet). The major tenants in the shopping centre include Super C (Metro Richelieu) and L'Aubainerie while the major tenants within the office space are Metro Richelieu and Nautilus Plus. The property also includes Boccacino's, a freestanding restaurant located on the corner section of the lot at the intersection of Newman and Leger Boulevards.

Centre Carnaval (Montreal)
6900 St. Jacques Street West, Montreal, Québec

This unenclosed shopping centre is primarily a Super C (Metro Richelieu) location with ancillary space. The total leaseable area is 67,815 square-feet, 81% of which is occupied by Super C. The centre is situated west of the Westmount section of Montreal. The centre was built in 1987.

Centre Carnaval (Pierrefonds)
11701-11845 Pierrefonds Boulevard, Pierrefonds, Québec

Built in 1986, this unenclosed shopping centre complex contains 129,801 square-feet of leaseable space. The anchor tenant is Super C (Metro Richelieu), which occupies 55,000 square-feet of the leaseable space. The centre is located in a residential section of Montreal that offers a large customer base. National tenancies include TD Canada Trust and Subway. A new 2,999 square-foot freestanding building was constructed at the property for SAQ during 2004.

Centre Carnaval (Trois Rivieres)
1325 Pel Del'Hotel De Ville, Trois Rivieres, Quebec

Centre Carnaval Trois Rivieres is an 113,752 square-foot unenclosed community shopping centre. The centre is anchored by a 54,000 square-foot Super Carnaval (Metro Richelieu) supermarket. The site's

second anchor, a 30,000 square-foot Liquidation Maynard vacated the site in 2001 and was replaced by a 22,000 square-foot Rossy junior department store and an 8,000 square-foot Dollarama in 2002.

Centre de la Concorde (Laval)
4400 Concorde Blvd., Laval, Quebec

Centre de la Concorde is an 111,112 square-foot unenclosed community shopping centre anchored by a 64,864 square-foot Super Carnaval (Metro Richelieu) supermarket and a Jean Coutu pharmacy.

Centre Jacques-Cartier
1401 Chemin de Chambly, Longueil, Quebec

Centre Jacques Cartier is a 212,390 square-foot enclosed shopping centre located in the heart of the former City of Longueuil. The property is anchored by a 31,000 square-foot IGA (Sobey's) supermarket, a 24,000 square-foot Value Village, a 16,000 square-foot Rossy junior department store as well as a 14 screen Guzzo Cinema. National tenancies at the property include Pharmaprix (Shoppers Drug Mart), CIBC, Blockbuster Video and Burger King. We purchased this property in September 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Centre Regional Chateauguay
184-200 d'Anjou Boulevard, Chateauguay, Quebec

The property is located on the south side of d'Anjou Blvd. in the Montreal suburb of Chateauguay. The property is located on the primary commercial artery of the community. Acquired in February 2002 through the joint venture with Kimco Realty Corporation, we own 50% of the enclosed centre that encompasses 211,652 square-feet of leaseable area. The property is anchored by Super C (Metro Richelieu) and Hart. The property contains a strong mix of national tenants including Royal Bank, Reitman's, Radio Shack and Footlocker.

Centre RioCan Kirkland
3200 Jean Yves St., Kirkland, Quebec

Located on the West Island of Montreal, a portion of the site was acquired in December 1999 containing an 87,467 square-foot Famous Players Coliseum theatre that serves as the site's primary anchor. The theatre committed to a long-term lease expiring in December 2024. The remaining 232,563 square-feet of new format retail space was acquired from Trinity Development Group Inc. in March 2002 and has been leased to high-quality tenants including Business Depot (Staples), Winners, Pier 1 Imports, Danier Leather, Jacob, Roots, Aldo, Guess?, and 5,000 square-foot freestanding Kelsey's and Montana's restaurants. Over the course of 2002, numerous national tenants totalling 23,000 square-feet commenced operations including Limite, Buffalo, Suzy Shier and Subway. In May 2003, a 3,000 square-foot Tim Horton's commenced operations. The site is now fully developed.

Centre St. Martin
965 Boulevard Cure-Labelle, Laval, Quebec

Centre St. Martin is a 235,273 square-foot shopping centre located in the western portion of Laval. The property is anchored by a 37,756 square-foot The Brick and a 45,131 square-foot Club Enterpot – Provigo (Loblaws) supermarket. National tenants operating at the site include Pharmaprix (Shoppers Drug Mart), Royal Bank, Reitman's and Radio Shack.

Chaleur Centre
400 Route 430, Big River, New Brunswick

Chaleur Centre is a single level, enclosed shopping mall located in the Bathurst suburb of Big River, New Brunswick. It encompasses 275,053 square-feet of leaseable area and is anchored by Wal-Mart and Kent Building Supplies. Other national tenants in the centre include Reitman's and Bentley Leathers. The former Sobey's supermarket vacated the property in April 2003, which provided us with the opportunity to redevelop the former grocery store premises and significantly enhance future cash flow. This premises was leased to a call centre (Client Logic) in September 2004.

Charlottetown Mall
670 University Avenue, Charlottetown, Prince Edward Island

This enclosed mall contains 329,580 square-feet of leaseable area. Extensive construction throughout 1998 led to the opening of a new freestanding 36,000 square-foot Loblaws supermarket, a 19,000 square-foot Sport Chek and a 26,000 square-foot Winners store in the summer of 1999. Further, Zellers expanded into the former 36,000 square-foot grocery store within the mall, resulting in a fully renovated 108,000 square-foot junior department store. The remainder of the centre continues to be leased to strong tenancies including Shoppers Drug Mart, Bank of Montreal, Reitman's and Moore's. We sold a 50% interest in the property to Kimco Realty Corporation in August 2002.

Churchill Plaza
Highway 17B & Churchill Blvd., Sault Ste. Marie, Ontario

Churchill Plaza is a 172,852 square-foot unenclosed shopping centre serving Sault Ste. Marie and surrounding areas. The shopping centre is anchored by an A&P supermarket and contains a strong mix of retailers including Pharma Plus, L.C.B.O. and Subway. The centre was extensively redeveloped in 1999 and still maintains the potential for one additional pad to be constructed in the future. Redeveloped through a partnership, we purchased the remaining 50% ownership interest in December 2004.

City View Plaza
1508 Merivale Road, Nepean, Ontario

City View Plaza is situated at the intersection of Merivale Road and Lotta Avenue in the residential community of Nepean, a flourishing suburb of Ottawa. This centre contains 59,970 square-feet of leaseable area and is host to a variety of service oriented national and local retailers. The centre anchored by a 22,463 square-foot Loeb (Metro Richelieu) grocery store and a 6,375 square-foot Pharma Plus drugstore. The site was expanded in 2003 through the construction of a freestanding 7,300 square-foot Part Source (Canadian Tire).

Clarkson Crossing
920-980 Southdown Road, Mississauga, Ontario

We purchased this property in 2004 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership. Clarkson Crossing is well situated in the westerly part of the GTA, within southwestern Mississauga. The property is located on one of the major arteries in Mississauga within an established and growing community. The centre contains 196,636 square-feet of leaseable area anchored by a 53,768 square-feet Dominion supermarket and a 49,419 square-feet Canadian Tire. Other major tenants include Shoppers Drug Mart, L.C.B.O. and Quizno's.

Clarkson Village Shopping Centre
1865 Lakeshore Road West, Mississauga

Clarkson Village is prominently located within its community a short distance west of Clarkson Road on Lakeshore Rd. W. The 64,309 square-foot unenclosed shopping facility has been serving the community since 1987. The site was formerly anchored by A&P, who bought out their remaining lease term in 2002 providing us the opportunity to convert the former grocery store premises into a HomeSense and a Forzani's Sport Mart.

Clearbrook Town Square
32,500 South Fraser Way, Abbotsford, British Columbia

We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership. Located strategically along Abbotsford's main retail corridor, the centre contains 188,252 square-feet and is anchored by Safeway and Staples. National tenants located at the property include HSBC Canada, Swiss Chalet, Starbucks and H&R Block.

Colborne Place
603 Colborne Street East, Brantford, Ontario

This property is an open centre with 70,397 square-feet of leaseable space. Zehrs and Jumbo Video are the anchor tenants, collectively accounting for 60% of the leaseable area. National tenants include Pet Valu and Pizza Pizza. Colborne Place was built in 1990.

Collingwood Centre
55 Blue Mountain Road, Collingwood, Ontario

The Collingwood Centre is a community shopping centre currently consisting of 234,437 square-feet of retail space. The centre is located at the northeast corner of Blue Mountain Road and Highway 26 and is anchored by Zellers, Canadian Tire and IGA (Sobey's). National tenancies include Pharma Plus and Joggers.

In 2001, we successfully purchased seven acres of adjacent vacant land with the goal of expanding the existing site. During 2003, Zellers completed a 31,000 square-foot expansion and renovation of its existing store. In March 2004, a 58,000 square-foot Canadian Tire commenced operations. During the remainder of 2004, a 2,900 square-foot Canadian Tire gas station commenced operations along with approximately 23,190 square-feet of new retail space, that has been leased to a number of national tenants including Mark's Work Wearhouse, Montana's and Pet Valu. A 4,000 square-foot Casey's restaurant is scheduled to commence operations in March 2005 and additional development totalling approximately 5,000 square feet is anticipated to commence operations in late-2005. Canadian Tire plans to complete a 15,000 square foot expansion to its store in 2006.

Commissioners Court Plaza
509 Commissioners Road West, London, Ontario

Built in 1987, Commissioners Court Plaza is a 94,140 square-foot, single-storey L-shaped strip plaza. The centre is anchored by a 58,000 square-foot Food Basics (A&P). National tenancies include Tim Horton's and Little Caesar's.

Confederation Mall
300 Confederation Drive, Saskatoon, Saskatchewan

Confederation Mall is a 328,808 square-foot enclosed community shopping centre anchored by a 149,000 square-foot Wal-Mart and a 47,000 square-foot Safeway. Originally constructed in 1972, the centre underwent renovation and expansion in 1990. The centre contains a strong mix of national tenants including Bank of Montreal, Mark's Work Wearhouse, Sport Mart, Petland, Foot Locker, and the Saskatchewan Liquor Board who expanded their premises in 2001.

County Fair Mall
275 Brockville Street, Smiths Falls, Ontario

This 162,966 square-foot enclosed centre is located in the heart of a densely populated residential area in the city of Smiths Falls. The centre is anchored by Zellers and an A&P food store, and contains a number of strong national tenants including Reitman's, Warehouse One and Payless Shoes.

Dilworth Shopping Centre
2339 Highway 97 North, Kelowna, British Columbia

Constructed in 1990, this centre comprises six buildings totaling 197,420 square-feet, 5,600 square-feet of which is second-storey office space. The centre is anchored by Safeway and Staples/Business Depot. National tenancies include TD Canada Trust, Rogers Video, Boston Pizza and Dairy Queen.

Dougall Plaza
2491-2505 Dougall Road, Windsor, Ontario

Dougall Plaza is an open centre consisting of 128,719 square-feet of retail space built in 1977. The plaza is anchored by a 28,114 square-foot Food Basics. We negotiated a lease buyout in 1999 on a portion of the Food Basics space, into which we successfully accommodated Fabricland and The Fitness Club.

East Park Centre
6711 Tecumseh Road East, Windsor, Ontario

East Park Centre is located on Tecumseh Road, the major commercial east/west arterial route through Windsor. The centre consists of 68,432 square-feet divided into four freestanding buildings and a strip plaza. The centre was recently redeveloped and is now anchored by a Value Village and a Dollarama. Other national tenancies at the property include Bank of Nova Scotia, Harvey's, Arby's and Taco Bell.

Eastcourt Shopping Centre
1390 2nd Street East, Cornwall, Ontario

Located at the northwest corner of 2nd Street East and Glengarry Boulevard, this 180,279 square-foot enclosed mall is anchored by Zellers. The centre provides a strong mix of national tenants including Royal Bank, Reitman's, Blockbuster Video, Subway and The Beer Store. In addition, there are three single tenant and one multi-tenant freestanding pads on site. We purchased the property as part of an eight property transaction in May 2004.

Elgin Mall
417 Wellington Street, St. Thomas, Ontario

Elgin Mall is an enclosed mall located at the northeast corner of Highview Drive and Wellington Street in St. Thomas, Ontario. This redeveloped property contains an aggregate of 264,849 square-feet of gross leaseable area, anchored by an 87,000 square-foot Zellers, a 36,000 square-foot A&P and a newly constructed Galaxy Theatre (21,000 square feet), which commenced operation in November 2003. The centre contains a diverse mix of national tenants, which includes Payless Shoes, Hallmark Cards, Stitches, Shoppers Drug Mart, La Senza, TD Canada Trust and Kelsey's.

Elmvale Acres Shopping Centre
1910 St. Laurent Blvd., Ottawa, Ontario

Elmvale Acres Shopping Centre is a 146,803 square-foot enclosed shopping centre that services the community with a strong mix of national tenants. The property is anchored by a 42,747 square-foot Loblaws. National tenants operating at the property include Pharma Plus, Royal Bank, L.C.B.O., The Beer Store and Blockbuster Video. Additional development potential of approximately 15,000 square-feet exists at the site. We purchased the property in November 2004.

Empress Walk
5095 Yonge Street, Toronto, Ontario

Empress Walk is a 180,811 square-foot urban retail entertainment destination, located north of the intersection of Yonge Street and Sheppard Avenue, opposite to Mel Lastman Square in the heart of North York. A 64,000 square-foot state of the art Famous Players Theatre anchors the property. The shopping centre is well represented by national tenants, including Staples, Wendy's, Fabricland and Future Shop. In addition, Loblaws owns and operates a 58,000 square-foot supermarket as part of the complex.

Enterprise Plaza
2601 Lauzon Parkway, Windsor, Ontario

Fronting Lauzon Road with direct access to EC Expressway, Enterprise Plaza is a redevelopment property comprising of a total of 49,629 square-feet of gross leaseable area. Constructed in 1989, this centre consists of a retail strip plaza, a 30,000 square-foot freestanding building leased to United Furniture Warehouse and XS Cargo, and a 5,500 square-foot single-storey Goodyear Service Centre and contains additional development density of 28,000 square-feet.

Fallingbrook Shopping Centre
1675 Tenth Line Road, Ottawa (Orleans), Ontario

This unenclosed community shopping centre was built in 1987 and consists of 97,549 square-feet. The centre is anchored by a 33,000 square-foot Loeb (Metro Richelieu) supermarket. Other national tenancies include L.C.B.O., The Beer Store, Shoppers Drug Mart, Rogers Video, Subway, Pizza Pizza and Tim Horton's.

Five Points Shopping Centre
285 Taunton Road East, Oshawa, Ontario

Located at the southeast corner of Ritson Road North and Taunton Road East, this 367,618 square-foot enclosed mall is anchored by Zellers and A&P. The centre provides a strong mix of national tenants including Shoppers Drug Mart, National Sports, TD Canada Trust, Rogers Video and Northern Reflections. The centre was expanded in 2000 by approximately 64,000 square-feet to accommodate a 26,500 square-foot Winners, a 25,500 Business Depot (Staples) and a 12,000 square-foot BouClair.

Zellers also expanded in 2000 both inside and outside the existing mall by approximately 22,000 square-feet.

In 2002 we were successful in acquiring 3.5 acres of vacant land adjacent to the site and we are currently in the process of leasing and developing a 58,000 square-foot addition to the existing unenclosed portion of the site. Approximately 49,000 square-feet has been leased to a Premier Fitness which will commence operations in 2006 and an additional 4,000 square-feet has been leased to Casey's Restaurant which commenced in August 2004. Finally, 12,000 square-feet has been leased to Sears which commenced operations in December 2004.

Frontenac Mall
300 Bath Road, Kingston, Ontario

This enclosed mall, located at Bath Road and Gardiners Road, contains 272,901 square-feet of leaseable area. The property is anchored by a 114,000 square-foot Wal-Mart and a 40,000 square-foot Food Basics (A&P). National tenants located at the property include Payless Shoes and Bell Mobility.

Galaxy Centre
Owen Sound, Ontario

Currently under redevelopment, the Galaxy Centre consists of a newly constructed Galaxy Theatre, No Frills (Loblaws) and Giant Tiger. The property has a 5,000 square foot pad scheduled to be developed in 2005. Upon completion of the development phases, the redeveloped shopping centre will comprise approximately 123,000 square-feet.

Galeries Laurentides
500 Boulevard des Laurentides, St. Jerome, Quebec

Galeries Laurentides is an enclosed community shopping centre located at the intersection of Boulevard Des Laurentides and Boulevard Lachapelle. The total leaseable area is 447,096 square-feet, divided between the shopping centre (316,565 square-feet) and the office complex (130,531 square-feet). The retail component is anchored by a 73,401 square-foot Zellers and a 25,752 square foot Maxi (Loblaws). The property also contains a number of strong national tenants including Radio Shack and Reitman's. The property was acquired in October 2004.

Galeries Mille-Iles
315 Boulevard Cure-Labelle, Rosemere, Quebec

This 250,722 square-foot enclosed shopping centre is located at the southwest corner of Boulevard Cure-Labelle and Boulevard Bouthillier. A 92,226 square-foot Maxi (Loblaws) supermarket and a 73,480 Zellers junior department store anchor the centre. The property is tenanted by a number of strong national tenants including Business Depot (Staples), Mark's Work Wearhouse, CIBC and SAQ. Additional development potential of approximately 25,000 square-feet exists at the site. The property was acquired in October 2004.

Galeries Richelieu
1000 Semiaire Blvd., St- Jean-sur-le- Richelieu, Quebec

Galeries Richelieu is a 233,499 square foot new format power centre situated on Seminaire Boulevard, St-Jean-sur-Richelieu's primary commercial artery. Anchor tenants include CLSC (57,092 square-feet), a government medical clinic, Maxi (34,446 square-feet) and Business Depot (26,050 square-feet). Two 5,000 square-foot pads will be developed in 2005. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association -

College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Glenmore Landing
1600 - 90th Avenue S.W., Calgary, Alberta

Constructed in 1985, Glenmore Landing has a leaseable area of 147,140 square-feet. National tenants, including Canada Safeway, Bank of Montreal, McDonald's Restaurant, TD Canada Trust and a Canada Safeway Gas Bar, occupy over 50% of the site. We have a 50% ownership interest in the property.

Gloucester Silver City
Oglivie Road/Highway 17 at Blair Road, Gloucester, Ontario

Located on the northwest corner of the Oglivie Road and Highway 17 intersection, this centre draws from a primary trade area of 280,000 people. Anchored by an 81,000 square-foot Famous Players Silver City, a 24,000 square-foot Chapters and a 24,000 square-foot Future Shop, the first phase of the centre was completed and fully operational in late 1999 and is tenanted by Montana's and East Side Mario's. The second phase of the site is tenanted by a number of strong national tenants including Old Navy, Sport Mart, Guess?, Jacob, Moore's and Casey's. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in the portfolio in April 2003 has increased our ownership interest to 60%.

Goderich Wal-Mart Centre
263 Huron Road, Goderich, Ontario

Goderich Wal-Mart Centre contains approximately 96,930 square-feet. An additional 26,500 square-feet of retail area may be developed, constructed and leased on this site. Major tenants include Wal-Mart, Blockbuster Video and Harvey's. We sold Loblaws its 60,000 square-foot premises in March 2004. In addition, Canadian Tire owns and operates a store contiguous to and operating as a part of the centre.

Granby
840-854 Rue Principale, Granby, Quebec

Granby is a 49,304 square-foot shopping centre located at the intersection of Rue Principale and Rue Authier. This strip centre is anchored by a 23,902 square-foot Maxi (Loblaws). National tenants operating at the shopping centre include Reitman's and Pennington's. We purchased the property as part of an eight property transaction in May 2004.

Green Lane Centre
Yonge Street & Green Lane West, Newmarket, Ontario

This 40-acre site was developed into a 420,791 square-foot new format retail centre. The site is anchored by a 137,000 square-foot Costco and a 123,000 square-foot Loblaws store (both of which own their own lands) as well as a 28,000 square-foot Linens 'N' Things and a 22,000 square-foot Michael's. The remainder of the site is occupied by a number of strong national tenants including PETsMART, BouClair, Reitman's, and La Senza. Three freestanding pads (TD Canada Trust, Milestones and Kelsey's) were sold in February 2004. Substantially completed in 2004, the site was developed by a partnership between us (33%), Trinity Development (33%) and Kimco Realty Corporation (33%).

Halton Hills Shopping Centre
235 Guelph Street, Georgetown, Ontario

Halton Hills is an unenclosed community shopping centre situated at the southeast corner of Guelph Street and Alcott Drive. The centre contains a gross leaseable area of 70,228 square-feet and is leased to a number of strong tenancies including Food Basics (A&P) and TD Canada Trust.

Hamilton-Highbury Plaza
941-945 Hamilton Road and 94 Giles Street, London, Ontario

This small, single-storey retail centre is situated on the southwest corner of Highbury Avenue and Hamilton Road. The centre was constructed in 1983 and is located on partially freehold land and partially leased land - such leases expire September 14, 2023. The property comprises 5,269 square-feet of leaseable area divided into three units.

Hartsland Market Square
160 & 200 Kortright Road West, Guelph, Ontario

Acquired in November 2004, Hartsland Market Square has a leaseable area of 108,715 square-feet. The centre is anchored by a 59,000 square foot Zehrs (Loblaws), which is complemented by strong national tenants including Blockbuster, Bank of Nova Scotia, and TD Canada Trust.

Heart Lake Town Centre
180 Sandalwood Parkway, Brampton, Ontario

The Heart Lake Town Centre is an unenclosed shopping centre located at the northwest corner of Sandalwood Parkway and Kennedy Road in Brampton, Ontario and contains an aggregate of 127,486 square-feet of gross leaseable area. Major tenants include A&P, Shoppers Drug Mart, The Beer Store, Blockbuster Video and Bank of Montreal.

Highbury Shopping Plaza
1295 Highbury Avenue, London, Ontario

Highbury Shopping Centre is a 70,932 square-foot unenclosed community shopping centre located in London, Ontario. The centre is anchored by a 31,000 square-foot Premier Fitness, and contains national tenants that include Shoppers Drug Mart, Blockbuster, and Pet Valu.

Hunt Club Centre
3310 McCarthy Road, Ottawa, Ontario

The Hunt Club Centre is an unenclosed shopping centre located at the intersection of McCarthy Road and Paul Anka Drive in Ottawa, Ontario and contains an aggregate of 66,989 square-feet of gross leaseable area. A&P, Shoppers Drug Mart, Rogers Video and Bank of Nova Scotia are the major tenants.

Hy & Zel's Centre
Brampton, Ontario

Hy & Zel's Centre is a 32,294 square-foot single-storey freestanding Hy & Zel's store. The centre is located in Brampton, just east of the Vodden Street and Highway 10 intersection. The building was originally constructed in the 1970's and was renovated in 1986 to accommodate the Hy & Zel's tenancy. Hy & Zel's entered into a fully net 15-year lease that commenced July 1, 1995.

Innes Road Centre
Cyrville Road/Innes Road, Gloucester, Ontario

Located at the southeast corner of Cyrville Road and Innes Road, this centre was developed in 1998 on a 50/50 joint venture basis with Trinity Development Group Inc. The 47,658 square-foot centre consists of three buildings leased to a number of strong tenancies including PETsMART, The Shoe Company, Swiss Chalet/Harvey's and Tim Horton's. In addition, Costco owns and operates a 115,000 square-foot store contiguous with, and operating as a part of the shopping centre. We purchased the remaining 50% interest in the property from Trinity Development Group Inc. in April 2003.

Jasper Gates Shopping Centre
14915-15061 Stoney Plain Road, Edmonton, Alberta

Built in 1991, Jasper Gates Shopping Centre is a 149,456 square-foot strip centre, of which we own 94,456 square-feet. The centre contains two large multi-tenant commercial buildings with three retail pads and a gas bar. Safeway owns and operates a store adjacent to, and operating as a part of this centre. National tenants include a London Drugs, TD Canada Trust, Rogers Video, and Starbucks.

Kanata Centrum Shopping Centre
130 & 300 Earl Grey Drive, Kanata, Ontario

This shopping centre opened in the summer of 1996 and currently contains 257,385 square-feet. The Kanata region is home to the country's leading technological companies and is often referred to as "Silicon North". The Centre benefits immensely from its location within this thriving and rapidly expanding community. Major tenants of this shopping centre include a recently expanded Wal-Mart, L.C.B.O., Chapters, TD Canada Trust, Rogers Video, Denny's and Harvey's. In addition, Loblaws owns and operates a 60,000 square-foot store contiguous with, and operating as a part of the shopping centre.

Kendalwood Park Plaza
1801 Dundas Street East, Whitby, Ontario

Kendalwood Park Place is an unenclosed shopping centre located at Dundas Street East and Kendalwood Road. The centre has a gross leaseable area of 154,446 square-feet.

The termination of Kmart in 1998 provided us with an excellent opportunity to enhance the cash flow of the centre and physically improve the existing structure. The 72,690 square-foot former junior department unit was completely renovated and leased to Price Chopper (Sobey's), Value Village and Pet Valu. Other national tenants include Shoppers Drug Mart, Dollarama and Fabricland. In late 2004, The Beer Store began a 1,500 square-foot expansion that will be completed in 2005. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

Kennedy Commons
2021 Kennedy Road, Scarborough, Ontario

Kennedy Commons is a 467,974 square-foot new format retail centre, leased to a strong mix of national retailers including Dominion (A&P), AMC Cinemas, Chapters, Sears Whole Home and The Brick. The property is well located with easy access off Highway 401. The centre consists of nine separate buildings and a Rona that is not owned by us but operates as part of the shopping centre. A Casey's restaurant was built in 2000 and an additional freestanding pad was developed in 2001 and leased to Henry's. We have a 50% ownership in this property.

Kildonan Crossing Shopping Centre
1615 Regent Avenue West, Winnipeg, Manitoba

This community shopping centre was built in 1989 and expanded in 1990, 1991 and 1992, with the addition of a pad site each year. The centre has a leaseable area of 178,874 square-feet, is anchored by a 58,000 square-foot Safeway food store. National tenants include TD Canada Trust, Petcetera, Pennington's and Boston Pizza.

LaChute Wal-Mart Centre
480 Bethany Road, LaChute Quebec

This centre is currently comprised of a 75,681 square-foot Wal-Mart store. An additional 15,400 square-feet may be developed, constructed and leased on the site. In addition, Loblaws owns and operates a store adjacent to, and operating as a part of this centre.

Langstaff Place Shopping Centre
8535, 45, 55, 65 & 85 Highway No. 27, Woodbridge, Ontario

This shopping centre opened in mid-1995 and currently contains 37,769 square-feet of commercial retail units. Major tenants include Bank of Nova Scotia and CIBC. Loblaws owns a No Frills store contiguous with, and operating as part of the shopping centre.

Lawrence Square
700 Lawrence Avenue West, Toronto, Ontario

Lawrence Square is a 683,320 square-foot enclosed shopping centre located at the intersection of Lawrence Avenue and Allen Road in Toronto, Ontario. The centre is comprised of two retail levels and three office levels, representing 385,306 square-feet of retail space and 194,289 square-feet of office space. A separate building on the property adds an additional 103,725 square-feet of office space. The property was built in 1989.

The three anchor tenants of the shopping centre are Zellers, Canadian Tire and Fortino's (Loblaws), collectively occupying over 60% of the leaseable space. Renovations to the mall were completed in 2000 in order to accommodate a new health club and a 10,000 square-foot BouClair. Hudson's Bay Company is the major tenant of the office tower and the sole occupant of the 103,725 square-feet freestanding office building.

Les Galeries Lachine
2972 Rue Remembrance, Lachine, Quebec

Les Galeries Lachine is an enclosed shopping centre containing approximately 164,204 square-feet located in the newly created borough of Lachine. The property is anchored by a 34,921 square-foot Maxi (Loblaws), who completed a 5,446 square-foot expansion to their premises in 2003. The property has a strong mix of national tenants including Rossy, Pharmaprix (Shoppers Drug Mart), TD Canada Trust, Reitman's, Radio Shack and Subway. The property was purchased in 2002 as part of a five property transaction.

Lethbridge Towne Centre
905 1st Avenue South, Lethbridge, Alberta

Located at the intersection of Stafford Drive and Crowsnest Trail, Lethbridge Towne Square is a strip plaza consisting of 79,396 square-feet of leaseable area. This site was completed in 1990 and is anchored by London Drugs and Boston Pizza.

Levis Small
110-128 Route du President-Kennedy, Levis, Quebec

This small, single-storey retail strip centre is situated on the southwest corner of Route due President-Kennedy and Rive Sud. The centre was constructed in 1985 and is located on one of Levis' main arterial roads. The property comprises 19,081 square-feet of leaseable area divided into eight units. We purchased the property as part of an eight property transaction in May 2004.

Lincoln Fields Shopping Centre
2525 Carling Avenue, Ottawa, Ontario

This 289,540 square-foot enclosed shopping centre is located in the heart of a densely populated residential area in the city Ottawa. We purchased this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership interest. A Wal-Mart junior department store and a Loeb (Metro Richelieu) supermarket anchor the centre. The property is tenanted by a number of strong national tenants including Pharma Plus, Moore's, Subway and Wendy's. A 2,500 square-foot freestanding restaurant pad leased to Pizza Pizza was constructed during 2003.

London Plaza
4465 Wellington Road South, London, Ontario

This 138,409 square-foot community shopping centre is located south of Highway 401 on Wellington Road South. This shopping centre was completed in 1961 and underwent improvements in 1991. The centre is anchored by Value Village. A lease buyout was negotiated with Zellers in July 2004, providing us the opportunity to re-develop the premise and add further value to the property.

Madawaska Centre
11 Madawaska Centre Drive, St. Basile, New Brunswick

This 271,753 square-foot enclosed shopping centre is anchored by a 91,000 square-foot Zellers and a 28,000 square-foot Business Depot (Staples). National tenancies at the shopping centre include Reitman's, Mark's Work Wearhouse and Tim Horton's. Zellers completed a 25,000 square-foot expansion in 2003.

Markington Square
3201-3227 Eglinton Avenue East, Scarborough, Ontario

Markington Square is a strip community shopping centre situated on 14.89 acres and comprising 174,997 square feet of gross leaseable area. The mall is located on Eglinton Avenue East between Kingston Road and Markham Road in the densely populated area of the former city of Scarborough (now the amalgamated City of Toronto). The centre is anchored by a 51,000 square foot A&P and a 61,000 square foot Zellers Select. The remainder of the centre is a mix of national and independent retailers including The Beer Store, Shoppers Drug Mart and McDonald's. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Mayfield Common
170th Street & Stoney Plain Road, Edmonton, Alberta

Mayfield Common is a 479,180 square-foot new format retail centre located at the Stoney Plain Road and Mayfield Road intersection, near the West Edmonton Mall. The centre is anchored by a 101,000 square-foot Save-On-Foods. Other national tenants include Sport Chek, Pennington's, Office Depot and Bank of

Montreal. The centre underwent an 18,000 square-foot expansion consisting of a 6,500 square-foot Danier Leather store and a 11,500 square-foot Globo Shoe Outlet in 1999. A new 5,000 square-foot Jacob store was constructed on the site in 2002 and further expansion potential exists. Wal-Mart vacated its premises in February 2004, providing us with the opportunity to significantly enhance the cash flow generated by the site. The former Wal-Mart premises has been redemised to accommodate a new 60,000 square-foot Winners/HomeSense store as well as a number of strong national tenants. A newly constructed 4,500 square foot free standing pad has been leased to Ricky's and the tenant will open in the summer of 2005. A 70% interest in this property was sold to CIBC Capital Partners in September 2003.

Meadowlands Power Centre
Golf Links & Martindale Crescent, Ancaster, Ontario

Meadowlands Power Centre commenced operations in the summer of 1996 and contains 145,573 square-feet. Major tenants include HomeSense (Winners), Future Shop, Kelsey's, Moore's, Michael's, PETsMART and Sport Chek. In addition, Costco, Home Depot, Zellers and Sobey's operate stores contiguous to and operating as a part of the site.

Mega Centre Beauport
Beauport Quebec, Quebec

Mega Centre Beauport in Quebec City is a new format retail power centre that upon completion will comprise 330,000 square feet. The shopping centre is anchored by a Reno Depot that owns its own premises but operates as part of the site. Cineplex Odeon has completed a long-term land lease at the site. National tenants include Staples/Business Depot, Sports Experts, Addition Elle and Burger King. An additional 23,000 square feet will be completed and acquired by us over the next two years such that our ownership interest will be over 92,000 square feet. We purchased the property as part of a three property transaction in February 2005.

Mega Centre Cote Vertu
3600 de la Cote-Vertu Boul., St. Laurent, Quebec

Mega Centre Cote Vertu is a 312,033 square foot unclosed community shopping centre located at the intersection of Boulevard Cote Vertu and Rue Begin in close proximity to the TransCanada Highway. Anchor tenants include Winners (34,093 square feet), Future Shop (30,332 square feet), Business Depot (24,860 square feet) and Fly Furniture (75,847 square feet). A 110,000 square foot Rona owned home improvement store is located adjacent to the property and acts as a shadow anchor. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Mega Centre Lebourgneuf
Beauport Quebec, Quebec

Upon completion, Mega Centre Lebourgneuf in Quebec City will be an unenclosed new format retail centre that will total 870,000 square feet upon completion. It is anchored by (user-owned) retailers Costco, Home Depot, Canadian Tire and Loblaws. National tenants include L'Aubainerie, Winners, HomeSense, Sports Experts, Staples/Business Depot, Tommy Hilfiger, Tristan, Jacob, Aldo, La Vie en Rose, Reitman's and Moores. An additional 167,000 square feet will be completed and acquired by us over the next two years such that our owned interest will be nearly 460,000 square feet. We purchased the property as part of a three property transaction in February 2005.

Mega Centre Notre Dame
Laval, Quebec

Mega Centre Notre Dame in Laval will ultimately comprise 700,000 square feet anchored by (user-owned) retailers Super C (Metro Richelieu) and Zellers. National tenants include Winners, HomeSense, Mexx, Blockbuster, Guess?, Tristan, Pennington's and Fairweather. An additional 326,000 square feet will be completed and acquired by RioCan over the next two years such that RioCan's owned interest will be over 508,000 square feet. We purchased the property as part of a three property transaction in February 2005.

Midtown Mall
200 John Street West, Oshawa, Ontario

Midtown Mall is an enclosed single-storey retail facility with second-storey office space located at the northwest corner of John Street and Centre Street South in Oshawa, Ontario. This centre contains an aggregate of 136,444 square-feet of gross leaseable area and has a strong tenant mix including Shoppers Drug Mart, Pet Valu and Weight Watchers. An A&P supermarket operates adjacent and as part of the shopping centre.

The centre's original anchor, Canadian Tire, vacated its 66,200 square-foot store at the centre upon the expiry of its lease term in June 1999. The entirety of the space was re-leased to Le Skratch, Only Deals, Liquidation World and MTO. Additionally, a new 24,000 square-foot health club was constructed and became fully operational in 2002.

Millcroft Shopping Centre
2000 – 2080 Appleby Line, Burlington, Ontario

We purchased this property in December 2003 as part of a joint venture with CMHC, providing each partner with a 50% interest in the property. Located at the intersection of Appleby Line and Upper Middle Road, the property benefits from excellent anchor tenants, including Zellers, Canadian Tire and Ultra Food Mart (A&P). The new format centre contains a high quality mix of national tenants, including Shoppers Drug Mart, Mark's Work Warehouse, TD Canada Trust, L.C.B.O. and The Beer Store. The property offers additional future build-out opportunities, of which 15,000 square feet will be developed in 2005.

Miracle Plaza
119 Osler Drive, Hamilton, Ontario

Miracle Plaza is an 83,765 square-foot unenclosed shopping centre anchored by a 54,000 square-foot The Barn (A&P) supermarket. National tenancies include TD Canada Trust, L.C.B.O. and East Side Mario's. The property was built in 1990.

Mississauga Plaza
3100 Dixie Road, Mississauga, Ontario

Mississauga Plaza is an unenclosed shopping centre located on the northwest corner of Dundas Road and Dixie Street and contains an aggregate of 174,626 square-feet of gross leaseable area. The centre is anchored by Zellers and Price Chopper (Sobey's). The centre was expanded in 1999 by 15,000 square-feet to accommodate Tim Horton's and Town and Country Restaurant pads.

Mountain Plaza Mall
661 Upper James Street, Hamilton, Ontario

This 233,132 square-foot enclosed shopping centre is located at the southeast corner of Highway 6 and Fennel Avenue, a dominant location in a heavily populated area just south of downtown Hamilton, Ontario. Renovated and expanded in 1979, this single-storey enclosed centre is anchored by a 94,000 square-foot Wal-Mart and accommodates numerous strong national tenants including, Shoppers Drug Mart, Moore's, The Beer Store, and Blockbuster. The centre was purchased in 2002.

Mountainview Mall
RR#2 Highway 93, Midland, Ontario

This enclosed shopping mall contains 292,757 square-feet of leaseable space. The mall was constructed in 1983 and is the primary shopping centre for Midland, Ontario, a town located on Georgian Bay with a surrounding population of 50,000 people and also draws from the surrounding cottage area and from tourist traffic on Georgian Bay. The centre is leased to a number of strong national tenants including Zellers, A&P and Shoppers Drug Mart.

In 1999, we negotiated with Zellers to allow the tenant to buy out the remaining term of the former Kmart lease, which previously occupied 67,501 square-feet at the centre. We completed a lease for a 30,000 square-foot Galaxy Theatres and relocated and expanded Shoppers Drug Mart in the vacant Kmart space. In addition, Zellers renovated their store and expanded by 32,000 square-feet.

New Liskeard Wal-Mart Centre
133 Highway No. 11, New Liskeard, Ontario

This unenclosed shopping centre contains 82,742 square-feet. Major tenants include Wal-Mart and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to, and operating as a part of this centre. We have recently constructed a 5,000 square-foot freestanding pad for Mark's Work Wearhouse, who commenced operations on October 1, 2004. Additional development potential of approximately 6,500 square-feet exists at the site.

Niagara Falls Plaza
6777 Morrison Street, Niagara Falls, Ontario

Built in 1968, the 143,825 square-foot unenclosed community shopping centre is located at the northeast corner of Morrison Street and Dorchester Road. The plaza is anchored by an expanded 101,000 square foot Zellers, and a 33,000 square foot IGA (Sobey's). Collectively these tenants account for over 93% of the total gross leaseable area.

Niagara Square
7555 Montrose Road, Niagara Falls, Ontario

Purchased in October of 2004, Niagara Square is an enclosed community shopping centre comprising 409,946 square feet located in Niagara Falls within the Niagara Region of southwestern Ontario. The total site is 55 acres including 13.9 acres of expansion lands located at the northwest and southwest parts of the site. The property is anchored by a 102,167 square foot Bay store, a 46,185 square foot stadium seating Cineplex and a 20,161 square foot Sport Chek. In addition, the property includes national retailers such as La Senza, Northern Reflections, Payless Shoes, Bootlegger and Shoppers Drug Mart. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Northgate Village Shopping Centre
495 & 555 36th Street N.E., Calgary, Alberta

Northgate Village Shopping Centre contains 293,305 square-feet, of which 120,000 square-feet have been redeveloped and 100,000 square-feet have been added since 1994. The centre is anchored by Safeway, and is complemented by a strong mix of national tenancies that include Fabricland, The Shoe Warehouse, Red Lobster, The Olive Garden, The Keg, Wendy's and Harvey's. Home Depot owns a store contiguous to, and operating as part of the shopping centre.

A lease buyout was negotiated with IKEA in December 2004, providing us the opportunity to redevelop the 114,000 square foot store and significantly enhance the rest of the site. The first phase of redevelopment will be completed in Q4 2005 and will include Staples and JYSK Furniture. The remainder of the redevelopment will be completed in Q1 2006.

Northumberland Square
2441 King George Highway, Miramichi, New Brunswick

Northumberland Square is a 208,338 square-foot shopping centre located at the intersection of King George Highway and Rennie Road. This enclosed shopping centre is anchored by a 90,718 square-foot Zellers and draws population from a broad trade area. The centre contains a strong mix of national tenants including Shoppers Drug Mart, Mark's Work Wearhouse, Rogers Video, Reitman's and McDonald's. The property was acquired by us in February 2004.

Norwest Plaza
824 Norwest Road, Kingston, Ontario

Located at the southwest corner of Highway No. 2 and Highway No. 38, the property consists of two freestanding buildings constructed in 1987 and 1988, comprising 40,603 square-feet of leaseable area. National tenancies at the property include Petcetera, Blockbuster Video and Pennington's.

Oakridge Centre
1201 Oxford Street West, London, Ontario

Oakridge Centre is located on Oxford Street and Hyde Park Road. The centre is situated in a well-established residential neighbourhood, which has a large secondary trade area. Several tenants commenced operations during 2004, with the balance expected to open for business during 2005. The new building contains 39,099 square feet of leaseable area that is anchored by Pharma Plus, CIBC, and The Beer Store. Formerly an enclosed centre, we negotiated a land sale to the anchor tenant, Loblaws, then relocated the existing tenancies to a newly constructed building in 2004. The former mall is currently under demolition to allow Loblaws to construct a new 100,000 square foot store in 2005.

Orangeville Mall
150 First Street, Orangeville, Ontario

Orangeville Mall is an enclosed community mall located directly adjacent to RioCan Fairgrounds. This centre contains an aggregate of 183,406 square-feet of leaseable area. The centre is anchored by Zellers and A&P, which account for 64% of the shopping centre's gross leaseable area. National tenants include Reitman's, and Shoppers Drug Mart. We purchased the centre in 2002 as part of an eleven property transaction.

Orillia Square Mall
1029 Brodie Drive, Orillia, Ontario

Orillia Square Mall is an enclosed mall located at the corner of Burnside Line and Highway 11 in Orillia, Ontario. This centre contains an aggregate of 307,330 square-feet of leaseable area. The centre is anchored by Zellers and No Frills (Loblaws).

Excess lands originally purchased with the centre enabled us to construct a 50,000 square-foot Canadian Tire store and a 26,000 square-foot Staples store. Both tenants commenced operations in the fall of 1998. The final phase of expansion was a 10,000 square-foot Shoppers Drug Mart pad, which commenced operations in the summer of 1999. In December 2004, No Frills completed a 16,200 square-feet expansion. National tenants operating at the property include Burger King, Radio Shack, Suzy Shier, Bentley Leather and Work World.

Parkland Mall
277 Broadway St. E., Yorkton, Saskatchewan

Parkland Mall is a 267,762 square-foot enclosed shopping centre that services the community of Yorkton and surrounding area with a strong mix of national tenants. The centre is easily accessible located at the intersection of Highways 9 & 10. The property is anchored by The Bay, Zellers and IGA (Sobey's). The centre contains a strong mix of national tenants including Shoppers Drug Mart and Bank of Nova Scotia.

Parkway Mall
85 Ellesmere Road, Scarborough, Ontario

Parkway Mall is an enclosed community shopping centre located at the intersection of Victoria Park Avenue and Ellesmere Road in close proximity to Highway 401 and the Don Valley Parkway. This property contains 216,180 square-feet of retail and second floor office space. Formerly anchored by a Zellers Select store, we were able to secure the premises via lease buyout in order to redevelop the site and enhance cash flow. The redevelopment of the premises with a new 20,000 square foot Business Depot (Staples) store and two freestanding pads is projected to be complete by mid-2005. The property also contains a number of strong national tenants including Dominion (A&P), L.C.B.O., TD Canada Trust, Radio Shack, CIBC and Bank of Nova Scotia. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Parkwood Place Shopping Centre
1600 – 15th Avenue, Prince George, British Columbia

Parkwood Place is the dominant retail centre located in Prince George, British Columbia and contains excellent anchor tenants including The Bay, Famous Players, London Drugs, Save-On-Foods, and Staples Business Depot. Numerous national tenants, who include an expanded Moore's, Clarica Financial office, Pennington's, McDonald's, and the BC Liquor Store, complement the anchors. We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Peninsula Village Shopping Centre
15355 – 24th Avenue, South Surrey, British Columbia

Peninsula Village is a 170,546 square-foot, high profile, unenclosed centre located at the intersection of three major intercity thoroughfares. This shopping centre benefits from prime location in addition to limited competition. Peninsula Village is anchored by Safeway and London Drugs. Additional high

profile tenants include Canada Post, Chapters, Starbucks, McDonald's and the BC Liquor Store. We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner 50% interest in the property.

Pickering Annex
1755-1805 Pickering Parkway, Pickering, Ontario

The newly branded Pickering Annex is a 239,573 square-foot unenclosed shopping centre located within an established retail node at the intersection of Highway 401 and Brock Road. The site is adjacent to brand new Wal-Mart, Canadian Tire and Sam's Club stores. The site's former anchor, Sears, vacated their premises in March 2004 providing us with the opportunity to significantly enhance the cash flow generated by the site. The former Sears premises has been re-demised to accommodate a new 20,000 square-foot Business Depot (Staples) as well as a number of strong national tenants. In addition, a 35,000 square-foot DeBoer's shares the site but owns its own premises. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Pine Plaza
699 Pine Street, Sault Ste. Marie, Ontario

Pine Plaza is an unenclosed shopping centre located at the northwest corner of Pine Street and McNabb Street in Sault Ste. Marie, Ontario and contains an aggregate of 42,380 square-feet of gross leaseable area. The anchor tenant at the property is A&P.

Place Carnaval (Laval)
2425 Cure-Labelle Boulevard, Chomedy, Laval, Québec

This open neighbourhood shopping centre was built in 1986 and contains 104,240 square-feet of leaseable space. The site is anchored by Super C (Metro Richelieu) and Jean Coutu, and includes Harvey's and Subway as national tenants.

Place Forest
10521-10707 Boulevard Pie-IX, Montreal Nord, Quebec

In October 2002, we acquired a 100% interest in this enclosed community shopping centre located in the city of Montreal Nord. The 121,696 square-foot property is anchored by Business Depot (Staples) and Rossy. The property has a strong mix of national tenants including Pharmaprix (Shoppers Drug Mart), Royal Bank, Blockbuster Video, Reitman's and Payless Shoes.

Place Kennedy
800 Route due President-Kennedy, Levis, Quebec

Place Kennedy is a 105,790 square-foot new format retail centre located on the northwest corner of Route du President-Kennedy and Rue Des Forts. The centre is anchored by a 25,000 square-foot Business Depot (Staples) and a 23,539 square-foot Winners. In addition, Canadian Tire owns and operates a 50,000 square-foot store as part of the site. The property includes many other strong national retailers such as Mark's Work Wearhouse, Reitman's and Moores. We purchased the property as part of an eight property transaction in May 2004.

Place Newman
2101 Avenue Dollard, Lasalle, Québec

Place Newman is an enclosed 169,138 square-foot shopping centre in the newly created borough of LaSalle. The property is anchored by a 38,000 square-foot Maxi (Loblaws), a 25,000 square-foot Rossy and a 24,000 square-foot Winners. Other national tenants located at the site include Royal Bank, Uniprix and Radio Shack. We purchased the centre in 2002 as part of a five property transaction.

Plaza La Sarre
77 2 Rue Est, La Sarre, Quebec

Plaza La Sarre is a 79,602 square-foot enclosed community shopping centre anchored by a 23,305 square-foot Metro-Richelieu supermarket. In addition, Canadian Tire owns and operates a 25,000 square-foot store as part of the site. The centre contains a strong mix of national tenants including L'Aubainerie, SAQ and Reitman's. The property was constructed in 1978. We purchased the property as part of an eight property transaction in May 2004.

Port Elgin Shopping Centre
216 Goderich Street, Port Elgin, Ontario

Built in 1976, this unenclosed 47,076 square-foot shopping centre is located at the northwest corner of Irvings Drive and Goderich Street. We secured a lease buyout of the Zehrs (Loblaws) premises in 2004 and have subsequently re-leased the unit to Giant Tiger, who will commence operations in Q2 2005. National tenants located at the property include Bank of Nova Scotia, Pharma Plus, and L.C.B.O. Canadian Tire owns a store adjacent to and operating as part of the site.

Premier Plaza
366 Bunting Road, St. Catharines, Ontario

Built in 1961, this 143,827 square-foot community shopping centre is located at the southwest corner of Bunting Road and Carlton Street. Subsequent to the buyout of the leases of the centre's two anchor tenants, Zellers and A&P, we have been actively redeveloping the site. Upon completion, a newly constructed 59,000 square-foot Premier Fitness Centre and a 51,000 square foot Canadian Tire call centre will anchor the renovated centre. In addition, Mandarin restaurant opened a 17,000 square foot establishment in January 2005.

Renfrew Mall
740 Stewart Street North, Renfrew, Ontario

Renfrew Shopping Centre, an enclosed centre located just west of Ottawa, is anchored by Wal-Mart. Your Independent Grocer (Loblaws) vacated the centre in December 2004 which provides us with the opportunity to redevelop the unit and significantly enhance future cash flow. National tenancies located at the property include Carlton Cards and Reitman's. The centre contains 138,528 square-feet of gross leaseable area.

RioCan Centre Grande Prairie
100th Avenue, Grande Prairie, Alberta

RioCan Centre Grande Prairie is a 217,771 square-foot power centre. The shopping centre consists of a strong mix of national tenants including Cineplex Odeon, Staples, London Drugs, Mark's Work Wearhouse and Totem Building Supplies (Rona). A Wal-Mart store operates adjacent to the site bringing additional traffic to the shopping centre.

RioCan Centre Grande Prairie II
100th Avenue, Grande Prairie, Alberta

Purchased in November 2002 this 63,414 square-foot retail strip centre is located on the western border of the RioCan Grande Prairie site and is occupied by Winners, Michael's and JYSK Furniture. The centre forms part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest.

RioCan Centre Kingston
Gardiners Road and Taylor Kidd Boulevard, Kingston, Ontario

Located at the east side of Gardiners Road immediately south of the Taylor Kidd Boulevard, this unenclosed retail power centre consists of 518,000 square-feet in gross leaseable area. The first phase of the centre totals approximately 233,000 square-feet and is anchored by a Home Depot (which owns its own premises) and also includes such strong retail tenants as Sears, Business Depot (Staples), Future Shop, Cineplex, Sport Mart, Winners, BouClair and Danier Leather. Tenants that opened in 2001 include Pier 1 Imports, Old Navy, Winners and HomeSense. The final phase of the centre was completed in late 2002 and tenants that commenced operations included La Vie En Rose, Bombay Company and Mexx. In March 2002, we purchased the remaining 50% ownership interest in this property from our former partner Trinity Development Group Inc.

A second phase of this property will be developed in 2005 and 2006. Approximately 23 additional acres of land north of the existing property were purchased in December 2004. Upon completion, the phase will consist of approximately 248,000 square feet and include a number of strong national tenants including The Brick, Home Outfitters, Best Buy, TD Canada Trust and East Side Mario's. The site is projected to be substantially complete by the end of the fourth quarter of 2006.

RioCan Centre London North
94 Fanshawe Park Road, London, Ontario

Located at the intersection of Fanshawe Park Road and Richmond Street in North London, the site consists of a 105,040 square-foot unenclosed power centre, constructed in 1998. The centre is leased to a number of strong national tenants including PETsMART, Chapters, Pier 1 Imports, The Shoe Company, East Side Mario's and Jack Astor's. Loblaws operates adjacent to the site bringing additional traffic to the shopping centre. The centre is currently 100% leased.

RioCan Centre London South
387 – 401 Wellington Street South, London, Ontario

Located at the northwest corner of Wellington Street South and Commissioners Road, the site is a two level unenclosed shopping centre consisting of five freestanding buildings totaling 139,595 square-feet of gross leaseable area. The retail component generates the majority of its revenue from national and anchor tenants that include A&P, Rogers Video, East Side Mario's, Canada Post, Pizza Pizza, and Quizno's. The second-storey office component is occupied by McDonald's and a variety of local office users.

RioCan Centre Newmarket
17810 – 17830 Yonge Street, Newmarket, Ontario

We acquired a direct 40% interest in the RioCan Centre Newmarket from a private developer in 2001. Located at Yonge Street and Dawson Manor, the 66,720 square-foot site is anchored by Staples, which leases the land for their premises. The remainder of the site is leased to a strong mix of national tenants including Jack Astor's, The Shoe Company, Moore's and Mark's Work Wearhouse.

RioCan Centre Sudbury
Regional Road 55 (Kingsway), Sudbury, Ontario

This property originally consisted of three buildings totalling 152,176 square-feet of gross leaseable area. A 58,000 square-foot Famous Players theatre that commenced operations in November 1999 anchors the centre, sharing the site with a 135,000 square-foot Costco, which owns its own premises. The theatre is complemented by a number of strong national tenants including Chapters, Business Depot (Staples), The Shoe Company, Danier Leather, BouClair, Mark's Work Wearhouse and Kelsey's. This site became operational upon the completion of a freestanding Kelsey's restaurant in June 2000. We sold 50% of the property to Kimco Realty Corporation in September 2002.

In 2002, the joint venture acquired 8.4-acres of vacant land adjacent to the centre. The lands have been leased and developed to include Sears Whole Home, HomeSense, Pier I Imports and Montana's Restaurant. Combined with the original site as well as a new Home Depot that owns and operates its own 120,000 square-foot premises on the site, RioCan Centre Sudbury totals 499,696 square-feet.

Phase III, which is currently under development, will comprise 169,000 square feet of leaseable area. The phase will be anchored by national tenants such as, Winners, Linens 'N' Things, Michael's, PETsMART, Old Navy, and is projected to be substantially complete by Summer 2005.

RioCan Centre Thunder Bay
777 Memorial Avenue, Thunder Bay, Ontario

The 284,689 square-foot RioCan Centre Thunder Bay new format retail centre is anchored by a 126,000 square-foot Wal-Mart and is supported by a number of strong national tenancies including Future Shop, Winners and Chapters. The site contains approximately 10,000 square feet of excess density that will be developed in 2005. The centre was acquired in February 2001.

RioCan Centre Windsor
Provincial Road & Walkers Road, Windsor, Ontario

The RioCan Centre Windsor is located at Provincial Road and Walkers Road in Windsor, Ontario and is adjacent to a property containing an existing 135,000 square-foot Costco. This 239,321 square-foot new format retail centre was developed in four phases consisting of seven buildings. The first phase, a 68,000 Famous Players theatre was completed and the tenant commenced operations in December 1997. The second phase was completed in 1998 and contains a 26,000 square-foot PETsMART, a 26,000 square-foot Staples Business Depot, and freestanding Kelsey's and Montana's restaurants. The third phase included a 44,000 square-foot The Brick and a 10,000 square-foot Sport Mart. The fourth phase was completed in the summer of 2001 and involved the construction of a 51,500 square-foot Sears Whole Home store. Most recently, a 2,600 square-foot pad was added in early 2003, comprised of a Subway and Mega Wraps. The shopping centre is now fully developed.

RioCan Colossus Centre
Highway 400 & Highway 407, Vaughan, Ontario

Located northwest of the Highway 400/Highway 407 interchange in Vaughan, Ontario, RioCan Colossus Centre is an unenclosed new format retail centre with approximately 726,000 square-feet of leaseable area.

Two of the site's three anchors, Famous Players and Costco, each own its premises. The third anchor, a freestanding new format Rona store, consists of 120,972 square-feet of leaseable area with a 26,304 square-foot garden centre and is owned 60% by us. We originally owned 100% of the Rona premises, but

sold a 40% interest to Trinity Development Group Inc. in April 2003. Together, these tenants occupy approximately 392,000 square-feet of the centre's leaseable area.

We also have an interest in the remainder of the site which consists of 333,673 square-feet of strong retail tenancies including Office Place, HomeSense (Winners), Club Monaco, Jacob, Roots, Golf Town, Old Navy, East Side Mario's, Alice Fazooli's and Jack Astor's. In addition to the lands acquired in 1998, an additional parcel of land was acquired in 2001. These lands were leased to a number of strong national retailers including Freeman Formalwear, La Vie En Rose, Sport Mart, The Body Shop and Talbots. This final phase of the RioCan Colossus Centre comprising approximately 71,000 square-feet was completed and operational by the end of 2001. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in April 2003 increased our ownership interest to 60%.

RioCan Durham Centre
40 Kingston Road East, Ajax, Ontario

RioCan Durham Centre is a 492,356 square-foot new format retail centre located at the northeast corner of Highway 2 and Harwood Avenue. Major tenants include Zellers, Winners, Mark's Work Wearhouse, The Shoe Company, L.C.B.O. and Future Shop. In addition, Costco owns and operates a store adjacent to, and contiguous with the centre. We own lands abutting and neighbouring RioCan Durham Centre, which were partially developed in 2000. The expansion totalled approximately 68,500 square-feet and new tenants include Addition Elle, Bowring, Reitman's, Roots and Petcetera. The remaining lands contain approximately 50,000 square feet of density, of which 25,000 will be developed in 2005. We purchased the freestanding Zellers store in early 2002 and the 59,000 square-foot Loblaws store in November 2003. During 2004, the former Loblaws site was developed into a 27,000 square-foot HomeSense and a 32,000 square-foot Linens 'N' Things, which commenced operations during Q3. During 2005 approximately 25,000 square feet of retail space will be developed just north of the existing site. This portion of the site has been leased to a number of strong national tenants.

RioCan Durham Centre East (Ajax Wal-Mart)
Highway #2 & Salem Road, Ajax, Ontario

Located on the northeast corner of Highway #2 and Salem Road, this 297,797 square-foot development is anchored by a 129,000 square-foot Wal-Mart store, an 85,000 square-foot Canadian Tire Store and a 34,000 square-foot Cineplex Odeon Theatre. In addition, Home Depot owns and operates a 131,000 square-foot home improvement store that also serves as an anchor for the site. The remainder of the site is occupied by a number of strong tenancies including Pennington's, Wendy's/Tim Horton's, Kelsey's, and Payless Shoes. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven property transaction in June 2002.

RioCan Harwood Centre (Ajax West)
Highway # 2 & Harwood Avenue, Ajax, Ontario

Located at the northwest corner of Highway #2 and Harwood Avenue, this 6.48-acre site has been developed as an unenclosed new format retail centre, consisting of 65,496 square feet of leased space. The property is leased to Best Buy, Old Navy, Bombay Company, Kelsey's and Mexx. A portion of the site was sold to Loblaws, which constructed an 115,000 square-foot store. We originally had an indirect interest in the site in the form of a secured participating loan. After acquiring a 50% interest in the site in 2001, and an additional 50% during 2004, the property is now wholly owned.

RioCan Fairgrounds
93-99 First Street, 85-115 Fifth Avenue, Orangeville, Ontario

RioCan Fairgrounds is a 320,640 square-foot new format retail centre located at the intersection of Hwy 10 and First Street. This site is anchored by Wal-Mart, Commisso's (a sub-tenant of Loblaws) and Galaxy Theatres. Home Depot and Canadian Tire own stores contiguous to, and operating as part of the site. The regional dominance of the shopping centre has attracted a strong mix of national tenants that include Pennington's, Payless Shoes, Bank of Nova Scotia, Blockbuster, Harvey's, and Wendy's. During the 2003 development phase, a 19,000 square-foot Future Shop was added.

During 2003, we developed an 18.6 acres site of adjacent vacant lands that were formerly occupied by a warehouse building. Approximately 9.2-acres of the site were sold to Home Depot for the purpose of development of a 95,000 square-foot home improvement store that serves as an anchor for the site. The remainder of the site has been developed into a new format retail site occupied by Winners, Sport Mart, Mark's Work Wearhouse and an East Side Mario's. This stage of development was completed during 2004. An additional 10,000 square foot development will be developed in 2005.

We originally had an indirect interest in the sites in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the sites on March 7, 2002 and subsequently purchased the balance of the sites as part of an eleven property transaction in June 2002.

RioCan Hall
Richmond Street West, Toronto, Ontario

RioCan Hall comprises a 248,235 square-foot urban retail entertainment destination situated at the intersection of Richmond Street and John Street in the heart of downtown Toronto. A 106,000 square-foot state of the art Famous Players Entertainment Complex, The Paramount, anchors the property. Other national tenants include Chapters and Milestones. Lucid, a 52,000 square-foot nightclub and entertainment complex, opened for business during Q3 2004.

RioCan Greenfield
3514 Boulevard Taschereau, Greenfield Park, Québec

RioCan Greenfield is a 371,724 square-foot new format retail centre located on the south shore of Montreal. The centre is anchored by a 45,000 square-foot Maxi (Loblaws) supermarket and a 71,000 square-foot Leon's furniture store. The property includes many other strong national retailers such as Winners and Business Depot (Staples). A $4.6 million renovation was completed several years ago in order to accommodate additional tenants including an 18 screen Guzzo Cinema. RioCan purchased this property in 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

RioCan Langley Centre
20015-20085 Langley By-Pass, Langley, British Columbia

The centre consists of two separately purchased sites that are located across the street from one another. We purchased the first half of the site, Langley Gate, in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. This 152,324 square-foot new format retail centre is located in Langley, British Columbia, which is approximately 40 minutes east of downtown Vancouver. It is strategically situated at the northeast corner of 200th Street and the Langley By-Pass in a major intersection that provides the property with excellent exposure in the heart of the city of Langley's retail corridor. The centre is anchored by Sears, HomeSense and Chapters and has numerous strong national tenants including PETsMART and Swiss Chalet.

We purchased the second half of the site, Langley Power Centre, in March 2003 also as part of a joint venture with Kimco Realty Corp. This newly constructed, 228,314 square-foot new format retail centre is located directly across from Langley Gate. Langley Power Centre consists of seven buildings – the main building houses the anchor tenants, including Golf Town, Winners, Future Shop, Michael's, Office Depot and Coast Mountain Sports. The remaining 6 freestanding pads are predominantly comprised of national tenants including, among others, Starbucks, Montana's, Olive Garden and Tip Top Tailors. As this shopping centre was completed in 2002, less than 4% of the tenants' leases expire before 2011.

RioCan Leamington Centre
275-304 Erie Street South, Leamington, Ontario

Anchored by a 105,000 square-foot Wal-Mart store and a 46,000 square-foot A&P supermarket, this new format retail centre is located at the intersection of Erie Street South and Pulford Avenue, serving Leamington and the surrounding communities. The balance of the premises are leased exclusively to national tenants, including, among others Pennington's, Reitman's, Work World, Payless Shoes and First Choice Haircutters. In addition, Canadian Tire, Burger King and a local bakery own and operate stores contiguous to, and operating as a part of RioCan Leamington. An additional 7,000 square-foot freestanding pad was developed and leased to Sport Mart adjacent to the Wal-Mart premises. Sport Mart commenced operations on July 1, 2004. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the property on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven property transaction in June 2002.

RioCan Leaside Centre
815-845 Eglinton Avenue, Toronto, Ontario

RioCan purchased this property in September 2002 as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Located in a mature, affluent area in mid-town Toronto, the property benefits from the significant vehicular and pedestrian traffic flow from the neighbourhood. Anchored by a 56,000 square-foot Canadian Tire, the new format centre contains a high quality mix of national tenants, including Pier 1 Imports, PETsMART, Giant Carpet and Future Shop.

RioCan Marketplace
3651 – 3701 Strandherd Drive, Ottawa, Ontario

This property is currently being developed into a 450,000 square-foot new format retail centre. We acquired a 62.5% interest in the property in March 2004. Trinity Development Group Inc. owns the remainder of the site. The site is anchored by a 130,000 square-foot Wal-Mart store, which commenced operations in November 2001 and a 115,000 Loblaws food store, which owns its own premises but operates as part of the shopping centre. National tenants include Winners, Business Depot (Staples), Super Pet, Mark's Work Wearhouse, Reitman's, Kelsey's and Pizza Pizza. In December 2003, four freestanding pads (TD Canada Trust, Bank of Nova Scotia, Tim Horton's and Wendy's) were sold.

A second phase of the property totalling 118,000 square feet is being developed in 2005. Tenants to be located in this portion of the shopping centre include Galaxy Theatres, Indigo Books, Sport Chek L.C.B.O. and The Beer Store. We have an indirect interest in this portion of the site in the form of a secured participating loan.

RioCan Merivale Place
1651 – 1667 Merivale Road SE, Nepean, Ontario

This 187,873 square-foot new format centre is located at the intersection of Merivale Road and Meadowlands Drive. The site consists of two adjacent properties acquired in two separate acquisitions in September 2003. This centre enjoys an excellent location in Ottawa's busiest and fastest growing retail area. The property is anchored by Your Independent Grocer, Home Outfitters and Winners, and is tenanted by a strong mix of national tenants, including Bank of Nova Scotia, Sport Mart, HMV and Rogers Video. The centre offers an additional 27,000 square-foot of future build-out opportunity. Approximately 17,000 square-feet have been leased to Dollarama and Scores and the tenants are scheduled to commence operations in these newly constructed buildings by late-2005.

RioCan Niagara Falls
6777 Morrison Street, Niagara Falls, Ontario

The 197,554 square-foot new format retail centre is located at the intersection of Morrison Street and Dorchester Road, with excellent exposure to vehicular traffic on the Queen Elizabeth Way highway. The site is anchored by a 106,000 square-foot Wal-Mart, a 26,000 square-foot Business Depot (Staples) and an 85,000 square-foot Loblaws that owns its own premises. In April 2003, we sold 8.3-acres of land to Home Depot for the construction of a 100,000 square-foot home improvement store that serves as another anchor for the site. With an additional 24,000 square-feet of development completed in 2003, this centre is leased exclusively to leading national tenants that include Mark's Work Wearhouse, Pennington's, Reitman's, Sleep Country, Moore's, Payless Shoes, Boston Pizza, and Sport Mart. We acquired the site in 2002 as part of an eleven property transaction.

RioCan Sainte Foy
Boulevard Duplessis & Rue Jules Verne, Ste. Foy, Quebec

RioCan Sainte Foy is a new format retail centre located at the intersection of Autoroute 40 and 540 just outside of Quebec City. This site is anchored by a 134,000 square-foot Wal-Mart store, a 93,000 square-foot stadium-seating format Famous Players and a 26,000 square-foot Business Depot (Staples). The recently completed site contains approximately 663,000 square-feet in area including a 49,000 square-foot Metro Richelieu supermarket and a 130,000 square-foot Home Depot that own their own premises and operate as part of the shopping centre. Over the course of 2003, four additional tenants totalling approximately 60,000 square-feet commenced operations including a 43,500 square-foot Sears Whole Home.

We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven property transaction in June 2002. We acquired the adjacent 65,000 square-foot Cineplex Odeon theatre and two freestanding restaurant pads in December 2004. Excess density totalling 30,000 square feet exists on the site. 5,000 square feet has been leased to TD Bank.

RioCan Shawnessy
Marquis of Lorne Trail, Calgary, Alberta

RioCan Shawnessy Centre has been created as part of the joint venture between Kimco Realty Corporation and us by combining Shawnessy Towne Square with Shoppes at Shawnessy. The joint venture purchased Shawnessy Towne Centre in January 2002 and we subsequently sold Kimco a 50% interest in the Shoppes at Shawnessy in March 2002. Once the joint venture gained ownership of both unenclosed centres, their combination became inevitable due to close proximity and operating synergies.

RioCan Shawnessy Centre currently consists of 469,060 square-feet of gross leaseable area located just north of the Marquis of Lorne Trail Highway and west of Macleod Trail in the heart of Calgary's booming south end. It is the dominant shopping destination for Calgary's rapidly growing suburban communities and includes popular anchors such as Zellers, Winners, Staples, and Future Shop. National tenants include Bank of Montreal, Swiss Chalet, Michael's, Shoppers Drug Mart, Mark's Work Wearhouse, and Tim Horton's. In addition to RioCan Shawnessey Centre's strong tenant list, the centre also benefits from traffic generated from Wal-Mart, Home Depot and Canadian Tire, which own and operate stores contiguous with, and operating as a part of the shopping node.

RioCan Signal Hill Centre
Sarcee Trail and Richmond Road S.W., Calgary, Alberta

The RioCan Signal Hill Centre is a 569,000 square-foot new format retail centre located on a 64 acre site, developed between 1997 and 2000 with Trinity Development Group Inc. as a 50% joint venture partner. In addition, we acquired 22 acres at the site for our own account and from that parcel sold 11.5 acres to Westfair Foods (Loblaws). On the remaining 10.5 acres we constructed a 112,488 square-foot freestanding building that was leased to Zellers and opened for business in September of 1997.

The remaining 42 acres were developed into six parcels containing 341,205 square-feet of net leaseable area. The buildings are occupied by a variety of national and local retail tenants including Winners, Business Depot (Staples), Indigo, Michael's, Kelsey's, Montana's, The Shoe Company, Tip Top Tailors, HMV and Sport Mart. In November 2000, we acquired the 50% interest held by Trinity.

RioCan Thickson Ridge
1650 Victoria Street, Whitby, Ontario

We purchased this 363,040 square-foot new format centre in September 2002 as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Located at the intersection of Highway 401 and Thickson Road, this centre enjoys high visibility and accessibility, and offers excellent access to a strong, growing suburban market in Whitby. Anchored by Home Depot and Sears Whole Home, the centre has attracted an impressive tenant roster including Winners, Home Outfitters, Future Shop, PETsMART and Michael's. The centre was expanded by an additional 40,000 square-feet of retail space in late-2003 and early-2004 to accommodate Golf Town, Pier I Imports and Covers.

RioCan Warden
Warden Avenue south of Eglinton Avenue, Scarborough, Ontario

Located southwest of the Warden Avenue and Eglinton Avenue intersection, this 232,367 square-foot development is anchored by a 128,000 square-foot Wal-Mart department store. In addition to the anchor, the site contains a number of strong tenancies including Winners, Future Shop, Payless Shoes, Mark's Work Wearhouse and The Shoe Company. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site in March 2002 and subsequently purchased the balance of the site as part of an eleven property transaction in June 2002.

RioCan West Ridge
3275, 3295, 3305 and 3315 Monarch Drive, Orillia, Ontario

RioCan West Ridge is a new format retail centre located at the intersection of West Ridge Boulevard and Monarch Drive. This site is anchored by a 106,000 square-foot Wal-Mart store and a 41,000 square-foot Food Basics (A&P) supermarket. The completed site is approximately 351,000 square-feet in area including a 130,000 square-foot Home Depot that owns their own premises and operates as part of the shopping centre. The property contains a number of strong national tenants including Sport Chek, Bank

of Nova Scotia and Tim Horton's. Over the course of 2004, additional tenants totalling approximately 18,000 square-feet commenced operations including Mark's Work Wearhouse, SAAN and Subway.

In December 2004 we acquired a 21,500 square-feet Galaxy Theatre adding further value and traffic to the centre. With the addition of the Galaxy Theatre the total gross leaseable area of the centre is 238,201 square-feet.

RioCentre Newmarket
Yonge Street & Savage Road, Newmarket, Ontario

This site was developed over 2001 & 2002 and comprises 94,169 square-feet of gross leaseable area. The site is anchored by a new concept A&P store and is supported by 46,000 square-feet of in-line CRU including Shoppers Drug Mart, Blockbuster Video, Pizza Pizza and four freestanding pads.

RioCentre Oakville
478-502 Dundas Street West, Oakville, Ontario

This well located development is anchored by a 54,000 square-foot new concept A&P store and is supported by 48,000 square-feet of in-line CRU including Shoppers Drug Mart, TD Canada Trust, Blockbuster Video, Tim Horton's and McDonald's. The site was fully built-out upon the completion of the Mr. Lube and Water Depot pad in early 2004.

RioCentre Thornhill
1054 Centre Street, Thornhill, Ontario

This unenclosed 140,315 square-foot shopping centre is anchored by a 51,000 No Frills (Loblaws) supermarket. Since the property was acquired in 2001, a partial redevelopment of the centre has occurred. The former Sports Authority premises was re-leased and expanded to accommodate a new Winners which opened in October 2001 and HomeSense (Winners) which opened in April 2002. In addition, a 5,000 square-foot freestanding pad was developed for Kelsey's. This property is also occupied by several strong national tenants including Shoppers Drug Mart, Rogers Video and TD Canada Trust.

Riverbend Square Shopping Centre
Rabbit Hill Road, Edmonton, Alberta

This property is located in the Riverbend/Terwillegar area, a residential area of Edmonton adjacent to the Whitemud Freeway. The centre includes 136,091 square-feet and consists of four freestanding buildings and a large strip plaza, built in stages since 1990. Major tenants include Safeway, Goodyear, three financial institutions and Shoppers Drug Mart.

Rona Centre
1960 Eglinton Avenue East, Toronto, Ontario

We acquired a 100% interest in this retail/industrial complex in September 2002 and were able to sever and sell the industrial/warehouse component of the property in March 2003. The remaining new format retail component comprises 134,370 square-feet, consisting of a Rona home improvement centre and freestanding McDonald's and Kelsey's restaurants.

Sandalwood Square Shopping Centre
Bristol Road East, Mississauga, Ontario

This 107,860 square-foot unenclosed community shopping centre was built in 1989 and is anchored by Loblaws, who have sublet the premises to Commisso's supermarket. The remainder of the site is tenanted

by numerous strong national tenancies including McDonald's, The Beer Store, two Canadian chartered banks and Rogers Video.

Sherwood Forest Mall
1225 Wonderland Road North, London, Ontario

Sherwood Forest Mall, an enclosed centre located at the southwest corner of Gainsborough Road and Wonderland Road in London, Ontario, contains an aggregate of 219,555 square-feet of gross leaseable area. Major tenants in the centre include Food Basics (A&P), Shoppers Drug Mart, Tim Horton's, and Royal Bank.

Zellers vacated its 75,716 square-foot store at Sherwood Forest Mall in June 1999. The unit was reconfigured to accommodate a 31,000 square-foot GoodLife Fitness Centre, Rogers Video, and a medical clinic.

Shoppers World Brampton
499 Main Street, Brampton, Ontario

Shoppers World Brampton is a 781,415 square-foot enclosed regional shopping centre located in downtown Brampton on a 52-acre site. We own 100% of the site excluding the 138,000 square-foot Hudsons Bay department store that forms part of the building. The current anchors within the centre include Zellers, Canadian Tire, Business Depot (Staples), Price Chopper (Sobey's) and Winners.

Over the course of 2000-2001, Shoppers World Brampton underwent a major redevelopment. A portion of the shopping centre was demolished in order to accommodate a new 83,500 square-foot Canadian Tire. Zellers renovated their existing premises and expanded into the existing centre by 20,000 square-feet. Winners relocated into a larger 30,000 square-foot unit and Business Depot (Staples) leased the former Winners premises. In addition, construction was completed on a new food court and two freestanding pads. The food court opened in 2001 and is currently fully leased. One pad is occupied by Tim Horton's and the second pad is leased to three retail tenants including Pet Valu and Subway. The centre continues to have an excellent tenant mix with such national tenants as Sport Mart, Moore's, Peoples Jewellers, CIBC, Hallmark Cards, Radio Shack, Fairweather, Black's, Pharma Plus, Footlocker, and Bank of Montreal.

Shoppers World Danforth
3003 Danforth Avenue, Toronto, Ontario

The property is located on the southwest corner of Victoria Park Avenue and Danforth Avenue in the east end of Toronto. Acquired in August 2002 as part of the joint venture with Kimco Realty Corporation, we own 50% of this property that encompasses 328,820 square-feet of leaseable area. The property was renovated and expanded in 1998. This fully leased shopping centre is anchored by Zellers, Dominion and Business Depot (Staples). Other national tenants located at the property include Shoppers Drug Mart, Moore's, Reitman's, CIBC, Blockbuster Video and Burger King. The site, including the land on which the shopping centre building is situated, has been acquired by way of a long-term (approximately 27 years at acquisition) lease.

Silver City Hull
115 Boulevard Du Plateau, Hull, Quebec

The property is a 15.5-acre development to be comprised of four buildings totalling approximately 148,000 square-feet of gross leaseable area. The centre is anchored by an 84,590 square-foot state of the art Famous Players Theatre that opened for business in December 1999. A 100,000 square-foot Rona store, which is not owned by the Landlord, also operates as an anchor for the site. Freestanding buildings

for TD Canada Trust and Scotiabank were constructed in the summer of 2004. In addition, a 30,000 square-foot Winners and a 10,500 square foot Sears Mattress and Appliance will be constructed and are scheduled to commence operations in the summer 2005. We purchased a 100% interest in the property from Trinity Development Group Inc. in July 2004.

South Edmonton Common
2004-99 98 Street, Edmonton, Alberta

This property has been acquired in four phases over the period 2002 to 2004 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The centre is located at the southeast corner of Calgary Trail and 23rd Avenue – Edmonton's busiest intersection. This 50-acre site forms a part of what will eventually be Canada's largest new format retail centre, consisting of approximately 2.3 million square-feet of commercial space on 220 acres.

South Edmonton Common contains an aggregate of 414,656 square-feet of gross leaseable area. The centre is shadow-anchored by retailers such as Real Canadian Superstore (Loblaws), Home Depot, Cineplex, and Wal-Mart, all of which own stores contiguous to, and operate as a part of South Edmonton Common. Prominent national retailers with long-term commitments include tenants such as The Brick, Golf Town, Michael's, London Drugs and Old Navy. Phase III of this property was acquired during winter 2003, and Phase IV was acquired during summer 2004. Approximately 12,000 square feet of excess density has been leased and will be developed in 2005.

South Hamilton Square
1550 Upper James Street, Hamilton, Ontario

South Hamilton Square is a 304,433 square-foot unenclosed shopping centre located along the dominant retail strip in south Hamilton. The property enjoys excellent access from both Upper James Street and Rymal Road and is anchored by an 85,000 square-foot Zellers and a 51,000 square-foot Fortino's (Loblaws). The property contains numerous strong national tenants including Shoppers Drug Mart, CIBC, Petcetera and Bank of Nova Scotia.

South Hill Mall
2995 – 2nd Avenue West, Prince Albert, Saskatchewan

Located on the northwest corner of 4th Avenue West and 28th Street West, South Hill Mall is approximately 1.5 kilometres north of Prince Albert's downtown area. The single-storey, enclosed shopping centre comprises of 163,018 square-feet of gross leaseable area. In 2001, after Wal-Mart vacated its premises, we promptly re-leased a portion of the premises to Winners and Shoppers Drug Mart, both of whom commenced operations during 2002. The remainder of the unit was leased to Galaxy Theatres, which commenced operations during 2003. National tenants occupying the centre include Shoppers Drug Mart, Mark's Work Wearhouse, Wendy's, Liquor Board of Saskatchewan and Bank of Nova Scotia.

Southgate Shopping Centre
2495 & 2515 Bank Street, Ottawa, Ontario

Southgate Shopping Centre is situated at the intersection of Hunt Club Road and Bank Street South in Ottawa. The centre contains 72,669 square-feet of leaseable area and is host to a variety of service oriented national and local retailers. The centre anchored by a 30,322 square-foot Loeb (Metro Richelieu) grocery store and other tenants include Bank of Nova Scotia, Shoppers Drug Mart, Rogers Video, Pet Valu, Pizza Pizza and Tim Horton's.

Southland Crossing Shopping Centre
9737 Macleod Trail S.W., Calgary, Alberta

This unenclosed community shopping centre was built in 1988 and consists of 132,072 square-feet of gross leaseable area. Anchored by a 46,000 square-foot Safeway, the property contains a diverse mix of national and local tenants that include TD Canada Trust, Jack Astor's and Second Cup.

Southland Mall
2960 Gordon Road, Regina, Saskatchewan

This enclosed shopping mall contains 435,922 square-feet of leaseable space. The mall is located at the intersection of two of the city's major arterial routes immediately north of the Trans Canada Highway. The property is anchored by a 147,000 square-foot Wal-Mart and a 47,000 square-foot Safeway Supermarket, and contains a strong and diverse mix of national tenants that include Payless Shoes, Bank of Montreal, Cineplex, Chapters, Montana's, Kelsey's, Sport Chek, HMV, EB Games and Hallmark.

St. Clair Beach Shopping Centre
13580 Tecumseh Road, Windsor, Ontario

St. Clair Beach Shopping Centre is a 76,001 square-foot retail strip centre located in the Village of St. Clair Beach, just east of Windsor. The centre, situated at the northeast corner of Manning Road and Tecumseh Road, was constructed in 1983. The property is leased to a strong mix of national and local tenants including National Sports, Burger King and Bank of Montreal. The site originally included roughly 10 acres of unused land.

In October 1995, we sold 6.2 acres of the unused land for the development of a new Zehrs store that operates adjacent to, but as part of, the shopping centre. As a result of the sale, we were left with 4 acres of unused land on the site that has been expanded and tenanted by, amongst others, Desjardins Bank, Blockbuster Video, Second Cup, Baskin Robbins, and Little Caesar's.

Ste. Hyacinthe Wal-Mart Centre
3425 Martineau Street West, Ste. Hyacinthe, Quebec

This centre, when completed, will contain of approximately 167,000 square-feet. Major tenants include Wal-Mart, Business Depot (Staples), a Canadian chartered bank and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to and operating as a part of this centre. Approximately 10,000 square-feet of new retail space was leased and developed in 2004.

Stratford Mall
925 Ontario Street, Stratford, Ontario

Stratford Mall is an unenclosed centre located at the southeast corner of Ontario and Maier Boulevard in Stratford, Ontario, and contains an aggregate of 160,082 square-feet of gross leaseable area. The property contains a number of major tenants including Zellers, A&P and The Beer Store.

In order to accommodate a 24,000 square-foot expansion by Zellers, we "de-malled" the existing centre over 1999 and 2000. The result of this conversion to a traditional strip centre is a 90,000 square-foot expanded and renovated Zellers, the existing 35,000 square-foot A&P store, a 5,000 square-foot Kelsey's pad restaurant and approximately 20,000 square-feet of in-line retail space.

Strawberry Hill
12101 72nd Avenue, Surrey, British Columbia

We acquired this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Strawberry Hill is a recently developed new format retail centre located in an affluent neighbourhood of Surrey, British Columbia. The centre contains an aggregate area of 332,818 square-feet, anchored by large tenants such as Home Depot, Cineplex, Winners, Chapters, Sport Chek and PETsMART, which have long-term lease commitments in place. The remaining retail is comprised of national tenants such as Bank of Nova Scotia, Tim Horton's and Payless Shoes. The property has retail development potential of approximately 53,000 square-feet, of which 5,000 square feet will be developed in 2005.

Sudbury Supermall
1485 LaSalle Boulevard, Sudbury, Ontario

The Sudbury Supermall is a 136,033 square-foot enclosed shopping mall with three freestanding pads located in northeast Sudbury. The centre was originally constructed in 1969 and was redeveloped in the late 1980s. We sold portions of the existing mall to Loblaws Properties Inc. in 1998 and 2003. The portion of mall sold included the Your Independent Grocer (Loblaws), Shoppers Drug Mart and Bank of Montreal tenancies, as well as a few other local retailers. Remaining national tenants include Zellers, Blockbuster, The Beer Store, L.C.B.O., and Pat and Mario's.

The Junction Shopping Centre
32525/32555 Mission Way, Mission, British Columbia

We acquired this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The property is located in a highly visible location in the heart of the Central Fraser Valley approximately one hour from Vancouver. The Junction Shopping Centre encompasses 267,604 square-feet of gross leaseable area. Save-On-Foods, Famous Players, London Drugs, TD Canada Trust and Tim Horton's anchor this unenclosed shopping centre. Canadian Tire has recently opened a 48,000 square-foot store that it owns and operates as part of The Junction Shopping Centre. The site has further retail development potential of approximately 70,000 square-feet, of which 5,000 square feet will be developed during 2005.

Tillicum Shopping Centre
3130-3170 Tillicum Road, Victoria, British Columbia

We acquired this property in July 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Tillicum Shopping Centre is an enclosed retail centre located at the intersection of Tillicum Road and Burnside Road, only 10 minutes from downtown Victoria. Originally constructed in 1982, the 457,158 square-foot centre underwent a $28 million renovation and expansion in 1999 designed to combine the traditional mall with new format shopping centre. Over 90% of Tillicum Shopping Centre's gross revenue is derived from strong anchor tenants including Zellers, Safeway, Famous Players, Winners, London Drugs and Petcetera and national tenants such as Bank of Nova Scotia, Tim Horton's and Payless Shoes. The property's remaining development potential was utilized to build a 31,000 square foot Linens 'N' Things, and 15,000 square foot Old Navy during 2004. Additional density exists on this site.

Timiskaming Square
R.R. #2, New Liskeard, Ontario

Timiskaming Square is a 164,136 square-foot shopping centre located at the intersection of Highway 11 and Highway 11B. This enclosed shopping centre is anchored by Zellers and Loeb (Metro Richelieu).

The centre contains a strong mix of national tenants including TD Canada Trust, Reitman's and Northern Reflections. We purchased the property as part of a three property transaction in September 2003.

Timmins Square
1500 Riverside Dr., Timmins, Ontario

Timmins Square is a 397,303 square-foot enclosed mall anchored by Wal-Mart, Zellers, Sears and No Frills (Loblaws). However, Wal-Mart will be vacating in early 2005 making way for an exciting redevelopment that will see Sears vacate their existing location and expand into the former Wal-Mart space. Backfilling the former Sears location will be a new 20,000 square foot Winners and a 15,000 square foot Sport Chek. In addition, the property is currently occupied by a long list of strong national tenants including Northern Reflections, Reitman's, Blue Notes, Coles and Hallmark Cards. A 70% interest in this property was sold to CIBC Capital Partners in September 2003.

Town 'N' Country Mall
1235 Main Street North, Moose Jaw, Saskatchewan

Town 'N Country Mall, Moose Jaw's only enclosed shopping centre, is located approximately one mile north of the central business district and one mile south of the Trans Canada Highway. After Safeway vacated the centre in July 2000, it was replaced with a 25,000 square-foot Galaxy Theatre and a 23,000 square-foot Winners premises in 2002. The mall's strategic position within the community is also strengthened by an excellent tenant mix that includes Zellers, Sears, and Sport Chek.

Trafalgar Ridge Shopping Centre
Trafalgar Road, Oakville, Ontario

This shopping centre currently contains 116,902 square-feet of leased space. An additional 15,000 square-foot freestanding building will be constructed in 2005 to accommodate Premier Fitness. Major tenants include Bank of Nova Scotia, Pizza Hut and Edward Jones. We purchased the adjacent 57,000 square-foot Loblaws store in November 2003. Loblaws vacated the premise in July 2004 enabling us to add value and traffic-flow to the centre. The premises were subsequently leased to Winners and Audio Video 2001 and both tenants are expected to commence operations in March 2005.

Trenton Wal-Mart Centre
Trenton, Ontario

Located at the intersection of Highway No. 2 and Second Dug Hill Road, this 12.34-acre site currently consists of a 104,690 square-foot Wal-Mart department store. The site contained approximately 16,000 square-feet of excess density. We leased the majority of this excess density to Your Dollar Store With More, First Choice Haircutters, EB Games and True Star Fitness, with all the tenants except True Star Fitness commencing operations on December 1, 2004. True Star Fitness and the balance of the vacant land is budgeted to commence operations in mid-2005.

We provided financing for the site in November 2000. We exercised our option to acquire a 50% interest in the property on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven property transaction in June 2002.

Trinity Common Brampton
Highway 410 & Bovaird Drive, Brampton, Ontario

Located at the intersection of Highway 410 and Bovaird Drive, this 75-acre site has been developed into an 878,000 square-foot unenclosed new format retail power centre. This property is anchored by Famous Players, Zellers and Dominion (A&P), as well as by Canadian Tire and Home Depot, which both own

their own premises. As a result of the strength of these anchors and the site's excellent location, the site has been leased to some of Canada's premier national tenants, including Indigo Books, Business Depot (Staples), The Brick, Pier 1 Imports, Winners, Future Shop, HomeSense (Winners), Mark's Work Wearhouse, Roots and HMV. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in the portfolio in April 2003 has increased our ownership interest to 60%. A new freestanding pad consisting of approximately 12,000 square-feet leased to Smart Set, Aldo and Motherhood has been constructed and opened in the spring of 2004.

Trinity Common Orleans
Innes Road & Tenth Line, Orleans, Ontario

Trinity Common Orleans is a 297,000 square-foot recently developed new format retail centre. A 115,000 square-foot Home Depot store, which is not owned by the Landlord but operates as an anchor for the site, opened in February 2000. The second phase of the site consisted of four pads totalling 61,000 square-feet as well as a retail strip building of 76,000 square-feet. Tenants in this phase include Loeb (Metro Richelieu), Business Depot (Staples), Winners, Moore's, Kelsey's, Burger King and Tim Horton's. The third and final phase was constructed in 2001 and national tenants that commenced operations included Mark's Work Wearhouse, Petcetera and Sleep Country Canada. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in April 2003 has increased our ownership interest to 60%.

Trinity Conception Square
London Road, Carbonear, Newfoundland

Trinity Conception Square is a 183,277 square-foot enclosed shopping centre anchored by Wal-Mart and Dominion (Loblaws). The centre contains a strong mix of national tenants including Mark's Work Wearhouse, CIBC, Reitman's and Northern Reflections. We purchased the property as part of a three property transaction in September 2003.

Upper James
751 Upper James Street, Hamilton, Ontario

This 128,652 square-foot unenclosed community shopping centre, located on Hamilton's primary commercial arterial route, consists entirely of a 61,368 square-foot Canadian Tire and a 52,606 square-foot A&P supermarket. Canadian Tire completed a 15,752 square-foot expansion of their existing premises in 2003.

Vernon Square Shopping Centre
4400-32nd Street, Vernon, British Columbia

This plaza was built in 1991 and consists of 98,110 square-feet. Major tenants include London Drugs, SAAN, Rogers Video and a BC Liquor Store. In addition, Safeway owns and operates a 53,000 square-foot store adjacent to, and operating as part of the shopping centre.

Walker Place
3505 Upper Middle Road, Burlington, Ontario

We acquired this property in October 2002 as part of a joint venture with Kimco Realty Corporation providing each member a 50% interest. Located at the northwest corner of Upper Middle Road and Walker's Line, the 69,858 square-foot new format centre offers excellent access to the growing community in the City of Burlington. A 29,000 square-foot grocery store, complemented by several

strong national tenants including Bank of Montreal, Radio Shack and Bank of Nova Scotia, anchors the centre.

West Side Place
45 West Side Road, Port Colborne, Ontario

West Side Place is a 93,383 square-foot unenclosed shopping centre anchored by Zellers and No Frills (Loblaws). The centre is well located at the intersection of Main Street and West Side Road. Other national tenants located at the property include Shoppers Drug Mart and Pet Valu. We purchased the property as part of a three property transaction in September 2003.

Westgate Shopping Centre
1309 Carling Avenue, Ottawa, Ontario

The Westgate Shopping Centre is an enclosed mall located at the northwest corner of Merivale Road and Carling Avenue in Ottawa, Ontario and contains an aggregate of 185,932 square-feet of gross leaseable area. A lease buyout was completed with Your Independent Grocers (Loblaws) in April 2004 and Shoppers Drug Mart is relocating from their existing premises to occupy the former Your Independent Grocers premises. The tenant is expected to commence operations in June 2005. Other national tenants at the centre include TD Canada Trust, Blockbuster Video and Royal Bank. We exercised our option to purchase the remaining 50% interest in the property in December 2003 by means of a long-term capital lease.

Westminster Centre
332-346 Wellington Road South, London, Ontario

Westminster Shopping Centre, an unenclosed shopping centre located at the northeast corner of Wellington Road and Base Line Road in London, Ontario, contains an aggregate of 125,359 square-feet of gross leaseable area. The major tenant occupying the centre is Business Depot (Staples).

Wharncliffe Centre
11 Baseline Road, London, Ontario

Purchased in December of 2004, Wharncliffe centre is a strip centre comprising 60,752 square-feet of gross leaseable area located in London, Ontario. The property is anchored by a 40,140 square-foot No Frills (Loblaws) grocery store. Other national retailers include Tim Horton's, First Choice Haircutters and CIBC.

Wheeler Park Power Centre
125 Trinity Drive, Moncton, New Brunswick

Wheeler Park Power Centre is a 648,000 square-foot new format retail centre anchored by Real Atlantic Super Store (Loblaws), Kent Home Building Supplies and Costco, all of which own and operate their own premises. Previously a joint venture, we purchased the remaining 50% interest in this site from our former partner in this development, Trinity Development Group, in April 2003.

The site has been developed in stages, with the first phase consisting of a number of strong national tenants including Famous Players, Winners, Business Depot (Staples), Sears Whole Home, Reitman's and Bank of Nova Scotia. The second phase resulted from the acquisition of an adjacent vacant 54,000 square-foot grocery premises from Loblaws in 2001. We re-demised the premises into eight units of various sizes in order to accommodate a number of tenants including Mark's Work Wearhouse, Smart Set, Danier Leather, Pier 1 Imports, Bowring and The Shoe Company. From late-2003 to early-2004, five additional tenants totalling 15,000 square-feet commenced operations at the property. Finally, a 15,000

square foot Old Navy was constructed in the summer of 2004 and the tenant commenced operations in October.

Willowdale Plaza
4783 Yonge Street, Toronto, Ontario

This centre was purchased in February 2001 and is located at the busy intersection of Yonge Street and Sheppard Avenue. The centre is anchored by a 27,000 square-foot Dominion (A&P) and includes other national tenants such as National Sports and Blockbuster Video. The site including the land on which the mall building is situated, has been acquired by way of a lease that expires in 2007.

Windsor Business Depot
7126 Tecumseh Road, Windsor, Ontario

This centre is occupied by a 25,768 single-storey, freestanding Staples store. The building was constructed in 1998 for the tenant who will occupy the site on a fully net basis for a term of fifteen years.

Woodview Place
3315-3365 Fairview Street, Burlington, Ontario

This 147,852 square-foot retail centre is located between Walkers Line and Guelph Line. The single level unenclosed shopping centre was originally constructed in 1980 but has undergone significant renovations. The centre is anchored by a 65,000 square-foot freestanding Ultra Mart (A&P) and a multiple unit building with other national retailers such as Chapters, Future Shop and Moore's. We also completed the construction of a 10,000 square-foot retail store leased to L.C.B.O. that is attached to the existing Ultra Mart (A&P) store.

Participating Mortgages and Loans Receivable

We have an indirect 50% interest in the following properties through secured participating loans which, in addition to bearing interest at rates ranging from 10% to 11% per annum, entitles us to a percentage of the income generated by the properties securing those mortgages. These participating mortgages and loans receivable mature on the earlier of (i) ten years from the date of initial advance and (ii) subject to the borrower's right to extend for a further five years, the date of completion of our acquisition of our 50% interest. We have the option to purchase (and the borrowers have options to require us to purchase) a 50% interest in the properties. These options can be exercised upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans will also be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties.

RioCan Centre Burloak
QEW and Burloak Drive Oakville, Ontario

This 125-acre site located southeast of the intersection of the QEW highway and Burloak Drive is currently being developed into a 662,000 square-foot new format retail power centre. The site will be anchored by a 130,000 square foot Home Depot, who will own their lands but will operate as part of the overall site. The completed site will include Cineplex Odeon and Longo's Supermarket and many other national tenants. The site is projected to be substantially complete by the end of the second quarter of 2006.

RioCan Marketplace Ottawa Phase II
3651 – 3701 Strandherd Drive, Ottawa, Ontario

A second phase of RioCan Marketplace is being developed in 2005. Phase II of the site consists of 8.69 acres and will be developed into 118,000 square-feet of new format retail. The completed site will include a number of strong national tenants including Indigo Books, Sport Chek, Galaxy Theatres and L.C.B.O.. The site is projected to be substantially complete by the end of the third quarter of 2005.

We have an indirect 33% interest in the following properties through secured participating loans which, in addition to bearing interest at a rate of 10% per annum, entitles us to a percentage of the income generated by the properties securing those mortgages. These participating mortgages and loans receivable mature on the earlier of (i) ten years from the date of initial advance and (ii) subject to the borrower's right to extend for a further five years, the date of completion of our acquisition of our 33% interest. We have the option to purchase (and the borrowers have options to require us to purchase) a 33% interest in the properties. These options can be exercised upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans will also be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties.

RioCan Marketplace Toronto
2011-2171 Steeles Avenue West, Toronto, Ontario

RioCan Marketplace is located on Steeles Avenue West at Dufferin Street, less than five kilometres south of Highway No. 407. Development of the 16-acre site commenced during 2004 and is scheduled to be completed in 2005. The Real Canadian Superstore (Loblaws) commenced operations in late 2004 and a 107,000 square foot Home Depot is scheduled to be completed during 2005. Both tenants own their own stores but will operate as part of the overall site. In addition to the Real Canadian Superstore, tenants comprising approximately 87,000 square-feet commenced operations in 2004. In September 2004, three pads leased to Montana's, Casey's, and Wendy's were sold to a private investor.

RioCentre Brampton
Wanless Drive & Hurontario Street (Highway #10), Brampton, Ontario

This 11.14-acre site is currently being developed into a 99,000 square-foot traditional retail strip plaza. The site will be anchored by a 40,000 square-foot Food Basics (A&P) food store and will be accompanied by a 40,000 square-foot retail strip and four pads totalling 19,000 square-feet. The centre will be substantially complete by the third quarter of 2005.

Lease Maturities

We have a base of approximately 5,200 separate tenancies with varied lease expiry dates which, management believes, generally results in a more stable income flow and reduces the risks related to changing leasing market conditions and the financial performance of particular tenants. For each of the next five years ended December 31, leases representing the percentage of our total leaseable square-feet set out below will expire:

Year	% of square-feet
2005	6.3%
2006	7.5%
2007	6.9%
2008	8.3%
2009	11.5%

Management believes that a proactive leasing strategy is critical to our ongoing operations and financial condition. In this regard, regular contact is maintained with retailers, leasing agents and other real estate professionals in the local business community in order to ensure an up-to-date profile of the market and an understanding of the economic conditions and typical tenant requirements for specific market areas. Leasing and marketing strategies are set and reviewed regularly to ensure that each property is competitively placed within the market so that our properties will be exposed to a broad base of prospective tenants. All possible efforts are made to maintain a high level of tenant communication and service in order to ensure that we maintain our solid existing tenant base. During 1996, we brought our leasing capabilities "in-house". This affords us greater control over our leasing activities and generally results in even faster re-leasing of vacant space.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE TRUST'S FINANCIAL CONDITION

Operating results for the year ended December 31, 2004 may be found at pages 25 to 42 of our 2004 annual report in the section entitled "Management's Discussion and Analysis" which section is incorporated herein by reference. Our annual report is available on SEDAR at www.sedar.com.

MARKET FOR SECURITIES OF THE TRUST

The Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**").

The monthly volume of trading and price ranges of the Units on the TSX over fiscal 2004 are set forth in the following table:

Period	**High**	**Low**	**Volume**
	$	$	
2004			
January	16.25	15.05	7,982,704
February	16.89	15.90	11,088,054
March	17.35	15.90	9,514,322
April	16.68	13.90	12,459,120
May	15.69	13.76	7,679,486
June	16.12	14.66	6,918,046
July	16.46	15.60	7,302,780
August	16.44	15.70	5,533,768
September	16.70	15.88	5,843,787
October	17.40	16.43	7,110,955
November	18.10	17.39	11,041,630
December	18.73	17.12	8,706,885

TRUSTEES AND OFFICERS

Board of Trustees

Pursuant to the Declaration of Trust, the Board of Trustees is to consist of no fewer than five nor more than 15 Trustees. The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders or by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint additional Trustees if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees required to have been elected at the last annual meeting of Unitholders.

The Declaration of Trust requires that the Trustees appoint an investment committee, human resources and compensation committee and an audit committee. In addition, the Trustees are permitted to create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing our affairs. The Trustees have exercised their discretion in this regard by creating a nominating and governance committee which is described below. The Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the *Canada Business Corporations Act* would not be entitled to so delegate.

The investment committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for us. The investment committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including our chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller transactions as described in the preceding sentence, the investment committee receives periodic reports of the deliberations and determinations of the management committee in respect of the smaller transactions.

The human resources and compensation committee has been charged with the responsibility of reviewing and making recommendations to the Board of Trustees regarding the compensation of the members of the Board of Trustees and management. The human resources and compensation committee ensures that such compensation realistically reflects the responsibilities and risk involved in being a Trustee and has also been charged with the additional responsibility of senior management succession planning.

The nominating and governance committee has been charged with the responsibility of considering governance matters, including considering and proposing new nominees to the Board of Trustees, the assessment of Trustees on an ongoing basis and assessing the effectiveness of the Board of Trustees as a whole and its committees. Additionally, the nominating and governance committee monitors changes in corporate governance requirements.

The names and municipalities of residence of each of the Trustees (whose present term of office will expire immediately prior to the election of Trustees at the next annual meeting of Unitholders) and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Period of Service as a Trustee	Principal Occupation
CLARE R. COPELAND (1)(3) Toronto, Ontario, Canada	Since February 18, 1994	Chair, Toronto Hydro Corporation. Prior to April 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. Prior thereto, Mr. Copeland was President and Chief Executive Officer of Peoples Jewellers Corporation
SUSAN CROCKER (3)(5) Toronto, Ontario, Canada	Since September 10, 2002	Corporate Director and Consultant
RAYMOND M. GELGOOT (2)(4) Toronto, Ontario, Canada	Since February 19, 1996	Partner, Fogler, Rubinoff LLP (law firm)
PAUL GODFREY (1)(3)(4) Toronto, Ontario, Canada	Since December 14, 1993	President and Chief Executive Officer of the Toronto Blue Jays Baseball Club. Prior to June 2000, Mr. Godfrey was President and Chief Executive Officer of Sun Media Corporation
FRANK W. KING (1) Calgary, Alberta, Canada	Since October 27, 1995	President and Chief Executive Officer of Metropolitan Investment Corporation
DALE H. LASTMAN(4) Toronto, Ontario, Canada	Since June 2, 2004	Co-Chair and Partner, Goodmans LLP (law firm)
RONALD W. OSBORNE(1) Toronto, Ontario, Canada	Since June 2, 2004	Corporate Director
SHARON SALLOWS (2)(4) Toronto, Ontario, Canada	Since June 1, 1999	Partner, Ryegate Capital Corporation
EDWARD SONSHINE, Q.C. (2) Toronto, Ontario, Canada	Since December 14, 1993	President and Chief Executive Officer of the Trust
MICHAEL STEPHENSON (3) Toronto, Ontario, Canada	Since August 19, 1994	Principal of Stephenson, Leftwick & Short

(1) indicates member of the audit committee

(2) indicates member of the investment committee

(3) indicates member of the human resources and compensation committee

(4) indicates member of the nominating and governance committee

(5) Ms. Crocker is not seeking re-election for fiscal 2005.

Our Trustees and executive officers, as a group (19 persons), owned beneficially or exercised control or direction over 1,040,839 Units, or approximately 0.54% of the outstanding Units as at March 11, 2005 (representing an aggregate investment value by such persons in Units, determined based on market value as of such date, of approximately $19.3 million).

Officers of the Trust

The names and municipalities of residence of our executive officers, the offices held by each and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Office Held	Principal Occupation
EDWARD SONSHINE, Q.C. Toronto, Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Trust
FREDERIC WAKS Toronto, Ontario, Canada	Senior Vice President and Chief Operation Officer	Senior Vice President and Chief Operating Officer of the Trust
ROBERT WOLF Toronto, Ontario, Canada	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Trust
DONALD MACKINNON Mississauga, Ontario, Canada	Vice President, Real Estate Finance	Vice President, Real Estate Finance of the Trust
DANNY KISSOON Mississauga, Ontario, Canada	Vice President, Operations	Vice President, Operations of the Trust
KATHERINE RITCEY Toronto, Ontario, Canada	Vice President, Investments	Vice President, Investments of the Trust.
JEFF ROSS Thornhill, Ontario, Canada	Vice President, Leasing	Vice President, Leasing of the Trust
MIKE CONNOLLY Toronto, Ontario, Canada	Vice President, Construction	From January 2003 to present Mr. Connolly has been the Vice President, Construction of the Trust, from January 2001 to December 2002 Mr. Connolly was Assistant Vice President, Construction of the Trust and from February 1998 to January 2001 Mr. Connolly was the Director of Construction of the Trust.
THERESE CORNELISSEN Toronto, Ontario, Canada	Vice President, Financial Reporting	From August 2001 to present Ms. Cornelissen has been the Vice President, Financial Reporting, from 1997 to August 2001 Ms. Cornelissen was a partner at Soberman, Isenbaum & Colomby LLP (now Soberman LLP)
JORDAN ROBINS Toronto, Ontario, Canada	Vice President, Development	From January 2003 to December 2004 Mr. Robins was Assistant Vice President, Development for the Trust, from January 2000 to December 2002 Mr. Robins was a Real Estate consultant.

Name and Municipality of Residence	Office Held	Principal Occupation
JOHN BALLANTYNE Toronto, Ontario, Canada	Vice President, Asset Management	From January 2001 to December 2004 Mr. Ballantyne was Assistant Vice President, Asset Management for the Trust, from January 2000 to December 2000 Mr. Ballantyne was an Asset Manager.

AUDIT COMMITTEE AND AUDITORS' FEES

The audit committee assists the board in fulfilling its oversight responsibilities in respect of the Trust's accounting and reporting practices. Pursuant to its charter, a copy of which is attached hereto as Schedule "A", the committee is responsible for, among other things, reviewing with management and the auditors the scope of review of internal control over financial reporting, significant findings, recommendations and management's responses for implementation of actions to correct weaknesses in internal controls; reviewing disclosures made by management regarding significant deficiencies in the design or operations of internal controls and reviewing with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements as well as any enquiries received from regulators. In respect of the auditors, the committee is responsible for recommending to the Board of Trustees the auditors to be appointed and to approve their compensation; reviewing independence and qualifications of the auditors; reviewing the scope and approach of the annual audit plan with the auditors; discussing with the auditors the quality and acceptability of the Trust's accounting principles; assessing the auditors' processes for identifying and responding to key audit and internal control risks; ensuring the rotation of the lead audit partner every five years and other partners every seven years; evaluating the performance of the auditors; and reviewing and approving the Trust's hiring policies regarding employees and former employees of the present and former auditors of the Trust. The audit committee also determines which non-audit services the auditors are prohibited by law or regulation, or as determined by the committee, from providing and is responsible to pre-approve all services provided by the auditors.

The audit committee is also charged with various aspects of the Trust's financial reporting, including reviewing and approving the Trust's interim financial statements, financial information, MD&A and earnings press releases; reviewing with management and the auditors the Trust's annual financial statements, MD&A and various matters in connection with the auditors' audit; reviewing significant accounting and reporting issues and understanding their impact on the financial statements; reviewing analyses prepared by management and/or the auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information; and reviewing and monitoring the administration of and compliance with the Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

The audit committee is required to meet a minimum of four times per year and at least annually with each of the external auditors and management in separate sessions. Each member of the audit committee is required to be financially literate, meaning that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements, and, pursuant to our audit committee charter, at least one member of the committee is required to have accounting or related financial experience, meaning that such member has the ability to analyze and interpret a full set of financial

statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The audit committee currently has four members, including Clare R. Copeland, Paul Godfrey, Frank W. King and Ronald W. Osborne, none of whom has a direct or indirect material relationship with us and each of whom is financially literate (as defined above). The following is a brief summary of the education or experience of each member of the audit committee that is relevant to the performance of his or her responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by us to prepare our annual and interim financial statements:

Name of Audit Committee Member	Relevant Education and Experience
Clare R. Copeland	Mr. Copeland is the Chair of Toronto Hydro, an energy distribution company. From 2000 to 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. and from 1993 to 1999, he was Chief Executive Officer of Peoples Jewellers Corporation. Mr. Copeland also served as Chairman of Sun Media Corporation from 1997 to 1999 and Chief Operating Officer of Zale Corporation from 1991 to 1993. Mr. Copeland is also a director of Danier Leather Inc., DELia*s Corp. and CARS4U.com Ltd.
Paul Godfrey	Mr. Godfrey is the President and Chief Executive Officer of The Toronto Blue Jays Baseball Club. From 1992 to 2000, Mr. Godfrey was President and Chief Executive Officer of the Sun Media Corporation, from 1991 to 1992 he was the President and Chief Operating Officer of The Toronto Sun Publishing Corporation and from 1984 to 1991 he was the publisher and Chief Executive Officer of The Toronto Sun. Mr. Godfrey also served as the Chairman of the Municipality of Metropolitan Toronto. Mr. Godfrey serves as a director of Astral Media Inc. and CanWest Global Communications Corp. He has a B.Sc. (Chemical Engineering) from the University of Toronto.
Frank W. King	Mr. King is the Chairman of the Audit Committee of Westaim Inc. and the Chairman and a member of the Audit Committee of Networc Health Inc. He also serves on the board of directors of each of Agrium Inc. and Acclaim Energy Inc. and is the Vice-Chair and lead director of Wi-Lan Inc. Mr. King served as the Chairman of the Audit Committee of Wi-Lan Inc., was the President and Chief Executive Officer of Turbo Resources Inc. from 1991 to 1992 and was the Chairman and Chief Executive Officer of the Calgary Olympic Winter Games from 1981 to 1988. He has a B.Sc. (Chemical Engineering).
Ronald W. Osborne	Mr. Osborne is a member of a number of corporate boards, including Sun Life Financial, Shell Canada, Torstar, Four Seasons Hotels, St. Lawrence Cement Group and Roy Thomson Hall. From 1999 to December 2003 Mr. Osborne was the President and Chief Executive Officer of Ontario Power Generation Inc. ("OPG"). Prior to that time he served as President and Chief Executive Officer of Ontario Hydro, OPG's predecessor. From 1995 to 1998 Mr. Osborne held various positions with the BCE group of telecommunications companies, including Executive Vice President and Chief Financial Officer of BCE Inc., President of BCE Inc. and President and Chief Executive Officer of Bell Canada. From 1981 to 1994 Mr. Osborne held various positions with Maclean Hunter, including Vice President, Finance and CFO and Vice President, Broadcasting & Chief Financial Officer. Mr. Osborne earned a Chartered Accountant designation in 1972 and became a Fellow of The Institute of Chartered Accountants of Ontario in 1998.

Our Audit Committee Charter attached hereto as Schedule "A" sets out specific policies and procedures that have been adopted for the engagement of non-audit services.

The table below provides disclosure of the services provided and fees earned by our external auditors in fiscal 2004 and fiscal 2003, dividing the services into the five categories of work performed.

Type of Work	2004 - Fees	2004 – Percentage	2003 - Fees	2003 – Percentage
Audit Fees				
Audit fees for the Trust	$416,000	59.2%	$304,000	59.6%
Audit fees for the Trust's joint ventures and partnerships	$ 70,040	10.0%	$ 59,830	11.7%
Review of prospectuses	$55,000	7.8%	$ 39,500	7.8%
Review of interim financial statements and MD&A	$103,705	14.7%	$ 57,075	11.2%
	$644,745	91.7%	$460,405	90.3%
Tax Fees				
Tax compliance services for the Trust and partnerships	$ 58,220	8.3%	$ 49,280	9.7%
Total	$702,965	100%	$509,685	100%

RISK FACTORS

Real Property Ownership

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space and various other factors. In addition, fluctuations in interest rates may affect us.

The value of a real property and any improvements thereto may also depend on the credit and financial stability of the tenants. Our income and funds available for distributions to Unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations to us or if we were unable to lease a significant amount of available space in our properties on economically favourable lease terms.

Management pays special attention to building and maintaining relationships with tenants in order to ensure that space continues to be leased on a long-term basis. We also hedge our leasing risk by negotiating fixed term leases that will typically be five to ten years. In instances where certain tenants are critical to the viability of a property, we endeavour to lease for even longer terms with pre-negotiated minimum rent escalations. In addition, historically, in order to reduce our exposure to the risks relating to credit and financial stability of our tenants, the Declaration of Trust restricts the amount of space which can be leased to any person and that person's affiliates (other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof and certain corporations the securities of which meet stated investment criteria, all as described under

"**Investment Restrictions**") to a maximum premises or space having an aggregate gross leaseable area in excess of 20% of the aggregate gross leaseable area of all real property held by us.

Certain significant expenditures involved in real property equity investments, such as real estate taxes, maintenance costs and mortgage payments, represent liabilities which must be met regardless of whether the property is producing any income. If we are unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or power of sale. In order to limit such risk, we intend to incur mortgage indebtedness only in those circumstances described under "Borrowing".

Real property equity investments are relatively illiquid. This illiquidity will tend to limit our ability to vary our portfolio promptly in response to changed economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of our properties.

Competition for Real Property Investments

We compete for suitable real property investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by us. Many of these investors have greater financial resources than us, or operate without our investment restrictions, or according to more flexible conditions. An increase in the availability of investment funds, and an increase in interest in real property investments, would tend to increase competition for real property investments thereby increasing purchase prices and reducing the yield thereon.

Unitholder Liability

The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier will be held to have any personal liability as such, and that no resort shall be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust. Only our assets are intended to be liable and subject to levy or execution.

On December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004*, a new Ontario statute included in Bill 106, 69 received Royal Assent. That statute provides that Unitholders of the Trust are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Trust or the Trustees, arising after December 16, 2004. That statute has not yet been judicially considered and it is possible that reliance on the statute by a Unitholder could be successfully challenged on jurisdictional or other grounds.

In order to further protect the Unitholders, the Declaration of Trust further provides that, whenever possible, certain written instruments signed by us must contain a provision to the effect that such obligation will not be binding upon Unitholders personally or upon any annuitant under a plan of which a Unitholder acts as trustee or carrier. In conducting our affairs, we have acquired and may acquire real property investments subject to existing contractual obligations, including obligations under Mortgages and leases that do not include such provisions. We will use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future.

The Trustees will cause our operations to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against us. On the basis of Canadian jurisprudence and the other factors described above, the possibility of Unitholders being personally liable for our obligations is considered extremely remote.

Governmental Regulation and Environmental Matters

Environmental and ecological related policies have become increasingly important in recent years. Under various federal and provincial laws, we are an owner or operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner. We are not aware of any material non-compliance, liability or other claim in connection with any of our properties, nor are we aware of any environmental condition with respect to any properties that it believes would involve material expenditures by it. It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any additional property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental mishap.

Construction Risk

Our construction commitments are subject to those risks usually attributable to construction projects, which include (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with existing lease agreements, some of which are conditional.

DISTRIBUTION POLICY

We distribute to Unitholders on or about the seventh day of each month (individually a "**Distribution Date**"), and more frequently if the Trustees so determine, an amount equal to at least 90% of our operating income for the immediately preceding calendar month, calculated as described below.

In our management information circular dated March 25, 2005, in respect of the 2005 Meeting, we have asked Unitholders to approve a resolution to amend our Declaration of Trust so as to permit the Trustees, where they determine it appropriate to do so in any year, to cause us to retain up to 20% of our distributable income (determined in accordance with the terms of the Declaration of Trust) from the distributions to be paid to Unitholders. For greater clarity, while this amendment will permit us to retain more of our distributable income, we do not intend to reduce distributions but rather will reduce our payout ratio by retaining a greater proportion of the growth in our distributable income. Any amounts retained from the distributions otherwise payable to the Unitholders would be determined by the Trustees having regard to our upcoming obligations in respect of our potential need to fund certain ongoing capital costs, including recurring mortgage principal repayments, tenant leasing costs and other value-adding opportunities. We believe that such discretion is desirable to ensure that we maintain adequate reserves to meet all of our financial obligations and to help fund future growth.

On each Distribution Date an estimate of our income is made. When the actual amount has been determined distributions for subsequent Distribution Dates are adjusted accordingly. A final adjustment is made as at December 31, if required, so that, to the maximum extent possible, the aggregate of the income calculated for the year then ending for the purpose of determining distributions for such year will be equal to the income which would have been calculated had the calculation been for the entire 12-month period.

The Declaration of Trust also provides, in general, that all of the income of the Trust for tax purposes will be paid or payable to Unitholders in the year. The Trust will deduct, for tax purposes, such

portion of the amount paid or payable, or deemed to be paid or payable, to Unitholders in the year, so that the Trust will generally not be liable for income tax in any year.

Computation of Income for Distribution Purposes

In calculating operating income for distribution purposes depreciation and amortization of all tangible and intangible capital assets, capital losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale), and expenses recorded on the granting of unit options or other unit based compensation are excluded. No deductions are made for gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale), amortization of differential between original rents and market rents arising at the time of acquisition, and adjustments for accounting for minimum rental revenue on a straight-line basis for the term of the related lease. Any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate shall be further added or deducted.

Computation of Capital Gains for Distribution Purposes

Our capital gains for any year means, in general, the amount of our capital gains for the year and, unless otherwise determined, is not reduced by the amount of any of our capital losses for the year or the amount of any of our capital losses carried forward from prior years.

Tax Deferral on Distributions

The adjusted cost base of Units held by a Unitholder generally will be reduced by the non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of certain capital gains). A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder's Units would otherwise be a negative amount, notwithstanding that the Unitholder has not sold any Units.

DISTRIBUTION REINVESTMENT PLAN

A distribution reinvestment plan (the "**Distribution Plan**") is available for those Unitholders electing to participate. The Distribution Plan provides that all or the requested portion of regular distributions payable to participating Unitholders will be reinvested in whole or fractional Units at the average market price of the Units on the Toronto Stock Exchange for the five trading days preceding the distribution date. In addition, participants receive a bonus number of Units equal to 3.1% of the number of additional Units acquired upon the reinvestment.

PRINCIPAL UNITHOLDERS

As at the date hereof, to our knowledge, no Units are directly or indirectly owned or controlled by any of our officers or Trustees, other than Edward Sonshine, Q.C. who holds 478,000 Units, Robert Wolf, who holds 50,168 Units, Clare R. Copeland, who holds 18,400 Units, Paul Godfrey, who holds 97,000 Units, Frank W. King, who holds 63,130 Units, Raymond M. Gelgoot, who holds 38,713 Units, Michael Stephenson, who holds 37,725 Units, Sharon Sallows, who holds 33,830 Units, Frederic Waks, who holds 91,650 Units, Jeff Ross, who holds 14,150 Units, Katherine Ritcey, who holds 48,000 Units, Danny Kissoon, who holds 6,000 Units, Donald MacKinnon, who holds 44,088 Units, Michael Connolly, who holds 1,285 Units, Dale H. Lastman, who holds 10,000 Units, Ronald W. Osborne, who holds 6,000 Units, John Ballantyne, who holds 100 Units and Jordan Robins, who holds 2,600 Units.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no proposed transactions which in either case have materially affected or will materially affect us in which any of our officers or Trustees had or has any material interest, direct or indirect.

UNIT OPTION PLAN

Among the purposes of the 1995 Restructuring was the creation of a management structure which, in addition to resulting in significant savings in annual management and transaction fees for us, would result in compensation of management based on our performance, so as to more closely align the interests of management with our interests and the interests of Unitholders.

As part of the 1995 Restructuring, the Unitholders approved the creation of a unit option plan (the "**Option Plan**") to encourage equity participation in us by our employees, management, consultants and members of the Board of Trustees and, in addition, to provide for an effective means of compensation to such persons based on the market value of the Units from time to time.

The Option Plan is administered by the human resources and compensation committee of the Board of Trustees, which has the power to amend, modify, suspend or terminate the Option Plan, subject to any necessary regulatory and Unitholder approvals.

In accordance with the policy governing options and other compensation arrangements promulgated by the Toronto Stock Exchange on March 22, 1994, the Option Plan is subject to the following:

(a) options issued under the Option Plan have a maximum term of ten years and are non-assignable;

(b) the exercise price at which options may be exercised is may not be lower than the closing price of the Units on the TSX on the day prior to grant;

(c) the number of Units reserved for issuance to any one person pursuant to the Option Plan may not exceed 5% of the outstanding Units;

(d) absent the approval of the Unitholders (given by a majority of "disinterested" Unitholders voting):

   (i) the number of Units reserved for issuance pursuant to the Option Plan granted to insiders (including officers of the Trust, members of the Board of Trustees and persons related thereto) may not exceed 10% of the outstanding Units;

   (ii) the number of Units issued to insiders within a one year period may not exceed 10% of the outstanding Units; and

   (iii) the number of Units issued to any one insider and his or her associates within a one year period may not exceed 5% of the outstanding Units;

(e) absent the approval of the Unitholders (given by a majority of Unitholders voting), the total number of Units in respect of which options may be granted under the Option Plan may not exceed 14,000,000; and

(f) any material amendment to an option held by an insider (including a change in the exercise price or expiry date) will require the approval of the Toronto Stock Exchange and the approval of "disinterested" Unitholders.

Page 11 of our management information circular dated March 7, 2005 for use in connection with the 2005 Meeting, which is available on SEDAR at www.sedar.com, sets forth the options granted pursuant to the Option Plan to our executives and is incorporated by reference herein.

The management information circular also describes a proposed amendment to increase the maximum number of Units issuable under the plan. Currently, the Unit Option Plan permits the issuance of up to 14,000,000 Units. Options to purchase 11,485,000 Units have been granted in accordance with the plan. 6,178,000 Units have been issued on the exercise of certain of those options and 5,307,000 options have not been exercised or were cancelled. The Trustees believe that option grants are an essential element in attracting additional members to senior management and in motivating employees of the Trust. After considering all relevant factors, the Trustees believe that it is appropriate to increase the number of Units reserved for issuance under the Unit Option Plan by 5,200,000. Upon this amendment, options to acquire up to 7,715,000 Units (representing approximately 4% of the number of Units currently issued and outstanding) could be granted under the Unit Option Plan.

RESTRICTED EQUITY UNIT PLAN

In fiscal 2004, the Trust implemented the Trustees' Restricted Equity Unit Plan (the "**REU Plan**"), which provides for an allotment of Restricted Equity Units ("**REUs**") to each non-employee Trustee at the discretion of the Human Resources and Compensation Committee. The value of the REUs so allotted will appreciate (or depreciate) with increases or decreases in the market price of the Units in the manner described in the REU Plan.

Each eligible trustee may participate in the REU Plan to the extent determined by the Human Resources and Compensation Committee. Members are also entitled to be credited with REUs for distributions paid in respect of Units of the Trust. The number of REUs to be credited in respect of distributions is determined by dividing the amount of distributions that would be payable on a number of Units equal to the number of REUs then credited to the member by the five-day weighted average closing price of a Unit on the immediately preceding five trading days.

REUs vest three years from the date of issue and are to be satisfied by the Trust within 30 days of vesting and, in any event, by no later than December 31 following the vesting date by payment of a cash amount equal to the number of vested REUs then credited to the member multiplied by the five-day weighted average closing price of a Unit on the TSX on the five trading days immediately preceding the vesting date, less applicable withholdings. The Trust's obligation to make payment on the redemption of REUs is an unfunded and unsecured obligation of the Trust.

All non-employee Trustees are members under the REU Plan.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Units is CIBC Mellon Trust Company at its principal office in the City of Toronto.

LEGAL PROCEEDINGS

We are not involved in any legal proceeding which would have a material effect on the Trust.

ADDITIONAL INFORMATION

We will provide to any person or company, upon request to our Chief Financial Officer:

1. at any time when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of our securities:

   (a) one copy of the latest annual information form, together with one copy of any documents or the pertinent pages of any document, incorporated therein by reference;

   (b) one copy of our consolidated financial statements filed under the statutory disclosure requirements of the various provincial and territorial securities acts and related disclosure legislation (collectively called the "**Acts**") for our most recently completed financial year in respect of which financial statements have been issued together with the report of the auditor thereon and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

   (c) one copy of our information circular filed under the Acts in respect of the most recent annual meeting of the Unitholders which involves the election of Trustees; and

   (d) one copy of any reports filed pursuant to the Acts which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs 1 (a), (b) and (c); or

2. at any other time, the documents referred to in subparagraphs 1(a), (b) and (c) above, provided that we may require the payment of a reasonable charge from any such person or company who is not a Unitholder where the documents are furnished under this paragraph.

Additional information regarding trustees' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions is contained in the management information circular for the 2005 Meeting. Additional financial information is provided in our consolidated financial statements for the year ended December 31, 2004. A copy of such documents is available on the Internet site of SEDAR at www.sedar.com. In the alternative, a copy may be obtained upon written request from our Chief Financial Officer.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Purpose:

To assist the Board in fulfilling its oversight responsibilities by reviewing, advising and making recommendations to the Board on:

1. The integrity of the financial information,

2. The financial reporting process,

3. The systems of internal controls which Management and the Board of Trustees have established,

4. The performance of the Trust's external auditors,

5. The external auditors' qualifications and independence, and

6. The Trust's compliance with related legal and regulatory requirements and internal policies.

Organization:

1. The Audit Committee shall consist of three or more Trustees appointed by the Board of Trustees, none of whom shall be officers or employees of the Trust or any of the Trust's affiliates.

2. Each of the members of the Audit Committee shall satisfy the applicable independence requirements of the laws governing the Trust, the applicable stock exchanges on which the Trust's securities are listed and applicable securities regulatory authorities.

3. The Board of Trustees shall designate one member of the Audit Committee as the Committee Chair. Members of the Audit Committee shall serve at the pleasure of the Board of Trustees for such term or terms as the Board of Trustees may determine or until he or she resigns.

4. Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Trustees in its business judgment.

5. At least one member of the Audit Committee shall have accounting or related financial experience as such qualification is interpreted by the Board of Trustees in its business judgment.

Authority:

1. The Audit Committee or any Trustee shall have unrestricted access to members of Management and relevant information.

2. The Audit Committee or any Trustee may retain independent counsel, accountants or others to assist it in the conduct of any investigation.

3. The Audit Committee shall have the authority to communicate directly with the external auditors.

Responsibilities:

1. ***General***

(a) Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

(b) Report Committee activities and actions to the Board of Trustees with recommendations, as the Committee deems appropriate.

(c) Review and update the Committee's charter annually.

(d) Perform an evaluation of the Committee's performance at least annually.

(e) Meet a minimum of four times per year or more frequently as circumstances require and at any time at the request of a member.

(f) Meet at least annually with the external auditors and Management in separate sessions to discuss any matters that the Committee believes should be discussed privately and to provide a forum for any relevant issues to be raised.

(g) Review with Management, and the external auditors, the scope of review of internal control over financial reporting, significant findings, recommendations and Management's responses for implementation of actions to correct weaknesses in internal controls.

(h) Review disclosures made by the CEO and CFO regarding significant deficiencies in the design or operation of internal controls or any fraud that involves Management or other employees who have a significant role in the Trust's internal controls.

(i) Review with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements or compliance with applicable laws and regulations, and inquiries received from regulators.

2. ***External Auditors***

(a) Recommend to the Board of Trustees the external auditors to be appointed, approve compensation of the external auditors and review and approve any proposal to change the external auditors.

(b) Review independence and qualifications of the external auditors. In assessing such independence the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditors outlining, any relationships between the external auditors and the Trust or its affiliates.

(c) Review the scope and approach of the annual audit plan with the external auditors.

(d) Discuss with the external auditors the quality and acceptability of the Trust's accounting principles including all critical accounting policies and practices used, any alternative treatments that have been discussed with Management as well as any other material communications with Management.

(e) Assess the external auditors' processes for identifying and responding to key audit and internal control risks.

(f) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider regular rotation of the audit firm.

(g) Evaluate the performance of the external auditors and present it to the Board of Trustees.

(h) Determine which non-audit services the external auditors are prohibited by law or regulation, or as determined by the Audit Committee, from providing and pre-approve all services provided by the external auditors. The Committee may delegate such pre-approval authority to a member of the Committee. The decision of any Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

(i) The Audit Committee shall review and approve the Trust's hiring policies regarding employees and former employees of the present and former external auditors of the Trust.

3. ***Financial Reporting***

(a) Review and approve the Trust's interim financial statements and interim financial information and disclosures under Management's Discussion and Analysis and earnings press release, prior to filing. If the members of the Audit Committee deem it to be necessary, they shall provide a report to the Board of Trustees based on this review.

(b) Before the Board of Trustees approves the annual financial statements and related MD&A, the Audit Committee shall review with Management and the external auditors, at the completion of the annual audit:

(i) The Trust's annual financial statements, MD&A and related footnotes.

(ii) The external auditors' audit of the financial statements and their report.

(iii) Any significant changes required in the external auditors' audit plan.

(iv) Any difficulties or disputes with Management encountered during the audit.

(v) The Trust's accounting policies.

(vi) Other matters related to conduct, which should be communicated to the Committee under generally accepted auditing standards.

The Audit Committee shall then present a report to the Board for its review.

(c) Review significant accounting and reporting issues and understand their impact on the financial statements. These include complex or unusual transactions and highly judgmental areas; major issues regarding accounting principles and financial presentations, including significant changes in the Trust's selection or application of accounting principles; the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the financial statements of the Trust.

(d) Review analysis prepared by Management and/or the external auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information, including analysis of the effects of alternative GAAP methods.

(e) Advise Management, based upon the Audit Committee's review and discussion, whether anything has come to the Audit Committee's attention that causes it to believe that the financial statements contain an untrue statement of material fact or omit to state a necessary material fact.

(f) Review and monitor the administration of and compliance with the Trust's Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

4. ***Treatment of Complaints***

(a) Establish procedures for the receipt, recording and treatment of complaints received by the Trust regarding accounting, internal controls, or auditing matters.

(b) Establish procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters of the Trust.

5. ***Limitation on the Oversight Role of the Audit Committee***

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board of Trustees are subject.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Trust's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

Appendix – Audit Committee Charter Definitions

Independent

1. A member of an audit committee is independent if the member has no direct or indirect material relationship with the Trust.

2. For the purpose of subsection (1), a material relationship means a relationship, which could, in the view of the Trust's Board of Trustees, reasonably interfere with the exercise of a member's independent judgment.

3. Despite subsection (2), the following persons are considered to have a material relationship with the Trust: A person who is, or whose immediate family member is, or at any time during the three preceding fiscal years has been, an officer or employee of the Trust, or of any of its subsidiary entities or affiliated entities;

(a) A person who is, or has been, an affiliated entity of, a partner of, or employed by a current or former external auditor of the Trust, unless three years have elapsed since the person's relationship with the external auditor, or the auditing relationship, has ended;

(b) A person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former external auditor of the Trust, unless three fiscal years have elapsed since the person's relationship with the internal (if any) or external auditors, or the auditing relationship has ended;

(c) A person who is, or has been, or whose immediately family member is or has been, employed as an executive officer of an entity if any of the Trust's current executives serve on the entity's compensation committee, unless three fiscal years have elapsed since the end of the service or employment;

(d) A person who accepts, or has accepted at any time during the three preceding fiscal years, directly or indirectly, any consulting, advisory or other compensatory fee from the Trust or any subsidiary entity of the Trust, other than as remuneration for acting in his or her capacity as a member of the Audit Committee, the Board of Trustees, or any other Board committee; and

(e) A person who is an affiliated entity of the Trust or any of its subsidiary entities.

4. For the purpose of clause 3(d), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a) An immediate family member, or

(b) A partner, member or executive officer of, or person who occupies a similar position with, an entity that provides accounting, consulting, legal, investment banking or financial advisory services to the Trust or any subsidiary entity of the Trust, other than limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity.

Financially Literate

"Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements.

Accounting or Related Financial Experience

A Trustee who has "accounting or related financial experience" is one who has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

Document 29

TRUSTEES' REGULATION No. 1

Regulations relating generally to the conduct of the affairs of Riocan Real Estate Investment Trust.

Pursuant to Section 3.3 of the Declaration (as hereinafter defined), the following are hereby enacted as trustees' regulations for RioCan Real Estate Investment Trust (the "**Trust**"):

PART 1 -DEFINITIONS

1.1 In these regulations, unless the context otherwise specifies or requires:

(a) "**Declaration**" means the amended and restated declaration of trust of the Trust made as of July 1, 1995, as amended from time to time;

(b) "**Regulations**" means any Trustees' regulations of the Trust from time to time in force and effect;

(c) "**Signing Authorities**" means, collectively, the President of the Trust, each Vice-President of the Trust, the Treasurer (if any) of the Trust and any Trustee who is also a member of the Investment Committee, and "**Signing Authority**" means any of the foregoing persons;

(d) "**Trustees**" means the trustees of the Trust;

(e) all terms contained in these Regulations which are defined in the Declaration shall have the meanings given to such terms in the Declaration;

(f) words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders, words importing persons all include syndicates, trusts and any number or aggregate of persons; and

(g) the headings used in these Regulations are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

PART 2 - REMUNERATION OF TRUSTEES, OFFICERS AND EMPLOYEES

2.1 The remuneration to be paid to the Trustees shall be such as the Trustees or the Compensation Committee shall from time to time by resolution determine and such remuneration shall not (unless otherwise expressly provided, and only if permitted by the Declaration) be in addition to the salary paid to any officer or employee of the Trust who is also a Trustee. The Trustees or the Compensation Committee may also by resolution award special remuneration to any Trustee in undertaking any special services on the Trust's behalf other than the normal work ordinarily required of a Trustee. The confirmation of any such resolution or resolutions by the Unitholders shall not be required. The Trustees or the Compensation Committee may fix the

remuneration of the officers and employees of the Trust. The Trustees and the officers and employees of the Trust shall unless provided otherwise in the Declaration, also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Trust.

PART 3 - OFFICERS

3.1 *Appointment of officers.* The Trustees shall, as often as may be required, appoint such officers for the Trust as are required under the terms of the Declaration and, if deemed advisable, may as often as may be required appoint such other officers (including a Chairman for the Trustees, whether as an executive or non-executive position). None of such officers (except the Chairman of the Trustees) need be a Trustee. The President of the Trust may from time to time appoint such other employees and agents as he shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by the President, provided that no such appointee shall be given any authority which is greater than that which the President of the Trust has been granted.

3.2 *Removal of officers, etc.* All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the Trustees at any time, with or without cause.

3.3 *Duties of officers may be delegated.* In the case of the absence or inability or refusal to act of any officer of the Trust, or for any other reason that the Trustees may deem sufficient, the Trustees may delegate all or any of the powers of such officer to any other officer or to any Trustee for the time being.

3.4 *President.* The President shall be the chief executive officer of the Trust and shall exercise general supervision over the business and affairs of the Trust. In the absence of the Chairman of the Board (if any), the President shall, when present, preside at all meetings of the Trustees, any committee of the Trustees and Unitholders; he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the Trustees or by any Regulations or as are incident to his office.

3.5 *Vice-President.* The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a Trustee shall not preside as the chairman at any meeting of Trustees or Unitholders. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the Trustees or by any Regulations.

3.6 *Secretary.* The Secretary shall give or cause to be given notices for all meetings of the Trustees, any committee of the Trustees and Unitholders when directed to do so and shall have charge of the minute books of the Trust. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Trustees or by any Regulations or as are incident to his office.

3.7 *Treasurer/Controller/Vice-President, Finance.* Subject to the provisions of the Declaration, any resolutions of the Trustees or any Regulations, the Treasurer or the Controller or the Vice-President, Finance shall have the care and custody of all the funds and securities of the Trust and shall deposit the same in the name of the Trust in such banks or with such other depositary or depositaries as the Trustees may by resolution direct. He shall prepare and maintain adequate accounting records. He shall manage the Trust's financial information systems and shall provide financial information and data to the Trustees. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the Trustees or as are incident to his office. He may be required to give such bond for the faithful performance of his duties by any Regulations as the Trustees in their uncontrolled discretion may require, provided that no Trustee shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Trust to receive any indemnity thereby provided.

3.8 *Vacancies.* If any office created pursuant to the Declaration or otherwise created as contemplated in Section 3.1 of these Regulations shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the Trustees shall in the case of any officer required pursuant to the Declaration and may in the case of any other officers, appoint an officer to fill such vacancy.

PART 4 - CHEQUES, DRAFTS, NOTES, ETC.

4.1 All cheques, drafts or orders for the payment of money shall be signed by any two Signing Authorities and all notes, acceptances and bills of exchange shall be signed by any one Signing Authority, or by such other person or persons, whether or not officers of the Trust or in such other manner as the Trustees may from time to time designate by resolutions or by Regulations.

PART 5 - EXECUTION OF CONTRACTS, ETC.

5.1 Contracts, documents or instruments in writing requiring the signature of the Trust may be signed by any Signing Authority and all contracts, documents or instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. The Trustees are authorized from time to time by resolution to appoint any other person or persons on behalf of the Trust either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The term "**contracts, documents or instruments in writing**" as used in these Regulations shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

In particular, without limiting the generality of the foregoing, any Signing Authority is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Trust and to sign and execute all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveyancing any such securities.

The signature or signatures of the Signing Authorities and any other person or persons appointed as aforesaid by resolution of the Trustees or by Regulations may, if specifically authorized by resolution of the Trustees or by Regulations, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Trust executed or issued by or on behalf of the Trust and all contracts, documents or instruments in writing or securities of the Trust on which the signature or signatures of any of the Signing Authorities or other authorized person(s) shall be so reproduced as provided for in these Regulations or by authorization by resolution of the Trustees or by Regulations, shall be deemed to have been manually signed by such Signing Authorities or other authorized person(s) whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the Signing Authorities or other authorized person(s) whose signature or signatures is or are so reproduced may have ceased to hold the relevant office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Trust.

ENACTED the 27 day of October, 1995.

Edward Sonshine, Q.C.	**Robert T. Wolf**
President	**Secretary**

The undersigned, being each of the Trustees of RioCan Real Estate Investment Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of July 1, 1995, by their signatures hereby make the foregoing Trustees' Regulation No. 1.

DATED the 27 day of October, 1995.

Allan Silber	**Edward Sonshine, Q.C.**
Paul Godfrey	**Clare R. Copeland**

Michael Stephenson

u:\data\staff\glitwack\wp\riocan\rio-tr.gml

Document 30

AMENDED AND RESTATED TRUSTEES' REGULATION No. 2

Regulations relating to the approval of loan and security documents.

Pursuant to Section 3.3 of the Declaration (as hereinafter defined), the following are hereby enacted as trustees' regulations for RioCan Real Estate Investment Trust (the "**Trust**"):

PART 1 - DEFINITIONS

1.1 In these regulations, unless the context otherwise specifies or requires:

(a) "**Declaration**" means the amended and restated declaration of trust of the Trust made as of May 31, 1999, as amended from time to time;

(b) "**Investor Debt Instruments**" means contracts, documents, or instruments evidencing indebtedness of the Trust or evidencing the granting of a security interest by the Trust proposed to be issued to investors as part of a public offering or private placement of debt securities (which, for greater certainty, would not include loans from and mortgages to lenders or vendors in connection with property acquisitions or development and other such issuances of debt as would not ordinarily be considered an offering of securities offered through securities dealers);

(c) "**Loan and Security Agreements**" means any and all contracts, documents or instruments in writing evidencing indebtedness of, or assumption of indebtedness by, the Trust or evidencing an obligation to grant or the granting of a security interest by the Trust or a guarantee as permitted by the Declaration, other than Investor Debt Instruments;

(d) "**Regulations**" means any Trustees' regulations of the Trust from time to time in force and effect;

(e) "**Signing Authorities**" means, collectively, the President of the Trust, each Vice-President of the Trust, the Treasurer (if any) of the Trust, and "**Signing Authority**" means any of the foregoing persons;

(f) "**Trustees**" means the trustees of the Trust;

(g) words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders, words importing persons all include syndicates, trusts and any number or aggregate of persons; and

(h) the headings used in these Regulations are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

PART 2 - AUTHORIZATION AND EXECUTION OF LOAN AND SECURITY AGREEMENTS

2.1 Notwithstanding Parts 4 and 5 of Regulation No. 1 (adopted as of October 27, 1995), the entering into of Loan and Security Agreements requires the approval of two Signing Authorities (together, the "Authorizing Signing Authorities") and, once so approved, may be signed by any Signing Authority (whether or not one of the Authorizing Signing Authorities) or, solely in the case of Loan and Security Agreements to be entered into in respect of one or more properties in the Province of Quebec, such other person or persons as the Authorizing Signing Authorities may authorize in writing.

ENACTED the 2nd day of December, 1999.

Edward Sonshine, Q.C. **President**	**Robert T. Wolf** **Secretary**

The undersigned, being each of the Trustees of RioCan Real Estate Investment Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of May31, 1999, by their signatures hereby make the foregoing Trustees' Regulation No. 2.

DATED the 2nd day of December, 1999.

Allan Silber	**Clare R. Copeland**
Edward Sonshine, Q.C.	**Michael Stephenson**
Paul Godfrey	**Frank W. King**
Raymond M. Gelgoot	**Sharon Sallows**

PART 2 - AUTHORIZATION AND EXECUTION OF LOAN AND SECURITY AGREEMENTS

2.1 Notwithstanding Parts 4 and 5 of Regulation No. 1 (adopted as of October 27, 1995), the entering into of Loan and Security Agreements requires the approval of two Signing Authorities (together, the "Authorizing Signing Authorities") and, once so approved, may be signed by any Signing Authority (whether or not one of the Authorizing Signing Authorities) or, solely in the case of Loan and Security Agreements to be entered into in respect of one or more properties in the Province of Quebec, such other person or persons as the Authorizing Signing Authorities may authorize in writing.

ENACTED the 2nd day of December, 1999.

Edward Sonshine, Q.C.	**Robert T. Wolf**
President	**Secretary**

The undersigned, being each of the Trustees of RioCan Real Estate Investment Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of May31, 1999, by their signatures hereby make the foregoing Trustees' Regulation No. 2.

DATED the 2nd day of December, 1999.

Allan Silber	**Clare R. Copeland**
Edward Sonshine, Q.C.	**Michael Stephenson**
Paul Godfrey	**Frank W. King**
Raymond M. Gelgoot	**Sharon Sallows**

PART 2 - AUTHORIZATION AND EXECUTION OF LOAN AND SECURITY AGREEMENTS

2.1 Notwithstanding Parts 4 and 5 of Regulation No. 1 (adopted as of October 27, 1995), the entering into of Loan and Security Agreements requires the approval of two Signing Authorities (together, the "Authorizing Signing Authorities") and, once so approved, may be signed by any Signing Authority (whether or not one of the Authorizing Signing Authorities) or, solely in the case of Loan and Security Agreements to be entered into in respect of one or more properties in the Province of Quebec, such other person or persons as the Authorizing Signing Authorities may authorize in writing.

ENACTED the 2nd day of December, 1999.

Edward Sonshine, Q.C.	**Robert T. Wolf**
President	**Secretary**

The undersigned, being each of the Trustees of RioCan Real Estate Investment Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of May31, 1999, by their signatures hereby make the foregoing Trustees' Regulation No. 2.

DATED the 2nd day of December, 1999.

Allan Silber	**Claro R. Copeland**
Edward Sonshine, Q.C.	**Michael Stephenson**
Paul Godfrey	**Frank W. King**
Raymond M. Gelgoot	**Sharon Sallows**

PART 2 - AUTHORIZATION AND EXECUTION OF LOAN AND SECURITY AGREEMENTS

2.1 Notwithstanding Parts 4 and 5 of Regulation No. 1 (adopted as of October 27, 1995), the entering into of Loan and Security Agreements requires the approval of two Signing Authorities (together, the "Authorizing Signing Authorities") and, once so approved, may be signed by any Signing Authority (whether or not one of the Authorizing Signing Authorities) or, solely in the case of Loan and Security Agreements to be entered into in respect of one or more properties in the Province of Quebec, such other person or persons as the Authorizing Signing Authorities may authorize in writing.

ENACTED the 2nd day of December, 1999.

Edward Sonshine, Q.C.
President

Robert T. Wolf
Secretary

The undersigned, being each of the Trustees of RioCan Real Estate Investment Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of May31, 1999, by their signatures hereby make the foregoing Trustees' Regulation No. 2.

DATED the 2nd day of December, 1999.

Allan Silber

Clare R. Copeland

Edward Sonshine, Q.C.

Michael Stephenson

Paul Godfrey

Frank W. King

Raymond M. Gelgoot

Sharon Sallows

PART 2 - AUTHORIZATION AND EXECUTION OF LOAN AND SECURITY AGREEMENTS

2.1 Notwithstanding Parts 4 and 5 of Regulation No. 1 (adopted as of October 27, 1995), the entering into of Loan and Security Agreements requires the approval of two Signing Authorities (together, the "Authorizing Signing Authorities") and, once so approved, may be signed by any Signing Authority (whether or not one of the Authorizing Signing Authorities) or, solely in the case of Loan and Security Agreements to be entered into in respect of one or more properties in the Province of Quebec, such other person or persons as the Authorizing Signing Authorities may authorize in writing.

ENACTED the 2nd day of December, 1999.

Edward Sonshine, Q.C.
President

Robert T. Wolf
Secretary

The undersigned, being each of the Trustees of RioCan Real Estate Investment Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of May31, 1999, by their signatures hereby make the foregoing Trustees' Regulation No. 2.

DATED the 2nd day of December, 1999.

Allan Silber

Clare R. Copeland

Edward Sonshine, Q.C.

Michael Stephenson

Paul Godfrey

Frank W. King

Raymond M. Gelgoot

Sharon Sallows

PART 2 - AUTHORIZATION AND EXECUTION OF LOAN AND SECURITY AGREEMENTS

2.1 Notwithstanding Parts 4 and 5 of Regulation No. 1 (adopted as of October 27, 1995), the entering into of Loan and Security Agreements requires the approval of two Signing Authorities (together, the "Authorizing Signing Authorities") and, once so approved, may be signed by any Signing Authority (whether or not one of the Authorizing Signing Authorities) or, solely in the case of Loan and Security Agreements to be entered into in respect of one or more properties in the Province of Quebec, such other person or persons as the Authorizing Signing Authorities may authorize in writing.

ENACTED the 2nd day of December, 1999.

Edward Sonshine, Q.C.	**Robert T. Wolf**
President	**Secretary**

The undersigned, being each of the Trustees of RioCan Real Estate Investment Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of May 31, 1999, by their signatures hereby make the foregoing Trustees' Regulation No. 2.

DATED the 2nd day of December, 1999.

Allan Silber	**Clare R. Copeland**
Edward Sonshine, Q.C.	**Michael Stephenson**
Paul Godfrey	**Frank W. King**
Raymond M. Gelgoot	**Sharon Sallows**

Document 31

TRUSTEES' REGULATION No. 3

This Trustees' Regulation No. 3 relates to the conduct of the affairs of RioCan Real Estate Investment Trust (the "Trust") and the rights and powers of the Trust's officers.

Pursuant to Section 3.3 of the Declaration, the following are hereby enacted as trustees' regulations for the Trust.

All terms with initial capital letters contained in this Trustees' Regulation No. 3 that are not defined herein shall have the meanings given to such terms in the Declaration.

AUTHORIZATION OF ACTS

1. The President of the Trust may enter into, on behalf of the Trust, a contract, document or instrument in writing providing for a public offering or private placement of:

    a. an aggregate principal amount of debt securities (which, for greater certainty, do not include loans from, or mortgages to, lenders or vendors in connection with property acquisitions or development or other issuances of debt that would not ordinarily be considered an offering of securities offered through securities dealers) that does not exceed 10% of the aggregate amount of indebtedness (as defined in the Declaration) outstanding immediately prior to the execution of such instrument, or

    b. Units for aggregate gross proceeds to the Trust that do not exceed 10% of the Adjusted Unitholders' Equity immediately prior to the execution of such instrument, provided that the Units shall not be offered at an offering price that is less than 96% of the current market price of the Units (not including any underwriting fee),

    and any such contracts, documents or instruments in writing are hereby authorized by the Trustees.

2. Notwithstanding Section 1 of this Trustees' Regulation No. 3,:

    a. the Trustees shall consider and, if appropriate, approve any prospectus to be used in connection with a public offering or an offering memorandum, if any, in connection with a private placement of securities prior to the filing or delivery thereof, as the case may be;

    b. the Trustees shall authorize the issuance and allotment of the securities to be offered pursuant to any public offering or private placement; and

    c. the President of the Trust shall endeavour to inform the Trustees in advance of the entering into a contract, document or instrument providing for any public offering or private placement of securities of the Trust as contemplated in this Trustees' Regulation No. 3.

3. All Trustees' Regulations adopted by the Trust pursuant to section 3.3 of the Declaration, including this Trustees' Regulation No. 3, shall be reviewed and considered by the Trustees from time to time.

ENACTED the 7th day of December, 2004

The undersigned, being all of the Trustees of the Trust, pursuant to Sections 3.3 and 7.1 of the amended and restated declaration of trust of the Trust made as of June 2, 2004, by their signatures hereby make the foregoing Trustees' Regulation No. 3.

"*Clare R. Copeland*" l/s
Clare R. Copeland

"*Susan Crocker*" l/s
Susan Crocker

"*Raymond M. Gelgoot*" l/s
Raymond M. Gelgoot

"*Paul Godfrey*" l/s
Paul Godfrey

"*Frank W. King*" l/s
Frank W. King

"*Dale H. Lastman*" l/s
Dale H. Lastman

"*Ronald Osborne*" l/s
Ronald Osborne

"*Sharon Sallows*" l/s
Sharon Sallows

"*Edward Sonshine Q.C*". l/s
Edward Sonshine, Q.C.

"*Michael Stephenson*" l/s
Michael Stephenson

Document 32

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6
Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

DIRECT LINE: (416) 597-6251
lpavao@goodmans.ca

March 17, 2005

Our File No. 05-2850

VIA SEDAR
HARD COPY ON FILE

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marches financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
Renewal Annual Information Form dated March 11, 2005 (the "AIF")

On behalf of the REIT, please be advised that the REIT will be relying on the AIF filed pursuant to National Instrument 51-102 under SEDAR project number 750839 as the AIF under National Instrument 44-101.

Thank you in advance for your assistance in this matter. Should you require further information, please do not hesitate to call me at (416) 597-6251.

Yours truly,

GOODMANS LLP

Per: *"Linda Pavao"*

Linda M. Pavao
Securities Law Clerk

COPY: Mark Spiro, *Goodmans LLP*

Document 33

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

Receipt for (Final) Short Form Shelf Prospectus dated **February 21st , 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **22nd** day of **February, 2005**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**738405**

Document 34

RIOCAN REAL ESTATE INVESTMENT TRUST

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

RioCan Real Estate Investment Trust (the "**Issuer**")
Exchange Tower, Suite 700
130 King Street West
Toronto, Ontario
M5X 1E3

Item 2 - Date of Material Change

March 1, 2005

Item 3 - Press Release

Copies of the press releases issued on March 1, 2005, March 2, 2005, March 7, 2005 and March 8, 2005 are attached to this material change report as Schedule "A", Schedule "B", Schedule "C", and Schedule "D", respectively.

Item 4 - Summary of Material Changes

On March 1, 2005 the Issuer announced:

(i) the redemption of its $150 million 7.05% RealFund Series A August 1, 2007 senior unsecured debentures; and

(ii) its plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures.

Item 5 - Full Description of Material Change

Redemption of RealFund Series A Debentures

On March 1, 2005 the Issuer announced that it would be issuing a notice of redemption to holders of its $150 million 7.05% RealFund Series A August 1, 2007 senior unsecured debentures ("RealFund Debentures"). The RealFund Debentures will be redeemed on March 31, 2005, in accordance with their terms, at a redemption price of $108.423 plus accrued and unpaid interest of $1.120274 both per $100 principal amount.

Amendments to and Redemption of Series A and Series C Debentures

On March 1, 2005 the Issuer announced its plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures ("As" and "Cs", respectively).

The Issuer retained RBC Capital Markets ("RBC") as dealer manager in conjunction with the consent solicitation and on March 2, 2005 RBC agreed to acquire 75% or more of each of the outstanding As and Cs in the open market, if available, at a price equal to the Canada Yield Price on the date of purchase. The Canada Yield Price is the price of the debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financing practice, equal to the yield on an equivalent term Government of Canada bond on the relevant date. The Issuer and RBC agreed that if RBC purchased an aggregate principal amount of As and Cs equal to or greater than 75% of the outstanding amounts of each series of debentures, RBC would consent to the amendment to permit RioCan to redeem both series of debentures. RBC's agreement to purchase these debentures and consent was conditional upon the Issuer's commitment to redeem these two series of debentures, assuming that RBC acquired 75% or more of both series on or before March 4, 2005.

On March 7, 2005 the Issuer announced that it had obtained the necessary debentureholder consents to permit the redemption of the As and Cs. As such, the Issuer has issued notices of redemption to holders of the As and Cs. The As and Cs will be redeemed on March 11, 2005 at a redemption price of $109.809 plus accrued and unpaid interest of $2.537452, and $103.797 plus accrued and unpaid interest of $1.025753, respectively, both per $100 principal amount.

On March 1, 2005 the Issuer announced that it had agreed to issue, on a bought deal basis, $200 million principal amount of senior unsecured debentures with a maturity date of March 8, 2011 and a coupon rate of 4.91%. The offering was completed on March 8, 2005 and was underwritten by RBC. This offering was made under the Issuer's shelf prospectus dated February 21, 2005. The terms of the offering are described in the prospectus supplement dated March 1, 2005 and the net proceeds from it will be used to fund the redemption of the RealFund Debentures and to pay for the maturity of its $50 million 6.75% Series B due April 25, 2005.

The Issuer announced on March 7, 2005 that it has agreed to issue, on a bought deal basis, $150 million principal amount of senior unsecured debentures with a maturity date of March 11, 2013 and a coupon rate of 5.23%. A syndicate led by RBC is underwriting the offering. Closing of this issue is expected on or about March 11, 2005. This offering is being made under the Issuer's shelf prospectus dated February 21, 2005 and the net proceeds from it will be used to redeem the As and Cs as well as for general trust purposes.

Item 6 - Confidentiality

Not applicable.

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and this report:

Robert Wolf
Vice-President and Chief Financial Officer
416.866.3198

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 10th day of March, 2005.

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

SCHEDULE "A"

TSX SYMBOL: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES REDEMPTION OF UNSECURED DEBENTURES

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 1, 2005) - RioCan Real Estate Investment Trust ("RioCan") announced today that it is issuing a notice of redemption to holders of its $150 million 7.05% RealFund Series A August 1, 2007 senior unsecured debentures ("RealFund Debentures"). The RealFund Debentures will be redeemed on March 31, 2005, in accordance with their terms, at a redemption price of $108.423 plus accrued and unpaid interest of $1.120274 both per $100 principal amount.

RioCan also announced its plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures ("As" and "Cs", respectively). The As and Cs are currently not redeemable. Subject to the consent of debentureholders, RioCan intends to amend the trust indenture for each of the As and Cs to permit their redemption and then complete the redemption of these debentures. The trust indenture for the As and Cs provides that the written consents of debentureholders representing at least 75% of the aggregate principal amounts of each series of debentures outstanding is required. RioCan will seek and accept the written consents from debentureholders of each series by no later than 5:00 pm on March 21, 2005 (unless otherwise extended) and, assuming the requisite consents are obtained, intends to redeem the debentures by no later than April 25, 2005. RioCan has retained RBC Capital Markets as dealer manager in conjunction with this consent solicitation. RioCan intends to fund the redemption of the As and Cs using a combination of then existing cash resources and new debt financing to be obtained.

RioCan today also announced that it has agreed to issue, on a bought deal basis, $200 million principal amount of senior unsecured debentures with a maturity date of March 8, 2011 and a coupon rate of 4.91%. The offering is being underwritten by RBC Capital Markets. Closing of this issue is expected on or about March 8, 2005. This offering is being made under RioCan's shelf prospectus dated February 21, 2005 and the net proceeds from it will be used to fund the redemption of the RealFund Debentures and to pay for the maturity of its $50 million 6.75% Series B due April 25, 2005. The debentures have been provisionally rated BBB (Stable) by DBRS and BBB- by S&P.

Edward Sonshine, Q.C., President and C.E.O. of RioCan said, "RioCan currently has four Series of debentures outstanding totalling $338 million, each with a covenant pattern that effectively limits us to a 55% of historic book cost leverage limit. Successful completion of the transactions we are announcing today, coupled with the repayment on maturity of our April 25, 2005 6.75% Series B unsecured debentures, will result in our being able to increase our leverage limit to 60% of the historic book cost of our total assets, which is what our unitholders approved in 2001 and

is consistent with the covenant pattern on our Series D and E unsecured debentures and the new unsecured debenture issue announced today.

While our key goal is to continue to be a conservatively financed, investment-grade rated entity, the fact that our leverage limits are measured against historic book cost makes our cost of capital unduly higher than it need be. The value of our property portfolio far exceeds the amount indicated by our approximate $9 book value per unit. This is evidenced by the fact that: (i) approximately 25% of our 37 million square foot portfolio (including partners' interests) have been developed or constructed by RioCan (and partners) at initial returns generally in the double digits; and (ii) of our approximately $3.8 billion income property portfolio (at historic book cost), approximately $3.1 billion was acquired or developed prior to 2003, well before the increases in market values for our kinds of assets occurred.

These initiatives will enable RioCan to lock in long term financing at today's generational-low interest rates, take advantage of the abundance of capital available in the market today and significantly reduce our refinancing requirements through 2008. With the ability to finance future acquisitions with low cost debt capital, RioCan will be significantly more capable of being active in an extremely competitive acquisition market. This will ultimately lead to increased returns to our unitholders without negatively impacting the stability and reliability of our distributions or negatively impacting our debentureholders or our credit ratings."

The estimated costs of successfully completing all of the initiatives described herein (other than the costs associated with today's offering of new unsecured debentures) are estimated to be approximately $18 million. These costs will be expensed in full in RioCan's financial statements as incurred.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the debentures may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

SCHEDULE "B"

TSX SYMBOL: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES TERMS OF REDEMPTION OF OCTOBER 31, 2007 7.07% SERIES A AND JANUARY 18, 2006 7.20% SERIES C UNSECURED DEBENTURES

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 2, 2005) – As previously announced, RioCan Real Estate Investment Trust ("RioCan") has begun to seek consents to permit it to redeem its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures. RioCan announced today that, subject to receiving the requisite debentureholder consents (being consent in writing from holders of at least 75% of the outstanding principal amount of each series of debentures), the redemption price for these debentures will be equal to the greater of: (i) the Canada Yield Price on the date of notice of redemption; and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. The Canada Yield Price is the price of the debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financing practice, equal to the yield on an equivalent term Government of Canada bond on the relevant date.

RBC Capital Markets, the dealer manager in conjunction with the consent solicitation, has agreed to acquire 75% or more of each of the outstanding Series A and Series C debentures in the open market, if available, at a price equal to the Canada Yield Price on the date of purchase. RioCan and RBC Capital Markets have agreed that if RBC Capital Markets purchases an aggregate principal amount of Series A and Series C debentures equal to or greater than 75% of the outstanding amounts of each series of debentures, RBC Capital Markets will consent to the amendment to permit RioCan to redeem both series of debentures. RBC Capital Markets' agreement to purchase these debentures and consent is conditional upon RioCan's commitment to redeem these two series of debentures by no later than Thursday, March 10, 2005, assuming that RBC Capital Markets acquires 75% or more of both series on or before March 4, 2005.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

SCHEDULE "C"

TSX SYMBOL: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES REDEMPTION OF OCTOBER 31, 2007 7.07% SERIES A AND JANUARY 18, 2006 7.20% SERIES C UNSECURED DEBENTURES

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 7, 2005) – RioCan Real Estate Investment Trust ("RioCan") announced today that it has obtained the necessary debentureholder consents to permit the redemption of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures ("As" and "Cs", respectively). As such, RioCan has issued notices of redemption to holders of the As and Cs. The As and Cs will be redeemed on March 11, 2005, in accordance with previously announced terms, at a redemption price of $109.809 plus accrued and unpaid interest of $2.537452, and $103.797 plus accrued and unpaid interest of $1.025753, respectively, both per $100 principal amount.

RioCan today also announced that it has agreed to issue, on a bought deal basis, $150 million principal amount of senior unsecured debentures with a maturity date of March 11, 2013 and a coupon rate of 5.23%. A syndicate led by RBC Capital Markets is underwriting the offering. Closing of this issue is expected on or about March 11, 2005. This offering is being made under RioCan's shelf prospectus dated February 21, 2005 and the net proceeds from it will be used to redeem the As and Cs as well as for general Trust purposes. The debentures have been provisionally rated BBB- by Standard & Poor's and BBB (Stable) by Dominion Bond Rating Services.

Edward Sonshine, Q.C., President and C.E.O. of RioCan said, "RioCan is extremely pleased with our success in redeeming those of our unsecured debentures which have, until now, unduly limited our leverage limits. Restructuring of these debts coupled with the repayment on maturity of our April 25, 2005 6.75% Series B unsecured debentures will now enable us to increase our leverage limit to 60% of the historic book cost of our total assets. The $350 million of new financings we have arranged over the past week at generational-low interest rates will greatly reduce our refinancing requirements through 2008. With the ability to finance future acquisitions almost exclusively with low cost debt and internally generated capital, we will be significantly more capable of being active in an extremely competitive acquisition market. This will ultimately lead to increased returns to our unitholders."

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 187 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

SCHEDULE "D"

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES COMPLETION OF $200 MILLION UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 8, 2005) - RioCan Real Estate Investment Trust ("RioCan") today announced that it has completed its previously announced issue, on a bought deal basis, of $200 million principal amount of senior unsecured debentures. The debentures carry a coupon rate of 4.91% and will mature on March 8, 2011. The offering was underwritten by RBC Capital Markets.

This offering is being made under RioCan's shelf prospectus dated February 21, 2005. The terms of the offering are described in the prospectus supplement dated March 1, 2005, which was filed with Canadian securities regulatory authorities.

The net proceeds from this offering, rated BBB- by Standard & Poor's and BBB (Stable) by Dominion Bond Rating Services, will be used to fund the redemption of the Trust's outstanding RealFund Series A senior unsecured debentures due August 1, 2007 and to pay for the maturity of its $50 million 6.75% Series B unsecured debentures due April 25, 2005 and for general Trust purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 187 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 35

TSX SYMBOL: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES REDEMPTION OF UNSECURED DEBENTURES

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 1, 2005) - RioCan Real Estate Investment Trust ("RioCan") announced today that it is issuing a notice of redemption to holders of its $150 million 7.05% RealFund Series A August 1, 2007 senior unsecured debentures ("RealFund Debentures"). The RealFund Debentures will be redeemed on March 31, 2005, in accordance with their terms, at a redemption price of $108.423 plus accrued and unpaid interest of $1.120274 both per $100 principal amount.

RioCan also announced its plan to seek approval for amendments to be made to permit it to redeem all of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures ("As" and "Cs", respectively). The As and Cs are currently not redeemable. Subject to the consent of debentureholders, RioCan intends to amend the trust indenture for each of the As and Cs to permit their redemption and then complete the redemption of these debentures. The trust indenture for the As and Cs provides that the written consents of debentureholders representing at least 75% of the aggregate principal amounts of each series of debentures outstanding is required. RioCan will seek and accept the written consents from debentureholders of each series by no later than 5:00 pm on March 21, 2005 (unless otherwise extended) and, assuming the requisite consents are obtained, intends to redeem the debentures by no later than April 25, 2005. RioCan has retained RBC Capital Markets as dealer manager in conjunction with this consent solicitation. RioCan intends to fund the redemption of the As and Cs using a combination of then existing cash resources and new debt financing to be obtained.

RioCan today also announced that it has agreed to issue, on a bought deal basis, $200 million principal amount of senior unsecured debentures with a maturity date of March 8, 2011 and a coupon rate of 4.91%. The offering is being underwritten by RBC Capital Markets. Closing of this issue is expected on or about March 8, 2005. This offering is being made under RioCan's shelf prospectus dated February 21, 2005 and the net proceeds from it will be used to fund the redemption of the RealFund Debentures and to pay for the maturity of its $50 million 6.75% Series B due April 25, 2005. The debentures have been provisionally rated BBB (Stable) by DBRS and BBB- by S&P.

Edward Sonshine, Q.C., President and C.E.O. of RioCan said, "RioCan currently has four Series of debentures outstanding totalling $338 million, each with a covenant pattern that effectively limits us to a 55% of historic book cost leverage limit. Successful completion of the transactions we are announcing today, coupled with the repayment on maturity of our April 25, 2005 6.75% Series B unsecured debentures, will result in our being able to increase our leverage limit to 60% of the historic book cost of our total assets, which is what our unitholders approved in 2001 and

is consistent with the covenant pattern on our Series D and E unsecured debentures and the new unsecured debenture issue announced today.

While our key goal is to continue to be a conservatively financed, investment-grade rated entity, the fact that our leverage limits are measured against historic book cost makes our cost of capital unduly higher than it need be. The value of our property portfolio far exceeds the amount indicated by our approximate $9 book value per unit. This is evidenced by the fact that: (i) approximately 25% of our 37 million square foot portfolio (including partners' interests) have been developed or constructed by RioCan (and partners) at initial returns generally in the double digits; and (ii) of our approximately $3.8 billion income property portfolio (at historic book cost), approximately $3.1 billion was acquired or developed prior to 2003, well before the increases in market values for our kinds of assets occurred.

These initiatives will enable RioCan to lock in long term financing at today's generational-low interest rates, take advantage of the abundance of capital available in the market today and significantly reduce our refinancing requirements through 2008. With the ability to finance future acquisitions with low cost debt capital, RioCan will be significantly more capable of being active in an extremely competitive acquisition market. This will ultimately lead to increased returns to our unitholders without negatively impacting the stability and reliability of our distributions or negatively impacting our debentureholders or our credit ratings."

The estimated costs of successfully completing all of the initiatives described herein (other than the costs associated with today's offering of new unsecured debentures) are estimated to be approximately $18 million. These costs will be expensed in full in RioCan's financial statements as incurred.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the debentures may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 36

TSX SYMBOL: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES TERMS OF REDEMPTION OF OCTOBER 31, 2007 7.07% SERIES A AND JANUARY 18, 2006 7.20% SERIES C UNSECURED DEBENTURES

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 2, 2005) – As previously announced, RioCan Real Estate Investment Trust ("RioCan") has begun to seek consents to permit it to redeem its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures. RioCan announced today that, subject to receiving the requisite debentureholder consents (being consent in writing from holders of at least 75% of the outstanding principal amount of each series of debentures), the redemption price for these debentures will be equal to the greater of: (i) the Canada Yield Price on the date of notice of redemption; and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. The Canada Yield Price is the price of the debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financing practice, equal to the yield on an equivalent term Government of Canada bond on the relevant date.

RBC Capital Markets, the dealer manager in conjunction with the consent solicitation, has agreed to acquire 75% or more of each of the outstanding Series A and Series C debentures in the open market, if available, at a price equal to the Canada Yield Price on the date of purchase. RioCan and RBC Capital Markets have agreed that if RBC Capital Markets purchases an aggregate principal amount of Series A and Series C debentures equal to or greater than 75% of the outstanding amounts of each series of debentures, RBC Capital Markets will consent to the amendment to permit RioCan to redeem both series of debentures. RBC Capital Markets' agreement to purchase these debentures and consent is conditional upon RioCan's commitment to redeem these two series of debentures by no later than Thursday, March 10, 2005, assuming that RBC Capital Markets acquires 75% or more of both series on or before March 4, 2005.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 186 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 37

TSX SYMBOL: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES REDEMPTION OF OCTOBER 31, 2007 7.07% SERIES A AND JANUARY 18, 2006 7.20% SERIES C UNSECURED DEBENTURES

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 7, 2005) – RioCan Real Estate Investment Trust ("RioCan") announced today that it has obtained the necessary debentureholder consents to permit the redemption of its October 31, 2007 7.07% Series A and January 18, 2006 7.20% Series C senior unsecured debentures ("As" and "Cs", respectively). As such, RioCan has issued notices of redemption to holders of the As and Cs. The As and Cs will be redeemed on March 11, 2005, in accordance with previously announced terms, at a redemption price of $109.809 plus accrued and unpaid interest of $2.537452, and $103.797 plus accrued and unpaid interest of $1.025753, respectively, both per $100 principal amount.

RioCan today also announced that it has agreed to issue, on a bought deal basis, $150 million principal amount of senior unsecured debentures with a maturity date of March 11, 2013 and a coupon rate of 5.23%. A syndicate led by RBC Capital Markets is underwriting the offering. Closing of this issue is expected on or about March 11, 2005. This offering is being made under RioCan's shelf prospectus dated February 21, 2005 and the net proceeds from it will be used to redeem the As and Cs as well as for general Trust purposes. The debentures have been provisionally rated BBB- by Standard & Poor's and BBB (Stable) by Dominion Bond Rating Services.

Edward Sonshine, Q.C., President and C.E.O. of RioCan said, "RioCan is extremely pleased with our success in redeeming those of our unsecured debentures which have, until now, unduly limited our leverage limits. Restructuring of these debts coupled with the repayment on maturity of our April 25, 2005 6.75% Series B unsecured debentures will now enable us to increase our leverage limit to 60% of the historic book cost of our total assets. The $350 million of new financings we have arranged over the past week at generational-low interest rates will greatly reduce our refinancing requirements through 2008. With the ability to finance future acquisitions almost exclusively with low cost debt and internally generated capital, we will be significantly more capable of being active in an extremely competitive acquisition market. This will ultimately lead to increased returns to our unitholders."

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 187 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 38

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES COMPLETION OF $200 MILLION UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (March 8, 2005) - RioCan Real Estate Investment Trust ("RioCan") today announced that it has completed its previously announced issue, on a bought deal basis, of $200 million principal amount of senior unsecured debentures. The debentures carry a coupon rate of 4.91% and will mature on March 8, 2011. The offering was underwritten by RBC Capital Markets.

This offering is being made under RioCan's shelf prospectus dated February 21, 2005. The terms of the offering are described in the prospectus supplement dated March 1, 2005, which was filed with Canadian securities regulatory authorities.

The net proceeds from this offering, rated BBB- by Standard & Poor's and BBB (Stable) by Dominion Bond Rating Services, will be used to fund the redemption of the Trust's outstanding RealFund Series A senior unsecured debentures due August 1, 2007 and to pay for the maturity of its $50 million 6.75% Series B unsecured debentures due April 25, 2005 and for general Trust purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 187 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 39

RIOCAN REAL ESTATE INVESTMENT TRUST

and

CIBC MELLON TRUST COMPANY

SECOND SUPPLEMENTAL INDENTURE

Dated as of March 11, 2005

Providing for the issue of $150,000,000 Principal Amount of 5.23% Series G Debentures due March 11, 2013

TABLE OF CONTENTS

SECOND SUPPLEMENTAL INDENTURE

THIS INDENTURE dated as of March 11, 2005.

B E T W E E N:

RIOCAN REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario pursuant to a declaration of trust most recently amended and restated as of June 2, 2004

(the "**Trust**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Indenture Trustee**")

OF THE SECOND PART

RECITALS:

A. The Trust has entered into a trust indenture, (the "**Trust Indenture**") dated as of March 8, 2005 between the Trust and the Indenture Trustee, which provides for the issuance of one or more series of unsecured debt securities of the Trust by way of supplemental indentures.

B. The Trust has entered into a first supplemental indenture dated as of March 8, 2005 for the purpose of providing for the issue of $200,000,000 aggregate principal amount of 4.91% Series F Debentures of the Trust (the "**Series F Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series F Debentures.

C. This Second Supplemental Indenture is entered into for the purpose of providing for the issue of $150,000,000 aggregate principal amount of 5.23% Series G Debentures of the Trust (the "**Series G Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series G Debentures

NOW THEREFORE THIS SECOND SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1.
INTERPRETATION

1.1. Supplemental Indenture

This Second Supplemental Indenture is a Supplemental Indenture within the meaning of the Trust Indenture. The Trust Indenture and this Second Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of both indentures were contained in one instrument.

1.2. Second Supplemental Indenture

The terms "**this Second Supplemental Indenture**", "**this indenture**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and similar expressions, unless the context otherwise specifies or requires, refer to the Trust Indenture as supplemented by this Second Supplemental Indenture and not to any particular Article, section or other portion, and include every instrument supplemental or ancillary to this Second Supplemental Indenture.

1.3. Definitions

All terms used but not defined in this Second Supplemental Indenture have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended by this Second Supplemental Indenture. In the event of any inconsistency between the terms in the Trust Indenture and this Second Supplemental Indenture, the terms in this Second Supplemental Indenture prevail.

Subject to the foregoing, in this Second Supplemental Indenture and in the Series G Debentures, the following terms have the following meanings.

"**Acquired Indebtedness**" means the Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Trust, or (ii) assumed by the Trust in connection with the acquisition of assets from such Person, calculated as of the date such Person becomes a Subsidiary or of such acquisition, in each case, other than Indebtedness incurred in connection with or in contemplation of such Person's becoming a Subsidiary or such acquisition.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of the Trust and the accumulated building amortization recorded in the books and records of the Trust in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of the Trust as of any date means the total assets of the Trust, excluding goodwill, determined on a consolidated basis plus accumulated amortization of income properties determined in accordance with generally accepted accounting principles.

"**Balance Sheet Date**" has the meaning attributed to it in section 3.5.

"**Book-Based System**" means the record entry securities transfer system known as at the date of this Second Supplemental Indenture by the name "**Depository Service**", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS, in force from time to time, and any successor system thereof.

"**Canada Yield Price**" means a price equal to the price of a Series G Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Trust gives notice of redemption pursuant to section 4.4 of the Trust Indenture, plus 0.27%.

"**Consolidated EBITDA**" of the Trust for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) Consolidated Income Tax Expense of the Trust for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses), (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Income Tax Expense**" of the Trust for any period means the income tax expense of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

"**Consolidated Indebtedness**" of the Trust as at any date means the consolidated Indebtedness of the Trust as at such date determined, except as otherwise expressly provided in this Second Supplemental Indenture or in the Trust Indenture, in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of the Trust for any period means the aggregate amount of interest expense of the Trust in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by the Trust during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of the Trust in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" of the Trust for any period means the net income (loss) of the Trust for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of the Trust, other than the sale or

disposition of income properties held for resale, (ii) any extraordinary gains and losses of the Trust, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**DBRS**" means Dominion Bond Rating Service Limited and its successors.

"**Debentureholders**" means persons entered on a Register as holders of the Series G Debentures.

"Debt Incurrence Test" means the requirements to be fulfilled by the Trust before the incurrence of additional Indebtedness as described in section 3.2.

"**Global Debenture**" means one or more fully registered global Series G Debentures as described in subsection 2.4.3.

"Government of Canada Yield" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity calculated as of the redemption date, of the Series G Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Trust.

"**Indebtedness Percentage**" has the meaning attributed to it in section 3.2.

"**Initial Ratings**" means the ratings assigned to the Series G Debentures at the time of their issuance by Standard & Poor's and DBRS, being "BBB-" and "BBB", respectively.

"**Interest Payment Date**" means September 11 and March 11 of each year that the Series G Debentures are outstanding, commencing on September 11, 2005.

"**Interest Period**" means the period commencing on the later of (i) the date of issue of the Series G Debentures and (ii) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"**Maturity Date**" has the meaning attributed to it in subsection 2.3.

"**Reference Period**" means the most recently completed four fiscal quarters for which consolidated financial statements of the Trust have been publicly released preceding the date of a calculation pursuant to section 3.1.

"**Regular Record Date**" means the date specified for determining holders entitled to receive interest on the Series G Debentures on any Interest Payment Date.

"**Series G Debenture Account**" means any account which is designated in writing to the Indenture Trustee as the Series G Debenture Account.

ARTICLE 2.
THE SERIES G DEBENTURES

2.1. Creation and Designation

In accordance with the Trust Indenture, the Trust is authorized to issue under this Second Supplemental Indenture a series of debentures designated "5.23% Series G Debentures due March 11, 2013", which will have the terms set out in Article 2 and Article 3 hereof.

2.2. Limitation on Aggregate Principal Amount

The aggregate principal amount of Series G Debentures which may be issued under this Second Supplemental Indenture will consist of and be limited to $150,000,000 in lawful money of Canada.

2.3. Date of Issue and Maturity

The Series G Debentures will be dated March 11, 2005 (regardless of their actual date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on March 11, 2013 (the "Maturity Date").

2.4. Interest

2.4.1 The Series G Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 5.23% per annum from their date of issue to but excluding the Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date will be September 11, 2005.

2.4.2 Interest will be payable in respect of each Interest Period (after as well as before maturity, default and judgement, with overdue interest at the same rate) on each Interest Payment Date in accordance with section 2.9 of the Trust Indenture. Interest on the Series G Debentures will be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) based on the actual number of days elapsed and will accrue from day to day.

2.4.3 While the Series G Debentures are represented by a global debenture (a "Global Debenture"), the Regular Record Date will be the close of business three Business Days preceding the relevant Interest Payment Date. If the Series G Debentures cease to be represented by a Global Debenture, the Trust may select a Regular Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

2.5. Interest Payments

As interest on the Series G Debentures becomes due, the Trust (except in case of payment of interest at maturity or as otherwise provided in the Trust Indenture, at which time payment of interest, less any taxes required by law to be deducted or withheld, may at the option of the Trust be made upon presentation and surrender of the certificate representing Series

G Debentures), on the day that is two Business Days before each Interest Payment Date, will forward or cause to be forwarded to the registered address of each holder for the time being of a Series G Debenture a cheque for such interest, less any taxes required by law to be deducted or withheld, payable to the order of such holder. The forwarding of such cheque will satisfy and discharge the liability for interest upon the Series G Debenture to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation. Upon a written request to do so, the Trust, at its option, may cause the amount payable in respect of interest to be paid to such Debentureholder by wire transfer to an account maintained by such Debentureholder or any other method acceptable to the Trust.

2.6. Payment of Principal

The Trust will deposit to the Series G Debenture Account all amounts required to be paid to the order of holders of Series G Debentures one Business Day before the Maturity Date. The deposit of such funds will satisfy and discharge the liability for principal of the Series G Debentures to the extent of the sum represented thereby.

2.7. Redemption of Series G Debentures

2.7.1 The Series G Debentures are redeemable at the option of the Trust in whole or in part at any time and from time to time prior to maturity in accordance with Article 4 of the Trust Indenture. The redemption price for the Series G Debentures to be redeemed by the Trust shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series G Debentures may be redeemed in accordance with section 4.3 of the Trust Indenture.

2.7.2 In case the holder of any Series G Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series G Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and, to that extent, the Series G Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series G Debenture of the Redemption Price of such Series G Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series G Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the

Trust on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series G Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Ontario.

2.8. **Form of Series G Debentures**

The Series G Debentures will be issuable as fully registered Debentures, initially as one Global Debenture held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. The Series G Debentures will be substantially in the form set out in Schedule "A" to this Second Supplemental Indenture with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series G Debentures, and any other changes as may be approved or permitted by the Trust, with such approval in each case to be conclusively deemed to have been given by the officers of the Trust executing the same in accordance with Article 2 of the Trust Indenture.

2.9. **Book-Based System**

2.9.1 Registrations of ownership and transfers of the Series G Debentures will be made only through the Book-Based System.

2.9.2 The rights of holders of any beneficial interest in the Series G Debentures ("Beneficial Holders") represented by a Global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Series G Debentures) will be exercised only through CDS or by proxy issued by CDS or its clearing agency participants and will be limited to those rights established by applicable law and agreements between CDS and its participants and between such participants and holders of such interests.

2.9.3 Neither the Trust nor the Indenture Trustee will be under any obligation to deliver, nor will the holder of an interest in the Series G Debentures represented by a Global Debenture have any right, except as provided in subsection 2.9.4, to require the delivery of a certificate evidencing a Series G Debenture to the holder of the interest in such Series G Debenture.

2.9.4 The Trust will deliver to the Indenture Trustee definitive Series G Debentures in fully registered form to be issued to Beneficial Holders, will allow transfers of Series G Debentures other than within the Book-Based System and will make payments or distributions required to be made under this Second Supplemental Indenture to Beneficial Holders if:

2.9.4.1 the Trust is required to do so by applicable law;

2.9.4.2 the Trust elects to do so;

2.9.4.3 the Book-Based System ceases to exist;

2.9.4.4 the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Trust is unable to find a qualified successor;

2.9.4.5 the Trust elects to terminate the record entry system through CDS for any reason (including, without limitation, in circumstances where the Trust considers it impracticable or inefficient to effect any distribution of Series G Debentures through the Book-Based System or through the facilities of CDS); or

2.9.4.6 If after the occurrence of an Event of Default, Beneficial Holders holding beneficial interests aggregating over 50% of the outstanding principal amount of Series G Debentures determine that the continuation of the Book-Based System is no longer in the interests of such Debentureholders and notify the Indenture Trustee and the Trust to such effect.

2.9.5 While the Series G Debentures are represented by a Global Debenture, the Trust and the Indenture Trustee will deal with CDS for all purposes, including the making of payments on the Series G Debentures, as the sole holder of the Series G Debentures and the authorized representative of the beneficial holders of the Series G Debentures. In particular, the Indenture Trustee will give only to CDS all notices or other communications required to be provided to holders of Series G Debentures.

2.10. <u>Currency of Payment</u>

The principal of and interest on the Series G Debentures will be payable in Canadian dollars.

2.11. <u>Additional Amounts</u>

The Trust will not be required to pay an additional amount on the Series G Debentures in respect of any tax, assessment or government charge withheld or deducted.

2.12. <u>Indenture Trustee, etc.</u>

The Indenture Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series G Debentures.

ARTICLE 3.
RESTRICTIONS ON INDEBTEDNESS

3.1. <u>Interest Coverage Covenant</u>

The Trust will maintain at all times a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

3.2. Asset Coverage Test

The Trust will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described in section 3.5 (the "Indebtedness Percentage"), would be less than or equal to 60%.

3.3. Permitted Indebtedness

Notwithstanding the foregoing limitations, the Trust and any Subsidiary of the Trust will be permitted to incur and issue the following types of Indebtedness:

3.3.1 Indebtedness evidenced by the 7.07% Series A senior unsecured debentures due October 31, 2007;

3.3.2 Indebtedness evidenced by the 6.75% Series B senior unsecured debentures due April 25, 2005;

3.3.3 Indebtedness evidenced by the 7.20% Series C senior unsecured debentures due January 18, 2006;

3.3.4 Indebtedness evidenced by the 5.29% Series D senior unsecured debentures due September 21, 2009;

3.3.5 Indebtedness evidenced by the 3.85% Series E senior unsecured debentures due January 4, 2008;

3.3.6 Indebtedness evidenced by the 4.91% Series F senior unsecured debentures due March 8, 2011;

3.3.7 Indebtedness evidenced by the 5.23% Series G senior unsecured debentures due March 11, 2013;

3.3.8 Indebtedness of the Trust owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Trust owed to the Trust and/or another of its Subsidiaries provided, however, that the provisions of this subsection 3.3.8 will no longer be applicable,

3.3.8.1 upon the subsequent transfer or other disposition by the Trust or any of its Subsidiaries to any Person other than the Trust or another of the Trust's Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

3.3.8.2 in the case of Indebtedness of the Trust owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary of the Trust (and thereby for this purpose a "third party"), to the amount

of such Indebtedness equal to the product obtained by multiplying the amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Trust or one of its Subsidiaries,

and, in each case, such amount of such Indebtedness will be deemed for the purpose of section 3.2 to have been incurred at the time of such transfer, issuance or disposition; and

3.3.9 Indebtedness of the Trust or any of its Subsidiaries which is incurred or the proceeds of which are used to renew, extend, repay, redeem, purchase, refinance or refund (each a "refinancing") any Indebtedness of the Trust or any of its Subsidiaries outstanding on the date of this Second Supplemental Indenture or permitted to be incurred pursuant to this Second Supplemental Indenture provided, however, that (i) the Indebtedness which is incurred will not exceed the aggregate principal amount of all Indebtedness which is so refinanced at such time, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness which is so refinanced or the amount of any premium reasonably determined by the Trust or the relevant Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated agreement, plus the expenses of the Trust and the relevant Subsidiary incurred in connection with such refinancing and (ii) the Indebtedness which is incurred, the proceeds of which are used to refinance the Series G Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series G Debentures or Indebtedness of the Trust which is subordinate in right of payment to the Series G Debentures, will only be permitted if, in the case of any refinancing of the Series G Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series G Debentures, the Indebtedness which is incurred is made equal and rateable to the Series G Debentures or subordinated to the Series G Debentures and, in the case of any refinancing of the Indebtedness of the Trust which is subordinate to the Series G Debentures, the Indebtedness which is incurred is made subordinate to the Series G Debentures at least to the same extent as such Indebtedness which is being so refinanced.

3.4. <u>Calculations for Interest Coverage Covenant</u>

For the purposes of section 3.1, Consolidated EBITDA will be calculated on a pro forma basis giving effect to the incurrence of the Indebtedness to be incurred, Indebtedness incurred to the date of calculation and, in each case, to the application of the proceeds therefrom and, for this purpose, (i) all Indebtedness incurred since the first day of the Reference Period and the application of the proceeds therefrom, including Indebtedness incurred to refinance other Indebtedness, will be deemed to have occurred at the beginning of the Reference Period, (ii) the repayment or retirement of any other Indebtedness since the first day of the Reference Period will be deemed to have been repaid or retired at the beginning of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during the Reference Period), (iii) in the case of Acquired Indebtedness acquired since the first day of the

Reference Period, the related acquisition will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (iv) in the case of any acquisition or disposition by the Trust or its Subsidiaries of any asset or group of assets since the first day of the Reference Period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

3.5. Calculations for Debt Incurrence Tests

For the purpose of section 3.2, the Indebtedness Percentage will be calculated on a pro forma basis as at the date of the Trust's most recently published balance sheet (the "Balance Sheet Date") giving effect to the incurrence of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

ARTICLE 4.
EQUITY MAINTENANCE

4.1. Equity Maintenance Covenant

The Trust will maintain at all times an Adjusted Unitholders' Equity of at least $1 billion.

ARTICLE 5.
MISCELLANEOUS

5.1. Indenture Trustee Accepts Trusts

The Indenture Trustee accepts the trusts declared in this Second Supplemental Indenture and agrees to perform the same upon the terms and conditions set out in this Second Supplemental Indenture and in accordance with the Trust Indenture.

5.2. Counterparts

This Second Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Second Supplemental Indenture under the hands of their proper officers or authorized signatories.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Robert Wolf"*

Vice President and Chief Financial Officer

By: *"Edward Sonshine"*

President and Chief Executive Officer

CIBC MELLON TRUST COMPANY, as Indenture Trustee

By: *"Chris McGregor"*

Account Manager

By: *"Pamela Lively"*

Associate Manager

SCHEDULE "A"

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

Reference is made to the trust indenture made as of March 8, 2005 between RioCan Real Estate Investment Trust and CIBC Mellon Trust Company, as Indenture Trustee, as supplemented by the first supplemental indenture dated as of March 8, 2005 and the second supplemental indenture dated as of March 11, 2005.

The following is the form of fully registered 5.23% Series G Debenture due March 11, 2013.

No. _____ CUSIP: 766910AH6

RIOCAN REAL ESTATE INVESTMENT TRUST

(A trust organized under the laws of Ontario)

5.23% SERIES G DEBENTURE DUE MARCH 11, 2013

RIOCAN REAL ESTATE INVESTMENT TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of a trust indenture dated as of March 8, 2005 between the Trust and CIBC Mellon Trust Company (the "Indenture Trustee"), as supplemented by a first supplemental indenture dated March 8, 2005 and a second supplemental indenture dated March 11, 2005 (together, the "Indenture"), promises to pay to the registered holder hereof on March 11, 2013, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $150,000,000 in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Indenture Trustee in Toronto, and to pay interest on the principal amount hereof from the date of this Debenture, or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 5.23% per annum, in arrears in semi-annual instalments (less any tax required by law to be deducted) on March 11 and September 11 in each year, commencing on September 11, 2005, until March 11, 2013. If the Trust at any time defaults in the payment of any principal or interest, the Trust will pay interest on the amount in default at the same rate and half-yearly on the same dates.

At least two Business Days before each date on which interest becomes due, (except in the case of payment at maturity, at which time payment of interest may be made upon surrender of this Debenture), the Trust will forward or cause to be forwarded by first class mail, postage prepaid, to the registered holder hereof, or in the case of joint holders, to the joint holder whose name first appears on the register, subject to the provisions of the Indenture and in the manner provided therein, a cheque for such interest, less any tax required by law to be deducted. Subject to the provisions of the Indenture, the mailing of such cheque will satisfy and discharge all liability for interest on this Debenture to the extent of the sum represented by such cheque (plus the amount of any tax deducted or withheld) unless such cheque is not paid upon presentation. Upon a written request by a holder of Debentures holding at least $5 million aggregate principal amount of Debentures (or such lesser amount as may be acceptable to the Trust), the Trust may cause the amount payable in respect of interest to be paid to such registered holder by wire transfer to an account maintained by such registered holder or any other method acceptable to the Trust.

This Debenture is one of the 5.23% Series G Debentures due March 11, 2013 (the "Debentures") of the Trust issued or issuable under the provisions of the Indenture. The Debentures are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada. Reference is expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were set out in this Debenture, and all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price set out in the Indenture.

The indebtedness evidenced by this Debenture and by all other Debentures now or hereafter certified and delivered under the Indenture is a direct unsecured and unsubordinated obligation of the Trust.

The right is reserved to the Trust to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal of this Debenture may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding under the Indenture resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Indenture Trustee may designate, by the registered holder of this Debenture or its executors or administrators or other legal representatives, or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

This Debenture will not become obligatory for any purpose until it has been certified by the Indenture Trustee under the Indenture.

IN WITNESS WHEREOF, RIOCAN REAL ESTATE INVESTMENT TRUST has caused this Debenture to be signed by its duly appointed officers as of March 11, 2005.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: ______________________________
Authorized Signing Officer

By: ______________________________
Authorized Signing Officer

(FORM OF INDENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 5.23% Series G Debentures due March 11, 2013 referred to in the Indenture within mentioned.

CIBC Mellon Trust Company

By: ______________________
Authorized Signatory

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Indenture Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Indenture Trustee or Registrar

Document 40

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 738405

DOSSIER N°: 11720

Montréal le 8 mars 2005

Fonds de placement immobilier Riocan

Objet : Supplément de prospectus
Reçu le 7 mars 2005

Messieurs, nous accusons

réception du supplément de prospectus daté du 7 mars 2005 au prospectus simplifié définitif de Fonds de placement immobilier Riocan daté du 22 février 2005, visant le placement de débentures série G à 5.23 % exigibles le 11 mars 2013. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 12 750 $ ont été acquittés en paiement des droits requis en vertu de l'article 268 (2) du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 41

RIOCAN REAL ESTATE INVESTMENT TRUST

and

CIBC MELLON TRUST COMPANY

SEVENTH SUPPLEMENTAL INDENTURE

Dated as of March 7, 2005

Providing for the amendment of the First Supplemental Indenture and the Fourth Supplemental Indenture

---

TABLE OF CONTENTS

SEVENTH SUPPLEMENTAL INDENTURE

THIS INDENTURE dated as of March 7, 2005.

B E T W E E N:

RIOCAN REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario pursuant to a declaration of trust most recently amended and restated as of June 2, 2004

(the "**Trust**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Indenture Trustee**")

OF THE SECOND PART

RECITALS:

A. The Trust has entered into a trust indenture (as amended as of August 15, 2001 (as described below) and as further amended or restated from time to time, the "**Trust Indenture**") dated as of October 31, 1997 between the Trust and the Indenture Trustee, which provides for the issuance of one or more series of unsecured debt securities of the Trust by way of supplemental indentures.

B. The Trust has entered into a first supplemental indenture (the "**First Supplemental Indenture**") dated as of October 31, 1997 for the purpose of providing for the issue of $100,000,000 aggregate principal amount of 6.35% Series A Debentures of the Trust (the "**Series A Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series A Debentures.

C. The Trust has entered into a second supplemental indenture dated as of April 23, 1998 for the purpose of providing for the issue of $50,000,000 aggregate principal amount of 6.50% Series B Debentures of the Trust (the "**Series B Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series B Debentures.

D. The Trust has entered into a third supplemental indenture dated as of August 15, 2001 for the purpose of implementing certain amendments to the Trust Indenture and to the first and second supplemental indentures approved at respective meetings of the holders of the Series A Debentures and Series B Debentures held on July 9, 2001 and August 15, 2001, respectively.

E. The Trust has entered into a fourth supplemental indenture (the "**Fourth Supplemental Indenture**") dated as of January 18, 2002 for the purpose of providing for the issue of $125,000,000 aggregate principal amount of 7.20% Series C Debentures of the Trust (the "**Series C Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series C Debentures.

F. The Trust has entered into a fifth supplemental indenture dated as of September 20, 2004 for the purpose of providing for the issue of $110,000,000 aggregate principal amount of 5.29% Series D Debentures of the Trust (the "**Series D Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series D Debentures.

G. The Trust has entered into a sixth supplemental indenture dated as of January 4, 2005 for the purpose of providing for the issue of $110,000,000 aggregate principal amount of 3.85% Series D Debentures of the Trust (the "**Series E Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series E Debentures.

H. On March 7, 2005 the holders of the Series A Debentures, by Extraordinary Resolution, authorized and directed the Indenture Trustee to enter into this Seventh Supplemental Indenture.

I. On March 7, 2005 the holders of the Series C Debentures, by Extraordinary Resolution, authorized and directed the Indenture Trustee to enter into this Seventh Supplemental Indenture.

J. This Seventh Supplemental Indenture is entered into for the purpose of amending the First Supplemental Indenture and the Fourth Supplemental Indenture to make the Series A Debentures and the Series C Debentures redeemable by the Trust.

NOW THEREFORE THIS SEVENTH SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1.
INTERPRETATION

1.1. Supplemental Indenture

This Seventh Supplemental Indenture is a Supplemental Indenture within the meaning of the Trust Indenture. The Trust Indenture and this Seventh Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of both indentures were contained in one instrument.

1.2. Seventh Supplemental Indenture

The terms "**this Seventh Supplemental Indenture**", "**this indenture**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and similar expressions, unless the context otherwise specifies or requires, refer to the Trust Indenture as supplemented by this Seventh Supplemental Indenture and not to any particular Article, section or other portion, and include every instrument supplemental or ancillary to this Seventh Supplemental Indenture.

1.3. Definitions

All terms used but not defined in this Seventh Supplemental Indenture have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended by this Seventh Supplemental Indenture. In the event of any inconsistency between the terms in the Trust Indenture and this Seventh Supplemental Indenture, the terms in this Seventh Supplemental Indenture prevail.

ARTICLE 2.
AMENDMENTS TO THE FIRST SUPPLEMENTAL INDENTURE

2.1. Redemption Provisions

Section 2.7 of the First Supplemental Indenture is deleted and replaced with the following:

"2.7. Redemption of Series A Debentures

2.7.1 The Series A Debentures are redeemable at the option of the Trust in whole or in part at any time and from time to time prior to maturity in accordance with Article 4 of the Trust Indenture. The redemption price for the Series A Debentures to be redeemed by the Trust shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series A Debentures may be redeemed in accordance with section 4.3 of the Trust Indenture.

2.7.2 In case the holder of any Series A Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series A Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and, to that extent, the Series A Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series A Debenture of the Redemption Price of such Series A Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series A Debentures issued hereunder shall remain so deposited for a period of six years from

the redemption date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Trust on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series A Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Ontario.

2.7.3 Notwithstanding section 4.4, of the Trust Indenture, notice of intentions to redeem any Debenture will be given to holders of the Debentures that are to be redeemed, not more than 60 and not less than 3 days prior to the date fixed for redemption."

2.2. Definitions

The following definitions are added to Section 1.3 of the First Supplemental Indenture:

""**Canada Yield Price"**, in respect of Debenture, means a price equal to the price of a Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, at the Government of Canada Yield calculated on the day on which the Trust gives notice of redemption pursuant to section 4.4 of the Trust Indenture."

""**Government of Canada Yield"** on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity calculated as of the redemption date, of the relevant series of debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Trust."

ARTICLE 3.
AMENDMENTS TO THE FOURTH SUPPLEMENTAL INDENTURE

3.1. Redemption Provisions

A new Section 2.12 is added to the Fourth Supplemental Indenture as follows:

"2.12. Redemption of Series C Debentures

2.12.1 The Series C Debentures are redeemable at the option of the Trust in whole or in part at any time and from time to time prior to maturity in accordance with Article 4 of the Trust Indenture. The redemption price for the Series C Debentures to be redeemed by the Trust shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series C Debentures may be redeemed in accordance with section 4.3 of the Trust Indenture.

2.12.2 In case the holder of any Series C Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series C Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and, to that extent, the Series C Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series C Debenture of the Redemption Price of such Series C Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series C Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Trust on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series C Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Ontario."

2.12.3 Notwithstanding section 4.4, of the Trust Indenture, notice of intentions to redeem any Debenture will be given to holders of the Debentures that are to be redeemed, not more than 60 and not less than 3 days prior to the date fixed for redemption."

3.2. **Definitions**

The following definitions are added to Section 1.3 of the Fourth Supplemental Indenture:

> ""**Canada Yield Price**", in respect of Debenture, means a price equal to the price of a Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, at the Government of Canada Yield calculated on the day on which the Trust gives notice of redemption pursuant to section 4.4 of the Trust Indenture."

> ""**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity calculated as of the redemption date, of the relevant series of debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Trust."

ARTICLE 4.
MISCELLANEOUS

4.1. **Indenture Trustee Accepts Trusts**

The Indenture Trustee accepts the trusts declared in this Seventh Supplemental Indenture and agrees to perform the same upon the terms and conditions set out in this Seventh Supplemental Indenture and in accordance with the Trust Indenture.

4.2. **Counterparts**

This Seventh Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Seventh Supplemental Indenture under the hands of their proper officers or authorized signatories.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Edward Sonshine"*

Vice President and Chief Financial Officer

By: *"Robert Wolf"*

President and Chief Executive Officer

CIBC MELLON TRUST COMPANY, as Indenture Trustee

By: *"Chris McGregor"*

Account Manager

By: *"Pamela Lively"*

Associate Manager

Document 42

Saskatchewan
Financial Services
Commission

6th Floor
1919 Saskatchewan Drive
Regina, Canada
S4P 3V7

(306) 787-5645
(306) 787-5899 Telefax

RECEIPT FOR FINAL SECURITIES OFFERING DOCUMENT

Riocan Real Estate Investment Trust

Receipt is hereby acknowledged of a Prospectus Supplement dated March 7, 2005 to the Short Form Shelf Offering Prospectus dated February 21, 2005 of the above Issuer(s), for the sale of

$150,000,000
5.23% Series G Debentures Due March 11, 2013
(Senior Unsecured)

Issued at Regina, Saskatchewan on March 8, 2005
Filing Fee Received: $1000.00

"Ian McIntosh"
(Deputy) Director
Saskatchewan Financial Services Commission

To:	Goodmans LLP
Attention:	Richard Warren
Project#	738405

Document 43

RIOCAN REAL ESTATE INVESTMENT TRUST

and

CIBC MELLON TRUST COMPANY

FIRST SUPPLEMENTAL INDENTURE

Dated as of March 8, 2005

Providing for the issue of $200,000,000 Principal Amount of 4.91% Series F Debentures due March 8, 2011

TABLE OF CONTENTS

FIRST SUPPLEMENTAL INDENTURE

THIS INDENTURE dated as of March 8, 2005.

B E T W E E N:

RIOCAN REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario pursuant to a declaration of trust most recently amended and restated as of June 2, 2004

(the "**Trust**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Indenture Trustee**")

OF THE SECOND PART

RECITALS:

A. The Trust has entered into a trust indenture, (the "**Trust Indenture**") dated as of March 8, 2005 between the Trust and the Indenture Trustee, which provides for the issuance of one or more series of unsecured debt securities of the Trust by way of supplemental indentures.

B. This First Supplemental Indenture is entered into for the purpose of providing for the issue of $200,000,000 aggregate principal amount of 4.91% Series F Debentures of the Trust (the "**Series F Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series F Debentures.

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1. INTERPRETATION

1.1. Supplemental Indenture

This First Supplemental Indenture is a Supplemental Indenture within the meaning of the Trust Indenture. The Trust Indenture and this First Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of both indentures were contained in one instrument.

1.2. First Supplemental Indenture

The terms "**this First Supplemental Indenture**", "**this indenture**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and similar expressions, unless the context otherwise specifies or requires, refer to the Trust Indenture as supplemented by this First Supplemental Indenture and not to any particular Article, section or other portion, and include every instrument supplemental or ancillary to this First Supplemental Indenture.

1.3. Definitions

All terms used but not defined in this First Supplemental Indenture have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended by this First Supplemental Indenture. In the event of any inconsistency between the terms in the Trust Indenture and this First Supplemental Indenture, the terms in this First Supplemental Indenture prevail.

Subject to the foregoing, in this First Supplemental Indenture and in the Series F Debentures, the following terms have the following meanings.

"**Acquired Indebtedness**" means the Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Trust, or (ii) assumed by the Trust in connection with the acquisition of assets from such Person, calculated as of the date such Person becomes a Subsidiary or of such acquisition, in each case, other than Indebtedness incurred in connection with or in contemplation of such Person's becoming a Subsidiary or such acquisition.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of the Trust and the accumulated building amortization recorded in the books and records of the Trust in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of the Trust as of any date means the total assets of the Trust, excluding goodwill, determined on a consolidated basis plus accumulated amortization of income properties determined in accordance with generally accepted accounting principles.

"**Balance Sheet Date**" has the meaning attributed to it in section 3.5.

"**Book-Based System**" means the record entry securities transfer system known as at the date of this First Supplemental Indenture by the name "**Depository Service**", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS, in force from time to time, and any successor system thereof.

"Canada Yield Price" means a price equal to the price of a Series F Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated on the date on which the Trust gives notice of redemption pursuant to section 4.4 of the Trust Indenture, plus 0.25%.

"**Consolidated EBITDA**" of the Trust for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) Consolidated Income Tax Expense of the Trust for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses), (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Income Tax Expense**" of the Trust for any period means the income tax expense of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

"**Consolidated Indebtedness**" of the Trust as at any date means the consolidated Indebtedness of the Trust as at such date determined, except as otherwise expressly provided in this First Supplemental Indenture or in the Trust Indenture, in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of the Trust for any period means the aggregate amount of interest expense of the Trust in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by the Trust during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of the Trust in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" of the Trust for any period means the net income (loss) of the Trust for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of the Trust, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of the Trust, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**DBRS**" means Dominion Bond Rating Service Limited and its successors.

"**Debentureholders**" means persons entered on a Register as holders of the Series F Debentures.

"Debt Incurrence Test" means the requirements to be fulfilled by the Trust before the incurrence of additional Indebtedness as described in section 3.2.

"**Global Debenture**" means one or more fully registered global Series F Debentures as described in subsection 2.4.3.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity calculated as of the redemption date, of the Series F Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Trust.

"**Indebtedness Percentage**" has the meaning attributed to it in section 3.2.

"**Initial Ratings**" means the ratings assigned to the Series F Debentures at the time of their issuance by Standard & Poor's and DBRS, being "BBB-" and "BBB", respectively.

"**Interest Payment Date**" means September 8 and March 8 of each year that the Series F Debentures are outstanding, commencing on September 8, 2005.

"**Interest Period**" means the period commencing on the later of (i) the date of issue of the Series F Debentures and (ii) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"**Maturity Date**" has the meaning attributed to it in subsection 2.3.

"**Reference Period**" means the most recently completed four fiscal quarters for which consolidated financial statements of the Trust have been publicly released preceding the date of a calculation pursuant to section 3.1.

"**Regular Record Date**" means the date specified for determining holders entitled to receive interest on the Series F Debentures on any Interest Payment Date.

"**Series F Debenture Account**" means any account which is designated in writing to the Indenture Trustee as the Series F Debenture Account.

ARTICLE 2.
THE SERIES F DEBENTURES

2.1. Creation and Designation

In accordance with the Trust Indenture, the Trust is authorized to issue under this First Supplemental Indenture a series of debentures designated "4.91% Series F Debentures due March 8, 2011", which will have the terms set out in Article 2 and Article 3 hereof.

2.2. Limitation on Aggregate Principal Amount

The aggregate principal amount of Series F Debentures which may be issued under this First Supplemental Indenture will consist of and be limited to $200,000,000 in lawful money of Canada.

2.3. Date of Issue and Maturity

The Series F Debentures will be dated March 8, 2005 (regardless of their actual date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on March 8, 2011 (the "Maturity Date").

2.4. Interest

2.4.1 The Series F Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 4.91% per annum from their date of issue to but excluding the Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date will be September 8, 2005.

2.4.2 Interest will be payable in respect of each Interest Period (after as well as before maturity, default and judgement, with overdue interest at the same rate) on each Interest Payment Date in accordance with section 2.9 of the Trust Indenture. Interest on the Series F Debentures will be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) based on the actual number of days elapsed and will accrue from day to day.

2.4.3 While the Series F Debentures are represented by a global debenture (a "Global Debenture"), the Regular Record Date will be the close of business three Business Days preceding the relevant Interest Payment Date. If the Series F Debentures cease to be represented by a Global Debenture, the Trust may select a Regular Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

2.5. Interest Payments

As interest on the Series F Debentures becomes due, the Trust (except in case of payment of interest at maturity or as otherwise provided in the Trust Indenture, at which time payment of interest, less any taxes required by law to be deducted or withheld, may at the option of the Trust be made upon presentation and surrender of the certificate representing Series F Debentures), on the day that is two Business Days before each Interest Payment Date, will forward or cause to be forwarded to the registered address of each holder for the time being of a Series F Debenture a cheque for such interest, less any taxes required by law to be deducted or withheld, payable to the order of such holder. The forwarding of such cheque will satisfy and discharge the liability for interest upon the Series F Debenture to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation. Upon a written request to do so, the Trust, at its option, may cause the amount payable in respect of interest to be paid to such Debentureholder by wire transfer to an account maintained by such Debentureholder or any other method acceptable to the Trust.

2.6. Payment of Principal

The Trust will deposit to the Series F Debenture Account all amounts required to be paid to the order of holders of Series F Debentures one Business Day before the Maturity

Date. The deposit of such funds will satisfy and discharge the liability for principal of the Series F Debentures to the extent of the sum represented thereby.

2.7. Redemption of Series F Debentures

2.7.1 The Series F Debentures are redeemable at the option of the Trust in whole or in part at any time and from time to time prior to maturity in accordance with Article 4 of the Trust Indenture. The redemption price for the Series F Debentures to be redeemed by the Trust shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series F Debentures may be redeemed in accordance with section 4.3 of the Trust Indenture.

2.7.2 In case the holder of any Series F Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series F Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and, to that extent, the Series F Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series F Debenture of the Redemption Price of such Series F Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series F Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Trust on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series F Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Ontario.

2.8. Form of Series F Debentures

The Series F Debentures will be issuable as fully registered Debentures, initially as one Global Debenture held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. The Series F Debentures will be substantially in the form set out in Schedule "A" to this First Supplemental Indenture with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series F Debentures, and any other changes as may be approved or permitted by the Trust, with such

approval in each case to be conclusively deemed to have been given by the officers of the Trust executing the same in accordance with Article 2 of the Trust Indenture.

2.9. Book-Based System

2.9.1 Registrations of ownership and transfers of the Series F Debentures will be made only through the Book-Based System.

2.9.2 The rights of holders of any beneficial interest in the Series F Debentures ("Beneficial Holders") represented by a Global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Series F Debentures) will be exercised only through CDS or by proxy issued by CDS or its clearing agency participants and will be limited to those rights established by applicable law and agreements between CDS and its participants and between such participants and holders of such interests.

2.9.3 Neither the Trust nor the Indenture Trustee will be under any obligation to deliver, nor will the holder of an interest in the Series F Debentures represented by a Global Debenture have any right, except as provided in subsection 2.9.4, to require the delivery of a certificate evidencing a Series F Debenture to the holder of the interest in such Series F Debenture.

2.9.4 The Trust will deliver to the Indenture Trustee definitive Series F Debentures in fully registered form to be issued to Beneficial Holders, will allow transfers of Series F Debentures other than within the Book-Based System and will make payments or distributions required to be made under this First Supplemental Indenture to Beneficial Holders if:

2.9.4.1 the Trust is required to do so by applicable law;

2.9.4.2 the Trust elects to do so;

2.9.4.3 the Book-Based System ceases to exist;

2.9.4.4 the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Trust is unable to find a qualified successor;

2.9.4.5 the Trust elects to terminate the record entry system through CDS for any reason (including, without limitation, in circumstances where the Trust considers it impracticable or inefficient to effect any distribution of Series F Debentures through the Book-Based System or through the facilities of CDS); or

2.9.4.6 If after the occurrence of an Event of Default, Beneficial Holders holding beneficial interests aggregating over 50% of the outstanding principal amount of Series F Debentures determine that the continuation of the Book-Based System is no longer in the interests of such

Debentureholders and notify the Indenture Trustee and the Trust to such effect.

2.9.5 While the Series F Debentures are represented by a Global Debenture, the Trust and the Indenture Trustee will deal with CDS for all purposes, including the making of payments on the Series F Debentures, as the sole holder of the Series F Debentures and the authorized representative of the beneficial holders of the Series F Debentures. In particular, the Indenture Trustee will give only to CDS all notices or other communications required to be provided to holders of Series F Debentures.

2.10. Currency of Payment

The principal of and interest on the Series F Debentures will be payable in Canadian dollars.

2.11. Additional Amounts

The Trust will not be required to pay an additional amount on the Series F Debentures in respect of any tax, assessment or government charge withheld or deducted.

2.12. Indenture Trustee, etc.

The Indenture Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series F Debentures.

ARTICLE 3.
RESTRICTIONS ON INDEBTEDNESS

3.1. Interest Coverage Covenant

The Trust will maintain at all times a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

3.2. Asset Coverage Test

The Trust will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described in section 3.5 (the "Indebtedness Percentage"), would be less than or equal to 60%.

3.3. Permitted Indebtedness

Notwithstanding the foregoing limitations, the Trust and any Subsidiary of the Trust will be permitted to incur and issue the following types of Indebtedness:

3.3.1 Indebtedness evidenced by the 7.07% Series A senior unsecured debentures due October 31, 2007;

3.3.2 Indebtedness evidenced by the 6.75% Series B senior unsecured debentures due April 25, 2005;

3.3.3 Indebtedness evidenced by the 7.20% Series C senior unsecured debentures due January 18, 2006;

3.3.4 Indebtedness evidenced by the 5.29% Series D senior unsecured debentures due September 21, 2009;

3.3.5 Indebtedness evidenced by the 3.85% Series E senior unsecured debentures due January 4, 2008;

3.3.6 Indebtedness evidenced by the 4.91% Series F senior unsecured debentures due March 8, 2011;

3.3.7 Indebtedness of the Trust owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Trust owed to the Trust and/or another of its Subsidiaries provided, however, that the provisions of this subsection 3.3.7 will no longer be applicable,

3.3.7.1 upon the subsequent transfer or other disposition by the Trust or any of its Subsidiaries to any Person other than the Trust or another of the Trust's Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

3.3.7.2 in the case of Indebtedness of the Trust owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary of the Trust (and thereby for this purpose a "third party"), to the amount of such Indebtedness equal to the product obtained by multiplying the amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Trust or one of its Subsidiaries,

and, in each case, such amount of such Indebtedness will be deemed for the purpose of section 3.2 to have been incurred at the time of such transfer, issuance or disposition; and

3.3.8 Indebtedness of the Trust or any of its Subsidiaries which is incurred or the proceeds of which are used to renew, extend, repay, redeem, purchase, refinance or refund (each a "refinancing") any Indebtedness of the Trust or any of its Subsidiaries outstanding on the date of this First Supplemental Indenture or permitted to be incurred pursuant to this First Supplemental Indenture provided, however, that (i) the Indebtedness which is incurred will not exceed the aggregate principal amount of all Indebtedness which is so refinanced at such time, plus the amount of any premium required to be paid in connection with such refinancing

pursuant to the terms of the Indebtedness which is so refinanced or the amount of any premium reasonably determined by the Trust or the relevant Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated agreement, plus the expenses of the Trust and the relevant Subsidiary incurred in connection with such refinancing and (ii) the Indebtedness which is incurred, the proceeds of which are used to refinance the Series F Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series F Debentures or Indebtedness of the Trust which is subordinate in right of payment to the Series F Debentures, will only be permitted if, in the case of any refinancing of the Series F Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series F Debentures, the Indebtedness which is incurred is made equal and rateable to the Series F Debentures or subordinated to the Series F Debentures and, in the case of any refinancing of the Indebtedness of the Trust which is subordinate to the Series F Debentures, the Indebtedness which is incurred is made subordinate to the Series F Debentures at least to the same extent as such Indebtedness which is being so refinanced.

3.4. Calculations for Interest Coverage Covenant

For the purposes of section 3.1, Consolidated EBITDA will be calculated on a pro forma basis giving effect to the incurrence of the Indebtedness to be incurred, Indebtedness incurred to the date of calculation and, in each case, to the application of the proceeds therefrom and, for this purpose, (i) all Indebtedness incurred since the first day of the Reference Period and the application of the proceeds therefrom, including Indebtedness incurred to refinance other Indebtedness, will be deemed to have occurred at the beginning of the Reference Period, (ii) the repayment or retirement of any other Indebtedness since the first day of the Reference Period will be deemed to have been repaid or retired at the beginning of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during the Reference Period), (iii) in the case of Acquired Indebtedness acquired since the first day of the Reference Period, the related acquisition will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (iv) in the case of any acquisition or disposition by the Trust or its Subsidiaries of any asset or group of assets since the first day of the Reference Period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

3.5. Calculations for Debt Incurrence Tests

For the purpose of section 3.2, the Indebtedness Percentage will be calculated on a pro forma basis as at the date of the Trust's most recently published balance sheet (the "Balance Sheet Date") giving effect to the incurrence of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

ARTICLE 4.
EQUITY MAINTENANCE

4.1. **Equity Maintenance Covenant**

The Trust will maintain at all times an Adjusted Unitholders' Equity of at least $1 billion.

ARTICLE 5.
MISCELLANEOUS

5.1. **Indenture Trustee Accepts Trusts**

The Indenture Trustee accepts the trusts declared in this First Supplemental Indenture and agrees to perform the same upon the terms and conditions set out in this First Supplemental Indenture and in accordance with the Trust Indenture.

5.2. **Counterparts**

This First Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this First Supplemental Indenture under the hands of their proper officers or authorized signatories.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Robert Wolf"*

Vice President and Chief Financial Officer

By: *"Edward Sonshine"*

President and Chief Executive Officer

CIBC MELLON TRUST COMPANY, as Indenture Trustee

By: *"Chris McGregor"*

Account Manager

By: *"Pamela Lively"*

Associate Manager

SCHEDULE "A"

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

Reference is made to the trust indenture made as of March 8, 2005 between RioCan Real Estate Investment Trust and CIBC Mellon Trust Company, as Indenture Trustee, as supplemented by the first supplemental indenture dated as of March 8, 2005.

The following is the form of fully registered 4.91% Series F Debenture due March 8, 2011.

No. _____ CUSIP: 766910AG8

RIOCAN REAL ESTATE INVESTMENT TRUST

(A trust organized under the laws of Ontario)

4.91% SERIES F DEBENTURE DUE MARCH 8, 2011

RIOCAN REAL ESTATE INVESTMENT TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of a trust indenture dated as of March 8, 2005 between the Trust and CIBC Mellon Trust Company (the "Indenture Trustee"), as supplemented by a first supplemental indenture dated March 8, 2005 (together, the "Indenture"), promises to pay to the registered holder hereof on March 8, 2011, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $200,000,000 in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Indenture Trustee in Toronto, and to pay interest on the principal amount hereof from the date of this Debenture, or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 4.91% per annum, in arrears in semi-annual instalments (less any tax required by law to be deducted) on March 8 and September 8 in each year, commencing on September 8, 2005, until March 8, 2011. If the Trust at any time defaults in the payment of any principal or interest, the Trust will pay interest on the amount in default at the same rate and half-yearly on the same dates.

At least two Business Days before each date on which interest becomes due, (except in the case of payment at maturity, at which time payment of interest may be made upon surrender of this Debenture), the Trust will forward or cause to be forwarded by first class mail,

postage prepaid, to the registered holder hereof, or in the case of joint holders, to the joint holder whose name first appears on the register, subject to the provisions of the Indenture and in the manner provided therein, a cheque for such interest, less any tax required by law to be deducted. Subject to the provisions of the Indenture, the mailing of such cheque will satisfy and discharge all liability for interest on this Debenture to the extent of the sum represented by such cheque (plus the amount of any tax deducted or withheld) unless such cheque is not paid upon presentation. Upon a written request by a holder of Debentures holding at least $5 million aggregate principal amount of Debentures (or such lesser amount as may be acceptable to the Trust), the Trust may cause the amount payable in respect of interest to be paid to such registered holder by wire transfer to an account maintained by such registered holder or any other method acceptable to the Trust.

This Debenture is one of the 4.91% Series F Debentures due March 8, 2011 (the "Debentures") of the Trust issued or issuable under the provisions of the Indenture. The Debentures are limited to an aggregate principal amount of $200,000,000 in lawful money of Canada. Reference is expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were set out in this Debenture, and all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price set out in the Indenture.

The indebtedness evidenced by this Debenture and by all other Debentures now or hereafter certified and delivered under the Indenture is a direct unsecured and unsubordinated obligation of the Trust.

The right is reserved to the Trust to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal of this Debenture may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding under the Indenture resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other

registrars (if any) as the Trust with the approval of the Indenture Trustee may designate, by the registered holder of this Debenture or its executors or administrators or other legal representatives, or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

This Debenture will not become obligatory for any purpose until it has been certified by the Indenture Trustee under the Indenture.

IN WITNESS WHEREOF, RIOCAN REAL ESTATE INVESTMENT TRUST has caused this Debenture to be signed by its duly appointed officers as of March 8, 2005.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: ______________________________

Authorized Signing Officer

By: ______________________________

Authorized Signing Officer

(FORM OF INDENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 4.91% Series F Debentures due March 8, 2011 referred to in the Indenture within mentioned.

CIBC Mellon Trust Company

By: ______________________
Authorized Signatory

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Indenture Trustee or other Registrar)

Date of Registration	**In Whose Name Registered**	**Signature of Indenture Trustee or Registrar**

Document 44

DATED AS OF MARCH 8, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

and

CIBC MELLON TRUST COMPANY

TRUST INDENTURE

TABLE OF CONTENTS

THIS TRUST INDENTURE made as of March 8, 2005

B E T W E E N:

RIOCAN REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario pursuant to an amended and restated declaration of trust dated as of June 2, 2004

(the "**Trust**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada

(the "**Indenture Trustee**")

OF THE SECOND PART

RECITAL:

A. The Trust considers it desirable for its corporate purposes to create and issue Debt Securities from time to time in the manner provided in this Indenture.

NOW THEREFORE THIS INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and the Debt Securities, the following terms have the following meanings.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of the Trust and the accumulated building amortization recorded in the books and records of the Trust in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Affiliate**" of any Person means an affiliated company of such Person, such term having the meaning attributed to it in the *Securities Act* (Ontario).

"**Business Day**" means any day, other than Saturday, Sunday, any statutory holiday in Toronto, Ontario or any day on which the Indenture Trustee is closed for business in Toronto, Ontario.

"**Capital Lease Obligation**" of any Person means the obligation of such Person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such Person in accordance with generally accepted accounting principles.

"**CDS**" means The Canadian Depository for Securities Limited and its successors.

"**Change of Control**" has the meaning attributed to it in Section 12.1.

"**Coupon Debt Securities**" means Debt Securities which are issued and certified under this Indenture with interest coupons attached.

"**Coupons**" means the interest coupons attached or appertaining to Coupon Debt Securities.

"**Debt Account**" means the account or accounts required to be established by the Trust and maintained by and subject to the control of the Indenture Trustee for each series of Debt Securities pursuant to Section 2.9.

"**Debtholders**" or "**holders**" means the Persons for the time being entered in the Register as registered holders of Debt Securities payable to a named payee or any transferees of such Persons by endorsement or delivery and the Persons for the time being in possession of those Debt Securities which are in bearer form.

"**Debtholders' Request**" means, in respect of a particular series of Debt Securities, an instrument signed in one or more counterparts by the holder or holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series or, in respect of all Debt Securities, an instrument signed in one or more counterparts by the holders of not less than 25% of the aggregate principal amount of all outstanding Debt Securities, in each case requesting the Indenture Trustee to take the action or proceeding specified therein.

"**Debt Securities**" means the unsecured debt securities of the Trust issued and certified from time to time pursuant to this Indenture either in registered form, unregistered form or registered as to principal only and includes Coupon Debt Securities, Fully Registered Debt Securities, Global Debt Securities, Registered Debt Securities and Unregistered Debt Securities.

"**Event of Default**" has the meaning attributed to it in Section 6.1.

"**Extraordinary Resolution**" means, for any series of Debt Securities, a resolution passed as an Extraordinary Resolution by the affirmative votes of the holders of not less than 66 2/3%, or in the case of Subsection 8.9.2, 75%, of the outstanding aggregate principal amount of such series of Debt Securities represented and voting on a poll at a meeting of Debtholders of that series duly convened and held in accordance with the provisions of this Indenture, or an instrument in writing signed in accordance with Section 8.10.

"**Fully Registered Debt Securities**" means Debt Securities without Coupons which are registered as to principal and interest.

"**generally accepted accounting principles**" means, as at any date of determination, generally accepted accounting principles in effect in Canada as of the date thereof.

"**Global Debt Securities**" means Debt Securities represented in the form of fully registered global Debt Securities held by, or on behalf of, CDS.

"**Indebtedness**" of any Person means (without duplication) (i) any obligation of such Person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such Person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such Person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such Person and (v) any obligations of the type referred to in clauses (i) through (iv) of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the Trust in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to Unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, all of which will be deemed not to be Indebtedness for the purpose of this definition.

"**Indenture Trustee**" means CIBC Mellon Trust Company in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

"**Interest Payment Date**" means, for each series of interest-bearing Debt Securities, any date on which interest is payable thereon in accordance with the terms of such Debt Security.

"**Lien**" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

"**Material Subsidiary**" at any date means any Subsidiary which constitutes more than 10% of Adjusted Unitholders' Equity calculated as at such date.

"**Non-Recourse Indebtedness**" means any Indebtedness of a Subsidiary of the Trust which is a single purpose company or any Subsidiary of the Trust whose principal assets and business are constituted by a particular property and pursuant to the terms of such Indebtedness payment is to be made from the revenues arising out of such property with recourse for such payment being available only to the revenues or the assets of such single purpose company or such property.

"**Notice Period**" has the meaning attributed to it in Section 12.2.

"**Payout Securities**" has the meaning attributed to it in Subsection 7.5.2.

"**Person**" includes an individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

"**Premium**" means, with reference to any Debt Security, the excess of the then applicable Redemption Price of such Debt Security over the principal amount of such Debt Security.

"**Purchase Price**" has the meaning attributed to it in Section 12.1.

"**Redemption Price**" has the meaning attributed to it in Section 4.1.

"**Register**" means any register providing for the registration of Debt Securities which the Indenture Trustee is required to maintain pursuant to Section 3.1.

"**Registered Debt Securities**" means Fully Registered Debt Securities and Coupon Debt Securities registered as to principal only.

"**Subsidiary**" of any Person means a subsidiary corporation of such Person, such term having the meaning attributed to it in the *Securities Act* (Ontario) and, in the case of the Trust, the meaning shall be read as though the Trust is a corporation.

"**Successor**" has the meaning attributed to it in Section 9.1.

"**Supplemental Indenture**" means an indenture supplemental to this Indenture pursuant to which, among other things, a series of Debt Securities may be issued in accordance with the terms of Article 13.

"**this Indenture**", "**this Trust Indenture**", "**hereto**", "**hereby**", "**hereunder**", "**hereof**", "**herein**" and similar expressions refer to this indenture and not to any particular Article, section, subsection, paragraph, clause or other portion of this Indenture, and include any and every Supplemental Indenture.

"**Trust**" includes any successor of RioCan Real Estate Investment Trust which has complied with the provisions of Article 9.

"**Trustee**" means a trustee of the Trust from time to time and "Trustees" means the trustees of the Trust or, whenever duly empowered, an officer of the Trust for the time being duly empowered by resolution of the trustees of the Trust.

"**Units**" means units of the Trust outstanding from time to time.

"**Unregistered Debt Securities**" means Coupon Debt Securities which are not Registered Debt Securities.

"**Written Order", "Written Direction" or "Certificate**" means an order, a direction or a certificate signed in the name of the Trust by one of the President, Chief Executive Officer or Chief Financial Officer of the Trust.

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine gender and vice versa.

1.2 Meaning of "outstanding" for Certain Purposes

Every Debt Security issued, certified and delivered in accordance with this Indenture will be deemed to be outstanding until it is cancelled or delivered to the Indenture Trustee for cancellation, or a new Debt Security is issued in substitution for it pursuant to Section 3.8, or money for the payment of the Debt Security is set aside pursuant to Article 7, provided that:

1.2.1 where a new Debt Security has been issued in substitution for a Debt Security which has been mutilated, lost, stolen or destroyed, such new Debt Security will be counted for the purpose of determining the aggregate principal amount of Debt Securities outstanding;

1.2.2 Debt Securities which have been partially redeemed or purchased will be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount of such Debt Securities; and

1.2.3 for the purpose of any provision of this Indenture entitling Debtholders to vote, sign consents, requests or other instruments or take other action under this Indenture, Debt Securities owned legally or equitably by the Trust or any of its Subsidiaries or Affiliates will be disregarded, except that:

1.2.3.1 for the purpose of determining whether the Indenture Trustee will be protected in relying on any such vote, consent, request or other instrument or other action, only Debt Securities of which the Indenture Trustee has received a Certificate of the Trust that they are so owned will be so disregarded; and

1.2.3.2 Debt Securities so owned which have been pledged in good faith other than to the Trust or any of its Subsidiaries or Affiliates will not be so disregarded if the pledgee establishes, to the satisfaction of the Indenture Trustee, the pledgee's right to vote such Debt Securities in its discretion free from the control of the Trust or of any of its Subsidiaries or Affiliates.

1.3 Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.4 Statute References

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.5 Currency

Any reference in this Indenture to "**dollars**" or "**$**" is deemed to be a reference to lawful money of Canada.

1.6 Not a Business Day

In the event that any day on or before which any action is required to be taken under this Indenture is not a Business Day, then such action will be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7 Invalidity of Provisions

Each provision in this Indenture or in a Debt Security is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.8 Governing Law

This Indenture and the Debt Securities are governed by and will be construed in accordance with the laws of Ontario and the laws of Canada applicable therein and will be treated in all respects as Ontario contracts.

ARTICLE 2
THE DEBT SECURITIES

2.1 Issue and Designation

An unlimited aggregate principal amount of Debt Securities may be authorized, issued and certified under this Indenture, provided however that the Debt Securities may be issued under this Indenture only upon the terms and subject to the conditions in this Indenture.

2.2 Issuance in Series

2.2.1 Debt Securities may be issued in one or more series pursuant to this Indenture and Supplemental Indentures delivered in accordance with the terms of this Indenture. The Debt Securities of each series (a) will have such designation, (b) may be subject to a limitation of the maximum principal amount authorized for issuance, (c) will be issued in such denominations, (d) may be purchased and payable as to principal, Premium (if any) and interest at such place or places and in such currency or currencies, (e) will bear such date or dates and mature on such date or dates, (f) will indicate the portion (if less than all of the principal amount) of such Debt Securities to be payable on declaration of acceleration of maturity, (g) will bear interest at such rate or rates (which may be fixed or variable) payable on such date or dates, (h) may provide for record dates for interest payable on Registered Debt Securities, (i) may contain mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at the option of the Trust or otherwise, (j) may contain conversion or exchange terms, (k) will indicate the percentage of the principal amount (including any Premium) at which the Debt Securities may be issued or redeemed, (l) may be issued in registered form or bearer form or both and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form, (m) may be issuable in the form of one or more registered global securities and, if so, will identify the depositary for such registered global securities, (n) will set out each office or agency at which the principal of, Premium (if any) and interest on the Debt Securities will be payable, and the addresses of each office or agency at which the Debt Securities may be presented for registration of transfer or exchange, (o) may contain covenants and events of default in addition to Events of Default, and (p) may contain such other provisions, not inconsistent with the provisions of this Indenture, as may be determined by resolution of the Trustees passed at or before

the time of the issue of the Debt Securities of such series and such other provisions (to the extent as the Trustees may deem appropriate) as are contained in the Debt Securities of such series. The execution by the Trust of the Debt Securities of such series and the delivery thereof to the Indenture Trustee for certification will be conclusive evidence of the inclusion of the provisions authorized by this subsection.

2.2.2 Before the issuance of any series of Debt Securities, the Trust will execute and deliver to the Indenture Trustee a Supplemental Indenture for the purpose of establishing the terms of such Debt Securities and the forms and denominations in which they may be issued, together with a certified resolution of the Trustees authorizing the issuance of such Debt Securities. The Indenture Trustee will execute and deliver each Supplemental Indenture pursuant to Article 13.

2.2.3 Whenever any series of Debt Securities has been authorized, Debt Securities in such series may from time to time be executed by the Trust and delivered to the Indenture Trustee and, subject to Subsection 2.2.4, will be certified and delivered by the Indenture Trustee to or to the order of the Trust upon receipt by the Indenture Trustee of:

2.2.3.1 a certified resolution of the Trustees authorizing the issuance of a specified principal amount of Debt Securities of such series;

2.2.3.2 a Certificate to the effect that there is no existing Event of Default or event which with the giving of notice or passage of time or both would constitute an Event of Default and the Trust has complied with all other conditions of this Indenture in connection with the issue of such series;

2.2.3.3 a Written Order for the certification and delivery of such series of Debt Securities specifying the principal amount of the Debt Securities to be certified and delivered; and

2.2.3.4 an opinion of counsel to the Trust addressed to the Indenture Trustee to the effect that all legal requirements in connection with the issuance, certification and delivery of such series of Debt Securities and all conditions under this Indenture have been complied with.

2.2.4 No Debt Securities will be certified or delivered under this Indenture if a declaration has been made by the Indenture Trustee under Section 6.3, unless it has been waived in accordance with Section 6.4.

2.3 Forms of Debt Securities

2.3.1 The Debt Securities of any series may be of different denominations and forms (either Coupon Debt Securities or Registered Debt Securities or both) and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Debt Securities of different denominations or forms and in the provisions for the registration or transfer of Debt Securities and, subject to the provisions of any series of Debt Securities, may consist of Debt Securities having different dates of issue, different dates of maturity, different interest payment dates,

different financial covenants, including, without limitation, restrictions on indebtedness and equity maintenance and interest coverage requirements, different rates of interest and/or different redemption terms (if any), than are the case for any other series of Debt Securities.

2.3.2 Subject to Subsection 2.3.1 and to any limitation as to the maximum principal amount of Debt Securities of any particular series, any Debt Securities may be issued as part of any series of Debt Securities previously issued, in which case they will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Debt Securities in like manner and following the numbers of the Debt Securities of such previous issue.

2.3.3 All series of Debt Securities which may at any time be issued under this Indenture and the Coupons (if any) attached or appertaining thereto and the certificate of the Indenture Trustee endorsed on such Debt Securities may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any Supplemental Indenture or in such other language or languages and in such form or forms as the Trustees by resolution determine at the time of first issue of any series or part of a series of such Debt Securities, as approved by the Indenture Trustee, the approval of which will be conclusively evidenced by its certification of the Debt Securities.

2.3.4 If any provision of the Debt Securities or Coupons in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language will be determinative.

2.3.5 The Debt Securities and Coupons may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Trust may determine. The execution of any such Debt Securities or Coupons by the Trust and the certification by the Indenture Trustee of any such Debt Securities will be conclusive evidence that such Debt Securities and Coupons are Debt Securities and Coupons authorized by this Indenture.

2.4 Debt Securities to Rank Equally

The Debt Securities will be direct senior unsecured obligations of the Trust and will rank equally and rateably with all other Debt Securities, regardless of their actual date or terms of issue, and with all other present and future unsubordinated and unsecured Indebtedness of the Trust except for sinking fund provisions (if any) applicable to different series of Debt Securities or other similar types of obligations of the Trust, except to the extent prescribed by law.

2.5 Execution

The Debt Securities will be executed on behalf of the Trust by the Chief Executive Officer and the Chief Financial Officer, or either one of them and such other officer as may be designated by the Trustees. The signature of such proper officers on the Debt Securities may be manual or mechanically reproduced in facsimile. Debt Securities and Coupons bearing facsimile signatures will be binding upon the Trust as if they had been manually signed and to have been signed at

the time such facsimile signature is reproduced. The Trust will from time to time execute and deliver Debt Securities to the Indenture Trustee. Debt Securities or Coupons bearing the manual or facsimile signature of an individual who was at the time of execution a proper officer of the Trust will be valid and binding even though that individual has ceased to hold such office before the certification and delivery of such Debt Securities or Coupons.

2.6 Countersignature by Indenture Trustee

2.6.1 Subject to the terms and conditions in this Indenture, the Indenture Trustee, from time to time upon receipt by the Indenture Trustee of a Written Order, will certify and make available Debt Securities in the manner specified in the Written Order, without the Indenture Trustee receiving any consideration therefor.

2.6.2 No Debt Security will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless it has been certified by or on behalf of the Indenture Trustee substantially in the form provided for in the relevant Supplemental Indenture. Such certification upon any Debt Security will be conclusive evidence, and the only evidence, that such Debt Security has been duly certified, issued and delivered.

2.6.3 The certificate by or on behalf of the Indenture Trustee will not be construed as a representation or warranty of the Indenture Trustee as to the validity of this Indenture or of a Debt Security or its issuance (except the due certification thereof by the Indenture Trustee) or as to the performance by the Trust of its obligations under this Indenture or the Debt Securities and the Indenture Trustee will be in no respect liable or answerable for the use made of the proceeds of such Debt Security. The certificate by or on behalf of the Indenture Trustee on Debt Securities issued under this Indenture will constitute a representation and warranty by the Indenture Trustee that such Debt Securities have been duly certified by and on behalf of the Indenture Trustee pursuant to the provisions of this Indenture.

2.7 Concerning Interest

2.7.1 Every Registered Debt Security, whether issued originally or in exchange or in substitution for previously issued Debt Securities, will bear interest from and including the later of (i) its date of issue and (ii) the last Interest Payment Date on which interest has been paid or made available for payment on the outstanding Debt Securities of the same series.

2.7.2 Subject to accrual of any interest on unpaid interest from time to time, interest on each Debt Security will cease to accrue from the earlier of (i) the maturity date of such Debt Security and (ii) if such Debt Security is called for redemption, the date fixed for redemption; unless, in each case, upon due presentation and surrender of such Debt Security for payment on or after the maturity date or the date fixed for redemption, as the case may be, such payment is improperly withheld or refused.

2.7.3 If the date for payment of any amount of principal or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and Debentureholders will not be entitled to any further interest on such principal, or to any

interest on such interest or other amount so payable, in respect of the period from the date for payment to such next Business Day.

2.7.4 The Coupons (if any) matured at the date of delivery by the Indenture Trustee of any Coupon Debt Security registered as to principal only will be detached therefrom and cancelled before delivery, unless such Debt Security is being issued in exchange or in substitution for another Debt Security (whether in interim or definitive form) and such matured Coupons represent unpaid interest to which the holder of such exchanged or substituted Debt Security is entitled.

2.7.5 Wherever in this Indenture or the Debt Securities or Coupons there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Debt Securities, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

2.7.6 Unless otherwise stated, wherever reference is made in this Indenture to a rate of interest "per annum" or a similar expression is used, the interest will be calculated on the basis of the actual number of days based on a calendar year of 365 or 366 days, as the case may be.

2.8 Payment of Interest in respect of Debt Securities

Except as may be provided in any Supplemental Indenture or in any series of Debt Securities, payment of interest due upon the principal amount of each interest-bearing Debt Security (except interest payable on maturity or redemption of a Debt Security which, at the option of the Trust, may be paid upon presentation of such Debt Security for payment), will be made on the applicable Interest Payment Date in the following manner: The Trust (either directly or through the Indenture Trustee or any agent of the Indenture Trustee), at least two Business Days before each Interest Payment Date, will forward or cause to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Indenture Trustee and the Trust determine to be appropriate), a cheque for such interest (less any tax required by law to be deducted) payable to the holder of such Debt Security (or to the Indenture Trustee on behalf of such holder, as determined from time to time) for the time being at the address appearing on the Register described in Article 3 unless otherwise directed in writing by the holder or, in the case of registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable Register and negotiable at par at each of the places at which interest upon such Debt Securities is payable. The forwarding of such cheque will satisfy and discharge the liability for the interest on such Debt Securities to the extent of the sum represented thereby (plus the amount of any tax deducted as aforesaid) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Debtholder or the loss, theft or destruction thereof, the Trust, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, will issue or cause to be issued to such Debtholder a replacement cheque for the amount of such cheque. Upon a written request to do so by a Debtholder holding at least $5 million aggregate principal amount (or such lesser amount as the

Trust may agree) of Debt Securities, the Trust, at its option, may cause the amount payable in respect of interest to be paid to such Debtholder by wire transfer settled on the day such interest payment is due to an account maintained by such Debtholder or any other method acceptable to the Trust.

2.9 Payments of Amounts Due on Maturity

Except as may otherwise be provided in any Supplemental Indenture or in any series of Debt Securities, payments of amounts due upon maturity of the Debt Securities will be made in the following manner: The Trust will establish and maintain a Debt Account for each series of Debt Securities. On or before 4:00 p.m. (Toronto time) on the Business Day before each maturity date for Debt Securities outstanding from time to time under this Indenture, the Trust will deposit in the applicable Debt Account an amount sufficient to pay the amount payable in respect of such Debt Securities (less any tax required by law to be deducted). The Trust (either directly or through the Indenture Trustee or any agent of the Indenture Trustee) will pay to each holder entitled to receive payment, the principal amount of, and Premium (if any) on, the Debt Security, upon surrender of the Debt Security at any branch of the Indenture Trustee designated for such purpose from time to time by the Trust and the Indenture Trustee. The deposit or making available of such amounts to the applicable Debt Account will satisfy and discharge the liability of the Trust for the Debt Security to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debt Security will thereafter not be considered as outstanding under this Indenture and such holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.9 will constitute default in payment on the Debt Securities in respect of which the deposit or making available of funds was required to have been made.

2.10 Interim Debt Securities

2.10.1 Pending delivery to the Indenture Trustee of definitive Debt Securities of any series, the Trust may issue and the Indenture Trustee may certify in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture), interim printed, mimeographed or typewritten Debt Securities, with or without Coupons, in such forms and in such denominations as may be approved by the Indenture Trustee and the proper officers of the Trust (whose certification or signature, either manual or in facsimile, as the case may be, on any such interim Debt Securities will be conclusive evidence of such approval) entitling the holders of such Debt Securities to definitive Debt Securities of such series in any authorized denominations when the same are ready for delivery, provided that the total amount of interim Debt Securities so issued and certified will not exceed the aggregate principal amount of Debt Securities of such series for the time being authorized. When so issued and certified, such interim Debt Securities will be deemed to be Debt Securities for all purposes and pending the exchange thereof for definitive Debt Securities, the holders of such interim Debt Securities will be deemed to be Debtholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the exchange had actually been made. Forthwith after the Trust has executed and delivered the appropriate definitive Debt Securities to the Indenture Trustee, the Indenture Trustee will call for exchange all interim Debt Securities that have been issued

and forthwith after such exchange will cancel the Interim Debt Securities, together with all unmatured Coupons (if any) attached or appertaining thereto. No charge will be made by the Trust or the Indenture Trustee to the holders of such interim Debt Securities for such exchange.

2.10.2 Any interest paid upon interim Debt Securities without Coupons will be noted thereon at the time of payment unless paid by cheque to the registered holder thereof.

2.11 Payment Agreements for Debt Securities

Notwithstanding anything in this Indenture or any Debt Securities, the Trust may enter into an agreement with the holder of a Registered Debt Security or with the Person for whom such holder is acting as nominee, providing for the payment to such holder of the principal of, Premium (if any) on and interest on such Debt Security at a place or places or in a manner other than the place or places or the manner specified in this Indenture or such Debt Security as the place or places for such payment, all (in the case of partial payments on Debt Securities) without presentation or surrender of the Debt Security or notation of payment thereon. The Trust will provide a copy of such agreement to the Indenture Trustee before the next Interest Payment Date of any Debt Security to which such agreement relates. Any payment of the principal of, Premium (if any) and interest on any such Debt Security or other money payable under this Indenture at such other place or places or in such manner pursuant to such agreement, notwithstanding any other provision of this Indenture or the Debt Security, will be valid and binding on the Trust, the Indenture Trustee and such Debtholder.

2.12 Surrender for Cancellation

If the principal amount due upon any Debt Security becomes payable by redemption or otherwise before the maturity date of such Debt Security, the Person presenting such Debt Security for payment must surrender the same together with all unmatured Coupons (if any) appertaining thereto not previously surrendered for cancellation. The Trust will nevertheless pay or cause to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date). For greater certainty, it is expressly declared that Section 7.1 will apply to such cancelled Debt Securities or Coupons.

2.13 Right to Receive Indenture

Each Debtholder is entitled to receive from the Trust a copy of this Indenture on written request and upon payment of a reasonable copying charge.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF DEBT SECURITIES

3.1 Registered Debt Securities

3.1.1 Subject to the terms of any Supplemental Indenture, the Trust will cause to be kept, at the principal office of the Indenture Trustee in Toronto, Ontario, a central Register and may cause to be kept in such other place or places, by the Indenture Trustee or by such other registrar or registrars (if any) as the Trust with the approval of the Indenture Trustee may

designate, branch Registers in each of which will be entered the names and latest known addresses of holders of Registered Debt Securities and the other particulars, as prescribed by law, of the Debt Securities held by each of them and of all transfers of such Debt Securities. Such registration will be noted on the Debt Securities by the Indenture Trustee or other registrar. No transfer of a Debt Security will be effective as against the Trust unless made on one of the appropriate Registers by the holder or the executor, administrator or other legal representative of, or any attorney for, the holder, duly appointed by an instrument in form and execution satisfactory to the Indenture Trustee or other registrar, upon surrender to the Indenture Trustee or other registrar of the Debt Security and upon compliance with such requirements as the Indenture Trustee or other registrar may prescribe, and unless such transfer has been duly noted on such Debt Security by the Indenture Trustee or other registrar.

3.1.2 A holder of a Registered Debt Security may at any time and from time to time have such Debt Security transferred at any of the places at which a Register is kept pursuant to the provisions of this Section 3.1 in accordance with such reasonable regulations as the Indenture Trustee or other registrar may prescribe. A holder of a Registered Debt Security may at any time and from time to time have the registration of such Debt Security transferred from the Register in which the registration of such Debt Security appears to another Register maintained in another place authorized for that purpose under the provisions of this Indenture upon payment of a reasonable fee to be fixed by the Indenture Trustee.

3.1.3 None of the Trust, the Indenture Trustee and any registrar for any of the Debt Securities will be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Debt Security and may transfer any Debt Security on the direction of the applicable Debtholder, whether named as trustee or otherwise, as though that Person were the beneficial owner of such Debt Security.

3.2 Coupon Debt Securities

3.2.1 Coupon Debt Securities will be negotiable and title to them will pass by delivery unless registered as to principal for the time being as provided in this section. Notwithstanding registration of Coupon Debt Securities as to principal, but subject to Sections 2.7 and 3.7, the Coupons when detached will continue to be payable to bearer and title thereto will pass by delivery.

3.2.2 After registration of a Coupon Debt Security as to principal, any such Debt Security may be discharged from registry and subsequently may be transferred to bearer after which it will again be transferable by delivery but may again from time to time be registered and discharged from registry.

3.3 Transferee Entitled to Registration

The transferee of a Registered Debt Security, after the appropriate form of transfer and the Debt Security are deposited with the Indenture Trustee or other registrar and upon compliance with all other conditions required by this Indenture or by law, will be entitled to be entered on the Register as the owner of such Debt Security free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous holder of such Debt Security,

save in respect of equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 Closing of Registers

3.4.1 Except in the case of the central Register required to be kept in Toronto and subject to any restriction provided in this Indenture, the Trust will have power at any time to close any branch Register and, in that event, it will transfer the registration of any Debt Securities registered thereon to another existing Register or to a new Register and thereafter such Debt Securities will be deemed to be registered on such other existing or new Register, as the case may be. In the event that the Register in any place is closed and the records transferred to a Register in another place, notice of such change will be given to each Debtholder registered in the Register so closed and the particulars of such change will be recorded in the central Register required to be kept in Toronto, Ontario.

3.4.2 None of the Trust, the Indenture Trustee or any registrar will be required:

3.4.2.1 to make transfers or exchanges of any Registered Debt Securities of any series on any Interest Payment Date for Debt Securities of that series or during the 10 preceding Business Days; or

3.4.2.2 to make transfers of Registered Debt Securities of any series or exchanges of any Debt Securities of any series (i) from the day of any selection by the Indenture Trustee of Debt Securities of that series to be redeemed until such date that the notice of redemption is mailed pursuant to Section 4.4, inclusive, or (ii) that have been selected or called for redemption in whole or in part unless, upon due presentment thereof for redemption, such Debt Securities are redeemed.

3.5 Exchange of Debt Securities

3.5.1 Subject to the provisions of this section, Coupon Debt Securities may be exchanged for Fully Registered Debt Securities and vice versa (provided that the Debt Securities to be exchanged are issuable in either coupon or fully registered form) and, subject to Subsection 3.4.2, Debt Securities in any authorized form or denomination may be exchanged, upon reasonable notice, for Debt Securities in any other authorized form or denomination or denominations, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debt Securities so exchanged.

3.5.2 Subject to the provisions of this section, Debt Securities of any series may be exchanged only at such place or places at which the Registers referred to in Section 3.1 are kept and at such other place or places, if any, as may be specified in the Debt Securities of such series and at such other place or places, if any, as may from time to time be designated by the Trust with the approval of the Indenture Trustee. Any Debt Securities tendered for exchange will be surrendered to the Indenture Trustee, together with all unmatured Coupons (if any), and all matured Coupons in default (if any), attached or appertaining thereto (to the extent that the same have not previously been surrendered and cancelled), failing which like Coupons will be removed prior to delivery of the Debt Securities to be

issued in exchange. The Trust will execute all Debt Securities and Coupons and the Indenture Trustee will certify all Debt Securities necessary to carry out exchanges as set out in this section. All Debt Securities and Coupons surrendered for exchange will be surrendered to the Indenture Trustee for cancellation.

3.5.3 Debt Securities issued in exchange for Debt Securities which at the time of such issue have been selected or called for redemption at a later date will be deemed to have been selected or called for redemption in the same manner and will have noted thereon a statement to that effect, provided that:

3.5.3.1 Debt Securities which have been selected or called for redemption may not be exchanged for Debt Securities of larger denominations; and

3.5.3.2 if a Debt Security that has been selected or called for redemption in part is presented for exchange for Debt Securities of smaller denominations, the Indenture Trustee will designate, as it may deem equitable, particular Debt Securities of those issued in exchange, which will be deemed to have been selected or called for redemption, in whole or in part, and the Indenture Trustee will note on such Debt Securities a statement to that effect.

3.5.4 Except as otherwise provided in this Indenture, upon any exchange of Debt Securities of any denomination for Debt Securities of any other authorized denominations and upon any transfer of Debt Securities, the Indenture Trustee or other registrar of Debt Securities may make a sufficient charge to reimburse it for any transfer tax or other governmental charge required to be paid and, in addition, a reasonable charge for its services for each Debt Security exchanged or transferred, and payment of such charges will be made by the party requesting such exchange or transfer as a condition precedent thereto.

3.5.5 Notwithstanding the foregoing, no charge to the holder (other than for insurance on any Debt Securities forwarded by mail) will be made by the Indenture Trustee, any other registrar of Debt Securities or the Trust:

3.5.5.1 for any exchange, registration or transfer of any Debt Security applied for within a period of 45 days from the date of such Debt Security; or

3.5.5.2 for the exchange of any Debt Security issued under Section 2.10 or 4.3.

3.6 Registers Open for Inspection

The Registers will at all reasonable times be open for inspection by the Trust, the Indenture Trustee and any holder. The Indenture Trustee will furnish, and will require every registrar, when requested to do so in writing by the Trust or the Indenture Trustee, to furnish, to the Trust or the Indenture Trustee, as the case may be, a list of the names and addresses of holders of Registered Debt Securities entered on the Register kept by the Indenture Trustee or such registrar, showing the principal amounts and serial numbers of the Registered Debt Securities held by each such holder. The Indenture Trustee will require each registrar, at the request of any Debtholder, and upon payment to the Indenture Trustee of a reasonable fee, to furnish such list to such holder upon fulfillment by it of the conditions prescribed by law in that respect.

3.7 Ownership of Debt Securities and Coupons

3.7.1 Unless otherwise required by law, the Trust, the Indenture Trustee and any registrar or agent may deem and treat the Person in whose name any Registered Debt Security is registered, as the absolute owner of such Debt Security for all purposes of this Indenture, and payment of or on account of the principal of, Premium (if any) on and interest on such Debt Security will be made only to or upon the order in writing of such registered holder.

3.7.2 Unless otherwise required by law, the Trust, the Indenture Trustee and any registrar or paying agent may deem and treat the bearer of any Unregistered Debt Security and the bearer of any Coupon, whether or not the Debt Security from which it has been detached is registered as to principal, as the owner of such Debt Security or Coupon, as the case may be, for the purposes of this Indenture and none of the Trust, the Indenture Trustee or any registrar will be affected by any notice to the contrary.

3.7.3 None of the Trust, the Indenture Trustee and any registrar or paying agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Debt Security by the registered holder or any Person whom the Trust or the Indenture Trustee treats, as permitted or required by law, as the owner or the registered holder of such Debt Security, and may transfer the same on the direction of the Person so treated or registered as the holder of the Debt Security, whether named as trustee or otherwise, as though that Person were the beneficial owner of the Debt Security.

3.7.4 The holder from time to time of any Registered Debt Security and the bearer of any Coupon (except any Coupon which is void by reason of the acceleration of the maturity of the Debt Security to which it was annexed or appertains) will be entitled to the principal, Premium (if any) on and interest evidenced by such instruments, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof (except in respect of equities of which the Trust is required to take notice by law or by order of a court of competent jurisdiction) and all Persons may act accordingly. The receipt by any such holder or bearer, as the case may be, of any such principal, Premium (if any) or interest will be a good discharge to the Trust and the Indenture Trustee for the same and neither the Trust nor the Indenture Trustee will be bound to inquire into the title of any such holder or bearer except as aforesaid.

3.7.5 The Trust and the Indenture Trustee may treat the holder of any Registered Debt Security as the owner thereof without actual production of such Debt Security for the purpose of any Debtholders' Request, requisition, direction, consent, instrument or other document.

3.7.6 Subject to Section 8.16, upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Indenture Trustee stating that the Unregistered Debt Security specified therein has been deposited by a named Person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Trust and the Indenture Trustee may treat the Person so named as the owner, and such certificate as sufficient evidence of the ownership by such Person during such period, of such Debt Security, for the purpose of any Debtholders' Request,

requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Debt Security so deposited.

3.8 Replacement of Debt Securities

If any Debt Security or Coupon is mutilated, lost, stolen or destroyed and in the absence of notice that such Debt Security or Coupon has been acquired by a bona fide purchaser within the meaning of the *Business Corporations Act* (Ontario), the Trust in its discretion may issue, and thereupon the Indenture Trustee will certify and deliver, a new Debt Security or Coupon upon surrender and cancellation of the mutilated Debt Security or Coupon, or, in the case of a lost, stolen or destroyed Debt Security or Coupon, in lieu of and in substitution for the same, and the substituted Debt Security or Coupon will be in a form approved by the Indenture Trustee and will be entitled to the benefits of this Indenture equally with all other Debt Securities or Coupons issued or to be issued under this Indenture. In case of loss, theft or destruction, the applicant for a new Debt Security or Coupon will furnish to the Trust and to the Indenture Trustee such evidence of loss, theft or destruction as will be satisfactory to them in their discretion and will also furnish an indemnity in amount and form satisfactory to them in their discretion. The applicant will pay all expenses incidental to the issuance of any such new Debt Security or Coupon.

3.9 Record of Payment

The Indenture Trustee will maintain accounts and records evidencing any payment, by it on behalf of the Trust, of principal, Premium (if any) and interest in respect of Debt Securities, which accounts and records will constitute, in the absence of manifest error, prima facie evidence of such payment.

3.10 Book-Entry Only Debt Securities

Notwithstanding any other provision of this Indenture, upon the election of the Trust, any Supplemental Indenture applicable to any series of Debt Securities may provide that Debt Securities of such series will be represented by a book-entry only global certificate and, in this regard, the Trust may appoint CDS or any other depositary to act as a clearing agency in connection with interests in such global certificate. If any Supplemental Indenture so provides and, subject to the terms of any agreement between the Trust and CDS or another depositary, beneficial holders of Debt Securities will have no right to receive definitive Debt Securities.

ARTICLE 4
REDEMPTION AND PURCHASE FOR CANCELLATION OF DEBT SECURITIES

4.1 Redemption of Debt Securities

Subject to the provisions of the Supplemental Indenture relating to the issue of a particular series of Debt Securities, Debt Securities of any series may be redeemable before the applicable maturity date thereof, in whole at any time or in part from time to time, at the option of the Trust and in accordance with and subject to the provisions set out in this Indenture and the applicable Supplemental Indenture, including those relating to the payment of any required redemption price ("**Redemption Price**").

4.2 Places of Payment

The Redemption Price will be payable upon presentation and surrender of Debt Securities called for redemption at any of the places where the principal of such Debt Securities is expressed to be payable and at any other places specified in the notice of redemption.

4.3 Partial Redemption of Debt Securities

4.3.1 If less than all the Debt Securities of any series are to be redeemed at one time, the Trust will in each such case, at least 10 Business Days before the date upon which notice of redemption is to be given, notify the Indenture Trustee by Written Direction of its intention to redeem Debt Securities of such series and of the aggregate principal amount of Debt Securities to be redeemed. The Debt Securities to be redeemed will be selected by the Indenture Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Debt Securities registered in the name of each Debtholder, or in such other manner (which may include random selection by computer) as the Indenture Trustee may consider equitable, provided that such selection will be proportionate (to the nearest $1,000). For this purpose, the Indenture Trustee may make, and from time to time amend, regulations with regard to the manner in which such Debt Securities may be called for redemption and regulations so made will be valid and binding upon all Debtholders notwithstanding the fact that, as a result of such regulations, one or more Debt Securities become subject to redemption in part only. Unless the context otherwise requires, the term "**Debt Security**" and "**Debt Securities**" as used in this Article 4 will be deemed to include any part of the principal amount of any Debt Security which in accordance with the foregoing provision has become subject to redemption.

4.3.2 The holder of any Debt Security called for redemption in part only will be entitled to receive, upon surrender of such Debt Security for payment and without expense to such Debtholder, a new Debt Security or Debt Securities of an aggregate principal amount equal to the unredeemed part of the Debt Security so surrendered, and the Trust will execute and the Indenture Trustee will certify and deliver to the holder such new Debt Security or Debt Securities.

4.3.3 In the alternative and notwithstanding any other provision of this Indenture, payment of part of the principal amount of any Debt Security may be made by the Trust or the Indenture Trustee to the holder of such Debt Security without presentation or surrender of such Debt Security to the Indenture Trustee if the Trust has filed with the Indenture Trustee a Certificate stating that the Trust has entered into an agreement with such holder or the Person for which such holder is acting as nominee to the effect that (i) payments will be so made, (ii) upon request from the Indenture Trustee or the Trust, such holder or other Person will make notations on such Debt Security of the portion of the principal amount of such Debt Security so redeemed and promptly notify the Trust and the Indenture Trustee of the making of such notations and (iii) such holder or other Person will not sell, transfer, encumber or dispose of or permit any nominee to sell, transfer, encumber or dispose of such Debt Security or any interest therein without, before the delivery thereof, surrendering the same to the Indenture Trustee or other registrar in exchange for a Debt Security or Debt Securities aggregating the same principal amount as the principal amount of such Debt Security so surrendered which remains unpaid.

4.4 Notice of Redemption

Unless otherwise provided in a Supplemental Indenture notice of intention to redeem any Debt Security will be given by the Trust (directly or through the Indenture Trustee, as determined from time to time) to the holders of the Debt Securities which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption, in the manner provided in Article 14. Every such notice will specify that part of the principal amount of such Debt Security to be redeemed, the redemption date, the Redemption Price and places of payment and will state that all interest on the Debt Securities called for redemption will cease to be payable from the redemption date. Unless all outstanding Debt Securities are to be redeemed, the notice of redemption will also specify:

4.4.1 in the case of notice mailed to a Debtholder, the distinguishing letters and numbers of the Debt Securities registered in the name of such holder which are to be redeemed;

4.4.2 in the case of a published notice, the distinguishing letters and numbers of the Debt Securities to be redeemed; and

4.4.3 in the case of both Subsections 4.4.1 and 4.4.2, the principal amount of such Debt Securities or, if any such Debt Security is to be redeemed in part only, the principal amount of such part.

4.5 Debt Securities Due on Redemption Dates

4.5.1 Upon notice having been given as provided in Section 4.4, the Debt Securities called for redemption or the principal amount to be redeemed of the Debt Securities called for redemption in part, as the case may be, will thereupon become due and payable at the Redemption Price, on the redemption date specified in such notice, in the same manner and with the same effect as if it were the maturity date for such Debt Securities, notwithstanding anything contained in this Indenture or in the Debt Securities to the contrary. From and after such redemption date, if the money necessary to redeem such Debt Securities has been deposited as provided in Section 4.6 and affidavits or other proof satisfactory to the Indenture Trustee as to the mailing or publication of such notices have been delivered to it, such Debt Securities will not be considered as outstanding under this Indenture and interest upon such Debt Securities will cease to accrue after such date.

4.5.2 If any question arises as to whether notice of redemption or deposit of the redemption money has been given or made available as provided above, such question will be decided by the Indenture Trustee, whose decision will be final and binding upon all interested parties.

4.6 Deposit of Redemption Money

Except as may otherwise be provided in any Supplemental Indenture or in any series of Debt Securities, upon Debt Securities being called for redemption, the Trust will deposit in the applicable Debt Account one Business Day before the redemption date fixed in the relevant notice of redemption, such sums as may be sufficient to pay the Redemption Price of the Debt Securities to be redeemed, including accrued and unpaid interest on the Debt Securities called for

redemption, less any tax required by law to be deducted, and will pay to the order of the Indenture Trustee the estimated charges and expenses to be incurred in connection with such redemption. From the sums so deposited and upon surrender of such Debt Securities, the Indenture Trustee will pay or cause to be paid to the holders of the Debt Securities called for redemption the principal thereof, Premium (if any) thereon and interest thereon to which they are entitled on redemption. In the case of Coupon Debt Securities, the accrued interest represented by Coupons matured before the date fixed for redemption will continue to be payable (but without interest thereon unless the Trust defaults in the payment thereof) to the bearers of such Coupons upon presentation and surrender thereof.

4.7 Purchase of Debt Securities for Cancellation

4.7.1 Subject to the terms and conditions of any Supplemental Indenture relating to a particular series of Debt Securities and provided no Event of Default has occurred and is continuing, the Trust may purchase at any time and from time to time, at any price, all or any of the Debt Securities in the market (which will include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by invitation to tender or by private contract. The Trust will deliver to the Indenture Trustee all Debt Securities purchased as aforesaid, when paid, as evidence of such payment.

4.7.2 If, upon an invitation to tender, more Debt Securities are tendered in response to such invitation at the same lowest price than the Trust is prepared to accept, Debt Securities to be purchased by the Trust will be selected by the Indenture Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Debt Securities registered in the name of each Debtholder, or in such other manner as the Indenture Trustee may consider equitable (which may include random selection by computer), from the Debt Securities tendered by each Debtholder which tendered at such lowest price. For this purpose the Indenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debt Securities may be so selected and regulations so made will be valid and binding upon all Debtholders, notwithstanding the fact that, as a result thereof, one or more of such Debt Securities becomes subject to purchase in part only. The holder of any Debt Security of which a part only is purchased, upon surrender of such Debt Security for payment, will be entitled to receive, without expense to such holder or bearer, one or more new Debt Security or Debt Securities, as the case may be, for the unpurchased part so surrendered and the Indenture Trustee will certify and deliver such new Debt Security or Debt Securities, as the case may be, upon receipt of the Debt Security so surrendered.

4.8 Cancellation of Debt Securities

All Debt Securities redeemed and all Debt Securities purchased under this Article 4 will be delivered forthwith to the Indenture Trustee and will be cancelled by it and no Debt Securities will be issued in substitution therefor.

ARTICLE 5
COVENANTS OF THE TRUST

5.1 General Covenants

The Trust covenants with the Indenture Trustee for the benefit of the Indenture Trustee and the Debtholders that as long as any Debt Securities remain outstanding, it will:

5.1.1 duly and punctually pay or cause to be paid to every Debtholder or deposit to the relevant Debt Account, as the case may be, all amounts required to be paid or transferred thereto in respect of such Debt Securities of which it is the holder in the manner provided under this Indenture or any Supplemental Indenture, as the case may be (including, in the case of default, interest on the amount in default) on the dates, at the place, and in the manner specified in this Indenture, any Supplemental Indenture and in the Debt Securities;

5.1.2 furnish to the Indenture Trustee a copy of all financial statements, whether annual or interim, of the Trust and the report (if any) of the Trust's auditors thereon at the same time as they are required to be filed under the *Securities Act* (Ontario) (for greater certainty, such obligation to provide such financial statements shall continue in the event that the Trust ceases to be a "reporting issuer" (or its equivalent) as if it had continued to be a "reporting issuer" (or its equivalent);

5.1.3 on or before each date upon which the Trust is required to furnish its annual financial statements pursuant to Section 5.1.2 and at any other reasonable time if requested by the Indenture Trustee, furnish to the Indenture Trustee a Certificate stating that the Trust has complied with all covenants, conditions and other requirements contained in this Indenture, non-compliance with which constitutes or would, with the giving of notice or the lapse of time or both, constitute an Event of Default under this Indenture or, if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance and the action, if any, the Trust proposes to take with respect thereto;

5.1.4 maintain and keep or cause to be maintained and kept in good condition, repair and working order all of the properties owned by it or any of its Subsidiaries used in its business or in the business of any of its Subsidiaries and will make or cause to be made all necessary repairs and renewals to and replacements and improvements of these properties, in each case as in its judgment may be necessary to carry on its business properly and prudently; provided that the Trust and its Subsidiaries will not be prohibited from selling or transferring any of their properties in the ordinary course of business;

5.1.5 maintain and cause its Subsidiaries to maintain property and liability insurance as would be maintained by a prudent owner;

5.1.6 pay to the Indenture Trustee reasonable remuneration as agreed from time to time for its services as Indenture Trustee and pay to the Indenture Trustee on demand all costs, charges and expenses properly incurred by the Indenture Trustee in connection with the trusts created by this Indenture (including the compensation and disbursements of its counsel and other advisors or consultants not regularly in its employ), both before any Event of Default and thereafter until all duties of the Indenture Trustee under this

Indenture have been finally and fully performed, and also (in addition to any right of indemnity given to the Indenture Trustee by law), at all times keep the Indenture Trustee indemnified against all liabilities, losses, damages, actions, proceedings, costs, claims, expenses and demands in respect of any matter or thing done or omitted by the Indenture Trustee (other than through bad faith, negligence of or wilful disregard of its obligations under this Indenture by the Indenture Trustee) in any way relating to this Indenture. Any amount due under this Subsection 5.1.6 and unpaid 30 days after demand for such payment will bear interest from the expiration of such 30-day period at a prevailing rate set by the Indenture Trustee; and

5.1.7 duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture.

5.2 Not to Extend Time for Payment of Principal or Interest

5.2.1 To prevent any accumulation after maturity of unpaid interest or of unpaid Debt Securities, the Trust will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debt Securities or of any principal payable in respect of any Debt Securities or directly or indirectly be or become a party to or approve any such arrangement by purchasing or funding any interest on the Debt Securities or any principal thereof or in any other manner.

5.2.2 If the time for the payment of any interest or principal in respect of any Debt Securities of any series is extended, whether or not such extension is by or with the consent of the Trust, notwithstanding anything contained in this Indenture or in such Debt Securities, such interest or principal will not be entitled, in case of default under this Indenture, to the benefit of this Indenture except subject to the prior payment in full of the principal of all the Debt Securities of such series then outstanding and of all accrued interest on such Debt Securities the payment of which has not been so extended.

5.3 Indenture Trustee may Perform Covenants

If the Trust fails to perform any of its covenants contained in this Indenture, the Indenture Trustee may in its discretion, but (subject to Section 6.3) need not, notify the Debtholders of such failure or may itself perform any of such covenants capable of being performed by it and, if any such covenant requires the payment of money, it may make such payment with its own funds, or with money borrowed by it for such purpose, but it will be under no obligation to do so or to notify the Debtholders of such failure. All sums so paid by the Indenture Trustee will be payable by the Trust in accordance with the provisions of Section 6.7. No such performance by the Indenture Trustee of any covenant contained in this Indenture or payment by the Trust of any sums advanced or borrowed by the Indenture Trustee pursuant to this Article will be deemed to relieve the Trust from any default or its continuing obligations under this Indenture.

ARTICLE 6
DEFAULT AND ENFORCEMENT

6.1 Events of Default

Each of the following events in respect of a series of Debt Securities is an Event of Default:

6.1.1 the Trust defaults in the payment of the principal of any Debt Security of such series;

6.1.2 the Trust defaults in payment of any interest when due on the Debt Securities in that series where such default continues for a period of three Business Days after the relevant Interest Payment Date;

6.1.3 the Trust defaults in the performance of or is in breach of any covenant in this Indenture, the Debt Securities or a Supplemental Indenture in connection with that series of Debt Securities where such default or breach continues for a period of 30 days after the Indenture Trustee has given notice in writing to the Trust specifying the nature of such default or breach and requiring that it be remedied unless the Indenture Trustee (having regard to the subject matter of such breach or default) agrees to a longer period and, in such event, within the period agreed to by the Indenture Trustee;

6.1.4 a final judgment or judgments (not subject to appeal) is or are rendered against the Trust or any Material Subsidiary in an aggregate amount in excess of $25 million by a court or courts of competent jurisdiction, which remains or remain undischarged or unstayed for a period of 60 days after the date on which the right or rights to appeal has or have expired, as the case may be;

6.1.5 the Trust or any Material Subsidiary defaults under the terms of any Indebtedness (other than Non-Recourse Indebtedness) where that default results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable (after expiration of any applicable grace period) unless such acceleration is waived or rescinded, provided that the aggregate of all such Indebtedness which is accelerated exceeds $25 million; and

6.1.6 the Trust or any Material Subsidiary admits its inability to pay its liabilities generally as they become due or makes a general assignment for the benefit of the creditors of the Trust or otherwise acknowledges the insolvency of the Trust or any proceeding is instituted by or against the Trust seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors or seeking the entry of an order for relief by the appointment of a receiver, liquidator, trustee or other similar official for the Trust or such Material Subsidiary or for any substantial part of the property of the Trust and, if such proceeding has been instituted against the Trust or such Material Subsidiary without the consent or concurrence of the Trust or such Material Subsidiary, either such proceeding has not been stayed or dismissed within 45 days or any of the actions sought in such proceeding (including the entry of an order for relief or the appointment of a receiver) are granted in whole or in part, or if a receiver is privately appointed in respect of the Trust, and such appointment has not been stayed or dismissed within 45 days, such Material Subsidiary or a substantial part of the property of the Trust.

6.2 Notice of Events of Default

6.2.1 Subject to Section 10.13.1, the Indenture Trustee will give to the holders of a series of Debt Securities, within a reasonable time but not exceeding 30 days after the Indenture Trustee becomes aware of the occurrence of an Event of Default, notice of the Event of

Default in respect of that series of Debt Securities unless the Indenture Trustee in good faith determines that the withholding of such notice is in the best interests of Debtholders and so advises the Trust in writing.

6.2.2 Where notice of an Event of Default has been given to holders of a series of Debt Securities and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing will be given by the Indenture Trustee to the Persons to whom notice was given pursuant to Subsection 6.2.1 within a reasonable time, not to exceed 30 days after the Indenture Trustee becomes aware that the Event of Default has been cured.

6.3 Acceleration on Default

Subject to Section 6.4, if any Event of Default (other than an Event of Default described in Subsection 6.1.6.) has occurred and is continuing in respect of a series of Debt Securities, the Indenture Trustee may, in its discretion, and will, upon receipt of a Debtholders' Request of such series (subject to Section 6.4) by notice in writing to the Trust, declare the principal of, Premium (if any) on and the interest and additional amounts (if any) on all Debt Securities of the applicable series then outstanding and any other money payable under this Indenture or the applicable Supplemental Indenture in respect of such series to be due and payable. If an Event of Default described in Subsection 6.1.1. occurs, then the principal of, Premium (if any) on and the interest and additional amounts (if any) on all Debt Securities then outstanding and any other moneys payable under this Indenture will become and be immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any Debtholder. Notwithstanding anything contained in this Indenture, any Supplemental Indenture or the Debt Securities to the contrary, if the Indenture Trustee makes such declaration or an Event of Default described in Subsection 6.1.1. occurs, the Trust will pay to the Indenture Trustee forthwith for the benefit of the holders of Debt Securities of such series the amount of principal of, Premium (if any) on and accrued and unpaid interest (including interest on amounts in default) on all Debt Securities of such series and all other money payable, together with subsequent interest thereon at the rate borne by the Debt Securities from the date of such declaration until payment is received by the Indenture Trustee, to be applied in the order of priorities established in Section 6.7 in respect of that series of Debt Securities. Such payment, when made, will be deemed to have been made in discharge of the Trust's obligations under this Indenture.

6.4 Waiver of Default

6.4.1 If an Event of Default occurs, other than an Event of Default contemplated by Subsection 6.1.6:

6.4.1.1 the holders of more than 50% of the principal amount of the Debt Securities then outstanding of that series in respect of which the Event of Default has occurred will have the right (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by instrument signed by such Debtholders to instruct the Indenture Trustee to waive the Event of Default and/or annul the declaration made by the Indenture Trustee pursuant to Section 6.3 and the Indenture Trustee will thereupon waive the Event of Default and/or annul such declaration upon such terms and conditions as such Debtholders prescribe; and

6.4.1.2 the Indenture Trustee, so long as it has not become bound to institute any proceedings under this Indenture by virtue of a Debtholders' Request or any other reason, will have the power to waive the Event of Default if, in the Indenture Trustee's opinion, the same has been cured or adequate satisfaction made therefor, and in such event to annul any such declaration made by the Indenture Trustee in the exercise of its discretion, upon such terms and conditions as the Indenture Trustee may consider advisable.

6.4.2 No delay or omission of the Indenture Trustee or of any Debtholders to exercise any right or power accruing upon any Event of Default will impair any such right or power or be construed to be a waiver of any such Event of Default or acquiescence therein. No act or omission either of the Indenture Trustee or of such Debtholders will extend to or be taken in any manner whatsoever to affect any subsequent Event of Default under this Indenture or the rights resulting therefrom.

6.5 Enforcement by the Indenture Trustee

6.5.1 If an Event of Default occurs, but subject to Section 6.4 and to the provisions of any Extraordinary Resolution that may be passed by holders of a series of Debt Securities as provided in this Indenture:

6.5.1.1 the Indenture Trustee may in its discretion proceed to enforce the rights of the Indenture Trustee and the Debtholders by any action, suit, remedy or proceeding authorized or permitted by this Indenture or by law or equity, and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee and of the Debtholders filed in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Trust; and

6.5.1.2 upon receipt of a Debtholders' Request and upon receiving sufficient funds and being indemnified to its satisfaction as provided in Subsection 10.1.2, the Indenture Trustee will exercise or take such one or more remedies as the Debtholders' Request may direct (provided that the Indenture Trustee will not have received from the majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request), provided that if any such Debtholders' Request directs the Indenture Trustee to take proceedings out of court the Indenture Trustee may in its discretion take judicial proceedings in lieu thereof.

6.5.2 No remedy for the enforcement of the rights of the Indenture Trustee or the Debtholders will be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

6.5.3 All rights of action under this Indenture may be enforced by the Indenture Trustee without the possession of any of the Debt Securities or Coupons or the production thereof at the trial or other proceedings relating thereto.

6.6 Debtholders May Not Sue

6.6.1 No Debtholder will have the right to institute any action, suit or proceeding or to exercise any other remedy authorized or permitted by this Indenture or by law or by equity for the purpose of enforcing any rights on behalf of the Debtholders or for the execution of any trust or power under this Indenture, unless:

6.6.1.1 in the case of any suit by the holders of a series of Debt Securities, such Debtholders, by Extraordinary Resolution, have made a request to the Indenture Trustee to take action under this Indenture or a Debtholders' Request referred to in Section 6.3 has been delivered to the Indenture Trustee, and the Indenture Trustee has been offered a reasonable opportunity either itself to proceed to exercise the powers conferred upon or to institute an action, suit or proceeding in its name for such purpose;

6.6.1.2 the holders of Debt Securities of such series or any of them have furnished to the Indenture Trustee, when requested by the Indenture Trustee, sufficient funds and an indemnity in accordance with Subsection 10.1.2;

6.6.1.3 the Indenture Trustee has not received from the holders of at least a majority of the aggregate principal amount of the outstanding Debt Securities of such series a direction inconsistent with such request; and

6.6.1.4 the Indenture Trustee has failed to institute any such proceeding and does not have reasonable grounds for so doing.

6.6.2 In the event that a holder has the right to institute proceedings under this Section 6.6 (but not otherwise) any Debtholder, acting on behalf of itself and all other Debtholders of such series, will be entitled to take proceedings in any court of competent jurisdiction such as the Indenture Trustee might have taken under Section 6.5, but in no event will any Debtholder or combination of Debtholders have any right to take any other remedy or proceedings out of court. It is intended that no one or more holders of Debt Securities will have any right in any manner whatsoever to enforce any right under this Indenture or under any Debt Security except subject to the conditions and in the manner provided in this Indenture, and that all powers and trusts under this Indenture will be exercised and all proceedings at law will be instituted, had and maintained by the Indenture Trustee, except only as provided in this Indenture, and in any event for the equal benefit of all holders of outstanding Debt Securities of the same series.

6.6.3 The limitations in Subsection 6.6.1 do not apply to a suit instituted by a Debtholder for enforcement of payment of the principal of, Premium (if any) on or interest on such Debt Security after the maturity date of the principal expressed in such Debt Security, as it may be amended pursuant to the provisions hereof.

6.7 Application of Money

6.7.1 Except as otherwise provided in this Indenture, any money arising from any enforcement of this Indenture, whether by the Indenture Trustee or any holder of Debt Securities of any series, will be held by the Indenture Trustee and applied by it, together with any

money then or thereafter in the hands of the Indenture Trustee available for the purpose, as follows:

6.7.1.1 first, in payment or reimbursement to the Indenture Trustee of the remuneration, expenses, disbursements and advances of the Indenture Trustee earned, incurred or made in the administration or execution of the trusts under this Indenture or otherwise in relation to this Indenture with interest thereon as provided in this Indenture;

6.7.1.2 second, in or towards payment of the principal of all of the Debt Securities of such series then outstanding and thereafter in or towards payment of the accrued and unpaid interest and interest on overdue interest on such Debt Securities (or if the Debtholders by instrument signed by the holders of a majority of the aggregate principal amount of the Debt Securities of such series then outstanding or by Extraordinary Resolution passed at a meeting of Debt Securities of such series, have directed payments to be made in accordance with any other order of priority, or without priority as between principal and interest, then such money shall be applied in accordance with such direction); and

6.7.1.3 third, the surplus (if any) of such money will be paid to the Trust or as it may direct.

6.7.2 Notwithstanding Subsection 6.7.1, no payments will be made in respect of the principal of, Premium (if any) on or interest on any Debt Security held, directly or indirectly, by or for the benefit of the Trust or an Affiliate (other than any Debt Security pledged for value and in good faith to a Person other than the Trust, but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal of, Premium (if any) and interest on all Debt Securities of such series which are not so held.

6.8 Distribution of Proceeds

Payments to Debtholders pursuant to clause 6.7.1.2 will be made as follows:

6.8.1 at least 21 days' notice of every such payment will be given in the manner provided in Article 14 specifying the date and time when and the place or places where the Debt Securities and Coupons are to be presented and such payments are to be made and the amount of the payment and the application thereof as between principal, Premium (if any) and interest;

6.8.2 payment of any Debt Security or Coupon will be made upon presentation thereof at any one of the places specified in such notice and any such Debt Security or Coupon thereby paid in full will be surrendered and otherwise a notation of such payment will be endorsed thereon, provided that the Indenture Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon receipt by it of such indemnity as it considers sufficient;

6.8.3 from and after the date of payment specified in the notice, interest will accrue only on the amount owing on each Debt Security after giving credit for the amount of the payment

specified in such notice unless the Debt Security in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

6.8.4 the Indenture Trustee will not be required to make any partial or interim payment to holders of Debt Securities of any series unless the money in its hands, after reserving therefrom such amount as the Indenture Trustee may think necessary to provide for the payments described in clause 6.7.1.1, exceeds 5% of the aggregate principal amount of the outstanding principal amount of the Debt Securities of such series, but it may retain the money so received by it and deal with the same as provided in Section 10.9 until the money or investments representing the same, with the income derived therefrom, together with any other money for the time being under its control, is sufficient for such purpose or until it considers it advisable to apply the same in the manner set out above.

6.9 No Recourse Against Unitholders, etc.

No unitholder, Trustee or annuitant of the Trust will be held to have any personal liability as such, and no resort will be had to the private property of any unitholder, Trustee or annuitant of the Trust for satisfaction of any obligation or claim arising out of or in connection with this Indenture, and only the assets of the Trust are liable and subject to levy or execution for full satisfaction. In particular, the Debtholders will not have any, and the Indenture Trustee hereby waives and releases any, right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present and future Trustee or officer (as such) of the Trust or of any Successor for the payment of the principal of, Premium (if any) on and interest on any of the Debt Securities or for the performance of any covenant or agreement or for the correctness of any representation or warranty by the Trust in this Indenture or in the Debt Securities.

6.10 Persons Dealing with Indenture Trustee

No Person dealing with the Indenture Trustee or any of its agents will be required to inquire whether an Event of Default has occurred, or whether the powers which the Indenture Trustee is purporting to exercise have become exercisable, or whether any money remains due under this Indenture, any Supplemental Indentures or the Debt Securities, or to see to the application of any money paid to the Indenture Trustee; and in the absence of fraud on the part of such Person, such dealing will be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

6.11 Remedies Cumulative

No remedy conferred in this Indenture upon or reserved to the Indenture Trustee or the Debtholders is intended to be exclusive of any other remedy, but each and every such remedy will be in addition to every other remedy given under this Indenture or now or hereafter existing by law or by statute.

6.12 Judgment Against the Trust

In the case of any judicial or other proceedings to obtain judgment for the principal of, Premium (if any) on or interest on the Debt Securities, judgment may be rendered against the Trust in favour of the Debtholders or in favour of the Indenture Trustee, as trustee for the Debtholders,

for any amount which may remain due in respect of the Debt Securities and the interest and Premium (if any) thereon.

6.13 Recourse and Destruction

Each Debtholder is entitled to recourse to the assets of the Trust to satisfy the obligations of the Trust to that Debtholder. That recourse will exist in full even if the Trustees have no right to seek indemnification from the assets of the Trust or to apply those assets in satisfaction of those obligations or if those rights of the Trustees are impaired. For greater certainty, any rights of the Debtholders pursuant to this Section shall be enforced in accordance with this Article 6.

ARTICLE 7
SATISFACTION AND DISCHARGE

7.1 Cancellation and Destruction

All matured Debt Securities will forthwith after payment thereof be delivered to the Indenture Trustee or to a Person appointed by it or by the Trust with the approval of the Indenture Trustee and will be cancelled by the Indenture Trustee. All Debt Securities or coupons which are cancelled or required to be cancelled under this or any other provision of this Indenture will be destroyed by the Indenture Trustee and, if required by the Trust, the Indenture Trustee will furnish to it a certificate setting out the designating numbers and denominations of the Debt Securities or Coupons so destroyed.

7.2 Release from Covenants

Upon proof being given to the reasonable satisfaction of the Indenture Trustee that:

7.2.1 the principal of all of the Debt Securities, Premium (if any) thereon and interest (including interest on amounts in default) thereon and other money payable under this Indenture has been paid or satisfied; or

7.2.2 all the outstanding Debt Securities have matured or have been duly called for redemption (or the Indenture Trustee has been given irrevocable instructions by the Trust to publish, within 90 days, notice of redemption of all outstanding Debt Securities), and such payment or redemption has been duly provided for by payment to the Indenture Trustee or otherwise,

and upon payment of all costs, charges and expenses properly incurred by the Indenture Trustee in relation to this Indenture and all interest thereon and the remuneration of the Indenture Trustee (or upon provision satisfactory to the Indenture Trustee being made therefor), at the written request and at the expense of the Trust, the Indenture Trustee will forthwith execute and deliver to the Trust such deeds or other instruments necessary to evidence the satisfaction and discharge of this Indenture and to release the Trust from its covenants in this Indenture, except those relating to the indemnification of the Indenture Trustee.

7.3 Failure to Surrender Debt Securities and Coupons

If the holder of any Debt Security or Coupon fails to surrender the same for payment on the date on which the principal thereof, Premium (if any) thereon and interest thereon or represented thereby becomes payable, either at maturity or on the date fixed for redemption thereof or otherwise, and does not within such time accept payment in respect thereof or give such receipt therefor (if any), as the Indenture Trustee may require:

7.3.1 the Trust will be entitled to pay to the Indenture Trustee and direct it to set aside, or the Trust will be entitled to make provision in form satisfactory to the Indenture Trustee in its absolute discretion for the payment of; or

7.3.2 in respect of money deposited with the Indenture Trustee which may or should be applied to the payment or redemption of the Debt Securities, the Trust will be entitled to direct the Indenture Trustee in its discretion for the payment of,

the principal, Premium (if any) and interest, as the case may be, in trust to be paid to the holder of such Debt Security or Coupon upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal of, Premium (if any) and interest payable on each Debt Security and each Coupon in respect of which such funds have been set aside will be deemed to have been paid and thereafter such Debt Securities or Coupons will not be considered as outstanding under this Indenture and the holder thereof will thereafter have no right in respect thereof except that of receiving payment of the money so set aside or provided (without interest) upon due presentation and surrender of the relevant Debt Security or Coupon, subject always to the provisions of Section 7.4. Any money so set aside may and, if remaining unclaimed for 60 days and upon request by written instructions of the Trust, shall be invested by the Indenture Trustee in accordance with Section 10.9.

7.4 Repayment of Unclaimed Money

Any money deposited to a Debt Account by the Trust pursuant to Section 2.9 or paid to the Indenture Trustee pursuant to Sections 7.2 or 7.3 or following an Event of Default, and not claimed by and paid to holders of Debt Securities or Coupons within six years after the date on which payment first becomes due and payable, subject to applicable law, will be repaid to the Trust on written demand and thereupon the Trust will be released from all further liability with respect to such money, and thereafter the holders of the Debt Securities or Coupons in respect of which such money was so repaid to the Trust will have no rights in respect thereof and the Trust will be discharged from its obligations in respect thereof.

7.5 Defeasance

7.5.1 At any time that any series of Debt Securities are outstanding, the Indenture Trustee will, at the request and expense of the Trust, execute and deliver to the Trust such deeds and other instruments necessary to release the Trust, subject to this Article 7, from the terms of this Indenture and any Supplemental Indenture relating to such series of Debt Securities, except those relating to the indemnification of the Indenture Trustee, subject to the following:

7.5.1.1 evidence delivered by the Trust to the reasonable satisfaction of the Indenture Trustee that the Trust has (i) deposited sufficient funds for payment of all principal, Premium (if any), interest and other amounts due or to become due on such series of Debt Securities, (ii) deposited funds or made provision for the payment of all expenses of the Indenture Trustee to carry out its duties under this Indenture, and (iii) deposited funds for the payment of taxes arising with respect to all deposited funds or other provision for payment, in each case irrevocably pursuant to the terms of a trust agreement in form and substance satisfactory to the Trust and the Indenture Trustee;

7.5.1.2 delivery to the Indenture Trustee of an opinion of counsel acceptable to the Indenture Trustee to the effect that the holders of such series of Debt Securities will not be subject to any taxes as a result of the exercise by the Trust of this defeasance option and that the holders of such series will be subject to taxes, including those in respect of income (including taxable capital gain) in the same amount, in the same manner and at the same time or times as would have been in the case if such option had not been exercised;

7.5.1.3 no Event of Default has occurred and is continuing on the date of the deposit referred to in Section 7.5.1.1;

7.5.1.4 such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Trust is a party or by which the Trust is bound;

7.5.1.5 the Trust will have delivered to the Indenture Trustee a Certificate stating that to the best of his or her belief, the deposit referred to in Section 7.5.1.1 was not made by the Trust with the intent of preferring the holders of such series of Debt Securities over the other creditors of the Trust with the intent of defeating, hindering, delaying or defrauding creditors of the Trust or others; and

7.5.1.6 the Trust will have delivered to the Indenture Trustee a Certificate stating that all conditions precedent provided for or relating to the defeasance have been complied with.

7.5.2 The Trust will be deemed to have made due provision for the depositing of funds if it deposited or caused to be deposited with the Indenture Trustee under the terms of an irrevocable trust agreement, solely for the benefit of the holders of a particular series of Debt Securities stated therein, cash or securities denominated in Canadian dollars constituting direct obligations of Canada or an agency or instrumentality of Canada, which will be sufficient, in the opinion of a firm of independent chartered accountants or an investment dealer acting reasonably and acceptable to the Indenture Trustee, to provide for payment in full of such series of Debt Securities and all other sums from time to time due and owing under this Indenture ("**Payout Securities**").

7.5.3 If the opinion mentioned in Section 7.5.1.2 cannot be obtained from counsel acceptable to the Indenture Trustee, the Trust shall, at its option and instead of the deposit of Payout Securities under a trust agreement in accordance with Section 7.5.2, deposit the Payout

Securities with the Indenture Trustee pursuant to alternate arrangements as proposed by the Trust, subject to the following terms and conditions:

(a) such arrangements shall be to the satisfaction of the Indenture Trustee and, in the opinion of counsel acceptable to the Indenture Trustee, will be upon such terms to preserve and not impair any of the rights and powers of the Indenture Trustee and of the holders of the relevant series under this Indenture as are applicable in the circumstances;

(b) the Trust shall have delivered to the Indenture Trustee an opinion of counsel acceptable to the Indenture Trustee to the effect that the holders of the relevant series will not be subject to any taxes as a result of the entering into of such alternate arrangements and that the holders of such series will be subject to taxes, including those in respect of income (including taxable capital gain) in the same amount, in the same manner and at the same time or times as would have been in the case if the Trust had not exercised its option to defease such series;

(c) nothing in this Section 7.5.2 shall prejudice or otherwise detract from the conditions in Section 7.5.1, Sections 7.5.4 or 7.5.5 all of which shall remain in full force and effect.

7.5.4 The Indenture Trustee will hold in trust the Payout Securities deposited with it pursuant to this Section 7.5, and will apply the same in accordance with this Trust Indenture to the payment of principal of, Premium (if any) on, and interest on, the Debt Securities.

7.5.5 If the Indenture Trustee is unable to apply the Payout Securities in accordance with this Section 7.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Trust's obligations under this Indenture and the Debt Securities will be revived and reinstated as though no Payout Securities had been deposited pursuant to this Section 7.5 until such time as the Indenture Trustee is permitted to apply all the Payout Securities in accordance with this Section 7.5; provided that if the Trust has made any principal, Premium (if any) or interest payments on Debt Securities because of the reinstatement of its obligations, the Trust will be subrogated to the rights of the holders of such Debt Securities to receive such payment from the Payout Securities held by the Indenture Trustee.

ARTICLE 8
MEETINGS OF DEBTHOLDERS

8.1 Right to Convene Meetings

8.1.1 At any time and from time to time, the Indenture Trustee on behalf of the Trust may and, on receipt of a Written Order or a Debtholders' Request from holders of Debt Securities of any series of Debt Securities, and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Indenture Trustee by the Trust or the Debtholders signing such Debtholders' Request, will, convene a meeting of the Debtholders of that series. If, in the opinion of counsel to the Trust, any business to be transacted at any meeting or any action to be taken or power to be exercised by signed

instrument pursuant to this Article 8 does not adversely affect the rights of holders of Debt Securities of one or more particular series, no notice of any such meeting need be given to the holders of the Debt Securities of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as the Debt Securities of a particular series are outstanding or an Event of Default relating to one series of Debt Securities will be deemed not to adversely affect the rights of the holders of the Debt Securities of any other series.

8.1.2 At any time and from time to time, the Indenture Trustee on behalf of the Trust may and, on receipt of a Written Order or a Debtholders' Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Indenture Trustee by the Trust or the Debtholders signing such Debtholders' Request, will, convene a meeting of all Debtholders.

8.1.3 If the Indenture Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Trust or such Debtholders may themselves convene such meeting and the notice calling such meeting may be signed by such person as those Debtholders designate. Every such meeting will be held in Toronto or such other place as the Indenture Trustee may in any case determine or approve.

8.2 Notice

At least 21 days' notice of any meeting of the holders of Debt Securities of any series or of all series then outstanding, as the case may be, will be given to the holders of Debt Securities in that series or in all series then outstanding, as applicable, and to the Indenture Trustee unless the meeting has been called by it, and to the Trust unless the meeting has been called by it. Such notice will state the time when and the place where the meeting is to be held and will state briefly the general nature of the business to be transacted thereat, but it will not be necessary for any such notice to set out the terms of any resolution to be proposed at the meeting or any of the provisions of this Article.

8.3 Chairman

The Chief Executive Officer of the Trust, if present, will be the Chairman of any meeting of Debtholders. Otherwise, an individual, who need not be a Debtholder, nominated in writing by the Indenture Trustee will be chairman of the meeting. If no individual is so nominated or if the individual so nominated is unable or unwilling to act or is not present within 15 minutes from the time fixed for the holding of the meeting, the Debtholders present in person or by proxy will choose an individual present to be chairman.

8.4 Quorum

Subject to this Indenture, at any meeting of the holders of a series of Debt Securities, a quorum will consist of two or more Debtholders present in person or by proxy and representing at least 25%, or, if the meeting is called to pass an Extraordinary Resolution, 50%, of the aggregate principal amount of the Debt Securities then outstanding in that series. At any meeting of the holders of all series of Debt Securities then outstanding, a quorum will consist of two or more Debtholders present in person or by proxy and representing at least 25%, or, if the meeting is

called to pass an Extraordinary Resolution, 50%, of the aggregate principal amount of all Debt Securities then outstanding. If a quorum of the Debtholders is not present within 30 minutes from the time fixed for holding any such meeting, the meeting, if convened by the Debtholders or pursuant to a Debtholders' Request, will be dissolved; but in any other case the meeting will be adjourned to be held at a place and upon a date and at an hour to be fixed by the Indenture Trustee which will give at least 14 days' notice of the date, time and location to which such meeting is adjourned and which notice will state that at such adjourned meeting a quorum will consist of the holders of Debt Securities in that series, or in all series then outstanding, as applicable, then and there represented in person or by proxy. For clarity, if a meeting to pass an Extraordinary Resolution is adjourned, at the adjourned meeting a resolution passed by the favourable votes of not less than 66 2/3% or, in the case of Subsection 8.9.2, 75% of the principal amount of Debt Securities represented at the meeting will be an Extraordinary Resolution for the purposes of this Indenture, notwithstanding that the holders of more than 50% of the principal amount of the applicable Debt Securities are not present in person or by proxy at such adjourned meeting.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of Debtholders is present may, with the consent of the holders of a majority in principal amount of the Debt Securities represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Debtholder or as proxy, will have one vote. On a poll each Debtholder present in person or represented by a duly appointed proxy will be entitled to one vote in respect of each $1,000 principal amount of Debt Securities of the relevant series of which it is the holder. A proxy need not be a Debtholder. In the case of joint registered holders of Debt Securities, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them are present in person or by proxy, they shall vote together in respect of the Debt Securities of which they are joint registered holders.

8.7 Show of Hands

Every question submitted to a meeting, except an Extraordinary Resolution, will be decided by a majority of the votes given on a show of hands or, if a poll is requested as provided in this Indenture, by a majority of the votes cast on the poll and will be binding on all holders of Debt Securities in the relevant series, or in all series then outstanding, as applicable. At any meeting of Debtholders where no poll is required or requested, a declaration made by the chairman that a resolution has been carried, or carried by any particular majority, or lost, will be conclusive evidence thereof.

8.8 Poll

A poll will be taken on every Extraordinary Resolution and when required by a Debtholder or a proxy representing a Debtholder holding at least 5% of the principal amount of Debt Securities represented at the meeting. If at any meeting a poll is so demanded on the election of a chairman

or on a question of adjournment, it will be taken forthwith. If at any meeting a poll is demanded on any other question, or an Extraordinary Resolution is to be voted upon, a poll will be taken in such manner and either at once or after an adjournment as the Chairman directs. The result of a poll will be deemed to be the decision of the meeting at which the poll was demanded and will be binding on all holders of Debt Securities in the relevant series.

8.9 Powers Exercisable by Extraordinary Resolution

8.9.1 In addition to any powers conferred by any other provisions of this Indenture, holders of any series of Debt Securities by Extraordinary Resolution have the power in respect of that series of Debt Securities to:

8.9.1.1 subject to the provisions of this Indenture, approve any change whatsoever in any of the provisions of such Debt Securities or of this Indenture and any modification, abrogation, alteration, compromise or arrangement of the rights of the Debtholders and/or the Indenture Trustee against the Trust;

8.9.1.2 approve any transaction whereby all or substantially all of the undertaking, property and assets of the Trust would become the property of another Person, provided that no such approval will be necessary in respect of any such transaction if the provisions of Article 9 have been complied with;

8.9.1.3 direct or authorize the Indenture Trustee (subject to indemnification and funding pursuant to Subsection 10.1.2), to exercise or refrain exercising any power conferred upon it by this Indenture or to take any act, action or proceeding in the exercise of such power or to otherwise direct the manner in which such power may be exercised;

8.9.1.4 waive and direct the Indenture Trustee to waive any default or Event of Default under this Indenture and/or cancel any declaration made by the Indenture Trustee pursuant to Section 6.3 either unconditionally or upon any conditions specified in such Extraordinary Resolution;

8.9.1.5 restrain any holder of a Debt Security or a Coupon of such series from taking or instituting any suit, action or proceeding for recovery of amounts payable under such Debt Security or under this Indenture or from the execution of any trust or power under this Indenture or for the appointment of a trustee in bankruptcy or the winding up of the Trust or for any other remedy under this Indenture and to direct such holder of any such Debt Security to waive any Event of Default on which any suit or proceeding is founded;

8.9.1.6 direct any holder of a Debt Security or a Coupon of such series bringing any action, suit or proceeding to stay or discontinue or otherwise deal with the same in the manner directed by such Extraordinary Resolution upon payment (if the taking of such action, suit or proceeding has been permitted by Section 6.6) of the costs, charges and expenses reasonably and properly incurred by such Debtholder in connection therewith;

8.9.1.7 appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the Extraordinary Resolution) to exercise, and to direct the Indenture Trustee to exercise, on behalf of the holders of such Debt Securities, such of the powers of the Debtholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the Extraordinary Resolution appointing the committee, and to remove any committee so appointed. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Indenture Trustee. Such committee will consist of such number of persons prescribed in the Extraordinary Resolution appointing it and the members need not be themselves holders of such Debt Securities. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedures generally. Such regulations may provide that the committee may act at a meeting at which a person is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all holders of such Debt Securities. Neither the committee nor any member of it nor the Indenture Trustee will be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

8.9.1.8 assent to any judgment, compromise or arrangement by the Trust with any creditor or creditors or any class or classes of creditors or with the holders of any securities of the Trust provided that no assent will be necessary in respect of a judgment for less than $5 million;

8.9.1.9 provided the holders of every other series of Debt Securities passes an Extraordinary Resolution to that effect, remove the Indenture Trustee from office and appoint a new Indenture Trustee; and

8.9.1.10 amend, alter or repeal any Extraordinary Resolution previously passed or approved by the Debtholders of such series or by any committee appointed pursuant to clause 8.9.1.7.

8.9.2 Notwithstanding Subsection 8.9.1, a resolution passed by the favourable votes of holders of not less than 75% of the outstanding principal amount of Debt Securities of any series represented at a meeting of holders of Debt Securities of such series will be required:

8.9.2.1 to approve a change to the stated maturity of the principal or redemption price of or any Premium or instalment of interest on, such Debt Securities;

8.9.2.2 to approve a reduction in the principal amount of, Premium (if any) or interest on, such Debt Securities;

8.9.2.3 to approve a change to the place or currency of payment of principal or redemption price of, or premium (if any) or interest on, such Debt Securities; or

8.9.2.4 to approve an amendment to the percentage of holders of such Debt Securities necessary to approve an Extraordinary Resolution.

8.10 Signed Instruments

Any action which may be taken and any power which may be exercised by the holders of a series of Debt Securities at a meeting held as provided in this Article provided may also be taken and exercised by the holders of not less than 50% of the aggregate principal amount of the outstanding Debt Securities in such series by a signed instrument, except for matters required to be approved by Extraordinary Resolution in which case such matter may be approved by an instrument signed by 66 ⅔% or, where 75% is required pursuant to Subsection 8.9.2, 75%, of the aggregate principal amount of outstanding Debt Securities of such series, and the expressions "**resolution**" or "**Extraordinary Resolution**" when used in this Indenture will include instruments so signed. Notice of any resolution or Extraordinary Resolution passed in accordance with this Section 8.10 will be given by the Indenture Trustee to the Debtholders affected thereby within 30 days of the date on which such resolution or Extraordinary Resolution was passed.

8.11 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Debtholders will be binding upon all Debtholders to which such resolution relates, whether present at or absent from such meeting, and every instrument signed by Debtholders in accordance with Section 8.10 will be binding upon all the Debtholders to which such instrument relates, whether signatories thereto or not, and each and every Debtholder will be bound to give effect to every such resolution, Extraordinary Resolution and instrument. Notwithstanding anything in this Indenture (but subject to the provisions of any indenture, deed or instrument supplemental or ancillary hereto), any covenant or other provision in this Indenture or in any Supplemental Indenture which is expressed to be or is determined by the Indenture Trustee (relying on the advice of counsel) to be effective only with respect to Debt Securities of a particular series, may be modified by the required resolution or consent of the holders of the Debt Securities of such series in the same manner as if the Debt Securities of such series were the only Debt Securities outstanding under this Indenture.

8.12 Powers Cumulative

Any one or more powers and/or any combination of powers in this Indenture stated to be exercisable by Debtholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time will not be deemed to exhaust the right of the holders of that series of Debt Securities to exercise the same or any other such power or powers or combination of powers thereafter from time to time. No powers exercisable by Extraordinary Resolution, including, for greater certainty, any powers exercisable pursuant to Subsection 8.9.2, will derogate in any way from the rights of the Trust or pursuant to this Indenture.

8.13 Minutes

Minutes of all resolutions and proceedings at every meeting of holders of a series of Debt Securities will be made and duly entered in books to be provided for that purpose by the

Indenture Trustee at the expense of the Trust, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of holders of that series of Debt Securities, will be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes have been made, will be deemed to have been duly held and convened, and all resolutions passed or proceedings had thereat, to have been duly passed and had.

8.14 Trust and Indenture Trustee May Be Represented

The Trust and the Indenture Trustee, by their Trustees, directors, officers and employees, as applicable, and the legal advisers of the Trust and the Indenture Trustee may attend any meeting of Debtholders, but will have no vote as such.

8.15 Evidence of Rights of Debtholders

8.15.1 Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debtholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Debtholders in person or by attorney duly appointed in writing. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Indenture Trustee may consider adequate.

8.15.2 Notwithstanding Subsection 8.15.1, the Indenture Trustee may in its discretion require further proof in cases where it considers further proof necessary or desirable or may accept such other proof as it considers proper.

8.16 Regulations

8.16.1 The Indenture Trustee or the Trust, with the approval of the Indenture Trustee, may from time to time make reasonable regulations (and reasonable variations thereof) as it thinks fit providing for, without limitation:

8.16.1.1 voting by proxy by holders of Registered Debt Securities and the form of the instrument appointing a proxy (which will be in writing) and the manner in which the same may be executed and for the production of the authority of any Person signing on behalf of the giver of such proxy;

8.16.1.2 the deposit of instruments appointing proxies at such place or places and in such custody as the Indenture Trustee, the Trust or the Debtholders convening a particular meeting, as the case may be, may in the notice convening the

meeting direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same will be deposited;

8.16.1.3 the deposit of instruments appointing proxies at some approved place or places other than the place at which a particular meeting is to be held and enabling particulars of instruments appointing proxies to be mailed, cabled, telegraphed, telecopied or sent by telex before the meeting to the Trust or to the Indenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

8.16.1.4 the issue of the voting certificates to holders of Unregistered Debt Securities:

(i) by any bank, trust company, or other depositary approved by the Indenture Trustee certifying that specified Unregistered Debt Securities have been deposited with it by a named holder and will remain on deposit until after the meeting and any adjournment thereof; and

(ii) by any bank, trust company, governmental departments or agency approved by the Indenture Trustee certifying that it is the holder of specified Unregistered Debt Securities and will continue to hold the same until after the meeting and any adjournment thereof;

which voting certificates will entitle the holders named in them to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders so named in such voting certificates were the actual holders of the Debt Securities in bearer form specified therein.

8.16.2 Any regulations made in accordance with Subsection 8.16.1 will be binding and effective and the votes given in accordance therewith will be valid and counted. Except as such regulations may provide, the only Persons who will be recognized at any meeting of the holders of Debt Securities entitled to vote or be present at the meeting in respect thereof, will be Persons who produce Unregistered Debt Securities at the meeting and the holders of Registered Debt Securities of the series in respect of which the meeting was called and persons whom such Debtholders have duly appointed as their proxies.

ARTICLE 9
SUCCESSORS TO THE TRUST

9.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets

The Trust may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

9.1.1 the entity (the "**Successor**") formed by such consolidation or amalgamation or into which the Trust is merged or the entity which acquires by operation of law or by conveyance or

by transfer the assets of the Trust substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) the Successor assumes under a Supplemental Indenture with the Indenture Trustee in form satisfactory to counsel to the Indenture Trustee, all obligations of the Trust under the Indenture, any Supplemental Indenture and the Debt Securities, and such transaction to the satisfaction of the Indenture Trustee and in the opinion of counsel will be upon such terms to preserve and not to impair any of the rights and powers of the Indenture Trustee and of the Debtholders under this Indenture;

9.1.2 immediately before and immediately after giving effect to such transaction, no Event of Default has occurred and is continuing;

9.1.3 where any Supplemental Indenture includes a covenant restricting the amount of Indebtedness the Trust may incur, immediately after giving effect to such transaction, the Successor could incur at least $1.00 of Indebtedness under such Supplemental Indenture; and

9.1.4 the Trust has delivered to the Indenture Trustee a Certificate and an opinion of counsel each stating that such consolidation, amalgamation, merger, sale, lease or transfer and such supplemental indenture comply with this Article and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

9.2 Vesting of Powers in Successor

Whenever the conditions of Section 9.1. have been duly observed and performed, the Indenture Trustee will execute and deliver a supplemental indenture as provided for in Article 13 and then:

9.2.1 the Successor will possess and from time to time may exercise each and every right and power of the Trust under this Indenture in the name of the Trust or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any Trustees or officers of the Trust may be done and performed with like force and effect by the like trustees or directors or officers of such Successor; and

9.2.2 the Trust will be released and discharged from liability under this Indenture and the Indenture Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 10
THE INDENTURE TRUSTEE

10.1 Duties of Indenture Trustee

10.1.1 In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Indenture Trustee will act honestly and in good faith exercise that degree of care, diligence and skill that a reasonably prudent institutional trustee would exercise in comparable circumstances. Subject to the foregoing, the Indenture Trustee will be liable for its own wilful misconduct and negligence. The Indenture Trustee will not be liable for any act or default on the part of any agent employed by it or a co-trustee, or for

having permitted any agent or co-trustee to receive and retain any money payable to the Indenture Trustee, except as aforesaid. The Indenture Trustee will read, and act and rely upon (as required by this Indenture) and shall be protected in acting and relying on all of the Written Orders, Written Directions, Certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

10.1.2 Subject only to Subsection 10.1.1, the obligation of the Indenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Indenture Trustee or Debtholders under this Indenture will be conditional upon such Debtholders furnishing, when required by notice in writing by the Indenture Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions in this Indenture will require the Indenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

10.1.3 The Indenture Trustee, commencing or at any time during the continuance of any such act, action or proceeding, may require the Debtholders at whose instance it is acting to deposit with it Debt Securities held by them, for which Debt Securities the Indenture Trustee will issue receipts.

10.1.4 Every provision of this Indenture that by its terms relieves the Indenture Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of applicable legislation, this Section 10.1 and Section 10.3.

10.2 No Conflict of Interest

The Indenture Trustee represents to the Trust that at the date of the execution and delivery of this Indenture there exists no material conflict of interest between the role of the Indenture Trustee as a fiduciary under this Indenture and the Indenture Trustee's role in any other capacity. If at any time a material conflict of interest exists in the Indenture Trustee's role as a fiduciary under this Indenture that is not eliminated within 90 days after the Indenture Trustee becomes aware that such a material conflict of interest exists, the Indenture Trustee will resign from the trusts under this Indenture by giving notice in writing of the nature of the conflict to the Trust at least 21 days prior to such resignation and will thereupon be discharged from all further duties and liabilities hereunder. If, notwithstanding the foregoing provisions of this Section, the Indenture Trustee has a material conflict of interest, the validity and enforceability of this Indenture, any Supplemental Indenture and any Debt Securities issued under any Supplemental Indenture will not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Indenture Trustee contravenes the foregoing provisions of this Section, any interested party may apply to the Ontario Court (General Division) for an order that the Indenture Trustee be replaced as trustee under this Indenture.

10.3 Reliance upon Evidence of Compliance

10.3.1 In the exercise of its rights, duties and obligations, the Indenture Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions

expressed therein, upon statutory declarations, opinions, reports, Certificates or other evidence furnished pursuant to any covenant, condition or other requirement of this Indenture or required by the Indenture Trustee to be furnished to it in the exercise of its rights and duties under this Indenture where such statutory declarations, opinions, reports or Certificates comply with the requirements of this Indenture and the Indenture Trustee examines such evidence and determines that such evidence indicates compliance with the applicable requirements of this Indenture. If there is a conflict between the provisions of this Indenture and the provisions of any law applicable to this Indenture or the Indenture Trustee, the provisions of such law will prevail.

10.3.2 In addition to the reports, Certificates, opinions, statutory declarations and other evidence required by this Indenture, the Trust will furnish to the Indenture Trustee such additional evidence of compliance with any provisions of this Indenture in such form as the Indenture Trustee may reasonably require by written notice to the Trust.

10.4 Employing Agents

The Indenture Trustee may employ or retain such counsel, auditors, accountants, appraisers or other experts or advisers, whose qualifications give authority to any opinion or report made by them, as it may reasonably require for the purpose of determining and discharging its duties under this Indenture. The remuneration, costs and expenses of any such counsel, auditor, accountant, appraiser or other expert or advisor will be paid by the Trust. The Indenture Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, auditor, accountant, appraiser, or other expert or advisor, whether retained or employed by the Trust or by the Indenture Trustee, in relation to any matter arising in the administration of the trusts hereof.

10.5 Indenture Trustee May Deal in Debt Securities

Subject to Sections 10.2 and 10.3, the Indenture Trustee may buy, sell, lend upon and deal in the Debt Securities or other securities of the Trust, and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

10.6 Indenture Trustee Not required to Give Security

The Indenture Trustee will not be required to give any bond or security for the execution of the trusts or otherwise in respect of this Indenture.

10.7 Action by Indenture Trustee to Protect Interests

The Indenture Trustee will have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debtholders.

10.8 Protection of Indenture Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

10.8.1 the Trust hereby indemnifies and saves harmless the Indenture Trustee and its directors, officers, employees and agents from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever brought against the Indenture Trustee which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature except only in the event of the negligent action or failure to act or the wilful misconduct or bad faith of the Indenture Trustee. This indemnity will survive the removal or resignation of the Indenture Trustee under this Indenture and the termination of the Indenture;

10.8.2 the Indenture Trustee will not be liable for or by reason of any statements of fact in this Indenture or in the Debt Securities (except the representation contained in Sections 10.2 and 10.11 and in the certificate of the Indenture Trustee on the Debt Securities) or required to verify the same, but all such statements are and will be deemed to be made by the Trust;

10.8.3 the Indenture Trustee will not be bound to give notice to any Person of the execution of this Indenture;

10.8.4 the Indenture Trustee will not incur any liability or responsibility whatever or in any way be responsible for the consequence of any breach on the part of the Trust of any of the covenants contained in this Indenture or of any acts of the agents or employees of the Trust;

10.8.5 neither the Indenture Trustee nor any Affiliates of the Indenture Trustee will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Trust; and

10.8.6 nothing in this Indenture will impose on the Indenture Trustee any obligation to see to, or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture.

10.9 Investment of Funds

Upon receipt of a written direction from the Trust, the Indenture Trustee shall invest the funds in its name in accordance with such direction. Any direction from the Trust to the Indenture Trustee shall be in writing and shall be provided to the Indenture Trustee no later than 9:00 am, on the day on which the investment is to be made. Any such direction received by the Indenture Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 am. the next Business Day. For the purpose of this Section, "Business Day" shall not include any day on which banks are not open for business in Toronto, Ontario. For the purpose hereof, "Authorized Investments" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Indenture Trustee) provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

In the event that the Indenture Trustee does not receive a direction or only a partial direction, the Indenture Trustee may hold cash balances constituting part or all of the fund and may, but need not, invest same in its deposit department or the deposit department clone of its Affiliates; but

the Indenture Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Indenture Trustee or one of its Affiliates. For the purpose of this Section, "Affiliate" means affiliated companies within the meaning of the *Business Corporations Act* (Ontario) ("OBCA"); and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N. A. and each of their affiliates within the meaning of the OBCA.

The Indenture Trustee shall not be held liable for any losses incurred in the investment of any funds in Authorized Investments.

10.10 Resignation or Removal of Indenture Trustee

10.10.1The Indenture Trustee may resign from the trusts under this Indenture and thereupon be discharged from all further duties and liabilities under this Indenture by giving to the Trust at least 60 days' written notice or such shorter notice as the Trust may consider sufficient.

10.10.2If the Indenture Trustee resigns or is removed or dissolves, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting under this Indenture, the Trust will forthwith appoint a new Indenture Trustee unless a new Indenture Trustee has already been appointed by the Debtholders; failing such appointment by the Trust, the retiring Indenture Trustee at the Trust's expense may apply to a Judge of the Ontario Court (General Division), on such notice as such Judge may direct, for the appointment of a new Indenture Trustee. Any new Indenture Trustee so appointed by the Trust or by the Court will be subject to removal by all Debtholders by Extraordinary Resolution. Any new Indenture Trustee appointed under any provision of this Section 10.10 will be a corporation authorized to carry on the business of a trust company in each province and territory of Canada. On any new appointment, the new Indenture Trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Indenture Trustee. The expense of any, act, document or other instrument or thing required or permitted under this Section 10.10 will be satisfied by the Trust.

10.10.3Forthwith upon appointment, any new or successor Indenture Trustee will become vested with all the estates, properties, rights, powers and trusts of its predecessors in the trusts under this Indenture, with like effect as if originally named as Indenture Trustee in this Indenture. Nevertheless, upon the written request of the successor Indenture Trustee or of the Trust and upon payment of all outstanding fees and expenses properly payable to the Indenture Trustee under this Indenture, the Indenture Trustee ceasing to act will execute and deliver an instrument assigning and transferring to such successor Indenture Trustee its rights and obligations under this indenture, and will duly assign, transfer and deliver all property and money held by such Indenture Trustee to the successor Indenture Trustee so appointed in its place. If any deed, conveyance or instrument in writing from the Trust is required by any new Indenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing will on the request of the new or

successor Indenture Trustee, be made, executed, acknowledged and delivered by the Trust, as the case may be.

10.10.4Any company into which the Indenture Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Indenture Trustee will be a party will be a successor Indenture Trustee under this Indenture without the execution of any instrument or any further act; provided that such successor Indenture Trustee will be a corporation qualified to carry on the business of a trust company in each province and territory of Canada and will not have a material conflict of interest in its role as a fiduciary under this Indenture.

10.11 Authority to Carry on Business

The Indenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each province and territory of Canada. If, notwithstanding the provisions of this section, the Indenture Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debt Securities issued under this Indenture or any Supplemental Indenture will not be affected in any manner whatsoever by reason only of such event but, within 90 days after ceasing to be authorized to carry on the business of a trust company in each province and territory of Canada, the Indenture Trustee either will become so authorized or resign in the manner and with the effect specified in Section 10.10.

10.12 General Provisions as to Certificates

10.12.1Each Certificate of the Trust, opinion of counsel or Written Order made to the Indenture Trustee or any Debtholder pursuant to any provision of this Indenture will specify the section of this Indenture under which such Certificate, opinion or Written Order is being made and will include, in the case of an opinion or Certificate:

10.12.1.1 a statement that the Person signing such Certificate or opinion has read and is familiar with those provisions of this Indenture relating to the conditions precedent with respect to compliance with which such evidence is being given; and

10.12.1.2 a statement that, in the belief of the Person giving the evidence, that Person has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

10.12.2Whenever the delivery of a Certificate or opinion is a condition precedent to the taking of any action by the Indenture Trustee under this Indenture, the truth and accuracy of the facts and opinions stated in such Certificate or opinion will in each case be conditions precedent to the right of the Trust to have such action taken.

10.12.3Any certificate of any expert, insofar as it relates to matters outside of such expert's competence or responsibility, may be based upon a certificate or opinion of or upon representations by counsel or some other qualified expert, unless the first expert knows that the certificate or opinion or representations with respect to the matters upon which

the certificate may be based as aforesaid are erroneous or, in the exercise or reasonable care, should have known that the same were erroneous.

10.12.4The Indenture Trustee shall, if acting in good faith, be entitled to rely, and act upon, on any Certificate, opinion, direction, order, instruction, notice or other communication provided to it hereunder which is sent to it by facsimile transmission.

10.13 Conditions Precedent to Indenture Trustee's Obligation to Act

10.13.1The Indenture Trustee will not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it by this Indenture until it has been required so to do under the terms of this Indenture. The Indenture Trustee will not be required to take notice of any Event of Default under this Indenture, other than in payment of any money required by any provision of this Indenture to be paid to it, unless and until notified in writing of such Event of Default which notice will specify the Event of Default desired to be brought to the attention of the Indenture Trustee. In the absence of such notice, the Indenture Trustee may for all purposes of this Indenture assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained in this Indenture. Any such notice will in no way limit any discretion given to the Indenture Trustee in this Indenture to determine whether or not to take action with respect to any Event of Default.

10.13.2The obligation of the Indenture Trustee to commence or continue any act, action or proceeding, will be conditional upon receipt of an Extraordinary Resolution specifying the act, action or proceeding which the Indenture Trustee is requested to take, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Indenture Trustee to protect and hold harmless the Indenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

ARTICLE 11
ACCEPTANCE OF TRUSTS BY INDENTURE TRUSTEE

11.1 Acceptance of Trusts

The Indenture Trustee accepts the trusts declared in this Indenture and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Debtholders from time to time, subject to the terms and conditions of this Indenture.

ARTICLE 12
CHANGE OF CONTROL

12.1 Change of Control

In the event of the acquisition by a Person, or group of Persons acting jointly or in concert, of Units (and/or securities convertible into Units) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such Person or group of Persons) greater than 50% of the Units (a "**Change of Control**"), each of the Debtholders may require the Trust to repurchase its Debt Securities, in whole or in part, at a price (the "**Purchase**

Price") of (i) 101% of the principal amount of such Debt Securities plus (ii) all accrued interest to the date of repurchase.

The Trust shall, upon determining that a Change of Control has occurred, provide the Indenture Trustee with written notice thereof and shall further provide to the Indenture Trustee forms of written notice to be provided to the Debtholders setting out, *inter alia*, their rights under this Article 12 as a result of such Change of Control.

12.2 Notice

Debtholders who desire to have their Debt Securities repurchased must provide the Trust and the Indenture Trustee with a written notice, in the manner provided in Article 14, not more than 30 days following their deemed receipt of the notice given to the Debtholders pursuant to Section 12.1 (the "**Notice Period**"). Unless all Debt Securities are to be repurchased, every such notice must specify that part of the principal amount of such Debt Securities to be repurchased.

12.3 Payment

The Trust will deposit, in an account established for such purpose and maintained by and subject to the control of the Indenture Trustee and for the benefit of the Debtholders who desire to have their Debt Securities repurchased, on or before the 30th day following the end of the Notice Period, such sums as may be sufficient to pay the aggregate Purchase Price for such Debt Securities which are to be repurchased pursuant to this Article, and will pay to the order of the Indenture Trustee the estimated charges and expenses to be incurred in connection with such repurchase. From the sums so deposited and upon surrender of such Debt Securities to the Indenture Trustee, the Indenture Trustee will pay or cause to be paid to the applicable holders of the Debt Securities the amounts that are owed to such holders pursuant to this Article 12.

12.4 Cancellation of Debt Securities

All Debt Securities repurchased under this Article 12 and delivered to the Indenture Trustee will be cancelled by it and no Debt Securities will be issued in substitution therefor.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Supplemental Indentures

13.1.1 Subject to the provisions of this Indenture, from time to time the Indenture Trustee and, when authorized by a resolution of the Trustees, the Trust may, and, when required by this Indenture, will, execute, acknowledge and deliver by their proper officers, Supplemental Indentures which will then form part of this Indenture for any one or more of the following purposes:

13.1.1.1 establishing the terms of any series of Debt Securities and the forms and denominations in which they may be issued as provided in Article 2;

13.1.1.2 adding to the provisions of this Indenture such additional covenants of the Trust, enforcement provisions and other provisions for the protection of the holders of any series of Debt Securities;

13.1.1.3 providing for events of default in addition to those specified in this Indenture;

13.1.1.4 making such amendments not substantially inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising under this Indenture, which, in the opinion of the Indenture Trustee, it may be expedient to make, provided that the Indenture Trustee, relying on an opinion of counsel, will be of the opinion that such provisions and modifications are not materially prejudicial to the interests of the holders of any series of Debt Securities;

13.1.1.5 rectifying typographical, clerical or other manifest errors contained in this Indenture provided that the Indenture Trustee will be of the opinion that such rectification is acceptable;

13.1.1.6 evidencing the succession, or successive successions, of any other Person to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

13.1.1.7 giving effect to any Extraordinary Resolution passed as provided in Article 8;

13.1.1.8 modifying, amending or eliminating any of the terms of the Indenture, provided, that no such modification, amendment or elimination will be effective with respect to any Debt Securities which are outstanding at the time of such modification, amendment or elimination; and

13.1.1.9 any other purpose not inconsistent with the terms of this Indenture which are not materially prejudicial to the interests of holders of any series of Debt Securities.

13.1.2 The Indenture Trustee may also, by supplemental deed or otherwise, concur with the Trust in making any changes or corrections in this Indenture which counsel to the Trust has advised it are not substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistake or error in this Indenture or in any deed or indenture supplemental or ancillary to this Indenture.

ARTICLE 14
NOTICES

14.1 Notice to the Trust

Any notice to the Trust under the provisions of this Indenture will be valid and effective if delivered personally to, or sent by facsimile transmission (with receipt confirmed), original to follow by mail, to:

RioCan Real Estate Investment Trust
The Exchange Tower, Suite 1310
2 First Canadian Place
Toronto, Ontario
M5X 1E2

Attention: Chief Financial Officer
Facsimile: (416) 866-3020

and will be deemed to have been received at the time of delivery or transmission. The Trust may from time to time notify the Indenture Trustee of a change in address by giving notice as provided in Section 14.3.

14.2 Notice to Debtholders

Unless expressly provided to the contrary in this Indenture, any notice to holders of a series of Debt Securities in bearer form under the provisions of this Indenture will be given by means of publication in one English language daily newspaper of general circulation published in each of the cities of Montreal, Toronto, Calgary and Vancouver and in one French language daily newspaper of general circulation in Montreal, and any notice so published will be deemed to have been given on the date when the publication has appeared in each such newspaper. Any notice to holders of a series of Debt Securities in registered form will be given if sent to a destination within Canada by first class mail and if sent to a destination outside Canada by airmail, postage prepaid in each case, addressed to the Debtholder at its post office address appearing in the Register and will be deemed to have been given on the date of mailing. Any accidental error, omission or failure in giving or in delivering or mailing any such notice or the non-receipt of any such notice by any Debtholder will not invalidate or otherwise prejudicially effect any action or proceeding founded thereon.

14.3 Notice to the Indenture Trustee

Any notice to the Indenture Trustee under the provisions of this Indenture will be valid and effective if delivered or sent by facsimile transmission (with receipt confirmed), original to follow by mail to the Indenture Trustee at:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Attention: Director, Corporate Trust
Facsimile: (416) 643-5570

and will be deemed to have been received at the time of delivery or transmission. The Indenture Trustee may from time to time notify the Trust of a change of address by giving notice as provided in Section 14.1.

ARTICLE 15
GENERAL

15.1 Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original, and such counterparts together will constitute one and the same instrument.

15.2 Language of Indenture

The parties have requested that this document be drafted in the English language.

Les parties ont demandé que le présent document soit rédigé en langue anglaise.

Remainder of page intentionally left blank.

DATED this 8th day of March, 2005.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Robert Wolf"*
Robert Wolf
Vice President and Chief Financial Officer

CIBC MELLON TRUST COMPANY

By: *"Chris McGregor"*

By: *"Pamela Lively"*

Document 45

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 738405

DOSSIER N°: 11720

Montréal le 7 mars 2005

Fonds de placement immobilier Riocan

Objet : Supplément de prospectus
Reçu le 2 mars 2005

Messieurs, nous accusons

réception du supplément de prospectus daté du 1er mars 2005 au prospectus simplifié définitif de Fonds de placement immobilier Riocan daté du 22 février 2005, visant le placement de débentures de série F à 4.91 % exigibles le 8 mars 2011. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 12 750 $ ont été acquittés en paiement des droits requis en vertu de l'article 268 (2) du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 46

March 7, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a prospectus supplement dated March 7, 2005 to a base shelf short form prospectus of the REIT dated February 21, 2005 relating to the offer for sale and issue of senior unsecured debt securities.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 21, 2005 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2004 and 2003;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the prospectus supplement dated March 7, 2005 to the base shelf short form prospectus dated February 21, 2005 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Chartered Accountants

Document 47

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

March 7, 2005

HARD COPY ON FILE
VIA SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
Prospectus Supplement dated March 7, 2005
to Short Form Base Shelf Prospectus dated February 21, 2005

We refer to the Prospectus Supplement of the REIT dated March 7, 2005 (the "Prospectus Supplement") relating to the qualification of the distribution of $150,000,000 debt securities (senior unsecured) of the REIT.

We hereby consent to the legal opinions contained in the Prospectus Supplement under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Consideration". In addition, we consent to the reference to our name in the Prospectus Supplement on the cover page and under the heading "Legal Matters".

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus Supplement or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

Document 48

TORYS LLP

NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

March 7, 2005

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Offering of Senior Unsecured Debentures

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated March 7, 2005 (the "Prospectus") relating to the offering of senior unsecured debentures.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

5209268.1
31351-2010

Document 49

PROSPECTUS SUPPLEMENT
To a Short Form Prospectus Dated February 21, 2005

This prospectus supplement together with the short form prospectus to which it relates dated February 21, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

New Issue

March 7, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$150,000,000

5.23% Series G Debentures Due March 11, 2013

(Senior Unsecured)

Interest on the 5.23% Series G Debentures (the "**Debentures**") of RioCan Real Estate Investment Trust ("**RioCan**") will be payable semi-annually in arrears on March 11 and September 11 in each year commencing September 11, 2005. The Debentures will mature on March 11, 2013. Please See "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

	Price to RioCan(1)	Underwriters' Fee(2)	Net Proceeds to RioCan(3)
Per $1,000 principal amount of Debentures	$999.61	$9.50	$990.11
Total	$149,941,500	$1,425,000	$148,516,500

(1) The Debentures have been priced to yield 5.236% if held to maturity.

(2) Consists of an Underwriters' fee of $1,425,000.

(3) Plus accrued interest, if any, from March 11, 2005 to the date of delivery.

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. (the "**Underwriters**") have agreed to purchase the Debentures from RioCan at 99.961% of their principal amount, plus accrued interest (if any) from March 11, 2005 to the date of delivery, subject to the terms and conditions of the underwriting agreement described under "Plan of Distribution".

RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. are subsidiaries of Canadian chartered banks (the "Banks"). The Banks are lenders to RioCan. In addition, RBC Dominion Securities Inc. holds debentures of RioCan to be redeemed using part of the proceeds from this offering. Consequently, RioCan may be considered to be a connected issuer of the Underwriters under applicable Canadian securities legislation. See "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriters. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by RioCan and accepted by the Underwriters in accordance with the conditions of the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please See "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on March 11, 2005 or on such other date as RioCan and the Underwriters may agree but not later than March 18, 2005 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form prospectus of RioCan dated February 21, 2005 (the "**Short Form Prospectus**"), solely for the purpose of offering the Debentures. Other documents are also incorporated, or deemed to be incorporated, by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone

(416) 866-3033). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the issuer at the above mentioned address and telephone number.

NON GAAP FINANCIAL MEASURES

Recurring Distributable Income ("**RDI**") and Funds from Operations ("**FFO**") are not measures recognized under Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance and RioCan believes that RDI, in particular, is a relevant measure of its ability to earn and distribute cash returns to unitholders. The GAAP measurement most directly comparable to RDI and FFO is net earnings (to which reconciliation is provided in RioCan's management's discussion and analysis). RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of RioCan's performance. RioCan's method of calculating RDI and FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

ELIGIBILITY FOR INVESTMENT

At the date of closing, the purchase of the Debentures will not be prohibited, subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes and the applicable regulations:

Insurance Companies Act (Canada)	*Pension Benefits Standards Act 1985* (Canada)
Trust and Loan Companies Act (Canada)	*Pension Benefits Act* (Ontario)

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP counsel to the Underwriters, at the date of closing, the Debentures will not be a prohibited investment for a registered pension plan under the *Income Tax Act* (Canada) (the "**Tax Act**") other than a plan for which RioCan, or a person who is connected with, controlled directly or indirectly in any manner or that does not deal at arm's length with RioCan, is the employer. As long as RioCan is a mutual fund trust, the units of which are listed on a prescribed stock exchange, the Debentures will be qualified investments under the Tax Act and the regulations thereunder (the "**Regulations**") for a trust governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan (collectively "**Plans**"), other than a deferred profit sharing plan for which RioCan, or a corporation with which RioCan does not deal at arm's length, is the employer. Based, in part, on a certificate of RioCan as to certain factual matters, the Debentures, if issued on the date of this Prospectus Supplement, would not, on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those tax-exempt entities subject to foreign property limitations.

On February 23, 2005 the Minister of Finance (Canada) released the 2005 Federal Budget. The 2005 Federal Budget included a Notice of Ways and Means Motion to Amend the Tax Act containing a proposal that would eliminate foreign property limitations effective as of the beginning of 2005.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicate that a consultation paper will be released shortly after the 2005

Federal Budget and that the Department of Finance will continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. Any further initiatives in this area, if any, will be taken following the completion of such consultations. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property" for the purposes of the Budget Proposals. See "Certain Canadian Federal Income Tax Considerations — Budget Proposals".

CREDIT RATINGS

Standard & Poor's Rating Services (S&P) and the Dominion Bond Rating Service Limited (DBRS) provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided RioCan with an entity credit rating of BBB and a credit rating of BBB– relating to the Debentures. DBRS has provided RioCan with a credit rating of BBB (stable) relating to the Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies. The credit ratings accorded to the Debentures are not recommendations to purchase, hold or sell the Debentures. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITS and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). RioCan has a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

DEFINITIONS

The following terms used below are defined in the Series G Indenture (as defined below under "**Details of the Offering**") substantially as follows.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of unitholders' equity of RioCan and the accumulated building amortization recorded in the books and records of RioCan in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of RioCan as of any date means the total assets of RioCan, excluding goodwill, determined on a consolidated basis plus accumulated building amortization of income properties determined in accordance with generally accepted accounting principles.

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Change of Control**" means the acquisition by a person, or group of persons acting jointly and in concert, of units of RioCan (and/or securities convertible into units of RioCan) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the units of RioCan.

"**Consolidated EBITDA**" for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense of RioCan for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of RioCan for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" as at any date means the consolidated Indebtedness of RioCan as at such date determined, except as otherwise expressly provided in the Series 1 Indenture or in the Trust Indenture (both as defined under "**Details of the Offering**"), in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of RioCan for any period means the aggregate amount of interest expense of RioCan in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by RioCan during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of RioCan in respect of convertible debt Indebtedness (as defined below) will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" for any period means the net income (loss) of RioCan for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of RioCan, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**generally accepted accounting principles**" means, as at any date of determination, Canadian generally accepted accounting principles in effect as of the date thereof.

"**Indebtedness**" of any Person means (without duplication) (i) any obligation of such Person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such Person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such Person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such Person and (v) any obligations of the type referred to in clauses (i) through (iv) of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of RioCan in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, all of which will be deemed not to be Indebtedness for the purpose of this definition.

"**Lien**" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

"**Material Subsidiary**" at any date, means any Subsidiary which constitutes more than 10% of the Adjusted Unitholders' Equity calculated as at such date.

"**Subsidiary**" has the meaning ascribed to it in the Securities Act (Ontario) (applied as if RioCan were a corporation for such purposes).

INTEREST COVERAGES

The interest on RioCan's debt for the 12 months ended December 31, 2004 was $146,747,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $388,218,000, which is 2.65 times RioCan's interest requirements for such period. After giving *pro forma* effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the audited annual financial statements of RioCan for the year ended December 31, 2004 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's interest requirements for such period would have been $145,807,000 and its net income (before deducting interest expense and income taxes, depreciation and amortization) for such period would have been $388,218,000, which is 2.66 times RioCan's interest requirements for such period. If certain non-recurring costs involved in the retirement of the 7.05% RealFund Series A senior unsecured debentures originally due August 1, 2007, 7.07% Series A senior unsecured debentures originally due October 31, 2007 and 7.20% Series C senior unsecured debentures originally due January 18, 2006 are included, RioCan's interest requirements for the same period would have been $163,759,000 and its net income (before deducting interest expense and income taxes, depreciation and amortization) for such period would have been $388,218,000, which is 2.37 times RioCan's interest requirements for such period.

For the purposes of the interest coverages described above, RioCan's net income is determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any RioCan asset other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of units outstanding and indebtedness of RioCan since December 31, 2004, the date of RioCan's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than the issuance of 8,250,000 units pursuant to a public offering that was completed January 4, 2005, 339,334 units issued pursuant to RioCan's distribution reinvestment plan, 6,921 units issued pursuant to RioCan's unit purchase plan, 241,000 units issued pursuant to RioCan's unit option plan and a net increase in indebtedness of approximately $60,327,941, which has been incurred in the ordinary course of business.

DETAILS OF THE OFFERING

*The following is a brief summary of the material attributes and characteristics of the Debentures which does not purport to be complete. For full particulars, reference is made to the trust indenture (the "**Trust Indenture**") to be dated as of March 8, 2005 described in the Short Form Prospectus as amended or restated from time to time, and to the second supplemental trust indenture to be dated as of March 11, 2005 between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**") providing, among other things, for the creation and issue of the Debentures (the Trust Indenture, as supplemented by the second supplemental trust indenture, are collectively referred to as the "**Series G Indenture**").*

General

The Debentures will be issued in $1,000 denominations limited to $150,000,000 aggregate principal amount, will be dated March 11, 2005, will bear interest at the rate of 5.23% per annum, payable in semi-annual instalments on March 11 and September 11 in each year, with the first payment of interest due on September 11, 2005, and will mature on March 11, 2013.

Rank

The Debentures will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated Indebtedness of RioCan, except to the extent prescribed by law.

Redemption by RioCan

At its option, RioCan may redeem the Debentures at any time, in whole or in part, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. RioCan will give notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption. Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purposes of the foregoing provisions, the following terms will be defined in the Series G Indenture substantially as follows:

"**Canada Yield Price**" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus 0.27%, on the date on which RioCan gives notice of redemption of the Debentures pursuant to the Series G Indenture.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date of the Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by RioCan.

Purchase of Debentures

RioCan may at any time and from time to time purchase Debentures in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debentures that are so purchased will be cancelled and will not be reissued or resold.

Certain Covenants

The Series G Indenture will contain covenants substantially to the following effect, in addition to those prescribed in the Trust Indenture.

Consolidated EBITDA to Consolidated Interest Expense Ratio

RioCan will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

Restrictions on Additional Indebtedness

RioCan will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "**Indebtedness Percentage**"), would be less than or equal to 60% (the "**Debt Incurrence Tests**").

Equity Maintenance

RioCan will maintain an Adjusted Unitholders' Equity of at least $1 billion.

The interest coverage as at December 31, 2004 determined in accordance with the Series G Indenture after giving effect to this offering are as set out above (please see "Interest Coverages").

The Series G Indenture will provide that the Indebtedness Percentage will be calculated on a pro forma basis as at the date of RioCan's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred and the application of the proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

Restrictions on Consolidations and Mergers

RioCan may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(i) the entity formed by such consolidation or amalgamation or into which RioCan is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of RioCan substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental trust indenture all the obligations of RioCan under the Series G Indenture and the Debentures;

(ii) immediately before and immediately after giving effect to such transaction, no Event of Default (as defined in the Trust Indenture) has occurred and is continuing; and

(iii) immediately after giving effect to such transaction, the surviving entity could incur at least $1.00 of additional Indebtedness.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("**Participants**") in the depository service of The Canadian Depository for Securities Limited or a successor ("**CDS**"), which include securities brokers and dealers, banks and trust companies. On the date of closing, RioCan will cause a global certificate or certificates representing the Debentures (each, a "**Global Debenture**") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from RioCan or CDS evidencing that Debentureholder's ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) RioCan determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and RioCan is unable to locate a qualified successor, (ii) RioCan at its option elects, or is required by law, to terminate the book-entry system through CDS or (iii) after the occurrence of an Event of Default, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder's interest in the Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of RioCan. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Series G Indenture and the Debentures.

RioCan expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. RioCan also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of RioCan and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

In the event of a Change of Control, the Holders may require RioCan to repurchase their Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Debentures plus (ii) all accrued interest to the date of repurchase.

PLAN OF DISTRIBUTION

Under an underwriting agreement (the "**Underwriting Agreement**") dated March 7, 2005 between the Underwriters and RioCan, RioCan has agreed to sell and the Underwriters have agreed to purchase, on March 11, 2005 or such other date as may be agreed upon, but not later than March 18, 2005, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, $150,000,000 principal amount of Debentures at a price equal to 99.961% of their principal amount, plus accrued interest (if any) from March 11, 2005 to the date of delivery, payable in cash to RioCan against delivery of such principal amount of Debentures. The Underwriting Agreement provides that RioCan will pay the Underwriters a fee of $1,425,000 on account of underwriting services rendered in connection with this offering. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to RioCan.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters are wholly owned subsidiaries of Canadian chartered banks (the "**Banks**"), which are lenders to RioCan. As of March 7, 2005, RioCan was indebted to the Banks in an aggregate amount of approximately $208.14 million, which debt is secured by specific properties. Consequently, RioCan may be considered a connected issuer of the Underwriters for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, RioCan is in compliance with the terms of its indebtedness. Since the date the indebtedness to the Underwriters was incurred, the financial position of RioCan and the value of the collateral granted as security for the indebtedness have not materially changed. The Underwriters have advised that the decision to underwrite the offering was made independently of the Bank and the Bank had no influence as to the determination of the terms of the distribution.

RBC Dominion Securities Inc. ("RBC") is the holder of 98.46% of the 7.07% Series A senior unsecured debentures due October 31, 2007 and 86.00% of the 7.20% Series C senior unsecured debentures due January 18, 2006 of RioCan to be redeemed using a portion of the proceeds of this offering. By prior agreement with RioCan, RBC purchased such debentures and has consented to the amendment permitting the redemption of those series of debentures by RioCan. As part of that agreement, RioCan has undertaken to redeem all outstanding debentures of both series. The agreement, which was made solely to facilitate approval of the amendment, was entered into after, and independently of, RioCan's determination to retire the debentures.

The Underwriters will not receive any benefit in connection with this offering other than the Underwriters' fee payable by RioCan.

USE OF PROCEEDS

The estimated net proceeds to RioCan from this offering, after deducting the Underwriters' fees and the estimated expenses of the issue, will be approximately $148,416,500. RioCan will use the net proceeds of this offering in part to fund the cost of redeeming its 7.07% Series A senior unsecured debentures originally due October 31, 2007 and its 7.20% Series C senior unsecured debentures originally due January 18, 2006, as well as for general trust purposes.

RECENT DEVELOPMENTS

The following is a summary of the developments in the business and affairs of RioCan since the date of RioCan's current annual information form and which have not been described elsewhere in this prospectus supplement or in the documents incorporated by reference herein:

1. On March 1, 2005 RioCan issued a notice of redemption to holders of its 7.05% RealFund Series A senior unsecured debentures due August 1, 2007. Such debentures will be redeemed on March 31, 2005. RioCan also announced its intention to seek approval for amendments to be made to permit the redemption of its 7.07% Series A senior unsecured debentures due October 31, 2007 and its 7.20% Series C senior unsecured debentures due January 18, 2006. Subject to the approval of the debentureholders, RioCan intends to amend the trust indenture for each series of debentures to permit their redemption and then complete the redemption of these debentures.

2. On March 1, 2005 the board of trustees of RioCan approved, subject to unitholder approval, an amendment to RioCan's declaration of trust so as to permit the board of trustees, where they determine it is appropriate to do so in any year, to permit RioCan to retain, on a per unit basis, up to 20% of its distributable income (determined in accordance with the terms of the declaration of trust) from the distributions to be paid to unitholders. For greater clarity, while this amendment will permit RioCan to retain more of its distributable income, RioCan does not intend to reduce distributions but rather will reduce its payout ratio by retaining a greater proportion of the growth in its distributable income.

3. On March 1, 2005 the board of trustees of RioCan approved, subject to unitholder approval, amendments to RioCan's unit option plan to (i) increase the number of units of RioCan reserved for issuance under such

plan by 5,200,000, and (ii) provide for a detailed procedure for amending the terms of the unit option plan, including what amendments will require unitholder approval.

4. On March 1, 2005 RioCan reached an agreement with RBC Dominion Securities Inc. to sell $200 million principal amount of 4.91% Series F senior unsecured debentures maturing on March 8, 2011. The net proceeds from the offering, set to close on March 8, 2005, will be used to fund the redemption of RioCan's 7.05% RealFund Series A senior unsecured debentures originally due August 1, 2007.

5. On March 2, 2005 RBC Dominion Securities Inc. ("RBC") agreed to acquire 75% or more of each of the outstanding 7.07% Series A senior unsecured debentures due October 31, 2007 (the "Series A Debentures") and 7.20% Series C senior unsecured debentures due January 18, 2006 (the "Series C Debentures") in the open market, if available, at a price equal to the Canada Yield Price on the date of purchase plus accrued and unpaid interest. The Canada Yield Price is equal to the price of the debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financing practice, equal to the yield on an equivalent term Government of Canada bond on the relevant date. RioCan and RBC agreed that if RBC purchased an aggregate principal amount of Series A and Series C Debentures equal to or greater than 75% of the outstanding amounts of each series of debentures, RBC would consent to the amendment to permit RioCan to redeem both series of debentures. RBC's agreement to purchase these debentures and consent was conditional upon RioCan's commitment to redeem these two series of debentures.

   On March 7, 2005 RioCan announced that it had obtained the requisite approval from holders of the Series A and Series C Debentures to amend the trust indentures governing such debentures so as to permit their redemption, and the amendment was executed. Immediately thereafter, RioCan issued a notice of redemption to holders of the Series A and Series C Debentures. Both series of debentures will be redeemed on March 11, 2005, in accordance with their terms, at a redemption price equal to the Canada Yield Price on March 7, 2005.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "**Holder**") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Debentures as capital property and deals with RioCan at arm's length. Generally, the Debentures will be considered capital property to a Holder provided that the Holder does not hold the Debentures in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution", or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Short Form Prospectus and this prospectus supplement, the current provisions of the Tax Act and the Regulations in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administration policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

A Holder that is a corporation, partnership, unit trust or trust of any which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including an individual and trusts of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an 'investment contract' (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder's income for that or a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder's income for the taxation year or a previous taxation year. A Holder may also be required to include in computing income, the amount of any discount received or receivable by such Holder. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Holder in a taxation year may generally be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

A Holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part I.3 (Tax on Large Corporations) of the Tax Act.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing

after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicate that a consultation paper will be released shortly after the 2005 Federal Budget and that the Department of Finance will continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. Any further initiatives in this area, if any, will be taken following the completion of such consultations.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property". However, no assurances can be given that RioCan will not become a "business income trust" or that Debentures will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Debentures being distributed under the Offering. In addition to the risks described herein, reference is made to the section entitled "Risk Factors" beginning at page 70 of RioCan's current annual information form, which is incorporated herein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which RioCan can access the debenture market.

Coverage Ratios

See "Interest Coverages" which is relevant to an assessment of the risk that RioCan will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest

rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of RioCan and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this prospectus supplement will be passed upon at the date of closing on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated February 21, 2005 and the prospectus supplement of the REIT dated March 7, 2005 relating to the issue and sale of senior unsecured debentures due March 11, 2013 of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2004 and 2003, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 21, 2005.

Toronto, Canada
March 7, 2005

(Signed) SOBERMAN LLP
Chartered Accountants

UNDERWRITERS' CERTIFICATE

Dated: March 7, 2005

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada and does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

(Signed) DAVID M. DULBERG

BMO NESBITT BURNS INC.

(Signed) HAROLD M. WOLKIN

CIBC WORLD MARKETS INC.

(Signed) ALLAN S. KIMBERLEY

Document 50

UNDERWRITING AGREEMENT

March 7, 2005

RioCan Real Estate Investment Trust
The Exchange Tower
Suite 700, 130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Mr. Edward Sonshine, Q.C.

Dear Sirs:

We understand that RioCan Real Estate Investment Trust (the "Trust") desires to issue and sell $150,000,000 principal amount of senior unsecured debentures due March 11, 2013 bearing interest at a rate of 5.23% *per annum* during such term (the "Debentures") on and subject to the terms more particularly described below. We further understand that RioCan has filed a short form shelf prospectus (the "Shelf Prospectus") dated February 21, 2005 relating to the issuance of debt securities and is prepared:

(i) to create and issue the Debentures; and

(ii) to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Provinces.

RBC Dominion Securities Inc. ("RBC DS"), BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") and CIBC World Markets Inc. ("CIBC World Markets") (together, the "Underwriters") offer to purchase from the Trust, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Trust agrees to sell to the Underwriter, at the Closing Time, all, but not less than all, of the Debentures at a price of $999.61 per $1,000 principal amount thereof for an aggregate purchase price of $149,941,500 (the "Purchase Price"), plus accrued interest, if any, from March 11, 2005 to the date of delivery.

In consideration of the Underwriters' agreement to purchase the Debentures, which will result from the Trust's acceptance of this offer, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Prospectus Supplement, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the Trust agrees to pay to RBC DS, on behalf of the Underwriters, at the Closing Time, a fee equal to 0.95% of the par value of the Debentures acquired (the "Underwriting Fee").

Terms and Conditions

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"Agreement" means the agreement resulting from the acceptance by the Trust of the terms of this letter;

"AIF" means the renewal annual information form of the Trust dated April 28, 2004;

"Amendment" means, as applicable, any amendment to the Shelf Prospectus or the Supplemented Prospectus;

"Auditors" means Soberman LLP, Chartered Accountants, the auditors of the Trust;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or legal holiday in Toronto;

"Closing Date" means March 11, 2005 or such other date as the Trust and the Underwriters may mutually agree upon in writing but, in any event, not later than March 18, 2005;

"Closing Time" means 10:00 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the Trust and the Underwriters may mutually agree upon in writing;

"Debentures" means the senior unsecured debentures of the Trust due March 11, 2013, bearing interest at a rate of 5.23% payable semi-annually on March 11 and September 11 of each year (the first such interest payment being due on September 11, 2005), to be issued by the Trust as contemplated by this Agreement, having the attributes corresponding in all material respects to the descriptions thereof in this Agreement and in the Supplemented Prospectus;

"Declaration of Trust" means the amended and restated declaration of trust of the Trust, dated as of June 2, 2004;

"Documents Incorporated by Reference" means the AIF, the Trust's audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2004 and December 31, 2003, together with the Auditors' report thereon and the management discussion and analysis relating thereto, the Management Information Circular, the material change report dated September 20, 2004, in connection with the completion by the Trust of an offering of senior unsecured debentures for gross proceeds of $110 million, the material change report dated October 7, 2004 in connection with the formation by the Trust of a strategic alliance with the Canada Pension Plan Investment Board to

acquire premier regional power centres in Canada, the material change report dated December 17, 2004 in connection with the agreement between the Trust and a syndicate of underwriters to sell 7,500,000 units for gross proceeds of $130,875,000 and in connection with the agreement between the Trust, CIBC World Markets and RBC DS to sell $110 million principal amount of 3.85% Series E senior unsecured debentures, and all material change reports of the Trust (other than confidential reports) filed with the securities commissions or other regulatory bodies on or after the date of the Supplemented Prospectus, and on or before the Closing Time;

"Existing Properties" means the properties now owned by the Trust and described in the Documents Incorporated by Reference;

"Financial Information" has the meaning ascribed thereto in paragraph 4.3;

"Hazardous Material" has the meaning ascribed thereto in paragraph 6.1.20;

"Indemnified Parties" has the meaning ascribed thereto in paragraph 8.1;

"Management Information Circular" means the management information circular dated April 14, 2004 regarding the Trust's annual and special meeting of unitholders of the Trust held on June 2, 2004, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

"Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, unincorporated organization, a government or an agency or political subdivision thereof;

"Prospectus Supplement" means the prospectus supplement of the Trust, which, together with the Shelf Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Provinces (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Purchase Price" has the meaning ascribed thereto above;

"Qualification Deadline" means 5:00 p.m. Toronto time on March 8, 2005 or such later date and time as the Trust and the Underwriters may mutually agree upon in writing;

"Qualifying Provinces" means all of the provinces of Canada;

"Rating Agency" means Standard & Poor's and Dominion Bond Rating Service Limited or either of them as the context requires;

"Securities Laws" means collectively, and, as the context may require, the securities legislation, regulations and the policies of the securities regulatory

bodies of the Qualifying Provinces including, without limitation, National Instrument 44-102 of the Canadian Securities Administrators;

"Selling Firm(s)" has the meaning ascribed thereto in paragraph 2.2;

"Shelf Prospectus" means the final base shelf prospectus of the Trust dated February 21, 2005 (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Stock Exchange" means the Toronto Stock Exchange;

"Supplementary Material" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Shelf Prospectus, the Prospectus Supplement or any Amendment;

"Supplemented Prospectus" means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

"Transaction Documents" has the meaning ascribed thereto in paragraph 6.1.6;

"Trust" means RioCan Real Estate Investment Trust;

"Trust Indenture" means, collectively, the trust indenture dated March 8, 2005 between the Trust and CIBC Mellon Trust Company, as supplemented by the first supplemental trust indenture and as further supplemented by the second supplemental trust indenture to be dated the Closing Date, pursuant to which the Debentures will be created and issued;

"Underwriters" means RBC DS, BMO Nesbitt Burns and CIBC World Markets;

"Underwriters' Disclosure" means disclosure relating solely to the Underwriters and any other disclosure provided to the Trust by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"Underwriting Fee" has the meaning ascribed thereto above; and

"Units" means units of the Trust.

1.2 Whenever used in this Agreement, the terms "associate", "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms under applicable Securities Laws, and the terms "affiliate" and "subsidiary" shall have the meanings given to such terms in the *Business Corporations Act* (Ontario).

1.3 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.4 All references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriters

The Underwriters covenant with the Trust that:

2.1 the Trust is not a "related issuer" or "connected issuer" of either Underwriters; and each Underwriter, any "related issuer" of such Underwriter or the directors, officers or partners of such Underwriter or of any "related issuer" of such Underwriter is not a person to which the Trust or any "related issuer" of the Trust, or with which the Trust or any "related issuer" of the Trust has any other relationship, except that each Underwriter is the subsidiary of a Canadian chartered bank that is a lender to the Trust. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105;

2.2 they will offer the Debentures for sale to the public on behalf of the Trust, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Securities Laws, upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement; they shall ensure that each Selling Firm, prior to its appointment as such, has delivered to the Underwriters a representation to the effect that the Trust is not a "related issuer" of such Selling Firm, and that each Selling Firm, any "related issuer" of such Selling Firm and the directors, officers or partners of such Selling Firm and of any "related issuer" of such Selling Firm, is not a person to which the Trust or any "related issuer" of the Trust owes any indebtedness or with which the Trust or any "related issuer" of the Trust has any other relationship, unless the Underwriters and Trust have agreed that the Trust is not a "related issuer" or a "connected issuer" of such Selling Firm; for the purposes of the preceding sentence, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105; for the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Debentures are qualified for distribution in any province of Canada where (i) a receipt or similar document for the Shelf Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Shelf Prospectus; and (ii) the Prospectus Supplement has been filed;

2.3 they will not make use of any "greensheet" in respect of the Debentures without the approval of the Trust;

2.4 the Underwriters will notify the Trust when, in their opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the principal amount of Debentures distributed in each Qualifying Province where such breakdown is required for the purpose of calculating fees payable to a securities commission or other securities regulatory body; provided, however, that such breakdown shall be provided no later than 30 days following the date on which the distribution of the Debentures shall have ceased;

2.5 they will not make any representations or warranties with respect to the Trust or the Debentures other than as set forth in this Agreement or the Supplemented Prospectus or otherwise with the approval of the Trust; and

2.6 provided that they are satisfied, in their sole discretion, acting reasonably, that it is responsible to do so, they will execute and deliver to the Trust the certificate required to be executed by the Underwriters under applicable Securities Laws in connection with the Supplemented Prospectus and any Amendment.

3. Covenants of the Trust

The Trust covenants and agrees with the Underwriters that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor and such Debentures will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Supplemented Prospectus;

3.2 it has filed an English language Shelf Prospectus in each of the Qualifying Provinces and a French language Shelf Prospectus in the Provinces of Ontario, Quebec and New Brunswick, omitting such information as is permitted to be omitted for such documents pursuant to the Securities Laws, and has obtained a Mutual Reliance Review System ("MRRS") decision document for the Shelf Prospectus for and on behalf of the Ontario Securities Commission and the securities regulatory authority in each of the other Qualifying Provinces;

3.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public by or through the Underwriters and other investment dealers and brokers who comply with all applicable Securities Laws in each of the Qualifying Provinces; the Trust will use its reasonable best efforts to fulfil all legal requirements to permit the distribution of the Debentures in each Qualifying Province as soon as possible but in any event not later than the Qualification Deadline; such fulfilment shall include, without limiting the generality of the foregoing, compliance with all applicable Securities Laws including, without limitation, compliance with all requirements with respect to and the preparation and filing of the English language Prospectus Supplement in each of the Qualifying Provinces and a French language Prospectus Supplement in the Provinces of Ontario, Quebec and New Brunswick;

3.4 it shall allow and assist the Underwriters to participate fully in the preparation of the Prospectus Supplement and any Amendment and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as Underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation; and

3.5 it will comply with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the applicable Securities Laws in each of the Qualifying Provinces and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Underwriters in writing of the full particulars of any material change (for greater certainty, material in the context of all assets of the Trust considered together), actual, anticipated or threatened, in the operating, financial or physical condition of the Existing Properties, or any of them, or in the financial condition, assets, liabilities, business, affairs or operations of the Trust or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Shelf Prospectus, the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The Trust shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Provinces as a result of such change. The Trust shall, in good faith, first discuss with the Underwriters any change in circumstances (actual or proposed within the Trust's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 3.5 and, in any event, prior to making any filing referred to in this paragraph 3.5. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the Trust, that a material change or change in a material fact has occurred which makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, or which may result in a misrepresentation, the Trust will:

3.5.1 prepare and file promptly at the request of the Underwriters any Amendment which in their opinion, acting reasonably, may be necessary or advisable; and

3.5.2 contemporaneously with filing the Amendment under the applicable laws of the Qualifying Provinces, deliver to the Underwriters:

3.5.2.1 a copy of the Amendment, originally signed as required by the Securities Laws;

3.5.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under the applicable Securities Laws; and

3.5.2.3 such other documents as the Underwriters shall reasonably require.

4. Deliveries

The Trust shall cause to be delivered to the Underwriters:

4.1 as soon as they are available, copies of the Supplemented Prospectus and any Amendment signed, where applicable, as required by the Securities Laws;

4.2 at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, in each case in the French language,

4.2.1 an opinion of the Trust's local counsel in Quebec, dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that except for any financial statements, auditors reports, accounting data and other numerical data (collectively the "Financial Information") contained in such document, or incorporated by reference therein, the document in the French language is, in all material respects, a complete and accurate translation of the document in the English language and that such versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Underwriters, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that the Financial Information in such document, or incorporated by reference therein, in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document, or incorporated by reference therein, in the English language;

4.3 at the Closing Time and at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, a comfort letter of the Auditors dated the Closing Date or the date of the Prospectus Supplement or Amendment, as the case may be, and addressed to the Underwriters and the board of trustees of the Trust, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information contained, or incorporated by reference in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two business days prior to

the date of such letter, which letter shall be in addition to the Auditors' report incorporated by reference in the Supplemented Prospectus or Amendment and the comfort letter, if any, of the Auditors addressed, in the case of the Shelf Prospectus and the Supplemented Prospectus, to the securities regulatory authorities in the Qualifying Provinces; and

4.4 as soon as they are available, such numbers of copies of the Supplemented Prospectus and any Amendment for distribution to purchasers of the Debentures, as the Underwriters may reasonably require, without charge, in such cities in the Qualifying Provinces as the Underwriters may reasonably request.

5. Representations and Warranties - Supplemented Prospectus

5.1 The delivery to the Underwriters of the documents referred to in paragraphs 4.1, 4.2, 4.3, and 4.4 hereof shall constitute:

5.1.1 the representation and warranty of the Trust to the Underwriters that each such document at the time of its respective delivery fully complied with the requirements of the Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken together, and the Debentures as required by applicable Securities Laws; and

5.1.2 the representation and warranty of the Trust to the Underwriters, that, except as has been publicly disclosed, since December 31, 2004, there has been no material adverse change, actual, contemplated or, to the best of the Trust's knowledge, threatened, in the business, affairs, operations, assets, liabilities, contingent or otherwise, capital or ownership of the Trust.

5.2 The Trust consents to the use by the Underwriters of such documents in connection with the distribution of the Debentures in the Qualifying Provinces in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The Trust represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the Trust is a trust validly existing under the laws of the Province of Ontario, has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder;

6.1.2 the Trust is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the Qualifying Provinces;

6.1.3 the Trust has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, licences and permits and is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to obtain such licences and permits would not have a material adverse effect on the Trust's ability to carry out any of the foregoing, and all such licences, registrations, qualifications and permits are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which has a material adverse effect on the operation of the business of the Trust as now conducted or proposed to be conducted;

6.1.4 the Trust has conducted and is conducting its business in compliance with the terms and provisions of the Declaration of Trust;

6.1.5 except as disclosed to the Underwriters or as set forth in the Supplemented Prospectus and any Amendments, the Trust is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which the Trust holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; the Trust is not in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its beneficial ownership or its interest in such properties or which may have a material adverse effect upon any such properties or upon the operation of the business of the Trust as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; all leases pursuant to which the Trust derives its interests in such properties are in good standing and there has been no material default under any such leases (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty or other property taxes required to be paid with respect to such properties to the date hereof have been paid;

6.1.6 the Trust is not in default or in breach of, and the execution and delivery of this Agreement and all documents executed or delivered, or to be executed or delivered, pursuant hereto (collectively, the "Transaction Documents"), the performance and compliance with the terms of this Agreement, the Trust Indenture and the other Transaction Documents, and the issue and sale of the Debentures will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the

Declaration of Trust, any resolution of the trustees or unitholders of the Trust or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Trust is a party or by which the Trust or any of its properties is bound or any judgment, decree, order, statute, rule or regulation applicable to the Trust, except in each case, any breach or default which is immaterial;

6.1.7 the Trust has all requisite power and authority: (i) to enter into this Agreement and the Trust Indenture; (ii) to issue and deliver the Debentures in accordance with the provisions of this Agreement and the Trust Indenture; and (iii) to carry out all the terms and provisions of this Agreement, the Trust Indenture and the Debentures;

6.1.8 this Agreement, the Trust Indenture, the Debentures and the other Transaction Documents have been or will be, as the case may be, duly authorized, executed and delivered by the Trust and constitute or will constitute, as the case may be, when so executed and delivered legal, valid and binding obligations of the Trust, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought;

6.1.9 the Trust is authorized to issue an unlimited number of Units, of which 192,444,184 are issued and outstanding as at the date hereof as fully-paid and non-assessable Units;

6.1.10 the Units are listed on the Stock Exchange;

6.1.11 the Trust has no securities outstanding which are convertible into or exchangeable or exercisable for Units and there are no outstanding options on or rights to subscribe for any of the unissued Units except as described in the Documents Incorporated by Reference;

6.1.12 the publicly disclosed financial statements of the Trust have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Trust as at their respective dates and such financial statements contain no misrepresentation;

6.1.13 since December 31, 2004:

6.1.13.1 except for the Trust's regularly scheduled monthly distributions in 2004 and 2005 and the special distribution of the Trust payable to unitholders of record on December 31, 2004, no distributions to holders of Units have been declared or paid by the Trust and no capital expenditures or commitments

therefor have been made by the Trust, except in the ordinary course of business and which are not material,

6.1.13.2 the Trust has not incurred any obligation or liability, direct, contingent or otherwise, except in the ordinary course of business and which is not material, and

6.1.13.3 no transactions of a nature material to the Trust have been entered into by the Trust,

except, in each case, as will be disclosed in the Supplemented Prospectus or any Amendment thereto or except has otherwise been disclosed in writing to the Underwriters;

6.1.14 other than as may be required under the Securities Laws and the rules and by-laws of the Stock Exchange, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the execution and delivery of the Trust Indenture or the creation, issue and sale of the Debentures;

6.1.15 there is no authorization, consent or approval of, or filing with or notice to any governmental body required in connection with the execution, delivery or performance of the Trust Indenture by the Trust;

6.1.16 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the Trust, threatened, which would question the validity of the creation, issuance or sale of the Debentures or the validity of any action taken or to be taken by the Trust in connection with this Agreement or the Trust Indenture;

6.1.17 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on a credit watch or comparable downgrade warning by either Rating Agency;

6.1.18 on or before the Closing Time, all actions required to be taken by or on behalf of the Trust, including the passing of all requisite resolutions of its trustees shall have occurred so as to validly authorize the entering into by the Trust of the Trust Indenture, the creation, issuance and sale of the Debentures and the performance of the Trust's obligations hereunder;

6.1.19 all of the Trust's real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against, with reasonable deductibles; all buildings constructed by the Trust were constructed in accordance with building permits properly issued therefor, if required, and all of the Trust's buildings are in material compliance with all applicable building and zoning by-laws; and there are no material defects in such buildings; except as disclosed to the

Underwriters, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority except where the failure to comply with such work orders or deficiency notices would not have a material adverse effect on the Trust and there is no material matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance, except as previously disclosed in writing to the Underwriters or where it would not have a material adverse effect on the Trust; and

6.1.20 except as previously disclosed in writing to the Underwriters or where it would not have a material adverse effect on the Trust, all of the Trust's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits; none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or, to the best of the Trust's knowledge, is subject to any investigation, by or on behalf of the Trust, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material into the environment; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material or reporting a spill or release of a Hazardous Material into the environment involving any of the Trust's real properties other than those which have been remedied; none of the Trust's real properties has been used, during the time the Trust has owned such properties, as a waste storage site or to operate a waste management business; the Trust has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Trust's real properties or the buildings and operations thereon; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; to the knowledge of the Trust, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural

environment or human health; and for the purposes of this paragraph 6.1.20, "Hazardous Material" means any contaminant, pollutant, waste, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, waste, subject waste, deleterious substance, industrial waste, toxic matter, hazardous waste or dangerous goods as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, P.O. Box 24, Toronto, Ontario M5B 2M6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the Trust covenants to use its best efforts to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

7.2.1 receipt by the Underwriters of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the Trust's counsel, Goodmans LLP, and from the Underwriters' counsel, Torys LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limiting the generality of the foregoing, the execution, certification, issue and delivery of the Debentures, the authorization, execution, and delivery of the Trust Indenture, the fulfilment of and compliance with the terms and conditions of this Agreement and the Trust Indenture, the enforceability of the Trust Indenture and the Debentures, the appointment of CIBC Mellon Trust Company as trustee under the Trust Indenture, and the qualification of the Debentures as investments under the statutes listed in the Supplemented Prospectus, it being understood that such counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust's officers; and the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust or any of its affiliates;

7.2.1.2 an opinion of the Trust's local counsel in Quebec, dated the date of delivery and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

7.2.1.3 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and the chief financial officer of the Trust, or such other officers of the Trust as may be acceptable to the Underwriters, acting reasonably, certifying that (i) the Trust has complied with all terms and conditions of this Agreement to be complied with by the Trust at or prior to the Closing Time; (ii) the representations and warranties of the Trust contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Units has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since December 31, 2004 there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing), and certifying to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

7.2.1.4 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.5 evidence satisfactory to the Underwriters that the Trust has authorized and approved this Agreement and the Trust Indenture, the creation, issuance and sale of the Debentures and all matters relating thereto; and

7.2.1.6 one definitive certificate representing a document constituting the Debentures registered in the name of CDS & Co., or in such name or names as the Underwriters may direct, against payment to the Trust, or as the Trust may direct, of the Purchase Price by wire transfer payable in Toronto,

all in form and substance reasonably satisfactory to the Underwriters;

7.2.2 the Prospectus Supplement and any Amendments shall have been filed with the applicable securities regulatory authority in each of the Qualifying Provinces in accordance with Securities Laws;

7.2.3 confirmation in form acceptable to the Underwriters that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on ratings alert or other comparable downgrade warning by either Rating Agency;

7.2.4 the representations and warranties of the Trust contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

7.2.5 the Trust having complied with all covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.6 the Underwriters not having previously terminated their obligations pursuant to paragraph 10 of this Agreement.

7.3 It shall be a condition precedent to the Trust's obligations to issue the Debentures that:

7.3.1 the Underwriters shall have delivered or caused to be delivered to the Trust a wire transfer representing the Purchase Price payable by the Underwriters for the Debentures, less an amount equal to the full amount of the Underwriting Fee;

7.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time (which condition may be waived in writing, in whole or in part, by the Trust); and

7.3.3 no order shall have been made by any securities regulatory authority in any Qualifying Province which restricts in any manner the distribution of the Debentures.

7.4 The Trust shall make all necessary arrangements for the exchange of the definitive certificate representing or document constituting the Debentures delivered pursuant to paragraph 7.2.1.6 hereof, on the date of delivery, at the principal office in Toronto of the duly appointed registrar and transfer agent for the Debentures, or its agent, for definitive certificates representing or documents constituting the Debentures in such amounts and registered in such names as shall be designated in writing by any Selling Firm not less than 24 hours prior to the Closing Time. All such exchanges are to be made without cost to the Selling Firms, other than any applicable transfer taxes.

8. Indemnity

8.1 The Trust shall protect and indemnify the Underwriters and the Underwriters' directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the distribution of the Debentures), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment or Supplementary Material (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or distribution of the Debentures or any of them or any other securities of the Trust in any of the Qualifying Provinces.

8.2 If any claim contemplated by this paragraph 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Trust as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the Trust therefrom, affect the Trust's liability under this paragraph 8) and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Trust or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Trust; or (iii) the named parties to any such suit include both the Indemnified Party and the Trust and the Indemnified Party

shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust (in each of which cases the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the Trust to constitute the Underwriters as trustees for the Underwriters' directors, officers and employees, of the covenants of the Trust under this paragraph 8 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The Trust hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Trust by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment or Supplementary Material (except facts or information relating solely to Underwriters' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the Trust shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriters on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the Underwriting Fee.

The relative benefits received by the Trust on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the Underwriting Fee) is to the Underwriting Fee. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Whether or not the transactions herein contemplated shall be completed, all expenses of the Trust related to, or incidental to, the authorization, issue, delivery and sale of the Debentures and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Trust; provided, however, that the reasonable fees and disbursements of the Underwriters' counsel shall be paid by the Underwriters and, provided further, that such fees and disbursements and the Underwriters' reasonable "out-of-pocket" expenses shall be reimbursed by the Trust to the Underwriters in the event that the closing of the purchase and sale of the Debentures provided for in this Agreement does not occur as a result of the failure of the Trust to comply with the terms of this Agreement.

10. Termination

10.1 In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on the Underwriters' part, such Underwriter's obligations under this Agreement:

10.1.1 if, prior to the Closing Time, any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province of Canada, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the reasonable opinion of the Underwriters operates to prevent or restrict the trading in the Debentures or any other securities of the Trust or the distribution of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.2 if, prior to the Closing Time, there shall occur any change as is contemplated in paragraph 3.5 (other than a change related solely to the Underwriters), which in the reasonable opinion of the Underwriters could be expected to have a material adverse effect on the market price or value of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.3 if, prior to the Closing Time, there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, seriously affects, or may seriously affect, the financial markets or the business of the Trust, by giving the Trust written notice to that effect not later than the Closing Time; or

10.1.4 if, prior to the Closing Time, there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada) or other applicable

legislation, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriters, might reasonably be expected to have a material adverse effect on the tax consequences associated with the purchase, holding or resale of the Debentures or on any distribution that would be made by the Trust to the holders of such Debentures.

If the Underwriters terminate their obligations hereunder pursuant to this paragraph 10, the Trust's liability hereunder to the Underwriters shall be limited to the Trust's obligations under paragraphs 8 and 9 hereof.

11. Reliance on RBC DS

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by RBC DS, with the exception of the matters contemplated by paragraph 8 and paragraph 10, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the Trust for accepting notification of any such steps or other actions from RBC DS. RBC DS hereby agrees to use its reasonable best efforts to consult with RBC DS prior to taking any step or other action pursuant to this paragraph 11

12. Underwriters' Obligation to Purchase Debentures

12.1 The Underwriters' obligation to purchase the Debentures at the Closing Time shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the following percentages of the aggregate amount of Debentures to be purchased at that time:

RBC DS	75.0%
CIBC World Markets	12.5%
BMO Nesbitt Burns	12.5%

12.2 If an Underwriter fails to purchase its applicable percentage of the aggregate amount of the Debentures at the Closing Time, the other Underwriters shall have the right, but shall not be obligated, to purchase all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriter which fails to purchase. If such right is not exercised, the Underwriter that is able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust of reasonable evidence of its ability and willingness to fulfill its obligations hereunder at the Closing Time, and the Trust shall be relieved of all obligations to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8 and 9. Nothing in this paragraph 12.2 shall oblige the Trust to sell to one or more Underwriters less than all of the aggregate amount of the Debentures or shall relieve any Underwriter in default hereunder from liability to the Trust.

12.3 Nothing in this Agreement shall impose on any Underwriter liability to the Trust in respect of the default by the other Underwriter of its obligations under this Agreement.

13. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Trust prior to the Closing Time shall be construed as conditions, and any breach or failure by the Trust to comply with any of such terms and conditions shall entitle either Underwriter to terminate such Underwriter's obligations to purchase the Debentures by written notice to that effect given to the Trust prior to the Closing Time. It is understood and agreed that either Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriter's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If an Underwriter elects to terminate such Underwriter's obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the liability of the Trust hereunder shall be limited to the indemnity referred to in paragraph 8 hereof and the payment of expenses referred to in paragraph 9 hereof.

14. Survival

All warranties, representations, covenants and agreements of the Trust herein contained or contained in any other Transaction Documents shall survive the purchase by the Underwriters of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Debentures. Such warranties, representations, covenants and agreements of the Trust shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or exercise a right of recession, with respect to a misrepresentation contained in the Supplemented Prospectus, or an Amendment or either of them, pursuant to applicable Securities Laws in any of the Qualifying Provinces.

15. Concurrent Offerings

The Trust shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed, create issue or sell any debt securities of the Trust with a term to maturity greater than one year, or any securities convertible into or exchangeable for such debt securities or enter into an agreement to do any of the foregoing, for the period up to and including 60 days after the Closing Date other than:

(i) the Debentures; and

(ii) mortgages, charges and similar instruments granted on specific properties now owned or hereafter acquired by the Trust or any of its affiliates.

16. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile on a Business Day to the following addresses:

in the case of the Trust:
The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2
Attention: Edward Sonshine
Facsimile Number: (416) 866-3020

in the case of RBC DS:
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario
M5J 2W7
Attention: David M. Dulberg
Facsimile Number: (416) 842-8910

in the case of BMO Nesbitt Burns:
1 First Canadian Place
4th Floor, P.O. Box 150
Toronto, Ontario
M5X 1H3
Attention: Harold M. Wolkin
Facsimile Number: (416) 359-7300

in the case of CIBC World Markets:
BCE Place, P.O. Box 500
161 Bay Street, 7th Floor
Toronto, Ontario
M5J 2S8
Attention: Allan S. Kimberley
Facsimile Number: (416) 956-6320

The Trust or any Underwriter may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by facsimile if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

17. Time of Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder.

19. Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to RBC DS on behalf of the undersigned.

Yours very truly,

RBC DOMINION SECURITIES INC.

"David M. Dulberg"
David M. Dulberg
Managing Director

BMO NESBITT BURNS INC.

"Harold M. Wolkin"
Harold M. Wolkin
Managing Director

CIBC WORLD MARKETS INC.

"Allan S. Kimberley"
Allan S. Kimberley
Managing Director

Accepted and agreed to as of March 7, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf"
Robert Wolf
Vice-President and Chief Financial Officer

Document 51

Saskatchewan
Financial Services
Commission

6th Floor
1919 Saskatchewan Drive
Regina, Canada
S4P 3V7

(306) 787-5645
(306) 787-5899 Telefax

RECEIPT FOR FINAL SECURITIES OFFERING DOCUMENT

RIOCAN REAL ESTATE INVESTMENT TRUST

Receipt is hereby acknowledged of a Prospectus Supplement dated March 1, 2005 to the Short Form Shelf Offering Prospectus dated February 21, 2005 of the above Issuer(s), for the sale of

$200,000,000
4.91% Series F Debentures Due March 8, 2011
(Senior Unsecured)

Issued at Regina, Saskatchewan on March 2, 2005
Filing Fee Received: $1000.00

"Ian McIntosh"
(Deputy) Director
Saskatchewan Financial Services Commission

To: Goodmans LLP
Attention: Richard Warren
Project# 738405

Document 52

March 1, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a prospectus supplement dated March 1, 2005 to a base shelf short form prospectus of the REIT dated February 21, 2005 relating to the offer for sale and issue of senior unsecured debt securities.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 21, 2005 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2004 and 2003;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the prospectus supplement dated March 1, 2005 to the base shelf short form prospectus dated February 21, 2005 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Soberman LLP

Chartered Accountants

2 St. Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Document 53

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

March 1, 2005

HARD COPY ON FILE
VIA SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
Prospectus Supplement dated March 1, 2005
to Short Form Base Shelf Prospectus dated February 21, 2005

We refer to the Prospectus Supplement of the REIT dated March 1, 2005 (the "Prospectus Supplement") relating to the qualification of the distribution of $200,000,000 debt securities (senior unsecured) of the REIT.

We hereby consent to the legal opinions contained in the Prospectus Supplement under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Consideration". In addition, we consent to the reference to our name in the Prospectus Supplement on the cover page and under the heading "Legal Matters".

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus Supplement or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

Document 54

TORYS LLP
NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

RECEIVED
2005 SEP 23 A 10:15

March 1, 2005

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Offering of Senior Unsecured Debentures

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated March 1, 2005 (the "Prospectus") relating to the offering of senior unsecured debentures.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

5192774.1
31351-2010

Document 55

PROSPECTUS SUPPLEMENT
To a Short Form Prospectus Dated February 21, 2005

This prospectus supplement together with the short form prospectus to which it relates dated February 21, 2005, as amended or supplemented, and each document deemed to be incorporated by reference in the short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

New Issue March 1, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$200,000,000

4.91% Series F Debentures Due March 8 2011

(Senior Unsecured)

Interest on the 4.91% Series F Debentures (the "**Debentures**") of RioCan Real Estate Investment Trust ("**RioCan**") will be payable semi-annually in arrears on March 8 and September 8 in each year commencing September 8, 2005. The Debentures will mature on March 8, 2011. Please See "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

	Price to RioCan(1)	Underwriter's Fee(2)	Net Proceeds to RioCan(3)
Per $1,000 principal amount of Debentures	$999.74	$7.50	$992.24
Total	$199,948,000	$1,500,000	$198,448,000

(1) The Debentures have been priced to yield 4.915% if held to maturity.

(2) Consists of an Underwriter's fee of $1,500,000.

(3) Plus accrued interest, if any, from March 8, 2005 to the date of delivery.

RBC Dominion Securities Inc. (the "**Underwriter**") has agreed to purchase the Debentures from RioCan at 99.974% of their principal amount, plus accrued interest (if any) from March 8, 2005 to the date of delivery, subject to the terms and conditions of the underwriting agreement described under "Plan of Distribution".

RBC Dominion Securities Inc. is a subsidiary of a Canadian chartered bank (the "Bank"). The Bank is a lender to RioCan. Consequently, RioCan may be considered to be a connected issuer of the Underwriter under applicable Canadian securities legislation. See "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriter. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures.

The Underwriter, as principal, conditionally offers the Debentures, subject to prior sale, if, as and when issued by RioCan and accepted by the Underwriter in accordance with the conditions of the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of RioCan by Goodmans LLP and on behalf of the Underwriter by Torys LLP.

RioCan has been advised by the Underwriter that, in connection with this offering, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please See "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on March 8, 2005 or on such other date as RioCan and the Underwriter may agree but not later than March 15, 2005 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form prospectus of RioCan dated February 21, 2005 (the "**Short Form Prospectus**"), solely for the purpose of offering the Debentures. Other documents are also incorporated, or deemed to be incorporated, by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033). For the purposes of the Province of Quebec, this prospectus supplement contains information

to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the issuer at the above mentioned address and telephone number.

NON GAAP FINANCIAL MEASURES

Recurring Distributable Income ("**RDI**") and Funds from Operations ("**FFO**") are not measures recognized under Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance and RioCan believes that RDI, in particular, is a relevant measure of its ability to earn and distribute cash returns to unitholders. The GAAP measurement most directly comparable to RDI and FFO is net earnings (to which reconciliation is provided in RioCan's management's discussion and analysis). RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of RioCan's performance. RioCan's method of calculating RDI and FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

ELIGIBILITY FOR INVESTMENT

At the date of closing, the purchase of the Debentures will not be prohibited, subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes and the applicable regulations:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act 1985 (Canada)
Pension Benefits Act (Ontario)

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP counsel to the Underwriter, at the date of closing, the Debentures will not be a prohibited investment for a registered pension plan under the *Income Tax Act* (Canada) (the "**Tax Act**") other than a plan for which RioCan, or a person who is connected with, controlled directly or indirectly in any manner or that does not deal at arm's length with RioCan, is the employer. As long as RioCan is a mutual fund trust, the units of which are listed on a prescribed stock exchange, the Debentures will be qualified investments under the Tax Act and the regulations thereunder (the "**Regulations**") for a trust governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan (collectively "**Plans**"), other than a deferred profit sharing plan for which RioCan, or a corporation with which RioCan does not deal at arm's length, is the employer. Based, in part, on a certificate of RioCan as to certain factual matters, the Debentures, if issued on the date of this Prospectus Supplement, would not, on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those tax-exempt entities subject to foreign property limitations.

On February 23, 2005 the Minister of Finance (Canada) released the 2005 Federal Budget. The 2005 Federal Budget included a Notice of Ways and Means Motion to Amend the Tax Act containing a proposal that would eliminate foreign property limitations effective as of the beginning of 2005.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicated that a consultation paper will be released shortly after the 2005 Federal Budget and that the Department of Finance will continue to monitor developments in the markets

for business income trusts and other flow-through entities during the consultation period. Any further initiatives in this area, if any, will be taken following the completion of such consultations. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property" for the purposes of the Budget Proposals. See "Certain Canadian Federal Income Tax Considerations — Budget Proposals".

CREDIT RATINGS

Standard & Poor's Rating Services (S&P) and the Dominion Bond Rating Service Limited (DBRS) provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided RioCan with an entity credit rating of BBB and a credit rating of BBB– relating to the Debentures. DBRS has provided RioCan with a credit rating of BBB (stable) relating to the Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies. The credit ratings accorded to the Debentures are not recommendations to purchase, hold or sell the Debentures. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITS and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). RioCan has a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

DEFINITIONS

The following terms used below are defined in the Series F Indenture (as defined below under "**Details of the Offering**") substantially as follows.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of unitholders' equity of RioCan and the accumulated building amortization recorded in the books and records of RioCan in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of RioCan as of any date means the total assets of RioCan, excluding goodwill, determined on a consolidated basis plus accumulated building amortization of income properties determined in accordance with generally accepted accounting principles.

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Change of Control**" means the acquisition by a person, or group of persons acting jointly and in concert, of units of RioCan (and/or securities convertible into units of RioCan) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the units of RioCan.

"**Consolidated EBITDA**" for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense of RioCan for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of RioCan for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" as at any date means the consolidated Indebtedness of RioCan as at such date determined, except as otherwise expressly provided in the Series 1 Indenture or in the Trust Indenture (both as defined under "**Details of the Offering**"), in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of RioCan for any period means the aggregate amount of interest expense of RioCan in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by RioCan during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of RioCan in respect of convertible debt Indebtedness (as defined below) will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" for any period means the net income (loss) of RioCan for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of RioCan, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**generally accepted accounting principles**" means, as at any date of determination, Canadian generally accepted accounting principles in effect as of the date thereof.

"**Indebtedness**" of any Person means (without duplication) (i) any obligation of such Person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such Person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such Person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such Person and (v) any obligations of the type referred to in clauses (i) through (iv) of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of RioCan in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, all of which will be deemed not to be Indebtedness for the purpose of this definition.

"**Lien**" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

"**Material Subsidiary**" at any date, means any Subsidiary which constitutes more than 10% of the Adjusted Unitholders' Equity calculated as at such date.

"**Subsidiary**" has the meaning ascribed to it in the Securities Act (Ontario) (applied as if RioCan were a corporation for such purposes).

INTEREST COVERAGES

The interest on RioCan's debt for the 12 months ended December 31, 2004 was $146,747,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $388,218,000, which is 2.65 times RioCan's interest requirements for such period. After giving *pro forma* effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the audited annual financial statements of RioCan for the year ended December 31, 2004 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's interest requirements for such period would have been $159,962,000 and its net income (before deducting interest expense and income taxes, depreciation and amortization) for such period would have been $388,218,000, which is 2.43 times RioCan's interest requirements for such period. If the one time incurrence of certain costs involved in the retirement of the 7.05% RealFund Series A senior unsecured debentures originally due August 1, 2007 is included, RioCan's interest requirements for the same period would have been $172,597,000 and its net income (before deducting interest expense and income taxes, depreciation and amortization) for such period would have been $388,218,000, which is 2.25 times RioCan's interest requirements for such period.

For the purposes of the interest coverages described above, RioCan's net income is determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any RioCan asset other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of units outstanding and indebtedness of RioCan since December 31, 2004, the date of RioCan's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than the issuance of 8,250,000 units pursuant to a public offering that was completed January 4, 2005, 339,334 units issued pursuant to RioCan's distribution reinvestment plan, 6,921 units issued pursuant to RioCan's unit purchase plan, 128,000 units issued pursuant to RioCan's unit option plan and a net increase in indebtedness of approximately $57,766,381, which has been incurred in the ordinary course of business.

DETAILS OF THE OFFERING

*The following is a brief summary of the material attributes and characteristics of the Debentures which does not purport to be complete. For full particulars, reference is made to the trust indenture (the "**Trust Indenture**") to be dated as of March 8, 2005 described in the Short Form Prospectus as amended or restated from time to time, and to the first supplemental trust indenture to be dated as of March 8, 2005 between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**") providing, among other things, for the creation and issue of the Debentures (the Trust Indenture, as supplemented by the first supplemental trust indenture, are collectively referred to as the "**Series F Indenture**").*

General

The Debentures will be issued in $1,000 denominations limited to $200,000,000 aggregate principal amount, will be dated March 8, 2005, will bear interest at the rate of 4.91% per annum, payable in semi-annual instalments on March 8 and September 8 in each year, with the first payment of interest due on September 8, 2005, and will mature on March 8, 2011.

Rank

The Debentures will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated Indebtedness of RioCan, except to the extent prescribed by law.

Redemption by RioCan

At its option, RioCan may redeem the Debentures at any time, in whole or in part, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. RioCan will give notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption. Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purposes of the foregoing provisions, the following terms will be defined in the Series 1 Indenture substantially as follows:

"**Canada Yield Price**" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus 0.25%, on the date on which RioCan gives notice of redemption of the Debentures pursuant to the Series F Indenture.

"**Government of Canada Yield**" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date of the Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by RioCan.

Purchase of Debentures

RioCan may at any time and from time to time purchase Debentures in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debentures that are so purchased will be cancelled and will not be reissued or resold.

Certain Covenants

The Series F Indenture will contain covenants substantially to the following effect, in addition to those prescribed in the Trust Indenture.

Consolidated EBITDA to Consolidated Interest Expense Ratio

RioCan will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

Restrictions on Additional Indebtedness

RioCan will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "**Indebtedness Percentage**"), would be less than or equal to 60% (the "**Debt Incurrence Tests**").

Equity Maintenance

RioCan will maintain an Adjusted Unitholders' Equity of at least $1 billion.

The interest coverage as at December 31, 2004 determined in accordance with the Series F Indenture after giving effect to this offering are as set out above (please see "Interest Coverages").

The Series F Indenture will provide that the Indebtedness Percentage will be calculated on a pro forma basis as at the date of RioCan's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred and the application of the proceeds therefrom and to any

other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

Restrictions on Consolidations and Mergers

RioCan may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(i) the entity formed by such consolidation or amalgamation or into which RioCan is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of RioCan substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental trust indenture all the obligations of RioCan under the Series F Indenture and the Debentures;

(ii) immediately before and immediately after giving effect to such transaction, no Event of Default (as defined in the Trust Indenture) has occurred and is continuing; and

(iii) immediately after giving effect to such transaction, the surviving entity could incur at least $1.00 of additional Indebtedness.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("**Participants**") in the depository service of The Canadian Depository for Securities Limited or a successor ("**CDS**"), which include securities brokers and dealers, banks and trust companies. On the date of closing, RioCan will cause a global certificate or certificates representing the Debentures (each, a "**Global Debenture**") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from RioCan or CDS evidencing that Debentureholder's ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) RioCan determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and RioCan is unable to locate a qualified successor, (ii) RioCan at its option elects, or is required by law, to terminate the book-entry system through CDS or (iii) after the occurrence of an Event of Default, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder's interest in the Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of RioCan. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Series 1 Indenture and the Debentures.

RioCan expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. RioCan also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of RioCan and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

In the event of a Change of Control, the Holders may require RioCan to repurchase their Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Debentures plus (ii) all accrued interest to the date of repurchase.

PLAN OF DISTRIBUTION

Under an underwriting agreement (the "**Underwriting Agreement**") dated March 1, 2005 between the Underwriter and RioCan, RioCan has agreed to sell and the Underwriter has agreed to purchase, on March 8, 2005 or such other date as may be agreed upon, but not later than March 15, 2005, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, $200,000,000 principal amount of Debentures at a price equal to 99.974% of their principal amount, plus accrued interest (if any) from March 8, 2005 to the date of delivery, payable in cash to RioCan against delivery of such principal amount of Debentures. The Underwriting Agreement provides that RioCan will pay the Underwriter a fee of $1,500,000 on account of underwriting services rendered in connection with this offering. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriter with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriter's overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriter to RioCan.

RioCan has been advised by the Underwriter that, in connection with this offering, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriter is a wholly owned subsidiary of a Canadian chartered bank (the "**Bank**"), which is a lender to RioCan. As of March 1, 2005, RioCan was indebted to the Bank in an aggregate amount of approximately $34.853 million, which debt is secured by specific properties. Consequently, RioCan may be considered a connected issuer of the Underwriter for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, RioCan is in compliance with the terms of its indebtedness. Since the date the indebtedness to the Underwriter was incurred, the financial position of RioCan and the value of the collateral granted as security for the indebtedness have not materially changed. The Underwriter has advised that the decision to underwrite the offering was made independently of the Bank and the Bank had no influence as to the determination of the terms of the distribution. The Underwriter will not receive any benefit in connection with this offering other than the Underwriter's fee payable by RioCan.

USE OF PROCEEDS

The estimated net proceeds to RioCan from this offering, after deducting the Underwriter's fees and the estimated expenses of the issue, will be approximately $198,348,000. RioCan will use the net proceeds of this offering to fund the cost of redeeming its 7.05% RealFund Series A senior unsecured debentures originally due August 1, 2007 and in part to fund the maturity of its 6.50% Series B senior unsecured debentures due April 25, 2005 as well as for general trust purposes.

RECENT DEVELOPMENTS

The following is a summary of the developments in the business and affairs of RioCan since the date of RioCan's current annual information form and which have not been described elsewhere in this prospectus supplement or in the documents incorporated by reference herein:

1. On March 1, 2005 RioCan issued a notice of redemption to holders of its 7.05% RealFund Series A senior unsecured debentures due August 1, 2007. RioCan also announced its intention to seek approval for amendments to be made to permit the redemption of its 7.07% Series A senior unsecured debentures due October 31, 2007 and its 7.20% Series C senior unsecured debentures due January 18, 2006. Subject to the approval of the debentureholders, RioCan intends to amend the trust indenture for each series of debentures to permit their redemption and then complete the redemption of these debentures.
2. On March 1, 2005 the board of trustees of RioCan approved, subject to unitholder approval, an amendment to RioCan's declaration of trust so as to permit the board of trustees, where they determine it is appropriate to do so in any year, to permit RioCan to retain, on a per unit basis, up to 20% of its distributable income (determined in accordance with the terms of the declaration of trust) from the distributions to be paid to unitholders. For greater clarity, while this amendment will permit RioCan to retain more of its distributable income, RioCan does not intend to reduce distributions but rather will reduce its payout ratio by retaining a greater proportion of the growth in its distributable income.
3. On March 1, 2005 the board of trustees of RioCan approved, subject to unitholder approval, amendments to RioCan's unit option plan to (i) increase the number of units of RioCan reserved for issuance under such plan by 5,200,000, and (ii) provide for a detailed procedure for amending the terms of the unit option plan, including what amendments will require unitholder approval.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP, counsel to the Underwriter, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "**Holder**") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Debentures as capital property and deals with RioCan at arm's length. Generally, the Debentures will be considered capital property to a Holder provided that the Holder does not hold the Debentures in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution", or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Short Form Prospectus and this prospectus supplement, the current provisions of the Tax Act and the Regulations in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administration policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

A Holder that is a corporation, partnership, unit trust or trust of any which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including an individual and trusts of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an 'investment contract' (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder's income for that or a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder's income for the taxation year or a previous taxation year. A Holder may also be required to include in computing income, the amount of any discount received or receivable by such Holder. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Holder in a taxation year may generally be deducted from taxable

capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Holder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

A Holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part 1.3 (Tax on Large Corporations) of the Tax Act.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. As part of the release of the 2005 Federal Budget, the Minister of Finance (Canada) issued further statements in respect of the Budget Proposals advising that the Department of Finance will continue to consult stakeholders on tax issues related to business income trusts and other flow-through entities. These statements indicated that a consultation paper will be released shortly after the 2005 Federal Budget and that the Department of Finance will continue to monitor developments in the markets for business income trusts and other flow-through entities during the consultation period. Any further initiatives in this area, if any, will be taken following the completion of such consultations.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property". However, no assurances can be given that RioCan will not become a "business income trust" or that Debentures will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Debentures being distributed under the Offering. In addition to the risks described herein, reference is made to the section entitled "Risk Factors" beginning at page 70 of RioCan's current annual information form, which is incorporated herein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which RioCan can access the debenture market.

Coverage Ratios

See "Interest Coverages" which is relevant to an assessment of the risk that RioCan will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of RioCan and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this prospectus supplement will be passed upon at the date of closing on behalf of RioCan by Goodmans LLP and on behalf of the Underwriter by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated February 21, 2005 and the prospectus supplement of the REIT dated March 1, 2005 relating to the issue and sale of senior unsecured debentures due March 8, 2011 of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2004 and 2003, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 21, 2005.

Toronto, Canada
March 1, 2005

(Signed) SOBERMAN LLP
Chartered Accountants

UNDERWRITERS' CERTIFICATE

Dated: March 1, 2005

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada and does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

(Signed) DAVID M. DULBERG

Document 56

UNDERWRITING AGREEMENT

March 1, 2005

RioCan Real Estate Investment Trust
The Exchange Tower
Suite 700, 130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Mr. Edward Sonshine, Q.C.

Dear Sirs:

We understand that RioCan Real Estate Investment Trust (the "Trust") desires to issue and sell $200,000,000 principal amount of senior unsecured debentures due March 8, 2011 bearing interest at a rate of 4.91% *per annum* during such term (the "Debentures") on and subject to the terms more particularly described below. We further understand that RioCan has filed a short form shelf prospectus (the "Shelf Prospectus") dated February 21, 2005 relating to the issuance of debt securities and is prepared:

(i) to create and issue the Debentures; and

(ii) to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Provinces.

RBC Dominion Securities Inc. (the "Underwriter") offers to purchase from the Trust, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Trust agrees to sell to the Underwriter, at the Closing Time, all, but not less than all, of the Debentures at a price of $999.74 per $1,000 principal amount thereof for an aggregate purchase price of $199,948,000 (the "Purchase Price"), plus accrued interest, if any, from March 8, 2005 to the date of delivery.

In consideration of the Underwriter's agreement to purchase the Debentures, which will result from the Trust's acceptance of this offer, and in consideration of the services to be rendered by the Underwriter in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Prospectus Supplement, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the Trust agrees to pay to the Underwriter, at the Closing Time, a fee equal to 0.75% of the par value of the Debentures acquired (the "Underwriting Fee").

Terms and Conditions

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"Agreement" means the agreement resulting from the acceptance by the Trust of the terms of this letter;

"AIF" means the renewal annual information form of the Trust dated April 28, 2004;

"Amendment" means, as applicable, any amendment to the Shelf Prospectus or the Supplemented Prospectus;

"Auditors" means Soberman LLP, Chartered Accountants, the auditors of the Trust;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or legal holiday in Toronto;

"Closing Date" means March 8, 2005 or such other date as the Trust and the Underwriter may mutually agree upon in writing but, in any event, not later than March 15, 2005;

"Closing Time" means 10:00 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the Trust and the Underwriter may mutually agree upon in writing;

"Debentures" means the senior unsecured debentures of the Trust due March 8, 2011, bearing interest at a rate of 4.91% payable semi-annually on March 8 and September 8 of each year (the first such interest payment being due on September 8, 2005), to be issued by the Trust as contemplated by this Agreement, having the attributes corresponding in all material respects to the descriptions thereof in this Agreement and in the Supplemented Prospectus;

"Declaration of Trust" means the amended and restated declaration of trust of the Trust, dated as of June 2, 2004;

"Documents Incorporated by Reference" means the AIF, the Trust's audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2004 and December 31, 2003, together with the Auditors' report thereon and the management discussion and analysis relating thereto, the Management Information Circular, the material change report dated September 20, 2004, in connection with the completion by the Trust of an offering of senior unsecured debentures for gross proceeds of $110 million, the material change report dated October 7, 2004 in connection with the formation by the Trust of a strategic alliance with the Canada Pension Plan Investment Board to

acquire premier regional power centres in Canada, the material change report dated December 17, 2004 in connection with the agreement between the Trust and a syndicate of underwriters to sell 7,500,000 units for gross proceeds of $130,875,000 and in connection with the agreement between the Trust and CIBC World Markets Inc. to sell $110 million principal amount of 3.85% Series E senior unsecured debentures, and all material change reports of the Trust (other than confidential reports) filed with the securities commissions or other regulatory bodies on or after the date of the Supplemented Prospectus, and on or before the Closing Time;

"Existing Properties" means the properties now owned by the Trust and described in the Documents Incorporated by Reference;

"Financial Information" has the meaning ascribed thereto in paragraph 4.3;

"Hazardous Material" has the meaning ascribed thereto in paragraph 6.1.20;

"Indemnified Parties" has the meaning ascribed thereto in paragraph 8.1;

"Management Information Circular" means the management information circular dated April 14, 2004 regarding the Trust's annual and special meeting of unitholders of the Trust held on June 2, 2004, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

"Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, unincorporated organization, a government or an agency or political subdivision thereof;

"Prospectus Supplement" means the prospectus supplement of the Trust, which, together with the Shelf Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Provinces (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Purchase Price" has the meaning ascribed thereto above;

"Qualification Deadline" means 5:00 p.m. Toronto time on March 3, 2005 or such later date and time as the Trust and the Underwriter may mutually agree upon in writing;

"Qualifying Provinces" means all of the provinces of Canada;

"Rating Agency" means Standard & Poor's and Dominion Bond Rating Service Limited or either of them as the context requires;

"Securities Laws" means collectively, and, as the context may require, the securities legislation, regulations and the policies of the securities regulatory

bodies of the Qualifying Provinces including, without limitation, National Instrument 44-102 of the Canadian Securities Administrators;

"Selling Firm(s)" has the meaning ascribed thereto in paragraph 2.2;

"Shelf Prospectus" means the final base shelf prospectus of the Trust dated February 21, 2005 (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Stock Exchange" means the Toronto Stock Exchange;

"Supplementary Material" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Shelf Prospectus, the Prospectus Supplement or any Amendment;

"Supplemented Prospectus" means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

"Transaction Documents" has the meaning ascribed thereto in paragraph 6.1.6;

"Trust" means RioCan Real Estate Investment Trust;

"Trust Indenture" means, collectively, the trust indenture dated March 8, 2005 between the Trust and CIBC Mellon Trust Company, as further supplemented by the first supplemental trust indenture to be dated the Closing Date, pursuant to which the Debentures will be created and issued;

"Underwriter" means RBC Dominion Securities Inc.;

"Underwriter's Disclosure" means disclosure relating solely to the Underwriter and any other disclosure provided to the Trust by or on behalf of the Underwriter for inclusion in the applicable disclosure document;

"Underwriting Fee" has the meaning ascribed thereto above; and

"Units" means units of the Trust.

1.2 Whenever used in this Agreement, the terms "associate", "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms under applicable Securities Laws, and the terms "affiliate" and "subsidiary" shall have the meanings given to such terms in the *Business Corporations Act* (Ontario).

1.3 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.4 All references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriter

The Underwriter covenants with the Trust that:

2.1 the Trust is not a "related issuer" or "connected issuer" of the Underwriter; and the Underwriter, any "related issuer" of the Underwriter or the directors, officers or partners of the Underwriter or of any "related issuer" of the Underwriter is not a person to which the Trust or any "related issuer" of the Trust, or with which the Trust or any "related issuer" of the Trust has any other relationship, except that the Underwriter is the subsidiary of a Canadian chartered bank that is a lender to the Trust. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105;

2.2 it will offer the Debentures for sale to the public on behalf of the Trust, directly and through other investment dealers and brokers (the Underwriter, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Securities Laws, upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement; it shall ensure that each Selling Firm, prior to its appointment as such, has delivered to the Underwriter a representation to the effect that the Trust is not a "related issuer" of such Selling Firm, and that each Selling Firm, any "related issuer" of such Selling Firm and the directors, officers or partners of such Selling Firm and of any "related issuer" of such Selling Firm, is not a person to which the Trust or any "related issuer" of the Trust owes any indebtedness or with which the Trust or any "related issuer" of the Trust has any other relationship, unless the Underwriter and Trust have agreed that the Trust is not a "related issuer" or a "connected issuer" of such Selling Firm; for the purposes of the preceding sentence, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105; for the purposes of this paragraph 2.2, the Underwriter shall be entitled to assume that the Debentures are qualified for distribution in any province of Canada where (i) a receipt or similar document for the Shelf Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Shelf Prospectus; and (ii) the Prospectus Supplement has been filed;

2.3 they will not make use of any "greensheet" in respect of the Debentures without the approval of the Trust;

2.4 the Underwriter will notify the Trust when, in its opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the principal amount of Debentures distributed in each Qualifying Province where such breakdown is required for the purpose of calculating fees payable to a securities commission or other securities regulatory body; provided, however, that such breakdown shall be

provided no later than 30 days following the date on which the distribution of the Debentures shall have ceased;

2.5 it will not make any representations or warranties with respect to the Trust or the Debentures other than as set forth in this Agreement or the Supplemented Prospectus or otherwise with the approval of the Trust; and

2.6 provided that it is satisfied, in its sole discretion, acting reasonably, that it is responsible to do so, it will execute and deliver to the Trust the certificate required to be executed by the Underwriter under applicable Securities Laws in connection with the Supplemented Prospectus and any Amendment.

3. Covenants of the Trust

The Trust covenants and agrees with the Underwriter that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor and such Debentures will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Supplemented Prospectus;

3.2 it has filed an English language Shelf Prospectus in each of the Qualifying Provinces and a French language Shelf Prospectus in the Provinces of Ontario, Quebec and New Brunswick, omitting such information as is permitted to be omitted for such documents pursuant to the Securities Laws, and has obtained a Mutual Reliance Review System ("MRRS") decision document for the Shelf Prospectus for and on behalf of the Ontario Securities Commission and the securities regulatory authority in each of the other Qualifying Provinces;

3.3 it shall fulfil to the satisfaction of the Underwriter all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public by or through the Underwriter and other investment dealers and brokers who comply with all applicable Securities Laws in each of the Qualifying Provinces; the Trust will use its reasonable best efforts to fulfil all legal requirements to permit the distribution of the Debentures in each Qualifying Province as soon as possible but in any event not later than the Qualification Deadline; such fulfilment shall include, without limiting the generality of the foregoing, compliance with all applicable Securities Laws including, without limitation, compliance with all requirements with respect to and the preparation and filing of the English language Prospectus Supplement in each of the Qualifying Provinces and a French language Prospectus Supplement in the Provinces of Ontario, Quebec and New Brunswick;

3.4 it shall allow and assist the Underwriter to participate fully in the preparation of the Prospectus Supplement and any Amendment and shall allow the Underwriter to conduct all "due diligence" investigations which the Underwriter may reasonably require to fulfil the Underwriter's obligations as Underwriter and to

enable the Underwriter responsibly to execute any certificate required to be executed by the Underwriter in such documentation; and

3.5 it will comply with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the applicable Securities Laws in each of the Qualifying Provinces and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Underwriter in writing of the full particulars of any material change (for greater certainty, material in the context of all assets of the Trust considered together), actual, anticipated or threatened, in the operating, financial or physical condition of the Existing Properties, or any of them, or in the financial condition, assets, liabilities, business, affairs or operations of the Trust or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Shelf Prospectus, the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The Trust shall, to the satisfaction of the Underwriter and its counsel, acting reasonably, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Provinces as a result of such change. The Trust shall, in good faith, first discuss with the Underwriter any change in circumstances (actual or proposed within the Trust's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriter pursuant to this paragraph 3.5 and, in any event, prior to making any filing referred to in this paragraph 3.5. For greater certainty, it is understood and agreed that if the Underwriter determines, after consultation with the Trust, that a material change or change in a material fact has occurred which makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, or which may result in a misrepresentation, the Trust will:

3.5.1 prepare and file promptly at the request of the Underwriter any Amendment which in its opinion, acting reasonably, may be necessary or advisable; and

3.5.2 contemporaneously with filing the Amendment under the applicable laws of the Qualifying Provinces, deliver to the Underwriter:

3.5.2.1 a copy of the Amendment, originally signed as required by the Securities Laws;

3.5.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures, and filed with the Amendment under the applicable Securities Laws; and

3.5.2.3 such other documents as the Underwriter shall reasonably require.

4. Deliveries

The Trust shall cause to be delivered to the Underwriter:

4.1 as soon as they are available, copies of the Supplemented Prospectus and any Amendment signed, where applicable, as required by the Securities Laws;

4.2 at the time of the delivery to the Underwriter pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, in each case in the French language,

4.2.1 an opinion of the Trust's local counsel in Quebec, dated the date of such document, and acceptable in form and substance to the Underwriter's counsel, acting reasonably, that except for any financial statements, auditors reports, accounting data and other numerical data (collectively the "Financial Information") contained in such document, or incorporated by reference therein, the document in the French language is, in all material respects, a complete and accurate translation of the document in the English language and that such versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Underwriter, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriter's counsel, acting reasonably, that the Financial Information in such document, or incorporated by reference therein, in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document, or incorporated by reference therein, in the English language;

4.3 at the Closing Time and at the time of the delivery to the Underwriter pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, a comfort letter of the Auditors dated the Closing Date or the date of the Prospectus Supplement or Amendment, as the case may be, and addressed to the Underwriter and the board of trustees of the Trust, in form and substance satisfactory to the Underwriter, acting reasonably, relating to the verification of the Financial Information contained, or incorporated by reference in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two business days prior to the date of such letter, which letter shall be in addition to the Auditors' report incorporated by reference in the Supplemented Prospectus or Amendment and the comfort letter, if any, of the Auditors addressed, in the case of the Shelf Prospectus and the Supplemented Prospectus, to the securities regulatory authorities in the Qualifying Provinces; and

4.4 as soon as they are available, such numbers of copies of the Supplemented Prospectus and any Amendment for distribution to purchasers of the Debentures, as the Underwriter may reasonably require, without charge, in such cities in the Qualifying Provinces as the Underwriter may reasonably request.

5. Representations and Warranties - Supplemented Prospectus

5.1 The delivery to the Underwriter of the documents referred to in paragraphs 4.1, 4.2, 4.3, and 4.4 hereof shall constitute:

5.1.1 the representation and warranty of the Trust to the Underwriter that each such document at the time of its respective delivery fully complied with the requirements of the Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Underwriter's Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken together, and the Debentures as required by applicable Securities Laws; and

5.1.2 the representation and warranty of the Trust to the Underwriter, that, except as has been publicly disclosed, since December 31, 2004, there has been no material adverse change, actual, contemplated or, to the best of the Trust's knowledge, threatened, in the business, affairs, operations, assets, liabilities, contingent or otherwise, capital or ownership of the Trust.

5.2 The Trust consents to the use by the Underwriter of such documents in connection with the distribution of the Debentures in the Qualifying Provinces in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The Trust represents and warrants to the Underwriter, and acknowledges that it is relying upon such representations and warranties, that:

6.1.1 the Trust is a trust validly existing under the laws of the Province of Ontario, has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder;

6.1.2 the Trust is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the Qualifying Provinces;

6.1.3 the Trust has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, licences and

permits and is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to obtain such licences and permits would not have a material adverse effect on the Trust's ability to carry out any of the foregoing, and all such licences, registrations, qualifications and permits are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which has a material adverse effect on the operation of the business of the Trust as now conducted or proposed to be conducted;

6.1.4 the Trust has conducted and is conducting its business in compliance with the terms and provisions of the Declaration of Trust;

6.1.5 except as disclosed to the Underwriter or as set forth in the Supplemented Prospectus and any Amendments, the Trust is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which the Trust holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; the Trust is not in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its beneficial ownership or its interest in such properties or which may have a material adverse effect upon any such properties or upon the operation of the business of the Trust as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; all leases pursuant to which the Trust derives its interests in such properties are in good standing and there has been no material default under any such leases (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty or other property taxes required to be paid with respect to such properties to the date hereof have been paid;

6.1.6 the Trust is not in default or in breach of, and the execution and delivery of this Agreement and all documents executed or delivered, or to be executed or delivered, pursuant hereto (collectively, the "Transaction Documents"), the performance and compliance with the terms of this Agreement, the Trust Indenture and the other Transaction Documents, and the issue and sale of the Debentures will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the Declaration of Trust, any resolution of the trustees or unitholders of the Trust or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Trust is a party or by which the Trust or any of its properties is bound or any judgment,

decree, order, statute, rule or regulation applicable to the Trust, except in each case, any breach or default which is immaterial;

6.1.7 the Trust has all requisite power and authority: (i) to enter into this Agreement and the Trust Indenture; (ii) to issue and deliver the Debentures in accordance with the provisions of this Agreement and the Trust Indenture; and (iii) to carry out all the terms and provisions of this Agreement, the Trust Indenture and the Debentures;

6.1.8 this Agreement, the Trust Indenture, the Debentures and the other Transaction Documents have been or will be, as the case may be, duly authorized, executed and delivered by the Trust and constitute or will constitute, as the case may be, when so executed and delivered legal, valid and binding obligations of the Trust, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought;

6.1.9 the Trust is authorized to issue an unlimited number of Units, of which 192,328,742 are issued and outstanding as at the date hereof as fully-paid and non-assessable Units;

6.1.10 the Units are listed on the Stock Exchange;

6.1.11 the Trust has no securities outstanding which are convertible into or exchangeable or exercisable for Units and there are no outstanding options on or rights to subscribe for any of the unissued Units except as described in the Documents Incorporated by Reference;

6.1.12 the publicly disclosed financial statements of the Trust have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Trust as at their respective dates and such financial statements contain no misrepresentation;

6.1.13 since December 31, 2004:

6.1.13.1 except for the Trust's regularly scheduled monthly distributions in 2004 and 2005 and the special distribution of the Trust payable to unitholders of record on December 31, 2004, no distributions to holders of Units have been declared or paid by the Trust and no capital expenditures or commitments therefor have been made by the Trust, except in the ordinary course of business and which are not material,

6.1.13.2 the Trust has not incurred any obligation or liability, direct, contingent or otherwise, except in the ordinary course of business and which is not material, and

6.1.13.3 no transactions of a nature material to the Trust have been entered into by the Trust,

except, in each case, as will be disclosed in the Supplemented Prospectus or any Amendment thereto or except has otherwise been disclosed in writing to the Underwriter;

6.1.14 other than as may be required under the Securities Laws and the rules and by-laws of the Stock Exchange, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the execution and delivery of the Trust Indenture or the creation, issue and sale of the Debentures;

6.1.15 there is no authorization, consent or approval of, or filing with or notice to any governmental body required in connection with the execution, delivery or performance of the Trust Indenture by the Trust;

6.1.16 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the Trust, threatened, which would question the validity of the creation, issuance or sale of the Debentures or the validity of any action taken or to be taken by the Trust in connection with this Agreement or the Trust Indenture;

6.1.17 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on a credit watch or comparable downgrade warning by either Rating Agency;

6.1.18 on or before the Closing Time, all actions required to be taken by or on behalf of the Trust, including the passing of all requisite resolutions of its trustees shall have occurred so as to validly authorize the entering into by the Trust of the Trust Indenture, the creation, issuance and sale of the Debentures and the performance of the Trust's obligations hereunder;

6.1.19 all of the Trust's real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against, with reasonable deductibles; all buildings constructed by the Trust were constructed in accordance with building permits properly issued therefor, if required, and all of the Trust's buildings are in material compliance with all applicable building and zoning by-laws; and there are no material defects in such buildings; except as disclosed to the Underwriter, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal,

provincial or municipal authority except where the failure to comply with such work orders or deficiency notices would not have a material adverse effect on the Trust and there is no material matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance, except as previously disclosed in writing to the Underwriter or where it would not have a material adverse effect on the Trust; and

6.1.20 except as previously disclosed in writing to the Underwriter or where it would not have a material adverse effect on the Trust, all of the Trust's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits; none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or, to the best of the Trust's knowledge, is subject to any investigation, by or on behalf of the Trust, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material into the environment; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material or reporting a spill or release of a Hazardous Material into the environment involving any of the Trust's real properties other than those which have been remedied; none of the Trust's real properties has been used, during the time the Trust has owned such properties, as a waste storage site or to operate a waste management business; the Trust has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Trust's real properties or the buildings and operations thereon; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; to the knowledge of the Trust, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; and for the purposes of this paragraph 6.1.20, "Hazardous Material" means any contaminant, pollutant, waste, subject waste, hazardous waste, deleterious substance,

industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, waste, subject waste, deleterious substance, industrial waste, toxic matter, hazardous waste or dangerous goods as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, P.O. Box 24, Toronto, Ontario M5B 2M6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriter under this Agreement, which conditions the Trust covenants to use its best efforts to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriter:

7.2.1 receipt by the Underwriter of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the Trust's counsel, Goodmans LLP, and from the Underwriter's counsel, Torys LLP, with respect to all such matters as the Underwriter may reasonably request, including, without limiting the generality of the foregoing, the execution, certification, issue and delivery of the Debentures, the authorization, execution, and delivery of the Trust Indenture, the fulfilment of and compliance with the terms and conditions of this Agreement and the Trust Indenture, the enforceability of the Trust Indenture and the Debentures, the appointment of CIBC Mellon Trust Company as trustee under the Trust Indenture, and the qualification of the Debentures as investments under the statutes listed in the Supplemented Prospectus, it being understood that such counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust's officers; and the Underwriter's counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust or any of its affiliates;

7.2.1.2 an opinion of the Trust's local counsel in Quebec, dated the date of delivery and acceptable in form and substance to the

Underwriter's counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

7.2.1.3 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and the chief financial officer of the Trust, or such other officers of the Trust as may be acceptable to the Underwriter, acting reasonably, certifying that (i) the Trust has complied with all terms and conditions of this Agreement to be complied with by the Trust at or prior to the Closing Time; (ii) the representations and warranties of the Trust contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Units has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since December 31, 2004 there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing), and certifying to such other matters of a factual nature as the Underwriter and the Underwriter's counsel may reasonably request;

7.2.1.4 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.5 evidence satisfactory to the Underwriter that the Trust has authorized and approved this Agreement and the Trust Indenture, the creation, issuance and sale of the Debentures and all matters relating thereto; and

7.2.1.6 one definitive certificate representing a document constituting the Debentures registered in the name of CDS & Co., or in such name or names as the Underwriter may direct, against payment to the Trust, or as the Trust may direct, of the Purchase Price by wire transfer payable in Toronto,

all in form and substance reasonably satisfactory to the Underwriter;

7.2.2 the Prospectus Supplement and any Amendments shall have been filed with the applicable securities regulatory authority in each of the Qualifying Provinces in accordance with Securities Laws;

7.2.3 confirmation in form acceptable to the Underwriter that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on ratings alert or other comparable downgrade warning by either Rating Agency;

7.2.4 the representations and warranties of the Trust contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

7.2.5 the Trust having complied with all covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.6 the Underwriter not having previously terminated its obligations pursuant to paragraph 10 of this Agreement.

7.3 It shall be a condition precedent to the Trust's obligations to issue the Debentures that:

7.3.1 the Underwriter shall have delivered or caused to be delivered to the Trust a wire transfer representing the Purchase Price payable by the Underwriter for the Debentures, less an amount equal to the full amount of the Underwriting Fee;

7.3.2 the Underwriter shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time (which condition may be waived in writing, in whole or in part, by the Trust); and

7.3.3 no order shall have been made by any securities regulatory authority in any Qualifying Province which restricts in any manner the distribution of the Debentures.

7.4 The Trust shall make all necessary arrangements for the exchange of the definitive certificate representing or document constituting the Debentures delivered pursuant to paragraph 7.2.1.6 hereof, on the date of delivery, at the principal office in Toronto of the duly appointed registrar and transfer agent for the Debentures, or its agent, for definitive certificates representing or documents constituting the Debentures in such amounts and registered in such names as shall be designated in writing by any Selling Firm not less than 24 hours prior to the Closing Time. All such exchanges are to be made without cost to the Selling Firms, other than any applicable transfer taxes.

8. Indemnity

8.1 The Trust shall protect and indemnify the Underwriter and the Underwriter's directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the distribution of the Debentures), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriter's Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriter's Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriter's Disclosure) in the Supplemented Prospectus or any Amendment or Supplementary Material (except any document or material delivered or filed solely by the Underwriter) preventing or restricting the trading in or the sale or distribution of the Debentures or any of them or any other securities of the Trust in any of the Qualifying Provinces.

8.2 If any claim contemplated by this paragraph 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Trust as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the Trust therefrom, affect the Trust's liability under this paragraph 8) and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Trust or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Trust; or (iii) the named parties to any such suit include both the Indemnified Party and the Trust and the Indemnified Party

shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust (in each of which cases the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the Trust to constitute the Underwriter as trustee for the Underwriter's directors, officers and employees, of the covenants of the Trust under this paragraph 8 with respect to the Underwriter's directors, officers and employees and the Underwriter agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The Trust hereby waives its right to recover contribution from the Underwriter with respect to any liability of the Trust by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment or Supplementary Material (except facts or information relating solely to Underwriter's Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the Trust shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriter on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the Underwriting Fee.

The relative benefits received by the Trust on the one hand and the Underwriter on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the Underwriting Fee) is to the Underwriting Fee. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Whether or not the transactions herein contemplated shall be completed, all expenses of the Trust related to, or incidental to, the authorization, issue, delivery and sale of the Debentures and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Trust; provided, however, that the reasonable fees and disbursements of the Underwriter's counsel shall be paid by the Underwriter and, provided further, that such fees and disbursements and the Underwriter's reasonable "out-of-pocket" expenses shall be reimbursed by the Trust to the Underwriter in the event that the closing of the purchase and sale of the Debentures provided for in this Agreement does not occur as a result of the failure of the Trust to comply with the terms of this Agreement.

10. Termination

10.1 In addition to any other remedies which may be available to the Underwriter, the Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

10.1.1 if, prior to the Closing Time, any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province of Canada, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the reasonable opinion of the Underwriter operates to prevent or restrict the trading in the Debentures or any other securities of the Trust or the distribution of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.2 if, prior to the Closing Time, there shall occur any change as is contemplated in paragraph 3.5 (other than a change related solely to the Underwriter), which in the reasonable opinion of the Underwriter could be expected to have a material adverse effect on the market price or value of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.3 if, prior to the Closing Time, there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriter, seriously affects, or may seriously affect, the financial markets or the business of the Trust, by giving the Trust written notice to that effect not later than the Closing Time; or

10.1.4 if, prior to the Closing Time, there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada) or other applicable

legislation, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriter, might reasonably be expected to have a material adverse effect on the tax consequences associated with the purchase, holding or resale of the Debentures or on any distribution that would be made by the Trust to the holders of such Debentures.

If the Underwriter terminates its obligations hereunder pursuant to this paragraph 10, the Trust's liability hereunder to the Underwriter shall be limited to the Trust's obligations under paragraphs 8 and 9 hereof.

11. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Trust prior to the Closing Time shall be construed as conditions, and any breach or failure by the Trust to comply with any of such terms and conditions shall entitle the Underwriter to terminate the Underwriter's obligations to purchase the Debentures by written notice to that effect given to the Trust prior to the Closing Time. It is understood and agreed that the Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the Underwriter's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If the Underwriter elects to terminate the Underwriter's obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the liability of the Trust hereunder shall be limited to the indemnity referred to in paragraph 8 hereof and the payment of expenses referred to in paragraph 9 hereof.

12. Survival

All warranties, representations, covenants and agreements of the Trust herein contained or contained in any other Transaction Documents shall survive the purchase by the Underwriter of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriter may carry out or which may be carried out on behalf of the Underwriter or otherwise and notwithstanding any subsequent disposition by the Underwriter of the Debentures. Such warranties, representations, covenants and agreements of the Trust shall survive for such maximum period of time as the Underwriter may be entitled to commence an action, or exercise a right of recession, with respect to a misrepresentation contained in the Supplemented Prospectus, or an Amendment or either of them, pursuant to applicable Securities Laws in any of the Qualifying Provinces.

13. Concurrent Offerings

The Trust shall not, without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, create issue or sell any debt securities of the Trust with a term to maturity greater than one year, or any securities convertible into or exchangeable for such debt securities or enter into an agreement to do any of the foregoing, for the period up to and including 60 days after the Closing Date other than:

(i) the Debentures; and

(ii) mortgages, charges and similar instruments granted on specific properties now owned or hereafter acquired by the Trust or any of its affiliates.

14. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile on a Business Day to the following addresses:

in the case of the Trust:
The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2
Attention: Edward Sonshine
Facsimile Number: (416) 866-3020

in the case of the Underwriter:
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario
M5J 2W7
Attention: David M. Dulberg
Facsimile Number: (416) 842-8910

The Trust or the Underwriter may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by facsimile if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

15. Time of Essence

Time shall be of the essence of this Agreement.

16. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder.

17. Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to the Underwriter on behalf of the undersigned.

Yours very truly,

RBC DOMINION SECURITIES INC.

"David M. Dulberg"
David M. Dulberg
Managing Director

Accepted and agreed to as of March 1, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf"
Robert Wolf
Vice-President and Chief Financial Officer

Document 57

RECEIVED CIBC Mellon Trust Company

2005 SEP 23 A 10: 27

OFFICE OF ... CORPORATE ...

CIBC Mellon

March 1, 2005

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission	British Columbia Securities Commission
Registrar of Securities, Prince Edward Island	Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Unitholders:

DATE OF MEETING:	May 11, 2005
RECORD DATE FOR NOTICE:	March 28, 2005
RECORD DATE FOR VOTING:	March 28, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 28, 2005
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Units

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

cc: CDS & Co. (Via Fax)

pk/NM_Riocan

Document 58

February 21, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières de Québec
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate **Investment Trust (the "REIT")**

We refer to the base shelf short form prospectus of the REIT dated February 21, 2005 relating to the offer for sale from time to time of up to $750 million principal amount of senior unsecured debt securities of the REIT.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 21, 2005 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2004 and 2003;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the base shelf short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Chartered Accountants

Document 59

AUTORITÉ
DES MARCHÉS
FINANCIERS

RECEIVED

2005 SEP 23 A 10:27

DÉCISION N° : 2005-MC-0574

NUMÉRO DE PROJET SÉDAR: 738405

DOSSIER N° : 11720

Objet : Fonds de placement immobilier Riocan
Demande de visa

Vu la demande présentée le 15 février 2005;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-102, *Placement de titres au moyen d'un prospectus préalable*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers,* L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le:

visa pour le prospectus préalable du 21 février 2005 de Fonds de placement immobilier Riocan concernant le placement des titres d'emprunt de premier rang non garantis pour un capital total pouvant atteindre 750 millions de dollars.

Le visa prend effet le 22 février 2005.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

EM/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 60

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for the Short Form Shelf Prospectus of the above Issuer dated February 21st, 2005.

DATED at Toronto this 22nd day of February, 2005.

Cameron McInnis

Cameron McInnis
Manager, Corporate Finance

SEDAR Project #738405

Document 61

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6
Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
(Final) Base Shelf Short Form Prospectus dated February 21, 2005
(the "Short Form Shelf Prospectus")

We refer to the Short Form Shelf Prospectus of the REIT relating to the qualification of the distribution of debt securities of the REIT.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus and to the reference to our name on the face page of the Prospectus and under the heading "Legal Matters".

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

Document 62

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may be not be offered or sold in the United States or to U.S. persons.

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Chief Financial Officer of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033). For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President and Chief Financial Officer of the issuer at the above mentioned address and telephone number.*

<u>*New Issue*</u> February 21, 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$750,000,000

Debt Securities

(Senior Unsecured)

RioCan Real Estate Investment Trust ("**RioCan**") may from time to time during the two-year period that this short form prospectus, including any amendments, remains valid, offer for sale and issue debt securities of RioCan (the "**Debt Securities**") in an aggregate principal amount of up to $750 million (or the equivalent amount if any Debt Securities are denominated in a currency other than Canadian dollars), or if any Debt Securities are offered at an original issue discount, such greater amount as will result in an aggregate offering price of up to $750 million (or the equivalent in other currencies). The Debt Securities may be offered in one or more series in registered or bearer form or in the form of temporary or global securities, in amounts, at prices and on terms to be determined at the time of sale. The specific designation, aggregate principal amount, denominations, currency, maturity, rate (which may be fixed or variable) and time of payment of interest, any terms for redemption at the option of RioCan or the holder, any terms for sinking fund payments, any listing on a securities exchange, any conversion or exchange terms, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of a series of Debt Securities in respect of which this short form prospectus is being delivered will be set out in a prospectus supplement relating thereto (a "**Prospectus Supplement**").

RioCan may sell Debt Securities to or through underwriters or dealers or to purchasers directly or through agents subject to obtaining any applicable exemption from registration requirements. Please see "Plan of Distribution". A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Debt Securities, the principal amount (if any) to be purchased by underwriters and the compensation of such underwriters, dealers or agents. Unless otherwise indicated in a Prospectus Supplement, an offering of Debt Securities will be subject to approval of certain legal matters on behalf of RioCan by Goodmans LLP, Toronto.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of RioCan, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this short form prospectus:

(a) RioCan's renewal annual information form dated April 28, 2004 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal year ended December 31, 2004, including management's discussion and analysis relating thereto, together with the auditor's report thereon;

(c) the management information circular dated April 14, 2004 regarding RioCan's annual meeting of unitholders held on June 2, 2004, excluding the sections entitled "Report on Executive Compensation" and "Unit Performance Graph";

(d) RioCan's material change report dated September 20, 2004 in connection with the completion by RioCan of an offering of senior unsecured debentures for gross proceeds of $110 million;

(e) RioCan's material change report dated October 7, 2004 in connection with the formation by RioCan of a strategic alliance with the Canada Pension Plan Investment Board to acquire premier regional power centres in Canada; and

(f) RioCan's material change report dated December 17, 2004 in connection with the agreement between RioCan and CIBC World Markets Inc. to sell $110 million principal amount of 3.85% Series E senior unsecured debentures and in connection with the agreement between RioCan and a syndicate of underwriters to sell 7,500,000 units for gross proceeds of $130,875,000.

Any documents of the type referred to above, and any material change reports (excluding confidential reports), annual and interim financial statements (including management's discussion and analysis filed in connection with such annual and interim financial statements), updated disclosure of earnings coverage ratios, and information circulars or annual filings which are filed by RioCan with the various securities commissions or any similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this short form prospectus.

o

Any statement contained in a document incorporated or deemed to be incorporated by reference into this short form prospectus will be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this short form prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Upon a new annual information form and the related annual financial statements being filed by RioCan with, and, where required, accepted by the applicable securities regulatory authorities during the currency of this short form prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of RioCan's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this short form prospectus for purposes of future offers and sales of Debt Securities under this short form prospectus.

A Prospectus Supplement containing the specific terms in respect of any series of Debt Securities, updated disclosure of interest coverage ratios (if applicable) and any additional or updated information RioCan may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Debt Securities, together with this short form prospectus, and will be deemed to be incorporated into this short form prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Debt Securities.

RIOCAN

RioCan is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to a declaration of trust which was most recently amended and restated as of June 2, 2004 (the "**Declaration of Trust**").

RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 187 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests. RioCan's purpose is to deliver to its unitholders (the "**Unitholders**") stable and reliable cash distributions, which continually increase over time.

In addition to direct investments in real property, RioCan may make investments in real property through a joint venture, co-ownership arrangement, corporation, or other business associations or activities. RioCan may also invest in other real estate or mortgage investment issuers and in other companies or entities the assets of which consist primarily of real property or direct or indirect investments in real property. RioCan may also invest in mortgages on real property where it takes back a mortgage to effect a sale of real property or may invest in participating mortgages with or without an option to convert to an ownership interest, thereby realizing effective participation in the cash flow and capital appreciation of a property without the full risk of ownership. Within such investments, the mortgagor may provide additional collateral security and/or guarantees.

The operations of RioCan, including the management of its investments, are subject to the control and direction of its trustees (the "**Trustees**"). The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations. An investment committee consisting of at least three Trustees participates in the investment process.

The principal office of RioCan is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario M5X 1E2. The Units trade on the TSX under the symbol "REI.UN".

RioCan is not a mutual fund and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

RioCan is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

USE OF PROCEEDS

The use of proceeds from the sale of Debt Securities will be described in a Prospectus Supplement relating to a specific issuance of Debt Securities. RioCan may use net proceeds from the sale of Debt Securities to repay indebtedness outstanding from time to time, to fund the purchase of real property and other investments as permitted by the Declaration of Trust, for capital expenditures and for other general purposes.

INTEREST COVERAGES

The interest on RioCan's debt for the 12 months ended December 31, 2004 was $146,747,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $388,218,000, which is 2.65 times RioCan's interest requirements for such period. After giving *pro forma* effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the audited annual financial statements of RioCan for the year ended December 31, 2004, and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's interest requirements for such period would have been $150,132,000 and its net income (before deducting interest expense, income taxes, depreciation and amortization) for such period would have been $388,218,000, which is 2.59 times RioCan's interest requirements for such period.

For the purposes of the interest coverages described above, RioCan's net income is determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any RioCan asset other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined

on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under a trust indenture (the "**Trust Indenture**") to be entered into between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**"). Each such issue will be made by way of a supplement to the Trust Indenture (a "**Supplemental Indenture**"), which will set out the terms of each series of Debt Securities. The following summary of the material terms of the Debt Securities does not purport to be complete. For full particulars of such terms, reference should be made to the Trust Indenture and the relevant Supplemental Indenture.

Definitions

For the purpose of the following discussion of certain provisions of the Trust Indenture, the following terms have the meanings set out below (being the meanings which will be attributable to such terms in the Trust Indenture):

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Extraordinary Resolution**" means, with respect to modifications which affect the Debt Securities generally, instruments in writing signed by the holders of 66⅔% of the outstanding principal amount of Debt Securities or a resolution passed by the affirmative votes of the holders of not less than 66⅔%, or with respect to certain significant changes, including the maturity date, principal amount or a reduction in the interest rate of the Debt Securities, instruments in writing signed by the holders of 75% of the outstanding principal amount of Debt Securities or a resolution passed by 75% of the principal amount of the Debt Securities represented and voting on a poll at a meeting of holders of the Debt Securities duly convened and held in accordance with the provisions of the Trust Indenture.

"**generally accepted accounting principles**" means, as at any date of determination, generally accepted accounting principles in effect in Canada as of the date thereof.

"**Indebtedness**" of any person means (without duplication) (i) any obligation of such person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such person and (v) any obligations of the type referred to in clauses (i) through (iv) of another person, the payment of which such person has guaranteed or for which such person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of such person in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, will be deemed not to be Indebtedness for the purpose of this definition.

"**Material Subsidiary**" at any date means any Subsidiary which constitutes more than 10% of the aggregate amount of unitholders' equity and the accumulated building amortization in respect of RioCan's properties calculated as at such date in accordance with generally accepted accounting principles.

"**Non-Recourse Indebtedness**" means any Indebtedness of a Subsidiary of RioCan which is a single purpose company or any Subsidiary of RioCan whose principal assets and business are constituted by a particular project and pursuant to the terms of such Indebtedness payment is to be made from the revenues arising out of such

project with recourse for such payment being available only to the revenues or the assets of such single purpose company or the project.

"**Subsidiary**" of any person means a subsidiary company of such person, such term having the meaning attributed to it in the *Securities Act* (Ontario) and, in the case of RioCan, the meaning shall be read as though RioCan is a company.

General

A Prospectus Supplement relating to a particular series of Debt Securities will describe the terms of such Debt Securities including, where applicable, the following:

(a) the specific designation of the Debt Securities;

(b) any limit on the aggregate principal amount of the Debt Securities;

(c) the authorized denominations of the Debt Securities;

(d) the currency in which the Debt Securities may be purchased and the currency in which principal and interest is payable;

(e) the date or dates (if any) on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable on declaration of acceleration of maturity;

(f) the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest (if any), the date or dates on which any such interest will be payable and the record dates (if any) for any interest payable on the Debt Securities which are registered securities;

(g) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions on which the Debt Securities may be redeemed or purchased at the option of RioCan or otherwise;

(h) any conversion or exchange terms;

(i) the percentage of the principal amount (including any premium) at which the Debt Securities may be issued;

(j) whether the Debt Securities will be issuable in registered or bearer form or both or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k) each office or agency where the principal of, premium (if any) on and interest on the Debt Securities will be payable, and each office or agency where the Debt Securities may be presented for registration of transfer or exchange; and

(l) any other terms of the Debt Securities, including covenants and events of default relating solely to the applicable series of Debt Securities or any covenants or events of default generally applicable to the Debt Securities which are not to apply to the applicable series of Debt Securities.

Debt Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amounts.

Denominations, Registration and Transfer

Unless otherwise provided for in a Supplemental Indenture (and indicated in the applicable Prospectus Supplement) with respect to a particular series of Debt Securities, Debt Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry only securities, Debt Securities may be presented for registration or transfer (with the form of transfer endorsed thereon duly executed) at the corporate trust office of the Indenture Trustee in Toronto, Ontario or at the office of any transfer agent designated by RioCan for such purpose with respect to any Debt Securities referred to in a Prospectus Supplement. Reasonable service charges may be levied for certain transfers, conversions or exchanges of the Debt Securities. RioCan may require payment of a sum to cover any tax or other governmental

charge payable in connection therewith. The Indenture Trustee or such transfer agent, as the case may be, will effect such transfer, conversion or exchange only when satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any transfer agent in addition to the Indenture Trustee initially designated by RioCan with respect to any series of Debt Securities, RioCan may at any time rescind the designation of any such transfer agent or approve any change in the location through which such transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates (a "**Global Security**") representing such Debt Securities, will be held by a designated depository (the "**Depository**") for its participants. These Debt Securities may be purchased or transferred only through such participants, which include securities brokers and dealers, banks and trust companies. The Depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of such Debt Securities. The interests of holders of such Debt Securities will be represented by entries in the records maintained by the participants. Holders of Debt Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each such holder will receive a customer confirmation of purchase from the participant from which the Debt Securities are purchased in accordance with the practices and procedures of that participant.

Payment

Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of and premium (if any) on a Debt Security will be made in Canadian currency against surrender of the Debt Security at the corporate trust office of the Indenture Trustee in Toronto, Ontario. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any instalment of interest on a Debt Security will be made by cheque to the person in whose name such Debt Security is registered at the close of business on the recorded date for such interest.

Rank

The Debt Securities will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated indebtedness of RioCan, except to the extent prescribed by law.

Maintenance of Properties

RioCan will maintain and keep or cause to be maintained and kept in good condition, repair and working order all of the properties owned by it or any of its Subsidiaries used in its business or in the business of any of its Subsidiaries. RioCan will make or cause to be made all necessary renewals and replacements of and repairs and improvements to these properties as in its judgment may be necessary to carry on its business properly and prudently. Notwithstanding the foregoing, RioCan and its Subsidiaries will not be prohibited from selling or transferring their properties in the ordinary course of business.

Insurance

RioCan will maintain and will cause its Subsidiaries to maintain such property and liability insurance, as would be maintained by a prudent owner.

Events of Default

The Trust Indenture provides that each of the following events will constitute an event of default (each, an "**Event of Default**") under each separate series of Debt Securities:

(a) default in payment of principal when due;

(b) default in payment of any interest when due where such default continues for a period of three business days after the relevant interest payment date;

(c) a breach of or default in the performance of any other covenant of RioCan under the Debt Securities or the Trust Indenture where such default or breach continues for a period of 30 days after the Indenture Trustee has given notice in writing to RioCan specifying such breach or default, and requiring RioCan to put an end to such breach or default unless the Indenture Trustee (having regard to the subject matter of such breach or default) agrees to a longer period, and in such event within the period agreed to by the Indenture Trustee;

(d) certain events of bankruptcy, insolvency, winding up or dissolution related to RioCan or a Material Subsidiary as set out in the Trust Indenture;

(e) the rendering of a final judgment (not subject to appeal) against RioCan or any Material Subsidiary in an aggregate amount in excess of $25 million by a court of competent jurisdiction, which remains undischarged and unstayed for a period of 60 days after the date on which the right to appeal has expired; and

(f) default by RioCan or any Material Subsidiary under the terms of any Indebtedness (other than any Non-Recourse Indebtedness) where that default results in the acceleration of that Indebtedness (after expiration of any applicable grace period) unless such acceleration is waived or rescinded; provided that the aggregate of all such Indebtedness which is accelerated exceeds $25 million.

Subject to the provisions of the Trust Indenture relating to the duties of the Indenture Trustee, in case an Event of Default applicable to a series of Debt Securities occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the Trust Indenture at the request or direction of any of the holders of Debt Securities of such series, unless such holders have offered to indemnify the Indenture Trustee to its reasonable satisfaction.

If an Event of Default (other than an Event of Default described in paragraph (d) above) occurs and is continuing with respect to a particular series of Debt Securities, the Indenture Trustee may, in its discretion, or will, upon receiving instruction from the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series, accelerate the maturity of all Debt Securities of such series; provided that, notwithstanding any other provisions of the Trust Indenture, after such acceleration, but before a judgement or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may rescind and annul such acceleration in certain circumstances described in the Trust Indenture. Please see "Modification and Waiver". If an Event of Default specified in paragraph (d) above occurs, the outstanding Debt Securities will become immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any holder of Debt Securities.

Additional Events of Default may be prescribed in a Supplemental Indenture for the benefit of holders of the applicable series of Debt Securities.

Redemption

A Prospectus Supplement may outline the circumstances under and the basis on which RioCan, at any time and from time to time at its option, may redeem all or any principal amount of the Debt Securities of any series before its stated maturity.

Purchase for Cancellation

Subject to the terms of any Supplemental Indenture, RioCan, at any time and from time to time, may purchase for cancellation all or any principal amount of Debt Securities of any series in the market, by private contract or by tender at any price.

Defeasance

The Trust Indenture contains provisions requiring the Indenture Trustee to release RioCan from its obligations under any Supplemental Indenture and the Trust Indenture relating to a particular series of Debt Securities provided that, among other things, RioCan satisfies the Indenture Trustee that it has deposited funds

or made due provision for the payment of the expenses of the Indenture Trustee and for payment of all principal and interest and other amounts due or to become due in respect of such series of Debt Securities.

Modification and Waiver

The rights of the holders of Debt Securities issued under the Trust Indenture and any Supplemental Indenture may be modified if authorized by Extraordinary Resolution. If the proposed modification affects the rights of the holders of a separate series of Debt Securities issued under a Supplemental Indenture rather than all of the Debt Securities, the approval of a like proportion of the holders of such separate series of Debt Securities outstanding under such Supplemental Indenture will be required.

Notwithstanding the above, the approval of holders of 75% of the outstanding principal amount of Debt Securities of any series will be required (a) to change the stated maturity of the principal, the redemption price of, or any instalment of interest on, any Debt Securities of such series, (b) to reduce the principal amount of, or interest or premium (if any) on, any Debt Securities of such series, (c) to change the place or currency of payment of the principal of, premium (if any) on redemption price of or interest on, any Debt Securities of such series, or (d) to amend the percentage of Debt Securities of such series necessary to approve an Extraordinary Resolution.

The holders of a majority of the outstanding principal amount of the Debt Securities of a series, on behalf of all holders of Debt Securities of that series, may waive compliance by RioCan with certain restrictive provisions of the Trust Indenture relating to such series. Subject to certain rights of the Indenture Trustee as provided in the Trust Indenture, the holders of a majority of the outstanding principal amount of the Debt Securities of a series, on behalf of all holders of Debt Securities of such series, may waive certain Events of Default under the Trust Indenture with respect to such series of Debt Securities.

Financial Information

RioCan has covenanted in the Trust Indenture to deliver to the Indenture Trustee its audited annual financial statements and unaudited interim financial statements at such time as such statements are delivered to Canadian securities regulators.

PLAN OF DISTRIBUTION

General

RioCan will sell the Debt Securities to or through underwriters or dealers or purchasers directly or through agents. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

A Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Debt Securities, the proceeds to RioCan from the sale of the Debt Securities, any initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or omissions allowed or reallowed or paid to dealers may be changed from time to time.

Each series or issue of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange. In connection with any offering of Debt Securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom Debt Securities are sold by RioCan may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a

trading market in any of the Debt Securities will develop or as to the liquidity of any trading market for the Debt Securities.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with RioCan to indemnification by RioCan against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for RioCan in the ordinary course of business.

The Debt Securities have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**"). Accordingly, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, the Debt Securities may not be offered, sold or delivered within the United States, and each underwriter or agent will agree that it will not offer, sell or deliver the Debt Securities within the United States. In addition, until 40 days after the commencement of an offering of Debt Securities, an offer or sale of such Debt Securities within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act.

RECENT DEVELOPMENTS

The following is a summary of the developments in the business and affairs of RioCan since the date of the AIF and which have not been described elsewhere in this prospectus or in the documents incorporated by reference herein:

1. At the annual and special meeting of unitholders of RioCan that was held on June 2, 2004 (the "**Meeting**"), unitholders approved various amendments to the "Fundamental Restrictions" and "Computation of Income" sections contained in RioCan's Declaration of Trust. A description of these amendments can be found at pages 7 through 10 of the Circular, which is incorporated herein by reference.

2. At the Meeting, the board of trustees was increased to ten members. Unitholders elected two new members to RioCan's board of trustees, Dale H. Lastman and Ronald W. Osborne.

3. On September 20, 2004, RioCan completed an offering of $110 million principal amount of 5.29% Series D senior unsecured debentures with a maturity date of September 21, 2009.

4. On October 6, 2004, RioCan announced the formation of a strategic alliance with the Canadian Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada. The objective of the joint venture is to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired through this joint venture will remain core, long-term holdings for both RioCan and CPP Investment Board. In addition, RioCan will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.

5. On October 27, 2004, RioCan issued 2,500,000 Units to an affiliate of Kimco Realty Corporation ("**Kimco**") upon the exercise by Kimco of purchase warrants issued to them in September 2001.

6. On January 4, 2005, RioCan completed an offering of 8,250,000 units for gross proceeds of $143,962,500.

7. On January 4, 2005, RioCan completed an offering of $110,000,000 principal amount of 3.85% Series E senior unsecured debentures with a maturity date of January 4, 2008.

8. On February 3, 2005 RioCan announced the acquisition of three shopping centre properties located in the Province of Quebec. The transaction is being completed in stages and RioCan has now completed the acquisition of 620,000 square feet for a purchase price of $113 million. Acquisitions of a further 500,000 square feet are expected over the next two years.

Mega-Centre Notre Dame in Laval will ultimately comprise 700,000 square feet anchored by (user-owned) retailers Super C (Metro Richelieu), Zellers and Sears. National tenants include Winners, HomeSense, Mexx, Blockbuster, Guess, Tristan, Penningtons and Fairweather. An additional 326,000 square feet will be completed

and acquired by RioCan over the next two years such that RioCan's owned interest will be over 500,000 square feet.

Mega-Centre Lebourgneuf in Quebec City will total 870,000 square feet anchored by (user-owned) retailers Costco, Home Depot and Canadian Tire. National tenants include Winners, HomeSense, Sports Experts, Business Depot, Tommy Hilfiger, Tristan, Jacob, Aldo, La Vie en Rose, Reitmans, and Moores. An additional 165,000 square feet will be completed and acquired by RioCan over the next two years such that RioCan's owned interest will be over 455,000 square feet.

Mega-Centre Beauport in Quebec City will comprise 330,000 square feet anchored by (user-owned) retailer Reno Depot. National tenants include Cineplex Odeon, Business Depot, Sports Experts, Addition Elle, and Burger King. An additional 23,000 square feet will be completed and acquired by RioCan over the next two years such that RioCan's owned interest will be over 165,000 square feet.

In addition to the three shopping centres acquired, RioCan has entered into a firm agreement to purchase a 50% interest in Quartier 10/30 Brossard, Quebec, which is currently under development. Upon expected completion in the fall of 2006, the centre will comprise over 1,375,000 square feet of retail space, including shadow anchors. Extensive pre-leasing has commenced and tenancies include Canadian Tire, Cineplex Odeon, Winners and HomeSense and the site will also be home to a user-owned Loblaws.

RISK FACTORS

Prospective investors in a particular offering of the Debt Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein, the risks described in RioCan's annual information form and management's discussion and analysis which are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of the Debt Securities.

LEGAL MATTERS

Certain legal matters relating to the offering of the Debt Securities will be passed upon on behalf of RioCan by Goodmans LLP. As of February 21, 2005, the partners and associates of Goodmans LLP beneficially owned, directly or indirectly, less than 1% of the outstanding common shares of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of Trustees of RioCan.

AUDITORS

RioCan's auditors are Soberman LLP, Chartered Accountants, 2 St. Clair Avenue East, Toronto, Ontario M4T 2T5.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated February 21, 2005 relating to the offer for sale from time to time of up to $750 million principal amount of senior unsecured debt securities of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2004 and 2003, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 21, 2005.

Toronto, Canada
February 21, 2005

(Signed) SOBERMAN LLP
Chartered Accountants

CERTIFICATE

Dated: February 21, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

(Signed) EDWARD SONSHINE, Q.C. President and Chief Executive Officer	(Signed) ROBERT WOLF Vice President and Chief Financial Officer

On behalf of the Trustees

(Signed) DALE LASTMAN Trustee	(Signed) PAUL GODFREY Trustee

Document 63

RIOCAN REAL ESTATE INVESTMENT TRUST
(the "Trust")
REPORT FOR THE YEAR ENDED DECEMBER 31, 2004
(Section 114 of the *Regulation Concerning Securities* (Quebec))

Total number of options/warrants/rights to acquire units in the capital of the Trust granted to persons resident in Quebec in the year ended December 31, 2004:

Nil

Total number of units in the capital of the Trust issued pursuant to exemptions under Section 52 of the *Securities Act* (Quebec) upon exercise of options/warrants/rights granted to persons resident in Quebec in the year ended December 31, 2004:

2,014 units issued under the dividend reinvestment purchase plan, value of $31,625.54.

Document 64

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for a Preliminary Short Form Shelf Prospectus of the above Issuer dated February 14th, 2005.

DATED at Toronto this 15th day of February, 2005.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 738405

Document 65

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-0486

NUMÉRO DE PROJET SÉDAR: 738405

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

FONDS DE PLACEMENT IMMOBILIER RIOCAN

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 14 février 2005.

L'Autorité des marchés financiers,

Le 15 février 2005

Date du visa

(s) Benoit Dionne

Benoit Dionne
Chef du Service du financement des sociétés

/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 66

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities authorities.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may be not be offered or sold in the United States or to U.S. persons.

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Chief Financial Officer of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033). For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President and Chief Financial Officer of the issuer at the above mentioned address and telephone number.*

PRELIMINARY BASE SHELF SHORT FORM PROSPECTUS DATED FEBRUARY 14, 2005

New Issue • , 2005

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$750,000,000

Debt Securities

(Senior Unsecured)

RioCan Real Estate Investment Trust ("**RioCan**") may from time to time during the two-year period that this short form prospectus, including any amendments, remains valid, offer for sale and issue debt securities of RioCan (the "**Debt Securities**") in an aggregate principal amount of up to $750 million (or the equivalent amount if any Debt Securities are denominated in a currency other than Canadian dollars), or if any Debt Securities are offered at an original issue discount, such greater amount as will result in an aggregate offering price of up to $750 million (or the equivalent in other currencies). The Debt Securities may be offered in one or more series in registered or bearer form or in the form of temporary or global securities, in amounts, at prices and on terms to be determined at the time of sale. The specific designation, aggregate principal amount, denominations, currency, maturity, rate (which may be fixed or variable) and time of payment of interest, any terms for redemption at the option of RioCan or the holder, any terms for sinking fund payments, any listing on a securities exchange, any conversion or exchange terms, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and any other terms in connection with the offering and sale of a series of Debt Securities in respect of which this short form prospectus is being delivered will be set out in a prospectus supplement relating thereto (a "**Prospectus Supplement**").

RioCan may sell Debt Securities to or through underwriters or dealers or to purchasers directly or through agents. Please see "Plan of Distribution". A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Debt Securities, the principal amount (if any) to be purchased by underwriters and the compensation of such underwriters, dealers or agents. Unless otherwise indicated in a Prospectus Supplement, an offering of Debt Securities will be subject to approval of certain legal matters on behalf of RioCan by Goodmans LLP, Toronto.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. Accordingly, unless so specified, there will be no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of RioCan, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this short form prospectus:

(a) RioCan's renewal annual information form dated April 28, 2004 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal year ended December 31, 2004, including management's discussion and analysis relating thereto, together with the auditor's report thereon;

(c) the management information circular dated April 14, 2004 regarding RioCan's annual meeting of unitholders held on June 2, 2004, excluding the sections entitled "Report on Executive Compensation" and "Unit Performance Graph";

(d) RioCan's material change report dated September 20, 2004 in connection with the completion by RioCan of an offering of senior unsecured debentures for gross proceeds of $110 million;

(e) RioCan's material change report dated October 7, 2004 in connection with the formation by RioCan of a strategic alliance with the Canada Pension Plan Investment Board to acquire premier regional power centres in Canada; and

(f) RioCan's material change report dated December 17, 2004 in connection with the agreement between RioCan and CIBC World Markets Inc. to sell $110 million principal amount of 3.85% Series E senior unsecured debentures and in connection with the agreement between RioCan and a syndicate of underwriters to sell 7,500,000 units for gross proceeds of $130,875,000.

Any documents of the type referred to above, and any material change reports (excluding confidential reports), annual and interim financial statements (including management's discussion and analysis filed in connection with such annual and interim financial statements), updated disclosure of earnings coverage ratios, and information circulars or annual filings which are filed by RioCan with the various securities commissions or any similar authorities in the provinces of Canada after the date of this short form prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this short form prospectus will be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this short form prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Upon a new annual information form and the related annual financial statements being filed by RioCan with, and, where required, accepted by the applicable securities regulatory authorities during the currency of this short form prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of RioCan's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this short form prospectus for purposes of future offers and sales of Debt Securities under this short form prospectus.

A Prospectus Supplement containing the specific terms in respect of any series of Debt Securities, updated disclosure of interest coverage ratios (if applicable) and any additional or updated information RioCan may elect to include (provided that such information does not describe a material change that has not already been the subject of a material change report or a prospectus amendment) will be delivered to purchasers of such Debt Securities, together with this short form prospectus, and will be deemed to be incorporated into this short form prospectus as of the date of such Prospectus Supplement, but only for purposes of the offering of such Debt Securities.

RIOCAN

RioCan is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to a declaration of trust which was most recently amended and restated as of June 2, 2004 (the "**Declaration of Trust**").

RioCan is Canada's largest real estate investment trust with total assets of approximately $4.1 billion. It has ownership interests in a portfolio of 187 retail properties across Canada containing an aggregate of approximately 45 million square feet, including partners' and shadow anchors' interests. RioCan's purpose is to deliver to its unitholders (the "**Unitholders**") stable and reliable cash distributions, which continually increase over time.

In addition to direct investments in real property, RioCan may make investments in real property through a joint venture, co-ownership arrangement, corporation, or other business associations or activities. RioCan may also invest in other real estate or mortgage investment issuers and in other companies or entities the assets of which consist primarily of real property or direct or indirect investments in real property. RioCan may also invest in mortgages on real property where it takes back a mortgage to effect a sale of real property or may invest in participating mortgages with or without an option to convert to an ownership interest, thereby realizing effective participation in the cash flow and capital appreciation of a property without the full risk of ownership. Within such investments, the mortgagor may provide additional collateral security and/or guarantees.

The operations of RioCan, including the management of its investments, are subject to the control and direction of its trustees (the "**Trustees**"). The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations. An investment committee consisting of at least three Trustees participates in the investment process.

The principal office of RioCan is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario M5X 1E2. The Units trade on the TSX under the symbol "REI.UN".

RioCan is not a mutual fund and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

RioCan is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

USE OF PROCEEDS

The use of proceeds from the sale of Debt Securities will be described in a Prospectus Supplement relating to a specific issuance of Debt Securities. RioCan may use net proceeds from the sale of Debt Securities to repay indebtedness outstanding from time to time, to fund the purchase of real property and other investments as permitted by the Declaration of Trust, for capital expenditures and for other general purposes.

INTEREST COVERAGES

The interest on RioCan's debt for the 12 months ended December 31, 2004 was $146,747,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $388,218,000, which is 2.65 times RioCan's interest requirements for such period. After giving *pro forma* effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the audited annual financial statements of RioCan for the year ended December 31, 2004, and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's interest requirements for such period would have been $150,132,000 and its net income (before deducting interest expense, income taxes, depreciation and amortization) for such period would have been $388,218,000, which is 2.59 times RioCan's interest requirements for such period.

For the purposes of the interest coverages described above, RioCan's net income is determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any RioCan asset other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined

on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be issued under a trust indenture (the "**Trust Indenture**") to be entered into between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**"). Each such issue will be made by way of a supplement to the Trust Indenture (a "**Supplemental Indenture**"), which will set out the terms of each series of Debt Securities. The following summary of the material terms of the Debt Securities does not purport to be complete. For full particulars of such terms, reference should be made to the Trust Indenture and the relevant Supplemental Indenture.

Definitions

For the purpose of the following discussion of certain provisions of the Trust Indenture, the following terms have the meanings set out below (being the meanings which will be attributable to such terms in the Trust Indenture):

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Extraordinary Resolution**" means, with respect to modifications which affect the Debt Securities generally, instruments in writing signed by the holders of 66⅔% of the outstanding principal amount of Debt Securities or a resolution passed by the affirmative votes of the holders of not less than 66⅔%, or with respect to certain significant changes, including the maturity date, principal amount or a reduction in the interest rate of the Debt Securities, instruments in writing signed by the holders of 75% of the outstanding principal amount of Debt Securities or a resolution passed by 75% of the principal amount of the Debt Securities represented and voting on a poll at a meeting of holders of the Debt Securities duly convened and held in accordance with the provisions of the Trust Indenture.

"**generally accepted accounting principles**" means, as at any date of determination, generally accepted accounting principles in effect in Canada as of the date thereof.

"**Indebtedness**" of any person means (without duplication) (i) any obligation of such person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such person and (v) any obligations of the type referred to in clauses (i) through (iv) of another person, the payment of which such person has guaranteed or for which such person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of such person in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to unitholders, accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, will be deemed not to be Indebtedness for the purpose of this definition.

"**Material Subsidiary**" at any date means any Subsidiary which constitutes more than 10% of the aggregate amount of unitholders' equity and the accumulated building amortization in respect of RioCan's properties calculated as at such date in accordance with generally accepted accounting principles.

"**Non-Recourse Indebtedness**" means any Indebtedness of a Subsidiary of RioCan which is a single purpose company or any Subsidiary of RioCan whose principal assets and business are constituted by a particular project and pursuant to the terms of such Indebtedness payment is to be made from the revenues arising out of such

project with recourse for such payment being available only to the revenues or the assets of such single purpose company or the project.

"**Subsidiary**" of any person means a subsidiary company of such person, such term having the meaning attributed to it in the *Securities Act* (Ontario) and, in the case of RioCan, the meaning shall be read as though RioCan is a company.

General

A Prospectus Supplement relating to a particular series of Debt Securities will describe the terms of such Debt Securities including, where applicable, the following:

(a) the specific designation of the Debt Securities;

(b) any limit on the aggregate principal amount of the Debt Securities;

(c) the authorized denominations of the Debt Securities;

(d) the currency in which the Debt Securities may be purchased and the currency in which principal and interest is payable;

(e) the date or dates (if any) on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable on declaration of acceleration of maturity;

(f) the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest (if any), the date or dates on which any such interest will be payable and the record dates (if any) for any interest payable on the Debt Securities which are registered securities;

(g) any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions on which the Debt Securities may be redeemed or purchased at the option of RioCan or otherwise;

(h) any conversion or exchange terms;

(i) the percentage of the principal amount (including any premium) at which the Debt Securities may be issued;

(j) whether the Debt Securities will be issuable in registered or bearer form or both or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k) each office or agency where the principal of, premium (if any) on and interest on the Debt Securities will be payable, and each office or agency where the Debt Securities may be presented for registration of transfer or exchange; and

(l) any other terms of the Debt Securities, including covenants and events of default relating solely to the applicable series of Debt Securities or any covenants or events of default generally applicable to the Debt Securities which are not to apply to the applicable series of Debt Securities.

Debt Securities may be issued bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amounts.

Denominations, Registration and Transfer

Unless otherwise provided for in a Supplemental Indenture (and indicated in the applicable Prospectus Supplement) with respect to a particular series of Debt Securities, Debt Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry only securities, Debt Securities may be presented for registration or transfer (with the form of transfer endorsed thereon duly executed) at the corporate trust office of the Indenture Trustee in Toronto, Ontario or at the office of any transfer agent designated by RioCan for such purpose with respect to any Debt Securities referred to in a Prospectus Supplement. Reasonable service charges may be levied for certain transfers, conversions or exchanges of the Debt Securities. RioCan may require payment of a sum to cover any tax or other governmental

charge payable in connection therewith. The Indenture Trustee or such transfer agent, as the case may be, will effect such transfer, conversion or exchange only when satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any transfer agent in addition to the Indenture Trustee initially designated by RioCan with respect to any series of Debt Securities, RioCan may at any time rescind the designation of any such transfer agent or approve any change in the location through which such transfer agent acts.

In the case of book-entry only securities, a global certificate or certificates (a "**Global Security**") representing such Debt Securities, will be held by a designated depository (the "**Depository**") for its participants. These Debt Securities may be purchased or transferred only through such participants, which include securities brokers and dealers, banks and trust companies. The Depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of such Debt Securities. The interests of holders of such Debt Securities will be represented by entries in the records maintained by the participants. Holders of Debt Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each such holder will receive a customer confirmation of purchase from the participant from which the Debt Securities are purchased in accordance with the practices and procedures of that participant.

Payment

Unless otherwise specified in the applicable Prospectus Supplement, payment of principal of and premium (if any) on a Debt Security will be made in Canadian currency against surrender of the Debt Security at the corporate trust office of the Indenture Trustee in Toronto, Ontario. Unless otherwise indicated in the applicable Prospectus Supplement, payment of any instalment of interest on a Debt Security will be made by cheque to the person in whose name such Debt Security is registered at the close of business on the recorded date for such interest.

Rank

The Debt Securities will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated indebtedness of RioCan, except to the extent prescribed by law.

Maintenance of Properties

RioCan will maintain and keep or cause to be maintained and kept in good condition, repair and working order all of the properties owned by it or any of its Subsidiaries used in its business or in the business of any of its Subsidiaries. RioCan will make or cause to be made all necessary renewals and replacements of and repairs and improvements to these properties as in its judgment may be necessary to carry on its business properly and prudently. Notwithstanding the foregoing, RioCan and its Subsidiaries will not be prohibited from selling or transferring their properties in the ordinary course of business.

Insurance

RioCan will maintain and will cause its Subsidiaries to maintain such property and liability insurance, as would be maintained by a prudent owner.

Events of Default

The Trust Indenture provides that each of the following events will constitute an event of default (each, an "**Event of Default**") under each separate series of Debt Securities:

(a) default in payment of principal when due;

(b) default in payment of any interest when due where such default continues for a period of three business days after the relevant interest payment date;

(c) a breach of or default in the performance of any other covenant of RioCan under the Debt Securities or the Trust Indenture where such default or breach continues for a period of 30 days after the Indenture Trustee has given notice in writing to RioCan specifying such breach or default, and requiring RioCan to put an end to such breach or default unless the Indenture Trustee (having regard to the subject matter of such breach or default) agrees to a longer period, and in such event within the period agreed to by the Indenture Trustee;

(d) certain events of bankruptcy, insolvency, winding up or dissolution related to RioCan or a Material Subsidiary as set out in the Trust Indenture;

(e) the rendering of a final judgment (not subject to appeal) against RioCan or any Material Subsidiary in an aggregate amount in excess of $25 million by a court of competent jurisdiction, which remains undischarged and unstayed for a period of 60 days after the date on which the right to appeal has expired; and

(f) default by RioCan or any Material Subsidiary under the terms of any Indebtedness (other than any Non-Recourse Indebtedness) where that default results in the acceleration of that Indebtedness (after expiration of any applicable grace period) unless such acceleration is waived or rescinded; provided that the aggregate of all such Indebtedness which is accelerated exceeds $25 million.

Subject to the provisions of the Trust Indenture relating to the duties of the Indenture Trustee, in case an Event of Default applicable to a series of Debt Securities occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the Trust Indenture at the request or direction of any of the holders of Debt Securities of such series, unless such holders have offered to indemnify the Indenture Trustee to its reasonable satisfaction.

If an Event of Default (other than an Event of Default described in paragraph (d) above) occurs and is continuing with respect to a particular series of Debt Securities, the Indenture Trustee may, in its discretion, or will, upon receiving instruction from the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series, accelerate the maturity of all Debt Securities of such series; provided that, notwithstanding any other provisions of the Trust Indenture, after such acceleration, but before a judgement or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may rescind and annul such acceleration in certain circumstances described in the Trust Indenture. Please see "Modification and Waiver". If an Event of Default specified in paragraph (d) above occurs, the outstanding Debt Securities will become immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any holder of Debt Securities.

Additional Events of Default may be prescribed in a Supplemental Indenture for the benefit of holders of the applicable series of Debt Securities.

Redemption

A Prospectus Supplement may outline the circumstances under and the basis on which RioCan, at any time and from time to time at its option, may redeem all or any principal amount of the Debt Securities of any series before its stated maturity.

Purchase for Cancellation

Subject to the terms of any Supplemental Indenture, RioCan, at any time and from time to time, may purchase for cancellation all or any principal amount of Debt Securities of any series in the market, by private contract or by tender at any price.

Defeasance

The Trust Indenture contains provisions requiring the Indenture Trustee to release RioCan from its obligations under any Supplemental Indenture and the Trust Indenture relating to a particular series of Debt Securities provided that, among other things, RioCan satisfies the Indenture Trustee that it has deposited funds

or made due provision for the payment of the expenses of the Indenture Trustee and for payment of all principal and interest and other amounts due or to become due in respect of such series of Debt Securities.

Modification and Waiver

The rights of the holders of Debt Securities issued under the Trust Indenture and any Supplemental Indenture may be modified if authorized by Extraordinary Resolution. If the proposed modification affects the rights of the holders of a separate series of Debt Securities issued under a Supplemental Indenture rather than all of the Debt Securities, the approval of a like proportion of the holders of such separate series of Debt Securities outstanding under such Supplemental Indenture will be required.

Notwithstanding the above, the approval of holders of 75% of the outstanding principal amount of Debt Securities of any series will be required (a) to change the stated maturity of the principal, the redemption price of, or any instalment of interest on, any Debt Securities of such series, (b) to reduce the principal amount of, or interest or premium (if any) on, any Debt Securities of such series, (c) to change the place or currency of payment of the principal of, premium (if any) on redemption price of or interest on, any Debt Securities of such series, or (d) to amend the percentage of Debt Securities of such series necessary to approve an Extraordinary Resolution.

The holders of a majority of the outstanding principal amount of the Debt Securities of a series, on behalf of all holders of Debt Securities of that series, may waive compliance by RioCan with certain restrictive provisions of the Trust Indenture relating to such series. Subject to certain rights of the Indenture Trustee as provided in the Trust Indenture, the holders of a majority of the outstanding principal amount of the Debt Securities of a series, on behalf of all holders of Debt Securities of such series, may waive certain Events of Default under the Trust Indenture with respect to such series of Debt Securities.

Financial Information

RioCan has covenanted in the Trust Indenture to deliver to the Indenture Trustee its audited annual financial statements and unaudited interim financial statements at such time as such statements are delivered to Canadian securities regulators.

PLAN OF DISTRIBUTION

General

RioCan will sell the Debt Securities to or through underwriters or dealers or purchasers directly or through agents. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

A Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Debt Securities, the proceeds to RioCan from the sale of the Debt Securities, any initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis), any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or omissions allowed or reallowed or paid to dealers may be changed from time to time.

Each series or issue of Debt Securities will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of Debt Securities, the Debt Securities will not be listed on any securities or stock exchange. In connection with any offering of Debt Securities, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom Debt Securities are sold by RioCan may make a market in the Debt Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a

trading market in any of the Debt Securities will develop or as to the liquidity of any trading market for the Debt Securities.

Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with RioCan to indemnification by RioCan against certain liabilities including liabilities under securities legislation, or to contribution with respect to payments that they may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for RioCan in the ordinary course of business.

The Debt Securities have not been and will not be registered under the United States Securities Act of 1933 (the "**U.S. Securities Act**"). Accordingly, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, the Debt Securities may not be offered, sold or delivered within the United States, and each underwriter or agent will agree that it will not offer, sell or deliver the Debt Securities within the United States. In addition, until 40 days after the commencement of an offering of Debt Securities, an offer or sale of such Debt Securities within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act.

RECENT DEVELOPMENTS

The following is a summary of the developments in the business and affairs of RioCan since the date of the AIF and which have not been described elsewhere in this prospectus or in the documents incorporated by reference herein:

1. At the annual and special meeting of unitholders of RioCan that was held on June 2, 2004 (the "**Meeting**"), unitholders approved various amendments to the "Fundamental Restrictions" and "Computation of Income" sections contained in RioCan's Declaration of Trust. A description of these amendments can be found at pages 7 through 10 of the Circular, which is incorporated herein by reference.

2. At the Meeting, the board of trustees was increased to ten members. Unitholders elected two new members to RioCan's board of trustees, Dale H. Lastman and Ronald W. Osborne.

3. On September 20, 2004, RioCan completed an offering of $110 million principal amount of 5.29% Series D senior unsecured debentures with a maturity date of September 21, 2009.

4. On October 6, 2004, RioCan announced the formation of a strategic alliance with the Canadian Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada. The objective of the joint venture is to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired through this joint venture will remain core, long-term holdings for both RioCan and CPP Investment Board. In addition, RioCan will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.

5. On October 27, 2004, RioCan issued 2,500,000 Units to an affiliate of Kimco Realty Corporation ("**Kimco**") upon the exercise by Kimco of purchase warrants issued to them in September 2001.

6. On January 4, 2005, RioCan completed an offering of 8,250,000 units for gross proceeds of $143,962,500.

7. On January 4, 2005, RioCan completed an offering of $110,000,000 principal amount of 3.85% Series E senior unsecured debentures with a maturity date of January 4, 2008.

8. On February 3, 2005 RioCan announced the acquisition of three shopping centre properties located in the Province of Quebec. The transaction is being completed in stages and RioCan has now completed the acquisition of 620,000 square feet for a purchase price of $113 million. Acquisitions of a further 500,000 square feet are expected over the next two years.

Mega-Centre Notre Dame in Laval will ultimately comprise 700,000 square feet anchored by (user-owned) retailers Super C (Metro Richelieu), Zellers and Sears. National tenants include Winners, HomeSense, Mexx, Blockbuster, Guess, Tristan, Penningtons and Fairweather. An additional 326,000 square feet will be completed

and acquired by RioCan over the next two years such that RioCan's owned interest will be over 500,000 square feet.

Mega-Centre Lebourgneuf in Quebec City will total 870,000 square feet anchored by (user-owned) retailers Costco, Home Depot and Canadian Tire. National tenants include Winners, HomeSense, Sports Experts, Business Depot, Tommy Hilfiger, Tristan, Jacob, Aldo, La Vie en Rose, Reitmans, and Moores. An additional 165,000 square feet will be completed and acquired by RioCan over the next two years such that RioCan's owned interest will be over 455,000 square feet.

Mega-Centre Beauport in Quebec City will comprise 330,000 square feet anchored by (user-owned) retailer Reno Depot. National tenants include Cineplex Odeon, Business Depot, Sports Experts, Addition Elle, and Burger King. An additional 23,000 square feet will be completed and acquired by RioCan over the next two years such that RioCan's owned interest will be over 165,000 square feet.

In addition to the three shopping centres acquired, RioCan has entered into a firm agreement to purchase a 50% interest in Quartier 10/30 Brossard, Quebec, which is currently under development. Upon expected completion in the fall of 2006, the centre will comprise over 1,375,000 square feet of retail space, including shadow anchors. Extensive pre-leasing has commenced and tenancies include Canadian Tire, Cineplex Odeon, Winners and HomeSense and the site will also be home to a user-owned Loblaws.

RISK FACTORS

Prospective investors in a particular offering of the Debt Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein, the risks described in RioCan's annual information form and management's discussion and analysis which are incorporated by reference herein as at the date of the Prospectus Supplement relating to the particular offering of the Debt Securities.

LEGAL MATTERS

Certain legal matters relating to the offering of the Debt Securities will be passed upon on behalf of RioCan by Goodmans LLP. As of • , 2005, the partners and associates of Goodmans LLP beneficially owned, directly or indirectly, less than 1% of the outstanding common shares of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of Trustees of RioCan.

AUDITORS

RioCan's auditors are Soberman LLP, Chartered Accountants, 2 St. Clair Avenue East, Toronto, Ontario M4T 2T5.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated February 14, 2005 relating to the offer for sale from time to time of up to $750 million principal amount of senior unsecured debt securities of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2004 and 2003, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 21, 2005.

Toronto, Canada
February 14, 2005

(Signed) SOBERMAN LLP
Chartered Accountants

CERTIFICATE

Dated: February 14, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

(Signed) EDWARD SONSHINE, Q.C. President and Chief Executive Officer	(Signed) ROBERT WOLF Vice President and Chief Financial Officer

On behalf of the Trustees

(Signed) DALE LASTMAN Trustee	(Signed) PAUL GODFREY Trustee

Document 67

financial review

Table of Contents



RIO CAN

auditors' report

To the Unitholders of RioCan Real Estate Investment Trust

We have audited the consolidated balance sheets of RioCan Real Estate Investment Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Soberman LLP"

SOBERMAN LLP
Chartered Accountants

Toronto, Canada
January 21, 2005

consolidated balance sheets

(IN THOUSANDS) At December 31	2004	2003
ASSETS		
Real Estate Investments		
Income properties (NOTE 2)	$ 3,699,491	$ 3,401,310
Properties under development (NOTE 4)	130,592	101,615
Mortgages and loans receivable (NOTE 6)	42,629	81,293
	3,872,712	3,584,218
Receivables and other assets (NOTE 7)	58,146	49,706
Cash and short-term investments	21,420	156,667
	$ 3,952,278	$ 3,790,591
LIABILITIES		
Mortgages payable (NOTE 8)	$ 1,765,699	$ 1,720,431
Debentures payable (NOTE 9)	448,693	338,693
Accounts payable and accrued liabilities (NOTE 10)	152,718	150,727
	2,367,110	2,209,851
UNITHOLDERS' EQUITY		
Unitholders' equity	1,585,168	1,580,740
	$ 3,952,278	$ 3,790,591

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

Approved by the Board of Trustees

"Paul Godfrey"

"Edward Sonshine"

PAUL GODFREY
Chairman of the Board of Trustees

EDWARD SONSHINE, Q.C.
Trustee

consolidated statements of unitholders' equity

(IN THOUSANDS) Years ended December 31	2004	2003
Trust units (NOTE 11)		
Balance, beginning of year	$ 1,635,348	$ 1,392,485
Unit issue proceeds, net	67,472	242,863
Balance, end of year	$ 1,702,820	$ 1,635,348
Value associated with unit option grants (NOTE 1(f))		
Balance, beginning of year	$ –	$ –
Value associated with unit options granted subsequent to 2001 and vested at December 31, 2003	1,013	–
Value associated with compensation expense for unit options granted	679	–
Balance, end of year	$ 1,692	$ –
Cumulative earnings		
Balance, beginning of year	$ 847,828	$ 665,412
Compensation expense associated with unit options granted subsequent to 2001 and vested at December 31, 2003	(1,013)	–
Net earnings	158,321	182,416
Balance, end of year	$ 1,005,136	$ 847,828
Cumulative distributions to unitholders		
Balance, beginning of year	$ (902,436)	$ (709,425)
Distributions to unitholders	(222,044)	(193,011)
Balance, end of year	$ (1,124,480)	$ (902,436)
Total unitholders' equity	$ 1,585,168	$ 1,580,740
Units issued and outstanding (NOTE 11)	183,604	178,050

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

consolidated statements of earnings

(IN THOUSANDS, EXCEPT PER UNIT AMOUNTS) Years ended December 31	2004	2003
Revenue		
Rentals	$ 549,147	$ 500,376
Fees	15,875	13,912
Interest	9,036	10,196
Gain on properties held for resale	7,615	–
Total revenue	581,673	524,484
Expenses		
Operating costs	179,082	165,273
Interest (NOTE 5)	137,359	126,463
General and administrative (NOTE 5)	16,126	12,764
Non-controlling interest	–	1,843
Amortization (NOTE 3)	92,179	35,763
Total expenses	424,746	342,106
	156,927	182,378
Provision for diminution in valuation of income property	(2,346)	–
Gain on income properties held for sale	–	354
Net earnings from continuing operations	154,581	182,732
Discontinued operations (NOTE 2)	3,740	(316)
Net earnings	$ 158,321	$ 182,416
Net earnings per unit – basic		
Continuing operations	$ 0.86	$ 1.08
Discontinued operations	0.02	–
Net earnings	$ 0.88	$ 1.08
Net earnings per unit – diluted		
Continuing operations	$ 0.85	$ 1.07
Discontinued operations	0.02	–
Net earnings	$ 0.87	$ 1.07
Weighted average number of units outstanding	180,570	168,960

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

consolidated statements of cash flows

(IN THOUSANDS) Years ended December 31	2004	2003
CASH FLOW PROVIDED BY (USED IN):		
Operating activities		
Net earnings	$ 158,321	$ 182,416
Items not affecting cash		
Amortization	93,850	37,313
Discontinued operations	(2,901)	3,140
Provision for diminution in valuation of income property	2,346	–
Gain on income properties held for sale	–	(354)
Properties held for resale, net	(3,336)	–
Expenditures on deferred leasing costs	(15,160)	(14,454)
Change in other non-cash operating items	8,602	(10,190)
Cash flow provided by operating activities	241,722	197,871
Investing activities		
Acquisition of income properties	(312,077)	(174,925)
Capital expenditures on income properties and properties under development	(115,417)	(80,864)
Mortgages and loans receivable		
Advances	(28,267)	(24,186)
Repayments	62,728	22,348
Short-term investments	19,345	(25,108)
Proceeds on disposition		
Income properties held for sale	11,858	77,264
Discontinued operations	32,661	3,254
Cash flow used in investing activities	(329,169)	(202,217)
Financing activities		
Mortgages payable		
Borrowings	137,105	297,680
Repayments	(120,548)	(166,211)
Issue of debenture payable, net	108,657	–
Non-controlling interest	–	(52,800)
Issue of units, net	40,022	220,144
Units issued under distribution reinvestment plan	27,451	22,718
Distributions paid	(216,453)	(190,318)
Cash flow provided by (used in) financing activities	(23,766)	131,213
Increase (decrease) in cash and equivalents	(111,213)	126,867
Cash and equivalents, beginning of year	132,633	5,766
Cash and equivalents, end of year	$ 21,420	$ 132,633
Supplemental cash flow information		
Acquisition of income properties through assumption of liabilities	$ 62,250	$ 132,663
Purchasers' assumption of liabilities on dispositions of income properties	$ (33,538)	$ (27,936)
Interest paid	$ 144,800	$ 136,355
Cash equivalents, end of year	$ 12,900	$ 104,525

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
December 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Income property investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

(c) Real estate investments

(i) Income properties

Income properties are carried at cost less accumulated amortization (Note 1 (c) (iii)). For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between contractual and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. For income property acquisitions initiated before September 12, 2003 the cost of income properties is allocated to land and buildings.

The cost of income properties also includes the value of the differential between stated and market interest rates on any long term liabilities assumed at acquisition.

The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of building amortization and requires that initial leasing costs for a property under development are no longer included as a base building component. These methods were used by the Trust prior to January 1, 2004 in amortizing the cost of its buildings. These recommendations are prospective in application, and commencing January 1, 2004 the Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives between 29 and 40 years and initial leasing costs related to properties under development are included with deferred tangible leasing costs. The impact of the adoption of this standard increased building amortization, over what it otherwise would have been on the sinking fund basis, during the year ended December 31, 2004 by approximately $44,436,000 ($0.25 per unit) with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. The impact of the adoption of this standard during the year ended December 31, 2004 did not have a material impact on amortization of deferred tangible leasing costs.

Deferred tangible leasing costs are comprised of: (i) deferred tangible leasing costs identified as a component of income properties (whether acquired or developed by the Trust); and (ii) tenant installation costs for income properties including a portion of estimated internal leasing costs. Deferred tangible leasing costs are deferred and amortized on a straight-line basis over the term of the respective lease.

Maintenance and repairs costs are expensed against operations in the period to which they relate, while significant improvements, replacements and major renovations are capitalized to income properties.

(ii) Properties under development

Properties under development are stated at cost (Note 1 (c) (iii)). Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses.

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Impairment of long-lived assets

The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Commencing January 1, 2004 the impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 the Trust measured the impairment of an asset as the amount by which the asset's carrying value exceeded the estimated undiscounted future cash flow from the use and disposal of the asset. The Trust has determined that the effect of this new impairment standard did not have a material impact on the Trust's financial position or results of operations.

(iv) Properties held for resale

Properties held for resale are properties acquired for resale for which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. Properties held for resale are stated at the lesser of cost and net realizable value. No amortization is recorded on these assets.

(d) Debt financing costs

Costs of debt financing and the value of the differential between stated and market interest rates related to long term liabilities assumed at acquisition of an income property are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

(e) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair value. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The CICA adopted recommendations that require the Trust to change the method of rental revenue recognition such that it can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004 the Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The impact of the straight-line adjustment increased rents receivable, rental revenue, net earnings and unitholders' equity by approximately $7,602,000 ($0.04 per unit) for the year ended December 31, 2004.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(f) Incentive unit option plan

The Trust has a unit based compensation plan which is described in Note 12.

The CICA adopted recommendations requiring the Trust to expense the fair value of all trustee and employee unit option grants. RioCan has elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 the Trust has recognized the cumulative effect by making an adjustment to opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased

general and administrative expense during the year ended December 31, 2004 by $679,000 with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

Unit based compensation expense associated with these options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 12.5% on the underlying units, a weighted average exercise price of $13.55, a weighted average distribution yield of approximately 8.4% and a weighted average risk free interest rate of approximately 5%.

(g) Financial instruments

The Trust's rents receivable, mortgages and loans receivable (excluding options to purchase real estate investments), cash and short-term investments and accounts payable and accrued liabilities are carried at cost, which approximates fair value. The fair value of other financial instruments is disclosed in Note 16 with fair value based upon discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the Trust might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future outstanding debt without an exchange of the underlying principal amount. The difference payable or receivable on such transactions is recorded as an adjustment to the related interest cost.

(h) Cash and equivalents

Cash and equivalents are comprised of cash and include short-term market investments with original maturities of three months or less.

2. INCOME PROPERTIES

2004	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 782,977	$ –	$ 782,977
Buildings	2,864,157	(157,384)	2,706,773
Deferred tangible leasing costs	89,412	(25,004)	64,408
Deferred intangible leasing costs	46,786	(4,526)	42,260
Properties held for resale	87,542	–	87,542
Equity investments in income properties	15,531	–	15,531
	$ 3,886,405	$ (186,914)	$ 3,699,491

2003	Cost	Accumulated Amortization	Net Carrying Amount
Land	$ 721,175	$ –	$ 721,175
Buildings	2,662,841	(87,311)	2,575,530
Deferred tangible leasing costs	55,388	(20,074)	35,314
Discontinued operations *(i)*	60,577	–	60,577
Equity investments in income properties	8,714	–	8,714
	$ 3,508,695	$ (107,385)	$ 3,401,310

(i) In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the same co-owner's interests in three income properties.

At December 31, 2004 and 2003 summarized financial information relating to these discontinued operations is as follows:

		2004		2003
Balance sheet				
Income producing properties	$	–	$	60,577
Other assets (Note 7)		1,121		4,267
Mortgages payable		–		33,479
Other liabilities (Note 10)		232		1,965
Statement of earnings				
Revenue	$	2,859	$	7,677
Operating costs		(1,106)		(2,753)
Interest expense		(914)		(2,100)
Amortization and provision for diminution in valuation		(313)		(2,919)
Gain (loss) on income properties held for sale		3,214		(221)
Net earnings (loss)	$	3,740	$	(316)

The comparative information for the year ended December 31, 2003 also includes financial information relating to an income property disposed of by the Trust in November 2003.

(ii) Land and buildings include income properties under capital lease for which the Trust has exercised its options to purchase in 2013. The components are as follows: land – $7,473,000; buildings – $26,540,000; deferred tangible leasing costs – $1,979,000; deferred intanglible leasing costs – $3,860,000; accumulated amortization – $2,296,000; and, included in mortgages payable are obligations under capital lease of $10,406,000 (maturing in 2013, encompassing annual minimum lease payments of approximately $750,000 for each of the next five years at an imputed interest rate of 6.54% per annum).

(iii) Revenue includes income from equity investments in income properties of $2,668,000 (2003 – $912,000).

3. AMORTIZATION

		2004		2003
Buildings (Note 1 (c))	$	76,515	$	27,237
Deferred tangible leasing costs		10,343		8,526
Deferred intangible leasing costs		5,321		–
	$	92,179	$	35,763

4. PROPERTIES UNDER DEVELOPMENT

Included in properties under development are carrying costs of $8,297,000 (2003 – $10,578,000). The estimated costs to complete properties currently under development for the years ended December 31 are as follows: 2005 – $73,600,000; and 2006 – $61,000,000.

5. CAPITALIZATION OF CARRYING COSTS

		2004		2003
Interest				
Interest expense	$	145,833	$	135,362
Capitalized to real estate investments		(8,474)		(8,899)
Net interest expense	$	137,359	$	126,463
General and administrative				
General and administrative expense	$	19,168	$	16,026
Capitalized to real estate investments		(3,042)		(3,262)
Net general and administrative expense	$	16,126	$	12,764

6. MORTGAGES AND LOANS RECEIVABLE

		2004		2003
Mortgages and loans receivable from co-owners	$	3,178	$	22,480
Participating mortgages and loans receivable		17,292		51,952
Other mortgages and loans receivable		22,159		6,861
	$	42,629	$	81,293

Mortgages and loans receivable from co-owners bear interest at rates ranging between 7% and 12% with a weighted average year end rate of 11.7% (2003 – 10.2%). The mortgages and loans receivable from co-owners mature in 2007. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Participating mortgages and loans receivable bear interest at rates ranging from 10% to 11% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). The Trust has options to purchase (and the borrowers have options to require the Trust to purchase) an interest (generally between 33 1/3% and 50%) in the properties. These participating mortgages and loans will be repaid from the cash flows generated from the exercise of the Trust's options to purchase the properties and from operating and capital transactions relating to the properties, subject to a fifteen year maximum term.

Other mortgages and loans receivable bear interest at rates varying from 5.25% to 10% per annum with a weighted average year end rate of 9.01% (2003 – 6.98%). Future repayments are due as follows:

Year ending December 31, 2005	$	19,886
2006		2,273
Other mortgages and loans receivable	$	22,159

7. RECEIVABLES AND OTHER ASSETS

	2004	2003
Prepaid operating expenses and property taxes	$ 18,602	$ 16,272
Deferred rents receivable	10,573	–
Debt financing costs	8,589	6,865
Investments at cost	7,033	1,271
Contractual rents and other receivables	5,606	13,122
Capital assets (net of accumulated amortization of $4,718)	4,875	4,395
Other assets	1,747	3,514
Other assets related to discontinued operations (Note 2(i))	1,121	4,267
	$ 58,146	$ 49,706

8. MORTGAGES PAYABLE

Mortgages payable bear interest at rates ranging between 3.91% and 12.95% per annum with a weighted average year end rate of 7.02% (2003 – 7.15%) and mature between 2005 and 2034. Future repayments are due as follows:

Year ending December 31, 2005		$ 169,461
	2006	137,067
	2007	241,990
	2008	200,377
	2009	228,790
	Thereafter	788,014
		$ 1,765,699

At December 31, 2004 the Trust had revolving lines of credit totalling $63,500,000 (2003 – $102,500,000) with major Canadian financial institutions, against which $11,652,000 of letters of credit (2003 – $20,572,000) and $37,563,000 (2003 – $Nil) in cash advances were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

9. DEBENTURES PAYABLE

	2004	2003
Series A senior unsecured, maturity of October 31, 2007, bearing interest at 7.07% per annum, payable semi-annually	$ 13,693	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, bearing interest at 6.75% per annum, payable semi-annually	50,000	50,000
Series C senior unsecured, maturity of January 18, 2006, bearing interest at 7.20% per annum, payable semi-annually	125,000	125,000
Series D senior unsecured, maturity of September 21, 2009, bearing interest at 5.29% per annum, payable semi-annually	110,000	–
RealFund Series A senior unsecured, maturity of August 1, 2007, bearing interest at 7.05% per annum, payable semi-annually	150,000	150,000
	$ 448,693	$ 338,693

On January 4, 2005 the Trust issued $110,000,000 Series E senior unsecured debentures, maturing January 4, 2008, bearing interest at 3.85% per annum, payable semi-annually. Debenture issue expenses were approximately $900,000.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
Tenant installation and capital expenditures	$ 42,031	$ 50,725
Operating expenses	40,028	35,547
Distributions payable to unitholders	22,950	17,360
Accrued interest	21,783	19,481
Differential between stated and market interest rates on long term liabilities assumed at acquisition of income properties	16,453	11,556
Deferred income	8,120	13,273
Unfunded employee future pension benefits (Note 13)	1,121	820
Other liabilities related to discontinued operations (Note 2(i))	232	1,965
	$ 152,718	$ 150,727

11. UNITHOLDERS' EQUITY

	2004		2003	
	Units	$	Units	$
Units outstanding, beginning of year	178,050	$ 1,635,348	158,573	$ 1,392,485
Shares issued:				
Publicly	–	–	16,000	203,346
Exercise of warrants	2,500	27,540	–	–
Trustee and employee unit option plan	1,295	12,481	1,791	16,799
Distribution reinvestment and direct purchase plans	1,759	27,451	1,686	22,718
Units outstanding, end of year	183,604	$ 1,702,820	178,050	$ 1,635,348

At December 31, 2003 there were 2,500,000 warrants outstanding. Each warrant would have expired on September 7, 2006 and entitled the holder to acquire one unit of the Trust at $11.02. The warrants were exercised in October 2004 for cash consideration of $27,550,000.

On January 4, 2005 the Trust issued 8,250,000 units for cash consideration of $143,962,500. Unit issue expenses were approximately $5,800,000.

Effective January 1, 1994 the Trust became a closed-end real estate investment trust in accordance with the restructuring approved by unitholders on November 29, 1993. Total unitholders' equity at December 31, 1993 has been reported as the opening balance of trust units at January 1, 1994.

12. INCENTIVE UNIT OPTION PLAN

The Trust's incentive unit option plan for its employees and trustees ("the plan") provides for option grants to a maximum of 14,000,000 units. At December 31, 2004, 3,242,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 25% per annum commencing on the first anniversary after the date of the grant, being fully vested after four years.

A summary of the status of the plan as at December 31, 2004 and 2003, and changes during the years ended on those dates are as follows:

	2004		2003	
Options	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price
Outstanding, beginning of year	4,909	$ 11.22	5,686	$ 10.26
Granted	1,100	$ 15.17	1,050	$ 13.24
Exercised	(1,295)	$ 9.64	(1,791)	$ 9.38
Forfeited	(6)	$ 11.88	(36)	$ 11.25
Outstanding, end of year	4,708	$ 12.57	4,909	$ 11.22
Options exercisable at year end	2,199	$ 11.42	2,803	$ 10.57
Weighted average fair value per unit of options granted during year		$ 0.97		$ 0.71

The following unit options granted to employees and trustees were outstanding at the end of the year:

Exercise Price ($)	Options Outstanding	Options Vested	Expiry Date
10.60	300	300	January 12, 2008
10.50	213	213	May 25, 2008
9.45	118	118	May 31, 2009
9.50	10	10	June 1, 2009
8.80	96	96	June 1, 2010
8.90	96	96	October 4, 2010
9.25	100	–	January 4, 2011
10.45	385	234	May 30, 2011
12.07	500	300	January 1, 2012
12.60	744	424	May 30, 2012
12.25	20	12	December 6, 2012
12.43	325	130	January 2, 2013
12.45	25	10	January 6, 2013
13.65	676	256	June 2, 2013
15.20	400	–	January 2, 2014
15.16	700	–	June 1, 2014
	4,708	2,199	

On January 4, 2005 options to acquire 425,000 units of the Trust at a price of $17.75 per unit were granted. The options expire January 4, 2015.

13. EMPLOYEE FUTURE BENEFITS

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $315,000 for the year ended December 31, 2004 (2003 – $276,000). The defined benefit pension plans benefits are based on a specified length of service, up to a stated maximum. A summary of the defined benefit pension plans for the year ended December 31, 2004 is as follows: ending balance of fair value of plan assets – $317,000 (2003 – $173,000); ending balance of accrued benefit liability – $1,121,000 (2003 – $820,000); and annual benefit expense – $420,000 (2003 – $347,000).

14. INVESTMENT IN CO-OWNERSHIPS

The Trust's share of the assets, liabilities, earnings and cash flows from co-ownership activities is summarized as follows:

	2004	2003
Continuing operations		
Assets	$ 853,095	$ 817,271
Liabilities	548,864	536,957
Revenue	122,010	105,713
Net earnings	29,546	31,979
Cash flow provided by operating activities	42,319	31,973
Cash flow provided by financing activities	27,524	137,564
Cash flow used in investing activities	(89,154)	(193,498)
Discontinued operations		
Assets	$ –	$ 64,660
Liabilities	–	35,452
Revenue	2,863	7,471
Net earnings	3,762	2,625
Cash flow provided by (used in) operating activities	(1,005)	2,472
Cash flow provided by financing activities	59	2,386
Cash flow provided by (used in) investing activities	32,661	(5,649)

Guarantees and contingencies (NOTE 18 (B))

15. INCOME TAXES

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

The carrying value of the Trust's real estate at December 31, 2004 exceeds its tax basis by approximately $328,000,000.

16. FINANCIAL INSTRUMENTS

(a) Fair value of financial instruments

	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgages payable	$ 1,765,699	$ 1,903,252	$ 1,720,431	$ 1,859,494
Debentures payable	$ 448,693	$ 469,073	$ 338,693	$ 356,566

(b) Risk management

(i) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk by conducting credit assessments on new lessees, by ensuring that its tenant mix is diversified through a large tenant base and by limiting its exposure to any one tenant.

Further risks arise in the event that borrowers default on the repayment of their mortgages to the Trust. Such risk is mitigated through due diligence and evaluation of the worth of the underlying real estate investments.

(ii) Interest rate risk

The Trust is exposed to interest rate risk on its borrowings. The Trust seeks to reduce its interest rate risks by staggering the maturities of its long term debt and by limiting the use of floating rate debt.

17. SEGMENTED DISCLOSURES

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

18. COMMITMENTS

(a) Lease commitments

The Trust is committed under long term operating leases with various expiry dates to 2029. Minimum annual rentals for the next five years are as follows:

Year ending December 31, 2005	$ 4,123
2006	4,057
2007	3,975
2008	3,892
2009	3,825

(b) Guarantees

The Trust has provided guarantees on behalf of third parties, primarily to certain RioCan partners and co-owners for their share of mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At December 31, 2004 such guarantees amounted to $391,000,000 and expire between 2005 and 2034. No amount has been provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

(c) Future purchases of income properties

The Trust has entered into an agreement to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions will be completed in stages as leasable area is completed and occupied by tenants. The purchase prices will be determined by valuing completed and tenant occupied areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. The purchase prices related to this obligation for the years ending December 31 are estimated as follows: 2005 – $200,000,000; and 2006 – $136,000,000.

Document 68

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Edward Sonshine, President and Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Dated this 14th day of February 2005.

"Edward Sonshine"

Edward Sonshine, Q.C.
President and Chief Executive Officer

Document 69

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Robert Wolf, Vice President and Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Dated this 14th day of February 2005.

"Robert Wolf"

Robert Wolf
Vice President and Chief Financial Officer

Document 70

financial review

Table of Contents


RIO CAN

The terms "RioCan", "the Trust", "we", "us" and "our" in the following Management's Discussion and Analysis ("MD&A") refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the two years ended December 31, 2004 and 2003. Our discussion and analysis should be read in conjunction with our consolidated financial statements for the two years ended December 31, 2004 and 2003. Historical results and percentage relationships contained in our consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of the Trust's future operations.

Certain information contained in this MD&A contains forward-looking statements, based on our estimates and assumptions which are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion. Except as required by applicable law, RioCan undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

We are an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization.

At December 31, 2004: (i) we had ownership interests in a portfolio of 184 shopping centres comprising 29.7 million square feet with a portfolio occupancy rate of 96.3%; (ii) 80.7% of our annualized gross rental revenue was derived from, and 81.2% of our space was leased to, national and anchor tenants; (iii) no individual tenant comprised more than 5.2% of the portfolio's annualized gross rental revenue; (iv) over 47.3% of annualized gross rental revenue was derived from our 25 largest tenants; (v) 11.9% of our annualized gross rental revenue came from national and regional supermarket chains; and (vi) we had approximately 5,200 individual tenancies. The International Council of Shopping Centers ranked RioCan the fifteenth largest owner of shopping centres in North America as measured by our gross leasable area at August 31, 2004.

Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, we have a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles ("GAAP").

VISION AND BUSINESS STRATEGY

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. The specific retail areas in which we invest are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed centres and dominant regional enclosed malls are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, necessity-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component. We have in-house professionals possessing all real estate related functional capabilities to assist us in achieving our business plans.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing distributable income before distributable capital gains ("recurring distributable income" or "RDI", a non-GAAP measure). Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities in pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan, and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this strategy include: RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that

acquires income properties for purposes of redevelopment or repositioning with the intention of resale; and income properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program). These programs are further discussed under our Asset Profile.

RioCan's above stated purpose means that the key measures by which management evaluates its success in the achievement of its objectives are: (i) the growth in RDI; and (ii) the growth and stability of cash distributions to unitholders. A review of these key measures is found in our discussion under Financial Liquidity and Capital Commitments.

SIGNIFICANT ACCOUNTING POLICIES

The discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

We believe the following significant accounting policies are most affected by judgments and estimates used in the preparation of our consolidated financial statements. For a detailed description of these and other accounting policies refer to Note 1 of our consolidated financial statements.

Building amortization

We are required to assess the useful lives of our long-lived income properties for purposes of determining the amount of building amortization to record on a quarterly and annual basis. The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of building amortization and requires that initial leasing costs for a property under development are no longer included as a base building component. We used these methods prior to January 1, 2004 in amortizing the cost of our buildings. These recommendations are prospective in application, and commencing January 1, 2004 we amortize the cost of our buildings using the straight-line method over their estimated useful lives of between 29 and 40 years and initial leasing costs related to properties under development are included with deferred tangible leasing costs. The adoption of this standard increased our amortization, over what it otherwise would have been on the sinking fund basis, during the year ended December 31, 2004 by approximately $44.4 million, with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. Our determination of the estimated useful lives of our buildings could vary under differing circumstances and result in a significantly different calculation of building amortization. The amount of building amortization has a direct impact on our net earnings.

Impairment of real estate investments

We continually evaluate the recoverability of the net carrying amount of our income properties and properties under development. The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires us to record an impairment loss when the carrying amount of these real estate investments exceeds the sum of the undiscounted cash flows expected from their use and disposal. Commencing January 1, 2004 any impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 we measured any impairment of our real estate investments as the amount by which the asset's carrying value exceeded its net recoverable amount (determined using the estimated undiscounted future cash flow from the use and disposal of the asset). We have determined that the effect of this new impairment standard did not have a material impact on our financial position or results of our operations. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

We continually evaluate the recoverability of the carrying amount of our properties held for resale. Properties held for resale are properties which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. Properties held for resale are stated at the lesser of cost and net realizable value. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Additionally, we continually evaluate our mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable may not be recovered due to the inability of the underlying assets' performance to support a fair value that would exceed our net equity in these assets (with consideration given to third party guarantees). In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Guarantees

We review at least annually, or when events or circumstances occur, our contingent liabilities relating to our guarantees on behalf of third parties, primarily to certain partners and co-owners for their share of mortgages payable and to certain borrowers under our participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to RioCan under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. A contingent liability is recorded by us when the carrying values of the related real estate investments are not recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair value of the collateral assets being insufficient to cover the obligations and encumbrances in a sale between unrelated parties in the normal course of business. Our estimates of future cash flow and fair value could vary and result in a significantly different assessment of such contingent liabilities.

Fair value

Fair value can be characterized as the amount at which an item could be bought or sold in a current transaction between independent willing parties (that is, other than in a forced or liquidation sale). The fair value of a disposal group is the amount at which the group as a whole could be bought or sold in a current single transaction between independent willing parties, and would not necessarily be equal to the sum of the fair values of the individual assets and liabilities of the group.

Quoted market prices in active markets are the best evidence of fair value and are used as the basis for fair value measurement, when available. When quoted market prices are not available, estimates of fair value are based on the best information available, including prices for similar items and the results of other valuation techniques. Valuation techniques used would be consistent with the objective of measuring fair value.

The techniques used to estimate future cash flows and interest rates will vary from one situation to another depending on the circumstances surrounding the asset or liability in question. Cash flow estimates incorporate assumptions that marketplace participants would use in their estimates of fair value whenever that information is available without undue cost and effort. Otherwise, an enterprise may use its own assumptions. There are several reasons why RioCan may expect to realize or pay cash flows that differ from those expected by others in the marketplace. These include: (i) we may intend a different use than that anticipated by others; (ii) we may prefer to accept the risk of a liability and manage it internally, rather than transferring that liability to another enterprise; (iii) we may possess unique capabilities not available to others, such as our full range of real estate related in-house functional capabilities; (iv) we may have information or processes that allow us to realize (or avoid paying) cash flows that differ from others' expectations; and (v) we may be able to realize economies of scale not available by others.

As a result, in determining fair value we select amongst several acceptable valuation techniques and make assumptions. Consequently, our determination of fair value could vary under differing circumstances and result in significantly different calculations of fair value.

Our financial statements are affected by the fair value based method of accounting, the most significant impacts of which are as follows:

- The cost of acquired income properties is allocated to intangible and tangible assets on a relative fair value basis. The acquisition cost of income properties also includes the value of the differential between stated and market interest rates on any long term debt assumed by us at acquisition. (All references to long term debt in this MD&A are at stated amounts except as otherwise noted). In determining such fair value we use internally developed models that reflect estimated market conditions.
- Included in rental revenue is the adjustment for the differential between contractual rents and market rents on our tenant leases in place at the acquisition of our income properties. Additionally, for arrangements involving multiple elements we allocate the consideration to each element based on relative fair value. In determining such fair value we use internally developed models that reflect estimated market conditions.
- As discussed in impairment of real estate investments above, an impairment loss is recognized when the carrying amount is not recoverable and exceeds the asset's fair value. In determining such fair value we use internally developed models that reflect estimated market conditions.
- In assessing our potential exposure relating to third party guarantees we evaluate the fair value of the borrowers' interests in the underlying real estate investments compared to the liabilities for which we have provided guarantees. In determining such fair value we use internally developed models that reflect estimated market conditions.

- Unit based compensation expense is measured at fair value and expensed over the instruments' vesting periods. Unit based compensation expense associated with these options is calculated using the Black-Scholes Model for option valuation.
- At least annually we report in our notes to the financial statements the fair value of our financial instruments. RioCan's rents, mortgages and loans receivable (excluding purchase options), cash and short-term investments and accounts payable and accrued liabilities are carried at cost, which approximates their fair value. In determining the fair value of our mortgages and debentures payable, we use market quotations and internally developed models that reflect estimated market conditions.

ASSET PROFILE

Real estate investments

Income properties were $3.7 billion at December 31, 2004 as compared to $3.4 billion at December 31, 2003. The consolidated net carrying value of RioCan's owned interest at December 31, 2004 in 29.7 million (2003 – 27.6 million) square feet of gross leasable area is approximately $124 (2003 – $122) per square foot.

Our income properties are comprised of five distinct components, being: (i) long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); (ii) income properties held for sale and discontinued operations (arising from disposals of long-lived income properties); (iii) properties held for resale (properties for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business); (iv) real estate investments accounted for using the equity method ("equity-accounted for investments"); and (v) deferred tangible and intangible leasing costs. Each of the components of income properties is discussed below.

For the year ended December 31, 2004 the change in our land, buildings and tangible and intangible leasing costs identified at acquisition is primarily attributable to: (i) our acquisition of interests in income properties aggregating 2.5 million square feet for $374.3 million, of which $62.2 million was financed through the assumption of related mortgage debt; and (ii) dispositions of interests in income properties to tenants which had a net carrying amount of $18.6 million and generated proceeds of $18.6 million. Additionally, we recognized $2.3 million in provision for diminution in valuation of a non-retail income property disposed of in September 2004. Acquisitions during 2003 were $352 million of which $132.7 million was financed through the assumption of related mortgage debt, and our acquisition of an additional 20% interest in certain real estate investments in which we previously owned an equity-accounted for 40% interest. With our acquisition of this 20% additional interest we were required to proportionately consolidate our interests in these real estate investments which resulted in an increase in: (i) income properties of $78 million; and (ii) long term debt of $76.9 million. During the year ended December 31, 2003 we also completed dispositions of income properties (or interests therein) with a net carrying amount of $104.2 million, generating net proceeds of $106.9 million resulting in a gain on income properties held for sale of $0.4 million. Included in these dispositions was $22.1 million of mortgage debt that was assumed by the purchasers.

Of the acquisitions completed during 2004, $36.8 million were acquisitions of interests on account of our 50% co-tenancy with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. This compares to such acquisitions of $31 million for the corresponding period of 2003. At December 31, 2004 this co-tenancy ("RioKim") was comprised of interests in income properties aggregating approximately 7.5 million square feet. In certain transactions RioCan provides guarantees on behalf of third parties, primarily on behalf of partners and co-owners for their shares of mortgages payable. At December 31, 2004, $227 million of guarantees were provided by RioCan on behalf of Kimco for properties held in RioKim. Our original strategic alliance with Kimco provided that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. The parties continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned in RioKim.

On October 6, 2004 we announced that RioCan and the Canada Pension Plan Investment Board ("CPPIB") have formed a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long term holdings for both RioCan and CPPIB. This strategic alliance provides that RioCan and CPPIB have a mutual right of first refusal to acquire 50% of regional power

centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development and construction management services for centres acquired with CPPIB.

Effective for disposals initiated on or after May 1, 2003 we are required to reclassify a planned disposition of a long-lived income property for which we will receive no continuing cash flows or have no ongoing involvement as discontinued operations. Alternatively, a planned disposition of a long-lived income property for which we will continue to receive cash flows or have an ongoing involvement would require classification as income properties held for sale. Subsequent to reclassification we would no longer record amortization on these income properties.

During the first quarter of 2004 we transferred $66.4 million of income properties to discontinued operations. In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to our co-owner with a net carrying amount of $63 million for gross proceeds of $66.4 million, including $33.6 million of mortgage debt that was assumed by our co-owner. These dispositions resulted in a gain of $3.2 million which is included in discontinued operations; (ii) our acquisition from the same co-owner of its interests in three income properties for $15.1 million (included in the change to land, buildings and acquired leasing costs for the year ended December 31, 2004 as indicated above); and (iii) the repayment of mortgages receivable principal and accrued interest from the same co-owner of $12.4 million (also included in the mortgage principal repayments for the year ended December 31, 2004 as further discussed below). During the year ended December 31, 2003 we transferred a non-retail income property to discontinued operations which resulted in our recording a provision for diminution of valuation on this asset for $1.7 million. This asset was disposed of in November 2003.

Equity-accounted for investments increased to $15.5 million at December 31, 2004 from $8.7 million at December 31, 2003. The net change is primarily attributable to our additional investment in RRVLP of $8 million during 2004 (five properties aggregating 1.4 million square feet were acquired by the RRVLP during 2004) partially offset by distributions arising on the disposition of a property by the partnership in the third quarter of 2004. At December 31, 2004 RioCan's interests in the underlying real estate assets and in the related underlying mortgages payable was $21.2 million (December 31, 2003 – $8.8 million).

We have a 15% equity interest ($13.5 million at December 31, 2004) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which our share is up to $30 million), which taken together with third-party debt, will enable RRVLP to invest more than $500 million in targeted investments. At December 31, 2004 RRVLP owned shopping centres aggregating 2.1 million square feet with a total cost of $168.8 million. Additionally, during 2004 the partnership disposed of a property, of which our $0.7 million interest in the gain is reflected in gains on properties held for resale. Commencing with the earlier of: (i) the expiration of a three year investment period; or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for up to a further four years. It is the intention of the partners to then monetize any unrealized gains, unless otherwise agreed to by them. TIAA-CREF is a major U.S. pension fund, with over US$300 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $33 billion in net investment assets. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

As discussed above (see Vision and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. During the first quarter of 2004, we segregated those properties owned that met these criteria and are now reporting them separately as properties held for resale. No amortization is recorded as we will not hold these assets for long term use and intend to sell them in the ordinary course of business. During 2004 we acquired four such properties for $24.3 million and we disposed of interests in two such properties with carrying amounts of $26.1 million for net proceeds of $33.7 million (which disposition proceeds included a $2.7 million vendor take-back mortgage receivable to a purchaser) resulting in gains on properties held for resale of $6.9 million. When combined with our $0.7

million share of the RRVLP gain realized during 2004 as discussed above, during the year ended December 31, 2004 we had total gains on properties held for resale of $7.6 million.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with our internal leasing professionals. The costs associated with our internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $15.2 million for the year ended December 31, 2004 versus $14.5 million for the comparable period in 2003. We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the repaving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

As a normal part of our business, we expand and redevelop existing shopping centres allowing us to extract additional value from what we already own. We also have a development program primarily focused on new format retail centres. The provisions of our Declaration have the effect of limiting investments in (assets supported by) non-income producing properties to no more than 15% of the book value of unitholders' equity. Such developments may also be undertaken with established developers either on a co-tenancy basis or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is not to acquire undeveloped land unless it is zoned and generally an acceptable level of buildable space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to staged construction, keyed to leasing levels.

The costs related to these (re)development activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt.

Properties under development were $130.6 million at December 31, 2004 as compared to $101.6 million at December 31, 2003. During the year ended December 31, 2004 cash outlays were: (i) $90.9 million on expansion opportunities and development related expenditures as compared to $74 million for the comparable period in 2003; and (ii) $17.8 million on new format retail development projects. These overall increases are consistent with our focus on land use intensification at our existing properties and new format retail development projects. The balance of the change for both periods of 2004 and 2003 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) from (to) properties under (re)development.

In the making of investment decisions, we recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price. During 2004 $6.7 million of cash was invested in capital expenditures on income properties which, when taken together with $108.7 million of cash expended on properties under development, resulted in a total cash outflow during 2004 of $115.4 million for capital expenditures on income properties and properties under development. During the comparative period in 2003 $6.9 million of cash was invested in capital expenditures on income properties which, when taken together with $74 million of cash expended on properties under development, resulted in a total cash outflow of $80.9 million for capital expenditures on income properties and properties under development.

As discussed above, as part of its development program RioCan will make loan advances to its partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions may be structured as: (i) participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%) in the underlying property; or (ii) co-ownership interests.

Our mortgages and loans receivable decreased to $42.6 million at December 31, 2004 from $81.3 million at December 31, 2003. At December 31, 2004 the components comprising our mortgages and loans receivable were as follows: (i) mortgages and loans receivable from co-owners – $3.2 million (December 2003 – $22.4 million); (ii) participating mortgages and loans receivable – $17.3 million (December 2003 – $52 million); and (iii) other mortgages and loans receivable – $22.1 million (December 2003 – $6.9 million).

Cash advances on mortgages and loans receivable during the year ended December 31, 2004 totaled $28.3 million as compared to $24.2 million for the comparable period in 2003. Principal repayments of such amounts totaled $62.7 million during 2004, an increase over the $22.3 million we received for the comparable period in 2003. During 2004 approximately $34 million of principal was repaid by borrowers with the proceeds of our acquisitions of the borrowers' interests in certain properties (including through the exercise of options to purchase and the purchase of our interests by the same

co-owner as discussed above) that had been financed by RioCan through participating and co-owners mortgage loans as compared to $11.3 million for the corresponding period in 2003. Other repayments during 2004 and 2003 included the repayment(s) of a vendor-take-back mortgage(s) and the balance of repayments were from cash flows generated from operating and capital transactions relating to the underlying properties.

Of the December 31, 2004 balance of participating mortgages and loans receivable, up to $7.2 million can be repaid from cash flows generated from the exercise of options to (require the) purchase of interests in the properties. At December 31, 2004 the exercise of these options would have resulted in an increase in our real estate investments and our mortgages payable of approximately $12.5 million.

Other operating items

Receivables and other assets increased to $58.1 million at December 31, 2004 from $49.7 million at December 31, 2003. This increase is largely attributable to: (i) the impact of the change in reporting of rental revenue from a contractual basis to a straight-line method (refer to our discussion under Revenue); (ii) an increase in investments in marketable securities; (iii) deferred debt financing costs related to our September 2004 debenture payable issue; partially offset by (iv) increased collections of contractual rents receivable. Accounts payable and accrued liabilities increased to $152.7 million at December 31, 2004 from $150.7 million at December 31, 2003. This increase is mainly due to: (i) an increase in distributions payable to unitholders resulting primarily from the special distribution of $0.02 per unit payable to unitholders of record on December 31, 2004; (ii) an increase in the value of the differential between stated and market interest rates on long term debt assumed at the acquisition of income properties; (iii) an increase in accrued interest resulting from the debenture payable issued in September 2004; partially offset by (iv) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures; and (v) a decrease in deferred income.

Changes in other non-cash operating items (i.e. working capital) contributed $8.6 million of cash during 2004 compared to using cash of $10.2 million for the comparative period in the prior year. The increased cash inflows during 2004 are attributable to, amongst other items: (i) increased collections of property tax, common area and other billings to tenants and from co-owners; (ii) an increase in the collection of accrued interest receivable resulting from the increase in repayments of mortgage receivable principal; partially offset by (iii) increased debt financing costs related to our September 2004 debenture payable issue.

CAPITAL STRUCTURE AND LIQUIDITY

Debt

Standard & Poor's ("S&P") and Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). At both December 31, 2004 and 2003 S&P has provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's unsecured debentures. At both December 31, 2004 and 2003 DBRS has provided the Trust with a credit rating of BBB (stable) relating to RioCan's unsecured debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both agencies.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). By virtue of the covenant pattern on certain of our unsecured debentures, our debt is effectively limited to 55% of aggregate assets, notwithstanding these unitholder approved limits. At December 31, 2004 our indebtedness was 53.8% of aggregate assets and we could therefore incur additional indebtedness of $108.9 million and still not exceed a 55% leverage limit. Comparatively, at December 31, 2003 our indebtedness was 53.1% of aggregate assets and we could therefore have incurred additional indebtedness of over $165.2 million and still not exceeded a 55% leverage limit.

At December 31, 2004 our aggregate indebtedness was $2.21 billion as compared to $2.06 billion at December 31, 2003. At December 31, 2004 the composition of our aggregate indebtedness was as follows: (i) mortgages payable of $1.77 billion; and (ii) senior unsecured debentures payable ("debentures") of $448.7 million.

At December 31, 2004 we had five series of debentures outstanding totaling $448.7 million as compared to four series of debentures outstanding totaling $338.7 million at December 31, 2003. In September 2004 we issued $110 million Series D senior unsecured debentures, bearing interest at 5.29% per annum and maturing in September 2009. Additionally,

on January 4, 2005 we issued $110 million Series E senior unsecured debentures, bearing interest at 3.85% per annum and maturing in January 2008. Such debt requires no ongoing scheduled repayments of principal prior to maturity.

The change in our mortgages payable during the year ended December 31, 2004 resulted primarily from: (i) new secured debt cash borrowings of $137.1 million; (ii) $62.2 million of mortgage financing assumed on the acquisition of income properties; and (iii) mortgage debt repayments of $154.1 million (including $43.9 million in scheduled amortizations and $33.5 million of mortgage debt assumption relating to the disposition of discontinued operations). During the comparative period in 2003: (i) we received cash proceeds of $297.7 million from new mortgage debt borrowings; (ii) $132.7 million of mortgage financing was assumed on the acquisition of income properties; (iii) as discussed above, with the acquisition of the 20% additional interest in certain real estate investments, we proportionately consolidated these interests in those investments resulting in an increase of long term debt of $76.9 million; and (iv) we repaid mortgage debt of $194.1 million (including $38.1 million through scheduled amortizations and $27.9 million of mortgage debt assumption by purchasers).

The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs than would otherwise be obtained. On a combined basis, our mortgages and debentures payable bear a December 31, 2004 year end weighted average interest rate of 6.94% with a weighted average term to maturity of 5.1 years, and have repayments for the next five years ending December 31 as follows: 2005 – $219.5 million of which $45.3 million relates to scheduled amortizations and $50 million relates to debentures; 2006 – $262.1 million of which $45.2 million relates to scheduled amortizations and $125 million relates to debentures; 2007 – $405.7 million of which $44.4 million relates to scheduled amortizations and $163.7 million relates to debentures; 2008 – $200.4 million of which $39.8 million relates to scheduled amortizations; and 2009 – $338.8 million of which $37.2 million relates to scheduled amortizations and $110 million relates to debentures.

During the second quarter of 2004 we chose not to renew a $40 million secured line of credit that was generally unutilized. At December 31, 2004 we have revolving lines of credit in place totaling $63.5 million with major Canadian financial institutions, against which $11.7 million of letters of credit and $37.6 million of cash advances were drawn. These facilities are subject to annual renewal and are secured by first charges against certain income properties.

Included in 2005 maturities are: (i) $45.3 million of scheduled amortizations; (ii) $37.6 million drawn against our bank lines of credit which was repaid in January 2005; (iii) $50 million of debentures maturing in April 2005; and (iv) $86.6 million of mortgage debt maturing in 2005. We expect that all maturities will be refinanced or repaid in the normal course.

The interest rates on our mortgages payable range from 3.91% to 12.95% per annum with a December 31, 2004 year end weighted average contractual interest rate of 7.02%. As indicated in our Significant Accounting Policies above, the differential between contractual and market interest rates on long term debt assumed by us at the acquisition of our income properties is deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt. Calculated on this basis, we have a December 31, 2004 year end weighted average interest rate of 6.77% on our aggregate indebtedness.

Off balance sheet assets and liabilities and guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on our earnings or RDI; however, our interest in the underlying investments would have resulted in increases in both real estate investments and long term debt of $33.6 million. Furthermore, our indebtedness would have increased to 54.2% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily to certain RioCan partners and co-owners for their share of mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At December 31, 2004 such guarantees amounted to $391 million and expire between 2005 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any losses on such guarantees in our consolidated financial statements.

Equity

Unit issue net proceeds for the year ended December 31, 2004 were $67.5 million as compared to $242.9 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) in October 2004 Kimco exercised its entire holding of 2.5 million warrants for cash proceeds of $27.5 million; (ii) 1.3 million units were issued under our trustee and employee unit option plan during the year ended December 31, 2004 versus 1.8 million units in the corresponding period for 2003; (iii) 1.8 million units were issued under the distribution reinvestment plan and direct purchase plan in 2004 versus 1.7 million units for the comparative period of 2003; and (iv) 2003 public issues of 16 million units for gross proceeds of $210.8 million.

On January 4, 2005 we issued 8.25 million units for gross proceeds of $144 million, incurring unit issue costs of approximately $5.8 million.

We provide long term incentives to certain employees by granting options through a unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting options is to encourage employees to acquire an ownership interest in RioCan over time and acts as a financial incentive for such persons to act in the long term interests of RioCan and its unitholders. During 2004 we granted 1.1 million unit options (2003 – 1.1 million) under this plan.

The CICA adopted recommendations requiring us to expense the fair value of all trustee and employee unit option grants. We have elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 we recognized the cumulative effect of such unit-based compensation by making an adjustment to our opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during 2004 by $679,000 with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

Financial liquidity and capital commitments

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at both December 31, 2004 and 2003 was SR-2. This rating category reflects a low variability and strong sustainability of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At both December 31, 2004 and 2003 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

During the year ended December 31, 2004 distributions to our unitholders increased by 15% to $222 million compared to $193 million for 2003. Of the distributions we made to our unitholders during 2004, $27.5 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $22.7 million for 2003.

During 2004 we increased our monthly distributions to our unitholders by a total of $0.0075 per unit (from $0.0975 per unit at the beginning of 2004 to $0.1050 per unit at the end of 2004). This reflects increases of 7.7% to $1.26 per unit annualized at December 31, 2004 from $1.17 per unit annualized at the end of 2003. Additionally, in December 2004 we declared a special distribution of $0.02 per unit. During 2004 total distributions per unit increased by 7.7% to $1.2275 from $1.1400 in 2003.

Our Declaration requires us to distribute to our unitholders at least 90% of our annual RDI with the balance being retained by us for use in our operations. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and, accordingly, RDI as we report it is not comparable to such other issuers.

Recently there have been numerous changes to GAAP, in part reflective of recent accounting developments internationally, including the United States. We anticipate that there will be further changes in the foreseeable future. These changes may cause our GAAP statement of net earnings to be less useful in determining our ability to make current period cash distributions. Consequently, our Trustees determined that a change was desirable in our method of computing RDI and we obtained unitholder approval to revise our definition of RDI at our Annual and Special Unitholders' Meeting on June 2, 2004.

The amendments redefine RDI to provide greater certainty to our unitholders that these and future accounting changes will not have an inappropriate impact on RDI. We believe that these amendments offer a measure that is more representative of our operating performance and provide our Trustees with discretion to deal with future changes to GAAP and to normalize the effect of any income of the Trust that may recur on a regular, but not necessarily an annual, basis.

Effective January 1, 2004 the RDI of the Trust is based on the consolidated net earnings of the Trust for the period computed in accordance with GAAP adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements and customer relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual and market rents arising at the time of acquisition of income properties; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line method for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Our RDI for the year ended December 31, 2004 is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)

Net earnings	$	158,321
Amortization of tangible capital assets		78,273
Amortization of deferred tangible leasing costs		10,342
Amortization of deferred intangible leasing costs		5,321
Impact of accounting for minimum rental revenue on a straight-line basis		(7,602)
Unit based compensation expense		679
Amortization of the differential between contractual and market rents		83
Provision for diminution in valuation of income property		2,346
Gain from income properties held for sale		(3,214)
Recurring distributable income		244,549
Retention of recurring distributable income		(22,505)
Distributions to unitholders	$	222,044
Per unit		
Recurring distributable income	$	1.3525
Retention of recurring distributable income		(0.1250)
Distributions to unitholders	$	1.2275

Prior to the amendments approved by our unitholders on June 2, 2004 RDI was calculated generally as annual net earnings excluding gains and losses from long-lived income properties, amortization of buildings, and provisions for impairment of income properties.

RDI for the year ended December 31, 2004 calculated on a comparable basis to that of 2003 would have been as follows:

(THOUSANDS OF DOLLARS)	2004	2003
Net earnings	$ 158,321	$ 182,416
Amortization of tangible capital assets	78,273	29,859
Amortization of acquired deferred tangible leasing costs	2,104	–
Amortization of acquired deferred intangible leasing costs	5,321	–
Impact of accounting for minimum rental revenue on a straight-line basis	(7,602)	–
Unit based compensation expense	679	–
Amortization of the differential between contractual and market rents	83	–
Provision for diminution in valuation of income properties	2,346	1,714
Gain on properties held for resale	(3,787)	–
Gain from income properties held for sale	(3,214)	(133)
Recurring distributable income	$ 232,524	$ 213,856

The main differences between the new basis of calculating RDI and the basis we used prior to 2004 are: (i) effective January 1, 2004 no deduction is made from RDI for amortization of all deferred leasing costs (i.e. acquired and incurred): the pre 2004 RDI basis provided for the deduction of incurred tangible leasing costs; and (ii) in 2003 no gains or losses on dispositions of long-lived income properties were included in RDI whereas effective January 1, 2004 gains and losses on dispositions of properties held for resale are included in RDI. Additionally, while GAAP net earnings commencing in 2004 includes the impact of accounting for minimum rental revenue on a straight-line method, we do not include such amounts in RDI.

As indicated above, in December 2004 we accessed the public equity and debt markets receiving net proceeds in January 2005 of approximately $247.3 million. A portion of the proceeds will be used to acquire interests (ranging from 50% to 100%) in four shopping centres. These acquisitions will be completed in stages as leasable area is completed and occupied by tenants. The purchase prices will be determined by valuing completed and tenant occupied areas at predetermined multiples of net operating income, plus predetermined per square foot amounts for vacant space and additional buildable density. The purchase prices related to this obligation for the years ending December 31 are estimated as follows: 2005 – $200 million; and 2006 – $136 million. The balance of the equity and debenture issue proceeds will be used for general Trust purposes.

At December 31, 2004 the estimated costs to complete properties under development for the years ended December 31 are: 2005 – $73.6 million; and 2006 – $61 million.

At December 31, 2004 the Trust was committed under long term operating leases primarily relating to income properties, with various expiry dates to 2029. Minimum annual rentals for the next five years are: 2005 – $4.1 million; 2006 – $4.1 million; 2007 – $4.0 million; 2008 – $3.9 million; and 2009 – $3.8 million.

We anticipate that our cash flows from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and our ability to access equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations and execute our business plans.

RESULTS OF OPERATIONS

We reported net earnings of $158.3 million for 2004 as compared with net earnings of $182.4 million for the comparative period in 2003. The impact of the accounting changes we adopted prospectively on January 1, 2004 required us to record increased building amortization and rental revenue as a result of adopting straight-line methods of accounting, which changes reduced net earnings for 2004 as compared to 2003, by approximately $36.8 million ($0.21 per unit). As discussed above in our Asset Profile, in 2004 we also recorded a gain on sale of discontinued operations of $3.2 million, a $7.6 million gain on properties held for resale and a provision for diminution in valuation of a non-retail income prop-

erty of $2.3 million which was disposed of in September 2004. For the comparative period of 2003, we recorded a gain on income properties held for sale of $0.4 million and a provision for diminution in valuation of a non-retail income property of $1.7 million included in discontinued operations.

The impact of the accounting changes and the specific components of net earnings for each respective period are discussed below.

Revenue

We retain substantially all of the benefits and risks of ownership of our income properties and therefore account for leases with our tenants as operating leases. Rental revenue includes all amounts we earn from our tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, we allocate the consideration to each element based on relative fair value. Rental revenue also includes our share of income from equity investments in income properties.

The CICA adopted recommendations that required us to commence reporting effective January 1, 2004 minimum rental revenue on a straight-line method, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The impact of the straight-line rental adjustment (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, and adjusted for the notional amortization of capitalized free rent which we no longer record as a result of this accounting change) increased rental revenue by approximately $7.6 million for the year ended December 31, 2004.

Rental revenue increased by 9.7% to $549.1 million for the year ended December 31, 2004 from $500.4 million for the corresponding period in 2003. The increase resulted primarily from: (i) the full period impact of net acquisitions of income properties during 2003 and the impact of income properties acquired during 2004; (ii) the impact of the straight-line rental adjustment as discussed above; and (iii) an increase in our overall portfolio occupancy rates throughout 2004 as compared to the corresponding period of 2003. Rental revenue includes our share of income from equity investments in income properties of $2 million for 2004 and $1 million for 2003.

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fee income increased by 14.1% to $15.9 million for the year ended December 31, 2004 from $13.9 million for the comparative period during 2003. The increase primarily resulted from increased third party asset management and property management activities.

Interest charged on mortgages and loans receivable and interest earned on cash balances was $9 million for 2004, a decrease from $10.2 million for 2003. These decreases primarily arose as a result of the increase in repayments of mortgage receivables during 2004.

Expenses

Our operating costs increased 8.4% to $179.1 million for 2004 from $165.3 million for the comparative period during 2003. Included in operating costs are property taxes of $109.3 million which increased by 7.7% from $101.5 million for 2003. These increases resulted primarily from the full period impact of net acquisitions of income properties during 2003 and the impact of income properties acquired during 2004.

Deferred tangible leasing cost amortization related to expenditures for tenant installations was $8.2 million for 2004 as compared to $8.5 million for 2003. Deferred intangible leasing costs and a component of deferred tangible leasing costs are acquired leasing costs that arise at the acquisition of our income properties. The amortization of such amounts for 2004 was $7.5 million and, when combined with amortization related to expenditures for tenant installations of $8.2 million, the total amortization of deferred tangible and intangible leasing costs was $15.7 million for 2004.

Building amortization increased 181% to $76.5 million for 2004 from $27.2 million for 2003. As previously discussed under our Significant Accounting Policies above, the CICA adopted recommendations requiring us to change the method of calculating building amortization to the straight-line method, which increased our building amortization during 2004 by approximately $44.4 million with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity. As amortization is not deducted in calculating RDI, the change to the straight-line method of building amortization has no impact on RDI.

Our total interest expense increased by 7.7% to $145.8 million during 2004 from $135.4 million in 2003. This increase resulted primarily from the full period impact of the debt financing on net acquisitions of income properties during 2003 and the impact of income properties acquired during 2004. This increased interest expense on new debt was

partially offset by scheduled amortizations of mortgage principal and the repayment of debt related to properties sold during the periods. Amounts capitalized to real estate investments during 2004 were $8.5 million, representing 5.8% of interest expense compared to $8.9 million or 6.6% for 2003. The relative decrease in capitalized interest is commensurate with the timing of development activity undertaken by the Trust during 2004 as compared to the corresponding period of 2003.

The non-controlling interest charge to net earnings was $Nil for 2004 as compared to $1.8 million for 2003. The charge represented an allocation of a subsidiary's net earnings from a real estate investment to the non-controlling interest. In September 2003 that non-controlling interest was redeemed for cash consideration of $52.8 million.

General and administrative expense includes expenses for general Trust activities and real estate asset management functions. Expenses for recoverable property management and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 19.6% to $19.2 million during 2004 from $16 million in 2003. The increase in general and administrative expense for 2004 as compared to 2003 mainly resulted from increases relating to: (i) staff levels and related costs; and (ii) the expensing of unit based compensation.

Amounts capitalized to real estate investments during 2004 were $3 million representing 15.9% of general and administrative expense as compared to $3.3 million or 20.4% for 2003. To the extent that our general and administrative expense is related to real estate asset management functions such expenditures are not capitalized. Therefore, the decrease in capitalized general and administrative expense is commensurate with our increased emphasis on third party asset management activities.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") generally defines FFO as net income adjusted for extraordinary items, gains or losses on the sale of, or provisions for impairment against, capital items and depreciation and amortization relating to capital items. FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. RioCan's method of calculating FFO is in accordance with CIPPREC's recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO reported by other issuers.

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

A reconciliation of GAAP net earnings to FFO is as follows:

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)

At December 31	2004	2003
Net earnings	$ 158,321	$ 182,416
Amortization of tangible capital assets	78,187	28,787
Amortization of deferred tangible leasing costs	10,342	8,526
Amortization of deferred intangible leasing costs	5,321	–
Provision for dimunition in valuation of income property	2,346	–
Gain from income properties held for sale	–	(354)
Discontinued operations	(2,901)	3,140
Funds from operations	$ 251,616	$ 222,515
Per unit		
Funds from operations per weighted average number of units outstanding	$ 1.39	$ 1.32

Effective January 1, 2005 CIPPREC amended its definition of FFO as follows: "Funds from operations means net income (computed in accordance with generally accepted accounting principles), excluding gains (or impairment provisions and losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, plus future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Adjustments for equity accounted for entities and joint ventures and non-controlling interest are calculated to reflect funds from operations on the same basis as the consolidated properties." The impact of RioCan's adoption of the amended FFO definition for its 2004 fiscal year would have resulted in a reduction of FFO of $1.6 million ($0.01 per unit) to $250 million ($1.38 per unit). The impact of RioCan's adoption of the amended FFO definition for its 2003 fiscal year would have resulted in a reduction of FFO of $1.6 million ($0.01 per unit) to $221 million ($1.31 per unit).

OUTLOOK

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing RDI.

Annual objectives represent checkpoints in the achievement of our strategy. They reflect economic conditions prevailing at the time and may be influenced by results in prior years. Our 2005 objectives are premised on the following conditions and assumptions: (i) the general economy will remain stable; (ii) interest rates will be relatively stable; (iii) acquisition capitalization rates will remain stable; (iv) competition for acquisitions of shopping centres will remain intense; and (v) equity and debt markets will readily provide access to capital.

Our objectives for 2005 are to: (i) continue enhancing the quality of our real estate portfolio as measured by the stability, reliability and growth prospects of the resulting cash flows; and (ii) achieve growth in RDI per unit.

Initiatives undertaken by RioCan to achieve these objectives include: (i) continuing focus on land use intensification at our existing properties; (ii) new format retail development projects undertaken both with and without partners; (iii) continuing to pursue strategic alliances with partners for both core investment opportunities and non-core investment value added activities; and (iv) exploring alternatives to further reduce RioCan's cost of capital.

The achievement of our objectives is dependent on successful mitigation of business risks, discussed under Risks and Uncertainties. RioCan believes it has identified and mitigated such risks to the extent practical and is committed to identifying and implementing the actions required to achieve its strategy.

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

We continually monitor the CICA's recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA Accounting Guideline 15, consolidation of variable interest entities ("VIE"), is effective for our fiscal year commencing January 1, 2005. The standard is required to be applied on a retroactive basis without restatement to prior periods. The guideline determines when a VIE should be consolidated which would generally occur: (i) when equity investors are not considered to have a controlling financial interest; or (ii) when controlling equity investors have not invested enough equity to allow the entity to finance its activities without additional financial support from other parties. We do not anticipate VIEs to have a significant impact on our consolidated financial statements and note disclosures.

RISKS AND UNCERTAINTIES

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. RioCan's net earnings and funds available for distributions to unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations to the Trust or if RioCan were unable to lease a significant amount of available space in its properties on economically favorable lease terms.

Tenant concentrations

RioCan seeks to reduce its operating and leasing risks in managing its shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of our gross revenue, and by ensuring a considerable portion of our revenue is earned from national and anchor tenants. As previously indicated, in measuring the Trust's performance, we do not distinguish or group our operations on a geographical or any other basis. The components of RioCan's tenant concentration risk strategy are discussed below.

The following tables illustrate the geographical diversification of RioCan's retail property portfolio, including our interests in equity accounted for investments:

AT DECEMBER 31, 2004

Province	RioCan's interest in gross leasable area (sq. ft. in '000)	RioCan's interest in gross leaseable area (%)	Net carrying amount of income properties (000's)	Net carrying amount of income properties (%)	Annualized gross rental revenue (%)
Ontario	17,907	60.2%	$ 2,349,830	63.5%	63.6%
Quebec	4,861	16.3%	499,584	13.5%	14.2%
Alberta	2,254	7.6%	337,175	9.1%	8.5%
Saskatchewan	1,541	5.2%	138,110	3.7%	4.3%
British Columbia	1,480	5.0%	232,855	6.3%	5.4%
New Brunswick	1,165	3.9%	88,638	2.4%	2.5%
Newfoundland	183	0.6%	15,352	0.4%	0.3%
Manitoba	179	0.6%	23,868	0.7%	0.7%
Prince Edward Island	165	0.6%	14,079	0.4%	0.5%
	29,735	100.0%	$ 3,699,491	100.0%	100.0%

Lease maturities are staggered to ensure that there is no over exposure to large amounts of expiries in any given year. At December 31, 2004 the proportion of the Trust's leasable area for which leases expire over the next five years is as follows: 2005 – 6.3%; 2006 – 7.5%; 2007 – 6.9%; 2008 – 8.3%; and 2009 – 11.5%.

RioCan's 10 largest tenants (based on annualized gross rental revenue) and the weighted average term remaining on their leases were as follows:

		At December 31, 2004		At December 31, 2003	
Ranking	Tenant	Weighted average gross rental revenue (%)	Weighted average remaining lease term (years)	Weighted average gross rental revenue (%)	Weighted average remaining lease term (years)
1.	Wal-Mart	5.2%	12.7	6.1%	13.6
2.	Zellers	4.4%	10.7	4.6%	11.3
3.	Famous Players	4.2%	16.4	3.7%	17.1
4.	A&P/Dominion	4.1%	11.4	4.3%	11.5
5.	Loblaws	3.3%	9.6	3.4%	9.0
6.	Winners/HomeSense	2.7%	6.7	2.9%	7.2
7.	Métro-Richelieu	2.3%	6.5	2.4%	7.1
8.	Staples/Business Depot	2.2%	10.3	2.2%	11.1
9.	Canadian Tire	1.8%	13.8	1.8%	12.7
10.	Shoppers Drug Mart	1.8%	6.0	1.8%	7.0
		32.0%		33.2%	

Many of the Trust's long term leases contain provisions designed to mitigate the impact of inflation. Such leases may include clauses enabling RioCan to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds and/or escalation clauses which generally increase rental rates during the term of the leases. In addition, many of the Trust's leases are for terms less than 10 years which permits RioCan to seek to increase rents to market rates upon renewal. The majority of RioCan's leases require tenants to pay an allocable share of operating expenses, including common area maintenance costs, insurance and property taxes, thereby reducing the Trust's exposure to increases in costs and operating expenses.

In order to reduce RioCan's exposure to risks relating to the credit worthiness and financial stability of its tenants, our Declaration restricts the amount of space which can be leased to any tenant and that tenant's affiliates (generally, other than in respect of leases with or guaranteed by: (i) Canadian chartered banks; and (ii) the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof) to premises or space having no greater than an aggregate gross leasable area in excess of 20% of our portfolio's gross leasable area.

In summary, the principal operating risk facing the Trust is the potential for declining revenue if we cannot maintain the existing high occupancy levels of our properties should tenants experience financial difficulty and be unable to fulfill their lease commitments. As discussed above, the Trust mitigates the risk of credit loss by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. Thorough credit assessments are conducted for new tenants. To further safeguard against the risk of declining revenue, RioCan invests primarily in supermarket and junior department store-anchored, neighbourhood, convenience-oriented shopping centres which are always required to service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants.

Interest rate and other debt related risks

Profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of real estate investments by the Trust. RioCan seeks to reduce its interest rate risks by extending the average maturity of its long term debt and limiting the use of floating rate debt so as to minimize exposure to interest rate fluctuations. At December 31, 2004 RioCan's total indebtedness had a 5.1 year weighted average term to maturity bearing a weighted average interest rate of 6.94%. At December 31, 2004, 2.6% of RioCan's total indebtedness was at floating interest rates as compared to 0.5% for 2003. The increase in the use of floating rate debt is commensurate with the increase in development activity undertaken by the Trust in 2004 as compared to 2003. Additionally, for 2004 RioCan's interest coverage ratio (calculated based on net earnings before interest, depreciation and amortization) was 2.7 times as compared to 2.6 for 2003.

A further risk to RioCan's growth program is that of not having sufficient debt capital available to it. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing debt capital may become more difficult. RioCan seeks to mitigate this potential risk by making use of the Canadian commercial-backed security market, the public unsecured debenture market, and by constantly seeking out new sources of debt capital (including foreign-based).

Also, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs and mortgage payments, represent obligations that must be met regardless of whether the property is producing any income. If RioCan is unable to meet mortgage payments on any property, a loss could be sustained as a result of the mortgagee's exercise of its RioCan covenant or alternatively the mortgagee's rights of foreclosure or power of sale.

Liquidity risk

Real estate investments are relatively illiquid. This will tend to limit our ability to sell components of our portfolio promptly in response to changed economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of RioCan's real estate investments.

Competition for real estate investments

A risk to RioCan's growth through acquisitions is competition for real estate investments. We compete for suitable real estate investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by RioCan. Many of these investors have similar financial resources to those of RioCan, or operate without our investment restrictions, or according to more flexible conditions. As the attractiveness of this class of real estate has become increasingly widely recognized, the competition for acquiring these assets has increased commensurately. As such, our risks are: (i) that

we will not be able to continue to acquire high-quality retail assets; and (ii) an increase in competition for real property investments may thereby increase purchase prices and reduce the yield thereon. The Trust has partially mitigated this risk through its involvement in greenfield development.

Governmental regulation and environmental matters

The Trust's assets and operations are inherently not subject to a high level of environmental risk. Under various federal and provincial laws, as an owner and operator of real property we could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect our ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the Trust.

It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any property. In addition, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulations. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental occurrence.

Construction risk

Due to its involvement in development activities, the Trust is subject to risks such as construction or other unforeseeable delays and cost overruns. Risks are minimized through adherence to a policy of not commencing construction until satisfactory levels of pre-leasing/sales are achieved. In addition, the overall capital that can be committed at any one time to all such projects is limited by our Declaration to no more than 15% of the book value of unitholders' equity.

Unitholder liability

On December 16, 2004 the Ontario Government passed Bill 106, which contains the Trust Beneficiaries Liability Act, 2004. Effective December 16, 2004 this legislative change clarifies that investors in publicly traded trusts will not be liable for the activities of the trust. Unitholders in REITs and income trusts subject to the laws of Ontario now have the same protection as shareholders in a corporation.

Additionally, our Declaration generally provides that no unitholder will be held to have any personal liability, and that no resort shall be had to the private property of any unitholder for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of RioCan. Only our assets are intended to be liable and subject to levy or execution. The Declaration further provides that certain written instruments signed by us must contain a provision to the effect that such obligations will not be binding upon unitholders personally and that no personal liability will attach in Canada to the holders of units for contract claims under any written instrument containing such a provision disclaiming personal liability. We, however, are not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property. We seek to use our best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future. The possibility of any personal liability arising is considered remote.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of certain financial information for each of the last three years ending December 31, 2004, 2003 and 2002.

(THOUSANDS OF DOLLARS, EXCEPT PER UNIT AMOUNTS)	2004	2003	2002
Total revenue	$ 581,673	$ 524,484	$ 463,362
Net earnings for continuing operations *	$ 154,581	$ 182,732	$ 172,208
Net earnings from continuing operations per unit *			
– basic	$ 0.86	$ 1.08	$ 1.11
– diluted	$ 0.85	$ 1.07	$ 1.11
Net earnings *	$ 158,321	$ 182,416	$ 172,208
Net earnings per unit *			
– basic	$ 0.88	$ 1.08	$ 1.11
– diluted	$ 0.87	$ 1.07	$ 1.11
Total assets	$ 3,952,278	$ 3,790,591	$ 3,294,095
Total mortgages and debentures payable	$ 2,214,392	$ 2,059,124	$ 1,746,067
Total distributions to unitholders	$ 222,044	$ 193,011	$ 171,115
Total distributions to unitholders per unit	$ 1.2275	$ 1.1400	$ 1.1050

*2004 NET EARNINGS FROM CONTINUING OPERATIONS AND NET EARNINGS, INCLUDING RESPECTIVE PER UNIT AMOUNTS, DECREASED FROM COMPARABLES IN 2003 AND 2002 AS A RESULT OF MANDATED ACCOUNTING CHANGES WE ADOPTED PROSPECTIVELY ON JANUARY 1, 2004 WHICH REQUIRED US TO RECORD INCREASED BUILDING AMORTIZATION AND RENTAL REVENUE AS A RESULT OF ADOPTING STRAIGHT-LINE METHODS OF ACCOUNTING. THE IMPACTS OF THESE CHANGES ARE DISCUSSED UNDER RESULTS OF OPERATIONS.

Document 71

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: RioCan Real Estate Investment Trust

Financial Year Ending, used in calculating the participation fee: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		183,604,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$16.38	
Market value of class or series	=	3,007,433,520	
			$3,007,433,520 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			______ (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			$2,372,325,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)			______ (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$5,379,758,520
Total fee payable in accordance with Appendix A of the Rule			$65,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			______

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months <u>remaining in the issuer's financial year</u> / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\text{Total Fee Payable} \times \frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Document 72

RIOCAN REAL ESTATE INVESTMENT TRUST

and

CIBC MELLON TRUST COMPANY

SIXTH SUPPLEMENTAL INDENTURE

Dated as of January 4, 2005

Providing for the issue of $110,000,000 Principal Amount of 3.85% Series E Debentures due January 4, 2008

TABLE OF CONTENTS

SIXTH SUPPLEMENTAL INDENTURE

THIS INDENTURE dated as of January 4, 2005.

BETWEEN:

RIOCAN REAL ESTATE INVESTMENT TRUST, a trust established under the laws of Ontario pursuant to a declaration of trust most recently amended and restated as of June 2, 2004

(the "**Trust**")

OF THE FIRST PART

- and -

CIBC MELLON TRUST COMPANY, a trust company duly incorporated under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the "**Indenture Trustee**")

OF THE SECOND PART

RECITALS:

A. The Trust has entered into a trust indenture (as amended as of August 15, 2001 (as described below) and as further amended or restated from time to time, the "**Trust Indenture**") dated as of October 31, 1997 between the Trust and the Indenture Trustee, which provides for the issuance of one or more series of unsecured debt securities of the Trust by way of supplemental indentures.

B. The Trust has entered into a first supplemental indenture dated as of October 31, 1997 for the purpose of providing for the issue of $100,000,000 aggregate principal amount of 6.35% Series A Debentures of the Trust (the "**Series A Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series A Debentures.

C. The Trust has entered into a second supplemental indenture dated as of April 23, 1998 for the purpose of providing for the issue of $50,000,000 aggregate principal amount of 6.50% Series B Debentures of the Trust (the "**Series B Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series B Debentures.

D. The Trust has entered into a third supplemental indenture dated as of August 15, 2001 for the purpose of implementing certain amendments to the Trust Indenture and to the first and second supplemental indentures approved at respective meetings of the holders of the Series A Debentures and Series B Debentures held on July 9, 2001 and August 15, 2001, respectively.

E. The Trust has entered into a fourth supplemental indenture dated as of January 18, 2002 for the purpose of providing for the issue of $125,000,000 aggregate principal amount of

7.20% Series C Debentures of the Trust (the "**Series C Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series C Debentures.

F. The Trust has entered into a fifth supplemental indenture dated as of September 20, 2004 for the purpose of providing for the issue of $110,000,000 aggregate principal amount of 5.29% Series D Debentures of the Trust (the "**Series D Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series D Debentures.

G. This Sixth Supplemental Indenture is entered into for the purpose of providing for the issue of $110,000,000 aggregate principal amount of 3.85% Series E Debentures of the Trust (the "**Series E Debentures**") under the Trust Indenture and establishing the terms, provisions and conditions of the Series E Debentures.

NOW THEREFORE THIS SIXTH SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1.
INTERPRETATION

1.1. Supplemental Indenture

This Sixth Supplemental Indenture is a Supplemental Indenture within the meaning of the Trust Indenture. The Trust Indenture and this Sixth Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of both indentures were contained in one instrument.

1.2. Sixth Supplemental Indenture

The terms "**this Sixth Supplemental Indenture**", "**this indenture**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and similar expressions, unless the context otherwise specifies or requires, refer to the Trust Indenture as supplemented by this Sixth Supplemental Indenture and not to any particular Article, section or other portion, and include every instrument supplemental or ancillary to this Sixth Supplemental Indenture.

1.3. Definitions

All terms used but not defined in this Sixth Supplemental Indenture have the meanings ascribed to them in the Trust Indenture, as such meanings may be amended by this Sixth Supplemental Indenture. In the event of any inconsistency between the terms in the Trust Indenture and this Sixth Supplemental Indenture, the terms in this Sixth Supplemental Indenture prevail.

Subject to the foregoing, in this Sixth Supplemental Indenture and in the Series E Debentures, the following terms have the following meanings.

"**Acquired Indebtedness**" means the Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary of the Trust, or (ii) assumed by the Trust in connection with the acquisition of assets from such Person, calculated as of the date such Person becomes a Subsidiary or of such acquisition, in each case, other than Indebtedness

incurred in connection with or in contemplation of such Person's becoming a Subsidiary or such acquisition.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of the Trust and the accumulated building amortization recorded in the books and records of the Trust in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of the Trust as of any date means the total assets of the Trust, excluding goodwill, determined on a consolidated basis plus accumulated amortization of income properties determined in accordance with generally accepted accounting principles.

"**Balance Sheet Date**" has the meaning attributed to it in section 3.5.

"**Book-Based System**" means the record entry securities transfer system known as at the date of this Sixth Supplemental Indenture by the name "**Depository Service**", which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS, in force from time to time, and any successor system thereof.

"Canada Yield Price" means a price equal to the price of a Series E Debenture calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield calculated at 10:00 (Toronto time) on the Business Day preceding the date on which the Trust gives notice of redemption pursuant to section 4.4 of the Trust Indenture, plus 0.18%.

"**Consolidated EBITDA**" of the Trust for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) Consolidated Income Tax Expense of the Trust for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses), (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Income Tax Expense**" of the Trust for any period means the income tax expense of the Trust for such period, determined on a consolidated basis in accordance with generally accepted accounting principles.

"**Consolidated Indebtedness**" of the Trust as at any date means the consolidated Indebtedness of the Trust as at such date determined, except as otherwise expressly provided in this Sixth Supplemental Indenture or in the Trust Indenture, in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of the Trust for any period means the aggregate amount of interest expense of the Trust in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by the Trust during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of the Trust in respect of convertible debt Indebtedness will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" of the Trust for any period means the net income (loss) of the Trust for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of the Trust, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of the Trust, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**DBRS**" means Dominion Bond Rating Service Limited and its successors.

"**Debentureholders**" means persons entered on a Register as holders of the Series E Debentures.

"Debt Incurrence Test" means the requirements to be fulfilled by the Trust before the incurrence of additional Indebtedness as described in section 3.2.

"**Global Debenture**" means one or more fully registered global Series E Debentures as described in subsection 2.4.3.

"Government of Canada Yield" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity calculated as of the redemption date, of the Series E Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by the Trust.

"**Indebtedness Percentage**" has the meaning attributed to it in section 3.2.

"**Initial Ratings**" means the ratings assigned to the Series E Debentures at the time of their issuance by Standard & Poor's and DBRS, being "BBB-" and "BBB", respectively.

"**Interest Payment Date**" means January 5 and July 5 of each year that the Series E Debentures are outstanding, commencing on July 5, 2005.

"**Interest Period**" means the period commencing on the later of (i) the date of issue of the Series E Debentures and (ii) the immediately preceding Interest Payment Date on

which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"**Maturity Date**" has the meaning attributed to it in subsection 2.3.

"**Reference Period**" means the most recently completed four fiscal quarters for which consolidated financial statements of the Trust have been publicly released preceding the date of a calculation pursuant to section 3.1.

"**Regular Record Date**" means the date specified for determining holders entitled to receive interest on the Series E Debentures on any Interest Payment Date.

"**Series E Debenture Account**" means any account which is designated in writing to the Indenture Trustee as the Series E Debenture Account.

ARTICLE 2.
THE SERIES E DEBENTURES

2.1. Creation and Designation

In accordance with the Trust Indenture, the Trust is authorized to issue under this Sixth Supplemental Indenture a series of debentures designated "3.85% Series E Debentures due January 4, 2008", which will have the terms set out in Article 2 and Article 3 hereof.

2.2. Limitation on Aggregate Principal Amount

The aggregate principal amount of Series E Debentures which may be issued under this Sixth Supplemental Indenture will consist of and be limited to $110,000,000 in lawful money of Canada.

2.3. Date of Issue and Maturity

The Series E Debentures will be dated January 4, 2005 (regardless of their actual date of issue) and will become due and payable, together with all accrued interest and unpaid interest thereon, on January 4, 2008 (the "Maturity Date").

2.4. Interest

2.4.1 The Series E Debentures will be issued in $1,000 denominations or integral multiples thereof and bear interest on the unpaid principal amount thereof at the rate of 3.85% per annum from their date of issue to but excluding the Maturity Date, compounded semi-annually and payable in arrears on each Interest Payment Date. The first Interest Payment Date will be July 5, 2005.

2.4.2 Interest will be payable in respect of each Interest Period (after as well as before maturity, default and judgement, with overdue interest at the same rate) on each Interest Payment Date in accordance with section 2.9 of the Trust Indenture. Interest on the Series E Debentures will be computed on the basis of a year of 365 days (or 366 days in the case of a leap year) based on the actual number of days elapsed and will accrue from day to day.

2.4.3 While the Series E Debentures are represented by a global debenture (a "Global Debenture"), the Regular Record Date will be the close of business three Business Days preceding the relevant Interest Payment Date. If the Series E Debentures cease to be represented by a Global Debenture, the Trust may select a Regular Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

2.5. Interest Payments

As interest on the Series E Debentures becomes due, the Trust (except in case of payment of interest at maturity or as otherwise provided in the Trust Indenture, at which time payment of interest, less any taxes required by law to be deducted or withheld, may at the option of the Trust be made upon presentation and surrender of the certificate representing Series E Debentures), on the day that is two Business Days before each Interest Payment Date, will forward or cause to be forwarded to the registered address of each holder for the time being of a Series E Debenture a cheque for such interest, less any taxes required by law to be deducted or withheld, payable to the order of such holder. The forwarding of such cheque will satisfy and discharge the liability for interest upon the Series E Debenture to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld as aforesaid) unless such cheque is not paid on presentation. Upon a written request to do so, the Trust, at its option, may cause the amount payable in respect of interest to be paid to such Debentureholder by wire transfer to an account maintained by such Debentureholder or any other method acceptable to the Trust.

2.6. Payment of Principal

The Trust will deposit to the Series E Debenture Account all amounts required to be paid to the order of holders of Series E Debentures one Business Day before the Maturity Date. The deposit of such funds will satisfy and discharge the liability for principal of the Series E Debentures to the extent of the sum represented thereby.

2.7. Redemption of Series E Debentures

2.7.1 The Series E Debentures are redeemable at the option of the Trust in whole or in part at any time and from time to time prior to maturity in accordance with Article 4 of the Trust Indenture. The redemption price for the Series E Debentures to be redeemed by the Trust shall be an amount equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption (less any taxes required by law to be deducted or withheld). Less than all of the Series E Debentures may be redeemed in accordance with section 4.3 of the Trust Indenture.

2.7.2 In case the holder of any Series E Debenture so called for redemption shall fail on or before the redemption date to so surrender such holder's Series E Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Indenture Trustee may require, such redemption monies may be set aside in trust either in the deposit department of the Indenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the debentureholder of the sum so set aside and,

to that extent, the Series E Debenture shall thereafter not be considered as outstanding hereunder and the debentureholder shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery up of such holder's Series E Debenture of the Redemption Price of such Series E Debenture plus any accrued but unpaid interest thereon (less any taxes required by law to be deducted or withheld) to but excluding the redemption date. In the event that any money required to be deposited hereunder with the Indenture Trustee or any depository or paying agent on account of principal or interest, if any, on Series E Debentures issued hereunder shall remain so deposited for a period of six years from the redemption date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Indenture Trustee or such depository or paying agent to the Trust on its written demand, and thereupon the Indenture Trustee shall not be responsible to debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Series E Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money due from the Trust, subject to any limitation period provided by the laws of Ontario.

2.8. Form of Series E Debentures

The Series E Debentures will be issuable as fully registered Debentures, initially as one Global Debenture held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. The Series E Debentures will be substantially in the form set out in Schedule "A" to this Sixth Supplemental Indenture with changes as may be reasonably required by CDS and which are not prejudicial to the holders of the Series E Debentures, and any other changes as may be approved or permitted by the Trust, with such approval in each case to be conclusively deemed to have been given by the officers of the Trust executing the same in accordance with Article 2 of the Trust Indenture.

2.9. Book-Based System

2.9.1 Registrations of ownership and transfers of the Series E Debentures will be made only through the Book-Based System.

2.9.2 The rights of holders of any beneficial interest in the Series E Debentures ("Beneficial Holders") represented by a Global Debenture (including the right to receive a certificate or other instrument evidencing an ownership interest in such Series E Debentures) will be exercised only through CDS or by proxy issued by CDS or its clearing agency participants and will be limited to those rights established by applicable law and agreements between CDS and its participants and between such participants and holders of such interests.

2.9.3 Neither the Trust nor the Indenture Trustee will be under any obligation to deliver, nor will the holder of an interest in the Series E Debentures represented by a Global Debenture have any right, except as provided in subsection 2.9.4, to require the delivery of a certificate evidencing a Series E Debenture to the holder of the interest in such Series E Debenture.

2.9.4 The Trust will deliver to the Indenture Trustee definitive Series E Debentures in fully registered form to be issued to Beneficial Holders, will allow transfers of Series E Debentures other than within the Book-Based System and will make payments or distributions required to be made under this Sixth Supplemental Indenture to Beneficial Holders if:

2.9.4.1 the Trust is required to do so by applicable law;

2.9.4.2 the Trust elects to do so;

2.9.4.3 the Book-Based System ceases to exist;

2.9.4.4 the Trust determines that CDS is no longer willing or able to discharge properly its responsibilities as depositary and the Trust is unable to find a qualified successor;

2.9.4.5 the Trust elects to terminate the record entry system through CDS for any reason (including, without limitation, in circumstances where the Trust considers it impracticable or inefficient to effect any distribution of Series E Debentures through the Book-Based System or through the facilities of CDS); or

2.9.4.6 If after the occurrence of an Event of Default, Beneficial Holders holding beneficial interests aggregating over 50% of the outstanding principal amount of Series E Debentures determine that the continuation of the Book-Based System is no longer in the interests of such Debentureholders and notify the Indenture Trustee and the Trust to such effect.

2.9.5 While the Series E Debentures are represented by a Global Debenture, the Trust and the Indenture Trustee will deal with CDS for all purposes, including the making of payments on the Series E Debentures, as the sole holder of the Series E Debentures and the authorized representative of the beneficial holders of the Series E Debentures. In particular, the Indenture Trustee will give only to CDS all notices or other communications required to be provided to holders of Series E Debentures.

2.10. **Currency of Payment**

The principal of and interest on the Series E Debentures will be payable in Canadian dollars.

2.11. **Additional Amounts**

The Trust will not be required to pay an additional amount on the Series E Debentures in respect of any tax, assessment or government charge withheld or deducted.

2.12. Indenture Trustee, etc.

The Indenture Trustee will be the trustee, authenticating agent, paying agent, transfer agent and registrar for the Series E Debentures.

ARTICLE 3.
RESTRICTIONS ON INDEBTEDNESS

3.1. Interest Coverage Covenant

The Trust will maintain at all times a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

3.2. Asset Coverage Test

The Trust will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described in section 3.5 (the "Indebtedness Percentage"), would be less than or equal to 60%.

3.3. Permitted Indebtedness

Notwithstanding the foregoing limitations, the Trust and any Subsidiary of the Trust will be permitted to incur and issue the following types of Indebtedness:

3.3.1 Indebtedness evidenced by the Series A Debentures;

3.3.2 Indebtedness evidenced by the Series B Debentures;

3.3.3 Indebtedness evidenced by the Series C Debentures;

3.3.4 Indebtedness evidenced by the Series D Debentures;

3.3.5 Indebtedness evidenced by the Series E Debentures;

3.3.6 Indebtedness of the Trust owed to any of its Subsidiaries and Indebtedness of any Subsidiary of the Trust owed to the Trust and/or another of its Subsidiaries provided, however, that the provisions of this subsection 3.3.6 will no longer be applicable,

3.3.6.1 upon the subsequent transfer or other disposition by the Trust or any of its Subsidiaries to any Person other than the Trust or another of the Trust's Subsidiaries of such Indebtedness, to the amount of such Indebtedness that was so transferred or otherwise disposed of to such other Person; or

3.3.6.2 in the case of Indebtedness of the Trust owed to any of its Subsidiaries, upon the subsequent issuance or disposition of common shares (including, without limitation, by consolidation or merger) of such Subsidiary which results in such Subsidiary ceasing to be a Subsidiary

of the Trust (and thereby for this purpose a "third party"), to the amount of such Indebtedness equal to the product obtained by multiplying the amount of such Indebtedness by the percentage of common shares of the third party owned immediately after such issuance or disposition of such common shares by Persons other than the Trust or one of its Subsidiaries,

and, in each case, such amount of such Indebtedness will be deemed for the purpose of section 3.2 to have been incurred at the time of such transfer, issuance or disposition; and

3.3.7 Indebtedness of the Trust or any of its Subsidiaries which is incurred or the proceeds of which are used to renew, extend, repay, redeem, purchase, refinance or refund (each a "refinancing") any Indebtedness of the Trust or any of its Subsidiaries outstanding on the date of this Sixth Supplemental Indenture or permitted to be incurred pursuant to this Sixth Supplemental Indenture provided, however, that (i) the Indebtedness which is incurred will not exceed the aggregate principal amount of all Indebtedness which is so refinanced at such time, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness which is so refinanced or the amount of any premium reasonably determined by the Trust or the relevant Subsidiary as necessary to accomplish such refinancing by means of a tender offer or privately negotiated agreement, plus the expenses of the Trust and the relevant Subsidiary incurred in connection with such refinancing and (ii) the Indebtedness which is incurred, the proceeds of which are used to refinance the Series E Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series E Debentures or Indebtedness of the Trust which is subordinate in right of payment to the Series E Debentures, will only be permitted if, in the case of any refinancing of the Series E Debentures or Indebtedness of the Trust which ranks equally and rateably with the Series E Debentures, the Indebtedness which is incurred is made equal and rateable to the Series E Debentures or subordinated to the Series E Debentures and, in the case of any refinancing of the Indebtedness of the Trust which is subordinate to the Series E Debentures, the Indebtedness which is incurred is made subordinate to the Series E Debentures at least to the same extent as such Indebtedness which is being so refinanced.

3.4. <u>Calculations for Interest Coverage Covenant</u>

For the purposes of section 3.1, Consolidated EBITDA will be calculated on a pro forma basis giving effect to the incurrence of the Indebtedness to be incurred, Indebtedness incurred to the date of calculation and, in each case, to the application of the proceeds therefrom and, for this purpose, (i) all Indebtedness incurred since the first day of the Reference Period and the application of the proceeds therefrom, including Indebtedness incurred to refinance other Indebtedness, will be deemed to have occurred at the beginning of the Reference Period, (ii) the repayment or retirement of any other Indebtedness since the first day of the Reference Period will be deemed to have been repaid or retired at the beginning of the Reference Period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during the

Reference Period), (iii) in the case of Acquired Indebtedness acquired since the first day of the Reference Period, the related acquisition will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation and (iv) in the case of any acquisition or disposition by the Trust or its Subsidiaries of any asset or group of assets since the first day of the Reference Period, whether by merger, share purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness will be deemed to have occurred as of the first day of the Reference Period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

3.5. Calculations for Debt Incurrence Tests

For the purpose of section 3.2, the Indebtedness Percentage will be calculated on a pro forma basis as at the date of the Trust's most recently published balance sheet (the "Balance Sheet Date") giving effect to the incurrence of the Indebtedness to be incurred and the application of proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

ARTICLE 4.
EQUITY MAINTENANCE

4.1. Equity Maintenance Covenant

The Trust will maintain at all times an Adjusted Unitholders' Equity of at least $1 billion.

ARTICLE 5.
MISCELLANEOUS

5.1. Indenture Trustee Accepts Trusts

The Indenture Trustee accepts the trusts declared in this Sixth Supplemental Indenture and agrees to perform the same upon the terms and conditions set out in this Sixth Supplemental Indenture and in accordance with the Trust Indenture.

5.2. Counterparts

This Sixth Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Sixth Supplemental Indenture under the hands of their proper officers or authorized signatories.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: *"Robert Wolf"*
Vice President and Chief Financial Officer

By: *"Edward Sonshine"*
President and Chief Executive Officer

CIBC MELLON TRUST COMPANY, as Indenture Trustee

By: *"Chris McGregor"*
Account Manager

By: *"Ismail Bawa"*
Associate Manager

SCHEDULE "A"

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

Reference is made to the trust indenture made as of October 31, 1997 between RioCan Real Estate Investment Trust and CIBC Mellon Trust Company, as Indenture Trustee, as supplemented by the first supplemental indenture dated as of October 31, 1997, as supplemented by the second supplemental indenture dated as of April 23, 1998, as amended by the third supplemental indenture dated as of August 15, 2001, as supplemented by the fourth supplemental indenture dated as of January 18, 2002, as supplemented by the fifth supplemental indenture dated as of September 20, 2004, as supplemented by the sixth supplemental indenture dated as of January 4, 2005.

The following is the form of fully registered 3.85% Series E Debenture due January 4, 2008.

No. _____ CUSIP: 1.766910AF0

RIOCAN REAL ESTATE INVESTMENT TRUST

(A trust organized under the laws of Ontario)

3.85% SERIES E DEBENTURE DUE JANUARY 4, 2008

RIOCAN REAL ESTATE INVESTMENT TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of a trust indenture dated as of October 31, 1997 between the Trust and CIBC Mellon Trust Company (the "Indenture Trustee"), as supplemented by the first supplemental indenture dated as of October 31, 1997, as supplemented by the second supplemental indenture dated as of April 23, 1998, as amended by the third supplemental indenture dated as of August 15, 2001, as supplemented by a fourth supplemental indenture dated January 18, 2002, as supplemented by a fifth supplemental indenture dated September 20, 2004, as supplemented by a sixth supplemental indenture dated January 4, 2005 (together, the "Indenture"), promises to pay to the registered holder hereof on January 4, 2008, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of $ ______________________________ in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Indenture Trustee in Toronto, and to pay interest on the principal amount hereof from the date of this Debenture, or from the last interest payment

date to which interest shall have been paid or made available for payment on the outstanding Debentures, whichever is later, at the rate of 3.85% per annum, in arrears in semi-annual instalments (less any tax required by law to be deducted) on January 5 and July 5 in each year, commencing on July 5, 2005, until January 4, 2008. If the Trust at any time defaults in the payment of any principal or interest, the Trust will pay interest on the amount in default at the same rate and half-yearly on the same dates.

At least two Business Days before each date on which interest becomes due, (except in the case of payment at maturity, at which time payment of interest may be made upon surrender of this Debenture), the Trust will forward or cause to be forwarded by first class mail, postage prepaid, to the registered holder hereof, or in the case of joint holders, to the joint holder whose name first appears on the register, subject to the provisions of the Indenture and in the manner provided therein, a cheque for such interest, less any tax required by law to be deducted. Subject to the provisions of the Indenture, the mailing of such cheque will satisfy and discharge all liability for interest on this Debenture to the extent of the sum represented by such cheque (plus the amount of any tax deducted or withheld) unless such cheque is not paid upon presentation. Upon a written request by a holder of Debentures holding at least $5 million aggregate principal amount of Debentures (or such lesser amount as may be acceptable to the Trust), the Trust may cause the amount payable in respect of interest to be paid to such registered holder by wire transfer to an account maintained by such registered holder or any other method acceptable to the Trust.

This Debenture is one of the 3.85% Series E Debentures due January 4, 2008 (the "Debentures") of the Trust issued or issuable under the provisions of the Indenture. The Debentures are limited to an aggregate principal amount of $110,000,000 in lawful money of Canada. Reference is expressly made to the Indenture for a description of the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of the holders of the Debentures and of the Trust and of the Indenture Trustee, all to the same effect as if the provisions of the Indenture were set out in this Debenture, and all of which provisions the holder of this Debenture by acceptance hereof assents.

The Debentures are initially issuable only as fully registered Debentures in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

This Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price set out in the Indenture.

The indebtedness evidenced by this Debenture and by all other Debentures now or hereafter certified and delivered under the Indenture is a direct unsecured and unsubordinated obligation of the Trust.

The right is reserved to the Trust to purchase Debentures for cancellation in accordance with the provisions of the Indenture.

The principal of this Debenture may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding under the Indenture resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding, which resolutions or instruments may have the effect of amending the terms of this Debenture or the Indenture.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Indenture Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Indenture Trustee may designate, by the registered holder of this Debenture or its executors or administrators or other legal representatives, or its or their attorney duly appointed by an instrument in form and substance satisfactory to the Indenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Indenture Trustee and/or other registrar may prescribe.

This Debenture will not become obligatory for any purpose until it has been certified by the Indenture Trustee under the Indenture.

IN WITNESS WHEREOF, RIOCAN REAL ESTATE INVESTMENT TRUST has caused this Debenture to be signed by its duly appointed officers as of January 4, 2005.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: ____________________________
Authorized Signing Officer

By: ____________________________
Authorized Signing Officer

(FORM OF INDENTURE TRUSTEE'S CERTIFICATE)

This Debenture is one of the 3.85% Series E Debentures due January 4, 2008 referred to in the Indenture within mentioned.

CIBC Mellon Trust Company

By: ______________________
Authorized Signatory

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Indenture Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Indenture Trustee or Registrar

Document 73

AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 572520

DOSSIER N°: 11720

Montréal le 21 décembre 2004

Fonds de placement immobilier Riocan

Objet : Supplément de prospectus
Reçu le 20 décembre 2004

Messieurs, nous accusons

réception du supplément de prospectus daté du 20 décembre 2004 au prospectus simplifié définitif de Fonds de placement immobilier Riocan daté du 23 septembre 2003, visant le placement de débentures série E à 3.85 % échéant le 4 janvier 2008. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 9 350.00 $ ont été acquittés en paiement des droits requis en vertu de l'article 268 (2) du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 74

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2004-MC-4454

NUMÉRO DE PROJET SÉDAR: 721368

DOSSIER N° : 11720

Objet : Fonds de placement immobilier Riocan
Demande de visa

Vu la demande présentée le 13 décembre 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le :

visa pour le prospectus simplifié du 20 décembre 2004 de Fonds de placement immobilier Riocan concernant le placement de 8 250 000 parts au prix de 17,45 $ la part.

Le visa prend effet le 20 décembre 2004.

(s) Marie-Christine Barrette
Marie-Christine Barrette
Chef du Service du financement des sociétés

EL/lb

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 75

Saskatchewan

Saskatchewan
Financial Services
Commission

6th Floor
1919 Saskatchewan Drive
Regina, Canada
S4P 3V7

(306) 787-5645
(306) 787-5899 Telefax

RECEIPT FOR FINAL SECURITIES OFFERING DOCUMENT

Riocan Real Estate Investment Trust

Receipt is hereby acknowledged of a Prospectus Supplement dated December 20, 2004 to the Short Form Shelf Offering Prospectus dated September 22, 2003 of the above Issuer(s), for the sale of

3.85% Series E Debentures Due January 4, 2008
(Senior Unsecured)

Issued at Regina, Saskatchewan on December 21, 2004
Filing Fee Received: $1000.00

"Ian McIntosh"
(Deputy) Director
Saskatchewan Financial Services Commission

To:	Fogler, Rubinoff LLP
Attention:	Richard Warren
Project#	572520

Document 76

SOBERMAN LLP

December 20, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a prospectus supplement dated December 20, 2004 to a base shelf short form prospectus of the REIT dated September 22, 2003 relating to the offer for sale and issue of senior unsecured debt securities.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 22, 2004 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the prospectus supplement dated December 20, 2004 to the base shelf short form prospectus dated September 22, 2003 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Soberman LLP

Chartered Accountants

2 St.Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Document 77

SOBERMAN LLP

December 20, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a short form prospectus of the REIT dated December 20, 2004 relating to the offering of 7,500,000 units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated January 22, 2004 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the short form prospectus dated December 20, 2004 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Soberman LLP

Chartered Accountants

2 St. Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Document 78

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

December 20, 2004

HARD COPY ON FILE
FILED BY SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers
Saskatchewan Financial Services Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
(Final) Short Form Prospectus dated December 20, 2004 (the "Prospectus")

We refer to the Prospectus of REIT relating to the qualification of the distribution of units of the REIT.

We hereby consent to the reference to our name and legal opinions contained in the Prospectus under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" and to the reference to our name on the face page of the Prospectus and under the heading "Legal Matters".

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"*Goodmans LLP*"

Document 79

TORYS LLP

NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

December 20, 2004

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Offering of Senior Unsecured Debentures

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated December 20, 2004 (the "Prospectus") relating to the offering of senior unsecured debentures.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

Document 80

TORYS LLP

NEW YORK TORONTO

December 20, 2004

To:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'agence nationale d'encadrement du secteur financier/Autorité des marchés financier
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Offering of up to 8,250,000 Units

We hereby consent to the reference to our name under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the short form prospectus dated December 20, 2004 relating to the offering of up to 8,250,000 units of RioCan Real Estate Investment Trust.

We have read the short form prospectus and have no reason to believe that there are any misrepresentations in the information contained in the short form prospectus that is derived from our opinions or that is within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly

"Torys LLP"

/CF

5019526.1
31351-2009

Document 81

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and, subject to certain exceptions, may not be offered or sold within the United States. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Chief Financial Officer of RioCan Real Estate Investment Trust at The Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033 or 1-800-465-2733). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President and Chief Financial Officer of the issuer of the above-mentioned address and telephone number.*

SHORT FORM PROSPECTUS

New Issue December 20, 2004

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust governed by the laws of Ontario)

$130,875,000

7,500,000 Units

This prospectus qualifies the distribution of 7,500,000 units ("**Units**") of RioCan Real Estate Investment Trust (the "**Trust**").

Price $17.45 per Unit

	Price to the Public(1)	Underwriters' Fee(2)	Net Proceeds to the Trust(3)
Per Unit	$17.45	$0.698	$16.752
Total Offering	$130,875,000	$5,235,000	$125,640,000

(1) The price of the Units was determined by negotiation between the Trust and the Underwriters (as defined below), with reference to the market price of the Units.

(2) The Underwriters' fee is equal to 4% of the offering price of the Units.

(3) Before deducting expenses of this offering estimated to be $200,000.

(4) The Trust has granted the Underwriters an option (the "Over-Allotment Option"), exercisable until closing, to purchase up to an aggregate of 750,000 additional Units at the initial offering price to cover over-allotments, if any, and for market stabilization. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust will be $143,962,500, $5,758,500 and $138,204,000, respectively. This prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option. Please see "Plan of Distribution".

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Desjardins Securities Inc. (together, the "**Underwriters**"), as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions of the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Goodmans LLP, and on behalf of the Underwriters by Torys LLP.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about January 4, 2005 or such other date as may be agreed upon, but in any event not later than January 11, 2005 (the "**Closing Date**") and it is expected that definitive certificates evidencing the Units will be available for delivery on or about the Closing Date.

The outstanding units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol REI.UN. The closing price for the Units on the TSX on December 17, 2004, the last trading day prior to the filing of this short form prospectus, was $17.90. The TSX has conditionally approved the listing of the Units qualified by this short form prospectus. Listing is subject to the Trust fulfilling all the listing requirements of the TSX on or before March 14, 2005. In connection with this offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those that otherwise might prevail on the open market. Please see "Plan of Distribution".

Certain of the Underwriters are subsidiaries of Canadian chartered banks (the "Banks"). The Banks are lenders to the Trust. Consequently, the Trust may be considered to be a connected issuer of such Underwriter under applicable Canadian securities legislation. See "Plan of Distribution".

The Trust is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

The Trust is a closed-end investment trust, offering its Units for sale to the public. An investment in Units is subject to certain risk factors. Please see "Risk Factors". **Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.** A return on your investment in Units of the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on certain performance assumptions. Although the Trust intends to make distributions of its available cash to you, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the financial performance of the properties in its portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline if the Trust is unable to meet its cash distribution targets in the future. The after-tax return from an investment in Units to unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting your after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a unitholder. Returns of capital are generally tax-deferred (and reduce the unitholder's cost base in the Units for tax purposes).

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus:

(a) the Trust's renewal annual information form dated April 28, 2004 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2003 and December 31, 2002, including the management discussion and analysis relating thereto, together with the auditor's report thereon;

(c) the unaudited comparative financial statements and the notes thereto for the three and nine month periods ended September 30, 2004 and 2003, including the management discussion and analysis relating thereto;

(d) the Trust's management information circular dated April 14, 2004 regarding the Trust's annual and special meeting of unitholders of the Trust held on June 2, 2004, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph" (the "**Circular**");

(e) the Trust's material change report dated September 20, 2004 in connection with the completion by the Trust of an offering of senior unsecured debentures for gross proceeds of $110 million;

(f) the Trust's material change report dated October 7, 2004 in connection with the formation by the Trust of a strategic alliance with the Canada Pension Plan Investment Board to acquire premier regional power centres in Canada; and

(g) the Trust's material change report dated December 17, 2004 in connection with the agreement between the Trust and CIBC World Markets Inc. to sell $110 million principal amount of 3.85% Series E senior unsecured debentures and in connection with this offering.

Any documents of the types referred to in (b) through (f) (excluding confidential material change reports) filed by the Trust with the securities commissions and other similar regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or replaces that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

NON GAAP FINANCIAL MEASURES

Recurring Distributable Income ("**RDI**") and Funds from Operations ("**FFO**") are not measures recognized under Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance and the Trust believes that RDI, in particular, is a relevant measure of its ability to earn and distribute cash returns to Unitholders. The GAAP measurement most directly comparable to RDI and FFO is net earnings (to which reconciliation is provided in the Trust's management's discussion and analysis). RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. The Trust's method of calculating RDI and FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

ELIGIBILITY FOR INVESTMENT

At the Closing Date, the purchase of the Units offered by this prospectus will not be prohibited, subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements and additional requirements relating to investment or lending policies or goals and the applicable regulations, under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)

In the opinion of Goodmans LLP, counsel to the Trust, and Torys LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), the Units, if issued on the date of this prospectus, (i) would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education saving plans (collectively "**Plans**") on that date, and (ii) based, in part, on a certificate of the Trust as to certain factual matters would not on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. The Trust has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, the Trust will not constitute a "business income trust" and Units will not constitute "restricted investment property" for the purposes of the Budget Proposals. See "Certain Canadian Federal Income Tax Considerations — Budget Proposals".

CURRENCY

All dollar amounts in this prospectus are in Canadian dollars unless otherwise indicated.

THE TRUST

The Trust is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to a declaration of trust which was most recently amended and restated as of June 2, 2004 (the "**Declaration of Trust**").

The Trust is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests. The purpose of the Trust is to deliver to unitholders of the Trust (the "**Unitholders**") stable and reliable cash distributions, which continually increase over time.

In addition to direct investments in real property, the Trust may make investments in real property through a joint venture, co-ownership arrangement, corporation, or other business associations or activities. The Trust may also invest in other real estate or mortgage investment issuers and in other companies or entities the assets of which consist primarily of real property or direct or indirect investments in real property. The Trust may also invest in mortgages on real property where it takes back a mortgage to effect a sale of real property or may invest in participating mortgages with or without an option to convert to an ownership interest, thereby realizing effective participation in the cash flow and capital appreciation of a property without the full risk of ownership. Within such investments, the mortgagor may provide additional collateral security and/or guarantees.

The operations of the Trust, including the management of its investments, are subject to the control and direction of the trustees of the Trust (the "**Trustees**"). The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations. An investment committee consisting of at least three Trustees participates in the investment process.

The principal office of the Trust is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario M5X 1E2. The Units trade on the TSX under the symbol "REI.UN".

The Trust is not a mutual fund and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

RECENT DEVELOPMENTS

The following is a summary of the developments in the affairs of the Trust occurring following the filing of the AIF and that have not been described elsewhere in this prospectus or in the documents incorporated by reference herein:

1. At the annual and special meeting of Unitholders that was held on June 2, 2004 (the "**Meeting**"), Unitholders approved various amendments to the "Fundamental Restrictions" and "Computation of Income" sections contained in RioCan's Declaration of Trust. A description of these amendments can be found at pages 7 through 10 of the Circular, which is incorporated herein by reference.

2. At the Meeting, the board of trustees was increased to ten members. Unitholders elected two new members to the Trust's board of trustees, Dale H. Lastman and Ronald W. Osborne.

3. On September 20, 2004, the Trust completed its offering of $110 million principal amount of 5.29% Series D senior unsecured debentures with a maturity date of September 21, 2009.

4. On October 6, 2004, the Trust announced the formation of a strategic alliance with the Canada Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada. The objective of the joint venture is to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired through this joint venture will remain core, long-term holdings for both the Trust and CPP Investment Board. In addition, the Trust will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.

5. On October 27, 2004, the Trust issued 2,500,000 Units to an affiliate of Kimco Realty Corporation ("**Kimco**") upon the exercise by Kimco of purchase warrants issued to them in September 2001.

6. On December 3, 2004 the Trust entered into a conditional contract for the acquisition of a 100% interest in three shopping centre properties and a 50% interest in another, all of which are located in the Province of Quebec. The purchase price of these acquisitions will be determined at the closing of each acquisition based on the income in place at the time.

   The following information reflects the shopping centre properties to be acquired. The vendors retain responsibility for development and leasing of each property until closing. All square footage amounts indicated below are approximations.

   Mega-Centre Notre Dame in Laval, Quebec

   The Mega-Centre Notre Dame is situated on 88.5 acres along Highway 13 in Laval, Quebec and is comprised of 326,000 square feet of existing retail and 183,000 square feet of space to be built out and 186,000 square feet of shadow anchors including Metro Richelieu and Zellers for a total of 695,000 square feet.

   Mega-Centre Lebourgneuf in Quebec City, Quebec

   The Mega-Centre Lebourgneuf is situated on 89 acres at Highways 40 and 73 in Quebec City, Quebec and is comprised of 335,000 square feet of existing retail and 124,000 square feet of space to be built out and 410,000 square feet of shadow anchors including Costco, Home Depot and Canadian Tire for a total of 870,000 square feet.

   Mega-Centre Beauport in Quebec City, Quebec

   The Mega-Centre Beauport is situated on 48 acres along Highway 40 in Quebec City, Quebec and is comprised of 172,000 square feet of existing retail and a 161,000 square foot Reno Depot as a shadow anchor for a total of 335,000 square feet.

   Quartier 10/30 in Brossard, Quebec

   Quartier 10/30 is situated on 136 acres at Highways 10 and 30 in Brossard, Quebec and is in the initial stages of development. Pursuant to the acquisition agreement, the Trust will acquire a 50% interest in this property. Construction is anticipated to commence in the spring of 2005 with an expected completion in the fall of 2006. On completion, the property will consist of 885,000 square feet plus 491,000 square feet of shadow anchors for a total of 1.375 million square feet. A significant amount of pre-leasing and sales to major anchors and retailers are already contracted.

7. On December 16, 2004, the Trust entered into an agreement with CIBC World Markets Inc. and RBC Dominion Securities Inc. to sell $110 million principal amount of 3.85% Series E senior unsecured debentures maturing on January 4, 2008.

8. On December 16, 2004, the Trust announced a special distribution of two cents per Unit payable to Unitholders of record on December 31, 2004.

USE OF PROCEEDS

The estimated net proceeds to the Trust from the offering of the Units, after deducting the Underwriters' fees and the estimated expenses of issue but before giving effect to any exercise of the Over-Allotment Option, will be approximately $125,440,000. The Trust will use such net proceeds for its ongoing acquisition and development programs and for general trust purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of Units outstanding and indebtedness of the Trust since December 31, 2003, the date of the Trust's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than the issuance of 2,500,000 Units to an affiliate of Kimco upon its exercise of previously granted purchase warrants, 1,706,872 Units issued pursuant to the Trust's distribution reinvestment plan, 1,295,000 Units issued pursuant to the Trust's unit option plan and a net increase in indebtedness of approximately $110 million, which has been incurred in the ordinary course of business.

DESCRIPTION OF UNITS

The beneficial interest in the assets of the Trust is divided into an unlimited number of Units. Units represent a Unitholder's proportionate undivided interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in distributions by the Trust and, on termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form, are fully paid and non-assessable when issued and are transferable. Other than in respect of the issuance of Units on the reinvestment of distributions to persons participating in the Trust's distribution reinvestment plan, no fractional Units are, or will be, issued.

As at December 17, 2004 there were 183,604,487 Units issued and outstanding. The Trust is not aware of any person who beneficially owns or exercises control or direction over more than 10% of the issued and outstanding Units.

At no time may non-residents of Canada as determined for the purposes of the Tax Act be the beneficial owners of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by non-resident persons and partnerships other than Canadian partnerships would cause the trust to lose its status as a mutual fund trust. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust. A

partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, the Trust were to lose its mutual fund trust status as a result of the application of the draft amendments, the Trust would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these draft amendments, and it is counsel's understanding that further discussions will take place with the private sector before a decision is made concerning whether the draft amendments will be enacted. Depending on the final form of the draft amendments, if enacted, it may be necessary to amend the Declaration of Trust to take into account these new restrictions. This amendment may be made without Unitholder approval.

PLAN OF DISTRIBUTION

Under an agreement dated December 13, 2004 (the "**Underwriting Agreement**") between the Underwriters and the Trust, the Trust has agreed to issue and sell, and the Underwriters have agreed to purchase, on January 4, 2005 or on such other date as may be agreed, but in any event not later than January 11, 2005, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 7,500,000 Units at a price of $17.45 per Unit for an aggregate price of $130,875,000. The Underwriting Agreement provides that the Trust will pay to the Underwriters an aggregate fee of up to $5,235,000 in consideration of their services in connection with this offering, reflecting a commission of 4%. The Underwriters' fee will be paid from the proceeds of this offering.

The Trust has granted the Underwriters the Over-Allotment Option, exercisable until closing, to purchase up to an aggregate of 750,000 additional Units at the initial offering price to cover over-allotments, if any, and for market stabilization. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust will be $143,962,500, $5,758,500 and $138,204,000, respectively. This prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint or joint and several, and may be terminated by them upon the occurrence of certain stated events. If one or more Underwriters fails to purchase more than 5%, in the aggregate, of the Units being purchased pursuant to the offering, the other Underwriters may, but are not obligated to, purchase such Units. If such number of Units is 5% or less of the total number of Units being purchased, the other Underwriters are obligated to purchase such Units. The Trust is not obligated to sell less than all of the Units.

Pursuant to policy statements of the Ontario Securities Commission and L'Agence nationale d'encadrement du secteur financier, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase any Units. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that the Trust will not issue or agree to issue (except in certain limited circumstances) any equity securities or other securities convertible into equity securities, without the prior written consent of RBC Dominion Securities Inc., on behalf of the Underwriters, for a period of 90 days following the Closing Date, such consent not to be unreasonably withheld.

The Units have not been and will not be registered under the United States *Securities Act* of 1933, as amended (the "**U.S. Securities Act**") or the securities laws of any state, and subject to certain exceptions, may not be offered or sold in the United States. The Underwriters have agreed that they will not offer or sell any Units within the United States, except in accordance with the Underwriting Agreement, which permits the Underwriters to offer and sell Units in certain transactions exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A thereunder, in compliance with applicable state securities laws.

In addition, until 40 days after commencement of the distribution of the Units under this prospectus, an offer or sale of Units within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

Certain of the Underwriters including RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc. and Desjardins Securities Inc., are wholly-owned subsidiaries of Canadian chartered banks (the "Banks"), which are lenders to the Trust. As of December 10, 2004, the Trust was indebted to the Banks in an aggregate amount of approximately $179,896,123, which debt is secured by specific properties. Consequently, the Trust may be considered a connected issuer of such Underwriters for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus, the Trust is in compliance with the terms of its indebtedness. Since the date the indebtedness to the Banks was incurred, the financial position of the Trust and the value of the collateral granted as security for the indebtedness have not materially changed. The Underwriters have advised that the decision to underwrite the offering was made independently of the Banks and the Banks had no influence as to the determination of the terms of the distribution. The Underwriters will not receive any benefit in connection with this offering other than the Underwriter's fee payable by the Trust.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Trust, and Torys LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a Unitholder who acquires Units pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Units as capital property and deals with the Trust at arm's length. Generally, the Units will be considered capital property to a Unitholder provided that the Unitholder does not hold the Units in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Unitholders whose Units might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Unitholder that is a partnership a member of which is not resident in Canada for the purposes of the Tax Act, a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a Unitholder who has borrowed money to acquire Units.

This summary is based upon the facts set out in this Short Form Prospectus, the current provisions of the Tax Act and the regulations under the Tax Act ("Regulations") in force at the date of this prospectus, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action, or changes in the administration policies or assessment practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this prospectus.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder, and no representations with respect to the income tax consequences to any particular Unitholder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Units, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Units. All payments to non-residents of Canada of distributions on the Units will be net of any applicable withholding taxes.

Status of the Fund

This summary is based on the assumption that the Trust will qualify as a "mutual fund trust" as defined in the Tax Act on completion of the offering and will thereafter continuously qualify as a mutual fund trust at all relevant times. The Trust has advised counsel that the Trust is and expects to continue to so qualify. If the Trust were not to qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.

In order for the Trust to qualify as a mutual fund trust, it must satisfy various requirements, including a requirement that the Trust must not have been established or maintained primarily for the benefit of non-residents. If draft amendments to the Tax Act released by the Minister of Finance (Canada) on September 16, 2004 are enacted as proposed, the Trust may cease to qualify as a mutual fund trust for purposes of the Tax Act if at any time after 2004 the fair market value of all Units held by non-residents of Canada or partnerships which are not "Canadian partnerships" for purposes the Tax Act is more than 50% of the fair market value of all issued and outstanding Units. A partnership will only qualify as a "Canadian partnership" at a particular time if all of its members at that time are resident in Canada. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, the Trust were to lose its mutual fund trust status as a result of the application of the draft amendments, the Trust would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these draft amendments, and it is counsel's understanding that further discussions will take place with the private sector before a decision is made concerning whether the draft amendments will be enacted.

Taxation of the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under the Tax Act on its income for tax purposes for the year, including any recapture of capital cost allowance and any net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to such Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount.

The Declaration of Trust provides, in general, that all of the income of the Trust for tax purposes will be paid or payable to Unitholders in the year. The Trust will deduct, for tax purposes, such portion of the amount paid or payable, or deemed to be paid or payable, to Unitholders in the year, so that the Trust will generally not be liable for income tax in any year.

Losses incurred by the Trust cannot be allocated to Unitholders but may be deducted by the Trust in accordance with the Tax Act.

Taxation of Unitholders

A Unitholder is required to include in computing his or her income for tax purposes in each year the amount of income and taxable capital gains, if any, paid or payable, or deemed to be paid or payable, to him or her in the year by the Trust to the extent that the Trust deducts such amount in computing its income for tax purposes, whether such amount is payable in cash or re-invested in additional Units.

The Declaration of Trust requires the Trust to claim the maximum amount of capital cost allowance allowable to it in computing its income for tax purposes and any such amount claimed will reduce the portion of any amount distributed by the Trust to Unitholders which would otherwise be required to be included in the income of a Unitholder.

The Trust will designate, to the extent permitted by the Tax Act, the portion of the income for tax purposes distributed to Unitholders as may reasonably be considered to consist of net realized taxable capital gains of the Trust. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain.

The amount of the non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. The Unitholder will not be required to reduce the adjusted cost base of the Unitholder's Units by such an amount. Any other amount in excess of the income for tax purposes of the Trust that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, the Unitholder will be required to reduce the adjusted cost base of the Unitholder's Units by that amount. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The taxation of capital gains is described below. (See "Capital Gains and Capital Losses")

Disposition of Units

In general, a disposition or deemed disposition of a Unit will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Unit to the Unitholder.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition.

Capital Gains and Capital Losses

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year generally must be included in the Unitholder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year may generally be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances provided in the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

In general terms, income for tax purposes of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as net realized capital gains and capital gains realized on the disposition of Units may increase the Unitholder's liability for alternative minimum tax.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a

"business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. The Trust has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, the Trust would not constitute a "business income trust" and Units would not constitute "restricted investment property". However, no assurances can be given that the Trust will not become a "business income trust" or that Units will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Units being distributed under this offering. The risk factors listed at pages 70 to 72 of the Trust's AIF are incorporated by reference herein. Investors should carefully consider those risks before investing in the Units.

LEGAL MATTERS

Legal matters in connection with the issuance and sale of the Units pursuant to this short form prospectus have been passed upon on behalf of the Trust by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Units. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Trust's auditors are Soberman LLP, Chartered Accountants, 2 St. Clair Avenue East, Toronto, Ontario M4T 2T5.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices located in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated December 20, 2004 relating to the issue and sale of units of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2003 and 2002, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 22, 2004.

Toronto, Ontario
December 20, 2004

(Signed) SOBERMAN LLP
Chartered Accountants

CERTIFICATE OF RIOCAN REAL ESTATE INVESTMENT TRUST

Dated: December 20, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland & Labrador. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

(Signed) ROBERT WOLF
Vice-President and Chief Financial Officer

On behalf of the Board of Trustees

(Signed) DALE LASTMAN
Trustee

(Signed) PAUL GODFREY
Trustee

UNDERWRITERS' CERTIFICATE

Dated: December 20, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland & Labrador. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	CIBC WORLD MARKETS INC.
(Signed) IAN MACLURE	(Signed) ALLAN S. KIMBERLEY

BMO NESBITT BURNS INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
(Signed) HAROLD M. WOLKIN	(Signed) STEPHEN SENDER	(Signed) ANDREW G. PHILLIPS

NATIONAL BANK FINANCIAL INC.

(Signed) CRAIG J. SHANNON

CANACCORD CAPITAL CORPORATION

(Signed) RONALD A. RIMER

DESJARDINS SECURITIES INC.

(Signed) JEFFREY OLIN

Document 82

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for the Short Form Prospectus of the above Issuer dated December 20th, 2004.

DATED at Toronto this 20th day of December, 2004.

Cameron McInnis

Cameron McInnis
Manager, Corporate Finance

SEDAR Project #721368

Document 83

PROSPECTUS SUPPLEMENT

To a Short Form Prospectus Dated September 22, 2003

This prospectus supplement together with the short form prospectus to which it relates dated September 22, 2003, as amended or supplemented, and each document deemed to be incorporated by reference in the short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

New Issue December 20, 2004

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$110,000,000

3.85% Series E Debentures Due January 4, 2008

(Senior Unsecured)

Interest on the 3.85% Series E Debentures (the "**Debentures**") of RioCan Real Estate Investment Trust ("**RioCan**") will be payable semi-annually in arrears on January 5 and July 5 in each year commencing July 5, 2005. The Debentures will mature on January 4, 2008. Please see "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

	Price to RioCan[1]	Underwriters' Fee[2]	Net Proceeds to RioCan[3]
Per $1,000 principal amount of Debentures	$997.62	$7.50	$990.12
Total	$109,738,200	$825,000	$108,913,200

(1) The Debentures have been priced to yield 3.935% if held to maturity.
(2) Consists of an Underwriters' fee of $825,000.
(3) Plus accrued interest, if any, from January 4, 2005 to the date of delivery.

CIBC World Markets Inc. and RBC Dominion Securities Inc. (the "**Underwriters**") have agreed to purchase the Debentures from RioCan at 99.762% of their principal amount, plus accrued interest (if any) from January 4, 2005 to the date of delivery, subject to the terms and conditions of the underwriting agreement described under "Plan of Distribution".

CIBC World Markets Inc. and RBC Dominion Securities Inc. are subsidiaries of Canadian chartered banks (the "Banks"). The Banks are lenders to RioCan. Consequently, RioCan may be considered to be a connected issuer of the Underwriters under applicable Canadian securities legislation. See "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriters. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by RioCan and accepted by the Underwriters in accordance with the conditions of the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please see "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on January 4, 2005 or on such other date as RioCan and the Underwriters may agree but not later than January 11, 2005 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form prospectus of RioCan dated September 22, 2003 (the "**Short Form Prospectus**"), solely for the purpose of offering the Debentures. Other documents are also incorporated or deemed to be incorporated by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof. In addition, the following documents, filed by RioCan with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus supplement:

(a) RioCan's renewal annual information form dated April 28, 2004 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2003 and December 31, 2002, including the management discussion and analysis relating thereto, together with the auditor's report thereon;

(c) the unaudited comparative financial statements and the notes thereto for the nine month periods ended September 30, 2004 and 2003, including the management discussion and analysis relating thereto;

(d) RioCan's management information circular dated April 14, 2004 regarding RioCan's annual and special meeting of unitholders of RioCan held on June 2, 2004, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph" (the "**Circular**");

(e) RioCan's material change report dated September 20, 2004 in connection with the completion by RioCan of an offering of senior unsecured debentures for gross proceeds of $110 million;

(f) RioCan's material change report dated October 7, 2004 in connection with the formation by RioCan of a strategic alliance with the Canada Pension Plan Investment Board to acquire premier regional power centres in Canada; and

(g) RioCan's material change report dated December 17, 2004 in connection with the agreement between RioCan and a syndicate of underwriters to sell 7,500,000 units for gross proceeds of $130,875,000, and in connection with this offering.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or

superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the issuer at the above-mentioned address and telephone number.

NON GAAP FINANCIAL MEASURES

Recurring Distributable Income ("**RDI**") and Funds from Operations ("**FFO**") are not measures recognized under Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance and RioCan believes that RDI, in particular, is a relevant measure of its ability to earn and distribute cash returns to Unitholders. The GAAP measurement most directly comparable to RDI and FFO is net earnings (to which reconciliation is provided in RioCan's management's discussion and analysis). RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of RioCan's performance. RioCan's method of calculating RDI and FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

ELIGIBILITY FOR INVESTMENT

At the date of closing, the purchase of the Debentures will not be prohibited, subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes and the applicable regulations:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act 1985 (Canada)
Pension Benefits Act (Ontario)

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP counsel to the Underwriters, at the date of closing, the Debentures will not be a prohibited investment for a registered pension plan under the *Income Tax Act* (Canada) (the "**Tax Act**") other than a plan for which RioCan, or a person who is connected with, controlled directly or indirectly in any manner or that does not deal at arm's length with RioCan, is the employer. As long as RioCan is a mutual fund trust, the units of which are listed on a prescribed stock exchange, the Debentures will be qualified investments under the Tax Act and the regulations thereunder (the "Regulations") for a trust governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan (collectively "Plans"), other than a deferred profit sharing plan for which RioCan, or a corporation with which RioCan does not deal at arm's length, is the employer. Based, in part, on a certificate of RioCan as to certain factual matters, the Debentures, if issued on the date of this Prospectus Supplement, would not, on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those tax exempt entities subject to foreign property limitations.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Units will not constitute "restricted investment property" for the purposes of the Budget Proposals. See "Certain Canadian Federal Income Tax Considerations — Budget Proposals".

CREDIT RATINGS

Standard & Poor's Rating Services (S&P) and the Dominion Bond Rating Service Limited (DBRS) provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided RioCan with an entity credit rating of BBB and a credit rating of BBB – relating to the Debentures. DBRS has provided RioCan with a credit rating of BBB (stable) relating to the Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies. The credit ratings accorded to the Debentures are not recommendations to purchase, hold or sell the Debentures. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITS and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). RioCan has a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit.

DEFINITIONS

The following terms used below are defined in the Series E Indenture (as defined below under "Details of the Offering") substantially as follows.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of RioCan and the accumulated building amortization recorded in the books and records of RioCan in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of RioCan as of any date means the total assets of RioCan, excluding goodwill, determined on a consolidated basis plus accumulated building amortization of income properties determined in accordance with generally accepted accounting principles.

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Change of Control**" means the acquisition by a person, or group of persons acting jointly and in concert, of units of RioCan (and/or securities convertible into units of RioCan) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the units of RioCan.

"**Consolidated EBITDA**" for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense of RioCan for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of RioCan for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" as at any date means the consolidated Indebtedness of RioCan as at such date determined, except as otherwise expressly provided in the Series E Indenture or in the Trust Indenture (both as defined under "**Details of the Offering**"), in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of RioCan for any period means the aggregate amount of interest expense of RioCan in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by RioCan during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of RioCan in respect of convertible debt Indebtedness (as defined below) will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" for any period means the net income (loss) of RioCan for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of RioCan, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**generally accepted accounting principles**" means, as at any date of determination, Canadian generally accepted accounting principles in effect as of the date thereof.

"**Indebtedness**" of any person means (without duplication) (i) any obligation of such person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such person and (v) any obligation of the type referred to in clauses (i) through (iv) of another person, the payment of which such person has guaranteed or for which such person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of such person in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to RioCan's unitholders ("Unitholders"), accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, will be deemed not to be Indebtedness for the purposes of this definition.

"**Lien**" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

"**Material Subsidiary**" at any date, means any Subsidiary which constitutes more than 10% of the Adjusted Unitholders' Equity calculated as at such date.

"**Subsidiary**" has the meaning ascribed to it in the *Securities Act* (Ontario) (applied as if RioCan were a corporation for such purposes).

INTEREST COVERAGES

The interest on RioCan's debt for the 12 months ended December 31, 2003 was $137,779,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense and income taxes, depreciation and amortization was $349,527,000, which is 2.54 times RioCan's interest requirements for such period. After giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the audited annual financial statements of RioCan for the year ended December 31, 2003 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's interest requirements for such period would have been $149,049,000 and its net income (before deducting interest expense and income taxes, depreciation and amortization) for such period would have been $349,527,000, which is 2.35 times RioCan's interest requirements for such period.

The interest on RioCan's debt for the 12 months ended September 30, 2004 (unaudited) was $144,721,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $382,888,000, which is 2.65 times RioCan's interest requirements for such period. After giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness subsequent to the 12-month period ended September 30, 2004 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's net income (before deducting interest expense, income taxes, depreciation and amortization) for such period would have been 2.57 times RioCan's interest requirements for such period.

For the purposes of the interest coverages described above, RioCan's net income is determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any RioCan asset other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of Units outstanding and indebtedness of RioCan since December 31, 2003, the date of RioCan's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than the issuance of 2,500,000 Units to an affiliate of Kimco upon its exercise of previously granted purchase warrants, 1,706,872 Units issued pursuant to RioCan's distribution reinvestment plan, 1,295,000 Units issued pursuant to RioCan's unit option plan and a net increase in indebtedness of approximately $110 million, which has been incurred in the ordinary course of business.

DETAILS OF THE OFFERING

*The following is a brief summary of the material attributes and characteristics of the Debentures which does not purport to be complete. For full particulars, reference is made to the trust indenture (the "**Trust Indenture**") dated as of October 31, 1997 described in the Short Form Prospectus, as amended as of August 15, 2001 and as further amended or restated from time to time, and to the sixth supplemental trust indenture to be dated as of January 4, 2005 between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**") providing, among other things, for the creation and issue of the Debentures (the Trust Indenture, as supplemented by the sixth supplemental trust indenture, are collectively referred to as the "**Series E Indenture**").*

General

The Debentures will be issued in $1,000 denominations limited to $110,000,000 aggregate principal amount, will be dated January 4, 2005, will bear interest at the rate of 3.85% per annum, payable in semi-annual instalments on January 5 and July 5 in each year, with the first payment of interest due on July 5, 2005, and will mature on January 4, 2008.

Rank

The Debentures will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated Indebtedness of RioCan, except to the extent prescribed by law.

Redemption by RioCan

At its option, RioCan may redeem the Debentures at any time, in whole or in part, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. RioCan will give notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption. Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purposes of the foregoing provisions, the following terms will be defined in the Series E Indenture substantially as follows:

"Canada Yield Price" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus 0.18%, on the business day preceding the date on which RioCan gives notice of redemption of the Debentures pursuant to the Series E Indenture.

"Government of Canada Yield" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date of the Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by RioCan.

Purchase of Debentures

RioCan may at any time and from time to time purchase Debentures in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debentures that are so purchased will be cancelled and will not be reissued or resold.

Certain Covenants

The Series E Indenture will contain covenants substantially to the following effect, in addition to those prescribed in the Trust Indenture.

Consolidated EBITDA to Consolidated Interest Expense Ratio

RioCan will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

Restrictions on Additional Indebtedness

RioCan will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "**Indebtedness Percentage**"), would be less than or equal to 60% (the "**Debt Incurrence Tests**").

Equity Maintenance

RioCan will maintain an Adjusted Unitholders' Equity of at least $1 billion.

The interest coverage as at September 30, 2004 and December 31, 2003 determined in accordance with the Series E Indenture after giving effect to this offering are as set out above (please see "**Interest Coverages**").

The Series E Indenture will provide that the Indebtedness Percentage will be calculated on a pro forma basis as at the date of RioCan's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred and the application of the proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

Restrictions on Consolidations and Mergers

RioCan may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(i) the entity formed by such consolidation or amalgamation or into which RioCan is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of RioCan substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental trust indenture all the obligations of RioCan under the Series E Indenture and the Debentures;

(ii) immediately before and immediately after giving effect to such transaction, no Event of Default (as defined in the Trust Indenture) has occurred and is continuing; and

(iii) immediately after giving effect to such transaction, the surviving entity could incur at least $1.00 of additional Indebtedness.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("**Participants**") in the depository service of The Canadian Depository for Securities Limited or a successor ("**CDS**"), which include securities brokers and dealers, banks and trust companies. On the date of closing, RioCan will cause a global certificate or certificates representing the Debentures (each, a "**Global Debenture**") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from RioCan or CDS evidencing that Debentureholder's ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) RioCan determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and RioCan is unable to locate a qualified successor, (ii) RioCan at its option elects, or is required by law, to terminate the book-entry system through CDS or (iii) after the occurrence of an Event of Default, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder's interest in an Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of RioCan. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Series E Indenture and the Debentures.

RioCan expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. RioCan also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of RioCan and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

In the event of a Change of Control, the Holders may require RioCan to repurchase their Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Debentures plus (ii) all accrued interest to the date of repurchase.

PLAN OF DISTRIBUTION

Under an underwriting agreement (the "**Underwriting Agreement**") dated December 20, 2004 between the Underwriters and RioCan, RioCan has agreed to sell and the Underwriters have agreed to purchase, on January 4, 2005 or such other date as may be agreed upon, but not later than January 11, 2005, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, $110,000,000 principal amount of Debentures at a price equal to 99.762% of their principal amount, plus accrued interest (if any) from January 4, 2005 to the date of delivery, payable in cash to RioCan against delivery of such principal amount of Debentures. The Underwriting Agreement provides that RioCan will pay the Underwriters a fee of $825,000 on account of underwriting services rendered in connection with this offering. The obligations of the Underwriters under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriters with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriters' overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriters to RioCan.

RioCan has been advised by the Underwriters that, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters are wholly-owned subsidiaries of Canadian chartered banks (the "**Banks**"), which are lenders to RioCan. As of December 17, 2004, RioCan was indebted to the Banks in an aggregate amount of approximately $152.74 million, which debt is secured by specific properties. Consequently, RioCan may be considered a connected issuer of the Underwriters for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, RioCan is in compliance with the terms of its indebtedness. Since the date the indebtedness to the Underwriters was incurred, the financial position of RioCan and the value of the collateral granted as security for the indebtedness have not materially changed. The Underwriters have advised that the decision to underwrite the offering was made independently of the Banks and the Banks had no influence as to the determination of the terms of the distribution. The Underwriters will not receive any benefit in connection with this offering other than the Underwriters' fee payable by RioCan.

USE OF PROCEEDS

The estimated net proceeds to RioCan from this offering, after deducting the Underwriters' fees and the estimated expenses of the issue, will be approximately $108,813,200. RioCan will use the net proceeds of this offering in the manner determined by management to be appropriate from time to time, including to fund any of RioCan's ongoing acquisition programs and for general purposes.

RECENT DEVELOPMENTS

The following is a summary of the developments in the affairs of RioCan occurring following the filing of the AIF and that have not been described elsewhere in this prospectus or in the documents incorporated by reference herein:

1. At the annual and special meeting of Unitholders that was held on June 2, 2004 (the "**Meeting**"), Unitholders approved various amendments to the "Fundamental Restrictions" and "Computation of Income" sections contained in RioCan's Declaration of Trust. A description of these amendments can be found at pages 7 through 10 of the Circular, which is incorporated herein by reference.
2. At the Meeting, the board of trustees was increased to ten members. Unitholders elected two new members to RioCan's board of trustees, Dale H. Lastman and Ronald W. Osborne.
3. On September 20, 2004, RioCan completed its offering of $110 million principal amount of 5.29% Series D senior unsecured debentures with a maturity date of September 21, 2009.
4. On October 6, 2004, RioCan announced the formation of a strategic alliance with the Canada Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada. The objective of the joint venture is to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired through this joint venture will remain core, long-term holdings for both RioCan and CPP Investment Board. In addition, RioCan will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.
5. On October 27, 2004, RioCan issued 2,500,000 Units to an affiliate of Kimco Realty Corporation ("**Kimco**") upon the exercise by Kimco of purchase warrants issued to them in September 2001.
6. On December 3, 2004 RioCan entered into a conditional contract for the acquisition of a 100% interest in three shopping centre properties and a 50% interest in another, all of which are located in the Province of Quebec. The purchase price of these acquisitions will be determined at the closing of each acquisition based on the income in place at the time.

   The following information reflects the shopping centre properties to be acquired. The vendors retain responsibility for development and leasing of each property until closing. All square footage amounts indicated below are approximations.

Mega-Centre Notre Dame in Laval, Quebec

The Mega-Centre Notre Dame is situated on 88.5 acres along Highway 13 in Laval, Quebec and is comprised of 326,000 square feet of existing retail and 183,000 square feet of space to be built out and 186,000 square feet of shadow anchors including Metro Richelieu and Zellers for a total of 695,000 square feet.

Mega-Centre Lebourgneuf in Quebec City, Quebec

The Mega-Centre Lebourgneuf is situated on 89 acres at Highways 40 and 73 in Quebec City, Quebec and is comprised of 335,000 square feet of existing retail and 124,000 square feet of space to be built out and 410,000 square feet of shadow anchors including Costco, Home Depot and Canadian Tire for a total of 870,000 square feet.

Mega-Centre Beauport in Quebec City, Quebec

The Mega-Centre Beauport is situated on 48 acres along Highway 40 in Quebec City, Quebec and is comprised of 172,000 square feet of existing retail and a 161,000 square foot Reno Depot as a shadow anchor for a total of 335,000 square feet.

Quartier 10/30 in Brossard, Quebec

Quartier 10/30 is situated on 136 acres at Highways 10 and 30 in Brossard, Quebec and is in the initial stages of development. Pursuant to the acquisition agreement, RioCan will acquire a 50% interest in this property. Construction is anticipated to commence in the spring of 2005 with an expected completion in the fall of 2006. On completion, the property will consist of 885,000 square feet plus 491,000 square feet of shadow anchors for a total of 1.375 million square feet. A significant amount of pre-leasing and sales to major anchors and retailers are already contracted.

7. On December 9, 2004, RioCan reached an agreement with RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Desjardins Securities Inc. to issue 7,500,000 units for gross proceeds of $130,875,000. The offering is expected to close on or about January 4, 2005.

8. On December 16, 2004, RioCan announced a special distribution of two cents per unit payable to unitholders of record on December 31, 2004.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "**Holder**") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Debentures as capital property and deals with RioCan at arm's length. Generally, the Debentures will be considered capital property to a Holder provided that the Holder does not hold the Debentures in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution", or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Short Form Prospectus and this Prospectus Supplement, the current provisions of the Tax Act and the Regulations in force at the date of this prospectus supplement, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative

practices of the Canada Revenue Agency (the "CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action or changes in the administration policies or assessment practices of the CRA, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

A Holder that is a corporation, partnership, unit trust or trust of any which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including an individual and trusts of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder's income for that or a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder's income for the taxation year or a previous taxation year. A Holder may also be required to include in computing income, the amount of any discount received or receivable by such Holder. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Holder in a taxation year may generally be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

A Holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part 1.3 (Tax on Large Corporations) of the Tax Act.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property". However, no assurances can be given that RioCan will not become a "business income trust" or that Debentures will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Debentures being distributed under the Offering. In addition to the risks described herein, reference is made to the section entitled "Risk Factors" beginning at page 70 of RioCan's AIF, which is incorporated herein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which RioCan can access the debenture market.

Coverage Ratios

See "Interest Coverages" which is relevant to an assessment of the risk that RioCan will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of RioCan and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this prospectus supplement will be passed upon at the date of closing on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated September 22, 2003 and the prospectus supplement of the REIT dated December 20, 2004 relating to the issue and sale of senior unsecured debentures due January 4, 2008 of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2003 and 2002, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 22, 2004.

Toronto, Ontario
December 20, 2004

(Signed) SOBERMAN LLP
Chartered Accountants

UNDERWRITERS' CERTIFICATE

Dated: December 20, 2004

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada and does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.	RBC DOMINION SECURITIES INC.
(Signed) ALLAN S. KIMBERLEY	(Signed) DAVID M. DULBERG

Document 84

UNDERWRITING AGREEMENT

December 20, 2004

RioCan Real Estate Investment Trust
The Exchange Tower
Suite 700, 130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Mr. Edward Sonshine, Q.C.

Dear Sirs:

We understand that RioCan Real Estate Investment Trust (the "Trust") desires to issue and sell $110,000,000 principal amount of senior unsecured debentures due January 4, 2008 bearing interest at a rate of 3.85% *per annum* during such term (the "Debentures") on and subject to the terms more particularly described below. We further understand that RioCan has filed a short form shelf prospectus (the "Shelf Prospectus") dated September 22, 2003 relating to the issuance of debt securities and is prepared:

(i) to create and issue the Debentures; and

(ii) to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Provinces.

CIBC World Markets Inc. ("CIBC World Markets") and RBC Dominion Securities Inc. ("RBC DS") (together, the "Underwriters") offer to purchase from the Trust, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Trust agrees to sell to the Underwriter, at the Closing Time, all, but not less than all, of the Debentures at a price of $997.62 per $1,000 principal amount thereof for an aggregate purchase price of $109,738,200 (the "Purchase Price"), plus accrued interest, if any, from January 4, 2005 to the date of delivery.

In consideration of the Underwriters' agreement to purchase the Debentures, which will result from the Trust's acceptance of this offer, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Debentures, including the Prospectus Supplement, distributing the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Debentures, the Trust agrees to pay to CIBC World Markets, on behalf of the Underwriters, at the Closing Time, a fee equal to 0.75% of the par value of the Debentures acquired (the "Underwriting Fee").

Terms and Conditions

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"Agreement" means the agreement resulting from the acceptance by the Trust of the terms of this letter;

"AIF" means the renewal annual information form of the Trust dated April 28, 2004;

"Amendment" means, as applicable, any amendment to the Shelf Prospectus or the Supplemented Prospectus;

"Auditors" means Soberman LLP, Chartered Accountants, the auditors of the Trust;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or legal holiday in Toronto;

"Closing Date" means January 4, 2005 or such other date as the Trust and the Underwriters may mutually agree upon in writing but, in any event, not later than January 11, 2005;

"Closing Time" means 10:00 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the Trust and the Underwriters may mutually agree upon in writing;

"Debentures" means the senior unsecured debentures of the Trust due January 4, 2008, bearing interest at a rate of 3.85% payable semi-annually on January 5 and July 5 of each year (the first such interest payment being due on July 5, 2005), to be issued by the Trust as contemplated by this Agreement, having the attributes corresponding in all material respects to the descriptions thereof in this Agreement and in the Supplemented Prospectus;

"Declaration of Trust" means the amended and restated declaration of trust of the Trust, dated as of June 2, 2004;

"Documents Incorporated by Reference" means the AIF, the Trust's audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2003 and December 31, 2002, together with the Auditors' report thereon and the management discussion and analysis relating thereto, the unaudited comparative financial statements for the nine month periods ended September 30, 2004 and September 30, 2003 including the management discussion and analysis relating thereto, the Management Information Circular, the material change report dated September 20, 2004, in connection with the completion by the Trust of an offering of senior unsecured debentures for gross

proceeds of $110 million, the material change report dated October 7, 2004 in connection with the formation by the Trust of a strategic alliance with the Canada Pension Plan Investment Board to acquire premier regional power centres in Canada, the material change report dated December 17, 2004 in connection with the agreement between RioCan and a syndicate of underwriters to sell 7,500,000 units for gross proceeds of $130,875,000 and in connection with this offering, and all material change reports of the Trust (other than confidential reports) filed with the securities commissions or other regulatory bodies on or after the date of the Supplemented Prospectus, and on or before the Closing Time;

"Existing Properties" means the properties now owned by the Trust and described in the Documents Incorporated by Reference;

"Financial Information" has the meaning ascribed thereto in paragraph 4.3;

"Hazardous Material" has the meaning ascribed thereto in paragraph 6.1.20;

"Indemnified Parties" has the meaning ascribed thereto in paragraph 8.1;

"Management Information Circular" means the management information circular dated April 14, 2004 regarding the Trust's annual and special meeting of unitholders of the Trust held on June 2, 2004, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

"Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, unincorporated organization, a government or an agency or political subdivision thereof;

"Prospectus Supplement" means the prospectus supplement of the Trust, which, together with the Shelf Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Provinces (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Purchase Price" has the meaning ascribed thereto above;

"Qualification Deadline" means 5:00 p.m. Toronto time on December 21, 2004 or such later date and time as the Trust and the Underwriters may mutually agree upon in writing;

"Qualifying Provinces" means all of the provinces of Canada;

"Rating Agency" means Standard & Poor's and Dominion Bond Rating Service Limited or either of them as the context requires;

"Securities Laws" means collectively, and, as the context may require, the securities legislation, regulations and the policies of the securities regulatory

bodies of the Qualifying Provinces including, without limitation, National Instrument 44-102 of the Canadian Securities Administrators;

"Selling Firm(s)" has the meaning ascribed thereto in paragraph 2.2;

"Shelf Prospectus" means the final base shelf prospectus of the Trust dated September 22, 2003 (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Stock Exchange" means the Toronto Stock Exchange;

"Supplementary Material" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Shelf Prospectus, the Prospectus Supplement or any Amendment;

"Supplemented Prospectus" means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

"Transaction Documents" has the meaning ascribed thereto in paragraph 6.1.6;

"Trust" means RioCan Real Estate Investment Trust;

"Trust Indenture" means, collectively, the trust indenture dated October 31, 1997 between the Trust and CIBC Mellon Trust Company, as supplemented by the first, second, third, fourth and fifth supplemental trust indentures and as further supplemented by the sixth supplemental trust indenture to be dated the Closing Date, pursuant to which the Debentures will be created and issued;

"Underwriters" means CIBC World Markets and RBC DS.

"Underwriters' Disclosure" means disclosure relating solely to the Underwriters and any other disclosure provided to the Trust by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"Underwriting Fee" has the meaning ascribed thereto above; and

"Units" means units of the Trust.

1.2 Whenever used in this Agreement, the terms "associate", "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms under applicable Securities Laws, and the terms "affiliate" and "subsidiary" shall have the meanings given to such terms in the *Business Corporations Act* (Ontario).

1.3 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.4 All references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriters

The Underwriters covenant with the Trust that:

2.1 the Trust is not a "related issuer" or "connected issuer" of either Underwriters; and each Underwriter, any "related issuer" of such Underwriter or the directors, officers or partners of such Underwriter or of any "related issuer" of such Underwriter is not a person to which the Trust or any "related issuer" of the Trust, or with which the Trust or any "related issuer" of the Trust has any other relationship, except that each Underwriter is the subsidiary of a Canadian chartered bank that is a lender to the Trust. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105;

2.2 they will offer the Debentures for sale to the public on behalf of the Trust, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Securities Laws, upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement; they shall ensure that each Selling Firm, prior to its appointment as such, has delivered to the Underwriters a representation to the effect that the Trust is not a "related issuer" of such Selling Firm, and that each Selling Firm, any "related issuer" of such Selling Firm and the directors, officers or partners of such Selling Firm and of any "related issuer" of such Selling Firm, is not a person to which the Trust or any "related issuer" of the Trust owes any indebtedness or with which the Trust or any "related issuer" of the Trust has any other relationship, unless the Underwriters and Trust have agreed that the Trust is not a "related issuer" or a "connected issuer" of such Selling Firm; for the purposes of the preceding sentence, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105; for the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Debentures are qualified for distribution in any province of Canada where (i) a receipt or similar document for the Shelf Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Shelf Prospectus; and (ii) the Prospectus Supplement has been filed;

2.3 they will not make use of any "greensheet" in respect of the Debentures without the approval of the Trust;

2.4 the Underwriters will notify the Trust when, in their opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the principal amount of Debentures distributed in each Qualifying Province where such breakdown is required for the purpose of calculating fees payable to a securities commission or other securities regulatory body; provided, however, that such breakdown shall be provided no later than 30 days following the date on which the distribution of the Debentures shall have ceased;

2.5 they will not make any representations or warranties with respect to the Trust or the Debentures other than as set forth in this Agreement or the Supplemented Prospectus or otherwise with the approval of the Trust; and

2.6 provided that they are satisfied, in their sole discretion, acting reasonably, that it is responsible to do so, they will execute and deliver to the Trust the certificate required to be executed by the Underwriters under applicable Securities Laws in connection with the Supplemented Prospectus and any Amendment.

3. Covenants of the Trust

The Trust covenants and agrees with the Underwriters that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor and such Debentures will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Supplemented Prospectus;

3.2 it has filed an English language Shelf Prospectus in each of the Qualifying Provinces and a French language Shelf Prospectus in the Provinces of Ontario, Quebec and New Brunswick, omitting such information as is permitted to be omitted for such documents pursuant to the Securities Laws, and has obtained a Mutual Reliance Review System ("MRRS") decision document for the Shelf Prospectus for and on behalf of the Ontario Securities Commission and the securities regulatory authority in each of the other Qualifying Provinces;

3.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public by or through the Underwriters and other investment dealers and brokers who comply with all applicable Securities Laws in each of the Qualifying Provinces; the Trust will use its reasonable best efforts to fulfil all legal requirements to permit the distribution of the Debentures in each Qualifying Province as soon as possible but in any event not later than the Qualification Deadline; such fulfilment shall include, without limiting the generality of the foregoing, compliance with all applicable Securities Laws including, without limitation, compliance with all requirements with respect to and the preparation and filing of the English language Prospectus Supplement in each of the Qualifying Provinces and a French language Prospectus Supplement in the Provinces of Ontario, Quebec and New Brunswick;

3.4 it shall allow and assist the Underwriters to participate fully in the preparation of the Prospectus Supplement and any Amendment and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations as Underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation; and

3.5 it will comply with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the applicable Securities Laws in each of the Qualifying Provinces and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Underwriters in writing of the full particulars of any material change (for greater certainty, material in the context of all assets of the Trust considered together), actual, anticipated or threatened, in the operating, financial or physical condition of the Existing Properties, or any of them, or in the financial condition, assets, liabilities, business, affairs or operations of the Trust or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Shelf Prospectus, the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The Trust shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Provinces as a result of such change. The Trust shall, in good faith, first discuss with the Underwriters any change in circumstances (actual or proposed within the Trust's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 3.5 and, in any event, prior to making any filing referred to in this paragraph 3.5. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the Trust, that a material change or change in a material fact has occurred which makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, or which may result in a misrepresentation, the Trust will:

3.5.1 prepare and file promptly at the request of the Underwriters any Amendment which in their opinion, acting reasonably, may be necessary or advisable; and

3.5.2 contemporaneously with filing the Amendment under the applicable laws of the Qualifying Provinces, deliver to the Underwriters:

3.5.2.1 a copy of the Amendment, originally signed as required by the Securities Laws;

3.5.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under the applicable Securities Laws; and

3.5.2.3 such other documents as the Underwriters shall reasonably require.

4. Deliveries

The Trust shall cause to be delivered to the Underwriters:

4.1 as soon as they are available, copies of the Supplemented Prospectus and any Amendment signed, where applicable, as required by the Securities Laws;

4.2 at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, in each case in the French language,

4.2.1 an opinion of the Trust's local counsel in Quebec, dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that except for any financial statements, auditors reports, accounting data and other numerical data (collectively the "Financial Information") contained in such document, or incorporated by reference therein, the document in the French language is, in all material respects, a complete and accurate translation of the document in the English language and that such versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Underwriters, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that the Financial Information in such document, or incorporated by reference therein, in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document, or incorporated by reference therein, in the English language;

4.3 at the Closing Time and at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, a comfort letter of the Auditors dated the Closing Date or the date of the Supplemented Prospectus or Amendment, as the case may be, and addressed to the Underwriters and the board of trustees of the Trust, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information contained, or incorporated by reference in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two business days prior to the date of such letter,

which letter shall be in addition to the Auditors' report incorporated by reference in the Supplemented Prospectus or Amendment and the comfort letter of the Auditors addressed, in the case of the Shelf Prospectus and the Supplemented Prospectus, to the securities regulatory authorities in the Qualifying Provinces; and

4.4 as soon as they are available, such numbers of copies of the Supplemented Prospectus and any Amendment for distribution to purchasers of the Debentures, as the Underwriters may reasonably require, without charge, in such cities in the Qualifying Provinces as the Underwriters may reasonably request.

5. Representations and Warranties - Supplemented Prospectus

5.1 The delivery to the Underwriters of the documents referred to in paragraphs 4.1, 4.2, 4.3, and 4.4 hereof shall constitute:

5.1.1 the representation and warranty of the Trust to the Underwriters that each such document at the time of its respective delivery fully complied with the requirements of the Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken together, and the Debentures as required by applicable Securities Laws; and

5.1.2 the representation and warranty of the Trust to the Underwriters, that, except as has been publicly disclosed, since September 30, 2004, there has been no material adverse change, actual, contemplated or, to the best of the Trust's knowledge, threatened, in the business, affairs, operations, assets, liabilities, contingent or otherwise, capital or ownership of the Trust.

5.2 The Trust consents to the use by the Underwriters of such documents in connection with the distribution of the Debentures in the Qualifying Provinces in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The Trust represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the Trust is a trust validly existing under the laws of the Province of Ontario, has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder;

6.1.2 the Trust is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the Qualifying Provinces;

6.1.3 the Trust has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, licences and permits and is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to obtain such licences and permits would not have a material adverse effect on the Trust's ability to carry out any of the foregoing, and all such licences, registrations, qualifications and permits are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which has a material adverse effect on the operation of the business of the Trust as now conducted or proposed to be conducted;

6.1.4 the Trust has conducted and is conducting its business in compliance with the terms and provisions of the Declaration of Trust;

6.1.5 except as disclosed to the Underwriters or as set forth in the Supplemented Prospectus and any Amendments, the Trust is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which the Trust holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; the Trust is not in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its beneficial ownership or its interest in such properties or which may have a material adverse effect upon any such properties or upon the operation of the business of the Trust as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; all leases pursuant to which the Trust derives its interests in such properties are in good standing and there has been no material default under any such leases (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty or other property taxes required to be paid with respect to such properties to the date hereof have been paid;

6.1.6 the Trust is not in default or in breach of, and the execution and delivery of this Agreement and all documents executed or delivered, or to be executed or delivered, pursuant hereto (collectively, the "Transaction Documents"), the performance and compliance with the terms of this Agreement, the Trust Indenture and the other Transaction Documents, and the issue and sale of the Debentures will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the

Declaration of Trust, any resolution of the trustees or unitholders of the Trust or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Trust is a party or by which the Trust or any of its properties is bound or any judgment, decree, order, statute, rule or regulation applicable to the Trust, except in each case, any breach or default which is immaterial;

6.1.7 the Trust has all requisite power and authority: (i) to enter into this Agreement and the Trust Indenture; (ii) to issue and deliver the Debentures in accordance with the provisions of this Agreement and the Trust Indenture; and (iii) to carry out all the terms and provisions of this Agreement, the Trust Indenture and the Debentures;

6.1.8 this Agreement, the Trust Indenture, the Debentures and the other Transaction Documents have been or will be, as the case may be, duly authorized, executed and delivered by the Trust and constitute or will constitute, as the case may be, when so executed and delivered legal, valid and binding obligations of the Trust, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought;

6.1.9 the Trust is authorized to issue an unlimited number of Units, of which 183,604,487 are issued and outstanding as at the date hereof as fully-paid and non-assessable Units;

6.1.10 the Units are listed on the Stock Exchange;

6.1.11 the Trust has no securities outstanding which are convertible into or exchangeable or exercisable for Units and there are no outstanding options on or rights to subscribe for any of the unissued Units except as described in the Documents Incorporated by Reference;

6.1.12 the publicly disclosed financial statements of the Trust have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Trust as at their respective dates and such financial statements contain no misrepresentation;

6.1.13 since September 30, 2004:

6.1.13.1 except for the Trust's regularly scheduled monthly distributions in 2004 and the special distribution of the Trust payable to unitholders of record on December 31, 2004, no distributions to holders of Units have been declared or paid by the Trust and no capital expenditures or commitments therefor

have been made by the Trust, except in the ordinary course of business and which are not material,

6.1.13.2 the Trust has not incurred any obligation or liability, direct, contingent or otherwise, except in the ordinary course of business and which is not material, and

6.1.13.3 no transactions of a nature material to the Trust have been entered into by the Trust,

except, in each case, as will be disclosed in the Supplemented Prospectus or any Amendment thereto or except has otherwise been disclosed in writing to the Underwriters;

6.1.14 other than as may be required under the Securities Laws and the rules and by-laws of the Stock Exchange, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the execution and delivery of the Trust Indenture or the creation, issue and sale of the Debentures;

6.1.15 there is no authorization, consent or approval of, or filing with or notice to any governmental body required in connection with the execution, delivery or performance of the Trust Indenture by the Trust;

6.1.16 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the Trust, threatened, which would question the validity of the creation, issuance or sale of the Debentures or the validity of any action taken or to be taken by the Trust in connection with this Agreement or the Trust Indenture;

6.1.17 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on a credit watch or comparable downgrade warning by either Rating Agency;

6.1.18 on or before the Closing Time, all actions required to be taken by or on behalf of the Trust, including the passing of all requisite resolutions of its trustees shall have occurred so as to validly authorize the entering into by the Trust of the Trust Indenture, the creation, issuance and sale of the Debentures and the performance of the Trust's obligations hereunder;

6.1.19 all of the Trust's real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against, with reasonable deductibles; all buildings constructed by the Trust were constructed in accordance with building permits properly issued therefor, if required, and all of the Trust's buildings are in material compliance with all applicable building and zoning by-laws; and there are no material defects in such buildings; except as disclosed to the

Underwriters, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority except where the failure to comply with such work orders or deficiency notices would not have a material adverse effect on the Trust and there is no material matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance, except as previously disclosed in writing to the Underwriters or where it would not have a material adverse effect on the Trust; and

6.1.20 except as previously disclosed in writing to the Underwriters or where it would not have a material adverse effect on the Trust, all of the Trust's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits; none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or, to the best of the Trust's knowledge, is subject to any investigation, by or on behalf of the Trust, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material into the environment; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material or reporting a spill or release of a Hazardous Material into the environment involving any of the Trust's real properties other than those which have been remedied; none of the Trust's real properties has been used, during the time the Trust has owned such properties, as a waste storage site or to operate a waste management business; the Trust has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Trust's real properties or the buildings and operations thereon; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; to the knowledge of the Trust, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural

environment or human health; and for the purposes of this paragraph 6.1.20, "Hazardous Material" means any contaminant, pollutant, waste, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, waste, subject waste, deleterious substance, industrial waste, toxic matter, hazardous waste or dangerous goods as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, P.O. Box 24, Toronto, Ontario M5B 2M6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the Trust covenants to use its best efforts to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

7.2.1 receipt by the Underwriters of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the Trust's counsel, Goodmans LLP, and from the Underwriters' counsel, Torys LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limiting the generality of the foregoing, the execution, certification, issue and delivery of the Debentures, the authorization, execution, and delivery of the Trust Indenture, the fulfilment of and compliance with the terms and conditions of this Agreement and the Trust Indenture, the enforceability of the Trust Indenture and the Debentures, the appointment of CIBC Mellon Trust Company as trustee under the Trust Indenture, and the qualification of the Debentures as investments under the statutes listed in the Supplemented Prospectus, it being understood that such counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust's officers; and the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust or any of its affiliates;

7.2.1.2 an opinion of the Trust's local counsel in Quebec, dated the date of delivery and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

7.2.1.3 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and the chief financial officer of the Trust, or such other officers of the Trust as may be acceptable to the Underwriters, acting reasonably, certifying that (i) the Trust has complied with all terms and conditions of this Agreement to be complied with by the Trust at or prior to the Closing Time; (ii) the representations and warranties of the Trust contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Units has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since September 30, 2004 there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing), and certifying to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

7.2.1.4 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.5 evidence satisfactory to the Underwriters that the Trust has authorized and approved this Agreement and the Trust Indenture, the creation, issuance and sale of the Debentures and all matters relating thereto; and

7.2.1.6 one definitive certificate representing a document constituting the Debentures registered in the name of CDS & Co., or in such name or names as the Underwriters may direct, against payment to the Trust, or as the Trust may direct, of the Purchase Price by wire transfer payable in Toronto,

all in form and substance reasonably satisfactory to the Underwriters;

7.2.2 the Prospectus Supplement and any Amendments shall have been filed with the applicable securities regulatory authority in each of the Qualifying Provinces in accordance with Securities Laws;

7.2.3 confirmation in form acceptable to the Underwriters that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on ratings alert or other comparable downgrade warning by either Rating Agency;

7.2.4 the representations and warranties of the Trust contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

7.2.5 the Trust having complied with all covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.6 the Underwriters not having previously terminated their obligations pursuant to paragraph 10 of this Agreement.

7.3 It shall be a condition precedent to the Trust's obligations to issue the Debentures that:

7.3.1 the Underwriters shall have delivered or caused to be delivered to the Trust a wire transfer representing the Purchase Price payable by the Underwriters for the Debentures, less an amount equal to the full amount of the Underwriting Fee;

7.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time (which condition may be waived in writing, in whole or in part, by the Trust); and

7.3.3 no order shall have been made by any securities regulatory authority in any Qualifying Province which restricts in any manner the distribution of the Debentures.

7.4 The Trust shall make all necessary arrangements for the exchange of the definitive certificate representing or document constituting the Debentures delivered pursuant to paragraph 7.2.1.6 hereof, on the date of delivery, at the principal office in Toronto of the duly appointed registrar and transfer agent for the Debentures, or its agent, for definitive certificates representing or documents constituting the Debentures in such amounts and registered in such names as shall be designated in writing by any Selling Firm not less than 24 hours prior to the Closing Time. All such exchanges are to be made without cost to the Selling Firms, other than any applicable transfer taxes.

8. Indemnity

8.1 The Trust shall protect and indemnify the Underwriters and the Underwriters' directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the distribution of the Debentures), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment or Supplementary Material (except any document or material delivered or filed solely by the Underwriters) preventing or restricting the trading in or the sale or distribution of the Debentures or any of them or any other securities of the Trust in any of the Qualifying Provinces.

8.2 If any claim contemplated by this paragraph 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Trust as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the Trust therefrom, affect the Trust's liability under this paragraph 8) and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Trust or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Trust; or (iii) the named parties to any such suit include both the Indemnified Party and the Trust and the Indemnified Party

shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust (in each of which cases the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the Trust to constitute the Underwriters as trustees for the Underwriters' directors, officers and employees, of the covenants of the Trust under this paragraph 8 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The Trust hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Trust by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment or Supplementary Material (except facts or information relating solely to Underwriters' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the Trust shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriters on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the Underwriting Fee.

The relative benefits received by the Trust on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the Underwriting Fee) is to the Underwriting Fee. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Whether or not the transactions herein contemplated shall be completed, all expenses of the Trust related to, or incidental to, the authorization, issue, delivery and sale of the Debentures and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Trust; provided, however, that the reasonable fees and disbursements of the Underwriters' counsel shall be paid by the Underwriters and, provided further, that such fees and disbursements and the Underwriters' reasonable "out-of-pocket" expenses shall be reimbursed by the Trust to the Underwriters in the event that the closing of the purchase and sale of the Debentures provided for in this Agreement does not occur as a result of the failure of the Trust to comply with the terms of this Agreement.

10. Termination

10.1 In addition to any other remedies which may be available to the Underwriters, each of the Underwriters shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on the Underwriters' part, such Underwriter's obligations under this Agreement:

10.1.1 if, prior to the Closing Time, any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province of Canada, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the reasonable opinion of the Underwriters operates to prevent or restrict the trading in the Debentures or any other securities of the Trust or the distribution of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.2 if, prior to the Closing Time, there shall occur any change as is contemplated in paragraph 3.5 (other than a change related solely to the Underwriters), which in the reasonable opinion of the Underwriters could be expected to have a material adverse effect on the market price or value of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.3 if, prior to the Closing Time, there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, seriously affects, or may seriously affect, the financial markets or the business of the Trust, by giving the Trust written notice to that effect not later than the Closing Time; or

10.1.4 if, prior to the Closing Time, there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada) or other applicable

legislation, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriters, might reasonably be expected to have a material adverse effect on the tax consequences associated with the purchase, holding or resale of the Debentures or on any distribution that would be made by the Trust to the holders of such Debentures.

If the Underwriters terminate their obligations hereunder pursuant to this paragraph 10, the Trust's liability hereunder to the Underwriters shall be limited to the Trust's obligations under paragraphs 8 and 9 hereof.

11. Reliance on CIBC World Markets

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by CIBC World Markets, with the exception of the matters contemplated by paragraph 8 and paragraph 10, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the Trust for accepting notification of any such steps or other actions from CIBC World Markets. CIBC World Markets hereby agrees to use its reasonable best efforts to consult with RBC DS prior to taking any step or other action pursuant to this paragraph 11

12. Underwriters' Obligation to Purchase Debentures

12.1 The Underwriters' obligation to purchase the Debentures at the Closing Time shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the following percentages of the aggregate amount of Debentures to be purchased at that time:

CIBC World Markets	50%
RBC DS	50%

12.2 If an Underwriter fails to purchase its applicable percentage of the aggregate amount of the Debentures at the Closing Time, the other Underwriter shall have the right, but shall not be obligated, to purchase all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriter which fails to purchase. If such right is not exercised, the Underwriter that is able and willing to purchase shall be relieved of all obligations to the Trust on submission to the Trust of reasonable evidence of its ability and willingness to fulfill its obligations hereunder at the Closing Time, and the Trust shall be relieved of all obligations to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8 and 9. Nothing in this paragraph 12.2 shall oblige the Trust to sell to one or both Underwriters less than all of the aggregate amount of the Debentures or shall relieve any Underwriter in default hereunder from liability to the Trust.

12.3 Nothing in this Agreement shall impose on any Underwriter liability to the Trust in respect of the default by the other Underwriter of its obligations under this Agreement.

13. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Trust prior to the Closing Time shall be construed as conditions, and any breach or failure by the Trust to comply with any of such terms and conditions shall entitle either Underwriter to terminate such Underwriter's obligations to purchase the Debentures by written notice to that effect given to the Trust prior to the Closing Time. It is understood and agreed that either Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriter's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If an Underwriter elects to terminate such Underwriter's obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the liability of the Trust hereunder shall be limited to the indemnity referred to in paragraph 8 hereof and the payment of expenses referred to in paragraph 9 hereof.

14. Survival

All warranties, representations, covenants and agreements of the Trust herein contained or contained in any other Transaction Documents shall survive the purchase by the Underwriters of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Debentures. Such warranties, representations, covenants and agreements of the Trust shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or exercise a right of recession, with respect to a misrepresentation contained in the Supplemented Prospectus, or an Amendment or either of them, pursuant to applicable Securities Laws in any of the Qualifying Provinces.

15. Concurrent Offerings

The Trust shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed, create issue or sell any debt securities of the Trust with a term to maturity greater than one year, or any securities convertible into or exchangeable for such debt securities or enter into an agreement to do any of the foregoing, for the period up to and including 60 days after the Closing Date other than:

(i) the Debentures; and

(ii) mortgages, charges and similar instruments granted on specific properties now owned or hereafter acquired by the Trust or any of its affiliates.

16. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

in the case of the Trust:
The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2
Attention: Edward Sonshine
Facsimile Number: (416) 866-3020

in the case of CIBC World Markets:
BCE Place, P.O. Box 500
161 Bay Street, 7th Floor
Toronto, Ontario
M5J 2S8
Attention: Allan S. Kimberley
Facsimile Number: (416) 956-6320

in the case of RBC DS:
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario
M5J 2W7
Attention: David M. Dulberg
Facsimile Number: (416) 842-8910

The Trust or any Underwriter may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by facsimile if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

17. Time of Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder.

19. Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to the Underwriters on behalf of the undersigned.

Yours very truly,

CIBC WORLD MARKETS INC.

"Allan S. Kimberley"
Allan S. Kimberley
Managing Director

RBC DOMINION SECURITIES INC.

"David M. Dulberg"
David M. Dulberg
Managing Director

Accepted and agreed to as of December 20, 2004

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf"
Robert Wolf
Vice-President and Chief Financial Officer

Document 85

RIOCAN REAL ESTATE INVESTMENT TRUST

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

RioCan Real Estate Investment Trust (the "**Issuer**")
Exchange Tower, Suite 700
130 King Street West
Toronto, Ontario
M5X 1E3

Item 2 - Date of Material Change

December 9, 2004 and December 16, 2004

Item 3 - Press Release

Copies of the press releases issued on December 9, 2004 and December 16, 2004 are attached to this material change report.

Item 4 - Summary of Material Change

Offering of 7,500,000 Units

On December 9, 2004, the Issuer announced that it has entered into an agreement to sell to a syndicate of underwriters 7,500,000 units of the Issuer ("**Units**") at $17.45 per unit to raise gross proceeds of $130.875 million (the "**Offering**"). In addition, the underwriters have been granted an option exercisable up to 48 hours prior to closing of the transaction to acquire an additional 750,000 units of the Issuer at the same price.

Offering of $100 million Series E Debentures

On December 16, 2004, the Issuer announced that it has entered into an agreement to sell to CIBC World Markets Inc. and RBC Dominion Securities Inc. $100,000,000 principal amount of Series E Debentures. In addition, the underwriters have been granted an option to acquire an additional $10,000,000 principal amount of debentures.

Item 5 - Full Description of Material Change

Offering of 7,500,000 Units

The Issuer has entered into an agreement to sell to a syndicate of underwriters 7,500,000 Units for $17.45 per Unit for gross proceeds of $130.875 million. The Issuer has granted the underwriters an option, exercisable up to 48 hours prior to closing of the offering, to purchase a further 750,000 units at the issue price which, if fully exercised, would result in additional gross proceeds of $13.088 million.

The Offering will be underwritten by RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Desjardins Securities Inc. The proceeds from the Offering will be used for ongoing acquisition and development programs and for general trust purposes. The units of the Issuer to be issued pursuant to the Offering will be qualified for distribution by a short form prospectus to be filed with the securities regulatory authorities in all the Provinces of Canada.

Closing of the Offering is expected to take place on or about January 4, 2005.

Offering of $100 million Series E Debentures

The Issuer has entered into an agreement with CIBC World Markets Inc. and RBC Dominion Securities Inc. (the "**Debt Underwriters**") to issue $100,000,000 principal amount of Series E senior unsecured debentures. The Issuer has granted the Debt Underwriters an option, exercisable until closing, to purchase an additional $10,000,000 principal amount of debentures.

This offering of debentures is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities regulators.

The net proceeds from the offering will be used by RioCan to fund its ongoing acquisition and development programs and for general trust purposes.

On December 17, 2004, the Issuer announced that the Debt Underwriters had agreed to exercise their option to purchase an additional $10,000,000 principal amount of debentures, increasing the size of the issue to $110,000,000.

Item 6 - Confidentiality

Not applicable.

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and this report:

Robert Wolf
Vice-President and Chief Financial Officer
416.866.3198

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 17th day of December, 2004.

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf" (signed)

Robert Wolf
Vice President and Chief Financial Officer

FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

RIOCAN REIT ANNOUNCES $130.875 MILLION PUBLIC OFFERING OF TRUST UNITS

Toronto (Ontario), December 9, 2004 - RioCan REIT (TSX:REI.UN) announced today that it has reached an agreement with a syndicate of underwriters led by RBC Capital Markets and CIBC World Markets, to issue to the public, subject to regulatory approval, 7,500,000 trust units (the "Units") for $17.45 per Unit for gross proceeds of approximately $130.875 million. RioCan REIT has granted the underwriters an option, exercisable up to 48 hours prior to closing of the offering, to purchase a further 750,000 units at the issue price which, if fully exercised, would result in additional gross proceeds of $13.088 million. The proceeds will be used for ongoing acquisition and development programs and for general trust purposes.

RioCan REIT will, within the next few days, file with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada, a preliminary short form prospectus relating to the issuance of the Units. Closing of the offering is expected to take place on or about January 4, 2005.

The press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The Units being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the Units may not be offered or sold to U.S. person except pursuant to applicable exemptions from registration.

About RioCan REIT

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests.

INFORMATION:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (December 16, 2004) - RioCan Real Estate Investment Trust ("RioCan") announced today that it has agreed to issue, on a bought deal basis, $100 million principal amount of senior unsecured debentures. These debentures will carry a coupon rate of 3.85% and will mature on January 4, 2008. The offering is being underwritten by CIBC World Markets Inc. and RBC Dominion Securities Inc. Closing of this issue is expected on or about January 4, 2005.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities.

The net proceeds from the offering will be used by RioCan to fund its ongoing acquisition and development programs and for general trust purposes.

The press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the debentures may not be offered or sold to U.S. person except pursuant to applicable exemptions from registration.

About RioCan REIT

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES INCREASE IN PREVIOUSLY

ANNOUNCED $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE TO $110 MILLION

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (December 17, 2004) - RioCan Real Estate Investment Trust ("RioCan") has announced that it has agreed to increase its previously announced issue of $100 million principal amount of senior unsecured debentures to a total issue size of $110 million. This new series of debentures will carry a coupon rate of 3.85% and will mature on January 4, 2008. The offering is being underwritten by CIBC World Markets Inc. and RBC Dominion Securities Inc. and is expected to close on or about January 4, 2005.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities regulatory authorities.

The net proceeds from the offering will be used by RioCan to fund its ongoing acquisition and development programs and for general trust purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 86

FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

RIOCAN REIT ANNOUNCES $130.875 MILLION PUBLIC OFFERING OF TRUST UNITS

Toronto (Ontario), December 9, 2004 - RioCan REIT (TSX:REI.UN) announced today that it has reached an agreement with a syndicate of underwriters led by RBC Capital Markets and CIBC World Markets, to issue to the public, subject to regulatory approval, 7,500,000 trust units (the "Units") for $17.45 per Unit for gross proceeds of approximately $130.875 million. RioCan REIT has granted the underwriters an option, exercisable up to 48 hours prior to closing of the offering, to purchase a further 750,000 units at the issue price which, if fully exercised, would result in additional gross proceeds of $13.088 million. The proceeds will be used for ongoing acquisition and development programs and for general trust purposes.

RioCan REIT will, within the next few days, file with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada, a preliminary short form prospectus relating to the issuance of the Units. Closing of the offering is expected to take place on or about January 4, 2005.

The press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The Units being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the Units may not be offered or sold to U.S. person except pursuant to applicable exemptions from registration.

About RioCan REIT

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests.

INFORMATION:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 87

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR OVER UNITED STATES WIRE SERVICES

TORONTO, ONTARIO (December 16, 2004) - RioCan Real Estate Investment Trust ("RioCan") announced today that it has agreed to issue, on a bought deal basis, $100 million principal amount of senior unsecured debentures. These debentures will carry a coupon rate of 3.85% and will mature on January 4, 2008. The offering is being underwritten by CIBC World Markets Inc. and RBC Dominion Securities Inc. Closing of this issue is expected on or about January 4, 2005.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities.

The net proceeds from the offering will be used by RioCan to fund its ongoing acquisition and development programs and for general trust purposes.

The press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The debentures being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the debentures may not be offered or sold to U.S. person except pursuant to applicable exemptions from registration.

About RioCan REIT

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 88

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES INCREASE IN PREVIOUSLY ANNOUNCED $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE TO $110 MILLION

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (December 17, 2004) - RioCan Real Estate Investment Trust ("RioCan") has announced that it has agreed to increase its previously announced issue of $100 million principal amount of senior unsecured debentures to a total issue size of $110 million. This new series of debentures will carry a coupon rate of 3.85% and will mature on January 4, 2008. The offering is being underwritten by CIBC World Markets Inc. and RBC Dominion Securities Inc. and is expected to close on or about January 4, 2005.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities regulatory authorities.

The net proceeds from the offering will be used by RioCan to fund its ongoing acquisition and development programs and for general trust purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time. RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests.

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FOR FURTHER INFORMATION PLEASE CONTACT:

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 89

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

Receipt for a Preliminary Short Form Prospectus dated **December 13th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **13th** day of **December, 2004**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #**721368**

Document 90

RECEIVED

AUTORITÉ DES MARCHÉS FINANCIERS

DÉCISION N° : 2004-MC-4256

NUMÉRO DE PROJET SÉDAR: 721368

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

Fonds de placement immobilier Riocan

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 13 décembre 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

Le 13 décembre 2004

Date du visa

(s) Marie-Christine Barrette

Marie-Christine Barrette
Chef du Service du financement des sociétés

/ale

Agence nationale d'encadrement du secteurfinancier
800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

Document 91

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario
P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8
CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

RIOCAN REAL ESTATE INVESTMENT TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador have been issued for a Preliminary Short Form Prospectus of the above Issuer dated December 13th, 2004.

DATED at Toronto this 13th day of December, 2004.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 721368

Document 92

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Chief Financial Officer of RioCan Real Estate Investment Trust at The Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033 or 1-800-465-2733). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President and Chief Financial Officer of the issuer of the above-mentioned address and telephone number.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue December 13, 2004

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust governed by the laws of Ontario)

$130,875,000

7,500,000 Units

This prospectus qualifies the distribution of 7,500,000 units ("**Units**") of RioCan Real Estate Investment Trust (the "**Trust**").

Price $17.45 per Unit

	Price to the Public(1)	Underwriters' Fee(2)	Net Proceeds to the Trust(3)
Per Unit	$17.45	$0.698	$16.752
Total Offering	$130,875,000	$5,235,000	$125,640,000

(1) The price of the Units was determined by negotiation between the Trust and the Underwriters (as defined below), with reference to the market price of the Units.

(2) The Underwriters' fee is equal to 4% of the offering price of the Units.

(3) Before deducting expenses of this offering estimated to be $200,000.

(4) The Trust has granted the Underwriters an option (the "Over-Allotment Option"), exercisable until closing, to purchase up to an aggregate of 750,000 additional Units at the initial offering price to cover over-allotments, if any, and for market stabilization. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust will be $143,962,500, $5,758,500 and $138,204,000, respectively. This prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option. Please see "Plan of Distribution".

RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation and Desjardins Securities Inc. (together, the "**Underwriters**"), as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions of the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Goodmans LLP, and on behalf of the Underwriters by Torys LLP.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about January 4, 2005 or such other date as may be agreed upon, but in any event not later than January 11, 2005 (the "**Closing Date**") and it is expected that definitive certificates evidencing the Units will be available for delivery on or about the Closing Date.

The outstanding Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol REI.UN. The closing price for the Units on the TSX on December 9, 2004, the day of the announcement of this offering, was $17.74. In connection with this offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those that otherwise might prevail on the open market. Please see "Plan of Distribution".

Certain of the Underwriters are subsidiaries of Canadian chartered banks (the "Banks"). The Banks are lenders to the Trust. Consequently, the Trust may be considered to be a connected issuer of such Underwriter under applicable Canadian securities legislation. See "Plan of Distribution".

The Trust is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

The Trust is a closed-end investment trust, offering its Units for sale to the public. An investment in Units is subject to certain risk factors. Please see "Risk Factors". **Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.** A return on your investment in Units of the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on certain performance assumptions. Although the Trust intends to make distributions of its available cash to you, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the financial performance of the properties in its portfolio, its debt covenants and obligations, its working capital requirements and its future capital requirements. In addition, the market value of the Units may decline if the Trust is unable to meet its cash distribution targets in the future. The after-tax return from an investment in Units to unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting your after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a unitholder. Returns of capital are generally tax-deferred (and reduce the unitholder's cost base in the Unit for tax purposes).

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Trust, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus:

(a) the Trust's renewal annual information form dated April 28, 2004 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2003 and December 31, 2002, including the management discussion and analysis relating thereto, together with the auditor's report thereon;

(c) the unaudited comparative financial statements and the notes thereto for the nine month periods ended September 30, 2004 and 2003, including the management discussion and analysis relating thereto;

(d) the Trust's management information circular dated April 14, 2004 regarding the Trust's annual and special meeting of unitholders of the Trust held on June 2, 2004, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph" (the "**Circular**");

(e) the Trust's material change report dated September 20, 2004 in connection with the completion by the Trust of an offering of senior unsecured debentures for gross proceeds of $110 million; and

(f) the Trust's material change report dated October 7, 2004 in connection with the formation by the Trust of a strategic alliance with the Canada Pension Plan Investment Board to acquire premier regional power centres in Canada.

Any documents of the types referred to in (b) through (f) (excluding confidential material change reports) filed by the Trust with the securities commissions and other similar regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or replaces that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

NON GAAP FINANCIAL MEASURES

Distributable Income ("**RDI**") and Funds from Operations ("**FFO**") are not measures recognized under Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Both RDI and FFO are widely accepted supplemental measures of a Canadian real estate investment trust's performance and the Trust believes that RDI, in particular, is a relevant measure of its ability to earn and distribute cash returns to Unitholders. The GAAP measurement most directly comparable to RDI and FFO is net earnings (to which reconciliation is provided in the Trust's management's discussion and analysis). RDI and FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. The Trust's method of calculating RDI and FFO may differ from certain other issuers' methods and accordingly may not be comparable to measures used by other issuers.

ELIGIBILITY FOR INVESTMENT

At the Closing Date, the purchase of the Units offered by this prospectus will not be prohibited, subject to compliance with the general investment provisions and, in certain cases, subject to compliance with the prudent investment requirements and additional requirements relating to investment or lending policies or goals and the applicable regulations, under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Act (Ontario)

In the opinion of Goodmans LLP, counsel to the Trust, and Torys LLP, counsel to the Underwriters, provided that the Trust qualifies as a mutual fund trust for the purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), the Units, if issued on the date of this prospectus, (i) would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education saving plans (collectively "**Plans**") on that date, and (ii) based, in part, on a certificate of the Trust as to certain factual matters would not on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004. The Trust has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, the Trust will not constitute a "business income trust" and Units will not constitute "restricted investment property" for the purposes of the Budget Proposals. See "Certain Canadian Federal Income Tax Considerations — Budget Proposals".

CURRENCY

All dollar amounts in this prospectus are in Canadian dollars unless otherwise indicated.

THE TRUST

The Trust is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to a declaration of trust which was most recently amended and restated as of June 2, 2004 (the "**Declaration of Trust**").

The Trust is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 183 retail properties across Canada containing an aggregate of approximately 44 million square feet, including partners' and shadow anchors' interests. The purpose of the Trust is to deliver to unitholders of the Trust (the "**Unitholders**") stable and reliable cash distributions, which continually increase over time.

In addition to direct investments in real property, the Trust may make investments in real property through a joint venture, co-ownership arrangement, corporation, or other business associations or activities. The Trust may also invest in other real estate or mortgage investment issuers and in other companies or entities the assets of which consist primarily of real property or direct or indirect investments in real property. The Trust may also invest in mortgages on real property where it takes back a mortgage to effect a sale of real property or may invest in participating mortgages with or without an option to convert to an ownership interest, thereby realizing effective participation in the cash flow and capital appreciation of a property without the full risk of ownership. Within such investments, the mortgagor may provide additional collateral security and/or guarantees.

The operations of the Trust, including the management of its investments, are subject to the control and direction of the trustees of the Trust (the "**Trustees**"). The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations. An investment committee consisting of at least three Trustees participates in the investment process.

The principal office of the Trust is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario M5X 1E2. The Units trade on the TSX under the symbol "REI.UN".

The Trust is not a mutual fund and is not subject to the requirements of Canadian mutual fund policies and regulations under Canadian securities legislation.

RECENT DEVELOPMENTS

The following is a summary of the developments in the affairs of the Trust occurring following the filing of the AIF and that have not been described elsewhere in this prospectus or in the documents incorporated by reference herein:

1. At the annual and special meeting of Unitholders that was held on June 2, 2004 (the "**Meeting**"), Unitholders approved various amendments to the "Fundamental Restrictions" and "Computation of Income" sections contained in RioCan's Declaration of Trust. A description of these amendments can be found at pages 7 through 10 of the Circular, which is incorporated herein by reference.

2. At the Meeting, the board of trustees was increased to ten members. Unitholders elected two new members to the Trust's board of trustees, Dale H. Lastman and Ronald W. Osborne.

3. On September 20, 2004, the Trust completed its offering of $110 million principal amount of 5.29% Series D senior unsecured debentures with a maturity date of September 21, 2009.

4. On October 6, 2004, the Trust announced the formation of a strategic alliance with the Canada Pension Plan Investment Board ("**CPP Investment Board**") to acquire premier regional power centres in Canada. The objective of the joint venture is to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired through this joint venture will remain core, long-term holdings for both the Trust and CPP Investment Board. In addition, the Trust will provide property management, asset management, leasing, development and construction management services for the centres acquired with the CPP Investment Board.

5. On October 27, 2004, the Trust issued 2,500,000 Units to an affiliate of Kimco Realty Corporation ("**Kimco**") upon the exercise by Kimco of purchase warrants issued to them in September 2001.

6. On December 3, 2004 the Trust entered into a conditional contract for the acquisition of a 100% interest in three shopping centre properties and a 50% interest in another, all of which are located in the Province of Quebec. The purchase price of these acquisitions will be determined at the closing of each acquisition based on the income in place at the time.

   The following information reflects the shopping centre properties to be acquired. The vendors retain responsibility for development and leasing of each property until closing. All square footage amounts indicated below are approximations.

   Mega-Centre Notre Dame in Laval, Quebec

   The Mega-Centre Notre Dame is situated on 88.5 acres along Highway 13 in Laval, Quebec and is comprised of 326,000 square feet of existing retail and 183,000 square feet of space to be built out and 186,000 square feet of shadow anchors including Metro Richelieu and Zellers for a total of 695,000 square feet.

   Mega-Centre Lebourgneuf in Quebec City, Quebec

   The Mega-Centre Lebourgneuf is situated on 89 acres at Highways 40 and 73 in Quebec City, Quebec and is comprised of 335,000 square feet of existing retail and 124,000 square feet of space to be built out and 410,000 square feet of shadow anchors including Costco, Home Depot and Canadian Tire for a total of 870,000 square feet.

   Mega-Centre Beauport in Quebec City, Quebec

   The Mega-Centre Beauport is situated on 48 acres along Highway 40 in Quebec City, Quebec and is comprised of 172,000 square feet of existing retail and a 161,000 square foot Reno Depot as a shadow anchor for a total of 335,000 square feet.

   Quartier 10/30 in Brossard, Quebec

   Quartier 10/30 is situated on 136 acres at Highways 10 and 30 in Brossard, Quebec and is in the initial stages of development. Pursuant to the acquisition agreement, the Trust will acquire a 50% interest in this property. Construction is anticipated to commence in the spring of 2005 with an expected completion in the spring of 2006. On completion, the property will consist of 885,000 square feet plus 491,000 square feet of shadow anchors for a total of 1.375 million square feet. A significant amount of pre-leasing and sales to major anchors and retailers are already contracted.

USE OF PROCEEDS

The estimated net proceeds to the Trust from the offering of the Units, after deducting the Underwriters' fees and the estimated expenses of issue but before giving effect to any exercise of the Over-Allotment Option, will be approximately $125,440,000. The Trust will use such net proceeds for its ongoing acquisition and development programs and for general trust purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of Units outstanding and indebtedness of the Trust since December 31, 2003, the date of the Trust's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than the issuance of 2,500,000 Units to an affiliate of Kimco upon its exercise of previously granted purchase warrants, 1,706,872 Units issued pursuant to the Trust's distribution reinvestment plan, 1,295,000 Units issued pursuant to the Trust's unit option plan and a net increase in indebtedness of approximately $110 million, which has been incurred in the ordinary course of business.

DESCRIPTION OF UNITS

The beneficial interest in the assets of the Trust is divided into an unlimited number of Units. Units represent a Unitholder's proportionate undivided interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in distributions by the Trust and, on termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form, are fully paid and non-assessable when issued and are transferable. Other than in respect of the issuance of Units on the reinvestment of distributions to persons participating in the Trust's distribution reinvestment plan, no fractional Units are, or will be, issued.

As at December 10, 2004 there were 183,604,487 Units issued and outstanding. The Trust is not aware of any person who beneficially owns or exercises control or direction over more than 10% of the issued and outstanding Units.

At no time may non-residents of Canada as determined for the purposes of the Tax Act be the beneficial owners of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act relating to the circumstances under which the ownership of units of a trust by non-resident persons and partnerships other than Canadian partnerships would cause the trust to lose its status as a mutual fund trust. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust. A partnership will only qualify as a Canadian partnership at a particular time if all of its members at that time are resident in Canada. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, the Trust were to lose its mutual fund trust status as a result of the application of the draft amendments, the Trust would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these draft amendments, and it is counsel's understanding that further discussions will take place with the private sector before a decision is made concerning whether the draft amendments will be enacted. Depending on the final form of the draft amendments, if enacted, it may be necessary to amend the Declaration of Trust to take into account these new restrictions. This amendment may be made without Unitholder approval.

PLAN OF DISTRIBUTION

Under an agreement dated December 13, 2004 (the "**Underwriting Agreement**") between the Underwriters and the Trust, the Trust has agreed to issue and sell, and the Underwriters have agreed to purchase, on January 4, 2005 or on such other date as may be agreed, but in any event not later than January 11, 2005, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 7,500,000 Units at a price of $17.45 per Unit for an aggregate price of $130,875,000. The Underwriting Agreement provides that the Trust will pay to the Underwriters an aggregate fee of up to $5,235,000 in consideration of their services in connection with this offering, reflecting a commission of 4%. The Underwriters' fee will be paid from the proceeds of this offering.

The Trust has granted the Underwriters the Over-Allotment Option, exercisable until closing, to purchase up to an aggregate of 750,000 additional Units at the initial offering price to cover over-allotments, if any, and for market stabilization. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust will be $143,962,500, $5,758,500 and $138,204,000, respectively. This prospectus qualifies the distribution of the Units issuable upon exercise of the Over-Allotment Option.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint or joint and several, and may be terminated by them upon the occurrence of certain stated events. If an Underwriter fails to purchase the Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Units. The Trust is not obligated to sell less than all of the Units.

Pursuant to policy statements of the Ontario Securities Commission and L'Agence nationale d'encadrement du secteur financier, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase any Units. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Units at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that the Trust will not issue or agree to issue (except in certain limited circumstances) any equity securities or other securities convertible into equity securities, without the prior written consent of RBC Dominion Securities Inc., on behalf of the Underwriters, for a period of 90 days following the Closing Date, such consent not to be unreasonably withheld.

The Units have not been and will not be registered under the United States *Securities Act* of 1933, as amended (the "**U.S. Securities Act**") or the securities laws of any state, and subject to certain exceptions, may not be offered or sold in the United States. The Underwriters have agreed that they will not offer or sell any Units within the United States, except in accordance with the Underwriting Agreement, which permits the Underwriters to offer and sell Units in certain transactions exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A thereunder, in compliance with applicable state securities laws.

In addition, until 40 days after commencement of the distribution of the Units under this prospectus, an offer or sale of Units within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

Certain of the Underwriters including RBC Dominion Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc. and Desjardins Securities Inc., are wholly-owned subsidiaries of Canadian chartered banks (the "Banks"), which are lenders to the Trust. As of December 10, 2004, the Trust was indebted to the Banks in an aggregate amount of approximately $179,896,123, which debt is secured by specific properties. Consequently, the Trust may be considered a connected issuer of such Underwriters for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus, the Trust is in compliance with the terms of its indebtedness. Since the date the indebtedness to

the Banks was incurred, the financial position of the Trust and the value of the collateral granted as security for the indebtedness have not materially changed. The Underwriters have advised that the decision to underwrite the offering was made independently of the Banks and the Banks had no influence as to the determination of the terms of the distribution. The Underwriters will not receive any benefit in connection with this offering other than the Underwriter's fee payable by the Trust.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to the Trust, and Torys LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a Unitholder who acquires Units pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Units as capital property and deals with the Trust at arm's length. Generally, the Units will be considered capital property to a Unitholder provided that the Unitholder does not hold the Units in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Unitholders whose Units might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Unitholder that is a partnership a member of which is not resident in Canada for the purposes of the Tax Act, a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" or a Unitholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a Unitholder who has borrowed money to acquire Units.

This summary is based upon the facts set out in this Preliminary Short Form Prospectus, the current provisions of the Tax Act and the regulations under the Tax Act ("Regulations") in force at the date of this prospectus, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). There can be no assurance that the proposed amendments will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action, or changes in the administration policies or assessment practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this prospectus.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder, and no representations with respect to the income tax consequences to any particular Unitholder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Units, including the application and effect of the income and other tax laws of any country, province or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Units. All payments to non-residents of Canada of distributions on the Units will be net of any applicable withholding taxes.

Status of the Fund

This summary is based on the assumption that the Trust will qualify as a "mutual fund trust" as defined in the Tax Act on completion of the offering and will thereafter continuously qualify as a mutual fund trust at all relevant times. The Trust has advised counsel that the Trust is and expects to continue to so qualify. If the Trust were not to qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.

In order for the Trust to qualify as a mutual fund trust, it must satisfy various requirements, including a requirement that the Trust must not have been established or maintained primarily for the benefit of non-residents. If draft amendments to the Tax Act released by the Minister of Finance (Canada) on

September 16, 2004 are enacted as proposed, the Trust may cease to qualify as a mutual fund trust for purposes of the Tax Act if at any time after 2004 the fair market value of all Units held by non-residents of Canada or partnerships which are not "Canadian partnerships" for purposes the Tax Act is more than 50% of the fair market value of all issued and outstanding Units. A partnership will only qualify as a "Canadian partnership" at a particular time if all of its members at that time are resident in Canada. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status such that if, at any time, the Trust were to lose its mutual fund trust status as a result of the application of the draft amendments, the Trust would permanently cease to be a mutual fund trust. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion which did not include these draft amendments, and it is counsel's understanding that further discussions will take place with the private sector before a decision is made concerning whether the draft amendments will be enacted.

Taxation of the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under the Tax Act on its income for tax purposes for the year, including any recapture of capital cost allowance and any net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to such Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount.

The Declaration of Trust provides, in general, that all of the income of the Trust for tax purposes will be paid or payable to Unitholders in the year. The Trust will deduct, for tax purposes, such portion of the amount paid or payable, or deemed to be paid or payable, to Unitholders in the year, so that the Trust will generally not be liable for income tax in any year.

Losses incurred by the Trust cannot be allocated to Unitholders but may be deducted by the Trust in accordance with the Tax Act.

Taxation of Unitholders

A Unitholder is required to include in computing his or her income for tax purposes in each year the amount of income and taxable capital gains, if any, paid or payable, or deemed to be paid or payable, to him or her in the year by the Trust to the extent that the Trust deducts such amount in computing its income for tax purposes, whether such amount is payable in cash or re-invested in additional Units.

The Declaration of Trust requires the Trust to claim the maximum amount of capital cost allowance allowable to it in computing its income for tax purposes and any such amount claimed will reduce the portion of any amount distributed by the Trust to Unitholders which would otherwise be required to be included in the income of a Unitholder.

The Trust will designate, to the extent permitted by the Tax Act, the portion of the income for tax purposes distributed to Unitholders as may reasonably be considered to consist of net realized taxable capital gains of the Trust. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain.

The amount of the non-taxable portion of any net realized capital gains of the Trust that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. The Unitholder will not be required to reduce the adjusted cost base of the Unitholder's Units by such an amount. Any other amount in excess of the income for tax purposes of the Trust that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, the Unitholder will be required to reduce the adjusted cost base of the Unitholder's Units by that amount. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The taxation of capital gains is described below. (See "Capital Gains and Capital Losses")

Disposition of Units

In general, a disposition or deemed disposition of a Unit will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Unit to the Unitholder.

The adjusted cost base of a Unit to a Unitholder will include all amounts paid or payable by the Unitholder for the Unit, with certain adjustments. For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition.

Capital Gains and Capital Losses

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year generally must be included in the Unitholder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year may generally be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances provided in the Tax Act.

A Unitholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Alternative Minimum Tax

In general terms, income for tax purposes of the Trust paid or payable to a Unitholder who is an individual or a trust that is designated as net realized capital gains and capital gains realized on the disposition of Units may increase the Unitholder's liability for alternative minimum tax.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "**Budget Proposals**") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. This position was reiterated by the Minister of Finance (Canada) in the press release that accompanied the release of the draft amendments for the Budget Proposals dated September 16, 2004.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. The Trust has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the

date hereof, the Trust would not constitute a "business income trust" and Units would not constitute "restricted investment property". However, no assurances can be given that the Trust will not become a "business income trust" or that Units will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Units being distributed under this offering. The risk factors listed at pages 70 to 72 of the Trust's AIF are incorporated by reference herein. Investors should carefully consider those risks before investing in the Units.

LEGAL MATTERS

Legal matters in connection with the issuance and sale of the Units pursuant to this short form prospectus have been passed upon on behalf of the Trust by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Units. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Trust's auditors are Soberman LLP, Chartered Accountants, 2 St. Clair Avenue East, Toronto, Ontario M4T 2T5.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices located in Toronto, Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated December 13, 2004 relating to the issue and sale of units of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2003 and 2002, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 22, 2004.

Toronto, Ontario
December 13, 2004

(Signed) SOBERMAN LLP
Chartered Accountants

CERTIFICATE OF RIOCAN REAL ESTATE INVESTMENT TRUST

Dated: December 13, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland & Labrador. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

(Signed) ROBERT WOLF
Vice-President and Chief Financial Officer

On behalf of the Board of Trustees

(Signed) DALE LASTMAN
Trustee

(Signed) PAUL GODFREY
Trustee

UNDERWRITERS' CERTIFICATE

Dated: December 13, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland & Labrador. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

(Signed) IAN MACLURE

CIBC WORLD MARKETS INC.

(Signed) ALLAN S. KIMBERLEY

BMO NESBITT BURNS INC.

(Signed) HAROLD M. WOLKIN

SCOTIA CAPITAL INC.

(Signed) STEPHEN SENDER

TD SECURITIES INC.

(Signed) ANDREW G. PHILLIPS

NATIONAL BANK FINANCIAL INC.

(Signed) CRAIG J. SHANNON

CANACCORD CAPITAL CORPORATION

(Signed) RONALD A. RIMER

DESJARDINS SECURITIES INC.

(Signed) JEFFREY OLIN

Document 93

PRESS RELEASE

CANADA PENSION PLAN INVESTMENT BOARD AND RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCE A STRATEGIC ALLIANCE TO INVEST IN CANADIAN REGIONAL POWER CENTRES

TORONTO, ONTARIO (October 6, 2004) - RioCan Real Estate Investment Trust ("RioCan") today announced that RioCan and the Canada Pension Plan Investment Board have formed a strategic alliance to acquire premier regional power centres in Canada.

The objective of the joint venture will be to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired in this joint venture will remain core, long-term holdings for both RioCan and CPP Investment Board. In addition, RioCan will provide property management, asset management, leasing, development, and construction management services for the centres acquired with CPP Investment Board.

RioCan is the dominant owner of community and new format retail shopping centres in Canada, with a portfolio exceeding 43 million square feet (including partners' and shadow anchors' interests). It has a total staff of approximately 600, handling all facets of asset management, property management, accounting and reporting. A significant portion of RioCan's portfolio is comprised of new format retail, all constructed within the last 6 years.

Mr. Sonshine, Q.C., President & CEO of RioCan, said, "Working together with CPP Investment Board, RioCan can more profitably take advantage of investments in large, regional power centres. This type of property has come to be recognized within the retail real estate industry as having strong growth potential for the future. RioCan recognized this potential early in the development of this format and is pleased to have the opportunity of acquiring additional regional power centres together with CPP Investment Board."

About CPP Investment Board

The CPP Investment Board invests in capital markets the funds not needed by the Canada Pension Plan to pay current pensions. Cash flows are currently invested in equities and real estate to balance the cash and bonds owned by the Canada Pension Plan. By increasing the long-term value of funds, the CPP Investment Board will help the Canada Pension Plan to keep its pension promise to Canadians. Based in Toronto, the CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm's length from governments. For more information, visit www.cppib.ca.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.

RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 180 retail properties across Canada comprising an aggregate of approximately 43 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
www.riocan.com

Document 94

I, Edward Sonshine, President & Chief Executive Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 9th day of November 2004.

"Edward Sonshine"

Edward Sonshine, Q.C.
President & Chief Executive Officer

Document 95

I, Robert Wolf, Vice President & Chief Financial Officer of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated this 9th day of November 2004.

"Robert Wolf"

Robert Wolf
Vice President & Chief Financial Officer

Document 96

Dear Fellow Unitholder:

In my previous report to you, I noted that, for RioCan, the economic climate was fairly benign. This continues to be the case notwithstanding the gyrations of the oil market and the great geopolitical events playing out around the world.

If anything, matters have further stabilized with regards to our business. Longer term interest rates, which are of much greater consequence to RioCan than short term rates, are currently lower than at the end of the previous quarter and economists are preaching a new consensus that movement in interest rates over the next twelve months will be minimal.

When the foregoing is added to an unemployment rate that is on the historic low end in Canada, it is not surprising that our occupancy rate has actually increased to 96.5% as at September 30, 2004. This continues a positive trend.

It is also not surprising, having in mind the foregoing comments, that the quarter just ended was quite satisfactory notwithstanding that we continued to maintain fairly large amounts of cash with the resulting dilutive impact.

Rental revenue for the three months ended September 30, 2004 increased by 11% to $136,112,000 from the same quarter in the prior year. Distributable income from operations, referred to as RDI per unit, and the number which we use to calculate our distributions to our unitholders increased by 4% from the quarter a year earlier to $0.345. As mentioned in last quarter's report, part of this increase is due to the accounting changes, which have been mandated, commencing this year. Our cash flow per unit, often referred to as funds from operations per unit, increased by 8% from this quarter in the year prior to $0.358.

The increase in property values that I mentioned in my recent reports has actually continued but we have been able to opportunistically acquire the occasional property here and there. Our net acquisitions for 2004 will be quite low, however, in historic terms. Fortunately for RioCan, in addition to already having a significant portfolio which is a beneficiary of this growth in values, we also have other opportunities to grow our income other than simply by way of acquisitions.

Our development program is proceeding extremely satisfactorily. Our joint ventures have about five million square feet in the pipeline over the next several years and our own in-house development program is on track to produce at least one million square feet of new retail space over the next year or two. We hope and expect therefore to create in the neighbourhood of 2,000,000 square feet of prime new retail each year in the future.

At the same time, our fee income streams have continued to grow with the RioCan Retail Value Limited Partnership having committed about 65% of its capital with the expectation that it will be fully committed by early next year.

It is these latter activities, that are unique to your REIT, that enable us to continue to increase distributions notwithstanding a relative lack of good acquisition opportunities.

As always, we thank you, our unitholders, for your continued confidence in us.

Edward Sonshine, Q.C.
President and Chief Executive Officer
RioCan Real Estate Investment Trust
November 3, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands)	At September 30, 2004 (unaudited)	At December 31, 2003 (audited)
Assets		
Real estate investments		
Income properties *(Note 2)*	**$ 3,506,997**	$ 3,405,577
Properties under development	**109,531**	101,615
Mortgages and loans receivable	**54,294**	81,293
	3,670,822	3,588,485
Rents receivable	**10,463**	13,122
Prepaid expenses and other assets *(Note 4)*	**72,165**	32,317
Cash and short-term investments	**143,357**	156,667
	$ 3,896,807	$ 3,790,591
Liabilities		
Mortgages payable *(Note 5)*	**$ 1,730,765**	$ 1,720,431
Debentures payable *(Note 6)*	**448,693**	338,693
Accounts payable and accrued liabilities *(Note 7)*	**141,401**	150,727
	2,320,859	2,209,851
Unitholders' Equity		
Unitholders' equity *(Note 8)*	**1,575,948**	1,580,740
	$ 3,896,807	$ 3,790,591

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited – in thousands)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Trust units				
Balance, beginning of period *(Note 8)*	**$ 1,661,486**	$ 1,541,596	**$ 1,635,348**	$ 1,392,485
Unit issue proceeds, net	**6,831**	16,969	**32,969**	166,080
Balance, end of period	**$ 1,668,317**	$ 1,558,565	**$ 1,668,317**	$ 1,558,565
Value associated with unit option grants *(Note 1 (f))*				
Balance, beginning of period	**$ 1,288**	$ –	**$ –**	$ –
Value associated with unit options granted subsequent to 2001 and vested at December 31, 2003	**–**	–	**1,013**	–
Value associated with compensation expense for unit options granted	**202**	–	**477**	–
Balance, end of period	**$ 1,490**	$ –	**$ 1,490**	$ –
Cumulative earnings				
Balance, beginning of period	**$ 928,785**	$ 754,562	**$ 847,828**	$ 665,412
Compensation expense associated with unit options granted subsequent to 2001 and vested at December 31, 2003	**–**	–	**(1,013)**	–
Net earnings	**40,373**	44,702	**122,343**	133,852
Balance, end of period	**$ 969,158**	$ 799,264	**$ 969,158**	$ 799,264
Cumulative distributions to unitholders				
Balance, beginning of period	**$ (1,008,859)**	$ (802,292)	**$ (902,436)**	$ (709,425)
Distributions to unitholders	**(54,158)**	(49,008)	**(160,581)**	(141,875)
Balance, end of period	**$ (1,063,017)**	$ (851,300)	**$ (1,063,017)**	$ (851,300)
Total unitholders' equity	**$ 1,575,948**	$ 1,506,529	**$ 1,575,948**	$ 1,506,529
Units issued and outstanding	**180,678**	172,482	**180,678**	172,482

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited – in thousands, except per unit amounts)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Revenue				
Rentals	**$ 136,112**	$ 122,543	**$ 407,739**	$ 367,461
Fee income	**3,211**	3,451	**10,680**	9,848
Interest income	**1,971**	2,683	**7,122**	7,393
Gain on properties held for resale	**3,757**	–	**7,744**	–
Total revenue	**145,051**	128,677	**433,285**	384,702
Expenses				
Operating costs	**42,578**	37,650	**131,854**	119,729
Interest *(Note 12)*	**34,378**	31,884	**102,257**	94,075
General and administrative *(Note 12)*	**3,944**	2,930	**11,359**	8,318
Non-controlling interest	**–**	513	**–**	1,843
Amortization *(Note 3)*	**23,305**	9,100	**66,866**	26,536
Total expenses	**104,205**	82,077	**312,336**	250,501
	40,846	46,600	**120,949**	134,201
Provision for diminution in valuation of income properties	**(346)**	–	**(2,346)**	–
Gain (loss) on income properties held for sale	**–**	(703)	**–**	584
Net earnings from continuing operations	**40,500**	45,897	**118,603**	134,785
Discontinued operations *(Note 2)*	**(127)**	(1,195)	**3,740**	(933)
Net earnings	**$ 40,373**	$ 44,702	**$ 122,343**	$ 133,852
Net earnings per unit – basic				
Continuing operations	**$ 0.22**	$ 0.27	**$ 0.66**	$ 0.82
Discontinued operations	**–**	(0.01)	**0.02**	(0.01)
Net earnings	**$ 0.22**	$ 0.26	**$ 0.68**	$ 0.81
Net earnings per unit – diluted				
Continuing operations	**$ 0.21**	$ 0.27	**$ 0.65**	$ 0.82
Discontinued operations	**–**	(0.01)	**0.02**	(0.01)
Net earnings	**$ 0.21**	$ 0.26	**$ 0.67**	$ 0.81
Weighted average number of units outstanding	**180,483**	171,703	**179,834**	166,340

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited – in thousands)	Three months ended September 30, 2004	2003	Nine months ended September 30, 2004	2003
Cash flow provided by (used in):				
Operating activities				
Net earnings	**$ 40,373**	$ 44,702	**$ 122,343**	$ 133,852
Items not affecting cash				
Amortization	**23,730**	9,424	**68,066**	27,709
Discontinued operations	**144**	2,015	**(2,901)**	2,814
Provision for diminution in valuation of income properties	**346**	–	**2,346**	–
Loss (gain) on income properties held for sale	**–**	703	**–**	(584)
Properties held for resale, net	**(2,539)**	–	**9,595**	–
Expenditures on deferred tangible leasing costs	**(3,455)**	(4,096)	**(9,970)**	(10,083)
Change in other non-cash operating items	**(6,412)**	(7,638)	**(15,350)**	(19,178)
Cash flow provided by operating activities	**52,187**	45,110	**174,129**	134,530
Investing activities				
Acquisition of income properties	**(14,316)**	(50,872)	**(149,645)**	(139,332)
Capital expenditures on income properties and properties under development	**(22,327)**	(27,715)	**(64,570)**	(54,845)
Mortgages and loans receivable				
Advances	**(5,718)**	(13,910)	**(19,031)**	(21,318)
Repayments	**12,631**	2,301	**41,639**	20,187
Short-term investments	**(7,630)**	–	**10,689**	–
Proceeds on disposition				
Income properties held for sale	**(1,918)**	40,176	**11,857**	64,666
Discontinued operations	**–**	3,254	**32,806**	3,254
Cash flow used in investing activities	**(39,278)**	(46,766)	**(136,255)**	(127,388)
Financing activities				
Mortgages payable				
Borrowings	**27,010**	51,646	**94,722**	203,468
Repayments	**(25,734)**	(10,397)	**(103,685)**	(142,483)
Debenture issue proceeds	**108,716**	–	**108,716**	–
Non-controlling interest	**–**	(52,800)	**–**	(52,800)
Issue of units	**51**	9,718	**12,262**	150,539
Units issued under distribution reinvestment plan	**6,779**	7,252	**20,707**	15,541
Distributions paid	**(54,111)**	(48,863)	**(159,872)**	(140,157)
Cash flow provided by (used in) financing activities	**62,711**	(43,444)	**(27,150)**	34,108
Increase (decrease) in cash and equivalents	**75,620**	(45,100)	**10,724**	41,250
Cash and equivalents, beginning of period	**67,737**	92,116	**132,633**	5,766
Cash and equivalents, end of period	**$ 143,357**	$ 47,016	**$ 143,357**	$ 47,016
Other cash flow information				
Acquisition of income properties through assumption of long-term liabilities	**$ 9,684**	$ 5,499	**$ 52,836**	$ 102,659
Other	**$ 2,700**	$ (18,468)	**$ (30,838)**	$ (22,068)
Interest paid	**$ 39,199**	$ 38,516	**$ 111,682**	$ 105,188
Cash equivalents, end of period	**$ 117,903**	$ 23,863	**$ 117,903**	$ 23,863

The accompanying notes are an integral part of the financial statements

(unaudited – tabular amounts in thousands, except per unit amounts)
September 30, 2004

1. Significant Accounting Policies

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current period's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Real estate investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

(c) Real estate investments

(i) Income properties

Income properties are carried at cost less accumulated amortization (Note 1(c) (iii)). For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between contractual rents and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. For income property acquisitions initiated before September 12, 2003 the cost of income properties is allocated to land and buildings.

The cost of land and buildings also includes the value of the differential between stated and market interest rates on any long term liabilities assumed at acquisition.

The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of building amortization and requires that initial leasing costs for a property under development are no longer included as a base building component. These methods were used by the Trust prior to January 1, 2004 in amortizing the cost of its buildings. These recommendations are prospective in application, and commencing January 1, 2004 the Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives between 29 and 40 years, and initial leasing costs for properties under developlment are included with deferred tangible leasing costs. The impact of the adoption of this standard increased building amortization, over what it otherwise would have been on the sinking fund basis, during the three month period ended September 30, 2004 by approximately $11,211,000 ($0.06 per unit) and for the nine month period ended September 30, 2004 by $33,405,000 ($0.19 per unit) with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. The impact of the adoption of this standard during the three and nine month periods ended September 30, 2004 did not have a material impact on amortization of deferred tangible leasing costs.

Deferred tangible leasing costs are comprised of: (i) deferred tangible leasing costs identified as a component of income property acquistions; (ii) deferred tangible leasing costs identified as a component of completed properties under development; and (iii) tenant installation costs for income properties including a portion of estimated internal leasing costs. Deferred tangible leasing costs are deferred and amortized on a straight-line basis over the term of the respective lease.

Maintenance and repairs costs are expensed against operations as incurred, while significant improvements, replacements and major renovations are capitalized to income properties.

(ii) Properties under development

Properties under development are stated at cost. Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses (Note 1(c) (iii)).

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Impairment of long-lived assets

The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Commencing January 1, 2004 the impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 the Trust measured the impairment of an asset as the amount by which the asset's carrying value exceeded the estimated undiscounted future cash flow from the use and disposal of the asset. The Trust has determined that the effect of this new impairment standard did not have a material impact on the Trust's financial position or results of operations.

(iv) Properties held for resale

Properties held for resale are properties acquired for resale for which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. Properties held for resale are stated at the lesser of cost and net realizable value. No amortization is recorded on these assets.

(d) Debt financing costs

Costs of debt financing and the value of the differential between stated and market interest rates related to long term liabilities assumed at acquisition are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

(e) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair values. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The CICA adopted recommendations that require the Trust to change the method of rental revenue recognition such that it can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004 the Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the agreements is included in rents receivable. The impact of the straight-line adjustment increased rents receivable, rental revenue, net earnings and unitholders' equity by approximately $2,194,000 ($0.01 per unit) for the three month period ended September 30, 2004 and $5,768,000 ($0.03 per unit) for the nine month period ended September 30, 2004.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(f) Incentive unit option plan

The Trust has a unit based compensation plan which is described in Note 9.

The CICA adopted recommendations requiring the Trust to expense the fair value of all trustee and employee unit option grants. RioCan has elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 the Trust has recognized the cumulative effect by making an adjustment to opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during the three month period ended September 30, 2004 by $202,000 and for the nine month period ended September 30, 2004 by $477,000 with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

Unit based compensation expense associated with these options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 12.50% on the underlying units, a weighted average exercise price of $13.55, a weighted average distribution yield of approximately 8.40% and a weighted average risk free interest rate of approximately 5.01%.

2. Income Properties

	Cost	**Accumulated Amortization**	**Net Carrying Amount September 30, 2004**
Land	**$ 746,303**	**$ –**	**$ 746,303**
Buildings	**2,742,445**	**(139,071)**	**2,603,374**
Deferred tangible leasing costs	**71,031**	**(23,074)**	**47,957**
Deferred intangible leasing costs	**25,837**	**(2,421)**	**23,416**
Properties held for resale	**72,079**	**–**	**72,079**
Equity investments in income properties	**13,868**	**–**	**13,868**
	$ 3,671,563	**$ (164,566)**	**$ 3,506,997**

	Cost	Accumulated Amortization	Net Carrying Amount December 31, 2003
Land	$ 721,175	$ –	$ 721,175
Buildings	2,662,841	(87,311)	2,575,530
Deferred tangible leasing costs	55,388	(20,074)	35,314
Discontinued operations *(i)*	64,844	–	64,844
Equity investments in income properties	8,714	–	8,714
	$ 3,512,962	$ (107,385)	$ 3,405,577

(i) In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: *(i)* the disposition of the Trust's 50% interest in two income properties to the co-owner; and *(ii)* the acquisition by the Trust of the same co-owner's interests in three income properties.

The comparative information for the periods ended September 30, 2003 also includes financial information relating to a non-retail income property disposed of by the Trust in November 2003.

Summarized financial information relating to these discontinued operations is as follows:

		2004	2003
Assets	At September 30, 2004 and December 31, 2003	$ –	$ 64,844
Mortgages payable	At September 30, 2004 and December 31, 2003	–	33,480
Other liabilities	At September 30, 2004 and December 31, 2003	–	1,964
Revenue	Three months ended September 30	–	2,001
	Nine months ended September 30	**2,859**	5,623
Operating costs	Three months ended September 30	–	657
	Nine months ended September 30	**1,106**	2,139
Interest expense	Three months ended September 30	–	524
	Nine months ended September 30	**914**	1,603
Amortization and provision for diminution in valuation	Three months ended September 30	–	2,015
	Nine months ended September 30	**313**	2,814
Gain (loss) on income properties held for sale	Three months ended September 30	**(127)**	–
	Nine months ended September 30	**3,214**	–
Net earnings (loss)	Three months ended September 30	**(127)**	(1,195)
	Nine months ended September 30	**3,740**	(933)

(ii) Income properties include properties under capital lease for which the Trust has exercised its option to purchase in 2013. The components are as follows: land – $7,473,000; buildings – $26,540,000; deferred intangible leasing costs – $3,860,000; deferred tangible leasing costs – $1,979,000; accumulated amortization – $1,139,000; and included in mortgages payable are obligations under capital lease of $10,426,000 (annual minimum lease payments of $750,000 for each of the next five years at an imputed interest rate of 6.54% per annum).

3. Amortization

	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	**2004**	2003
Buildings *(Note 1 (c))*	**$ 19,314**	$ 6,746	**$ 56,747**	$ 20,217
Deferred tangible leasing costs	**2,638**	2,354	**6,904**	6,319
Deferred intangible leasing costs	**1,353**	–	**3,215**	–
	$ 23,305	$ 9,100	**$ 66,866**	$ 26,536

4. Prepaids Expenses and Other Assets

	September 30, 2004	December 31, 2003
Operating expenses and property taxes	**$ 25,399**	$ 7,158
Investments at cost	**15,691**	1,271
Recoverable operating costs	**8,963**	9,114
Debt financing costs	**8,765**	6,865
Other	**8,172**	3,514
Capital assets (net of accumulated amortization of $4,284)	**5,175**	4,395
	$ 72,165	$ 32,317

5. Mortgages Payable

Mortgages payable bear interest at rates ranging between 3.84% and 12.95% per annum with a weighted average quarter end interest rate of 7.07% (December 2003 – 7.15%) and mature between 2004 and 2034. Future repayments are due as follows:

Year ending December 31, 2004	$ 17,811
2005	126,875
2006	132,174
2007	240,879
2008	200,258
Thereafter	1,012,768
	$1,730,765

At September 30, 2004 the Trust had revolving lines of credit totalling $63,500,000 (December 2003 – $102,500,000) with major Canadian financial institutions, against which $13,996,000 of letters of credit (December 2003 – $20,572,000) were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

6. Debentures Payable

	September 30, 2004	December 31, 2003
Series A senior unsecured, maturity of October 31, 2007, interest bearing at 7.07% per annum, payable semi-annually	**$ 13,693**	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, interest bearing at 6.75% per annum, payable semi-annually	**50,000**	50,000
Series C senior unsecured, maturity of January 18, 2006, interest bearing at 7.20% per annum, payable semi-annually	**125,000**	125,000
Series D senior unsecured, maturity of September 21, 2009, interest bearing at 5.29% per annum, payable semi-annually	**110,000**	–
RealFund Series A senior unsecured, maturity of August 1, 2007, interest bearing at 7.05% per annum, payable semi-annually	**150,000**	150,000
	$ 448,693	$ 338,693

7. Accounts Payable and Accrued Liabilities

	September 30, 2004	December 31, 2003
Tenant installation and capital expenditures	**$ 40,471**	$ 50,726
Operating expenses	**36,958**	37,511
Distributions payable to unitholders	**18,068**	17,360
Accrued interest	**16,851**	19,481
Differential between stated and market interest rates on long term liabilities assumed at acquisition	**16,503**	11,556
Deferred income	**11,457**	13,273
Unfunded employee future pension benefits *(Note 10)*	**1,093**	820
	$ 141,401	$ 150,727

8. Unitholders' Equity

At September 30, 2004 there were 2,500,000 warrants outstanding. Each warrant expires on September 7, 2006 and entitles the holder to acquire one unit of the Trust at a price of $11.02. In October 2004, the 2,500,000 warrants were exercised for cash proceeds of $27,550,000.

Effective January 1, 1994 the Trust became a closed-end real estate investment trust in accordance with the restructuring approved by unitholders on November 29, 1993. Total unitholders' equity at December 31, 1993 has been reported as the opening balance of trust units at January 1, 1994.

9. Incentive Unit Option Plan

The Trust's incentive unit option plan for its employees and trustees ("the plan") provides for option grants to a maximum of 14,000,000 units. At September 30, 2004, 3,240,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per annum from the date of grant, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 25% per annum commencing on the first anniversary after the date of grant, being fully vested after four years.

A summary of the status of the plan at September 30, 2004 and 2003 and changes during the three and nine month periods ended on those dates are as follows:

	Three months ended September 30, 2004		Nine months ended September 30, 2004	
Options	**Units**	**Weighted Average Exercise Price**	**Units**	**Weighted Average Exercise Price**
Outstanding, beginning of period	**4,773**	**$ 12.54**	**4,909**	**$ 11.22**
Granted	**–**	**$ –**	**1,100**	**$ 15.17**
Exercised	**(42)**	**$ 10.09**	**(1,274)**	**$ 9.63**
Forfeited	**–**	**$ –**	**(4)**	**$ 12.60**
Outstanding, end of period	**4,731**	**$ 12.56**	**4,731**	**$ 12.56**
Options exercisable at period end	**2,506**	**$ 11.28**	**2,506**	**$ 11.28**
Weighted average fair value per unit of options granted during the period		**$ –**		**$ 0.97**

Options	Three months ended September 30, 2003 Units	Three months ended September 30, 2003 Weighted Average Exercise Price	Nine months ended September 30, 2003 Units	Nine months ended September 30, 2003 Weighted Average Exercise Price
Outstanding, beginning of period	5,989	$ 10.94	5,686	$ 10.26
Granted	–	$ –	1,050	$ 13.24
Exercised	(1,003)	$ 9.71	(1,734)	$ 9.30
Forfeited	(20)	$ 10.45	(36)	$ 11.25
Outstanding, end of period	4,966	$ 11.19	4,966	$ 11.19
Options exercisable at period end	2,851	$ 10.54	2,851	$ 10.54
Weighted average fair value per unit of options granted during the period		$ –		$ 0.71

10. Employee Future Benefits

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $84,000 and $241,000 for the three and nine month periods ended September 30, 2004, respectively ($69,000 and $205,000 for the comparative periods of 2003). The defined benefit pension plans' benefits are based on the length of service and the final three to five years average salary, up to a stated maximum. A summary of the defined benefit pension plans for the three and nine month periods ended September 30, 2004 is as follows: ending balance of fair value of plan assets – $230,000; ending balance of accrued benefit liability – $1,093,000; and benefit expense – $105,000 (2003 – $86,000) and $315,000 (2003 – $260,000) for the three and nine month periods, respectively.

11. Investment in Co-ownerships

The Trust's share of the assets, liabilities, revenue and net earnings from co-ownership activities is summarized as follows:

		2004	2003
Continuing operations			
Assets	At September 30, 2004 and December 31, 2003	**$ 851,740**	$ 815,556
Liabilities	At September 30, 2004 and December 31, 2003	**553,006**	536,957
Revenue	Three months ended September 30	**30,866**	26,784
	Nine months ended September 30	**90,504**	77,718
Net earnings	Three months ended September 30	**7,571**	8,337
	Nine months ended September 30	**22,140**	23,712
Discontinued operations			
Assets	At September 30, 2004 and December 31, 2003	**$ –**	$ 64,660
Liabilities	At September 30, 2004 and December 31, 2003	**–**	35,452
Revenue	Three months ended September 30	**–**	1,937
	Nine months ended September 30	**2,863**	5,441
Gain (loss) on income properties held for sale	Three months ended September 30	**(127)**	–
	Nine months ended September 30	**3,235**	–
Net earnings (loss)	Three months ended September 30	**(127)**	700
	Nine months ended September 30	**3,762**	1,772

Guarantees and contingencies (Note 14)

12. Capitalization of Carrying Costs

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Interest				
Interest expense	**$ 36,339**	$ 34,110	**$ 108,139**	$ 100,507
Capitalized to real estate investments	**(1,961)**	(2,226)	**(5,882)**	(6,432)
Net interest expense	**$ 34,378**	$ 31,884	**$ 102,257**	$ 94,075
General and administrative				
General and administrative expense	**$ 4,477**	$ 3,507	**$ 13,003**	$ 10,224
Capitalized to real estate investments	**(533)**	(577)	**(1,644)**	(1,906)
Net general and administrative expense	**$ 3,944**	$ 2,930	**$ 11,359**	$ 8,318

13. Segmented Disclosures

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

14. Guarantees

The Trust has provided guarantees on behalf of third parties, primarily on behalf of certain RioCan partners and co-owners for their share of mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At September 30, 2004 such guarantees amounted to $352,856,000 and expire between 2005 and 2034. No amount has been provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

Document 97

The terms "RioCan", "the Trust", "we", "us" and "our" in the following discussion and analysis refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three and nine month periods ended September 30, 2004. Our discussion and analysis should be read in conjunction with: our Unaudited Interim Consolidated Financial Statements and notes thereto for the three and nine month periods ended September 30, 2004 and 2003; our Management's Discussion and Analysis ("MD&A") for the years ended December 31, 2003 and 2002 including the section on "Risks and Uncertainties"; and our Consolidated Financial Statements for the two years ended December 31, 2003 and 2002. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Certain information contained in this MD&A contains forward-looking statements, based on our estimates and assumptions which are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion.

Overview and Business Strategy

We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization.

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. At September 30, 2004 we had ownership interests in a portfolio of 180 shopping centres comprising 28.4 million square feet. The specific retail areas in which we invest are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed centres and dominant regional enclosed malls are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, necessity-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component. We have in-house professionals possessing all real estate related functional capabilities to assist us in achieving our business plans.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing recurring distributable income ("RDI"). Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities in pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan, and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this strategy include: RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that acquires income properties for purposes of redevelopment or repositioning with the intention of resale; and income properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program). These programs are further discussed under our Asset Profile.

Significant Accounting Policies

Our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2004 and 2003 include a detailed description of our accounting policies in Note 1 to these financial statements. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Refer to our MD&A for the two years ended December 31, 2003 and 2002 for a discussion of our significant accounting policies most affected by judgments and estimates used in the preparation of our financial statements, which included our accounting policies for building amortization, impairment of real estate investments, guarantees, and the fair value of financial instruments. During 2004 Canadian generally accepted accounting principles ("GAAP") required us to make changes to our significant accounting policies for building amortization and impairment of real estate investments. Additionally, GAAP is increasingly incorporating fair value based

method accounting, the impact of which is more prominent in RioCan's 2004 interim financial statements than that of comparative periods and is further discussed below.

Building amortization

We are required to assess the useful lives of our long-lived income properties for purposes of determining the amount of building amortization to record on a quarterly and annual basis. The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow us to use the sinking fund method of building amortization and requires that initial leasing costs for a property under development are no longer included as a base building component. We used these methods prior to January 1, 2004 in amortizing the cost of our buildings. These recommendations are prospective in application, and commencing January 1, 2004 we amortize the cost of our buildings using the straight-line method over their estimated useful lives between 29 and 40 years and initial leasing costs for properties under development are included with deferred tangible leasing costs. The adoption of this standard increased our amortization, over what it otherwise would have been on the sinking fund basis, during the three and nine month periods ended September 30, 2004 by approximately $11.2 million and $33.4 million respectively, with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. Our determination of the estimated useful lives of our buildings could vary under differing circumstances and result in a significantly different calculation of building amortization. The amount of building amortization has a direct impact on our net earnings. The impact of the adoption of this standard during the three and nine month periods ended September 30, 2004 did not have a material impact on amortization of deferred tangible leasing costs.

We continually evaluate the recoverability of the net carrying amount of our income properties and properties under development. The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires us to record an impairment loss when the carrying amount of these real estate investments exceeds the sum of the undiscounted cash flows expected from their use and disposal. Commencing January 1, 2004 any impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 we measured any impairment of our real estate investments as the amount by which the asset's carrying value exceeded its net recoverable amount (determined using the estimated undiscounted future cash flow from the use and disposal of the asset). We have determined that the effect of this new impairment standard did not have a material impact on our financial position or results of our operations. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Additionally, we continually evaluate our mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable may not be recovered due to the inability of the underlying assets' performance to support a fair value that would exceed our net equity in these assets considering third party guarantees. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Fair values

GAAP defines fair value as the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Our financial statements are affected by the fair value based method of accounting, the most significant impacts of which are as follows:

- The cost of acquired income properties is allocated to intangible and tangible assets on a relative fair value basis. The acquisition cost of land and buildings also includes the value of the differential between stated and market interest rates on any long term debt assumed by us at acquisition. (All references to long term debt in this MD&A are at stated amounts except as otherwise noted).

- Included in rental revenue is the adjustment for the differential between contractual rents and market rents on our tenant leases in place at the acquisition of our income properties. Additionally, for arrangements involving multiple elements we allocate the consideration to each element based on relative fair values.

- As discussed in impairment of real estate investments above, an impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the asset's fair value.

- In assessing potential exposure relating to our third party guarantees we evaluate the fair value of the borrowers' interests in the underlying real estate investments compared against the liabilities for which we have provided guarantees.

- Unit based compensation expense is measured at fair value and expensed over the instruments' vesting period.

- At least annually, we report in our notes to our financial statements the fair value of our financial instruments.

In determining fair value we select amongst several acceptable methodologies and make assumptions. Our determination of fair value could vary under differing circumstances and result in significantly different calculations of fair value.

Asset Profile

Real estate investments

Income properties were $3.51 billion at September 30, 2004 as compared to $3.41 billion at December 31, 2003. Our income properties are comprised of five distinct components, being: (i) long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); (ii) income properties held for sale and discontinued operations (arising from disposals of long-lived income properties); (iii) properties held for resale (properties for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business); (iv) real estate investments accounted for using the equity method ("equity-accounted for investments"); and (v) deferred tangible and intangible leasing costs. The change in each of the components of income properties is discussed below.

For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets on a relative fair value basis. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of any customer relationships ("acquired leasing costs") and these intangibles are deferred and amortized on a straight-line method over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs ("acquired leasing costs"). For income property acquisitions initiated before September 12, 2003, the cost of income properties is allocated to land and buildings.

For the nine months ended September 30, 2004 the change in our land, buildings and acquired leasing costs is primarily attributable to: (i) our acquisition of interests in income properties aggregating 1.4 million square feet for $203.4 million, of which $52.9 million was financed through the assumption of related mortgage debt; and (ii) dispositions of interests in income properties to tenants which had a net carrying amount of $18.6 million and generated proceeds of $18.6 million. Additionally, we recognized $2.3 million in provisions for diminution in valuation of real estate investments, which primarily pertained to a non-retail income property disposed of in the third quarter of 2004. Acquisitions during the first three quarters of 2003 were $251.7 million of which $102.7 million was financed through the assumption of related mortgage debt, and our acquisition of an additional 20% interest in certain real estate investments in which we previously owned an equity-accounted for 40% interest. With our acquisition of this 20% additional interest we were required to proportionately consolidate our interests in these real estate investments which resulted in an increase in: (i) income properties of $78 million; and (ii) long-term debt of $76.9 million. During the nine months ended September 30, 2003 we also completed dispositions of income properties (or interests therein) with a net carrying amount of $89.8 million, generating net proceeds of $92.5 million resulting in a gain on income properties held for sale of $0.6 million. Included in these dispositions was $22.1 million of mortgage debt that was assumed by the purchasers.

For the three months ended September 30, 2004 the change in our land, buildings and acquired leasing costs is primarily attributable to: (i) our acquisition of interests in income property aggregating 106,000 square feet for $25.1 million, of which $9.7 million was financed through the assumption of related mortgage debt; and (ii) the disposition of a non-retail income property for which an impairment loss was previously provided for which resulted in a cash outlay by us of $1.9 million. Acquisitions during the third quarter of 2003 were $62.1 million of which $5.5 million was financed through the assumption of related mortgage debt and we also completed dispositions of income properties (or interests therein) with a net carrying amount of $62.4 million, generating net proceeds of $61.9 million resulting in a loss on income properties held for sale of $0.7 million. Included in these dispositions was $18.5 million of mortgage debt that was assumed by the purchasers.

Of the acquisitions completed during the first nine months of 2004, $36.3 million were acquisitions of interests on account of our 50% co-tenancy with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. This compares to such acquisitions of $21.6 million for the corresponding period of 2003. At September 30, 2004 the co-tenancy was comprised of interests in income properties aggregating approximately 7.6 million square feet. Our original strategic alliance with Kimco provided that we grant them with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan, which commitment expired on January 18, 2003. The parties continue joint investments on an ongoing basis and RioCan continues to provide property management, development and leasing services for all the properties that are owned by the co-tenancy.

On October 6, 2004 we announced that RioCan and the Canada Pension Plan ("CPP") Investment Board have formed a strategic alliance to acquire, on a 50/50 basis, premier regional power centres of 750,000 square feet or more of gross leasable area in Canada of which at least 500,000 square feet are not owned by their occupants. It is the intention that properties acquired in this joint venture will remain core, long-term holdings for both RioCan and CPP Investment Board. This strategic alliance provides that RioCan and CPP Investment Board have a mutual right of first refusal to acquire 50% of regional power centre investment opportunities in Canada undertaken by either party for two years. RioCan will provide property management, asset management, leasing, development, and construction management services for the centres acquired with CPP Investment Board.

Effective for disposals initiated on or after May 1, 2003 we are required to reclassify a planned disposition of a long-lived income property for which we will receive no continuing cash flows or have no ongoing involvement as discontinued operations. Alternatively, a planned disposition of a long-lived income property for which we will continue to receive cash flows or have an ongoing involvement would require classification as income properties held for sale. Subsequent to a reclassification we would no longer record amortization of buildings and deferred leasing costs on these income properties.

During the first quarter of 2004 we transferred $66.4 million of income properties to discontinued operations. In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to our co-owner with a net carrying amount of $63 million for gross proceeds of $66.4 million, including $33.6 million of mortgage debt that was assumed by our co-owner. These dispositions resulted in a gain of $3.2 million which is included in discontinued operations: (ii) our acquisition from the same co-owner of its interests in three income properties for $15.1 million (included in the change to land, buildings and acquired leasing costs for the nine months ended September 30, 2004 as indicated above); and (iii) the repayment of our mortgages receivable principal and accrued interest from the same co-owner of $12.4 million (also included in the mortgage principal repayments for the nine months ended September 30, 2004 as further discussed below). During the three months ended September 30, 2003 we transferred a non-retail income property to discontinued operations which resulted in our recording a provision for diminution of valuation on this asset for $1.7 million. This asset was subsequently disposed of in November 2003.

Equity-accounted for investments increased to $13.9 million at September 30, 2004 from $8.7 million at December 31, 2003. The net change is primarily attributable to our additional investment in RRVLP of $5.9 million during the first nine months of 2004 (no properties were acquired by the RRVLP during the third quarter of 2004) partially offset by distributions arising on the disposition of a property by the partnership in the third quarter of 2004. At September 30, 2004 RioCan's interests in the underlying real estate assets of all its equity-accounted for investments was $30.7 million (December 31, 2003 – $18.8 million) and in the related underlying mortgages payable was $17 million (December 31, 2003 – $8.8 million).

We have a 15% equity interest ($12 million at September 30, 2004) in RRVLP. RRVLP was formed in August 2003 with a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") and a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which our share is up to $30 million), which taken together with third-party debt, will enable RRVLP to invest more than $500 million in targeted investments. At September 30, 2004 RRVLP had shopping centres aggregating 1.7 million square feet with a total cost aggregating $165.7 million. In October 2004 RRVLP acquired an additional property comprising 418,500 square feet. Additionally, in the third quarter of 2004 the partnership disposed of a property, of which our $0.7 million interest in the gain is reflected in gains on properties held for resale. Commencing with the earlier of: (i) the expiration of a three year investment period; or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for up to a further four years. It is the intention of the partners to then monetize any unrealized gains, unless otherwise agreed to by them. TIAA-CREF is a major U.S. pension fund, with approximately US$300 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $34 billion in net investment assets. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

As discussed above (see Overview and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, however the resulting assets would not be core investments. We have segregated those properties already owned that meet these criteria and are now reporting them separately as properties held for resale. No amortization is recorded as we will not hold these assets for long term use and intend to sell them in the ordinary course

of business. During the first nine months of 2004 we acquired two such properties for $9 million ($Nil for the third quarter 2004). During the nine months ended September 30, 2004 we disposed of interests in such properties with carrying amounts of $25.1 million for net proceeds of $32.9 million, resulting in gains on properties held for resale of $7 million. When combined with our $0.7 million share of the RRVLP gain realized during the third quarter of 2004 as discussed above, during the nine months ended September 30, 2004 we had total gains on properties held for resale of $7.7 million. During the third quarter of 2004 we disposed of an interest in a property held for resale with a carrying amount of $0.1 million for net proceeds of $3.1 million, resulting in a gain on properties held for resale of $3.1 million, which disposition proceeds included a $2.7 million vendor take-back mortgage receivable to the purchaser. When combined with our $0.7 million share of the RRVLP gain discussed above, during the third quarter of 2004 we had total gains on properties held for resale of $3.8 million.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with our internal leasing professionals who represent us and deal with tenant representatives. The costs associated with our internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $10 million for the nine months ended September 30, 2004 versus $10.1 million for the comparable period in 2003. Expenditures for tenant installations were $3.5 million for the three months ended September 30, 2004 versus $4.1 million for the comparable period in 2003. We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the paving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

As a normal part of our business, we expand and redevelop existing shopping centres. The costs related to these activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt. We recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price.

Properties under development were $109.5 million at September 30, 2004 as compared to $101.6 million at December 31, 2003. During the nine months ended September 30, 2004 cash outlays were $59.7 million on expansion opportunities and other development related expenditures as compared to $47.2 million for the comparable period in 2003. During the three months ended September 30, 2004 cash outlays were $21.7 million on expansion opportunities and other development related expenditures as compared to $24.4 million for the comparable period in 2003. The overall increase in (re)development activity is consistent with our focus on land use intensification at our properties. The balance of the change for both periods of 2004 and 2003 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) from (to) properties under (re)development.

During the nine month period ended September 30, 2004 $4.9 million ($0.6 million for the third quarter of 2004) of cash was invested in capital expenditures on income properties which, when taken together with $59.7 million ($21.7 million for the third quarter of 2004) of cash expended on properties under development, resulted in a total cash outflow during the first nine months of 2004 of $64.6 million ($22.3 million for the third quarter of 2004) for capital expenditures on income properties and properties under development. During the comparative period in 2003 $7.6 million ($3.3 million for the third quarter of 2003) of cash was invested in capital expenditures on income properties which, when taken together with $47.2 million ($24.4 million for the third quarter of 2003) of cash expended on properties under development, resulted in a total cash outflow of $54.8 million ($27.7 million for the third quarter of 2003) for capital expenditures on income properties and properties under development.

We have a limited development program primarily focused on new format retail centres. The provisions of RioCan's Declaration of Trust ("Declaration") have the effect of limiting investments in (assets supported by) non-income producing properties to no more than 15% of unitholders' equity. To minimize risks, developments are generally undertaken with established developers either on a co-tenancy basis or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is to not participate in the acquisition of land unless it is fully zoned and generally 65% of the buildable space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to staged construction, keyed to leasing levels. As a part of its development program, RioCan will make loan advances to its partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions are generally structured as participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%) in the underlying property (essentially, upon or after substantial completion).

Our mortgages and loans receivable decreased to $54.3 million at September 30, 2004 from $81.3 million at December 31, 2003. At September 30, 2004 the components comprising our mortgages and loans receivable were as follows: (i) mortgages and loans receivable from co-owners – $450,000 (December 2003 – $22.4 million); (ii) participating mortgages and loans receivable – $44.7 million (December 2003 – $52 million); and (iii) other mortgages and loans receivable – $9.1 million (December 2003 – $6.9 million).

Our mortgages and loans receivable from co-owners bear interest at 10% (December 2003 – between 6% to 11.5%) per annum with a weighted average quarter end rate of 10% (December 2003 – 10.21%). These mortgages and loans receivable from co-owners mature in 2008. Prior to maturity, these mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Our participating mortgages and loans receivable bear interest at rates ranging from 10% to 12% per annum and entitle us to a share of the income generated by the properties securing those mortgages ("the properties"). These participating mortgages and loans receivable mature between five to fifteen years from the date of initial advance. We have options to purchase (and the borrowers have options to require us to purchase) an interest (generally between 33 1/3% and 50%) in the properties. We can exercise these options upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans receivable will also be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties.

Our other mortgages and loans receivable bear interest at rates ranging from 4.75% to 12% per annum with a weighted average quarter end rate of 8.3% (December 2003 – 7%). These other mortgages and loans receivable mature as follows: 2004 – $0.5 million; 2005 – $3.6 million; 2006 – $2.3 million; and 2007 – $2.7 million.

Cash advances on mortgages and loans receivable during the nine month period ended September 30, 2004 totaled $19 million ($5.7 million for the third quarter of 2004) as compared to $21.3 million for the comparable period in 2003 ($13.9 million for the third quarter of 2003). Principal repayments of such amounts totaled $41.6 million during the nine month period ended September 30, 2004 ($12.6 million for the third quarter of 2004), an increase over the $20.2 million we received for the comparable period in 2003 ($2.3 million for the third quarter of 2003). During the first nine months of 2004 approximately $30.4 million ($12.1 million for the third quarter of 2004) of principal was repaid by borrowers with the proceeds of our acquisitions/restructuring of the borrowers' interests in certain properties (including through the exercise of options to purchase and the restructuring of our interests with the same co-owner as discussed above) that had been financed by RioCan through participating and co-owners mortgage loans as compared to $11.3 million for the corresponding period in 2003 ($Nil for the third quarter of 2003). Other repayments during 2004 and 2003 included the repayment(s) of a vendor-take-back mortgage(s) and the balance of repayments were from cash flows generated from operating and capital transactions relating to the underlying properties.

Of the September 30, 2004 balance of participating mortgages and loans receivable, up to $16.5 million can be repaid from cash flows generated from the exercise of options to (require the) purchase of interests in the properties. At September 30, 2004 the exercise of these options would have resulted in an increase in our real estate investments and our mortgages payable of approximately $10.4 million.

Other operating items

Our rents receivable were $10.5 million at September 30, 2004 compared to $13.1 million at December 31, 2003. Included in rents receivable at September 30, 2004 is deferred rents receivable of $8.1 million relating to the change in reporting rental income from a contractual basis to a straight-line method (refer to our discussion under Revenue). During the first quarter of 2004 we had a decrease in our contractual rents receivable which was attributable to increased collections of property tax, common area and other billings to tenants and from co-owners. Prepaid expenses and other assets increased to $72.2 million at September 30, 2004 from $32.3 million at December 31, 2003. This increase is largely attributable to an increase in prepaid property taxes resulting from a change in the timing of certain installment payments and other real estate investments at cost. Accounts payable and accrued liabilities decreased to $141.4 million at September 30, 2004 from $150.7 million at December 31, 2003. This decrease is mainly due to: (i) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures; partially offset by (ii) an increase in the value of the differential between stated and market interest rates on long term debt assumed at the acquisition of income properties; and (iii) an increase in property taxes payable.

Changes in other non-cash operating items (i.e. working capital) used $15.4 million of cash for the first nine months of 2004 compared to using cash of $19.2 million for the comparative period in the prior year. The reduced cash outflows during the nine months ended

September 30, 2004 are attributable to, amongst other items: (i) increased collections of property tax, common area and other billings to tenants and from co-owners; (ii) an increase in the collection of accrued interest receivable resulting from the increase in repayments of mortgage receivable principal; partially offset by (iii) increased prepayments of property taxes.

Changes in other non-cash operating items (i.e. working capital) used $6.4 million of cash for the third quarter of 2004 compared to providing cash of $7.6 million for the comparative period in the prior year. This increased cash outflows during the three months ended September 30, 2004 are attributable to, amongst other items: (i) increased prepayments of property taxes; partially offset by (ii) increased collections of property tax, common area and other billings to tenants and from co-owners; and (iii) an increase in the collection of accrued interest receivable resulting from the increase in repayments of mortgage receivable principal.

Capital Structure and Liquidity

Debt

Standard & Poor's ("S&P") and the Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's unsecured debentures. DBRS has provided the Trust with a credit rating of BBB (stable) relating to RioCan's unsecured debentures. A credit rating of BBB- or higher is an investment grade rating and is generally an indication of adequate credit quality as defined by both agencies.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). By virtue of the covenant pattern on certain of our unsecured debentures, our debt is effectively limited to 55% of aggregate assets, notwithstanding these unitholder approved limits. At September 30, 2004 our indebtedness was 53.95% of aggregate assets and we could therefore incur additional indebtedness of $94.6 million and still not exceed a 55% leverage limit. Comparatively, at December 31, 2003 our indebtedness was 53.06% of aggregate assets and we could therefore incur additional indebtedness of over $165.2 million and still not exceed a 55% leverage limit.

At September 30, 2004 our aggregate indebtedness was $2.18 billion as compared to $2.06 billion at December 31, 2003. At September 30, 2004 the composition of our aggregate indebtedness was as follows: (i) mortgages payable of $1.73 billion; and (ii) senior unsecured debentures payable ("debentures") of $448.7 million.

At September 30, 2004 we had five series of debentures outstanding totaling $448.7 million as compared to four series of debentures outstanding totaling $338.7 million at December 31, 2004. In September 2004 we issued Series D senior unsecured debentures for $110 million, bearing interest at 5.29% per annum and maturing in September 2009. Such debt requires no ongoing scheduled repayments of principal.

The change in our mortgages payable during the nine months ended September 30, 2004 resulted primarily from: (i) new secured debt cash borrowings of $94.7 million; (ii) $52.8 million of mortgage financing assumed on the acquisition of income properties; and (iii) mortgage debt repayments of $137.2 million (including $31.6 million in scheduled amortizations and $33.5 million of mortgage debt assumption relating to the disposition of discontinued operations). During the comparative period in 2003: (i) we received cash proceeds of $203.5 million from new mortgage debt borrowings; (ii) $102.7 million of mortgage financing was assumed on the acquisition of income properties; (iii) as discussed above, with the acquisition of the 20% additional interest in certain real estate investments, we proportionately consolidated these interests in those investments resulting in an increase of long-term debt of $76.9 million; and (iv) we repaid mortgage debt of $164.6 million (including $27.7 million through scheduled amortizations and $22.1 million of mortgage debt assumption by purchasers).

The change in our mortgages payable during the three months ended September 30, 2004 resulted primarily from: (i) new secured debt cash borrowings of $27 million; (ii) $9.7 million of mortgage financing assumed on the acquisition of income properties; and (iii) mortgage debt repayments of $25.7 million (including $11.3 million in scheduled amortizations). During the comparative period in 2003: (i) we received cash proceeds of $51.7 million from new mortgage debt borrowings; (ii) $5.5 million of mortgage financing was assumed on the acquisition of income properties; and (iii) we repaid mortgage debt of $28.9 million (including $10.4 million through scheduled amortizations and $18.5 million of mortgage debt assumption by purchasers).

The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs than would otherwise be obtained. On a combined basis, our mortgages and debentures payable bear a September 30, 2004 quarter end weighted average interest rate of 6.98% with a weighted average term to maturity of 5.4 years, and have repayments for the next five years ending December 31 as follows: 2004 – $17.8 million of which $12.2 million relates to scheduled amortizations for the last three months of 2004 (0.8% of aggregate indebtedness); 2005 – $176.9 million of which $44.9 million relates to scheduled amortizations and $50 million relates to debentures (8.1% of aggregate indebtedness); 2006 – $257.2 million of which $45.1 million relates to scheduled amortizations and $125 million relates to debentures (11.8% of aggregate indebtedness); 2007 – $404.6 million of which $44.3 million relates to scheduled amortizations and of which $163.7 million relates to debentures (18.6% of aggregate indebtedness); and 2008 – $200.3 million of which $39.7 million relates to scheduled amortizations (9.2% of aggregate indebtedness).

Included in 2004 maturities are: (i) $12.2 million of scheduled amortizations; (ii) $1 million in construction loans that are expected to be refinanced with long-term financing at completion of the (re)developments; and (iii) $4.6 million of mortgage debt maturing in 2004. We expect that all maturities will be refinanced or repaid in the normal course.

The interest rates on our mortgages payable range from 3.84% to 12.95% per annum with a September 30, 2004 quarter end weighted average contractual interest rate of 7.07%. As indicated in our Significant Accounting Policies above, the differential between contractual interest rates and market interest rates on long term debt assumed by us at the acquisition of our income properties is recorded as a deferred charge and adjusted to interest expense on a straight-line basis over the term of the related debt. Calculated on this basis, we have a September 30, 2004 quarter end weighted average interest rate of 6.81% on our aggregate indebtedness.

During the second quarter of 2004 we chose not to renew a $40 million secured line of credit that was generally unutilized. At September 30, 2004 we have revolving lines of credit in place totaling $63.5 million with major Canadian financial institutions, against which $14 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

Off balance sheet assets and liabilities and guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on our earnings or RDI; however, our interest in the underlying real estate assets of these investments would have resulted in increases in: (i) real estate investments of $33.3 million; and (ii) long-term debt of $27.3 million. Furthermore, our indebtedness would have increased to 54.18% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily on behalf of certain RioCan partners and co-owners for their share of mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At September 30, 2004 such guarantees amounted to $352.9 million and expire between 2005 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any such amounts in our consolidated financial statements.

Equity

Unit issue net proceeds for the nine months ended September 30, 2004 were $33 million as compared to $166.1 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) the April 2003 issue of 11 million units for gross proceeds of $140.3 million; (ii) 1.3 million units were issued under our trustee and employee unit option plan during the nine months ended September 30, 2004 versus 1.7 million units in the corresponding period for 2003; and (iii) 1.4 million units were issued under the distribution reinvestment plan and direct purchase plan in the first three quarters of 2004 versus 1.2 million units for the comparative period of 2003.

Unit issue net proceeds for the third quarter of 2004 were $6.8 million as compared to $17 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) 42,000 units were issued under our trustee and employee unit option plan during the three months ended September 30, 2004 versus 1 million units in the corresponding period for 2003; and (ii) 416,000 units were issued under the distribution reinvestment plan and direct purchase plan in the third quarter of 2004 versus 522,000 units for the comparative period of 2003.

We provide long term incentives to certain employees by granting options through the unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting options is to encourage employees to acquire an ownership interest in RioCan over time and acts as a financial incentive for such persons to consider the long term interests of RioCan and its unitholders. During the nine months ended September 30, 2004, we granted 1,100,000 unit options (2003 – 1,050,000) under this plan. No units were granted under this plan during the three months ended September 30, 2004 and 2003.

The CICA adopted recommendations requiring us to expense the fair value of all trustee and employee unit option grants. We have elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 we recognized the cumulative effect of such unit based compensation by making an adjustment to our opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during the first nine months of 2004 by $477,000 ($202,000 for the third quarter of 2004) with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

At September 30, 2004 there were 2.5 million warrants outstanding that were issued to Kimco in September 2001. Each warrant expires on September 7, 2006 and entitles Kimco to acquire one unit of RioCan at a price of $11.02. In October 2004 Kimco exercised the 2.5 million warrants for cash proceeds of $27.5 million.

Financial liquidity and capital commitments

S&P and DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR–1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR–7). RioCan's S&P stability rating at September 30, 2004 was SR–2. This rating category reflects a low variability and strong sustainability of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA–1) to poor stability and sustainability of distributions per unit (STA–7). At September 30, 2004 RioCan had a DBRS stability rating of STA–2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated RioCan with the highest stability rating for any REIT in Canada.

During the nine months ended September 30, 2004 distributions to our unitholders increased by 13.2% to $160.6 million compared to $141.9 million for the comparative period in 2003. Of the distributions we made to our unitholders during the first nine months of 2004, $20.7 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $15.5 million for the comparative period in 2003. During the third quarter of 2004, distributions to our unitholders increased by 10.6% to $54.2 million compared to $49 million for the comparative period in 2003. Of the distributions we made to our unitholders during the third quarter of 2004, $6.8 million was reinvested by our unitholders through the distribution reinvestment plan as compared to $7.3 million for the comparative period in 2003.

In April 2004 we increased our monthly distributions to our unitholders by 2.6% to $0.10 per unit per month from $0.0975 per unit per month. On October 19, 2004 we increased our monthly distributions to our unitholders by 5% to $0.105 per unit from $0.10 per unit commencing with the October 2004 distribution payment in November 2004. During the nine months ended September 30, 2004 distributions per unit to our unitholders increased by 4.7% to $0.8925 per unit (5% to $0.30 per unit for the third quarter of 2004) as compared to $0.8525 per unit for the comparative period in 2003 ($0.2850 per unit for the third quarter of 2003).

Our Declaration requires us to distribute to our unitholders 90% or more of our annual RDI with the balance being retained by us for use in our operations. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and accordingly RDI, as we report it is not comparable to such other issuers.

Recently there have been numerous changes to GAAP, in part reflective of recent accounting developments internationally, including the United States. We anticipate that there will be further changes in the foreseeable future. These changes may cause our GAAP statement of net earnings to be less useful in determining our ability to make current period cash distributions. Consequently, our Trustees determined that a change was desirable in the method of computing our RDI and we obtained unitholder approval to revise our definition of RDI at our Annual and Special Unitholders' Meeting on June 2, 2004.

The amendments redefine RDI to provide greater certainty to our unitholders that these and future accounting changes will not have a negative impact on RDI. We believe that these amendments offer a measure that is more representative of our operating performance and provide our Trustees with discretion to deal with future changes to GAAP and to normalize the effect of any income of the Trust that may recur on a regular, but not necessarily an annual, basis.

Effective January 1, 2004 the RDI of the Trust is based on the consolidated net earnings of the Trust for the period computed in accordance with GAAP adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements, customer relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual rents and market rents arising at the time of acquisition; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line method for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Our RDI for the three and nine month periods ended September 30, 2004 is as follows:

(thousands of dollars, except per unit amounts)	Three months ended September 30, 2004	Nine months ended September 30, 2004
Net earnings	$ 40,373	$ 122,343
Amortization of tangible capital assets	19,677	58,065
Amortization of deferred tangible leasing costs	2,638	6,904
Amortization of deferred intangible leasing costs	1,353	3,215
Impact of accounting for minimum rental revenue on a straight-line basis	(2,194)	(5,768)
Compensation expense recorded from the granting of unit options	202	477
Amortization of the differential between contractual and market rents	17	1
Provision for diminution in valuation of income properties	346	2,346
Loss (gain) from income properties held for sale	144	(3,214)
Recurring distributable income	62,556	184,369
Retention of recurring distributable income	(8,398)	(23,788)
Distributions to unitholders	$ 54,158	$ 160,581
Per unit		
Recurring distributable income	$ 0.345	$ 1.023
Retention of recurring distributable income	(0.045)	(0.130)
Distributions to unitholders	$ 0.300	$ 0.893

Prior to the amendments approved by our unitholders on June 2, 2004 RDI was calculated generally as annual net earnings excluding gains and losses from long-lived income properties, amortization of buildings, and provisions for impairment of income properties.

RDI for the three and nine month periods ended September 30, 2004 calculated on a comparable basis to that of 2003 would have been as follows:

	Three months ended September 30,		Nine months ended September 30,	
(thousands of dollars, except per unit amounts)	2004	2003	2004	2003
Net earnings	$ 40,373	$ 44,702	$ 122,343	$ 133,852
Amortization of tangible capital assets	19,677	7,402	58,065	22,452
Amortization of deferred tangible leasing costs	579	–	1,025	–
Amortization of deferred intangible leasing costs	1,353	–	3,215	–
Impact of accounting for minimum rental revenue on a straight-line basis	(2,194)	–	(5,768)	–
Compensation expense recorded from the granting of unit options	202	–	477	–
Amortization of the differential between contractual and market rents	17	–	1	–
Provision for diminution in valuation of income properties	346	1,714	2,346	1,714
Loss (gain) on properties held for resale	71	–	(3,916)	–
Loss (gain) from income properties held for sale	144	703	(3,214)	(584)
Recurring distributable income	$ 60,568	$ 54,521	$ 174,574	$ 157,434
Distributions to unitholders	$ 54,158	$ 49,008	$ 160,581	$ 141,875
Per unit				
Recurring distributable income	$ 0.335	$ 0.317	$ 0.969	$ 0.946
Distributions to unitholders	$ 0.300	$ 0.285	$ 0.893	$ 0.853

The main differences between the new basis of calculating RDI and the basis we used prior to 2004 is: (i) effective January 1, 2004 no deduction is made from RDI for all amortization of deferred leasing costs; and (ii) in 2003 no gains or losses on dispositions of long-lived income properties were included in RDI whereas effective January 1, 2004 gains and losses on dispositions of properties held for resale are included in RDI. Additionally, while GAAP net earnings commencing in 2004 includes the impact of accounting for minimum rental revenue on a straight-line method, we do not include such amounts in RDI.

We ended the third quarter of 2004 with $143.4 million of cash and short-term investments and over $49.5 million of available undrawn bank lines of credit. Our bank credit facilities are available to fund property acquisitions and (re)developments and to meet short term working capital requirements.

We anticipate that our cash flows from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and our ability to access public equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations and execute our business plan.

Results of Operations

We reported net earnings of $122.3 million for the nine months ended September 30, 2004 as compared with net earnings of $133.9 million for the comparative period in 2003. Net earnings per unit for the nine month period ended September 30, 2004 was $0.68 versus $0.81 for the comparative period in 2003. The impact of the accounting changes we adopted prospectively on January 1, 2004 required us to record higher building amortization and rental revenue on a straight-line method from a contractual basis, which changes reduced net earnings for the nine months ended September 30, 2004 as compared to 2003, by approximately $27.6 million ($0.15 per unit). As discussed above in our Asset Profile, for the nine months ended September 30, 2004 we also recorded a gain on sale of discontinued operations of $3.2 million, a $7.7 million dollar gain on properties held for resale and a provision for diminution in valuation of a non-retail income property of $2.3 million which was disposed of in the third quarter of 2004. For the comparative period of 2003, we recorded a gain on income properties held for sale of $0.6 million and a provision for diminution in valuation of a non-retail income property of $1.7 million included in discontinued operations.

We reported net earnings of $40.4 million for the third quarter of 2004 as compared with net earnings of $44.7 million for the comparative period in 2003. Net earnings per unit for the three month period ended September 30, 2004 was $0.22 versus $0.26 for the comparative period in 2003. The impact of the accounting changes discussed above reduced net earnings for the three months ended September 30, 2004 as compared to 2003, by approximately $9 million ($0.05 per unit). As discussed above in our Asset Profile, for the three months ended September 30, 2004 we also recorded a $3.8 million dollar gain on properties held for resale. For the comparative period of 2003, we recorded a loss on income properties held for sale of $0.7 million and a provision for diminution in valuation of a non-retail income property of $1.7 million included in discontinued operations.

The impact of the accounting changes and the specific components of net earnings for each respective period are discussed below.

Revenue

We retain substantially all of the benefits and risks of ownership of our income properties and therefore account for leases with our tenants as operating leases. Rental revenue includes all amounts we earn from our tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, we allocate the consideration to each element based on relative fair values. Rental revenue also includes our share of income from equity investments in income properties.

The CICA adopted recommendations that required us to change the method of rental revenue recognition such that we can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004 we report minimum rental revenue on a straight-line method, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable. The impact of the straight-line rental adjustment (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, and adjusted for the notional amortization of capitalized free rent which we no longer record as a result of this accounting change) increased rental revenue by approximately $5.8 million for the nine months ended September 30, 2004 ($2.2 million for the third quarter of 2004).

Rental revenue increased by 11% to $407.7 million for the nine months ended September 30, 2004 from $367.5 million for the corresponding period in 2003. Rental revenue increased by 11.1% to $136.1 million for the third quarter of 2004 from $122.5 million for the corresponding period in 2003. These increases resulted primarily from: (i) the full period impact of net acquisitions of income properties during 2003 and the first two quarters of 2004; (ii) the impact of the straight-line rental adjustment as discussed above; and (iii) an increase in our overall portfolio occupancy rates to 96.5% at September 30, 2004 from 96.0% at September 30, 2003.

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line method unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

Fee income increased by 8.4% to $10.7 million for the nine months ended September 30, 2004 from $9.8 million for the comparative period during 2003. Fee income was $3.2 million for the third quarter of 2004 as compared to $3.5 million for the same period in 2003. These changes primarily resulted from the timing of third party asset management and property management activities.

Interest charged on mortgages and loans receivable and interest earned on cash balances was $7.1 million for the nine months ended September 30, 2004 from $7.4 million for the comparative period of 2003. Interest charged on mortgages and loans receivable and interest earned on cash balances decreased to $2 million for the third quarter of 2004 from $2.7 million for the comparative period of 2003. These decreases primarily arose as a result of the increase in repayments of mortgage receivable principal.

Expenses

Our operating costs increased 10.1% to $131.9 million for the nine months ended September 30, 2004 from $119.7 million for the comparative period during 2003. Included in these operating costs are property taxes of $81.9 million which increased by 9.2% from $75 million for the comparative period during 2003. Our operating costs increased 13% to $42.6 million for the third quarter of 2004 from $37.7 million for the comparative period during 2003. Included in these operating costs are property taxes of $27 million which increased by 11.6% from $24.2 million for the comparative period during 2003. These increases resulted primarily from the full period impact of net acquisitions of income properties during 2003 and the first two quarters of 2004.

Deferred tangible leasing cost amortization related to expenditures for tenant installations was $5.9 million for the nine months ended September 30, 2004 ($2.1 million for the third quarter of 2004) as compared to $6.3 million for the comparative period during 2003 ($2.3 million for the third quarter of 2003). As previously discussed, deferred intangible leasing costs and a component of deferred tangible leasing costs are acquired leasing costs that arise at the acquisition of our income properties. The amortization of such amounts for the nine months ended September 30, 2004 was $4.2 million ($1.8 million for the third quarter of 2004).

Building amortization increased 181% to $56.7 million for the nine months ended September 30, 2004 from $20.2 million for the comparative period during 2003. Building amortization increased 188% to $19.3 million for the third quarter of 2004 from $6.7 million for the comparative period during 2003. As previously discussed under our Significant Accounting Policies above, the CICA adopted recommendations that required us to change the method of calculating building amortization from the sinking fund method to the straight-line method and requires that initial leasing costs for a property under development are no longer included as a base building component and are to be included with deferred tangible leasing costs. The impact of the adoption of this standard increased our building amortization during the nine months ended September 30, 2004 by approximately $33.4 million ($11.2 million for the third quarter of 2004) with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity. As amortization is not deducted in calculating RDI, the change to the straight-line method of building amortization has no impact on RDI.

Our interest expense increased by 7.6% to $108.1 million during the nine months ended September 30, 2004 from $100.5 million in the comparable period for 2003. Our interest expense increased by 6.5% to $36.3 million during the third quarter of 2004 from $34.1 million in the comparable period for 2003. These increases resulted primarily from the full period impact of the debt financing of net acquisitions of income properties during 2003 and the first two quarters of 2004. This increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the repayment of debt related to properties sold during the periods. Amounts capitalized to real estate investments during the nine months ended September 30, 2004 were $5.9 million representing 5.4% of interest expense compared to $6.4 million or 6.4% for the corresponding period of 2003. Amounts capitalized to real estate investments during the third quarter of 2004 were $2 million representing 5.4% of interest expense compared to $2.2 million or 6.5% for the corresponding period of 2003. These changes in capitalized interest are commensurate with level of development activity undertaken by the Trust during 2004 as compared to the corresponding period of 2003.

General and administrative expense includes expenses for general Trust activities and real estate asset management functions. Expenses for recoverable property management and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 27.2% to $13 million during the nine months ended September 30, 2004 from $10.2 million in the comparable period in 2003. General and administrative expense increased by 27.6% to $4.5 million during the third quarter of 2004 from $3.5 million in the comparable period in 2003. The increases in general and administrative expense for both the three and nine month periods ended September 30, 2004 as compared to the corresponding periods of 2003, mainly resulted from increases relating to: (i) staff levels and related costs; and (ii) the expensing of unit based compensation as previously discussed.

Amounts capitalized to real estate investments during the nine months ended September 30, 2004 were $1.6 million representing 12.6% of general and administrative expense as compared to $1.9 million or 18.6% for the same period during 2003. Amounts capitalized to real estate investments during the third quarter of 2004 were $0.5 million representing 11.9% of general and administrative expense as compared to $0.6 million or 16.4% for the same period during 2003. To the extent that our general and administrative expense is related to real estate asset management functions such expenditures are not capitalized. This decrease in the amounts of capitalized general and administrative expense is commensurate with our increased emphasis on asset management activities resulting from our strategy of enhancing RDI by leveraging our in-house real estate expertise in pursuing opportunities where value-added potential exists.

Funds from Operations

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") generally defines FFO as net income adjusted for extraordinary items, gains or losses on the sale of, or provisions for impairment against, capital items and depreciation

and amortization relating to capital items. FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. RioCan's method of calculating FFO is in accordance with CIPPREC recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO measured by other issuers.

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

A reconciliation of GAAP net earnings to FFO is as follows:

	Three months ended September 30,		Nine months ended September 30,	
(thousands of dollars, except per unit amounts)	2004	2003	2004	2003
Net earnings	$ 40,373	$ 44,702	$ 122,343	$ 133,852
Amortization of tangible capital assets	19,739	7,070	57,947	21,390
Amortization of deferred tangible leasing costs	2,638	2,354	6,904	6,319
Amortization of deferred intangible leasing costs	1,353	–	3,215	–
Provision for dimunition in valuation of income properties	346	–	2,346	–
Loss (gain) from income properties held for sale	–	703	–	(584)
Discontinued operations	144	2,015	(2,901)	2,814
Funds from operations	$ 64,593	$ 56,844	$ 189,854	$ 163,791
Per unit				
Funds from operations per weighted average number of units outstanding	$ 0.36	$ 0.33	$ 1.06	$ 0.98

Future Changes in Significant Accounting Policies

We continually monitor the CICA's recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures.

The CICA Accounting Guideline 15, consolidation of variable interest entities ("VIE"), is effective for our fiscal year commencing January 1, 2005. The standard is required to be applied on a retroactive basis without restatement to prior periods. The guideline determines when a VIE should be consolidated which would generally occur: (i) when equity investors are not considered to have a controlling financial interest; or (ii) when controlling equity investors have not invested enough equity to allow the entity to finance its activities without additional financial support from other parties. We do not anticipate VIE's or any other recent accounting pronouncements to have a significant impact on our consolidated financial statements and note disclosures.

Risks and Uncertainities

In our MD&A for the two years ended December 31, 2003 and 2002 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. We have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2003 and 2002.

Document 98

MATERIAL CHANGE REPORT

1. *Name and Address of Reporting Issuer:*

   The full name of the issuer is RioCan Real Estate Investment Trust (the "**Trust**"), whose principal office is located at Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario M5X 1E3.

2. *Date of Material Change:*

   October 6, 2004

3. *Press Release:*

   A copy of the press release issued on October 6, 2004 is attached to this material change report as Schedule "A".

4. *Summary of Material Change:*

   On October 6, 2004, the Trust announced the formation of a strategic alliance with the Canada Pension Plan Investment Board to acquire premier regional power centres in Canada.

5. *Full Description of Material Change:*

   On October 6, 2004, the Trust announced the formation of a strategic alliance with the Canada Pension Plan Investment Board ("CPP Investment Board") to acquire premier regional power centres in Canada.

   The objective of the joint venture will be to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired in this joint venture will remain core, long-term holdings for both the Trust and CPP Investment Board. In addition, the Trust will provide property management, asset management, leasing, development, and construction management services for the centres acquired with CPP Investment Board.

6. *Confidential Filing:*

   Not applicable.

7. *Omitted Information:*

   None.

8. *Executive Officer:*

   Robert Wolf, Vice-President and Chief Financial Officer of the Trust, is the officer knowledgeable about the details of this material change report.

9. *Statement of Senior Officer:*

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 7th day of October, 2004.

"*Robert Wolf*"

Robert Wolf
Vice-President and Chief Financial Officer

Schedule “A”

PRESS RELEASE

CANADA PENSION PLAN INVESTMENT BOARD AND RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCE A STRATEGIC ALLIANCE TO INVEST IN CANADIAN REGIONAL POWER CENTRES

TORONTO, ONTARIO (October 6, 2004) - RioCan Real Estate Investment Trust ("RioCan") today announced that RioCan and the Canada Pension Plan Investment Board have formed a strategic alliance to acquire premier regional power centres in Canada.

The objective of the joint venture will be to acquire regional power centres in Canada on a 50/50 basis. It is the intention that properties acquired in this joint venture will remain core, long-term holdings for both RioCan and CPP Investment Board. In addition, RioCan will provide property management, asset management, leasing, development, and construction management services for the centres acquired with CPP Investment Board.

RioCan is the dominant owner of community and new format retail shopping centres in Canada, with a portfolio exceeding 43 million square feet (including partners' and shadow anchors' interests). It has a total staff of approximately 600, handling all facets of asset management, property management, accounting and reporting. A significant portion of RioCan's portfolio is comprised of new format retail, all constructed within the last 6 years.

Mr. Sonshine, Q.C., President & CEO of RioCan, said, "Working together with CPP Investment Board, RioCan can more profitably take advantage of investments in large, regional power centres. This type of property has come to be recognized within the retail real estate industry as having strong growth potential for the future. RioCan recognized this potential early in the development of this format and is pleased to have the opportunity of acquiring additional regional power centres together with CPP Investment Board."

About CPP Investment Board

The CPP Investment Board invests in capital markets the funds not needed by the Canada Pension Plan to pay current pensions. Cash flows are currently invested in equities and real estate to balance the cash and bonds owned by the Canada Pension Plan. By increasing the long-term value of funds, the CPP Investment Board will help the Canada Pension Plan to keep its pension promise to Canadians. Based in Toronto, the CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm's length from governments. For more information, visit www.cppib.ca.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.

RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 180 retail properties across Canada comprising an aggregate of approximately 43 million square feet, including partners' and shadow anchors' interests.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
www.riocan.com

Document 99

Saskatchewan
Financial Services
Commission

6th Floor
1919 Saskatchewan Drive
Regina, Canada
S4P 3V7

(306) 787-5645
(306) 787-5899 Telefax

RECEIPT FOR FINAL SECURITIES OFFERING DOCUMENT

Riocan Real Estate Investment Trust

Receipt is hereby acknowledged of a Prospectus Supplement dated September 13, 2004 to the Short Form Shelf Offering Prospectus dated September 22, 2003 of the above Issuer(s), for the sale of 5.29% Series D Debentures Due September 21, 2009.

Issued at Regina, Saskatchewan on September 16, 2004

Filing Fee Received: $1000.00

"Ian McIntosh"
(Deputy) Director
Saskatchewan Financial Services Commission

To:	Fogler, Rubinoff
Attention:	Mark Spiro
Project#	572520

Document 100

MATERIAL CHANGE REPORT

1. *Name and Address of Reporting Issuer:*

The full name of the issuer is RioCan Real Estate Investment Trust (the "**Trust**"), whose principal office is located at Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario M5X 1E3.

2. *Date of Material Change:*

September 13, 2004

3. *Press Release:*

A copy of the press releases issued on September 13, 2004 and September 20, 2004 are attached to this material change report as Schedule "A".

4. *Summary of Material Change:*

On September 20, 2004, the Trust completed its previously announced issue (the "**Offering**") of $110 million principal amount of 5.29% Series D debentures with a maturity date of September 21, 2009 (the "**Debentures**"). The Debentures were priced at 99.969% of their principal amount.

5. *Full Description of Material Change:*

On September 20, 2004, the Trust completed the Offering, for gross proceeds of $110,000,000. The Offering was underwritten by RBC Dominion Securities Inc.

The Debentures issued pursuant to the Offering have been qualified for distribution in all of the Provinces of Canada pursuant to a short-form shelf prospectus dated September 22, 2003 and a prospectus supplement dated September 13, 2004.

The Trust will use the net proceeds of the Offering in the manner determined by management of the Trust to be appropriate from time to time including any of the Trust's ongoing acquisition programs and for general purposes.

6. *Confidential Filing:*

Not applicable.

7. *Omitted Information:*

None.

8. *Executive Officer:*

Robert Wolf, Vice-President and Chief Financial Officer of the Trust, is the officer knowledgeable about the details of this material change report.

9. *Statement of Senior Officer:*

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 20th day of September, 2004.

"Robert Wolf"

Robert Wolf
Vice-President and Chief Financial Officer

Schedule "A"

PRESS RELEASES

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (September 13, 2004) -- RioCan Real Estate Investment Trust ("RioCan") today announced that it has agreed to issue, on a bought deal basis, $100 million principal amount of senior unsecured debentures with a maturity date of September 21, 2009. The offering is being underwritten by RBC Dominion Securities Inc. Closing of this issue is expected on or about September 20, 2004.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities regulatory authorities. RioCan may issue up to $275 million principal amount of senior unsecured debentures under the shelf prospectus over a two-year period.

The net proceeds from this offering, rated "BBB-" by Standard & Poors and "BBB" by Dominion Bond Rating Services, will be used by RioCan to fund its ongoing acquisition program and for general corporate purposes.

About RioCan:

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.

RioCan is Canada's largest real estate investment trust with total assets of approximately $3.8 billion. It has ownership interests in a portfolio of 178 retail properties across Canada containing an aggregate of approximately 36 million square feet.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES INCREASE IN PREVIOUSLY ANNOUNCED $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE TO $110 MILLION

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (September 13, 2004) -- RioCan Real Estate Investment Trust ("RioCan") has announced that as a result of investor demand, it has agreed to increase its previously announced issue of $100 million principal amount of senior unsecured debentures to a total issue size of $110 million. This new series of debentures will carry a coupon rate of 5.29% and will mature on September 21, 2009. The offering is being underwritten solely by RBC Dominion Securities Inc. and is expected to close on or about September 20, 2004.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities regulatory authorities. RioCan may issue up to $275 million principal amount of senior unsecured debentures under the shelf prospectus over a two-year period.

The net proceeds from this offering, rated "BBB-" by Standard & Poors and "BBB" by Dominion Bond Rating Services, will be used by RioCan to fund its ongoing acquisition program and for general corporate purposes.

About RioCan:

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.

RioCan is Canada's largest real estate investment trust with total assets of approximately $3.8 billion. It has ownership interests in a portfolio of 178 retail properties across Canada containing an aggregate of approximately 36 million square feet.

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FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: http://www.riocan.com

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES COMPLETION OF $110 MILLION UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (September 20, 2004) -- RioCan Real Estate Investment Trust ("RioCan") today announced that it has completed its previously announced issue, on a bought deal basis, of $110 million principal amount of senior unsecured debentures. The debentures carry a coupon rate of 5.29% and will mature on September 21, 2009. The issue was underwritten solely by RBC Dominion Securities Inc.

This offering was made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering are described in the prospectus supplement, which was filed with Canadian securities regulatory authorities. RioCan may issue up to $275 million principal amount of senior unsecured debentures (including the debentures issued this day) under the shelf prospectus over a two-year period.

The net proceeds from this offering, rated "BBB-" by Standard & Poor's and "BBB" by Dominion Bond Rating Services, will be used by RioCan to fund its ongoing acquisition program and for general purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.

RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 178 retail properties across Canada containing an aggregate of approximately 36 million square feet.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: http://www.riocan.com

Document 101

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES COMPLETION OF $110 MILLION UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (September 20, 2004) -- RioCan Real Estate Investment Trust ("RioCan") today announced that it has completed its previously announced issue, on a bought deal basis, of $110 million principal amount of senior unsecured debentures. The debentures carry a coupon rate of 5.29% and will mature on September 21, 2009. The issue was underwritten solely by RBC Dominion Securities Inc.

This offering was made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering are described in the prospectus supplement, which was filed with Canadian securities regulatory authorities. RioCan may issue up to $275 million principal amount of senior unsecured debentures (including the debentures issued this day) under the shelf prospectus over a two-year period.

The net proceeds from this offering, rated "BBB-" by Standard & Poor's and "BBB" by Dominion Bond Rating Services, will be used by RioCan to fund its ongoing acquisition program and for general purposes.

About RioCan

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.

RioCan is Canada's largest real estate investment trust with total assets of approximately $3.9 billion. It has ownership interests in a portfolio of 178 retail properties across Canada containing an aggregate of approximately 36 million square feet.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: http://www.riocan.com

Document 102

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES INCREASE IN PREVIOUSLY ANNOUNCED $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE TO $110 MILLION

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (September 13, 2004) -- RioCan Real Estate Investment Trust ("RioCan") has announced that as a result of investor demand, it has agreed to increase its previously announced issue of $100 million principal amount of senior unsecured debentures to a total issue size of $110 million. This new series of debentures will carry a coupon rate of 5.29% and will mature on September 21, 2009. The offering is being underwritten solely by RBC Dominion Securities Inc. and is expected to close on or about September 20, 2004.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities regulatory authorities. RioCan may issue up to $275 million principal amount of senior unsecured debentures under the shelf prospectus over a two-year period. The net proceeds from this offering, rated "BBB-" by Standard & Poors and "BBB" by Dominion Bond Rating Services, will be used by RioCan to fund its ongoing acquisition program and for general corporate purposes.

About RioCan:

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.

RioCan is Canada's largest real estate investment trust with total assets of approximately $3.8 billion. It has ownership interests in a portfolio of 178 retail properties across Canada containing an aggregate of approximately 36 million square feet.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: http://www.riocan.com

Document 103

RIOCAN REAL ESTATE INVESTMENT TRUST ANNOUNCES $100 MILLION SENIOR UNSECURED DEBENTURE ISSUE

MEDIA RELEASE IS NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO (September 13, 2004) -- RioCan Real Estate Investment Trust ("RioCan") today announced that it has agreed to issue, on a bought deal basis, $100 million principal amount of senior unsecured debentures with a maturity date of September 21, 2009. The offering is being underwritten by RBC Dominion Securities Inc. Closing of this issue is expected on or about September 20, 2004.

This offering is being made under RioCan's shelf prospectus dated September 22, 2003. The terms of the offering will be described in the prospectus supplement to be filed with Canadian securities regulatory authorities. RioCan may issue up to $275 million principal amount of senior unsecured debentures under the shelf prospectus over a two-year period. The net proceeds from this offering, rated "BBB-" by Standard & Poors and "BBB" by Dominion Bond Rating Services, will be used by RioCan to fund its ongoing acquisition program and for general corporate purposes.

About RioCan:

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions, which continuously increase over time.
RioCan is Canada's largest real estate investment trust with total assets of approximately $3.8 billion. It has ownership interests in a portfolio of 178 retail properties across Canada containing an aggregate of approximately 36 million square feet.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

Document 104

AUTORITÉ DES MARCHÉS FINANCIERS

NUMÉRO DE PROJET SÉDAR: 572520

DOSSIER N°: 11720

Montréal le 14 septembre 2004

Fonds de placement immobilier Riocan

Objet : Supplément de prospectus
Reçu le 14 septembre 2004

Messieurs, nous accusons

réception du supplément de prospectus daté du 13 septembre 2004 au prospectus simplifié définitif de Fonds de placement immobilier Riocan daté du 23 septembre 2003, visant le placement de débentures série D à 5.29 % échéant le 21 septembre 2009. Ce document fait maintenant partie des dossiers publics de l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »).

Des droits au montant de 5 100,00 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

Document 105

SOBERMAN LLP

September 13, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Autorite des marches financiers
Saskatchewan Securities Commission

Dear Sirs:

Re: RioCan Real Estate Investment Trust (the "REIT")

We refer to a prospectus supplement dated September 13, 2004 to a base shelf short form prospectus of the REIT dated September 22, 2003 relating to the offer for sale and issue of senior unsecured debt securities.

We consent to the use, through incorporation by reference in the above-mentioned base shelf short form prospectus, of our report dated January 22, 2004 to the unitholders of the REIT on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of earnings, unitholders' equity and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the prospectus supplement dated September 13, 2004 to the base shelf short form prospectus dated September 22, 2003 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

SOBERMAN LLP

Soberman LLP

Chartered Accountants

2 St. Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Document 106

Goodmans LLP

250 Yonge Street, Suite 2400
Toronto, Ontario Canada M5B 2M6

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

September 13, 2004

HARD COPY ON FILE
VIA SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT") Prospectus Supplement dated September 13, 2004 to Short Form Base Shelf Prospectus dated September 22, 2003

We refer to the Prospectus Supplement of the REIT dated September 13, 2004 (the "Prospectus Supplement") relating to the qualification of the distribution of senior unsecured debentures due September 21, 2009 of the REIT.

We hereby consent to the legal opinions contained in the Prospectus Supplement under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Consideration". In addition, we consent to the reference to our name in the Prospectus Supplement on the cover page and under the heading "Legal Matters".

We have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus Supplement or within our knowledge as a result of the services performed by us in connection with such opinion.

This letter is solely for the private information of the addressees and is not to be used, quoted or referred to, in whole or in part in any document, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied upon by any other person.

Yours truly,

"Goodmans LLP"

Document 107

TORYS LLP

NEW YORK TORONTO

Suite 3000
79 Wellington St. W.
Box 270, TD Centre
Toronto, Ontario
M5K 1N2 Canada

TEL 416.865.0040
FAX 416.865.7380

www.torys.com

September 13, 2004

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Offering of Senior Unsecured Debentures

We hereby consent to the reference to our name on the cover page and under the heading "Legal Matters" and to the reference to our name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the prospectus supplement dated September 13, 2004 (the "Prospectus") relating to the offering of senior unsecured debentures.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

"Torys LLP"

Document 108

PROSPECTUS SUPPLEMENT

To a Short Form Prospectus Dated September 22, 2003

This prospectus supplement together with the short form prospectus to which it relates dated September 22, 2003, as amended or supplemented, and each document deemed to be incorporated by reference in the short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

New issue September 13, 2004

RIOCAN REAL ESTATE INVESTMENT TRUST

(a trust created under the laws of Ontario)

$110,000,000

5.29% Series D Debentures Due September 21, 2009

(Senior Unsecured)

Interest on the 5.29% Series D Debentures (the "**Debentures**") of RioCan Real Estate Investment Trust ("**RioCan**") will be payable semi-annually in arrears on March 21 and September 21 in each year commencing March 21, 2005. The Debentures will mature on September 21, 2009. Please see "Details of the Offering" for particulars of the material attributes of the Debentures.

At the time of closing, the Debentures will qualify for investment under the statutes set out under "Eligibility for Investment".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

	Price to Public[(1)]	Underwriter's Fee[(2)]	Net Proceeds to RioCan[(3)]
Per $1,000 principal amount of Debentures	$ 999.69	$ 10.00	$ 989.69
Total	$109,965,900	$1,100,000	$108,865,900

(1) The Debentures have been priced to yield 5.297% if held to maturity.

(2) Consists of an Underwriter's fee of $1,100,000.

(3) Plus accrued interest, if any, from September 20, 2004 to the date of delivery.

RBC Dominion Securities Inc. (the "**Underwriter**") has agreed to purchase the Debentures from RioCan at 99.969% of their principal amount, plus accrued interest (if any) from September 20, 2004 to the date of delivery, subject to the terms and conditions of the underwriting agreement described under "Plan of Distribution".

RBC Dominion Securities Inc. is a subsidiary of a Canadian chartered bank (the "Bank"). The Bank is a lender to RioCan. Consequently, RioCan may be considered to be a connected issuer of the Underwriter under applicable Canadian securities legislation. See "Plan of Distribution".

The Debentures will be offered to the public at prices to be negotiated between each purchaser and the Underwriter. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures.

The Underwriter, as principal, conditionally offers the Debentures, subject to prior sale, if, as and when issued by RioCan and accepted by the Underwriter in accordance with the conditions of the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of RioCan by Goodmans LLP and on behalf of the Underwriter by Torys LLP.

RioCan has been advised by the Underwriter that, in connection with this offering, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. Please see "Plan of Distribution".

Subscriptions for the Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on September 20, 2004 or on such other date as RioCan and the Underwriter may agree but not later than September 27, 2004 and that Debentures will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited on or about closing.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form prospectus of RioCan dated September 22, 2003 (the "**Short Form Prospectus**"), solely for the purpose of offering the Debentures. Other documents are also incorporated or deemed to be incorporated by reference into the Short Form Prospectus and reference should be made to the Short Form Prospectus for full particulars thereof. In addition, the following documents, filed by RioCan with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into this prospectus supplement:

(i) RioCan's renewal annual information form dated April 28, 2004;

(ii) RioCan's comparative consolidated financial statements for the year ended December 31, 2003, together with the auditors' report thereon;

(iii) RioCan's management's discussion and analysis of the consolidated financial position and results of operations for the year ended December 31, 2003;

(iv) RioCan's comparative unaudited consolidated interim financial statements for the three and six month periods ended June 30, 2004;

(v) RioCan's management's discussion and analysis of the consolidated financial position and results of operations for the three and six month periods ended June 30, 2004;

(vi) RioCan's management information circular dated April 14, 2004 regarding RioCan's annual and special meeting of unitholders held on June 2, 2004, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph" (the "Circular"); and

(vii) RioCan's material change report dated October 21, 2003, in connection with the completion of an offering of 5,000,000 units at $14.10 per unit.

Any statement contained in the Short Form Prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or in the Short Form Prospectus for the purposes of the offering of Debentures will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the Short Form Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the Short Form Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by

reference may be obtained on request without charge from the Secretary of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033). For the purposes of the Province of Quebec, this prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the issuer at the above-mentioned address and telephone number.

ELIGIBILITY FOR INVESTMENT

At the date of closing, the purchase of the Debentures will not be prohibited, subject to general investment provisions and, in certain cases, subject to prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes:

Insurance Companies Act (Canada)	*Pension Benefits Standards Act 1985* (Canada)
Trust and Loan Companies Act (Canada)	*Pension Benefits Act* (Ontario)

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP counsel to the Underwriter, at the date of closing, the Debentures will not be a prohibited investment for a registered pension plan under the *Income Tax Act* (Canada) (the "**Tax Act**") other than a plan for which RioCan, or a person who is connected with, controlled directly or indirectly in any manner or that does not deal at arm's length with RioCan, is the employer. As long as RioCan is a mutual fund trust, the units of which are listed on a prescribed stock exchange, the Debentures will be qualified investments under the Tax Act and the regulations thereunder (the "Regulations") for a trust governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan (collectively "Plans"), other than a deferred profit sharing plan for which RioCan, or a corporation with which RioCan does not deal at arm's length, is the employer. Based, in part, on a certificate of RioCan as to certain factual matters, the Debentures, if issued on the date of this Prospectus Supplement, would not, on that date constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on those tax exempt entities subject to foreign property limitations.

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property". However, no assurances can be given that RioCan will not become a "business income trust" or that Debentures will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

CREDIT RATINGS

Standard & Poor's Rating Services (S&P) and the Dominion Bond Rating Service Limited (DBRS) provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided RioCan with an entity credit rating of BBB and a credit rating of BBB – relating to the Debentures. DBRS has provided RioCan with a credit rating of BBB (stable) relating to the Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies. The credit ratings accorded to the Debentures are not recommendations to purchase, hold or sell the Debentures. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised by a rating agency at any time.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITS and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). RioCan has a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated RioCan with the highest stability rating for any REIT in Canada.

DEFINITIONS

The following terms used below are defined in the Series D Indenture (as defined below under "Details of the Offering") substantially as follows.

"**Adjusted Unitholders' Equity**" at any time, means the aggregate of the amount of Unitholders' equity of RioCan and the accumulated building amortization recorded in the books and records of RioCan in respect of its properties at such time, calculated as at such date in accordance with generally accepted accounting principles.

"**Aggregate Assets**" of RioCan as of any date means the total assets of RioCan, excluding goodwill, determined on a consolidated basis plus accumulated building amortization of income properties determined in accordance with generally accepted accounting principles.

"**Capital Lease Obligation**" of any person means the obligation of such person, as lessee, to pay rent or other payment amounts under a lease of real or personal property which is required to be classified and accounted for as a capital lease or a liability on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

"**Change of Control**" means the acquisition by a person, or group of persons acting jointly and in concert, of units of RioCan (and/or securities convertible into units of RioCan) representing (on a diluted basis, but only giving effect to the conversion or exercise of convertible securities held by such person or group of persons) greater than 50% of the units of RioCan.

"**Consolidated EBITDA**" for any period means Consolidated Net Income increased by the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense of RioCan for such period (other than income taxes, either positive or negative, attributable to extraordinary or non-recurring gains or losses) determined on a consolidated basis in accordance with generally accepted accounting principles, (iii) consolidated amortization of income properties (including provisions for diminution of income properties) for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, (iv) consolidated amortization of deferred expenses of RioCan for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, and (v) other non-cash items reducing Consolidated Net Income resulting from a change in accounting principles in determining Consolidated Net Income for such period.

"**Consolidated Indebtedness**" as at any date means the consolidated Indebtedness of RioCan as at such date determined, except as otherwise expressly provided in the Series D Indenture or in the Trust Indenture (both as defined under "**Details of the Offering**"), in accordance with generally accepted accounting principles.

"**Consolidated Interest Expense**" of RioCan for any period means the aggregate amount of interest expense of RioCan in respect of Indebtedness, Capital Lease Obligations, the original issue discount of any Indebtedness issued at a price less than the face amount thereof paid, accrued or scheduled to be paid or accrued by RioCan during such period and, to the extent interest has been capitalized on projects that are under development or held for future development during the period, the amount of interest so capitalized, all as determined on a consolidated basis in accordance with generally accepted accounting principles (provided that, notwithstanding its presentation under generally accepted accounting principles, all interest expense of RioCan in respect of convertible debt Indebtedness (as defined below) will be included (without duplication) in determining Consolidated Interest Expense).

"**Consolidated Net Income**" for any period means the net income (loss) of RioCan for such period determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any asset of RioCan, other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

"**generally accepted accounting principles**" means Canadian generally accepted accounting principles in effect as of the date hereof.

"**Indebtedness**" of any person means (without duplication) (i) any obligation of such person for borrowed money (including, for greater certainty, the full principal amount of convertible debt, notwithstanding its presentation under generally accepted accounting principles), (ii) any obligation of such person incurred in connection with the acquisition of property, assets or businesses, (iii) any obligation of such person issued or assumed as the deferred purchase price of property, (iv) any Capital Lease Obligation of such person and (v) any obligation of the type referred to in clauses (i) through (iv) of another person, the payment of which such person has guaranteed or for which such person is responsible or liable; provided that, for the purpose of clauses (i) through (v) (except in respect of convertible debt, as described above), an obligation will constitute Indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of such person in accordance with generally accepted accounting principles. Obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to RioCan's unitholders ("Unitholder"), accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith and indebtedness with respect to the unpaid balance of instalment receipts, where such indebtedness has a term not in excess of 12 months, will be deemed not to be Indebtedness for the purposes of this definition.

"**Lien**" means, with respect to any property or asset, any mortgage, charge, hypothecation, pledge, encumbrance on, or other security interest in, such property or asset.

"**Material Subsidiary**" at any date, means any Subsidiary which constitutes more than 10% of the Adjusted Unitholders' Equity calculated as at such date.

"**Subsidiary**" has the meaning ascribed to it in the *Securities Act* (Ontario) (applied as if RioCan were a corporation for such purposes).

INTEREST COVERAGES

The interest on RioCan's debt for the 12 months ended December 31, 2003 was $137,779,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense and income taxes, depreciation and amortization was $349,527,000, which is 2.54 times RioCan's interest requirements for such period. After giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the audited annual financial statements of RioCan for the year ended December 31, 2003 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's interest requirements for such period would have been $144,831,000 and its net income (before deducting interest expense and income taxes, depreciation and amortization) for such period would have been $349,527,000, which is 2.41 times RioCan's interest requirements for such period.

The interest on RioCan's debt for the 12 months ended June 30, 2004 (unaudited) was $142,945,000. Net income (determined in the manner described below) for such 12-month period, before deducting interest expense, income taxes, depreciation and amortization was $373,439,000, which is 2.61 times RioCan's interest requirements for such period. After giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness subsequent to the 12-month period ended June 30, 2004 (including the Debentures offered under this prospectus supplement but without recognizing any earnings related to such transactions), and all servicing costs that have been, or are expected to be, incurred in connection therewith, RioCan's net income (before deducting interest expense, income taxes, depreciation and amortization) for such period would have been 2.48 times RioCan's interest requirements for such period.

For the purposes of the interest coverages described above, RioCan's net income is determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any gain or loss (net of any tax impact) attributable to the sale or other disposition of any RioCan asset other than the sale or disposition of income properties held for resale, (ii) any extraordinary gains and losses of RioCan, determined on a consolidated basis in accordance with generally accepted accounting principles and (iii) other non-recurring items.

CONSOLIDATED CAPITALIZATION

There have been no material changes in RioCan's Adjusted Unitholders' Equity and Indebtedness since December 31, 2003, the date of RioCan's financial statements for its most recently completed financial year filed with the securities regulatory authorities, other than the net increase in Consolidated Indebtedness of approximately $10 million, which has been incurred in the ordinary course of business.

DETAILS OF THE OFFERING

*The following is a brief summary of the material attributes and characteristics of the Debentures which does not purport to be complete. For full particulars, reference is made to the trust indenture (the "**Trust Indenture**") dated as of October 31, 1997 described in the Short Form Prospectus, as amended as of August 15, 2001 and as further amended or restated from time to time, and to the fifth supplemental trust indenture to be dated as of September 20, 2004 between RioCan and CIBC Mellon Trust Company (the "**Indenture Trustee**") providing, among other things, for the creation and issue of the Debentures (the Trust Indenture, as supplemented by the fifth supplemental trust indenture, are collectively referred to as the "**Series D Indenture**").*

General

The Debentures will be issued in $1,000 denominations limited to $110,000,000 aggregate principal amount, will be dated September 20, 2004, will bear interest at the rate of 5.29% per annum, payable in semi-annual instalments on March 21 and September 21 in each year, with the first payment of interest due on March 21, 2005, and will mature on September 21, 2009.

Rank

The Debentures will be direct senior unsecured obligations of RioCan and will rank equally and rateably with one another and with all other unsecured and unsubordinated Indebtedness of RioCan, except to the extent prescribed by law.

Redemption by RioCan

At its option, RioCan my redeem the Debentures at any time, in whole or in part, on payment of a redemption price equal to the greater of (i) the Canada Yield Price and (ii) par, together in each case with accrued and unpaid interest to the date fixed for redemption. RioCan will give notice of redemption at least 30 days but not more than 60 days before the date fixed for redemption. Where less than all of the Debentures are to be redeemed pursuant to their terms, the Debentures to be so redeemed will be redeemed on a pro rata basis according to the principal amount of Debentures registered in the respective name of each holder of Debentures or in such other manner as the Indenture Trustee may consider equitable.

For the purposes of the foregoing provisions, the following terms will be defined in the Series D Indenture substantially as follows:

"Canada Yield Price" means a price equal to the price of the Debentures calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield plus .31%, on the business day preceding the date on which RioCan gives notice of redemption of the Debentures pursuant to the Series D Indenture.

"Government of Canada Yield" on any date means the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity, calculated as of the redemption date of the Debentures, such yield to maturity being the average of the yields provided by two major Canadian investment dealers selected by RioCan.

Purchase of Debentures

RioCan may at any time and from time to time purchase Debentures in the market (which will include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or private contract at any price. Debentures that are so purchased will be cancelled and will not be reissued or resold.

Certain Covenants

The Series D Indenture will contain covenants substantially to the following effect, in addition to those prescribed in the Trust Indenture.

Consolidated EBITDA to Consolidated Interest Expense Ratio

RioCan will maintain a ratio of Consolidated EBITDA to Consolidated Interest Expense of not less than 1.65 to 1.

Restrictions on Additional Indebtedness

RioCan will not incur, or permit any Subsidiary to incur, any Indebtedness unless the quotient (expressed as a percentage) obtained by dividing Consolidated Indebtedness by Aggregate Assets, calculated on a pro forma basis as described below (the "**Indebtedness Percentage**"), would be less than or equal to 60% (the "**Debt Incurrence Tests**").

Equity Maintenance

RioCan will maintain an Adjusted Unitholders' Equity of at least $1 billion.

The interest coverage as at June 30, 2004 and December 31, 2003 determined in accordance with the Series D Indenture after giving effect to this offering are as set out above (please see "**Interest Coverages**").

The Series D Indenture will provide that the Indebtedness Percentage will be calculated on a pro forma basis as at the date of RioCan's most recently published balance sheet (the "**Balance Sheet Date**") giving effect to the incurrence of the Indebtedness to be incurred and the application of the proceeds therefrom and to any other event that has increased or decreased Consolidated Indebtedness or Aggregate Assets since the Balance Sheet Date to the date of calculation.

Restrictions on Consolidations and Mergers

RioCan may not consolidate with, amalgamate or merge with or into or sell, assign, transfer or lease all or substantially all of its properties and assets unless:

(i) the entity formed by such consolidation or amalgamation or into which RioCan is merged or the entity which acquires by operation of law or by conveyance or by transfer the assets of RioCan substantially as an entirety is a corporation or unincorporated organization organized or existing under the laws of Canada or any province or territory thereof and (except where such assumption is deemed to have occurred solely by the operation of law) such entity assumes under a supplemental trust indenture all the obligations of RioCan under the Series D Indenture and the Debentures;

(ii) immediately before and immediately after giving effect to such transaction, no Event of Default (as defined in the Trust Indenture) has occurred and is continuing; and

(iii) immediately after giving effect to such transaction, the surviving entity could incur at least $1.00 of additional Indebtedness.

Depository Services

Except as otherwise provided below, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through participants ("**Participants**") in the depository service of The Canadian Depository for Securities Limited or a successor ("**CDS**"), which include securities brokers and dealers, banks and trust companies. On the date of closing, RioCan will cause a global certificate or certificates representing the Debentures (each, a "**Global Debenture**") to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of a Debenture will be entitled to a certificate or other instrument from RioCan or CDS evidencing that Debentureholder's ownership thereof, and no Debentureholder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such Debentureholder. Each Debentureholder will receive a customer confirmation of purchase from the registered dealer from which the Debenture is purchased in accordance with the practices and procedures of that registered dealer. Practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures.

Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) RioCan determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and RioCan is unable to locate a qualified successor, (ii) RioCan at its option elects, or is required by law, to terminate the book-entry system through CDS or (iii) after the occurrence of an Event of Default, holders of Debentures representing beneficial interests aggregating over 50% of the outstanding principal amount of Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Transfers

Transfers of ownership in the Debentures will be effected only through records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Debentures, may do so only through Participants.

The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder's interest in an Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Payment of Interest and Principal

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Debenture, payments of interest and principal on each Global Debenture will be made to CDS as registered holder of the Global Debenture. Interest payments on the Global Debenture will be made by cheque dated the date interest is payable and delivered to CDS two days before the date interest is payable. Payments of interest may also be made by electronic funds transferred to CDS at the option of RioCan. Principal payments on the Global Debenture will be made by cheque dated the maturity date delivered to CDS at maturity against receipt of the Global Debenture. As long as CDS is the registered holder of the Global Debenture, CDS will be considered the sole owner of the Global Debenture for the purpose of receiving payment on the Debentures and for all other purposes under the Series D Indenture and the Debentures.

RioCan expects that CDS, upon receipt of any payment of principal or interest in respect of a Global Debenture, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debenture as shown on the records of CDS. RioCan also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants. The responsibility and liability of RioCan and the Indenture Trustee in respect of Debentures represented by the Global Debenture is limited to making payment of any principal and interest due on such Global Debenture to CDS.

If the date for payment of any amount of principal or interest on any Debenture is not a business day at the place of payment, then payment will be made on the next business day and the holder of the Debenture will not be entitled to any further interest or other payment in respect of the delay.

Change of Control

In the event of a Change of Control, the Holders may require RioCan to repurchase their Debentures, in whole or in part, at a price of (i) 101% of the principal amount of such Debentures plus (ii) all accrued interest to the date of repurchase.

PLAN OF DISTRIBUTION

Under an underwriting agreement (the "**Underwriting Agreement**") dated September 13, 2004 between the Underwriter and RioCan, RioCan has agreed to sell and the Underwriter has agreed to purchase, on September 20, 2004 or such other date as may be agreed upon, but not later than September 27, 2004, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, $110,000,000 principal amount of Debentures at a price equal to 99.969% of their principal amount, plus accrued interest (if any) from September 20, 2004 to the date of delivery, payable in cash to RioCan against delivery of such principal amount of Debentures. The Underwriting Agreement provides that RioCan will pay the Underwriter a fee of $1,100,000 on account of underwriting services rendered in connection with this offering. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

The Debentures will be offered to the public at prices to be negotiated by the Underwriter with purchasers. Accordingly, the price at which the Debentures will be offered and sold to the public may vary as between purchasers and during the period of distribution of the Debentures. The Underwriter's overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debentures by the purchasers exceeds or is less than the gross proceeds paid by the Underwriter to RioCan.

RioCan has been advised by the Underwriter that, in connection with this offering, the Underwriter may over-allot or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriter is a wholly-owned subsidiary of a Canadian chartered bank (the "**Bank**"), which is a lender to RioCan. As of September 1, 2004, RioCan was indebted to the Bank in an aggregate amount of approximately $45.6 million, which debt is secured by specific properties. Consequently, RioCan may be considered a connected issuer of the Underwriter for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, RioCan is in compliance with the terms of its indebtedness. Since the date the indebtedness to the Underwriter was incurred, the financial position of RioCan and the value of the collateral granted as security for the indebtedness have not materially changed. The decision of the Underwriter to underwrite the offering was made independently of the Bank and the Bank had no influence as to the determination of the terms of the distribution. The Underwriter will not receive any benefit in connection with this offering other than the Underwriter's fee payable by RioCan.

USE OF PROCEEDS

The estimated net proceeds to RioCan from this offering, after deducting the Underwriter's fees, will be approximately $108,865,900. RioCan will use the net proceeds of this offering in the manner determined by management to be appropriate from time to time, including to fund any of RioCan's ongoing acquisition programs and for general purposes.

RECENT DEVELOPMENTS

The following is a summary of the developments in the business and affairs of RioCan following the filing of the Short Form Prospectus.

At the annual and special meeting of Unitholders that was held on June 2, 2004, Unitholders approved various amendments to the "Fundamental Restrictions" and "Computation of Income" sections contained in RioCan's amended and restated declaration of trust. A description of these amendments can be found at pages 7 through 10 of the Circular, which is incorporated herein by reference.

At the Meeting, the board of trustees was increased to 10 members. Unitholders elected two new members to RioCan's board of trustees, Dale H. Lastman and Ronald Osborne.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, counsel to RioCan, and Torys LLP, counsel to the Underwriter, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Debentures (a "**Holder**") who acquires Debentures pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds the Debentures as capital property and deals with RioCan at arm's length. Generally, the Debentures will be considered capital property to a Holder provided that the Holder does not hold the Debentures in the course of carrying on a business and has not acquired them as an adventure in the nature of trade. Certain Holders whose Debentures might not otherwise qualify as capital property may be entitled to obtain such qualification in certain circumstances by making an irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules) or a "specified financial institution", or a Holder an interest in which is a "tax shelter investment" (all as defined in the Tax Act). Such Holders should consult their own tax advisors having regard to their particular circumstances.

This summary is based upon the facts set out in the Short Form Prospectus and this Prospectus Supplement, the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Revenue Agency. There can be no assurance that the proposed amendments will be implemented in their current form or at all.

This summary does not otherwise take into account or anticipate any changes of law or practice, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Debentures, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Debentures. All payments to non-residents of interest on the Debentures (including amounts deemed to be interest for purposes of the Tax Act) will be net of any applicable withholding taxes.

A Holder that is a corporation, partnership, unit trust or trust of any which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such interest was otherwise included in the Holder's income for a preceding taxation year.

Any other Holder, including an individual and trusts of which an individual is a beneficiary, will be required to include in income for a taxation year any interest on a Debenture received or receivable by such Holder in that year (depending upon the method regularly followed by the Holder in computing income), except to the extent that the interest was included in the Holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to the Holder, such Holder will be required to include in computing income for a taxation year any interest that accrued or is deemed to accrue to the Holder on a Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year, except to the extent that such interest was otherwise included in the Holder's income for that or a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a purchase for cancellation, a Holder will generally be required to include in income the amount of interest accrued or deemed to accrue on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Holder's income for the taxation year or a previous taxation year. A Holder may also be required to include in computing income, the amount of any discount received or receivable by such Holder. In general, a disposition or deemed disposition of a Debenture will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any other amount included in computing income and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition.

One-half of the amount of any capital gain (a "**taxable capital gain**") realized by a Holder in a taxation year generally must be included in the Holder's income for that year, and one-half of the amount of any capital loss (an "**allowable capital loss**") realized by a Holder in a taxation year may generally be deducted from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

A Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts of interest and taxable capital gains.

A Holder that is a corporation will not be entitled to include any amount in respect of the Debentures in computing its "investment allowance" for purposes of computing "taxable capital" (both as defined in the Tax Act) under Part 1.3 (Tax on Large Corporations) of the Tax Act.

Budget Proposals

On March 23, 2004, the Minister of Finance (Canada) proposed amendments to the Tax Act (the "Budget Proposals") to restrict direct and indirect holdings in certain "business income trusts" (as defined in the Budget Proposals) by certain tax-exempt entities. The Budget Proposals were originally scheduled to apply commencing after 2004. On May 18, 2004, the Minister of Finance (Canada) announced that the application of the Budget Proposals was suspended to allow further consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties.

If the Budget Proposals were to be enacted as originally proposed, a "designated taxpayer" would be subject to a monthly penalty tax in respect of each month ending after 2004 where, at the end of that month, the designated taxpayer holds "restricted investment property" and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties. The monthly tax would be 1% of such excess. For this purpose, restricted investment property includes units and debt of a "business income trust" (other than an "exempt trust") and interests in (or debts of) certain entities where the cost amount to such entities of their restricted investment property exceeds 1% of the cost of all of their property.

For the purposes of these Budget Proposals, a "designated taxpayer" includes registered pension plans and funds and pension corporations as described in paragraphs 149(1)(o) to (o.2) of the Tax Act (but does not include Plans).

For the purposes of the Budget Proposals a trust will, in general terms, constitute a "business income trust" if it is a "unit trust" (as defined in the Tax Act) and 50% or more of the fair market value of all of the trust's property is attributable, directly or indirectly, to certain types of property. RioCan has advised counsel that due to the nature of its investments and property and their relative fair market values and cost amounts that, on the date hereof, RioCan will not constitute a "business income trust" and Debentures will not constitute "restricted investment property". However, no assurances can be given that RioCan will not become a "business income trust" or that Debentures will not become "restricted investment property" in the future. Prospective purchasers who are designated taxpayers, or prospective purchasers an interest in (or debt of) which may constitute restricted investment property, should consult their own tax advisors regarding the potential application of the Budget Proposals.

RISK FACTORS

There are risks associated with the Debentures being distributed under the Offering. In addition to the risks described herein, reference is made to the section entitled "Risk Factors" beginning at page 70 of RioCan's renewal annual information form dated April 28, 2004, which is incorporated herein by reference.

Credit Ratings

Real or anticipated changes in credit ratings on the Debentures may affect the market value of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which RioCan can access the debenture market.

Coverage Ratios

See "Interest Coverages" which is relevant to an assessment of the risk that RioCan will be unable to pay interest or principal on the Debentures when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Debentures, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Debentures, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Trading Market for Debentures

If the Debentures are traded after their initial issuance, they may trade at a discount from their initial public offering price depending on prevailing interest rates, the market for similar securities, the performance of RioCan and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Debentures. To the extent that an active trading market for the Debentures does not develop, the liquidity and trading prices for the Debentures may be adversely affected.

LEGAL MATTERS

Legal matters in connection with the issuance of the Debentures offered by this prospectus supplement will be passed upon at the date of closing on behalf of RioCan by Goodmans LLP and on behalf of the Underwriter by Torys LLP.

As of the date hereof, the partners and associates of Goodmans LLP, as a group, and Torys LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the board of trustees of RioCan.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the short form prospectus of RioCan Real Estate Investment Trust (the "REIT") dated September 22, 2003 and the prospectus supplement of the REIT dated September 13, 2004 relating to the issue and sale of senior unsecured debentures due September 21, 2009 of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2003 and 2002, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 22, 2004.

Toronto, Ontario
September 13, 2004

(Signed) SOBERMAN LLP
Chartered Accountants

UNDERWRITER'S CERTIFICATE

Dated: September 13, 2004

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the short form prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the short form prospectus and this supplement as required by the securities laws of all the provinces of Canada and does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

(Signed) DAVID M. DULBERG

Document 109

UNDERWRITING AGREEMENT

September 13, 2004

RioCan Real Estate Investment Trust
The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Mr. Edward Sonshine, Q.C.

Dear Sirs:

We understand that RioCan Real Estate Investment Trust (the "Trust") desires to issue and sell $110,000,000 principal amount of senior unsecured debentures due September 21, 2009 bearing interest at a rate of 5.29% *per annum* during such term (the "Debentures") on and subject to the terms more particularly described below. We further understand that RioCan has filed a short form shelf prospectus (the "Shelf Prospectus") dated September 22, 2003 relating to the issuance of debt securities and is prepared:

(i) to create and issue the Debentures; and

(ii) to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Provinces.

RBC Dominion Securities Inc. (the "Underwriter") offers to purchase from the Trust, upon and subject to the terms and conditions contained herein, and by its acceptance hereof the Trust agrees to sell to the Underwriter, at the Closing Time, all, but not less than all, of the Debentures at a price of $999.69 per $1,000 principal amount thereof for an aggregate purchase price of $109,965,900 (the "Purchase Price"), plus accrued interest, if any, from September 20, 2004 to the date of delivery.

In consideration of the services to be rendered by the Underwriter in connection with the distribution of the Debentures, including assisting in preparing documentation relating to the Debentures, including the Prospectus Supplement, selling the Debentures to the public directly and through other investment dealers and brokers and performing administrative work in connection with the sale of the Debentures, the Trust agrees to pay to the Underwriter, at the Closing Time, a fee equal to 1.00% of the par value of the Debentures acquired (the "Underwriting Fee").

Terms and Conditions

1. Definitions and Interpretation

1.1 Whenever used in this Agreement:

"Agreement" means the agreement resulting from the acceptance by the Trust of the terms of this letter;

"AIF" means the annual information form of the Trust dated April 28, 2004;

"Amendment" means, as applicable, any amendment to the Shelf Prospectus or the Supplemented Prospectus;

"Auditors" means Soberman LLP, Chartered Accountants, the auditors of the Trust;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or legal holiday in Toronto;

"Closing Date" means September 20, 2004 or such other date as the Trust and the Underwriter may mutually agree upon in writing but, in any event, not later than September 27, 2004;

"Closing Time" means 10:00 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the Trust and the Underwriter may mutually agree upon in writing;

"Debentures" means the senior unsecured debentures of the Trust due September 21, 2009, bearing interest at a rate of 5.29% payable semi-annually on March 21 and September 21 of each year (the first such interest payment being due on March 21, 2005), to be issued by the Trust as contemplated by this Agreement, having the attributes corresponding in all material respects to the descriptions thereof in this Agreement and in the Supplemented Prospectus;

"Declaration of Trust" means the amended and restated declaration of trust of the Trust, dated as of June 2, 2004;

"Documents Incorporated by Reference" means the AIF, the Trust's audited comparative financial statements and the notes thereto for the fiscal year ended December 31, 2003, together with the Auditors' report thereon, the unaudited comparative interim financial statements for the three month period ended March 31, 2004 and the six month period ended June 30, 2004, including management's discussion and analysis relating thereto, the MD&A, the Management Information Circular, the material change report dated October 21, 2003, in connection with the completion of an offering of 5,000,000 Units at $14.10 per Unit, and all material change reports of the Trust (other than confidential reports) filed with the

securities commissions or other regulatory bodies after the date of the Supplemented Prospectus, and on or before the Closing Time;

"Existing Properties" means the properties now owned by the Trust and described in the Documents Incorporated by Reference;

"Financial Information" has the meaning ascribed thereto in paragraph 4.3;

"Hazardous Material" has the meaning ascribed thereto in paragraph 6.1.19;

"Indemnified Parties" has the meaning ascribed thereto in paragraph 8.1;

"Management Information Circular" means the management information circular of the Trust dated April 14, 2004 relating to the annual and special meeting of Unitholders held on June 2, 2004 excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

"MD&A" means management's discussion and analysis contained at pages 24 through 38 of the 2003 annual report of the Trust, which was incorporated by reference into the AIF;

"Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, unincorporated organization, a government or an agency or political subdivision thereof;

"Prospectus Supplement" means the prospectus supplement of the Trust, which, together with the Shelf Prospectus, will qualify the distribution of the Debentures in each of the Qualifying Provinces (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Purchase Price" has the meaning ascribed thereto above;

"Qualification Deadline" means 12:00 p.m. Toronto time on September 14, 2004 or such later date and time as the Trust and the Underwriter may mutually agree upon in writing;

"Qualifying Provinces" means all of the provinces of Canada;

"Rating Agency" means Standard & Poor's and Dominion Bond Rating Service Limited or either of them as the context requires;

"Securities Laws" means collectively, and, as the context may require, the securities legislation, regulations and the policies of the securities regulatory bodies of the Qualifying Provinces including, without limitation, National Instrument 44-102 of the Canadian Securities Administrators;

"Selling Firm" has the meaning ascribed thereto in paragraph 2.2;

"Shelf Prospectus" means the final base shelf prospectus of the Trust dated September 22, 2003 (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Stock Exchange" means the Toronto Stock Exchange;

"Supplementary Material" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Shelf Prospectus, the Prospectus Supplement or any Amendment;

"Supplemented Prospectus" means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

"Transaction Documents" has the meaning ascribed thereto in paragraph 6.1.6;

"Trust Indenture" means, collectively, the trust indenture dated October 31, 1997 between the Trust and CIBC Mellon Trust Company, as supplemented by the first, second, third and fourth supplemental trust indentures and as further supplemented by the fifth supplemental trust indenture to be dated the Closing Date, pursuant to which the Debentures will be created and issued;

"Underwriter's Disclosure" means disclosure relating solely to the Underwriter and any other disclosure provided to the Trust by or on behalf of the Underwriter for inclusion in the applicable disclosure document;

"Underwriting Fee" has the meaning ascribed thereto above; and

"Units" means units of the Trust.

1.2 Whenever used in this Agreement, the terms "associate", "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms under applicable Securities Laws, and the terms "affiliate" and "subsidiary" shall have the meanings given to such terms in the *Business Corporations Act* (Ontario).

1.3 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.4 All references to monetary amounts in this Agreement are to the lawful money of Canada.

2. Covenants of the Underwriter

The Underwriter covenants with the Trust that:

2.1 the Trust is not a "related issuer" or "connected issuer" of the Underwriter; and the Underwriter, any "related issuer" of the Underwriter or the directors, officers or partners of the Underwriter or of any "related issuer" of the Underwriter is not a person to which the Trust or any "related issuer" of the Trust, or with which the Trust or any "related issuer" of the Trust has any other relationship, other than with respect to funding provided or arranged by the Royal Bank of Canada for NFR Partnership 1 and two additional properties in an aggregate amount of approximately $81,903,004, of which the Trust has guaranteed 100%. The Trust has a 60% interest in the underlying assets of NFR Partnership 1 and a 30% interest in each of the other two properties. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105;

2.2 it will offer the Debentures for sale to the public on behalf of the Trust, directly and through other investment dealers and brokers (the Underwriter, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"), only as permitted by applicable Securities Laws, upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement; it shall ensure that each Selling Firm, prior to its appointment as such, has delivered to the Underwriter a representation to the effect that the Trust is not a "related issuer" of such Selling Firm, and that each Selling Firm, any "related issuer" of such Selling Firm and the directors, officers or partners of such Selling Firm and of any "related issuer" of such Selling Firm, is not a person to which the Trust or any "related issuer" of the Trust owes any indebtedness or with which the Trust or any "related issuer" of the Trust has any other relationship, unless the Underwriter and Trust have agreed that the Trust is not a "related issuer" or a "connected issuer" of such Selling Firm; for the purposes of the preceding sentence, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105; for the purposes of this paragraph 2.2, the Underwriter shall be entitled to assume that the Debentures are qualified for distribution in any province of Canada where (i) a receipt or similar document for the Shelf Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Shelf Prospectus; and (ii) the Prospectus Supplement has been filed;

2.3 it will not make use of any "greensheet" in respect of the Debentures without the approval of the Trust;

2.4 the Underwriter will notify the Trust when, in its opinion, the distribution of the Debentures shall have ceased and provide a breakdown of the principal amount of Debentures distributed in each Qualifying Province where such breakdown is required for the purpose of calculating fees payable to a securities commission or other securities regulatory body; provided, however, that such breakdown shall be provided no later than 30 days following the date on which the distribution of the Debentures shall have ceased;

2.5 it will not make any representations or warranties with respect to the Trust or the Debentures other than as set forth in this Agreement or the Supplemented Prospectus or otherwise with the approval of the Trust; and

2.6 provided that it is satisfied, in its sole discretion, acting reasonably, that it is responsible to do so, it will execute and deliver to the Trust the certificate required to be executed by the Underwriter under applicable Securities Laws in connection with the Supplemented Prospectus and any Amendment.

3. Covenants of the Trust

The Trust covenants and agrees with the Underwriter that:

3.1 the Debentures will be duly and validly created, authorized and issued on the payment therefor and such Debentures will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Supplemented Prospectus;

3.2 it has filed an English language Shelf Prospectus in each of the Qualifying Provinces and a French language Shelf Prospectus in the Provinces of Ontario, Quebec and New Brunswick, omitting such information as is permitted to be omitted for such documents pursuant to the Securities Laws, and has obtained a Mutual Reliance Review System ("MRRS") decision document for the Shelf Prospectus for and on behalf of the Ontario Securities Commission and the securities regulatory authority in each of the other Qualifying Provinces;

3.3 it shall fulfil to the satisfaction of the Underwriter all legal requirements to be fulfilled by it to enable the Debentures to be offered for sale and sold to the public by or through the Underwriter and other investment dealers and brokers who comply with all applicable Securities Laws in each of the Qualifying Provinces; the Trust will use its reasonable best efforts to fulfil all legal requirements to permit the distribution of the Debentures in each Qualifying Province as soon as possible but in any event not later than the Qualification Deadline; such fulfilment shall include, without limiting the generality of the foregoing, compliance with all applicable Securities Laws including, without limitation, compliance with all requirements with respect to and the preparation and filing of the English language Prospectus Supplement in each of the Qualifying Provinces and a French language Prospectus Supplement in the Provinces of Ontario, Quebec and New Brunswick;

3.4 it shall allow and assist the Underwriter to participate fully in the preparation of the Prospectus Supplement and any Amendment and shall allow the Underwriter to conduct all "due diligence" investigations which the Underwriter may reasonably require to fulfil the Underwriter's obligations as Underwriter and to enable the Underwriter responsibly to execute any certificate required to be executed by the Underwriter in such documentation; and

3.5 it has complied and will comply, as the case may be, with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the applicable Securities Laws in each of the Qualifying Provinces and during the period from the date hereof to the completion of distribution of the Debentures, will promptly inform the Underwriter in writing of the full particulars of any material change (for greater certainty, material in the context of all assets of the Trust considered together), actual, anticipated or threatened, in the operating, financial or physical condition of the Existing Properties, or any of them, or in the financial condition, assets, liabilities, business, affairs or operations of the Trust or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to render the Shelf Prospectus, the Supplemented Prospectus or any Amendment or Supplementary Material thereto, untrue, false or misleading in a material respect or result in a misrepresentation. The Trust shall, to the satisfaction of the Underwriter and its counsel, acting reasonably, promptly comply with all applicable filing and other requirements under securities laws in the Qualifying Provinces as a result of such change. The Trust shall, in good faith, first discuss with the Underwriter any change in circumstances (actual or proposed within the Trust's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriter pursuant to this paragraph 3.5 and, in any event, prior to making any filing referred to in this paragraph 3.5. For greater certainty, it is understood and agreed that if the Underwriter determines, after consultation with the Trust, that a material change or change in a material fact has occurred which makes untrue or misleading any statement of a material fact contained in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, or which may result in a misrepresentation, the Trust will:

3.5.1 prepare and file promptly at the request of the Underwriter any Amendment which in its opinion, acting reasonably, may be necessary or advisable; and

3.5.2 contemporaneously with filing the Amendment under the applicable laws of the Qualifying Provinces, deliver to the Underwriter:

3.5.2.1 a copy of the Amendment, originally signed as required by the Securities Laws;

3.5.2.2 an originally signed copy of all documents relating to the proposed distribution of the Debentures and filed with the Amendment under the applicable Securities Laws; and

3.5.2.3 such other documents as the Underwriter shall reasonably require.

4. Deliveries

The Trust shall cause to be delivered to the Underwriter:

4.1 as soon as they are available, copies of the Supplemented Prospectus and any Amendment signed, where applicable, as required by the Securities Laws;

4.2 at the time of the delivery to the Underwriter pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, in each case in the French language,

4.2.1 an opinion of the Trust's local counsel in Quebec, dated the date of such document, and acceptable in form and substance to the Underwriter's counsel, that except for any financial statements, auditors reports, accounting data and other numerical data (collectively the "Financial Information") contained in such document, or incorporated by reference therein, the document in the French language is, in all material respects, a complete and accurate translation of the document in the English language and that such versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

4.2.2 an opinion of the Auditors (or other accountants acceptable to the Underwriter, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriter's counsel, that the Financial Information in such document, or incorporated by reference therein, in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document, or incorporated by reference therein, in the English language;

4.3 at the Closing Time and at the time of the delivery to the Underwriter pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, a comfort letter of the Auditors dated the Closing Date or the date of the Supplemented Prospectus or Amendment, as the case may be, and addressed to the Underwriter and the board of trustees of the Trust, in form and substance satisfactory to the Underwriter, relating to the verification of the Financial Information contained, or incorporated by reference in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two business days prior to the date of such letter, which letter shall be in addition to the Auditors' report incorporated by reference in the Supplemented Prospectus or Amendment and the comfort letter of the Auditors addressed, in the case of the Shelf Prospectus and the Supplemented Prospectus, to the securities regulatory authorities in the Qualifying Provinces; and

4.4 as soon as they are available, such numbers of copies of the Supplemented Prospectus and any Amendment for distribution to purchasers of the Debentures,

as the Underwriter may reasonably require, without charge, in such cities in the Qualifying Provinces as the Underwriter may reasonably request.

5. Representations and Warranties - Supplemented Prospectus

5.1 The delivery to the Underwriter of the documents referred to in paragraphs 4.1, 4.2, 4.3, and 4.4 hereof shall constitute:

5.1.1 the representation and warranty of the Trust to the Underwriter that (i) each such document at the time of its respective delivery fully complied with the requirements of the Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Underwriter's Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken together, and the Debentures as required by applicable Securities Laws; and

5.1.2 the representation and warranty of the Trust to the Underwriter, that, except as has been publicly disclosed, since June 30, 2004, there has been no material adverse change, actual, contemplated or, to the best of the Trust's knowledge, threatened, in the business, affairs, operations, assets, liabilities, contingent or otherwise, capital or ownership of the Trust.

5.2 The Trust consents to the use by the Underwriter of such documents in connection with the distribution of the Debentures in the Qualifying Provinces in compliance with the provisions of this Agreement.

6. Representations and Warranties - General

6.1 The Trust represents and warrants to the Underwriter, and acknowledges that it is relying upon such representations and warranties, that:

6.1.1 the Trust is a trust validly existing under the laws of the Province of Ontario, has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder;

6.1.2 the Trust is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the Qualifying Provinces;

6.1.3 the Trust has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, licences and permits and is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its business as now conducted to be carried on and as presently

proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, and all such licences, registrations, qualifications and permits are valid and existing and in good standing and none of them contains any term, provision, condition or limitation which has a material adverse effect on the operation of the business of the Trust as now conducted or proposed to be conducted;

6.1.4 the Trust has conducted and is conducting its business in compliance with the terms and provisions of the Declaration of Trust;

6.1.5 except as disclosed to the Underwriter or as set forth in the Supplemented Prospectus and any Amendments, the Trust is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which the Trust holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; the Trust is not in default of any of the provisions of any such agreements, which default may be material to its ability to maintain its beneficial ownership or its interest in such properties or which may have a material adverse effect upon any such properties or upon the operation of the business of the Trust as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; all leases pursuant to which the Trust derives its interests in such properties are in good standing and there has been no material default under any such leases (except for minor and temporary arrears and other similar temporary defaults which occur in the ordinary course of business) and all realty or other property taxes required to be paid with respect to such properties to the date hereof have been paid;

6.1.6 the Trust is not in default or in breach of, and the execution and delivery of this Agreement and all documents executed or delivered, or to be executed or delivered, pursuant hereto (collectively, the "Transaction Documents"), the performance and compliance with the terms of this Agreement, the Trust Indenture and the other Transaction Documents, and the issue and sale of the Debentures will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the Declaration of Trust, any resolution of the trustees or Unitholders of the Trust or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Trust is a party or by which the Trust or any of its properties is bound or any judgment, decree, order, statute, rule or regulation applicable to the Trust, except in each case, any breach or default which is immaterial;

6.1.7 the Trust has all requisite power and authority: (i) to enter into this Agreement and the Trust Indenture; (ii) to issue and deliver the Debentures in accordance with the provisions of this Agreement and the

Trust Indenture; and (iii) to carry out all the terms and provisions of this Agreement, the Trust Indenture and the Debentures;

6.1.8 this Agreement, the Trust Indenture, the Debentures and the other Transaction Documents have been or will be, as the case may be, duly authorized, executed and delivered by the Trust and constitute or will constitute, as the case may be, when so executed and delivered legal, valid and binding obligations of the Trust, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought;

6.1.9 the Trust is authorized to issue an unlimited number of Units, of which 180,658,125 are issued and outstanding as at the date hereof as fully-paid and non-assessable units;

6.1.10 the Units are listed on the Stock Exchange;

6.1.11 the Trust has no securities outstanding which are convertible into or exchangeable or exercisable for units and there are no outstanding options on or rights to subscribe for any of the unissued units except as described in the Documents Incorporated by Reference;

6.1.12 the publicly disclosed financial statements of the Trust have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Trust as at their respective dates and such financial statements contain no misrepresentation;

6.1.13 since December 31, 2003:

6.1.13.1 except for the Trust's regularly scheduled monthly distributions in 2004, no distributions to holders of Units have been declared or paid by the Trust and no capital expenditures or commitments therefor have been made by the Trust, except in the ordinary course of business and which are not material,

6.1.13.2 the Trust has not incurred any obligation or liability, direct, contingent or otherwise, except in the ordinary course of business and which is not material, and

6.1.13.3 no transactions of a nature material to the Trust have been entered into by the Trust,

except, in each case, as will be disclosed in the Supplemented Prospectus or any Amendment thereto or except has otherwise been disclosed in writing to the Underwriter;

6.1.14 other than as may be required under the Securities Laws and the rules and by-laws of the Stock Exchange, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the execution and delivery of the Trust Indenture or the creation, issue and sale of the Debentures;

6.1.15 there is no authorization, consent or approval of, or filing with or notice to any governmental body required in connection with the execution, delivery or performance of the Trust Indenture by the Trust;

6.1.16 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the Trust, threatened, which would question the validity of the creation, issuance or sale of the Debentures or the validity of any action taken or to be taken by the Trust in connection with this Agreement or the Trust Indenture;

6.1.17 the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's of "BBB-" or higher, and have not been placed on a credit watch or comparable downgrade warning by either Rating Agency;

6.1.18 on or before the Closing Time, all actions required to be taken by or on behalf of the Trust, including the passing of all requisite resolutions of its trustees shall have occurred so as to validly authorize the entering into by the Trust of the Trust Indenture, the creation, issuance and sale of the Debentures and the performance of the Trusts' obligations hereunder;

6.1.19 all of the Trust's real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against, with reasonable deductibles; all buildings constructed by the Trust were constructed in accordance with building permits properly issued therefor, if required, and all of the Trust's buildings are in material compliance with all applicable building and zoning by-laws; and there are no material defects in such buildings; except as disclosed to the Underwriter, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority except where the failure to comply with such work orders or deficiency notices would not have a material adverse effect on the Trust and there is no material matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and

maintenance, except as previously disclosed in writing to the Underwriter or where it would not have a material adverse effect on the Trust; and

6.1.20 except as previously disclosed in writing to the Underwriter or where it would not have a material adverse effect on the Trust, all of the Trust's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits; none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or, to the best of the Trust's knowledge, is subject to any investigation, by or on behalf of the Trust, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material into the environment; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material or reporting a spill or release of a Hazardous Material into the environment involving any of the Trust's real properties other than those which have been remedied; none of the Trust's real properties has been used, during the time the Trust has owned such properties, as a waste storage site or waste disposal site or to operate a waste management business; the Trust has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Trust's real properties or the buildings and operations thereon; neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; to the knowledge of the Trust, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; and for the purposes of this paragraph 6.1.20, "Hazardous Material" means any contaminant, pollutant, waste, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, waste, subject waste, deleterious substance, industrial waste, toxic matter, hazardous waste or

dangerous goods as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

7. **Closing of the Offering**

7.1 The closing of the purchase and sale of the Debentures provided for in this Agreement shall be completed at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, P.O. Box 24, Toronto, Ontario M5B 2M6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriter under this Agreement, which conditions the Trust covenants to use its best efforts to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriter:

7.2.1 receipt by the Underwriter of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the Trust's counsel, Goodmans LLP, and from the Underwriter's counsel, Torys LLP, with respect to all such matters as the Underwriter may reasonably request, including, without limiting the generality of the foregoing, the execution, certification, issue and delivery of the Debentures, the authorization, execution, and delivery of the Trust Indenture, the fulfilment of and compliance with the terms and conditions of this Agreement and the Trust Indenture, the enforceability of the Trust Indenture and the Debentures, the appointment of CIBC Mellon Trust Company as trustee under the Trust Indenture, and the qualification of the Debentures as investments under the statutes listed in the Supplemented Prospectus, it being understood that such counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust's officers; and the Underwriter's counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust or any of its affiliates;

7.2.1.2 an opinion of the Trust's local counsel in Quebec, dated the date of delivery and acceptable in form and substance to the Underwriter's counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

7.2.1.3 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and the chief financial officer of the Trust, or such other officers of the Trust as may

be acceptable to the Underwriter, acting reasonably, certifying that (i) the Trust has complied with all terms and conditions of this Agreement to be complied with by the Trust at or prior to the Closing Time; (ii) the representations and warranties of the Trust contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Units has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since December 31, 2003 there has been no material adverse change, financial or otherwise, to such date in the operating, financial or physical condition of the Existing Properties, or any of them, or in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing), and certifying to such other matters of a factual nature as the Underwriter and the Underwriter's counsel may reasonably request;

7.2.1.4 the comfort letter from the Auditors required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.5 evidence satisfactory to the Underwriter that the Trust has authorized and approved this Agreement and the Trust Indenture, the creation, issuance and sale of the Debentures and all matters relating thereto; and

7.2.1.6 one definitive certificate representing a document constituting the Debentures registered in the name of CDS & Co., or in such name or names as the Underwriter may direct, against payment to the Trust, or as the Trust may direct, of the Purchase Price by wire transfer payable in Toronto,

all in form and substance satisfactory to the Underwriter;

7.2.2 the Prospectus Supplement and any Amendments shall have been filed with the applicable securities regulatory authority in each of the Qualifying Provinces in accordance with Securities Laws;

7.2.3 confirmation in form acceptable to the Underwriter that the Debentures have received a rating, with no change in outlook, from Dominion Bond Rating Service Limited of "BBB" or higher and from Standard & Poor's

of "BBB-" or higher, and have not been placed on ratings alert or other comparable downgrade warning by either Rating Agency;

7.2.4 the representations and warranties of the Trust contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

7.2.5 the Trust having complied with all covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.6 the Underwriter not having previously terminated its obligations pursuant to paragraph 10 of this Agreement.

7.3 It shall be a condition precedent to the Trust's obligations to issue the Debentures that:

7.3.1 the Underwriter shall have delivered or caused to be delivered to the Trust a wire transfer representing the Purchase Price payable by the Underwriter for the Debentures, less an amount equal to the full amount of the Underwriting Fee;

7.3.2 the Underwriter shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time (which condition may be waived in writing, in whole or in part, by the Trust); and

7.3.3 no order shall have been made by any securities regulatory authority in any Qualifying Province which restricts in any manner the distribution of the Debentures.

7.4 The Trust shall make all necessary arrangements for the exchange of the definitive certificate representing or document constituting the Debentures delivered pursuant to paragraph 7.2.1.6 hereof, on the date of delivery, at the principal office in Toronto of the duly appointed registrar and transfer agent for the Debentures, or its agent, for definitive certificates representing or documents constituting the Debentures in such amounts and registered in such names as shall be designated in writing by any Selling Firm not less than 48 hours prior to the Closing Time. All such exchanges are to be made without cost to the Selling Firms, other than any applicable transfer taxes.

8. Indemnity

8.1 The Trust shall protect and indemnify the Underwriter and the Underwriter's directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the distribution of the

Debentures), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriter's Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation (as defined in applicable Securities Laws) or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriter's Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any untrue statement, omission or misrepresentation (as defined in applicable Securities Laws) or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to Underwriter's Disclosure) in the Supplemented Prospectus or any Amendment or Supplementary Material (except any document or material delivered or filed solely by the Underwriter) preventing or restricting the trading in or the sale or distribution of the Debentures or any of them or any other securities of the Trust in any of the Qualifying Provinces.

8.2 If any claim contemplated by this paragraph 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Trust as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the Trust therefrom, affect the Trust's liability under this paragraph 8) and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Trust or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five business days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Trust; or (iii) the named parties to any such suit include both the Indemnified Party and the Trust and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust (in each of which cases the Trust shall not have the right to

assume the defence of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party). It is the intention of the Trust to constitute the Underwriter as trustee for the Underwriter's directors, officers and employees, of the covenants of the Trust under this paragraph 8 with respect to the Underwriter's directors, officers and employees and the Underwriter agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The Trust hereby waives its right to recover contribution from the Underwriter with respect to any liability of the Trust by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment or Supplementary Material (except facts or information relating solely to Underwriter's Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the Trust shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriter on the other hand from the sale of the Debentures; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the Underwriting Fee.

The relative benefits received by the Trust on the one hand and the Underwriter on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Debentures (net of the Underwriting Fee) is to the Underwriting Fee. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. Expenses

Except as the parties hereto may otherwise agree, whether or not the transactions herein contemplated shall be completed, the expenses of or incidental to the authorization, issue, delivery and sale of the Debentures and of or incidental to all other matters in connection with

the transactions herein set out shall be borne by the Trust; provided that half of all fees and disbursements of the Underwriter's counsel shall be paid by the Underwriter.

10. Termination

10.1 In addition to any other remedies which may be available to the Underwriter, the Underwriter shall be entitled, at the Underwriter's option, to terminate and cancel, without any liability on the Underwriter's part, the Underwriter's obligations under this Agreement:

10.1.1 if, prior to the Closing Time, any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province or territory of Canada, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the reasonable opinion of the Underwriter operates to prevent or restrict the trading in the Debentures or any other securities of the Trust or the distribution of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.2 if, prior to the Closing Time, there shall occur any change as is contemplated in paragraph 3.5 (other than a change related solely to the Underwriter), which in the reasonable opinion of the Underwriter could be expected to have a material adverse effect on the market price or value of the Debentures or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.3 if, prior to the Closing Time, there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriter, seriously affects, or may seriously affect, the financial markets or the business of the Trust, by giving the Trust written notice to that effect not later than the Closing Time; and

10.1.4 if, prior to the Closing Time, there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada) or other applicable legislation, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the opinion of the Underwriter, might reasonably be expected to have a material adverse effect on the tax consequences associated with the purchase, holding or resale of the Debentures or on any distribution that would be made by the Trust to the holders of such Debentures.

If the Underwriter terminates its obligations hereunder pursuant to this paragraph 10, the Trust's liability hereunder to the Underwriter shall be limited to the Trust's obligations under paragraphs 8 and 9 hereof.

11. Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Trust prior to the Closing Time shall be construed as conditions, and any breach or failure by the Trust to comply with any of such terms and conditions shall entitle the Underwriter to terminate the Underwriter's obligations to purchase the Debentures by written notice to that effect given to the Trust prior to the Closing Time. It is understood and agreed that the Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the Underwriter's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If the Underwriter elects to terminate the Underwriter's respective obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the liability of the Trust hereunder shall be limited to the indemnity referred to in paragraph 8 hereof and the payment of expenses referred to in paragraph 9 hereof.

12. Survival

All warranties, representations, covenants and agreements of the Trust herein contained or contained in any other Transaction Documents shall survive the purchase by the Underwriter of the Debentures and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriter may carry out or which may be carried out on behalf of the Underwriter or otherwise and notwithstanding any subsequent disposition by the Underwriter of the Debentures. Such warranties, representations, covenants and agreements of the Trust shall survive for such maximum period of time as the Underwriter may be entitled to commence an action, or exercise a right of recession, with respect to a misrepresentation contained in the Supplemented Prospectus, or an Amendment or either of them, pursuant to applicable Securities Laws in any of the Qualifying Provinces.

13. Concurrent Offerings

The Trust shall not, without the prior written consent of the Underwriter, authorize, issue, or enter into an agreement to issue, securities of the Trust (including notes, debentures, evidences of indebtedness and debt securities convertible into or exchangeable for Units) and shall not permit any of its affiliates, without the prior written consent of the Underwriter, to authorize, issue or enter into an agreement to issue, any notes, debentures, evidences of indebtedness or any other securities, for the period up to and including 60 days after the Closing Date other than:

(i) Units;

(ii) options to acquire Units under the Trust's unit option plan dated July 1, 1995, as amended and restated;

(iii) the Debentures;

(iv) mortgages, charges and similar instruments granted on specific properties now owned or hereafter acquired by the Trust or any of its affiliates;

(v) as consideration or partial consideration for the acquisition of real property from an arm's length vendor; and

(vi) a rights offering made to holders of Units made pursuant to and in compliance with applicable Securities Laws.

14. Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

in the case of the Trust:
The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2
Attention: Edward Sonshine
Facsimile Number: (416) 866-3020

in the case of the Underwriter:
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario
M5J 2W7
Attention: David M. Dulberg
Facsimile Number: (416) 842-8910

The Trust or the Underwriter may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by telecopier if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

15. Time of Essence

Time shall be of the essence of this Agreement.

16. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder.

17. Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK.

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to the Underwriter on behalf of the undersigned.

Yours very truly,

RBC DOMINION SECURITIES INC.

(Signed) David M. Dulberg
David M. Dulberg
Managing Director

Accepted and agreed to as of September 13, 2004

RIOCAN REAL ESTATE INVESTMENT TRUST

(Signed) Edward Sonshine
Edward Sonshine, Q.C.
President and Chief Executive Officer

Document 110

I, Edward Sonshine,Q.C., President & CEO of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan for the interim period ending June 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of RioCan, as of the date and for the periods presented in the interim filings.

Dated this 10th day of August 2004.

"Edward Sonshine"

Edward Sonshine, Q.C.
President & CEO

Document 111

I, Robert Wolf, Vice President & CFO of RioCan Real Estate Investment Trust ("RioCan"), certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan for the interim period ending June 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of RioCan, as of the date and for the periods presented in the interim filings.

Dated this 10th day of August 2004.

"Robert Wolf"

Robert Wolf
Vice President & CFO

Document 112

Dear Fellow Unitholder:

The larger economic world, while being something that we can only observe rather than impact, does show signs of being relatively benign insofar as RioCan is concerned. Long term interest rates moved up earlier this year but have since been fairly stable and are still at historically very attractive levels. Most forecasters expect relatively small movements in these rates in the foreseeable future. At the same time, economic growth, while muted, continues at a fairly good pace.

The result, for RioCan, of the foregoing trends is to create a fairly benign climate with insignificant defaults by retailers and continuing demand for new space. A very important indicator of that is our occupancy rate of 96.4% as of June 30, 2004, which is in line with expectations and continues a positive trend. While we continuously strive to improve that number, it is at the high end of the rather narrow band within which our occupancy rate has fluctuated.

A more immediate result of this climate is that the quarter itself was quite satisfactory notwithstanding that we finished the period with over $67,000,000 in cash or equivalents with the resulting dilutive impact. Rental revenue for the three months ended June 30, 2004 increased by 8% to $135,588,000 from the same quarter in the prior year. Distributable income from operations, referred to as RDI per unit, and the number which we use to calculate our distributions to our unitholders, increased by 7% from the quarter year earlier to $.035 per unit. Part of this increase is due to the accounting changes which have been introduced in 2004 but we do feel that these changes make the RDI number a truer reflection of RioCan's cash flow and therefore, the amount available to be distributed. Finally, and indicative of the previous statement, our cash flow per unit, which is often referred to as funds from operations, increased by 10% from the previous quarter a year earlier to $0.36.

I referred in my last report, to the exceptional increase in property values that the retail real estate market has experienced. This trend has continued, and only time will tell how permanent these increases in value will be. Most property sales in the current environment result in prices that are flat or dilutive to RDI. RioCan has consistently avoided these types of acquisitions unless there is a strategic reason for going after a particular property. In fact, we have been taking advantage of the buoyant market to dispose of properties that don't fit our property strategies.

RioCan is in the fortunate position of already owning almost $4 billion in assets, with which to enjoy this increase in values. At the same time, we have built ancillary businesses ranging from our fee income streams to our land intensification and greenfield development initiatives, so that we are not relying on simply making accretive acquisitions to achieve growth.

All of these ancillary businesses and initiatives are proceeding to plan and in future reports, we will give you specific updates on them.

As always, we thank you, our unitholders, for your continued confidence in us.

Edward Sonshine, Q.C.
President and Chief Executive Officer
RioCan Real Estate Investment Trust
August 6, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands)	**At June 30, 2004 (unaudited)**	At December 31, 2003 (audited)
Assets		
Real estate investments		
Income properties *(Note 2)*	**$3,501,111**	$3,405,577
Properties under development	**89,961**	101,615
Mortgages and loans receivable	**58,894**	81,293
	3,649,966	3,588,485
Rents receivable	**11,906**	13,122
Prepaid expenses and other assets	**63,396**	32,317
Cash and short-term investments	**67,737**	156,667
	$3,793,005	$3,790,591
Liabilities		
Mortgages payable *(Note 4)*	**$1,719,806**	$1,720,431
Debentures payable *(Note 5)*	**338,693**	338,693
Accounts payable and accrued liabilities *(Note 6)*	**151,806**	150,727
	2,210,305	2,209,851
Unitholders' Equity		
Unitholders' equity *(Note 7)*	**1,582,700**	1,580,740
	$3,793,005	$3,790,591

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited – in thousands)	Three months ended June 30, 2004	2003	Six months ended June 30, 2004	2003
Trust units				
Balance, beginning of period *(Note 7)*	**$ 1,654,706**	$1,396,454	**$ 1,635,348**	$1,392,485
Unit issue proceeds, net	**6,780**	145,142	**26,138**	149,111
Balance, end of period	**$ 1,661,486**	$1,541,596	**$ 1,661,486**	$1,541,596
Value associated with unit option grants *(Note 1 (f))*				
Balance, beginning of period	**$ 1,148**	$ –	**$ –**	$ –
Value associated with unit options granted subsequent to 2001 and vested at December 31, 2003	**–**	–	**1,013**	–
Value associated with compensation expense for unit options granted	**140**	–	**275**	–
Balance, end of period	**$ 1,288**	$ –	**$ 1,288**	$ –
Cumulative earnings				
Balance, beginning of period	**$ 885,309**	$ 707,891	**$ 847,828**	$ 665,412
Compensation expense associated with unit options granted subsequent to 2001 and vested at December 31, 2003	**–**	–	**(1,013)**	–
Net earnings	**43,476**	46,671	**81,970**	89,150
Balance, end of period	**$ 928,785**	$ 754,562	**$ 928,785**	$ 754,562
Cumulative distributions to unitholders				
Balance, beginning of period	**$ (954,840)**	$ (754,282)	**$ (902,436)**	$ (709,425)
Distributions to unitholders	**(54,019)**	(48,010)	**(106,423)**	(92,867)
Balance, end of period	**$ (1,008,859)**	$ (802,292)	**$ (1,008,859)**	$ (802,292)
Total unitholders' equity	**$ 1,582,700**	$1,493,866	**$ 1,582,700**	$1,493,866
Units issued and outstanding	**180,221**	170,957	**180,221**	170,957

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited – in thousands, except per unit amounts)	Three months ended June 30, 2004	2003	Six months ended June 30, 2004	2003
Revenue				
Rentals	**$ 135,588**	$ 125,959	**$ 271,627**	$ 244,918
Fee income	**3,550**	3,553	**7,469**	6,397
Interest income	**2,163**	2,830	**5,151**	4,710
Gain on properties held for resale	**3,987**	–	**3,987**	–
Total revenue	**145,288**	132,342	**288,234**	256,025
Expenses				
Operating costs	**43,298**	41,974	**89,276**	82,079
Interest *(Note 11)*	**33,836**	32,991	**67,879**	62,191
General and administrative *(Note 11)*	**3,953**	2,636	**7,415**	5,388
Non-controlling interest	**–**	686	**–**	1,330
Amortization *(Note 1 (c) and Note 3)*	**22,335**	9,022	**43,561**	17,436
Total expenses	**103,422**	87,309	**208,131**	168,424
	41,866	45,033	**80,103**	87,601
Provision for diminution in valuation of income property	**(2,000)**	–	**(2,000)**	–
Gain on income properties held for sale	**–**	1,287	**–**	1,287
Net earnings from continuing operations	**39,866**	46,320	**78,103**	88,888
Discontinued operations *(Note 2)*	**3,610**	351	**3,867**	262
Net earnings	**$ 43,476**	$ 46,671	**$ 81,970**	$ 89,150
Net earnings per unit – basic and diluted				
Continuing operations	**$ 0.22**	$ 0.28	**$ 0.44**	$ 0.55
Discontinued operations	**0.02**	–	**0.02**	–
Net earnings	**$ 0.24**	$ 0.28	**$ 0.46**	$ 0.55
Weighted average number of units outstanding	**180,034**	168,412	**179,506**	163,613

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited – in thousands)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Cash flow provided by (used in):				
Operating activities				
Net earnings	**$ 43,476**	$ 46,671	**$ 81,970**	$ 89,150
Items not affecting cash				
Amortization	**22,730**	9,363	**44,336**	18,285
Discontinued operations	**(3,372)**	423	**(3,045)**	799
Provision for diminution in valuation of income property	**2,000**	–	**2,000**	–
Gain on income properties held for sale	**–**	(1,287)	**–**	(1,287)
Properties held for resale, net	**12,134**	–	**12,134**	–
Expenditures on deferred tangible leasing costs	**(4,154)**	(3,479)	**(6,515)**	(5,987)
Change in other non-cash operating items	**(2,069)**	7,842	**(8,938)**	(11,540)
Cash flow provided by operating activities	**70,745**	59,533	**121,942**	89,420
Investing activities				
Acquisition of income properties	**(96,504)**	(81,501)	**(135,329)**	(88,460)
Capital expenditures on income properties and properties under development	**(19,081)**	(17,840)	**(42,243)**	(27,130)
Mortgages and loans receivable				
Advances	**(6,223)**	(3,612)	**(13,313)**	(7,408)
Repayments	**18,803**	13,991	**29,008**	17,886
Short-term investments	**(6,789)**	–	**18,319**	–
Proceeds on disposition				
Income properties held for sale	**9,837**	24,490	**13,775**	24,490
Discontinued operations	**32,806**	–	**32,806**	–
Cash flow used in investing activities	**(67,151)**	(64,472)	**(96,977)**	(80,622)
Financing activities				
Mortgages payable				
Borrowings	**36,073**	63,226	**67,712**	151,822
Repayments	**(54,799)**	(90,062)	**(77,951)**	(132,086)
Issue of units	**107**	134,329	**12,211**	134,329
Units issued under distribution reinvestment plan	**6,674**	10,813	**13,928**	14,781
Distributions paid	**(53,524)**	(46,864)	**(105,761)**	(91,294)
Cash flow provided by (used in) financing activities	**(65,469)**	71,442	**(89,861)**	77,552
Increase (decrease) in cash and equivalents	**(61,875)**	66,503	**(64,896)**	86,350
Discontinued operations	**1,166**	(430)	**–**	(430)
Cash and equivalents, beginning of period	**128,446**	25,613	**132,633**	5,766
Cash and equivalents, end of period	**$ 67,737**	$ 91,686	**$ 67,737**	$ 91,686
Other cash flow information				
Acquisition of income properties through assumption of liabilities	**$ 8,661**	$ 82,798	**$ 43,152**	$ 97,160
Purchasers' assumption of liabilities on dispositions of income properties	**$ (33,538)**	$ (3,600)	**$ (33,538)**	$ (3,600)
Interest paid	**$ 33,287**	$ 30,901	**$ 72,483**	$ 66,672
Cash equivalents, end of period	**$ 44,710**	$ 77,040	**$ 44,710**	$ 77,040

The accompanying notes are an integral part of the financial statements

(unaudited – tabular amounts in thousands, except per unit amounts)
June 30, 2004

1. Significant Accounting Policies

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current period's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Real estate investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

(c) Real estate investments

(i) Income properties

For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between contractual rents and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. For income property acquisitions initiated before September 12, 2003 the cost of income properties is allocated to land and buildings.

The cost of income properties also includes the value of the differential between stated and market interest rates on any liabilities assumed, which value is recorded as a deferred charge (Note 1(d)).

Deferred tangible leasing costs are also comprised of tenant installation costs related to income properties, including a portion of estimated internal leasing costs associated with the rental of properties, and are deferred and amortized on a straight-line basis over the term of the respective lease.

The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of amortization, which method was used by the Trust prior to January 1, 2004 in amortizing the cost of its buildings. This standard is prospective in application, and commencing January 1, 2004 the Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives between 29 and 40 years. The impact of the adoption of this standard increased building amortization, over what it otherwise would have been on the sinking fund basis, during the three month period ended June 30, 2004 by approximately $10,666,000 ($0.06 per unit) and for the six month period ended June 30, 2004 by $22,194,000 ($0.12 per unit) with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity.

Income properties are carried at cost less accumulated amortization. The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Commencing January 1, 2004 the impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 the Trust measured the impairment of an asset as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use and disposal of the asset. The Trust has determined that the impact of this new impairment standard did not have a material impact on the Trust's financial position or results of operations.

Maintenance and repairs costs are expensed against operations as incurred, while significant improvements, replacements and major renovations are capitalized to income properties.

(ii) Properties under development
Properties under development are stated at cost. Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses.

The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Commencing January 1, 2004 the impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 the Trust measured the impairment of an asset as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use and disposal of the asset. The Trust has determined that the impact of this new impairment standard did not have a material impact on the Trust's financial position or results of operations.

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Properties held for resale
Properties held for resale are properties acquired, repositioned or developed for resale for which the Trust has no intention of their being used on a long term basis and plans to dispose of such properties in the ordinary course of business. Properties held for resale are stated at the lesser of cost and net realizable value. No amortization is recorded on these assets.

(d) Debt financing costs

Costs and the value of the differential between stated and market interest rates related to debt financing are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

(e) Revenue recognition

(i) Rentals
The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair values. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The CICA adopted recommendations that require the Trust to change the method of rental revenue recognition such that it can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004, the Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable. The impact of the straight-line adjustment increased rents receivable, rental revenue, net earnings and unitholders' equity by approximately $1,824,000 ($0.01 per unit) for the three month period ended June 30, 2004 and $3,574,000 ($0.02 per unit) for the six month period ended June 30, 2004.

(ii) Fee income
The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized

on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(f) Incentive unit option plan

The Trust has a unit based compensation plan which is described in Note 8.

The CICA adopted recommendations requiring the Trust to expense the fair value of all trustee and employee unit option grants. RioCan has elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 the Trust has recognized the cumulative effect by making an adjustment to opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during the three month period ended June 30, 2004 by $140,000 and for the six month period ended June 30, 2004 by $275,000 with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

Unit based compensation expense associated with these options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 12.50% on the underlying units, a weighted average exercise price of $13.55, a weighted average distribution yield of approximately 8.45% and a weighted average risk free interest rate of approximately 5.01%.

2. Income Properties

	Cost	Accumulated Amortization	Net Carrying Amount June 30, 2004
Land	**$ 742,141**	**$ –**	**$ 742,141**
Buildings	**2,726,465**	**(120,362)**	**2,606,103**
Deferred tangible leasing costs	**65,156**	**(21,449)**	**43,707**
Deferred intangible leasing costs	**23,208**	**(1,068)**	**22,140**
Properties held for resale	**71,857**	**–**	**71,857**
Equity investments in income properties	**15,163**	**–**	**15,163**
	$3,643,990	**$ (142,879)**	**$3,501,111**

	Cost	Accumulated Amortization	Net Carrying Amount December 31, 2003
Land	$ 721,175	$ –	$ 721,175
Buildings	2,662,841	(87,311)	2,575,530
Deferred tangible leasing costs	55,388	(20,074)	35,314
Discontinued operations *(i)*	64,844	–	64,844
Equity investments in income properties	8,714	–	8,714
	$3,512,962	$ (107,385)	$3,405,577

(i) In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the same co-owner's interests in three income properties.

The comparative information for the periods ended June 30, 2003 also includes financial information relating to a non-retail income property disposed of by the Trust in November 2003.

Summarized financial information relating to these discontinued operations is as follows:

		2004	2003
Assets	At June 30, 2004 and December 31, 2003	**$ 1,277**	$ 64,844
Mortgages payable	At June 30, 2004 and December 31, 2003	**-**	33,480
Other liabilities	At June 30, 2004 and December 31, 2003 *(Note 6)*	**370**	1,964
Revenue	Three months ended June 30	**878**	1,726
	Six months ended June 30	**2,860**	3,622
Operating costs	Three months ended June 30	**317**	540
	Six months ended June 30	**1,124**	1,482
Interest expense	Three months ended June 30	**323**	412
	Six months ended June 30	**914**	1,079
Amortization	Three months ended June 30	**8**	423
	Six months ended June 30	**313**	799
Gain on income properties held for sale	Three months ended June 30	**3,380**	–
	Six months ended June 30	**3,358**	–
Net earnings	Three months ended June 30	**3,610**	351
	Six months ended June 30	**3,867**	262

(ii) Income properties include properties under capital lease for which the Trust has exercised its option to purchase in 2013. The components are as follows: land – $7,472,000; buildings – $26,537,000; deferred intangible leasing costs – $3,860,000; deferred tangible leasing costs – $1,979,000; accumulated amortization – $1,077,000; and included in mortgages payable are obligations under capital lease of $10,445,000 (annual minimum lease payments of $750,000 for each of the next five years at an imputed interest rate of 6.54% per annum).

3. Amortization

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Buildings *(Note 1 (c))*	**$ 18,651**	$ 6,945	**$ 37,433**	$ 13,471
Deferred tangible leasing costs	**2,190**	2,077	**4,266**	3,965
Deferred intangible leasing costs	**1,494**	–	**1,862**	–
	$ 22,335	$ 9,022	**$ 43,561**	$ 17,436

4. Mortgages Payable

Mortgages payable bear interest at rates ranging between 3.84% and 12.95% per annum with a weighted average quarter end interest rate of 7.08% (December 2003 – 7.15%) and mature between 2004 and 2034. Future repayments are due as follows:

Year ending December 31,	2004	$ 43,243
	2005	126,219
	2006	130,549
	2007	240,137
	2008	199,468
	Thereafter	980,190
		$1,719,806

At June 30, 2004 the Trust had a revolving line of credit totalling $63,500,000 (December 2003 – $102,500,000) with a major Canadian financial institution, against which the only amounts drawn were $20,671,000 of letters of credit (December 2003 – $20,572,000). This facility is subject to annual renewal and is secured by certain income properties.

5. Debentures Payable

	June 30, 2004	December 31, 2003
Series A senior unsecured, maturity of October 31, 2007, interest bearing at 7.07% per annum, payable semi-annually	**$ 13,693**	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, interest bearing at 6.75% per annum, payable semi-annually	**50,000**	50,000
Series C senior unsecured, maturity of January 18, 2006, interest bearing at 7.20% per annum, payable semi-annually	**125,000**	125,000
RealFund Series A senior unsecured, maturity of August 1, 2007, interest bearing at 7.05% per annum, payable semi-annually	**150,000**	150,000
	$ 338,693	$ 338,693

6. Accounts Payable and Accrued Liabilities

	June 30, 2004	December 31, 2003
Operating expenses	**$ 43,553**	$ 35,547
Tenant installation and capital expenditures	**40,662**	50,726
Accrued interest	**20,067**	19,481
Distributions payable to unitholders	**18,022**	17,360
Differential between stated and market interest rates	**16,238**	11,556
Deferred income	**11,892**	13,273
Unfunded employee future pension benefits *(Note 9)*	**1,002**	820
Other liabilities relating to discontinued operations *(Note 2 (i))*	**370**	1,964
	$ 151,806	$ 150,727

7. Unitholders' Equity

At June 30, 2004 there were 2,500,000 warrants outstanding. Each warrant expires on September 7, 2006 and entitles the holder to acquire one unit of the Trust at a price of $11.02.

Effective January 1, 1994 the Trust became a closed-end real estate investment trust in accordance with the restructuring approved by unitholders on November 29, 1993. Total unitholders' equity at December 31, 1993 has been reported as the opening balance of trust units at January 1, 1994.

8. Incentive Unit Option Plan

The Trust's incentive unit option plan for its employees and trustees ("the plan") provides for option grants to a maximum of 14,000,000 units. At June 30, 2004, 3,240,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per annum from the date of grant, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 25% per annum commencing on the first anniversary after the date of grant, being fully vested after four years.

A summary of the status of the plan at June 30, 2004 and 2003 and changes during the three and six month periods ended on those dates are as follows:

	Three months ended June 30, 2004		Six months ended June 30, 2004	
Options	**Units**	**Weighted Average Exercise Price**	**Units**	**Weighted Average Exercise Price**
Outstanding, beginning of period	**4,088**	**$ 12.09**	**4,909**	**$ 11.22**
Granted	**700**	**$ 15.16**	**1,100**	**$ 15.17**
Exercised	**(11)**	**$ 11.62**	**(1,232)**	**$ 9.62**
Forfeited	**(4)**	**$ 12.60**	**(4)**	**$ 12.60**
Outstanding, end of period	**4,773**	**$ 12.54**	**4,773**	**$ 12.54**
Options exercisable at period end	**2,446**	**$ 11.31**	**2,446**	**$ 11.31**
Weighted average fair value per unit of options granted during the period		**$ 1.10**		**$ 0.97**

	Three months ended June 30, 2003		Six months ended June 30, 2003	
Options	Units	Weighted Average Exercise Price	Units	Weighted Average Exercise Price
Outstanding, beginning of period	6,011	$ 10.38	5,686	$ 9.46
Granted	700	$ 13.65	1,050	$ 13.24
Exercised	(722)	$ 8.94	(731)	$ 8.96
Forfeited	–	$ –	(16)	$ 12.25
Outstanding, end of period	5,989	$ 10.94	5,989	$ 10.94
Options exercisable at period end	3,776	$ 10.31	3,776	$ 10.31
Weighted average fair value per unit of options granted during the period		$ 0.69		$ 0.71

9. Employee Future Benefits

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $73,000 and $157,000 for the three and six month periods ended June 30, 2004, respectively ($65,000 and $135,000 for the comparative periods of 2003). The defined benefit pension plan benefits are based on the length of service and the final three to five years average salary, up to a stated maximum. A summary of the defined benefit pension plans for the three and six month periods ended June 30, 2004 is as follows: ending balance of fair value of plan assets – $216,000; ending balance of accrued benefit liability – $1,002,000; and benefit expense – $105,000 (2003 – $86,000) and $210,000 (2003 – $174,000) for the three and six month periods, respectively.

10. Investment in Co-ownerships

The Trust's share of the assets, liabilities, revenue and net earnings from co-ownership activities is summarized as follows:

		2004	2003
Continuing operations			
Assets	At June 30, 2004 and December 31, 2003	**$ 845,872**	$ 815,556
Liabilities	At June 30, 2004 and December 31, 2003	**543,523**	536,957
Revenue	Three months ended June 30	**30,231**	28,040
	Six months ended June 30	**59,638**	50,934
Net earnings	Three months ended June 30	**7,655**	7,650
	Six months ended June 30	**14,569**	15,375
Discontinued operations			
Assets	At June 30, 2004 and December 31, 2003	**$ 1,122**	$ 64,660
Liabilities	At June 30, 2004 and December 31, 2003	**370**	35,452
Revenue	Three months ended June 30	**878**	1,672
	Six months ended June 30	**2,860**	3,504
Gain on income properties held for sale	Three months ended June 30	**3,380**	–
	Six months ended June 30	**3,380**	–
Net earnings	Three months ended June 30	**3,610**	641
	Six months ended June 30	**3,888**	1,072

Guarantees and contingencies (Note 13)

11. Capitalization of Carrying Costs

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	**2004**	2003
Interest				
Interest expense	**$ 35,876**	$ 35,519	**$ 71,800**	$66,397
Capitalized to real estate investments	**(2,040)**	(2,528)	**(3,921)**	(4,206)
Net interest expense	**$ 33,836**	$ 32,991	**$ 67,879**	$ 62,191
General and administrative				
General and administrative expense	**$ 4,521**	$ 3,233	**$ 8,526**	$ 6,716
Capitalized to real estate investments	**(568)**	(597)	**(1,111)**	(1,328)
Net general and administrative expense	**$ 3,953**	$ 2,636	**$ 7,415**	$ 5,388

12. Segmented Disclosures

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

13. Guarantees

The Trust has provided guarantees on behalf of third parties, primarily on behalf of certain RioCan partners and co-owners for their share of certain mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At June 30, 2004 such guarantees amounted to $367,334,000 and expire between 2004 and 2034. No amount has been provided for in these financial statements as the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

Document 113

The terms "RioCan", "the Trust", "we", "us" and "our" in the following discussion and analysis refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three and six month periods ended June 30, 2004. Our discussion and analysis should be read in conjunction with: our Unaudited Interim Consolidated Financial Statements and notes thereto for the three and six month periods ended June 30, 2004 and 2003; our Management's Discussion and Analysis ("MD&A") for the years ended December 31, 2003 and 2002 including the section on "Risks and Uncertainties"; and our Consolidated Financial Statements for the two years ended December 31, 2003 and 2002. Historical results and percentage relationships contained in our interim and annual consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Certain information contained in this MD&A contains forward-looking statements, based on our estimates and assumptions which are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion.

Overview and Business Strategy

We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total stock market capitalization.

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so primarily by following a strategy of owning, developing, managing and operating Canadian retail real estate. At June 30, 2004 we had ownership interests in a portfolio of 178 shopping centres comprising 28.3 million square feet. The specific retail areas in which we invest are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed and dominant regional enclosed malls are generally supermarket and/or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, necessity-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component. We have in-house professionals possessing all real estate related functional capabilities to assist us in achieving our business plan.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing recurring distributable income ("RDI"). Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities in pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan, and undertaking redevelopment and/or repositioning activities with the intention of resale at the completion of the value-added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this strategy include: RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that acquires income properties for purposes of redevelopment or repositioning with the intention of resale; and income properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program). These programs are further discussed under our Asset Profile.

Significant Accounting Policies

Our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2004 and 2003 include a detailed description of our accounting policies in Note 1 to these financial statements. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Refer to our MD&A for the two years ended December 31, 2003 and 2002 for a discussion of our significant accounting policies most affected by judgments and estimates used in the preparation of our financial statements, which included our accounting policies for building amortization, impairment of real estate investments, guarantees, and the fair value of financial instruments. During the three and six month periods ended June 30, 2004, Canadian generally accepted accounting principles ("GAAP") required us to make changes to our significant accounting polices for building amortization and impairment of real estate investments. Additionally, GAAP is increas-

ingly incorporating fair value based method accounting, the impact of which is more prominent in RioCan's 2004 interim financial statements than that of comparative periods and is further discussed below.

Building amortization

We are required to assess the useful lives of our long-lived income properties for purposes of determining the amount of building amortization to record on a quarterly and annual basis. The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of amortization, which method was used by us prior to January 1, 2004 in amortizing the cost of our buildings. This standard is prospective in application, and commencing January 1, 2004 we amortize the cost of our buildings using the straight-line basis over their estimated useful lives between 29 and 40 years. The adoption of this standard increased our building amortization, over what it otherwise would have been on the sinking fund basis, during the three and six month periods ended June 30, 2004 by approximately $10.7 million and $22.2 million respectively, with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. Our determination of the estimated useful lives of our buildings could vary under differing circumstances and result in a significantly different calculation of building amortization. The amount of building amortization has a direct impact on our net earnings.

Impairment of real estate investments

We continually evaluate the recoverability of the net carrying amount of our income properties and properties under development. The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires us to record an impairment loss when the carrying amount of these real estate investments exceeds the sum of the undiscounted cash flows expected from their use and disposal. Commencing January 1, 2004 any impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 we measured any impairment of our real estate investments as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use and disposal of the asset. We have determined that the impact of this new impairment standard did not have a material impact on our financial position or results of our operations. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Additionally, we continually evaluate our mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable may not be recovered due to the inability of the underlying assets' performance to support a fair value that would exceed our net equity in these assets considering third party guarantees. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Fair values

GAAP defines fair value as the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Our financial statements are affected by the fair value based method of accounting, the most significant impacts of which are as follows:

- The cost of acquired income properties is allocated to intangible and tangible assets on a relative fair value basis. The acquisition cost of income properties also includes the value of the differential between stated and market interest rates on any liabilities assumed by us, which value is recorded as a deferred charge and amortized to interest expense on a straight-line basis over the term of the related debt. (All references to long term debt in this MD&A are at stated amounts except as otherwise noted).

- Included in rental revenue is the adjustment for the differential between contractual rents and market rents on our tenant leases in place at the acquisition of our income properties. Additionally, for arrangements involving multiple elements we allocate the consideration to each element based on relative fair values.

- As discussed in impairment of real estate investments above, an impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the asset's fair value.

- In assessing potential exposure relating to our third party guarantees we evaluate the fair value of the borrowers' interests in the underlying real estate investments compared against the liabilities for which we have provided guarantees.

- Unit based compensation expense is measured at fair value and expensed over the instruments' vesting period.

- At least annually, we report in our notes to our financial statements the fair value of our financial instruments.

In determining fair value we select amongst several acceptable methodologies and make assumptions. Our determination of fair value could vary under differing circumstances and result in significantly different calculations of fair value.

Asset Profile

Real estate investments

Income properties were $3.50 billion at June 30, 2004 as compared to $3.41 billion at December 31, 2003. Our income properties are comprised of five distinct components, being: (i) long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); (ii) income properties held for sale and discontinued operations (arising from disposals of long-lived income properties); (iii) properties held for resale (properties for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business); (iv) real estate investments accounted for using the equity method ("equity accounted for investments"); and (v) deferred tangible and intangible leasing costs. The change in each of the components of income properties is discussed below.

For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets on a relative fair value basis. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of any customer relationships ("acquired leasing costs") and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs ("acquired leasing costs"). For income property acquisitions initiated before September 12, 2003, the cost of income properties is allocated to land and buildings.

For the six months ended June 30, 2004 the change in our land, buildings and acquired leasing costs is primarily attributable to: (i) our acquisition of interests in nine income properties, aggregating 1.3 million square feet, for $178.3 million, of which $43.2 million was financed through the assumption of related mortgage debt; and (ii) dispositions of interests in two income properties to tenants had a net carrying amount of $18.6 million and generated proceeds of $18.6 million. Additionally, we recognized a $2 million provision for diminution in valuation on a non-retail income property. This compares to acquisitions of $189.6 million during the first six months of 2003 of which $97.2 million was financed through the assumption of related mortgage debt, and our acquisition of an additional 20% interest in certain real estate investments in which we previously owned an equity-accounted for 40% interest. With our acquisition of this 20% additional interest we were required to proportionately consolidate our interests in these real estate investments which resulted in an increase in: (i) income properties of $78 million; and (ii) long-term debt of $76.9 million. During the six months ended June 30, 2003 we also completed dispositions with a net carrying amount of $29.4 million, generating gross proceeds of $31.3 million resulting in a gain on income properties held for sale of $1.3 million. Included in these dispositions was $3.6 million of mortgage debt that was assumed by the purchasers.

For the three months ended June 30, 2004 the change in our land, buildings and acquired leasing costs is primarily attributable to: (i) our acquisition of interests in seven income properties, aggregating 847,000 square feet, for $101 million, of which $8.7 million was financed through the assumption of related mortgage debt; and (ii) the disposition of an income property to a tenant had a net carrying amount of $9.9 million and generated proceeds of $9.9 million. Additionally, we recognized a $2 million provision for diminution in valuation on a non-retail income property. This compares to acquisitions of $168 million during the second quarter of 2003 of which $82.8 million was financed through the assumption of related mortgage debt, and our acquisition of an additional 20% interest in certain real estate investments in which we previously owned an equity-accounted for 40% interest. With our acquisition of this 20% additional interest we were required to proportionately consolidate our interests in these real estate investments which resulted in an increase in: (i) income properties of $78 million; and (ii) long-term debt of $76.9 million. During the three months ended June 30, 2003 we also completed dispositions with a net carrying amount of $29.4 million, generating gross proceeds of $31.3 million resulting in a gain on income properties held for sale of $1.3 million. Included in these dispositions was $3.6 million of mortgage debt that was assumed by the purchasers.

Of the acquisitions completed during the first six months of 2004, $33.5 million were acquisitions of interests on account of our 50% co-tenancy with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. This compares to such acquisitions of $21.6 million for the corresponding period of 2003. At June 30, 2004 the co-tenancy was comprised of interests in 29 properties aggregating approximately 7.5 million square feet. Originally, RioCan and Kimco each committed to invest $50 million on a joint venture basis to acquire and develop shopping centres in Canada. Subsequently, this commitment was increased such that both parties agreed to each invest up to $250 million if invested by January 18, 2003 after which time the commitment expired. The strategic alliance described above provided that we grant Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan. Although this exclusive right of first refusal expired on January 18, 2003 the parties continue joint investments on an ongoing basis. RioCan continues to provide property management, development and leasing services for all the properties that are owned by the co-tenancy.

Effective for disposals initiated on or after May 1, 2003 we would generally be required to reclassify a planned disposition of a 100% interest in a long-lived income property as discontinued operations. Alternatively, a planned disposition of less than a 100% interest in a long-lived income property would require classification as income properties held for sale. Subsequent to a transfer in either case, we would no longer record amortization of buildings and deferred leasing costs on these income properties.

During the first quarter of 2004 we transferred $66.4 million of income properties to discontinued operations. In May 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to our co-owner with a net carrying amount of $63 million for gross proceeds of $66.4 million, including $33.6 million of mortgage debt that was assumed by our co-owner. These dispositions resulted in a gain of $3.4 million which is included in discontinued operations; (ii) our acquisition from the same co-owner of its interests in three income properties for $15.1 million (included in the second quarter change to land, buildings and acquired leasing costs above); and (iii) the repayment of our mortgages receivable principal and accrued interest from the same co-owner of $12.4 million.

Equity-accounted for investments increased to $15.2 million at June 30, 2004 from $8.7 million at December 31, 2003. The change is primarily attributable to our additional investment in RRVLP of $6.4 million during the first six months of 2004 ($5.3 million for the second quarter of 2004). At June 30, 2004 RioCan's interests in the underlying real estate assets of all its equity accounted investments was $36.3 million (December 31, 2003 – $18.8 million) and in the related underlying mortgages payable was $19.8 million (December 31, 2003 – $8.8 million).

We have a 15% equity interest ($13.3 million at June 30, 2004) in RRVLP. RRVLP was formed in August 2003 with a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS") and a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which our share is up to $30 million), which taken together with third-party debt, will enable RRVLP to invest more than $500 million in targeted investments. At June 30, 2004 RRVLP had acquired seven shopping centres (aggregating almost 2 million square feet) with a total cost aggregating $197.5 million. Commencing with the earlier of: (i) the expiration of a three year investment period, or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for up to a further four years. It is the intention of the partners to then monetize any unrealized gains, unless otherwise agreed to by them. TIAA-CREF is a major U.S. pension fund, with approximately US$300 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $32 billion in net investment assets. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

As discussed above (see Overview and Business Strategy) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. No amortization is recorded as we will not hold these assets for long term use and intend to sell them in the ordinary course of business. We have segregated those properties already owned that meet these criteria and are now reporting them separately as properties held for resale. During the second quarter of 2004 we acquired two such properties for $9 million and disposed of a property with a carrying amount of $26.3 million for proceeds of $30.5 million, resulting in a gain on properties held for resale of $4 million.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with our dedicated internal leasing professionals who represent us and deal with tenant representatives. The costs associated with our internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $6.5 million for the six months ended June 30, 2004 versus $6 million for the comparable period in 2003. Expenditures for tenant installations were $4.2 million for the three months ended June 30, 2004 versus $3.5 million for the comparable period in 2003. We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the paving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

As a normal part of our business, we expand and redevelop existing shopping centres. The costs related to these activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, and interest on both specific and general debt. We recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price.

Properties under development were $90 million at June 30, 2004 as compared to $101.6 million at December 31, 2003. During the six months ended June 30, 2004 cash outlays were $37.4 million on expansion opportunities and other development related expenditures as compared to $22.8 million for the comparable period in 2003. During the three months ended June 30, 2004 cash outlays were $15.1 million on expansion opportunities and other development related expenditures as compared to $15.4 million for the comparable period in 2003. The increase in (re)development activity is consistent with our focus on land use intensification at our properties. The balance of the change for both periods of 2004 and 2003 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) from (to) properties under (re)development.

During the six month period ended June 30, 2004 $4.8 million ($4 million for the second quarter of 2004) of cash was invested in capital expenditures on income properties, which, when taken together with $37.4 million ($15.1 million for the second quarter of 2004) of cash expended on properties under development, resulted in a total cash outflow during the first six months of 2004 of $42.2 million ($19.1 million for the second quarter of 2004) for capital expenditures on income properties and properties under development. During the comparative period in 2003 $4.3 million ($2.4 million for the second quarter of 2003) of cash was invested in capital expenditures on income properties, which, when taken together $22.8 million ($15.4 million for the second quarter of 2003) of cash expended on properties under development, resulted in a total cash outflow of $27.1 million ($17.8 million for the second quarter of 2003) for capital expenditures on income properties and properties under development.

We have a limited development program primarily focused on new format retail centres. The provisions of RioCan's Declaration of Trust ("Declaration") have the effect of limiting investments in (assets supported by) non-income producing properties to no more than 15% of unitholders' equity. To minimize risks, developments are generally undertaken with established developers either on a co-tenancy basis or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is to not participate in the acquisition of land unless it is fully zoned and generally 65% of the buildable space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to staged construction, keyed to leasing levels. As a part of its development program, RioCan will make loan advances to its partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions are generally structured as participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%) in the underlying property (essentially, upon or after substantial completion).

Our mortgages and loans receivable decreased to $58.9 million at June 30, 2004 from $81.3 million at December 31, 2003. At June 30, 2004 the components comprising our mortgages and loans receivable were as follows: (i) mortgages and loans receivable from co-owners – $450,000 (December 2003 – $22.4 million); (ii) participating mortgages and loans receivable – $51.6 million (December 2003 – $52.0 million); and (iii) other mortgages and loans receivable – $6.8 million (December 2003 – $6.9 million).

Our mortgages and loans receivable from co-owners bear interest at 10% (December 2003 – between 10% to 12%) per annum with a weighted average quarter end rate of 10% (December 2003 – 10.21%). These mortgages and loans receivable from co-owners mature in 2008. Prior to maturity, these mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Our participating mortgages and loans receivable bear interest at rates ranging from 10% to 11% per annum and entitle us to a share of the income generated by the properties securing those mortgages ("the properties"). These participating mortgages and loans receivable mature on the earlier of: (i) ten years from the date of initial advance; and (ii) subject to the borrower's right to extend for a further five years, the date of completion of the acquisition by the Trust of its interest. We have options to purchase (and the borrowers have options to require us to purchase) an interest (generally between 33 1/3% and 50%) in the properties. We can exercise these options upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans receivable will also be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties.

Our other mortgages and loans receivable bear interest at rates ranging from 4.75% to 8% per annum with a weighted average quarter end rate of 6.8% (December 2003 – 6.9%). These other mortgages and loans receivable mature as follows: 2004 – $0.9 million; 2005 – $3.6 million; and 2006 – $2.3 million.

Advances of mortgages and loans receivable during the six month period ended June 30, 2004 totaled $13.3 million ($6.2 million for the second quarter of 2004) as compared to $7.4 million for the comparable period in 2003 ($3.6 million for the second quarter of 2003). The increase in advances over the comparative periods resulted from an increase in greenfield developments through our mezzanine lending program during the periods.

Principal repayments of such amounts totaled $29 million during the six month period ended June 30, 2004 ($18.8 million for the second quarter of 2004), an increase over the $17.9 million we received for the comparable period in 2003 ($14 million for the second quarter of 2003). During the first six months of 2004 approximately $18.3 million ($11 million for the second quarter of 2004) of principal was repaid by borrowers with the proceeds of our acquisitions/restructuring of the borrowers' interests in certain properties (including through the exercise of options to purchase and the restructuring of our interests with the same co-owner as discussed above) that had been financed by RioCan through participating and co-owners mortgage loans as compared to $11.3 for the corresponding period in 2003 ($8.7 million for the second quarter of 2003). Other repayments during 2004 and 2003 included the repayment(s) of a vendor-take-back mortgage(s) and the balance of repayments were from cash flows generated from operating and capital transactions relating to the underlying properties.

Of the June 30, 2004 balance of participating mortgages and loans receivable, up to $21.4 million can be repaid from cash flows generated from the exercise of options to (require the) purchase of interests in the properties. At June 30, 2004 the exercise of these options would have resulted in an increase in our real estate investments and our mortgages payable of approximately $12.7 million.

Other operating items

Our rents receivable were $11.9 million at June 30, 2004 compared to $13.1 million at December 31, 2003. Included in rents receivable at June 30, 2004 is deferred rents receivable of $5.2 million relating to the change in reporting rental income from a contractual basis to a straight-line basis (refer to our discussion under Revenue). During the first quarter of 2004 we had a decrease in our contractual rents receivable which was attributable to increased collections of property tax, common area and other billings to tenants and from co-owners. Prepaid expenses and other assets increased to $63.4 million at June 30, 2004 from $32.3 million at December 31, 2003. This increase is largely attributable to an increase in prepaid property taxes resulting from a change in the timing of certain installment payments and investments in marketable securities. Accounts payable and accrued liabilities increased to $151.8 million at June 30, 2004 from $150.7 million at December 31, 2003. This increase is mainly due to: (i) an increase in property taxes payable; (ii) an increase in the value of the differential between stated and market interest rates arising at the acquisition of income properties; and partially offset by (iii) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures.

Changes in other non-cash operating items (i.e. working capital) used $8.9 million of cash for the first six months of 2004 compared to using cash of $11.5 million for the comparative period in the prior year. The reduced cash outflows during the six months ended June 30, 2004 are attributable to, amongst other items: (i) increased collections of property tax, common area and other billings to tenants and from co-owners; (ii) an increase in the collection of accrued interest receivable resulting from the increase in repayments of mortgage receivable principal; partially offset by (iii) increased prepayments of property taxes.

Changes in other non-cash operating items (i.e. working capital) used $2.1 million of cash for the second quarter of 2004 compared to providing cash of $7.8 million for the comparative period in the prior year. The increased cash outflows during the three months ended June 30, 2004 are attributable to, amongst other items: (i) increased prepayments of property taxes; partially offset by (ii) increased collections of property tax, common area and other billings to tenants and from co-owners; and (iii) an increase in the collection of accrued interest receivable resulting from the increase in repayments of mortgage receivable principal.

Capital Structure and Liquidity

Debt

Standard & Poor's ("S&P") and the Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's unsecured debentures. DBRS has provided the Trust with a credit rating of BBB (stable) relating to RioCan's unsecured debentures. A credit rating of BBB is an investment grade rating and is generally an indication of adequate credit quality as defined by both agencies.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). Debt is limited to 55% of aggregate assets, notwithstanding these unitholder approved limits. At June 30, 2004 our indebtedness was 52.6% of aggregate assets and we could therefore incur additional indebtedness of $211.9 million and still not exceed a 55% leverage limit. Comparatively, at December 31, 2003 our indebtedness was 53.2% of aggregate assets and we could therefore incur additional indebtedness of over $165.2 million and still not exceed a 55% leverage limit.

At both June 30, 2004 and at December 31, 2003 our aggregate indebtedness was $2.06 billion. At both June 30, 2004 and December 31, 2003 the composition of our aggregate indebtedness was as follows: (i) mortgages payable of $1.72 billion; and (ii) senior unsecured debentures payable ("debentures") of $338.7 million.

The change in indebtedness during the six months ended June 30, 2004 resulted primarily from: (i) new secured debt cash borrowings of $67.7 million; (ii) $43.2 million of mortgage financing assumed on the acquisition of income properties; and (iii) we repaid mortgage debt of $111.5 million (including $20.4 million in scheduled amortizations and $33.5 million of mortgage debt assumption relating to the disposition of discontinued operations). During the comparative period in 2003 we: (i) received cash proceeds of $151.8 million from new mortgage debt borrowings; (ii) $97.2 million of mortgage financing was assumed on the acquisition of income properties; (iii) as discussed above, with the acquisition of the 20% additional interest in certain real estate investments, we proportionately consolidated these interests in those investments resulting in an increase of long-term debt of $76.9 million; and (iv) we repaid mortgage debt of $135.7 million (including $17.3 million through scheduled amortizations and $3.6 million of mortgage debt assumption by purchasers).

The change in indebtedness during the three months ended June 30, 2004 resulted primarily from: (i) new secured debt cash borrowings of $36.1 million; (ii) $8.7 million of mortgage financing assumed on the acquisition of income properties; and (iii) we repaid mortgage debt of $88.5 million (including $10 million in scheduled amortizations and $33.5 million of mortgage debt assumption relating to the disposition of discontinued operations). During the comparative period in 2003 we: (i) received cash proceeds of $63.2 million from new mortgage debt borrowings; (ii) $82.8 million of mortgage financing was assumed on the acquisition of income properties; (iii) as discussed above, with the acquisition of the 20% additional interest in certain real estate investments, we proportionately consolidated these interests in those investments resulting in an increase of long-term debt of $76.9 million; and (iv) we repaid mortgage debt of $93.7 million (including $9 million through scheduled amortizations and $3.6 million of mortgage debt assumption by purchasers).

At both June 30, 2004 and December 31, 2003 we had four series of debentures outstanding totaling $338.7 million. Such debt requires no ongoing scheduled repayments of principal.

The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs than would otherwise be obtained. On a combined basis, our mortgages and debentures payable bear a June 30, 2004 quarter end weighted average interest rate of 7.08% with a weighted average term to maturity of 5.6 years, and have repayments for the next five years ending December 31 as follows: 2004 – $43.2 million of which $23.2 million relates to scheduled amortizations for the last six months of 2004 (2.1% of aggregate indebtedness); 2005 – $176.2 million of which $44.2 million relates to scheduled amortizations and $50.0 million relates to debentures (8.6% of aggregate indebtedness); 2006 – $255.6 million of which $44.4 million relates to scheduled amortizations and $125 million relates to debentures (12.4% of aggregate indebtedness); 2007 – $403.8 million of which $43.5 million relates to scheduled amortizations and of which $163.7 million relates to debentures (19.6% of aggregate indebtedness); and 2008 – $199.5 million of which $38.9 million relates to scheduled amortizations (9.7% of aggregate indebtedness).

The interest rates on our mortgages payable range from 3.84% to 12.95% per annum with a June 30, 2004 quarter end weighted average interest rate of 7.08%. As indicated in our significant accounting policies above, the value of the differential between stated and market interest rates on debt assumed by us at the acquisition of our income properties is recorded as a deferred charge and adjusted to interest expense on the straight-line basis over the term of the related debt. Calculated on this basis, we have a June 30, 2004 quarter end weighted average interest rate of 6.9% on our aggregate indebtedness.

Included in 2004 maturities are: (i) $23.2 million of scheduled amortizations; (ii) $0.9 million in construction loans that are expected to be refinanced with long-term financing at completion of the (re)developments; and (iii) $19.1 million of mortgage debt maturing in 2004. We expect that all maturities will be refinanced or repaid in the normal course.

During the second quarter of 2004 we chose not to renew a $40 million secured line of credit that was generally unutilized. At June 30, 2004 we have one revolving line of credit in place totaling $63.5 million with a major Canadian financial institution, against which the only amounts drawn were $20.7 million of letters of credit. This facility is subject to annual renewal and is secured by certain income properties.

Off balance sheet assets and liabilities and guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on our earnings or RDI; however, our interest in the underlying real estate assets of these investments would have resulted in increases in: (i) real estate investments of $33.8 million; and (ii) long-term debt of $32.5 million. Furthermore, our indebtedness would have increased to 52.9% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily on behalf of certain RioCan partners and co-owners for their share of certain mortgages payable and to certain borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At June 30, 2004 such guarantees amounted to $367.3 million and expire between 2004 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any such amounts in our consolidated financial statements.

Equity

Unit issue net proceeds for the six months ended June 30, 2004 were $26.1 million as compared to $149.1 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) the April 2003 issue of 11,000,000 units for gross proceeds of $140.3 million; (ii) 1.2 million units were issued under our trustee and employee unit option plan during the six months ended June 30, 2004 versus 731,000 units in the corresponding period for 2003; and (iii) 938,000 units were issued under the distribution reinvestment plan and direct purchase plan in the first two quarters of 2004 versus 653,000 units for the comparative period of 2003.

Unit issue net proceeds for the second quarter of 2004 were $6.8 million as compared to $145.1 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) the April 2003 issue of 11,000,000 units for gross proceeds of $140.3 million; (ii) 11,000 units were issued under our trustee and employee unit option plan during the three months ended June 30, 2004 versus 722,000 units in the corresponding period for 2003; and (iii) 448,000 units were issued under the distribution reinvestment plan and direct purchase plan in the second quarter of 2004 versus 340,000 units for the comparative period of 2003.

We provide long term incentives to certain employees by granting options through the unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting options is to encourage employees to acquire an ownership interest in RioCan over time and acts as a financial incentive for such persons to consider the long term interests of RioCan and its unitholders. During the six months ended June 30, 2004, we granted 1,100,000 unit options (2003 – 1,050,000) under this plan. During the three months ended June 30, 2004, we granted 700,000 unit options (2003 – 700,000) under this plan.

The CICA adopted recommendations requiring us to expense the fair value of all trustee and employee unit option grants. We have elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 we recognized the cumulative effect of such unit based compensation by making an adjustment to our opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during the first six months of 2004 by $275,000 ($140,000 for the second quarter of 2004) with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

At June 30, 2004 there were 2,500,000 warrants outstanding that were issued to Kimco in September 2001. Each warrant expires on September 7, 2006 and entitles Kimco to acquire one unit of RioCan at a price of $11.02.

Financial liquidity and capital commitments

S&P and the DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at June 30, 2004 was SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At June 30, 2004 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated RioCan with the highest stability rating for any REIT in Canada.

During the six months ended June 30, 2004 distributions to our unitholders increased by 14.5% to $106.4 million compared to $92.9 million for the comparative period in 2003. Of the distributions we made to our unitholders during the first six months of 2004, $13.9 million was reinvested by our unitholders through the distribution re-investment plan as compared to $8.3 million for the comparative period in 2003. During the second quarter of 2004, distributions to our unitholders increased by 12.5% to $54 million compared to $48 million for the comparative period in 2003. Of the distributions we made to our unitholders during the second quarter of 2004, $6.7 million was reinvested by our unitholders through the distribution re-investment plan as compared to $4.4 million for the comparative period in 2003.

In April 2004 we increased our monthly distributions to our unitholders by 2.6% to $0.10 per unit per month from $0.0975 per unit per month. During the six months ended June 30, 2004 distributions per unit to our unitholders increased by 4.4% to $0.5925 per unit (5.3% to $0.3000 per unit for the second quarter of 2004) as compared to $0.5675 per unit for the comparative period in 2003 ($0.2850 per unit for the second quarter of 2003).

Our Declaration requires us to distribute to our unitholders 90% or more of our annual RDI with the balance being retained by us for use in our operations. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI differs from certain other issuers' methods and accordingly RDI as we report it is not comparable to such other issuers.

Recently there have been numerous changes to GAAP, in part reflective of recent accounting developments internationally, including the United States. We anticipate that there will be further changes in the foreseeable future. These changes may cause our GAAP statement of net earnings to be less useful in determining our ability to make current period cash distributions. Consequently, our Trustees determined that a change was desirable in the method of computing our RDI and we obtained unitholder approval to revise our definition of RDI at our Annual and Special Unitholders' meeting on June 2, 2004.

The amendments redefine RDI to provide greater certainty to our unitholders that these and future accounting changes will not have a negative impact on RDI. We believe that these amendments offer a measure that is more representative of our operating performance and provide our Trustees with discretion to deal with future changes to GAAP and to normalize the effect of any income of the Trust that may recur on a regular, but not necessarily an annual, basis.

Effective January 1, 2004, the RDI of the Trust is based on the consolidated net earnings of the Trust for the period computed in accordance with GAAP adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements, customer relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions of properties held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions of properties held for resale); (ii) amortization of the differential between contractual rents and market rents arising at the time of acquisition; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line basis for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Our RDI for the three and six month periods ended June 30, 2004 is as follows:

(thousands of dollars, except per unit amounts)	Three months ended June 30, 2004	Six months ended June 30, 2004
Net earnings	$ 43,476	$ 81,970
Amortization of tangible capital assets	18,991	38,389
Amortization of deferred tangible leasing costs	2,189	4,265
Amortization of deferred intangible leasing costs	1,494	1,862
Impact of accounting for minimum rental revenue on a straight-line basis	(1,824)	(3,574)
Compensation expense recorded from the granting of unit options	140	275
Amortization of the differential between contractual rents and market rents	7	(16)
Provision for diminution in valuation of income property	2,000	2,000
Gain from income properties held for sale	(3,380)	(3,358)
Recurring distributable income	63,093	121,813
Retention of recurring distributable income	(9,074)	(15,390)
Distributions to unitholders	$ 54,019	$ 106,423
Per unit		
Recurring distributable income	$ 0.350	$ 0.678
Retention of recurring distributable income	(0.050)	(0.085)
Distributions to unitholders	$ 0.300	$ 0.593

Prior to the amendments approved by our unitholders on June 2, 2004, RDI was calculated generally as annual net earnings excluding gains and losses from income properties, amortization of buildings, and provisions for impairment of income properties.

RDI for the three and six month periods ended June 30, 2004 calculated on a comparable basis to that of 2003 would have been as follows:

(thousands of dollars, except per unit amounts)	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Net earnings	**$ 43,476**	$ 46,671	**$ 81,970**	$ 89,150
Amortization of tangible capital assets	**18,991**	7,672	**38,389**	15,050
Amortization of deferred tangible leasing costs	**286**	–	**445**	–
Amortization of deferred intangible leasing costs	**1,494**	–	**1,862**	–
Impact of accounting for minimum rental revenue on a straight-line basis	**(1,824)**	–	**(3,574)**	–
Compensation expense recorded from the granting of unit options	**140**	–	**275**	–
Amortization of the differential between contractual rents and market rents	**7**	–	**(16)**	–
Provision for diminution in valuation of income property	**2,000**	–	**2,000**	–
Gain on properties held for resale	**(3,987)**	–	**(3,987)**	–
Gain from income properties held for sale	**(3,380)**	(1,287)	**(3,358)**	(1,287)
Recurring distributable income	**57,203**	53,056	**114,006**	102,913
Retention of recurring distributable income	**(3,184)**	(5,046)	**(7,583)**	(10,046)
Distributions to unitholders	**$ 54,019**	$ 48,010	**$ 106,423**	$ 92,867
Per unit				
Recurring distributable income	**$ 0.317**	$ 0.315	**$ 0.634**	$ 0.629
Retention of recurring distributable income	**(0.017)**	(0.030)	**(0.041)**	(0.062)
Distributions to unitholders	**$ 0.300**	$ 0.285	**$ 0.593**	$ 0.567

The main differences between the new basis of calculating RDI and the basis we used prior to 2004 is: (i) effective January 1, 2004 no deduction is made from RDI for all amortization of deferred leasing costs; and (ii) in 2003 no gains or losses on dispositions of income properties were included in RDI; effective January 1, 2004 gains and losses on dispositions of properties held for resale are included in RDI. It should be noted that while GAAP net earnings, commencing in 2004, includes the impact of accounting for minimum rental revenue on a straight-line basis, we do not include such amounts in RDI.

We ended the second quarter of 2004 with $67.7 million of cash and short-term investments and over $42.8 million of available undrawn bank line of credit. Our bank credit facility is available to fund property acquisitions and (re)developments and to meet short term working capital requirements. As indicated above, at June 30, 2004 our indebtedness was 52.6% of aggregate assets and we could therefore incur additional indebtedness of $211.9 million and still not exceed a 55% leverage limit.

We anticipate that our cash flows from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facility, and our ability to access public equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations and execute our business plan.

Results of Operations

We reported net earnings of $82 million for the six months ended June 30, 2004 as compared with net earnings of $89.2 million for the comparative period in 2003. Net earnings per unit for the six months periods ended June 30, 2004 were $0.46 versus $0.55 for the comparative period in 2003. The impact of the accounting changes we adopted prospectively on January 1, 2004 required us to record higher building amortization and rental revenue on a straight-line basis from a contractual basis, which changes reduced net earnings for the six months ended June 30, 2004, as compared to 2003, by approximately $18.6 million ($0.10 per unit). As discussed above in our asset profile, for the six months ended June 30, 2004 we also recorded a gain on sale of discontinued operations of $3.4 million, a $4 million dollar gain on properties held for resale and a provision for diminution in valuation of a non-retail income property of $2 million. For the comparative period of 2003, we recorded a gain on income properties held for sale of $1.3 million.

We reported net earnings of $43.5 million for the second quarter of 2004 as compared with net earnings of $46.7 million for the comparative period in 2003. Net earnings per unit for the three months periods ended June 30, 2004 were $0.24 versus $0.28 for the comparative period in 2003. The impact of the accounting changes discussed above reduced net earnings for the three months ended June 30, 2004, as compared to 2003, by approximately $8.8 million ($0.05 per unit). As discussed above in our asset profile, for the three months ended June 30, 2004 we also recorded a gain on sale of discontinued operations of $3.4 million, a $4 million dollar gain on properties held for resale and a provision for diminution in valuation of a non-retail income property of $2 million. For the comparative period of 2003, we recorded a gain on income properties held for sale of $1.3 million.

The impact of the accounting changes and the specific components of net earnings for each respective period are discussed below.

Revenue

We retain substantially all of the benefits and risks of ownership of our income properties and therefore account for leases with our tenants as operating leases. Rental revenue includes all amounts we earn from our tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, we allocate the consideration to each element based on relative fair values. Rental revenue also includes our share of income from equity investments in income properties.

The CICA adopted recommendations that required us to change the method of rental revenue recognition such that we can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004, we report minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable. The impact of the straight-line rental adjustment (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, adjusted for the notional amortization of capitalized free rent which we no longer record as a result of this accounting change) increased rental revenue by approximately $3.6 million for the six months ended June 30, 2004 ($1.8 million for the second quarter of 2004).

Rental revenue increased by 10.9% to $271.6 million for the six months ended June 30, 2004 from $244.9 million for the corresponding period in 2003. Rental revenue increased by 7.6% to $135.6 million for the second quarter of 2004 from $126 million for the corresponding period in 2003. These increases resulted primarily from: (i) the full period impact of net acquisitions of income properties during 2003 and the first quarter of 2004; (ii) the impact of the straight-line rental adjustment as discussed above; and (iii) an increase in our overall portfolio occupancy rates to 96.4% at June 30, 2004 from 96.0% at June 30, 2003.

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

Fee income increased by 17.2% to $7.5 million for the six months ended June 30, 2004 from $6.4 million for the comparative period during 2003. Fee income was $3.6 million for both the second quarter of 2004 and 2003. The increase primarily resulted from the timing of third party asset management and property management activities.

Interest charged on mortgages and loans receivable and interest earned on cash balances increased by 10.6% to $5.2 million for the six months ended June 30, 2004 from $4.7 million for the comparative period of 2003. This increase was due to substantially higher cash and short term investment balances we had on hand during the first quarter of 2004. As such, we earned interest income on higher cash and short term balances during the first six month period of 2004. The increase was partially offset by the increase in repayments of mortgage receivable principal.

Interest charged on mortgages and loans receivable and interest earned on cash balances decreased by 21.4% to $2.2 million for the second quarter of 2004 from $2.8 million for the comparative period of 2003. The decrease primarily arose as a result of the increase in repayments of mortgage receivable principal.

Expenses

Our operating costs increased 8.8% to $89.3 million for the six months ended June 30, 2004 from $82.1 million for the comparative period during 2003. Included in these operating costs are property taxes of $54.9 million which increased by 8.1% from $50.8 million for the comparative period during 2003. Our operating costs increased 3% to $43.3 million for the second quarter of 2004 from $42 million for the comparative period during 2003. Included in these operating costs are property taxes of $27.1 million which remained consistent with the $27.2 million for the comparative period of 2003. These increases resulted primarily from the full period impact of net acquisitions of income properties during 2003 and the first quarter of 2004.

Deferred tangible leasing cost amortization related to expenditures for tenant installations increased to $3.8 million for the six months ended June 30, 2004 as compared to $4 million for the comparative period during 2003. As previously discussed, deferred intangible leasing costs and a component of deferred tangible leasing costs are acquired leasing costs that arise at the acquisition of our income properties. The amortization of such amounts for the six months ended June 30, 2004 was $2.4 million.

Deferred tangible leasing cost amortization related to expenditures for tenant installations were $1.9 million for the three months ended June 30, 2004 as compared to $2.1 million for the comparative period during 2003. As previously discussed, deferred intangible leasing costs and a component of deferred tangible leasing costs are acquired leasing costs that arise at the acquisition of our income properties. The amortization of such amounts for the second quarter of 2004 was $1.7 million.

Building amortization increased 177% to $37.4 million for the six months ended June 30, 2004 from $13.5 million for the comparative period during 2003. Building amortization increased 167% to $18.7 million for the second quarter of 2004 from $7 million for the comparative period during 2003. As previously discussed under our Significant Accounting Policies above, the CICA adopted recommendations that required us to change the method of calculating building amortization from the sinking fund method to the straight-line method. The impact of the adoption of this standard increased our building amortization during the six months ended June 30, 2004 by approximately $22.2 million ($10.7 million for the second quarter of 2004) with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity. As building amortization is not deducted in calculating RDI, the change to the straight-line method has no impact on RDI.

Our interest expense increased by 8.1% to $71.8 million during the six months ended June 30, 2004 from $66.4 million in the comparable period for 2003. Our interest expense increased by 1.1% to $35.9 million during the second quarter of 2004 from $35.5 million in the comparable period for 2003. These increases resulted primarily from the full period impact of the debt financing of net acquisitions of income properties during 2003 and the first quarter of 2004. The increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the repayment of debt related to properties sold during the periods. Amounts capitalized to real estate investments during the six months ended June 30, 2004 were $3.9 million representing 5.5% of interest expense compared to $4.2 million or 6.3% for the corresponding period of 2003. Amounts capitalized to real estate investments during the second quarter of 2004 were $2 million representing 5.7% of interest expense compared to $2.5 million or 7.1% for the corresponding period of 2003. These decreases in capitalized interest are commensurate with the decrease in the carrying amount of properties under development during 2004 as compared to the corresponding period of 2003.

General and administrative expense includes expenses for general Trust activities and real estate investment asset management functions. Expenses for recoverable property management and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 26.9% to $8.5 million during the six months ended June 30, 2004 from $6.7 million in the comparable period in 2003. General and administrative expense increased by 39.8% to $4.5 million during the second quarter of 2004 from $3.2 million in the comparable period in 2003. The increases in general and administrative expense for both the three and six month periods ended June 30, 2004, as compared to the corresponding periods of 2003, mainly resulted from increases relating to: (i) staff levels and related costs; and (ii) the expensing of unit based compensation as previously discussed.

Amounts capitalized to real estate investments during the six months ended June 30, 2004 were $1.1 million representing 13% of general and administrative expense as compared to $1.3 million or 19.8% for the same period during 2003. Amounts capitalized to real estate investments during the second quarter of 2004 were $0.6 million representing 12.6% of general and administrative expense as compared to $0.6 million or 18.4% for the same period during 2003. To the extent that our general and administrative expense is related to real estate asset management functions such expenditures are not capitalized. The decrease in the amounts of capitalized general and administrative expense is commensurate with our increased emphasis on asset management actives resulting from our strategy of enhancing RDI by leveraging our in-house real estate expertise in pursuing opportunities where value-added potential exists.

Funds from Operations

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") generally defines FFO as net income adjusted for extraordinary items, gains or losses on the sale of, or provisions for impairment against, capital items and depreciation and amortization relating to capital items. FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. RioCan's method of calculating FFO is in accordance with CIPPREC recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO measured by other issuers.

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, long-lived income properties).

A reconciliation of GAAP net earnings to FFO is as follows:

	Three months ended June 30,		Six months ended June 30,	
(thousands of dollars, except per unit amounts)	**2004**	2003	**2004**	2003
Net earnings	**$ 43,476**	$ 46,671	**$ 81,970**	$ 89,150
Amortization of tangible capital assets	**19,046**	7,286	**38,208**	14,320
Amortization of deferred tangible leasing costs	**2,190**	2,077	**4,266**	3,965
Amortization of deferred intangible leasing costs	**1,494**	–	**1,862**	–
Provision for dimunition in valuation of income property	**2,000**	–	**2,000**	–
Gain from income properties held for sale	**–**	(1,287)	**–**	(1,287)
Discontinued operations	**(3,372)**	423	**(3,045)**	799
Funds from operations	**$ 64,834**	$ 55,170	**$ 125,261**	$ 106,947
Per unit				
Funds from operations per weighted average number of units outstanding	**$ 0.36**	$ 0.32	**$ 0.70**	$ 0.65

Future Changes in Significant Accounting Policies

We continually monitor the CICA's recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures. Other than the significant accounting policies that we adopted effective January 1, 2004 and discussed throughout the body of this MD&A, we are not aware of any other recent pronouncements that would have a significant impact on our consolidated financial statements and note disclosures.

Risks and Uncertainties

In our MD&A for the two years ended December 31, 2003 and 2002 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. We have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2003 and 2002.

Document 114

RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST
MADE AS OF JUNE 2, 2004

TABLE OF CONTENTS

RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

THIS AMENDED AND RESTATED DECLARATION OF TRUST made in Toronto, Ontario as of the 2nd day of June, 2004.

RECITAL

WHEREAS the Trust was established for the principal purpose of providing persons who may become the holders of Units with an opportunity to invest in an entity owning and holding a diversified portfolio of primarily income-producing real property investments in Canada.

DECLARATION

NOW THEREFORE, the Trustees hereby confirm that they agree to hold in trust as trustees any and all property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to them as such trustees and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:

ARTICLE I
THE TRUST DEFINITIONS

1.1 Definitions and Interpretation

In this Declaration of Trust, words in the singular number include the plural and words in the plural number include the singular, and the masculine includes the feminine and neuter. In this Declaration of Trust, except where the context otherwise requires:

"**Adjusted Unitholders' Equity**" means, at any time, the aggregate of the amount of Unitholders' equity of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust, calculated in accordance with generally accepted accounting principles;

"**affiliate**" with relation to any person means an associate or an affiliated, controlled or subsidiary company of such person, all such terms (except person) having the meaning ascribed thereto by the *Securities Act* (Ontario), as amended from time to time;

"**annuitant**" means the annuitant of a registered retirement savings plan or a registered retirement income fund, all as defined in the *Income Tax Act* (Canada);

"**Audit Committee**" means the committee established pursuant to section 8.3;

"**capital cost allowance**" shall include any amounts deductible in respect of the cost of investments or other capital assets as is permitted by the *Income Tax Act* (Canada);

"**capital cost allowance of the Trust**" for any year shall be the amount of capital cost allowance that is deductible under the *Income Tax Act* (Canada) in computing the income of the Trust for income tax purposes for the year;

"**capital gain**" shall have the meaning ascribed to such term in the *Income Tax Act* (Canada);

"**capital loss**" shall have the meaning ascribed to such term in the *Income Tax Act* (Canada);

"**Compensation Committee**" means the committee established pursuant to section 8.2;

"**cumulative eligible capital of the Trust**" for any year means the amount of cumulative eligible capital that is deductible under the *Income Tax Act* (Canada) in computing the income of the Trust for income tax purposes for the year,

"**Declaration of Trust**" means this amended and restated declaration of trust, as amended from time to time;

"**dissenting offeree**" means, where a take-over bid is made for all the Units, a holder of Units who does not accept the take-over bid and includes a subsequent holder of that Unit who acquires it from the first mentioned holder;

"**Distribution Date**" means each date selected by the Trustee for the purpose of making distributions contemplated in Article IX;

"**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this Declaration of Trust and include every instrument supplemental or ancillary to or in implementation of this Declaration of Trust and, except where the context otherwise requires, not to any particular article, section or other portion thereof;

references to "**the *Income Tax Act* (Canada)**" mean such act and the regulations thereunder as the same may be amended from time to time;

"**indebtedness**" means any obligation of the Trust for borrowed money (including, for greater certainty, the principal amount of convertible debt securities, notwithstanding the presentation of such securities in the Trust's financial statements in accordance with generally accepted accounting principles) to the extent that is appears as a liability on the balance sheet of the Trust calculated in accordance with generally accepted accounting principles;

"**Investment Committee**" means the committee established pursuant to section 8.1;

"**mortgage**" means any mortgage, charge, hypothec, bond, debenture, note or other evidence of indebtedness directly or indirectly secured by real property;

"**net realized capital gains of the Trust**" shall have the meaning ascribed to such term in section 9.1(2);

"**net recapture income of the Trust**" for any year means the amount, if any, by which the amount required to be included in the income of the Trust for income tax purposes for such year by way of recapture of capital cost allowance exceeds the amount permitted to be deducted under subsection 20(16) of the *Income Tax Act* (Canada);

"**person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof~

"**President**", "**Vice-President**", and "**Secretary**" means the person holding the respective office from time to time in accordance with section 2.9

"**real property**" means property which in law is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, partnership, joint venture or otherwise) and securities of persons whose assets consist primarily of real property and/or investments, direct or indirect, in real property;

"**Register**" means the register which shall be established and maintained pursuant to section 5.14;

"**take-over bid**" has the meaning ascribed to such term in the *Securities Act* (Ontario), as amended from time to time;

"**Trust**" means RioCan Real Estate Investment Trust established hereunder;

"**Trustees**" means, as of any particular time, the trustees holding office under this Declaration of Trust at such time, whether they be the signatories hereto or additional or successor trustees;

"**Trustees' Regulations**" means the regulations adopted by the Trustees pursuant to section 3.3;

"**Unit**" means a unit of interest in the Trust in accordance with the provisions hereof and includes a fraction of a Unit; and

"**Unitholder**" means a person whose name appears on the Register as a holder of Units.

1.2 Name

The name of the trust created by this Declaration of Trust shall be "RioCan Real Estate Investment Trust". As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the Trust activities, hold property, execute all documents and take all legal proceedings under that name.

1.3 Use of Name

Should the Trustees determine that the use of the name "RioCan Real Estate Investment Trust" is not practicable, legal or convenient, they may use such other designation or they may

adopt such other name for the Trust as they deem appropriate and the Trust may hold property and conduct its activities under such other designation or name.

1.4 Places of Business

The principal office and centre of administration of the Trust shall be at 130 King Street West, Suite 700, Toronto, Ontario, unless changed by the Trustees to another location. The Trust may have such other offices or places for the conduct of its affairs as the Trustees may from time to time determine as necessary or desirable.

1.5 Nature of the Trust

The Trust is an unincorporated investment trust. The Trust, its Units and its property shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for investment trusts and for this Trust by:

(i) applicable laws, regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(ii) the terms, conditions and trusts set forth in this Declaration of Trust.

The beneficial interest of a holder of any Unit shall be limited to the right to participate pro rata in distributions when and as declared by the Trustees as contemplated by Article IX and distributions upon the termination of the Trust as contemplated in Article XII. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees, the Unitholders or any officer or other employee of the Trust or any of them for any purpose be, or be deemed to be treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. Neither the Trustees nor any officer or other employee of the Trust shall be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees, to the Trust, and to the officers and other employees of the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with rights conferred and the liabilities and obligations imposed upon them by this Declaration of Trust.

ARTICLE II
TERMS AND REMUNERATION OF TRUSTEES

2.1 Number

There shall be no fewer than five nor more than fifteen Trustees. The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders or by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint additional Trustees if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees required to have been elected at the last annual meeting of Unitholders.

2.2 Term of Office

Each Trustee who executes this Declaration of Trust or who is hereafter elected or appointed shall (except as provided in Section 2.6) hold office until the next annual meeting of Unitholders or until his successor has been elected and has qualified to serve as Trustee.

2.3 Qualifications of Trustees

A Trustee shall be an individual at least 18 years of age, who is not of unsound mind and has not been found to be of unsound mind by a court in Canada or elsewhere, and who does not have the status of bankrupt. Trustees are not required to hold Units. A majority of the Trustees must be resident Canadians.

2.4 Election of Trustees

Election of Trustees shall be by the vote of Unitholders. The election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such election) shall not become effective unless and until such person shall have in writing accepted his election and agreed to be bound by the terms of this Declaration of Trust.

2.5 Resignation, Removal and Death of Trustee

A Trustee may resign at any time by an instrument in writing signed by him and delivered or mailed to the President or the Secretary. Such resignation shall take effect on the date such notice is given or at any later time specified in the notice without need for prior accounting. A Trustee may be removed at any time with or without cause by a majority of the votes cast at a meeting of Unitholders called for that purpose or by the consent of holders of a majority of the outstanding Units entitled to vote thereon or with cause by the resolution of two-thirds of the remaining Trustees. Upon the resignation or removal of any Trustee, or his otherwise ceasing to be a Trustee, he shall execute and deliver such documents as the remaining Trustees shall require for the conveyance of any Trust property held in his name, shall account to the remaining Trustees as they may require for all property which he holds as Trustee and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may require as provided in this section. In the event that a Trustee or his legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents.

2.6 Vacancies

The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incompetence or other incapacity to exercise the duties of the office or removal of a Trustee. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until the vacancy is filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder. In the case of a vacancy, the Unitholders or a majority of the Trustees continuing in office may fill such vacancy. Any Trustee so elected by the Trustees shall hold office until the next annual meeting of Unitholders.

2.7 Successor and Additional Trustees

The right, title and interest of the Trustees in and to the property of the Trust shall vest automatically in all persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to section 2.5 or otherwise.

2.8 Compensation and Other Remuneration

Trustees who are not officers or other employees of the Trust shall be entitled to receive for their services as Trustees such amounts as the Unitholders may approve from time to time, as well as reimbursement of out-of-pocket expenses incurred in acting as a Trustee, or such other reasonable compensation as the Trustees determine from time to time. Such Trustees, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as legal, accounting or other professional services or services as a broker, transfer agent or underwriter, whether performed by a Trustee or any person affiliated with the Trustee. Trustees who are officers or other employees of the Trust shall not be entitled to receive any remuneration for their services as Trustees and shall not be entitled to reimbursement from the Trust of any of their expenses incurred in acting as a Trustee except for their out-of-pocket expenses incurred in attending meetings of the Trustees, the Compensation Committee, the Investment Committee or the Audit Committee or other committees of the Trustees established from time to time.

In addition to any compensation payable to Trustees in their capacity as Trustees the Compensation Committee shall determine from time to time such reasonable additional compensation as should be paid to the chairpersons of the various committees of the Trustees.

2.9 Officers of the Trust

The Trust shall have a President, a Secretary and may have one or more Vice-Presidents and such other officers as the Trustees may appoint from time to time. One person may hold two or more offices. The President shall be a Trustee and any other officers of the Trust may, but need not, be Trustees. Officers of the Trust shall be appointed and discharged, and their remuneration determined, by the Trustees.

ARTICLE III
TRUSTEE'S POWERS AND DUTIES

3.1 General Powers

The Trustees, subject only to the specific limitations contained in this Declaration of Trust, shall have, without further or other authorization and free from any power of control on the part of the Unitholders, full, absolute, and exclusive power, control and authority over the assets of the Trust and over the business and affairs of the Trust to the same extent as if the Trustees were the sole owner thereof in their/own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or the conducting of the business of the Trust. In construing the

provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically required by such laws, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

3.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by them in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a) to retain, invest and re-invest the capital or other funds of the Trust in real or personal property of any kind, all without regard to whether any such properties are authorized by law for the investment of trust funds, and to possess and exercise all the rights, powers and privileges appertaining to the ownership of the property of the Trust and to increase the capital of the Trust at any time by the issuance of additional Units for such consideration as they deem appropriate;

(b) for such consideration as they deem proper, to invest in, purchase or otherwise acquire for cash or other property or through the issuance of Units or through the issuance of notes, debentures, bonds or other obligations of the Trust and hold for investment the entire or any participating interest in notes, bonds or other obligations. In connection with any such investment, purchase, or acquisition, the Trustees shall have the power to acquire a share of rents, lease payments, or other gross income from or a share of the profits from or a share in the equity or ownership of real property;

(c) to sell, rent, lease, hire, exchange, release, partition, assign, mortgage, pledge, hypothecate, grant security interests in, encumber, negotiate, convey, transfer or otherwise dispose of any or all of the property of the Trust by deeds, trust deeds, assignments, bills of sale, transfers, leases, mortgages, financing statements, security agreements and other instruments for any of such purposes executed and delivered for and on behalf of the Trust or Trustees or by a duly authorized officer, employee, agent or any nominee of the Trust;

(d) to enter into leases, contracts, obligations and other agreements for a term extending beyond the term of office of the Trustees and beyond the possible termination of the Trust or for a lesser term;

(e) to borrow money and give negotiable or non-negotiable instruments therefor, to guarantee, indemnify or act as surety with respect to payment or performance of obligations of third parties; to enter into other obligations on behalf of the Trust; and to assign, convey, transfer, mortgage, subordinate, pledge, grant security

interests in, encumber or hypothecate the property of the Trust to secure any of the foregoing;

(f) to lend money, whether secured or unsecured;

(g) to incur and pay out of the property of the Trust any charges or expenses and disburse any funds of the Trust, which charges, expenses or disbursements are, in the opinion of the Trustees, necessary or incidental to or desirable for the carrying out of any of the purposes of the Trust or conducting the business of the Trust including, without limitation, taxes or other governmental levies, charges and assessments of whatever kind or nature, imposed upon or against the Trustees in connection with the Trust or the property of the Trust or upon or against the property of the Trust or any part thereof and for any of the purposes herein;

(h) to deposit funds of the Trust in banks, trust companies and other depositories, whether or not such deposits will draw interest, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more Trustees, officers, agents or representatives) as the Trustee may determine;

(i) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any mortgages or securities, issued or created by, or interest in, any person, forming part of the assets of the Trust, to the same extent that an individual might and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(j) to elect, appoint, engage or otherwise employ officers for the Trust (including the President, Secretary and such Vice-Presidents and other officers as the Trustees may determine), who may be removed or discharged at the discretion of the Trustees, such officers to have such powers and duties, and to serve such terms as may be prescribed by the Trustees or by the Trustees' Regulations; to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, real estate advisors, investment advisors, registrars, underwriters, accountants, lawyers, real estate agents, property managers, brokers, architects, engineers, construction managers, general contractors or otherwise) in one or more capacities, and to pay compensation from the Trust for services in as many capacities as such persons may be so engaged or employed; and except as prohibited by law, to delegate any of the powers and duties of the Trustees to any one or more Trustees, agents, representatives, officers, employees, independent contractors or other persons;

(k) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the

Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof~

(l) to renew, modify, release, compromise, extend, consolidate or cancel, in whole or in part, any obligation to or of the Trust;

(m) to purchase and pay for out of the assets of the Trust, insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustees, the Unitholders or officers against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, Unitholders or officers;

(n) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustees, or except as prohibited by law, by and/or in the name of the Trust or the Trustees or any other person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Trust or Trustees are interested therein; provided, however, that should legal title to any of the assets of the Trust be held by and/or in the name of any person or persons other than the Trust, the Trustees shall require such person or persons to execute a declaration of trust acknowledging that legal title to such assets are held in trust for the benefit of the Trust;

(o) to determine conclusively the allocation to capital, income or other appropriate accounts all receipts, expenses, disbursements and property of the Trust;

(p) to prepare, sign and file or cause to be prepared, signed and filed a prospectus, offering memorandum, or similar document and any amendment thereto, relating to or resulting from an offering of the Units issued or held by the Trust and to pay the cost thereof and related thereto out of the property of the Trust whether or not such offering is or was of direct benefit to the Trust or those persons (if any) who were Unitholders immediately prior to such offering;

(q) to make or cause to be made application for the listing on any stock exchange of any Units of the Trust, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings;

(r) to determine conclusively the value of any or all of the property of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees, in their sole judgement, may deem material and reliable; and

(s) To do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

3.3 Further Powers of the Trustees

The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the business of the Trust, the conduct of its affairs, its rights or powers and the rights or powers of its Unitholders or officers not inconsistent with law or with this Declaration of Trust. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Declaration of Trust which they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. Any regulations, decisions, designations or determinations made pursuant to this section shall be conclusive and binding upon all persons affected thereby.

3.4 Standard of Care

The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and carry out their functions hereunder as Trustees honestly, in good faith and in the best interests of the Trust and the Unitholders and that in connection therewith they exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as trustees shall not be required to devote their entire time to the business and affairs of the Trust.

3.5 Reliance Upon Trustees

Any person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt of the Trustees for monies or other consideration shall be binding upon the Trust.

3.6 Determinations of Trustees Binding

All determinations of the Trustees which are made in good faith with respect to any matters relating to the Trust, including, without limiting the generality of the foregoing, whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered pension fund or plan as defined in the *Income Tax Act* (Canada), or other such fund or plan registered under such act, upon plan beneficiaries and plan holders past, present and future) and Units of the Trust shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

3.7 Conflict of Interest

If a Trustee or an officer of the Trust is a party to a material contract or transaction or proposed material contract or transaction with the Trust or is a director, officer or employee of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Trust, the Trustee or officer, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of Trustees the nature and extent of such interest.

(a) The disclosure required in the case of a Trustee shall be made,

(i) at the meeting of Trustees or the Investment Committee, as the case may be, at which a proposed contract or transaction is first considered;

(ii) if the Trustee was not then interested in the proposed contract or transaction, at the first meeting after he becomes so interested;

(iii) if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

(iv) if a person who is interested in a contract or transaction later becomes a Trustee, at the first such meeting after he assumes that capacity.

(b) The disclosure required in the case of an officer of the Trust who is not a Trustee shall be made,

(i) forthwith after he becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Investment Committee or of the Trustees;

(ii) if the officer becomes interested after a contract is made or a transaction is entered into, forthwith after he becomes so interested; or

(iii) if a person who is interested in a contract or transaction later becomes an officer, forthwith after he becomes an officer.

(c) Notwithstanding subsections (a) and (b), where this section applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the business of the Trust, would not require approval by the Trustees or the Unitholders, such person shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of his interest forthwith after such person becomes aware of the contract or transaction or proposed contract or transaction.

(d) A Trustee referred to in this section shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is,

(i) one relating primarily to his remuneration as a Trustee, officer, employee or agent of the Trust; or

(ii) one for indemnity under section 13.1 hereof or the purchase of liability insurance.

(e) For the purposes hereof, a general notice to the Trustees by a Trustee or officer of the Trust disclosing that they are a director, officer or employee of or have a material interest in a person and are to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into.

(f) Where a material contract is made or a material transaction is entered into between the Trust and any one or more of its Trustees or officers, or between the Trust and another person of which a Trustee or officer of the Trust is a director or officer or in which they have a material interest,

(i) the Trustee or officer is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

(ii) the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the Trustee is present at or is counted to determine the presence of a quorum at the meeting of Trustees or committee of Trustees that authorized the contract or transaction, if the Trustee or officer disclosed their interest in accordance with this section, and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

(g) Notwithstanding anything in this section, but without limiting the effect of subsection (f) hereof, a Trustee or officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of his holding such office, and the contract or transaction, if it was reasonable and fair to the Trust at the time it was approved, is not by reason only of such person's interest therein void or voidable, where,

(i) the contract or transaction is confirmed or approved at a meeting of Unitholders duly called for that purpose; and

(ii) the nature and extent of such person's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular required to be provided by this Declaration of Trust or by law.

(h) Subject to subsections (f) and (g) hereof, where any Trustee or officer fails to disclose his interest in a material contract or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and directing that such person account to the Trust for any profit or gain realized.

ARTICLE IV
INVESTMENT RESTRICTIONS

4.1 Fundamental Restrictions

The assets of the Trust shall be invested only in accordance with the following restrictions:

(a) The Trust shall not make any investment that would result in Units of the Trust being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust or any such plan being liable under the *Income Tax Act* (Canada) to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in that Act or that would result in the Trust paying a tax under the registered investment provisions of that Act imposed for exceeding certain investment limits or that would result in Units of the Trust not being units of a "mutual fund trust" within the meaning of the *Income Tax Act* (Canada).

(b) The Trust shall not acquire any single investment in real property (in the case of investment in securities of a person, determined on a property by property basis in such person's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust, or such greater percentage as is permitted from time to time under the *Income Tax Act* (Canada) but in any event not greater than 20% of the Adjusted Unitholders' Equity; provided that the foregoing shall not require the Trust to sell any of its real property held at November 30, 1993, which do not comply with the foregoing provisions of this subsection.

(c) The Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition, holding, maintenance, improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("joint venturers") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in this Section 4.1 and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity"), including without limitation a general partnership, limited partnership, trust or limited liability company.

(d) Except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a

province of Canada, government debt securities or money market instruments of, or guaranteed by, a Schedule 1 Canadian bank and other investments permitted pursuant to this Section 4.1, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of this Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (k) and (m), the Trust may only invest, directly or indirectly, in income-producing real property and such other activities incidental thereto including, indirectly, operating businesses:

(i) where revenue will be derived, directly or indirectly, principally from income-producing real property; or

(ii) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of income-producing real property (in each case as determined by the Trustees).

(f) The Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent management determines to be practicable, any written instrument which is, in the judgment of management, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but only the property of the Trust or a specific portion thereof only shall be bound. The Trust, however, is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(h) The Trust shall not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having an aggregate gross leaseable area in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(i) The Trust shall not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where the aggregate gross leaseable area of the space being leased to the vendor together with all other space being leased by the Trust to the vendor and its affiliates is in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust.

(j) The limitation contained in paragraph (h) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (h) and (i) shall not apply

where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, the Government of the United States, any province or territory of Canada, any state of the United States, any municipality or city in Canada or the United States, or any agency or crown corporation thereof; or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are authorized as an investment for insurance companies pursuant to paragraphs 86(1)(m) or (n) of such Act, in effect on December 31, 1991; or

(C) of which any of the bonds, debentures or other evidences of indebtedness of, or guaranteed by an issuer, or any of the other securities of an issuer which have received, and continue to hold, an investment grade rating from a recognized credit rating agency,

in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into; or

(iii) a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada.

(k) The Trust may invest in a mortgage only where:

(i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

(ii) the mortgage is registered on title to the real property which is security therefor; and

(iii) the aggregate value of the investments of the Trust in mortgages, other than mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(l) The Trust shall not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(m) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (c), (d), (e), (h), (i), (k) and (l) above.

(n) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation, expressed as a percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of the corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly owned by the Trust will be deemed to be those of the Trust.

4.2 Permitted Borrowing

The Trust shall borrow only in accordance with the following restrictions:

(a) The Trust shall not assume or incur any indebtedness unless, at the date of the proposed assumption or incurring of indebtedness, the aggregate of the total indebtedness of the Trust and the amount of additional indebtedness proposed to be assumed does not exceed 60% of the aggregate amount of the total assets of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust in respect of its properties, calculated in accordance with generally accepted accounting principles.

(b) Subject to subsection 4.2(c), the Trust shall not directly or indirectly guarantee any indebtedness or liabilities of any kind except:

(i) indebtedness assumed or incurred under a mortgage on the security of real property by a corporation wholly-owned by the Trust and operated solely for the purpose of holding a particular real property or properties; or

(ii) indebtedness assumed or incurred under a mortgage on the security of real property by a person of which the Trust is a securityholder (including, without limitation, equity securities) and which is operated solely for the purpose of holding a particular real property or properties for a joint venture where the limit of the guarantee, as a percentage of such indebtedness, does not exceed the percentage of the Trust's interest in the real property (or real properties, as applicable) in both instances where such mortgage, if granted by the Trust directly, would not cause the Trust

to contravene the restrictions in the remaining subsections of this section 4.2

(c) Notwithstanding subsection 4.2(b), the Trust may, directly or indirectly, guarantee indebtedness or liabilities in connection with, and where required or desirable to further, any initiatives undertaken by the Trust which are permitted under this Declaration of Trust.

4.3 Registered Investment

The Trustees shall cause the Trust to do all such things and take all such action as may be necessary from time to time to ensure that the Trust shall retain its status as a "registered investment" within the meaning of the *Income Tax Act* (Canada).

4.4 Application of Investment Restrictions

With respect to the restrictions contained in section 4.1, where any maximum or minimum percentage limitation is specified in any of the restrictions therein contained, such restrictions shall be applied on the basis of the relevant amounts calculated immediately after the making of such investment. Any subsequent change relative to any percentage limitation which results from a subsequent change in the amount of Adjusted Unitholders' Equity will not require divestiture of any investment.

4.5 Regulatory Matters

If at any time a regulatory authority having jurisdiction over the Trust or any property of the Trust shall enact any law, regulation or requirement which is in conflict with any investment restriction of the Trust then in force, such restriction in conflict shall, if the Trustees on the advice of legal counsel to the Trust so resolve be deemed to have been amended to the extent necessary to resolve any such conflict, and, notwithstanding anything to the contrary herein contained, any such resolution of the Trustees shall not require the prior approval of Unitholders.

ARTICLE V
TRUST UNITS

5.1 Units

The beneficial interests in the Trust shall initially be divided into a single class of Units. Following the date of this Declaration of Trust, the Trustees may create additional classes of units of the Trust having such attributes as may be ascribed from time to time provided that, in no event, shall any such additional class of units contain any rights, terms or conditions which are more favourable than the rights terms and conditions attaching to the Units outstanding as of the date hereof. The number of Units which the Trust may issue is unlimited. The issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees.

5.2 Ranking of Units

Each Unit shall represent an equal interest in the Trust with all outstanding Units, all Units outstanding from time to time shall participate pro rata in any distributions by the Trust

and, in the event of termination of the Trust, in the net worth of the Trust, and no Unit shall have any preference or priority over any other.

5.3 Units Non-Assessable

(a) Subject to subsection (b), no Units shall be issued other than as fully paid and non-assessable. A Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property or in past services that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of a money consideration, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust.

(b) Notwithstanding subsection (a), the Trust may, from time to time, issue Units on an instalment receipt basis if the Trustees determine that to do so would be desirable in the circumstances.

5.4 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Units of the Trust. There are no pre-emptive rights attaching to the Units.

5.5 Fractional Units

Except as otherwise provided in section 5.1, if as a result of any act of the Trustees hereunder any person becomes entitled to a fraction of a Unit, such person is not entitled to receive a certificate therefor. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of, or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.

5.6 Legal Ownership of Assets of the Trust

The legal ownership of the assets of the Trust and the right to conduct the business of the Trust are vested exclusively in the Trustees, and the Unitholders shall have no interest therein other than the beneficial interest in the Trust conferred by their Units issued hereunder, as described in section 1.5, and they shall have no right to compel any partition, division, dividend or distribution of the Trust or any of the assets of the Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights, and impose upon the holders thereof only those liabilities and obligations, specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

5.7 Allotment and Issue

The Trustees may allot and issue Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of their distributions of the Trust in Units), and for such consideration and to such person, persons or class of persons as the Trustees in their sole discretion shall determine. In the event that Units are issued in whole or in part for a consideration other than money, the resolution of the Trustees allotting and issuing such Units shall express the fair equivalent in money of the other consideration received.

5.8 Rights, Warrants and Options

The Trustees may create and issue rights, warrants or options to subscribe for fully paid Units which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder.

5.9 Commissions and Discounts

The Trustees may provide for the payment of commissions or may allow discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or of their agreeing to procure subscriptions therefor, whether absolute or conditional.

5.10 Transferability

The Units are freely transferable and the Trustees shall not impose any restriction on the transfer of Units. The Trustees shall maintain a listing for the Units on a Canadian stock exchange.

5.11 Certificates

Each Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units.

5.12 Certificate Fee

The Trustees may establish a reasonable fee to be charged for every certificate issued.

5.13 Form of Certificate

The form of certificate representing Units shall be in such form as is from time to time authorized by the Trustees.

5.14 Unit Register and Transfer Ledgers to be Maintained

A register (the "**Register**") shall be kept by, or on behalf and under the direction of the Trustees, which Register shall contain the names and addresses of Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates representing such Units and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agents and to act as registrars for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such transfer agents and registrars shall keep all necessary registers and other books (which may be kept on a computer or similar device) for recording original issues and registering and transferring the Units of the Trust. If the Trustees have appointed a registrar and transfer agent, no certificate for Units shall be valid unless countersigned by or on behalf of the transfer agent and/or registrar. Only Unitholders whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

5.15 Entry on Register

Upon any issue of Units, the name of the subscriber shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber, or if the subscriber is already a Unitholder, the Register shall be amended to include his additional Units.

5.16 Limitation on Non-Resident Ownership

At no time may non-residents of Canada as determined for the purposes of the *Income Tax Act* (Canada) be the beneficial owner of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% percent of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

5.17 Transfer of Units

Units shall be, for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and shall be transferable at any time and from time to time by endorsement

and delivery of the certificates representing the Units subject to such provisions and conditions as may be prescribed by the Trustees from time to time. No transfer shall be recorded on the Register unless the transferor has executed the instrument of transfer as reproduced in the Unit certificate and the transferee has delivered to the transfer agent and/or registrar a Unit certificate representing the Units transferred. Subject to the foregoing, transfers shall be recorded on the Register and a new certificate for the Units so transferred shall be issued to the transferee and in case of a transfer of only part of the Units represented by any certificate, a new certificate for the remaining Units shall be issued to the transferor.

5.18 Successors in Interest to Unitholders

Any person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder or such Units and shall receive a new certificate therefor upon production of evidence thereof satisfactory to the Trustees and delivery of the existing certificate to the Trustees or the transfer agent to the Trust, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incompetence or other event.

5.19 Units Held Jointly or in Fiduciary Capacity

The Trust may treat two or more persons holding any Unit as joint tenants of the entire interest therein unless their ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded as a holder of any Unit may, subject to the provisions herein contained, be described on the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.20 Performance of Trusts

None of the Trustees, the Unitholders or any transfer agent or other agent of the Trust shall be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or interest therein by any such Unitholder or his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder.

5.21 Lost Certificates

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees may in their discretion, before the issuance of such new certificate require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees deem necessary and may require the applicant to supply

to the Trust a "lost certificate" or similar bond in such reasonable amount as the Trustees direct indemnifying the Trustees, the transfer agents and registrars for so doing. The Trustees shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustees. If such blanket lost security bond is acquired, the Trustees may authorize and direct (upon such terms and conditions as they may from time to time impose) any registrar, transfer agent, trustee, or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustees.

5.22 Death of Unitholders

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give such Unitholder's legal representatives a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees or the property of the Trust, but shall only entitle the legal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions of section 5.11 hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such legal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

5.23 Unclaimed Distributions

In the event that the Trustees hold distributions which are unclaimed or which cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of the distributions so held to the Public Trustee (or other similar government official or agency) whose receipt shall be a good acquittance and discharge of the obligations of the Trustees.

5.24 Repurchase of Units

The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis to be determined by the Trustees in compliance with all applicable securities regulatory laws, regulations or policies or the. policies of any applicable stock exchange.

5.25 Take-Over Bids

(1) If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the Units, other than Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate of the offeror, the offeror is entitled, on complying with this section, to acquire the Units held by the dissenting offerees.

(2) An offeror may acquire Units held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror's notice to each dissenting offeree stating that:

(a) the offerees holding more than ninety per cent of the Units to which the bid relates accepted the take-over bid;

(b) the offeror is bound to take up and pay for or has taken up and paid for the Units of the offerees who accepted the take-over bid;

(c) a dissenting offeree is required to elect:

(i) to transfer his Units to the offeror on the terms on which the offeror acquired the Units of the offerees who accepted the take-over bid, or

(ii) to demand payment of the fair value of his Units in accordance with subsections (8) to (17) by notifying the offeror within twenty days after he receives the offeror's notice;

(d) a dissenting offeree who does not notify the offeror in accordance with subparagraph (c)(ii) is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid; and

(e) a dissenting offeree must send his Units to which the take-over bid relates to the Trust within twenty days after he receives the offeror's notice.

(3) Concurrently with sending the offeror's notice under subsection (2), the offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the offeror and the name of the dissenting offeree with respect to each Unit held by a dissenting offeree.

(4) A dissenting offeree to whom an offeror's notice is sent under subsection (2) shall, within twenty days after he receives that notice, send his Unit certificates to the Trust.

(5) Within 20 days after the offeror sends an offeror's notice under subsection (2), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (2)(c)(i).

(6) The Trust is deemed to hold in trust for the dissenting Unitholder the money or other consideration it receives under subsection (5), and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place the other consideration in the custody of a bank or such other body corporate.

(7) Within thirty days after the offeror sends an offeror's notice under subsection (2), the Trust shall:

(a) issue to the offeror a Unit certificate in respect of the Units that were held by dissenting offerees;

(b) give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (2)(c)(i) and who sends his Unit certificates as required under subsection (4), the money or other consideration to which he is entitled, disregarding fractional Units, if any, which may be paid for in money, and

(c) send to each dissenting unitholder who has not sent his Unit certificates as required under subsection (4) a notice stating that:

(i) his Units have been cancelled,

(ii) the Trust or some designated person holds in trust for him the money or other consideration to which he is entitled as payment for or in exchange for his Units, and

(iii) the Trust will, subject to subsections (8) to (17), send that money or other consideration to him forthwith after receiving his Units.

(8) If a dissenting offeree has elected to demand payment of the fair value of his Units under subparagraph (2)(c)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (5), apply to a court to fix the fair value of the Units of that dissenting offeree.

(9) If an offeror fails to apply to a court under subsection (8), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

(10) Where no application is made to a court under subsection (9) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer his Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid.

(11) An application under subsection (8) or (9) shall be made to a court having jurisdiction in the place where the Trust has its registered office or in the province where the dissenting offeree resides if the Trust carries on business in that province.

(12) A dissenting offeree is not required to give security for costs in an application made under subsection (8) or (9).

(13) On an application under subsection (8) or (9):

(a) all dissenting offerees referred to in subparagraph (2)(c)(ii) whose Units have not been acquired by the offeror shall be joined as parties and shall be bound by the decision of the court; and

(b) the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel.

(14) On an application to a court under subsection (8) or (9), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting offerees.

(15) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of a dissenting offeree.

(16) The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for his Units as fixed by the court.

(17) In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may:

(a) fix the amount of money or other consideration that is required to be held in trust under subsection (6);

(b) order that money or other consideration be held in trust by a person other than the Trust; and

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date he sends or delivers his Unit certificates under subsection (4) until the date of payment.

ARTICLE VI
MEETINGS OF UNITHOLDERS

6.1 Annual Meeting

There shall be an annual meeting of the Unitholders at such time and place as the Trustees shall prescribe for the purpose of electing Trustees, appointing the auditors of the Trust and transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the annual report referred to in section 14.6 and within six months after the end of each fiscal year.

6.2 Other Meetings

The Trustees shall have power at any time to call special meetings of the Unitholders at such time and place as the Trustees may determine. Special meetings of the Unitholders shall be called upon the written request of Unitholders holding not less than 20% of the outstanding Units of the Trust. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees. The phrase "meeting of Unitholders" wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.

6.3 Notice of Meeting of Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustees to each Unitholder at his address appearing in the Register not less than 21 nor more than 50 days before the meeting. Notice of any meeting of Unitholders shall state the purposes of the meeting.

6.4 Quorum; Chairman

Two Unitholders at any meeting represented in person or by proxy shall constitute a quorum for any meeting of Unitholders. The chairman of the Trustees or the President of the Trust, if present, and otherwise any other Trustee determined by the Trustees, shall be the Chairman of any meeting of Unitholders.

6.5 Voting

Holders of Units may attend and vote at all meetings of the Unitholders either in person or by proxy. Each Unit shall be entitled to one vote at all meetings of Unitholders. Any action to be taken by the Unitholders shall except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of Unitholders. The Chairman of any such meeting shall not have a second or casting vote.

6.6 Matters on which Unitholders may Vote

None of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held

(a) subject to sections 2.5 and 2.6, the election or removal of Trustees;

(b) except as provided in section 14.4, the appointment or removal of auditors of the Trust;

(c) any amendment to the Declaration of Trust (except as provided in section 4.5 or section 11.1);

(d) the sale of the assets of the Trust as an entirety or substantially as an entirety; or

(e) the termination of the Trust.

Except with respect to the foregoing matters specified in this section, no vote of the Unitholders shall in any way bind the Trustees. Nothing in this section, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate.

6.7 Record Dates

For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustees may from time to time, without notice to Unitholders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine; or without closing the transfer books the Trustees may fix a date not more than 60 days prior to the date of any meeting of Unitholders or distribution or other action as a record

date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as Unitholders of record for purposes of such other action, and, except as otherwise determined from time to time by the Trustees, any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof or to receive such distribution, even though he has since that date disposed of his Units, and, except as otherwise determined from time to time by Trustees, no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting for any adjournment thereof or to receive such distribution or to be treated as a Unitholder of record for purposes of such other action.

6.8 Proxies

Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proxy in such form as the Trustees may prescribe from time to time. The Trustees may solicit such proxies from the Unitholders or any of them in any matter requiring or permitting the Unitholders' vote or consent.

The Trustees may specify, if they so determine, in the notice of meeting of Unitholders that all proxies must be received by the Secretary of the Trust no later than 48 hours prior to the meeting excluding days other than business days, and that proxies not so received will not be valid.

ARTICLE VII
MEETINGS OF TRUSTEES

7.1 Trustees may act without Meeting

The Trustees may act with or without a meeting. Any action of the Trustees may be taken at a meeting by vote or without a meeting by written consent of all of the Trustees.

7.2 Notice of Meeting

Meetings of the Trustees may be held from time to time upon the call of the President, the Secretary or other officer of the Trust or any two Trustees. Regular meetings of the Trustees may be held without call or notice at a time and place fixed by the Trustees' Regulations. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

7.3 Quorum

A quorum for all meetings of the Trustees or any committee thereof shall be at least 50% of the Trustees or of the Trustees on such committee, as the case may be, present in person, a majority of whom shall be persons who are not officers or other employees of the Trust.

7.4 Voting at Meetings

Questions arising at any meeting of the Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes, the Chairman of the meeting, who shall be the chairman of the Trustees or, if he not be present, the President if present, shall not have a second or casting vote in addition to his original vote.

7.5 Meetings by Telephone

Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.

ARTICLE VIII
DELEGATION OF POWERS

8.1 The Investment Committee

The Trustees shall appoint an Investment Committee to consist of not less than two Trustees. At least two-thirds of such members shall have had at least five years substantial experience in the commercial real estate field. The duties of the Investment Committee will be to review all proposals regarding investments and to authorize proposed transactions and make investments on behalf of the Trust. Questions arising at any meeting of the Investment Committee shall be decided by a majority of the votes. Decisions may be taken by written consent of all of the members of the Investment Committee. Any member of the Investment Committee may call a meeting of the Committee upon not less than 48 hours' notice. Where for any reason a member of the Investment Committee is disqualified from voting on or participating in a decision, any other independent and disinterested Trustee not already a member of the Investment Committee may be designated by the Trustees to act as an alternate.

The Investment Committee shall be entitled to delegate its responsibility for acquisitions or dispositions having a value of less than $25 million ("**Smaller Transactions**") to a committee comprised of at least three members of the Trust's management, which committee shall include the Trust's chief executive officer and chief operating officer. Notwithstanding such delegation, the Investment Committee shall obtain and review reports of such management committee at least quarterly of the deliberations and determinations of such management committee in respect of Smaller Transactions.

8.2 The Compensation Committee

The Trustees shall appoint a Human Resources and Compensation Committee to consist of not less than three Trustees, a majority of whom shall not be officers or other employees of the Trust. The duties of such committee will be to review the proposed compensation of the officers of the Trust, other senior employees of the Trust and the chairpersons of the Trustees and any committees of the Trustees and to make recommendations in connection therewith to the Trustees. Questions arising at any meeting of such committee shall be decided by a majority of the votes. Decisions may be taken by written consent of all of the members of such committee.

Any member of such committee may call a meeting of such committee upon not less than 48 hours' notice.

8.3 The Audit Committee

The Trustees shall appoint an audit committee from among their number to consist of not less than three Trustees, a majority of whom are not officers or other employees of the Trust. The Audit Committee shall review the financial statements of the Trust and report thereon to the Unitholders. The auditors of the Trust are entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Trust, to attend and be heard thereat and, if so requested by a member of the Audit Committee, shall attend any meeting of the Committee held during the term of office of the auditors. The auditors of the Trust or a member of the Audit Committee may call a meeting of the Committee on not less than 48 hours' notice.

8.4 Additional Committees

The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the Trust; provided that the Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the *Canada Business Corporation Act* may not so delegate.

ARTICLE IX
DISTRIBUTIONS

9.1 Computation of Income

(1) Effective from and after January 1, 2004, the Distributable Income of the Trust for or in respect of any period shall be based on the consolidated net income of the Trust for the period computed in accordance with Canadian generally accepted accounting principles adjusted in accordance with the following:

(a) by adding back to consolidated net income the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements, customer relationships), (ii) losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale), and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net income the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale), (ii) amortization of differential between original rents and market rents arising at the time of acquisition, and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line basis for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Distributable Income may be estimated by the Trustees whenever the actual amount has not yet been finally determined. Such estimates shall be adjusted as of a subsequent Distribution Date when the amount of Distributable Income has been determined by the Trustees.

(2) The net realized capital gains of the Trust for a year shall be calculated as follows:

(a) Subject to clause (b) below, the net realized capital gains of the Trust means the amount, if any, by which the amount of the capital gains of the Trust for the year exceeds the aggregate of:

(i) the amount of any capital losses of the Trust for the year; and

(ii) the amount of any net capital losses of the Trust carried forward from a previous year to the extent not previously deducted from realized capital gains of the Trust.

(b) Notwithstanding clause (a) above, at the discretion of the Trustees, the net realized capital gains of the Trust for a year may be calculated without subtracting the full amount of net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from a previous year.

9.2 Distribution of Income, Capital Gains and Net Recapture Income

The Trustees shall establish one or more dates in each year for the purposes of making distributions of Distributable Income of the Trust as hereinafter contemplated.

In each year, at least 90% of the Distributable Income of the Trust, calculated in accordance with section 9.1(1), shall be payable proportionately to persons who (subject to Section 5.16) are Unitholders on the record date for distribution in respect of each such distribution. Notwithstanding the foregoing, in each year the aggregate amount payable by the Trust for distributions to Unitholders shall not be less than the Trust's income for the year, as calculated in accordance with the *Income Tax Act* (Canada) after all permitted deductions under such Act have been taken.

For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment of any amount which is required to be payable by this Declaration of Trust. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient monies from the capital to the income account of the Trust to permit distributions of income which are payable to be effected.

The Trustees may, in their discretion, at any time or times during any year, declare additional amounts to be distributable (whether in respect of the income of the Trust, the net realized capital gains of the Trust, or otherwise) to persons who are Unitholders as at the record date for such distribution.

Cash distributions shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment as may be approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to his agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at his address as it appears on the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

9.3 Automatic Reinvestment

The Trustees may in their sole discretion, establish a distribution reinvestment plan at any time providing for the voluntary reinvestment of distributions of income by Unitholders.

9.4 Income Tax Matters

In computing the income of the Trust for income tax purposes, the Trust shall claim the maximum amount allowable to it in respect of the capital cost allowance of the Trust and the cumulative eligible capital of the Trust, except as otherwise determined by the Trustees, and to the extent permitted by the *Income Tax Act* (Canada) may apply non-capital losses for prior years and any losses (other than capital losses) realized in the year to reduce tax payable or taxable capital gains of the Trust, and shall, to the extent permitted by the *Income Tax Act* (Canada), deduct such portion of the income paid or payable to Unitholders in the year in excess of any capital cost allowance and cumulative eligible capital claimed and any losses applied to reduce tax payable on taxable capital gains pursuant to this section.

9.5 Designation of Taxable Dividends, Taxable Capital Gains and Foreign Income

In accordance with and to the extent permitted by the *Income Tax Act* (Canada), the Trustees in each year shall make such designations in respect of the amounts payable or deemed to have been payable to or on behalf of Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year.

9.6 Definitions

Unless the context otherwise requires, any term in Article I or this Article which is defined in the *Income Tax Act* (Canada) shall have for the purposes of Article I and this Article the meaning that it has in the *Income Tax Act* (Canada).

ARTICLE X
FEES AND EXPENSES

10.1 Expenses

The Trust may pay reasonable expenses incurred in connection with the administration and management of the Trust, including, without limitation, fees of auditors, lawyers, appraisers,

registrars and transfer agents and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders.

10.2 Payment of Real Property and Brokerage Commissions

The Trust may pay real property and brokerage commissions at commercial rates in respect of the acquisition and disposition of any investment acquired or disposed of by it.

10.3 Property Management, Leasing and Financing Fees

The Trust may pay property management fees, leasing fees, financing fees and similar fees normally charged by property managers, all at commercial rates in respect of any real property owned by it.

10.4 Indemnification of Unitholders for Transfer Taxes

Unitholders who acquire Units through the facilities of a stock exchange shall at all times be indemnified and saved harmless out of the funds of the Trust from and against any and all claims which may be made of them for the payment of any tax, charge, or other levy imposed by a taxing authority in connection with the transfer of an interest in real property.

ARTICLE XI
AMENDMENTS TO THE DECLARATION OF TRUST

11.1 Amendments by the Trustees

The Trustees may make the following amendments to this Declaration of Trust in their sole discretion and without the approval of Unitholders:

(a) amendments for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status under the *Income Tax Act* (Canada) or the distribution of its Units;

(b) amendments which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c) amendments which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in the Declaration of Trust;

(d) amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e) such amendments to the Declaration of Trust as they in their discretion deem necessary or desirable as a result of changes in the taxation laws from time to time which may affect the Trust or its beneficiaries; and

(f) amendments which in the opinion of the Trustees are not prejudicial to Unitholders and are necessary or desirable.

11.2 Amendments by Unitholders

Subject to section 11.3, this Declaration of Trust may be amended by the vote of a majority of the votes cast at a meeting of Unitholders called for that purpose.

11.3 Two-Thirds Unitholder Vote

No amendment may be made which would change any right with respect to any outstanding Units of the Trust by reducing the amount payable thereon upon termination of the Trust, by diminishing or eliminating any voting rights pertaining thereto or which would relate to the duration or termination of the Trust or any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except by the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

ARTICLE XII
TERMINATION OF THE TRUST

12.1 Duration of the Trust

Unless the Trust is sooner terminated as otherwise provided herein, the Trust shall continue in such manner that the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

12.2 Termination by Unitholders

The Trust may be terminated by the vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

12.3 Effect of Termination

Upon the termination of the Trust, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders. Such distribution may be made in cash or in securities or partly in both, all as the Trustees in their sole discretion may determine.

ARTICLE XIII
LIABILITIES OF THE TRUSTEES AND OTHERS

13.1 Liability and Indemnification of the Trustees, Officers and Employees

The Trustees, officers and other employees of the Trust shall at all times be indemnified and saved harmless out of the funds of the Trust from and against all claims whatsoever, including costs, charges and expenses in connection therewith, brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees, officers or employees, as the case may be, and also from and against all other costs, charges, and expenses which they sustain or incur in or about or in relation to the affairs of the Trust. Further, no such person shall be liable to the Trust or to any Unitholder or annuitant or any

other person for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or its assets. The foregoing sentences do not apply unless:

(a) the person acted honestly and in good faith with a view to the best interests of the Trust; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing his conduct was lawful.

13.2 Liability of Trustees, Officers and Employees

The Trustees, officers and other employees of the Trust, shall not be liable to the Trust or to any Unitholder, annuitant or any other person for the acts, omissions, receipts, neglects or defaults of any person, firm or corporation employed or engaged by them as permitted hereunder, or for joining in any receipt or act of conformity, or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be laid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation with whom or which any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustees, officers or other employees or for any other loss, damage or misfortune which may happen in the execution by such persons of their duties hereunder, except to the extent set out in the last sentence of section 13.1.

13.3 Reliance upon Advice

The Trustees, officers and other employees of the Trust may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, solicitors or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

13.4 Liability of Unitholders and Others

No Unitholder or annuitant shall be held to have any personal liability as such, and no resort shall be had to his private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder or annuitant would otherwise have to indemnify a trustee for any personal liability incurred by the Trustees as such, but rather the assets of the Trust only are intended to be liable and subject to levy or execution for such satisfaction. Any written instrument creating an obligation which is or includes the granting by the Trust of a lease, sublease or mortgage or which is, in the judgement of the Trustees, a material obligation shall contain a provision to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Unitholders, but the property of the Trust or a specific portion thereof only shall be bound. If the Trust acquires any real property investment subject to existing contractual obligations, including obligations under mortgages and leases, the Trustees shall use their best efforts to have any such obligations modified so as to achieve the aforesaid disavowal of contractual liability. Further, the Trustees shall cause the operations of the Trust to be conducted, with the advice of counsel, in

such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders for claims against the Trust, and shall, to the extent which it determines to be possible and reasonable, including in the cost or premiums, to cause the Trust to carry insurance for the benefit of the Unitholders and annuitants in such amounts as they consider adequate to cover any foreseeable non-contractual or non-excluded contractual liability. Any potential liability of the Trustees with respect to their foregoing obligations or their failure to perform the same shall be governed by the provisions of sections 13.1, 13.2 and 13.3.

ARTICLE XIV
GENERAL

14.1 Execution of Instruments

Any two Trustees shall have authority to sign in the name and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. The Trustees shall have power from time to time to appoint any person or persons on behalf of the Trust either to sign instruments in writing generally or to sign specific instruments in writing.

14.2 Manner of Giving Notice

Any notice required or permitted by the provisions of this Declaration of Trust to be given to a Unitholder shall be deemed conclusively to have been given if given either by delivery or by prepaid ordinary mail addressed to the Unitholder at his address shown on the Register.

14.3 Failure to Give Notice

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

14.4 Trust Auditors

The auditors of the Trust shall be appointed at each annual meeting. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The auditors shall have access to all records relating to the affairs of the Trust.

14.5 Fiscal Year

The fiscal year of the Trust shall terminate on December 31 in each year.

14.6 Reports to Unitholders and Statements of Units Held

Within 140 days of the end of each calendar year and at least 21 days prior to each annual meeting of Unitholders, the Trustees shall send to each Unitholder a report, including audited comparative financial statements for such year, prepared in compliance with applicable securities laws. Within 60 days after the end of each of the first three fiscal quarters, of each year, the Trustees shall send unaudited comparative financial statements for the period then ended prepared in compliance with applicable securities laws to each Unitholder. The Trustees will supply Unitholders with any information that may be required by them in connection with their obligations under the *Income Tax Act* (Canada).

14.7 Trust Assets to be Kept Separate

The Trustees shall maintain the assets of the Trust separate from all other property in their possession.

14.8 Trustees May Hold Units

Subject to section 5.7, any Trustee may be a Unitholder or may be an annuitant.

14.9 Right to Inspect Documents

A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust and any other documents or records which the Trustees determine should be available for inspection by such persons, during normal business hours at the principal office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered holders of Units, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the *Canada Business Corporations Act*, as amended from time to time.

14.10 Consolidations

Any one or more Trustees may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended.

14.11 Counterparts

This Declaration of Trust may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

14.12 Severability

The provisions of this Declaration of Trust are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of the Declaration of Trust and shall not affect or impair any of the remaining provisions thereof.

14.13 Headings for Reference Only

The headings preceding the articles and sections hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Declaration of Trust.

14.14 Governing Law

This Declaration of Trust shall be interpreted and take effect in accordance with the laws of the Province of Ontario.

****

IN WITNESS WHEREOF the Trustees have caused these presents to be signed and sealed as of the 2nd day of June, 2004.

"Clare Copeland" l/s
Clare R. Copeland

"Susan Crocker" l/s
Susan Crocker

"Raymond Gelgoot" l/s
Raymond M. Gelgoot

"Paul Godfrey" l/s
Paul Godfrey

"Frank King" l/s
Frank W. King

"Dale Lastman" l/s
Dale H. Lastman

"Ronald Osborne" l/s
Ronald Osborne

"Sharon Sallows" l/s
Sharon Sallows

"Edward Sonshine" l/s
Edward Sonshine, Q.C.

"Michael Stephenson" l/s
Michael Stephenson

Document 115

RIOCAN REAL ESTATE INVESTMENT TRUST
(the "Trust")

Voting Results for Annual and Special Meeting of the Trust held on June 2, 2004 pursuant to Section 11.3 of National Instrument 51-102

Matter	**Outcome (for/withhold/against)**
In respect of the election of the trustees of the Trust	For
In respect of the re-appointment of the auditor of the Trust	For
In respect of the proposed amendments to the Declaration of Trust	For

RIOCAN REAL ESTATE INVESTMENT TRUST

"Robert Wolf"

Per: ______________________________

Name: Robert Wolf
Title: Vice-President and Chief Financial Officer

Document 116

CIBC Mellon Trust Company

CIBC Mellon

May 17, 2004

eroblin@foglerubinoff.com
cc: nmedlock@riocan.com
cc: eschnull@riocan.com

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on May 17, 2004:

X Interim Report for the Three Months Ended March 31, 2004

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

pk\L_RiocanInterim

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

Document 117

RECEIVED

2005 SEP 13 A 10:11

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIOCAN REAL ESTATE INVESTMENT TRUST

RENEWAL ANNUAL INFORMATION FORM

April 28, 2004

GLOSSARY

Unless the context indicates otherwise, all references to the "Trust" or "RioCan" refer to RioCan Real Estate Investment Trust, and all references to "we" and "us" refers to RioCan Real Estate Investment Trust and its consolidated subsidiaries.

Unless otherwise defined in this annual information form, the following capitalized terms have the meanings set out below.

"1993 Restructuring"	The restructuring of the Trust that was effective as of November 30, 1993, pursuant to which, among other things, the Trust was restructured from an open-end mutual fund trust to a closed-end investment trust;
"1995 Restructuring"	The restructuring of the Trust effective as of July 1, 1995 as described under "The Trust" pursuant to which, among other things, the Trust became internally managed by officers and employees engaged by the Trust rather than by an external asset management company;
"1997 Meeting"	The 1997 annual and special meeting of Unitholders held on June 2, 1997;
"1999 Meeting"	The 1999 annual and special meeting of Unitholders held on May 31, 1999;
"2001 Meeting"	The 2001 annual and special meeting of Unitholders held on May 31, 2001;
"2004 Meeting"	The 2004 annual and special meeting of Unitholders to be held on June 2, 2004;
"Adjusted Unitholders' Equity"	The aggregate amount of Unitholders' equity of the Trust and the amount of accumulated amortization of income properties recorded in the books and records of the Trust, calculated in accordance with Canadian generally accepted accounting principles;
"Aggregate Assets"	The total assets of the Trust plus accumulated amortization of income properties;
"Board of Trustees"	The board of trustees of the Trust constituted pursuant to the Declaration of Trust and described under "Trustees and Officers - Board of Trustees";
"Declaration of Trust"	The declaration of trust of the Trust most recently amended and restated as of July 14, 2003;
"Management Agreement"	The management agreement between the Trust and Counsel Management Services Inc., pursuant to which Counsel Management Services Inc. provided asset management services to the Trust prior to the 1995 Restructuring and which agreement was

	terminated as of July 1, 1995;
"Mortgages"	Mortgages, charges, hypothecs, bonds, debentures, notes or other evidence of indebtedness directly or indirectly secured by real property;
"persons"	Individuals, corporations, limited partnerships, general partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;
"Rights Plan"	The Unitholder rights plan as evidenced by the Rights Agreement and described under "Unitholder Rights Plan";
"real property"	Property which, in law, is real property and includes, whether or not the same would in law be real property, leaseholds, mortgages, undivided joint interests in real property (whether by way of tenancy-in-common, joint tenancy, co-ownership, joint venture or otherwise) and securities of persons whose assets consist primarily of real property and/or investments, direct or indirect, in real property;
"Rights Agreement"	The agreement entered into as of May 31, 1999 between CIBC Mellon Trust Company and the Trust creating the Rights Plan;
"Specified Convertible Debt Instruments"	Convertible debt instruments issued by the Trust which allow the Trust to issue Units in satisfaction of the principal amount of such debt instruments, such that the Trust would not be required to pay such indebtedness in cash unless it is determined by the Trustees that repayment is preferable to issuing Units;
"Tax Act"	Collectively, the *Income Tax Act* (Canada) and the Regulations thereunder;
"Trust"	RioCan Real Estate Investment Trust;
"Trustees"	Collectively, the members of the Board of Trustees;
"Units"	Units of the Trust; and
"Unitholder"	A holder of Units.

RIOCAN REAL ESTATE INVESTMENT TRUST

ANNUAL INFORMATION FORM

THE TRUST

Constating Documents and General Development of the Trust

RioCan Real Estate Investment Trust is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario, pursuant to the Declaration of Trust. Prior to November 30, 1993, we operated as a real estate mutual fund offering our Units on a continuous basis under the name "Counsel Real Estate Fund". On November 29, 1993, the Unitholders approved the 1993 Restructuring pursuant to which, among other things, we became a "closed-end" trust. As part of the 1993 Restructuring, we obtained a listing for the Units on the Toronto Stock Exchange and our name was changed to "Counsel Real Estate Investment Trust".

Pursuant to the 1995 Restructuring, we became internally managed by officers and employees engaged by us rather than by an external asset management company. As a result of the 1995 Restructuring: (i) the Management Agreement was terminated; (ii) we directly engaged officers and employees; (iii) the authorized number of members of our advisory committee was increased from five to seven and our advisory committee was reconstituted as the Board of Trustees, collectively serving in replacement for The R-M Trust Company (a predecessor company to CIBC Mellon Trust Company); (iv) our name was changed to "RioCan Real Estate Investment Trust"; and (v) a Unit option plan was created under which options may be granted to our employees (including officers), consultants and Trustees.

Effective as of May 29, 1996, the Unitholders approved two amendments to the Declaration of Trust. The first amendment expanded our permitted investments to enable us to invest in, among other things, equity and debt securities of entities, the assets of which consist primarily of real property and/or investments (direct or indirect) in real property. The second amendment allows the Trustees to cause us to retain up to 10% of our distributable income (as determined in accordance with the provisions of the Declaration of Trust) in a year, if the Trustees have determined that it is in our best interests to do so, having regard for the potential need for us to maintain a reserve to fund certain ongoing capital costs, including recurring mortgage principal repayments and tenant leasing costs.

At the 1997 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including a clarification of the meaning of the term "indebtedness" for certain purposes of the Declaration of Trust. In accordance with this amendment, Specified Convertible Debt Instruments would not be considered to be indebtedness for the purposes of the 50% limit on indebtedness under the Declaration of Trust. As a result of this amendment, the Declaration of Trust provided for two levels of limitations on indebtedness. The first was a general limitation on indebtedness, excluding Specified Convertible Debt Instruments, to 50% of Aggregate Assets. The second limitation was that the combination of the dollar amount of indebtedness other than Specified Convertible Debt Instruments and the principal amount of Specified Convertible Debt Instruments, taken together, could not exceed 65% of Aggregate Assets. For purposes of this calculation, the full principal amount of the indebtedness under Specified Convertible Debt Instruments was considered indebtedness, notwithstanding the presentation of such securities in our financial statements in accordance with Canadian generally accepted accounting principles. As described below, the Declaration of Trust was amended in 2001 to eliminate the two levels of limitations on indebtedness.

The amendment and restatement of the Declaration of Trust as of December 3, 1997 resulted in the insertion of provisions to restrict the ability of non-residents of Canada to acquire, in the aggregate, 50% or more of the outstanding Units. These restrictions were inserted in order to address similar restrictions applicable to us in the Tax Act.

On May 31, 1999, we completed the acquisition of RealFund REIT ("**RealFund**"), at that time Canada's fifth largest real estate investment trust. RealFund owned 43 income-producing properties comprising approximately 4.9 million square-feet. The total cost of the acquisition was approximately $814 million. The purchase price was satisfied by the issuance of 1.45 Units for each RealFund unit and the assumption of liabilities of $379 million.

At the 1999 Meeting, the Unitholders approved further amendments to the Declaration of Trust, including amendments which authorized us: to: (i) issue Units on an instalment receipt basis (if deemed desirable to do so); (ii) create one or more additional classes of Units for the purposes of acquisitions or financings by us provided that the terms and conditions of any such units are not more favourable than the rights, terms and conditions of the existing Units; and (iii) permit us to provide third party guarantees in circumstances where the granting of such guarantees is necessary or desirable in order to further our initiatives that are permitted under the Declaration of Trust.

On December 8, 2000, we announced our intention to internalize the property management functions for our properties. We had previously internalized certain functions including leasing, construction management and lease administration. Under this initiative, the day to day management of our portfolio, including the physical maintenance of our properties, the collection of all rents and all accounting related functions is carried out through RioCan Property Services Trust, a wholly-owned trust constituted in accordance with the laws of the Province of Ontario, of which we are the sole unitholder.

At the 2001 Meeting, the Unitholders approved two further amendments to the Declaration of Trust. The first amendment eliminated the two levels of limitations on indebtedness adopted at the 1997 Meeting (such that the concept of Specified Convertible Debt Instruments is no longer included) and replaced them with a single limit on indebtedness of 60% of Aggregate Assets. Notwithstanding this amendment, the Trustees have adopted a policy to limit our indebtedness to 55% of Aggregate Assets, but retain the ability to increase the indebtedness to the 60% threshold. Under the second amendment, the calculation of our income for the purposes of determining the minimum amounts required to be distributed to Unitholders was amended such that it no longer includes gains resulting from the sale of real estate assets.

On August 27, 2001, we executed a letter of intent with Kimco Realty Corp. ("**Kimco**"). Kimco (NYSE:KIM) is the largest owner and operator of neighbourhood and community shopping centres in the United States, owning interests in over 600 properties aggregating approximately 90 million square-feet of gross leaseable area. Pursuant to the letter of intent, we and Kimco agreed (i) on the terms of an offering of special warrants, (ii) to each commit Cdn$50 million on a joint venture basis to direct property acquisitions and development projects in Canada, and (iii) to form a strategic alliance to offer tenants a North American solution to their location needs as well as achieve benefits from ancillary revenue opportunities to be applied to our combined portfolio. On January 21, 2002, we and Kimco announced that we had agreed to expand this joint venture through the commitment by each of us of a further Cdn $100 million. On September 9, 2002 we and Kimco announced that we had agreed to each invest up to an extra Cdn$100 million (bringing the total to Cdn$500 million). This commitment expired on January 18, 2003. As at the date of this annual information form, we and Kimco hold 30 properties totalling approximately 7.06 million square-feet on a joint venture basis. We provide the property management and leasing services for all the properties that are owned by the joint venture. Pursuant to the terms of the letter of intent described above, we agreed to provide Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada being undertaken by us. Although this exclusive right of first refusal expired on January 18, 2003, the parties continue to assess potential joint investments on an ongoing basis.

On August 21, 2003 we announced the formation of the RioCan Retail Value Limited Partnership (the "Partnership") with the Ontario Municipal Employees Retirement System and the Teachers Insurance

and Annuity Association – College Retirement Equities Fund. The business of the Partnership is to acquire under-performing shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. We will use our expertise in redevelopment and leasing to improve the cash flow quality and liquidity of properties acquired. The partners have committed to invest $200 million (of which our share is up to $30 million) which, when taken together with third-party debt, will enable the Partnership to invest more than $500 million in targeted investments. As at the date of this annual information form, the Partnership had acquired four shopping centres with a total cost aggregating $84.5 million. While our core investment strategy is to focus on stabilized, low-risk retail properties, there are acquisition opportunities where value-added potential exists that are not suitable for us as a sole investor. The Partnership provides us with a vehicle that enables us to benefit as a minority investor in pursuing these opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the Partnership.

In our management information circular dated April 14, 2004 in respect of our 2004 Meeting, we have asked Unitholders to consider the following proposed amendments to the "Fundamental Restrictions and Computation of Income" sections contained in the Declaration of Trust, which amendments were approved by the Trustees subject to the approval of Unitholders: (i) including a restriction not to make any investments that would result in Units not being units of a "mutual funds trust" for the purposes of the Tax Act; (ii) providing us with the ability to invest or acquire interests in joint ventures on terms that, in the opinion of the Trustees, are commercially reasonable; (iii) broadening the exceptions to the restriction preventing us from holding certain securities; (iv) allowing us to acquire or hold interests in entities that carry on activities ancillary to real estate investment; (v) removing the restriction that prohibited our trading in certain futures contracts; (vi) allowing management to determine those obligations that are material for purposes of including a provision in any such material obligation to the effect that the obligations being created are not personally binding on the Trustees or Unitholders; (vii) replacing the restriction on our entering into leases with a person based on the fair market value of our leases with such person with a measure based on the size of our premises leased to such person, as well as adding certain exceptions to this restriction; (viii) removing the requirement that a mortgage in which we invest must have an amortization period of 30 years or less; and (ix) changing the method of computing distributable income to provide for the calculation on a consolidated basis based upon Canadian generally accepted accounting principles.

Our operations, including the management of our investments, are subject to the control and direction of the Trustees, who are chosen on the basis of their experience in real property investment or related areas. The Trustees have powers and responsibilities analogous to those applicable to boards of directors of corporations.

Our purpose is to deliver to our Unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so by following the strategy of owning, developing, managing and operating Canadian retail real estate.

Our principal office is at The Exchange Tower, Suite 700, 130 King Street West, Toronto, Ontario, M5X 1E2. As at December 31, 2003 and as at the date of this annual information form, we had 570 employees.

We are not a mutual fund and are not subject to the requirements of Canadian mutual fund policies and regulations.

We are not a trust company, and, accordingly, are not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as we do not carry on, nor intend to carry on, the business of a trust company.

BUSINESS OF THE TRUST

We presently have ownership interests in a portfolio of 172 income properties across Canada. The income properties contain approximately 28.3 million square-feet of gross leaseable area. Our purpose is to deliver to our Unitholders, stable and reliable cash distributions which continuously increase over time. Please see "Real Estate Assets".

Our focus on owning and operating retail real estate capitalizes on this sub-sector's advantages which include: (i) valuation swings are less dramatic than the office and industrial sub-sectors; (ii) tenant leases are generally written for longer terms than office and industrial properties thereby "smoothing" cash flows over recessionary periods; and (iii) tenants view retail space as "profit centres" (as opposed to "overhead"), resulting in higher renewals at lower costs than is typical for the office and industrial sub-sectors.

The specific niche areas in the retail area in which we primarily invest are (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant, enclosed malls in smaller urban areas.

A significant portion of our portfolio consists of unenclosed, supermarket or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square-feet of leaseable area. Other convenience-oriented tenants generally include drug stores, banks, restaurants and other service providers. It is our belief that such retail centres are the most stable of commercial properties. Because they address the everyday, convenience-oriented needs of nearby consumers, they are relatively immune to general economic cycles. At the same time, the scarcity of zoned and vacant land within mature neighbourhoods strongly mitigates against new competition, especially at our low cost base.

A significant portion of our portfolio is new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants). These centres offer retailers significant operating and cost advantages. As these centres have all been recently developed/constructed, they are generally 99% occupied and tenants' leases are generally for a minimum initial term of 10 years.

We also own enclosed malls in smaller urban areas. Our malls are situated in the primary retail node of the market in which they are located and are typically anchored by supermarkets and junior department stores. Our malls generally have a very strong merchandising mix of national and local tenancies that are weighted towards service-oriented retailers.

We invest principally in equity positions in real property. In addition to direct investments in real property, we may make investments in real property through a joint venture, co-ownership arrangement, corporation, limited partnership, trust or other business association or activity. We may also invest in other real estate or mortgage investment issuers and in other companies or entities the assets of which consist primarily of real property or direct or indirect investments in real property. We may also invest in Mortgages on real property where we take back a Mortgage in order to effect a sale of real property or may invest in participating Mortgages, with or without an option to convert to an ownership interest, thereby realizing effective participation in the cash flow and capital appreciation of a property without the full risk of ownership. With such investments, the mortgagor may provide additional collateral security and/or guarantees.

To the extent that our funds are not invested in real property investments from time to time, we will invest them in a prudent manner so as to maintain efficient working capital for our ongoing operations. The nature of such investments are restricted by restrictions contained in the Declaration of

Trust. Please see "Investment Restrictions" and "The Trust - Constating Documents and General Development of the Trust" .

BORROWING

The Declaration of Trust currently provides that the maximum aggregate amount of indebtedness that we may incur at any time is restricted to 60% of Aggregate Assets, calculated in accordance with Canadian generally accepted accounting principles (although, as described above, the Trustees have adopted a policy to limit our indebtedness to 55% of Aggregate Assets, but retain the ability to increase the indebtedness to the 60% threshold). As at the date of this annual information form, our aggregate amount of indebtedness amounted to approximately 53.5% of Aggregate Assets.

We may not directly or indirectly guarantee any indebtedness or liabilities of any kind, except: (i) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation wholly-owned by us and operated solely for the purpose of holding a particular real property or properties; (ii) for indebtedness assumed or incurred under a Mortgage on the security of real property by a corporation of which we are a shareholder and which is operated solely for the purpose of holding a particular real property or real properties for a joint venture where the limit of the guarantee, as a percentage of such indebtedness, does not exceed the percentage of our interest in the real property or real properties (as applicable), in both instances where such Mortgage, if granted by us directly, would not cause us to contravene the borrowing restrictions described in the preceding paragraph; or (iii) where the granting of such guarantee is necessary or desirable in order to further the initiatives that are permitted under the Declaration of Trust.

INVESTMENT RESTRICTIONS

The Declaration of Trust provides for the following limitations and restrictions on the investments which can be made on our behalf:

(a) The Trust may not make any investment that would result in Units being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans; that would result in the Trust being liable under the Tax Act to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in the Tax Act; or that would result in the Trust paying a tax under the registered investment provisions of the Tax Act imposed for exceeding certain investment limits.

(b) The Trust may not acquire any single investment in real property (in the case of investment in securities of companies, determined on a property by property basis in such company's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust or such greater percentage as is permitted from time to time under the Tax Act but in any event not greater than 20% of the Adjusted Unitholders' Equity, provided that the foregoing does not require the Trust to sell any of its real property held on November 30, 1993 which does not comply with the foregoing.

(c) The Trust may invest in a joint venture arrangement only if:

   (i) the arrangement is an arrangement pursuant to which the Trust holds an interest in real property jointly or in common with others (the "**joint venturers**") either (A) directly or (B) through the ownership of securities of a person formed and operated solely for the purpose of holding a particular real property or properties;

(ii) the Trust's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first refusal, if any, in favour of the joint venturers;

(iii) the Trust has a right of first refusal to buy the interests of the joint venturers; and

(iv) the joint venture arrangement provides an appropriate buy-sell mechanism to enable the Trust to cause the joint venturers to purchase the Trust's interest or to sell their interests to the Trust.

(d) Except for temporary investments held in cash, short-term government debt securities or in money market instruments maturing prior to one year from the date of issue, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of the Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (1) and (n), the Trust may only invest, directly or indirectly, in equity interests in income producing real property (including fee ownership and leasehold interests).

(f) The Trust may not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) The Trust may not underwrite, sell or market, or participate in the underwriting, selling or marketing of securities other than Units and securities of the Trust, or purchase, sell, market or trade in commodity future contracts otherwise than for hedging purposes where, for these purposes, the term "hedging" has the meaning ascribed thereto by National Instrument 81-102 (the successor instrument to National Policy Statement No. 39) adopted by the Canadian Securities Administrators, as amended from time to time.

(h) Any written instrument creating an obligation which is or includes the granting by the Trust of a lease, sublease or Mortgage or which is, in the judgement of the Trustees, a material obligation, must contain a provision to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, the Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier or officers, employees or agents of the Trust, but the property of the Trust or a specific portion thereof only shall be bound. The Trust is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(i) The Trust may not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust.

(j) The Trust may not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where the fair market value net of encumbrances of the property being leased to the vendor together with all other property being leased by the Trust to the vendor and its affiliates is in excess of 20% of the Adjusted Unitholders' Equity of the Trust.

(k) The limitation contained in paragraph (i) does not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (i) and (j) do not apply where the

person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, any province of Canada, any municipality in Canada, or any agency thereof, or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are, at the time of the lease or sublease, authorized as an investment for insurance companies pursuant to paragraphs 86 (l), (m) or (n) of such Act in effect on December 31, 1991.

(l) The Trust may invest in a Mortgage only where:

(i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

(ii) the amortization period is 30 years or less;

(iii) the Mortgage is registered on title to the real property which is security therefor; and

(iv) the aggregate value of the investments of the Trust in Mortgages, other than Mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(m) The Trust may not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(n) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a Mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (d), (e), (i), (j), (1), and (m) above.

(o) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation, expressed as percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of such corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly-owned by the Trust are deemed to be those of the Trust.

The Trustees have proposed certain amendments to the above investment restrictions for consideration by the Unitholders at the 2004 Meeting. See "The Trust - Constating Documents and General of the Trust".

DESCRIPTION OF UNITS AND DECLARATION OF TRUST

Units

The beneficial interest in the assets of the Trust is divided into an unlimited number of Units. Units represent a Unitholder's proportionate undivided interest in the Trust. No Unit has any preference or priority over another. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

Effective as of February 12, 1998, the outstanding Units were subdivided on a two for one basis.

Each Unit confers the right to one vote at any meeting of Unitholders and to participate equally and rateably in distributions by the Trust and, on termination of the Trust, in the net assets of the Trust remaining after satisfaction of all liabilities. Units are issued in registered form, are fully paid and non-assessable when issued (although the Trust is permitted to issue Units on an instalment receipt basis) and are transferable. Other than in respect of the issuance of Units on the reinvestment of distributions to persons participating in the Trust's distribution reinvestment plan as described under "Distribution Reinvestment Plan", no fractional Units of the Trust are, or will be, issued.

Under the terms of the 1993 Restructuring, a meeting of the Unitholders was to be held on or before November 30, 1998 for the purpose of voting on whether the Trust should be continued in its present form, continued in a restructured form or terminated. At the 1997 Meeting, Unitholders confirmed that the Trust should retain its present structure on a going forward basis.

At the 1999 Meeting, the Unitholders agreed to an amendment of the Declaration of Trust so as to authorize the Trust to create one or more additional classes of units of the Trust for the purposes of acquisitions or financings by the Trust provided that the terms and conditions of any such units are not more favourable than the terms and conditions of the existing Units.

Meetings of Unitholders

Annual meetings of Unitholders are called for the election of Trustees and the appointment of the auditors of the Trust. At all meetings of the Unitholders, each Unitholder is entitled to one vote in respect of each Unit held.

The Declaration of Trust provides that a meeting of the Unitholders must be called and held to permit the Unitholders to vote for:

(a) the appointment or removal of auditors of the Trust; provided that, if at any time, a vacancy occurs in the position of auditors of the Trust, the Board of Trustees may appoint a firm of chartered accountants qualified to practice in all provinces of Canada to act as the auditors of the Trust until the next annual meeting of Unitholders;

(b) the appointment or removal of a member of the Board of Trustees (except in certain circumstances provided for in the Declaration of Trust);

(c) any amendments to the Declaration of Trust (other than the type of amendments which may be made by the Board of Trustees without Unitholder approval as described below under "Amendments to Declaration of Trust");

(d) the sale of the assets of the Trust as an entirety or substantially as an entirety; or

(e) the termination of the Trust.

Information and Reports

The registered holder of a Unit has the right to examine the Declaration of Trust during normal business hours and also has the right to obtain a list of the registered holders of Units to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Canada Business Corporations Act.*

Unitholders are provided in each year with information similar to that provided to shareholders of a public corporation governed by the *Canada Business Corporations Act.* Commencing in 2005, audited annual comparative financial statements will be provided to Unitholders for each fiscal year within 90 days after the end of the fiscal year reported on. Unaudited quarterly financial statements will be provided to Unitholders within 45 days after the end of the period reported on.

Amendments to Declaration of Trust

The Declaration of Trust may be amended from time to time with the approval of the Unitholders by a majority of votes cast at a duly constituted Unitholder meeting called for such purpose. The Board of Trustees may, without the approval of the Unitholders, make amendments to the Declaration of Trust:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or over the Trust, its status under the Tax Act or the distribution of its Units;

(b) which, in the opinion of the Trustees, provide additional protection for Unitholders;

(c) which, in the opinion of the Trustees, are necessary or desirable to remove conflicts or inconsistencies in the Declaration of Trust;

(d) of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors which amendments in the opinion of the Trustees are necessary or desirable and not prejudicial to the Unitholders;

(e) as the Trustees in their discretion deem necessary or desirable as a result of changes in the taxation laws from time to time which may affect the Trust or its beneficiaries; or

(f) which, in the opinion of the Trustees, are not prejudicial to Unitholders and are necessary or desirable.

The Declaration of Trust may not be amended so as to change any right with respect to any outstanding Units by reducing the amount payable thereon upon the termination of the Trust, by diminishing or eliminating any voting rights pertaining thereto or which would relate to the duration or termination of the Trust or any sale or transfer of the assets of the Trust as an entirety or substantially as an entirety, except with the affirmative vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

Purchases of Units

The Trust may from time to time purchase Units in accordance with the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid"

under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof. Unitholders do not have the right to require the Trust to purchase their Units.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada as determined for the purposes of the *Income Tax Act* (Canada) be the beneficial owner of a majority of the outstanding Units and the Trustees shall inform each transfer agent of the Trust of this restriction. The transfer agent of the Trust may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trust's transfer agent becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident of Canada. If, notwithstanding the foregoing, the transfer agent determines that a majority of the Units are held by non-residents, the transfer agent may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the transfer agent may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the transfer agent with satisfactory evidence that they are not non-residents within such period, the transfer agent may on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Upon such sale, the effective holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for Units within the meaning of the *Securities Act* (Ontario) and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the offer. The primary purpose of the Rights Plan is to ensure, to the maximum extent possible, that all Unitholders will be treated fairly by offerors under a take-over bid. Please see "Unitholder Rights Plan".

Conflict of Interest Restrictions and Provisions

The Declaration of Trust contains "conflict of interest" guidelines that serve to protect Unitholders while, at the same time, not creating undue limitations on the Trust's operations. The Declaration of Trust contains provisions, similar to those contained in the statutes which govern corporations, that require any officer of the Trust or Trustee to disclose to the Board of Trustees any interest in a material contract or proposed material contract with the Trust (including a contract involving the making or disposition of any investment in real property or a joint venture arrangement) or the fact that such person is a director or officer of or otherwise has a material interest in any person who is a party to a material contract or proposed material contract with the Trust. Such disclosure is required to be made at the first meeting at which a proposed contract is considered. In the event that a material contract or proposed material contract is one that in the ordinary course of the Trust's business would not require approval by the Board of Trustees or a committee thereof, the officer or Trustee is required to disclose in writing to the Board of Trustees or request to have entered into the minutes of a meeting of the Board of Trustees the nature and extent of his or her interest forthwith after the officer or Trustee becomes aware of the contract or proposed contract. In any case, an officer or Trustee who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract unless the contract is one

relating primarily to his or her remuneration as an employee or agent of the Trust or one for indemnity or insurance under the provisions of the Declaration of Trust or the purchase of liability insurance.

DESCRIPTION OF OTHER SECURITIES AND RATINGS

As at April 28, 2004, we had outstanding the following debentures (collectively, the "Debentures"): (i) $13,693,000 aggregate principal amount of 7.07% Series A Senior Unsecured Debentures, due on October 31, 2007 and payable semi-annually; (ii) $50,000,000 of 6.75% Series B Senior Unsecured Debentures, due on April 25, 2005, payable semi-annually; (iii) $125,000,0000 aggregate principal amount of 7.20% Series C Unsecured Debentures, due on January 18, 2006, payable semi-annually; and (iv) $150,000,000 aggregate principal amount of 7.05% RealFund Series A Senior Unsecured Debentures, due on August 1, 2007, payable semi-annually.

Standard & Poor's (S&P) and the Dominion Bond Rating Service Limited (DBRS) provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided us with an entity credit rating of BBB and a credit rating of BBB- relating to our Debentures. DBRS has provided us with a credit rating of BBB (stable) relating to our Debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies.

S&P and the DBRS provide stability ratings for real estate investment trusts (REITs) and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders. S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITS and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). Our S&P stability rating is SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts. DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). We have a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated us with the highest stability rating for any REIT in Canada.

UNITHOLDER RIGHTS PLAN

At the 1999 Meeting, the Trustees sought and obtained Unitholder approval for a new unitholder rights plan, the material terms of which are summarized below. The Rights Plan, which replaced the original Unitholder rights plan implemented as part of the 1993 Restructuring, became effective immediately following the 1999 Meeting and will, pursuant to its terms, expire at the end of the 2004 Meeting.

Terms of the Rights Plan

The material terms of the Rights Plan are summarized below. This summary is qualified in its entirety by reference to the actual provisions of the Rights Plan. All capitalized terms which are used in this summary and are not otherwise defined have the meanings which are attributed to them in the Rights Plan.

General - Each unit purchase right (a "**Plan Right**") entitles the registered holder to purchase from the Trust, upon the occurrence of a Flip-in Event (defined below), that number of Units that have a Market Price at the date of such occurrence equal to twice the Exercise Price ($50.00 subject to adjustment). The Plan Rights are not exercisable until the Separation Time (as defined

below). The Plan Rights will expire on termination of the Trust's annual meeting of Unitholders in 2004, unless terminated or redeemed before then.

Flip-in Event - A "Flip-in Event" means a transaction as a result of which a person becomes an Acquiring Person (as defined below). On the occurrence of a Flip-in Event, any Plan Rights beneficially owned by an Acquiring Person (including any affiliate or associate thereof or any person acting jointly or in concert with the Acquiring Person) will become void and any such holder will not have any right to exercise Plan Rights under the Rights Plan.

Acquiring Person - An "Acquiring Person" is, generally, a person who beneficially owns 20% or more of the outstanding Units. Under the Rights Plan, there are various exceptions to this rule, including: (i) the Trust or a subsidiary of the Trust, (ii) a person who acquires 20% or more of the outstanding Units through a Permitted Bid (as defined below) or a competing Permitted Bid, (iii) a person who beneficially owned 20% or more of the outstanding Units on the effective date of the Former Rights Plan, and (iv) an underwriter or selling group member during the course of a public distribution.

Beneficial Ownership - A person is deemed to be the beneficial owner of Units in circumstances where that person and its affiliates or associates: (i) is the owner of the Units at law or in equity; or (ii) has the rights to acquire Units within 60 days, and includes any Units beneficially owned by any other person acting jointly or in concert with such person. Under the Rights Plan, there are various exceptions to this rule, including where a person:

(a) has agreed to deposit or tender Units to a take-over bid pursuant to a permitted lock-up agreement;

(b) has or shares the power to vote or direct the voting of Units pursuant to a revocable proxy given in response to a public proxy solicitation;

(c) has or shares the power to vote or direct the voting of Units in connection with or in order to participate in a public proxy solicitation;

(d) has an agreement or understanding with respect to a unitholder proposal or other matter to come before a meeting of Unitholders, including the election of Trustees; or

(e) is an investment fund manager, a trust company acting as trustee or administrator, an administrator or trustee of a registered pension fund or plan established by statute to manage investment funds for employee benefit plans, pension plans and insurance plans or a crown agent or agency, provided that such person is not making and has not announced a current intention to make a take-over bid alone or jointly or in concert with any other person.

Permitted Bid - A Flip-in Event will not occur if a take-over bid is structured as a Permitted Bid. A "Permitted Bid" is a take-over bid made by means of a take-over circular, which also complies with the following provisions:

(a) the take-over bid is made to all registered Unitholders of the Trust, wherever resident, other than the person making the bid;

(b) the take-over bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(i) no Units will be taken up or paid for pursuant to the take-over bid: (A) before the close of business on a date that is not less than 45 days following the date of the take-over bid; and (B) unless, at the close of business on such date, the Units deposited or tendered pursuant to the take-over bid and not withdrawn constitute more than 50% of the Units outstanding which are held by Independent Unitholders (being Unitholders other than an Acquiring Person, his or her affiliates or associates, persons acting jointly or in concert with the Acquiring Person, a person that has announced or made a tender or exchange offer or a take-over bid and trustees or administrators of any employee benefit plan, unit purchase plan, deferred profit sharing plan or similar plan or trust for the benefit of the employees of the Trust) ;

(ii) unless the take-over bid is withdrawn, Units may be deposited pursuant to the take-over bid at any time before the close of business on the date of the first take up of or payment for Units;

(iii) any Units deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv) if the requirement in clause (b)(i)(B) is satisfied, the person making the bid will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Units for not less than 10 business days from the date of such public announcement.

Trading of Rights - Until the Separation Time (as defined below), the Plan Rights will be evidenced by Unit certificates. The Rights Plan provides that, until the Separation Time, the Plan Rights will be transferred with and only with the associated Units. Until the Separation Time, or earlier termination or expiration of the Plan Rights, each new Unit certificate issued after the time established under the Rights Plan for the issuance of the Plan Rights to Unitholders will display a legend incorporating the terms of the Rights Plan by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Plan Rights ("**Plan Rights Certificates**") will be mailed to registered Unitholders as of the close of business at the Separation Time, and thereafter the Plan Rights Certificate alone will evidence the Plan Rights.

Separation Time - The Plan Rights will separate and trade apart from the Units after the Separation Time. The "Separation Time" means the close of business on the 10th business day after the earliest of: (i) the first date of a public announcement that a person has become an Acquiring Person; (ii) the commencement or first public announcement of the intent of any person to commence a take-over bid other than a Permitted Bid; and (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid.

Waiver - Without the consent of Unitholders or, if applicable, holders of Plan Rights, the Trustees may waive a Flip-in Event that would occur by reason of a take-over bid made by means of a take-over bid circular to all Unitholders of the Trust provided that, if the Trustees waive such Flip-in Event, they will be deemed to have waived any other Flip-in Events occurring by reason of a take-over bid made by means of a take-over bid circular to all Unitholders which is made prior to the expiry of any take-over bid in respect of which a waiver has been granted by the Trustees. The Trustees may also waive the application of the Flip-in Event provisions to a Flip-in Event triggered by inadvertence.

Power to Amend - The Trustees may make amendments to the Rights Plan without the approval of the holders of Plan Rights to cure ambiguities or correct provisions which may be inconsistent or defective, to correct clerical or typographical errors, or to preserve the validity of the Rights

Plan in the event of any change in applicable legislation, provided that any such change may not materially adversely affect the interest of the holders of Plan Rights, generally. In other circumstances, amendments may require approval of the Unitholders of the Trust or, in certain circumstances, the holders of Plan Rights.

REAL ESTATE ASSETS

We own a portfolio of income producing properties primarily comprised of shopping centres across a broad geographic base. We have a broad source of income (having approximately 4,800 separate tenants), which management believes will avoid significant exposure to the financial performance of any of our tenants. The following information reflects our portfolio as at March 31, 2004.

Portfolio Overview

Set out below is information relating to our portfolio. Specific information is set out below under the heading "Property Specific Information".

Total Area (sq. ft.)	28,295,512
Total Number of Tenants	4,809
Occupancy	96.3%

Geographic Distribution (based on revenue)

Province	Percentage of Portfolio	Number of Properties
Ontario	64.7%	113
Quebec	12.0%	24
Alberta	8.7%	12
British Columbia	5.8%	10
Saskatchewan	4.8%	5
New Brunswick	2.4%	5
Manitoba	0.6%	1
Prince Edward Island	0.6%	1
Newfoundland	0.4%	1
	100.0%	172

Anchor & National Tenants

Percentage of Area	80.14%
Percentage of Gross Revenue:	80.12%

Top Sources of Revenue By Tenant

Tenant	Percentage of Gross Revenue	Average Remaining Lease Term (yrs)
Wal-Mart	5.9%	13.3
Zellers	4.6%	11.3
A & P/Dominion	4.3%	11.1
Famous Players	4.0%	17.2
Loblaws Co.	3.0%	9.2
Winners/HomeSense	2.8%	7.1
Metro Richelieu	2.3%	6.8
Staples/Business Depot	2.1%	10.9
Canadian Tire	1.9%	13.9
Shoppers Drug Mart	1.8%	6.7
Total	32.7%	

Lease Expiries

Year	2004	2005	2006	2007	2008
Square-feet	949,373	2,219,810	2,276,743	1,994,159	2,042,628
Percentage	3.4%	7.8%	8.0%	7.0%	7.2%

Debt Repayment Schedule

Future Repayments by Year of Maturity	Scheduled Principal Amortization	Principal Maturities	Total Debt	Percentage of Total Debt Outstanding
2004	$33,821,399	$63,420,427	$97,241,826	4.6%
2005	44,376,781	126,302,990	170,679,771	8.1%
2006	44,570,106	201,582,972	246,153,078	11.7%
2007	43,710,844	360,311,613	404,022,457	19.2%
2008	39,099,802	160,594,581	199,694,383	9.5%
2009	37,027,746	158,487,607	195,515,353	9.3%
2010	28,764,024	215,770,989	244,535,013	11.6%
2011	23,400,209	57,360,914	80,761,123	3.8%
2012	20,660,121	137,902,875	158,562,996	7.5%
2013	16,485,047	127,739,630	144,224,677	6.9%
2014	11,400,735	89,429,704	100,830,439	4.8%
2015	10,645,744	–	10,645,744	0.5%
2016	11,411,093	–	11,411,093	0.6%
2017	11,973,955	2,352,757	14,326,712	0.7%

Future Repayments by Year of Maturity	Scheduled Principal Amortization	Principal Maturities	Total Debt	Percentage of Total Debt Outstanding
2018	8,886,176	2,341,383	11,227,559	0.6%
2019	4,843,034	–	4,843,034	0.2%
2020	2,026,838	–	2,026,838	0.1%
2021	–	–	–	0.0%
2022	–	–	–	0.0%
2023	–	5,400,000	5,400,000	0.3%
	$393,103,654	$1,708,998,442	$2,102,102,096	100.0%

6 years weighted average term to maturity with a weighted average interest of 7%

Property Specific Information

The following information reflects the property specific information for our portfolio as at March 31, 2004:

RIOCAN REAL ESTATE INVESTMENT TRUST
Real Estate Assets

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)(1)	% Leased	Major Tenants (* denotes non-owned)
400 Barrie Power Centre	Barrie, Ontario	May 1999	50%	179,788 (359,576)	100.0%	Wal-Mart, Sobey's, Winners
404 Towne Centre	Newmarket, Ontario	May 1992	50%	124,701 (249,402)	99.4%	Zellers, A&P, Shoppers Drug Mart
1000 Islands Mall	Brockville, Ontario	Mar. 1997	100%	268,017	99.4%	Wal-Mart, Sears, Loblaws, Shoppers Drug Mart
1717 Avenue Road	Toronto, Ontario	Oct. 2002	100%	17,373	100.0%	L.C.B.O., Blockbuster Video
Abbotsford Power Centre	Abbotsford, British Columbia	Feb. 2002	50%	99,287 (198,574)	95.4%	Zellers, Winners, PetSmart, Rona/Revy*, Costco*
Adelaide Centre	London, Ontario	Jan. 1997	100%	80,938	100.0%	A&P
Albion Centre	Toronto, Ontario	Aug. 2002	50%	174,571 (349,142)	98.4%	Loblaws, Shoppers Drug Mart, Canadian Tire, Bank of Montreal
Belleville Plaza	Belleville, Ontario	Oct. 1996	100%	89,237	100.0%	Stream International
Belleville Wal-Mart Centre	Belleville, Ontario	May 1999	100%	210,752	100.0%	Wal-Mart, Office Depot, Super Pet
Bellfront Shopping Centre	Belleville, Ontario	May 1999	100%	110,256	94.1%	Metro Richelieu, Canadian Tire*, CIBC, Moore's
Blue Mountain Mall	Collingwood, Ontario	Jan. 1999	100%	205,745	97.9%	Zellers, Canadian Tire, Sobey's, Pharma Plus
Bolton Country Shopping Plaza	Bolton, Ontario	Jan. 1999	100%	87,005	100.0%	Loblaws, Swiss Chalet/Harvey's

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)[1]	% Leased	Major Tenants (* denotes non-owned)
Boulevard Shopping Centre[2]	Ottawa, Ontario	Oct. 1996	50%	110,228 (220,456)	100.0%	Zellers, Loeb, Winners
Bramrose Square	Brampton, Ontario	Aug. 2003	15%	37,491 (249,940)	99.3%	Loblaws, Sears, National Sports
Brentwood Village	Calgary, Alberta	May 2002	50%	156,154 (312,308)	100.0%	Safeway, London Drugs, Sears Whole Home, Linens 'N' Things
Brookside Mall	Fredericton, New Brunswick	Nov. 1996	50%	132,546 (265,092)	94.0%	Zellers, Sobey's, Rossy
Burlingwood Shopping Centre	Burlington, Ontario	Mar. 1996	100%	46,379	100.0%	Loblaws, Pharma Plus
Cambrian Mall	Sault Ste. Marie, Ontario	Apr. 1998	100%	129,464	90.0%	Loblaws*, Canadian Tire*, Shoppers Drug Mart, Winners, Sport Chek, Bank of Montreal, CIBC
Carrefour Carnaval	St. Leonard, Québec	Apr. 1998	100%	158,479	93.9%	Metro Richelieu, Value Village
Carrefour Neufchatel	Neufchatel, Québec	Jan. 2000	100%	257,501	65.9%	Metro Richelieu, L'Aubainerie, Laurentian Bank
Carrefour Trois Rivieres	Trois Rivieres, Quebec	Oct. 2003	15%	68,503 (456,687)	92.2%	Wal-Mart, Winners, Business Depot (Staples), Future Shop
Centre Carnaval	Drummondville, Québec	Jan. 2000	100%	143,749	100.0%	Metro Richelieu, Business Depot (Staples), Laurentian Bank
Centre Carnaval	LaSalle, Québec	Apr. 1998	100%	207,162	97.6%	Metro Richelieu, L'Aubainerie
Centre Carnaval	Montreal, Québec	Apr. 1998	100%	67,815	100.0%	Metro Richelieu
Centre Carnaval	Pierrefonds, Québec	Apr. 1998	100%	126,802	100.0%	Metro Richelieu
Centre Carnaval	Trois Rivieres, Québec	Jan. 2000	100%	113,466	96.6%	Metro Richelieu, Rossy
Centre de la Concorde	Laval, Québec	Jan. 2000	100%	111,294	97.9%	Metro Richelieu, Jean Coutu
Centre Jacques-Cartier	Longueil, Quebec	Sep. 2002	50%	106,294 (212,588)	97.1%	Sobey's, Guzzo Cinema, Value Village, Rossy
Centre Regional Chateauguay	Chateauguay, Québec	Feb. 2002	50%	105,816 (211,632)	99.4%	Metro Richelieu, Hart
Centre RioCan Kirkland	Kirkland, Québec	Dec. 1999	100%	320,030	99.1%	Famous Players, Business Depot (Staples), Winners
Centre St. Martin	Laval, Québec	Sep. 2002	100%	230,618	82.9%	Loblaws, The Brick, Rossy
Chaleur Centre	Big River, New Brunswick	Dec. 2001	100%	274,123	56.0%	Wal-Mart, Kent

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)[1]	% Leased	Major Tenants (* denotes non-owned)
Charlottetown Mall	Charlottetown, Prince Edward Island	Jun. 1997	50%	164,962 (329,924)	96.4%	Zellers, Loblaws, Winners, Sport Chek, Shoppers Drug Mart
Churchill Plaza	Sault Ste. Marie, Ontario	May 1999	50%	86,514 (173,028)	93.3%	A&P, Pharma Plus, CIBC, Rogers Video
City View Plaza	Nepean, Ontario	Oct. 2002	100%	59,667	97.3%	Metro Richelieu, Pharma Plus
Clarkson Village Shopping Centre	Mississauga, Ontario	Nov. 1996	100%	64,309	100.0%	Winners HomeSense, Sport Mart
Clearbrook Town Square	Abbotsford, British Columbia	Oct. 2001	50%	94,126 (188,252)	94.6%	Safeway, Business Depot (Staples)
Colborne Place	Brantford, Ontario	Apr. 1998	100%	73,207	100.0%	Loblaws
Commissioners Court	London, Ontario	May 1999	100%	94,168	98.9%	A&P, Tim Horton's
Confederation Mall	Saskatoon, Saskatchewan	Sept. 1997	100%	328,491	92.7%	Wal-Mart, Safeway, Mark's Work Wearhouse
County Fair Mall	Smiths Falls, Ontario	Nov. 1997	100%	160,281	96.2%	Zellers, A&P
Dilworth Shopping Centre	Kelowna, British Columbia	May 1999	100%	193,750	97.0%	Safeway, Business Depot (Staples), TD Canada Trust, Rogers Video
Dougall Plaza	Windsor, Ontario	Apr. 1998	100%	129,670	89.3%	A&P
East Park Centre	Windsor, Ontario	May 1999	100%	68,539	100.0%	Value Village
Elgin Mall	St. Thomas, Ontario	Feb. 1997	100%	265,249	94.1%	Zellers, A&P, Galaxy Theatres, Shoppers Drug Mart
Empress Walk	Toronto, Ontario	Jul. 2000	100%	180,811	96.8%	Famous Players, Loblaws*, Business Depot (Staples), Future Shop
Enterprise Plaza	Windsor, Ontario	May 1999	100%	49,598	94.8%	Goodyear
Fallingbrook Shopping Centre	Ottawa, Ontario	May 1999	100%	97,516	100.0%	Metro Richelieu, Shoppers Drug Mart, Rogers Video
Festival Hall	Toronto, Ontario	Oct. 1999	100%	247,256	100.0%	Famous Players, Chapters, Milestones
Five Points Shopping Centre	Oshawa, Ontario	Jan. 1999	100%	351,686	98.8%	Zellers, A&P, Business Depot (Staples), Winners, Shoppers Drug Mart
Frontenac Mall	Kingston, Ontario	Mar. 1997	100%	272,901	96.3%	Wal-Mart, A&P
Galaxy Centre	Owen Sound, Ontario	Apr. 2001	100%	85,988	100.0%	Loblaws, Galaxy Theatres
Glenmore Landing	Calgary, Alberta	Feb. 1987	50%	73,516 (147,032)	99.3%	Safeway, Bank of Montreal, McDonald's

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)[1]	% Leased	Major Tenants (* denotes non-owned)
Gloucester Silver City	Gloucester, Ontario	Aug. 1998	60%	136,333 (227,222)	100.0%	Famous Players, Chapters, Future Shop, Old Navy, Loblaws*, Zellers*
Goderich Wal-Mart Centre	Goderich, Ontario	May 1999	100%	96,930	100.0%	Wal-Mart, Canadian Tire*, Loblaws*
Halton Hills Shopping Centre	Georgetown, Ontario	Jan. 1999	100%	71,497	100.0%	A&P, TD Canada Trust
Hamilton-Highbury Plaza	London, Ontario	Aug. 1986	100%	5,269	100.0%	Subway
Heart Lake Town Centre	Brampton, Ontario	Jan. 1997	100%	127,450	100.0%	A&P, Shoppers Drug Mart, Bank of Montreal
Highbury Shopping Plaza	London, Ontario	May 1999	100%	70,932	100.0%	Shoppers Drug Mart, Blockbuster Video
Hunt Club Centre	Ottawa, Ontario	Jan. 1997	100%	66,989	100.0%	A&P, Shoppers Drug Mart
Hy & Zel's Centre	Brampton, Ontario	Jun. 1995	100%	32,294	100.0%	Hy & Zel's
Innes Road Centre	Gloucester, Ontario	Oct. 1997	100%	47,658	100.0%	Costco*, PetSmart, Swiss Chalet/Harvey's
Jasper Gates Shopping Centre	Edmonton, Alberta	May 1999	100%	94,456	98.5%	Safeway*, London Drugs, Rogers Video
Kanata Centrum Shopping Centre	Kanata, Ontario	May 1999	100%	257,385	100.0%	Wal-Mart, Loblaws*, Chapters, Canadian Tire*
Kendalwood Park Plaza	Whitby, Ontario	May 1997	50%	77,223 (154,446)	100.0%	Sobey's, Value Village, Shoppers Drug Mart
Kennedy Commons	Scarborough, Ontario	May 1999	50%	191,776 (383,552)	100.0%	AMC Theatres, The Brick, A&P, Sears Whole Home, Chapters, Lansing Buildall*
Kildonan Crossing Shopping Centre	Winnipeg, Manitoba	May 1999	100%	178,991	93.7%	Safeway, Petcetera, TD Canada Trust, Boston Pizza
LaChute Wal-Mart Centre	LaChute, Quebec	May 1999	100%	75,681	100.0%	Wal-Mart, Loblaws*
Langstaff Place Shopping Centre	Woodbridge, Ontario	May 1999	100%	37,769	100.0%	Loblaws*, Bank of Nova Scotia, CIBC
Laval Wal-Mart Centre	Laval, Quebec	Jun. 2002	50%	258,329 (516,658)	100.0%	Wal-Mart, Reno Depot, Canadian Tire*, Sobey's*, Winners, Future Shop, Business Depot (Staples), Home Outfitters
Lawrence Square	Toronto, Ontario	Apr. 1998	100%	686,599	93.8%	Zellers, Loblaws, Canadian Tire, BouClair
Les Galeries Lachine	Lachine, Quebec	Sep. 2002	100%	158,057	96.4%	Loblaws, Shoppers Drug Mart, Rossy

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)[(1)]	% Leased	Major Tenants (* denotes non-owned)
Lethbridge Towne Centre	Lethbridge, Alberta	May 1999	100%	79,396	94.2%	London Drugs, Mark's Work Wearhouse, Boston Pizza
Lincoln Fields Shopping Centre	Ottawa, Ontario	May 2002	50%	144,674 (289,348)	95.9%	Wal-Mart, Metro Richelieu
London Plaza	London, Ontario	Oct. 1996	100%	138,409	97.5%	Zellers, Value Village
Madawaska Centre	Ste. Basile, New Brunswick	Oct. 2000	100%	271,755	76.3%	Zellers, Business Depot (Staples)
Mayfield Common	Edmonton, Alberta	Oct. 1997	30%	143,754 (479,180)	92.9%	Winners, Save-On-Foods, Office Depot, Danier Leather
Meadowlands Power Centre	Ancaster, Ontario	May 1999	100%	145,573	100.0%	Winners HomeSense, Future Shop, Sport Chek, Costco*, Home Depot*, Zellers*, Sobey's*, Business Depot (Staples)*
Midtown Mall	Oshawa, Ontario	Feb. 1997	100%	136,424	98.5%	Shoppers Drug Mart, A&P*, Pet Valu
Millcroft Shopping Centre	Burlington, Ontario	Dec. 2003	50%	185,235 (370,470)	98.3%	Zellers, Canadian Tire, A&P, Shoppers Drug Mart, Mark's Work Wearhouse
Miracle Plaza	Hamilton, Ontario	Nov. 2000	100%	83,765	100.0%	A&P, East Side Mario's, L.C.B.O.
Mississauga Plaza	Mississauga, Ontario	Oct. 1996	100%	174,626	100.0%	Zellers, Sobey's
Mountain Plaza Mall	Hamilton, Ontario	Nov. 2002	100%	233,329	96.7%	Wal-Mart, Shoppers Drug Mart
Mountainview Mall	Midland, Ontario	Apr. 1998	100%	293,032	94.5%	Zellers, A&P, Galaxy Theatres, Shoppers Drug Mart
New Liskeard Wal-Mart Centre	New Liskeard, Ontario	May 1999	100%	77,742	100.0%	Wal-Mart, Canadian Tire*
Niagara Falls Plaza	Niagara Falls, Ontario	Oct. 1996	100%	143,825	100.0%	Zellers, Sobey's
Northgate Village Shopping Centre	Calgary, Alberta	May 1999	100%	297,811	98.0%	Safeway, Ikea, Home Depot*
Northumberland Mall	Cobourg, Ontario	Dec. 2000	100%	332,918	96.1%	Zellers, Sears, Canadian Tire*, A&P
Northumberland Square	Miramachi, New Brunswick	Feb. 2004	100%	203,615	99.5%	Zellers, Shoppers Drug Mart
Norwest Plaza	Kingston, Ontario	Oct. 1986	100%	40,603	100.0%	Petcetera, Pennington's, Blockbuster Video
Orangeville Mall	Orangeville, Ontario	Jun. 2002	100%	182,526	95.4%	Zellers, A&P

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)[1]	% Leased	Major Tenants (* denotes non-owned)
Orillia Square Mall	Orillia, Ontario	Apr. 1997	100%	310,324	97.8%	Zellers, Canadian Tire, Loblaws, Business Depot (Staples), Shoppers Drug Mart
Parkland Mall	Yorkton, Saskatchewan	Jun. 1999	100%	266,756	94.9%	Zellers, The Bay, Sobey's, Shoppers Drug Mart
Parkway Mall	Toronto, Ontario	Feb. 2004	15%	42,380 (282,533)	98.8%	Zellers, A&P
Parkwood Place Shopping Centre	Prince George, British Columbia	Nov. 2001	50%	186,362 (372,724)	94.7%	The Bay, Famous Players, Save-On-Foods, London Drugs, Business Depot (Staples)
Peninsula Village Shopping Centre	South Surrey, British Columbia	Nov. 2001	50%	85,273 (170,546)	99.4%	Safeway, London Drugs, Rogers Video
Pine Plaza	Sault Ste. Marie, Ontario	Jan. 1997	100%	42,380	97.9%	A&P
Place Carnaval	Laval, Québec	Apr. 1998	100%	104,240	100.0%	Metro Richelieu, Jean Coutu, Harvey's
Place des Quatre Bourgeois	Sainte-Foy, Québec	Jun. 1999	100%	245,028	97.8%	Sobey's, Winners, Rossy
Place Forest	Montreal, Québec	Sep. 2002	100%	121,700	94.8%	Business Depot (Staples), Shoppers Drug Mart, Rossy
Place Newman	Montreal, Québec	Sep. 2002	100%	169,458	89.9%	Loblaws, Winners, Rossy
Port Elgin Shopping Centre	Port Elgin, Ontario	Jan. 1999	100%	47,076	49.4%	Canadian Tire*, Bank of Nova Scotia
Premier Plaza	St. Catharines, Ontario	Oct. 1996	100%	146,974	55.3%	Premier Fitness
Renfrew Mall	Renfrew, Ontario	Jun. 1997	100%	138,528	88.4%	Wal-Mart, Loblaws
RioCan Centre Grande Prairie	Grande Prairie, Alberta	May 1999	100%	211,164	100.0%	Wal-Mart*, Totem Building Supplies, London Drugs, Cineplex, Business Depot (Staples)
RioCan Centre Grande Prairie II	Grande Prairie, Alberta	Nov. 2002	50%	31,707 (63,414)	100%	Winners, Michael's, JYSK
RioCan Centre Kingston	Kingston, Ontario	Nov. 1997	100%	396,772	100.0%	Home Depot*, Cineplex, Sears, Business Depot (Staples), Winners, Future Shop, Old Navy, Winners HomeSense
RioCan Centre London North	London, Ontario	May 1998	100%	105,040	100.0%	Chapters, PetSmart, Loblaws*
RioCan Centre London South	London, Ontario	Sept. 1997	100%	139,595	95.5%	A&P, Rogers Video, East Side Mario's
RioCan Centre Newmarket	Newmarket, Ontario	Aug. 2000	40%	26,688 (66,720)	100.0%	Business Depot (Staples)

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)(1)	% Leased	Major Tenants (* denotes non-owned)
RioCan Centre Sudbury	Sudbury, Ontario	Oct. 1999	50%	117,149 (234,298)	100.0%	Costco*, Home Depot* Famous Players, Business Depot (Staples), Chapters, Sears Whole Home, Winners HomeSense
RioCan Centre Thunder Bay	Thunder Bay, Ontario	Feb. 2001	100%	284,689	100.0%	Wal-Mart, Winners, Business Depot (Staples), Future Shop, Chapters
RioCan Centre Windsor	Windsor, Ontario	Feb. 1997	100%	239,498	100.0%	Famous Players, The Brick, PetSmart, Business Depot (Staples), Sears, Costco*
RioCan Colossus Centre	Vaughan, Ontario	Mar. 1998 / Nov. 2001	60%	272,787 (454,645)	100.0%	Famous Players*, Costco*, Rona/Revy, Office Place, Winners HomeSense, Old Navy
RioCan Durham Centre	Ajax, Ontario	May 1999 / Nov. 2003	100%	482,208	100.0%	Zellers, Costco*, Future Shop, Winners, Chapters
RioCan Durham Centre (Ajax East)	Ajax, Ontario	Jun. 2002	100%	297,797	100.0%	Home Depot*, Wal-Mart, Canadian Tire, Cineplex Odeon
RioCan Durham Centre (Ajax West)	Ajax, Ontario		50%	29,855 (59,710)	100.0%	Loblaws*, Best Buy, Old Navy
RioCan Fairgrounds	Orangeville, Ontario	Jun. 2002	100%	305,273	100.0%	Canadian Tire*, Home Depot*, Wal-Mart, Loblaws, Winners, Future Shop, Galaxy Theatres
RioCan Greenfield	Greenfield Park, Quebec	Sep. 2002	50%	184,831 (369,662)	98.6%	Leon's, Loblaws, Winners, Business Depot (Staples), Guzzo Cinemas
RioCan Langley Centre	Langley, British Columbia	Feb. 2002/ Mar. 2003	50%	190,319 (380,638)	100.0%	Sears Whole Home, Winners, Office Depot, Winners HomeSense, Future Shop, Chapters, Michael's
RioCan Leamington	Leamington, Ontario	Jun. 2002	100%	185,893	100.0%	Wal-Mart, A&P
RioCan Leaside Centre	Toronto, Ontario	Sep. 2002	50%	66,517 (133,034)	100.0%	Canadian Tire, Pier I Imports, Future Shop
RioCan Marketplace	Ottawa, Ontario	Nov. 2001	50%	149,477 (298,954)	100.0%	Wal-Mart, Loblaws*, Winners, Business Depot (Staples)
RioCan Merivale Place	Nepean, Ontario	Sep. 2003	100%	186,373	100.0%	Loblaws, Winners, Home Outfitters

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)[(1)]	% Leased	Major Tenants (* denotes non-owned)
RioCan Niagara Falls	Niagara Falls, Ontario	Jun. 2002	100%	190,202	100.0%	Wal-Mart, Loblaws*, Business Depot (Staples), Home Depot*
RioCan Sainte Foy	Sainte Foy, Quebec	Jun. 2002	100%	404,951	100.0%	Wal-Mart, Famous Players, Metro Richelieu*, Cineplex*, Home Depot*, Business Depot (Staples), Sears Whole Home
RioCan Shawnessy	Calgary, Alberta	Jun. 1996/Feb. 2002	50%	234,531 (469,062)	100.0%	Zellers, Winners, Business Depot (Staples), Future Shop, Wal-Mart*, Home Depot*, Co-op*, Canadian Tire*
RioCan Signal Hill Centre	Calgary, Alberta	Sept. 1996	100%	452,849	99.3%	Loblaws*, Zellers, Winners, Business Depot (Staples), Chapters
RioCan Thickson Ridge	Whitby, Ontario	Sep. 2002	50%	181,461 (362,922)	100.0%	Home Depot*, Sears Whole Home, Winners, Home Outfitters, Future Shop, Office Depot
RioCan Warden	Toronto, Ontario	Jun. 2002	100%	232,367	100.0%	Wal-Mart, Winners, Future Shop, Mark's Work Wearhouse
RioCan West Ridge	Orillia, Ontario	Jun. 2003	100%	206,455	100.0%	Wal-Mart, A&P, Home Depot*
RioCentre Newmarket	Newmarket, Ontario	Sept. 2001	100%	94,169	100.0%	A&P, Shoppers Drug Mart
RioCentre Oakville	Oakville, Ontario	Sep. 2000	100%	106,836	100.0%	A&P, Shoppers Drug Mart
RioCentre Thornhill	Thornhill, Ontario	May 2001	100%	140,315	100.0%	Loblaws, Winners, Winners HomeSense
Riverbend Square Shopping Centre	Edmonton, Alberta	May 1999	100%	136,091	99.2%	Safeway, Shoppers Drug Mart
Rona Centre	Toronto, Ontario	Jun. 2002	100%	134,370	100.0%	Building Box (Rona)
Sandalwood Square Shopping Centre	Mississauga, Ontario	May 1999	100%	107,772	99.0%	Loblaws, Rogers Video, McDonald's
Sherwood Forest Mall	London, Ontario	Jan. 1997	100%	214,856	86.2%	A&P, Shoppers Drug Mart
Shoppers World Brampton	Brampton, Ontario	Mar. 2000	100%	642,833	99.5%	The Bay*, Zellers, Canadian Tire, Sobey's, Winners, Business Depot (Staples)
Shoppers World Danforth	Toronto, Ontario	Aug. 2002	50%	164,410 (328,820)	100.0%	Zellers, A&P, Business Depot (Staples), Shoppers Drug Mart

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)(1)	% Leased	Major Tenants (* denotes non-owned)
South Edmonton Common	Edmonton, Alberta	Jul. 2002/ Dec. 2003	50%	195,025 (390,050)	100.0%	Home Depot*, Wal-Mart*, Loblaws*, Cineplex*, Business Depot (Staples)*, Best Buy*, London Drugs, The Brick, Old Navy, Home Outfitters
South Hamilton Square	Hamilton, Ontario	Aug. 2001	100%	304,505	100.0%	Zellers, Loblaws, Shoppers Drug Mart, Sport Chek
South Hill Mall	Prince Albert, Saskatchewan	Sept. 1997	100%	157,820	70.3%	Safeway, Winners, Galaxy Theatres, Shoppers Drug Mart
Southgate Shopping Centre	Ottawa, Ontario	Nov. 1996	100%	72,669	100.0%	Metro Richelieu, Shoppers Drug Mart, Rogers Video
Southland Crossing Shopping Centre	Calgary, Alberta	May 1999	100%	132,078	90.8%	Safeway, Jack Astor's
Southland Mall	Regina, Saskatchewan	May 2003	100%	437,549	98.2%	Wal-Mart, Safeway, Cineplex, Chapters
St. Clair Beach Shopping Centre	Windsor, Ontario	Dec. 1994	100%	75,314	100.0%	Loblaws*, Blockbuster Video, TD Canada Trust
Ste. Hyacinthe Wal-Mart Centre	Ste. Hyacinthe, Quebec	May 1999	100%	157,004	100.0%	Wal-Mart, Canadian Tire*, Business Depot (Staples)
Stratford Mall	Stratford, Ontario	Jan. 1997	100%	160,082	100.0%	Zellers, A&P, Kelsey's
Strawberry Hill Shopping Centre	Surrey, British Columbia	May 2002	50%	165,211 (330,422)	100.0%	Home Depot, Cineplex Odeon, Winners, Chapters, Sport Chek
Sudbury Supermall	Sudbury, Ontario	Apr. 1996	100%	134,967	100.0%	Zellers, Loblaws*, Blockbuster Video
The Junction	Mission, British Columbia	Oct. 2001	50%	133,779 (267,558)	98.7%	Save-On-Foods, Famous Players, London Drugs, Canadian Tire*
The Pickering Home & Leisure Centre	Pickering, Ontario	Nov. 2003	15%	37,253 (248,353)	80.8%	DeBoer's*, Business Depot (Staples)
Tillicum Centre	Victoria, British Columbia	Jul. 2002	50%	205,697 (411,394)	98.5%	Zellers, Safeway, Famous Players, London Drugs, Winners
Timiskaming Square	New Liskeard, Ontario	Sep. 2003	100%	163,910	90.6%	Zellers, Metro Richelieu
Timmins Square	Timmins, Ontario	May 2001	30.0%	117,223 (390,743)	96.6%	Wal-Mart, Zellers, Sears, Loblaws
Town 'N' Country Mall	Moose Jaw, Saskatchewan	Sept. 1997	100%	345,807	85.8%	Zellers, Sears, Winners, Sport Chek, Galaxy Theatres, Shoppers Drug Mart

Property	Location	Date of Acquisition	Ownership Interest	Leaseable Area (sq.ft)[1]	% Leased	Major Tenants (* denotes non-owned)
Trafalgar Ridge Shopping Centre	Oakville, Ontario	May 1999 / Nov. 2003	100%	116,902	100.0%	Loblaws, Bank of Nova Scotia
Trenton Wal-Mart	Trenton, Ontario	Jun. 2002	100%	104,690	100.0%	Wal-Mart
Trinity Common Brampton	Brampton, Ontario	Dec. 1999	60%	390,453 (650,755)	100.0%	Home Depot*, Zellers, Canadian Tire*, Famous Players, A&P, Business Depot (Staples), Future Shop, Indigo, Winners, Winners HomeSense
Trinity Common Orleans	Orleans, Ontario	Jun. 1999	60%	109,350 (182,250)	100.0%	Home Depot*, Metro Richelieu, Business Depot (Staples), Winners
Trinity Conception Square	Carbonear, Newfoundland	Sep. 2003	100%	183,188	86.9%	Wal-Mart, Loblaws
Upper James	Hamilton, Ontario	Nov. 2000	100%	129,726	100.0%	A&P, Canadian Tire
Vernon Square Shopping Centre	Vernon, British Columbia	May 1999	100%	98,091	95.5%	Safeway*, London Drugs, Rogers Video
Walker Place	Ottawa, Ontario	Oct. 2002	50%	34,928 (69,856)	100.0%	Loblaws, Bank of Montreal, Bank of Nova Scotia
West Side Place	Port Colborne, Ontario	Sep. 2003	100%	93,383	97.1%	Loblaws, Zellers, Shoppers Drug Mart
Westgate Shopping Centre	Ottawa, Ontario	Jan. 1997	100%	186,066	94.3%	Shoppers Drug Mart, Royal Bank of Canada
Westminster Centre	London, Ontario	Jan. 1997	100%	123,798	97.6%	Business Depot (Staples)
Wheeler Park Power Centre	Moncton, New Brunswick	Sept. 1995	100%	256,963	100.0%	Costco*, Kent Building Supplies*, Loblaws*, Famous Players, Winners, Business Depot (Staples), Sears Whole Home
Willowdale Plaza	Toronto, Ontario	Feb. 2001	100%	50,223	100.0%	A&P, National Sports
Windsor Business Depot	Windsor, Ontario	Jun. 1998	100%	25,768	100.0%	Business Depot (Staples)
Woodview Place	Burlington, Ontario	Aug. 1996	100%	147,852	100.0%	A&P, Future Shop, Chapters, Moore's

(1) All amounts including building square-footage are shown at the percentage of the Trust's ownership interest; figures in brackets indicate building square-footage at 100% ownership.

(2) Effective Dec., 1997 the former Donald Plaza (acquired Oct., 1996) and an adjacent property purchased in Dec., 1997 are operating as one centre.

Property	Location	Date of Acquisition/ Initial Advance	Leaseable Area (sq.ft.)	% Leased	Major Tenants
Participating Mortgages and Loans Receivable with Purchase Options					
Brampton Wanless	Brampton, Ontario	Nov. 2002	-	-	A&P
Dufferin & Steeles	Toronto, Ontario	Aug. 2002	-	-	Home Depot*, Loblaws*, Winners
Green Lane Centre	Newmarket, Ontario	Aug. 2002	160,863	100.0%	Costco*, Loblaws*, Linens 'N' Things, Michael's, PetSmart
Montagne-Laramee Centre	Hull, Québec	Sep. 1998	84,590	100.0%	Famous Players, Home Depot*, Wal-Mart*, Loblaws*, Business Depot (Staples)*
RioCan Grand Park	Mississauga, Ontario	March 2003	69,972	100.0%	Shoppers Drug Mart, Sport Mart, Winners

Properties

400 Barrie Power Centre
35 Molson Park Drive West, Barrie, Ontario

400 Barrie Power Centre is a 359,576 square-foot power centre located within the city of Barrie, approximately one hour north of Toronto. Anchored by a 126,000 square-foot Wal-Mart and a 59,000 square-foot Sobey's, the centre is currently 100% leased with national tenants that include Winners, Michael's, PetSmart, as well as a 34,000 square-foot development completed in 2003, consisting of Hallmark, Bulk Barn, La-Z-Boy and Boston Pizza. We own a 50% interest in the centre.

404 Towne Centre
1111 Davis Drive, Newmarket, Ontario

This single-storey open shopping centre was originally constructed in 1987 with an expansion at the north end of the property in 1989. The centre is situated on the north side of Davis Drive, just west of Highway No. 404. The centre has a gross leaseable area of 249,402 square-feet and is anchored by Zellers and a recently expanded and renovated A&P. The property is currently 99% occupied and includes an effective mix of national tenancies including Shoppers Drug Mart, National Sports, Bank of Montreal, Swiss Chalet and Harvey's. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

1000 Islands Mall
2399 Parkedale Avenue, Brockville, Ontario

This enclosed mall contains 268,017 square-feet of leaseable area and is 99% leased. Major tenants include Wal-Mart, Sears, Your Independent Grocer (Loblaws) and Shoppers Drug Mart as well as a 5,000 square-foot Kelsey's restaurant pad constructed by us in 1999. The site was formerly owned by way of a long-term land lease; in November 2002, we successfully purchased the land.

1717 Avenue Road
Toronto, Ontario

Located at the northeast corner of Avenue Road and Fairlawn Avenue in one of the busiest nodes in the City of Toronto, this 17,373 square-foot unenclosed centre is anchored by the L.C.B.O. and Blockbuster. The centre, acquired in 2002 as part of a three-property transaction, is currently 100% leased.

Abbotsford Power Centre
1201 – 1355 Sumas Way, Abbotsford, British Columbia

Abbotsford Power Centre is located at the intersection of Sumas Way and McConnell Road in Abbotsford, British Columbia. This new format centre is comprised of six freestanding buildings with an aggregate area of 198,574 square-feet, located directly adjacent to Revy Home Centre and Costco. The significant draw from these two "shadow-anchors" is complementary to the centre's excellent tenant mix that includes Zellers, Winners and PetSmart. The property is currently 95% leased, with a 5,000 square-foot freestanding pad scheduled for development in 2004. We purchased this property in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest.

Adelaide Centre
1030 Adelaide Street North, London, Ontario

The Adelaide Shopping Centre is an unenclosed community shopping centre located at the northeast corner of Adelaide Street and Cheapside Street in London, Ontario and contains an aggregate of 80,938 square-feet of gross leaseable area. Major tenants include A&P, Rogers Video and TD Canada Trust. The property is currently 100% leased.

Albion Centre
1530 Albion Road, Toronto, Ontario

We purchased this property in August 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The site, including the land on which the shopping centre building is situated, was acquired by way of a long-term (approximately 27 years) lease. Located at the intersection of Albion Road and Kipling Avenue, the 349,142 square-foot centre is anchored by Fortino's and Canadian Tire, and enjoys a strong mix of tenancies including the L.C.B.O., Shoppers Drug Mart, Rogers Video, Bank of Montreal, Reitman's and Brewers Retail. This one stop community shopping centre was recently renovated, and contains a food court that seats 350 customers, as well as a newly built 8,000 square-foot freestanding pad which was completed in 2003, facilitating the expansion and relocation of Brewers Retail from the interior mall and the accommodation of a 2,000 square-foot national restaurant operator.

The property, currently 98% leased, contains vacant lands that will accommodate approximately 6,000 square-feet of additional retail premises.

Belleville Plaza
540 Dundas Street West, Belleville, Ontario

Built in 1963, this unenclosed 89,237 square-foot building is located east of Wall Bridge Loyalist Road on the north side of Dundas Street West. Formerly a retail site, we allowed the former anchor, Zellers, to buy out their lease term in order to lease the entire unit to Stream International, a call centre, which commenced operations in December 2000. We also allowed the existing IGA to buy out their remaining lease term in early 2001 in order to facilitate a further expansion of Stream International into the entirety of the building.

Belleville Wal-Mart Centre
Rural Route No. 5, Belleville, Ontario

This centre consists of 210,752 square-feet of new format retail space. Major tenants include Wal-Mart, Office Place and Super Pet. The centre is 100% leased and within the last year approximately 18,000 square-feet of new retail space was constructed and leased to SAAN and A Buck or Two. The site is now fully developed.

Bellfront Shopping Centre
366 North Front Street, Belleville, Ontario

Located at the intersection of Bell Boulevard and North Front Street this unenclosed community shopping centre was built in 1988 and contains 110,256 square-feet. Major tenants include Super C (Metro Richelieu), Mark's Work Wearhouse, CIBC, Moore's, Tim Horton's and Subway. The property is currently 94% leased.

Blue Mountain Mall
55 Blue Mountain Road, Collingwood, Ontario

Blue Mountain Mall is a community shopping centre currently consisting of a 205,745 square-feet of retail space. The centre is located at the northeast corner of Blue Mountain Road and Highway 26 and is anchored by Zellers, Canadian Tire and IGA (Sobey's). National tenancies include Pharma Plus and Joggers.

In 2001, we successfully purchased seven-acres of adjacent vacant land with the goal of expanding the existing site. During 2003, Zellers completed a 31,000 square-foot expansion and renovation of its existing store. In March 2004, a 58,000 square-foot Canadian Tire commenced operations. During the remainder of 2004, a 2,900 square-foot Canadian Tire gas station is scheduled to commence operations along with approximately 28,150 square-feet of new retail space, that has been leased to a number of national tenants including Mark's Work Wearhouse, Montana's, Casey's and Pet Valu.

Bolton Country Shopping Centre
301 Queen Street South, Bolton, Ontario

This unenclosed strip centre is situated on the southeast corner of Queen Street South (Highway 50) and Elwood Drive. National tenancies at the property include TD Canada Trust, Zehrs (Loblaws), Jumbo Video and Pet Valu. Including the freestanding Swiss Chalet/Harvey's restaurant, the centre has a gross leaseable area of 87,005 square-feet and is currently 100% occupied.

Boulevard Shopping Centre
1055 St. Laurent Avenue, Ottawa, Ontario

This centre consists of the former Donald Plaza (acquired in October 1996), the Ottawa Shopping Centre (acquired in December 1997) and a parcel of land currently under development operating in conjunction as one dominant neighbourhood retail shopping centre. The site consists of four unenclosed buildings combining to contain 220,456 square-feet of gross leaseable area. Currently 100% leased, the centre contains strong national tenants such as Zellers, Loeb, Winners, Bank of Nova Scotia and Tim Horton's. We sold a 50% interest in the property in June 2002 to Kimco Realty Corporation.

The partnership purchased an additional 4.9-acres of vacant land adjacent to the site in August 2002. The lands will be developed into approximately 96,000 square-foot of strip retail space that will combine with the existing site to form a 315,000 square-foot neighbourhood retail shopping centre. The newly

developed site will be anchored by a 35,000 square-foot Food Basics (A&P) supermarket. The majority of the development has been leased to strong national tenants and will be completed by spring 2005.

Bramrose Square
285-295 Queen Street East, Brampton, Ontario

This 249,940 square foot unenclosed community shopping centre is located in one of the GTA's best retail nodes. Built in 1975 and reconfigured in 1985, Bramrose Square is anchored by Loblaws and Sears. National tenants operating at the property include National Sports, TD Canada Trust, Kelsey's and Burger King. The property is currently 99% leased. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Brentwood Village Mall
3639 Brentwood Road N.W., Calgary, Alberta

Brentwood Village Mall is an unenclosed, community shopping centre containing an aggregate area of 312,308 square-feet of gross leaseable area. The shopping centre has an excellent collection of anchor tenants that include Sears Whole Home, Linens 'N' Things, Safeway and London Drugs. The shopping centre, currently 100% leased, is further strengthened by the presence of leading national retailers such as Sleep Country, Pennington's, TD Canada Trust, Harvey's, Bank of Montreal and Pier 1 Imports. We acquired this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Brookside Mall
435 Brookside Drive, Fredericton, New Brunswick

This enclosed mall anchored by Zellers contains 265,092 square-feet of leaseable area and is located on the north side of the Saint John River. The mall underwent extensive renovations in 1998 and 1999, with the existing Sobey's unit relocating to the former Kmart unit, while a Rossy department store leased the former Sobey's unit. In addition, a 31,000 square-foot call centre was constructed in the remaining Kmart area. In February 2004, a 29,000 square-foot expansion of the existing call centre commenced operations. We have a 50% ownership interest in this property and receive a preferred return on this asset.

Burlingwood Shopping Centre
2400 Guelph Line Road, Burlington, Ontario

Burlingwood Centre is an unenclosed, 46,379 square-foot strip retail centre with a freestanding gas bar. Constructed in 1985, the centre is located at the southwest corner of Guelph Line Road and Coventry Way in Burlington. The property is anchored by a No Frills (Loblaws) supermarket and is currently 100% leased. Other major tenants include Pharma Plus, Tim Horton's and Esso.

Cambrian Mall
44 Great North Road, Sault Ste. Marie, Ontario

Built in 1984, Cambrian Mall is a single level enclosed shopping centre. Upon acquisition of the centre in April of 1998, we sold a portion of the existing mall comprising 10,750 square-feet and adjacent parking to Canadian Tire, permitting them to expand and renovate their store while still remaining part of the centre.

As a result of Zellers' acquisition of Kmart in 1998, we were able to acquire the existing Zellers space in order to renovate the mall. The former Zellers store was demolished, and Loblaws built a new 71,500

square-foot supermarket. A new 26,000 square-foot Winners store and a 14,000 square-foot Sport Chek (Forzani's) store now occupy the unit formerly occupied by Loblaws. The newly constructed Loblaws store was sold to the tenant in October 2000. We currently own 129,464 square-feet of the centre, which is occupied by a number of strong tenancies including Shoppers Drug Mart, Bank of Montreal, CIBC and TD Canada Trust.

Carrefour Carnaval (St. Leonard)
6705 Jean-Talon Street East, St. Leonard (Montreal), Québec

This community based strip centre has four major retail tenants, Super C (Metro Richelieu), Value Village, Corbeil Electrique and Pennington's. In addition to retail space, the property has a three-storey office tower. The property is located just off the Trans Canada Highway as it passes through Montreal. The retail space comprises 122,508 square-feet of leaseable area and the office tower contains 35,971 square-feet of leaseable area. The entire complex was built in 1985 and is currently 94% leased.

Carrefour Neufchatel
4605 Blvd. De l'Auvergne, Neufchatel, Quebec

Centre Super Carnaval Neufchatel is a 257,501 square-foot enclosed shopping centre. The property is anchored by a 67,437 square-foot Super Carnaval (Metro Richelieu) supermarket. Other national tenants at the centre include Rossy, Reitman's, Radio Shack and Bentley Leather. A lease buyout was completed with the 84,810 square-foot Zellers late in 2002, which provides us with the opportunity to redevelop the former junior department store unit and significantly enhance future cash flow. The first phase of this redevelopment program, a 22,000 square-foot L'Aubainerie, commenced operations in March 2004.

Carrefour Trois Rivieres
4520 Boul. Royal, Carrefour Trois Rivieres Ouest, Quebec

In October 2003, RioCan purchased an interest in Carrefour Trois Rivieres (an enclosed mall) and Carrefour des Recollets (a strip mall) which collectively contain 456,687 square feet. The property is located at the intersection of Bellefeuille Street and Recollects Boulevard in Trois Rivieres Ouest. The property' s primary anchor is a recently relocated and newly constructed 128,000 square foot Wal-Mart store that has committed to a long-term lease. The site contains a number of additional strong anchors including Winners, Staples and Future Shop as well as many national and strong regional tenancies. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Centre Carnaval (Drummondville)
565 St. Joseph Boulevard, Drummondville, Quebec

Centre Super Carnaval in Drummondville, Quebec is a 143,749 square-foot unenclosed community shopping centre with two anchor tenants, Super C (Metro Richelieu) and Business Depot (Staples). National tenants located at the property include Laurentian Bank. The centre is currently 100% leased.

Centre Carnaval (LaSalle)
7401 Newman Boulevard, Ville LaSalle (Montreal), Québec

Built in 1986, Centre Super Carnaval is an open neighbourhood shopping centre that includes a five-storey office complex. The total leaseable area is 207,162 square-feet, divided between the shopping centre (155,694 square-feet) and the office complex (51,468 square-feet). The major tenants in the shopping centre include Super C (Metro Richelieu) and L'Aubainerie while the major tenant within the office space is Metro Richelieu. The property also includes Boccacino's, a freestanding restaurant located

on the corner section of the lot at the intersection of Newman and Leger Boulevards. The property is currently 98% leased.

Centre Carnaval (Montreal)
6900 St. Jacques Street West, Montreal, Québec

This unenclosed shopping centre is primarily a Super C (Metro Richelieu) location with ancillary space. The total leaseable area is 67,815 square-feet, 81% of which is occupied by Super C. The centre is situated west of the Westmount section of Montreal. The centre was built in 1987 and is 100% leased.

Centre Carnaval (Pierrefonds)
11701-11845 Pierrefonds Boulevard, Pierrefonds, Québec

Built in 1986, this unenclosed shopping centre complex contains 126,802 square-feet of leaseable space. The anchor tenant is Super C (Metro Richelieu), which occupies 55,000 square-feet of the leaseable space. The centre is located in a residential section of Montreal that offers a large customer base. National tenancies include TD Canada Trust and Subway and the centre is currently 100% leased.

Centre Carnaval (Trois Rivieres)
1325 Pel Del'Hotel De Ville, Trois Rivieres, Quebec

Centre Carnaval Trois Rivieres is an 113,466 square-foot unenclosed community shopping centre. The centre is anchored by a 54,000 square-foot Super Carnaval (Metro Richelieu) supermarket and is currently 97% leased. The site's second anchor, a 30,000 square-foot Liquidation Maynard vacated the site in 2001 and was replaced by a 22,000 square-foot Rossy junior department store and an 8,000 square-foot Dollarama in 2002.

Centre de la Concorde (Laval)
4400 Concorde Blvd., Laval, Quebec

Centre de la Concorde is an 111,294 square-foot unenclosed community shopping centre anchored by a 64,864 square-foot Super Carnaval (Metro Richelieu) supermarket and a Jean Coutu pharmacy. The shopping centre is currently 98% leased.

Centre Jacques-Cartier
1401 Chemin de Chambly, Longueil, Quebec

Centre Jacques Cartier is a 212,588 square-foot enclosed shopping centre located in the heart of the former City of Longueuil. The property is anchored by a 31,000 square-foot IGA (Sobey's) supermarket, a 24,000 square-foot Value Village and a 16,000 square-foot Rossy junior department store. National tenancies at the property include Pharmaprix (Shoppers Drug Mart), CIBC, Blockbuster Video and Burger King. The property was recently renovated at a cost of approximately $1.5 million to include a 14 screen Guzzo Cinema. The property is currently 97% leased. We purchased this property in September 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Centre Regional Chateauguay
184-200 d'Anjou Boulevard, Chateauguay, Quebec

The property is located on the south side of d'Anjou Blvd. in the Montreal suburb of Chateauguay. The property is located on the primary commercial artery of the community. Acquired in February 2002 through the joint venture with Kimco Realty Corporation, we own 50% of the enclosed centre that encompasses 211,632 square-feet of leaseable area. The property is anchored by Super C (Metro

Richelieu) and Hart. The current occupancy of the centre is 99%, with a strong mix of national tenants operating at the property including Royal Bank of Canada, Reitman's, Radio Shack and Suzy Shier.

Centre RioCan Kirkland
3200 Jean Yves St., Kirkland, Quebec

This property is 100% owned by us and is located on the West Island of Montreal. A portion of the site was acquired in December 1999 containing a 87,467 square-foot Famous Players Coliseum theatre that serves as the site's primary anchor. The theatre committed to a long-term lease expiring in December 2024. The remaining 232,563 square-feet of new format retail space was acquired from Trinity Development Group Inc. in March 2002 and has been leased to high-quality tenants including Business Depot (Staples), Winners, Pier 1 Imports, Danier Leather, Jacob, Roots, Aldo, Guess?, and 5,000 square-foot freestanding Kelsey's and Montana's restaurants. Over the course of 2002, numerous national tenants totalling 23,000 square-feet commenced operations including Limite, Buffalo, Suzy Shier and Subway. In May 2003, a 3,000 square-foot Tim Horton's commenced operations. The site is now fully developed.

Centre St. Martin
965 Boulevard Cure-Labelle, Laval, Quebec

Centre St. Martin is a 230,618 square-foot shopping centre located in the western portion of Laval. The property is anchored by a 39,030 square-foot The Brick and a 40,571 square-foot Presto (Loblaws) supermarket. National tenants operating at the site include Pharmaprix (Shoppers Drug Mart), Royal Bank of Canada, Reitman's and Radio Shack.

Chaleur Centre
400 Route 430, Big River, New Brunswick

Chaleur Centre is a single level, enclosed shopping mall located in the Bathurst suburb of Big River, New Brunswick. It encompasses 274,123 square-feet of leaseable area and is anchored by Wal-Mart and Kent Building Supplies. Other national tenants in the centre include Reitman's and Bentley Leathers. The former Sobey's supermarket vacated the property in April 2003, which provides us with the opportunity to redevelop the former grocery store premises and significantly enhance future cash flow.

Charlottetown Mall
670 University Avenue, Charlottetown, Prince Edward Island

This enclosed mall contains 329,924 square-feet of leaseable area and is 96% leased. Extensive construction throughout 1998 led to the opening of a new freestanding 36,000 square-foot Loblaws supermarket, a 19,000 square-foot Sport Chek and a 26,000 square-foot Winners store in the summer of 1999. Further, Zellers expanded into the former 36,000 square-foot grocery store within the mall, resulting in a fully renovated 108,000 square-foot junior department store. The remainder of the centre continues to be leased to strong tenancies including Shoppers Drug Mart, Bank of Montreal, Reitman's and Moore's. We sold a 50% interest in the property to Kimco Realty Corporation in August 2002.

Churchill Plaza
Highway 17B & Churchill Blvd., Sault Ste. Marie, Ontario

Churchill Plaza is a 173,028 square-foot unenclosed shopping centre serving Sault Ste. Marie and surrounding areas. The shopping centre is anchored by an A&P supermarket and contains a strong mix of retailers including Pharma Plus, CIBC and Rogers Video. The centre was extensively redeveloped in 1999 and still maintains the potential for one additional pad to be constructed in the future. We have a 50% interest in this property.

City View Plaza
1508 Merivale Road, Nepean, Ontario

City View Plaza is situated at the intersection of Merivale Road and Lotta Avenue in the residential community of Nepean, a flourishing suburb of Ottawa. The centre contains 59,667 square-feet of leaseable area and is host to a variety of service oriented national and local retailers. The centre anchored by a 22,463 square-foot Loeb (Metro Richelieu) grocery store and a 6,375 square-foot Pharma Plus drugstore. The site was expanded in 2003 through the construction of a freestanding 7,300 square-foot PartSource (Canadian Tire).

Clarkson Village Shopping Centre
1865 Lakeshore Road West, Mississauga

Clarkson Village is prominently located within its community a short distance west of Clarkson Road on Lakeshore Rd. W. The 64,309 square-foot unenclosed shopping facility has been serving the community since 1987 and is currently 100% leased. The site was formerly anchored by A&P, who bought out their remaining lease term in 2002 providing us the opportunity to convert the former grocery store premises into a Winners HomeSense and a Forzani's Sport Mart.

Clearbrook Town Square
32,500 South Fraser Way, Abbotsford, British Columbia

We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership. Located strategically along Abbotsford's main retail corridor, the centre contains 188,252 square-feet and is anchored by Safeway and Business Depot (Staples). National tenants located at the property include HSBC Canada, Swiss Chalet, Starbucks, H&R Block and Rogers Video. The property is currently 95% leased.

Colborne Place
603 Colborne Street East, Brantford, Ontario

This property is an open centre with 73,207 square-feet of leaseable space. Zehrs (Loblaws) and Jumbo Video are the anchor tenants, collectively accounting for 70% of the leaseable area. National tenants include Pet Valu and Pizza Pizza. Colborne Place was built in 1990 and is currently 100% leased.

Commissioners Court Plaza
509 Commissioners Road West, London, Ontario

Built in 1987, Commissioners Court Plaza is a 94,168 square-foot, single-storey L-shaped strip plaza. The centre is 99% leased and is anchored by a 58,000 square-foot Food Basics (A&P). National tenancies include Tim Horton's and Little Caesar's.

Confederation Mall
300 Confederation Drive, Saskatoon, Saskatchewan

Confederation Mall is a 328,491 square-foot enclosed community shopping centre anchored by a 149,000 square-foot Wal-Mart and a 47,000 square-foot Safeway. Originally constructed in 1972, the centre underwent renovation and expansion in 1990. Currently 93% leased, the centre contains a strong mix of national tenants including Bank of Montreal, Mark's Work Wearhouse, Foot Locker, Petland and the Saskatchewan Liquor Board who expanded their premises in 2001.

County Fair Mall
275 Brockville Street, Smiths Falls, Ontario

This 160,281 square-foot enclosed centre is located in the heart of a densely populated residential area in the city of Smiths Falls. The centre is anchored by Zellers and an A&P food store, and contains a number of strong national tenants including Reitman's, Joggers, Warehouse One and Payless Shoes. The centre is currently 96% leased.

Dilworth Shopping Centre
2339 Highway 97 North, Kelowna, British Columbia

Constructed in 1990, this centre comprises six buildings totalling 193,750 square-feet, 5,600 square-feet of which is second-storey office space. The centre is anchored by Safeway and Business Depot (Staples). National tenancies include TD Canada Trust, Rogers Video and Boston Pizza. The property is currently 97% leased.

Dougall Plaza
2491-2505 Dougall Road, Windsor, Ontario

Dougall Plaza is an open centre consisting of 129,670 square-feet of retail space built in 1977. The plaza is anchored by a 28,000 square-foot A&P. We negotiated a lease buyout in 1999 on a portion of the A&P space, into which we successfully accommodated Fabricland and The Fitness Club.

East Park Centre
6711 Tecumseh Road East, Windsor, Ontario

East Park Centre is located on Tecumseh Road, the major commercial east/west arterial route through Windsor. The centre consists of 68,539 square-feet divided into four freestanding buildings and a strip plaza. The centre was recently redeveloped and is now anchored by a Value Village and a Dollarama. Other national tenancies at the property include Bank of Nova Scotia, Harvey's, Arby's and Taco Bell. The property is currently 100% leased.

Elgin Mall
417 Wellington Street, St. Thomas, Ontario

Elgin Mall is an enclosed mall located at the northeast corner of Highview Drive and Wellington Street in St. Thomas, Ontario. This redeveloped property contains an aggregate of 265,249 square-feet of gross leaseable area, anchored by an 87,000 square-foot Zellers, a 36,000 square-foot A&P and a newly constructed Galaxy Theatre, which commenced operation in November 2003. The centre contains a diverse mix of national tenants, which includes Payless Shoes, Hallmark Cards, Stitches, Shoppers Drug Mart, La Senza, TD Canada Trust and Joggers. The property is currently 94% leased.

Empress Walk
5095 Yonge Street, Toronto, Ontario

Empress Walk is a 180,811 square-foot urban retail entertainment destination, located north of the intersection of Yonge Street and Sheppard Avenue, opposite to Mel Lastman Square in the heart of North York. A 64,000 square-foot state of the art Famous Players Theatre anchors the property. The shopping centre is well represented by national tenants, including Business Depot (Staples), Wendy's, Fabricland and Future Shop, which is scheduled to commence operations in October 2004. In addition, Loblaws owns and operates a 58,000 square-foot supermarket as part of the complex. The property is currently 97% leased.

Enterprise Plaza
2601 Lauzon Parkway, Windsor, Ontario

Fronting Lauzon Road with direct access to EC Expressway, Enterprise Plaza is a redevelopment property comprising of a total of 49,598 square-feet of gross leaseable area. Constructed in 1989, this centre consists of a retail strip plaza, a 30,000 square-foot freestanding building and a 5,500 square-foot single-storey Goodyear Service Centre and contains additional development density of 28,000 square-feet.

Fallingbrook Shopping Centre
1675 Tenth Line Road, Ottawa (Orleans), Ontario

This unenclosed community shopping centre was built in 1987 and consists of 97,516 square-feet. The centre is anchored by a 33,000 square-foot Loeb (Metro Richelieu) supermarket. Other national tenancies include L.C.B.O., Brewers Retail, Shoppers Drug Mart, Rogers Video, Subway, Pizza Pizza and Tim Horton's. The centre is currently 100% leased.

Festival Hall
Richmond Street West, Toronto, Ontario

Festival Hall comprises a 247,256 square-foot urban retail entertainment destination situated at the intersection of Richmond and John streets in the heart of downtown Toronto. A 106,000 square-foot state of the art Famous Players Entertainment Complex, The Paramount, anchors the property. Other national tenants include Chapters and Milestones. Lucid, a 52,000 square-foot nightclub and entertainment complex, is scheduled to open for business in June 2004. The centre is currently 100% leased.

Five Points Shopping Centre
285 Taunton Road East, Oshawa, Ontario

Located at the southeast corner of Ritson Road North and Taunton Road East, this 351,686 square-foot enclosed mall is currently 99% occupied. Anchored by Zellers and A&P, the centre provides a strong mix of national tenants including Shoppers Drug Mart, National Sports, TD Canada Trust, Rogers Video and Northern Reflections. The centre was expanded in 2000 by approximately 64,000 square-feet to accommodate a 26,500 square-foot Winners, a 25,500 Business Depot (Staples) and a 12,000 square-foot BouClair. Zellers also expanded in 2000 both inside and outside the existing mall by approximately 22,000 square-feet.

In 2002 we were successful in acquiring 3.5 acres of vacant land adjacent to the site and we are currently in the process of leasing and developing a 58,000 square-foot addition to the existing unenclosed portion of the site. Approximately 49,000 square-feet have been leased to a fitness club and an additional 4,000 square-feet have been leased to Casey's Restaurant. Both tenants are scheduled to commence operations in late 2004 or early 2005.

Frontenac Mall
300 Bath Road, Kingston, Ontario

This enclosed mall, located at Bath Road and Gardiners Road, contains 272,901 square-feet of leaseable area and is currently 96% leased. The property is anchored by a 114,000 square-foot Wal-Mart and a 40,000 square-foot Food Basics (A&P). National tenants located at the property include Work World, Payless Shoes and Bell Mobility.

Galaxy Centre
Owen Sound, Ontario

Currently under redevelopment, the Galaxy Centre consists of a newly constructed Galaxy Theatre, No Frills (Loblaws) and Giant Tiger. Upon completion, the redeveloped shopping centre will consist of approximately 123,000 square-feet.

Glenmore Landing
1600 - 90th Avenue S.W., Calgary, Alberta

Constructed in 1985, Glenmore Landing has a leaseable area of 147,032 square-feet. National tenants, including Canada Safeway, Bank of Montreal, McDonald's Restaurant, TD Canada Trust and a Canada Safeway Gas Bar, occupy over 50% of the development. The property is currently 99% leased. We have a 50% ownership interest in the property.

Gloucester Silver City
Oglivie Road/Highway 17 at Blair Road, Gloucester, Ontario

Located on the northwest corner of the Oglivie Road and Highway 17 intersection, this 100% leased centre draws from a primary trade area of 280,000 people. Anchored by an 81,000 square-foot Famous Players Silver City, a 24,000 square-foot Chapters and a 24,000 square-foot Future Shop, the first phase of the centre was completed and fully operational in late 1999 and is tenanted by Montana's and East Side Mario's. The second phase of the site is tenanted by a number of strong national tenants including Old Navy, Sport Mart, Guess?, Jacob, Moore's and Casey's. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in the portfolio in April 2003 has increased our ownership interest to 60%.

Goderich Wal-Mart Centre
263 Huron Road, Goderich, Ontario

Goderich Wal-Mart Centre contains approximately 96,930 square-feet and is currently 100% leased. An additional 26,500 square-feet of retail area may be developed, constructed and leased on this site. Major tenants include Wal-Mart, Blockbuster Video and Harvey's. We sold Loblaws its 60,000 square-foot premises in March 2004. In addition, Canadian Tire owns and operates a store contiguous to and operating as a part of the centre.

Halton Hills Shopping Centre
235 Guelph Street, Georgetown, Ontario

Halton Hills is an unenclosed community shopping centre situated at the southeast corner of Guelph Street and Alcott Drive. The centre contains a gross leaseable area of 71,497 square-feet and is 100% leased to a number of strong tenancies including Food Basics (A&P) and TD Canada Trust.

Hamilton-Highbury Plaza
941-945 Hamilton Road and 94 Giles Street, London, Ontario

This small, single-storey retail centre is situated on the southwest corner of Highbury Avenue and Hamilton Road. The centre was constructed in 1983 and is located on partially freehold land and partially leased land - such leases expire September 14, 2023. The fully occupied property comprises 5,269 square-feet of leaseable area divided into three units.

Heart Lake Town Centre
180 Sandalwood Parkway, Brampton, Ontario

The Heart Lake Town Centre is an unenclosed shopping centre located at the northwest corner of Sandalwood Parkway and Kennedy Road in Brampton, Ontario and contains an aggregate of 127,450 square-feet of gross leaseable area. Major tenants include A&P, Shoppers Drug Mart, Brewers Retail, Blockbuster Video and Bank of Montreal. This property is currently 100% leased.

Highbury Shopping Centre
1295 Highbury Avenue, London, Ontario

Highbury Shopping Centre is a 70,932 square-foot unenclosed community shopping centre located in London, Ontario. Currently 100% leased, the centre is anchored by a 31,000 square-foot Premier Fitness, with national tenants that include Shoppers Drug Mart, Pet Valu and Blockbuster Video.

Hunt Club Centre
3310 McCarthy Road, Ottawa, Ontario

The Hunt Club Centre is an unenclosed shopping centre located at the intersection of McCarthy Road and Paul Anka Drive in Ottawa, Ontario and contains an aggregate of 66,989 square-feet of gross leaseable area. A&P, Shoppers Drug Mart, and Bank of Nova Scotia are the major tenants. This property is 100% leased.

Hy & Zel's Centre
Brampton, Ontario

Hy & Zel's Centre is a 32,294 square-foot single-storey freestanding Hy & Zel's store. The centre is located in Brampton, just east of the Vodden Street and Highway 10 intersection. The building was originally constructed in the 1970's and was renovated in 1986 to accommodate the Hy & Zel's tenancy. Hy & Zel's has entered into a fully net 15-year lease that commenced July 1, 1995.

Innes Road Centre
Cyrville Road/Innes Road, Gloucester, Ontario

Located at the southeast corner of Cyrville Road and Innes Road, this centre was developed in 1998 on a 50/50 joint venture basis with Trinity Development Group Inc. The 47,658 square-foot centre consists of three buildings leased to a number of strong tenancies including PetSmart, The Shoe Company, Swiss Chalet/Harvey's and Tim Horton's. In addition, Costco owns and operates a 115,000 square-foot store contiguous with, and operating as a part of the shopping centre. The property is currently 100% leased. We purchased the remaining 50% interest in the property from Trinity Development Group Inc. in April 2003.

Jasper Gates Shopping Centre
14915-15061 Stoney Plain Road, Edmonton, Alberta

Built in 1991, Jasper Gates Shopping Centre is a 161,560 square-foot strip centre, of which we own 94,456 square-feet. The centre contains two large multi-tenant commercial buildings with three retail pads and a gas bar. Safeway owns and operates a store adjacent to, and operating as a part of this centre. National tenants include an Alberta Liquor Store, London Drugs, TD Canada Trust, Rogers Video and Starbucks. The centre is currently 99% leased.

Kanata Centrum Shopping Centre
130 & 300 Earl Grey Drive, Kanata, Ontario

This shopping centre opened in the summer of 1996 and currently contains 257,385 square-feet. The Kanata region is home to the country's leading technological companies and is often referred to as "Silicon North". The Centre benefits immensely from its location within this thriving and rapidly expanding community. Major tenants of this shopping centre include a recently expanded Wal-Mart, L.C.B.O., Chapters, TD Canada Trust, Rogers Video, Denny's and Harvey's. In addition, Loblaws owns and operates a 60,000 square-foot store contiguous with, and operating as a part of the shopping centre. The property is currently 100% leased.

Kendalwood Park Plaza
1801 Dundas Street East, Whitby, Ontario

Kendalwood Park Place is an unenclosed shopping centre located at Dundas Street East and Kendalwood Road. The centre has a gross leaseable area of 154,446 square-feet and is currently 100% leased.

The termination of Kmart in 1998 provided us with an excellent opportunity to enhance the cash flow of the centre and physically improve the existing structure. The 72,690 square-foot former junior department unit was completely renovated and leased to Price Chopper (Sobey's), Value Village and Pet Valu. Other national tenants include Shoppers Drug Mart, Dollarama and Fabricland. We sold a 50% interest in the property to Kimco Realty Corporation in June 2002.

Kennedy Commons
2021 Kennedy Road, Scarborough, Ontario

Kennedy Commons is a 383,552 square-foot new format retail centre, leased to a strong mix of national retailers including Dominion (A&P), AMC Cinemas, Chapters, Sears Whole Home and The Brick. The property is well-located with easy access off Highway 401. The centre consists of nine separate buildings and a Rona that is not owned by us but operates as part of the shopping centre. A Casey's restaurant was built in 2000 and an additional freestanding pad was developed in 2001 and leased to Henry's. We have a 50% ownership in this property that is currently 100% leased.

Kildonan Crossing Shopping Centre
1615 Regent Avenue West, Winnipeg, Manitoba

This community shopping centre was built in 1989 and expanded in 1990, 1991 and 1992, with the addition of a pad site each year. The centre contains 178,991 square-feet and is anchored by a 58,000 square-foot Safeway food store. National tenants include TD Canada Trust, Petcetera, Pennington's and Boston Pizza.

LaChute Wal-Mart Centre
480 Bethany Road, LaChute Quebec

This centre is currently comprised of a 75,681 square-foot Wal-Mart store. An additional 16,800 square-feet may be developed, constructed and leased on the site. In addition, Loblaws owns and operates a store adjacent to, and operating as a part of this centre.

Langstaff Place Shopping Centre
8535, 45, 55, 65 & 85 Highway No. 27, Woodbridge, Ontario

This shopping centre opened in mid-1995 and currently contains 37,769 square-feet of commercial retail units. An additional 10,300 square-feet may be developed, constructed and leased on this site. Major

tenants include Bank of Nova Scotia and CIBC. Loblaws operates a No Frills store contiguous with, and operating as part of the shopping centre. The property is currently 100% leased.

Laval Wal-Mart Centre
1600 Le Corbusier Boulevard, Laval, Quebec

This 516,658 square-foot new format retail development is located at the southwest corner of Autoroute Chomedey and Boulevard Samson, a highly visible area from Highway 13. The centre is anchored by Wal-Mart and Reno Depot and is tenanted with numerous dominant national retailers including Future Shop, Business Depot (Staples), Pier 1 Imports, Winners and BouClair. In addition, Canadian Tire and IGA own and operate stores that form part of the centre.

Over the course of 2003, tenants totalling 61,413 square-feet of newly constructed retail space commenced operations, including Home Outfitters, Globo, Radio Shack and Subway. The centre continues to be developed and upon completion, (projected for the third quarter of 2004) the centre will consist of 550,000 square-feet (excluding non-owned anchors). We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option and assumed a 50% interest in the property in June 2002.

Lawrence Square
700 Lawrence Avenue West, Toronto, Ontario

Lawrence Square is a 686,599 square-foot enclosed shopping centre located at the intersection of Lawrence Avenue and Allen Road in Toronto, Ontario. The centre is comprised of two retail levels and three office levels, representing 387,675 square-feet of retail space and 195,199 square-feet of office space. A separate building on the property adds an additional 103,725 square-feet of office space. The property was built in 1989.

The three anchor tenants of the shopping centre are Zellers, Canadian Tire and Fortino's (Loblaws), collectively occupying 63% of the leaseable space. Renovations to the mall were completed in 2000 in order to accommodate a new health club and a 10,000 square-foot BouClair. The retail space is currently 100% leased and the office space is currently 85% occupied. Hudson's Bay Company is the major tenant of the office tower and the sole occupant of the 103,725 square-feet freestanding office building.

Les Galeries Lachine
2972 Rue Remembrance, Lachine, Quebec

Les Galeries Lachine is an enclosed shopping centre containing approximately 158,057 square-feet located in the newly created borough of Lachine. The property is anchored by Maxi (Loblaws), who completed a 5,446 square-foot expansion to their premises in 2003. The property has a strong mix of national tenants including Rossy, Pharmaprix (Shoppers Drug Mart), TD Canada Trust, Reitman's, Radio Shack and Subway. The property was purchased in 2002 as part of a five-property transaction and is currently 96% leased.

Lethbridge Towne Centre
905 1st Avenue South, Lethbridge, Alberta

Located at the intersection of Stafford Drive and Crowsnest Trail, Lethbridge Towne Square is a strip plaza consisting of 79,396 square-feet of leaseable area. This site was completed in 1990 and is anchored by London Drugs, Mark's Work Wearhouse, Pennington's and Boston Pizza.

Lincoln Fields Shopping Centre
2525 Carling Avenue, Ottawa, Ontario

This 289,348 square-foot enclosed shopping centre is located in the heart of a densely populated residential area in the city Ottawa. We purchased this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% ownership interest. A Wal-Mart junior department store and a Loeb (Metro Richelieu) supermarket anchor the centre. The property, currently 96% leased, is tenanted by a number of strong national tenants including Pharma Plus, Moore's, Subway and Wendy's. A 2,500 square-foot freestanding restaurant pad leased to Pizza Pizza was constructed during 2003.

London Plaza
4465 Wellington Road South, London, Ontario

This 138,409 square-foot community shopping centre is located south of Highway 401 on Wellington Road South. This shopping centre was completed in 1961 and underwent improvements in 1991. The centre is anchored by Zellers and Value Village and is currently 98% leased.

Madawaska Centre
11 Madawaska Centre Drive, St. Basile, New Brunswick

This 271,755 square-foot enclosed shopping centre is anchored by a 91,000 square-foot Zellers and a 28,000 square-foot Business Depot (Staples). National tenancies at the shopping centre include Reitman's, Mark's Work Wearhouse and Tim Horton's. Zellers completed a 25,000 square-foot expansion in 2003.

Mayfield Common
170th Street & Stoney Plain Road, Edmonton, Alberta

Mayfield Common is a 479,181 square-foot new format retail centre located at the Stoney Plain Road and Mayfield Road intersection, near the West Edmonton Mall. The centre is anchored by a 101,000 square-foot Save-On-Foods. Other national tenants include Winners, Pennington's, Office Depot and Bank of Montreal. The centre underwent an 18,000 square-foot expansion consisting of a 6,500 square-foot Danier Leather store and a 11,500 square-foot Globo Shoe Outlet in 1999. A new 5,000 square-foot Jacob store was constructed on the site in 2002 and further expansion potential exists. Wal-Mart vacated its premises in February 2004, providing us with the opportunity to significantly enhance the cash flow generated by the site. The former Wal-Mart premises is currently being redemised to accommodate a new 60,000 square-foot Winners/Homesense store as well as a number of strong national tenants. A 70% interest in this property was sold to CIBC Capital Partners in September 2003.

Meadowlands Power Centre
Golf Links & Martindale Crescent, Ancaster, Ontario

Meadowlands Power Centre commenced operations in the summer of 1996, contains 145,573 square-feet and is currently 100% leased. Major tenants include HomeSense (Winners), Future Shop, Kelsey's, Moore's, Michael's, PetSmart and Sport Chek. In addition, Costco, Home Depot, Zellers and Sobey's operate stores contiguous to and operating as a part of the site.

Midtown Mall
200 John Street West, Oshawa, Ontario

Midtown Mall is an enclosed single-storey retail facility with second-storey office space located at the northwest corner of John Street and Centre Street South in Oshawa, Ontario. This centre contains an

aggregate of 136,424 square-feet of gross leaseable area and has a strong tenant mix including Shoppers Drug Mart, Pet Valu and Weight Watchers. An A&P supermarket operates adjacent and as part of the shopping centre. The property is currently 99% leased.

The centre's original anchor, Canadian Tire, vacated its 66,200 square-foot store at the centre upon the expiry of its lease term in June 1999. We have released the entirety of the space to Le Skratch, Only Deals, Liquidation World and MTO. Additionally, a new 24,000 square-foot health club was constructed and became fully operational in 2002.

Millcroft Shopping Centre
2000 – 2080 Appleby Line, Burlington, Ontario

We purchased this property in December 2003 as part of a joint venture with CMHC, providing each partner with a 50% interest in the property. Located at the intersection of Appleby Line and Upper Middle Road, the property benefits from excellent anchor tenants, including Zellers, Canadian Tire and Ultra Food Mart (A&P). The new format centre contains a high quality mix of national tenants, including Shoppers Drug Mart, Mark's Work Wearhouse, TD Canada Trust, L.C.B.O. and Brewers Retail. The property is currently 98% leased. The site offers additional future build-out opportunities.

Miracle Plaza
119 Osler Drive, Hamilton, Ontario

Miracle Plaza is an 83,765 square-foot unenclosed shopping centre anchored by a 54,000 square-foot A&P supermarket. National tenancies include TD Canada Trust, L.C.B.O. and East Side Mario's. The property was built in 1990 and is currently 100% leased.

Mississauga Plaza
3100 Dixie Road, Mississauga, Ontario

Mississauga Plaza is an unenclosed shopping centre located on the northwest corner of Dundas Road and Dixie Street and contains an aggregate of 174,626 square-feet of gross leaseable area. The centre is currently 100% occupied and anchored by Zellers and Price Chopper (Sobey's). The centre was expanded in 1999 by 15,000 square-feet to accommodate Tim Horton's and Town and Country Restaurant pads.

Mountain Plaza Mall
661 Upper James Street, Hamilton, Ontario

This 233,329 square-foot enclosed shopping centre is located at the southeast corner of Highway 6 and Fennel Avenue, a dominant location in a heavily populated area just south of downtown Hamilton, Ontario. Renovated and expanded in 1979, this single-storey enclosed centre is anchored by a 94,000 square-foot Wal-Mart and accommodates numerous strong national tenants including Brewers Retail, Moore's, Reitman's, Shoppers Drug Mart and Tim Horton's. We purchased the centre in 2002 and it is currently 97% leased.

Mountainview Mall
RR#2 Highway 93, Midland, Ontario

This enclosed shopping mall contains 293,032 square-feet of leaseable space which is currently 95% occupied. The mall was constructed in 1983 and is the primary shopping centre for Midland, Ontario, a town located on Georgian Bay with a surrounding population of 50,000 people and also draws from the surrounding cottage area and from tourist traffic on Georgian Bay. The centre is leased to a number of strong national tenants including Zellers, A&P, Shoppers Drug Mart, Coles, Bentley Leather, Hallmark and Peoples Jewellers.

In 1999, we negotiated with Zellers to allow the tenant to buy out the remaining term of the former Kmart lease, which previously occupied 67,501 square-feet at the centre. We completed a lease for a 30,000 square-foot Galaxy Theatres and relocated and expanded Shoppers Drug Mart in the vacant Kmart space. In addition, Zellers renovated their store and expanded by 32,000 square-feet.

New Liskeard Wal-Mart Centre
133 Highway No. 11, New Liskeard, Ontario

This unenclosed shopping centre contains 77,742 square-feet. Major tenants include Wal-Mart and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to, and operating as a part of this centre. We have recently leased 5,000 square-feet to Mark's Work Wearhouse. This newly constructed freestanding building will be completed in late-2004. Additional development potential of approximately 6,500 square-feet exists at the site.

Niagara Falls Plaza
6777 Morrison Street, Niagara Falls, Ontario

Built in 1968, the 143,825 square-foot unenclosed community shopping centre is located at the northeast corner of Morrison Street and Dorchester Road. Niagara Falls Plaza is anchored by Zellers, which recently underwent a 16,800 square-foot expansion and IGA (Sobey's), which collectively account for over 93% of the total gross leaseable area. The shopping centre is currently 100% leased.

Northgate Village Shopping Centre
495 & 555 36th Street N.E., Calgary, Alberta

Northgate Shopping Centre contains 297,811 square-feet, of which 120,000 square-feet have been redeveloped and 100,000 square-feet have been added since 1994. The centre is anchored by Ikea and Safeway, complemented by a strong mix of national tenancies that include Fabricland, The Shoe Warehouse, Red Lobster, The Olive Garden, Wendy's and Harvey's. Home Depot owns a store contiguous to, and operating as part of the shopping centre. The shopping centre is currently 98% leased.

Northumberland Mall
1111 Elgin St. West, Cobourg, Ontario

Northumberland Mall is a 332,918 square-foot enclosed shopping centre located at the intersection of Elgin Street West and Burnham Street. The centre is easily accessible from Highway 401 and has established itself as the dominant shopping centre in the community of Cobourg. The centre is anchored by Zellers, A&P and Sears and accommodates a strong mix of national tenants including Mark's Work Wearhouse, Pet Valu and Scotia Bank. The property is currently 96% leased.

Northumberland Square
2441 King George Highway, Miramichi, New Brunswick

Northumberland Square is a 203,615 square-foot shopping centre located at the intersection of King George Highway and Rennie Road. This enclosed shopping centre is anchored by Zellers and draws population from a broad trade area. The centre contains a strong mix of national tenants including Shoppers Drug Mart, Mark's Work Wearhouse, Rogers Video, Reitman's and McDonald's. The property was acquired by us in February 2004 and is currently 99% leased.

Norwest Plaza
824 Norwest Road, Kingston, Ontario

Located at the southwest corner of Highway No. 2 and Highway No. 38, the property consists of two freestanding buildings constructed in 1987 and 1988, comprising 40,603 square-feet of leaseable area. National tenancies at the property include Blockbuster Video and Pennington's. The site is currently 100% leased.

Orangeville Mall
150 First Street, Orangeville, Ontario

Orangeville Mall is an enclosed community mall located directly adjacent to RioCan Fairgrounds. This centre contains an aggregate of 182,526 square-feet of leaseable area and is currently 95% leased. The centre is anchored by Zellers and A&P, which account for 64% of the shopping centre gross leaseable area. National tenants include Reitman's, Shoppers Drug Mart and A Buck or Two. We purchased the centre in 2002 as part of an eleven-property transaction.

Orillia Square Mall
1029 Brodie Drive, Orillia, Ontario

Orillia Square Mall is an enclosed mall located at the corner of Burnside Line and Highway 11 in Orillia, Ontario. This centre contains an aggregate of 310,324 square-feet of leaseable area and is currently 98% leased. The centre is anchored by Zellers.

Excess lands originally purchased with the centre enabled us to construct a 50,000 square-foot Canadian Tire store and a 26,000 square-foot Business Depot (Staples) store. Both tenants commenced operations in the fall of 1998. The final phase of expansion was a 10,000 square-foot Shoppers Drug Mart pad, which commenced operations in the summer of 1999. We allowed Loblaws to buy out approximately 20,000 square-feet of their existing Zehrs premises and convert the operation to a No Frills concept in September of 1999. We were subsequently able to retrofit and release the vacated space in early 2000 to a number of CRU tenants at significantly higher rental rates. National tenants operating at the property include Burger King, Bata/Athlete's World, Suzy Shier, Bentley Leather and Work World.

Parkland Mall
277 Broadway St. E., Yorkton, Saskatchewan

Parkland Mall is a 266,756 square-foot enclosed shopping centre that services the community of Yorkton and surrounding area with a strong mix of national tenants. The centre is easily accessible located at the intersection of Highways 9 & 10. The property is anchored by The Bay, Zellers and IGA (Sobey's) and is currently 95% leased. The centre contains a strong mix of national tenants including Shoppers Drug Mart and Bank of Nova Scotia.

Parkway Mall
85 Ellesmere Road, Scarborough, Ontario

Parkway Mall is an enclosed community shopping centre located at the intersection of Victoria Park Avenue and Ellesmere Road in close proximity to Highway 401 and the Don Valley Parkway. This property contains 282,533 square-feet of retail and second floor office space. It is anchored by a 54,000 square-foot Zellers Select and a 36,000 square foot Dominion. The property also contains a number of strong national tenants including L.C.B.O., TD Canada Trust, Radio Shack, CIBC and Bank of Nova Scotia. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest

held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us. The property is currently 99% leased.

Parkwood Place Shopping Centre
1600 – 15th Avenue, Prince George, British Columbia

Parkwood Place is the dominant retail centre located in Prince George, British Columbia and contains excellent anchor tenants including The Bay, Famous Players, London Drugs, Save-On-Foods, and Business Depot (Staples). These anchors are complemented by numerous national tenants including a recently expanded Moore's and Clarica Life Insurance, Pennington's, McDonald's and the BC Liquor Store. We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property.

Peninsula Village Shopping Centre
15355 – 24th Avenue, South Surrey, British Columbia

Peninsula Village is a 170,546 square-foot, high profile, unenclosed centre located at the intersection of three major intercity thoroughfares. This shopping centre benefits from prime location in addition to limited competition. Peninsula Village is anchored by Safeway and London Drugs. Additional high profile tenants include Rogers Video, Chapters, Starbucks, McDonald's and the BC Liquor Store. We purchased this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner 50% interest in the property. The property is currently 99% leased.

Pine Plaza
699 Pine Street, Sault Ste. Marie, Ontario

Pine Plaza is an unenclosed shopping centre located at the northwest corner of Pine Street and McNabb Street in Sault Ste. Marie, Ontario and contains an aggregate of 42,380 square-feet of gross leaseable area. The anchor tenant is A&P and the property is currently 98% leased.

Place Carnaval (Laval)
2425 Cure-Labelle Boulevard, Chomedy, Laval, Québec

This open neighbourhood shopping centre was built in 1986 and contains 104,240 square-feet of leaseable space. The site is anchored by Super C (Metro Richelieu) and Jean Coutu, and includes Harvey's and Subway as national tenants. The centre is currently 100% leased.

Place des Quatres Bourgeois
999 De Bourgogne, Ste. Foy, Quebec

Purchased by us in 1999, this centre is located at the intersection of Boulevard Duplessis and Quatres Bourgeois in the city of Ste. Foy, Quebec. Place des Quatres Bourgeois is a 245,028 square-foot enclosed shopping centre anchored by IGA (Sobey's), Winners, Rossy and Jean Coutu. National tenants at the property include Radio Shack, Reitman's, Pennington's, Laurentian Bank and Subway. The site's occupancy rate has increased from 77% at acquisition to 98% currently.

Place Forest
10521-10707 Boulevard Pie-IX, Montreal Nord, Quebec

In September 2002, we acquired a 100% interest in this enclosed community shopping centre located in the city of Montreal Nord. The 121,700 square-foot property is anchored by Business Depot (Staples) and Rossy. The property is currently 95% leased and has a strong mix of national tenants including

Pharmaprix (Shoppers Drug Mart), Royal Bank of Canada, Blockbuster Video, Reitman's and Payless Shoes.

Place Newman
2101 Avenue Dollard, Lasalle, Québec

Place Newman is an enclosed 169,458 square-foot shopping centre in the newly created borough of LaSalle. The property is anchored by a 37,000 square-foot Maxi (Loblaws), a 25,000 square-foot Rossy and a 24,000 square-foot Winners. Other national tenants located at the site include Royal Bank of Canada, Uniprix and Radio Shack. We purchased the centre in 2002 as part of a five-property transaction.

Port Elgin Shopping Centre
216 Goderich Street, Port Elgin, Ontario

Built in 1976, this unenclosed 47,076 square-foot shopping centre is located at the northwest corner of Irvings Drive and Goderich Street. Zehrs (Loblaws) completed a leased buyout in January 2004, which provides us with the opportunity to redevelop the former grocery store premises and significantly enhance future cash flow. National tenants located at the property include Bank of Nova Scotia and L.C.B.O. Canadian Tire owns a store adjacent to and operating as part of the site.

Premier Plaza
366 Bunting Road, St. Catharines, Ontario

Built in 1961, this 146,974 square-foot community shopping centre is located at the southwest corner of Bunting Road and Carlton Street. With the vacancies due to the buyout of the two anchor leases (IGA and Zellers), the property is currently under redevelopment. Upon completion, the updated centre will be anchored by a newly constructed 58,000 square-foot Premier Fitness Centre, a 27,000 square-foot Le Skratch (a Montreal-based entertainment concept) and a 15,000 square-foot national restaurant operator, as well as a 4,000 square-foot Bank of Montreal and several other CRU tenants.

Renfrew Mall
740 Stewart Street North, Renfrew, Ontario

Renfrew Shopping Centre, an enclosed centre located just west of Ottawa, is anchored by Wal-Mart and Your Independent Grocer (Loblaws). Other national tenancies located at the property include Joggers and Pet Valu. The centre contains 138,528 square-feet of gross leaseable area.

RioCan Centre Grande Prairie
100th Avenue, Grand Prairie, Alberta

RioCan Centre Grande Prairie is a 211,164 square-foot power centre. The shopping centre consists of a strong mix of national tenants including Cineplex Odeon, Business Depot (Staples), London Drugs, Mark's Work Wearhouse and Totem Building Supplies. A Wal-Mart store operates adjacent to the site bringing additional traffic to the shopping centre.

RioCan Centre Grande Prairie II
100th Avenue, Grand Prairie, Alberta

In November 2002, we together with Kimco Realty Corporation as a 50% joint venture partner purchased the 63,414 square-foot retail strip centre that is located on the western border of the RioCan Grand Prairie site. The acquired site is tenanted by Winners, Michael's and JYSK Furniture.

RioCan Centre Kingston
Gardiners Road and Taylor Kidd Boulevard, Kingston, Ontario

Located at the east side of Gardiners Road immediately south of the Taylor Kidd Boulevard, this unenclosed retail power centre consists of 518,000 square-feet in gross leaseable area. The first phase of the centre totals approximately 233,000 square-feet and is anchored by a Home Depot (which owns its own premises) and also includes such strong retail tenants as Sears, Business Depot (Staples), Future Shop, Cineplex, Sport Mart, Winners, BouClair and Danier Leather. Tenants that opened in 2001 include Pier 1 Imports, Old Navy, Winners and HomeSense. The final phase of the centre was completed in late 2002 and tenants that commenced operations included La Vie En Rose, Bombay Company and Mexx. In March 2002, we purchased the remaining 50% ownership interest in this property from our former partner Trinity Development Group Inc. The property is 100% leased.

RioCan Centre London North
94 Fanshawe Park Road, London, Ontario

Located at the intersection of Fanshawe Park Road and Richmond Street in North London, the site consists of a 105,040 square-foot unenclosed power centre, constructed in 1998. The centre is fully leased to a number of strong national tenants including PetSmart, Chapters, Pier 1 Imports, The Shoe Company, East Side Mario's and Jack Astor's. Loblaws operates adjacent to the site bringing additional traffic to the shopping centre. The centre is currently 100% leased.

RioCan Centre London South
387 – 401 Wellington Street South, London, Ontario

Located at the northwest corner of Wellington Street South and Commissioners Road, the site is a two level unenclosed shopping centre consisting of five freestanding buildings totalling 139,595 square-feet of gross leaseable area. The retail component generates the majority of its revenue from national and anchor tenants that include A&P, Rogers Video, East Side Mario's, Quizno's, Pizza Pizza and Telus Mobility. The second-storey office component is occupied by McDonald's and a variety of local office users.

RioCan Centre Newmarket
17810 – 17830 Yonge Street, Newmarket, Ontario

We acquired a direct 40% interest in the RioCan Centre Newmarket from a private developer in 2001. Located at Yonge Street and Dawson Manor, the 66,720 square-foot site is anchored by Business Depot (Staples), which leases the land for their premises. The remainder of the site is 100% leased to a strong mix of national tenants including Jack Astor's, The Shoe Company, Moore's and Mark's Work Wearhouse.

RioCan Centre Sudbury
Regional Road 55 (Kingsway), Sudbury, Ontario

This property originally consisted of three buildings totalling 152,176 square-feet of gross leaseable area. A 58,000 square-foot Famous Players theatre that commenced operations in November 1999 anchors the centre, sharing the site with a 135,000 square-foot Costco, which owns its own premises. The theatre is complemented by a number of strong national tenants including Chapters, Business Depot (Staples), The Shoe Company, Danier Leather, BouClair, Mark's Work Wearhouse and Kelsey's. This fully leased site became fully operational upon the completion of a freestanding Kelsey's restaurant in June 2000. We sold 50% of the property to our partner Kimco Realty Corporation in September 2002.

In 2002, the joint venture acquired 8.4-acres of vacant land adjacent to the centre. The lands have been leased and developed to include Sears Whole Home, Winners HomeSense, Pier I Imports and Montana's

Restaurant. Combined with the original site as well as a new Home Depot that owns and operates its own 120,000 square-foot premises on the site, RioCan Centre Sudbury totals 489,000 square-feet.

RioCan Centre Thunder Bay
777 Memorial Avenue, Thunder Bay, Ontario

The 284,689 square-foot RioCan Centre Thunder Bay new format retail centre is anchored by a 126,000 square-foot Wal-Mart and is supported by a number of strong national tenancies including Future Shop, Winners and Chapters. The centre was acquired in February 2001 and is currently 100% leased.

RioCan Centre Windsor
Provincial Road & Walkers Road, Windsor, Ontario

The RioCan Centre Windsor is located at Provincial Road and Walkers Road in Windsor, Ontario and is adjacent to a property containing an existing 135,000 square-foot Costco. This fully leased 239,498 square-foot new format retail centre was developed in four phases consisting of seven buildings. The first phase, a 68,000 Famous Players theatre was been completed and the tenant commenced operations in December 1997. The second phase was completed in 1998 and contains a 26,000 square-foot PetSmart, a 26,000 square-foot Business Depot (Staples) and freestanding Kelsey's and Montana's restaurants. The third phase included a 44,000 square-foot The Brick and a 10,000 square-foot Sport Mart. The fourth and final phase was completed in the summer of 2001 and involved the construction of a 51,500 square-foot Sears Whole Home store. Most recently, a 2,600 square-foot pad was added in early 2003, comprised of a Subway and Mega Wraps. The shopping centre is now fully developed and is currently 100% leased.

RioCan Colossus Centre
Highway 400 & Highway 407, Vaughan, Ontario

Located northwest of the Highway 400/Highway 407 interchange in Vaughan, Ontario, RioCan Colossus Centre is an unenclosed new format retail centre with approximately 726,000 square-feet of leaseable area.

Two of the site's three anchors, Famous Players and Costco, each own its premises. The third anchor, a freestanding new format Rona store, consists of 120,972 square-feet of leaseable area with a 26,304 square-foot garden centre and is owned 60% by us. We originally owned 100% of the Rona premises, but sold a 40% interest to Trinity Development Group Inc. in April 2003. Together, these tenants occupy approximately 392,000 square-feet of the centre's leaseable area.

We also have a 60% interest in the remainder of the site which consists of 333,673 square-feet of strong retail tenancies including Office Place, HomeSense (Winners), Club Monaco, Jacob, Roots, Golf Town, Old Navy, East Side Mario's, Alice Fazooli's and Jack Astor's. In addition to the lands acquired in 1998, an additional parcel of land was acquired in 2001. These lands were leased to a number of strong national retailers including Freeman Formalwear, La Vie En Rose, Sport Mart, The Body Shop and Talbots. This final phase of the RioCan Colossus Centre comprising approximately 71,000 square-feet was completed and operational by the end of 2001. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in April 2003 increased our ownership interest to 60%.

RioCan Durham Centre
40 Kingston Road East, Ajax, Ontario

RioCan Durham Centre is a 482,208 square-foot power centre located at the northeast corner of Highway 2 and Harwood Avenue. Major tenants include Zellers, Winners, Mark's Work Wearhouse, The Shoe Company, L.C.B.O. and Future Shop. In addition, Costco owns and operates a store adjacent to and

contiguous with the centre. We own lands abutting and neighbouring RioCan Durham Centre, which were partially developed in 2000. The expansion totalled approximately 68,500 square-feet and new tenants include Addition Elle, Bowring, Reitman's, Roots and Petcetera. We purchased the freestanding Zellers store in early 2002 and the 59,000 square-foot Loblaws store in November 2003. The former Loblaws site is currently being redeveloped into a 27,000 square-foot HomeSense and a 30,000 square-foot Linens 'N' Things, which are scheduled to commence operations in July 2004.

RioCan Durham Centre (Ajax East)
Highway #2 & Pickering Beach Road, Ajax, Ontario

Located on the northeast corner of Highway #2 and Pickering Beach Road, this 297,797 square-foot development is anchored by a 129,000 square-foot Wal-Mart store, an 85,000 square-foot Canadian Tire Store and a 34,000 square-foot Cineplex Odeon Theatre. In addition, Home Depot owns and operates a 131,000 square-foot home improvement store that also serves as an anchor for the site. The remainder of the site is occupied by a number of strong tenancies including Pennington's, Wendy's/Tim Horton's, Kelsey's, and Payless Shoes. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

RioCan Durham Centre (Ajax West)
Highway # 2 & Harwood Avenue, Ajax, Ontario

Located at the northwest corner of Highway #2 and Harwood Avenue, this 6.48-acre site has been developed as an unenclosed new format retail centre. The property is fully leased to Best Buy, Old Navy, Bombay Company, Kelsey's and Mexx. A portion of the site was sold to Loblaws, which constructed a 115,000 square-foot store. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised option to acquire a 50% interest in the site in November 2001.

RioCan Fairgrounds
93-99 First Street, 85-115 Fifth Avenue, Orangeville, Ontario

RioCan Fairgrounds is a 305,273 square-foot new format retail centre located at the intersection of Hwy 10 and First Street. This site is anchored by Wal-Mart, Commisso's (a sub-tenant of Loblaws) and Galaxy Theatres. Home Depot and Canadian Tire own stores contiguous to, and operating as part of the site. The regional dominance of the shopping centre has attracted a strong mix of national tenants that include Pennington's, Payless Shoes, Bank of Nova Scotia, Blockbuster Video, Harvey's and Wendy's. With the development of a 20,000 square-foot Future Shop in 2003, this site is 100% leased to national and anchor tenants.

In 2003, we developed an 18.6 acres site of adjacent vacant lands we retained that was formerly occupied by an industrial / warehouse building. Approximately 9.2-acres of the site were sold to Home Depot for the construction of a 95,000 square-foot home improvement store that serves as an anchor for the site. The remainder of the site has been developed into a new format retail site tenanted by Winners, Sport Mart, Mark's Work Wearhouse and an East Side Mario's Restaurant. The development will be completed in 2004.

We originally had an indirect interest in the sites in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the sites on March 7, 2002 and subsequently purchased the balance of the sites as part of an eleven-property transaction in June 2002.

RioCan Greenfield
3514 Boulevard Taschereau, Greenfield Park, Québec

RioCan Greenfield is a 369,662 square-foot new format retail centre located on the south shore of Montreal. The centre is anchored by a 45,000 square-foot Maxi (Loblaws) supermarket and a 71,000 square-foot Leon's furniture store. The property includes many other strong national retailers such as Winners and Business Depot (Staples). A $4.6 million renovation was completed several years ago in order to accommodate additional tenants including an 18 screen Guzzo Cinema. RioCan purchased this property in 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest in the property. The property is currently 99% leased.

RioCan Langley Centre
20015-20085 Langley By-Pass, Langley, British Columbia

The centre consists of two separately purchased sites that are located across the street from one another. We purchased the first half of the site, Langley Gate, in February 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. This 152,324 square-foot new format retail centre is located in Langley, British Columbia, which is approximately 40 minutes east of downtown Vancouver. It is strategically situated at the northeast corner of 200th Street and the Langley By-Pass in a major intersection that provides the property with excellent exposure in the heart of the city of Langley's retail corridor. The centre is anchored by Sears, HomeSense and Chapters and has numerous strong national tenants including PetSmart and Swiss Chalet. National and anchor tenants currently account for approximately 97% of the centre's gross revenue.

We purchased the second half of the site, Langley Power Centre, in March 2003 also as part of a joint venture with Kimco Realty Corp. This newly constructed, 228,314 square-foot new format retail centre is located directly across from Langley Gate. Langley Power Centre consists of seven buildings – the main building houses the anchor tenants, including Golf Town, Winners, Future Shop, Michael's, Office Depot and Coast Mountain Sports. The remaining 6 freestanding pads are predominantly comprised of national tenants including, among others, Starbucks, Montana's, A Buck or Two, Olive Garden and Tip Top Tailors. As this shopping centre was completed in 2002, less than 4% of the tenants' leases expire before 2011. The property is currently 100% leased.

RioCan Leamington Centre
275-304 Erie Street South, Leamington, Ontario

Anchored by a 105,000 square-foot Wal-Mart store and a 46,000 square-foot A&P supermarket, this 17-acre new format retail centre is located at the intersection of Erie Street South and Pulford Avenue, serving Leamington and the surrounding communities. A&P and Wal-Mart anchor the site and the balance of the premises are leased exclusively to national tenants, including, among others Pennington's, Reitman's, Work World, Payless Shoes and First Choice Haircutters. In addition, a 65,000 square-foot Canadian Tire, Burger King and a local bakery own and operate stores contiguous to, and operating as a part of RioCan Leamington. An additional 7,000 square-foot free standing pad leased to Sport Mart has been developed adjacent to the Wal-Mart premises with the tenant expected to commence operations in July 2004. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the property on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

RioCan Leaside Centre
815-845 Eglinton Avenue, Toronto, Ontario

RioCan purchased this property in September 2002 as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Located in a mature, affluent area

in mid-town Toronto, the property benefits from the significant vehicular and pedestrian traffic flow from the neighbourhood with minimal competitive retail development in the area. Anchored by a 56,000 square-foot Canadian Tire, the fully leased new format centre contains a high quality mix of national tenants, including Pier 1 Imports, PetSmart, Giant Carpet and Future Shop.

RioCan Marketplace
3651 – 3701 Strandherd Drive, Ottawa, Ontario

This 32-acre site is currently being developed into a 450,000 square-foot new format retail centre. The site is anchored by a 130,000 square-foot Wal-Mart store, which commenced operations in November 2001 and a 115,000 Loblaws food store, which owns its own premises but operates as part of the shopping centre. The centre is currently 95% operational, with substantial completion expected by the second quarter of 2004. National tenants that have already commenced operations include Winners, Business Depot (Staples), Super Pet, Mark's Work Wearhouse and Reitman's. In December 2003, four freestanding pads (TD Canada Trust, Bank of Nova Scotia, Tim Horton's and Wendy's) were sold by us. We currently own a 50% interest in the property.

RioCan Merivale Place
1651 – 1667 Merivale Road SE, Nepean, Ontario

This 186,373 square-foot new format centre is located at the intersection of Merivale Road and Meadowlands Drive. The site consists of two adjacent properties acquired in two separate acquisitions in September 2003. This centre enjoys an excellent location in Ottawa's busiest and fastest growing retail area. The property is anchored by Your Independent Grocer, Home Outfitters and Winners and is tenanted by a strong mix of national tenants, including Bank of Nova Scotia, Sport Mart, HMV and Rogers Video. The centre is currently 100% leased and offers an additional 27,000 square-foot of future build-out opportunity. We are in the process of leasing this space and expect the tenants to be operational in 2005.

RioCan Niagara Falls
6777 Morrison Street, Niagara Falls, Ontario

The 190,202 square-foot new format retail centre is located at the intersection of Morrison Street and Dorchester Road, with excellent exposure to vehicular traffic on the Queen Elizabeth Way highway. The site is anchored by a 106,000 square-foot Wal-Mart, a 26,000 square-foot Business Depot (Staples) and an 85,000 square-foot Loblaws that owns its own premises. In April 2003, we sold 8.3-acres of land to Home Depot for the construction of a 100,000 square-foot home improvement store that serves as another anchor for the site. With an additional 24,000 square-feet of development completed in 2003, this centre is currently 100% leased exclusively to leading national tenants that include Mark's Work Wearhouse, Joggers, Pennington's, Reitman's, Sleep Country, Moore's, Payless Shoes and Boston Pizza. We acquired the site in 2002 as part of an eleven-property transaction.

RioCan Sainte Foy
Boulevard Duplessis & Rue Jules Verne, Ste. Foy, Quebec

RioCan Sainte Foy is a new format retail centre located at the intersection of Autoroute 40 and 540 just outside of Quebec City. This site is anchored by a 134,000 square-foot Wal-Mart store, a 93,000 square-foot stadium-seating format Famous Players and a 26,000 square-foot Business Depot (Staples). The recently completed site contains approximately 669,000 square-feet in area including a 49,000 square-foot Metro Richelieu supermarket, a 130,000 square-foot Home Depot and an 85,000 square-foot Cineplex Odeon that own their own premises and operate as part of the shopping centre. Over the course of 2003, four additional tenants totalling approximately 60,000 square-feet commenced operations including a 43,500 square-foot Sears Whole Home.

We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

RioCan Shawnessy
Marquis of Lorne Trail, Calgary, Alberta

RioCan Shawnessy Centre has been created as part of the joint venture between Kimco Realty Corporation and us by combining Shawnessy Towne Square with Shoppes at Shawnessy. The joint venture purchased Shawnessy Towne Centre in January 2002 and we subsequently sold Kimco a 50% interest in the Shoppes at Shawnessy in March 2002. Once the joint venture gained ownership of both unenclosed centres, their combination became inevitable due to close proximity and operating synergies.

RioCan Shawnessy Centre currently consists of 469,062 square-feet of gross leaseable area located just north of the Marquis of Lorne Trail Highway and west of Macleod Trail in the heart of Calgary's booming south end. It is the dominant shopping destination for Calgary's rapidly growing suburban communities and includes popular anchors such as Zellers, Winners, Business Depot (Staples), and Future Shop. National tenants include Bank of Montreal, Swiss Chalet, Michael's, Shoppers Drug Mart, Mark's Work Wearhouse, and Town Shoes. In addition to RioCan Shawnessey Centre's strong tenant list, the centre also benefits from traffic generated from Wal-Mart, Home Depot and Canadian Tire, which own and operate stores contiguous with, and operating as a part of the shopping node.

RioCan Signal Hill Centre
Sarcee Trail and Richmond Road S.W., Calgary, Alberta

The RioCan Signal Hill Centre is a 64-acre new format retail centre, developed between 1997 and 2000 with Trinity Development Group Inc. as a 50% joint venture partner. In addition, we acquired 22 acres at the site for our own account and from that parcel sold 11.5 acres to Westfair Foods (Loblaws). On the remaining 10.5 acres we constructed a 112,488 square-foot freestanding building that was leased to Zellers and opened for business in September of 1997.

The remaining 42 acres were developed into six parcels containing 340,361 square-feet of net leaseable area. The buildings are occupied by a variety of national and local retail tenants including Winners, Business Depot (Staples), Indigo, Michael's, Kelsey's, Montana's, The Shoe Company, Tip Top Tailors, HMV and Sport Mart. In November 2000, we acquired the 50% interest held by Trinity.

RioCan Thickson Ridge
1650 Victoria Street, Whitby, Ontario

We purchased this 362,922 square-foot new format centre in September 2002 as part of a joint venture with Kimco Realty Corporation, providing each partner with a 50% interest in the property. Located at the intersection of Highway 401 and Thickson Road, this centre enjoys high visibility and accessibility, and offers excellent access to a strong, growing suburban market in Whitby. Anchored by Home Depot and Sears Whole Home, the centre has attracted an impressive tenant roster including Winners, Home Outfitters, Future Shop, PetSmart and Michael's. The centre, currently 100% leased, was expanded by an additional 40,000 square-feet of retail space in late-2003 and early-2004 to accommodate Golf Town, Pier 1 Imports and Covers.

RioCan Warden
Warden Avenue south of Eglinton Avenue, Scarborough, Ontario

Located southwest of the Warden Avenue and Eglinton Avenue intersection, this 232,367 square-foot site is anchored by a 128,000 square-foot Wal-Mart department store. In addition to the anchor, the site

contains a number of strong tenancies including the Winners, Future Shop, Payless Shoes, Mark's Work Wearhouse and The Shoe Company. We originally had an indirect interest in the site in the form of a secured participating loan. We exercised our option to acquire a 50% interest in the site on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

RioCan West Ridge
3275, 3295, 3305 and 3315 Monarch Drive, Orillia, Ontario

RioCan West Ridge is a new format retail centre located at the intersection of West Ridge Boulevard and Monarch Drive. This site is anchored by a 106,000 square-foot Wal-Mart store and a 41,000 square-foot Food Basics supermarket. The completed site will be approximately 351,000 square-feet in area including a 130,000 square-foot Home Depot that owns their own premises and operates as part of the shopping centre. The property contains a number of strong national tenants including Sport Chek, Bank of Nova Scotia and Tim Horton's. The centre is currently 100% leased. Over the course of 2004, additional tenants totalling approximately 18,000 square-feet will commence operations including Mark's Work Wearhouse, SAAN and Subway.

RioCentre Newmarket
Yonge Street & Savage Road, Newmarket, Ontario

This site was developed over 2001 & 2002 and consists of approximately 94,169 square-feet of gross leaseable area. The site is anchored by a new concept A&P store and is supported by 46,000 square-feet of in-line CRU including Shoppers Drug Mart, Blockbuster Video, Pizza Pizza and four freestanding pads.

RioCentre Oakville
478-502 Dundas Street West, Oakville, Ontario

This well located development is anchored by a 54,000 square-foot new concept A&P store and is supported by 48,000 square-feet of in-line CRU including Shoppers Drug Mart, TD Canada Trust, Blockbuster Video, Tim Horton's and McDonald's. The site was fully built-out upon the completion of the Mr. Lube and Water Depot pad in early 2004.

RioCentre Thornhill
1054 Centre Street, Thornhill, Ontario

This unenclosed 140,315 square-foot shopping centre is anchored by a 51,000 No Frills (Loblaws) supermarket. Since the property was acquired in 2001, a partial redevelopment of the centre has occurred. The former Sports Authority premises was re-leased and expanded to accommodate a new Winners which opened in October 2001 and HomeSense (Winners) which opened in April 2002. In addition, a new 5,000 square-foot freestanding pad was leased to Kelsey's and subsequently constructed. This fully leased property is also occupied by several strong national tenants including Shoppers Drug Mart, Rogers Video and TD Canada Trust.

Riverbend Square Shopping Centre
Rabbit Hill Road, Edmonton, Alberta

This property is located in the Riverbend/Terwillegar area, which is a distinct residential area of Edmonton adjacent to the Whitemud Freeway. The centre includes 136,091 square-feet and consists of four freestanding buildings and a large strip plaza, built in stages since 1990. Major tenants include Safeway, Goodyear, three financial institutions and Shoppers Drug Mart. The centre is 99% leased.

Rona Centre
1960 Eglinton Avenue East, Toronto, Ontario

We acquired a 100% interest in this retail/industrial complex in September 2002 and were able to sever and sell the industrial/warehouse component of the property in March 2003. The remaining new format retail component comprises 134,370 square-feet, consisting of a Building Box (Rona) home improvement centre and freestanding McDonald's and Kelsey's restaurants.

Sandalwood Square Shopping Centre
Bristol Road East, Mississauga, Ontario

This 107,772 square-foot unenclosed community shopping centre is currently 99% leased. The centre was built in 1989 and is anchored by Loblaws, who have sublet the premises to Commisso's supermarket. The remainder of the site is tenanted by numerous strong national tenancies including McDonald's, Brewers Retail, two Canadian chartered banks and Rogers Video.

Sherwood Forest Mall
1225 Wonderland Road North, London, Ontario

Sherwood Forest Mall, an enclosed centre located at the southwest corner of Gainsborough Road and Wonderland Road in London, Ontario, contains an aggregate of 214,856 square-feet of gross leaseable area. Major tenants in the centre include Food Basics (A&P), Tim Horton's, Shoppers Drug Mart and Royal Bank of Canada.

Zellers vacated its 75,716 square-foot store at the Sherwood Forest in June 1999. The unit was reconfigured to accommodate a 31,000 square-foot GoodLife Fitness Centre, Rogers Video, a medical clinic as well as approximately 19,000 square-feet of future tenancies.

Shoppers World Brampton
499 Main Street, Brampton, Ontario

Shoppers World Brampton is a 780,833 square-foot enclosed regional shopping centre located in downtown Brampton on a 52-acre site. We own 100% of the site excluding the 138,000 square-foot Hudsons Bay department store that forms part of the building. The current anchors within the centre include Zellers, Canadian Tire, Business Depot (Staples), Price Chopper (Sobey's) and Winners.

Over the course of 2000-2001, Shoppers World Brampton underwent a major redevelopment. A portion of the shopping centre was demolished in order to accommodate a new 83,500 square-foot Canadian Tire. Zellers renovated their existing premises and expanded into the existing centre by 20,000 square-feet. Winners relocated into a larger 30,000 square-foot unit and Business Depot (Staples) leased the former Winners premises. In addition, construction was completed on a new food court and two freestanding pads. The food court opened in 2001 and is currently fully leased. One pad is occupied by Tim Horton's and the second pad is leased to three retail tenants including Pet Valu and Subway. The centre continues to have an excellent tenant mix with such national tenants as Sport Mart, Moore's, Danier Leather, Peoples Jewellers, CIBC, Hallmark Cards, Radio Shack, Fairweather, Black's, Pharma Plus, Footlocker, and Bank of Montreal. The property is currently 99% leased.

Shoppers World Danforth
3003 Danforth Avenue, Toronto, Ontario

The property is located on the southwest corner of Victoria Park Avenue and Danforth Avenue in the east end of Toronto. Acquired in August 2002 as part of the joint venture with Kimco Realty Corporation, we own 50% of this property that encompasses 328,820 square-feet of leaseable area. The property was

renovated and expanded in 1998. This fully leased shopping centre is anchored by Zellers, Dominion and Business Depot (Staples). Other national tenants located at the property include Shoppers Drug Mart, Moore's, Reitman's, CIBC, Blockbuster Video and Burger King. The site, including the land on which the shopping centre building is situated, has been acquired by way of a long-term (approximately 27 years) lease. The property is currently 100% leased.

South Edmonton Common
2004-99 98 Street, Edmonton, Alberta

We will acquire this property in three phases over 2002, 2003 and 2004 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The centre is located at the southeast corner of Calgary Trail and 23rd Avenue – Edmonton's busiest intersection. This 50-acre site forms a part of what will eventually be Canada's largest new format retail centre, consisting of approximately 2.3 million square-feet of commercial space on 220 acres.

South Edmonton Common contains an aggregate of 390,050 square-feet of gross leaseable area. This centre is shadow-anchored by retailers such as Real Canadian Superstore (Loblaws), Home Depot and Wal-Mart, all of which own stores contiguous to, and operate as a part of South Edmonton Common. Prominent national retailers with long-term commitments include tenants such as The Brick, Golf Town, Michael's, London Drugs and Old Navy. We and our partner acquired four additional parcels totalling 98,000 square-feet of the shopping centre in December 2003.

South Hamilton Square
1550 Upper James Street, Hamilton, Ontario

South Hamilton Square is a 304,505 square-foot unenclosed shopping centre located along the dominant retail strip in south Hamilton. The property enjoys excellent access from both Upper James Street and Rymal Road and is anchored by an 85,000 square-foot Zellers and a 51,000 square-foot Fortino's (Loblaws). The property contains numerous strong national tenants including Shoppers Drug Mart, Sport Mart, CIBC, Petcetera and Bank of Nova Scotia. The property is currently 100% occupied.

South Hill Mall
2995 – 2nd Avenue West, Prince Albert, Saskatchewan

Located on the northwest corner of 4th Avenue West and 28th Street West, South Hill Mall is approximately 1.5 kilometres north of Prince Albert's downtown area. The single-storey, enclosed shopping centre comprises of 157,820 square-feet of gross leaseable area. In 2001, Wal-Mart vacated its premises – we promptly re-leased a portion of the premises to Winners and Shoppers Drug Mart - both of whom commenced operations in 2002 - the balance of the unit was leased to Galaxy Theatres, which commenced operations in 2003. The centre includes a number of national tenants such as Bank of Nova Scotia and Pennington's. An additional 40,000 square-feet will be developed in 2004, of which 6,000 square-feet is leased to Wendy's effective August 2004.

Southgate Shopping Centre
2495 & 2515 Bank Street, Ottawa, Ontario

Southgate Shopping Centre is situated at the intersection of Hunt Club Road and Bank Street South in Ottawa. The centre contains 72,669 square-feet of leaseable area and is host to a variety of service oriented national and local retailers. The centre anchored by a 30,000 square-foot Loeb (Metro Richelieu) grocery store and other tenants include Bank of Nova Scotia, Shoppers Drug Mart, Rogers Video, Pet Valu, Pizza Pizza and Tim Horton's. The property is currently 100% leased.

Southland Crossing Shopping Centre
9737 Macleod Trail S.W., Calgary, Alberta

This unenclosed community shopping centre was built in 1988 and consists of 132,078 square-feet of gross leaseable area. Anchored by a 46,000 square-foot Safeway, the property contains a diverse mix of national and local tenants that include TD Canada Trust, Nevada Bob's, Jack Astor's and Second Cup.

Southland Mall
2960 Gordon Road, Regina, Saskatchewan

This enclosed shopping mall contains 437,549 square-feet of leaseable space, which is currently 98% occupied. The mall is located at the intersection of two of the city's major arterial routes immediately north of the Trans Canada Highway. Anchored by a 147,000 square-foot Wal-Mart and a 47,000 square-foot Safeway Supermarket, this property is currently 98% leased and contains a strong and diverse mix of national tenants that include Payless Shoes, Bank of Montreal, Cineplex, Chapters, Montana's, Kelsey's, Sport Chek, HMV, EB Games and Hallmark.

St. Clair Beach Shopping Centre
13580 Tecumseh Road, Windsor, Ontario

St. Clair Beach Shopping Centre is a 75,314 square-foot retail strip centre located in the Village of St. Clair Beach, just east of Windsor. The centre, situated at the northeast corner of Manning Road and Tecumseh Road, was constructed in 1983. The property is currently 100% leased to a strong mix of national and local tenants including National Sports, Burger King and Bank of Montreal. The site originally included roughly 10 acres of unused land.

In October 1995, we sold 6.2 acres of the unused land for the development of a new Zehrs store that operates adjacent to, but as part of, the shopping centre. As a result of the sale, we were left with 4 acres of unused land on the site that has been expanded and tenanted by, amongst others, Laurentian Bank, Blockbuster Video, Second Cup, Baskin Robbins, and Little Caesar's.

Ste. Hyacinthe Wal-Mart Centre
3425 Martineau Street West, Ste. Hyacinthe, Quebec

This centre contains 157,004 square-feet, with an additional 27,000 square-feet available to be developed, constructed and leased. The existing centre is 100% leased. Major tenants include Wal-Mart, Business Depot (Staples), a Canadian chartered bank and Harvey's. In addition, Canadian Tire owns and operates a store adjacent to and operating as a part of this centre.

Stratford Mall
925 Ontario Street, Stratford, Ontario

Stratford Mall is an unenclosed centre located at the southeast corner of Ontario and Maier Boulevard in Stratford, Ontario, and contains an aggregate of 160,082 square-feet of gross leaseable area. The property contains a number of major tenants including Zellers, A&P and Brewers Retail.

In order to accommodate a 24,000 square-foot expansion by Zellers, we "de-malled" the existing centre over 1999 and 2000. The result of this conversion to a traditional strip centre is a 90,000 square-foot expanded and renovated Zellers, the existing 35,000 square-foot A&P store, a 5,000 square-foot Kelsey's pad restaurant and approximately 20,000 square-feet of in-line retail space.

Strawberry Hill
12101 72nd Avenue, Surrey, British Columbia

We acquired this property in May 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Strawberry Hill is a recently developed new format retail centre located in an affluent neighbourhood of Surrey, British Columbia. The centre contains an aggregate area of 330,422 square-feet, anchored by strong tenants such as Home Depot, Cineplex, Winners, Chapters, Sport Chek and PetSmart – all with long-term lease commitments. The remaining retail is host to national tenants such as Bank of Nova Scotia, Tim Horton's and Payless Shoes. The property has further retail development potential of approximately 20,000 square-feet and provides for an additional 33,000 square-feet of office development. We completed a 2,500 square-foot freestanding pad for Kin's Marketplace and are currently developing a 4,000 square-foot East Side Mario's restaurant. The property is currently 100% leased.

Sudbury Supermall
1485 LaSalle Boulevard, Sudbury, Ontario

The Sudbury Supermall is a 134,967 square-foot enclosed shopping mall with three freestanding pads located in northeast Sudbury. The centre was originally constructed in 1969 and was redeveloped in the late 1980s. We sold portions of the existing mall to Loblaws Properties Inc. in 1998 and 2003. The portion of mall sold included the Your Independent Grocer (Loblaws), Shoppers Drug Mart and Bank of Montreal tenancies, as well as a few other local retailers. Remaining national tenants include Zellers, Blockbuster Video and Pat and Mario's.

The Junction Shopping Centre
32525/32555 Mission Way, Mission, British Columbia

We acquired this property in 2001 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. The property is located in a highly visible location in the heart of the Central Fraser Valley approximately one hour from Vancouver. The Junction Shopping Centre encompasses 267,558 square-feet of gross leaseable area with an occupancy rate of 99%. Save-On-Foods, Famous Players, London Drugs, TD Canada Trust and Tim Horton's anchor this unenclosed shopping centre. Canadian Tire has recently opened a 48,000 square-foot store that it owns and operates as part of The Junction Shopping Centre. The site has further retail development potential of approximately 70,000 square-feet that we will develop over 2004/2005.

The Pickering Home & Leisure Centre
1755-1805 Pickering Parkway, Pickering, Ontario

The Pickering Home & Leisure Centre is an unenclosed shopping centre located within an established retail node at the intersection of Highway 401 and Brock Road. The site is adjacent to brand new Wal-Mart, Canadian Tire and Sam's Club stores. The site's former anchor, Sears, vacated their premises in March 2004 providing us with the opportunity to significantly enhance the cash flow generated by the site. The former Sears premises will be redemised to accommodate a new 20,000 square-foot Business Depot as well as a number of strong national tenants. In addition, a 35,000 square-foot DeBoer's shares the site but owns its own premises. This property forms part of the RioCan Retail Value Limited Partnership with a 60% interest held by the Teachers Insurance and Annuity Association - College Retirement Equities Fund, a 25% interest held by the Ontario Municipal Employees Retirement System, and a 15% interest held by us.

Tillicum Shopping Centre
3130-3170 Tillicum Road, Victoria, British Columbia

We acquired this property in July 2002 as part of a joint venture with Kimco Realty Corporation providing each partner a 50% interest. Tillicum Shopping Centre is an enclosed retail centre located at the intersection of Tillicum Road and Burnside Road, only 10 minutes from downtown Victoria. Originally constructed in 1982, the 411,394 square-foot centre underwent a $28 million renovation and expansion in 1999 designed to combine the traditional mall with new format shopping centre. Over 90% of Tillicum Shopping Centre's gross revenue is derived from strong anchor tenants including Zellers, Safeway, Famous Players, Winners, London Drugs and Petcetera and national tenants such as Bank of Nova Scotia, Tim Horton's and Payless Shoes. The property has further retail development potential of approximately 45,000 square-feet that has been leased to Linen's 'N' Things and Old Navy and is currently under construction. Both tenants will commence operations in the summer of 2004.

Timiskaming Square
R.R. #2, New Liskeard, Ontario

Timiskaming Square is a 163,910 square-foot shopping centre located at the intersection of Highway 11 and Highway 11B. This enclosed shopping centre is anchored by Zellers and Loeb (Metro Richelieu). The centre contains a strong mix of national tenants including TD Canada Trust, Reitman's, Northern Reflections and A Buck Or Two. We purchased the property as part of a three-property transaction in September 2003.

Timmins Square
1500 Riverside Dr., Timmins, Ontario

Timmins Square is a 390,743 square-foot enclosed mall anchored by Wal-Mart, Zellers, Sears and No Frills (Loblaws). The property is currently occupied by a long list of strong national tenants including Northern Reflections, Reitman's, Blue Notes, Coles and Hallmark Cards. The property, currently 97% leased, contains extensive vacant lands that we will lease and develop over the course of 2004 and 2005. A 70% interest in this property was sold to CIBC Capital Partners in September 2003. We have recently completed construction of a free-standing Montana's Restaurant.

Town 'N' Country Mall
1235 Main Street North, Moose Jaw, Saskatchewan

Town 'N Country Mall, Moose Jaw's only enclosed shopping centre, is located approximately one mile north of the central business district and one mile south of the Trans Canada Highway. The mall's strategic position within the community and its excellent tenant mix which includes Zellers, Sears, Royal Bank of Canada and McDonald's, combine to make it a dominant retail force in the city. Safeway vacated the centre in July 2000 and has been replaced with a 25,000 square-foot Galaxy Theatre. In addition, we added a new 23,000 square-foot Winners premises in 2002 to the further strengthen the shopping centre's dominance of the local retail market.

Trafalgar Ridge Shopping Centre
Trafalgar Road, Oakville, Ontario

This shopping centre currently contains 116,902 square-feet of leased space. An additional 15,000 square-foot freestanding building will be constructed in 2004 to accommodate Premier Fitness. Major tenants include Bank of Nova Scotia, Pizza Hut and Edward Jones. We purchased the adjacent 57,000 square-foot Loblaws store in November 2003, which will be leased to Winners and Audio Video 2001 upon Loblaws vacating in mid-2004. The property is currently 100% leased.

Trenton Wal-Mart Centre
Trenton, Ontario

Located at the intersection of Highway No. 2 and Second Dug Hill Road, this 12.34-acre site currently consists of a 104,690 square-foot Wal-Mart department store. The site contains vacant lands that will accommodate further in-line retail expansion of approximately 16,000 square-feet. We have conditionally leased the majority of this excess density and will construct the buildings over the course of 2004.

We provided financing for the site in November 2000. We exercised our option to acquire a 50% interest in the property on March 7, 2002 and subsequently purchased the balance of the site as part of an eleven-property transaction in June 2002.

Trinity Common Brampton
Highway 410 & Bovaird Drive, Brampton, Ontario

Located at the intersection of Highway 410 and Bovaird Drive, this 75-acre site has been developed into an 866,000 square-foot unenclosed new format retail power centre. The property is anchored by Famous Players, Zellers and Dominion, as well as by Canadian Tire and Home Depot, which both own their own premises. As a result of the strength of these anchors and the site's excellent location, the site has been leased to some of Canada's premier national tenants, including Indigo Books, Business Depot (Staples), The Brick, Pier 1 Imports, Winners, Future Shop, HomeSense (Winners), Mark's Work Wearhouse, Roots and HMV. The development was constructed in one phase. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in the portfolio in April 2003 has increased our ownership interest to 60%. A new freestanding pad consisting of approximately 12,000 square-feet leased to Smart Set, Aldo and Motherhood has been constructed and will open in the spring of 2004.

Trinity Common Orleans
Innes Road & Tenth Line, Orleans, Ontario

Trinity Common Orleans is a 297,000 square-foot recently developed new format retail centre. A 115,000 square-foot Home Depot store, which is not owned by the Landlord but operates as an anchor for the site, opened in February 2000. The second phase of the site consisted of four pads totalling 61,000 square-feet as well as a retail strip building of 76,000 square-feet. Tenants in this phase include Loeb (Metro Richelieu), Business Depot (Staples), Winners, Moore's, Kelsey's, Burger King and Tim Horton's. The third and final phase was constructed in 2001 and national tenants that commenced operations included Mark's Work Wearhouse, Petcetera and Sleep Country Canada. The site was originally part of the NFR Partnership between us, CIBC World Markets and Trinity Development Group Inc. Acquisition of CIBC's 20% ownership interest in April 2003 has increased our ownership interest to 60%. The property is 100% occupied.

Trinity Conception Square
London Road, Carbonear, Newfoundland

Trinity Conception Square is a 183,188 square-foot enclosed shopping centre anchored by Wal-Mart and Dominion (Loblaws). The centre contains a strong mix of national tenants including Mark's Work Wearhouse, CIBC, Reitman's and Northern Reflections. We purchased the property as part of a three-property transaction in September 2003.

Upper James
751 Upper James Street, Hamilton, Ontario

This 129,726 square-foot unenclosed community shopping centre, located on Hamilton's primary commercial arterial route, consists entirely of a 61,368 square-foot Canadian Tire and a 52,606 square-foot A&P supermarket. Canadian Tire completed a 15,752 square-foot expansion of their existing premises in 2003.

Vernon Square Shopping Centre
4400-32nd Street, Vernon, British Columbia

This plaza was built in 1991 and consists of 98,091 square-feet. Major tenants include London Drugs, SAAN, Rogers Video and a BC Liquor Store. In addition, Safeway owns and operates a 53,000 square-foot store adjacent to, and operating as part of the shopping centre.

Walker Place
3505 Upper Middle Road, Burlington, Ontario

We acquired this property in October 2002 as part of a joint venture with Kimco Realty Corporation providing each member a 50% interest. Located at the northwest corner of Upper Middle Road and Walker's Line, the 69,856 square-foot new format centre offers excellent access to the growing community in the City of Burlington. A 29,000 square-foot grocery store, complemented by several strong national tenants including Bank of Montreal, Radio Shack and Bank of Nova Scotia, anchors the fully leased centre.

West Side Place
45 West Side Road, Port Colborne, Ontario

West Side Place is a 93,383 square-foot unenclosed shopping centre anchored by Zellers and No Frills (Loblaws). The centre is well located at the intersection of Main Street and West Side Road. Other national tenants located at the property include Shoppers Drug Mart and Pet Valu. We purchased the property as part of a three-property transaction in September 2003.

Westgate Shopping Centre
1309 Carling Avenue, Ottawa, Ontario

The Westgate Shopping Centre is an enclosed mall located at the northwest corner of Merivale Road and Carling Avenue in Ottawa, Ontario and contains an aggregate of 186,066 square-feet of gross leaseable area. Major tenants include Shoppers Drug Mart, TD Canada Trust, Blockbuster Video and Royal Bank of Canada. This property is currently 94% leased. We have exercised our option to purchase the remaining 50% interest in the property in December 2003 by means of a long term capital lease.

Westminster Centre
332-346 Wellington Road South, London, Ontario

Westminster Shopping Centre, an unenclosed shopping centre located at the northeast corner of Wellington Road and Base Line Road in London, Ontario, contains an aggregate of 123,798 square-feet of gross leaseable area. The major tenant is a Business Depot (Staples).

Wheeler Park Power Centre
125 Trinity Drive, Moncton, New Brunswick

Wheeler Park Power Centre is a 633,000 square-foot new format retail centre anchored by Real Atlantic Super Store (Loblaws), Kent Home Building Supplies and Costco, all of which own and operate their own premises. Previously a joint venture, we purchased the remaining 50% interest in this site from our former partner in this development, Trinity Development Group, in April 2003.

The site has been developed in stages, with the first phase consisting of a number of strong national tenants including Famous Players, Winners, Business Depot (Staples), Sears Whole Home, Reitman's and Bank of Nova Scotia. The final phase resulted from the acquisition of an adjacent vacant 54,000 square-foot grocery premises from Loblaws in 2001. We re-demised the premises into eight units of various sizes in order to accommodate a number of tenants including Mark's Work Wearhouse, Smart Set, Danier Leather, Pier 1 Imports, Bowring and The Shoe Company. From late-2003 to early-2004, five additional tenants totalling 15,000 square-feet commenced operations at the property. A deal has been completed with Old Navy to lease 15,000 square-feet. The tenant is scheduled to commence operations in the summer of 2004.

Willowdale Plaza
4783 Yonge Street, Toronto, Ontario

This centre was purchased in February 2001 and is located on leased land at the busy intersection of Yonge Street and Sheppard Avenue. The centre is anchored by a 27,000 square-foot Dominion (A&P) and includes other national tenants such as National Sports and Blockbuster Video. The site including the land on which the mall building is situated, has been acquired by way of a lease that expires in 2007.

Windsor Business Depot
7126 Tecumseh Road, Windsor, Ontario

This centre is occupied by a 25,768 single-storey, freestanding Business Depot (Staples) store. The building was constructed in 1998 for the tenant who will occupy the site on a fully net basis for a term of fifteen years.

Woodview Place
3315-3365 Fairview Street, Burlington, Ontario

This 147,852 square-foot retail centre is located between Walkers Line and Guelph Line. The single level unenclosed shopping centre was originally constructed in 1980 but has undergone significant renovations. The centre is anchored by a 65,000 square-foot freestanding Ultra Mart (A&P) and a multiple unit building with other national retailers such as Chapters, Future Shop and Moore's. We also completed the construction of a 10,000 square-foot retail store leased to L.C.B.O. that is attached to the existing Ultra Mart (A&P) store. The property is currently 100% leased.

Participating Mortgages and Loans Receivable

We have an indirect 50% interest in the following properties through secured participating loans which, in addition to bearing interest at rates ranging from 10% to 12% per annum, entitles us to a percentage of the income generated by the properties securing those mortgages. These participating mortgages and loans receivable mature on the earlier of (i) ten years from the date of initial advance and (ii) subject to the borrower's right to extend for a further five years, the date of completion of our acquisition of our 50% interest. We have the option to purchase (and the borrowers have options to require us to purchase) a 50% interest in the properties. These options can be exercised upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans will also be repaid from the cash

flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties.

Silver City Hull
115 Boulevard Du Tlateau, Hull, Quebec

The property is a 15.5-acre development to be comprised of four buildings totalling approximately 148,000 square-feet of gross leaseable area. The centre is anchored by an 84,590 square-foot state of the art Famous Players Theatre that opened for business in December 1999. An 110,000 square-foot Home Depot store, which is not owned by the Landlord also operates as an anchor for the site. We are currently negotiating with a number of strong national tenants for the remaining space to be developed on the site during the latter portion of 2004.

We have an indirect 33% interest in the following properties through secured participating loans which, in addition to bearing interest at a rate of 10% per annum, entitles us to a percentage of the income generated by the properties securing those mortgages. These participating mortgages and loans receivable mature on the earlier of (i) ten years from the date of initial advance and (ii) subject to the borrower's right to extend for a further five years, the date of completion of our acquisition of our 33% interest. We have the option to purchase (and the borrowers have options to require us to purchase) a 33% interest in the properties. These options can be exercised upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans will also be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties.

Brampton Wanless
Wanless Drive & Hurontario Street (Highway #10), Brampton, Ontario

This 11.14-acre site is currently being developed into a 107,000 square-foot traditional retail strip plaza. The site will be anchored by a 40,000 square-foot Food Basics (A&P) food store and will be accompanied by a 44,000 square-foot retail strip and six pads totalling 23,000 square-feet. The centre will be substantially complete by the end of the second quarter of 2005.

Grand Park & Burnhamthorpe
Grand Park Drive & Burnhamthorpe Road, Mississauga, Ontario

Located on the southwest corner of Grand Park Drive and Burnhamthorpe Road, this 10-acre site will be developed into a 122,000 square-foot retail strip plaza. Currently, tenants totalling 69,972 square-feet have commenced operations including Winners, Shoppers Drug Mart and Sport Mart. The remainder of the site has been leased to a number of strong national tenants including Kelsey's and Pizza Pizza. The site will be substantially complete in the first quarter of 2005.

Green Lane Centre
Yonge Street & Green Lane West, Newmarket, Ontario

This 40-acre site is currently being developed into a 437,000 square-foot new format retail centre. The site will be anchored by a 137,000 square-foot Costco and a 123,000 square-foot Loblaws store (both of which own their own lands) as well as a 28,000 square-foot Linens 'N' Things and a 22,000 square-foot Michael's. The remainder of the site is occupied by a number of strong national tenants including PetSmart, BouClair, Reitman's, Joggers/Adidas and La Senza. With the exception of the future Loblaws store, construction of the site is substantially complete. Three freestanding pads (TD Canada Trust, Milestones and Kelsey's) were sold in February 2004.

RioCan Centre North York
Steeles Avenue West & Dufferin Street, Toronto, Ontario

Located on the southwest corner of Dufferin Street and Steeles Avenue West, the site currently consists of 14.78 acres. The site will be developed into 406,000 square-foot of new format retail anchored by Home Depot and Loblaws, who will own their own lands but will operate as part of the overall site. The completed site will include a number of strong national tenants including Winners, Sport Mart, Reitman's, Pennington's and Montana's. The site is projected to be substantially complete by the end of the fourth quarter of 2004.

Lease Maturities

We have a base of approximately 4,800 separate tenants with varied lease expiry dates which, management believes, generally results in a more stable income flow and reduces the risks related to changing leasing market conditions and the financial performance of particular tenants. For each of the next five years ended December 31, leases representing the percentage of our total leaseable square-feet set out below will expire:

Year	% of square-feet
2004	3.4%
2005	7.8%
2006	8.0%
2007	7.0%
2008	7.2%

Management believes that a proactive leasing strategy is critical to our ongoing operations and financial condition. In this regard, regular contact is maintained with retailers, leasing agents and other real estate professionals in the local business community in order to ensure an up-to-date profile of the market and an understanding of the economic conditions and typical tenant requirements for specific market areas. Leasing and marketing strategies are set and reviewed regularly to ensure that each property is competitively placed within the market so that our properties will be exposed to a broad base of prospective tenants. All possible efforts are made to maintain a high level of tenant communication and service in order to ensure that we maintain our solid existing tenant base. During 1996, we brought our leasing capabilities "in-house". This affords us greater control over our leasing activities and generally results in even faster re-leasing of vacant space.

INCOME TAX CONSIDERATIONS

The Trust qualifies as a unit trust and a mutual fund trust for the purposes of the Tax Act, and the following discussion assumes that it will continue to so qualify.

The Trust is a registered investment for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans under the Tax Act and, as such, the Units are qualified investments and will not be foreign property for the purposes of such plans. The Units are also qualified investments for registered education savings plans, which are not subject to the foreign property tax.

Taxation of the Trust

The Trust is subject to tax each year on the amount of its income and taxable capital gains for that year less the portion thereof that is paid or payable, or deemed to be paid or payable, to Unitholders in the year and deducted by the Trust in computing its income for tax purposes. The Declaration of Trust provides, in general, that all of the taxable income of the Trust (after deducting capital cost allowance and excluding net realized capital gains and net recapture income) and net realized capital gains and net recapture income for any year will be paid to Unitholders in the year. The Trust will deduct, for tax purposes, such portion of the amount paid or payable, or deemed to be paid or payable, to Unitholders in the year so that the Trust will generally not be liable for income tax in any year.

Investment restrictions in the Declaration of Trust provide that the Trust will not make any investment which would result in the Trust being liable for any tax under the applicable foreign property or registered investment provisions of the Tax Act.

Taxation of Unitholders

A Unitholder is required to include in computing his or her income for tax purposes in each year the amount of income and taxable capital gains, if any, paid or payable, or deemed to be paid or payable, to him or her in the year by the Trust to the extent that the Trust deducts such amount in computing its income for tax purposes, whether such amount is payable in cash or re-invested in additional Units. The Declaration of Trust requires the Trust to claim the maximum amount of capital cost allowance allowable to it in computing its income for tax purposes and any such amount claimed will reduce the portion of any amount distributed by the Trust to Unitholders which would otherwise be required to be included in the income of Unitholders.

The Trust will designate, to the extent permitted by the Tax Act, the portion of the net income distributed to Unitholders as may reasonably be considered to consist of net taxable capital gains of the Trust. Any such designated amount will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain.

A Unitholder is required to reduce the adjusted cost base of his or her Units by any amount paid or payable to the Unitholder by the Trust that was not included in computing the Unitholder's income (other than the non-taxable portion of most capital gains distributed by the Trust) and will realize a capital gain to the extent the adjusted cost base of the Unitholder's Units would otherwise be a negative amount.

Disposition of Units

In general, a disposition or deemed disposition of a Unit will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Unit, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Unit to the Unitholder. The adjusted cost base of a Unit is determined by averaging the cost thereof otherwise determined with the adjusted cost base of all other Units held by the holder as capital property immediately before that time.

One-half of a capital gain must be included in computing income under the Tax Act and, subject to detailed rules in the Tax Act, one half of a capital loss may be deducted against capital gains. Capital losses which are not applied in the year in which they are incurred may be carried back three taxation years or carried forward indefinitely. Capital gains realized by an individual may give rise to a liability for minimum tax.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of certain of our financial information for each of the last three years ending December 31, 2003, December 31, 2002 and December 31, 2001.

	2003	2002	2001
	(thousands of dollars, except per unit data)		
Total Revenue	$ 531,956	$ 463,362	$ 386,659
Net Earnings	182,416	172,208	159,468
Net Earnings per Unit - Basic	1.08	1.11	1.11
- Diluted	1.07	1.11	1.11
Total Assets	3,790,591	3,294,095	2,707,627
Total Mortgages and Debentures Payable	2,059,124	1,746,067	1,326,723
Recurring Distributable Income	213,856	189,216	167,754
Recurring Distributable Income per Unit	1.263	1.222	1.168
Total Distributions to Unitholders	193,011	171,115	154,618
Total Distributions to Unitholders per Unit	1.140	1.105	1.075

The following is a summary of certain of our financial information for each of the three month periods in 2003 and 2002.

	2003			
	(thousands of dollars, except per unit data)			
	January 1 – March 31	April 1 – June 30	July 1 – September 30	October 1 – December 31
Rental Revenue	$ 120,791	$127,631	$124,481	$134,945
Net Earnings	42,479	46,671	44,702	48,564
Net Earnings Per Unit				
- Basic	0.27	0.28	0.26	0.27
- Diluted	0.27	0.28	.	0.26

	2002			
	(thousands of dollars, except per unit data)			
	January 1 – March 31	April 1 – June 30	July 1 – September 30	October 1 – December 31
Rental Revenue	$ 97,517	$103,925	$115,977	$119,622
Net Earnings	39,481	45,504	47,751	39,472
Net Earnings Per Unit – Basic and Diluted	0.27	0.29	0.30	0.25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE TRUST'S FINANCIAL CONDITION

Operating results for the year ended December 31, 2003 may be found at pages 24 to 38 of our 2003 annual report in the section entitled "Management's Discussion and Analysis" which section is incorporated herein by reference. Our annual report is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

AUDITORS' FEES

The table below provides disclosure of the services provided by the Trust's external auditors in fiscal 2003 and fiscal 2002, dividing the services into the categories of work performed.

Type of Work	2003 - Fees	2003 – Percentage	2002 – Fees	2002 - Percentage
Audit Fees				
Audit fees for the Trust	$304,000	59.6%	$288,100	67.4%
Audit fees for the Trust's joint ventures and partnerships	$ 59,830	11.7%	$53,300	12.5%
Review of prospectuses	$ 39,500	7.8%	$21,000	4.9%
Review of interim financial statements and MD&A	$ 57,075	11.2%	$39,235	9.2%
	$460,405	90.3%	401,635	94%
Tax Fees				
Tax compliance services for the Trust and partnerships	$ 49,280	9.7%	$25,525	6%
Total	$509,685	100%	$427,160	100%

MARKET FOR SECURITIES OF THE TRUST

The Units are listed and posted for trading on the Toronto Stock Exchange (the "TSX").

The monthly volume of trading and price ranges of the Units on the TSX over fiscal 2003 are set forth in the following table:

Period	High	Low	Volume
	$	$	(in thousands)
2003			
January	13.00	12.35	5,532
February	13.17	12.73	5,432
March	13.27	12.80	5,027
April	13.35	12.75	6,475
May	13.78	13.20	7,678
June	14.25	13.58	7,855

July	14.75	14.07	6,307
August	14.73	14.27	8,479
September	14.58	14.01	6,413
October	14.75	14.30	6,074
November	15.02	14.36	5,619
December	15.35	14.81	4,533

TRUSTEES AND OFFICERS

Board of Trustees

Pursuant to the Declaration of Trust, the Board of Trustees is to consist of no fewer than five nor more than 15 Trustees. The number of Trustees may be increased or decreased within such limits from time to time by the Unitholders or by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint additional Trustees if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees required to have been elected at the last annual meeting of Unitholders.

The Declaration of Trust requires that the Trustees appoint an investment committee, human resources and compensation committee and an audit committee. In addition, the Trustees are permitted to create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing our affairs. The Trustees have exercised their discretion in this regard by creating a nominating and governance committee which is described below. The Trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the *Canada Business Corporations Act* would not be entitled to so delegate.

The investment committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for us. The investment committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including our chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller transactions as described in the preceding sentence, the investment committee receives periodic reports of the deliberations and determinations of the management committee in respect of the smaller transactions.

The human resources and compensation committee has been charged with the responsibility of reviewing and making recommendations to the Board of Trustees regarding the compensation of the members of the Board of Trustees and management. The human resources and compensation committee ensures that such compensation realistically reflects the responsibilities and risk involved in being a Trustee and has also been charged with the additional responsibility of senior management succession planning.

The audit committee assists the board in fulfilling its oversight responsibilities in respect of the Trust's accounting and reporting practices. Pursuant to its charter, a copy of which is attached hereto as Schedule "A", the committee is responsible for, among other things, reviewing with management and the auditors the scope of review of internal control over financial reporting, significant findings, recommendations and management's responses for implementation of actions to correct weaknesses in internal controls; reviewing disclosures made by management regarding significant deficiencies in the design or operations of internal controls and reviewing with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements as well as any enquiries received from regulators. In respect of the auditors, the committee is responsible for recommending to the Board of Trustees the auditors to be appointed and to approve their compensation; reviewing independence and qualifications of the auditors; reviewing the scope and approach of the

annual audit plan with the auditors; discussing with the auditors the quality and acceptability of the Trust's accounting principles; assessing the auditors' processes for identifying and responding to key audit and internal control risks; ensuring the rotation of the lead audit partner every five years and other partners every seven years; evaluating the performance of the auditors; and reviewing and approving the Trust's hiring policies regarding employees and former employees of the present and former auditors of the Trust. The audit committee also determines which non-audit services the auditors are prohibited by law or regulation, or as determined by the committee, from providing and is responsible to pre-approve all services provided by the auditors.

The audit committee is also charged with various aspects of the Trust's financial reporting, including reviewing and approving the Trust's interim financial statements, financial information, MD&A and earnings press releases; reviewing with management and the auditors the Trust's annual financial statements, MD&A and various matters in connection with the auditors' audit; reviewing significant accounting and reporting issues and understanding their impact on the financial statements; reviewing analyses prepared by management and/or the auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information; and reviewing and monitoring the administration of and compliance with the Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

The audit committee is required to meet a minimum of four times per year and at least annually with each of the external auditors and management in separate sessions. Each member of the audit committee is required to be financially literate, meaning that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements, and at least one member of the committee is required to have accounting or related financial experience, meaning that such member has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The audit committee currently has four members, including Clare R. Copeland, Susan Crocker, Paul Godfrey and Frank W. King, none of whom has a direct or indirect material relationship with us and each of whom is financially literate (as defined above). The following is a brief summary of the education or experience of each member of the audit committee that is relevant to the performance of his or her responsibilities as a member of the audit committee, including any education or experience that has provided the member with an understanding of the accounting principles used by us to prepare our annual and interim financial statements:

Name of Audit Committee Member	**Relevant Education and Experience**
Clare R. Copeland	Mr. Copeland is the Chair of Toronto Hydro, an energy distribution company. From 2000 to 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. and from 1993 to 1999, he was Chief Executive Officer of Peoples Jewellers Corporation. Mr. Copeland also served as Chairman of Sun Media Corporation from 1997 to 1999 and Chief Operating Officer of Zale Corporation from 1991 to 1993. Mr. Copeland is also a director of Danier Leather Inc., DELia*s Corp. and CARS4U.com Ltd.
Susan Crocker	Ms. Crocker was the President and Chief Executive Officer of The Hospitals of Ontario Pension Plan until April 2004. Ms. Crocker served as Senior Vice-President, Equity and Derivatives Markets of the Toronto Stock Exchange, President of the Toronto Futures Exchange and President of The Canadian Dealing Network. She was also a

Name of Audit Committee Member	Relevant Education and Experience
	partner in the management consulting practice of Ernst & Young LLP and held various positions at the Canadian Imperial Bank of Commerce, including Senior Vice-President, Operating Services and Vice-President, Global Markets. Ms. Crocker also serves on the Board of Directors of Trilon Financial Corporation. She has a B.Sc Economics from Arizona State University and attended the Advanced Management Program at Harvard University.
Paul Godfrey	Mr. Godfrey is the President and Chief Executive Officer of The Toronto Blue Jays Baseball Club. From 1992 to 2000, Mr. Godfrey was President and Chief Executive Officer of the Sun Media Corporation, from 1991 to 1992 he was the President and Chief Operating Officer of The Toronto Sun Publishing Corporation and from 1984 to 1991 he was the publisher and Chief Executive Officer of The Toronto Sun. Mr. Godfrey also served as the Chairman of the Municipality of Metropolitan Toronto. Mr. Godfrey serves as a director of Astral Media Inc. and CanWest Global Communications Corp. He has a B.Sc. (Chemical Engineering) from the University of Toronto.
Frank W. King	Mr. King is the Chairman of the Audit Committee of Westaim Inc. and the Chairman and a member of the Audit Committee of Networc Health Inc. He also serves on the board of directors of each of Agrium Inc. and Acclaim Energy Inc. and is the Vice-Chair and lead director of Wi-Lan Inc. Mr. King served as the Chairman of the Audit Committee of Wi-Lan Inc., was the President and Chief Executive Officer of Turbo Resources Inc. from 1991 to 1992 and was the Chairman and Chief Executive Officer of the Calgary Olympic Winter Games from 1981 to 1988. He has a B.Sc. (Chemical Engineering).

The nominating and governance committee has been charged with the responsibility of considering governance matters, including considering and proposing new nominees to the Board of Trustees, the assessment of Trustees on an ongoing basis and assessing the effectiveness of the Board of Trustees as a whole and its committees. Additionally, the nominating and governance committee monitors changes in corporate governance requirements.

The names and municipalities of residence of each of the Trustees (whose present term of office will expire immediately prior to the election of Trustees at the next annual meeting of Unitholders) and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Period of Service as a Trustee	Principal Occupation
CLARE R. COPELAND (1)(3) Toronto, Ontario	Since February 18, 1994	Chair, Toronto Hydro Corporation. Prior to April 2002, Mr. Copeland was Chairman and Chief Executive Officer of OSF Inc. Prior thereto, Mr. Copeland was President and Chief Executive Officer of Peoples Jewellers Corporation
SUSAN CROCKER (1) Toronto, Ontario	Since September 10, 2002	Corporate Director and Consultant
RAYMOND M. GELGOOT (2)(4) Toronto, Ontario	Since February 19, 1996	Partner, Fogler, Rubinoff LLP (law firm)
PAUL GODFREY (1)(3)(4) Toronto, Ontario	Since December 14, 1993	President and Chief Executive Officer of the Toronto Blue Jays Baseball Club. Prior to June 2000, Mr. Godfrey was President and Chief Executive Officer of Sun Media Corporation
FRANK W. KING (1) Calgary, Alberta	Since October 27, 1995	President and Chief Executive Officer of Metropolitan Investment Corporation
SHARON SALLOWS (2)(4) Toronto, Ontario	Since June 1, 1999	Partner, Ryegate Capital Corporation
EDWARD SONSHINE, Q.C. (2) Toronto, Ontario	Since December 14, 1993	President and Chief Executive Officer of the Trust
MICHAEL STEPHENSON (3) Toronto, Ontario	Since August 19, 1994	Principal of Stephenson, Leftwick & Short

(1) indicates member of the audit committee

(2) indicates member of the investment committee

(3) indicates member of the human resources and compensation committee

(4) indicates member of the nominating and governance committee

Our Trustees and senior officers, as a group (16 persons), owned beneficially or exercised control or direction over 938,365 Units, or approximately 0.52% of the outstanding Units as at April 28, 2004 (representing an aggregate investment value by such persons in Units, determined based on market value as of such date of approximately $14.2 million).

Officers of the Trust

The names and municipalities of residence of our senior officers, the offices held by each and the principal occupations of each during the five preceding years are as follows:

Name and Municipality of Residence	Office Held	Principal Occupation
EDWARD SONSHINE, Q.C. Toronto, Ontario	President and Chief Executive Officer	President and Chief Executive Officer of the Trust
FREDERIC WAKS Toronto, Ontario	Senior Vice President and Chief Operation Officer	Senior Vice President and Chief Operating Officer of the Trust
ROBERT WOLF Toronto, Ontario	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of the Trust
DONALD MACKINNON Mississauga, Ontario	Vice President, Real Estate Finance	Vice-President, Real Estate Finance of the Trust
DANNY KISSOON Mississauga, Ontario	Vice President, Operations	Vice President, Operations of the Trust
KATHERINE RITCEY Toronto, Ontario	Vice President, Investments	Vice President, Investments of the Trust.
JEFF ROSS Thornhill, Ontario	Vice President, Leasing	Vice President, Leasing of the Trust
MIKE CONNOLLY Toronto, Ontario	Vice President, Construction	From January 2003 to present Mr. Connolly has been the Vice President, Construction of the Trust, from January 2001 to December 2002 Mr. Connolly was Assistant Vice-President, Construction of the Trust and from February 1998 to January 2001 Mr. Connolly was the Director of Construction of the Trust.
THERESE CORNELISSEN Toronto, Ontario	Vice President, Financial Reporting	From August 2001 to present Ms. Cornelissen has been the Vice President, Financial Reporting, from 1997 to August 2001 Ms. Cornelissen was a partner at Soberman, Isenbaum & Colomby LLP (now Soberman LLP)

RISK FACTORS

Real Property Ownership

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space and various other factors. In addition, fluctuations in interest rates may affect us.

The value of a real property and any improvements thereto may also depend on the credit and financial stability of the tenants. Our income and funds available for distributions to Unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations to us or if we were unable to lease a significant amount of available space in our properties on economically favourable lease terms.

Management pays special attention to building and maintaining relationships with tenants in order to ensure that space continues to be leased on a long-term basis. We also hedge our leasing risk by negotiating fixed term leases that will typically be five to ten years. In instances where certain tenants are critical to the viability of a property, we endeavour to lease for even longer terms with pre-negotiated minimum rent escalations. In addition, historically, in order to reduce our exposure to the risks relating to credit and financial stability of our tenants, the Declaration of Trust restricts the amount of space which can be leased to any person and that person's affiliates (other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof and certain corporations the securities of which meet stated investment criteria, all as described under "Investment Restrictions") to a maximum premises or space having a fair market value, net of encumbrances, of 20% of the Adjusted Unitholders' Equity. If the proposed amendments to the Declaration of Trust to be considered by Unitholders at the 2004 Meeting are approved, this restriction will be amended to be based on the size of the premises leased to any person as a percentage of our aggregate gross leaseable area.

Certain significant expenditures involved in real property equity investments, such as real estate taxes, maintenance costs and mortgage payments, represent liabilities which must be met regardless of whether the property is producing any income. If we are unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or power of sale. In order to limit such risk, we intend to incur mortgage indebtedness only in those circumstances described under "Borrowing".

Real property equity investments are relatively illiquid. This illiquidity will tend to limit our ability to vary our portfolio promptly in response to changed economic or investment conditions. If we were required to quickly liquidate our assets, there is a risk that we would realize sale proceeds of less than the current book value of our properties.

Unitholder Liability

The Declaration of Trust provides that no Unitholder or annuitant under a plan of which a Unitholder acts as trustee or carrier will be held to have any personal liability as such, and that no resort shall be had to the private property of any Unitholder or annuitant for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust. Only our assets are intended to be liable and subject to levy or execution.

Under Canadian jurisprudence, beneficiaries of a trust (such as Unitholders) are not liable to third parties for obligations of a trust unless they may be viewed as controlling the day to day activities of the trust. Since we are under the control of an elected group of unrelated and independent trustees, limited liability (analogous to that afforded to shareholders of a corporation or limited partners of a limited partnership) should exist for Unitholders.

In order to further protect the Unitholders, the Declaration of Trust further provides that, whenever possible, certain written instruments signed by us must contain a provision to the effect that such obligation will not be binding upon Unitholders personally or upon any annuitant under a plan of which a Unitholder acts as trustee or carrier. In conducting our affairs, we have acquired and may acquire real property investments subject to existing contractual obligations, including obligations under Mortgages and leases that do not include such provisions. We will use our best efforts to ensure that

provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future.

The Trustees will cause our operations to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against us. On the basis of Canadian jurisprudence and the other factors described above, the possibility of Unitholders being personally liable for our obligations is considered extremely remote.

Competition for Real Property Investments

We compete for suitable real property investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by us. Many of these investors have greater financial resources than us, or operate without our investment restrictions, or according to more flexible conditions. An increase in the availability of investment funds, and an increase in interest in real property investments, would tend to increase competition for real property investments thereby increasing purchase prices and reducing the yield thereon.

Governmental Regulation and Environmental Matters

Environmental and ecological related policies have become increasingly important in recent years. Under various federal and provincial laws, we are an owner or operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect an owner's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the owner. We are not aware of any material non-compliance, liability or other claim in connection with any of our properties, nor are we aware of any environmental condition with respect to any properties that it believes would involve material expenditures by it. It is our policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any additional property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is our practice to periodically inspect tenant premises that may be subject to environmental risk. We maintain insurance to cover a sudden and/or accidental environmental mishap.

Construction Risk

Our construction commitments are subject to those risks usually attributable to construction projects, which include (i) construction or other unforeseeable delays; (ii) cost overruns; and (iii) the failure of tenants to occupy and pay rent in accordance with existing lease agreements, some of which are conditional.

DISTRIBUTION POLICY

We distribute to Unitholders on or about the seventh day of each month (individually a "**Distribution Date**"), and more frequently if the Trustees so determine, an amount equal to at least 90% of our operating income for the immediately preceding calendar month, calculated as described below.

On each Distribution Date an estimate of our income is made. When the actual amount has been determined distributions for subsequent Distribution Dates are adjusted accordingly. A final adjustment is made as at December 31, if required, so that, to the maximum extent possible, the aggregate of the income calculated for the year then ending for the purpose of determining distributions for such year will

be equal to the income which would have been calculated had the calculation been for the entire 12-month period.

Computation of Income for Distribution Purposes

In calculating operating income for distribution purposes capital gains and capital losses are excluded, no deduction is made for amortization of income properties, the costs of the issuance or sale of Units and all other items which are not proper determinants of our actual operating income.

Computation of Capital Gains for Distribution Purposes

Our capital gains for any year means, in general, the amount of our capital gains for the year and, unless otherwise determined, is not reduced by the amount of any of our capital losses for the year or the amount of any of our capital losses carried forward from prior years.

The Trustees have proposed certain amendments to the above computations of income and capital gains for consideration by Unitholders at the 2004 meeting. See "The Trust – Constating Documents and General".

DISTRIBUTION REINVESTMENT PLAN

A distribution reinvestment plan (the "**Distribution Plan**") is available for those Unitholders electing to participate. The Distribution Plan provides that all or the requested portion of regular distributions payable to participating Unitholders will be reinvested in whole or fractional Units at the average market price of the Units on the Toronto Stock Exchange for the five trading days preceding the distribution date. In addition, participants receive a bonus number of Units equal to 3.1% of the number of additional Units acquired upon the reinvestment.

PRINCIPAL UNITHOLDERS

As at the date hereof, to our knowledge, no Units are directly or indirectly owned or controlled by any of our officers or Trustees, other than Edward Sonshine, Q.C. who holds 448,000 Units, Robert Wolf, who holds 50,168 Units, Clare R. Copeland, who holds 18,400 Units, Paul Godfrey, who holds 97,000 Units, Frank W. King, who holds 69,130 Units, Raymond M. Gelgoot, who holds 27,109 Units, Michael Stephenson, who holds 32,725 Units, Sharon Sallows, who holds 33,830 Units, Frederic Waks, who holds 83,330 Units, Jeff Ross, who holds 3,300 Units, Katherine Ritcey, who holds 24,000 Units, Danny Kissoon, who holds 6,000 Units, Donald MacKinnon, who holds 44,088 Units, and Michael Connolly, who holds 1,285 Units.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no proposed transactions which in either case have materially affected or will materially affect us in which any of our officers or Trustees had or has any material interest, direct or indirect.

UNIT OPTION PLAN

Among the purposes of the 1995 Restructuring was the creation of a management structure which, in addition to resulting in significant savings in annual management and transaction fees for us, would result in compensation of management based on our performance, so as to more closely align the interests of management with our interests and the interests of Unitholders.

As part of the 1995 Restructuring, the Unitholders approved the creation of a unit option plan (the "**Option Plan**") to encourage equity participation in us by our management and consultants and members of the Board of Trustees and, in addition, to provide for an effective means of compensation to such persons based on the market value of the Units from time to time.

The Option Plan is administered by the human resources and compensation committee of the Board of Trustees, which has the power to amend, modify, suspend or terminate the Option Plan, subject to any necessary regulatory and Unitholder approvals.

In accordance with the policy governing options and other compensation arrangements promulgated by the Toronto Stock Exchange on March 22, 1994, the Option Plan is subject to the following:

(a) options issued under the Option Plan have a maximum term of ten years and are non-assignable;

(b) the exercise price at which options may be exercised may not be lower than the market price of the Units on the Toronto Stock Exchange at the time of grant;

(c) the number of Units reserved for issuance to any one person pursuant to the Option Plan may not exceed 5% of the outstanding Units;

(d) absent the approval of the Unitholders (given by a majority of "disinterested" Unitholders voting):

   (i) the number of Units reserved for issuance pursuant to the Option Plan granted to insiders (including officers of the Trust, members of the Board of Trustees and persons related thereto) may not exceed 10% of the outstanding Units;

   (ii) the number of Units issued to insiders within a one year period may not exceed 10% of the outstanding Units; and

   (iii) the number of Units issued to any one insider and his or her associates within a one year period may not exceed 5% of the outstanding Units;

(e) absent the approval of the Unitholders (given by a majority of Unitholders voting), the total number of Units in respect of which options may be granted under the Option Plan may not exceed 14,000,000; and

(f) any material amendment to an option held by an insider (including a change in the exercise price or expiry date) will require the approval of the Toronto Stock Exchange and the approval of "disinterested" Unitholders.

Page 11 of our management information circular dated April 14, 2004 for use in connection with the 2004 Meeting, which is available on SEDAR at www.sedar.com, sets forth the options granted pursuant to the Option Plan to our executives and is incorporated by reference herein.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Units is CIBC Mellon Trust Company at its principal office in the City of Toronto.

ADDITIONAL INFORMATION

We will provide to any person or company, upon request to our Chief Financial Officer:

1. at any time when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of our securities:

   (a) one copy of the latest annual information form, together with one copy of any documents or the pertinent pages of any document, incorporated therein by reference;

   (b) one copy of our consolidated financial statements filed under the statutory disclosure requirements of the various provincial and territorial securities acts and related disclosure legislation (collectively called the "**Acts**") for our most recently completed financial year in respect of which financial statements have been issued together with the report of the auditor thereon and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

   (c) one copy of our information circular filed under the Acts in respect of the most recent annual meeting of the Unitholders which involves the election of Trustees; and

   (d) one copy of any reports filed pursuant to the Acts which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under subparagraphs 1 (a), (b) and (c); or

2. at any other time, the documents referred to in subparagraphs 1(a), (b) and (c) above, provided that we may require the payment of a reasonable charge from any such person or company who is not a Unitholder where the documents are furnished under this paragraph.

Additional information regarding trustees' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions is contained in the management information circular for the 2004 Meeting. Additional financial information is provided in our consolidated financial statements for the year ended December 31, 2003. A copy of such documents is available on the Internet site of SEDAR at www.sedar.com. In the alternative, a copy may be obtained upon written request from our Chief Financial Officer.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Purpose:

To assist the Board in fulfilling its oversight responsibilities by reviewing, advising and making recommendations to the Board on:

1. The integrity of the financial information,
2. The financial reporting process,
3. The systems of internal controls which Management and the Board of Trustees have established,
4. The performance of the Trust's external auditors,
5. The external auditors' qualifications and independence, and
6. The Trust's compliance with related legal and regulatory requirements and internal policies.

Organization:

1. The Audit Committee shall consist of three or more Trustees appointed by the Board of Trustees, none of whom shall be officers or employees of the Trust or any of the Trust's affiliates.

2. Each of the members of the Audit Committee shall satisfy the applicable independence requirements of the laws governing the Trust, the applicable stock exchanges on which the Trust's securities are listed and applicable securities regulatory authorities.

3. The Board of Trustees shall designate one member of the Audit Committee as the Committee Chair. Members of the Audit Committee shall serve at the pleasure of the Board of Trustees for such term or terms as the Board of Trustees may determine or until he or she resigns.

4. Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Trustees in its business judgment.

5. At least one member of the Audit Committee shall have accounting or related financial experience as such qualification is interpreted by the Board of Trustees in its business judgment.

Authority:

1. The Audit Committee or any Trustee shall have unrestricted access to members of Management and relevant information.

2. The Audit Committee or any Trustee may retain independent counsel, accountants or others to assist it in the conduct of any investigation.

3. The Audit Committee shall have the authority to communicate directly with the external auditors.

Responsibilities:

1. ***General***

(a) Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

(b) Report Committee activities and actions to the Board of Trustees with recommendations, as the Committee deems appropriate.

(c) Review and update the Committee's charter annually.

(d) Perform an evaluation of the Committee's performance at least annually.

(e) Meet a minimum of four times per year or more frequently as circumstances require and at any time at the request of a member.

(f) Meet at least annually with the external auditors and Management in separate sessions to discuss any matters that the Committee believes should be discussed privately and to provide a forum for any relevant issues to be raised.

(g) Review with Management, and the external auditors, the scope of review of internal control over financial reporting, significant findings, recommendations and Management's responses for implementation of actions to correct weaknesses in internal controls.

(h) Review disclosures made by the CEO and CFO regarding significant deficiencies in the design or operation of internal controls or any fraud that involves Management or other employees who have a significant role in the Trust's internal controls.

(i) Review with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements or compliance with applicable laws and regulations, and inquiries received from regulators.

2. ***External Auditors***

(a) Recommend to the Board of Trustees the external auditors to be appointed, approve compensation of the external auditors and review and approve any proposal to change the external auditors.

(b) Review independence and qualifications of the external auditors. In assessing such independence the Audit Committee shall discuss with the external auditors, and may require a letter from the external auditors outlining, any relationships between the external auditors and the Trust or its affiliates.

(c) Review the scope and approach of the annual audit plan with the external auditors.

(d) Discuss with the external auditors the quality and acceptability of the Trust's accounting principles including all critical accounting policies and practices used, any alternative treatments that have been discussed with Management as well as any other material communications with Management.

(e) Assess the external auditors' processes for identifying and responding to key audit and internal control risks.

(f) Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider regular rotation of the audit firm.

(g) Evaluate the performance of the external auditors and present it to the Board of Trustees.

(h) Determine which non-audit services the external auditors are prohibited by law or regulation, or as determined by the Audit Committee, from providing and pre-approve all services provided by the external auditors. The Committee may delegate such pre-approval authority to a member of the Committee. The decision of any Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

(i) The Audit Committee shall review and approve the Trust's hiring policies regarding employees and former employees of the present and former external auditors of the Trust.

3. ***Financial Reporting***

(a) Review and approve the Trust's interim financial statements and interim financial information and disclosures under Management's Discussion and Analysis and earnings press release, prior to filing. If the members of the Audit Committee deem it to be necessary, they shall provide a report to the Board of Trustees based on this review.

(b) Before the Board of Trustees approves the annual financial statements and related MD&A, the Audit Committee shall review with Management and the external auditors, at the completion of the annual audit:

(i) The Trust's annual financial statements, MD&A and related footnotes.

(ii) The external auditors' audit of the financial statements and their report.

(iii) Any significant changes required in the external auditors' audit plan.

(iv) Any difficulties or disputes with Management encountered during the audit.

(v) The Trust's accounting policies.

(vi) Other matters related to conduct, which should be communicated to the Committee under generally accepted auditing standards.

The Audit Committee shall then present a report to the Board for its review.

(c) Review significant accounting and reporting issues and understand their impact on the financial statements. These include complex or unusual transactions and highly judgmental areas; major issues regarding accounting principles and financial presentations, including significant changes in the Trust's selection or application of accounting principles; the effect of regulatory and accounting initiatives, as well as off-balance sheet arrangements, on the financial statements of the Trust.

(d) Review analysis prepared by Management and/or the external auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information, including analysis of the effects of alternative GAAP methods.

(e) Advise Management, based upon the Audit Committee's review and discussion, whether anything has come to the Audit Committee's attention that causes it to believe that the financial statements contain an untrue statement of material fact or omit to state a necessary material fact.

(f) Review and monitor the administration of and compliance with the Trust's Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

4. ***Treatment of Complaints***

(a) Establish procedures for the receipt, recording and treatment of complaints received by the Trust regarding accounting, internal controls, or auditing matters.

(b) Establish procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters of the Trust.

5. ***Limitation on the Oversight Role of the Audit Committee***

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board of Trustees are subject.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Trust's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

Appendix – Audit Committee Charter Definitions

Independent

1. A member of an audit committee is independent if the member has no direct or indirect material relationship with the Trust.

2. For the purpose of subsection (1), a material relationship means a relationship, which could, in the view of the Trust's Board of Trustees, reasonably interfere with the exercise of a member's independent judgment.

3. Despite subsection (2), the following persons are considered to have a material relationship with the Trust: A person who is, or whose immediate family member is, or at any time during the three preceding fiscal years has been, an officer or employee of the Trust, or of any of its subsidiary entities or affiliated entities;

(a) A person who is, or has been, an affiliated entity of, a partner of, or employed by a current or former external auditor of the Trust, unless three years have elapsed since the person's relationship with the external auditor, or the auditing relationship, has ended;

(b) A person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former external auditor of the Trust, unless three fiscal years have elapsed since the person's relationship with the internal (if any) or external auditors, or the auditing relationship has ended;

(c) A person who is, or has been, or whose immediately family member is or has been, employed as an executive officer of an entity if any of the Trust's current executives serve on the entity's compensation committee, unless three fiscal years have elapsed since the end of the service or employment;

(d) A person who accepts, or has accepted at any time during the three preceding fiscal years, directly or indirectly, any consulting, advisory or other compensatory fee from the Trust or any subsidiary entity of the Trust, other than as remuneration for acting in his or her capacity as a member of the Audit Committee, the Board of Trustees, or any other Board committee; and

(e) A person who is an affiliated entity of the Trust or any of its subsidiary entities.

4. For the purpose of clause 3(d), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a) An immediate family member, or

(b) A partner, member or executive officer of, or person who occupies a similar position with, an entity that provides accounting, consulting, legal, investment banking or financial advisory services to the Trust or any subsidiary entity of the Trust, other than limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity.

Financially Literate

"Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements.

Accounting or Related Financial Experience

A Trustee who has "accounting or related financial experience" is one who has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

Document 118

I, Edward Sonshine, Q.C., President & CEO of RioCan Real Estate Investment Trust ("RioCan") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of RioCan, as of the date and for the periods presented in the interim filings.

Dated this 12th day of May 2004.

"Edward Sonshine"

Edward Sonshine, Q.C., President & CEO

Document 119

I, Robert Wolf, Vice President & CFO of RioCan Real Estate Investment Trust ("RioCan") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of RioCan for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of RioCan, as of the date and for the periods presented in the interim filings.

Dated this 12th day of May 2004.

"Robert Wolf"

Robert Wolf, Vice President & CFO

Document 120

Dear Fellow Unitholder:

As I have mentioned in the past, the only constant in the retail real estate business is change. This continues to be true not only in our business but in the larger economic world. Last year, the Bank of Canada reversed its policy of lowering rates and put through two interest rate increases and then reversed policy again to the point where we currently have a bank prime rate of 3.75%. Simultaneously, the economy in general, particularly that of the United States, began showing signs of revived life with the result that longer term rates, as evidenced by the bond market, moved up quickly.

While these gyrations, albeit within a relatively modest band, have little or no impact on RioCan's business or results, they certainly would appear to have an impact on the trading value of our units, out of all proportion to the reality of the effect of higher interest rates on RioCan.

However, we watch our business much more carefully than our unit value and I am pleased to report that the progress we have enjoyed in carrying out our basic strategies has enabled us to increase distributions twice over the last several months, to an annualized distribution of $1.20 per unit.

In my report to you for the second quarter of 2003, I noted that we had succeeded in reducing our actual distribution to the target of 90% of recurring distributable income, while at all times, maintaining or increasing our distribution amounts. As a result, I noted that future increases in RioCan's recurring distributable income would translate directly into increases in our cash distributions to our unitholders. The aforementioned increases are a direct result of achieving the above milestone.

The quarter itself was quite satisfactory, particularly having in mind that we finished the period with over $128 million in cash or cash equivalents, with the resultant dilutive impact. Rental revenue for the three months ended March 31, 2004 increased by 14% to $136,039,000 from the same quarter in the prior year. Distributable income from operations, referred to as RDI per unit and which forms the basis of our distributions to unitholders, increased by 1% to $0.328 per unit from the quarter a year earlier while our cash flow per unit, often referred to as funds from operations, increased by 4% from the quarter a year earlier to $0.338.

Last year, we announced the creation of the RioCan Retail Value Limited Partnership (RRVLP), together with two pension fund partners, and I am pleased to be able to advise you that this partnership will have invested about 50% of the capital committed by the end of this month, notwithstanding that it was formally organized only nine months ago. We are also extremely pleased with the progress that we are seeing in the creation of value in the properties already purchased on behalf of the partnership.

The large cash resources we are currently carrying are as a result of the exceptional increase in property values that the retail real estate market has seen in the last six months. We have chosen not to pay prices that we cannot justify but rather have focused ourselves on acquiring properties on behalf of the RRVLP and on our ongoing land intensification program and development undertakings. These latter two initiatives, largely unique amongst REITs, should enable us to add about one million square feet of prime, new retail space to our portfolio over the course of 2004 at returns far in excess of those available from acquisitions.

As always, we thank you, our unitholders, for your continued confidence in us.

Edward Sonshine, Q.C.
President and Chief Executive Officer
RioCan Real Estate Investment Trust
May 4, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands)	At March 31, 2004 (unaudited)	At December 31, 2003 (audited)
Assets		
Real estate investments		
Income properties *(Note 2)*	**$3,455,951**	$3,405,577
Properties under development	**117,202**	101,615
Mortgages and loans receivable	**74,244**	81,293
	3,647,397	3,588,485
Rents receivable	**13,641**	13,122
Prepaid expenses and other assets	**41,984**	32,317
Cash and short-term investments	**128,446**	156,667
	$3,831,468	$3,790,591
Liabilities		
Mortgages payable *(Note 4)*	**$1,763,409**	$1,720,431
Debentures payable *(Note 5)*	**338,693**	338,693
Accounts payable and accrued liabilities *(Note 6)*	**143,043**	150,727
	2,245,145	2,209,851
Unitholders' Equity		
Unitholders' equity *(Note 7)*	**1,586,323**	1,580,740
	$3,831,468	$3,790,591

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited – in thousands)

For the three months ended March 31	2004	2003
Trust units		
Balance, beginning of period *(Note 7)*	**$1,635,348**	$1,392,485
Unit issue proceeds, net	**19,358**	3,969
Balance, end of period	**$1,654,706**	$1,396,454
Value associated with unit option grants *(Note 1 (g))*		
Value associated with unit options granted subsequent to 2001 and vested at December 31, 2003	**$ 1,013**	$ –
Value associated with compensation expense for unit options granted	**135**	–
Balance, end of period	**$ 1,148**	$ –
Cumulative earnings		
Balance, beginning of period	**$ 847,828**	$ 665,412
Compensation expense associated with unit options granted subsequent to 2001 and vested at December 31, 2003 *(Note 1 (g))*	**(1,013)**	–
Net earnings	**38,494**	42,479
Balance, end of period	**$ 885,309**	$ 707,891
Cumulative distributions to unitholders		
Balance, beginning of period	**$ (902,436)**	$ (709,425)
Distributions to unitholders	**(52,404)**	(44,857)
Balance, end of period	**$ (954,840)**	$ (754,282)
Total unitholders' equity	**$1,586,323**	$1,350,063
Units issued and outstanding	**179,762**	158,895

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited – in thousands, except per unit amounts)

For the three months ended March 31	2004	2003
Revenue		
Rentals	$ 136,039	$ 118,959
Fee income	3,919	2,844
Interest income	2,988	1,880
Total revenue	142,946	123,683
Expenses		
Operating costs	45,978	40,105
Interest *(Note 10)*	34,043	29,200
General and administrative *(Note 10)*	3,462	2,752
Non-controlling interest	–	644
Amortization *(Note 1 (c) and Note 3)*	21,226	8,414
Total expenses	104,709	81,115
Net earnings from continuing operations	38,237	42,568
Discontinued operations *(Note 2)*	257	(89)
Net earnings	$ 38,494	$ 42,479
Net earnings per unit – basic and diluted		
Continuing operations	$ 0.21	$ 0.27
Discontinued operations	–	–
Net earnings	$ 0.21	$ 0.27
Weighted average number of units outstanding	178,978	158,761

The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited – in thousands, except for unit amounts)

For the three months ended March 31	2004	2003
Cash flow provided by (used in):		
Operating activities		
Net earnings	**$ 38,494**	$ 42,479
Items not affecting cash		
Amortization	**21,606**	8,922
Discontinued operations	**327**	376
Expenditures on deferred tangible leasing costs	**(2,361)**	(2,508)
Change in other non-cash operating items	**(6,869)**	(19,382)
Cash flow provided by operating activities	**51,197**	29,887
Investing activities		
Acquisition of income properties	**(38,825)**	(6,959)
Capital expenditures on income properties and properties under development	**(23,162)**	(9,290)
Mortgages and loans receivable		
Advances	**(7,090)**	(3,796)
Repayments	**10,205**	3,895
Short-term investments	**25,108**	–
Proceeds from disposition of real estate investments	**3,938**	–
Cash flow used in investing activities	**(29,826)**	(16,150)
Financing activities		
Mortgages payable		
Borrowings	**31,639**	88,596
Repayments	**(23,152)**	(42,024)
Issue of units	**12,104**	–
Units issued under distribution re-investment plan	**7,254**	3,968
Distributions paid	**(52,237)**	(44,430)
Cash flow provided by (used in) financing activities	**(24,392)**	6,110
Increase (decrease) in cash and equivalents	**(3,021)**	19,847
Discontinued operations	**(1,166)**	(749)
Cash and equivalents, beginning of period	**132,633**	5,766
Cash and equivalents, end of period	**$ 128,446**	$ 24,864
Other cash flow information		
Acquisition of income properties through assumption of liabilities	**$ 34,491**	$ 14,362
Interest paid	**$ 39,196**	$ 35,771
Cash equivalents, end of period	**$ 106,346**	$ –

The accompanying notes are an integral part of the financial statements

(unaudited – tabular amounts in thousands, except per unit amounts)
March 31, 2004

1. Significant accounting policies

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration of Trust to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

In the opinion of management, all adjustments considered necessary for fair and consistent presentation of the interim financial statements have been included. The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current period's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Real estate investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

(c) Real estate investments

(i) Income properties

For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of customer relationships, if any, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. For income property acquisitions initiated before September 12, 2003 the cost of income properties is allocated to land and buildings.

Deferred tangible leasing costs are also comprised of tenant installation costs related to income properties, including a portion of estimated internal leasing costs associated with the rental of properties, and are deferred and amortized on a straight-line basis over the term of the respective lease.

The CICA adopted recommendations that effectively disallow the use of the sinking fund method of amortization, which method was used by the Trust prior to January 1, 2004 in amortizing the cost of its buildings. This standard is prospective in application, and commencing January 1, 2004 the Trust amortizes the cost of its buildings using the straight-line method over their estimated useful lives between 29 and 40 years. The impact of the adoption of this standard increased building amortization, over what it otherwise would have been on the sinking fund basis, during the three month period ended March 31, 2004 by approximately $11,528,000 ($0.06 cents per unit) with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity.

Income properties are carried at cost less accumulated amortization. The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires an impairment loss to be recognized when the carrying amount of a long-lived asset

to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Commencing January 1, 2004 the impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 the Trust measured the impairment of an asset as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use and disposal of the asset. The Trust has determined that the impact of this new impairment standard did not have a material impact on the Trust's financial position or results of operations.

Maintenance and repairs costs are expensed against operations as incurred, while significant improvements, replacements and major renovations are capitalized to income properties.

(ii) Properties under development
Properties under development are stated at cost. Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses.

The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. Commencing January 1, 2004 the impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004 the Trust measured the impairment of an asset as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use and disposal of the asset. The Trust has determined that the impact of this new impairment standard did not have a material impact on the Trust's financial position or results of operations.

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(d) Debt financing costs
Costs and market interest rate adjustments related to debt financing are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

(e) Revenue recognition
(i) Rentals
The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair values. Rental revenue also includes the Trust's share of income from equity investments in income properties.

The CICA adopted recommendations that require the Trust to change the method of rental revenue recognition such that it can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004, the Trust reports minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable. The impact of the straight-line adjustment increased rental revenue and net earnings by approximately $1,750,000 for the three month period ended March 31, 2004.

(ii) Fee income
The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(g) Incentive unit option plan

The Trust has a unit based compensation plan which is described in Note 8.

The CICA adopted recommendations requiring the Trust to expense the fair value of all trustee and employee unit option grants. RioCan has elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 the Trust has recognized the cumulative effect by making an adjustment to opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during the three month period ended March 31, 2004 by $135,000 with a corresponding decrease to net earnings. There is no net impact on unitholders' equity.

Unit based compensation expense associated with these options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 11.85% on the underlying units, a weighted average exercise price of $13.12, a weighted average distribution yield of approximately 8.60% and a weighted average risk free interest rate of approximately 5.04%.

2. Income properties

	Cost	**Accumulated Amortization**	**Net Carrying Amount March 31, 2004**
Land	**$ 712,781**	**$ –**	**$ 712,781**
Buildings	**2,641,829**	**(101,947)**	**2,539,882**
Deferred tangible leasing costs	**55,452**	**(19,790)**	**35,662**
Deferred intangible leasing costs	**3,860**	**(188)**	**3,672**
Income properties held for resale	**87,766**	**–**	**87,766**
Discontinued operations (i)	**66,354**	**–**	**66,354**
Equity investments in income properties	**9,834**	**–**	**9,834**
	$3,577,876	**$ (121,925)**	**$3,455,951**

	Cost	Accumulated Amortization	Net Carrying Amount December 31, 2003
Land	$ 721,175	$ –	$ 721,175
Buildings	2,662,841	(87,311)	2,575,530
Deferred tangible leasing costs	55,388	(20,074)	35,314
Discontinued operations (i)	64,844	–	64,844
Equity investments in income properties	8,714	–	8,714
	$3,512,962	$ (107,385)	$3,405,577

(i) In April 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and (ii) the acquisition by the Trust of the co-owner's interests in three income properties.

The comparative information for the three month period ended March 31, 2003 also includes financial information relating to a non-retail income property disposed by the Trust in November, 2003.

Summarized financial information relating to these discontinued operations is as follows:

	2004	2003
Assets (at March 31, 2004 and December 31, 2003)	**$ 66,354**	$ 64,844
Liabilities (at March 31, 2004 and December 31, 2003; *Notes 4 and 6*)	**36,489**	35,444
Revenue (three months ended March 31)	**1,982**	1,896
Operating costs (three months ended March 31)	**807**	942
Interest expense (three months ended March 31)	**591**	667
Amortization (three months ended March 31)	**305**	376
Loss from real estate investments (three months ended March 31)	**22**	–
Net earnings (loss) (three months ended March 31)	**257**	(89)

(ii) Income properties include properties under capital lease for which the Trust has exercised its option to purchase in 2013. The components are as follows: land – $8,019,000; buildings – $25,954,000; deferred intangible leasing costs – $3,860,000; deferred tangible leasing costs – $1,979,000; accumulated amortization – $468,000; and included in mortgages payable are obligations under capital lease of $10,463,000 (annual minimum lease payments of $750,000 for each of the next five years at an imputed interest rate of 5.75% per annum).

3. Amortization

	Three months ended March 31, 2004	Three months ended March 31, 2003
Buildings *(Note 1 (c))*	**$ 18,782**	$ 6,526
Deferred tangible leasing costs	**2,076**	1,888
Deferred intangible leasing costs	**368**	–
	$ 21,226	$ 8,414

4. Mortgages payable

Mortgages payable bear interest at rates ranging between 3.91% and 12.95% per annum with a weighted average quarter end rate of 7.12% (December 2003 – 7.15%) and mature between 2004 and 2023. Future repayments are due as follows:

Year ending December 31, 2004	**$ 97,242**
2005	**120,680**
2006	**121,153**
2007	**240,329**
2008	**199,694**
Thereafter	**984,311**
	$1,763,409

At March 31, 2004 the Trust had revolving lines of credit totalling $102,500,000 (December 2003 – $102,500,000) with major Canadian financial institutions, against which the only amounts drawn were $18,225,000 of letters of credit (December 2003 – $20,572,000). These facilities are subject to annual renewal and are secured by certain income properties.

Mortgages payable include $33,597,000 pertaining to discontinued operations (Note 2 (i)). These mortgages payable bear interest at rates ranging between 5.50% and 7.33% per annum with a weighted average quarter end rate of 7.24% and mature between 2004 and 2013.

5. Debentures payable

	March 31, 2004	December 31, 2003
Series A senior unsecured, maturity of October 31, 2007, interest bearing at 7.07% per annum, payable semi-annually	**$ 13,693**	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, interest bearing at 6.75% per annum, payable semi-annually	**50,000**	50,000
Series C senior unsecured, maturity of January 18, 2006, interest bearing at 7.20% per annum, payable semi-annually	**125,000**	125,000
RealFund Series A senior unsecured, maturity of August 1, 2007, interest bearing at 7.05% per annum, payable semi-annually	**150,000**	150,000
	$ 338,693	$ 338,693

6. Accounts payable and accrued liabilities

	March 31, 2004	December 31, 2003
Tenant installation and capital expenditures	**$ 42,204**	$ 50,726
Operating expenses	**33,733**	35,547
Deferred income	**28,964**	24,829
Distributions payable to unitholders	**17,527**	17,360
Accrued interest	**16,813**	19,481
Unfunded employee future pension benefits	**911**	820
Liabilities relating to discontinued operations *(Note 2 (i))*	**2,891**	1,964
	$ 143,043	$ 150,727

7. Unitholders' equity

At March 31, 2004 there were 2,500,000 warrants outstanding. Each warrant expires on September 7, 2006 and entitles the holder to acquire one unit of the Trust at a price of $11.02.

Effective January 1, 1994 the Trust became a closed-end real estate investment trust in accordance with the restructuring approved by unitholders on November 29, 1993. Total unitholders' equity at December 31, 1993 has been reported as the opening balance of trust units at January 1, 1994.

8. Incentive unit option plan

The Trust's incentive unit option plan for its employees and trustees ("the plan") provides for option grants to a maximum of 14,000,000 units. At March 31, 2004, 3,350,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per annum from the date of grant, being fully vested after four years. All options granted under the plan after December 31, 2003 vest at 20% per annum commencing on the first anniversary after the date of grant, being fully vested after four years.

A summary of the status of the plan at March 31, 2004 and 2003, and changes during the periods ended on those dates are as follows:

	Three months ended March 31, 2004			Three months ended March 31, 2003		
Options	**Units**		**Weighted Average Exercise Price**	Units		Weighted Average Exercise Price
Outstanding, beginning of period	**4,909**	$	**11.22**	5,686	$	10.26
Granted	**400**	$	**15.20**	350	$	12.43
Exercised	**(1,221)**	$	**9.60**	(9)	$	11.25
Forfeited	**–**	$	**–**	(16)	$	12.25
Outstanding, end of period	**4,088**	$	**12.09**	6,011	$	10.38
Options exercisable at period end	**1,994**	$	**11.07**	3,718	$	$ 9.91
Weighted average fair value per unit of options granted during the period		$	**0.74**		$	0.74

9. Investment in co-ownerships

The Trust's share of the assets, liabilities, revenue and net earnings from co-ownership activities is summarized as follows:

	2004	2003
Continuing operations		
Assets (at March 31, 2004 and December 31, 2003)	**$ 798,877**	$ 815,556
Liabilities (at March 31, 2004 and December 31, 2003)	**530,364**	536,957
Revenue (three months ended March 31)	**29,407**	22,894
Net earnings (three months ended March 31)	**6,914**	7,725
Discontinued operations		
Assets (at March 31, 2004 and December 31, 2003)	**$ 66,189**	$ 64,660
Liabilities (at March 31, 2004 and December 31, 2003)	**36,496**	35,452
Revenue (three months ended March 31)	**1,986**	1,832
Net earnings (three months ended March 31)	**281**	431

Guarantees and contingencies (Note 12)

10. Capitalization of carrying costs

	Three months ended March 31, 2004	Three months ended March 31, 2003
Interest		
Interest expense	**$ 35,937**	$ 30,943
Capitalized to real estate investments	**(1,894)**	(1,743)
Net interest expense	**$ 34,043**	$ 29,200
General and administrative		
General and administrative expense	**$ 4,005**	$ 3,483
Capitalized to real estate investments	**(543)**	(731)
Net general and administrative expense	**$ 3,462**	$ 2,752

11. Segmented disclosures

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

12. Guarantees

The Trust has provided guarantees on behalf of third parties, primarily on behalf of RioCan's partners and co-owners for their share of certain mortgages payable and to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At March 31, 2004 such guarantees amounted to $332,374,000, expire between 2004 and 2034, and $Nil has been provided for in these financial statements. The fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

Document 121

The terms "RioCan", "the Trust", "we", "us" and "our" in the following discussion and analysis refer to RioCan Real Estate Investment Trust and its consolidated financial position and results of operations for the three month period ended March 31, 2004. Our discussion and analysis should be read in conjunction with: our Unaudited Interim Consolidated Financial Statements and notes thereto for the three month period ended March 31, 2004; our Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2003 including the section on "Risks and uncertainties", and our Consolidated Financial Statements for the two years ended December 31, 2003 and 2002. Historical results and percentage relationships contained in our consolidated financial statements and MD&A, including trends which might appear, should not be taken as indicative of our future operations.

Certain information contained in this MD&A contains forward-looking statements, based on our estimates and assumptions which are subject to risks and uncertainties. This could cause our actual results to differ materially from the forward-looking statements contained in this discussion.

Overview

We are publicly traded and listed on the Toronto Stock Exchange under the symbol REI.UN. We are Canada's largest real estate investment trust ("REIT") as measured by assets and total market capitalization.

Our purpose is to deliver to our unitholders stable and reliable cash distributions that will increase over the long term. We seek to do so by following a strategy of owning, developing, managing and operating Canadian retail real estate. At March 31, 2004 we had ownership interests in a portfolio of 172 shopping centres comprising 28.3 million square feet. The specific retail areas in which we invest are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. We have in-house professionals possessing all real estate related functional capabilities to assist us in achieving our business plan.

Our core investment strategy is to focus on stable, low risk retail properties to satisfy our purpose of maintaining and creating stable and growing recurring distributable income ("RDI"). Given that we have a full range of real estate related in-house functional capabilities, we have also developed a strategy of enhancing RDI by leveraging these capabilities in pursuing opportunities where value-added potential exists. Such initiatives would generally encompass the acquisition of properties that would not be core investments for RioCan, and undertaking redevelopment and/or repositioning with the intention of resale at the completion of the value added activities. Such initiatives may be undertaken on our own or with partners. Programs commenced under this strategy include: RioCan Retail Value Limited Partnership ("RRVLP"), a partnership that acquires income properties for purposes of redevelopment or repositioning with the intention of resale; and income properties acquired or developed for resale (both directly, and indirectly through our mezzanine lending program). These programs are further discussed under our Asset Profile.

Significant Accounting Policies

Our consolidated financial statements for the three months ended March 31, 2004 include a detailed description of our accounting policies in Note 1 to these financial statements. Refer to our MD&A for the two years ended December 31, 2003 and 2002 for a discussion of our significant accounting policies for building amortization, impairment of real estate investments, guarantees, and the fair value of financial instruments. During the three months ended March 31, 2004, Canadian generally accepted accounting principles ("GAAP") required us to make changes to our significant accounting polices for building amortization and impairment of real estate investments.

Building amortization

We are required to assess the useful lives of our income properties for purposes of determining the amount of building amortization to record on a quarterly and annual basis. The Canadian Institute of Chartered Accountants ("CICA") adopted recommendations that effectively disallow the use of the sinking fund method of amortization, which method was used by us prior to January 1, 2004 in amortizing the cost of our buildings. This standard is prospective in application, and commencing January 1, 2004 we amortize the cost of our buildings using the straight-line method over their estimated useful lives between 29 and 40 years. The adoption of this standard increased our building amortization, over what it otherwise would have been on the sinking fund basis, during the three month period ended March 31, 2004 by approximately $11.5 million with corresponding reductions to net earnings, the net carrying amount of income properties and unitholders' equity. Our determination of the estimated useful lives of our buildings could vary under differing circumstances and result in a significantly different calculation of building amortization. The amount of building amortization has a direct impact on our net earnings.

Impairment of real estate investments

We continually evaluate the recoverability of the net carrying amount of our income properties and properties under development. The CICA's new accounting standard for impairment of long-lived assets is prospective in application and requires us to record an impairment loss when the carrying amount of these real estate investments exceeds the sum of the undiscounted cash flows expected from their use and disposal. Commencing January 1, 2004 any impairment we recognize should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Prior to January 1, 2004, we measured any impairment of our real estate investments as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use and disposal of the asset. We have determined that the impact of this new impairment standard did not have a material impact on our financial position or results of our operations. In making this determination, our estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

Additionally, we continually evaluate our mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable will not be recovered through the inability of the underlying assets' performance to support a fair value that would not exceed the net equity in these assets considering third party guarantees. Our estimates of future cash flow and fair values could vary and result in a significantly different assessment of impairment.

Asset Profile

Real estate investments

Income properties were $3.46 billion at March 31, 2004 as compared to $3.41 billion at December 31, 2003. Our income properties are comprised of five distinct components, being: (i) long-lived income properties (those income properties consistent with RioCan's core investment strategy as discussed above); (ii) properties held for sale and discontinued operations (arising from disposals of long-lived income properties); (iii) properties held for resale (properties for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business); (iv) real estate investments accounted for using the equity method ("equity accounted for investments"); and (v) deferred leasing costs. The change in each of the components of income properties is discussed below.

For acquisitions initiated on or after September 12, 2003 the cost of income properties is allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of any customer relationships ("acquired leasing costs"), and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. For income property acquisitions initiated before September 12, 2003, the cost of income properties is allocated to land and buildings.

The change in our land, buildings and acquired leasing costs is primarily attributable to our acquisition of interests in three income properties, aggregating 477,000 square feet, for $77.3 million during the first three months of 2004, of which $34.5 million was financed through the assumption of related mortgage debt; and (ii) a disposition of an interest in an income property with a net carrying amount of $8.7 million that generated gross proceeds of $8.7 million. This compares to (i) an acquisition of $21.6 million during the three month period ended March 31, 2003 of which $14.4 million was financed through the assumption of related mortgage debt.

No acquisitions completed during the three month period ended March 31, 2004 were on account of our 50% joint venture with Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. This compares to such acquisitions of $21.6 million for the corresponding period of 2003. Originally, RioCan and Kimco each committed to invest $50 million on a joint venture basis to acquire and develop shopping centres in Canada. Subsequently, this commitment was increased such that both parties agreed to each invest up to $250 million if invested by January 18, 2003 after which time the commitment expired. The strategic alliance described above provided that we grant Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by RioCan. Although this exclusive right of first refusal expired on January 18, 2003 the parties continue joint investments on an ongoing basis. RioCan continues to provide property management, development and leasing services for all the properties that are owned by the joint venture.

Equity-accounted for investments increased to $9.8 million at March 31, 2004 from $8.7 million at December 31, 2003. The change is primarily attributable to our additional investment in RRVLP of $1.1 million during the first quarter of 2004. At March 31, 2004 RioCan's interests in the underlying real estate assets of all its equity accounted investments was $25.4 million (December 31, 2003 – $18.8 million) and in the related underlying mortgages payable was $13.9 million (December 31, 2003 – $8.8 million).

We have a 15% equity interest ($8.0 million at March 31, 2004) in RRVLP. RRVLP was formed in August 2003 with a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS") and a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which our share is up to $30 million), which taken together with third-party debt, will enable RRVLP to invest more than $500 million in targeted investments. At March 31, 2004 RRVLP had acquired five shopping centres with a total cost aggregating $122.3 million. Commencing with the earlier of: (i) the expiration of a three year investment period, or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for a further four years. TIAA-CREF is a major U.S. pension fund, with approximately US$300 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $32 billion in net investment assets. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing value-added opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

As discussed above (see Overview) we have a strategy of leveraging our in-house real estate expertise by pursuing opportunities where value-added potential exists, but the resulting assets would not be core investments. We have segregated those properties already owned that meet these criteria and are now reporting them separately as properties held for resale. Furthermore, we have several such other properties under development through our mezzanine lending program and have entered into agreements to acquire additional properties, all of which will be reported as properties held for resale.

Effective for disposals initiated on or after May 1, 2003, we would generally be required to reclassify a planned disposition of a 100% interest in a long-lived income property as discontinued operations. Alternatively, a planned disposition of less than a 100% interest in a long-lived income property would require classification as income properties held for sale. Subsequent to a transfer in either case, we would no longer record amortization of buildings and deferred leasing costs on these income properties.

During the first quarter of 2004 we transferred $66.4 million of income properties to discontinued operations. In April 2004 the Trust restructured certain co-ownership interests with a co-owner resulting in: (i) the disposition of the Trust's 50% interest in two income properties to the co-owner; and, (ii) the acquisition by the Trust of the co-owner's interests in three income properties. This transaction resulted in net proceeds to the Trust of approximately $35 million.

Our portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with our dedicated internal leasing professionals who represent us and deal with tenant representatives. The costs associated with our internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $2.4 million for the three month period ended March 31, 2004 versus $2.5 million for the comparable period in 2003. We also invest capital on an ongoing basis for the maintenance of our properties. Typical costs incurred are for roof replacement programs and the paving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

As a normal part of our business, we expand and redevelop existing shopping centres. The costs related to these activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, interest on both specific and general debt. We recognize that some property acquisitions require substantial capital expenditures to enable them to compete effectively. We take these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price.

Properties under development were $117.2 million at March 31, 2004 as compared to $101.6 million at December 31, 2003. During the three month period ended March 31, 2004 cash outlays were $22.3 million on expansion opportunities and other development related expenditures as compared to $7.3 million for the comparable period in 2003. The increase in (re)development activity is consistent with our focus on land intensification at our properties. The balance of the change for both 2004 and 2003 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) from properties under (re)development.

During the three month period ended March 31, 2004 $0.9 million of cash was invested in capital expenditures on income properties, which, when taken together with $22.3 million of cash expended on properties under development, resulted in a total cash outflow during the first quarter of 2004 of $23.2 million for capital expenditures on income properties and properties under development. During the comparative period in 2003 $2.0 million of cash was invested in capital expenditures on income properties, which, when taken together $7.3 million of cash expended on properties under development, resulted in a total cash outflow of $9.3 million for capital expenditures on income properties and properties under development.

Our mortgages and loans receivable decreased to $74.2 million at March 31, 2004 from $81.3 million at December 31, 2003. At March 31, 2004 the components comprising our mortgages and loans receivable were as follows: (i) mortgages and loans receivable from co-owners – $20.5 million (December 2003 – $22.4 million); (ii) participating mortgages and loans receivable – $46.9 million (December 2003 – $52.0 million); and (iii) other mortgages and loans receivable – $6.9 million (December 2003 – $6.9 million).

Our mortgages and loans receivable from co-owners bear interest at rates varying from 10% to 12% per annum with a weighted average quarter end rate of 10.83% (December 2003 – 10.21%). These mortgages and loans receivable from co-owners have fixed maturity dates between 2004 and 2008. Prior to maturity, these mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

Our participating mortgages and loans receivable bear interest at rates ranging from 10% to 12% per annum and entitle us to a share of the income generated by the properties securing those mortgages ("the properties"). These participating mortgages and loans receivable mature on the earlier of (i) ten years from the date of initial advance and (ii) subject to the borrower's right to extend for a further five years, the date of completion of the acquisition by the Trust of its interest. We have options to purchase (and the borrowers have options to require us to purchase) an interest (generally between 33 1/3% and 50%) in the properties. We can exercise these options upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans will also be repaid from the cash flows generated from the exercise of our options to purchase the properties and from operating and capital transactions relating to the properties.

Advances of mortgages and loans receivable during the three month period ended March 31, 2004 totaled $7.1 million as compared to $3.8 million for the comparable period in 2003. Principal repayments of such amounts totaled $10.2 million during the three month period ended March 31, 2004, an increase over the $3.9 million we received for the comparable period in 2003. During the three month period ended March 31, 2004 approximately $7.4 million of principal was repaid by borrowers with the proceeds of our acquisitions of the borrowers' interests in certain properties (including through the exercise of options to purchase) that had been financed by RioCan through participating and co-owners mortgage loans as compared to $NIL for the corresponding period in 2003. Other repayments during 2004 and 2003 included the repayment(s) of a vendor-take-back mortgage(s) and the balance of repayments were from cash flows generated from operating and capital transactions relating to the underlying properties.

Of the March 31, 2004 balance of participating mortgages and loans receivable, up to $20.5 million can be repaid from cash flows generated from the exercise of options to (require the) purchase of interests in the properties. At March 31, 2004 the exercise of these options would have resulted in an increase in our real estate investments and our mortgages payable of approximately $18.9 million.

Other operating items

Our rents receivable were $13.6 million at March 31, 2004 compared to $13.1 million at December 31, 2003. Included in rents receivable at March 31, 2004 is deferred rents receivable of $2.4 million relating to the change in reporting rental income from a contractual basis to a straight-line basis (refer to our discussion under Revenue). During the first quarter of 2004 we had a decrease in our contractual rents receivable which was attributable to increased collections of property tax, common area and other billings to tenants and from co-owners. Prepaid expenses and other assets increased to $42 million at March 31, 2004 from $32.3 million at December 31, 2003. This increase is largely attributable to an increase in prepaid property taxes. Accounts payable and accrued liabilities decreased to $143.0 million at March 31, 2004 from $150.7 million at December 31, 2003. This decrease is mainly due to: (i) a decrease in accrued interest payable resulting from the timing of interest payments on our debentures payable; (ii) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures; and partially offset by (iii) an increase in deferred income.

Changes in other non-cash operating items (i.e. working capital) used $6.9 million of cash for the three month period ended March 31, 2004 compared to using cash of $19.3 million for the comparative period in the prior year. The reduced cash outflows during the three months ended March 31, 2004 are attributable to, amongst other items: (i) an increase in the collection of accrued interest receivable resulting from the increase in mortgage receivable principal repaid as compared to the corresponding period of 2003 by borrowers with the proceeds of the Trust's acquisitions of the borrowers' interests in properties; (ii) increased collections of property tax, common area and other billings to tenants and from co-owners; and partially offset by (iii) increased prepayments of property operating costs.

Capital Structure and Liquidity

Debt

Standard & Poor's ("S&P") and the Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's unsecured debentures. DBRS has provided the Trust with a credit rating of BBB (stable) relating to RioCan's unsecured debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies.

RioCan's Declaration of Trust ("Declaration") provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of buildings). Notwithstanding these unitholder approved limits, RioCan limits its debt to 55% of aggregate assets. At March 31, 2004 our indebtedness was 53.4% of aggregate assets and we could therefore incur additional indebtedness of $141.9 million and still adhere to our policy of not exceeding a 55% leverage limitation. Comparatively, at December 31, 2003 our indebtedness was 53.1% of aggregate assets and we could therefore incur additional indebtedness of over $165.2 million and still adhere to our policy of not exceeding a 55% leverage limitation.

At March 31, 2004 our aggregate indebtedness was $2.10 billion as compared to $2.06 billion at December 31, 2003. At March 31, 2004 the composition our aggregate indebtedness was as follows: (i) mortgages payable of $1.76 billion as compared to mortgages payable of $1.72 billion at December 31, 2003; and (ii) senior unsecured debentures payable ("debentures") of $338.7 million for both periods.

The increase in indebtedness during the three month period ended March 31, 2004 resulted primarily from: (i) new secured debt cash borrowings of $31.6 million; (ii) $34.5 million of mortgage financing assumed on the acquisition of real estate investments; and (iii) we repaid mortgage debt of $23.2 million (including $10.4 million in scheduled amortizations). During the comparative period in 2003 we: (i) received cash proceeds of $88.6 million from new mortgage debt borrowings; (ii) $14.4 million of mortgage financing was assumed on the acquisition of a real estate investment; and (iii) we repaid mortgage debt of $42 million (including $8.4 million through scheduled amortizations).

At both March 31, 2004 and December 31, 2003 we had four series of debentures outstanding totaling $338.7 million. Such debt requires no ongoing scheduled repayments of principal.

The vast majority of our mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). We follow this policy as it generally results in lower interest costs than would otherwise be obtained. On a combined basis, our mortgages and debentures payable bear a March 31, 2004 quarter end weighted average interest rate of 6.9% with a weighted average term to maturity of 5.8 years, and have repayments for the next five years ending December 31 as follows: 2004 – $97.2 million of which $33.8 million relates to scheduled amortizations for the last nine months of 2004 (4.6% of aggregate indebtedness); 2005 – $170.7 million of which $44.4 million relates to scheduled amortizations and $50.0 million relates to debentures (8.1% of aggregate indebtedness); 2006 – $246.2 million of which $44.6 million relates to scheduled amortizations and of which $125 million relates to debentures (11.7% of aggregate indebtedness); 2007 – $404 million of which $43.7 million relates to scheduled amortizations and of which $163.7 million relates to debentures (19.2% of aggregate indebtedness); and 2008 – $199.7 million of which $39.1 million relates to scheduled amortizations (9.5% of aggregate indebtedness).

Included in 2004 maturities are: (i) $33.8 million of scheduled amortizations; (ii) $16.8 million in construction loans that are expected to be refinanced with long-term financing at completion of the (re)developments; and (iii) $46.6 million of mortgage debt maturing in 2004. We expect that all maturities will be refinanced or repaid in the normal course.

At March 31, 2004 we had revolving lines of credit in place totaling $102.5 million with major Canadian financial institutions, against which the only amounts drawn were $18.2 million of letters of credit. These facilities are subject to annual renewal and are secured by certain income properties.

Off balance sheet assets and liabilities and guarantees

Certain of our mortgages receivable contain income participation rights in the underlying real estate. In addition, we have real estate investments accounted for using the equity method. If GAAP allowed us to use proportionate consolidation for these real estate investments, there would have been no impact on RDI; however, our interest in the underlying real estate assets of these investments would have resulted in increases in: (i) real estate investments of $34.5 million; and (ii) long-term debt of $32.8 million. Furthermore, our indebtedness would have increased to 53.7% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily on behalf of RioCan's partners and co-owners for their share of certain mortgages payable and to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable. Recourse would be had to us under these guarantees in the event of a default by the borrowers, in which case we would have a claim against the underlying real estate investments. At March 31, 2004 such guarantees amounted to $332.4 million and expire between 2004 and 2034. We have determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which we have provided guarantees, and therefore we have not provided for any such amounts in our consolidated financial statements.

Equity

Unit issue net proceeds for the three month period ended March 31, 2004 were $19.4 million as compared to $4.0 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) 1.2 million units were issued under our trustee and employee unit option plan in the three month period ended March 31, 2004 versus 9,000 units in the corresponding period for 2003; and (ii) 490,000 units were issued under the distribution reinvestment plan and direct purchase plans in the first quarter of 2004 versus 313,000 units for the comparative period of 2003.

We provide long term incentives to certain employees by granting options through the unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting options is to encourage employees to acquire an ownership interest in RioCan over time and acts as a financial incentive for such persons to consider the long term interests of RioCan and its unitholders. During the three month period ended March 31, 2004, we granted 400,000 unit options (2003 – 350,000) under this plan.

The CICA adopted recommendations requiring us to expense the fair value of all trustee and employee unit option grants. We have elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 we recognized the cumulative effect of such unit based compensation by making an adjustment to our opening unitholders' equity without restatement of prior periods. The impact of the adoption of this standard increased general and administrative expense during the three month period ended March 31, 2004 by $135,000 with a corresponding decrease to net earnings. There is no net impact on net unitholders' equity.

At March 31, 2004 there were 2,500,000 warrants outstanding that were issued to Kimco in September 2001. Each warrant expires on September 7, 2006 and entitles Kimco to acquire one unit of RioCan at a price of $11.02.

Financial liquidity and capital commitments

S&P and the DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at March 31, 2004 was SR-2. This rating category reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At March 31, 2004 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated RioCan with the highest stability rating for any REIT in Canada.

During the three month period ended March 31, 2004 distributions to our unitholders increased by 16.7% to $52.4 million compared to $44.9 million for the comparative period in 2003. Of the distributions we made to our unitholders during the first three months of 2004, $7.3 million was reinvested by our unitholders through the distribution reinvestment program as compared to $4 million for the comparative period in 2003.

In April 2004 we increased our monthly distributions to our unitholders by 2.6% to $0.10 per unit per month from $0.0975 per unit per month. During the three month period ended March 31, 2004 distributions per unit to our unitholders increased by 3.5% to $0.293 per unit as compared to $0.283 per unit for the comparative period in 2003.

Our Declaration requires us to distribute to our unitholders 90% or more of our annual RDI with the balance being retained by us for use in our operations. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. Our method of calculating RDI may differ from other issuers' methods and accordingly RDI as we report it may not be comparable to other issuers.

Recently there have been numerous changes to GAAP, in part reflective of recent accounting developments internationally, including the United States. We anticipate that there will be further changes. Many of these changes will have a significant impact on the real estate industry in Canada generally and the Trust specifically. Examples of these changes include: (i) higher amortization of tenant improvements and leasing commissions on property acquisitions; (ii) the application of fair value lease accounting; (iii) straight line rent accounting; and (iv) the expensing of options granted under unit-based compensation arrangements.

We expect that these changes will cause our GAAP statement of net earnings to be less useful in determining our ability to make current period cash distributions.

Our Trustees believe that a change is desirable in the method of computing RDI as currently described in our Declaration. Approval is being sought to revise our definition of RDI at our Annual and Special Unitholders' meeting to be held on June 2, 2004.

The proposed amendments define RDI to provide greater certainty to our unitholders that these and other accounting changes will not have a negative impact on RDI. The proposed amendments will also provide a measure that is more representative of our operating performance. The application of these amendments will not result in a reduction in the amount of distributions payable to unitholders, if such amount had been calculated on the basis of the existing method of calculation. The proposed amendments also provide our Trustees with discretion to deal with future changes to GAAP and to normalize the effect of income of the Trust that recurs on a regular, but not necessarily an annual, basis. Notwithstanding these amendments, the Trustees have no intention of reducing the distributions below their current levels (provided that our financial results remain comparable to the most recently completed fiscal year).

Our Trustees propose, effective from and after January 1, 2004, that RDI of the Trust for or in respect of any period shall be based on the consolidated net earnings of the Trust for the period computed in accordance with GAAP adjusted as follows:

(a) by adding back to consolidated net earnings the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements, customer relationships); (ii) losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale); and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net earnings the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale); (ii) amortization of the differential between original rents and market rents arising at the time of acquisition; and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line basis for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Should our unitholders approve these proposed amendments to the definition of our RDI, our RDI for the three months ended March 31, 2004 will be as follows:

(thousands of dollars, except per unit amounts)

Net earnings	$ 38,494
Amortization of tangible capital assets	19,398
Amortization of deferred tangible leasing costs	2,076
Amortization of deferred intangible leasing costs	368
Impact of accounting for minimum rental revenue on a straight-line basis	(1,750)
Compensation expense recorded from the granting of unit options	135
Amortization of the differential between original rents and market rents	(23)
Loss from disposition of real estate investments	22
Recurring distributable income	58,720
Retention of recurring distributable income	(6,316)
Distributions to unitholders	$ 52,404
Per unit	
Recurring distributable income	$ 0.328
Retention of recurring distributable income	(0.035)
Distributions to unitholders	$ 0.293

During the year ended December 31, 2003, RDI was calculated generally as annual net earnings excluding gains and losses from real estate investments, amortization of buildings, and provisions for impairment of real estate investments.

RDI for the three months ended March 31, 2004 calculated on a comparable basis to that of 2003 would have been as follows:

(thousands of dollars, except per unit amounts)

Three month period ended March 31	2004	2003
Net earnings	$ 38,494	$ 42,479
Amortization of tangible capital assets	19,398	7,378
Amortization of deferred tangible leasing costs	159	–
Amortization of deferred intangible leasing costs	368	–
Impact of accounting for minimum rental revenue on a straight-line basis	(1,750)	–
Compensation expense recorded from the granting of unit options	135	–
Amortization of the differential between original rents and market rents	(23)	–
Loss from disposition of real estate investments	22	–
Recurring distributable income	56,803	49,857
Retention of recurring distributable income	(4,399)	(5,000)
Distributions to unitholders	$ 52,404	$ 44,857
Per unit		
Recurring distributable income	$ 0.317	$ 0.314
Retention of recurring distributable income	(0.024)	(0.031)
Distributions to unitholders	$ 0.293	$ 0.283

We ended the first quarter of 2004 with $128.5 million of cash and short-term investments and over $84 million of available undrawn annual bank lines of credit. Our bank credit facilities are available to fund property acquisitions and (re)developments and to meet short term working capital requirements. As indicated above, at March 31, 2004 our indebtedness was 53.4% of aggregate assets and we could therefore incur additional indebtedness of $141.9 million and still adhere to our policy of not exceeding a 55% leverage limitation.

We anticipate that our cash flows from operations will continue to provide adequate capital to fund our operating and administrative expenses, regular interest costs on our debt and distributions to unitholders. In addition, we anticipate that cash on hand, borrowings under our revolving credit facilities, and our ability to access public equity and debt markets, should we decide to take such action, will provide the necessary capital required by RioCan to fund our ongoing capital commitments and obligations and execute our business plan.

Results of Operations

We reported net earnings of $38.5 million for the three month period ended March 31, 2004 as compared with net earnings of $42.5 million for the comparative period in 2003. Net earnings per unit for the three month period ended March 31, 2004 were $0.21 versus $0.27 for the comparative period in 2003. The impact of the accounting releases we adopted prospectively on January 1, 2004 which required us to change our method of: (i) calculating building amortization from the sinking fund basis to the straight line basis; and (ii) reporting rental revenue on a straight-line basis from a contractual basis, reduced net earnings for the three months ended March 31, 2004, as compared to 2003, by approximately $9.8 million ($0.06 per unit). The impact of these accounting changes and the specific components of net earnings for each respective period are discussed below.

Revenue

We retain substantially all of the benefits and risks of ownership of our income properties and therefore account for leases with our tenants as operating leases. Rental revenue includes all amounts we earn from our tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, we allocate the consideration to each element based on relative fair values. Rental revenue also includes our share of income from equity investments in income properties.

The CICA adopted recommendations that required us to change the method of rental revenue recognition such that we can no longer account for leases with contractual increases at specified periods during the lease term on a contractual basis. This standard is prospective in application and commencing January 1, 2004, we report minimum rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into income in equal periodic amounts over the term of the lease. The amount by which straight-line rental revenue exceeds minimum rents collected in accordance with the lease agreements is included in rents receivable. The impact of the straight-line rental adjustment (calculated as the straight-line rental adjustment, less provisions for potentially uncollectible amounts, adjusted for the notional amortization of capitalized free rent which we no longer record as a result of this accounting change) increased rental revenue by approximately $1.75 million for the three month period ended March 31, 2004.

Rental revenue increased by 14.3% to $136 million for the three month period ended March 31, 2004 from $119 million for the corresponding period in 2003. The increase resulted primarily from the full quarter impact of net acquisitions of income properties during 2003.

We hold our interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, we provide asset and property management services for these investments for which we earn market based fees. Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

Fee income increased by 39.3% to $3.9 million for the three month period ended March 31, 2004 from $2.8 million for the comparative period during 2003. The increase primarily resulted from increased third party asset management and property management activities.

Interest charged on mortgages and loans receivable and interest earned on cash balances increased by 57.9% to $3 million for the three month period ended March 31, 2004 from $1.9 million for the comparative period of 2003. This increase is due to substantially higher cash and short term investment balances we had on hand during the first quarter of 2004. As such, we earned interest income on higher cash and short term balances during the first three months of 2004.

Expenses

Our operating costs increased 14.7% to $46 million for the three month period ended March 31, 2004 from $40.1 million for the comparative period during 2003. Included in our operating costs are property taxes of $27.8 million which increased by 17.8% from $23.6 million form the comparative period during 2003. Deferred tangible leasing cost amortization increased 10.5% to $2.1 million for the three month period ended March 31, 2004 from $1.9 million for the comparative period during 2003. These increases resulted primarily from the full quarter impact of net acquisitions of income properties during 2003.

Building amortization increased 189.2% to $18.8 million for the three month period ended March 31, 2004 from $6.5 million for the comparative period during 2003. As previously discussed under our Significant Accounting Policies above, the CICA adopted recommendations that required us to change the method of calculating building amortization from the sinking fund method to the straight-line method. The impact of the adoption of this standard increased our building amortization during the three month period ended March 31, 2004 by approximately $11.5 million with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity.

Our interest expense increased by 16.2% to $35.9 million during the three month period ended March 31, 2004 from $30.9 million in the comparable period for 2003. The increase resulted primarily from the full quarter impact of the debt financing of net acquisitions of income properties during 2003. The increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principal and the repayment of debt related to properties sold during the periods. Amounts capitalized to real estate investments during the first three months of 2004 was $1.9 million representing 5.3% of interest expense compared to $1.7 million or 5.6% for the first quarter of 2003.

General and administrative expense includes expenses for general Trust activities and real estate investment asset management functions. Expenses for recoverable property management and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 15% to $4 million during the three month period ended March 31, 2004 from $3.5 million in the comparable period in 2003. Amounts capitalized to real estate investments during the first quarter of 2004 was $0.5 million representing 13.6% of general and administrative expense as compared to $0.7 million or 21% for the same period during 2003. The relative decrease in general and administrative expense capitalized is commensurate with the increase in fee related services undertaken by us during 2003.

Funds from Operations

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") generally defines FFO as net income adjusted for extraordinary items, gains or losses on the sale of, or provisions for impairment against, capital items and depreciation and amortization relating to capital items. FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of our performance. RioCan's method of calculating FFO is in accordance with CIPPREC recommendations but may differ from other issuers' methods and accordingly may not be comparable to FFO measured by other issuers.

We consider FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net earnings that may not necessarily be the best determinants of our operating performance (such as gains or losses on the sale of, and provisions for impairment against, real estate investments).

A reconciliation of GAAP net earnings to FFO is as follows:

(thousands of dollars, except per unit amounts)

Three months ended March 31	2004	2003
Net earnings	$ 38,494	$ 42,479
Amortization of tangible capital assets	19,162	7,034
Amortization of deferred tangible leasing costs	2,076	1,888
Amortization of deferred intangible leasing costs	368	–
Discontinued operations	327	376
Funds from operations	$ 60,427	$ 51,777
Per unit		
Funds from operations per weighted average number of units outstanding	$ 0.34	$ 0.33

Future Changes in Significant Accounting Policies

We continually monitor the CICA's recently issued accounting pronouncements to assess the applicability and impact, if any, of these pronouncements on our consolidated financial statements and note disclosures. Other than the significant accounting policies that we adopted effective January 1, 2004 and discussed throughout the body of this MD&A, we are not aware of any other recent pronouncements that would have a significant impact on our consolidated financial statements and note disclosures.

Risks and Uncertainties

In our MD&A for the two years ended December 31, 2003 and 2002 we reported that all real property investments are subject to a degree of risk. These investments are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. We reported that our net earnings and funds available for distributions to our unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations or if we were unable to lease a significant amount of available space in our properties on economically favorable lease terms. We have determined that there is no change to our assessment of the risks and uncertainties as detailed in our MD&A for the two years ended December 31, 2003 and 2002.

Document 122

GOODMANS

250 YONGE STREET
SUITE 2400
TORONTO, ONTARIO
CANADA M5B 2M6
TEL: (416) 979.2211
FAX: (416) 979.1234
www.goodmans.ca

DIRECT LINE: (416) 597-6251
lpavao@goodmans.ca

May 13, 2004

Our File No. 03-2850

VIA SEDAR
HARD COPY ON FILE

Ontario Securities Commission
Nova Scotia Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Autorité des marches financiers
- L'Agence nationale d'encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
Office of the Administrator, New Brunswick

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust (the "REIT")
Renewal Annual Information Form dated April 28, 2004 (the "Renewal AIF")

On behalf of the REIT, please be advised that the REIT will be relying on the Renewal AIF filed pursuant to National Instrument 51-102 under SEDAR project number 642689 as the Renewal AIF under National Instrument 44-101.

Thank you in advance for your assistance in this matter. Should you require further information, please do not hesitate to call me at (416) 597-6251.

Yours truly,

GOODMANS LLP

Per: *"Linda Pavao"*

Linda M. Pavao
Securities Law Clerk

cc: Maggie Sagadore, *RioCan Real Estate Investment Trust*

Document 123

RIOCAN REAL ESTATE INVESTMENT TRUST
(the "Trust")

REPORT FOR THE YEAR ENDED DECEMBER 31, 2003
(Section 114 of the *Regulation Concerning Securities* (Quebec))

Total number of options/warrants/rights to acquire units in the capital of the Trust granted to persons resident in Quebec in the year ended December 31, 2003:

Nil

Total number of units in the capital of the Trust issued pursuant to exemptions under Section 52 of the *Securities Act* (Quebec) upon exercise of options/warrants/rights granted to persons resident in Quebec in the year ended December 31, 2003:

2,437 units issued under the dividend reinvestment purchase plan, value of $32,190.73.

Document 124

Document 125

RIOCAN REAL ESTATE INVESTMENT TRUST

INSTRUCTIONS

This form of proxy is being provided to you for use in connection with the annual and special meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust ("**RioCan REIT**") to be held on June 2, 2004 at the Fairmont Royal York Hotel, Imperial Room, 100 Front Street West, Toronto, Ontario at 4:00 p.m. (Toronto time).

Please date and sign this form of proxy and return it in the enclosed envelope addressed to Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502 so that it is received not later than 5:00 p.m. (Toronto time) on Tuesday, June 1, 2004. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

PROXY

The undersigned unitholder of RioCan REIT hereby appoints EDWARD SONSHINE, Q.C. or, failing him, ROBERT WOLF (or instead of either of them ....), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following matters:

1. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the election of members of the board of trustees;

2. **FOR** ☐ **or WITHHOLD FROM VOTING ON** ☐ or, if no specification is made, **FOR**, the appointment of Soberman LLP as auditors of RioCan REIT and authorization of RioCan REIT's board of trustees to fix the auditors' remuneration;

3. **FOR** ☐ **or AGAINST** ☐ or, if no specification is made, **FOR** the proposed amendments to the Declaration of Trust; and

4. Amendments or variations to the matters identified in the Notice of Meeting and such other business as may properly come before the Meeting or any adjournment thereof at the discretion of the proxyholder.

DATED this ______ day of ____________________, 2004.

Signature of Unitholder ____________________________

NOTES:

(1) If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in the above items on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case the specified instructions will be followed.

(2) This proxy should be completed, signed and dated by holders of units. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

(3) If you wish to appoint some other person (who need not be a unitholder) to represent you at the Meeting you may do so either by inserting such person's name in the blank space provided above when completing this proxy or by completing another form of proxy.

(4) Please see the management information circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of unitholders regarding completion and use of this proxy and other information pertaining to the Meeting.

Document 126

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING
OF UNITHOLDERS AND
MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON JUNE 2, 2004

April 14, 2004

These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

INDEX

RIOCAN REAL ESTATE INVESTMENT TRUST

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by management and the board of trustees of RioCan Real Estate Investment Trust (the "**Trust**") for use at the annual and special meeting (the "**Meeting**") of the unitholders of the Trust to be held at the Fairmont Royal York Hotel, Imperial Room, 100 Front Street West, Toronto, Ontario, on Wednesday, the 2nd day of June, 2004, at 4:00 p.m. (Toronto time) for the purposes set forth in the attached Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual trustees of the Trust ("**Trustees**") or by officers and/or other employees of the Trust. The cost of solicitation, if any, will be borne by the Trust. Except as otherwise stated, the information contained herein is given as of April 14, 2004.

Enclosed with this information circular and the attached Notice of Meeting is a copy of the 2003 Annual Report of the Trust and a form of proxy for use in connection with the Meeting. A copy of the Trust's current annual information form is available on the Internet site of SEDAR (the System for Electronic Document Analysis and Retrieval which was established by the Canadian Securities Administrators) at www.sedar.com. In the alternative, a copy will be provided upon request to the Trust (at the Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario M5X 1E2).

In addition to the technical description of the voting and proxy requirements and procedures described under the headings "Management Solicitation" and "Authorized Capital and Principal Holders Thereof", various common questions, and answers to such questions, on proxy voting are set out below under the heading "Questions and Answers on Proxy Voting".

Voting of Units Represented by Management Proxies

The form of proxy forwarded to unitholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. The form of proxy affords the unitholder an opportunity to specify that the units of the Trust ("**Units**") registered in his or her name are to be voted for or against or withheld from voting in respect of the election of Trustees, the appointment of auditors and the proposed amendments to the Declaration of Trust.

On any ballot that may be called for, the Units represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of Trustees and the appointment of auditors, and will be voted for or against the proposed amendments to the Trust's amended and restated declaration of Trust (the "Declaration of Trust"), in accordance with the specifications made by unitholders in the manner referred to above.

In respect of proxies in which unitholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of Trustees and the appointment of auditors, or vote for or against the proposed amendments to the Declaration of Trust, the Units represented by proxies in favour of management nominees will be voted in favour of the election of the Trustees listed in this information circular, the appointment of auditors and the proposed amendments to the Declaration of Trust.

The Trustees know of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters that are not now known to the Trustees should properly come before the Meeting, the Units represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers of the Trust. **A unitholder desiring to appoint some other person to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees and returning the completed proxy to the Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax to (416) 368-2502, at any time up to and including 5:00 p.m. (Toronto time) on June 1, 2004.**

A proxy given by a unitholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the unitholder or by his or her attorney authorized in writing or, if the unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by fax to (416) 368-2502 at any time up to and including the second business day preceding the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Trust consists of an unlimited number of Units, of which 179,911,960 Units are issued and outstanding as of April 14, 2004 (the "**Record Date**").

Pursuant to the amended and restated declaration of trust of the Trust (the "**Declaration of Trust**"), each Unit represents an equal interest in the Trust with all other outstanding Units and all Units outstanding from time to time entitle their holders to participate pro rate in any distributions by the Trust and, in the event of termination of the Trust, in the net worth of the Trust. The Units are listed for trading on the Toronto Stock Exchange (the "**TSX**").

The holders of Units are entitled to notice of and to attend all meetings of unitholders of the Trust. Each Unit entitles its holder to one vote at all such meetings of unitholders of the Trust.

Only holders of Units of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a holder has transferred any of his or her Units after the Record Date and the transferee of such Units establishes proper ownership and demands, not later than ten days before the Meeting, that his or her name be included in the list of unitholders for the Meeting, in which case the transferee is entitled to vote his or her Units at the Meeting.

To the knowledge of the Trustees, no person or company beneficially owns or exercises control or discretion over more than 10% of the Units.

QUORUM FOR MEETING

Two unitholders of the Trust represented in person or by proxy will constitute a quorum for the Meeting or any adjournment thereof.

QUESTIONS AND ANSWERS ON PROXY VOTING

Q. What am I voting on?

A. Unitholders are voting on the election of Trustees for the coming year, on the appointment of auditors and certain proposed changes to the Declaration of Trust described in this information circular.

Q: Who is entitled to vote?

A: Unitholders as of the close of business on the Record Date (being April 14, 2004) are entitled to vote. Each Unit entitles the holder to one vote on those items of business identified in the Notice of Meeting. If you acquired your Units after the Record Date, please refer to the answer to the question "What if ownership of Units has been transferred after the Record Date?" to determine how you may vote such Units.

Q: How do I vote?

A: There are two ways you can vote your Units if you are a registered unitholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a unitholder, to represent you as proxyholder and vote your Units at the Meeting. If your Units are held in the name of a nominee, please refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" to determine how you may vote your Units.

Q: What if I plan to attend the Meeting and vote in person?

A: If you are a registered unitholder and plan to attend the Meeting and wish to vote your Units in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the Trust's transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. If your Units are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?" for voting instructions.

Q: Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by management and the board of trustees of the Trust and the associated costs will be borne by the Trust. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the Trustees or by officers and/or employees of the Trust.

Q: What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to Edward Sonshine, Q.C., the President & Chief Executive Officer of the Trust or Robert Wolf, the Vice-President & Chief Financial Officer of the Trust, or to another person you have appointed, to vote your Units at the Meeting.

Q: Can I appoint someone other than these representatives to vote my Units?

A: Yes. Write the name of this person, who need not be a unitholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Units. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CIBC Mellon Trust Company.

Q: What do I do with my completed proxy?

A: Return it to the Trust's transfer agent, CIBC Mellon Trust Company, in the envelope provided, or by fax to (416) 368-2502, so that it arrives no later than 5:00 p.m. (Toronto time) on June 1, 2004. This will ensure that your vote is recorded.

Q: If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the unitholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the Trust's transfer agent as described above (please see "What do I do with my completed proxy?") or to the Chairman on the day of the Meeting or any adjournment of the Meeting, prior to the time of voting.

Q: How will my Units be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or against or withhold from voting your Units in accordance with your directions. In the absence of such directions, however, your Units will be voted in the discretion of the proxyholder. If the proxyholder is management's representatives, your Units will be voted in favour of the election of Trustees, the appointment of auditors and the proposed changes to the Declaration of Trust.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. As of the date of this circular, management of the Trust knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q: How many Units are entitled to vote?

A: As of April 14, 2004, there are 179,911,960 Units outstanding. Each registered unitholder has one vote for each Unit held at the close of business on the Record Date.

Q: What if ownership of Units has been transferred after the Record Date?

A: The person who acquired such Units after the Record Date must produce properly endorsed Unit certificates or otherwise establish that he or she owns the Units and must ask the Trust no later than 5:00 p.m. (Toronto time) on May 21, 2004 that his or her name be included in the list of unitholders before the Meeting in order to be entitled to vote these Units at the Meeting.

Q: How will the votes be counted?

A: Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q: Who counts the votes?

A: The Trust's transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Trust to preserve the confidentiality of individual unitholder votes. Proxies are referred to the Trust only in cases where a unitholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q: If I need to contact the transfer agent, how do I reach them?

A: You can contact the transfer agent by mail at:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

or by telephone: (416) 643-5500
or toll-free throughout North America:
1-800-387-0825

Q: If my Units are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Units?

A: There are two ways you can vote your Units held by your nominee.

For your Units to be voted for you, please follow the instructions provided by your nominee on the voting instruction form. As an alternative to completing the voting instruction form provided by your nominee, you can enter your vote by telephone or internet in accordance with the instructions on the voting instruction form. If you are a non-registered unitholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

Since the Trust does not have access to the names of all of its non-registered unitholders, if you attend the Meeting, the Trust will have no record of your unitholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered unitholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form by following the signing and return instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Alternatively, please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

MATTERS REQUIRING UNITHOLDER APPROVAL

1. Election of Trustees

Pursuant to the Declaration of Trust, there are to be no fewer than five nor more than fifteen Trustees.

In accordance with TSX guidelines, a majority of the current members of the Trustees are persons who are neither employees nor officers of the Trust. As management's nominees for appointment as Trustees are the current Trustees as well as Messrs. Dale Lastman and Ronald Osborne, neither of whom is an employee or officer of the

Trust, the majority of the Trustees appointed at the Meeting (assuming that the unitholders of the Trust vote in favour of management's nominees) would be persons who are neither employees nor officers of the Trust.

Nominees for Appointment

The present term of office of each Trustee will expire immediately prior to the election of Trustees at the Meeting. It is proposed that each of the persons whose name appears below be elected as a Trustee to serve until the close of the next annual meeting of unitholders or until his or her successor is elected. **It is intended that on any ballot that may be called for the election of Trustees, the Units represented by proxies in favour of management nominees will be voted in favour of the election of such persons as Trustees, unless a unitholder has specified in his or her proxy that his or her Units are to be withheld from voting in the election of Trustees. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority will be exercised to vote the Units represented by proxies (other than those instructing that they be withheld from voting) for the election of such other person or persons as is determined in accordance with the best judgment of the Trustees.**

Name and Municipality of Residence	Present Principal Occupation	Period of Service as a Member	Units Beneficially Owned, Directly or Indirectly, or Controlled or Directed, as at April 14, 2004
CLARE R. COPELAND(1)(3) Toronto, Ontario	Chair, Toronto Hydro Corporation	Since February 18, 1994	18,400
SUSAN CROCKER(1) Toronto, Ontario	Corporate Director and Consultant	Since September 10, 2002	—
RAYMOND M. GELGOOT(2)(4) Toronto, Ontario	Partner, Fogler, Rubinoff LLP (law firm)	Since February 19, 1996	27,109
PAUL GODFREY(1)(3)(4) Toronto, Ontario	President and Chief Executive Officer of Toronto Blue Jays Baseball Club	Since December 14, 1993	97,000
FRANK W. KING(1) Calgary, Alberta	President and Chief Executive Officer of Metropolitan Investment Corp.	Since October 27, 1995	69,130
DALE H. LASTMAN(5)(6) Toronto, Ontario	Co-Chair and Partner, Goodmans LLP (law firm)	—	—
RONALD W. OSBORNE(5)(7)	Corporate Director	—	—
SHARON SALLOWS(2)(4) Toronto, Ontario	Partner, Ryegate Capital Corporation	Since June 1, 1999	33,830
EDWARD SONSHINE, Q.C.(2) Toronto, Ontario	President and Chief Executive Officer of the Trust	Since December 14, 1993	448,000
MICHAEL STEPHENSON(3) Toronto, Ontario	Principal of Stephenson, Leftwick & Short	Since August 19, 1994	32,725

(1) indicates member of the Audit Committee
(2) indicates member of the Investment Committee
(3) indicates member of the Human Resources and Compensation Committee
(4) indicates member of the Nominating and Governance Committee
(5) indicates that the nominee does not currently serve as a Trustee
(6) Mr. Lastman is Co-Chair of the law firm Goodmans LLP and has been a partner there since 1989. Mr. Lastman is also a director of Maple Leaf Sports & Entertainment Ltd. and is an Alternate National Hockey League Governor. Mr. Lastman is also a director of Roots Canada Ltd. and World Wrestling Entertainment Canada, Inc. and is the Chairman of the Board of Directors of Graf Canada Ltd. Mr. Lastman was a recipient and is now a director of Canada's Top 40 under 40 and serves as a Member of the Board of Trustees of the Hospital for Sick Children. He is the Chairman of the Board of the York University Alumni Association, a member of the Board of Governors of York University, and a director of Canada's Walk of Fame, the Toronto Community Foundation, Baycrest

Centre for Geriatric Care, a member of the Patrons Council of the Metropolitan Toronto Association for Community Living and a member of the Toronto Zoo Campaign Advisory Cabinet.

(7) Mr. Osborne is a corporate director. From 1998 until 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation, an electricity generating company. Mr. Osborne held various positions with the BCE group from 1995 to 1998, including President and Chief Executive Officer of Bell Canada. Mr. Osborne is also a director of Torstar Corporation, Four Seasons Hotels Inc., Sun Life Assurance Company of Canada, Air Canada and Shell Canada Limited, and is a member of the Board of Governors of Roy Thomson Hall.

Each of the persons listed above has held his or her principal occupation for at least the five preceding years except: (i) Clare R. Copeland, who prior to April 2002 was Chairman and Chief Executive Officer of OSF Inc. and prior to June 2, 1999 was the President and Chief Executive Officer of Peoples Jewellers Corporation, and (ii) Paul Godfrey, who prior to June 30, 2000 was an officer with Sun Media Corporation.

Management of the Trust and the Trustees, as a group (16 persons), own beneficially or exercise control or direction over 938,365 Units, or approximately 0.52% of the outstanding Units, as at the Record Date.

The following table sets forth the number of board and committee meetings held and attendance by Trustees for the year ended December 31, 2003:

Number of Board and Committee Meetings Held

Board of Trustees: 5

Audit Committee: 4

Human Resources and Compensation Committee: 4

Nominating and Governance Committee: 3

Investment Committee: 4

Attendance of Trustees

Trustee	Trustee Meetings Attended	Committee Meetings Attended
Clare R. Copeland	5 of 5	4 of 4 and 4 of 4
Susan Crocker	4 of 5	4 of 4
Raymond M. Gelgoot	5 of 5	4 of 4 and 3 of 3
Paul Godfrey	5 of 5	4 of 4, 4 of 4 and 3 of 3
Frank W. King	5 of 5	4 of 4
Sharon Sallows	5 of 5	4 of 4 and 3 of 3
Edward Sonshine, Q.C.	5 of 5	4 of 4
Michael Stephenson	5 of 5	4 of 4

Compensation of Members of the Board of Trustees

Each Trustee (other than Mr. Sonshine) is paid an annual fee of $20,000 plus $1,000 per meeting of the board of trustees and board committee attended. In addition, such members are reimbursed for their expenses in connection with attending meetings of the board of trustees and committees thereof. These fees and expenses are paid by the Trust. For the year ended December 31, 2003, a total of $72,000 was paid to members of the board of trustees (other than Mr. Sonshine) in respect of "per meeting" fees. The chairperson of the board of trustees (currently Paul Godfrey) receives an additional $75,000 per annum for acting as chairperson and the chairperson of each committee of the board of trustees receives an additional $2,000 per annum for acting in such capacity. In addition, members of the board of trustees and members of committees of the board of trustees may receive such grants of Unit options as are deemed appropriate by the human resources and compensation committee of the board of trustees.

Although the Trustees, in their discretion, may vary the term and vesting provisions of options hereafter granted, all options that have been granted to date to members of the board of trustees are for a ten year period. Of the options granted prior to January 1, 2004, 20% vest immediately on the date of the grant and 20% vest thereafter

on each of the first through fourth anniversaries of the date of the grant. Options granted after January 1, 2004, vest as to 25% on each of the first through fourth anniversaries of the date of the grant.

Insurance for Trustees

The Trust maintains liability insurance for the Trustees. The current policy of insurance is in effect until September 30, 2004 and a premium of $135,000 for the one year term has been paid by the Trust. No portion of the premium is directly paid by any of the Trustees. The aggregate insurance coverage obtained under the policy is limited to $15,000,000 per loss up to a policy aggregate of $15,000,000. Under the policy, there is no deductible for individual Trustees but a deductible of $1,000,000 per loss must be absorbed by the Trust. No claims have been made or paid under such policy.

2. Appointment of Auditors

The Trustees propose to nominate Soberman LLP, Chartered Accountants of Toronto, Ontario, the present auditors, as the auditors of the Trust to hold office until the close of the next annual meeting of unitholders. Soberman LLP have been the auditors of the Trust since the Trust's inception.

In the past, the Trustees have negotiated with the auditors of the Trust on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The Trustees believe that the fees negotiated in the past with the auditors of the Trust were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

It is intended that on any ballot that may be called relating to the appointment of auditors and the fixing of their remuneration, the Units represented by proxies in favour of management nominees will be voted in favour of the appointment of Soberman LLP as auditors of the Trust and in favour of authorizing the Trustees to fix the remuneration of the auditors, unless a unitholder specifies in their proxy that their Units are to be withheld from voting in the appointment of auditors and the fixing of their remuneration.

3. Special Business — Amendments to Declaration of Trust

The Trust became an unincorporated "closed-end" trust as a result of a restructuring in November 1993. The Declaration of Trust retains Investment Restrictions that, in certain circumstances, predate that restructuring, which, although appropriate at that time, do not reflect the current developments for a real estate investment trust in Canada today. In addition, since the date of its inception, the Trust has experienced significant growth in its equity and assets and it has become apparent that, given the size of the Trust, experience gained since the inception of the Trust and developments in the markets in which the Trust operates, certain changes to the Declaration of Trust are required from time to time. On April 14, 2004, the Trustees approved the following amendments to the Declaration of Trust, subject to the approval of Unitholders at the Meeting. In particular, the Trustees believe that amendments should be made to certain of the Investment Restrictions contained in the Declaration of Trust to allow it to take advantage of opportunities consistent with the goals of the Trust by providing adequate flexibility in the competitive market in which the Trust operates. The Trustees believe that it is important to the continued success of the Trust that the Trust improve its ability to compete through the adoption of Investment Restrictions as flexible as those of many of its competitors. The rationale for each of these proposed amendments is set forth beneath the respective amendment.

(a) *Qualification of Units.* Section 4.1(c) of the Declaration of Trust restricts the Trust from making investments that would result in Units of the Trust being disqualified for investment by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, that would result in the Trust or any such plan being liable to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in the *Income Tax Act* (Canada) or that would result in the Trust paying a tax for exceeding certain investment limits.

The Trustees propose to add to such restrictions so that the Trust is also restricted from making investments that would result in Units of the Trust not being units of a "mutual fund trust" for the purposes of the *Income Tax Act* (Canada). This restriction is implied but not expressly stated in the current restrictions.

(b) *Joint Ventures.* Section 4.1(c) of the Declaration of Trust restricts the investment by the Trust in joint ventures by prescribing certain provisions that must be contained in a joint venture arrangement including, for example, a requirement that there be both a buy-sell mechanism and a right of first refusal to buy the interests of the joint venturers. This requirement has the effect of prohibiting the Trust from investing in joint venture arrangements that are otherwise suitable for investment by the Trust.

The Trustees believe that the Trust should have the ability to invest or acquire interests in joint ventures on terms that, in the opinion of management, are commercially reasonable, and management therefore has the opportunity to consider the adequacy of the protection of the Trust's interests at the time of the consideration of each proposed joint venture arrangement. In order to provide greater flexibility to the Trust in acquiring and holding properties, the Trustees believe that the proposed amendment is desirable in that it will permit the Trust maximum flexibility in entering into desirable investments.

(c) *Investment in Securities.* Subsection 4.1(d) of the Declaration of Trust provides that except for temporary investments in cash, short-term government debt securities or money market instruments maturing prior to one year after the date of issue, the Trust may not hold securities other than to the extent such securities would constitute an investment in real property.

The Trustees believe that it is in the best interests of the Trust to broaden the stated exceptions to include all government securities and all money market securities so long as they are securities of, or guaranteed by, a Schedule 1 Canadian bank and also to clarify that deposits with a Canadian bank or trust company are permitted as well as any other type of investment permitted under the terms of the Declaration of Trust.

(d) *Ancillary Activity.* Section 4.1(e) of the Declaration of Trust provides that the Trust may only invest, directly or indirectly, in income-producing real property. The definition of "real property" in the current Declaration of Trust includes securities of a person whose assets consist primarily of real property and/or investments, direct or indirect, in real property. It does not currently include an operating business involving real estate activities but which does not primarily own real property, such as an entity whose primary business is third party property management for fees. Management believes that it will be beneficial to the Trust and its operations to be able to acquire and hold interests in businesses which principally involve the ownership, maintenance, improvement, leasing or management of income-producing real property, without resorting to the so-called "basket provision" contained in Section 4.1(n) of the Declaration of Trust.

(e) *Futures Contracts.* Section 4.1(g) of the Declaration of Trust prohibits the trading by the Trust of futures contracts otherwise than for "hedging" purposes as defined by National Policy Statement No. 39. The meaning of the restriction is subject to some uncertainty. This provision may restrict certain types of financing arrangements entered into to mitigate interest rate, currency or other risks relating to the real estate activities of the Trust. The Trustees therefore propose to delete this restriction. The types of investments that the Trust are permitted to make are appropriately delineated in the Investment Restrictions such that this restriction is unnecessary.

(f) *Limitation of Liability.* Section 4.1(h) of the Declaration of Trust provides that certain written instruments entered into by the Trust, including those that the Trustees determine are material obligations, must contain provisions to the effect that the obligations being created are not personally binding on the Trustees or Unitholders.

The Trustees propose to make certain amendments to achieve a more practical approach to this provision that would allow management to determine which obligations are of such materiality as to require such provision and also to make certain other technical amendments to achieve flexibility without changing the objectives of this provision.

(g) *Leases.* Sections 4.1(i) and 4.1(j) of the Declaration of Trust sets out certain limitations to the entering into by the Trust of leases and subleases to any person where that person would be leasing property having a fair market value net of encumbrances in excess of 20% of Adjusted Unitholders'

Equity. Section 4.1(k) contains some exceptions to the requirements of Sections 4.1(i) and 4.1(j), including, for example, where the lease is to the Government of Canada. It is proposed that this measure be based on the relative gross leaseable area leased by one person as compared to the aggregate gross leaseable area of the Trust's entire portfolio, which the Trustees believe is a more objective measure on which to base these limitations. The Trustees also believe that comparing fair market value (net of encumbrances) to Adjusted Unitholders' Equity is not, as a result of changes in the relative value of the Trust's portfolio over its book value, a meaningful measure of the risk attributable to the presence of a particular tenant. The Trustees also wish to clarify that exceptions should apply when other leasing or pre-leasing arrangements that have the effect of and are similar to (but may not be classified as) leases and subleases have been entered into prior to the formal entry into a lease. The economic decision to lease a building may be made when a contract to build a building has been entered into; while the terms of the lease have been agreed to, the lease may not be executed until completion of the building. Furthermore, the Trustees believe that such limitations should not apply where the lessee or sublessee is, or the lease or sublease is guaranteed by, among others, any corporation, of which any of the bonds, debentures or other evidences of indebtedness of or guaranteed by which have received and continue to hold an investment grade rating. In some cases where the Trust is granted an option to acquire a property, it would be more appropriate to consider a corporation's status at the time that such option is granted. This amendment avoids placing the Trust in a disadvantageous position of not being able to exercise an option as a result of a change to the rating of a corporation's securities from the time of the grant of the option to the exercise thereof when the exercise of such option is in the best interests of the Trust.

(h) *Investments in Mortgages.* Section 4.1(ii) of the Declaration of Trust limits the Trust's investment in mortgages to certain types of mortgages. Included in this provision is a requirement that a mortgage in which the Trust invests have an amortization period of 30 years or less. It is proposed that the restriction on requiring such amortization period be deleted from Section 4.1.

The Trustees also believe that a change is desirable in the method of computing distributable income as currently described in section 9.1 of the Declaration of Trust. The Trustees propose to include a definition of "Distributable Income" of the Trust and to provide for the calculation on a consolidated basis based upon generally accepted accounting principles. While the Trust currently determines distributable income under the Declaration of Trust on a "tax based" calculation based upon the provisions of the *Income Tax Act* (Canada), this calculation is initially based on net income determined in accordance with Canadian generally accepted accounting principles as set forth in the financial statements of the Trust. It is therefore suggested that this situation be recognized and that the starting point for the calculation be based on net income calculated in accordance with generally accepted accounting principles.

Recently there have been numerous changes to Canadian generally accepted accounting principles, in part, reflective of recent accounting developments in U.S. and other international generally accepted accounting principles. It is anticipated that there will be further changes. Many of these changes will have a significant impact on the real estate industry in Canada generally and the Trust specifically. Examples of these changes include:

- higher amortization of tenant improvements and leasing commissions on property acquisitions;
- the application of fair value lease accounting;
- straight line rent accounting; and
- the expensing of options granted under unit-based compensation arrangements.

These changes will cause the Trust's income statements to be less useful in determining the Trust's ability to make current period cash distributions.

The proposed amendments define "Distributable Income" to provide greater certainty to unitholders that these and other accounting changes will not have a negative impact on distributable income. The proposed amendments will also provide a measure that is more representative of the operating performance of the Trust. The application of these amendments will not result in a reduction in the amount of distributions payable to unitholders, if such amount had been calculated on the basis of the existing method of calculation. The proposed

amendments also provide the Trustees with discretion to deal with future changes to Canadian generally accepted accounting principles and to normalize the effect of income of the Trust that recurs on a regular, but not necessarily an annual basis. Notwithstanding these amendments, the Trustees have no intention of reducing the distributions below their current levels (provided that the financial results of the Trust remain comparable to the most recently completed fiscal year).

Accordingly, the Trustees are of the view that the foregoing amendments are in the best interests of the Trust and the unitholders and unanimously recommend that unitholders vote in favour of the resolution. The existing Investment Restrictions and Sections 9.1 and 9.2 are outlined in their entirety on Schedule "A". The text of the resolution authorizing the amendments to the Declaration of Trust is set forth in Schedule "B" to this information circular. To be effective, this resolution must be passed by a majority of the votes cast by unitholders present in person or represented by proxy at the Meeting. **The persons named in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution, unless the Unitholder has specified in the form of proxy that his or her Units are to be voted against the resolution.**

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid during the 2003, 2002 and 2001 financial years to the President and Chief Executive Officer and the four most highly compensated executive officers other than the President and Chief Executive Officer (collectively, the "**Named Executive Officers**") of the Trust during such years.

		Annual Compensation			Long-Term Compensation			
					Awards	Payouts		
Name	Year	Salary ($)	Bonus ($)	Other Compensation ($)	Securities Under Options/SARS Granted (#)	Restricted Units ($)	LTIP Payouts ($)	All Other Compensation
EDWARD SONSHINE, Q.C. President and Chief Executive Officer	2003 2002 2001	685,000 605,000 540,000	941,505 995,000 832,500	N/A N/A N/A	325,000/Nil 500,000/Nil 500,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
FREDERIC WAKS Senior Vice-President and Chief Operating Officer	2003 2002 2001	397,500 372,500 350,625	359,923 396,667 360,000	N/A N/A N/A	200,000/Nil 200,000/Nil 200,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
ROBERT WOLF Vice-President and Chief Financial Officer	2003 2002 2001	259,000 240,500 226,750	158,015 170,222 155,333	N/A N/A N/A	100,000/Nil 100,000/Nil 100,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
DONALD MACKINNON Vice-President, Real Estate Finance	2003 2002 2001	242,500 215,000 194,500	149,236 157,222 133,333	N/A N/A N/A	100,000/Nil 100,000/Nil 80,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
KATHERINE RITCEY Vice-President, Investments	2003 2002 2001	225,000 200,000 175,000	131,679 138,889 116,667	N/A N/A N/A	60,000/Nil 60,000/Nil 60,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Unit Option Plan, Grants and Exercises

The Unit option plan of the Trust provides for the grant of options to purchase Units to eligible Trustees, officers and employees of the Trust.

Although the Trustees, in their discretion, may vary the term and vesting provisions of options hereafter granted, all options which have been granted to date to management are for a ten year term. Of the options granted prior to January 1, 2004, 20% vest immediately on the date of the grant and 20% vest thereafter on each of the first through fourth anniversaries of the date of the grant. Of the options granted following January 1, 2004, 25% vest on each of the first through fourth anniversaries of the date of grant, thereby aligning the option grants to long term service of the grantee and performance of the Trust.

Options Granted During The Most Recently Completed Financial Year

The following table sets forth certain information with respect to options granted to the Named Executive Officers during the 2003 financial year.

Name	Securities under Options	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Securities)	Market Values of Securities Underlying Options on Date of Grant	Expiration Date
EDWARD SONSHINE, Q.C.	325,000	31%	$12.43	$12.43	January 2, 2013
FREDERIC WAKS	200,000	19%	$13.65	$13.65	June 2, 2013
ROBERT WOLF	100,000	10%	$13.65	$13.65	June 2, 2013
DONALD MACKINNON	100,000	10%	$13.65	$13.65	June 2, 2013
KATHERINE RITCEY	60,000	6%	$13.65	$13.65	June 2, 2013

Aggregate Options Exercised During Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information related to options exercised by the Named Executive Officers during the most recently completed financial year.

Name	Securities Acquired on Exercise ($)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/ Non-exercisable ($)	Value of Unexercised in-the-money Options at Financial Year-end Exercisable/ Non-exercisable ($)
EDWARD SONSHINE, Q.C.	730,000	$3,781,988	1,205,000/860,000	6,000,550/3,605,200
FREDERIC WAKS	275,000	$1,395,350	680,000/400,000	3,193,000/1,236,000
ROBERT WOLF	220,000	$ 946,800	68,000/200,000	179,400/618,000
DONALD MACKINNON	192,000	$ 888,466	188,000/188,000	757,800/553,200
KATHERINE RITCEY	24,000	$ 136,440	48,000/120,000	142,800/370,800

Employment Contracts

Each of the Named Executive Officers has entered into an employment contract (collectively, the "**Employment Contracts**") with the Trust. These contracts encompass the compensation arrangements noted above.

The contract of Edward Sonshine, Q.C., provides for a base salary of $715,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust which could amount to a maximum of 150% of his base salary. The contract of Frederic Waks provides for a base salary of $410,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust which could amount to a maximum of 100% of his base salary. The contract of Robert Wolf provides for a base salary of $270,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust which could amount to a maximum of 66⅔% of his base salary. The contract of Donald MacKinnon provides for a base salary of $255,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust which could amount to a maximum of 66⅔% of his base salary. The contract for Katherine Ritcey provides for a base salary of $235,000 per annum (reviewable annually), with a bonus structure tied to the performance of the Trust which could amount to a maximum of 66⅔% of her base salary.

The Employment Contract for Mr. Sonshine provides for a three year term and is automatically renewed for an additional three year period at the end of each term. The employment contracts for Messrs. Waks and Wolf provide for a term of two years and are automatically renewed for an additional two year period at the end of each term. The employment contracts for each of Messrs. Sonshine, Waks and Wolf may be terminated by the Trust on the disability or death of the Named Executive Officer, by the Trust for just cause or by the Named

Executive Officer upon the occurrence of certain stated events. These employment contracts further provide, in certain instances, for a lump sum payment of three years' compensation (in the case of Mr. Sonshine) or two years' compensation (in the case of Mr. Waks or Mr. Wolf) on a termination of the employment contract, including termination in the event of a change of control of the Trust. The Employment Contracts for Mr. MacKinnon and Ms. Ritcey each provide for a one year term and are automatically renewed for an additional year at the end of each year and further provide for a lump sum payment of one year's compensation on termination by the Trust other than for cause. In addition, Mr. MacKinnon's Employment Contract provides for a lump sum of one year's compensation on termination in the event of a change of control of the Trust.

The Employment Contracts for Messrs. Sonshine, Waks and Wolf were each entered into as of July 1, 1998. The Employment Contract for Mr. MacKinnon was entered into as of June 2, 1997. The Employment Contract for Ms. Ritcey was entered into as of January 1, 1999.

The employment contract of Mr. Waks provides for the granting, in each year of the contract, of options (on a basis which is consistent with the terms and conditions of the Trust's Unit option plan) to acquire 200,000 Units. The employment contract of Mr. Wolf provides for the granting, in each year of the contract, of options (on a basis which is consistent with the terms and conditions of the Trust's Unit option plan) to acquire 100,000 Units.

A retirement plan has been established by the Trust for Mr. Sonshine effective as of January 1, 2000. Under such plan, if Mr. Sonshine terminates his employment either (i) before his 60th birthday (Mr. Sonshine is currently 57 years of age), provided he provides at least nine months prior written notice of such termination, or (ii) after his 60th birthday, other than where his employment is terminated in the circumstances described in the next sentence, Mr. Sonshine will be entitled to an annual pension equal to 2% of his average total annual compensation calculated based on the three fiscal years most recently completed prior to termination multiplied by Mr. Sonshine's years of service to the Trust. If Mr. Sonshine's employment is terminated (i) by the Trust without cause, (ii) by Mr. Sonshine based on constructive dismissal or similar circumstances or within six months of a change of control of the Trust, or (iii) by Mr. Sonshine or the Trust as a result of Mr. Sonshine becoming disabled, Mr. Sonshine will be entitled (at his option) to either receive a lump sum payment of the present value of an annuity which would provide for annual payments determined as if he had remained employed until the age of 65, but with such payments to commence as of the termination of his employment, or to receive such annual payments commencing as of the termination of his employment. The maximum aggregate annual pension which Mr. Sonshine is entitled to receive under the plan is $350,000.

A registered pension plan and supplemental executive retirement plan have been established by the Trust for its senior executive officers (other than Mr. Sonshine) effective as of January 1, 2001 (together, the "**Executive Plans**"). Under the Executive Plans, if the employment of a participant is terminated on or after his or her 60th birthday, such participant will be entitled to an annual pension equal to 2% of such participant's Final Average Earnings (as defined below) multiplied by his or her years of service to the Trust since January 1, 2001. The Executive Plans provide for reduced entitlements for early retirement and contain other customary terms and conditions. For the purposes of the Executive Plans, the "Final Average Earnings" of a participant is calculated as the average of the best five consecutive calendar years of total remuneration from the Trust to the participant during the participant's final ten years of service to the Trust (or during all of the years of service if less than ten years), to a maximum of $250,000.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

Since January 1, 2003, there has been no indebtedness owed to the Trust by any of its Trustees or executive officers.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Human Resources and Compensation Committee

For the year ended December 31, 2003 the human resources and compensation committee of the Trust consisted of Paul Godfrey, Clare R. Copeland and Michael Stephenson.

Compensation Policy

As set forth above under the heading "Employment Contracts", each of the Named Executive Officers has entered into an Employment Contract in determining the appropriate terms of the Employment Contracts, the human resources and compensation committee considered the following objectives:

(i) obtaining the executives critical to the success of the Trust and the enhancement of unitholder values;

(ii) providing fair and competitive compensation;

(iii) balancing the interests of management and unitholders of the Trust; and

(iv) reviewing performance, both on an individual basis and with respect to the business of the Trust in general.

To achieve these objectives, the compensation paid to the Named Executive Officers consists of the following three primary components:

(a) base salary;

(b) annual and special bonus incentives; and

(c) long-term incentive in the form of Unit options granted in accordance with the Unit option plan of the Trust.

Base Salary

The base salary of each particular Named Executive Officer was determined by assessment of the human resources and compensation committee of such executive's performance, consideration of competitive compensation levels in entities similar to the Trust, and the role such Named Executive Officer is expected to play in the performance of the Trust.

Bonus Incentives

Annual cash bonus incentive awards are based upon the ability of the Trust to meet the targeted annual distributable income set out at the commencement of each fiscal year. This establishes a direct link between executive compensation and the Trust's performance.

In addition, from time to time, the board of trustees may declare an additional cash bonus in favour of one or more members of the Trust's management team in circumstances where it is determined that the Named Executive Officer(s) in question have made an exceptional contribution to the performance of the Trust during the fiscal year.

Long-term Incentive

The Trust provides a long-term incentive by granting options to employees through the Unit option plan. The options granted permit employees to acquire Units at an exercise price equal to the market price of such Units under option at the date the option is granted. The objective of granting options is to encourage executives and employees to acquire an ownership interest in the Trust over a period of time, which acts as a financial incentive for such persons to consider the long-term interests of the Trust and its unitholders.

UNIT PERFORMANCE GRAPH

The following graph compares the total cumulative unitholder return for $100 invested in Units with the cumulative total return of the S&P/TSX Composite Index and the TSX Canadian Real Estate Index during the five most recently completed financial years of the Trust. During the period, the total cumulative unitholder return for $100 invested in Units was $269 as compared to $136 for the S&P/TSX Composite Index and $166 for the S&P/TSX Canadian Real Estate Index.

Five-Year Cumulative Total Return on $100 Investment Assuming Distributions are Re-invested
January 1, 1999 – December 31, 2003



300
250
200
150
100
50
0
Jan. 1, 1999
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
S&P/TSX Composite Index
S&P/TSX Real Estate
RioCan REIT

STATEMENT OF GOVERNANCE PRACTICES

The following describes the Trust's governance practices with reference to the guidelines (the "**Guidelines**") for effective governance contained in the Report of the TSX Committee on Corporate Governance in Canada (the "**TSX Report**"), which have been adopted as listing requirements by the TSX. The Ontario Securities Commission (the "**OSC**") has proposed various corporate governance guidelines, which would effectively replace the Guidelines. The board of trustees of the Trust is carefully monitoring the proposed OSC guidelines and will consider modifying its governance practices if and when the proposed guidelines are adopted by the OSC. The Trust is pleased to make the following disclosure regarding its governance practices:

Board Composition and Responsibilities

The board of trustees of the Trust currently consists of eight members. While there are no specific criteria for board membership, the Trust attempts to attract and maintain Trustees with a wealth of business knowledge and a particular knowledge of the retail real estate market. As described below, the nominating and governance committee of the board of trustees is responsible for considering and proposing new nominees to the board. Nominations are the result of recruitment efforts by management of the Trust and/or Trustees. The board has considered the matter of board size and is of the view that the current board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of board committees.

Of the current board members, Messrs. Godfrey, Copeland, Stephenson and King and Ms. Sallows and Ms. Crocker are considered to be "unrelated" to the Trust within the meaning of the Guidelines. In addition,

Mr. Gelgoot is a partner of a law firm that provides legal services to the Trust but is otherwise "unrelated" to the Trust. The board believes that having a majority of independent Trustees promotes effective decision making and provides an objective perspective to the management of the Trust. Further, the chairman of the board (Mr. Godfrey) is one of the "unrelated" Trustees. Of the two nominees not currently serving as Trustees, Mr. Osborne is considered to be "unrelated" to the Trust within the meaning of the Guidelines, while Mr. Lastman is a partner of a law firm that provides legal services to the Trust but is otherwise "unrelated" to the Trust.

The mandate of the board of trustees is to set the strategic direction of the Trust and oversee its implementation by management of the Trust, as more fully described below.

Board Functioning

The board of trustees is responsible for the ongoing strategic direction of the Trust. Decisions regarding the ongoing day to day management of individual properties are made by management of the Trust.

Both the chairman of the board and the majority of the members of the board are unrelated to the Trust, which facilitates the functioning of the board independently of management.

The Guidelines suggest that the board of trustees of the Trust should explicitly assume responsibility for the stewardship of the Trust, including the following matters:

(a) adoption of a strategic planning process;

(b) the identification of the principal risks of the Trust's business and ensuring the implementation of appropriate systems to manage these risks;

(c) succession planning including appointing, training and monitoring senior management;

(d) a communications policy for the Trust; and

(e) the integrity of the Trust's internal control and management information systems.

The board of trustees participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by the Trust are appropriate, the Trustees receive and comment on periodic reports from management as to the Trust's assessment and management of such risks. The board regularly monitors the financial performance of the Trust, including receiving and reviewing detailed financial information contained in management reports. The board of trustees, directly and through its audit committee, assesses the integrity of the Trust's internal control and management information systems.

The board of trustees regularly receives reports regarding the board's monitoring of the Trust's senior management. Input is received at both the board's human resources and compensation committee and at the Trustees' meetings regarding the performance of senior management. Both the Trust's human resources and compensation committee and the board of trustees have specifically assumed responsibility for reviewing the performance of senior management. The human resources and compensation committee is also charged with addressing matters of succession planning.

The board of trustees meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items changes depending on the state of the Trust's affairs and in light of opportunities or risks which the Trust faces from time to time. In 2003, the full board met on five occasions.

New Trustees are provided with details of the Trust's organizational structure, the structure of the board and its committees, compliance requirements for Trustees, trust policies and by-laws. They also meet with a number of Trustees and senior management personnel of the Trust to learn the functions and activities of the board and the Trust.

Board Committees

There are a number of committees of the board, including the audit committee, the investment committee, the human resources and compensation committee and the nominating and governance committee. Each committee has a mandate outlining its responsibilities and its obligations to report its recommendations to the full board. In accordance with the Guidelines, the audit committee and the human resources and compensation committee are composed exclusively of "outside" and "unrelated" board members. In addition, each of the members of the nominating and governance committee are "outside" and "unrelated" board members (except for Mr. Gelgoot, who is an "outside" trustee but not fully "unrelated" as described above).

The audit committee assists the board in fulfilling its oversight responsibilities in respect of the Trust's accounting and reporting practices. Pursuant to its mandate, the committee is responsible for, among other things, reviewing with management and the auditors the scope of review of internal control over financial reporting, significant findings, recommendations and management's responses for implementation of actions to correct weaknesses in internal controls; reviewing disclosures made by management regarding significant deficiencies in the design or operations of internal controls and reviewing with the Trust's legal counsel any legal or regulatory matters that could have a significant impact on the Trust's financial statements as well as any enquiries received from regulators. In respect of the auditors, the committee is responsible for recommending to the board of trustees the auditors to be appointed and to approve their compensation; reviewing independence and qualifications of the auditors; reviewing the scope and approach of the annual audit plan with the auditors; discussing with the auditors the quality and acceptability of the Trust's accounting principles; assessing the auditors' processes for identifying and responding to key audit and internal control risks; ensuring the rotation of the lead audit partner every five years and other partners every seven years; evaluating the performance of the auditors; pre-approving all services provided by the auditors; and reviewing and approving the Trust's hiring policies regarding employees and former employees of the present and former auditors of the Trust.

The audit committee is also charged with various aspects of the Trust's financial reporting, including reviewing and approving the Trust's interim financial statements, financial information, MD&A and earnings press releases; reviewing with management and the auditors the Trust's annual financial statements, MD&A and various matters in connection with the auditors' audit; reviewing significant accounting and reporting issues and understanding their impact on the financial statements; reviewing analyses prepared by management and/or the auditors detailing financial reporting issues and judgments made in connection with the preparation of financial information; and reviewing and monitoring the administration of and compliance with the Declaration of Trust as it may affect the integrity of the Trust's financial statements and its systems of internal controls.

The audit committee is required to meet a minimum of four times per year and at least annually with each of the external auditors and management in separate sessions. Each member of the audit committee is required to be financially literate, meaning that the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Trust's financial statements.

The investment committee has been charged with the responsibility of evaluating and deciding upon acquisitions and dispositions for the Trust. The investment committee has delegated its responsibility for smaller transactions (defined as transactions with a value of less than $25 million) to a committee comprised of three members of senior management, including each of the Trust's chief executive officer and chief operating officer. Notwithstanding its delegation to the management committee in respect of smaller transactions as described in the preceding sentence, the investment committee receives periodic reports of the deliberations and determinations of the management committee in respect of the smaller transactions.

The human resources and compensation committee has been charged with the responsibility of reviewing and making recommendations to the board regarding the compensation of the members of the board and the Trust's management. The human resources and compensation committee ensures that such compensation realistically reflects the responsibilities and risk involved in being a Trustee and has also been charged with the additional responsibility of senior management succession planning.

The nominating and governance committee has been charged with the responsibility of considering governance matters, including considering and proposing new nominees to the board of trustees, the assessment of Trustees on an ongoing basis and assessing the effectiveness of the board of trustees as a whole and its committees.

Additionally, the nominating and governance committee monitors changes in corporate governance requirements.

Board Functioning and Independence

The board of trustees has no formal policy with respect to which matters must be brought by management to the board for approval; however, there is a clear understanding communicated by the board to senior management, which understanding is based upon historical practice and precedent, that all major strategic decisions will be presented by management to the board for approval. As part of its ongoing activity, the board regularly receives and comments upon reports of management as to the performance of the Trust's business and management's expectations and planned actions in respect thereto.

In order to assist the board to discharge its responsibilities, the board is committed to, with the guidance of the nominating and governance committee, continuing to examine and develop the processes which the board follows in its deliberations for ensuring that the board continues to fulfil its mandate.

The board engages in regular dialogue regarding the performance of the Trust's senior management team in achieving the Trust's strategic objectives as determined by management and the board.

The board of trustees has established a practice of setting aside time during every meeting to discuss matters without management present. It is the policy of the human resources and compensation committee to conduct part of its deliberations without management present and it is a policy of the audit committee to meet with the Trust's auditors without management present. In accordance with the provisions of the TSX Report, the board has implemented a system which enables an individual Trustee to engage an outside adviser at the Trust's expense in appropriate circumstances. The board has engaged outside advisors in the past (including in respect of establishing appropriate management compensation).

Unitholder Communications

The Trust endeavours to keep all unitholders well informed as to the Trust's financial performance, primarily by means of its annual and quarterly reports, and by press releases.

The Trust is receptive to unitholder feedback in any form. It is the Trust's policy to receive and respond promptly to unitholder enquiries, while being guided by legal requirements as well as the Trust's policies in respect of confidentiality and disclosure.

ADDITIONAL INFORMATION

Copies of the Trust's most recent annual information form, this information circular and the Annual Report of the Trust, including comparative financial statements for the year ended December 31, 2003 and Management's Discussion and Analysis of Consolidated Financial Position and Results of Operations are available on the Internet site of SEDAR at www.sedar.com. In the alternative, copies will be sent to any person upon request addressed in writing to the Vice-President and Chief Financial Officer of the Trust, The Exchange Tower, Suite 700, 130 King Street West, P.O. Box 378, Toronto, Ontario, M5X 1E2. Such copies will be sent to any unitholder without charge.

CERTIFICATE

The contents and the distribution of this circular have been approved by the Trustees.

DATED the 14th day of April, 2004.

BY ORDER OF THE BOARD OF TRUSTEES of
RIOCAN REAL ESTATE INVESTMENT TRUST

PAUL GODFREY
Chairman

SCHEDULE "A"

FUNDAMENTAL RESTRICTIONS AND SECTIONS 9.1 AND 9.2 OF THE EXISTING DECLARATION OF TRUST

Fundamental Restrictions

The assets of the Trust shall be invested only in accordance with the following restrictions:

(a) The Trust shall not make any investment that would result in Units of the Trust being disqualified for investment by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, that would result in the Trust or any such plan being liable under the *Income Tax Act* (Canada) to pay a tax imposed as a result of holdings by the Trust of foreign property as defined in that Act or that would result in the Trust paying a tax under the registered investment provisions of that Act imposed for exceeding certain investment limits.

(b) The Trust shall not acquire any single investment in real property (in the case of investment in securities of a person, determined on a property by property basis in such person's portfolio) if the cost to the Trust of such acquisition (net of the amount of encumbrances assumed) will exceed 10% of the Adjusted Unitholders' Equity of the Trust, or such greater percentage as is permitted from time to time under the *Income Tax Act* (Canada) but in any event not greater than 20% of the Adjusted Unitholders' Equity; provided that the foregoing shall not require the Trust to sell any of its real property held at November 30, 1993, which do not comply with the foregoing provisions of this subsection.

(c) The Trust may invest in a joint venture arrangement only if:

(i) the arrangement is an arrangement pursuant to which the Trust holds an interest in real property jointly or in common with others (the "joint venturers") either (A) directly or (B) through the ownership of securities of a person formed and operated solely for the purpose of holding a particular real property or properties;

(ii) the Trust's interest in the joint venture arrangement is not subject to any restriction on transfer other than a right of first refusal, if any, in favour of the joint venturers;

(iii) the Trust has a right of first refusal to buy the interests of the joint venturers; and

(iv) the joint venture arrangement provides an appropriate buy-sell mechanism to enable the Trust to cause the joint venturers to purchase the Trust's interest or to sell their interests to the Trust.

(d) Except for temporary investments held in cash, short-term government debt securities or in money market instruments maturing prior to one year from the date of issue, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of this Declaration of Trust, constitute an investment in real property.

(e) Subject to paragraphs (d), (l) and (n), the Trust may only invest, directly or indirectly, in income-producing real property.

(f) The Trust shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property.

(g) The Trust shall not underwrite, sell or market, or participate in the underwriting, selling or marketing of securities other than Units and securities of the Trust, or purchase, sell, market or trade in commodity futures contracts otherwise than for hedging purposes where, for the purposes hereof, the term "hedging" shall have the meaning ascribed thereto by National Policy Statement No. 39 adopted by the Canadian Securities Administrators, as amended from time to time.

(h) Any written instrument creating an obligation which is or includes the granting by the Trust of a lease, sublease or mortgage or which is in the judgment of the Trustees, a material obligation, shall contain a provision to the effect that the obligation being created is not personally binding upon,

and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, the Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but only the property of the Trust or a specific portion thereof only shall be bound. The Trust is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property.

(i) The Trust shall not lease or sublease to any person any real property, premises or space where that person and its affiliates would, after the contemplated lease or sublease, be leasing or subleasing real property, premises or space having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust.

(j) The Trust shall not enter into any transaction involving the purchase of lands or land and improvements thereon and the leasing thereof back to the vendor where the fair market value net of encumbrances of the property being leased to the vendor together with all other property being leased by the Trust to the vendor and its affiliates is in excess of 20% of the Adjusted Unitholders' Equity of the Trust.

(k) The limitation contained in paragraph (i) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (i) and (j) shall not apply where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

  (i) the Government of Canada, any province of Canada, any municipality in Canada, or any agency thereof; or

  (ii) any corporation:

    (A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

    (B) the preferred shares or common shares of which are, at the time of the lease or sublease, authorized as an investment for insurance companies pursuant to paragraphs 86(1)(m) or (n) of such Act, in effect on December 31, 1991.

(l) The Trust may invest in a mortgage only where:

  (i) the real property which is security therefor is income-producing real property which otherwise meets the general investment criteria of the Trust;

  (ii) the amortization period is 30 years or less;

  (iii) the mortgage is registered on title to the real property which is security therefor; and

  (iv) the aggregate value of the investments of the Trust in mortgages, other than mortgages taken back by the Trust on the sale of its properties, after giving effect to the proposed investment, will not exceed 30% of the Adjusted Unitholders' Equity of the Trust.

(m) The Trust shall not engage in construction or development of real property except to the extent necessary to maintain its real properties in good repair, or to enhance the income-producing ability of properties owned by the Trust.

(n) The Trust may invest an amount (which, in the case of an amount invested to acquire real property, is the purchase price less the amount of any indebtedness assumed or incurred by the Trust and secured by a mortgage on such property) up to 15% of the Adjusted Unitholders' Equity of the Trust in investments or transactions which do not comply with paragraphs (c), (d), (e), (i), (j), (l) and (m) above.

(o) Title to each real property shall be held by and registered in the name of the Trust, the Trustees, or in the name of a corporation wholly-owned by the Trust, or in the name of a corporation which is not wholly-owned by the Trust provided that the Trust's ownership interest in such corporation,

expressed as a percentage of all ownership interests, is at least as great as the Trust's intended indirect ownership interest in the real property of the corporation.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a corporation wholly owned by the Trust will be deemed to be those of the Trust.

***

Computation of Income

9.1(1) The income of the Trust shall be computed on each Distribution Date for the calendar month (or such other period as determined by the Trustees) ending on the Distribution Date or, if the Distribution Date does not coincide with the last day of a calendar month (or other period determined by the Trustees), for the last calendar month ended immediately preceding the Distribution Date, in accordance with the provisions of the *Income Tax Act* (Canada) regarding the calculation of taxable income of a trust, taking into account such adjustments thereto as are determined in the discretion of the Trustees in respect of dividends received from taxable Canadian corporations and amounts paid or payable by the Trust to Unitholders and taking into account such other adjustments as are determined in the discretion of the Trustees to be appropriate. Notwithstanding the foregoing, the following principles will be applied in calculating income:

(a) to the extent permitted by the *Income Tax Act* (Canada), rental income and interest income will be computed on an accrual basis;

(b) to the extent permitted by the *Income Tax Act* (Canada), premiums and discounts on the purchase of mortgages and other debt instruments will be amortized or accrued;

(c) to the extent permitted by the *Income Tax Act* (Canada), those expenses and liabilities due or accrued and properly chargeable to income will be deducted, but no deduction will be made for capital cost allowance, cumulative eligible capital or amortization of income properties, amortization of or deduction for any costs related to the July, 1995 restructuring of the Trust, the costs from time to time incurred in the course of the issuance or sale of Units and all other items which are relevant in computing the Trust's taxable income but which, in the opinion of the Trustees or their delegates, are not proper determinants of the actual operating income of the Trust;

(d) net realized capital gains of the Trust shall be excluded;

(e) net recapture income of the Trust shall be excluded; and

(f) to the extent permitted by the *Income Tax Act* (Canada) and except as otherwise determined by the Trustees, the amount of any non-capital losses for prior years and of any losses for prior periods ending in the year and not previously deducted shall be deducted in calculating the Trust's taxable income, but shall not reduce the amount distributed to Unitholders.

9.1(2) The net realized capital gains of the Trust for a year shall be calculated as follows:

(a) Subject to clause (b) below, the net realized capital gains of the Trust means the amount, if any, by which the amount of the capital gains of the Trust for the year exceeds the aggregate of:

(i) the amount of any capital losses of the Trust for the year; and

(ii) the amount of any net capital losses of the Trust carried forward from a previous year to the extent not previously deducted from realized capital gains of the Trust.

(b) Notwithstanding clause (a) above, at the discretion of the Trustees, the net realized capital gains of the Trust for a year may be calculated without subtracting the full amount of net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from a previous year.

Distribution of Income, Capital Gains and Net Recapture

9.2 The Trustees shall establish one or more dates in each year for the purposes of making distributions of income of the Trust as hereinafter contemplated.

In each year, at least 90% of the income of the Trust, calculated in accordance with section 9.1(1), shall be payable proportionately to persons who (subject to Section 5.16) are Unitholders on the record date for distribution in respect of each such distribution. Notwithstanding the foregoing, in each year the aggregate amount payable by the Trust for distributions to Unitholders shall not be less than the Trust's income for the year, as calculated in accordance with the *Income Tax Act* (Canada) after all permitted deductions under such Act have been taken.

For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment of any amount which is required to be payable by this Declaration of Trust. The Trustees, if they so determine when income has been accrued but not collected may, on a temporary basis, transfer sufficient monies from the capital to the income account of the Trust to permit distributions of income which are payable to be effected.

The Trustees may, in their discretion, at any time or times during any year, declare additional amounts to be distributable (whether in respect of the income of the Trust, the net realized capital gains of the Trust, or otherwise) to persons who are Unitholders as at the record date for such distribution.

Cash distributions shall be made by cheque payable to or to the order of the Unitholder or by such other manner of payment as may be approved by the Trustees from time to time. The payment, if made by cheque, shall be conclusively deemed to have been made upon hand-delivery of a cheque to the Unitholder or to his agent duly authorized in writing or upon the mailing of a cheque by prepaid first-class mail addressed to the Unitholder at his address as it appears on the Register unless the cheque is not paid on presentation. The Trustees may issue a replacement cheque if they are satisfied that the original cheque has not been received or has been lost or destroyed upon being furnished with such evidence of loss, indemnity or other document in connection therewith that they may in their discretion consider necessary.

SCHEDULE "B"

RESOLUTION OF THE UNITHOLDERS OF RIOCAN REAL ESTATE INVESTMENT TRUST

AMENDMENTS TO DECLARATION OF TRUST

WHEREAS it is desirable that certain amendments be made to the Fundamental Restrictions and Computation of Income in the amended and restated declaration of trust dated as of July 14, 2003 (the "Declaration of Trust").

NOW THEREFORE BE IT RESOLVED THAT:

1. Section 4.1 of the Declaration of Trust is hereby amended by adding the following at the end thereof:

   "or that would result in Units of the Trust not being units of a "mutual fund trust" within the meaning of the *Income Tax Act* (Canada);"

2. Section 4.1 of the Declaration of Trust is hereby amended by deleting subsection (c) thereof in its entirety and replacing it with:

   "(c) the Trust may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property, including the acquisition holding, maintenance improvement, leasing or management thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Trust's and any joint venturer's interest in the joint venture arrangement, provisions to provide liquidity to the Trust, to limit the liability of the Trust to third parties, and provide for the participation of the Trust in the management of the joint venture arrangement. For purposes of this provision, a joint venture arrangement is an arrangement between the Trust and one or more other persons ("joint venturers") pursuant to which the Trust, directly or indirectly, conducts an undertaking for one or more of the purposes set out in this Section 4.1 and in respect of which the Trust may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a "joint venture entity"), including without limitation a general partnership, limited partnership, trust or limited liability company;"

3. Section 4.1 of the Declaration of Trust is hereby amended by deleting subsection (d) thereof in its entirety and replacing it with the following:

   "(d) Except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a province of Canada, government debt securities or money market instruments of, or guaranteed by, a Schedule 1 Canadian bank and other investments permitted pursuant to this Section 4.1, the Trust may not hold securities of a person other than to the extent that such securities would, for the purpose of this Declaration of Trust, constitute an investment in real property;"

4. Section 4.1 of the Declaration of Trust is hereby amended by adding the following at the end of subsection (e) thereof:

"and such other activities incidental thereto including, indirectly, operating businesses:

(A) where revenue will be derived, directly or indirectly, principally from income-producing real property; or

(B) which principally involves the ownership, maintenance, improvement, leasing or management, directly or indirectly, of income-producing real property (in each case as determined by the Trustees)."

5. Section 4.1 of the Declaration of Trust is hereby amended by deleting subsection (g) thereof in its entirety.

6. Section 4.1 of the Declaration of Trust is hereby amended by deleting subsection (h) thereof in its entirety and replacing it with the following:

"(h) (i) any written instrument creating an obligation which is or includes the granting by the Trust of a mortgage, and (ii) to the extent management determines to be practicable, any written instrument which is, in the judgment of management, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property of any of the Trustees, Unitholders, annuitants under a plan of which a Unitholder acts as a trustee or carrier, or officers, employees or agents of the Trust, but only the property of the Trust or a specific portion thereof only shall be bound. The Trust, however, is not required to comply with this requirement in respect of obligations assumed by the Trust upon the acquisition of real property;"

7. Section 4.1 of the Declaration of Trust is hereby amended by deleting the words "having a fair market value net of encumbrances in excess of 20% of the Adjusted Unitholders' Equity of the Trust" from subsection (i) thereof and replacing them with "having an aggregate gross leaseable area in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust".

8. Section 4.1 of the Declaration of Trust is hereby amended by deleting the words "where the fair market value net of encumbrances of the property being leased to the vendor together with all other property being leased by the Trust to the vendor and its affiliates is in excess of 20% of the Adjusted Unitholders' Equity of the Trust" from subsection (j) thereof and replacing them with "where the aggregate gross leaseable area of the space being leased to the vendor together with all other space being leased by the Trust to the vendor and its affiliates is in excess of 20% of the aggregate gross leaseable area of all real property held by the Trust".

9. Section 4.1 of the Declaration of Trust is hereby amended by deleting subsection (k) thereof in its entirety and replacing it with the following:

"(k) The limitation contained in paragraph (i) shall not apply to the renewal of a lease or sublease and the limitations contained in paragraphs (i) and (j) shall not apply where the person to whom the lease or sublease is made is, or where the lease or sublease is guaranteed by:

(i) the Government of Canada, the Government of the United States, any province or territory of Canada, any state of the United States, any municipality or city in Canada or the United States, or any agency or crown corporation thereof; or

(ii) any corporation:

(A) the bonds, debentures or other evidences of indebtedness of or guaranteed by which are authorized as an investment for insurance companies pursuant to paragraph 86(1)(k) of the *Canadian and British Insurance Companies Act* in effect on December 31, 1991; or

(B) the preferred shares or common shares of which are authorized as an investment for insurance companies pursuant to paragraphs 86(1)(m) or (n) of such Act, in effect on December 31, 1991; or

(C) of which any of the bonds, debentures or other evidences of indebtedness of, or guaranteed by an issuer, or any of the other securities of an issuer which have received, and continue to hold, an investment grade rating from a recognized credit rating agency.

in each case at the time the lease or sublease is entered into, or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into or at the time other satisfactory leasing or pre-leasing arrangements (as determined by the Trustees in their discretion) were entered into; or

(iii) a Canadian chartered bank or a trust company or insurance company registered or licensed federally or under the laws of a province of Canada;"

10. Section 4.1 of the Declaration of Trust is hereby amended by deleting subsection (l)(ii) thereof in its entirety.

11. Section 9.1(1) of the Declaration of Trust is hereby deleted in its entirety and replaced with the following:

"9.1(1) Effective from and after January 1, 2004, the Distributable Income of the Trust for or in respect of any period shall be based on the consolidated net income of the Trust for the period computed in accordance with Canadian generally accepted accounting principles adjusted in accordance with the following:

(a) by adding back to consolidated net income the following amounts for the relevant period: (i) depreciation and amortization of all tangible and intangible capital assets (including, without limitation, buildings, deferred leasing costs, tenant improvements, value of tenant in-place lease agreements, customer relationships), (ii) losses on dispositions of real estate investments (other than losses on dispositions on real estate investments held for resale), and (iii) expenses recorded on the granting of unit options or other unit based compensation;

(b) by excluding from consolidated net income the following amounts for the relevant period: (i) gains on dispositions of real estate investments (other than gains on dispositions on real estate investments held for resale), (ii) amortization of differential between original rents and market rents arising at the time of acquisition, and (iii) adjustments (arising as a result of changes compared to the period prior to January 1, 2004) for accounting for minimum rental revenue on a straight-line basis for the term of the related lease; and

(c) there shall be added or deducted any amount (including, without limitation, reserves, provisions and allowances) which the Trustees in their discretion determine to be appropriate.

Distributable Income may be estimated by the Trustees whenever the actual amount has not yet been finally determined. Such estimates shall be adjusted as of a subsequent Distribution Date when the amount of Distributable Income has been determined by the Trustees."

12. Section 9.2 of the Declaration of Trust is hereby amended by deleting the word "income" in the second and third lines thereof and replacing it with "Distributable Income".

13. any trustee or officer of the Trust be and is hereby authorized and directed to and to do and perform all such acts and things and execute, deliver and file all such documents as he or she determines necessary, convenient or proper to carry out the purpose and intent of the foregoing resolutions, such determination to be conclusively evidenced by the doing of such acts or things and the delivery, filing or execution of such documents.

Document 127

RIOCAN REAL ESTATE INVESTMENT TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the unitholders of RioCan Real Estate Investment Trust (the "**Trust**") will be held at the Fairmont Royal York Hotel, Imperial Room, 100 Front Street West, Toronto, Ontario on Wednesday, the 2nd day of June, 2004 at the hour of 4:00 p.m. (Toronto time) for the following purposes:

1. **TO RECEIVE** the financial statements of the Trust for the year ended December 31, 2003, together with the report of the auditors thereon;
2. **TO ELECT** members of the board of trustees of the Trust;
3. **TO APPOINT** auditors and authorize the board of trustees of the Trust to fix the remuneration of the auditors;
4. **TO CONSIDER** and, if thought fit, to approve a resolution in the form set forth in Schedule "B" of the annexed information circular authorizing various amendments to the Trust's amended and restated declaration of trust, as more particularly set forth in the annexed information circular; and
5. **TO TRANSACT** such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A unitholder of the Trust wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on June 1, 2004 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of Proxy Department, CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or fax it to CIBC Mellon Trust Company Proxy Department (416) 368-2502. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. A form of proxy solicited by management of the Trust in respect of the Meeting is enclosed herewith. Unitholders of the Trust who are unable to be present personally at the Meeting are requested to sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of units of the Trust of record at the close of business on April 14, 2004 will be entitled to vote at the Meeting, except to the extent that a person has transferred any of such units after that date and the transferee of such units establishes proper ownership and requests, not later than ten days before the Meeting, that his or her name be included in the list of unitholders for the Meeting, in which case the transferee is entitled to vote his or her units at the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 14th day of April, 2004.

BY ORDER OF THE BOARD OF TRUSTEES of
RioCan Real Estate Investment Trust

PAUL GODFREY
Chairman

Document 128

CIBC Mellon Trust Company

April 26, 2004

mspiro@goodmans.ca
cc: ccraig@riocan.com
cc: msagadore@riocan.com
cc: rwolf@riocan.com

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Financial Services Commission
Securities Division

The Manitoba Securities Commission

Office of the Administrator of the Securities Act,
New Brunswick

The Toronto Stock Exchange

Ontario Securities Commission

British Columbia Securities Commission

Registrar of Securities, Prince Edward Island

Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

The following were sent by prepaid mail to all registered unitholders of the above-mentioned Company on April 26, 2004:

- X Proxy
- X Notice of Meeting/Information Circular
- X MD & A
- X Annual Report for the Fiscal Year Ended December 31, 2003
- X Annual Financial Statement for the Fiscal Year Ended December 31, 2003

However, we have not mailed to unitholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

Document 129

CIBC Mellon Trust Company

CIBC Mellon

March 19, 2004

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

The Toronto Stock Exchange

British Columbia Securities Commission

Commission des valeurs Mobilieres du Quebec

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission
Securities Division

Office of the Administrator of the Securities Act,
New Brunswick

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Unitholders:

DATE OF MEETING:	June 2, 2004
RECORD DATE FOR NOTICE:	April 14, 2004
RECORD DATE FOR VOTING:	April 14, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 14, 2004
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Units
ROUTINE BUSINESS ONLY:	NO

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

cc: CDS & Co. (Via Fax)

pk/NM_Riocan

Document 130

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: RioCan Real Estate Investment Trust

Financial Year Ending, used in calculating the participation fee: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		178,050,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	14.03	
Market value of class or series	=	2,498,042,000	$2,498,042,000 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]** **See attached page 18 of the Consolidated Financial Statements for the two years ended December 31, 2003 and 2002.**			$2,227,953,000 (B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$4,725,995
Total fee payable in accordance with Appendix A of the Rule			$50,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x (Number of entire months remaining in the issuer's financial year / 12)			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or

equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months <u>remaining in the issuer's financial year</u> 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Document 131

RIOCAN REAL ESTATE INVESTMENT TRUST

(A TRUST GOVERNED BY THE LAWS OF ONTARIO)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

RIOCAN REAL ESTATE INVESTMENT TRUST

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX Page

AUDITORS' REPORT

To the Unitholders of
RioCan Real Estate Investment Trust

We have audited the consolidated balance sheets of RioCan Real Estate Investment Trust as at December 31, 2003 and 2002 and the consolidated statements of earnings, unitholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the two years then ended in accordance with Canadian generally accepted accounting principles.

Soberman LLP

Chartered Accountants

Toronto, Canada
January 22, 2004

RIOCAN REAL ESTATE INVESTMENT TRUST
CONSOLIDATED BALANCE SHEETS
(in thousands)

At December 31	2003	2002
ASSETS		
Real Estate Investments		
Income properties *(Note 2)*	$ 3,399,516	$ 3,077,184
Properties under development *(Note 3)*	103,593	90,520
Mortgages and loans receivable *(Note 5)*	81,293	72,695
	3,584,402	3,240,399
Rents receivable	13,614	17,866
Prepaid expenses and other assets *(Note 6)*	34,834	30,064
Cash and short-term investments	157,741	5,766
	$ 3,790,591	$ 3,294,095
LIABILITIES		
Mortgages payable *(Note 7)*	$ 1,720,431	$ 1,407,374
Debentures payable *(Note 8)*	338,693	338,693
Accounts payable and accrued liabilities *(Note 9)*	150,727	146,756
	2,209,851	1,892,823
Non-controlling interest *(Note 2)*	-	52,800
UNITHOLDERS' EQUITY		
Unitholders' equity	1,580,740	1,348,472
	$ 3,790,591	$ 3,294,095

The accompanying notes are an integral part of the financial statements

Approved by the Board of Trustees

Paul Godfrey, Chairman of the Board of Trustees

Edward Sonshine, Q.C., Trustee

RIOCAN REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY
(in thousands)

Years ended December 31	**2003**	2002
Balance, beginning of year	**$ 1,348,472**	$ 1,212,451
Net earnings	**182,416**	172,208
Distributions to unitholders *(Note 14)*	**(193,011)**	(171,115)
Unit issue proceeds	**250,353**	139,526
Unit issue expenses	**(7,490)**	(4,598)
Balance, end of year	**$ 1,580,740**	$ 1,348,472
Units issued and outstanding *(Note 10)*	**178,050**	158,573
Weighted average number of units outstanding	**168,960**	154,813

The accompanying notes are an integral part of the financial statements

RIOCAN REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per unit amounts)

Years ended December 31		2003		2002
Revenue				
Rentals	$	**507,848**	$	436,727
Fee income		**13,912**		10,806
Interest income		**10,196**		15,829
Total revenue		**531,956**		463,362
Expenses				
Operating costs		**167,622**		144,751
Interest *(Note 4)*		**128,563**		109,831
General and administrative *(Note 4)*		**12,764**		11,261
Non-controlling interest		**1,843**		2,550
Amortization of buildings		**27,634**		23,084
Amortization of deferred leasing costs		**8,526**		7,314
Total expenses		**346,952**		298,791
		185,004		164,571
Gain from real estate investments *(Note 17)*		**354**		7,786
Net earnings from continuing operations		**185,358**		172,357
Net loss from discontinued operations *(Note 2)*		**(2,942)**		(149)
Net earnings	$	**182,416**	$	172,208
Net earnings per unit - basic				
Continuing operations	$	**1.10**	$	1.11
Discontinued operations		**(0.02)**		-
Net earnings	$	**1.08**	$	1.11
Net earnings per unit - diluted				
Continuing operations	$	**1.09**	$	1.11
Discontinued operations		**(0.02)**		-
Net earnings	$	**1.07**	$	1.11

The accompanying notes are an integral part of the financial statements

RIOCAN REAL ESTATE INVESTMENT TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except per unit amounts)

Years ended December 31	**2003**	2002
CASH FLOW PROVIDED BY (USED IN):		
Operating activities		
Net earnings	**$ 182,416**	$ 172,208
Items not affecting cash		
Amortization	**37,710**	31,856
Gain from real estate investments	**(354)**	(7,786)
Discontinued operations	**2,743**	272
Expenditures on deferred leasing costs	**(14,454)**	(15,886)
Change in other non-cash operating items	**(10,190)**	24,065
Cash flow provided by operating activities	**197,871**	204,729
Investing activities		
Acquisition of income properties	**(174,925)**	(403,544)
Capital expenditures on income properties and properties under development	**(80,864)**	(82,158)
Mortgages and loans receivable		
Advances	**(24,186)**	(30,994)
Repayments	**22,348**	120,492
Short-term investments	**(25,108)**	-
Proceeds from disposition of real estate investments	**80,518**	84,065
Cash flow used in investing activities	**(202,217)**	(312,139)
Financing activities		
Mortgages payable		
Borrowings	**297,680**	332,331
Repayments	**(166,211)**	(232,360)
Debentures payable		
Borrowings	**-**	123,495
Repayments	**-**	(86,307)
Non-controlling interest	**(52,800)**	(2,200)
Issue of units	**220,875**	118,218
Units issued under distribution re-investment plan	**21,987**	16,710
Distributions paid	**(190,318)**	(169,647)
Cash flow provided by financing activities	**131,213**	100,240
Increase in cash and equivalents	**126,867**	(7,170)
Cash and equivalents, beginning of year	**5,766**	12,936
Cash and equivalents, end of year	**$ 132,633**	$ 5,766
Other cash flow information		
Acquisition of income properties through assumption of liabilities	**$ 132,663**	$ 311,407
Other non-cash items	**$ (27,936)**	$ (30,726)
Interest paid	**$ 136,355**	$ 110,738
Cash equivalents, end of year	**$ 104,525**	$ -

The accompanying notes are an integral part of the financial statements

1. Significant accounting policies

(a) Basis of accounting

The Trust's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Certain comparative figures, including those pertaining to discontinued operations, have been reclassified to conform to the current year's financial statement presentation.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries, as well as entities over which it exercises control.

The Trust carries out certain of its activities through co-ownerships and records its proportionate share of assets, liabilities, revenue and expenses of all co-ownerships in which it participates.

Real estate investments where the Trust exercises significant influence are accounted for using the equity method. This method adjusts the original cost of an investment for the Trust's share of net earnings and changes in equity.

(c) Real estate investments

(i) Income properties

Pursuant to an accounting release dated September 12, 2003 by the Canadian Institute of Chartered Accountants ("CICA") an entity is required to account prospectively for operating leases in income property acquisitions. The release requires that the cost of income properties be allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of customer relationships, and these intangibles are deferred and amortized on a straight-line basis over the term of the respective lease. Tangible assets include land, buildings and deferred tangible leasing costs. Prior to the application of this accounting release for income property acquisitions initiated on or after September 12, 2003, the cost of income property acquisitions was only allocated to land and buildings.

Deferred tangible leasing costs are comprised of tenant installation costs related to income properties, including a portion of estimated internal leasing costs associated with the rental of properties, and are deferred and amortized on a straight-line basis over the term of the respective lease.

1. Significant accounting policies *(continued)*

Amortization on buildings is recorded on a 5% forty-year sinking fund basis. Under this method, amortization is charged to income at an amount that increases annually consisting of a fixed annual sum, together with a factor compounded at the rate of 5% per annum so as to fully amortize the buildings over a forty-year period.

Income properties are stated at the lower of cost less accumulated amortization and net recoverable amount. The net recoverable amount represents the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the properties, and is intended to determine recovery of an investment and is not an expression of a property's fair market value.

Maintenance and repairs costs are expensed against operations as incurred, while significant improvements, replacements and major renovations are capitalized to income properties.

(ii) Properties under development

Properties under development are stated at the lower of cost and net recoverable amount. Cost is comprised of acquisition costs, external and internal development and initial leasing costs, property taxes, interest on both specific and general debt, and all property operating revenue and expenses.

Capitalization of costs to properties continues until the property achieves a satisfactory occupancy level within a predetermined time limit.

(iii) Disposition of long-lived real estate investments

The CICA's new accounting standard for disposal of long-lived assets and discontinued operations requires that such assets disposed of other than by sale should be classified and accounted for as held for use until the date of disposal or abandonment. In addition, the standard has broadened the definition of discontinued operations to include any disposals of an entire component of an entity, which comprises operations and cash flows that can be clearly distinguished. Assets not meeting the above two criteria are classified as held for sale and are measured at the lower of their carrying amounts or fair value less costs to sell. When an asset has been reclassified as held for sale or as discontinued operations, the standard requires the cessation of amortization of the asset. This standard is prospective in application and is effective for disposals initiated on or after May 1, 2003.

(d) Debt financing costs

Costs and market interest rate adjustments related to debt financing are deferred and amortized into interest expense on a straight-line effective yield basis over the term of the related debt.

1. Significant accounting policies *(continued)*

(e) Cash and equivalents

Cash and equivalents are comprised of cash and include short-term market investments with original maturities of three months or less.

(f) Revenue recognition

(i) Rentals

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair values. Rental revenue also includes the Trust's share of income from equity investments in income properties.

(ii) Fee income

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees.

Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

(g) Incentive unit option plan

The Trust has a unit based compensation plan which is described in Note 11. No compensation expense is recognized for this plan when unit options are granted to trustees and employees. Any consideration paid by employees or trustees on the exercise of unit options is credited to unitholders' equity.

(tabular amounts in thousands, except per unit amounts)

1. Significant accounting policies *(continued)*

(h) Financial instruments

The Trust's rents, mortgages and loans receivable (excluding purchase options), cash and short-term investments and accounts payable and accrued liabilities (excluding deferred income) are carried at cost, which approximates their fair value. The fair values of other financial instruments are disclosed in Note 16 with fair value based upon discounted future cash flows using discount rates that reflect current market conditions for instruments with similar terms and risks. Such fair value estimates are not necessarily indicative of the amounts the Trust might pay or receive in actual market transactions. Potential transaction costs have also not been considered in estimating fair value.

From time to time, the Trust may enter into interest rate swap (option) transactions to modify the interest rate profile of its current or future outstanding debt without an exchange of the underlying principal amount. The difference payable or receivable on such transactions is recorded as an adjustment to the related interest cost.

The Trust does not acquire, hold, or issue derivative financial instruments for trading purposes.

2. Income properties

	Cost	Accumulated Amortization	Net Carrying Amount 2003
Land	$ 734,947	$ -	$ 734,947
Buildings	2,710,407	(89,868)	2,620,539
Deferred tangible leasing costs	55,391	(20,075)	35,316
Equity investments in income properties	8,714	-	8,714
	$ 3,509,459	$ (109,943)	$ 3,399,516

(tabular amounts in thousands, except per unit amounts)

2. Income properties *(continued)*

	Cost	Accumulated Amortization	Net Carrying Amount 2002
Land	$ 660,703	$ -	$ 660,703
Buildings	2,429,229	(69,658)	2,359,571
Deferred tangible leasing costs	49,474	(17,812)	31,662
Equity investments in income properties	25,248	-	25,248
	$ 3,164,654	$ (87,470)	$ 3,077,184

(i) In November 2003, the Trust completed the disposition of a non-retail income property (Note 1 (c)). At December 31, 2003 and 2002 summarized financial information relating to the discontinued operation is as follows:

	2003	2002
Assets	$ **184**	$ 6,385
Liabilities	**8**	129
Revenue	**205**	314
Operating costs	**404**	191
Amortization	**807**	272
Loss from real estate investments	**1,936**	-
Net loss	**2,942**	81

(ii) Land and buildings include an income property under capital lease for which the Trust has exercised its option to purchase in 2013. The components are as follows: land - $4,010,000; building - $12,437,000; accumulated amortization - $34,000; and, included in mortgages payable is an obligation under capital lease of $10,524,000 (maturing in 2013, encompassing annual minimum lease payments of $750,000 for each of the next five years at an imputed interest rate of 5.75% per annum).

(iii) In September 2003 the non-controlling interest in an income property was redeemed for cash consideration of $52,800,000.

(iv) Rental revenue includes income from equity investments in income properties of $912,000 (2002 - $3,285,000).

(tabular amounts in thousands, except per unit amounts)

3. Properties under development

Included in properties under development are carrying costs of $10,578,000 (2002 - $7,239,000). The costs to complete properties currently under development is estimated to be $56,000,000.

4. Capitalization of carrying costs

	2003	2002
Interest		
Interest expense	**$ 137,779**	$ 116,344
Capitalized to real estate investments	**(9,216)**	(6,513)
Net interest expense	**$ 128,563**	$ 109,831
General and administrative		
General and administrative expense	**$ 16,026**	$ 14,480
Capitalized to real estate investments	**(3,262)**	(3,219)
Net general and administrative expense	**$ 12,764**	$ 11,261

5. Mortgages and loans receivable

	2003	2002
Mortgages and loans receivable from co-owners	**$ 22,480**	$ 18,611
Participating mortgages and loans receivable	**51,952**	43,824
Other mortgages and loans receivable	**6,861**	10,260
	$ 81,293	$ 72,695

Mortgages and loans receivable from co-owners bear interest at rates varying from 6% to 11.50% per annum with a weighted average year end rate of 10.21% (2002 - 10.84%). The mortgages and loans receivable from co-owners have fixed maturity dates between 2004 and 2008. Prior to maturity, the mortgages and loans receivable from co-owners will also be repaid from the cash flows generated from operating and capital transactions relating to the underlying properties.

(tabular amounts in thousands, except per unit amounts)

5. Mortgages and loans receivable *(continued)*

Participating mortgages and loans receivable bear interest at rates ranging from 10% to 12% per annum and entitle the Trust to a share of the income generated by the properties securing those mortgages ("the properties"). Participating mortgages and loans receivable mature on the earlier of (i) ten years from the date of initial advance and (ii) subject to the borrower's right to extend for a further five years, the date of completion of the acquisition by the Trust of its interest. The Trust has options to purchase (and the borrowers have options to require the Trust to purchase) an interest (generally between 33 1/3% and 50%) in the properties. These options can be exercised upon the substantial completion of the properties. Prior to maturity, these participating mortgages and loans will also be repaid from the cash flows generated from the exercise of the Trust's options to purchase the properties and from operating and capital transactions relating to the properties.

Other mortgages and loans receivable bear interest at rates varying from 5.50% to 8% per annum with a weighted average year end rate of 6.98% (2002 – 7.23%). Future repayments are due as follows:

Year ending December 31,	2004	$	991
	2005		3,598
	2006		2,272
Other mortgages and loans receivable		$	6,861

6. Prepaid expenses and other assets

		2003		2002
Operating expenses and property taxes	**$**	**10,722**	$	7,761
Recoverable operating costs		**9,114**		8,631
Debt financing costs		**7,089**		7,849
Capital assets (net of accumulated amortization of $3,194)		**4,395**		4,870
Other		**3,514**		953
	$	**34,834**	$	30,064

(tabular amounts in thousands, except per unit amounts)

7. Mortgages payable

Mortgages payable bear interest at rates ranging between 4.59% and 12.95% per annum with a weighted average year end rate of 7.15% (2002 – 7.30%) and mature between 2004 and 2023. Future repayments are due as follows:

Year ending December 31,	2004	$	**105,082**
	2005		**119,787**
	2006		**118,667**
	2007		**239,153**
	2008		**198,492**
	Thereafter		**939,250**
		$	**1,720,431**

At December 31, 2003 the Trust had revolving lines of credit totalling $102,500,000 (2002 - $120,000,000) with major Canadian financial institutions, against which $20,572,000 of letters of credit (2002 - $13,592,000) were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

8. Debentures payable

	2003	2002
Series A senior unsecured, maturity of October 31, 2007, interest bearing at 7.07% per annum, payable semi-annually	$ **13,693**	$ 13,693
Series B senior unsecured, maturity of April 25, 2005, interest bearing at 6.75% per annum, payable semi-annually	**50,000**	50,000
Series C senior unsecured, maturity of January 18, 2006, interest bearing at 7.20% per annum, payable semi-annually	**125,000**	125,000
RealFund Series A senior unsecured, maturity of August 1, 2007, interest bearing at 7.05% per annum, payable semi-annually	**150,000**	150,000
	$ **338,693**	$ 338,693

(tabular amounts in thousands, except per unit amounts)

9. Accounts payable and accrued liabilities

	2003	2002
Tenant installation and capital expenditures	$ 50,770	$ 53,188
Operating expenses	37,619	38,815
Deferred income	25,165	21,696
Accrued interest expense	19,813	18,389
Distributions payable to unitholders	17,360	14,668
	$ 150,727	$ 146,756

10. Unitholders' equity

	2003	2002
Units outstanding, beginning of year	158,573	146,669
Units issued	19,477	11,904
Units outstanding, end of year	178,050	158,573

At December 31, 2003, there were 2,500,000 warrants outstanding. Each warrant expires on September 7, 2006 and entitles the holder to acquire one unit of the Trust at $11.02.

On April 17, 2003, the Trust issued 11,000,000 units for cash consideration of $140,250,000. Unit issue expenses were approximately $5,900,000.

On October 21, 2003, the Trust issued 5,000,000 units for cash consideration of $70,500,000. Unit issue expenses were approximately $1,500,000.

On May 1, 2002, the Trust issued 9,000,000 units for cash consideration of $108,900,000. Unit issue expenses were approximately $4,400,000.

During the year, 1,686,000 (2002 – 1,460,000) units were issued under the Trust's distribution re-investment and direct purchase plans for total cash consideration of $22,804,000 (2002 - $17,589,000).

During the year, 1,791,000 (2002 – 1,444,000) units were issued under the Trust's trustee and employee unit option plan for total cash consideration of $16,799,000 (2002 - $13,037,000).

11. Incentive unit option plan

The Trust's incentive unit option plan for its employees and trustees ("the plan") provides for option grants to a maximum of 14,000,000 units. At December 31, 2003, 3,750,000 unit option grants remained available for issuance under the plan. The exercise price of each option equals the market price of the Trust's units on the date of grant and an option's maximum term is 10 years. All options granted under the plan through to December 31, 2003 vest at 20% per year from the grant date, being fully vested after four years.

(tabular amounts in thousands, except per unit amounts)

11. Incentive unit option plan *(continued)*

A summary of the status of the plan as at December 31, 2003 and 2002, and changes during the years ended on those dates are as follows:

Options	2003 Units	2003 Weighted Average Exercise Price	2002 Units	2002 Weighted Average Exercise Price
Outstanding, beginning of year	**5,686**	**$ 10.26**	5,851	$ 9.46
Granted	**1,050**	**$ 13.24**	1,350	$ 12.39
Exercised	**(1,791)**	**$ 9.38**	(1,444)	$ 9.04
Forfeited	**(36)**	**$ 11.25**	(71)	$ 9.60
Outstanding, end of year	**4,909**	**$ 11.22**	5,686	$ 10.26
Options exercisable at year end	**2,803**	**$ 10.57**	3,286	$ 9.87
Weighted average fair value per unit of options granted during year		**$ 0.71**		$ 0.55

The Trust applies the intrinsic value based method of accounting for stock-based compensation awards granted to trustees and employees. Accordingly, no compensation expense is recognized under the plan when unit options are granted. Had compensation cost for the Trust's plan been determined based on the fair value at the grant dates after January 1, 2002 for awards under the plan consistent with the fair value based method of accounting for stock-based compensation, the Trust's net earnings and earnings per unit amounts would have been reduced to the pro forma amounts indicated below:

		2003	2002
Net earnings	As reported	**$ 182,416**	$ 172,208
	Pro forma	**$ 181,803**	$ 171,808
Earnings per unit	As reported- basic	**$ 1.08**	$ 1.11
	As reported- diluted	**$ 1.07**	$ 1.11
	Pro forma- basic and diluted	**$ 1.07**	$ 1.11

The pro forma compensation expense associated with these options was calculated using the Black-Scholes Model for option valuation, assuming a weighted average volatility of 11.5% on the underlying units, a weighted average exercise price of $12.44, a weighted average distribution yield of approximately 8.9% and a weighted average risk free interest rate of approximately 5.7%.

(tabular amounts in thousands, except per unit amounts)

11. Incentive unit option plan *(continued)*

The following unit options granted to employees and trustees were outstanding at the end of the year:

Exercise Price ($)	Options Outstanding	Options Vested	Expiry Date
9.625	200	200	June 2, 2007
10.600	340	340	January 12, 2008
10.500	318	318	May 25, 2008
9.450	358	358	May 31, 2009
9.500	10	10	June 1, 2009
8.500	100	80	January 7, 2010
8.800	112	90	June 1, 2010
8.900	112	67	October 4, 2010
9.250	500	300	January 4, 2011
10.450	539	323	May 30, 2011
12.070	500	200	January 4, 2012
12.600	762	305	May 30, 2012
12.250	20	4	December 6, 2012
12.430	325	65	January 1, 2013
12.450	25	5	January 5, 2013
13.650	688	138	June 2, 2013
	4,909	2,803	

On January 2, 2004, options to acquire 400,000 units of the Trust at a price of $15.20 per unit were granted. The options expire January 1, 2015.

12. Employee future benefits

The Trust maintains several pension plans for its employees. The defined contribution pension plan incurred current service costs in the amount of $276,000 for the year ended December 31, 2003 (2002 - $233,000). The defined benefit pension plan benefits are based on the length of service and the final three to five years average salary, up to a stated maximum. A summary of the defined benefit pension plans for the year ended December 31, 2003 is as follows: ending balance of fair value of plan assets - $173,000 (2002 - $105,000); ending balance of accrued benefit liability - $820,000 (2002 - $527,000); and annual benefit expense - $347,000 (2002 - $278,000).

(tabular amounts in thousands, except per unit amounts)

13. Investment in co-ownerships

The Trust's share of the assets, liabilities, earnings and cash flows from co-ownership activities is summarized as follows:

	2003	2002
Assets	$ **880,216**	$ 649,087
Liabilities	**572,409**	402,005
Revenue	**113,184**	66,490
Expenses	**78,580**	42,908
Net earnings	**34,604**	23,582
Cash flow provided by operating activities	**34,445**	25,396
Cash flow provided by financing activities	**139,950**	113,522
Cash flow used in investing activities	**(199,147)**	(256,619)

Guarantees and contingencies (Note 19 (c))

14. Distributions to unitholders

The Trust is governed by a Declaration of Trust ("Declaration") which requires it to distribute to unitholders 90% or more of its distributable income before distributable capital gains ("recurring distributable income" or "RDI") with the balance being retained by the Trust for use in its operations.

The Declaration requires RDI to be calculated generally as annual net earnings excluding gains and losses from real estate investments, amortization of buildings, provisions for impairment of real estate investments and other items that are not, in the view of the Trustees, proper determinants of the actual operating income of the Trust. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. The Trust's method of calculating RDI may differ from other issuers' methods and accordingly RDI may not be comparable to measures used by other issuers.

(tabular amounts in thousands, except per unit amounts)

14. Distributions to unitholders *(continued)*

RDI has been calculated in accordance with the Declaration, as follows:

	2003	2002
Net earnings	**$ 182,416**	$ 172,208
Amortization	**29,859**	24,794
(Gain) loss from real estate investments	**1,581**	(7,786)
Recurring distributable income	**213,856**	189,216
Retention of recurring distributable income	**(20,845)**	(18,101)
Distributions to unitholders	**$ 193,011**	$ 171,115
Per unit		
Distributions to unitholders	**$ 1.140**	$ 1.105

15. Income taxes

The Trust is taxed as a Mutual Fund Trust for income tax purposes. The Trust is required by its Declaration to distribute all of its taxable income to unitholders and to deduct such distributions for income tax purposes. Accordingly, no provision for income taxes is required.

The carrying value of the Trust's real estate at December 31, 2003 exceeds its tax basis by approximately $314,000,000.

16. Financial instruments

(i) Fair value of financial instruments

	2003		2002	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Mortgages payable	**$ 1,720,431**	**$ 1,871,387**	$ 1,407,374	$ 1,487,197
Debentures payable	**$ 338,693**	**$ 356,566**	$ 338,693	$ 346,070

(tabular amounts in thousands, except per unit amounts)

16. Financial instruments *(continued)*

(ii) Risk Management

(a) Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease commitments. The Trust mitigates this risk by conducting credit assessments on all new lessees, by ensuring that its tenant mix is diversified through a large tenant base and by limiting its exposure to any one tenant.

Further risks arise in the event that borrowers default on the repayment of their mortgages to the Trust. Such risk is mitigated through due diligence and evaluation of the worth of the underlying real estate investments.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its borrowings. The Trust seeks to reduce its interest rate risks by staggering the maturities of its long term debt and by limiting the use of floating rate debt.

17. Gain from real estate investments

	2003	2002
Gain on sale of real estate investments	**$ 354**	$11,506
Provision for diminution in valuation of real estate investments	-	(3,720)
	$ 354	$ 7,786

18. Segmented disclosures

The Trust owns, develops, manages and operates shopping centres located in Canada. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with GAAP.

No single tenant accounted for 10% or more of the Trust's rental revenue.

(tabular amounts in thousands, except per unit amounts)

19. Commitments

(a) Lease commitments

The Trust is committed under long term operating leases with various expiry dates to 2029. Minimum annual rentals for the next five years are as follows:

Year ending December 31,	2004	$ 3,880
	2005	4,178
	2006	4,209
	2007	4,193
	2008	1,655

(b) Future real estate purchase

During 1999, the Trust acquired a 50% interest in a real estate investment and has committed to acquire the remaining 50% interest in January 2004 for a purchase price of $30,860,000, consisting of cash consideration of $9,210,000 and the assumption of a mortgage payable of $21,650,000.

(c) Guarantees

The Trust has provided guarantees on behalf of third parties, primarily to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable and on behalf of RioCan's partners and co-owners for their share of certain mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At December 31, 2003 such guarantees amounted to $336,490,000, expire between 2004 and 2019, and $Nil has been provided for in these financial statements. The fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

Document 132

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is a discussion and analysis of the consolidated financial position and results of operations of RioCan Real Estate Investment Trust ("RioCan", "the Trust") for the year ended December 31, 2003. This should be read in conjunction with the Trust's consolidated financial statements for the two years ended December 31, 2003 and 2002. Historical results and percentage relationships contained in the consolidated financial statements and management's discussion and analysis, including trends which might appear, should not be taken as indicative of the Trust's future operations.

Certain information contained in this "Management's Discussion and Analysis" contains forward-looking statements, based on the Trust's estimates and assumptions which are subject to risks and uncertainties. This could cause the Trust's actual results to differ materially from the forward-looking statements contained in this discussion.

OVERVIEW

RioCan is an unincorporated "closed-end" trust governed by the laws of the Province of Ontario and constituted pursuant to a Declaration of Trust ("Declaration"). RioCan is publicly traded and is listed on the Toronto Stock Exchange under the symbol REI.UN.

RioCan is Canada's largest real estate investment trust ("REIT") as measured by assets and total market capitalization. At December 31, 2003 the Trust had ownership interests in a portfolio of 170 shopping centres, with RioCan's owned interest being over 27.8 million square feet.

RioCan's purpose is to deliver to its unitholders stable and reliable cash distributions that will increase over the long term. It seeks to do so by following a strategy of owning, developing, managing and operating Canadian retail real estate. Management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the Trust has a single reportable segment for disclosure purposes in accordance with Canadian generally accepted accounting principles ("GAAP").

RioCan's above stated purpose means the key measures by which management evaluates obtaining its objective are: (i) the growth in its distributable income before distributable capital gains ("recurring distributable income" or "RDI" a non-GAAP measure which is discussed under financial liquidity and capital commitments); and (ii) the growth and stability of cash distributions to unitholders. Recent historical data relating to these key measures are as follows:

(amounts per unit)	Recurring distributable income	% change year over year	Distributions to unitholders	% change year over year
2003	$ 1.263	3.36%	$ 1.140	3.17%
2002	$ 1.222	4.62%	$ 1.105	2.79%
2001	$ 1.168	4.29%	$ 1.075	0.37%
2000	$ 1.120	7.69%	$ 1.071	2.98%
1999	$ 1.040		$ 1.040	

SIGNIFICANT ACCOUNTING POLICIES

The discussion and analysis of RioCan's financial position and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates under different assumptions and conditions.

Management believes the following significant accounting policies are most affected by judgments and estimates used in the preparation of the Trust's consolidated financial statements. For a detailed description of these and other accounting policies refer to Note 1 of the consolidated financial statements.

Building amortization

The Trust is required to assess the useful lives of its income properties for purposes of determining the amount of building amortization to reflect on a quarterly and annual basis. For the two years ended December 31, 2003 and 2002, the Trust recorded amortization on its buildings on a 5% forty-year sinking fund basis. The amortization basis has a direct impact on the Trust's net earnings. (For additional analysis refer to the subsequent discussion relating to future changes in significant accounting policies.)

Impairment of real estate investments

The Trust evaluates at least annually, or when events or circumstances occur, the recoverability of its income properties and properties under development and records an impairment provision when the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the properties are less than the carrying amount of the related property. The Trust's estimates of future cash flow and the effects of other factors could vary and result in a significantly different assessment of impairment.

The Trust reviews at least annually, or when events or circumstances occur, its mortgages receivable for impairment. Impairment is recognized when the carrying values of the mortgages receivable will not be recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets being insufficient to cover the obligations and encumbrances, including the carrying values of the mortgages receivable, in a sale between unrelated parties in the normal course of business. The Trust's estimates of future cash flow and fair values could vary and result in a significantly different assessment of impairment.

Guarantees

The Trust reviews at least annually, or when events or circumstances occur, its contingent liabilities relating to its guarantees on behalf of third parties, primarily to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable and on behalf of RioCan's partners and co-owners for their share of certain mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. A contingent liability is recorded by the Trust when the carrying values of the related real estate investments are not recovered either as a result of the inability of the underlying assets' performance to meet the contractual debt service terms of the underlying debt or the fair values of the collateral assets being insufficient to cover the obligations and encumbrances in a sale between unrelated parties in the normal course of business. The Trust's estimates of future cash flow and fair values could vary and result in a significantly different assessment of its contingent liabilities.

Fair value of financial instruments

The Trust is required to determine at least annually the fair value of its mortgage debt and unsecured debentures. In determining the fair value of these financial instruments, the Trust uses third party or market quotations and internally developed models that reflect estimated market conditions. The Trust's valuations of financial instruments are based on estimates and the fair value of RioCan's financial instruments may change if its estimates do not turn out to be accurate.

ASSET PROFILE

Real estate investments

The specific retail areas in which RioCan invests are: (i) neighbourhood convenience unenclosed centres; (ii) new format retail centres; and (iii) dominant enclosed malls in smaller urban areas. Neighbourhood convenience unenclosed and dominant regional enclosed malls are generally supermarket or junior department store anchored shopping centres, typically comprising 100,000 to 250,000 square feet of leasable area. Other convenience-oriented tenants generally include drug stores, restaurants and other service providers. Such retail centres address the everyday, convenience-oriented needs of consumers. A significant portion of RioCan's portfolio consists of new format retail centres – large aggregations of dominant retailers grouped together at high traffic and easily accessible locations. These unenclosed campus-style centres are generally anchored by supermarkets and junior department stores and may include an entertainment component (new generation movie theatres, large-format bookstores and restaurants) and a fashion component.

Income properties are comprised of long-lived income properties (those income properties consistent with RioCan's core investment strategy), properties held for sale and discontinued operations (arising from disposals of long-lived income properties), properties held for resale (properties that are not long-lived assets for which there is no intention of their being used on a long term basis and are intended to be sold in the ordinary course of business), real estate investments accounted for using the equity method and deferred leasing costs. Income properties have grown to $3.4 billion at December 31, 2003 from $3.1 billion at December 31, 2002. The change in the components of income properties is discussed below.

Included in real estate investments accounted for using the equity method ("equity-accounted investments") is the Trust's 15% equity interest ($6.9 million at December 31, 2003) in the RioCan Retail Value Limited Partnership ("RRVLP"). RRVLP was formed in August 2003 with a 25% participation by the Ontario Municipal Employees Retirement System ("OMERS") and a 60% participation by the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). The business of RRVLP is to acquire underperforming shopping centres in Canada that have the potential for significant value-added, redevelopment or repositioning opportunities and then to dispose of these assets over a period of years. The partners have committed (in the event suitable investments are contracted for) to invest $200 million (of which RioCan's share is up to $30 million), which taken together with third-party debt, will enable RRVLP to invest more than $500 million in targeted investments. At December 31, 2003 RRVLP had acquired four shopping centres with a total cost aggregating $84.5 million. Commencing with the earlier of: (i) the expiration of a three year investment period, or (ii) the period of time after which 90% or more of the $200 million investment commitment has been expended, RRVLP will continue for a further four years. TIAA-CREF is a major U.S. pension fund, with US$300 billion in assets under management. OMERS is one of Canada's largest pension funds, managing about $30 billion in net investment assets.

While RioCan's core investment strategy is to focus on stabilized, low risk retail properties to satisfy its goal of maintaining and creating stable and growing RDI, there are acquisition opportunities where value-added potential exists that are not suitable for RioCan as a sole investor. RRVLP provides RioCan with a vehicle that enables it to benefit as a minority investor in pursuing these opportunities and to earn asset management, property management, development and leasing fees in addition to incentive compensation for out-performance by the partnership.

Equity-accounted investments decreased from $25.2 million at December 31, 2002 to $8.7 million at December 31, 2003. This net decrease is attributable to (i) the Trust's new investment in RRVLP, less (ii) the second quarter acquisition by the Trust of an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted for 40% interest which it now proportionately consolidates (see second paragraph below). At December 31, 2003 RioCan's interests in the underlying real estate assets of all its equity-accounted investments was $18.8 million (December 31, 2002 - $106.3 million) and in the related underlying mortgages payable was $8.8 million (December 31, 2002 - $80.0 million).

Pursuant to an accounting release dated September 12, 2003 by the Canadian Institute of Chartered Accountants

("CICA") an entity is required to account prospectively for operating leases in income property acquisitions. The release requires that the cost of income properties be allocated to intangible and tangible assets. Intangible assets include the value of in-place leases, the value of the differential between original contractual rents and market rents for in-place leases and the value of customer relationships. Tangible assets include land and buildings and deferred tangible leasing costs. Prior to the application of this accounting release for income property acquisitions initiated on or after September 12, 2003 the cost of income property acquisitions was only allocated to land and buildings.

Income properties have grown to $3.4 billion at December 31, 2003 from $3.1 billion at December 31, 2002. This change is primarily attributable to acquisitions of $352.0 million during 2003, of which $132.7 million was financed through the assumption of related mortgage debt, and the acquisition by the Trust of an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted 40% interest. With the acquisition of this 20% additional interest the Trust now proportionately consolidates the interests in these real estate investments which resulted in an increase in (i) real estate investments of $78 million; and (ii) long-term debt of $76.9 million. During the year ended December 31, 2003 the Trust also completed dispositions with a net carrying amount of $51.9 million, generating gross proceeds of $54.5 million, including $3.6 million of mortgage debt that was assumed by the purchasers. This compares to (i) acquisitions of $768.7 million during the year ended December 31, 2002 of which $311.4 million was financed through the assumption of related mortgage debt, and (ii) dispositions with a net carrying amount of $113.9 million that generated gross proceeds of $127.2 million, including $30.7 million of mortgage debt that was assumed by the purchasers.

The consolidated carrying value of RioCan's owned interest in 27.8 million square feet of gross leasable area is approximately $122 per square foot. At December 31, 2003 RioCan's portfolio had an occupancy rate of 96.3% as compared to 95.8% at December 31, 2002.

Of the acquisitions completed during the year ended December 31, 2003, $31.0 million were acquisitions of a 50% interest, with the other 50% acquired by Kimco Realty Corporation ("Kimco"), a U.S. REIT listed on the New York Stock Exchange, which also focuses on the ownership of shopping centres. This compares to such acquisitions of $277.6 million for the corresponding period of 2002. In addition, during 2002 RioCan sold a 50% interest in seven income properties to Kimco for $75.6 million. During 2001 RioCan entered into a strategic alliance with Kimco. Originally, RioCan and Kimco each committed to invest $50 million on a joint venture basis to acquire and develop shopping centres in Canada. Subsequently, this commitment was increased such that both parties agreed to each invest up to $250 million if invested by January 18, 2003 after which time the commitment expired. The strategic alliance described above provided that RioCan grant Kimco with an exclusive right of first refusal to provide 50% of the funding for development and acquisition opportunities in Canada undertaken by the Trust. Although this exclusive right of first refusal expired on January 18, 2003 the parties have continued to assess potential joint investments on an ongoing basis. RioCan provides property management, development and leasing services for all the properties that are owned by the joint venture.

Effective for disposals initiated on or after May 1, 2003 the CICA introduced a new accounting standard for disposal of long-lived assets and discontinued operations, which is prospective in application. The application of this standard to RioCan's activities would generally require that a planned disposition of a 100% interest in a long-lived income property be classified as discontinued operations. Alternatively, a planned disposition of less than a 100% interest in a long-lived income property would require classification as income properties held for sale. Subsequent to a transfer in either case, RioCan would no longer record amortization of buildings and deferred leasing costs on these long-lived income properties.

As a result of the application of this new disposal standard, during the third quarter of 2003 the Trust transferred $3.7 million of long-lived income properties to discontinued operations, consisting of a non-retail income property. The disposition was completed in November 2003. The Trust recorded a loss on the disposition of this asset of $1.9 million during 2003.

In addition to the above described 2003 dispositions of income properties with a net carrying amount of $51.9 million, during the third quarter of 2003 the Trust completed dispositions of 70% interests in two long-lived income

properties for which the net carrying amount of $52.3 million had been transferred to income properties held for sale at the end of the second quarter of 2003. These dispositions generated gross proceeds of $52.4 million, including $18.5 million of mortgage debt that was assumed by the purchaser. The Trust will continue to provide property management, development and leasing services to the resulting co-ownership.

RioCan's portfolio requires ongoing investments of capital for tenant installation costs related to new and renewal leasing. Tenant installation costs consist of tenant allowances and other leasing costs including all costs associated with dedicated internal leasing professionals who represent RioCan and deal with tenant representatives. The costs associated with internal leasing staff primarily include compensation and related costs. Expenditures for tenant installations were $14.5 million for the year ended December 31, 2003 versus $15.9 million for the comparable period in 2002. RioCan also invests capital on an ongoing basis for the maintenance of its properties. Typical costs incurred are for roof replacement programs and the paving of parking lots. Tenant leases generally provide for the ability of the landlord to pass on such costs to tenants as operating costs.

As a normal part of its business, RioCan expands and redevelops existing shopping centres. The costs related to these activities are comprised of acquisition costs, external and internal costs directly related to the development and initial leasing of the properties, including applicable salaries and other direct costs, property taxes, interest on both specific and general debt. Some long-lived property acquisitions require substantial capital expenditures to enable them to compete effectively. The Trust takes these capital improvements and tenant installation costs into consideration at the time of acquisition and in negotiation of the purchase price.

Properties under development were $103.6 million at December 31, 2003 as compared to $90.5 million at December 31, 2002. During the year ended December 31, 2003 $74.0 million was expended on expansion opportunities and other development related expenditures as compared to $67.6 million for the comparable period in 2002. The balance of the change for both 2003 and 2002 is primarily comprised of the transfer, on a net basis, of the net carrying amount of certain income properties (or a portion thereof) to properties under (re)development.

During the year ended December 31, 2003 $6.9 million of cash was invested in capital expenditures on income properties, which, when taken together with $74.0 million of cash expended on properties under development, resulted in a total cash outflow during 2003 of $80.9 million for capital expenditures on income properties and properties under development. During the comparative period in 2002 $14.6 million of cash was invested in capital expenditures on income properties, which, when taken together $67.6 million of cash expended on properties under development, resulted in a total cash outflow of $82.2 million for capital expenditures on income properties and properties under development.

The Trust has a limited development program primarily focused on new format retail centres. The provisions of RioCan's Declaration have the effect of limiting investments in non-income producing assets to no more than 15% of unitholders' equity. To minimize risks, developments are generally undertaken with established developers either on a joint venture or co-tenancy basis, or by providing them with mezzanine financing on a participating mortgage basis. RioCan's policy is to not participate in the acquisition of land unless it is fully zoned and generally 65% of the buildable space has been pre-leased/pre-sold. Construction is phased to avoid the creation of meaningful amounts of vacant space. An advantage of unenclosed, new format retail is that it lends itself to staged construction, keyed to leasing levels. As a part of its development program, RioCan will make loan advances to its partners and borrowers to help fund the acquisition and development costs of the related properties. These transactions are generally structured either as co-tenancies or as participating mortgages receivable with RioCan granted options to purchase an interest (generally between 33 1/3% and 50%) in the underlying property (essentially, upon or after substantial completion).

Mortgages and loans receivable increased to $81.3 million at December 31, 2003 from $72.7 million at December 31, 2002. At December 31, 2003 the components comprising the Trust's mortgages and loans receivable were as follows: (i) mortgages and loans receivable from co-owners- $22.4 million (2002- $18.6 million); (ii) participating mortgages and loans receivable- $52.0 million (2002- $43.8 million); and (iii) other mortgages and loans receivable- $6.9 million (2002- $10.3 million).

Advances of mortgages and loans receivable during the year ended December 31, 2003 totaled $24.2 million as compared to $31.0 million for the comparable period in 2002. Principal repayments of such amounts totaled $22.3 million during the year ended December 31, 2003 a decrease from $120.5 million for the comparable period in 2002. During the year ended December 31, 2003 approximately $11.3 million of principal was repaid by borrowers with the proceeds of the Trust's acquisitions of the borrowers' interests in certain properties (including through the exercise of options to purchase) that had been financed by the Trust through participating and co-owners mortgage loans as compared to $99.6 million for the corresponding period in 2002. Other repayments during 2003 and 2002 included the repayment(s) of a vendor-take-back mortgage(s) and the balance of repayments were from cash flows generated from operating and capital transactions relating to the underlying properties.

Of the December 31, 2003 balance of participating mortgages and loans receivable, up to $28.3 million can be repaid from cash flows generated from the exercise of options to (require the) purchase of interests in the properties. At December 31, 2003 the exercise of these options would have resulted in an increase in real estate investments and mortgages payable of approximately $29.5 million.

Other operating items

Rents receivable decreased to $13.6 million at December 31, 2003 from $17.9 million at December 31, 2002. The decrease is primarily attributable to increased collections of property tax and common area billings to tenants. Prepaid expenses and other assets increased to $34.8 million at December 31, 2003 from $30.1 million at December 31, 2002. This increase is primarily attributable to an increase in prepaid operating costs and deferred acquisition costs. Accounts payable and accrued liabilities increased to $150.8 million at December 31, 2003 from $146.8 million at December 31, 2002. This increase is primarily attributable to: (i) an increase in accrued interest payable resulting from the increase in mortgages payable; (ii) an increase in deferred income; (iii) an increase in unitholders' distributions payable; partially offset by (iv) a decrease in accounts payable and accrued liabilities relating to tenant installation and capital expenditures.

Changes in other non-cash operating items (i.e. working capital) used $10.2 million of cash for the year ended December 31, 2003 compared to providing cash of $24.1 million for the comparative period in the prior year. The increased cash outflows during the twelve months ended December 31, 2003 are attributable to, amongst other items: (i) increased prepayments of operating costs; (ii) an increase in accrued interest receivable resulting from the decrease in mortgage receivable principal repaid as compared to 2002 by borrowers with the proceeds of the Trust's acquisitions of the borrowers' interests in properties; which were partially offset by; (iii) an increase in the amount of collections of property tax and common area billings to tenants; (iv) the sale of a property held for resale; and (v) an increase in accrued interest expense to be paid after the fourth quarter of 2003 resulting from the increase in mortgages payable.

CAPITAL STRUCTURE AND LIQUIDITY

RioCan finances its operations with various forms of capital, including equity, bank debt, long-term mortgage financing on completed income properties, unsecured debentures and short- to medium-term construction financing on properties under development.

Debt

RioCan's sources of debt include domestic and foreign mortgage lenders, the unsecured debenture market and conventional bank borrowings.

Standard & Poor ("S&P") and the Dominion Bond Rating Service Limited ("DBRS") provide credit ratings of debt securities for commercial entities. A credit rating generally provides an indication of the risk that the borrower will not fulfill its full obligations in a timely manner with respect to both interest and principal commitments. Rating categories range from highest credit quality (generally AAA) to very highly speculative (generally C). S&P has provided the Trust with an entity credit rating of BBB and a credit rating of BBB- relating to RioCan's unsecured

debentures. DBRS has provided the Trust with a credit rating of BBB (stable) relating to RioCan's unsecured debentures. A credit rating of BBB is generally an indication of adequate credit quality as defined by both agencies.

RioCan's Declaration provides for maximum total debt levels up to 60% of aggregate assets (defined in the Declaration as total assets plus accumulated amortization of income properties). Notwithstanding these unitholder approved limits, RioCan limits its debt to 55% of aggregate assets. At December 31, 2003 the Trust's indebtedness was 53.1% of aggregate assets and RioCan could therefore incur additional indebtedness of $165.2 million and still adhere to its policy of not exceeding a 55% leverage limitation. Comparatively, at December 31, 2002 the Trust's indebtedness was 51.9% of aggregate assets and RioCan could therefore incur additional indebtedness of over $231 million and still adhere to its policy of not exceeding a 55% leverage limitation.

At December 31, 2003 aggregate indebtedness of the Trust was $2.06 billion as compared to $1.75 billion at December 31, 2002. At December 31, 2003 the composition of RioCan's aggregate indebtedness was as follows: (i) mortgages payable of $1.72 billion (83.6% of aggregate indebtedness) as compared to $1.4 billion (80.6% of aggregate indebtedness) for the comparative period in 2002; and (ii) debentures payable of $338.7 million (16.4% of aggregate indebtedness) as compared to $338.7 million (19.4% of aggregate indebtedness) for the comparative period in 2002.

The increase in indebtedness during the year ended December 31, 2003 resulted primarily from: (i) new secured debt cash borrowings of $297.7 million; (ii) $132.7 million of mortgage financing assumed on the acquisition of real estate investments; (iii) as discussed above, with the acquisition of the 20% additional interest in certain real estate investments, the Trust now proportionately consolidates these interests in those investments resulting in an increase of long-term debt of $76.9 million; and (iv) the repayment of mortgage debt of $194.1 million (including $38.1 million in scheduled amortizations and $27.9 million of mortgage debt assumption by purchasers). During the comparative period in 2002 RioCan: (i) received cash proceeds of $332.3 million from new mortgage debt borrowings and gross proceeds of $125.0 million from the issue of Series C senior unsecured debentures; (ii) $311.4 million of mortgage financing was assumed on the acquisition of real estate investments; (iii) repayments of $263.1 million of such debt (including $27.9 million through scheduled amortizations and $30.7 million of mortgage debt assumption by purchasers); and (iv) the repayment of $86.3 million Series A senior unsecured debentures (and $13.7 million was extended by the holders to October 31, 2007).

At December 31, 2003 and 2002 RioCan had four series of senior unsecured debentures outstanding totaling $338.7 million. Such debt requires no ongoing scheduled repayments of principal amortization.

The vast majority of RioCan's mortgage indebtedness has recourse to the assets of the Trust (as opposed to only having recourse to the specific property charged). This policy has been followed as it generally results in lower interest costs than would otherwise be obtained. On a combined basis, the Trust's mortgages and debentures payable bear a December 31, 2003 year end weighted average interest rate of 7.1% with a weighted average term to maturity of 6 years, and have repayments for the next five years ending December 31 as follows: 2004 - $105.1 million of which $43.8 million relates to scheduled amortizations (5.1% of aggregate indebtedness); 2005 - $169.8 million of which $43.4 million relates to scheduled amortizations and $50.0 million relates to a debenture maturity (8.3% of aggregate indebtedness); 2006 - $243.7 million of which $43.6 million relates to scheduled amortizations and of which $125.0 million relates to a debenture maturity (11.8% of aggregate indebtedness); 2007 - $402.9 million of which $42.5 million relates to scheduled amortizations and of which $163.7 million relates to debenture maturities (19.6% of aggregate indebtedness); and, 2008 - $198.4 million of which $37.9 million relates to scheduled amortizations (9.6% of aggregate indebtedness).

Included in 2004 maturities are: (i) $43.8 million of scheduled amortizations; (ii) $9.7 million in construction loans that are expected to be refinanced with long-term financing at completion of the (re)developments; and (iii) $51.6 million of mortgage debt maturing in 2004. It is expected that all maturities will be refinanced or repaid in the normal course.

At December 31, 2003 RioCan had revolving lines of credit in place totaling $102.5 million with major Canadian

financial institutions, against which $20.6 million of letters of credit were drawn. These facilities are subject to annual renewal and are secured by certain income properties.

Off balance sheet assets and liabilities and guarantees

Certain of RioCan's mortgages receivable contain income participation rights in the underlying real estate. In addition, RioCan has real estate investments accounted for using the equity method. Had proportionate consolidation been used for these real estate investments, there would be no impact on RDI; however, RioCan's interest in the underlying real estate assets of these investments would have resulted in increases in: (i) real estate investments of $38.2 million; and (ii) long-term debt of $38.3 million. Furthermore, the Trust's indebtedness would have increased to 53.5% of aggregate assets.

The Trust has provided guarantees on behalf of third parties, primarily to borrowers under its participating mortgage receivable financing program for those borrowers' mortgages payable and on behalf of RioCan's partners and co-owners for their share of certain mortgages payable. Recourse would be had to the Trust under these guarantees in the event of a default by the borrowers, in which case the Trust would have a claim against the underlying real estate investments. At December 31, 2003 such guarantees amounted to $336.5 million, expire between 2004 and 2019, and no amount has been provided for in the consolidated financial statements. Management has determined that the fair value of the borrowers' interests in the real estate investments is greater than the mortgages payable for which the Trust has provided guarantees.

Equity

RioCan has an equity market capitalization of approximately $2.7 billion based on its unit price of $15.30 on the Toronto Stock Exchange at December 31, 2003.

Unit issue net proceeds for the year ended December 31, 2003 were $242.9 million as compared to $134.9 million for the comparable period in the preceding year. The change during the respective periods is primarily attributable to: (i) the April 2003 issue of 11,000,000 units for gross proceeds of $140.3 million and the October 2003 issue of 5,000,000 units for gross proceeds of $70.5 million as compared to the May 2002 issue of 9,000,000 units for gross proceeds of $108.9 million; (ii) 1.7 million units issued under the distribution reinvestment plan and direct purchase plans in 2003 versus 1.5 million units for the comparative period of 2002; and (iii) 1.8 million units were issued under the trustee and employee unit option plan in 2003 versus 1.4 million units in the corresponding period for 2002.

The Trust provides long term incentives to employees by granting options through the unit option plan. The options granted permit employees to acquire units at an exercise price equal to the market price of such units under option at the date the option is granted. The objective of granting options is to encourage executives and employees to acquire an ownership interest in the Trust over a period of time which acts as a financial incentive for such persons to consider the long term interests of the Trust and its unitholders. During the year ended December 31, 2003 1.1 million unit options (2002 - 1.4 million) were granted by the Trust.

At December 31, 2003 there were 2,500,000 warrants outstanding that were issued to Kimco in September 2001. Each warrant expires on September 7, 2006 and entitles Kimco to acquire one unit of the Trust at $11.02.

Financial liquidity and capital commitments

S&P and the DBRS provide stability ratings for REITs and income trusts. A stability rating generally provides an indication of both the stability and sustainability of REITs' and income trusts' distributions to unitholders.

S&P's rating categories range from the very highest level of cash distribution stability relative to other Canadian REITs and income trusts (SR-1) to a very low level of cash distribution stability relative to other Canadian REITs and income trusts (SR-7). RioCan's S&P stability rating at December 31, 2003 was SR-2. This rating category

reflects a very high level of cash distribution stability relative to other Canadian REITs and income trusts.

DBRS's rating categories range from highest stability and sustainability of distributions per unit (STA-1) to poor stability and sustainability of distributions per unit (STA-7). At December 31, 2003 RioCan had a DBRS stability rating of STA-2 (low). This rating category reflects very good stability and sustainability of distributions per unit. DBRS has rated RioCan with the highest stability rating for any REIT in Canada.

RioCan's Declaration requires it to distribute to unitholders 90% or more of its RDI with the balance being retained by the Trust for use in its operations. For the year ended December 31, 2003 RioCan distributed 90.3% of its RDI as compared to 90.4% for the comparative period of 2002. On December 10, 2003 the Trust increased its monthly distribution from $0.095 per unit to $0.0975 per unit.

The Declaration requires RDI to be calculated generally as annual net earnings excluding gains and losses from real estate investments, amortization of buildings, provisions for impairment of real estate investments and other items that are not, in the view of the Trustees, proper determinants of the actual operating income of the Trust. RDI is a non-GAAP measure and should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. The Trust's method of calculating RDI may differ from other issuers' methods and accordingly RDI may not be comparable to measures used by other issuers.

RDI has been calculated in accordance with the Declaration, as follows:

(thousands of dollars, except per unit amounts) Years ended December 31	2003	2002
Net earnings	$ 182,416	$ 172,208
Amortization	29,859	24,794
(Gain) loss from real estate investments	1,581	(7,786)
Recurring distributable income	213,856	189,216
Retention of recurring distributable income	(20,845)	(18,101)
Distributions to unitholders	$ 193,011	$ 171,115
Per unit		
Recurring distributable income	$ 1.263	$ 1.222
Retention of recurring distributable income	(0.123)	(0.117)
Distributions to unitholders	$ 1.140	$ 1.105

During the year ended December 31, 2003 distributions to unitholders increased by 12.8% to $193.0 million compared to $171.1 million for 2002. RioCan generated $213.9 million of RDI as compared to $189.2 million in 2002, an increase of 13.1% over the prior year. Of the 2003 distributions to unitholders $22.0 million (11.4%) was reinvested by unitholders through the distribution re-investment program as compared to $16.7 million (9.8%) for 2002.

During the year ended December 31, 2003 distributions to unitholders per unit increased by 3.2% to $1.140 per unit as compared to $1.105 per unit in 2002. RDI per unit increased by 3.4% to $1.263 per unit as compared to $1.222

per unit in 2002.

During 2003 the Trust completed two "bought deal" equity issues for 16,000,000 units aggregating gross proceeds of $210.8 million as compared to one such equity issue for 9,000,000 units aggregating gross proceeds of $108.9 million for the comparative period of 2002. The October 2003 equity issue was executed on a private placement basis. The equity issue proceeds were (or are to be) used for, among other things, repaying indebtedness, acquiring real estate investments, funding (re)development projects, expanding and improving properties and other investments.

RioCan ended 2003 with $157.7 million of cash and short-term investments and over $81.9 million of available undrawn annual bank lines of credit. These bank credit facilities are available to fund property acquisitions and (re)developments and to meet short term working capital requirements. RioCan intends to renew its bank credit facilities prior to their maturity dates.

As previously stated RioCan has a policy of not exceeding its debt to 55% of aggregate assets. At December 31, 2003 the Trust's indebtedness was 53.1% of aggregate assets and RioCan could therefore incur additional indebtedness of $165.2 million and still adhere to its policy of not exceeding a 55% leverage limitation.

At December 31, 2003 the Trust was committed under long term operating leases primarily relating to income properties, with various expiry dates to 2029. Minimum annual rentals for the next five years ending December 31 are as follows: 2004 - $3.8 million; 2005 - $4.2 million; 2006 - $4.2 million; 2007 - $4.2 million; and 2008 - $1.7 million.

The costs-to-complete properties under development at December 31, 2003 were approximately $56.0 million and there was a $30.9 million forward purchase commitment for the remaining 50% interest of an income property which is to be completed in January 2004 and was funded by cash consideration of $9.2 million and the assumption of mortgage debt of $21.7 million.

On September 22, 2003 RioCan filed a renewal of its short form base shelf prospectus which will allow the Trust, during the two year period that this prospectus remains valid, to issue senior unsecured debt securities in an aggregate principal amount of up to $275 million. At December 31, 2003 no debt had been issued under this renewal short form base shelf prospectus.

RioCan anticipates that cash flows from operations will continue to provide adequate capital to fund its operating and administrative expenses, regular interest costs on its debt and distributions to unitholders. In addition, the Trust anticipates that cash on hand, borrowings under its revolving credit facilities, and its ability to access public equity and debt markets, should it decide to take such action, will provide the necessary capital required by the Trust to fund its ongoing capital commitments and obligations and execute its business plan.

RESULTS OF OPERATIONS

The Trust reported net earnings of $182.4 million for the year ended December 31, 2003 as compared with net earnings of $172.2 million for the comparative period in 2002. Net earnings per unit for the year ended December 31, 2003 were $1.08 versus $1.11 for the comparative period in 2002. Net earnings for the year ended December 31, 2003 included gains from real estate investments of $0.4 million and a disposition loss from discontinued operations of $1.9 million versus gains from real estate investments of $7.8 million in the comparable period of 2002.

Revenue

The Trust retains substantially all of the benefits and risks of ownership of its income properties and therefore, accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements, including property tax and operating cost recoveries. For arrangements involving multiple elements, the Trust allocates the consideration to each element based on relative fair values. Rental

revenue also includes the Trust's share of income from equity investments in income properties.

Rental revenue increased by 16.3% to $507.8 million for the year ended December 31, 2003 from $436.7 million for the corresponding period in 2002. The increase resulted primarily from: (i) the full year impact of net acquisitions of $654.8 million in income properties during 2002; (ii) net acquisitions of $325.8 million of income properties during 2003; and (iii) as previously discussed, the Trust acquired an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted 40% interest. With the acquisition of this 20% additional interest the Trust now proportionately consolidates the interests in these real estate investments which resulted in an increase in rentals related to the 40% interest; (iv) the balance of the increase primarily relates to the completion of (re)development projects, new leasing within the property portfolio, and an overall increase in the portfolio occupancy rate to 96.3% at December 31, 2003 as compared to 95.8% at December 31, 2002. Additionally, rental revenue includes income from equity investments in income properties of $0.9 million (2002 - $3.2 million), the decrease is primarily attributable to the above described change to proportionate consolidation upon the acquisition of the additional 20% interest.

The Trust has interests in various real estate investments through co-ownerships, investments accounted for by the equity method and participating mortgages receivable. Generally, the Trust provides asset and property management services for these investments for which it earns market based fees. Fees are recognized as the service or contract activity is performed using either the percentage of completion or the completed contract method. Under the percentage completion method where services are provided over a specific period of time, revenue is recognized on a straight-line basis unless there is evidence that some other method would better reflect the pattern of performance. The completed contract method is applied when performance consists of a single act.

Fee income increased by 28.7% to $13.9 million for the year ended December 31, 2003 from $10.8 million for the comparative period during 2002. The increase resulted primarily from: (i) an increase in property management fees earned during 2003 primarily as a result of the joint venture acquisitions made with Kimco during 2002; and (ii) increased asset management fees earned related to new joint venture initiatives.

Interest charged on mortgages and loans receivable and interest earned on cash balances decreased by 35.6% to $10.2 million for the year ended December 31, 2003 from $15.8 million for 2002. This decrease is due to substantial net repayments made by borrowers on mortgages receivable throughout 2002 as previously discussed. As such, RioCan earned interest income on higher mortgage receivable balances during 2002.

Expenses

Operating costs increased 15.8% to $167.6 million from $144.8 million for the comparative period during 2002. Included in operating costs are property taxes of $101.5 million which increased by 14.3% from $88.8 million for the comparative period during 2002. Building and deferred tangible leasing costs amortization increased 19.1% to $36.2 million from $30.4 million for the comparative period during 2002. These increases resulted primarily from: (i) the full year impact of net acquisitions of $654.8 million in income properties during 2002; (ii) net acquisitions of $325.8 million of income properties during 2003; (iii) as previously discussed, the Trust acquired an additional 20% interest in certain real estate investments in which it previously owned an equity-accounted 40% interest. With the acquisition of this 20% additional interest the Trust now proportionately consolidates the interests in these real estate investments which resulted in an increase related to the 40% interest; and (iv) the completion of (re)development projects within the portfolio.

Interest expense increased by 18.5% to $137.8 million during the year ended December 31, 2003 from $116.3 million in the comparable period for 2002. This increase is primarily attributable to: (i) RioCan having higher debt levels than in prior periods as a result of the increase in permitted leverage approved by its unitholders and debenture holders in 2001; and (ii) the additional debt undertaken to finance RioCan's net acquisition program of $654.8 million in income properties during 2002 and the net acquisitions of $325.8 million in income properties during 2003. The increased interest expense on new debt was partially offset by scheduled amortizations of mortgage principle and the repayment of debt related to properties sold during the periods. Amounts capitalized to

real estate investments during 2003 of $9.2 million represents 6.7% of interest expense, an increase from $6.5 million or 5.6% for the comparable period in 2002. The increase in capitalized interest is commensurate with the increase in (re)development activities undertaken by RioCan during 2003.

General and administrative expense includes expenses for general Trust activities and real estate investment asset management functions. Expenses for property management, and those direct internal costs not included in tenant installation or development costs are recorded as property operating costs. General and administrative expense increased by 10.3% to $16.0 million during the year ended December 31, 2003 from $14.5 million in the comparable period for 2002. Amounts capitalized to real estate investments during 2003 of $3.3 million represent 20.6% of general and administrative expense as compared to $3.2 million or 22.2% for 2002. The relative decrease in general and administrative expense capitalized is commensurate with the increase in fee related services undertaken by the Trust during 2003.

The non-controlling interest charge to net earnings was $1.8 million during the year ended December 31, 2003 as compared to $2.6 million for 2002. The charge represents an allocation of a subsidiary's net earnings from a real estate investment to the non-controlling interest. In September 2003 that non-controlling interest was redeemed for cash consideration of $52.8 million.

Gain from real estate investments

Included in net earnings for the year ended December 31, 2003 are $0.4 million of gains from real estate investments arising from sales as compared to $7.8 million for the corresponding period of 2002, which amount was comprised of: (i) $11.5 million of gains from sales of real estate investments sold in 2002; and (ii) a $3.7 million provision for diminution in valuation of two real estate investments recorded on two shopping centres whose book value exceeded their net recoverable amount during 2002. The actual cash generated from real estate investments sales during 2003 was $80.5 million (73.0% of proceeds) versus $84.1 million (73.2% of proceeds) for the comparative period of 2002. Cash generated from 2003 dispositions was proportionate to 2002 primarily due to the property dispositions in both periods having proportionately similar related mortgage debts and therefore proportionately similar mortgage debts were assumed by the purchasers.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of operating performance widely used by the real estate industry. The Canadian Institute of Public and Private Real Estate Companies generally defines FFO as net income adjusted for extraordinary items, gains or losses on the sale of, or provisions for impairment against, capital items and depreciation and amortization relating to capital items. FFO should not be construed as an alternative to net earnings or cash flow from operating activities determined in accordance with GAAP as an indicator of the Trust's performance. RioCan's method of calculating FFO may differ from other issuers' methods and accordingly may not be comparable to measures used by other issuers.

RioCan considers FFO a meaningful additional measure of operating performance as it primarily rejects the assumption that the value of real estate investments diminishes predictably over time and it adjusts for items included in GAAP net income that may not necessarily be the best determinates of RioCan's operating performance (such as gains or losses on the sale of, and provisions for impairment against, real estate investments).

A reconciliation of GAAP net earnings to FFO is as follows:

(thousands of dollars, except per unit amounts)

Years ended December 31	2003	2002
Net earnings	$ 182,416	$ 172,208
Amortization	37,710	31,856
Gain from real estate investments	(354)	(7,786)
Discontinued operations	2,743	272
Funds from operations	$ 222,515	$ 196,550
Per unit		
Funds from operations per weighted average number of units outstanding	$ 1.32	$ 1.27

FFO increased by 13.2% to $222.5 million during the year ended December 31, 2003 from $196.6 million for the corresponding period of 2002. FFO per unit increased by 3.9% to $1.32 per unit during the year ended December 31, 2003 from $1.27 per unit for the corresponding period of 2002.

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The CICA has recently issued accounting pronouncements that will impact the accounting policies of the Trust during its year ending December 31, 2004. They are as follows:

1. *Accounting for impairment of long-lived assets*

   The CICA's new accounting standard for impairment of long-lived assets require an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. This standard is prospective in application and effective for the Trust's 2004 fiscal year. RioCan has estimated that the impact of the adoption of this standard will not have a material impact on the Trust's financial position or results of operations.

2. *Amortization of income properties*

   The CICA has adopted recommendations that effectively disallow the use of the sinking fund method of amortization, which method is currently used by the Trust in amortizing its income properties. This standard is prospective in application and effective for the Trust's 2004 fiscal year. Commencing January 1, 2004 the Trust expects to amortize the net carrying amount of its buildings using the straight-line method over a forty year estimated useful life period. Based on RioCan's net carrying amount of buildings at December 31, 2003 RioCan expects that the estimated impact of the adoption of this standard will increase building amortization during 2004 by between $45 million and $50 million with corresponding reductions to net earnings, the net carrying amount of income properties and to unitholders' equity. There will be no impact on RDI as a result of the adoption of this standard by the Trust.

3. *Revenue recognition*

   The CICA has adopted recommendations that require the Trust to change the method of rental revenue recognition such that it can no longer account for stepped rent leases (leases with contractual increases at specified periods during the lease term) on a contractual basis. This standard is prospective in application and effective for the Trust's 2004 fiscal year. Commencing on January 1, 2004 the Trust will account for minimum rental revenue on a straight-line basis, whereby the total amount of rents to be received under a lease

is recognized in income in equal periodic amounts over the term of the respective lease. The Trust has estimated that the impact of the adoption of this standard will increase rental revenue and other assets during 2004 by between $4 million and $5 million with corresponding increases to net earnings and unitholders' equity.

4. *Stock-based compensation*

The CICA has adopted recommendations that will require RioCan to expense the fair value of all trustee and employee unit option grants. RioCan has elected to adopt the standard on a retroactive basis for all awards granted on or after January 1, 2002. As a result, on January 1, 2004 the Trust will recognize the cumulative effect by making an adjustment to opening unitholders' equity without restatement. With respect to unvested unit option grants outstanding at December 31, 2003 RioCan has estimated that the impact of the adoption of this standard will increase general and administrative costs during 2004 by approximately $0.7 million with a corresponding decrease to net earnings. There will be no impact on unitholders' equity.

RISKS AND UNCERTAINTIES

All real property investments are subject to a degree of risk. They are affected by various factors including changes in general economic conditions (such as the availability of long term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from other available space, fluctuations in interest rates and various other factors. RioCan's net earnings and funds available for distributions to unitholders would be adversely affected if a significant number of tenants were to become unable to meet their obligations to the Trust or if RioCan were unable to lease a significant amount of available space in its properties on economically favorable lease terms.

Tenant concentrations

RioCan seeks to reduce its operating and leasing risks in managing its shopping centre portfolio through geographical diversification, staggered lease maturities, diversification of revenue sources resulting from a large tenant base, avoiding dependence on any single tenant by ensuring no individual tenant contributes a significant percentage of the Trust's gross revenue, and by ensuring a considerable portion of its revenue is earned from national and anchor tenants. As previously indicated, management, in measuring the Trust's performance, does not distinguish or group its operations on a geographical or any other basis. The components of RioCan's tenant concentration risk strategy are discussed below.

The following tables illustrate the geographical diversification of RioCan's retail property portfolio:

Province	RioCan's interest in gross leasable area (Sq ft in '000)	RioCan's interest in gross leaseable Area (%)		Net carrying amount of income properties (000's)	Net carrying amount of income properties (%)	Annualized gross rental revenue (%)
Ontario	17,212	61.9%	$	2,172	64.1%	64.4%
Quebec	3,909	14.1%		374	11.0%	12.1%
Alberta	2,239	8.0%		351	10.4%	8.9%
Saskatchewan	1,536	5.5%		233	6.9%	4.7%
British Columbia	1,452	5.2%		137	4.0%	5.7%
New Brunswick	934	3.4%		69	2.0%	2.5%
Newfoundland	183	0.7%		16	0.5%	0.4%
Manitoba	179	0.6%		24	0.7%	0.7%
Prince Edward Island	165	0.6%		14	0.4%	0.6%
	27,809	100.0%	$	3,390	100.0%	100.0%

Lease maturities are staggered to ensure that there is no over-exposure to large amounts of rollovers in any given year. At December 31, 2003 the proportion of the Trust's leasable area for which leases expire over the next five years is as follows: 2004 - 5.3%; 2005 - 7.8%; 2006 - 8.2%; 2007 - 7.1%; and 2008 - 7.3%.

RioCan's 10 largest tenants (based on annualized gross rental revenue) and the weighted average term remaining on their leases were as follows:

		At December 31, 2003		At December 31, 2002	
Ranking	Tenant	Weighted average gross rental revenue (%)	Weighted average remaining lease term (years)	Weighted average gross rental revenue (%)	Weighted average remaining lease term (years)
1.	Wal-Mart	6.1%	13.6	6.2%	14.4
2.	Zellers	4.6%	11.3	4.4%	11.6
3.	A&P/Dominion	4.3%	11.5	4.3%	12.0
4.	Famous Players	3.7%	17.1	3.9%	18.2
5.	Loblaws	3.4%	9.0	3.5%	9.9
6.	Winners/HomeSense	2.9%	7.2	2.4%	7.8
7.	Métro-Richelieu	2.4%	7.1	2.4%	6.5
8.	Staples/Business Depot	2.2%	11.1	2.2%	12.1
9.	Canadian Tire	1.8%	12.7	1.7%	12.9
10.	Shoppers Drug Mart	1.8%	7.0	1.8%	7.6
		33.2%		32.8%	

At December 31, 2003: (i) 80.1% of RioCan's annualized gross rental revenue was derived from, and 80.3% of its space was leased to, national and anchor tenants; (ii) no individual tenant comprised more than 6.2% of the portfolio's annualized gross revenue; (iii) over 49.4% of annualized gross rental revenue was derived from its 25 largest tenants; (iv) 12.8% of RioCan's annualized gross rental revenue came from national and regional supermarket chains; and (v) RioCan had over 4,600 individual tenancies.

Many of the Trust's long term leases contain provisions designed to mitigate the impact of inflation. Such leases may include clauses enabling RioCan to receive payment of additional rent calculated as a percentage of tenants' gross sales above pre-determined thresholds and/or escalation clauses which generally increase rental rates during the term of the leases. In addition, many of the Trust's leases are for terms less than 10 years which permits RioCan to seek to increase rents to market rates upon renewal. The majority of RioCan's leases require tenants to pay an allocable share of operating expenses, including common area maintenance costs, insurance and property taxes, thereby reducing the Trust's exposure to increases in costs and operating expenses resulting from inflation.

In addition, in order to reduce RioCan's exposure to the risks relating to the credit and financial stability of its tenants, the Trust's Declaration restricts the amount of space which can be leased to any tenant and that tenant's affiliates (generally, other than in respect of leases with or guaranteed by the Government of Canada, a province of Canada, a municipality in Canada or any agency thereof) to premises or space having a fair market value, net of encumbrances, of no more than 20% of the aggregate amount of unitholders' equity of RioCan and the amount of accumulated amortization of income properties calculated in accordance with GAAP. As indicated above, at December 31, 2003 RioCan's largest tenant based on gross revenue was Wal-Mart at 6.2%.

In summary, the principal operating risk facing the Trust is the potential for declining revenue if it cannot maintain the existing high occupancy levels of its properties should tenants experience financial difficulty and be unable to fulfill their lease commitments. As discussed above, the Trust mitigates the risk of credit loss by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Thorough credit assessments are conducted for all new leasing. To further safeguard against the risk of declining revenue, RioCan invests primarily in supermarket and junior department store-anchored, neighbourhood, convenience-oriented shopping centres which are always required to service the day-to-day needs of the general population. Should vacancies occur in these types of centres, it is generally easier to find replacement tenants.

Interest rate and other debt related risks

Profitability is impacted by interest rates as interest expense represents a significant cost in the ownership of real estate investments by the Trust. RioCan seeks to reduce its interest rate risks by extending the average maturity of its long term debt and limiting the use of floating rate debt so as to minimize its exposure to interest rate fluctuations. At December 31, 2003 RioCan's total indebtedness had a 6 year weighted average term to maturity bearing a weighted average interest rate of 7.1%. At December 31, 2003 less than 0.5% of RioCan's total indebtedness was at floating interest rates as compared to 4.3% for 2002. Additionally, for the year ended December 31, 2003 and 2002 RioCan's interest coverage ratio (calculated based on net earnings before interest, taxes, depreciation and amortization) was 2.6 times.

Additionally, interest rates may also impact investor attitudes as they influence capitalization rates sought by investors. Consequently, the current environment of historically low interest rates tends to positively impact operations; a change in this environment may have the opposite impact.

A further risk to RioCan's growth program is that of not having sufficient debt capital available to it. Given the relatively small size of the Canadian lending marketplace, there may come a point in the future at which accessing debt capital may become more difficult. While not yet an impediment to growth, RioCan seeks to mitigate this potential risk by making use of the Canadian commercial-backed security market and by constantly seeking out new sources of debt capital (including foreign-based).

Also, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs and mortgage payments, represent liabilities that must be met regardless of whether the property is producing any income. If RioCan is unable to meet mortgage payments on any property, a loss could be sustained as a result of the mortgagee's exercise of its RioCan covenant or alternatively the mortgagee's rights of foreclosure or power of sale.

Liquidity risk

Real estate investments are relatively illiquid. This illiquidity will tend to limit the ability of RioCan to vary its portfolio promptly in response to changed economic or investment conditions. If RioCan were required to quickly liquidate its assets, there is a risk that RioCan would realize sale proceeds of less than the current book value of RioCan's real estate investments.

Competition for real estate investments

A risk to RioCan's growth through acquisitions is its competition for real estate investments. RioCan competes for suitable real estate investments with individuals, corporations, other real estate investment trusts and similar vehicles, and institutions (both Canadian and foreign) which are presently seeking or which may seek in the future real property investments similar to those desired by RioCan. Many of these investors have similar financial resources to those of RioCan, or operate without RioCan's investment restrictions, or according to more flexible conditions. As the attractiveness of this class of real estate has become increasingly widely recognized, the competition for acquiring these assets has increased commensurately. As such, the risks to RioCan are: (i) that it will not be able to continue to acquire high-quality retail assets; and (ii) an increase in competition for real property investments may thereby increase purchase prices and reduce the yield thereon. The Trust has partially mitigated this risk through its involvement in greenfield development by way of its participating mortgage lending program.

Governmental regulation and environmental matters

The Trust's assets and operations are inherently not subject to a high level of environmental risk. Under various federal and provincial laws, RioCan as an owner and operator of real property, could become liable for the costs of removal or remediation of certain hazardous or toxic substances released on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, may adversely affect the Trust's ability to sell such real estate or to borrow using such real estate as collateral, and could potentially also result in claims against the Trust.

It is RioCan's policy to obtain a Phase I environmental audit conducted by a qualified environmental consultant prior to acquiring any property. In addition, where appropriate, tenant leases generally specify that the tenant will conduct its business in accordance with environmental regulations and be responsible for any liabilities arising out of infractions to such regulation. It is RioCan's practice to periodically inspect tenant premises that may be subject to environmental risk. RioCan maintains insurance to cover a sudden and/or accidental environmental mishap.

Construction risk

Due to its involvement in development activities, the Trust is subject to risks such as construction or other unforeseeable delays and cost overruns. To mitigate such risks, the Trust undertakes development projects with developers possessing a proven track record of success. The risks are further minimized through adherence to a policy of not commencing construction until satisfactory levels of pre-leasing/sales are achieved, generally defined to be 65% of leasable area. In addition, the overall capital that can be committed at any one time to all such projects is limited by its Declaration to no more than 15% of unitholders' equity.

Unitholder liability

In its economic statement delivered on December 17, 2003, the Ontario Government announced that it will propose technical legislative changes to clarify that investors in publicly traded trusts will not be liable for the activities of the trust. Should the legislation be passed, the Province of Ontario will have legislated limited liability for unitholders in publicly traded REITs and income trusts.

Additionally, RioCan's Declaration generally provides that no unitholder will be held to have any personal liability as such, and that no resort shall be had to the private property of any unitholder for satisfaction of any obligation or

claim arising out of or in connection with any contract or obligation of RioCan. Only assets of RioCan are intended to be liable and subject to levy or execution. The Declaration further provides that certain written instruments signed by RioCan (including all mortgages, leases and other written instruments creating a material obligation of RioCan) must contain a provision to the effect that such obligation will not be binding upon unitholders personally and that no personal liability will attach in Canada to the holders of units for contract claims under any written instrument containing such a provision disclaiming personal liability. However, in conducting its affairs, RioCan has acquired and may acquire real estate investments subject to existing contractual obligations, including obligations under mortgages and leases that do not include such provisions. RioCan seeks to use its best efforts to ensure that provisions disclaiming personal liability are included in contractual obligations related to properties acquired, and leases entered into, in the future. The possibility of any personal liability arising is considered remote.

Document 133

RECEIVED

Form 5 Submission - Dividend/Distribution Declaration

Issuer : RioCan Real Estate Investment Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
REI.UN	.1075	cdn cents	09/19/2005	09/30/2005	10/07/2005

Filed on behalf of the Issuer by:

Name: Nancy Medlock
Phone: 416-306-2406
Email: nmedlock@riocan.com
Submission Date:
Last Updated: 09/15/2005 14:54:53

Form 5 Submission - Dividend/Distribution Declaration

Issuer : RioCan Real Estate Investment Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
REI.UN	10.75	cdn cents	08/17/2005	08/31/2005	09/08/2005

Details: Robert Wolf will confirm via telephone with Kay Harrison.

Filed on behalf of the Issuer by:

Name:	Nancy Medlock
Phone:	416-306-2406
Email:	nmedlock@riocan.com
Submission Date:	
Last Updated:	08/17/2005 08:31:42

DISTRIBUTION / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	19	07	2005

Type of Security and Unit Symbol on which Distribution / Distribution declared

TRUST UNITS/ REI.UN

Amount of Distribution / Distribution per share (if special distribution, unit distribution, or distribution in foreign currency, please give details)

10.5 cents per unit

	DD	MM	YYYY
PAYABLE DATE	08	08	2005
RECORD DATE	29	07	2005

NOTE: Upon receipt of this Form, the TSX will determine the ex-distribution date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Robert Wolf
PHONE / EMAIL	416-866-3198 rwolf@riocan.com
DATE	July 19, 2005

DISTRIBUTION / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	16	06	2005

Type of Security and Unit Symbol on which Distribution / Distribution declared

TRUST UNITS/ REI.UN

Amount of Distribution / Distribution per share (if special distribution, unit distribution, or distribution in foreign currency, please give details)

10.5 cents per unit

	DD	MM	YYYY
PAYABLE DATE	08	07	2005
RECORD DATE	30	06	2005

NOTE: Upon receipt of this Form, the TSE will determine the ex-distribution date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE June 16, 2005

TSE

DISTRIBUTION / DISTRIBUTION DECLARATION

DATE OF DECLARATION

18	05	2005
DD	MM	YYYY

Type of Security and Unit Symbol on which Distribution / Distribution declared

TRUST UNITS/ REI.UN

Amount of Distribution / Distribution per share (if special distribution, unit distribution, or distribution in foreign currency, please give details)

10.5 cents per unit

PAYABLE DATE

07	06	2005
DD	MM	YYYY

RECORD DATE

31	05	2005
DD	MM	YYYY

NOTE: Upon receipt of this Form, the TSE will determine the ex-distribution date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE May 18, 2005

DISTRIBUTION / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	19	04	2005

Type of Security and Unit Symbol on which Distribution / Distribution declared

TRUST UNITS/ REI.UN

Amount of Distribution / Distribution per share (if special distribution, unit distribution, or distribution in foreign currency, please give details)

10.5 cents per unit

	DD	MM	YYYY
PAYABLE DATE	6	5	2005
RECORD DATE	29	04	2005

NOTE: Upon receipt of this Form, the TSE will determine the ex-distribution date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE April 19, 2005

DISTRIBUTION / DISTRIBUTION DECLARATION

DATE OF DECLARATION	16	03	2005
	DD	MM	YYYY

Type of Security and Unit Symbol on which Distribution / Distribution declared

TRUST UNITS/ REI.UN

Amount of Distribution / Distribution per share (if special distribution, unit distribution, or distribution in foreign currency, please give details)

10.5 cents per unit

PAYABLE DATE	7	4	2005
	DD	MM	YYYY
RECORD DATE	31	03	2005
	DD	MM	YYYY

NOTE: Upon receipt of this Form, the TSE will determine the ex-distribution date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE March 16, 2005

TSE

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	17	02	2005

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10.5 cents per unit

	DD	MM	YYYY
PAYABLE DATE	7	03	2005
RECORD DATE	28	02	2005

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE Feb 17, 2005

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION 18 (DD) 01 (MM) 2005 (YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10.5 cents per unit

PAYABLE DATE 07 (DD) 02 (MM) 2005 (YYYY)

RECORD DATE 31 (DD) 01 (MM) 2005 (YYYY)

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Robert Wolf
PHONE / EMAIL	416-866-3198 rwolf@riocan.com
DATE	January 18, 2005

TSE

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION 15 (DD) 12 (MM) 2004 (YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10.5 cents per unit

PAYABLE DATE 07 (DD) 01 (MM) 2005 (YYYY)

RECORD DATE 31 (DD) 12 (MM) 2004 (YYYY)

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE December 15, 2004

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION 18 | 11 | 2004 (DD MM YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10.5 cents per unit

PAYABLE DATE 07 | 12 | 2004 (DD MM YYYY)

RECORD DATE 30 | 11 | 2004 (DD MM YYYY)

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE November 18, 2004

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	19	10	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10.5 cents per unit

	DD	MM	YYYY
PAYABLE DATE	05	11	2004
RECORD DATE	29	10	2004

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE October 19, 2004

TSE

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	15	09	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10 cents per unit

	DD	MM	YYYY
PAYABLE DATE	07	10	2004
RECORD DATE	30	09	2004

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE September 15, 2004

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION

DD	MM	YYYY
16	08	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10 cents per unit

PAYABLE DATE

DD	MM	YYYY
08	09	2004

RECORD DATE

DD	MM	YYYY
31	08	2004

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Ed Sonshine

PHONE / EMAIL 416-866-3018 sonshine@riocan.com

DATE August 16, 2004

TSE

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	14	07	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10 cents per unit

	DD	MM	YYYY
PAYABLE DATE	09	08	2004
RECORD DATE	30	07	2004

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE July 14, 2004

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	17	06	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10 cents per unit

	DD	MM	YYYY
PAYABLE DATE	08	07	2004
RECORD DATE	30	06	2004

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Edward Sonshine, Q.C. – President & CEO
PHONE / EMAIL	416-866-3018 / sonshine@riocan.com
DATE	June 17, 2004

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	18	05	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS/ REI.UN

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

10 cents per unit

	DD	MM	YYYY
PAYABLE DATE	07	06	2004
RECORD DATE	31	05	2004

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE May 18, 2004

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION 19 (DD) 04 (MM) 2004 (YYYY)

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

9.75

PAYABLE DATE 07 (DD) 05 (MM) 2004 (YYYY)

RECORD DATE 30 (DD) 04 (MM) 2004 (YYYY)

NOTE: Upon receipt of this Form, TSX will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 / rwolf@riocan.com

DATE April 19, 2005

FORM: 5 | Company Name: RioCan Real Estate Investment Trust | **Stock Symbol:** REI.UN

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	17	03	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

9.75

	DD	MM	YYYY
PAYABLE DATE	17	04	2004
RECORD DATE	31	03	2004

NOTE: Upon receipt of this Form, TSX will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 / rwolf@riocan.com

DATE March 17, 2005

DIVIDEND / DISTRIBUTION DECLARATION

	DD	MM	YYYY
DATE OF DECLARATION	16	02	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

TRUST UNITS

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

9.75 cents per unit

	DD	MM	YYYY
PAYABLE DATE	05	03	2004
RECORD DATE	27	02	2004

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416-866-3198 rwolf@riocan.com

DATE February 16, 2004

FORM: 5 | **Company Name:** **Stock Symbol:**

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION

DD	MM	YYYY
19	01	2004

Type of Security and Stock Symbol on which Dividend / Distribution declared

Units rei.un

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

9.75 cents per unit

PAYABLE DATE

DD	MM	YYYY
06	02	2004

RECORD DATE

DD	MM	YYYY
30	01	2004

NOTE: Upon receipt of this Form, TSX will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Robert Wolf

PHONE / EMAIL 416 866-3198

DATE January 19, 2004